Form 20-F
period 2020-12-31
AMERICA MOVIL SAB DE CV/
filed 2021-04-29
CIK 1129137

As filed with the Securities and Exchange Commission on April 28, 2021

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

Annual Report Pursuant to Section 13 or 15(d) of the Securities

Exchange Act of 1934

for the fiscal year ended December 31, 2020

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

E-mail: daniela.lecuona@americamovil.com

(name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading symbol	Name of each exchange on which registered:
A Shares, without par value	AMOV	New York Stock Exchange
L Shares, without par value	AMX	New York Stock Exchange
3.125% Senior Notes Due 2022	AMX22	New York Stock Exchange
3.625% Senior Notes Due 2029	AMX29	New York Stock Exchange
2.875% Senior Notes Due 2030	AMX30	New York Stock Exchange
6.375% Notes Due 2035	AMX35	New York Stock Exchange
6.125% Notes Due 2037	AMX37	New York Stock Exchange
6.125% Senior Notes Due 2040	AMX40	New York Stock Exchange
4.375% Senior Notes Due 2042	AMX42	New York Stock Exchange
4.375% Senior Notes Due 2049	AMX49	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares of each of the registrant’s classes of capital or common stock as of December 31, 2020:

20,578 million	AA Shares
520 million	A Shares
45,764 million	L Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.	Yes	X	No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.	Yes		No	X

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.	Yes	X	No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this Chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).	Yes	X	No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

X	Large accelerated filer	Accelerated filer	Non-accelerated filer	Emerging growth company

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	X	International Financial Reporting Standards as issued by the International Accounting Standards Board	Other

If “other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17             Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).	Yes	No	X

MOVING FORWARD WITHOUT LIMITS

2020 ANNUAL REPORT FORM 20-F

américa móvil

We present our consolidated financial statements in Mexican pesos. This annual report contains translations of various peso amounts into U.S. dollars at specified rates solely for your convenience. You should not construe these translations as representations that the peso amounts actually represent the U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated U.S. dollar amounts from pesos at the exchange rate of Ps.19.9487 to U.S.$1.00, which was the rate reported by Banco de México on December 30, 2020, as published in the Official Gazette of the Federation (Diario Oficial de la Federación, or “Official Gazette”).

We have not included earnings or dividends on a per American Depositary Share (“ADS”) basis. Each L Share ADS represents 20 L Shares and each A Share ADS represents 20 A Shares.

	FOR THE YEAR ENDED DECEMBER 31,

	2016		2017		2018		2019		2020		2020
	(in millions of Mexican pesos, except share and per share amounts)										(in millions of U.S. dollars, except share and per share amounts)

STATEMENT OF COMPREHENSIVE INCOME DATA:
Operating revenues	Ps.	975,412	Ps.	1,021,634	Ps.	1,038,208	Ps.	1,007,348	Ps.	1,016,887	U.S.	50,975
Operating costs and expenses		865,802		921,490		898,651		852,507		851,532		42,686
Depreciation and amortization		148,526		160,175		155,713		158,915		164,244		8,233
Operating income		109,610		100,144		139,557		154,841		165,355		8,289
Net profit for the year	Ps.	12,079	Ps.	32,155	Ps.	54,517	Ps.	70,313	Ps.	51,027	U.S.	2,559

NET PROFIT ATTRIBUTABLE FOR THE YEAR TO:
Equity holders of the parent	Ps.	8,650	Ps.	29,326	Ps.	52,566	Ps.	67,731	Ps.	46,853	U.S.	2,349
Non-controlling interests		3,429		2,829		1,951		2,582		4,174		210
Net profit for the year	Ps.	12,079	Ps.	32,155	Ps.	54,517	Ps.	70,313	Ps.	51,027	U.S.	2,559

EARNINGS PER SHARE:
Basic	Ps.	0.13	Ps.	0.44	Ps.	0.79	Ps.	1.03		0.71		0.04
Diluted	Ps.	0.13	Ps.	0.44	Ps.	0.79	Ps.	1.03		0.71		0.04
Dividends declared per share (1)	Ps.	0.28	Ps.	0.30	Ps.	0.32	Ps.	0.35	Ps.	0.38	U.S.	0.02

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (MILLIONS):
Basic		65,693		65,909		66,055		66,016		66,265		-
Diluted		65,693		65,909		66,055		66,016		66,265		-

	AS OF DECEMBER 31,

	2016		2017		2018		2019		2020		2020
	(in millions of Mexican pesos, except share and per share amounts)										(in millions of U.S. dollars, except share and per share amounts)

BALANCE SHEET DATA:
Property, plant and equipment, net	Ps.	701,190	Ps.	676,343	Ps.	640,001	Ps.	639,343	Ps.	722,930	U.S.	36,239
Right of use assets		-		-		-		118,003		101,977		5,112
Total assets		1,515,042		1,486,212		1,429,223		1,531,934		1,625,048		81,463
Short-term debt and current portion of long-term debt		82,607		51,746		96,230		129,172		148,083		7,423
Short-term lease debt								25,895		25,068		1,257
Long-term debt		625,194		646,139		542,692		495,082		480,300		24,077
Long-term lease debt								94,702		84,259		4,224
Capital stock		96,338		96,339		96,338		96,338		96,342		4,829
Total equity		271,024		260,634		245,872		226,907	Ps.	315,118	U.S.	15,797
NUMBER OF OUTSTANDING SHARES (MILLIONS):
AA Shares		20,635		20,602		20,602		20,602		20,578		-
A Shares		592		567		546		531		520		-
L Shares		44,571		44,901		44,887		44,872		45,764		-
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

Our largest operations are in Mexico and Brazil, which together account for over half of our total RGUs and where we have the largest market share based on RGUs. We also have operations in 16 other countries in the Americas and seven countries in Central and Eastern Europe as of December 31, 2020. For a list of our principal subsidiaries, see Note 2 a(ii) to our audited consolidated financial statements and “Additional Information—Exhibit 8.1” under Part VII of this annual report.

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

ABOUT AMÉRICA MÓVIL

The following map illustrates the geographic diversity of our operations and certain key performance indicators ("KPIs") as of December 31, 2020.

MEXICO TELCEL TELMEX

Licensed Population	**126**
Wireless Subscribers	**77,789**
Revenue Generating Units (RGUs)	**21,925**
Wireless Penetration	**99%**

Wireless and Fixed Operations

ECUADOR CLARO

Licensed Population	**18**
Wireless Subscribers	**7,929**
Revenue Generating Units (RGUs)	**420**
Wireless Penetration	**88%**

Wireless and Fixed Operations

PERU CLARO

Licensed Population	**33**
Wireless Subscribers	**10,948**
Revenue Generating Units (RGUs)	**1,739**
Wireless Penetration	**120%**

Wireless and Fixed Operations

CHILE CLARO

Licensed Population	**19**
Wireless Subscribers	**6,435**
Revenue Generating Units (RGUs)	**1,377**
Wireless Penetration	**142%**

Wireless and Fixed Operations

UNITED STATES TRACFONE

Licensed Population	329
Wireless Subscribers	20,682
Revenue Generating Units (RGUs)	-
Wireless Penetration	129%

Wireless Operation

AUSTRIA & EASTERN EUROPE A1

Licensed Population	42
Wireless Subscribers	21,864
Revenue Generating Units (RGUs)	6,050
Wireless Penetration	126%

Austria, Belarus, Bulgaria, Croatia, Serbia, Slovenia and Macedonia / Wireless Operation
Austria, Belarus, Bulgaria, Croatia, Slovenia and Macedonia / Wireless and Fixed Operations

CENTRAL AMERICA & CARIBBEAN CLARO

Licensed Population	62
Wireless Subscribers	21,467
Revenue Generating Units (RGUs)	6,805
Wireless Penetration	102%

Wireless and Fixed Operations

COLOMBIA CLARO

Licensed Population	51
Wireless Subscribers	33,009
Revenue Generating Units (RGUs)	8,318
Wireless Penetration	124%

Wireless and Fixed Operations

BRAZIL CLARO

Licensed Population	213
Wireless Subscribers	63,140
Revenue Generating Units (RGUs)	32,648
Wireless Penetration	110%

Wireless and Fixed Operations

ARGENTINA, PARAGUAY & URUGUAY CLARO

Licensed Population	56
Wireless Subscribers	24,234
Revenue Generating Units (RGUs)	1,459
Wireless Penetration	125%

Argentina, Paraguay and Uruguay / Wireless Operations
Argentina and Paraguay / Fixed Operations

Licensed Population in millions
Wireless Subscribers and Revenue Generating Units in thousands

KEY PERFORMANCE INDICATORS

We have identified RGUs as a key performance indicator (“KPI”) that helps measure the performance of our operations. The table below includes the number of our wireless subscribers and our fixed RGUs, which together make up the total RGUs, in the countries where we operate. Wireless subscribers consist of the number of prepaid and postpaid subscribers to our wireless services. Fixed RGUs consist of fixed voice, fixed data and Pay TV units (which include customers of our Pay TV services and, separately, of certain other digital services). The figures below reflect total wireless subscribers and fixed RGUs of all our consolidated subsidiaries, without adjustments to reflect our equity interest, in the following reportable segments:

•	Mexico Wireless;
•	Mexico Fixed;
•	Brazil;
•	Colombia;
•	Southern Cone (Argentina, Chile, Paraguay and Uruguay);
•	Andean Region (Ecuador and Peru);
•	Central America (Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panama);
•	the Caribbean (the Dominican Republic and Puerto Rico);
•	the United States; and
•	Europe (Austria, Belarus, Bulgaria, Croatia, Macedonia, Serbia and Slovenia).

	AS OF DECEMBER 31,
	2018	2019	2020
		(in thousands)
WIRELESS SUBSCRIBERS
Mexico Wireless	75,448	76,918	77,789
Brazil	56,416	54,488	63,140
Colombia	29,681	31,104	33,009
Southern Cone	30,971	31,507	30,669
Andean Region	20,344	20,104	18,877
Central America	14,364	15,488	15,044
Caribbean	5,887	6,244	6,422
United States	21,688	20,876	20,682
Europe	21,029	21,296	21,864
Total Wireless Subscribers	275,828	278,025	287,497
FIXED RGUS:
Mexico Fixed	22,337	21,992	21,925
Brazil	35,285	34,048	32,648
Colombia	7,171	7,613	8,318
Southern Cone	2,199	2,514	2,836
Andean Region	1,856	2,049	2,158
Central America	6,465	4,409	4,247
Caribbean	2,546	2,528	2,558
Europe	6,203	6,143	6,050
Total Fixed RGUs	84,062	81,296	80,740
Total RGUs	359,890	359,323	368,237

PRINCIPAL BRANDS

We operate in all of our geographic segments under the Claro brand name, except in Mexico, the United States and Europe, where we principally do business under the brand names listed below.

COUNTRY	PRINCIPAL BRANDS	SERVICES AND PRODUCTS
Mexico	Telcel	Wireless voice
Wireless data

	Telmex Infinitum	Fixed voice
Fixed data

United States(1)	TracFone	Wireless voice
Wireless data

	Straight Talk	Wireless voice
Wireless data

Europe	A1	Wireless voice

Wireless data

Fixed voice

Fixed data

Pay TV

(1) We entered into an agreement to sell our United States operations to Verizon Communications Inc. as described under “Acquisitions, Other Investments and Divestitures.” We expect the closing to occur during 2021.

SERVICES AND PRODUCTS

We offer a wide range of services and products that vary by market, including wireless voice, wireless data and value-added services, fixed voice, fixed data, broadband and IT services, Pay TV and over-the-top (“OTT”) services.

Wireless Operations

In 2020, our wireless voice and data operations generated revenues of Ps.561.5 billion, representing 55.5% of our consolidated revenues. As of December 31, 2020, our wireless operations represented approximately 78.1% of our total RGUs.

VOICE AND DATA. Our wireless subsidiaries provide voice communication services across the countries in which they operate. We offer international roaming services to our wireless subscribers through a network of cellular service providers with which our wireless subsidiaries have entered into international roaming agreements around the world, and who provide GSM, 3G and 4G-LTE roaming services.

The voice and data plans are either “postpaid,” where the customer is billed monthly for the previous month, or “prepaid,” where the customer pays in advance for a specified volume of use over a specified period. Postpaid plans increased as a percentage of the wireless base from 32.0% in December 2019 to 34.0% as of December 31, 2020, while prepaid plans represented 66.0% as of December 31, 2020.

Our wireless voice services are offered under a variety of plans to meet the needs of different market segments. In addition, we often bundle wireless data communications services together with wireless voice services. Our wireless subsidiaries had approximately 287 million wireless voice and data subscribers as of December 31, 2020.

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

In general, our average rates per minute of wireless voice are very competitive for both prepaid and postpaid plans. On average, rates per minute of wireless voice used in 2020 decreased by approximately 27.1% at constant exchange rates relative to 2019. In addition, the plans we offer our retail customers include selective discounts and promotions that reduce the rates our customers pay.

VALUE-ADDED SERVICES. As part of our wireless data business, our subsidiaries offer value-added services that include Internet access, messaging and other wireless entertainment and corporate services through GSM/EDGE, 3G and 4G LTE networks.

Internet services include roaming capability and wireless Internet connectivity for feature phones, smartphones, tablets and laptops, including data transmission, e-mail services, instant messaging, content streaming and interactive applications. For example, in Mexico, our website for our wireless services (www.telcel.com) through Radiomóvil Dipsa, S.A. de C.V (“Telcel”), offers a wide range of services and content such as video, music, games and other applications, which our subscribers can access from mobile devices. In addition, we offer other wireless services, including wireless security services, mobile payment solutions, machine-to-machine services, mobile banking, virtual private network (“VPN”) services, video calls and personal communications services (“PCS”).

Fixed Operations

In 2020, our fixed voice, data, broadband and IT solutions had revenues of Ps.284.6 billion, representing 28.1% of our consolidated revenues. As of December 31, 2020, our fixed operations represented approximately 21.9% of our total RGUs, compared to 22.6% as of December 31, 2019.

VOICE. Our fixed voice services include local, domestic and international long-distance, under a variety of plans to meet the needs of different market segments, specifically tailored to our residential and corporate clients.

DATA. We offer data services, including data centers, data administration and hosting services to our residential and corporate clients under a variety of plans.

BROADBAND. We provide residential broadband access through hybrid fiber-coaxial (“HFC”) or fiber-optic cable. These services are typically bundled with voice services and are competitively priced as a function of the desired or available speed. As a complement to these services, we offer a number of products such as home networking and smart home services.

IT SOLUTIONS. Our subsidiaries provide a number of different IT solutions for small businesses and large corporations. We also provide specific solutions to the industrial, financial, government and tourism sectors, among others.

PAY TV. We offer Pay TV through cable and satellite TV subscriptions to both retail and corporate customers under a variety of plans. As of December 31, 2020, we had approximately 20.1 million Pay TV RGUs, a decrease of approximately 796 thousand Pay TV RGUs from the prior year.

EQUIPMENT, ACCESSORIES AND COMPUTER SALES. Equipment, accessories and computer sales primarily include the sale of handsets, accessories and other equipment.

OTHER SERVICES. Other services include other businesses such as telephone directories, call center services, wireless security services, advertising, media and software development services.

OTT SERVICES. We sell video, audio and other media content that is delivered through the internet directly from the content provider to the viewer or end user. Our most important service is ClaroVideo, an on-demand internet streaming video provider with more than 18,500 content titles sold across all the Latin American and Caribbean markets in which we operate. We offer bundled packages of ClaroVideo, which may include:

Subscription video on demand, providing unlimited access to a catalogue of over 18,500 titles for a fixed monthly subscription fee;

Transactional video on demand and electronic sell-through, offering the option to rent or buy new content releases; and

Add-on services such as subscription and other OTT services through a platform payment system, including access to FOX, HBO, Noggin and Paramount+, among others.

We also offer an advertised and unlimited music streaming and downloading service in 16 countries in Latin America and Europe through ClaroMúsica, with access to approximately 50 million titles across all music genres.

Services and Products by Country

The following table is a summary of our principal services rendered and products produced as of December 31, 2020 in the countries in which we operate.

	WIRELESS VOICE, DATA AND VALUE ADDED SERVICES(1)	FIXED VOICE, BROADBAND, DATA AND IT SERVICES(2)	PAY TV	OTT SERVICES(3)
Argentina	🌑	🌑	🌑	🌑
Austria	🌑	🌑	🌑	🌑
Belarus	🌑	🌑	🌑	🌑
Brazil	🌑	🌑	🌑	🌑
Bulgaria	🌑	🌑	🌑	🌑
Chile	🌑	🌑	🌑	🌑
Colombia	🌑	🌑	🌑	🌑
Costa Rica	🌑	🌑	🌑	🌑
Croatia	🌑	🌑	🌑	🌑
Dominican Republic	🌑	🌑	🌑	🌑
Ecuador	🌑	🌑	🌑	🌑
El Salvador	🌑	🌑	🌑	🌑
Guatemala	🌑	🌑	🌑	🌑
Honduras	🌑	🌑	🌑	🌑
Macedonia	🌑	🌑	🌑	🌑
Mexico	🌑	🌑		🌑 (4)
Nicaragua	🌑	🌑	🌑	🌑
Panama	🌑	🌑	🌑	🌑
Paraguay	🌑	🌑	🌑	🌑
Peru	🌑	🌑	🌑	🌑
Puerto Rico	🌑	🌑	🌑	🌑
Serbia	🌑			🌑
Slovenia	🌑	🌑	🌑	🌑
Uruguay	🌑			🌑
United States (5)	🌑

(1)	Includes voice communication and international roaming services, interconnection and termination services, SMS, MMS, e-mail, mobile browsing, entertainment and gaming applications.
(2)	Includes local calls, national and international long distance.
(3)	Includes ClaroVideo and ClaroMúsica.
(4)	Services provided by non-concessionaire subsidiaries.
(5)

We entered into an agreement to sell our United States operations to Verizon Communications Inc. as described under “Acquisitions, Other Investments and Divestitures.” We expect the closing to occur during 2021.

Our networks are one of our main competitive advantages. Today, we own and operate one of the largest integrated platforms based on our covered population across 17 countries in Latin America and are expanding our network in Europe.

INFRASTRUCTURE

For the year ended December 31, 2020, our capital expenditures totaled Ps.129.6 billion, which allowed us to increase our network, to expand our capacity and to upgrade our systems to operate with the latest technologies. With fully convergent platforms, we are able to deliver high-quality voice, video and data products.

As of December 31, 2020, the main components of our infrastructure were comprised of:

•	Cell sites : 100,122 sites with 2G, 3G and 4G technologies across Latin America and Europe. Tower space for our cell sites is a combination of towers we own and tower spaces leased from third parties. Additionally, we have been expanding our coverage and improving quality and speed with a number of street cells and indoor solutions. Our Board of Directors has approved a plan to spin off our towers and related passive infrastructure in Latin America into an independent Company. See “Acquisitions, Other Investments and Divestitures.”

•	Fiber-optic network: More than 1,081 thousand km. Our network passed approximately 81 million homes.

•	Submarine cable system: Capacity of more than 189 thousand km in submarine cable, including the AM-1 submarine cable that extends 17,500 km and connects the United States to Central and South America with 11 landing points and provides international connectivity to all of our subsidiaries in these geographic areas.

•	Satellites: Six. Star One S.A. (“Star One”) has the most extensive satellite system in Latin America, with a fleet that covers the United States, Mexico, Central America and South America. We use these satellites to supply capacity for DTH services for Claro TV throughout Brazil and in other DTH Operations, as well as cellular backhaul, video broadcast and corporate data networks. In 2015 and 2016, we launched the Star One D1 and the Star One C4 to replace two limited capacity satellites.

•	Data centers: 31. We use our data centers to manage a number of cloud solutions, such as Infrastructure as a Service (“IAAS”), Software as a Service (“SAAS”), security solutions and unified communications.

In the United States, we do not own any wireless telecommunications facilities or hold any wireless spectrum licenses. Instead, we purchase airtime through agreements with wireless service providers and resell airtime to customers. Through these agreements, we have a nationwide “virtual” network, covering almost all areas in which wireless services are available.

TECHNOLOGY

Our primary wireless networks use GSM/EDGE, 3G and 4G LTE technologies, which we offer in most of the countries where we operate. We aim to increase the speed of transmission of our data services and have been expanding our 3G and 4G LTE coverage. We have begun our 5G rollout in some countries.

We transmit wireless calls and data through radio frequencies that we use under spectrum licenses. Spectrum is a limited resource, and, as a result, we may face spectrum and capacity constraints on our wireless network. We continue to invest significant capital in expanding our network capacity and reach and to address spectrum and capacity constraints on a market-by-market basis.

The table below presents a summary of the population covered by our network, by country, as of December 31, 2020.

GENERATION TECHNOLOGY*

	GSM	UMTS	LTE
	(% of covered population)
Argentina	99%	99%	98%
Austria	100%	97%	98%
Belarus	100%	100%	-
Brazil	94%	95%	87%
Bulgaria	100%	100%	99%
Chile	97%	97%	98%
Colombia	91%	80%	72%
Costa Rica	85%	79%	75%
Croatia	99%	99%	99%
Dominican Republic	100%	99%	97%
Ecuador	96%	80%	76%
El Salvador	91%	81%	66%
Guatemala	89%	88%	82%
Honduras	89%	82%	58%
Macedonia	100%	100%	99%
Mexico	94%	95%	91%
Nicaragua	76%	72%	55%
Panama	82%	88%	82%
Paraguay	76%	74%	70%
Peru	88%	84%	83%
Puerto Rico	82%	97%	98%
Serbia	99%	98%	98%
Slovenia	100%	100%	99%
Uruguay	96%	91%	82%
*	As of December 31, 2020, our 5G network covered the following percentages of popula- tion in the places indicated: 22.7% in Austria, 16.4% in Brazil and 10% in Puerto Rico.

We operate in an intensely competitive industry. Competitive factors within our industry include pricing, brand recognition, service and product offerings, customer experience, network coverage and quality, development and deployment of technologies, availability of additional spectrum licenses and regulatory developments.

Our principal competitors differ, depending on the geographical market and the types of service we offer. We compete against other providers, of wireless, broadband and Pay TV that operate on a multi-national level, such as AT&T Inc., Teléfonica and Millicom, as well as various providers that operate on a nationwide level, such as Telecom Argentina in Argentina and Telecom Italia in Brazil. Competition remains intense as a result of saturation in the fixed and wireless market, increased network investment by our competitors, the development and deployment of new technologies, the introduction of new products and services, new market entrants, the availability of additional spectrum, both licensed and unlicensed, and regulatory changes.

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

We continue to seek ways to optimize our portfolio, including by finding investment opportunities in telecommunications and related companies worldwide, including in markets where we are already present, and we often have several possible acquisitions under consideration. We may pursue opportunities in Latin America or in other areas in the world. Some of the assets that we acquire may require significant funding for capital expenditures. We can give no assurance as to the extent, timing or cost of such investments. We also periodically evaluate opportunities for dispositions, in particular for businesses and in geographies that we no longer consider strategic. Recent developments related to acquisitions, other investments and divestitures include:

•	On September 13, 2020, we entered into an agreement to sell our wholly-owned subsidiary TracFone Wireless, Inc. to Verizon Communications Inc. The consideration for the transaction will include U.S.$3,125 million in cash and U.S.$3,125 million in Verizon common stock (determined based on the pre-closing trading price of Verizon common stock, but subject to a collar on the number of shares, whereby the number of shares constituting the stock consideration will be no less than 47,124,445 and no greater than 57,596,545), subject to customary adjustments, at closing. The agreement also includes up to an additional $650 million in future cash consideration related to the achievement of certain performance measures and other commercial arrangements. The closing of the transaction is subject to customary conditions, including obtaining regulatory approval. Approvals from the Federal Communications Commission and California Public Utilities Commission are still pending. We expect the closing to occur during the second half of 2021.

•	In September 2020, we terminated our January 24, 2019 agreement to purchase 99.3% of Telefónica Móviles El Salvador, S.A. de C.V. after careful consideration of the conditions to obtaining regulatory approval.
•	In December 2020, our Brazilian subsidiary, Claro S.A. (“Claro”), together with two other offerors, won a competitive bid to acquire the mobile business owned by Oi Group in Brazil. Pursuant to the transaction, Claro will pay R$3.6 billion for 32% of Oi Group’s mobile business and approximately 4.7 thousand mobile access sites (representing 32% of Oi Group’s mobile business access sites). Claro also committed to enter into long term agreements with Oi Group for the supply of data transmission capacity. The closing of the transaction is subject to customary conditions, including obtaining regulatory approval, and we expect the closing to occur during 2021.

•	In February 2021, our Board of Directors approved a plan to spin off our telecommunications towers and other related passive infrastructure in Latin America. This operation will maximize the infrastructure’s value, as the resulting entities will be independent from the Company, with their own management and personnel, exclusively focused on developing, building and sharing telecommunications towers for wireless services. We expect to enter into lease agreements with the new entities under which we will continue using the tower space to provide wireless services. The execution of the reorganization plan will comply with applicable requirements under the laws of each applicable jurisdiction, and will be subject to obtaining required regulatory approvals. See note 25 to our audited consolidated financial statements.

For additional information on our acquisitions and investments, see note 12 to our audited consolidated financial statements included in this annual report.

MARKETING

We advertise our services and products through different channels with consistent and distinct branding and targeted marketing. We advertise via print, radio, television, digital media, sports event sponsorships and other outdoor advertising campaigns. In 2020, our efforts were mainly focused on promoting our 4.5G LTE services, leveraging the speed and quality of our networks and our fixed bundled offers, which compete on broadband speed and premium content.

We build on the strength of our well-recognized brand names to increase consumer awareness and customer loyalty. Building brand recognition is crucial for our business, and we have managed to position our brands as those of a premium carrier in most countries where we operate. According to the 2020 Brand Finance Telecom 150 report, Telcel is among the top ten strongest brands in the telecom sector which evaluates marketing investment, customer perception, staff satisfaction and corporate reputation. Also, Claro was named the most valuable brand in the Latin America region. BrandZ’s Top 50 Most Valuable Latin American Brands 2020 ranked Telcel among the top five brands in Latin America. In the same year, BrandZ also named Telcel and Claro as two of the highest-ranked telecom brands in Latin America. In addition, a year-end 2020 study by Austrian Brand Monitor found that A1, the brand name behind Telekom Austria, ranked number one in the Austrian telecommunications market for brand awareness, as well as for brand perception as a premium brand.

SALES AND DISTRIBUTION

Our extensive sales and distribution channels help us attract new customers and develop new business opportunities. We primarily sell our services and products through a network of retailers and service centers for retail customers and a dedicated sales force for corporate customers, with more than 490,000 points of sale and more than 2,900 customer service centers. Our subsidiaries also sell their services and products online.

CUSTOMER SERVICE

We give priority to providing our customers with quality customer care and support. We focus our efforts on constantly improving our customers’ experience by leveraging our commercial offerings and our sales and distribution networks. Customers may make inquiries by calling a toll-free telephone number, accessing our subsidiaries’ web sites and social media accounts or visiting one of the customer sales and service centers located throughout the countries we serve.

PROVIDING TOOLS FOR COMMUNICATING IN YOUR DAILY ACTIVITIES

VIDEO CONFERENCE

PART II OPERATING AND FINANCIAL REVIEW AND PROSPECTS

INTRODUCTION

Effects of the COVID-19 Pandemic

The unprecedented health crisis arising from the spread of the COVID-19 pandemic has resulted in a severe global economic downturn and has caused significant volatility, uncertainty, and disruption. We are closely monitoring the evolution of the COVID-19 pandemic in the countries where we operate to take preventive measures to ensure the continuity of operations and safeguard the health and safety of our personnel and customers. Based on the information available as of the date of this annual report, below is a summary of the main effects of the COVID-19 pandemic on our business and results of operations:

•	During most of the year, practically all our region of operations was subject to lockdown and other measures implemented to control the spread of COVID-19. These restrictions disrupted commercial activities, resulted in the closure of shops and customer-care centers and imposed constraints on the mobility of our clients. They also disrupted our supply chain for handsets and other equipment. During the second quarter of the year, we disconnected five million wireless clients, including 4.6 million prepaid clients, that were unable to recharge their accounts, and we were unable to disconnect service for a significant amount of other customers as a result of governmental restrictions prohibiting disconnection due to non-payment during the pandemic. As a result, our uncollectible accounts increased temporarily before stabilizing again at pre-pandemic levels. The impact on prepaid revenues was stronger in countries where prepaid services are more prevalent, including Mexico and the Dominican Republic. The impact of COVID-19 was more limited on our fixed-line platform.

•	During the second half of the year, the economy recovered throughout most of our regions of operations, with confidence levels increasing in November following the U.S. presidential election and, shortly thereafter, the announcements of the approval of COVID-19 vaccines. Latin American currencies, which had depreciated sharply against the U.S. dollar as the pandemic spread, strengthened notably, with the Mexican, Colombian and Chilean pesos appreciating versus the dollar during the fourth quarter. Other currencies also did well during the fourth quarter, including the euro and the Brazilian real.

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

Effects of Exchange Rates

Our results of operations are affected by changes in currency exchange rates. In 2020 compared to 2019, the Mexican peso was weaker against some of our operating currencies, including the U.S. Dollar and the Euro.

Since most of our debt is issued by América Móvil out of Mexico, to the extent that our functional currency, the Mexican peso, appreciates or depreciates against the currencies in which our indebtedness is denominated, we may incur foreign exchange gains or losses that are recorded as other comprehensive income in our consolidated statements of financial position.

Changes in exchange rates also affect the fair value of derivative financial instruments that we use to manage our currency-risk exposure, which are generally not accounted for as hedging instruments. In 2020, the Mexican peso weakened against the currencies in which most of our indebtedness is denominated, and we recorded net foreign exchange losses of Ps.65.4 billion and net fair value gains on derivatives of Ps.12.4 billion. In 2019, the Mexican peso strengthened against the currencies in which most of our indebtedness is denominated, and we recorded net foreign exchange gains of Ps.5.2 billion and net fair value gains on derivatives of Ps.4.4 billion. See Note 7 to our audited consolidated financial statements included in this annual report.

EFFECTS OF REGULATION

We operate in a regulated industry. Our results of operations and financial condition have been, and will continue to be, affected by regulatory actions and changes. Significant regulatory developments are presented in more detail in “Regulation” under Part VI and “Risk Factors” under Part III of this annual report.

Comparison of Results of Operations Between 2019 and 2018

Discussions of year-over-year comparisons between 2019 and 2018 that are not included in this report can be found in under Part II, Operating and Financial Review and Prospects of our Form 20-F for the fiscal year ended December 31, 2019.

COMPOSITION OF OPERATING REVENUES

In 2020, our total operating revenues were Ps.1,017 billion.

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

Our results of operations in 2020 reflected several continuing long-term trends, including:

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

CONSOLIDATED RESULTS OF OPERATIONS FOR 2020 AND 2019

Operating Revenues

Total operating revenues for 2020 increased by 0.9%, or Ps.9.5 billion, over 2019. At constant exchange rates, total operating revenues for 2020 decreased by 0.4% over 2019. This decrease principally reflects a decrease in equipment sales and handset financing revenues as well as a decrease in Pay TV services revenues.

SERVICE REVENUES. Revenues services for 2020 increased by 2.8%, or Ps.23.5 billion, over 2019. At constant exchange rates, revenues services for 2020 increased by 1.7% over 2019. This increase principally reflects increases in revenues from our mobile services (both prepaid and postpaid), fixed broadband and corporate networks, which were partially offset by a decrease in revenues from our Pay TV services in Brazil.

SALES OF EQUIPMENT, ACCESSORIES AND COMPUTERS. Sales of equipment, accessories and computer sales revenues for 2020 decreased by 8.1%, or Ps.14.0 billion, over 2019. At constant exchange rates, revenues from sales of equipment, accessories and computer sales for 2020 decreased by 10.7% over 2019. This decrease principally reflects lower sales of smartphones, data-enabled devices and accessories.

Operating Costs and Expenses

COST OF SALES. Cost of sales was Ps.167.5 for 2020, a decrease of 4.0% from Ps.174.5 billion in 2019. At constant exchange rates, cost of sales for 2020 decreased by 8.0% over 2019. This decrease principally reflects lower sales of higher-end smartphones and handset financing plans.

COST OF SERVICES. Cost of services was Ps.302.9 for 2020, an increase of 1.9% from 297.2 billion in 2019. At constant exchange rates, cost of services for 2020 decreased by 0.1% over 2019. We were able to maintain low cost of services in significant part because of the success of our cost savings program.

COMMERCIAL, ADMINISTRATIVE AND GENERAL EXPENSES. Commercial, administrative and general expenses for 2020 decreased by 1.8%, or Ps.3.9 billion, over 2019. As a percentage of operating revenues, commercial, administrative and general expenses were 20.9% for 2020, as compared to 21.4% for 2019. At constant exchange rates, commercial, administrative and general expenses for 2020 decreased by 2.7% over 2019. This decrease principally reflects the success of our corporate cost savings program and better allocation of marketing, advertising, and sales resources, and an increase in the proportion of online sales as compared to sales in physical stores due to COVID-19 restrictions.

OTHER EXPENSES. Other expenses for 2020 decreased by Ps.1.1 billion over 2019.

DEPRECIATION AND AMORTIZATION. Depreciation and amortization for 2020 increased by 3.4%, or Ps.5.3 billion, over 2019. As a percentage of operating revenues, depreciation and amortization was 16.2% for 2020, as compared to 15.8% for 2019. At constant exchange rates, depreciation and amortization for 2020 increased by 2.1% over 2019. This increase principally reflects depreciation and amortization expenses of Nextel Telecomunicações Ltda. And its subsidiaries (“Nextel Brazil”) in 2020, which were not incurred in 2019 before our acquisition of Nextel Brazil.

Operating Income

Operating income for 2020 increased by 6.8%, or Ps.10.5 billion, over 2019. Operating margin (operating income as a percentage of operating revenues) was 16.3% for 2020, as compared to 15.4% for 2019.

Non-Operating Items

NET INTEREST EXPENSE. Net interest expense (interest expense less interest income) for 2020 increased by 6.2%, or Ps.2.0 billion, over 2019. This increase principally reflects an increase in interest expense on lease liabilities and a decrease in interest income in Brazil.

FOREIGN CURRENCY EXCHANGE LOSSES, NET. We recorded a net foreign currency exchange losses of Ps.65.4 billion for 2020, compared to our net foreign currency exchange gain of Ps.5.2 billion for 2019. The loss principally reflects the appreciation of some of the currencies in which our indebtedness is denominated, particularly the Euro and the Dollar.

VALUATION OF DERIVATIVES, INTEREST COST FROM LABOR OBLIGATIONS AND OTHER FINANCIAL ITEMS, NET. We recorded a net gain of Ps.1.3 billion for 2020 on the valuation of derivatives, interest cost from labor obligations and other financial items, net, compared to a net loss of Ps.7.1 billion for 2019. The change in 2020 principally reflects a gain on hedging instruments as a result of the appreciation of some of the currencies in which our indedebtedness is denominated. See Note 22 to our audited consolidated financial statements included in this annual report.

INCOME TAX. Our income tax expense for 2020 decreased by 67.9%, or Ps.34.7 billion, over 2019. This decrease principally reflects lower profit before income due to a foreign exchange loss in 2020.

Our effective corporate income tax rate as a percentage of profit before income tax was 24.3% for 2020, compared to 42.1% for 2019. This rate differed from the Mexican statutory rate of 30% and changed year over year principally as a result of the reversal of certain tax expenses in Brazil, which lowered our income tax expense and our effective corporate income tax for 2020.

Net Profit

We recorded a net profit of Ps.51.0 billion for 2020, a decrease of 27.4%, or Ps.19.3 billion, over 2019.

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

MEXICAN PESOS PER FOREIGN CURRENCY UNIT (AVERAGE FOR THE PERIOD)

	2019	2019/2020 % CHANGE	2020
Brazilian real	4.8907	(14.4)	4.1850
Colombian peso	0.0059	0.00	0.0058
Argentine peso	0.4110	(25.3)	0.3070
U.S. dollar	19.2641	11.5	21.4859
Euro	21.5642	13.7	24.5080

The tables below set forth operating revenues and operating income for each of our segments for the years indicated.

	YEAR ENDED DECEMBER 31, 2020

	OPERATING REVENUES			OPERATING INCOME

	(in millions of Mexican pesos)		(as a% of to- tal operating revenues)	(in millions of Mexican pesos)		(as a% of total operat- ing income)

Mexico Wireless	Ps.	232,242	22.8%	Ps.	70,852	42.8%

Mexico Fixed		91,589	9.0		11,204	6.8

Brazil		168,073	16.5		25,204	15.2

Colombia		77,635	7.6		15,112	9.1

Southern Cone		56,705	5.6		1,877	1.1

Andean Region		53,935	5.3		8,699	5.3

Central America		48,195	4.7		4,005	2.4

United States		177,179	17.4		10,579	6.4

Caribbean		38,624	3.8		6,701	4.1

Europe		111,472	11.0		13,160	8.0

Eliminations	Ps.	(38,762)	(3.7)		(2,038)	(1.1)

Total	Ps.	1,016,887	100%	Ps.	165,355	100%

	YEAR ENDED DECEMBER 31, 2019

	OPERATING REVENUES			OPERATING INCOME

	(in millions of Mexican pesos)		(as a% of to- tal operating revenues)	(in millions of Mexican pesos)		(as a% of total operat- ing income)

Mexico Wireless	Ps.	237,840	23.6%	Ps.	67,694	43.7%

Mexico Fixed		96,037	9.5		9,732	6.3

Brazil		181,778	18.0		28,847	18.6

Colombia		74,636	7.4		15,325	9.9

Southern Cone		65,272	6.5		4,008	2.6

Andean Region		55,533	5.5		8,023	5.2

Central America		46,734	4.6		5,712	3.7

United States		155,864	15.5		2,968	1.9

Caribbean		35,718	3.5		5,741	3.7

Europe		98,420	9.8		8,688	5.6

Eliminations		(40,484)	(3.9)		(1,897)	(1.2)

Total	Ps.	1,007,348	100%	Ps.	154,841	100%

INTERPERIOD SEGMENT COMPARISONS

The following discussion addresses the financial performance of each of our reportable segments by comparing results for 2020 and 2019. In the year-to-year comparisons for each segment, we include percentage changes in operating revenues, percentage changes in operating income and operating margin (operating income as a percentage of operating revenues), in each case calculated based on the segment financial information presented in Note 23 to our audited consolidated financial statements, which is prepared in accordance with IFRS.

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

Discussions of year-over-year comparisons between 2019 and 2018 that are not included in this report can be found under Part II, Operating and Financial Review and Prospects of our Form 20-F for the fiscal year ended December 31, 2019.

2020 COMPARED TO 2019

Mexico Wireless

The number of prepaid wireless subscribers for 2020 increased by 1.1% over 2019, and the number of postpaid wireless subscribers increased by 1.3%, resulting in an increase in the total number of wireless subscribers in Mexico of 1.1%, or 871 thousand, to approximately 77.8 million as of December 31, 2020.

Segment operating revenues for 2020 decreased by 2.4% over 2019. Adjusted segment operating revenues for 2020 decreased by 2.4% over 2019. This decrease in segment operating revenues principally reflects a decrease in equipment sales and handset financing plans.

Segment operating income for 2020 increased by 4.7% over 2019. Adjusted segment operating income for 2020 increased by 1.8% over 2019.

Segment operating margin was 30.5% in 2020, as compared to 28.5% in 2019. Adjusted segment operating margin for this segment was 36.7% in 2020, as compared to 35.1% in 2019. This increase in segment operating margin for 2020 principally reflects the success of our corporate cost savings program in operations and lower networks and maintenance costs, which we successfully continue to implement without affecting the quality of our services and coverage.

Mexico Fixed

The number of fixed voice RGUs in Mexico for 2020 decreased by 3.1% over 2019, and the number of broadband RGUs in Mexico increased by 3.3%, resulting in a decrease in total fixed RGUs in Mexico of 0.3% over 2019, or 67 thousand, to approximately 21.9 million as of December 31, 2020.

Segment operating revenues for 2020 decreased by 4.6% over 2019. Adjusted segment operating revenues for 2020 decreased by 7.4% over 2019. This decrease in segment operating revenues principally reflects a decrease in fixed voice revenues of 4.9% and corporate networks services by 0.6%, which was partially offset by higher revenues from broadband.

Segment operating income for 2020 increased by 15.1% over 2019. Adjusted segment operating income for 2020 decreased by 33.6% over 2019. This decrease principally reflects a decrease in services provided, increases in the contractual salary of our employees, higher information technology and customer service costs.

Segment operating margin was 12.2% in 2020, as compared to 10.1% in 2019. Adjusted segment operating margin was 1.8% in 2020, as compared to 2.5% in 2019. The decrease in segment operating margin for 2020 principally reflects reductions in equipment sales and lower revenues from voice services, partially offset by a decrease in segment depreciation expenses.

Brazil

The number of prepaid wireless subscribers for 2020 increased by 1.9% over 2019, and the number of postpaid wireless subscribers increased by 29.6%, resulting in an increase in the total number of wireless subscribers in Brazil of 15.9%, or 8.6 million, to approximately 63 million as of December 31, 2020. The increase in the number of postpaid wireless subscribers is due primarily to commercial efforts aimed at converting prepaid subscribers to postpaid subscribers and additional subscribers as a result of the Nextel Brazil’s acquisition. The number of fixed voice RGUs for 2020 decreased by 8.4% over 2019, the number of broadband RGUs increased by 2.8%, and the number of Pay TV RGUs decreased by 5.6%, resulting in a decrease in total fixed RGUs in Brazil of 4.1%, or 1.4 million, to approximately 32.6 million as of December 31, 2020.

Segment operating revenues for 2020 decreased by 7.5% over 2019. Adjusted segment operating revenues for 2020 increased by 1.6% over 2019. This increase in segment operating revenues principally reflects higher mobile data and fixed data revenues in 2020 over 2019. The increase in mobile data revenues in 2020 principally reflects the increased usage of social networking platforms, cloud services and other content, and fixed data revenues increased principally due to an increase in broadband RGUs, which were, in each case, partially offset by a decrease in Pay TV revenues.

Segment operating income for 2020 decreased by 12.6% over 2019. Adjusted segment operating income for 2020 decreased by 0.5% over 2019.

Segment operating margin was 15.0% in 2020, as compared to 15.9% in 2019. Adjusted segment operating margin was 14.1% in 2020, as compared to 15.1% in 2019. This decrease in segment operating margin for 2020 principally reflects a higher amortization and depreciation expense as a result of changes to the useful life of certain assets in Brazil, partially offset by improved cost management as a result of our cost savings program.

Colombia

The number of prepaid wireless subscribers for 2020 increased by 6.3% over 2019, and the number of postpaid wireless subscribers increased by 5.6%, resulting in an increase in the total number of wireless subscribers in Colombia of 6.1%, or 1.9 million, to approximately 33.0 million as of December 31, 2020. The number of fixed voice RGUs for 2020 increased by 7.9% over 2019, the number of broadband RGUs increased by 14.3% and the number of Pay TV RGUs increased by 5.2%, resulting in an increase in total fixed RGUs in Colombia of 9.3%, or 705 thousand, to approximately 8.3 million as of December 31, 2020.

Segment operating revenues for 2020 increased by 4.0% over 2019. Adjusted segment operating revenues for 2020 increased by 5.1% over 2019. This increase in segment operating revenues principally reflects increases in fixed data revenues, mobile data revenues, both in prepaid and postpaid mobile data, and Pay TV revenues. The increase in segment operating revenues was partially offset by a decrease in long distance revenues.

Segment operating income for 2020 decreased by 1.4% over 2019. Adjusted segment operating income for 2020 increased by 1.4% over 2019.

Segment operating margin was 19.5% in 2020, as compared to 20.5% in 2019. Adjusted segment operating margin was 24.7% in 2020, as compared to 25.6% in 2019. This decrease is due to an increase in amortization expenses caused by increased investments in spectrum and submarine cables.

Southern Cone - Argentina, Chile, Paraguay and Uruguay

The number of prepaid wireless subscribers for 2020 decreased by 5.1% over 2019, and the number of postpaid wireless subscribers increased by 1.6%, resulting in a decrease in the total number of wireless subscribers in our Southern Cone segment of 2.7%, or 838 thousand, to approximately 30.6 million as of December 31, 2020. The number of fixed voice RGUs for 2020 increased by 17.4% over 2019, the number of broadband RGUs increased by 29.8%, and the number of Pay TV RGUs decreased by 6.3%, resulting in an increase in total fixed RGUs in our Southern Cone segment of 12.8%, or 322 thousand, to approximately 2.8 million as of December 31, 2020.

Segment operating revenues for 2020 decreased by 13.1% over 2019. Adjusted segment operating revenues for 2020 decreased by 8.3% over 2019. This decrease principally reflects a decrease in adjusted operating revenues in Argentina, Paraguay and Uruguay. In Argentina, we experienced decrease in revenues from prepaid and postpaid wireless voice, corporate networks, and fixed voice, which were attributable to adverse economic conditions and which were partially offset by an increase in broadband. In Chile, we experienced a decline in wireless service revenues due to competitive pressures. For this segment, we analyze results in Argentina, Paraguay and Uruguay in terms of the Argentine peso, because Argentina accounts for the major portion of the operations in these three countries.

Segment operating income for 2020 decreased by 53.2% over 2019. Adjusted segment operating income for 2020 decreased by 16.8% over 2019.

Segment operating margin was 3.3% in 2020, as compared to 6.1% in 2019. Adjusted segment operating margin was 15.7% in 2020, which decreased in comparison to 18.5% in 2019. This decrease in the segment operating margin for 2020 principally reflects a decrease in revenues, as described above, coupled with an increase in costs and expenses, including as a result of inflation or exchange rates.

Andean Region - Ecuador and Peru

The number of prepaid wireless subscribers for 2020 decreased by 4.7% over 2019, and the number of postpaid wireless subscribers decreased by 8.9%, resulting in a decrease in the total number of wireless subscribers in our Andean Region segment of 6.1%, or 1.2 million, to approximately 18.9 million as of December 31, 2020. The number of fixed voice RGUs for 2020 decreased by 4.4% over 2019, the number of broadband RGUs increased by 21.9%

and the number of Pay TV RGUs decreased by 13.6%, resulting in an increase in total fixed RGUs in our Andean Region segment of 5.3%, or 109 thousand, to approximately 2.1 million as of December 31, 2020.

Segment operating revenues for 2020 decreased by 2.9% over 2019. Adjusted segment operating revenues for 2020 decreased by 9.8% over 2019. This decrease principally reflects a decrease in revenues in Ecuador, partially offset by an increase in Peru. The decrease in revenues in Ecuador reflects a decrease in revenues from prepaid and postpaid wireless and Pay TV services, partially offset by a slight increase in revenues from fixed voice services. In Peru, fixed service revenues increased, and they were partially offset by lower revenues on postpaid mobile services.

Segment operating income for 2020 increased by 8.4% over 2019. Adjusted segment operating income for 2020 decreased by 2.9% over 2019. This decrease principally reflects an operating income increase of 40.0% in Peru and a decrease of 21.0% in Ecuador.

Segment operating margin was 16.1% in 2020, as compared to 14.4% in 2019. Adjusted segment operating margin was 18.4% in 2020, as compared to 17.1% in 2019. This increase in the segment operating margin for 2020 principally reflects a recovery in Peru and reduced costs as a result of our cost savings program, partially offset by a decrease in operating income in Ecuador.

Central America—Guatemala, El Salvador, Honduras, Nicaragua, Panama and Costa Rica

The number of prepaid wireless subscribers for 2020 decreased by 1.5% over 2019, and the number of postpaid wireless subscribers decreased by 9.7%, resulting in a decrease in the total number of wireless subscribers in our Central America segment of 2.9%, or 444 thousand, to approximately 15 million as of December 31, 2020. The number of fixed voice RGUs for 2020 decreased by 8.0% over 2019, the number of broadband RGUs increased by 5.3%, and the number of Pay TV RGUs decreased by 5.1%, resulting in a decrease in total fixed RGUs in our Central America segment of 3.7%, or 162 thousand, to approximately 4.2 million as of December 31, 2020.

Segment operating revenues for 2020 increased by 3.1% over 2019. Adjusted segment operating revenues for 2020 decreased by 7.8% over 2019.

Segment operating income for 2020 decreased by 29.9% over 2019. Adjusted segment operating income for 2020 decreased by 32.7% over 2019.

Segment operating margin was 8.3% in 2020, as compared to 12.2% in 2019. Adjusted segment operating margin was 10.1% in 2020, as compared to 13.7% in 2019. This decrease in segment operating margin for 2020 principally reflects a decrease in income, particularly in Panama, partially offset by the cost savings program that continues to be implemented in the operating segment.

Caribbean - Dominican Republic & Puerto Rico

The number of prepaid wireless subscribers for 2020 increased by 3.3% over 2019, and the number of postpaid wireless subscribers increased by 1.8%, resulting in an increase in the total number of wireless subscribers in our Caribbean segment of 2.9%, or 178 thousand, to approximately 6.4 million as of December 31, 2020. The number of fixed voice RGUs for 2020 decreased by 2.5% over 2019, the number of broadband RGUs increased by 6.1% and the number of Pay TV RGUs increased by 2.4%, resulting in an increase in total fixed RGUs in our Caribbean segment of 1.2%, or 30 thousand, to approximately 2.5 million as of December 31, 2020.

Segment operating revenues for 2020 increased by 8.1% over 2019. Adjusted segment operating revenues for 2020 decreased by 3.3% over 2019. This decrease in segment operating revenues principally reflects exchange rate losses in the Dominican Republic, partially offset by an increase in operating revenues in Puerto Rico. We analyze segment results in U.S. dollars because it is the functional currency of our operations in Puerto Rico.

Segment operating income for 2020 increased by 16.7% over 2019. Adjusted segment operating income for 2020 increased by 2.8% over 2019. This increase principally reflects an increase of 29.7% in Puerto Rico and an increase of 6.2% in the Dominican Republic.

Segment operating margin was 17.3% in 2020, as compared to 16.1% in 2019. Adjusted segment operating margin was 14.9% in 2020, as compared to 14.1% in 2019. This increase in segment operating margin for 2020 principally reflects an increase in service revenues in Puerto Rico, all revenues in the Dominican Republic and the effects of the cost savings program, partially offset by the depreciation of the Dominican Peso.

United States

The number of prepaid wireless subscribers for 2020 decreased by 0.9% over 2019, or 194 thousand, to approximately 20.6 million total wireless subscribers in the United States as of December 31, 2020.

Segment operating revenues for 2020 increased by 13.7% over 2019. Adjusted segment operating revenues for 2020 increased by 1.9% over 2019. This increase in segment operating revenues principally reflects higher mobile voice and data usage as the mix of clients continues to shift towards to our high-usage Tracfone brands.

Segment operating income for 2020 increased by 256.4% over 2019. Adjusted segment operating income for 2020 increased by 58.6% over 2019.

Segment operating margin was 6.0% in 2020, as compared to 1.9% in 2019. Adjusted segment operating margin was 11.0% in 2020, as compared to 7.1% in 2019. This increase in segment operating margin for 2020 principally reflects better controls over commercial, operational and administrative costs.

Europe

The number of prepaid wireless subscribers for 2020 decreased by 6.7% over 2019, and the number of postpaid wireless subscribers increased by 5.1%, resulting in an increase in the total number of wireless subscribers in our Europe segment of 2.7%, or 568 thousand, to approximately 21.9 million as of December 31, 2020. The number of fixed voice RGUs for 2020 decreased by 5.4% over 2019, the number of broadband RGUs increased by 0.4% and the number of Pay TV RGUs almost remained the same, resulting in a decrease in total fixed RGUs in our Europe segment of 1.5%, or 93 thousand, to approximately 6.0 million as of December 31, 2020.

Segment operating revenues for 2020 increased by 13.3% over 2019. Adjusted segment operating revenues for 2020 decreased by 0.3% over 2019. This decrease in segment operating revenues principally reflects a decrease in mobile voice, partially offset by an increase in fixed services.

Segment operating income for 2020 increased by 51.5% over 2019. Adjusted segment operating income for 2020 increased by 32.2% over 2019. Segment operating margin was 11.8% in 2020, as compared to 8.8% in 2019. Adjusted segment operating margin was 11.7% in 2020, as compared to 8.8% in 2019. This increase in segment operating margin for 2020 principally reflects our corporate cost savings program in all countries and improved performance in some countries.

FUNDING REQUIREMENTS

We generate substantial cash flows from our operations. On a consolidated basis, our cash flows from operating activities were Ps.280.8 billion in 2020, compared to Ps.234.3 billion in 2019. Our cash and cash equivalents amounted to Ps.35.9 billion at December 31, 2020, compared to Ps.19.7 billion at December 31, 2019. We believe our working capital is sufficient for our present requirements, and we anticipate generating sufficient cash to satisfy our long-term liquidity needs. We use the cash that we generate from our operations and from borrowings principally for the following purposes:

•	Capital expenditures - We make substantial capital expenditures to continue expanding and improving our networks in each country in which we operate. Our capital expenditures on plant, property and equipment and acquisition or renewal of licenses were Ps.129.6 billion in 2020, Ps.151.8 billion in 2019 and Ps.151.8 billion in 2018. The amount of capital expenditures can vary significantly from year to year, depending on acquisition opportunities, concession renewal schedules and the need for more spectrum. We have budgeted capital expenditures for 2021 of approximately U.S.$7.5 billion (Ps.152.1 billion), which will be primarily funded by our operating activities. That amount is subject to change as we continue to evaluate our capital expenditure needs and opportunities in light of the ongoing COVID-19 outbreak.

•	Acquisitions - In December 2020, we entered into an agreement to acquire 32% of Oi Group’s Brazilian mobile business for R$3.6 billion. The completion of the acquisition is subject to certain customary conditions, including regulatory approval.

•	Short-term debt and contractual obligations - We must pay interest on our indebtedness and repay principal when due. As of December 31, 2020, we had approximately Ps.247.6 billion in debt and contractual obligations due in 2021, including approximately Ps.148.1 billion of principal and amortization, Ps.25.1 billion in short-term lease debt, and Ps.74.4 billion in purchase obligations.

•	Long-term debt and contractual obligations - As of December 31, 2020, we had approximately Ps.267.1 billion in debt and contractual obligations due between 2022 and 2024, including approximately Ps.169.4 billion of principal and amortization, Ps.58.1 billion in long-term lease debt, and Ps.39.6 billion in purchase obligations. On the same date, we had approximately Ps.350.6 billion in debt and contractual obligations due between 2025 and 2026, including approximately Ps.310.9 billion of principal and amortization, Ps.26.1 billion in long-term lease debt, and Ps.13.6 billion in purchase obligations.

•	Dividends - We pay regular dividends. We paid Ps.9.6 billion in dividends in 2020 and Ps.24.2 billion in 2019. Our shareholders approved on April [26], 2021 the payment of a Ps.0.40 ordinary dividend per share in two installments in 2021. See “Share Ownership and Trading—Dividends” under Part IV in this annual report.

•	Share repurchases - We regularly repurchase our own shares. We spent Ps.5,241.3 million repurchasing our own shares in the open market in 2020 and Ps.429.8 million in 2019. Our shareholders have authorized additional amounts to repurchase, and as of March 31, 2021, we have spent Ps.4,538.8 million repurchasing our shares in the open market in 2021, but whether we will continue to do so will depend on our operating cash flow and on various other considerations, including market prices and our other capital requirements.

Other than the amounts described above, we had no other outstanding material purchase commitments as of December 31, 2020. We enter into a number of supply, advertising and other contracts in the ordinary course of business, but those contracts are not material to our liquidity. The obligations described above do not include accounts payable, pension liabilities, interest payments or payments under derivatives contracts. See notes 14, 15 and 17 to our audited consolidated financial statements included in this annual report.

BORROWINGS

In addition to cash flows generated from operations, we rely on a combination of borrowings from a range of different sources, including the international capital markets, capital markets in Mexico and other countries where we operate, international and local banks, equipment suppliers and export credit agencies. We seek to maintain access to diverse sources of funding. In managing our funding, we generally seek to keep our leverage, as measured by the ratio of net debt to EBITDA, at a level that is consistent with maintaining the ratings given to our debt by the principal credit rating agencies. Our total consolidated indebtedness as of December 31, 2020 was Ps.628.4 billion, of which Ps.148.1 billion was short-term debt (including the current portion of long-term debt), compared to Ps.624.3 billion as of December 31, 2019.

Management defines net debt as total debt minus cash and cash equivalents, minus marketable securities (including Koninklijke KPN N.V. (“KPN”) shares) and other short-term investments. As of December 31, 2020, we had net debt of Ps.537.8 billion, compared to Ps.556.8 billion as of December 31, 2019. Without taking into account the effects of derivative financial instruments that we use to manage our interest rate and currency risk, approximately 87.5% of our indebtedness at December 31, 2020 was denominated in currencies other than Mexican pesos (approximately 33.9% of such non-Mexican peso debt in U.S. dollars and 66.1% in other currencies), and approximately 10.9% of our consolidated debt obligations bore interest at floating rates. After the effects of derivative transactions and excluding the debt of Telekom Austria, approximately 44.9% of our net debt as of December 31, 2020 was denominated in Mexican pesos.

The weighted average cost of all our third-party debt at December 31, 2020 (excluding commissions and reimbursement of certain lenders for Mexican taxes withheld) was approximately 3.72% per annum.

Our major categories of indebtedness at December 31, 2020 are summarized in the table below. See also Note 14 to our audited consolidated financial statements included in this annual report.

DEBT

(millions of Mexican pesos)

SENIOR NOTES

DENOMINATED IN U.S. DOLLARS

América Móvil 3.125% Senior Notes due 2022	31,918

América Móvil 3.625% Senior Notes due 2029	19,949

América Móvil 2.875% Senior Notes due 2030	19,949

América Móvil 6.375% Senior Notes due 2035	19,576

América Móvil 6.125% Senior Notes due 2037	7,365

América Móvil 6.125% Senior Notes due 2040	39,897

América Móvil 4.375% Senior Notes due 2042	22,941

América Móvil 4.375% Senior Notes due 2049	24,936

Total	186,531

DENOMINATED IN MEXICAN PESOS

América Móvil 6.450% Senior Notes due 2022	22,500

América Móvil 7.125% Senior Notes due 2024	11,000

América Móvil 0.000% Domestic Senior Notes due 2025	4,911

América Móvil 8.460% Senior Notes due 2036	7,872

Telmex 8.360% Domestic Senior Notes due 2037	5,000

Total	51,283

DENOMINATED IN EURO

América Móvil 3.000% Senior Notes due 2021	24,369

TKA 3.125% Senior Notes due 2021	18,277

TKA 4.000% Senior Notes due 2022	18,277

América Móvil 4.750% Senior Notes due 2022	18,277

TKA 3.500% Senior Notes due 2023	7,311

América Móvil 3.259% Senior Notes due 2023	18,277

América Móvil 1.500% Senior Notes due 2024	20,714

TKA 1.500% Senior Notes due 2026	18,277

América Móvil 0.750% Senior Notes due 2027	24,369

América Móvil 2.125% Senior Notes due 2028	15,840

América Móvil B.V. -0.230% to -0.310% Commercial Paper due 2021	40,941

Total	224,929

DENOMINATED IN POUND STERLING

América Móvil 5.000% Senior Notes due 2026	13,635

América Móvil 5.750% Senior Notes due 2030	17,726

América Móvil 4.948% Senior Notes due 2033	8,181

América Móvil 4.375% Senior Notes due 2041	20,452

Total	59,994

DENOMINATED IN JAPANESE YEN

América Móvil 2.950% Senior Notes due 2039	2,512

Total	2,512

DENOMINATED IN CHILEAN PESOS

América Móvil 3.961% Senior Notes due 2035	4,078

Total	4,078

DENOMINATED IN BRAZILIAN REAIS

Claro Brasil 104.000% of CDI Domestic Senior Notes due 2021	4,222

Claro Brasil 104.250% of CDI Domestic Senior Notes due 2021	5,816

Claro Brasil CDI + 0.600% Domestic Senior Notes due 2021	1,382

Claro Brasil CDI + 0.960% Domestic Senior Notes due 2022	9,597

Claro Brasil 106.000% of CDI Domestic Senior Notes due 2022	7,677

Claro Brasil 106.500% of CDI Domestic Senior Notes due 2022	3,839

Total	32,533

HYBRID NOTES

DENOMINATED IN EURO

América Móvil NC10 (Series B) Capital Securities due 2073	13,403

Total	13,403

BANK DEBT AND OTHER

DENOMINATED IN MEXICAN PESOS	27,100

DENOMINATED IN CHILEAN PESOS	8,926

DENOMINATED IN PERUVIAN SOLES	17,094

Total	53,120

Total Debt	628,383

Less short-term debt and current portion of long-term debt	148,083

Total Long-term Debt	480,300

EQUITY

Capital stock	96,342

Total retained earnings	314,718

Other comprehensive income (loss) items	(151,669)

Non-controlling interest	74,235

Total Equity	333,626

Total Capitalization (total long-term debt plus equity)	813,926

Additional information about certain categories of our indebtedness is provided below:

Mexican peso-denominated international notes. Our 8.46% senior notes due 2036 are denominated in Mexican pesos, but all amounts in respect of the notes are payable in U.S. dollars, unless a holder of notes elects to receive payment in Mexican pesos in accordance with specified procedures.

Mexican peso-denominated domestic notes. Our domestic senior notes (certificados bursátiles) sold in the Mexican capital markets have varying maturities, ranging from 2025 through 2037, and bear interest at fixed rates.

Global peso notes program. The global peso notes program was established in November 2012. Since its establishment, we have issued peso-denominated notes that can be distributed and traded on a seamless basis in Mexico and internationally. The notes are registered with the SEC in the United States and with the CNBV in Mexico.

International notes. We have outstanding debt securities in the international markets denominated in U.S. dollars, pounds sterling and euros. We have also issued debt securities in the local market in Japan. On March 31, 2021, we redeemed in full our 3.000% senior notes due 2021 with an aggregate principal outstanding amount of EUR 1 billion.

Hybrid notes. We have outstanding one series of Capital Securities maturing in 2073, denominated in euros totaling €550 million. The Capital Securities are subject to redemption at our option at varying dates beginning in 2023. Our hybrid notes are deeply subordinated, and when they were issued, the principal rating agencies stated that they would treat half of the principal amount as indebtedness for purposes of evaluating our leverage (an analysis referred to as 50% equity credit). Standard & Poor’s now treats 100% of the principal amount under the hybrid notes as indebtedness.

Bank loans. At December 31, 2020, we had approximately Ps.53.1 billion outstanding under a number of bank facilities bearing interest at fixed and variable rates. We also have two revolving syndicated credit facilities—one for U.S.$2.5 billion expiring in August 2024 and one for the Euro equivalent of U.S.$2.0 billion expiring in May 2021. We are currently negotiating with the lenders under the Euro credit facility for a 5-year extension and a reduction to the Euro equivalent of U.S.$1.5 billion. As long as the facilities are committed, a commitment fee is paid. As of December 31, 2020, these credit facilities were not drawn. Both facilities include covenants that limit our ability to incur secured debt, to effect a merger in which the surviving entity would not be América Móvil or to sell substantially all of our assets. In addition, both facilities require us to maintain a consolidated ratio of debt to EBITDA not greater than 4.0 to 1.0 and a consolidated ratio of

EBITDA to interest expense not less than 2.5 to 1.0. As of the date of this annual report, we are in compliance with these covenants. Telekom Austria has an undrawn revolving syndicated credit facility for €1.0 billion (the “TKA Facility”) expiring in July 2026. The TKA Facility includes covenants that limit Telekom Austria’s ability to incur secured debt, effect certain mergers or sell substantially all of its assets and our ability to transfer control over, or reduce our share ownership in, Telekom Austria. For more information, see Note 14 to our audited consolidated financial statements included in this annual report.

Options involving TKA shares. The Company has entered into the sale of a cash-settled put option related to TKA shares that will expire in August 2023. See Note 7 to our audited consolidated financial statements included in this annual report.

Bonds exchangeable for KPN shares. On March 2, 2021, our wholly-owned Dutch subsidiary, América Móvil B.V., issued approximately EUR 2.1 billion principal amount of senior unsecured bonds. The bonds will mature in 3 years, will not bear interest and were issued at an issue price of 104.75% of their principal amount. The Bonds will be exchangeable into ordinary shares of KPN and the initial exchange price is EUR 3.1185.

Euro-denominated commercial paper program. At December 31, 2020, debt under our euro-denominated commercial paper program aggregated to Ps.$40.9 billion.

As of December 31, 2020, we had, on an unconsolidated basis, unsecured and unsubordinated indebtedness of approximately Ps.455.6 billion (U.S.$22.8 billion), excluding guarantees of subsidiaries’ indebtedness. As of December 31, 2020, our subsidiaries had indebtedness (excluding guarantees of indebtedness of us and our other subsidiaries) of approximately Ps.172.7 billion (U.S.$8.7 billion), and a substantial portion of our subsidiaries’ indebtedness is owed by Telekom Austria.

As of December 31, 2020, we had no off-balance sheet arrangements that require disclosure under applicable SEC regulations.

GUARANTOR FINANCIAL INFORMATION

In March 2020, the SEC amended Rule 3-10 of Regulation S-X and adopted Rule 13-01 to simplify disclosure requirements related to certain registered securities, which we have adopted effective immediately. Some of the public securities issued by América Móvil in international and Mexican capital markets are guaranteed by Telcel, a wholly-owned subsidiary. As of December 31, 2020, the aggregate principal amount of debt guaranteed by Telcel was Ps.122,215 million. The guarantees provide that, in case of the failure of the Company to punctually make payment of any principal, premium, interest, additional amounts or any other amounts that may become payable by the Company in respect of the notes, Telcel agrees to immediately pay the amount that is due and required to be paid.

The following table presents summarized unconsolidated financial information for the Company and Telcel after eliminating transactions and balances between them.

		DECEMBER 31, 2020

	PARENT		GUARANTOR

Current Assets	Ps.	45,320,066	Ps.	45,909,283

Total Assets		80,095,274		145,711,133

Current Liabilities		93,871,633		41,939,310

Total Liabilities		504,150,282		75,949,203

Total revenues	Ps.	72,124,718	Ps.	132,393,542

Operating Income		18,559,695		3,304,582

Net profit for the year		(37,332,145)		50,569,556

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

As of December 31, 2020, we had derivatives positions with an aggregate net fair value asset of Ps.6.7 billion, which are described in Note 7 to our audited consolidated financial statements. For additional information, see Note 2 v) to our audited consolidated financial statements included in this annual report.

[Graphic Appears Here]

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

Governmental or regulatory actions could adversely affect our operations

Our operations are subject to extensive government regulation and can be adversely affected by changes in law, regulation or regulatory policy. The licensing, construction, operation, sale, resale and interconnection arrangements of telecommunications systems in Latin America and elsewhere are regulated to varying degrees by government or regulatory authorities. Any of these authorities having jurisdiction over our businesses could adopt or change regulations or take other actions that could adversely affect our operations. In particular, the regulation of prices that operators may charge for their services and environmental matters, including renewable energy and climate change regulation, could have a material adverse effect by reducing our profit margins. See “Regulation” under Part VI for a discussion on the functional separation of Telmex and Telnor wholesale services, “Legal Proceedings” under Part VI and Note 17 to our audited consolidated financial statements included in this annual report.

In addition, changes in political administrations could lead to new regulation and the adoption of policies that could adversely affect our operations, including those concerning competition and taxation of communications services. For example, since 2013, Mexico has implemented reforms to the telecommunications sector that aim to promote more competition and investment by imposing asymmetric regulation upon economic agents deemed “preponderant or dominant.” The asymmetric regulations that are applicable to us, which have adversely affected the results of our Mexican operations, may be reviewed every two years. We are unable to anticipate the effect of an amendment on existing asymmetric regulations, or the imposition of new ones, on our results or operations in Mexico. In other countries, we could also face policies such as preferences for local over foreign ownership of communications licenses and assets or for government over private ownership, which could make it more cumbersome or impossible for us to continue to develop our businesses. Restrictions such as those described above could result in lower revenues and require capital investments, all of which could materially adversely affect our businesses and results of operations.

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

In addition, the regulatory authorities in the jurisdictions in which we operate can revoke our concessions under certain circumstances. In Mexico, for example, the Federal Law on Telecommunications and Broadcasting gives the government the right to temporarily seize our concessions or to take over the management of our networks, facilities and personnel in cases of failures to meet obligations under our concession agreements, imminent danger to national security, internal peace or the national economy, natural disasters and public unrest. See “Regulation” under Part VI of this annual report.

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

A system failure could cause delays or interruptions of service, which could have an adverse effect on our operations

We need to continue to provide our subscribers with a reliable service over our network. Some of the risks to our network and infrastructure include the following:

•	physical damage to access lines and fixed networks;
•	power surges or outages;
•	natural disasters;
•	climate change;
•	malicious actions, such as theft or misuse of customer data;
•	limitations on the use of our radio bases;
•	software defects;
•	human error; and
•	other disruptions beyond our control, including as a result of civil unrest in the regions where we operate.

In Brazil, for example, our satellite operations may be affected if we experience a delay in launching new satellites to replace those currently in use when they reach the end of their operational lives. Such delay may occur because of, among other reasons, construction delays, unavailability of launch vehicles and/or launch failures. In addition, our operations have been disrupted by natural disturbances such as hurricanes and earthquakes.

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

The COVID-19 pandemic has had a material impact on the global economy and our business

The COVID-19 pandemic has had, and continues to have, a material impact on businesses around the world and the economic environments in which they operate. Governments in jurisdictions where we operate have taken aggressive measures to slow the spread of COVID-19, including quarantines and lock-downs, restrictions on travel, and closing of businesses and public and private institutions. In addition, governments have imposed a wide variety of consumer protection measures that limit how certain businesses, including telecommunications companies, can operate their businesses and interact with their customers. The virus continues to spread globally and cause significant social and market disruption.

There are a number of consequences of the pandemic and its impact on global economies that could have a material adverse effect on our business.

•	In 2020, the economic slowdown had an adverse impact on our customers’ ability to pay for our services.

•	We have been required to change or restrict many of our operations, including customer support, servicing and repairs, network maintenance, retail operations and investment projects. We have also experienced supply chain disruptions for handsets and other equipment. This could have an impact on our costs.
•	We have implemented policies, including work-from-home policies and social distancing policies, that could limit the efficiency and effectiveness of our operations and our reporting and internal controls.

The extent of the impact of the COVID-19 on the Company’s operational and financial performance will depend on future developments, including the duration and spread of the pandemic, and the availability and effectiveness of vaccines, all of which are highly uncertain and cannot be predicted. If the COVID-19 pandemic continues to spread, the impact on our operations, our clients, our suppliers and financial markets could materially adversely affect our financial condition or results of operations. See “Operating And Financial Review And Prospects—Effects of the COVID-19 Pandemic.”

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

We rely on highly skilled personnel throughout all levels of our business. Our business could be harmed if we are unable to retain or motivate key personnel, hire qualified personnel or maintain our corporate culture.

The market for highly skilled workers and leaders in our industry is extremely competitive. We believe that our future success depends in substantial part on our ability to recruit, hire, motivate, develop, and retain talented personnel for all areas of our organization, including our CEO and the other members of our senior leadership team. Our inability to retain these employees or to replace them with qualified and capable successors could hinder our strategic planning and execution. If key employees depart, our business could be negatively impacted. We may incur significant costs in identifying, hiring and replacing departing employees and may lose significant expertise and talent. As a result, we may not be able to meet our business plan and our revenue growth and profitability may be materially adversely affected.

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

Failure to achieve proper data governance could lead to data mismanagement

We process large amounts of personally identifiable information of customers and employees and are subject to various compliance, security, privacy, data quality and regulatory requirements. Failure to achieve proper data governance could lead to data mismanagement which in turn could result in data loss, regulatory investigations or sanctions, and cybersecurity risk. We are subject to data privacy regulations in the countries where we operate. Complying with such regulations may expose us to increased costs and limit our ability to transfer data between certain jurisdictions, which may adversely affect our operations.

If our churn rate increases, our business could be negatively affected

The cost of acquiring a new subscriber is much higher than the cost of maintaining an existing subscriber. Accordingly, subscriber deactivations, or “churn,” could have a material negative impact on our operating income, even if we are able to obtain one new subscriber for each lost subscriber. A substantial majority of our subscribers are prepaid, and we do not have long-term contracts with them. Our average churn rate on a consolidated basis was 3.8% for the year ended December 31, 2020 and 4.1% for the year ended December 31, 2019. If we experience an increase in our churn rate, our ability to achieve revenue growth could be materially impacted. In addition, a decline in general economic conditions could lead to an increase in churn, particularly among our prepaid subscribers.

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

Government or regulatory actions with respect to certain suppliers may impact us. For example, the government of the United States and Canada, among others, are currently conducting a regulatory review of certain international suppliers of network equipment and technologies to evaluate potential risks. We are currently unable to predict the outcome of such reviews, including any possible restrictions placed on our key suppliers, and as a result we cannot determine their potential impact on our business.

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

Changing expectations from stakeholders with respect to our environmental, social and governance practices may impose additional costs on us or expose us to new or additional risks

Influential investors and other stakeholders are increasingly focused on the environmental, social and governance (“ESG”) practices of companies across all industries. If we do not adapt to or comply with evolving expectations, or if we are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage, and our business, financial condition or stock price could be materially and adversely affected. If we do not meet our stakeholders’ expectations or we are not effective in addressing ESG matters or achieve relevant sustainability goals, trust in our brand may suffer and our business or our ability to access capital could be harmed.

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

RISKS RELATING TO DEVELOPMENTS IN MEXICO AND OTHER COUNTRIES

Economic, political and social conditions in Latin America, the United States, the Caribbean and Europe may adversely affect our business

Our financial performance may be significantly affected by general economic, political and social conditions in the markets where we operate. Many countries in Latin America and the Caribbean, including Mexico, Brazil and Argentina, have undergone significant economic, political and social crises in the past, and these events may occur again in the future. We cannot predict whether changes in political administrations will result in changes in governmental policy and whether such changes will affect our business. Factors related to economic, political and social conditions that could affect our performance include:

•	significant governmental influence over local economies;
•	substantial fluctuations in economic growth;
•	high levels of inflation, including hyperinflation;
•	changes in currency values;
•	exchange controls or restrictions on expatriation of earnings;
•	high domestic interest rates;
•	price controls;
•	changes in governmental economic, tax, labor or other policies;
•	imposition of trade barriers;
•	changes in law or regulation; and
•	overall political, social and economic instability and civil unrest.

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

Possible replacement of the LIBOR benchmark interest rate may have an impact on our business

On July 27, 2017, the U.K. Financial Conduct Authority (the authority that regulates LIBOR) announced that it would phase out LIBOR as a benchmark by the end of 2021. The discontinuation date for submission and publication of rates for certain tenors of USD LIBOR (1-month, 3-month, 6-month and 12-month) has been extended by the ICE Benchmark Administration (the administrator of LIBOR) until June 30, 2023. It is unclear whether new methods of calculating LIBOR will be established such that it continues to exist after 2021. Similarly, it is not possible to predict whether LIBOR will continue to be viewed as an acceptable market benchmark, what rate or rates may become acceptable alternatives to LIBOR, or what effect these changes in views or alternatives may have on financial markets for LIBOR-linked financial instruments. Potential changes, or uncertainty related to such potential changes may adversely affect the market for loans with LIBOR-indexed interest rates. When LIBOR ceases to exist, we may need to amend the credit and loan agreements with our lenders that utilize LIBOR as a factor in determining the interest rate based on a new standard that is established, if any. There is no guarantee that a transition from LIBOR to an alternative will not result in financial market disruptions, significant increases in benchmark rates, or borrowing costs to borrowers, any of which could have an adverse effect on our business, results of operations and financial condition.

Changes in exchange rates could adversely affect our financial condition and results of operations

We are affected by fluctuations in the value of the currencies in which we conduct operations compared to the currencies in which our indebtedness is denominated. Such changes result in exchange losses or gains on our net indebtedness and accounts payable. In 2020, we reported net foreign exchange losses of Ps.65.4 billion.

In addition, currency fluctuations between the Mexican peso and the currencies of our non-Mexican subsidiaries affect our results as reported in Mexican pesos. Currency fluctuations are expected to continue to affect our financial income and expense.

Major depreciation of the currencies in which we conduct operations could cause governments to impose exchange controls that would limit our ability to transfer funds between us and our subsidiaries

Major depreciation of the currencies in which we conduct operations may result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert such currencies into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our indebtedness. The government of Argentina has adopted exchange controls and restrictions on the movement of capital and has taken other measures in response to capital flight and the significant depreciation of the Argentine peso. In addition, although the Mexican government does not currently restrict, and for many years has not restricted, the right or ability of Mexican or foreign persons or entities to convert Mexican pesos into U.S. dollars or to transfer other currencies out of Mexico, it could institute restrictive exchange rate policies in the future. Similarly, the Brazilian government may impose temporary restrictions on the conversion of Brazilian reais into foreign currencies and on the remittance to foreign investors of proceeds from investments in Brazil whenever there is a serious imbalance in Brazil’s balance of payments or a reason to foresee a serious imbalance.

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

The following table sets forth our capital structure as of March 31, 2021.

SERIES	NUMBER OF SHARES (MILLIONS)	PERCENT OF COMBINED CAPITAL	A SHARES AND AA SHARES(1)

L Shares	45,448	68.3%	–
(no par value)

AA Shares	20,578	30.9%	97.6%
(no par value)

A Shares	515	0.8%	2.4%
(no par value)

Total(2)	66,541	100%	100%
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

The following table identifies owners of more than 5.0% of any series of our shares as of March 31, 2021. Except as described in the table below and the accompanying notes, we are not aware of any holder of more than 5.0% of any series of our shares. Figures below do not include L Shares that would be held by each shareholder upon conversion of AA Shares or A Shares, as provided for under our bylaws. See “Management—Share Ownership of Directors and Senior Management” under Part V of this annual report.

SHAREHOLDER	SHARES OWNED (MILLIONS)	PERCENT OF CLASS(1)

AA SHARES:

Family Trust(2)	10,894	52.9%

Inversora Carso(3)	4,381	21.3%

Carlos Slim Helú	1,879	9.1%

L SHARES:

Inversora Carso(3)	6,020	13.2%

Family Trust(2)	5,998	13.2%

Carlos Slim Helú	3,072	6.8%

BlackRock, Inc.(4)	2,466	5.4%
(1)	Percentage figures are based on the number of shares outstanding as of March 31, 2021.
(2)

The Family Trust is a Mexican trust that holds AA Shares and L Shares for the benefit of members of the Slim Family. In addition to shares held by the Family Trust, members of the Slim Family, including Carlos Slim Helú, directly own an aggregate of 3,558 million AA Shares and 9,570 million L Shares representing 17.3% and 21.1%, respectively, of each series. According to beneficial reports filed with the SEC, none of these members of the Slim Family, other than Carlos Slim Helú, individually directly own more than 5.0% of any class of our shares.

(3)

Includes shares owned by subsidiaries of Inversora Carso. Based on beneficial ownership reports filed with the SEC, Inversora Carso is a Mexican sociedad anón- ima de capital variable and may be deemed to be controlled by the Slim Family.

(4)	Based on beneficial ownership reports filed with the SEC.

As of March 31, 2021, 15.7% of the outstanding L Shares were represented by L Share ADSs, each representing the right to receive 20 L Shares, and 99.98% of the L Share ADSs were held by 6,532 registered holders with addresses in the United States. As of such date, 37.2% of the A Shares were held in the form of A Share ADSs, each representing the right to receive 20 A Shares, and 99.9% of the A Share ADSs were held by 3,215 registered holders with addresses in the United States. Each A Share may be exchanged at the option of the holder for one L Share.

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

We and Telesites have entered into an agreement providing for site usage fees, annual price escalations and fixed annual charges that permit us to install a pre-determined amount of equipment at the Telesite towers and provide for incremental fee payments if capacity use is exceeded. The principal economic terms of the agreement conform to the reference terms published by Telesites and approved by IFT.

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

PAYMENT DATE	PESOS PER SHARE		DOLLARS PER SHARE

November 9, 2020	Ps.	0.19	U.S.$	0.0092

July 20, 2020	Ps.	0.19	U.S.$	0.0085

November 11, 2019	Ps.	0.17	U.S.$	0.0090

July 15, 2019	Ps.	0.18	U.S.$	0.0095

November 12, 2018	Ps.	0.16	U.S.$	0.0080

July 16, 2018	Ps.	0.16	U.S.$	0.0085

November 13, 2017	Ps.	0.15	U.S.$	0.0079

July 17, 2017	Ps.	0.15	U.S.$	0.0085

November 14, 2016	Ps.	0.14	U.S.$	0.0068

July 15, 2016	Ps.	0.14	U.S.$	0.0076

On April 26, 2021 our shareholders approved a cash dividend of Ps.0.40 per share, of which Ps.0.20 per share is payable on July 19, 2021 and Ps.0.20 is payable on November 8, 2021.

The declaration, amount and payment of dividends by América Móvil is determined by majority vote of the holders of AA Shares and A Shares, generally on the recommendation of the Board of Directors, and depends on our results of operations, financial condition, cash requirements, future prospects and other factors considered relevant by the holders of AA Shares and A Shares.

Our bylaws provide that holders of AA Shares, A Shares and L Shares participate equally on a per-share basis in dividend payments and other distributions, subject to certain non-material preferential dividend rights of holders of L Shares.

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

We periodically repurchase at our discretion our L Shares and A Shares on the open market pursuant to guidelines approved by our Board of Directors, using funds up to an amount authorized by our shareholders specifically for the repurchase of L Shares and A Shares. In our 2021 annual ordinary shareholders’ meeting, our shareholders authorized an allocation of Ps.25 billion to repurchase L Shares and A Shares from April 2021 to April 2022.

The following tables set out information concerning purchases of our L Shares by us and our affiliated purchasers in 2020. We did not repurchase our L Shares other than through the share repurchase program, and we did not repurchase any A Shares.

PERIOD	TOTAL NUMBER OF SHARES PURCHASED(1)	AVERAGE PRICE PER SHARE	TOTAL NUMBER OF SHARES PURCHASED AS PART OF PUBLICLY ANNOUNCED PLANS OR PROGRAMS	APPROXIMATE MEXICAN PESO VALUE OF SHARES THAT MAY YET BE PURCHASED UNDER THE PLANS OR PROGRAMS(2)

January 2020	5,650,000	Ps. 15.34	5,650,000	Ps. 2,664,468,912

February 2020	2,200,000	16.06	2,200,000	2,629,333,277

March 2020	-	-	-	2,629,333,277

April 2020	11,000,000	13.64	11,000,000	5,930,090,256

May 2020	19,975,000	14.99	19,975,000	5,632,443,872

June 2020	22,000,000	15.26	22,000,000	5,298,718,225

July 2020	22,500,000	14.64	22,500,000	4,971,126,848

August 2020	21,000,000	14.14	21,000,000	4,675,982,377

September 2020	32,000,000	13.49	32,000,000	4,246,872,865

October 2020	43,000,000	13.60	43,000,000	3,665,445,685

November 2020	80,000,000	14.40	80,000,000	2,519,753,255

December 2020	106,282,651	14.48	106,282,651	989,494,709

Total L Shares	365,607,651		365,607,651

(1)	This includes purchases by us and our affiliated purchasers in 2020.
(2)	This is the approximate peso amount available at the end of the period for purchases of both L Shares and A Shares pursuant to our share repurchase program.

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

The amount of Mexican tax withheld generally will give rise to a foreign tax credit or deduction for U.S. federal income tax purposes. Dividends generally will constitute “passive category income” for purposes of the foreign tax credit. The foreign tax credit rules are complex. U.S. holders should consult their own tax advisors with respect to the implications of those rules for their investments in our shares or ADSs.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the shares or ADSs will be subject to taxation at reduced rates if the dividends are “qualified dividends.” Dividends paid on the shares or ADSs will be treated as qualified dividends if (i) (A) the shares or ADSs are readily tradable on an established securities market in the United States or (B) we are eligible for the benefits of a comprehensive tax treaty with the United States which the U.S. Treasury determines is satisfactory for purposes of this provision and which includes an exchange of information program, and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the NYSE, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. In addition, the U.S. Treasury has determined that the Tax Treaty meets the requirements for reduced rates of taxation, and we believe we are eligible for the benefits of the Tax Treaty. Based on our audited consolidated financial statements and relevant market data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to the 2019 and 2020 taxable years. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income and relevant market data, we do not anticipate becoming a PFIC for the 2021 taxable year. Holders of shares or ADSs should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

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

DISPOSITIONS. A non-U.S. holder of shares or ADSs will not be subject to U.S. federal income or withholding tax on gain realized on the sale of shares or ADSs, unless:

•	gain is effectively connected with the conduct by the holder of a U.S. trade or business or

•	in the case of gain realized by an individual holder, the holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

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

At the annual shareholders’ meetings held on April [26], 2021, the current members of the Board of Directors, the Executive Committee and the Audit and Corporate Practices Committee were reelected, and the Corporate Secretary and the Corporate Pro Secretary were reappointed, with 11 directors elected by the AA Shares and A Shares voting together and two directors elected by the L Shares. 54% of the members of the Board of Directors are independent and 8% are women.

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

The names and positions of the members of the Board reelected or elected for the first time at the 2021 annual general shareholders’ meeting, their year of birth, and information concerning their committee membership and principal business activities outside América Móvil are set forth below:

Directors elected by holders of Series AA and Series A Shares:

CARLOS SLIM DOMIT

Chairman of the Board and the Executive Committee

Born:	1967

First elected:	2011

Term expires:	2022

Principal occupation:	Chairman of the Board of América Móvil

Other directorships:	Chairman of the Board of Grupo Carso and its affiliates

Business experience:	Business administration; Chief Executive Officer of Sanborn Hermanos

PATRICK SLIM DOMIT

Vice Chairman and Member of the Executive Committee

Born:	1969

First elected:	2004

Term expires:	2022

Principal occupation:	Vice Chairman of our Board of Directors

Other directorships:	Director of Grupo Carso and its affiliates

Business experience:	Business administration; Chief Executive Officer of Grupo Carso and Vice President of Commercial Markets of Telmex

DANIEL HAJJ ABOUMRAD

Director and Member of the Executive Committee

Born:	1966

First elected:	2000

Term expires:	2022

Principal occupation:	Chief Executive Officer of América Móvil

Other directorships:	Director of Grupo Carso and Telmex

Business experience:	Business administration; Chief Executive Officer of Compañía Hulera Euzkadi

LUIS ALEJANDRO SOBERÓN KURI

Director

Born:	1960

First elected:	2000

Term expires:	2022

Principal occupation:	Chief Executive Officer and Chairman of the Board of Serinem México (a subsidiary of Corporación Interamericana de Entretenimiento

Other directorships:	Director of CIE; Director of Grupo Financiero Citibanamex

Business experience:	Business administration; Various positions at CIE

FRANCISCO MEDINA CHÁVEZ

Director

Born:	1956

First elected:	2018

Term expires:	2022

Principal occupation:	Chief Executive Officer and Chairman of Grupo Fame, and Chairman of Grupo Altozano

Other directorships:	Director of Banamex Citigroup México and Grupo Chedraui

Business experience:	Real estate; Director of Aeromexico and Mitsui Mexico

ERNESTO VEGA VELASCO

Director, Chairman of the Audit and Corporate Practices Committee

Born:	1937

First elected:	2007

Term expires:	2022

Principal occupation:	Retired. Member of the board of directors and audit and corporate practices, planning and finance and evaluation and compensation committees of certain companies.

Other directorships:	Director of Kuo and its affiliates, Inmuebles Carso and its affiliates, and Industrias Peñoles

Business experience:	Accounting and business administration; Various positions in Desc Group, including Corporate Vice-President

RAFAEL MOISÉS KALACH MIZRAHI

Director and Member of the Audit and Corporate Practices Committee

Born:	1946

First elected:	2012

Term expires:	2022

Principal occupation:	Chairman and Chief Executive Officer of Grupo Kaltex

Other directorships:	Director of Grupo Carso and its affiliates

Business experience:	Accounting and business administration; Various positions in Grupo Kaltex

ANTONIO COSÍO PANDO

Director

Born:	1968

First elected:	2015

Term expires:	2022

Principal occupation:	Vice President of Grupo Hotelero las Brisas, Compañía Industrial Tepeji del Río, and Bodegas de Santo Tomás

Other directorships:	Director of Grupo Carso and its affiliates, Corporación Actinver, and Grupo Aeromexico

Business experience:	Engineer; Various positions in Grupo Brisas and Compañía Industrial Tepeji del Río, S.A. de C.V.

ARTURO ELÍAS AYUB

Director

Born:	1966

First elected:	2011

Term expires:	2022

Principal occupation:	Head of Strategic Alliances, Communications and Institutional Relations of Telmex; Chief Executive Officer of Fundación Telmex

Other directorships:	Director of Grupo Carso and its affiliates, Dine and its affiliates, Grupo México Transportes and Grupo Gigante

Business experience:	Business administration; Chief Executive Officer of Sociedad Comercial Cadena, President of Pastelería Francesa (El Globo) and President of Club Universidad Nacional, A.C.

OSCAR VON HAUSKE SOLÍS

Director

Born:	1957

First elected:	2011

Term expires:	2022

Principal occupation:	Chief Fixed-line Operations Officer of América Móvil

Other directorships:	Member of Telekom Austria’s Supervisory Board

Business experience:	Accounting and business administration; Chief Executive Officer of Telmex Internacional, Chief Systems and Telecommunications Operators Officer of Telmex and member of KPN’s supervisory board

VANESSA HAJJ SLIM

Director

Born:	1997

First elected:	2018

Term expires:	2022

Directors elected by holders of Series L Shares:

PABLO ROBERTO GONZÁLEZ GUAJARDO

Director and Member of the Audit and Corporate Practices Committee

Born	1967
First elected:	2007
Term expires:	2022
Principal occupation:	Chief Executive Officer of Kimberly Clark de México
Other directorships:	Director of Kimberly Clark de México, Grupo Sanborns and Grupo Lala
Business experience:	Law and business administration; Various positions in the Kimberly Clark Corporation and Kimberly Clark de México

DAVID IBARRA MUÑOZ

Director

Born:	1930
First elected:	2000
Term expires:	2022
Principal occupation:	Retired
Other directorships:	Director of Grupo Carso and its affiliates, and Grupo Mexicano de Desarrollo
Business experience:	Economist; Chief Executive Officer of Nacional Financiera, S.N.C., and served as minister of Finance and Public Credit of Mexico

Our 2021 annual ordinary general shareholders’ meeting determined that the following directors are independent: Messrs. Ernesto Vega Velasco, Pablo Roberto González Guajardo, David Ibarra Muñoz, Antonio Cosío Pando, Rafael Moisés Kalach Mizrahi, Luis Alejandro Soberón Kuri and Francisco Medina Chávez.

Alejandro Cantú Jiménez, our General Counsel, serves as Corporate Secretary and Rafael Robles Miaja as Corporate Pro-Secretary.

Patrick Slim Domit and Carlos Slim Domit are brothers. Daniel Hajj Aboumrad and Arturo Elías Ayub are brothers- in-law of Patrick Slim Domit and Carlos Slim Domit. Vanessa Hajj Slim is the daughter of Daniel Hajj Aboumrad.

EXECUTIVE COMMITTEE

Our bylaws provide that the Executive Committee may generally exercise the powers of the Board of Directors, with certain exceptions. In addition, the Board of Directors is required to consult the Executive Committee before deciding on certain matters set forth in the bylaws, and the Executive Committee must provide its views following a request from the Board of Directors, the Chief Executive Officer or the

Chairman of the Board of Directors. If the Executive Committee is unable to make a recommendation within ten calendar days, or if a majority of the Board of Directors or any other corporate body duly acting within its mandate determines in good faith that action cannot be deferred until the Executive Committee makes a recommendation, the Board of Directors is authorized to act without such recommendation. The Executive Committee may not delegate its powers to special delegates or attorneys-in-fact.

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

AUDIT AND CORPORATE PRACTICES COMMITTEE

Our Audit and Corporate Practices Committee is comprised of independent members of the Board of Directors, as determined by our shareholders pursuant to the Mexican Securities Market Law and as defined under Rule 10A-3 under the Exchange. The Audit and Corporate Practices Committee consists of Messrs. Ernesto Vega Velasco (Chairman), Rafael Moisés Kalach Mizrahi and Pablo Roberto González Guajardo. The mandate of the Audit and Corporate Practices Committee is to assist our Board of Directors in overseeing our operations and establish and monitor procedures and controls in order to ensure that the financial information we distribute is useful, appropriate and reliable and accurately reflects our financial position. In particular, the Audit and Corporate Practices Committee is required to, among other things, (i) call shareholders’ meetings and recommend items to be included on the agenda, (ii) advise the Board of Directors on internal control procedures, related party transactions that are outside the ordinary course of our business, succession plans and compensation structures of our key executives, (iii) select and monitor our auditors, (iv) discuss with our auditors the procedures for the preparation of the annual financial statements and the accounting principles to the annual and the interim financial statements and (v) obtain from our auditors a report that includes a discussion of the critical accounting policies used by us, any alternative accounting treatments for material items that have been discussed by management with our auditors and any other written communications between our auditors and management.

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
Business experience:

Chief Executive Officer of Telmex Internacional; Chief Systems and Telecommunications Officer of Telmex; Head of Finance at Grupo Condumex; Director of Telmex, Telmex Internacional, Empresa Brasileira de Telecomunicaçőes S.A. (“Embratel”), and Net Serviços de Comunicaçăo S.A. (“Net Serviços”); Member of Telekom Austria’s Supervisory Board

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

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

The aggregate compensation paid to our directors (including compensation paid to members of our Audit and Corporate Practices Committee) and senior management in 2020 was approximately Ps.6.3 million and Ps.79.6 million, respectively. None of our directors is a party to any contract with us or any of our subsidiaries that provides for benefits upon termination of employment. We do not provide pension, retirement or similar benefits to our directors in their capacity as directors. Our executive officers are eligible for retirement and severance benefits required by Mexican law on the same terms as all other employees, and we do not separately set aside, accrue or determine the amount of our costs that is attributable to executive officers.

SHARE OWNERSHIP OF DIRECTORS AND SENIOR MANAGEMENT

Carlos Slim Domit, Chairman of our Board of Directors, holds 647 million (or 3.1%) of our AA Shares and 1,567 million (or 3.4%) of our L Shares directly. Patrick Slim Domit, Vice Chairman of our Board of Directors, holds 323 million (or 1.6%) of our AA Shares and 859 million (or 1.9%) of our L Shares directly. In addition, according to beneficial ownership reports filed with the SEC, Patrick Slim Domit and Carlos Slim Domit are beneficiaries of a trust that owns shares of the Company. See “Major Shareholders” under Part IV of this annual report. Except as described above, according to the information provided to us by our directors and members of senior management, none of our directors or executive officers is the beneficial owner of more than 1.0% of any class of our capital stock.

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

AUDIT COMMITTEE

Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Ex- change Act and the additional requirements under the NYSE standards is required. §§303A.06 and 303A.07.	We have an audit and corporate practices committee of three members. Each member of the Audit and Corporate Practices Committee is independent, as independence is defined under the Mexican Securities Market Law, and also meets the independence requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended. Our Audit and Corporate Practices Committee operates primarily pursuant to (1) a written charter adopted by our Board of Directors, which assigns to the Committee responsibility over those matters required by Rule 10A-3, (2) our bylaws and (3) Mexican law. For a more detailed description of the duties of our Audit and Corporate Practices Committee, see “Management” under Part V of this annual report.

NYSE STANDARDS	OUR CORPORATE GOVERNANCE PRACTICES

EQUITY COMPENSATION PLANS

Equity compensation plans and all material revisions thereto require shareholder approval, subject to limited exemptions. §§303A.08 and 312.03.	Shareholder approval is expressly required under Mexican law for the adoption or amendment of an equity compensation plan. Such plans must provide for similar treatment of executives in comparable positions.

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

A) DISCLOSURE CONTROLS AND PROCEDURES

We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of December 31, 2020. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2020.

Mancera, S.C. (“Mancera”), a member practice of Ernst & Young Global Limited, an independent registered public accounting firm, our independent auditor, issued an attestation report on our internal control over financial reporting on April 28, 2021.

C) ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of América Móvil, S.A.B. de C.V.

Opinion on Internal Control Over Financial Reporting

We have audited América Móvil, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, América Móvil, S.A.B. de C.V. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2020 and 2019, the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of three years in the period ended December 31, 2020, and the related notes, and our report dated April 28, 2021 expressed an unqualified opinion thereon.

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

/s/ MANCERA, S.C.

Mexico City, Mexico

April 28, 2021

D) CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There has been no change in our internal control over financial reporting during 2020 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Our Corporate Sustainability Executive Committee defines and oversees the implementation of our overall strategy to improve our performance on sustainability matters.

By incorporating sustainability in our daily decision-making, we seek to foster greater efficiencies and operate with the highest sense of social responsibility and environmental care, strengthening our market leadership while contributing to economic, social, and cultural development in the communities where we operate.

Our corporate sustainability reports are available on our website at www.americamovil.com.

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

MEXICO

Legal Framework

The legal framework for the regulation of telecommunications and broadcasting services is based on constitutional amendments passed in June 2013, the Federal Law on Telecommunications and Broadcasting (Ley Federal de Telecomunicaciones y Radiodifusión) enacted in July 2014 as amended and the Federal Law on Economic Competition (Ley Federal de Competencia Económica) enacted in May 2014 as amended.

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

Asymmetric Regulation of the Preponderant Economic Agent

We are currently subject to extensive specific asymmetric measures based on the IFT’s determination that we, our Mexican operating subsidiaries (Telcel, Telmex and Telnor) and certain affiliates, constitute the preponderant economic agent in the telecommunications sector, and along with Telesites, Red Nacional Ultima Milla S.A.P.I. de C.V. and Red Ultima Milla Del Noroeste S.A.P.I. de C.V. are compelled to comply with such asymmetric regulation. Below is a summary of what we believe are the most important measures applicable to us.

•	Interconnection Rates. The Federal Law on Telecommunications and Broadcasting provides that we are not permitted to charge other carriers for the termination services we provide in our networks. These provisions were declared unconstitutional by the Mexican Supreme Court (Suprema Corte de Justicia de la Nación) in August 2017 with respect to wireless services and in April 2018 with respect to fixed services. As a result, the IFT ruled that, as of January 1, 2018, in the case of Telcel, and as of January 1, 2019, in the case of Telmex, we are able to charge other carriers for terminating calls to our networks at asymmetric rates established by the IFT. We continue to pay such carriers for their interconnection services in accordance with the fixed and mobile rates set by the IFT.

•	Sharing Of Wireless Infrastructure and Services. We must provide other carriers access to (i) passive infrastructure, including towers, sites, ducts and rights of way, (ii) elements of our network that allow other carriers and mobile virtual network operators (“MVNOs”) to use our network or resell those services we provide to our customers and (iii) domestic roaming services; in each case, pursuant to IFT pre-approved reference terms (ofertas públicas de referencia). If we cannot reach an agreement with other carriers or MVNOs, our rates may be determined by the IFT using a long-run average incremental costs methodology or, in the case of MVNOs, a “retail-minus” methodology.

For mobile services, the IFT has the right to verify, through a replicability test, that carriers using our regulated wholesale services can match our end user rates.

•

Sharing of Fixed Infrastructure and Services. We must provide other carriers access to (i) passive infrastructure, including towers, sites, telephone poles, ducts, manholes and rights of way, (ii) elements of our network that allow other carriers to use our network or resell those services we provide to our customers and (iii) our dedicated links (either local or long distance). Rates for this access are determined by the IFT using a long-run average incremental cost methodology.

For fixed services, the IFT has the right to verify, through a replicability test, that carriers using our regulated wholesale services can match our end user rates.

•	Local Loop Unbundling. We must offer other carriers access to elements of our local loop network separately on terms and conditions (including rates) pre-approved by the IFT. The IFT has also ordered the legal and functional separation of the provision of wholesale regulated fixed services related to local loop unbundling, local dedicated links and shared access/use of passive infrastructure related with the local loop network. See “Functional Separation of Telmex and Telnor Wholesale Services” under this Part VI.

•	Certain Obligations Relating to Retail Services. Rates for the provision of telecommunications services to our customers are subject to the IFT’s prior authorization.

We are also subject to certain obligations and restrictions relating to the sale of our services and products; one such obligation includes unlocking mobile devices for our customers and regulations on the sale end financing at mobile devices.

•	Content. We are subject to specific limitations on acquisitions of exclusive transmission rights to “relevant” content (contenidos audiovisuales relevantes), as determined from time to time by the IFT, including the Mexican national team soccer matches, the opening and closing ceremonies and certain matches of the FIFA World Cup, the semifinal and final matches of the Liga MX soccer tournament and the Super Bowl.

•	Reference Terms. Every year we must submit, for IFT’s approval, a proposal of the reference terms for all wholesale services that are subject to asymmetric regulation for the following year. Once approved, we must publish and offer the regulated wholesale services, in the terms approved by IFT.

IFT’s Biannual Review of Asymmetric Regulation

The IFT reviewed the measures in 2020 and determined, among other things, to modify and add new asymmetrical regulations for mobile and fixed services.

The measures are transitory and may be amended by the IFT, or terminated if the IFT determines effective competition conditions exist in the telecommunications sector or if we cease to be considered a preponderant economic agent. The IFT reviews the impact of the asymmetrical measures every two years and may modify or eliminate measures or set forth new measures. In March 2017, the IFT issued a resolution that modified and added asymmetrical regulations for mobile and fixed services, including the legal and functional separation of Telmex and Telnor wholesale services, among other measures.

We have challenged the determination that we are a preponderant economic agent and the asymmetric regulations in court. These challenges were denied. We have also challenged further resolutions by IFT concerning the review of certain asymmetrical regulations. However, IFT’s determinations are not suspended while legal challenges against them are resolved.

Functional Separation of Telmex and Telnor Wholesale Services

In March 2018, we received notice of an IFT resolution directed to the Company setting forth the terms under which we are required to separate the provision of wholesale regulated fixed services by Telmex and Telnor (the “Separation Plan”). As of the date of this annual report, we have complied with all milestones of the Separation Plan including the following:

•	New Companies. Telmex and Telnor established new subsidiaries, Red Nacional Ultima Mila and Red Ultima Mila Del Noroeste (the “New Companies”), to provide local wholesale services related to the elements of the access network, including local access dedicated links, as well as those services related to passive infrastructure associated with the access network, such as ducts, poles and rights of way. The main features of the New Companies are as follows:

•	Price of Services. The prices and terms of the services provided by the New Companies are subject to IFT regulation, which could affect the viability and financial requirements of the New Companies.

•	Corporate Governance. The New Companies have their own corporate governance, including: (i) a board of directors with at least seven members, of which a majority (including the Chairman) is independent; (ii) a Chief Executive Officer and senior officers appointed by the boards of directors, different and independent from those of our Mexican concessionaire subsidiaries; (iii) an independent external auditor; (iv) an Audit Committee chaired by an independent member of the board of directors; and (v) a Regulatory Compliance Committee entirely composed of independent members. The bylaws of the New Companies were approved by the IFT. Independence for these purposes is used as defined under Mexican Securities Market Law.

•	Personnel. Subject to the discussion under “Services Through Union Employees” below, the New Companies have personnel necessary to provide wholesale services required by the Separation Plan.

•	Assets. The New Companies have the resources necessary to comply with their obligations and provide services.

•	Systems and Procedures. The New Companies have their own procedures, operating and management systems that are independent from those of Telmex and Telnor.

•	Branding. The New Companies have their own branding distinct from América Móvil’s concessionaire subsidiaries. The brands must be dissociated from those of Telmex and Telnor by March 2022.

•	Principal Offices. The New Companies have their own principal offices distinct from those of América Móvil’s concessionaire subsidiaries.

•	Services Through Union Employees. Certain employees that are members of a labor union provide services to the New Companies. These employees are functionally independent from Telmex and Telnor, and are under the operational control of the New Companies, however, their labor contracts remain with Telmex and Telnor.

•	Wholesale Unit. Telmex and Telnor established a business unit to provide the remaining wholesale services to other concessionaires, including interconnection, co-location for interconnection, inter-city and international long-distance dedicated links, resale of telephone lines, broadband and bundles, as well as certain passive infrastructure services, including shared use of towers.

The implementation of the Separation Plan has been complex, and some features (including those related with the recent IFT revision of Asymmetrical Regulation resolutions) remain uncertain and may require further development. As a result, we are not yet able to identify all the possible consequences, but some of the consequences could have a material adverse impact on us.

We have challenged the resolution in the Mexican courts. However, legal challenges will not suspend the implementation of the Separation Plan and final determinations are pending.

Substantial Market Power Investigations

In 2007, the Federal Antitrust Commission (Comisión Federal de Competencia Económica, or “Cofeco”) initiated two substantial market power investigations against Telcel and determined that Telcel had substantial market power in the mobile termination services market and in the nationwide wireless voice and data services market. Telcel filed challenges against both decisions, and a final resolution of these challenges is still pending. If upheld, these decisions would allow the IFT to impose additional requirements as to rates, quality of service and information, among other matters. The Preponderance regime has regulated all of these matters.

In 2007, Cofeco initiated various investigations to evaluate whether Telmex and its subsidiary Telnor have substantial power in the markets for termination, origination, transit and wholesale dedicated-link circuits. Cofeco issued final resolutions concluding that Telmex and Telnor have substantial power in all four markets, which were challenged by Telmex and Telnor. The challenges related to each one of these markets have been denied, effectively upholding Cofeco’s findings. Consequently, the IFT may impose specific tariff requirements or other special regulations with respect to the matters for which the challenges were denied, such as additional requirements regarding disclosure of information or quality of service. The Preponderance regime has regulated all of these matters.

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

Concessions

Under the current legal framework, a carrier of public telecommunications networks, such as Telcel or Telmex, must operate under a concession. The IFT is an autonomous federal agency that grants new or extends existing concessions, which may only be granted to a Mexican citizen or corporation that has agreed to the concession terms and may not be transferred or assigned without the approval of the IFT. There are three types of concessions:

•	NETWORK CONCESSIONS. Telcel, Telmex and its subsidiary Telnor hold network concessions, granted under the previous regulatory framework, to provide specified types of services. Their ability to migrate to the new regime of unified concessions and, consequently, to provide any and all telecommunications and broadcasting services, is subject to conditions, as described under “Migration of Concessions and Additional Services” below.

•	SPECTRUM CONCESSIONS. Telcel holds multiple concessions, granted under both the previous and current regulatory frameworks, to provide wireless services that utilize frequencies of radio-electric spectrum. These concessions have terms of 15 to 20 years and may be extended for an additional term of equal length.

•	UNIFIED CONCESSION. Each of the New Companies holds a unified concession granted to provide only wholesale telecommunications services. These concessions were issued in March 2020 and have a term of 30 years and may be extended for an additional term of equal length.

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

Telcel’s Concessions

Telcel operates under several different network and spectrum concessions covering particular frequencies and regions, holding an average of 280.96 MHz of capacity in Mexico’s nine regions in the 850 MHz, 1900 MHz,1.7/2.1 GHz, 2.5 GHz and 3.5 GHz bands. The following table summarizes Telcel’s concessions.

FREQUENCY	COVERAGE AREA	INITIAL DATE	TERMINATION DATE

Band A (1900 MHz)	Nationwide	Sep. 1999	Oct. 2039
Band D (1900 MHz)	Nationwide	Oct. 1998	Oct. 2038
Band B (850 MHz)	Regions 1, 2, 3	Aug. 2011	Aug. 2026
Band B (850 MHz)	Regions 4, 5	Aug. 2010	Aug. 2025
Band B (850 MHz)	Regions 6, 7, 8	Oct. 2011	Oct. 2026
Band B (850 MHz)	Region 9	Oct. 2015	Oct. 2030
Band F (1900 MHz)	Nationwide	Apr. 2005	Apr. 2025(1)
Bands A and B (1.7/2.1 GHz)	Nationwide	Oct. 2010	Oct. 2030
Bands H, I and J (1.7/2.1 GHz)	Nationwide	May 2016	Oct. 2030
Band 7 (2.5 GHz)	88% of the population	Jul. 2017	Sep. 2020(1) – Nov. 2028 – Oct. 2040 – May 2041
Band 3.5 GHz(2)	Nationwide	Oct. 2020(3)	Oct. 2038 and 2040
(1)	A request for extension has already been filed with the IFT.
(2)	On December 18, 2020, Telcel filed a formal request with the IFT to include mobile service in these concessions.
(3)

The term of this concession is currently in force and was extended by IFT in favor of Telmex until 2040 and afterwards it was assigned by Telmex to Telcel as of March 11, 2020. Concessions acquired from Axtel were extended by the IFT until 2038.

On August 21, 2020, Claro TV, S.A. de C.V. filed before the IFT a notice of merger with Claro Sat, S.A. de C.V. Likewise, on December 18, 2020, Duono, S.A de C.V., filed before the IFT a notice of merger with Integración de Servicios Empresariales y Corporativos, S.A. de C.V. (ISEC). As result of both the Claro TV, S.A. de C.V. and Duono, S.A de C.V. mergers, these corporations will be the license holders.

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

In addition, Telmex currently holds concessions for the use of frequencies to provide point-to-point and point-to-multipoint transmission in 10.5, 15 and 23 GHz bands.

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

In 2018, subsidiary Star One merged into Claro Brasil. As a result, all Brazilian satellite operation rights previously granted to Star One were transferred under the same terms and conditions to Claro Brasil. The satellite operation rights (AMC-12) covering regions outside of Brazil were relinquished by Star One before the merger. In 2020, the satellite operation rights were transferred to Embratel Tysat Telecomunicações S.A. (“Claro TV”), after approval by Anatel.

In December 18, 2019, AMX announced the acquisition of 100% of the shares of Nextel Brazil and Sunbird Telecomunicações Ltda. (“Sundbird”), as well as its correspondent subsidiaries in Brazil. Nextel Brazil had authorizations to provide personal mobile services, specialized mobile services, multimedia communication services, paid fixed telephony services (national and international long-distance) and radiofrequency services in Brazil that were granted by Anatel. Sunbird had authorizations to provide specialized mobile services and radiofrequency services. Derived from the acquisition of Nextel Brazil and Sunbird by AMX, Anatel provided AMX with: (i) a term of 18 months to consolidate and cancel the overlapped authorizations granted in favor of Nextel Brazil and Sunbird; and (ii) a term of 2 months to adjust the radiofrequency thresholds. In 2020, the authorizations and radiofrequencies granted in favor of Nextel Brazil and Sunbird for specialized mobile services were waived. Also in 2020, Nextel’s PS licenses were transferred to Claro.

In 2019, the subsidiary Primesys was merged into Claro Brasil. As a result, service authorizations granted to Primesys were transferred under the same terms and conditions to Claro Brasil.

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

In addition, Claro TV has various orbital position authorizations for our satellite operations, which are set to expire between 2022 and 2033. Requests for extensions for 15 more years have been requested from Anatel. Claro TV also has radio frequency licenses to provide PCS, which are set to expire between 2022 and 2032. These grants were transferred from Claro Brasil to Claro TV in 2020, subsequent to Anatel’s approval.

Nextel Brazil has radio frequency licenses to provide PCS, which expire between 2026 and 2031.

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

Regulation of Rates

Anatel regulates rates (tariffs and prices) for all telecommunications services, except for fixed-line broadband services, Pay TV and satellite capacity rates, which are not regulated. In general, PCS license holders and fixed local voice services license-holders are authorized to increase basic plan rates annually. Domestic long-distance concession-holders may adjust rates annually only for inflation, provided that they give Anatel and the public advanced notice of such adjustments. Claro Brasil may set international long-distance and mobile rates freely, provided that it gives Anatel and the public advance notice.

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

In 2012, Claro Brasil and three of its primary competitors were determined to have significant market power in the mobile wireless termination and national roaming markets. As a result, Claro Brasil was required to reduce mobile termination rates to 75.0% of the 2013 rates by February 2014, and to 50.0% of the 2013 rates by February 2015. In July 2014, Anatel established termination rates for mobile services applicable to operators with significant market power through 2019, based on a cost model, and in December 2018, Anatel established termination rates for mobile services applicable to operators with significant market power from 2020 to 2023. These termination rates were revised by Anatel in February 2020. Claro Brasil is also required to publish its reference roaming prices for voice, data and SMS on an annual basis, among other measures. These prices must be related to the Anatel reference values and need to be approved by Anatel before they can take effect. The approval of new prices by Anatel took place in January 2021.

In 2018, Anatel approved Claro Brasil’s most recent wholesale reference offers with respect to national roaming, telecommunications duct infrastructure, long-distance leased lines, high capacity transport above 34 Mbps, wireless networks interconnection, fixed network interconnection, internet network interconnection and internet links, which are reviewed and approved by Anatel on an annual basis. Anatel also reviews its determination of which operators have significant market power on a quadrennial basis. Anatel began its first review of all telecom operators in 2014 and published the most recent list of operators with significant market power for each of the relevant markets in 2018. In addition to the review, in 2018 Anatel changed some of the asymmetric measures applicable under the PGMC and added two new wholesale markets covering high capacity transport and fixed network interconnection. Anatel has determined that Claro Brasil has significant market power in eight wholesale markets.

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

In December 2018, Anatel published reference values for fees network that are applicable from 2020 to 2023.

Fixed-line operators determined by Anatel to have significant market power in the local fixed-line market may freely negotiate interconnection rates, subject to a price cap established by Anatel.

Other Obligations

Under applicable law and our concessions, Claro Brasil has an obligation to (i) comply with certain coverage obligations to ensure universal access to its fixed-line voice services, (ii) contribute to the funding of the country’s transition from analogue to digital TV (due to the acquisition of the 700 MHz frequency), (iii) meet quality-of-service targets and (iv) comply with applicable telecommunications services consumer rights.

CADE Anti-Competition Proceeding

On March 9 2021, the General Superintendence at the Administrative Council for Economic Defense (“CADE”) issued a non-binding opinion recommending fines against Claro Brasil, Oi Móvel S.A. (“Oi”) and Telefônica Brasil S.A. (“Telefônica”, together Claro Brasil and Oi, the “Defendants”). The potential fines relate to a complaint filed by British

Telecom do Brasil (“BT”) against the Defendants alleging, among other things, that, in connection with a public bid, the Defendants (i) colluded to prevent competition between the leading players in the broadband internet services market in Brazil, which caused anti-competitive effects in the telecommunications sector and (ii) made it difficult for BT to participate in the bid through price discrimination tactics and by refusing to supply communication circuits (specifically, MPLS links) that were required for BT to participate in the bid. The case will be reviewed by CADE’s tribunal for a final ruling and CADE’s final decision may be challenged in judicial courts. We intend to challenge the final decision if it is not in our favor. The amount of monetary penalty recommended by the General Superintendence at CADE could be substantial, but we cannot reasonably estimate the range of possible loss related to the proceeding.

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

Licenses and Permits

Comcel holds licenses to provide mobile services in the spectrum frequency bands shown in the table below.

FREQUENCY	BANDWIDTH	TERMINATION DATE

850 MHz	25 MHz	Mar. 2024

1900 MHz	10 MHz	Dec. 2039

	5 MHz	Sept. 2021

	15 MHz	Apr. 2024

2.5 GHz	30 MHz	Aug. 2023

	10 MHz	Feb. 2021(1)

	10 MHz	Mar. 2040

	10 MHz	Mar. 2040

	10 MHz	Mar. 2040

700 MHz	20 MHz	May 2040
(1)	Refers to a temporary license, which we renew on an annual basis.

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

Subsequently, the Novator Subsidiary resigned and refused to exercise its rights under the license to operate one block of 10MHz for the 2,500MHz frequency band. As a consequence, on February 11, 2020, the ICT Ministry initiated an administrative proceeding to evaluate and decide on the effects caused by such resignation. Comcel was notified by the ICT Ministry and was considered an interested third party in the administrative proceeding. The ICT Ministry imposed a sanction of 42 billion Colombian Pesos, approximately U.S. $12.3 million against Partners as a result of the aforementioned administrative proceeding.

Asymmetric Charges

In January 2017, the Colombian government approved symmetrical access charges among established operators like Comcel, Movistar and Tigo. However, under current regulation, new market entrants continue to receive a higher interconnection rate than incumbent operators and pay lower national roaming fees, in both cases, for a limited period.

In 2017, the CRC issued a resolution updating the list of relevant telecommunication markets by adding the mobile services market (including bundled mobile voice and data services) and by also including the mobile service market in the list of relevant markets subject to ex-ante regulation. In connection with the mobile services market, on January 28, 2021, the CRC determined that COMCEL has a dominant position in the relevant mobile services market, but did not impose particular measures. COMCEL considers that the CRC did not take into account important elements in its determination, which COMCEL has challenged. A resolution is pending.

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

In 2020, the government of Argentina issued a decree by which it declared information and communications technology (ICT) services and access to telecommunications networks, for and between licensees of ICT services, as essential and strategic public services in competition. It also established that Enacom is the competent authority to approve prices for ICT services and to establish regulations to that effect.

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

Claro Chile S.A. (“Claro Chile”) holds concessions to provide mobile and fixed-line services in the 700MHz, 850 MHz, 1900 MHz, 2.6 GHz, 3.4 GHz and 5.8 GHz frequency bands. Except for the concession to provide services in the 850 MHz frequency, which has an indefinite termination date, the concessions to provide services in the 700 MHz, 1900 MHz, 2.6 GHz, 3.4 GHz and 5.8 GHz frequencies have termination dates that vary from 2027 to 2045. In 2020, Claro Chile received a 10 MHz license from Movistar to operate in the 1900 MHz frequency band.

Claro Chile also holds license to provide DTH technology services until 2024 and a license with an indefinite term to provide Pay TV services. In 2018, the Chilean Supreme Court (Corte Suprema de Justicia) issued a ruling requiring Claro to return 20 MHz of spectrum acquired through a band auction because Claro supposedly exceeded the limit of spectrum any given operator is permitted to hold. The return of such spectrum is currently being implemented before the Competition Court (Tribunal de Defensa de la Libre Competencia, or the “TDLC”). In addition, pursuant to the ruling, and in order to increase the maximum limit, SUBTEL initiated a review of such limit of spectrum through a regulatory proceeding. In 2020, the Chilean Supreme Court defined a higher cap for spectrum acquisitions by operators in low, medium low, medium and high frequency bands. This new cap allows Claro Chile to participate in the current spectrum auctions.

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

AMX Paraguay, S.A. (“AMX Paraguay”) holds licenses to operate in the 1900 MHz and the 1700/2100 MHz bands. The 1700/2100 MHz band is in the process of being renewed and is expected to be renewed in February 2021. AMX Paraguay also holds a nationwide internet access and data transmission license. In addition, AMX Paraguay holds licenses to provide DTH services and cable TV services. The DTH License is in the process of being renewed for another 5 years (until 2025). Additionally, in January 2018, AMX Paraguay participated in a spectrum auction and was awarded a license to provide telecommunications services in the 700 MHz band. In November 2018, the Telecommunications Commission of Paraguay granted the renewal of spectrum license in the 1900 MHz band. These licenses are renewable, subject to regulatory approval, and contain coverage, reporting and service requirements.

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

AM Wireless Uruguay, S.A. holds licenses to operate in the 1900 MHz, 1700/2100 MHz and 700 MHz frequency bands that expire in 2024, 2033, 2037, 2039 and 2045. Additionally, AM Wireless Uruguay S.A. holds an authorization to do a trial for 5G in the 26, 50 GHz – 26, 85 GHz frequency band that expires on July 2021. Telstar S.A. holds licenses to provide international long-distance communications and international and national data services that have no expiration date.

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

The Telecommunications Law (Ley Orgánica de Telecomunicaciones), adopted in 2015, serves as the legal framework for telecommunications services. It established regulations for operators with significant market power and penalties based on their gross incomes as well as additional fees also based on an operator’s gross income, but that can vary depending on the size of their market share. Consorcio Ecuatoriano de Telecomunicaciones, S.A. (“Conecel”) has been deemed to have significant market power in the advanced wireless services market, and as a result, such fee payments are made on a quarterly basis on the dates established by Arcotel.

Conecel paid to the Ecuadorian government U.S. $26.1 million, which corresponds to 3.0% of its wireless services revenues generated in the 2020. An arbitration proceeding to partially void the payment by Conecel of such fees was conducted and a decision in favor of the government was reached. Conecel has appealed this decision and, as of the date of this annual report, a decision of the Constitutional Court is pending.

Conecel holds concessions to operate in the 850MHz, 1900 MHz and AWS bands, which include concessions for PCS that expire in 2023. The PCS concession contains quality- of-service requirements for successful call completions, SMS delivery times, customer service, geographic coverage and other service conditions.

Conecel also holds licenses to provide internet value-added services, Pay TV Services (through DTH technology) and bearer services, expiring in 2021, 2023 and 2032, respectively.

Conecel, following the acquisition of Ecuador Telecom, S.A. in 2016, also holds a concession to offer fixed-line voice, public telephone and domestic and international long-distance wholesale services, as well as a license to provide Pay TV (through HFC technology) that expires in 2032 and 2031, respectively.

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

These recalculation proceedings mentioned in this section were disputed with Arcotel in arbitration. On April 17, 2020, the arbitration court issued its resolution which was favorable for Conecel. Arcotel was ordered to pay Conecel U.S. $ 32.4 million plus interests.

On January 15, 2021, the Provincial Court of Justice accepted the request to nullify the resolution issued by    the arbitration court, thereby declaring it null. However, the annulment of the resolution has not ended the dispute with Arcotel. A new arbitration court must issue a new resolution. At the same time Conecel will enforce its rights by presenting an Extraordinary Action for Protection before the Constitutional Court for the violation of its rights.

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

EUROPE AND OTHER JURISDICTIONS

European Legal Framework and Principal Regulatory Authorities

The telecommunications regulatory framework in the EU    is based on the European Electronic Communications Code (EECC) that is currently in the process of being transposed into national laws for all EU member states. Austria, Bulgaria, Croatia and Slovenia are EU member states. Macedonia and Serbia, candidates for accession to the EU, are expected to gradually harmonize their regulatory frameworks with the EU’s framework.

In each European country in which we operate, we are also subject to a domestic telecommunications regulatory framework and to oversight by one or more local regulators.

Licenses

COUNTRY	FREQUENCY	TERMINATION DATE

AUSTRIA	800 MHz	Dec. 2029

	900 MHz	Dec. 2034

	1500 Mhz	Dec. 2044

	1800 MHz	Dec. 2034

	2100 MHz	Dec. 2044

	2600 MHz	Dec. 2026

	3500 MHz	Dec 2039

BELARUS	900 MHz	Not applicable

	1800 MHz	Not applicable

	2100 MHz	Not applicable

BULGARIA	900 MHz	June 2024

	1800 MHz	June 2024

	2100 MHz	Apr. 2025

CROATIA	800 MHz	Oct. 2024

	900 MHz	Oct. 2024

	1800 MHz	Oct. 2024

	2100 MHz	Oct. 2024

MACEDONIA	800 MHz	Dec. 2033

	900 MHz	Sept. 2023

	1800 MHz	Dec. 2033

	2100 MHz	Feb. 2028

SERBIA	800 MHz	Jan. 2026

	900 MHz	Nov. 2026

	1800 MHz	Nov. 2026

	2100 MHz	Nov. 2026

SLOVENIA	800 MHz	May 2029

	900 MHz	Jan. 2031

	1800 MHz	Jan. 2031

	2100 MHz	Sept. 2021

	2600 MHz	May 2029

OTHER JURISDICTIONS

COUNTRY	PRINCIPAL REGULATORY AUTHORITIES	CONCESSION AND LICENSES

COSTA RICA	Superintendency of Telecommunications (Superintendencia de Telecomunicaciones) Ministry of Science, Technology and Tele-communications (Ministerio de Ciencia, Tecnología y Telecomunicaciones)

•  Concessions in the AWS and 1800 MHz bands that expire in 2032

•  Concessions in the 2100 MHz band that expire in 2026

•  License to operate Pay TV services using DTH technology that will expire in 2026

EL SALVADOR	Electricity and Telecommunications Super- intendency (Superintendencia General de Electricidad y Telecomunicaciones)

•  Concession of 50 MHz in the 1900 MHz band of which 30 MHz that expire in 2038, 10 MHz that expire in 2041 and 10 MHz that expire in 2028

•  Concession to provide public telephone service that expires in 2027

•  Licenses to provide Pay TV Services through HFC and DTH technologies have an indefinite term

•  Concession of 40 MHz in 1700/2100 MHz bands (AWS) that will expire in 2040

GUATEMALA	Guatemalan Telecommunications Agency (Superintendencia de Telecomunicaciones)	• Licenses to use 12 MHz in the 900 MHz band and 120 MHz in the 1900 MHz band that all expire in 2033 • Concession of 175 MHz in the 3.5 GHz band that will expire in 2033

NICARAGUA	Nicaraguan Telecommunications and Mailing Institute (Instituto Nicaragüense de Teleco- municaciones y Correos)

•  Concessions in the 700 MHz, 850 MHz, 1900 MHz and 1700/2100 MHz bands that all expire in 2042

•  Concession of 50 MHz in the 3.5 GHz band that will expire in 2042

•  Licenses to provide DTH technology that will expire in January 2028 and Pay TV services that has an indefinite term

HONDURAS	Honduran National Telecommunications Commission (Comisión Nacional de Teleco-municaciones)

•  Concessions to use 80 MHz in the 1900 MHz PCS band and 40 MHz in the LTE-4G 1700/2100 MHz band that all expire in 2033

•  Licenses to operate Pay TV services through (i) HFC technology that will expire in 2027 and (ii) DTH technology that will expire in 2030

PANAMA	National Authority of Public Services (Auto-ridad Nacional de los Servicios Públicos)

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

•  License to provide Pay TV service through optical fiber that expires in 2037

•  License for data transportation, Service No. 200, which expires in 2023

UNITED STATES	The FCC	• International Section 214 Authorization (Claro Enterprise Solutions)

DOMINICAN REPUBLIC	Dominican Institute of Telecommunications (Instituto Dominicano de las Telecomunica-ciones)

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

•  Concessions to use the 700 MHz, 1900 MHz and the 28 GHz bands that expire in 2021, 2027 and 2029, respectively

•  Concessions to use the 800 MHz bands that expire in 2021, 2026, 2028 and 2030

•  Concessions to use the AWS-1 and AWS-3 bands (1.7/2.1 GHz) that expire in 2026 and 2028, respectivel.

•  Concessions to use the 3.5 GHz band that expires in 2030

•  Long-term transfer lease concessions to use 35.6 MHz of the 2.5 GHz band that expire in 2022, 2023, 2025, 2026 and 2030

•  Franchise to operate Pay TV services using IPTV technology that expires in 2030

[THIS PAGE INTENTIONALLY LEFT BLANK]

Many of our employees are members of labor unions with which we conduct collective negotiations on wages, benefits and working conditions. We believe that we have good current relations with our workforce.

The following table sets forth the total number of employees and a breakdown of employees by main category of activity and geographic location, as of the end of each year in the three-year period ended December 31, 2020.

		DECEMBER 31,

	2018	2019	2020

NUMBER OF EMPLOYEES	189,448	191,523	186,851

CATEGORY OF ACTIVITY:

Wireless	77,845	83,091	73,404

Fixed	92,429	87,034	91,460

Other businesses	19,174	21,398	21,987

GEOGRAPHIC LOCATION:

Mexico	88,613	89,539	88,172

South America	62,500	61,058	59,304

Central America	9,586	10,372	9,936

United States	848	859	843

Caribbean	9,195	11,351	10,647

Europe	18,706	18,344	17,949

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

AUDIT AND NON-AUDIT FEES

The following table sets forth the fees billed to us and our subsidiaries by our independent registered public accounting firm, Mancera, during the fiscal years ended December 31, 2019 and 2020:

	YEAR ENDED DECEMBER 31,

	2019		2020

	(in millions of Mexican pesos)

Audit fees(1)	Ps.	250	Ps.	250

Audit-related fees(2)		17		10

Tax fees(3)		34		19

Total fees	Ps.	301	Ps.	279
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

Any fillings we make electronically will be available to the public over the internet at the SEC’s web site at www.sec.gov and at our website at www.americamovil.com. This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to our website. The information on our website, which might be accessible through a hyperlink resulting from this URL, is not incorporated into this annual report.

The following documents have been filed with the SEC as exhibits to this annual report:

1.1	Amended and Restated Bylaws (estatutos sociales) of América Móvil, S.A.B. de C.V., dated as of April 16, 2018 (together with an English translation) (incorporated by reference to Exhibit 1.1 of our annual report on Form 20-F File No. 001-16269, filed on April 26, 2018).

2.1	Description of Rights of Each Class of Securities

4.1	Stock Purchase Agreement by and among Verizon Communications Inc., América Móvil, S.A.B. de C.V., AMX USA Holding, S.A. de C.V. and Tracfone Wireless, Inc. dated as of September 13, 2020.

8.1	List of certain subsidiaries of América Móvil, S.A.B. de C.V.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Code of Ethics (incorporated by reference to Exhibit 14.1 of our annual report on Form 20-F, File No. 001-16269, filed on April 26, 2018).
15.2	Consent of independent registered public accounting firm.
17.1	Subsidiary Guarantors
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Document.

Omitted from the exhibits filed with this annual report are certain instruments and agreements with respect to long-term debt of América Móvil, none of which authorizes securities in a total amount that exceeds 10% of the total assets of América Móvil. We hereby agree to furnish to the SEC copies of any such omitted instruments or agreements as the Comission requests.

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

Examples of forward-looking statements include the following:

•	projections of our commercial, operating or financial performance, our financing, our capital structure or our other financial items or ratios;

•	statements of our plans, objectives or goals, including those relating to acquisitions, competition and rates;

•	statements concerning regulation or regulatory developments;

•	the impact of COVID-19;

•	statements about our future economic performance or that of Mexico or other countries in which we operate;

•	competitive developments in the telecommunications sector;

•	other factors and trends affecting the telecommunications industry generally and our financial condition in particular; and

•	statements of assumptions underlying the foregoing statements.

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

ITEM	FORM 20-F CAPTION	LOCATION IN THIS REPORT	PAGE

1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	Not applicable	-

2	OFFER STATISTICS AND EXPECTED TIMETABLE	Not applicable	-

3	KEY INFORMATION

	3A Selected financial data	Selected financial data	6

	3B Capitalization and indebtedness	Not applicable	-

	3C Reasons for the offer and use of proceeds	Not applicable	-

	3D Risk factors	Risk factors	37

4	INFORMATION ON THE COMPANY

	4A History and development of the Company	Information on the Company	9

		Note 10—Property, Plant and Equipment, Net	F-38

		Liquidity and capital resources	32

		Additional Information	87

	4B Business overview	Information on the Company	9

		Regulation	71

	4C Organizational structure	Exhibit 8.1	-

	4D Property, plant and equipment	Information on the Company	9

		Note 10—Property Plant and Equipment, Net	F-38

		Liquidity and capital resources	32

		Regulation	71

4A	Unresolved staff comments	None	-

5*	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

	5A Operating results	Overview	24

		Results of operations	26

		Regulation	71

	5B Liquidity and capital resources	Liquidity and capital resources	32

		Note 14—Debt	F-51

	5C Research and development, patents and licenses, etc.	Not applicable	-

	5D Trend information	Overview	24

		Results of operations	26

	5E Critical Accounting Estimates	Not applicable	-

6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

	6A Directors and senior management	Management	60

	6B Compensation	Management	60

	6C Board practices	Management	60

		Management	60

	6D Employees	Employees	88

	6E Share ownership	Major shareholders	50

		Management	60

7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

	7A Major shareholders	Major shareholders	50

	7B Related party transactions	Related party transactions	51

	7C Interests of experts and counsel	Not applicable	-

8	FINANCIAL INFORMATION

	8A Consolidated statements and other financial information	Consolidated Financial Statements	F-1

		Dividends	51

		Note 17—Commitments and Contingencies	F-59

	8B Significant changes	Not applicable	-

*América Móvil has elected to apply the SEC rules issued on November 19, 2020 which became effective on February 10, 2021, with respect to Item 5 of this Form 20-F. Registrants, including América Móvil, are required to comply with the amended rules for their first fiscal year ending on or after April 9, 2021.

ITEM	FORM 20-F CAPTION	LOCATION IN THIS REPORT	PAGE

9	THE OFFER AND LISTING

	9A Offer and listing details	Trading markets	52

	9B Plan of distribution	Not applicable	-

	9C Markets	Trading markets	52

	9D Selling shareholders	Not applicable	-

	9E Dilution	Not applicable	-

	9F Expenses of the issue	Not applicable	-

10	ADDITIONAL INFORMATION

	10A Shareholders’ equity	Bylaws	52

	10B Memorandum and articles of association	Bylaws	52

	10C Material contracts	Information on the Company	9

		Results of operations	26

		Related party transactions	51

		Regulation	71

	10D Exchange controls	Additional information	87

	10E Taxation	Taxation of shares and ADSs	54

	10F Dividends and paying agents	Not applicable	-

	10G Statement by experts	Not applicable	-

	10H Documents on display	Additional information	87

	10I Subsidiary information	Not applicable	-

11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	Risk management	35

		Note 2 a)—Basis of Preparation of the Consolidated Financial Statements and Summary of Significant Accounting Policies and Practices	F-8

12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

	12A Debt securities	Not applicable	-

	12B Warrants and rights	Not applicable	-

	12C Other securities	Not applicable	-

	12D American Depositary Shares	Bylaws	52

13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	Not applicable	-

14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	Not applicable	-

15	CONTROLS AND PROCEDURES	Controls and procedures	66

16A	AUDIT COMMITTEE FINANCIAL EXPERT	Management	60

16B	CODE OF ETHICS	Code of ethics	69

16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES	Principal accountant fees and services	87

16D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	Not applicable	-

16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	Purchases of equity securities by the issuer and affiliated purchasers	53

16F	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	Not applicable	-

16G	CORPORATE GOVERNANCE	Corporate governance	64

16H	MINE SAFETY DISCLOSURE	Not applicable	-

17	FINANCIAL STATEMENTS	Not applicable	-

18	FINANCIAL STATEMENTS	Consolidated Financial statements	F-1

19	EXHIBITS	Additional Information	87

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: April 28, 2021

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Carlos José García Moreno Elizondo
Name:	Carlos José García Moreno Elizondo
Title:	Chief Financial Officer

By:	/s/ Alejandro Cantú Jiménez
Name:	Alejandro Cantú Jiménez
Title:	General Counsel

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Financial Statements

Years Ended December 31, 2018, 2019 and 2020

with Report of Independent Registered Public Accounting Firm

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Financial Statements

Years Ended December 31, 2018, 2019 and 2020

Contents:

AMX Audit Opinion 2020

To the Board of Directors and Shareholders of

América Móvil, S.A.B. de C.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of América Móvil, S.A.B. de C.V. and its subsidiaries (the Company) as of December 31, 2020 and 2019, the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 28, 2021 expressed an unqualified opinion thereon.

Change in accounting policy for certain class of assets (Towers)

As discussed in Note 2, item a), i) to the consolidated financial statements, effective December 31, 2020, the Company changed prospectively its method of accounting for its towers using the revaluation model permitted by IAS 16 “Property, Plant and Equipment”. As explained below, auditing this change in accounting policy was a Critical Audit Matter.

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

Deferred tax assets, realizability of Net Operating Loss Carryforwards

Description of the Matter

As discussed in Note 13 to the consolidated financial statements, as of December 31, 2020, the net balance of deferred tax assets was Ps.66,303,077 thousand. The Company has recognized deferred tax assets arising from net operating loss carryforwards (NOLs) of approximately Ps.25,121,933 thousand. The NOLs were generated primarily by its subsidiary in Brazil.

Auditing management’s assessment of the realizability of the deferred tax assets arising from NOLs involved complex auditor judgement because management´s estimate of realizability was based on assessing the probability, timing and sufficiency of expected reversals of taxable temporary differences, future taxable profits and available tax planning opportunities. These projections are sensitive because they can be affected by future operating results and future market and economic conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls that address the risks of material misstatement related to the realizability of the deferred tax assets. We tested controls over management’s analyses of future reversal of existing taxable temporary differences, their projections of future taxable income and related assumptions used in developing the projected financial information and their identification of available tax planning opportunities. Our audit also included the evaluation of controls that address the completeness and accuracy of the data utilized in the valuation models.

To test the realizability of the deferred tax assets arising from NOLs our audit procedures included, among other things, the review of management´s estimates of future taxable income in Brazil, the methodology used, the significant assumptions and the underlying data used by the Company in developing the projected financial information, such as the weighted average cost of capital, customer attrition rates, growth rates, and other key assumptions by comparing them with historical, economic and industry trends and evaluating whether changes to the Company´s business model and other factors would significantly affect the projected financial information. We also involved our internal specialists to evaluate the methodologies and assumptions used, and to test the calculations used by the Company.

In addition, with the assistance of our tax professionals, we assessed the application of relevant tax laws, including assessing the Company’s future tax planning opportunities and tested the Company´s scheduling of the timing and amounts of expected reversals of taxable temporary differences.

We also assessed the adequacy of the related financial statement disclosures.

Impairment of goodwill

Description of the Matter

As discussed in Note 2 item iii) i) and in Note 11 to the consolidated financial statements, as of December 31, 2020, the Company’s goodwill balance was Ps.143,052,859 thousand. The Company tests goodwill at least annually at the Cash Generating Unit (CGU) level. Impairment exists when the carrying value of a CGU exceeds its recoverable amount, which is the higher of its fair value less cost to sell and its value-in-use.

Auditing management´s annual assessment of impairment of goodwill involved complex auditor judgement because the estimations required to determine the fair value and value-in-use of the CGUs, including revenue growth rates, operating margins and weighted average cost of capital, are sensitive to, and affected by, expected economic factors, technological changes and market conditions, among other factors.

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

To test the impairment of goodwill our audit procedures included, among others, evaluating the methodology used, testing the significant assumptions mentioned above and the underlying data used by the Company. We assessed the historical accuracy of management’s estimates and projections by comparing them to actual results and obtaining appropriate explanations for the variances; examined management’s support for the current estimates and projections by comparing them to industry and economic trends, including market participant data; evaluated management’s methodology on the estimation of the weighted average cost of capital reflecting the economic conditions for each CGU; tested the completeness and accuracy of the underlying data, and evaluated other factors that would significantly affect the projected financial information and thus the fair value and value-in-use of the CGUs.

In addition, we involved our valuation specialist to evaluate the methodologies and assumptions used and to test the calculations made by the Company.

We also assessed the adequacy of the related financial statement disclosures.

Discount rates used in determining pension and postretirement benefit obligations in Mexico

Description of the Matter

As discussed in Note 2, item iii), q) and in Note 18 to the consolidated financial statements, as of December 31, 2020, the defined benefit pension obligation balance was Ps.168,230,202 thousand. The Company assessed and updated its estimates and assumptions used to actuarially measure and value the defined benefit pension obligation as of December 31, 2020, using the assistance of independent actuarial specialists.

Auditing the defined benefit pension obligation which the majority of it arises from one of its subsidiaries in Mexico and for which this matter is related, involved complex auditor judgement and required the involvement of actuarial specialists because of the highly judgmental nature of the actuarial assumptions, primarily the discount rate used in the Company’s measurement process. This assumption was complex because it required a valuation of the credit quality of the corporate bonds used to develop the discount rate and the correlation of those bonds’ cash inflows to the timing and amount of future expected benefit payments.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls that address the risks of material misstatement relating to the determination of the discount rate used in the defined benefit pension and postretirement benefit obligations calculations. We tested controls over management’s determination and review of the discount rate provided to the independent actuaries.

To test the determination of the discount rate of the defined benefit pension obligation we involved our valuation and actuarial specialists to assist us in evaluating the methodology used to select the yield curve applied on the calculation, assessing the credit quality of the corporate bonds that comprise the yield curve, the timing and amount of cash flows at maturity with the expected amounts and duration of the related benefit payments. In addition, we compared the Company’s current projections to historical projected defined benefit pension and postretirement benefit obligations cash flows and compared the current-year benefits paid to the prior-year projected cash flows.

We also evaluated the objectivity and competence of the independent actuaries used by management and management´s qualified persons responsible for overseeing the preparation of the discount rate by the independent actuaries specialists through the consideration of their professional qualifications, experience and their use of accepted methodology.

We also assessed the adequacy of the related financial statement disclosures.

Revaluation of towers due to a change in accounting policy

Description of the Matter

As discussed in Note 2, item a), i) and in Note 10 to the consolidated financial statements, as of December 31, 2020, the balance of the network in operation and equipment was Ps.1,057,592,243 thousand. This includes a revaluation adjustment of Ps.107,152,628 due to a change in the accounting policy adopted by the Company on December 31, 2020 for certain class of assets (towers) from the cost model to the revaluation model.

Auditing management´s revaluation model of towers involved complex auditor judgement because the estimation of the fair value of the towers required the assessment of the valuation technique and the assumptions used, as the future lease income, tenancy ratios, earnings before interest, taxes, depreciation and amortization (EBITDA) and weighted average cost of capital (WACC) that are sensitive to, and affected by, expected economic factors, technological changes and market conditions, among others.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls that address the risks of material misstatement related to the determination of tower’s fair value, including controls over management’s review of the significant assumptions described above, the valuation model used to develop such values and the completeness and accuracy of the data utilized in the valuation model.

Our audit procedures included, among others, the evaluation of the tower´s measurement change from cost to the revaluation model, considering the nature of the asset and industry. To test the revaluation model of the towers, we evaluated the methodology used and tested the significant assumptions included in the model and the underlying data used by management. In particular, we assessed the historical accuracy of significant assumptions such as, EBITDA and tenancy ratios by comparing them to actual and expected results, the industry and economic trends, including market participant data, and obtained appropriate explanations for the variances; we evaluated the future lease income by comparing it with actual lease agreements’ terms and conditions with external third party companies by geography and assessed management’s methodology for determining the WACC used in the model for each country. We involved our valuation specialists to evaluate the methodology and some assumptions, including EBITDA and WACC used in the fair value estimation and tested the calculations.

In addition, we evaluated the objectivity and competence of the external valuation specialists used by management and management´s qualified persons responsible for overseeing the preparation of the determination of the fair value of the towers by the external valuation specialists through the consideration of their professional qualifications, experience and their use of accepted methodology.

Furthermore, we assessed the adequacy of the related financial statement disclosures.

/s/ Mancera, S.C.

We have served as the Company’s auditor since 1993.

Mexico City, Mexico

April 28, 2021

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Financial Position

(In thousands of Mexican pesos)

		At December 31,
	Note	2019		2020		2020 Millions of U.S. dollars
Assets
Current assets:
Cash and cash equivalents	3	Ps.	19,745,656	Ps.	35,917,907	US$	1,801
Equity investments at fair value through other comprehensive income (OCI) and other short-term investments	4		47,718,025		54,636,395		2,739
Accounts receivable:
Subscribers, distributors, recoverable taxes, contract assets and other, net	5		204,706,296		207,977,954		10,426
Related parties	6		1,273,140		1,391,300		70
Derivative financial instruments	7		6,825,760		20,928,335		1,049
Inventories, net	8		41,102,012		30,377,439		1,523
Other current assets, net	9		9,473,434		8,993,907		451

Total current assets		Ps.	330,844,323	Ps.	360,223,237	US$	18,059
Non-current assets:
Property, plant and equipment, net	10	Ps.	639,343,370	Ps.	722,929,631	US$	36,239
Intangibles, net	11		125,169,389		133,456,967		6,690
Goodwill	11		152,899,801		143,052,859		7,171
Investments in associated companies			2,474,193		1,829,760		92
Deferred income taxes	13		106,167,897		115,370,240		5,783
Accounts receivable, subscriber, distributors and contract assets, net	5		15,139,442		7,792,863		391
Other assets, net	9		41,892,019		38,415,826		1,926
Right-of-use assets	15		118,003,223		101,976,844		5,112

Total assets		Ps.	1,531,933,657	Ps.	1,625,048,227	US$	81,463

Liabilities and equity
Current liabilities:
Short-term debt and current portion of long-term debt	14	Ps.	129,172,033	Ps.	148,083,184	US$	7,423
Short-term liability related to right-of-use of assets	15		25,894,711		25,067,905		1,257
Accounts payable	16a		216,112,824		186,995,472		9,374
Accrued liabilities	16b		52,371,252		50,291,851		2,521
Income tax	13		33,026,606		14,644,979		734
Other taxes payable			24,373,400		27,969,739		1,402
Derivative financial instruments	7		9,596,751		14,230,249		713
Related parties	6		3,460,419		3,999,916		201
Deferred revenues			31,391,749		36,027,383		1,806

Total current liabilities		Ps.	525,399,745	Ps.	507,310,678	US$	25,431
Non-current liabilities:
Long-term debt	14	Ps.	495,082,444	Ps.	480,299,772	US$	24,077
Long-term liability related to right-of-use of assets	15		94,702,022		84,259,336		4,224
Deferred income taxes	13		18,093,041		49,067,163		2,460
Deferred revenues			3,425,738		2,875,467		144
Asset retirement obligations	16c		15,816,744		17,887,991		897
Employee benefits	18		152,507,058		168,230,202		8,433

Total non-current liabilities		Ps.	779,627,047	Ps.	802,619,931	US$	40,235

Total liabilities		Ps.	1,305,026,792	Ps.	1,309,930,609	US$	65,666

Equity:
Capital stock	20	Ps.	96,338,262	Ps.	96,341,695	US$	4,829
Retained earnings:
Prior years			213,719,236		267,865,420		13,428
Profit for the year			67,730,891		46,852,605		2,349

Total retained earnings			281,450,127		314,718,025		15,777
Other comprehensive loss items			(199,878,430)		(160,580,917)		(8,049)

Equity attributable to equity holders of the parent			177,909,959		250,478,803		12,557
Non-controlling interests			48,996,906		64,638,815		3,240

Total equity			226,906,865		315,117,618		15,797

Total liabilities and equity		Ps.	1,531,933,657	Ps.	1,625,048,227	US$	81,463

The accompanying notes are an integral part of these consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

(In thousands of Mexican pesos, except for earnings per share)

		For the years ended December 31
	Note	2018		2019		2020		2020 Millions of U.S. dollars, except for earnings per share
Operating revenues:
Service revenues		Ps.	863,647,642	Ps.	834,365,232	Ps.	857,860,234	US$	43,003
Sales of equipment			174,560,039		172,982,637		159,026,296		7,972

		Ps.	1,038,207,681	Ps.	1,007,347,869	Ps.	1,016,886,530	US$	50,975

Operating costs and expenses:
Cost of sales and services			508,822,430		471,736,157		470,427,476		23,582
Commercial, administrative and general expenses			227,192,478		215,993,865		212,135,830		10,634
Other expenses			6,923,022		5,862,102		4,724,630		237
Depreciation and amortization	9,10,11 and 15		155,712,580		158,915,210		164,243,683		8,233

		Ps.	898,650,510	Ps.	852,507,334	Ps.	851,531,619	US$	42,686

Operating income		Ps.	139,557,171	Ps.	154,840,535	Ps.	165,354,911	US$	8,289

Interest income			10,646,169		6,284,672		5,062,036		254
Interest expense			(31,771,433)		(37,911,339)		(38,661,740)		(1,938)
Foreign currency exchange (loss) gain, net			(7,261,956)		5,226,071		(65,366,200)		(3,277)
Valuation of derivatives, interest cost from labor obligations and other financial items, net	22		(10,176,316)		(7,075,342)		1,291,108		65
Equity interest in net result of associated companies			267		(17,609)		(287,006)		(14)

Profit before income tax			100,993,902		121,346,988		67,393,109		3,379
Income tax	13		46,477,079		51,033,533		16,366,152		820

Net profit for the year		Ps.	54,516,823	Ps.	70,313,455	Ps.	51,026,957	US$	2,559

Net profit for the year attributable to:
Equity holders of the parent		Ps.	52,566,197	Ps.	67,730,891	Ps.	46,852,605	US$	2,349
Non-controlling interests			1,950,626		2,582,564		4,174,352		210

		Ps.	54,516,823	Ps.	70,313,455	Ps.	51,026,957	US$	2,559

Basic and diluted earnings per share attributable to equity holders of the parent		Ps.	0.79	Ps.	1.03	Ps.	0.71	US$	0.04

Other comprehensive income (loss) items:
Net other comprehensive loss that may be reclassified to profit or loss in subsequent years:
Effect of translation of foreign entities		Ps.	(64,314,032)	Ps.	(35,536,252)	Ps.	(11,515,297)	US$	(579)
Items that will not be reclassified to (loss) or profit in subsequent years:
Re-measurement of defined benefit plan, net of deferred taxes			757,278		(29,535,672)		(10,299,558)		(516)
Unrealized (loss) gain on equity investments at fair value, net of deferred taxes			(3,765,688)		883,408		(1,952,414)		(98)
Revaluation surplus, net of deferred taxes			—		—		77,230,031		3,871

Total other comprehensive (loss) income items for the year, net of deferred taxes	21		(67,322,442)		(64,188,516)		53,462,762		2,678

Total comprehensive (loss) income for the year		Ps.	(12,805,619)	Ps.	6,124,939	Ps.	104,489,719	US$	5,237

Comprehensive (loss) income for the year attributable to:
Equity holders of the parent		Ps.	(11,770,227)	Ps.	5,450,679	Ps.	86,150,118	US$	4,319
Non-controlling interests			(1,035,392)		674,260		18,339,601		918

		Ps.	(12,805,619)	Ps.	6,124,939	Ps.	104,489,719	US$	5,237

The accompanying notes are an integral part of these consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended December 31, 2018, 2019 and 2020

(In thousands of Mexican pesos)

	Capital stock		Legal reserve		Retained earnings		Unrealized (loss) gain on equity investment at fair value		Re-measurement of defined benefit plans		Cumulative translation adjustment		Revaluation surplus		Total equity attributable to equity holders of the parent		Non- controlling interests		Total equity
As of January 1, 2018	Ps.	96,338,508	Ps.	358,440	Ps.	170,729,158	Ps.	(6,047,296)	Ps.	(75,080,656)	Ps.	7,866,158	Ps.	—	Ps.	194,164,312	Ps.	66,469,205	Ps.	260,633,517
Effect of adoption of new accounting standards		—		—		19,598,349		—		—		—		—		19,598,349		518,440		20,116,789

As of January 1, 2018 (restated)	Ps.	96,338,508	Ps.	358,440	Ps.	190,327,507	Ps.	(6,047,296)	Ps.	(75,080,656)	Ps.	7,866,158	Ps.	—	Ps.	213,762,661	Ps.	66,987,645	Ps.	280,750,306

Net profit for the year		—		—		52,566,197		—		—		—		—		52,566,197		1,950,626		54,516,823
Unrealized loss on equity investments at fair value, net of deferred taxes		—		—		—		(3,765,688)		—		—		—		(3,765,688)		—		(3,765,688)
Remeasurement of defined benefit plan, net of deferred taxes		—		—		—		—		652,722		—		—		652,722		104,556		757,278
Effect of translation of foreign entities		—		—		—		—		—		(61,223,458)		—		(61,223,458)		(3,090,574)		(64,314,032)

Comprehensive income (loss) for the year		—		—		52,566,197		(3,765,688)		652,722		(61,223,458)		—		(11,770,227)		(1,035,392)		(12,805,619)
Dividends declared		—		—		(21,134,520)		—		—		—		—		(21,134,520)		(1,850,462)		(22,984,982)
Hyperinflation adjustment		—		—		15,826,934		—		—		—		—		15,826,934		—		15,826,934
Repurchase of shares		(130)		—		(518,633)		—		—		—		—		(518,763)		—		(518,763)
Redemption of hybrid bond		—		—		—		—		—		—		—		—		(13,440,120)		(13,440,120)
Other acquisitions of non-controlling interests		—		—		(170,440)		—		—		—		—		(170,440)		(784,894)		(955,334)

Balance at December 31, 2018	Ps.	96,338,378	Ps.	358,440	Ps.	236,897,045	Ps.	(9,812,984)	Ps.	(74,427,934)	Ps.	(53,357,300)	Ps.	—	Ps.	195,995,645	Ps.	49,876,777	Ps.	245,872,422

	Capital stock		Legal reserve		Retained earnings		Unrealized (loss) gain on equity investment at fair value		Re-measurement of defined benefit plans		Cumulative translation adjustment		Revaluation surplus		Total equity attributable to equity holders of the parent		Non- controlling interests		Total equity
Net profit for the year		—		—		67,730,891		—		—		—		—		67,730,891		2,582,564		70,313,455
Unrealized gain on equity investments at fair value, net of deferred taxes		—		—		—		883,408		—		—		—		883,408		—		883,408
Remeasurement of defined benefit plan, net of deferred taxes		—		—		—		—		(29,153,554)		—		—		(29,153,554)		(382,118)		(29,535,672)
Effect of translation of foreign entities		—		—		—		—		—		(34,010,066)		—		(34,010,066)		(1,526,186)		(35,536,252)

Comprehensive income (loss) for the year		—		—		67,730,891		883,408		(29,153,554)		(34,010,066)		—		5,450,679		674,260		6,124,939
Dividends declared		—		—		(23,106,823)		—		—		—		—		(23,106,823)		(1,473,290)		(24,580,113)
Repurchase of shares		(116)		—		(427,212)		—		—		—		—		(427,328)		—		(427,328)
Other acquisitions of non-controlling interests		—		—		(2,214)		—		—		—		—		(2,214)		(80,841)		(83,055)

Balance at December 31, 2019	Ps.	96,338,262	Ps.	358,440	Ps.	281,091,687	Ps.	(8,929,576)	Ps.	(103,581,488)	Ps.	(87,367,366)	Ps.	—	Ps.	177,909,959	Ps.	48,996,906	Ps.	226,906,865
Net profit for the year		—		—		46,852,605		—		—		—		—		46,852,605		4,174,352		51,026,957
Unrealized loss on equity investments at fair value, net of deferred taxes		—		—		—		(1,952,414)		—		—		—		(1,952,414)		—		(1,952,414)
Remeasurement of defined benefit plan, net of deferred taxes		—		—		—		—		(10,026,454)		—		—		(10,026,454)		(273,104)		(10,299,558)
Effect of translation of foreign entities		—		—		—		—		—		(13,558,774)		—		(13,558,774)		2,043,477		(11,515,297)
Revaluation surplus, net of deferred taxes		—		—		—		—		—		—		64,835,155		64,835,155		12,394,876		77,230,031

Comprehensive income (loss) for the year		—		—		46,852,605		(1,952,414)		(10,026,454)		(13,558,774)		64,835,155		86,150,118		18,339,601		104,489,719
Dividends declared		—		—		(25,161,564)		—		—		—		—		(25,161,564)		(1,860,300)		(27,021,864)
Stock dividend		4,650		—		17,054,007		—		—		—		—		17,058,657		—		17,058,657
Repurchase of shares		(1,217)		—		(5,209,880)		—		—		—		—		(5,211,097)		—		(5,211,097)
Other acquisitions of non-controlling interests		—		—		(267,270)		—		—		—		—		(267,270)		(837,392)		(1,104,662)

Balance at December 31, 2020	Ps.	96,341,695	Ps.	358,440	Ps.	314,359,585	Ps.	(10,881,990)	Ps.	(113,607,942)	Ps.	(100,926,140)	Ps.	64,835,155	Ps.	250,478,803	Ps.	64,638,815	Ps.	315,117,618

The accompanying notes are an integral part of these consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In thousands of Mexican pesos)

		For the years ended December 31
	Note	2018		2019		2020		2020 Millions of U.S. dollars
Operating activities
Profit before income tax		Ps.	100,993,902	Ps.	121,346,988	Ps.	67,393,109	US$	3,379
Items not requiring the use of cash:
Depreciation property, plant and equipment and right-of-use assets	10 and 15		129,115,727		138,386,952		143,691,770		7,203
Amortization of intangible and other assets	9 and 11		26,596,853		20,528,258		20,551,913		1,030
Equity interest in net (loss) income of associated companies			(267)		17,609		287,006		14
Loss on sale of property, plant and equipment			664,777		119,272		257,330		13
Net period cost of labor obligations	18		13,989,100		16,609,565		18,085,954		907
Foreign currency exchange loss (income), net			6,148,612		(7,250,635)		59,923,928		3,005
Interest income			(10,646,169)		(6,284,672)		(5,062,036)		(254)
Interest expense			31,771,433		37,911,339		38,661,740		1,938
Employee profit sharing			1,500,342		1,618,695		2,066,066		105
Loss in valuation of derivative financial instruments, capitalized interest expense and other, net			(7,518,445)		(9,202,167)		(13,678,083)		(686)
Gain on net monetary positions	22		(4,429,145)		(4,267,194)		(3,262,512)		(164)
Working capital changes:
Subscribers, distributors, recoverable taxes, contract assets and other, net			(15,420,291)		6,800,942		3,129,237		157
Prepaid expenses			3,264,685		9,079,931		20,925		1
Related parties			38,426		476,671		421,337		21
Inventories			(3,232,136)		(2,095,622)		11,618,280		582
Other assets			(6,081,740)		(6,597,262)		(2,613,460)		(131)
Employee benefits			(14,235,549)		(20,224,276)		(18,795,532)		(942)
Accounts payable and accrued liabilities			23,997,632		(16,811,135)		11,531,391		578
Employee profit sharing paid			(1,013,799)		(2,187,316)		(2,436,223)		(122)
Financial instruments and other			5,286,290		(1,774,932)		2,606,938		131
Deferred revenues			38,243		(636,221)		3,198,018		160
Interest received			1,215,800		1,008,076		3,946,110		198
Income taxes paid			(33,713,753)		(42,294,398)		(60,715,663)		(3,044)

Net cash flows provided by operating activities		Ps.	248,330,528	Ps.	234,278,468	Ps.	280,827,543	US$	14,079

Investing activities
Purchase of property, plant and equipment			(143,888,033)		(132,884,335)		(108,907,418)		(5,459)
Acquisition of intangibles			(7,933,647)		(18,962,856)		(20,647,571)		(1,035)
Dividends received	22		2,622,237		1,773,336		2,122,826		106
Proceeds from sale of plant, property and equipment			178,532		344,924		162,060		8
Acquisition of businesses, net of cash acquired	12		(310,604)		(13,330,651)		(152,896)		(8)
Partial sale of shares of associated company			548,484		36,478		601,509		30
Investments in associate companies			—		(56,985)		(64,341)		(3)
Short-term disinvestments			—		—		(8,671,662)		(435)

Net cash flows used in investing activities		Ps.	(148,783,031)	Ps.	(163,080,089)	Ps.	(135,557,493)	US$	(6,796)

Financing activities
Loans obtained			155,263,221		118,082,256		277,515,598		13,911
Repayment of loans			(189,314,144)		(109,808,816)		(330,607,399)		(16,573)
Payment of liability related to right-of-use of assets	15		—		(26,765,075)		(29,623,565)		(1,485)
Interest paid			(30,869,017)		(28,046,695)		(28,421,734)		(1,425)
Repurchase of shares			(511,421)		(435,713)		(5,076,119)		(254)
Dividends paid			(22,369,793)		(24,248,145)		(9,592,253)		(481)
Redemption of hybrid bond			(13,440,120)		—		—		—
Acquisition of non-controlling interests			(115,821)		(83,055)		(1,104,662)		(55)

Net cash flows used in financing activities		Ps.	(101,357,095)	Ps.	(71,305,243)	Ps.	(126,910,134)	US$	(6,362)

Net increase (decrease) in cash and cash equivalents		Ps.	(1,809,598)	Ps.	(106,864)	Ps.	18,359,916	US$	921

Adjustment to cash flows due to exchange rate fluctuations, net			(800,913)		(1,807,442)		(2,187,665)		(110)
Cash and cash equivalents at beginning of the year			24,270,473		21,659,962		19,745,656		990

Cash and cash equivalents at end of the year		Ps.	21,659,962	Ps.	19,745,656	Ps.	35,917,907	US$	1,801

Non-cash transactions related to:
Acquisitions of property, plant and equipment in accounts payable at end year		Ps.	19,099,066	Ps.	19,673,706	Ps.	3,063,081	US$	154
Redemption of exchangeable bond			16,446,262		—		—		—
Revaluation surplus			—		—		107,152,628		5,371

Non-cash transactions		Ps.	35,545,328	Ps.	19,673,706	Ps.	110,215,709	US$	5,525

The accompanying notes are an integral part of these consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years ended December 31, 2018, 2019 and 2020

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

The accompanying consolidated financial statements were approved for their issuance by the Company’s Chief Financial Officer on April 26, 2021, and subsequent events have been considered through that date.

II. Relevant events in 2020

a) The Covid-19 is an infectious disease caused by a new virus, was declared a world-wide pandemic by the World Heald Organization (“WHO”) on March 11, 2020. The measures to slow the spread of Covid-19 have had a significant impact on the global economy. Given the evolving nature of Covid-19 and the limited recent experience of the economic and financial impacts of such a pandemic, Companies around the world have had to assess the changes and effects in their financial information. These changes and effects have not presented significant challenges for the Company in the valuation, presentation and disclosure of its financial statement consolidated as of December 31, 2020, considering that the telecommunications industry has been one of the least affected by the pandemic. As part of the actions taken, the Company has evaluated the impact, mainly on the estimates related to the measurement assets and liabilities that may arise in the future, without identifying significant changes in the assumptions used.

b) During the COVID-19 crisis, the Mexican peso fell in value against the U.S dollar, Euro and Great Britain Pound (GBP) by 5.8%, 15.3% and 9.2%, respectively. Given that a significant portion of the Company’s debt is denominated in Dollars, Euros and in GBPs, the currency depreciation adversely affected the results of the Company as part of the foreign currency exchange loss, net recognized in the period, which amounted to Ps.65,366,200.

c) In September 2020 the Company announced an agreement with Verizon Communications Inc. to sell the 100% interest in TracFone Wireless, Inc., the largest mobile virtual prepaid service operator in the United States, serving 21 million subscribers. The agreed purchase price payment at the closing is US$6,250 million, of which one-half will be in cash and the other in Verizon stock. In addition, following the closing, Verizon shall pay to AMX: (i) up to US$500 million as an earn-out if Tracfone continues to achieve certain performance measures during the 24 months following the closing, calculated and paid in 4 consecutive 6-month periods, and (ii) US$150 million deferred commercial consideration payable within two years following the closing. AMX continued to benefit from EBITDA generated by Tracfone during fiscal year 2020 and until the closing date of the transaction. The closing of the transaction is subject to customary conditions for this type of transactions, including obtaining required governmental approvals.

2. Basis of Preparation of the Consolidated Financial Statements and Summary of Significant Accounting Policies and Practices

a) Basis of preparation

The accompanying consolidated financial statements have been prepared in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IASB”) (hereafter referred to as IFRS).

The consolidated financial statements have been prepared on the historical cost basis, except for the derivative financial instruments, the mobile telecommunications towers, the trust assets of post-employment and other employee benefit plans and the investments in equity at fair value through other comprehensive income (OCI), which are presented at their market value.

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

The preparation of these consolidated financial statements under IFRS requires the use of critical estimates and assumptions that affect the amounts reported for certain assets, liabilities, income and expenses, including the main impact generated by the COVID-19 pandemic and the potential effect on the amounts disclosed in the consolidated financial statements. It also requires that management exercise judgment in the application of the Company’s accounting policies. Actual results could differ from these estimates and assumptions.

The Mexican peso is the functional currency of the Company’s Mexican operations and the consolidated reporting currency of the Company.

i) Changes in Accounting Policies and Disclosures

Amendments to IFRS 16 Covid-19 Related Rent Concessions

On 28 May 2020, the IASB issued Covid-19-Related Rent Concessions - amendment to IFRS 16 Leases. The amendments provide relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of the Covid-19 pandemic. As a practical expedient, a lessee may elect not to assess whether a Covid-19 related rent concession from a lessor is a lease modification. A lessee that makes this election accounts for any change in lease payments resulting from the Covid-19 related rent concession the same way it would account for the change under IFRS 16, if the change were not a lease modification.

The amendment applies to annual reporting periods beginning on or after 1 June 2020. Earlier application is permitted. This amendment had no significant impact on the consolidated financial statements of the Company (See Note 15).

Revaluation of telecommunications towers (plant, property and equipment)

As of December 31, 2020, the company changed its accounting policy to record the value of the passive infrastructure (towers) of its subsidiaries. With the change, this passive infrastructure was no longer recognized at historical cost and it began to be recognized under the revaluation model (market value). The company considers that the revaluation model represents the actual conditions of the industry of this class of assets and improves its financial position, this allows its shareholders and stakeholders to have the necessary financial information associated with market expectations about this class of assets. The incremental effect on passive infrastructure is Ps.107,152,628.

The first time application of an asset revaluation policy is a change in accounting policy that must be treated as a revaluation in accordance with IAS 16, this implies that it is not necessary to restructure the book value of previous periods, therefore, the adoption of this method will be carried out prospectively.

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

On March 6, 2020, in accordance with a resolution of the Federal Telecommunications Institute (Instituto Federal de Telecomunicaciones or IFT), the subsidiaries Teléfonos de México, S.A.B. de C.V. and Teléfonos del Noroeste, S.A. de C.V. created separate companies related to the wholesale services named Red Nacional Última Milla S.A.P.I. de C.V., Servicios de Telecomunicaciones Ultima Milla, S.A. de C.V. and Red Última Milla del Noroeste S.A.P.I. de C.V. The restructuring of Telmex has no impact in the consolidated financial information of the Company.

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

The equity interest in the most significant subsidiaries at December 31, 2019 and 2020 is as follows:

Company name	Country	Equity interest at December 31
		2019	2020
Subsidiaries:
América Móvil B.V. a)	Netherlands	100.0%	100.0%
Compañía Dominicana de Teléfonos, S.A. (“Codetel”) b)	Dominican Republic	100.0%	100.0%
Sercotel, S.A. de C.V. a)	Mexico	100.0%	100.0%
Radiomóvil Dipsa, S.A. de C.V. and subsidiaries (“Telcel”) b)	Mexico	100.0%	100.0%
Puerto Rico Telephone Company, Inc. b)	Puerto Rico	100.0%	100.0%
Servicios de Comunicaciones de Honduras, S.A. de C.V. (“Sercom Honduras”) b)	Honduras	100.0%	100.0%
TracFone Wireless, Inc. (“TracFone”) b)	USA	100.0%	100.0%
Claro S.A. (Claro Brasil) b)	Brazil	98.2%	98.2%
NII Brazil Holding S.A.R.L a)	Luxembourg	100.0%	100.0%
Nextel Telecomunicações Ltda b)	Brazil	100.0%	100.0%
Telecomunicaciones de Guatemala, S.A. (“Telgua”) b)	Guatemala	99.3%	99.3%
Claro Guatemala, S.A. b)	Guatemala	100.0%	100.0%
Empresa Nicaragüense de Telecomunicaciones, S.A. (“Enitel”) b)	Nicaragua	99.6%	99.6%
Compañía de Telecomunicaciones de El Salvador, S.A. de C.V. (“CTE”) b)	El Salvador	95.8%	95.8%
Comunicación Celular, S.A. (“Comcel”) b)	Colombia	99.4%	99.4%
Consorcio Ecuatoriano de Telecomunicaciones, S.A. (“Conecel”) b)	Ecuador	100.0%	100.0%
AMX Argentina, S.A. b)	Argentina	100.0%	100.0%
AMX Paraguay, S.A. b)	Paraguay	100.0%	100.0%
AM Wireless Uruguay, S.A. b)	Uruguay	100.0%	100.0%
Claro Chile, S.A. b)	Chile	100.0%	100.0%
América Móvil Perú, S.A.C b)	Peru	100.0%	100.0%
Claro Panamá, S.A. b)	Panamá	100.0%	100.0%
Teléfonos de México, S.A.B. de C.V. b)	Mexico	98.8%	98.8%
Telekom Austria AG b)	Austria	51.0%	51.0%

a)	Holding companies
b)	Operating companies of mobile and fixed services

iii) Basis of translation of financial statements of foreign subsidiaries and associated companies

The operating revenues of foreign subsidiaries jointly represent approximately 73%, 71% and 72% of consolidated operating revenues for the years ended December 31, 2018, 2019 and 2020, respectively, and their total assets jointly represent approximately 73% and 75% of consolidated total assets at December 31, 2019 and 2020, respectively.

The financial statements of foreign subsidiaries have been prepared under or converted to IFRS in the respective local currency (which is their functional currency) and then translated into the Company’s reporting currency as follows:

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

The basis of translation for the operations of the subsidiaries in Argentina are described:

In recent years, the Argentina economy has shown high rates of inflation. Although inflation data has not been consistent in recent years and several indexes have coexisted, inflation in Argentina indicates that the three-year cumulative inflation rate exceeded 100% in 2018, which is one of the quantitative references established by IAS 29. As a result, Argentina was considered a hyperinflationary economy in 2018 and the Company applies hyperinflation accounting to its subsidiary whose functional currency is the Argentine peso for financial information for periods ending on or after July 1, 2018, however the calculation of the cumulative impact was measured as of January 1, 2018.

In order to restate for hyperinflation its financial statements, the subsidiary used the series of indices defined by resolution JG No. 539/18 issued by the “Federación Argentina de Consejos Profesionales de Ciencias Económicas” (“FACPCE”), based on the National Consumer Price Index (IPC) published by the Instituto Nacional de Estadística y Censos (INDEC) of the Argentine Republic and the Wholesale Internal Price Index (IPIM) published by FACPCE. The cumulative index at December 31, 2020 is 385.8826, while on an annual inflation for 2020 is 36.1%.

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

•

All items in the financial statements of the Argentine company are translated at the closing exchange rate, which at December 31, 2019 and 2020 were 0.3147 and 0.2371, respectively, per argentine peso per Mexican peso.

The difference resulting from the translation process is recognized in equity in the caption “Effect of translation of foreign entities”. At December 31, 2019 and 2020, the cumulative translation adjustment was Ps.(87,367,366) and Ps.(100,926,140), respectively.

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

c) Cost of sales

The cost of mobile equipment and computers is recognized at the time the client and distributor receive the device which is when the control is are transferred to the customer.

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

g) Equity investments at fair value through OCI and other short-term investments

Equity investments at fair value through OCI and other short-term investments are primarily composed of equity investments and other short-term financial investments. Amounts are initially recorded at their estimated fair value. Fair value adjustments for equity investments are recorded through other comprehensive income, and other short-term investment.

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

For the years ended December 31, 2018, 2019 and 2020, no impairment losses were recognized for goodwill.

j) Property, plant and equipment

i) Property, plant and equipment are recorded at acquisition cost, net of accumulated depreciation; except for the passive infrastructure of telecommunications towers, which are recognized under the revaluation model as of December 31, 2020. Depreciation is computed on the cost of assets using the straight line method, based on the estimated useful lives of the related assets, beginning the month after they become available for use.

Borrowing costs that are incurred for general financing for construction in progress for periods exceeding six months are capitalized as part of the cost of the asset. During the years ended December 31, 2018, 2019 and 2020, borrowing costs that were capitalized amounted to Ps.2,020,288, Ps.2,233,358 and Ps.1,771,613, respectively.

In addition to the purchase price and costs directly attributable to preparing an asset in terms of its physical location and condition for operating as intended by management, when required, the cost also includes the estimated costs of dismantling and removal of the asset and for restoration of the site where it is located (See Note 16c).

The passive infrastructure of telecommunications towers will be recorded at revalued value, which is its fair value at the time of revaluation less accumulated depreciation; if there is any loss or impairment, it must also be considered within its value. The revaluations will be calculated with sufficient regularity to ensure that the book value, every time, does not differ significantly from that which could be determined using the fair value at the end of the reporting period.

The increase resulting from a revaluation is recorded in other comprehensive income (OCI) and is accumulated in equity as a revaluation surplus. To the extent that there is a decrease in revaluation, it will be recognized in profit or loss, except to the extent that it compensates for an existing surplus on the same asset.

An annual transfer of the asset revaluation surplus and accumulated earnings is made to the extent that the asset is used, therefore, the surplus is equal to the difference between the depreciation calculated on the revalued value and the one calculated according to its original cost. These transfers do not record in the results for the period. A total transfer of the surplus may be made when the entity disposes of the asset.

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

During the years ended December 31, 2018, 2019 and 2020, no impairment losses were recognized.

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

iv) Customer relationships

The value of customer relations is determined and valued at the time that a new subsidiary is acquired, as determined by the Company with the assistance of independent appraisers and is amortized over a 5-year period.

During the years ended December 31, 2018, 2019 and 2020, no significant impairment losses were recognized for licenses, trademarks, irrevocable rights of use or customer relationships.

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

Key assumptions used in value in use calculations

The forecasts are made in real terms (net of inflation) and in the functional currency of the subsidiary as of December 31, 2020. Financial forecasts, premises and assumptions are similar to what any other market participant in similar conditions would consider, including impacts from the COVID-19 pandemic.

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

The estimated discount rates to perform the IAS 36 “Impairment of assets”, impairment test for each CGU consider market participants assumptions. Market participants were selected taking into consideration size, operations and characteristics of the business that were similar to those of Company. These discount rates do not include inflation.

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

The most significant forward-looking estimates used for the 2019 and 2020 impairment evaluations are shown below:

	Average margin on EBIDTA	Average margin on CAPEX	Average pre-tax discount rate (WACC)
2019:
Europe (7 countries)	29.40% - 44.50%	10.90% - 19.30%	5.77% - 14.96%
Brazil (fixed line, wireless and TV)	40.43%	23.50%	11.00%
Puerto Rico	21.94%	17.94%	4.39%
Dominican Republic	47.23%	16.17%	13.84%
Mexico (fixed line and wireless)	38.81%	9.84%	6.94%
Ecuador	44.98%	11.65%	19.85%
Peru	32.51%	18.51%	8.86%
El Salvador	44.04%	25.03%	16.05%
Chile	26.85%	18.00%	4.16%
Colombia	45.58%	19.25%	17.27%
Other countries	7.40% - 52.40%	0.57% - 31.0%	6.41% - 34.75%
2020:
Europe (7 countries)	32.20% - 40.76%	7.04% - 19.39%	3.88% - 12.02%
Brazil (fixed line, wireless and TV)	40.67%	25.36%	9.50%
Puerto Rico	23.06%	14.57%	3.53%
Dominican Republic	47.57%	13.71%	8.27%
Mexico (fixed line and wireless)	32.69%	11.01%	6.03%
Ecuador	49.23%	11.14%	17.50%
Peru	38.72%	15.43%	4.76%
El Salvador	45.92%	21.19%	14.63%
Chile	26.34%	13.18%	3.37%
Colombia	43.45%	18.19%	6.44%
Other countries	10.07% - 47.23%	0.48% - 31.67%	3.42% - 21.85%

Sensitivity to changes in assumptions:

The implications of the key assumptions for the recoverable amount are discussed below:

Margin on CAPEX- The Company performed a sensitivity analysis by increasing its CAPEX by 5% and maintaining all other assumptions the same. The sensitivity analysis would require the Company to adjust the amount of its long-lived assets in its CGUs with potential impairment of approximately Ps.62,548.

WACC- Additionally, should the Company increase by 50 base points in WACC per CGU and maintain all other assumptions the same, results without impairment.

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

The right-of-use assets are also subject to impairment test.

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

The Company applies the short-term lease recognition exemption for its leases of machinery and equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the recognition exemption lease of low-value assets (that is, below US$5,000). Short-term lease payments and leases of low-value assets are recognized as expenses on straight-line basis over the lease term.

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

The Company’s financial assets at amortized cost includes cash equivalents, loans and receivables.

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

For some trade receivables and contract assets based on available information, the Company applies the simplified approach in calculating ECLs. Therefore, the Company does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Company has established a loss rate approach that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment, including the impact by the COVID-19 pandemic.

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

The exchange rates used for the translation of foreign currencies against the Mexican peso are as follows:

		Average exchange rate			Closing exchange rate at December 31,
Country or Zone	Currency	2018	2019	2020	2019	2020
Argentina (1)	Argentine Peso (AR$)	0.7311	0.4110	0.3070	0.3147	0.2371
Brazil	Real (R$)	5.2937	4.8907	4.1850	4.6754	3.8387
Colombia	Colombian Peso (COP$)	0.0065	0.0059	0.0058	0.0058	0.0058
Guatemala	Quetzal	2.5591	2.5023	2.7826	2.4478	2.5596
U.S.A. (2)	US Dollar	19.2397	19.2641	21.4860	18.8452	19.9487
Uruguay	Uruguay Peso	0.6274	0.5479	0.5110	0.5051	0.4712
Nicaragua	Cordoba	0.6097	0.5817	0.6257	0.5569	0.5728
Honduras	Lempira	0.7994	0.7806	0.8678	0.7597	0.8215
Chile	Chilean Peso	0.0300	0.0275	0.0271	0.0252	0.0281
Paraguay	Guaraní	0.0034	0.0031	0.0032	0.0029	0.0029
Peru	Sol (PEN$)	5.8517	5.7708	6.1483	5.6814	5.5046
Dominican Republic	Dominican Peso	0.3876	0.3737	0.3766	0.3542	0.3416
Costa Rica	Colon	0.0332	0.0326	0.0366	0.0327	0.0323
European Union	Euro	22.7101	21.5642	24.5080	21.1311	24.3693
Bulgaria	Lev	11.6110	11.0257	12.5284	10.8076	12.4594
Belarus	New Belarusian Ruble	9.4451	9.2159	8.8172	8.9420	7.5721
Croatia	Croatian Kuna	3.0613	2.9069	3.2498	2.8406	3.2279
Macedonia	Macedonian Denar	0.3688	0.3504	0.3975	0.3431	0.3950
Serbia	Serbian Denar	0.1920	0.1830	0.2083	0.1795	0.2071

(1)	Year-end rates are used for the translation of revenues and expenses if IAS 29 “Financial Reporting in Hyperinflationary Economies” is applied.

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

As of April 26, 2021, the exchange rate between the US dollar and the Mexican Peso was Ps.19.8695. The appreciation of the Mexican peso against the US dollar represent 0.4% with respect to the year-end value.

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

Contingent liabilities are recognized only when it is probable, they will give rise to a future cash disbursement for their settlement.

q) Employee benefits

The Company has defined benefit pension plans for its subsidiaries Puerto Rico Telephone Company, Teléfonos de Mexico, Claro Brasil, and Telekom Austria. Claro Brasil also has medical plans and defined contribution plans and Telekom Austria provides retirement benefits to its employees under a defined contribution plan. The Company recognizes the costs of these plans based upon independent actuarial computations and are determined using the projected unit credit method. The latest actuarial computations were prepared as of December 31, 2020.

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

The pension benefit is composed of two elements:

(i) An employee receives an annuity at retirement if they meet the rule of 85 (age at retirement plus accumulated years of service). The annuity is calculated by applying a percentage times year of services to the last three years of salary.

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

Deferred tax assets and liabilities are measured using the tax rates that are expected to be in effect in the period when the asset will materialize or the liability will be settled, based on the enacted tax rates (and tax legislation) that have been enacted or substantially enacted at the financial statements reporting date. The value of deferred tax assets is reviewed by the Company at each financial statements reporting date and is reduced to the extent that it is more likely that the Company will not have sufficient future tax profits to allow for the realization of all or a part of its deferred tax assets. Unrecognized deferred tax assets are revalued at each financial statement reporting date and are recognized when it is more likely that there will be sufficient future tax profits to allow for the realization of these assets.

Deferred taxes relating to items recognized in Other Comprehensive Income are recognized together with the concept that generated such deferred taxes. Deferred taxes consequence on unremitted earnings from subsidiaries and associates are considered as temporary differences, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future. Taxes withheld on remitted foreign earnings are creditable against Mexican taxes, thus to the extent that a remittance is to be made, the deferred tax would be limited to the incremental difference between the Mexican tax rate and the rate of the remitting country. As of December 31, 2019 and 2020, the Company has not provided for any deferred taxes related to unremitted foreign earnings.

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

t) Advertising

Advertising expenses are recognized as incurred. For the years ended December 31, 2018, 2019 and 2020, advertising expenses were Ps.26,255,952, Ps.22,810,211 and Ps.19,894,607 respectively, and are presented in the consolidated statements of comprehensive income in the caption “Commercial, administrative and general expenses”.

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

Additionally, the Company occasionally uses interest rate swaps to adjust its exposure to the variability of the interest rates or to reduce their financing costs. The Company’s practices vary from time to time depending on judgments about the level of risk, expectations of change in the movements of interest rates and the costs of using derivatives. The Company may terminate or modify a derivative financial instrument at any time. See Note 7 for disclosure of the fair value of derivatives as of December 31, 2019 and 2020.

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

iv) Sensitivity analysis for market risks

The Company uses sensitivity analysis to measure the potential losses based on a theoretical increase of 100 basis points in interest rates and a 5% fluctuation in exchange rates:

Interest rate

In the event that the Company’s agreed-upon interest rates at December 31, 2020 increase/(decrease) by 100 basis points and a 5% fluctuation in exchange rates, the net interest expense would increase/(decrease) by Ps.1,476,660 and Ps.(13,417,231), respectively.

Exchange rate fluctuations

Should the Company’s debt at December 31, 2020 of Ps.628,382,956, suffer a 5% increase/(decrease) in exchange rates, the debt would increase/(decrease) by Ps.31,429,089 and Ps.(31,429,089), respectively.

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

The Company is exposed to interest rate and foreign currency risks, which tries to mitigate through a controlled risk management program that includes the use of derivative financial instruments. The Company principally uses to offset the risk of exchange rate and interest rate fluctuations. Additionally, for the years ended December 31, 2018, 2019 and 2020 certain of the Company’s derivative financial instruments had been designated, and had qualified, as cash flow hedges. The effective portion of gains or losses on the cash flow derivatives is recognized in equity under the heading “Effect for fair value of derivatives”, and the ineffective portion is charged to results of operations of the period.

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

Aa) Convenience translation

The consolidated financial statements are stated in thousands of Mexican pesos (“Ps.”); however, solely for the convenience of the readers, the consolidated statement of financial position as of December 31, 2020 and the consolidated statement of comprehensive income and consolidated statement of cash flows for the year ended December 31, 2020 were converted into U.S. dollars at the exchange rate of Ps.19.9487 per U.S. dollar, which was the exchange rate at that date. This arithmetic conversion should not be construed as representations that the amounts expressed in Mexican pesos may be converted into U.S. dollars at that or any other exchange rate.

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

Revaluation of passive infrastructure of telecommunications towers

The Company recognizes the passive structure of the telecommunication towers at fair value, recognizing the changes in OCI. The discounted cash flow model was used. The Company hired a valuation specialist with industry experience to measure fair values as of December 31, 2020.

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

If the Company is unable to reliably measure the obligation, no accrual is recorded, and information is then presented in the notes to its consolidated financial statements. Because of the inherent uncertainties in these estimations, actual expenditures may be different from the originally estimated amount recognized. See Note 16.

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

4. Equity investments at fair value through OCI and other short-term investments

As of December 31, 2019 and 2020, equity investments at fair value through OCI and other short-term investments includes an equity investment in KPN for Ps.37,572,410 and Ps.50,033,111, respectively, and other short-term investments for Ps.10,145,615 and Ps.4,603,284, respectively, which represents a cash deposit used to guarantee a short-term obligation for one of the Company’s foreign subsidiaries and are presented at their carrying value, which approximates fair value.

The investment in KPN is carried at fair value with changes in fair value being recognized through other comprehensive (loss) gain items (equity) in the Company’s consolidated statements of financial position. As of December 31, 2019 and 2020, the Company has recognized in equity changes in fair value of the investment of Ps.883,408 and Ps.(1,952,414), respectively, net of deferred taxes, through other comprehensive (loss) gain items in equity.

During the years ended December 31, 2018, 2019 and 2020, the Company received dividends from KPN for an amount of Ps.2,605,333, Ps.1,742,242 and Ps.2,119,668, respectively; which are included within “Valuation of derivatives, interest cost from labor obligations, and other financial items, net” in the consolidated statements of comprehensive income.

5. Accounts receivable from subscribers, distributors, recoverable taxes contractual assets and other, net

a) An analysis of accounts receivable by component at December 31, 2019 and 2020 is as follows:

	At December 31,
	2019	2020
Subscribers and distributors	Ps.184,260,099	Ps.168,758,386
Telecommunications carriers for network interconnection and other services	5,079,763	4,914,094
Recoverable taxes	23,628,728	44,557,402
Sundry debtors	12,084,050	12,504,566
Contract assets	34,274,007	29,588,104
Impairment of trade receivables	(39,480,909)	(44,551,735)

Total net	Ps.219,845,738	Ps.215,770,817

Non-current subscribers, distributors and contractual assets	Ps. 15,139,442	Ps. 7,792,863

Total current subscribers, distributors and contractual assets	Ps.204,706,296	Ps.207,977,954

b) Changes in the impairment of trade receivables is as follows:

	For the years ended December 31,
	2018	2019	2020
Balance at beginning of year	Ps.(39,044,925)	Ps.(40,798,025)	Ps.(39,480,909)
Increases recorded in expenses	(19,535,707)	(16,346,395)	(19,112,635)
Adjustment on initial application of IFRS 9	(2,400,783)	—	—
Write-offs	15,497,254	17,839,957	11,953,227
Business combination		(3,265,490)	(2,066)
Translation effect	4,686,136	3,089,044	2,090,648

Balance at end of year	Ps.(40,798,025)	Ps.(39,480,909)	Ps.(44,551,735)

c) The following table shows the aging of accounts receivable at December 31, 2019 and 2020, for subscribers and distributors:

	Past due
	Total		Unbilled services provided		a-30 days		31-60 days		61-90 days		Greater than 90 days
December 31, 2019	Ps.	184,260,099	Ps.	76,223,243	Ps.	46,083,644	Ps.	6,076,281	Ps.	4,121,929	Ps.	51,755,002
December 31, 2020	Ps.	168,758,386	Ps.	75,972,811	Ps.	37,439,995	Ps.	5,325,264	Ps.	3,313,835	Ps.	46,706,481

d) The following table shows the accounts receivable from subscribers and distributors included in the impairments of trade receivables, as of December 31, 2019 and 2020:

	Total		1-90 days		Greater than 90 days
December 31, 2019	Ps.	39,480,909	Ps.	3,948,091	Ps.	35,532,818
December 31, 2020	Ps.	44,551,735	Ps.	4,455,174	Ps.	40,096,561

e) An analysis of contract assets and liabilities at December 31, 2019 and 2020 is as follows:

	2019		2020
Contract Assets:
Balance at the beginning of the year	Ps.	34,718,749	Ps.	34,274,007
Additions		34,877,851		27,242,031
Disposals		(2,658,641)		(1,397,714)
Business Combination		576,463		—
Amortization		(30,501,315)		(29,002,995)
Translation effect		(2,739,100)		(1,527,225)

Balance at the end of the year	Ps.	34,274,007	Ps.	29,588,104
Non-current contract assets	Ps.	1,786,560	Ps.	817,740

Current portion contracts assets	Ps.	32,487,447	Ps.	28,770,364

6. Related Parties

a) The following is an analysis of the balances with related parties as of December 31, 2019 and 2020. All of the companies were considered affiliates of América Móvil since the Company’s principal shareholders are either direct or indirect shareholders in the related parties.

	2019	2020
Accounts receivable:
Hubard y Bourlon, S.A. de C.V.	Ps. 172,952	Ps. 437,231
Patrimonial Inbursa, S.A.	386,194	327,985
Sears Roebuck de México, S.A. de C.V. and Subsidiaries.	228,523	233,402
Sanborns Hermanos, S.A.	229,964	160,116
Claroshop.com, S.A.P.I de C.V.	91,874	100,075
Grupo Condumex, S.A. de C.V. and Subsidiaries	12,018	10,038
Carso Infraestructura y Construcción, S.A. de C.V. and Subsidiaries	41,204	7,679
Other	110,411	114,774

Total	Ps.1,273,140	Ps.1,391,300

	2019	2020
Accounts payable:
Carso Infraestructura y Construcción, S.A. de C.V. and Subsidiaries	Ps.1,656,123	Ps.2,192,405
Grupo Condumex, S.A. de C.V. and Subsidiaries	905,776	1,054,526
Fianzas Guardiana Inbursa, S.A. de C.V.	241,305	241,898
Grupo Financiero Inbursa, S.A.B. de C.V.	246,804	234,954
Seguros Inbursa, S.A. de C.V.	100,155	92,173
PC Industrial, S.A. de C.V. and Subsidiaries	68,189	44,198
Enesa, S.A. de C.V. and Subsidiaries	25,076	22,014
Other	216,991	117,748

Total	Ps.3,460,419	Ps.3,999,916

For the years ended December 31, 2018, 2019 and 2020, the Company has not recorded any impairment of receivables in connection with amounts owed by related parties.

b) For the years ended December 31, 2018, 2019 and 2020, the Company conducted the following transactions with related parties:

	2018		2019		2020
Investments and expenses:
Construction services, purchases of materials, inventories and property, plant and equipment (i)	Ps.	7,211,960	Ps.	8,573,894	Ps.	7,130,769
Insurance premiums, fees paid for administrative and operating services, brokerage services and others (ii)		4,134,380		4,590,620		4,375,113
Rent of towers (iii)		6,168,592		—		—
Other services		1,864,017		1,277,404		1,101,528

	Ps.	19,378,949	Ps.	14,441,918	Ps.	12,607,410

Revenues:
Service revenues	Ps.	679,220	Ps.	538,110	Ps.	608,248
Sales of equipment		1,296,204		944,697		656,801

	Ps.	1,975,424	Ps.	1,482,807	Ps.	1,265,049

i)

In 2020, this amount includes Ps.5,312,845 (Ps.6,809,244 in 2019 and Ps.5,622,791 in 2018) for network construction services and construction materials purchased from subsidiaries of Grupo Carso, S.A.B. de C.V. (Grupo Carso).

ii)

In 2020, this amount includes Ps.203,013 (Ps.956,132 in 2019 and Ps.778,191 in 2018) for network maintenance services performed by Grupo Carso subsidiaries; Ps.13,490 in 2020 (Ps.16,161 in 2019, and Ps.13,784 in 2018) for software services provided by an associate; Ps.2,713,370 in 2020 (Ps.2,623,795 in 2019 and Ps.2,541,703 in 2018) for insurance premiums with Seguros Inbursa S.A. and Fianzas Guardiana Inbursa, S.A., which, in turn, places most of such insurance with reinsurers.

iii)	Due to the implementation of IFRS 16 amounts related to payments for tower leases are no longer considered rental expenses.

c) The aggregate compensation paid to the Company’s, directors (including compensation paid to members of the Audit and Corporate Practices Committee), and senior management in 2020 was approximately Ps.6,300 and Ps.79,600, respectively. None of the Company’s directors is a party to any contract with the Company or any of its subsidiaries that provides for benefits upon termination of employment. The Company does not provide pension, retirement or similar benefits to its directors in their capacity as directors. The Company’s executive officers are eligible for retirement and severance benefits required by Mexican law on the same terms as all other employees.

d) Österreichische Bundes- und Industriebeteiligungen GmbH (ÖBIB) is considered a related party due to it is a significant non-controlling shareholder in Telekom Austria. Through Telekom Austria, América Móvil is related to the Republic of Austria and its subsidiaries, which are mainly ÖBB Group, ASFINAG Group and Post Group as well as Rundfunk und Telekom Reguliegungs-GmbH, all of which these are related parties. In 2018, 2019 and 2020, none of the individual transactions associated with government agencies or government-owned entities of Austria were considered significant to América Móvil.

7. Derivative Financial Instruments

To mitigate the risks of future increases in interest rates and foreign exchange rates for the servicing of its debt, the Company has entered into derivative contracts in over-the-counter transactions carried out with financial institutions. In 2020 the weighted-average interest rate of the total debt including the impact of interest rate derivatives held by the Company is 3.5% (3.8% and 4.1% in 2019 and 2018, respectively). An analysis of the derivative financial instruments contracted by the Company at December 31, 2019 and 2020 is as follows:

	At December 31,
	2019			2020
Instrument	Notional amount in millions		Fair Value	Notional amount in millions		Fair Value
Assets:
Swaps US Dollar-Mexican peso	US$	3,290	Ps. 4,420,433	US$	3,490	Ps.16,806,937
Swaps US Dollar – Euro	US$	150	96,967	US$	150	117,726
Swaps Yen-US Dollar		¥6,500	262,993		¥9,750	269,215
Swaps Pound sterling – US Dollar		£100	2,988		£1,010	2,237,919
Forwards US Dollar – Mexican Peso	US$	100	18	US$	240	39,607
Forwards US Dollar-Brazilian real	US$	83	90,429		—	—
Forwards Brazilian Real-US Dollar	BRL	5,803	1,620,605	BRL$	4,193	1,190,292
Forwards Euro-Brazilian real		€50	4,255		—	—
Forwards Euro-US Dollar		€1,506	204,241		€915	266,639
Forwards Argentinean Peso – US Dollar	ARS$	1,388	122,831		—	—

Total Assets			Ps.6,825,760			Ps.20,928,335

	At December 31,
	2019			2020
Instrument	Notional amount in millions		Fair Value	Notional amount in millions		Fair Value
Liabilities:
Swaps US Dollar-Mexican peso	US$	200	Ps. (33,253)		—	Ps. —
Swaps US Dollar-Euro	US$	800	(2,228,287)	US$	800	(4,811,031)
Swaps Yen-US Dollar		—	—		¥3,250	(14,802)
Swaps Pound sterling-Euro		£640	(2,201,997)		£640	(3,122,492)
Swap Pound sterling-US Dollar		£2,010	(3,019,255)		£550	(457,559)
Forwards US Dollar-Mexican Peso	US$	2,343	(1,398,247)	US$	3,494	(4,052,852)
Forwards Brazilian Real-US Dollar		—	—	BRL$	1,762	(425,249)
Forwards Euro – Mexican Peso		—	—		€200	(272,274)
Forwards Euro-US Dollar		€1,094	(554,278)		—	—
Forwards US Dollar – Euro	US$	20	(3,787)		—	—
Forwards Euro – Brazilian Real		€140	(10,196)		—	—
Forwards Yen – US Dollar		¥6,500	(18,769)		—	—
Put option		€374	(126,569)		€374	(1,073,990)
Call option		€3,000	(2,113)		—	—

Total Liabilities			Ps.(9,596,751)			Ps.(14,230,249)

The changes in the fair value of these derivative financial instruments for the years ended December 31, 2018, 2019 and 2020 amounted to a (loss) gain of Ps.(4,686,407), Ps.4,432,023 and Ps.12,378,193. Such amounts are included in the consolidated statements of comprehensive income as part of the caption “Valuation of derivatives interest cost from labor obligations and other financial items, net”.

The maturities of the notional amount of the derivatives are as follows:

Instrument	Notional amount in millions	2021	2022	2023	2024	2025 Thereafter
Assets
Swaps US Dollar-Mexican peso	US$		1,600			1,890
Swaps Yen-US Dollar	¥					9,750
Swaps US Dollar – Euro	US$					150
Swaps Pound sterling – US Dollar	£					1,010
Forwards US Dollar-Mexican Peso	US$	240
Forwards Brazilian Real-US Dollar	BRL	4,193
Forwards Euro-US Dollar	€	915
Liabilities
Swaps US Dollar-Euro	US$					800
Swaps Yen-US Dollar	¥					3,250
Swaps Pound sterling-Euro	£					640
Swap Pound sterling-US Dollar	£					550
Forwards US Dollar – Mexican Peso	US$	3,494
Forwards Brazilian Real-US Dollar	BRL	1,762
Forwards Euro – Mexican Peso	€	200
Put option	€			374

8. Inventories, net

An analysis of inventories at December 31, 2019 and 2020 is as follows:

	2019	2020
Mobile phones, accessories, computers, TVs, cards and other materials	Ps.43,954,616	Ps.33,763,086
Less: Reserve for obsolete and slow-moving inventories	(2,852,604)	(3,385,647)

Total	Ps.41,102,012	Ps.30,377,439

For the years ended December 31, 2018, 2019 and 2020, the cost of inventories recognized in cost of sales was Ps.180,013,986, Ps.174,543,602 and Ps.167,546,288, respectively.

9. Other assets, net

An analysis of other assets at December 31, 2019 and 2020 is as follows:

	2019	2020
Current portion:
Advances to suppliers (different from PP&E and inventories)	Ps. 7,718,343	Ps. 7,600,644
Prepaid insurance	978,927	1,300,019
Other	776,164	93,244

	Ps. 9,473,434	Ps. 8,993,907

Non-current portion:

Recoverable taxes	Ps.14,647,726	Ps.11,559,961
Prepayments for the use of fiber optics	2,095,556	2,709,358
Judicial Deposits (1)	19,506,147	15,402,840
Prepaid expenses	5,642,590	8,743,667

Total	Ps.41,892,019	Ps.38,415,826

For the years ended December 31, 2018, 2019 and 2020, amortization expense for other assets was Ps.798,243, Ps.318,824 and Ps.213,833, respectively.

(1)

Judicial deposits represent cash and cash equivalents pledged in order to fulfill the collateral requirements for tax contingencies mainly in Brazil. At December 31, 2019 and 2020, the amount for these deposits is Ps.19,506,147 and Ps.15,402,840, respectively for Brazil. Based on its evaluation of the underlying contingencies, the Company believes that such amounts are recoverable.

10. Property, Plant and Equipment, net

a) An analysis of activity in property, plant and equipment, net for the years ended December 31, 2018, 2019 and 2020 is as follows:

	At December 31, 2017		Additions		Retirements		Business combinations	Effect of translation of foreign subsidiaries and hyperinflation adjustment		Depreciation for the year		At December 31, 2018
Cost
Network in operation and equipment	Ps.	989,665,946	Ps.	68,900,443	Ps.	(1,610,246)	Ps.128,246	Ps.	(87,888,453)	Ps.	—	Ps.	969,195,936
Land and buildings		62,584,189		4,429,433		(3,987,671)	8,874		(5,904,499)		—		57,130,326
Other assets		150,315,807		25,268,252		(13,377,798)	2,578		(12,399,702)		—		149,809,137
Construction in process and advances plant suppliers (1)		74,121,374		92,285,397		(76,978,798)	1,379		(8,336,823)		—		81,092,529
Spare parts for operation of the network		26,591,598		49,380,349		(44,626,488)	1,939		(2,902,869)		—		28,444,529

Total		1,303,278,914		240,263,874		(140,581,001)	143,016		(117,432,346)		—		1,285,672,457

Accumulated depreciation
Network in operation and equipment		552,345,509		—		(28,712,096)	—		(67,907,227)		104,279,361		560,005,547
Buildings		10,655,285		—		(2,311,442)	—		(2,157,996)		2,625,102		8,810,949
Other assets		63,359,529		—		(2,418,837)	—		(6,579,983)		22,172,785		76,533,494
Spare parts for operation of the network		575,393		—		(160,696)	—		(131,429)		38,479		321,747

Total	Ps.	626,935,716	Ps.	—	Ps.	(33,603,071)	Ps. —	Ps.	(76,776,635)	Ps.	129,115,727	Ps.	645,671,737

Net Cost	Ps.	676,343,198	Ps.	240,263,874	Ps.	(106,977,930)	Ps.143,016	Ps.	(40,655,711)	Ps.	(129,115,727)	Ps.	640,000,720

	At December 31, 2018		Additions		Retirements		Business combinations		Effect of translation of foreign subsidiaries and hyperinflation adjustment	Depreciation for the year		At December 31, 2019
Cost
Network in operation and equipment	Ps.	969,195,936	Ps.	82,992,062	Ps.	(13,417,360)	Ps.	9,572,805	Ps.(57,669,840)	Ps.	—	Ps.	990,673,603
Land and buildings		57,130,326		1,530,677		(4,025,222)		115,935	(3,950,463)		—		50,801,253
Other assets		149,809,137		26,881,611		(7,594,735)		1,021,051	(7,776,500)		—		162,340,564
Construction in process and advances plant suppliers (1)		81,092,529		82,640,305		(76,892,011)		209,790	(5,511,439)		—		81,539,174
Spare parts for operation of the network		28,444,529		44,776,904		(36,525,735)		—	(2,462,605)		—		34,233,093

Total		1,285,672,457		238,821,559		(138,455,063)		10,919,581	(77,370,847)		—		1,319,587,687

Accumulated depreciation
Network in operation and equipment		560,005,547		—		(24,954,514)		—	(47,778,627)		93,097,695		580,370,101
Buildings		8,810,949		—		(287,072)		—	(1,386,974)		2,330,405		9,467,308
Other assets		76,533,494		—		(695,425)		—	(4,754,982)		19,249,104		90,332,191
Spare parts for operation of the network		321,747		—		(283,986)		—	(79,226)		116,182		74,717

Total	Ps.	645,671,737	Ps.	—	Ps.	(26,220,997)	Ps.	—	Ps.(53,999,809)	Ps.	114,793,386	Ps.	680,244,317

Net Cost	Ps.	640,000,720	Ps.	238,821,559	Ps.	(112,234,066)	Ps.	10,919,581	Ps.(23,371,038)	Ps.	(114,793,386)	Ps.	639,343,370

	At December 31, 2019		Additions		Retirements		Business combinations		Revaluation adjustments		Transfers			Effect of translation of foreign subsidiaries and hyperinflation adjustment		Depreciation for the year		At December 31, 2020
Cost
Network in operation and equipment	Ps.	990,673,603	Ps.	90,387,449	Ps.	(19,574,391)	Ps.	996,974	Ps.	107,152,628	Ps.	(62,050,212)		Ps.	(49,993,808)	Ps.	—	Ps.	1,057,592,243
Land and buildings		50,801,253		570,062		(2,853,037)		—		—		—			369,300		—		48,887,578
Other assets		162,340,564		17,474,218		(14,454,598)		55,848		—		—			(8,393,187)		—		157,022,845
Construction in process and advances plant suppliers (1)		81,539,174		59,635,316		(68,661,847)		1,099		—		—			(5,011,829)		—		67,501,913
Spare parts for operation of the network		34,233,093		30,721,413		(37,829,818)		—		—		—			(2,328,430)		—		24,796,258

Total		1,319,587,687		198,788,458		(143,373,691)		1,053,921		107,152,628		(62,050,212)			(65,357,954)		—		1,355,800,837

Accumulated depreciation
Network in operation and equipment		580,370,101		—		(25,726,856)		—		—		(62,050,212	)(2)		(58,055,450)		96,729,723		531,267,306
Buildings		9,467,308		—		(1,663,796)		—		—		—			(622,253)		1,906,140		9,087,399
Other assets		90,332,191		—		(9,317,821)		—		—		—			(5,120,175)		16,549,822		92,444,017
Spare parts for operation of the network		74,717		—		(176,131)		—		—		—			38,898		135,000		72,484

Total	Ps.	680,244,317	Ps.	—	Ps.	(36,884,604)	Ps.	—	Ps.	—	Ps.	(62,050,212)		Ps.	(63,758,980)	Ps.	115,320,685	Ps.	632,871,206

Net Cost	Ps.	639,343,370	Ps.	198,788,458	Ps.	(106,489,087)	Ps.	1,053,921	Ps.	107,152,628	Ps.	—		Ps.	(1,598,974)	Ps.	(115,320,685)	Ps.	722,929,631

(1)	Construction in progress includes fixed and mobile network facilities as well as satellite developments and fiber optic which is in the process of being installed.
(2)	This transfer relates to the accumulated depreciation as at the revaluation date that was eliminated against the gross carrying amount of the revalued asset.

The completion period of construction in progress is variable and depends upon the type of plant and equipment under construction.

b) Revaluation of telecommunications towers

The Fair value of the passive infrastructure of telecommunications towers was determined using the ”income approach” method through a discounted flow model (DFC) where, among others, inputs such as average rents per tower were used, contract term and discount rates considering market information.

As of December 31, 2020, date of the revaluation, the fair values of the passive infrastructure of the telecommunications towers were determinated by a valuation specialist with experience in the industry. The complement for the revaluation of the passive infrastructure of the telecommunications towers amounted to Ps.107,152,628 and was recognized in OCI, the change in revaluation did not have an impact on the results of the year due to depreciation effects since the change occurred on effective date 31 December 2020.

The information to be disclosed on the fair value measurement for the revalued telecommunications towers is provided in Note 19.

2020
Book value as of December 31, 2020 (cost model)	Ps.615,777,003
Supplement for change in accounting policy	107,152,628

Book value and fair value as of December 31, 2020 (revaluation model)	722,929,631

c) Relevant information related to the computation of the capitalized borrowing costs is as follows:

	Year ended December 31,
	2018		2019		2020
Amount invested in the acquisition of qualifying assets	Ps.	45,456,630	Ps.	50,783,957	Ps.	46,528,232
Capitalized interest		2,020,288		2,233,358		1,771,613
Capitalization rate		4.4%		4.4%		3.8%

Capitalized interest is being amortized over a period of estimated useful life of the related assets.

11. Intangible assets, net and goodwill

a) An analysis of intangible assets at December 31, 2018, 2019 and 2020 is as follows:

	For the year ended December 31, 2018
	Balance at beginning of year		Acquisitions		Acquisitions in business combinations		Disposals and other		Amortization of the year		Effect of translation of foreign subsidiaries and Hyperinflation adjustment		Balance at end of year
Licenses and rights of use	Ps.	247,413,824	Ps.	4,227,244	Ps.	—	Ps.	1,508,274	Ps.	—	Ps.	(19,670,368)	Ps.	233,478,974
Accumulated amortization		(134,109,438)		—		—		(1,005,877)		(11,347,089)		16,281,825		(130,180,579)

Net		113,304,386		4,227,244		—		502,397		(11,347,089)		(3,388,543)		103,298,395

Trademarks		28,779,212		159,958		6,631		—		—		(738,635)		28,207,166
Accumulated amortization		(18,841,405)		—		—		—		(4,973,602)		275,046		(23,539,961)

Net		9,937,807		159,958		6,631		—		(4,973,602)		(463,589)		4,667,205

Customer relationships		26,985,714		74,637		15,556		—		—		(1,532,839)		25,543,068
Accumulated amortization		(16,129,495)		—		—		—		(3,754,312)		1,122,270		(18,761,537)

Net		10,856,219		74,637		15,556		—		(3,754,312)		(410,569)		6,781,531

Software licenses		15,055,598		2,004,550		3,006		(905,610)		—		(1,848,286)		14,309,258
Accumulated amortization		(7,815,161)		—		—		2,677,848		(3,491,629)		924,139		(7,704,803)

Net		7,240,437		2,004,550		3,006		1,772,238		(3,491,629)		(924,147)		6,604,455

Content rights		6,717,442		850,779		—		—		—		(18,512)		7,549,709
Accumulated amortization		(4,516,665)		—		—		—		(2,231,978)		(14,949)		(6,763,592)

Net		2,200,777		850,779		—		—		(2,231,978)		(33,461)		786,117

Total of intangibles, net	Ps.	143,539,626	Ps.	7,317,168	Ps.	25,193	Ps.	2,274,635	Ps.	(25,798,610)	Ps.	(5,220,309)	Ps.	122,137,703

Goodwill	Ps.	151,463,232	Ps.	—	Ps.	334,739	Ps.	(1,094,861)		—	Ps.	(5,136,613)	Ps.	145,566,497

	For the year ended December 31, 2019
	Balance at beginning of year		Acquisitions		Acquisitions in business combinations		Disposals and other		Amortization of the year		Effect of translation of foreign subsidiaries and Hyperinflation adjustment		Balance at end of year
Licenses and rights of use	Ps.	233,478,974	Ps.	13,206,877	Ps.	7,844,339	Ps.	7,286,114	Ps.	—	Ps.	(15,715,442)	Ps.	246,100,862
Accumulated amortization		(130,180,579)		—		—		(2,391,624)		(11,577,160)		9,481,480		(134,667,883)

Net		103,298,395		13,206,877		7,844,339		4,894,490		(11,577,160)		(6,233,962)		111,432,979

Trademarks		28,207,166		53,467		—		(6,012)		—		(835,613)		27,419,008
Accumulated amortization		(23,539,961)		—		—		—		(1,008,483)		618,145		(23,930,299)

Net		4,667,205		53,467		—		(6,012)		(1,008,483)		(217,468)		3,488,709

Customer relationships		25,543,068		20,248		—		5,507		—		(2,693,812)		22,875,011
Accumulated amortization		(18,761,537)		—		—		—		(3,371,924)		2,357,831		(19,775,630)

Net		6,781,531		20,248		—		5,507		(3,371,924)		(335,981)		3,099,381

Software licenses		14,309,258		2,729,480		—		(949,858)		—		(2,984,770)		13,104,110
Accumulated amortization		(7,704,803)		—		—		(1)		(2,479,088)		2,183,149		(8,000,743)

Net		6,604,455		2,729,480		—		(949,859)		(2,479,088)		(801,621)		5,103,367

Content rights		7,549,709		1,427,694		—		1,638,007		—		(455,228)		10,160,182
Accumulated amortization		(6,763,592)		—		—		(8,720)		(1,772,779)		429,862		(8,115,229)

Net		786,117		1,427,694		—		1,629,287		(1,772,779)		(25,366)		2,044,953

Total of intangibles, net	Ps.	122,137,703	Ps.	17,437,766	Ps.	7,844,339	Ps.	5,573,413	Ps.	(20,209,434)	Ps.	(7,614,398)	Ps.	125,169,389

Goodwill	Ps.	145,566,497	Ps.	—	Ps.	10,869,571	Ps.	(843,005)		—	Ps.	(2,693,262)	Ps.	152,899,801

	For the year ended December 31, 2020
	Balance at beginning of year		Acquisitions		Acquisitions in business combinations		Disposals and other		Amortization of the year		Effect of translation of foreign subsidiaries and Hyperinflation adjustment		Balance at end of year
Licenses and rights of use	Ps.	246,100,862	Ps.	15,079,714	Ps.	4,436,313	Ps.	1,502,981	Ps.	—	Ps.	(14,029,709)	Ps.	253,090,161
Accumulated amortization		(134,667,883)		—		—		105,892		(14,274,497)		14,227,424		(134,609,064)

Net		111,432,979		15,079,714		4,436,313		1,608,873		(14,274,497)		197,715		118,481,097

Trademarks		27,419,008		162,309		12,110		4,000		—		1,534,938		29,132,365
Accumulated amortization		(23,930,299)		—		—		(4,276)		(300,727)		(1,119,645)		(25,354,947)

Net		3,488,709		162,309		12,110		(276)		(300,727)		415,293		3,777,418

Customer relationships		22,875,011		1,935		2,689,718		(5,763)		—		4,018,365		29,579,266
Accumulated amortization		(19,775,630)		—		—		855		(1,654,237)		(3,996,593)		(25,425,605)

Net		3,099,381		1,935		2,689,718		(4,908)		(1,654,237)		21,772		4,153,661

Software licenses		13,104,110		2,445,784		36		(2,485,429)		—		4,236,645		17,301,146
Accumulated amortization		(8,000,743)		—		—		2,013,617		(2,667,870)		(3,578,452)		(12,233,448)

Net		5,103,367		2,445,784		36		(471,812)		(2,667,870)		658,193		5,067,698

Content rights		10,160,182		1,570,415		—		(313,942)		—		619,657		12,036,312
Accumulated amortization		(8,115,229)		—		—		—		(1,440,749)		(503,241)		(10,059,219)

Net		2,044,953		1,570,415		—		(313,942)		(1,440,749)		116,416		1,977,093

Total of intangibles, net	Ps.	125,169,389	Ps.	19,260,157	Ps.	7,138,177	Ps.	817,935	Ps.	(20,338,080)	Ps.	1,409,389	Ps.	133,456,967

Goodwill	Ps.	152,899,801	Ps.	—	Ps.	(7,014,120)	Ps.	(537,343)	Ps.	—	Ps.	(2,295,479)	Ps.	143,052,859

b) The aggregate carrying amount of goodwill is allocated as follows:

	2019		2020
Europe	Ps.	52,950,325	Ps.	53,388,139
Brazil		28,062,398		18,730,686
Puerto Rico		17,463,394		17,463,394
Dominican Republic		14,186,723		14,186,723
Colombia		12,124,685		12,253,743
México		10,148,380		10,148,380
Peru		2,739,947		2,710,979
Chile		2,364,816		2,558,098
El Salvador		2,499,552		2,499,544
United States (Tracfone)		3,220,105		3,362,900
Ecuador		2,155,384		2,155,384
Guatemala		3,245,613		2,301,533
Other countries		1,738,479		1,293,356

	Ps.	152,899,801	Ps.	143,052,859

c) The following is a description of the major changes in the “Licenses and rights of use” caption during the years ended December 31, 2018, 2019 and 2020:

2018 Acquisitions

i) In December, Dominican Republic acquired radio spectrum totaling Ps.709,829 (RD$ 1,831,427) with a useful life of 11 years.

ii) Additionally, in 2018, the Company acquired other licenses in Paraguay, Puerto Rico, Europe, Argentina, Chile and others countries in the amount of Ps.3,517,415.

2019 Acquisitions

i) In 2019, Claro Brasil increased its licenses value by Ps.3,457,251 by renewal licenses Anatel and reversion of IRU of Telxus referring to ICMS.

ii) In 2019, Austria acquired licenses to operate certain frequencies for Ps.3,023,732, (3.5 GHz; EUR 64.3 mn), Belarus (2.1 GHz; EUR 9.5 mn) and Croatia (2.1 GHz; EUR 7.2 mn).

iii) In 2019, Telmex increased its licenses value by Ps.459,668 for rights to use IFETEL with a validity of 20 years, and a right to use submarine cable with a validity of 10 years.

iv) In January 2019, Telcel acquired licenses for an amount of Ps.1,649,525 for PC´s 98 concessions titles and September 30, 2019 for 400 MHZ concessions titles.

v) In December 2019, Comcel increased its licenses value by Ps.2,753,768 or (468,511,573,375 Colombian pesos) in accordance with Res.3386 of December 23, granted Claro (Comcel) the 20 years renewal of 10 MHz of spectrum in the 1900 MHz band.

vi) Additionally, in 2019, the Company acquired other licenses in Puerto Rico, Argentina, Guatemala, Panamá and other countries in the amount of Ps.1,862,934.

2020 Acquisitions

i) In February 2020, Comcel increased its licenses value by Ps.9,246,825 for an auction of the 30 Mhz spectrum in the 2,500 band for a period of 20 years in accordance with resolution. 325,326 and 327 of February 20, 2020 issued by the Ministry of Information and Communication (MINTIC)

ii) In 2020, Telcel acquired licenses for an amount Ps.1,806,875 for Axtel and Ultra Vision concession titles valid from 2020 to 2040.

iii) In January 2020, CTE acquired licenses by Ps.620,052 for 12 pairs of frequencies, advance payment of Advanced Wireless Services (AWS) band and complementary payment of AWS band of block 4.

iv) In 2020, TAG acquired licenses for the right of us for Ps.1,704,280, in Slovenia and VIP Movil 1940E.

v) Additionally, in 2020, the Company acquired other licenses in Puerto Rico, Argentina, Uruguay, Honduras, Paraguay, Brasil and other countries in the amount of Ps.1,701,682.

Amortization of intangibles for the years ended December 31, 2018, 2019 and 2020 amounted to Ps.25,798,610, Ps.20,209,434 and Ps.20,338,080, respectively.

Some of the jurisdictions in which the Company operates can revoke their concessions under certain circumstances such as imminent danger to national security, national economy and natural disasters.

12. Business combinations, acquisitions and non-controlling interest

a) The following is a description of the major acquisitions of investments in associates and subsidiaries during the years ended December 31, 2019 and 2020:

Acquisitions 2019

a) On January 24, 2019, the Company acquired 100% of Telefónica Móviles Guatemala, S.A (“Telefónica Guatemala”) from Telefónica S.A. and certain of its affiliates. The acquired company provides mobile and fixed telecommunications services, including voice, data and Pay TV. The final purchase price paid for the business acquisition was Ps.5,734,254, net of acquired cash. For the purchase accounting, the Company determined the fair value of Telefónica Guatemala´s identifiable assets and liabilities based on relative fair values. The purchase accounting is completed as of the date of the financial statements and the values of the assets acquired and liabilities assumed are as follows:

	2019 amounts at the acquisition date
Current assets	Ps.	1,312,906
Other non-current assets		257,853
Intangible assets (excluding goodwill)		1,354,105
Property, plant and equipment		4,144,334
Rights-of-use		864,046

Total assets acquired		7,933,244
Accounts payable		1,248,470
Other liabilities		1,705,580

Total liabilities assumed		2,954,050

Fair value of assets acquired a liabilities assumed-net		4,979,194
Acquisition Price		6,174,330

Goodwill	Ps.	1,195,136

b) On December 18, 2019, after receipt of the necessary approvals from local regulators, the Company completed the previously announced acquisition of 100% of Nextel Telecomunicações Ltda. and its subsidiaries (“Nextel Brazil”), from NII Holdings, Inc. and certain of its affiliates (“NII”) and AI Brazil Holdings B.V. Nextel Brazil provides nationwide mobile telecommunications services.

The aggregate purchase price was Ps.17,992,362, after making adjustments pursuant to the Purchase Agreement. After deducting Ps.9,325,712 of net debt, the net purchase consideration transferred at closing was Ps.6,905,539 net of acquired cash.

The net assets recognized in the 31 December 2019 financial statements were based on provisional amounts, the Company finished the Purchase Price allocation adjusting some values mainly for the spectrum licenses from the provisional goodwill, as a result the final goodwill was Ps.1,912,372.

The final amounts as of the date of the financial statement and the values of the assets acquired and liabilities assumed are as follows:

2019 amounts at the acquisition date
Current assets	Ps. 6,366,943
Other non-current assets	5,970,810
Intangible assets (excluding goodwill)	12,914,175
Property, plant and equipment	5,147,093
Rights-of-use assets	8,086,655

Total assets acquired	38,485,676
Accounts payable	9,170,230
Other liabilities	22,504,097

Total liabilities assumed	31,674,327

Fair value of assets acquired a liabilities assumed-net	6,811,349
Purchase consideration transferred	8,723,721

Goodwill	Ps. 1,912,372

Acquisitions 2020

a) During 2020, the Company acquired through its subsidiaries, other entities for which it paid Ps.152,896, net of acquired cash.

b) The Company acquired an additional non-controlling interest in its entities for an amount of Ps.1,104,662.

c) In December 2020, the offer submitted by our Brazilian subsidiary, Claro, jointly with Telefónica Brasil, S.A. and TIM, S.A. for the acquisition of the mobile business owned by Oi Group was accepted. The offer is in the amount of R$16.5 billion, of which Claro will pay 22%. In consideration of such amount, Claro will receive 32% of Oi Group’s mobile business customer base and approximately 4.7 thousand mobile access sites. The closing of the transaction is subject to customary conditions including regulatory approvals from Anatel and Conselho Administrativo de Defesa Econômica, CADE.

Consolidated subsidiaries with non-controlling interests

The Company has control over Telekom Austria, which has a material non-controlling interest. Set out below is summarized information as of December 31, 2019 and 2020 of TKA’s consolidated financial statements. The amounts disclosed for this subsidiary are before inter-company eliminations and using the same accounting policies of América Móvil.

Selected financial data from the consolidated statements of financial position

	December 31,
	2019	2020
Assets:
Current assets	Ps. 29,516,038	Ps. 32,775,046
Non-current assets	137,724,390	150,747,947

Total assets	Ps.167,240,428	Ps.183,522,993

Liabilities and equity:
Current liabilities	Ps. 34,608,254	Ps. 49,942,415
Non-current liabilities	89,711,288	82,293,652

Total liabilities	124,319,542	132,236,067
Equity attributable to equity holders of the parent	21,864,132	26,129,649
Non-controlling interest (1)	21,056,754	25,157,277

Total equity	Ps. 42,920,886	Ps. 51,286,926

Total liabilities and equity	Ps.167,240,428	Ps.183,522,993

Summarized consolidated statements of comprehensive income

	For the year ended December 31,
	2018	2019	2020
Operating revenues	Ps.100,716,444	Ps.98,420,289	Ps.111,472,191
Operating costs and expenses	95,984,880	89,732,428	98,312,325

Operating income	Ps. 4,731,564	Ps. 8,687,861	Ps. 13,159,866

Net income	Ps. 3,809,694	Ps. 5,051,145	Ps. 7,787,388

Total comprehensive income	Ps. 5,047,838	Ps. 1,466,783	Ps. 12,103,406

Net income attributable to:
Equity holders of the parent	Ps. 1,942,944	Ps. 2,565,733	Ps. 3,986,412
Non-controlling interest	1,866,750	2,485,412	3,800,976

	Ps. 3,809,694	Ps. 5,051,145	Ps. 7,787,388

Comprehensive income attributable to:
Equity holders of the parent	Ps. 2,574,397	Ps. 748,059	Ps. 6,172,737
Non-controlling interest	2,473,441	718,724	5,930,669

	Ps. 5,047,838	Ps. 1,466,783	Ps. 12,103,406

13. Income Taxes

As explained previously in these consolidated financial statements, the Company is a Mexican corporation which has numerous consolidated subsidiaries operating in different countries. Presented below is a discussion of income tax matters that relates to the Company’s consolidated operations, its Mexican operations and significant foreign operations.

i)	Consolidated income tax matters

The composition of income tax expense for the years ended December 31, 2018, 2019 and 2020 is as follows:

	2018		2019		2020
In Mexico:
Current year income tax	Ps.	28,572,414	Ps.	26,295,431	Ps.	13,407,948
Deferred income tax		(2,688,727)		208,658		(9,334,246)
Foreign:
Current year income tax		19,898,728		20,843,720		15,250,218
Deferred income tax		694,664		3,685,724		(2,957,768)

	Ps.	46,477,079	Ps.	51,033,533	Ps.	16,366,152

Deferred tax related to items recognized in OCI during the year:

	For the years ended December 31,
	2018	2019	2020
Remeasurement of defined benefit plans	Ps. 408,735	Ps.9,217,320	Ps. 4,151,600
Equity investments at fair value	1,613,667	(378,606)	(665,814)
Other	(8,922)	—	(35,670)
Revaluation assets	—	—	(29,922,597)

Deferred tax benefit recognized in OCI	Ps.2,013,480	Ps.8,838,714	Ps.(26,472,481)

A reconciliation of the statutory income tax rate in Mexico to the consolidated effective income tax rate recognized by the Company is as follows:

	Year ended December 31,
	2018	2019	2020
Statutory income tax rate in Mexico	30.0%	30.0%	30.0%
Impact of non-deductible and non-taxable items:
Tax inflation effects	7.3%	3.5%	6.1%
Derivatives	0.4%	(0.1%)	(0.7%)
Employee benefits	1.3%	1.8%	3.0%
Other	6.3%	1.8%	(2.4%)

Effective tax rate on Mexican operations	45.3%	37.0%	36.0%
Tax recoveries in Brazil	—	—	(9.3%)
Dividends received from associates Equity	(0.8%)	(0.4%)	(0.9%)
Foreign subsidiaries and other non-deductible items, net	1.5%	5.5%	(1.5%)

Effective tax rate	46.0%	42.1%	24.3%

An analysis of temporary differences giving rise to the net deferred tax liability is as follows:

	Consolidated statements of financial position				Consolidated statements of net income
	2019		2020		2018		2019		2020
Provisions	Ps.	17,964,305	Ps.	19,312,081	Ps.	1,841,705	Ps.	(257,070)	Ps.	4,458,848
Deferred revenues		5,820,260		6,748,101		3,632,051		(1,077,259)		897,762
Tax losses carry forward		26,630,407		25,121,933		(5,833,660)		(9,873)		2,236,244
Property, plant and equipment (1)		(11,962,544)		(39,459,549)		453,493		(461,594)		3,524,761
Inventories		1,787,065		(537,404)		81,270		(291,531)		(2,393,979)
Licenses and rights of use (1)		(3,399,931)		(5,177,924)		961,402		432,403		344,729
Employee benefits		41,743,744		45,467,827		1,128,209		(1,019,042)		422,473
Other		9,491,550		14,828,012		(270,407)		(1,210,417)		2,801,176

Net deferred tax assets	Ps.	88,074,856	Ps.	66,303,077

Deferred tax expense in net profit for the year					Ps.	1,994,063	Ps.	(3,894,383)	Ps.	12,292,014

(1)	As of December 31, 2020 the balance included the effects of hyperinflation and revaluation of telecommunications towers.

Reconciliation of deferred tax assets and liabilities, net:

	2018	2019	2020
Opening balance as of January 1,	Ps. 104,573,985	Ps. 86,613,327	Ps. 88,074,856
Deferred tax benefit	1,994,063	(3,894,383)	12,292,014
Translation effect	(8,854,010)	2,047,915	375,105
Deferred tax benefit recognized in OCI	2,013,480	8,838,714	(26,472,481)
Deferred taxes acquired in business combinations	(25,827)	(276,568)	(2,580,552)
Hyperinflationary effect in Argentina	(4,907,151)	(5,254,149)	(5,385,865)
Effect of adoption of IFRS 9	544,628	—	—
Effect of adoption of IFRS 15	(8,725,841)	—	—

Closing balance as of December 31,	Ps. 86,613,327	Ps. 88,074,856	Ps. 66,303,077

Presented in the consolidated statements of financial position as follows:
Deferred income tax assets	Ps.111,186,768	Ps.106,167,897	Ps.115,370,240
Deferred income tax liabilities	(24,573,441)	(18,093,041)	(49,067,163)

	Ps. 86,613,327	Ps. 88,074,856	Ps. 66,303,077

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

At December 31, 2019 and 2020, the balance of the contributed capital account (“CUCA”) is Ps.551,221,490 and Ps.573,362,949 respectively. Effectively, on January 1, 2014, the Cuenta de Utilidad Fiscal Neta (“CUFIN”) is computed on an América Móvil’s stand-alone basis. The balance of the América Móvil’s stand-alone basis CUFIN amounted to Ps.320,880,512 and Ps.332,273,039 as of December 31, 2019 and 2020, respectively.

ii)	Significant foreign income tax matters

a)	Results of operations

The foreign subsidiaries determine their taxes on profits based on their individual taxable income, in accordance with the specific tax regimes of each country.

The effective income tax rate for the Company’s foreign jurisdictions was 31% in 2018, 40% in 2019 and 18% in 2020. The statutory tax rates in these jurisdictions vary, although many approximate 10% to 34%. The primary difference between the statutory rates and the effective rates in 2018, 2019 and 2020 was attributable to dividends received from KPN, other non-deductible items, non-taxable income and tax recoveries in Brazil.

a.1) In 2020 the Claro Brasil began to use the tax benefit related to the ICMS Grant on TV based on Complementary Law 160/2017 and art. 30 of Law 12,973, as well as in recent interpretations on the subject, investment grants are not computed in determining actual profit in the amount of Ps.1,721,453 (R$411,336). The Company kicked back the application of the benefit for the years 2018 and 2019, with a total impact of Ps.2,748,084 (R$656,646).

iii)    Tax losses

a) At December 31, 2020, the available tax loss carryforwards recorded in deferred tax assets are as follows on a country by country basis:

Country	Gross balance of available tax loss carryforwards at December 31, 2020		Tax-effected loss carryforward benefit
Brazil	Ps.	44,578,152	Ps.	15,156,572
Mexico		20,523,070		6,156,920
Austria		11,631,381		2,907,845
United States		3,023,441		786,095
Peru		380,770		112,327
Puerto Rico		5,574		2,174

Total	Ps.	80,142,388	Ps.	25,121,933

b) The tax loss carryforwards in the different countries in which the Company operates have the following terms and characteristics:

bi) The Company has accumulated Ps.44,578,152 in net operating loss carryforwards (NOL’s) in Brazil as of December 31, 2020. In Brazil, there is no expiration of the NOL’s. However, the NOL´s amount used against taxable income in each year may not exceed 30% of the taxable income for such year. Consequently, in the year in which taxable income is generated, the effective tax rate is 25% rather than the 34% corporate tax rate.

The Company believes that it is more likely than not that the accumulated balances of its net deferred tax assets are recoverable, based on the positive evidence of the Company to generate future taxable income related to the same taxation authority which will result in taxable amounts against which the available tax losses can be utilized before they expire.

bii) The Company has accumulated Ps.20,523,070 in tax losses in Mexico. The company estimates that there is positive evidence that allows it to use these losses, these should be reduced to the extent that it is considered likely that there will be sufficient taxable profits to allow them to recover in full or in part, the losses will only be compensated when there is a right legally required and are approved by the tax authorities in Mexico.

biii) The Company has accumulated Ps.11,631,381 in NOL’s in Austria as of December 31, 2020. In Austria, the NOL´s have no expiration, but its annual usage is limited to 75% of the taxable income of the year. The realization of deferred tax assets is dependent upon the expected generation of future taxable income during the periods in which these temporary differences become deductible.

iv)    Optional regime

The Mexican Tax Law establishes an optional regime for group companies called: Optional Regime for Groups of Companies. For these purposes, the integrating (controlling) company must own more than 80% of the shares with voting rights of the integrated (controlled) companies. In general terms, the Integration regime allowed deferral, for each of the companies that make up the group, and for up to three years, or sooner if certain assumptions are made, the whole of the income tax that results from considering the determination of the individual income tax to its charge is the effect derived from recognizing, indirectly, the tax losses incurred by the companies in the group for the year in question.

On December 19, 2019, the integrating company submitted to the Mexican tax authorities, the notice to end to belong under the Optional Regime for Groups of Companies, which implies, pay in January 2020, the deferred income tax for the years 2016-2018. Therefore, from the year 2020, the group will be taxable under the General Regime for Legal Persons.

v)     Limiting interest deductions

The Mexican Tax Law establishes for 2020 further new rules related with the limiting interest deductions, in concordance with the action 4 of Base Erosion and Profit Shifting (BEPS) project, by Organization for Economic Co-operation and Development (OCDE), whom Mexico is member.

In general terms, each Mexican companies should calculated a Tax EBITDA, whose amount by the corporate income tax, will be the limit allow to deduct in the tax year it’s important to underline the amount that was not deductible could be carryforward in the following ten years.

vi)     Revaluation of telecommunications towers

Deferred taxes related to the revaluation of the passive infrastructure of the telecommunications towers have been calculated at the tax rate of the jurisdiction in which the subsidiaries are located.

14.	Debt

a) The Company’s short-and long-term debt consists of the following:

The Company’s short-and long-term debt consists of the following:

At December 31, 2019				(Thousands of Mexican pesos)
Currency	Loan	Interest rate	Maturity	Total
Senior Notes
U.S. dollars
	Fixed-rate Senior notes (i)	5.000%	2020	Ps. 11,774,764
	Fixed-rate Senior notes (i)	3.125%	2022	30,152,320
	Fixed-rate Senior notes (i)	3.625%	2029	18,845,200
	Fixed-rate Senior notes (i)	6.375%	2035	18,493,360
	Fixed-rate Senior notes (i)	6.125%	2037	6,958,119
	Fixed-rate Senior notes (i)	6.125%	2040	37,690,400
	Fixed-rate Senior notes (i)	4.375%	2042	21,671,980
	Fixed-rate Senior notes (i)	4.375%	2049	23,556,500

	Subtotal U.S. dollars			Ps.169,142,643

Mexican pesos
	Domestic Senior notes (i)	8.600%	2020	Ps. 7,000,000
	Fixed-rate Senior notes (i)	6.450%	2022	22,500,000
	Fixed-rate Senior notes (i)	7.125%	2024	11,000,000
	Domestic Senior notes (i)	0.000%	2025	4,757,592
	Fixed-rate Senior notes (i)	8.460%	2036	7,871,700
	Domestic Senior notes (i)	8.360%	2037	5,000,000

	Subtotal Mexican pesos			Ps. 58,129,292

Euros
	Commercial Paper (iv)	-0.230%	2020	Ps. 2,599,128
	Exchangeable Bond (i)	0.000%	2020	60,051,270
	Fixed-rate Senior notes (i)	3.000%	2021	21,131,123
	Fixed-rate Senior notes (i)	3.125%	2021	15,848,342
	Fixed-rate Senior notes (i)	4.000%	2022	15,848,342
	Fixed-rate Senior notes (i)	4.750%	2022	15,848,342
	Fixed-rate Senior notes (i)	3.500%	2023	6,339,337
	Fixed-rate Senior notes (i)	3.259%	2023	15,848,342
	Fixed-rate Senior notes (i)	1.500%	2024	17,961,454
	Fixed-rate Senior notes (i)	1.500%	2026	15,848,342
	Fixed-rate Senior notes (i)	0.750%	2027	21,131,123
	Fixed-rate Senior notes (i)	2.125%	2028	13,735,230

	Subtotal Euros			Ps.222,190,375

Pound Sterling
	Fixed-rate Senior notes (i)	5.000%	2026	Ps. 12,491,541
	Fixed-rate Senior notes (i)	5.750%	2030	16,239,003
	Fixed-rate Senior notes (i)	4.948%	2033	7,494,924
	Fixed-rate Senior notes (i)	4.375%	2041	18,737,311

	Subtotal Pound Sterling			Ps. 54,962,779

Brazilian reais
	Debentures (i)	102.900% of CDI	2020	Ps. 7,013,124
	Debentures (i)	104.000% of CDI	2021	5,142,958
	Debentures (i)	104.250% of CDI	2021	7,083,256
	Promissory notes (i)	CDI + 0.600%	2021	1,683,150
	Promissory notes (i)	106.000% of CDI	2022	9,350,832
	Promissory notes (i)	106.500% of CDI	2022	4,675,416

	Subtotal Brazilian reais			Ps. 34,948,736

Other currencies
Japanese yen
	Fixed-rate Senior notes (i)	2.950%	2039	Ps. 2,255,663

	Subtotal Japanese yen			Ps. 2,255,663

At December 31, 2019				(Thousands of Mexican pesos)
Currency	Loan	Interest rate	Maturity	Total
Chilean pesos
	Fixed-rate Senior notes (i)	3.961%	2035	Ps. 3,562,695

	Subtotal Chilean pesos			Ps. 3,562,695

	Subtotal other currencies			Ps. 5,818,358

Hybrid Notes
Euros
	Euro NC10 Series B Capital Securities (iii)	6.375%	2073	Ps. 11,622,118

	Subtotal Euros			Ps. 11,622,118

Pound Sterling
	GBP NC7 Capital Securities (iii)	6.375%	2073	Ps. 13,740,695

	Subtotal Pound Sterling			Ps. 13,740,695

	Subtotal Hybrid Notes			Ps. 25,362,813

Lines of Credit and others
U.S. dollars
	Lines of credit (ii)	5.500% - 9.020%	2020 - 2024	Ps. 9,359,340
Mexican pesos
	Lines of credit (ii)	TIIE + 0.050% - TIIE + 0.090%	2020	Ps. 22,000,000
Euros
	Lines of credit (ii)	0.030%	2020	Ps. 2,113,112
Peruvian Soles
	Lines of credit (ii)	3.550% - 3.700%	2020 - 2021	Ps. 15,351,211
Chilean pesos
	Lines of credit (ii)	TAB + 0.350%	2021	Ps. 4,821,222
	Financial Leases	8.700% - 8.970%	2020 - 2027	Ps. 54,596

	Subtotal Lines of Credit and others			Ps. 53,699,481

	Total debt			Ps.624,254,477

	Less: Short-term debt and current portion of long-term debt			Ps.129,172,033

	Long-term debt			Ps.495,082,444

At December 31, 2020				(Thousands of Mexican pesos)
Currency	Loan	Interest rate	Maturity	Total
Senior Notes
U.S. dollars
	Fixed-rate Senior notes (i)	3.125%	2022	Ps.	31,917,920
	Fixed-rate Senior notes (i)	3.625%	2029		19,948,700
	Fixed-rate Senior notes (i)	2.875%	2030		19,948,700
	Fixed-rate Senior notes (i)	6.375%	2035		19,576,258
	Fixed-rate Senior notes (i)	6.125%	2037		7,365,559
	Fixed-rate Senior notes (i)	6.125%	2040		39,897,400
	Fixed-rate Senior notes (i)	4.375%	2042		22,941,005
	Fixed-rate Senior notes (i)	4.375%	2049		24,935,875

	Subtotal U.S. dollars			Ps.	186,531,417

Mexican pesos
	Fixed-rate Senior notes (i)	6.450%	2022	Ps.	22,500,000
	Fixed-rate Senior notes (i)	7.125%	2024		11,000,000
	Domestic Senior notes (i)	0.000%	2025		4,911,181
	Fixed-rate Senior notes (i)	8.460%	2036		7,871,700
	Domestic Senior notes (i)	8.360%	2037		5,000,000

	Subtotal Mexican pesos			Ps.	51,282,881

Euros
	Fixed-rate Senior notes (i)	3.000%	2021	Ps.	24,369,332
	Fixed-rate Senior notes (i)	3.125%	2021		18,276,999
	Fixed-rate Senior notes (i)	4.000%	2022		18,276,999
	Fixed-rate Senior notes (i)	4.750%	2022		18,276,999
	Fixed-rate Senior notes (i)	3.500%	2023		7,310,800
	Fixed-rate Senior notes (i)	3.259%	2023		18,276,999
	Fixed-rate Senior notes (i)	1.500%	2024		20,713,932
	Fixed-rate Senior notes (i)	1.500%	2026		18,276,999
	Fixed-rate Senior notes (i)	0.750%	2027		24,369,332
	Fixed-rate Senior notes (i)	2.125%	2028		15,840,066
	Commercial Paper (iv)	-0.230% -0.310%	2021		40,940,477

	Subtotal Euros			Ps.	224,928,934

Pound Sterling
	Fixed-rate Senior notes (i)	5.000%	2026	Ps.	13,634,936
	Fixed-rate Senior notes (i)	5.750%	2030		17,725,417
	Fixed-rate Senior notes (i)	4.948%	2033		8,180,962
	Fixed-rate Senior notes (i)	4.375%	2041		20,452,405

	Subtotal Pound Sterling			Ps.	59,993,720

Brazilian reais
	Debentures (i)	104.000% of CDI	2021	Ps.	4,222,597
	Debentures (i)	104.250% of CDI	2021		5,815,668
	Promissory notes (i)	CDI + 0.600%	2021		1,381,941
	Debentures (i)	CDI + 0.960%	2022		9,596,811
	Promissory notes (i)	106.000% of CDI	2022		7,677,449
	Debentures (i)	106.500% of CDI	2022		3,838,725

	Subtotal Brazilian reais			Ps.	32,533,191

Other currencies
Japanese yen
	Fixed-rate Senior notes (i)	2.950%	2039	Ps.	2,511,701

	Subtotal Japanese yen			Ps.	2,511,701

Chilean pesos
	Fixed-rate Senior notes (i)	3.961%	2035	Ps.	4,078,453

	Subtotal Chilean pesos			Ps.	4,078,453

	Subtotal other currencies			Ps.	6,590,154

Hybrid Notes
Euros
	Euro NC10 Series B Capital Securities (iii)	6.375%	2073	Ps.	13,403,133

	Subtotal Euros			Ps.	13,403,133

	Subtotal Hybrid Notes			Ps.	13,403,133

At December 31, 2020				(Thousands of Mexican pesos)
Currency	Loan	Interest rate	Maturity	Total
Lines of Credit and others
Mexican pesos
	Lines of credit (ii)	TIIE + 0.300% - TIIE + 1.000%	2021	Ps.	27,100,000
Peruvian Soles
	Lines of credit (ii)	1.200% - 1.450%	2021	Ps.	17,094,079
Chilean pesos
	Lines of credit (ii)	TAB + 0.350% and TAB + 0.450%	2021	Ps.	8,868,181
	Financial Leases	8.700% - 8.970%	2021 - 2027	Ps.	57,266

	Subtotal Lines of Credit and others			Ps.	53,119,526

	Total debt			Ps.	628,382,956

	Less: Short-term debt and current portion of long-term debt			Ps.	148,083,184

	Long-term debt			Ps.	480,299,772

L= LIBOR (London Interbank Offered Rate)

TIIE = Mexican Interbank Rate

CDI = Brazil Interbank Deposit Rate

TAB= Chilean weighted average funding rate

Interest rates on the Company’s debt are subject to variances in international and local rates. The Company’s weighted average cost of borrowed funds at December 31, 2019, and December 31, 2020 was approximately 4.16% and 3.72%, respectively.

Such rates do not include commissions or the reimbursements for Mexican tax withholdings (typically a tax rate of 4.9%) that the Company must pay to international lenders.

An analysis of the Company’s short-term debt maturities as of December 31, 2019, and December 31, 2020, is as follows:

	2019		2020
Obligations and Senior Notes	Ps.	88,438,286	Ps.	95,007,014
Lines of credit		40,722,004		53,062,260
Financial Leases		11,743		13,910

Total	Ps.	129,172,033	Ps.	148,083,184

Weighted average interest rate		3.31%		2.23%

The Company’s long-term debt maturities as of December 31, 2020 are as follows:

Years	Amount
2022	Ps.	112,091,112
2023		25,594,561
2024		31,721,298
2025 and thereafter		310,892,801

Total	Ps.	480,299,772

(i) Senior Notes

The outstanding Senior Notes at December 31, 2019, and December 31, 2020, are as follows:

Currency*	2019		2020
U.S. dollars	Ps.	169,142,643	Ps.	186,531,417
Mexican pesos		58,129,292		51,282,881
Euros**		222,190,375		183,988,456
Pounds sterling**		54,962,779		59,993,720
Brazilian reais		34,948,736		32,533,191
Japanese yens		2,255,663		2,511,701
Chilean pesos		3,562,695		4,078,453

*	Thousands of Mexican pesos
**	Includes secured and unsecured senior notes.

(ii) Lines of credit

At December 31, 2019, and December 31, 2020, debt under lines of credit aggregated to Ps.$53,645 million and Ps.$53,062 million, respectively.

The Company has two revolving syndicated credit facilities, one for the Euro equivalent of U.S. $2,000 million and the other for U.S. $2,500 million maturing in 2021 and 2024, respectively. As long as the facilities are committed, a commitment fee is paid. As of December 31, 2020, these credit facilities are undrawn. Telekom Austria has an undrawn revolving syndicated credit facility in Euros for €1,000 million that matures in 2026.

(iii) Hybrid Notes

We currently have a Capital Securities (hybrid notes) maturing in 2073: a series denominated in euros for a total amount of €550 million with a coupon of 6.375%. The Capital Securities are deeply subordinated, and when they were issued the principal rating agencies stated that they would treat only half of the principal amount as indebtedness for purposes of evaluating our leverage (an analysis referred to as 50.0% equity credit). The Capital Securities are subject to redemption at our option at varying dates beginning in 2023 for the euro-denominated series.

(iv) Commercial Paper

In August 2020, we established a new Euro-Commercial Paper program for a total amount of €2,000 million. At December 31, 2020, debt under this program aggregated to Ps.40,940 million.

Restrictions

A portion of the debt is subject to certain restrictions with respect to maintaining certain financial ratios, as well as restrictions on selling a significant portion of groups of assets, among others. At December 31, 2020, the Company was in compliance with all these requirements.

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

At December 31, 2020, the Company was in compliance with all the covenants.

15. Right-of-use assets and lease debt

The Company has lease contracts for various items of towers & sites, property and other equipment used in its operations. Towers and sites generally have lease terms between 5 and 12 years, while property and other equipment generally have lease terms between 5 and 25 years.

At December 31, 2019 and 2020 the right-of-use assets and lease liabilities are as follows:

	Right-of-use assets								Liability related to right-of-use of assets
	Towers & Sites		Property		Other equipment		Total
As of January 1, 2019	Ps.	94,252,098	Ps.	21,075,884	Ps.	4,750,320	Ps.	120,078,302	Ps.	119,387,660
Additions and release		6,364,508		921,542		729,001		8,015,051		7,437,621
Business Combinations		9,668,507		—		—		9,668,507		10,810,111
Modifications		7,474,469		1,288,974		728,837		9,492,280		8,363,045
Depreciation		(17,286,497)		(4,941,222)		(1,365,847)		(23,593,566)		—
Interest expense		—		—		—		—		7,940,240
Payments		—		—		—		—		(26,765,075)
Translation adjustment		(4,370,636)		(905,808)		(380,907)		(5,657,351)		(6,576,869)

Balance at December 31, 2019	Ps.	96,102,449	Ps.	17,439,370	Ps.	4,461,404	Ps.	118,003,223	Ps.	120,596,733

Balance at the beginning of the year	Ps.	96,102,449	Ps.	17,439,370	Ps.	4,461,404	Ps.	118,003,223	Ps.	120,596,733
Additions and release		5,745,869		309,576		1,514,519		7,569,964		4,833,959
Modifications		8,559,335		(3,035,831)		1,048,858		6,572,362		7,769,326
Depreciation		(22,064,413)		(3,440,428)		(2,866,244)		(28,371,085)		—
Interest expense		—		—		—		—		9,134,288
Payments		—		—		—		—		(29,623,565)
Translation adjustment		(3,124,365)		932,748		393,997		(1,797,620)		(3,383,500)

Balance at December 31, 2020	Ps.	85,218,875	Ps.	12,205,435	Ps.	4,552,534	Ps.	101,976,844	Ps.	109,327,241

At December 31, 2019 and 2020, the total of the right-of-use assets include an amount of Ps.22,878,245 and Ps.$18,499,851, corresponding to related parties, respectively and the total of lease liabilities include an amount of Ps.23,805,275 and Ps.$20,016,478 corresponding to related parties, respectively.

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

The lease debt of the Company is integrated according to its maturities as follows:

	2020
Short term	Ps.	25,067,905
Long term		84,259,336

Total	Ps.	109,327,241

The Company’s long-term debt maturities as of December 31, 2020 are as follows:

Year ended December 31,
2022	Ps.	35,744,268
2023		12,778,050
2024		9,606,195
2025 and thereafter		26,130,823

Total	Ps.	84,259,336

During the years ended December 31 2019 and 2020, the Company recognized expenses as follows:

	2019
	Others	Related parties	Total
Depreciation expense of right-of-use assets	Ps.18,176,521	Ps.5,417,045	Ps.23,593,566
Interest expense on lease liabilities	5,654,721	2,285,519	7,940,240
Expense relating to short-term leases	1,978,403	1,958	1,980,361
Expense relating to leases of low-value assets	25,935	—	25,935
Variable lease payments	1,299,502	—	1,299,502

Total	Ps.27,135,082	Ps.7,704,522	Ps.34,839,604

	2020
	Others	Related parties	Total
Depreciation expense of right-of-use assets	Ps.22,404,924	Ps.5,966,161	Ps.28,371,085
Interest expense on lease liabilities	7,081,693	2,052,595	9,134,288
Expense relating to short-term leases	32,238	—	32,238
Expense relating to leases of low-value assets	2,883	—	2,883
Variable lease payments	78,494	—	78,494

Total	Ps.29,600,232	Ps.8,018,756	Ps.37,618,988

Impact on accounting for changes in lease payments applying the exemption.

Based on the information available for evaluation as of the date of adoption, the effect of applying this amendment to IFRS 16 in the Company’s consolidated financial statements as of December 31, 2020 was Ps.277,680, reflecting an adjustment to accrued liability for leases and recognizing a benefit in the income statement for the period.

16. Accounts payable, accrued liabilities and asset retirement obligations

a) The components of the captions account payable and accrued liabilities are as follows:

	At December 31,
	2019	2020
Suppliers	Ps.113,370,716	Ps.74,285,881
Sundry creditors	90,849,195	101,406,307
Interest payable	8,057,170	7,661,762
Guarantee deposits from customers	1,467,835	1,386,645
Dividends payable	2,367,908	2,254,877

Total	Ps.216,112,824	Ps.186,995,472

b) The balance of accrued liabilities at December 31, 2019 and 2020 are as follows:

	At December 31,
	2019		2020
Current liabilities
Direct employee benefits payable	Ps.	17,991,283	Ps.	18,965,160
Contingencies		34,379,969		31,326,691

Total	Ps.	52,371,252	Ps.	50,291,851

The movements in contingencies for the years ended December 31, 2019 and 2020 are as follows:

	Balance at December 31, 2018		Business combination		Effect of translation		Increase of the year		Applications				Reclassification by adoption of IFRIC 23		Balance at December 31, 2019
									Payments		Reversals
Contingencies	Ps.	40,281,573	Ps.	1,378,611	Ps.	(2,302,058)	Ps.	6,410,975	Ps.	(5,483,327)	Ps.	(1,833,518)	Ps.	(4,072,287)	Ps.	34,379,969

	Balance at December 31, 2019		Business combination		Effect of translation		Increase of the year		Applications				Balance at December 31, 2020
									Payments		Reversals
Contingencies	Ps.	34,379,969	Ps.	292	Ps.	(4,290,753)	Ps.	7,442,292	Ps.	(3,214,407)	Ps.	(2,990,702)	Ps.	31,326,691

Contingencies include tax, labor, regulatory and other legal type contingencies. See Note 17 b) for detail of contingencies.

c) The movements in the asset retirement obligations for the years ended December 31, 2019 and 2020 are as follows:

	Balance at December 31, 2018		Business combination		Effect of translation		Increase of the year		Applications				Balance at December 31, 2019
									Payments		Reversals
Asset retirement obligations	Ps.	15,971,601	Ps.	293,548	Ps.	(1,339,033)	Ps.	1,600,197	Ps.	(128,842)	Ps.	(580,727)	Ps.	15,816,744

	Balance at December 31, 2019		Business combination		Effect of translation		Increase of the year		Applications				Balance at December 31, 2020
									Payments		Reversals
Asset retirement obligations	Ps.	15,816,744	Ps.	—	Ps.	374,418	Ps.	2,412,908	Ps.	(593,644)	Ps.	(122,435)	Ps.	17,887,991

The discount rates used for the asset retirement obligation are based on market rates that are expected to be undertaken by the dismantling or restoration of cell sites and may include labor costs.

17. Commitments and Contingencies

a) Commitments

The Company and its subsidiaries have commitments that mature on different dates, related to committed capital expenditures and cell phone purchases.

As of December 31, 2020, the total amounts equivalent to the contract period are detailed below:

Year ended December 31,
2021	Ps.	74,446,526
2022		37,345,449
2023		2,240,297
2024 and thereafter		13,555,946

Total	Ps.	127,588,218

b) Contingencies

In each of the countries in which we operate, we are party to legal proceedings in the ordinary course of business. These proceedings include tax, labor, antitrust, contractual matters and administrative and judicial proceedings concerning regulatory matters regarding interconnection and tariffs. The following is a description of our material legal proceedings.

(1) Mexican Tax Assessment and Fine

In 2014, the Mexican Tax Administration Service (Servicio de Administración Tributaria) (“SAT”) notified the Company a Ps.529,700 tax assessment related to the Company’s tax return for the fiscal year ended December 31, 2005, pursuant to which the SAT has determined a reduction of the Company’s consolidated tax loss for such year from Ps.8,556,000 to zero. Furthermore, in 2012 the SAT notified the Company’s subsidiary Sercotel, S.A. de C.V. a tax assessment of approximately Ps.1,400,000. The Company and such subsidiary challenged these tax assessments and once all corresponding instances had been concluded, during the second half of 2020, the Federal Tax Court issued a final judgment annulling such tax assessments.

(2) Telcel Mobile Termination Rates

The mobile termination rates between Telcel and other network operators have been the subject of various legal proceedings. With respect to interconnection fees for 2017, 2018, 2019, 2020 and 2021, Telcel has challenged the applicable resolutions and final resolutions are pending. With respect to 2021, Telcel will challenge the applicable resolutions.

Given that the “zero rate” that prevented Telcel from charging termination rates in its mobile network was held unconstitutional by the Supreme Court (Suprema Corte de Justicia de la Nación “SCJN”), the IFT has determined asymmetric interconnection rates for the termination of traffic in Telcel’s and other operators’ networks for 2018, 2019, 2020 and 2021. The resolutions setting such rates have been challenged by Telcel, and final resolutions are pending.

The Company expects that mobile termination rates, as well as other rates applicable to mobile interconnection (such as transit), will continue to be the subject of litigation and administrative proceedings. The Company cannot predict when or how these disputes will be resolved or the financial effects of any such resolution.

(3) Telcel Class Action Lawsuits

One of the three class action lawsuits that have been filed against Telcel by customers allegedly affected by Telcel’s quality of service and wireless and broadband rates continues in process, the remaining two lawsuits have been concluded without any adverse effect on the Company. At this stage, the Company cannot assess whether this class action lawsuit could have an adverse effect on the Company’s business and results of operations in the event that it is resolved against Telcel, due to uncertainty about the factual and legal claims underlying this proceeding. Consequently, the Company has not established a provision in the accompanying consolidated financial statements for an eventual loss arising from this proceeding.

(4) IFT Proceedings Against Telmex

In 2018, the IFT imposed a fine of Ps.2,543,937 on Telmex relating to a sanction procedure triggered by the alleged breach in 2013 and 2014 of certain minimum quality goals for link services. Telmex challenged this fine, and a final resolution is pending.

(5) Brazilian Tax Matters

As of December 31, 2020, certain Company’s Brazilian subsidiaries had aggregate tax contingencies of Ps.119,231,362 (R$ 31,060,349) for which the Company has established provisions of Ps.17,643,740 (R$ 4,596,280) in the accompanying consolidated financial statements for eventual losses arising from contingencies that the Company considers probable. The most significant contingencies for which provisions have been established are:

•

Ps.41,974,641 (R$ 10,934,598) aggregate contingencies and Ps.3,101,862 (R$ 808,050) provisions related to value-added tax (Imposto sobre a Circulação de Mercadorias e Prestação de Serviços or “ICMS”) assessments;

•

Ps.20,151,371 (R$ 5,249,530) aggregate contingencies and Ps.3,319,251 (R$ 864,681) provisions related to social contribution on net income (Contribuição Social sobre o Lucro Líquido or “CSLL”) and corporate income tax (Imposto de Renda sobre Pessoa Jurídica or “IRPJ”) assessments;

•

Ps.14,991,233 (R$ 3,905,289) aggregate contingencies and Ps.4,993,865 (R$ 1,300,926) provisions related to the social integration program (Programa de Integração Social or “PIS”) and the contribution for social security financing (Contribuição para o Financiamento da Seguridade Social or “COFINS”) assessments;

•

Ps.11,476,895 (R$ 2,989,787) aggregate contingencies and Ps.1,428,756 (R$ 372,198) provisions mainly related to an allegedly improper exclusion of interconnection revenues and costs from the basis used to calculate Fund for Universal Telecommunication Services (Fundo de Universalização dos Serviços de Telecomunicações or “FUST”) obligations, which are being contested;

•

Ps.4,410,628 (R$ 1,148,990) aggregate contingencies and Ps.656 (R$ 171) provisions related to an alleged underpayment of obligations to the Telecommunications Technology Development Fund (Fundo para o Desenvolvimento Tecnológico das Telecomunicações or “FUNTTEL”), which are being challenged and a final resolution is pending;

•

Ps.1,688,790 (R$ 439,938) aggregate contingencies and Ps.46,947 (R$ 12,230) provisions related to the alleged nonpayment of Services Tax (Imposto Sobre Serviços or “ISS”) over several communication services, including Pay TV services, considered taxable for ISS by the Municipal Revenue Services, which are being challenged and a final resolution is pending;

•

Ps.4,183,953 (R$ 1,089,940) aggregate contingencies and Ps.108,877 (R$ 28,363) provisions arising, among others, from the alleged underpayment of IRRF and CIDE taxes and on remittances made to foreign operators as remuneration for completing international calls abroad (outgoing traffic); and

•	Ps.3,848,354 (R$ 1,002,515) aggregate contingencies and Ps.3,826,631 (R$ 996,856) provisions related to the requirement to contribute to the Promotion of Public Radio Broadcasting (“EBC”).

In addition, the Company’s Brazilian subsidiaries are subject to a number of contingencies for which it has not established provisions in the accompanying consolidated financial statements because the Company does not consider the potential losses related to these contingencies to be probable. These include a fine for Ps.12,921,410 (R$ 3,366,090) imposed for an unpaid installation inspection fee (Taxa de Fiscalização de Instalação or “TFI”) allegedly due for the renovation of radio base stations, which is being challenged on the basis that there was no new equipment installation that could have led to this charge.

(6) Anatel Challenge to Inflation Adjustments

Anatel has challenged the calculation of inflation-related adjustments due under the concession agreements with Tess S.A. (“Tess”), and Algar Telecom Leste S.A. (“ATL”), two of the Company’s subsidiaries that were previously merged into Claro Brasil. Anatel rejected Tess and ATL’s calculation of the inflation-related adjustments applicable to 60% of the concessions price (which was due in three equal annual installments, subject to inflation-related adjustments and interest), claiming that the companies’ calculation of the inflationrelated adjustments resulted in a shortfall of the installment payments. The companies have filed declaratory and consignment actions seeking the resolution of the disputes and have obtained injunctions from a federal appeals court suspending payment until the pending appeals are resolved.

The amount of the alleged shortfall as well as the method used to calculate monetary corrections are in dispute. If other methods or assumptions are applied, the amount may increase. In 2019, Anatel calculated the monetary correction in a total amount of Ps.15,738,670 (R$ 4,100,000). As of December 31, 2020, the Company has established a provision of Ps.2,625,671 (R$ 684,000) in the accompanying consolidated financial statements for the losses arising from these contingencies, which the Company considers probable.

18. Employee Benefits

An analysis of the net liability and net period cost for employee benefits is as follows:

	At December 31,
	2019		2020
Mexico	Ps.	116,537,660	Ps.	129,260,355
Puerto Rico		13,228,592		14,924,874
Brazil		9,503,738		8,913,548
Europe		12,827,318		14,392,445
Ecuador		409,750		488,161
El Salvador				154,422
Nicaragua				61,337
Honduras				35,060

Total	Ps.	152,507,058	Ps.	168,230,202

	For the year ended December 31
	2018		2019		2020
Mexico	Ps.	12,046,208	Ps.	12,788,464	Ps.	14,911,208
Puerto Rico		686,067		747,755		664,046
Brazil		579,432		511,964		722,412
Europe		619,039		2,526,957		1,701,424
Ecuador		58,354		34,425		67,402
El Salvador						15,751
Nicaragua						3,711

		13,989,100	Ps.	16,609,565	Ps.	18,085,954

a) Defined Benefit Plans

The defined benefit obligation (DBO) and plan assets for the pension and other benefit obligation plans, by country, are as follows:

	At December 31
	2019								2020
	DBO		Plan Assets		Effect of asset celling		Net employee benefit liability		DBO		Plan Assets		Effect of asset celling		Net employee benefit liability
Mexico	Ps.	280,602,176	Ps.	(164,910,346)	Ps.		Ps.	115,691,830	Ps.	278,434,302	Ps.	(150,090,481)	Ps.		Ps.	128,343,821
Puerto Rico		35,803,893		(22,575,301)				13,228,592		40,240,193		(25,315,319)				14,924,874
Brazil		21,412,097		(18,815,174)		4,428,021		7,024,944		18,568,932		(16,143,783)		3,393,640		5,818,789
Europe		4,538,543						4,538,543		5,490,873						5,490,873

Total	Ps.	342,356,709	Ps.	(206,300,821)	Ps.	4,428,021	Ps.	140,483,909	Ps.	342,734,300	Ps.	(191,549,583)	Ps.	3,393,640	Ps.	154,578,357

Below is a summary of the actuarial results generated for the pension and retirement plans as well as the medical services in Puerto Rico and Brazil; the pension plans and seniority premiums related to Telmex; the pension plan, the service awards plan and severance in Austria corresponding to the years ended December 31, 2018, 2019 and 2020:

	At December 31, 2018
	DBO		Plan Assets		Effect of asset celling		Net employee benefit liability
Balance at the beginning of the year	Ps.	329,113,625	Ps.	(227,688,604)	Ps.	6,519,560	Ps.	107,944,581
Current service cost		3,322,813						3,322,813
Interest cost on projected benefit obligation		30,185,257						30,185,257
Expected return on plan assets				(20,804,104)				(20,804,104)
Changes in the asset ceiling during the period and others						587,373		587,373
Past service costs and other				157,765				157,765
Actuarial gain for changes in experience		(7,222)						(7,222)
Actuarial loss from changes in demographic assumptions		134,625						134,625
Actuarial gain from changes in financial assumptions		(24,890)						(24,890)

Net period cost	Ps.	33,610,583	Ps.	(20,646,339)	Ps.	587,373	Ps.	13,551,617
Actuarial gain for changes in experience		(21,283,470)						(21,283,470)
Actuarial loss from changes in demographic assumptions		68,482						68,482
Actuarial gain from changes in financial assumptions		(1,246,539)						(1,246,539)
Changes in the asset ceiling during the period and others						(1,055,409)		(1,055,409)
Return on plan assets greater than discount rate (shortfall)				23,503,296				23,503,296

Recognized in other comprehensive income	Ps.	(22,461,527)	Ps.	23,503,296	Ps.	(1,055,409)	Ps.	(13,640)
Contributions made by plan participants		173,722		(173,722)				—
Contributions to the pension plan made by the Company				(1,565,792)				(1,565,792)
Benefits paid		(19,546,541)		19,546,541				—
Payments to employees		(10,651,938)						(10,651,938)
Effect of translation		(3,535,477)		3,353,498		(963,981)		(1,145,960)

Others	Ps.	(33,560,234)	Ps.	21,160,525	Ps.	(963,981)	Ps.	(13,363,690)
Balance at the end of the year		306,702,447		(203,671,122)		5,087,543		108,118,868
Less short-term portion		(212,141)						(212,141)

Non-current obligation	Ps.	306,490,306	Ps.	(203,671,122)	Ps.	5,087,543	Ps.	107,906,727

	At December 31, 2019
	DBO		Plan Assets		Effect of asset celling		Net employee benefit liability
Balance at the beginning of the year	Ps.	306,702,447	Ps.	(203,671,122)		5,087,543	Ps.	108,118,868
Current service cost		2,591,975						2,591,975
Interest cost on projected benefit obligation		31,001,348						31,001,348
Expected return on plan assets				(20,070,037)				(20,070,037)
Changes in the asset ceiling during the period and others						445,743		445,743
Past service costs and others				144,481				144,481
Actuarial gain for changes in experience		(22,599)						(22,599)
Actuarial gain from changes in demographic assumptions		(129)						(129)
Actuarial loss from changes in financial assumptions		36,163						36,163

Net period cost	Ps.	33,606,758	Ps.	(19,925,556)	Ps.	445,743	Ps.	14,126,945
Actuarial loss for changes in experience		31,606,323						31,606,323
Actuarial gain from changes in demographic assumptions		(339,657)						(339,657)
Actuarial loss from changes in financial assumptions		7,207,072						7,207,072
Changes in the asset ceiling during the period and others						(712,064)		(712,064)
Return on plan assets greater than discount rate (shortfall)				423,514				423,514

Recognized in other comprehensive income	Ps.	38,473,738	Ps.	423,514	Ps.	(712,064)	Ps.	38,185,188
Contributions made by plan participants		155,188		(155,188)				—
Contributions to the pension plan made by the Company				(1,337,610)				(1,337,610)
Benefits paid		(15,836,928)		15,836,928				—
Payments to employees		(16,996,920)						(16,996,920)
Effect of translation		(3,534,509)		2,528,213		(393,201)		(1,399,497)

Others	Ps.	(36,213,169)	Ps.	16,872,343	Ps.	(393,201)	Ps.	(19,734,027)
Balance at the end of the year		342,569,774		(206,300,821)		4,428,021		140,696,974
Less short-term portion		(213,065)						(213,065)

Non-current obligation	Ps.	342,356,709	Ps.	(206,300,821)	Ps.	4,428,021	Ps.	140,483,909

	At December 31, 2020
	DBO		Plan Assets		Effect of asset celling		Net employee benefit liability
Balance at the beginning of the year	Ps.	342,569,774	Ps.	(206,300,821)	Ps.	4,428,021	Ps.	140,696,974
Current service cost		2,810,584						2,810,584
Interest cost on projected benefit obligation		30,482,173						30,482,173
Expected return on plan assets				(17,655,119)				(17, 655,119)
Changes in the asset ceiling during the period and others						278,639		278,639
Past service costs and other				148,253				148,253
Actuarial gain for changes in experience		(8,945)						(8,945)
Actuarial gain from changes in demographic assumptions		(270)						(270)
Actuarial loss from changes in financial assumptions		20,219						20,219

Net period cost	Ps.	33,303,761	Ps.	(17,506,866)	Ps.	278,639	Ps.	16,075,534
Actuarial gain for changes in experience		(9,677)						(9,677)
Actuarial gain from changes in demographic assumptions		(103,987)						(103,987)
Actuarial loss from changes in financial assumptions		3,475,345						3,475,345
Changes in the asset ceiling during the period and others						(542,430)		(542,430)
Return on plan assets greater than discount rate (shortfall)				12,320,777				12,320,777
Actuarial loss from changes in demographic assumptions		(924,084)						(924,084)

Recognized in other comprehensive income	Ps.	2,437,597	Ps.	12320,777	Ps.	(542,430)	Ps.	14,215,944
Contributions made by plan participants		137,947		(137,947)				—
Contributions to the pension plan made by the Company				(1,882,654)				(1,882,654)
Benefits paid		(19,740,727)		19,740,727				—
Payments to employees		(14,426,720)						(14,426,720)
Effect of translation		(1,278,392)		2,217,201		(770,590)		168,219

Others	Ps.	(35,307,892)	Ps.	19,937,327	Ps.	(770,590)	Ps.	(16,141,155)
Balance at the end of the year		343,003,240		(191,549,583)		3,393,640		154,847,297
Less short-term portion		(268,940)						(268,940)

Non-current obligation	Ps.	342,734,300	Ps.	(191,549,583)	Ps.	3,393,640	Ps.	154,578,357

In the case of other subsidiaries in Mexico, the net period cost of other employee benefits for the years ended December 31, 2018, 2019 and 2020 was Ps.(16,347) , Ps.49,050 and Ps.174,994, respectively. The balance of other employee benefits at December 31, 2019 and 2020 was Ps.845,830 and Ps.916,534, respectively.

In the case of Brazil, the net period cost of other benefits for the years ended December 31, 2018, 2019 and 2020 was Ps.98,658, Ps.99,498 and Ps.268,562, respectively. The balance of employee benefits at December 31, 2019 and 2020 was Ps.2,402,285 and Ps.2,111,801, respectively.

In the case of Ecuador, the net period cost of other benefits for the years ended December 31, 2018, 2019 and 2020 was Ps.58,354, Ps.34,425 and Ps.67,402, respectively. The balance of employee benefits at December 31, 2019 and 2020 was Ps.409,750 and Ps.488,161, respectively.

In the case of Central America, the net period cost of other benefits for the years ended December 31, 2020 was Ps.19,462. The balance of employee benefits at December 31, 2020 was Ps.250,819.

Plan assets are invested in:

At December 31

	2019			2020
	Puerto Rico	Brazil	Mexico	Puerto Rico	Brazil	Mexico
Equity instruments	41%	—	64%	43%	—	68%
Debt instruments	58%	94%	36%	22%	95%	32%
Others	1%	6%	—	35%	5%	—

	100%	100%	100%	100%	100%	100%

Included in the Telmex’s net pension plan liability are plan assets of Ps.164,910,346 and Ps.150,090,481 as of December 31, 2019 and 2020, respectively, of which 31.9% and 39.6% during 2019 and 2020, respectively, were invested in equity and debt instruments of both América Movil and also of related parties, primarily entities that are under common control of the Company’s principal shareholder. The Telmex pension plan recorded a re-measurement of its defined pension plan of Ps.34,782,129 and Ps.11,753,416 during 2019 and 2020, respectively, attributable to a change in actuarial assumptions, and also a decline in the fair value of plan investments from December 31, 2019 to December 31, 2020. The decrease in fair value of the aforementioned related party pension plan investments approximated Ps.4,156,919 and Ps.14,820,220 during the years ended December 31, 2019 and 2020, respectively.

The assumptions used in determining the net period cost were as follows:

	2018				2019				2020
	Puerto Rico	Brazil	Mexico	Europe	Puerto Rico	Brazil	Mexico	Europe	Puerto Rico	Brazil	Mexico	Europe
				1.25%,				0.75%,		6.48% &		0.25%,
				1.75% &				1.00% &				0.50% &
Discount rate and long- term rate return	4.45%	9.10%	11.81%	2.00%	3.23%	7.03%	10.50%	1.25%	2.34%	7.39%	10.04%	0.75%

				3.0.%,				3.00%,				3.00%,

				3.5% &				3.5% &				3.5% &

Rate of future salary increases	2.75%	4.00%	3.55%	4.40%	2.75%	3.80%	3.20%	4.40%	2.75%	3.25%	2.84%	4.10%

Percentage of increase in health care costs for the coming year	3.87%	10.50%			3.18%	10.30%			2.28%	9.96%

Year to which this level will be maintained	N/A	2029			N/A	2029			N/A	2031

Rate of increase of pensions				1.60%				1.60%				1.60%

Employee turnover rate*				0.0%-1.51%				0.00%-1.38%				0.00%-1.31%

*	Depending on years of service

Biometric

Puerto Rico:
Mortality:	RP 2014, MSS 2020 Tables.
Disability:	1985 Pension Disability Table

Brazil:

Mortality:	2000 Basic AT Table for gender
Disability for assets:	UP 84 modified table for gender
Disability retirement:	80 CSO Code Table
Rotation:	Probability of leaving the Company other than death, Disability and retirement is zero

Europe

Life expectancy in Austria is base on “AVÖ 2018-P – Rechnungsgrundlagen für die Pensionsversicherung – Pagler & Pagler”.

Telmex
Mortality:	Mexican 2000 (CNSF) adjusted
Disability:	Mexican Social Security adjusted by Telmex experience
Turnover:	Telmex experience
Retirement:	Telmex experience

For the year ended December 31, 2020, the Company conducted a sensitivity analysis on the most significant variables that affect the DBO, simulating independently, reasonable changes to roughly 100 basis points in each of these variables. The increase (decrease) would have resulted in the DBO pension and other benefits at December 31, 2020 are as follows:

	-100 points		+100 points
Discount rate	Ps.	29,012,552	Ps.	(25,541,956)
Health care cost trend rat	Ps.	(665,934)	Ps.	781,238

Telmex Plans

Part of the Telmex´s employees are covered under defined benefit pension plans and seniority premiums. Pension benefits and seniority premiums are determined on the basis in their final year of employment, their seniority, and their age at the time of retirement. Telmex has set up an irrevocable trust fund to finance these employee benefits and has adopted the policy of making contributions to such fund when it is considered necessary.

Europe

Defined benefit pension plans

A1 Telekom Austria Group provides defined benefits for certain former employees in Austria. All eligible employees are retired and were employed prior to January 1, 1975. This unfunded plan provides benefits based on a percentage of salary and years employed, not exceeding 80% of the salary before retirement, and taking into consideration the pension provided by the social security system. A1 Telekom Austria Group is exposed primarily to the risk of development of life expectancy and inflation because the benefits from pension plans are lifetime benefits. Furthermore, at December 31, 2020 and 2019, approximately 10% and 10%, respectively, of the obligation for pensions relate to the employees of the company Akenes in Lausanne, which was acquired in 2017.

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

Severance

Defined contribution plans

Employees who started work for A1 Telekom Austria Group in Austria on or after January 1, 2003 are covered by a defined contribution plan. A1 Telekom Austria Group paid Ps.54,945 and Ps.66,294 (1.53% of the salary or wage) into this defined contribution plan (BAWAG Allianz Mitarbeitervorsorgekasse AG) in 2019 and 2020, respectively.

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

At December 31, 2019 and 2020, the balance of the DCP liability was Ps.76,509 and Ps, 980,014 respectively. For the years ended December 31, 2018, 2019 and 2020 the cost of labor were Ps.2,377, Ps.3,365 and Ps.2,930, respectively.

Europe

In Austria, pension benefits are generally provided by the social security system for employees, and by the government for civil servants. The contributions of 12.55% that A1 Telekom Austria Group made in 2019 and 2020 to the social security system and the government in Austria, amount to Ps.1,334,713 and Ps.1,474,721, respectively. Contributions of the foreign subsidiaries into the respective systems range between 7% and 29% and amount to Ps.530,888 and Ps.601,476 in 2019 and 2020, respectively.

Additionally, A1 Telekom Austria Group offers a defined contribution plan for employees of some of its Austrian subsidiaries. A1 Telekom Austria Group’s contributions to this plan are based on a percentage of the compensation not exceeding 5%. The annual expenses for this plan amounted to Ps.281,693 and Ps.295,567 in 2019 and 2020, respectively.

As of December 31, 2019 and 2020 the liability related to this defined contribution plan amounted to Ps.111,724 and Ps.134,034, respectively.

Other countries

For the rest of the countries where the Company operates and that do not have defined benefit plans or defined contribution plans, the Company makes contributions to the respective governmental social security agencies which are recognized in results of operations as they are incurred.

c) Long-term direct employee benefits

	Balance at December 31, 2018		Effect of translation		Increase of the year	Applications		Balance at December 31, 2019
						Payments	Reversals
Long-term direct employee benefits	Ps.	8,111,778	Ps.	(518,180)	Ps.2,528,224	Ps.(1,946,055)	Ps. —	Ps.8,175,767

	Balance at December 31, 2019		Effect of translation		Increase of the year	Applications		Balance at December 31, 2020
						Payments	Reversals
Long-term direct employee benefits	Ps.	8,175,767	Ps.	1,256,880	Ps.1,729,392	Ps.(2,411,436)	Ps. —	Ps.8,750,603

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

19. Financial Assets and Liabilities

Set out below is the categorization of the financial instruments, excluding cash and cash equivalents, held by the Company as of December 31, 2019 and 2020:

	December 31, 2019
	Loans and Receivables		Fair value through profit or loss		Fair value through OCI
Financial Assets:
Equity investments at fair value through OCI and other short term investments	Ps.	10,145,615	Ps.	—	Ps.	37,572,410
Accounts receivable from subscribers, distributors, contractual assets and other		196,217,010		—		—
Related parties		1,273,140		—		—
Derivative financial instruments		—		6,825,760		—

Total	Ps.	207,635,765	Ps.	6,825,760	Ps.	37,572,410

Financial Liabilities:
Debt	Ps.	624,254,477	Ps.	—	Ps.	—
Liability related to right-of-use of assets		120,596,733		—		—
Accounts payable		216,112,824		—		—
Related parties		3,460,419		—		—
Derivative financial instruments		—		9,596,751		—

Total	Ps.	964,424,453	Ps.	9,596,751	Ps.	—

	December 31, 2020
	Loans and Receivables		Fair value through profit or loss		Fair value through OCI
Financial Assets:
Equity investments at fair value through OCI and other short term investments	Ps.	4,603,284	Ps.	—	Ps.	50,033,111
Accounts receivable from subscribers, distributors, contractual assets and other		171,213,415		—		—
Related parties		1,391,300		—		—
Derivative financial instruments		—		20,928,335		—

Total	Ps.	177,207,999	Ps.	20,928,335	Ps.	50,033,111

Financial Liabilities:
Debt	Ps.	628,382,956	Ps.	—	Ps.	—
Liability related to right-of-use of assets		109,327,241		—		—
Accounts payable		186,995,472		—		—
Related parties		3,999,916		—		—
Derivative financial instruments		—		14,230,249		—

Total	Ps.	928,705,585	Ps.	14,230,249	Ps.	—

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

The fair value for the financial assets (excluding cash and cash equivalents) and financial liabilities shown in the consolidated statements of financial position at December 31, 2019 and 2020 is as follows:

	Measurement of fair value at December 31, 2019
	Level 1		Level 2		Level 3		Total
Assets:
Equity investments at fair value through OCI and other short-term investments	Ps.	37,572,410	Ps.	10,145,615	Ps.	—	Ps.	47,718,025
Derivative financial instruments		—		6,825,760		—		6,825,760
Pension plan assets		185,981,861		20,294,557		24,403		206,300,821

Total	Ps.	223,554,271	Ps.	37,265,932	Ps.	24,403	Ps.	260,844,606

Liabilities:
Debt	Ps.	582,003,256	Ps.	101,667,421	Ps.	—	Ps.	683,670,677
Liability related to right-of-use of assets		120,596,733		—		—		120,596,733
Derivative financial instruments		—		9,596,751		—		9,596,751

Total	Ps.	702,599,989	Ps.	111,264,172	Ps.	—	Ps.	813,864,161

	Measurement of fair value at December 31, 2020
	Level 1		Level 2		Level 3		Total
Assets:
Equity investments at fair value through OCI and other short-term investments	Ps.	50,033,111	Ps.	4,603,284	Ps.	—	Ps.	54,636,395
Derivative financial instruments		—		20,928,335		—		20,928,335
Revalued of assets		—		—		107,152,628		107,152,628
Pension plan assets		168,939,091		22,589,392		21,100		191,549,583

Total	Ps.	218,972,202	Ps.	48,121,011	Ps.	107,173,728	Ps.	374,266,941

Liabilities:
Debt	Ps.	578,712,562	Ps.	135,645,912	Ps.	—	Ps.	714,358,474
Liability related to right-of-use of assets		109,327,241		—		—		109,327,241
Derivative financial instruments		—		14,230,249		—		14,230,249

Total	Ps.	688,039,803	Ps.	149,876,161	Ps.	—	Ps.	837,915,964

Fair value of derivative financial instruments is valued using valuation techniques with market observable inputs. To determine its Level 2 fair value, the Company applies different valuation techniques including forward pricing and swaps models, using present value calculations. The models incorporate various inputs including credit quality of counterparties, foreign exchange spot and forward rates and interest rate curves. Fair value of debt Level 2 has been determined using a model based on present value calculation incorporating credit quality of AMX. The Company’s investment in equity investments at fair value, specifically the investment in KPN, is valued using the quoted prices (unadjusted) in active markets for identical assets. The net realized (loss) gain related to derivative financial instruments for the years ended December 31, 2019 and 2020 was Ps.(1,774,932) and Ps.2,606,938 respectively.

The fair value of the asset revaluation was calculated using valuation techniques, using observable market data and internal information on transactions carried out with independent third parties. To determine fair value we use level 2 and 3 information, the Company used inputs such as average rents, contract term and discount rates for discounted flow modeling techniques; in the case of discount rates, we use level 2 data where the information is public and is found in recognized databases, such as country risks, inflation, etc. In the case of average rents and contract terms, we use level 3 data, where the information is mainly internal based on lease contracts entered into with independent third parties.

During the end of the period ended December 31, 2019 and 2020, there were no transfers between the Level 1 and Level 2 fair value measurement hierarchies.

Changes in liabilities arising from financing activities

	At December 31, 2018		At January 1, 2019		Cash flow		Foreign currency exchange and other		At December 31, 2019
Debt		638,922,453		—		8,273,440		(22,941,416)		624,254,477
Liability related to right-of-use of assets		—		119,387,660		(26,765,075)		27,974,148		120,596,733

Total liabilities from financing activities	Ps.	638,922,453	Ps.	119,387,660	Ps.	(18,491,635)	Ps.	5,032,732	Ps.	744,851,210

	At December 31, 2019	Cash flow	Foreign currency exchange and other	At December 31, 2020
Debt	624,254,477	(53,091,801)	57,220,280	628,382,956
Liability related to right-of-use of assets	120,596,733	(29,623,565)	18,354,073	109,327,241

Total liabilities from financing activities	Ps.744,851,210	Ps.(82,715,366)	Ps.75,574,353	Ps.737,710,197

20. Shareholders’ Equity

a) Pursuant to the Company’s bylaws, the capital stock of the Company consists of a minimum fixed portion of Ps.270,049, (nominal amount), represented by a total of 71,063,212,170 shares (including treasury shares available for placement in accordance with the provisions of the Ley del Mercado de Valores), of which (i) 20,578,173,274 are “AA” shares (full voting rights); (ii) 519,948,436 are “A” shares (full voting rights); and (iii) 49,965,090,460 are “L” shares (limited voting rights).

b) As of December 31, 2020 and 2019, the Company’s capital stock was represented by 66,862,560,649 shares (20,578,173,274 “AA” shares, 519,926,536 “A” shares and 45,764,460,839 “L” shares), and 66,004,214,830 (20,601,632,660 “AA” shares, 530,563,378 “A” shares and 44,872,018,792 “L” shares), respectively.

c) As of December 31, 2020 and 2019, the Company’s treasury held for placement in accordance with the provisions of the Ley del Mercado de Valores and the Disposiciones de carácter general aplicables a las emisoras de valores y a otros participantes en el Mercado de valores issued by the Comisión Nacional Bancaria y de Valores, a total amount of 4,200,651,521 shares (4,200,629,621 “L” shares and 21,900 “A” shares); and 5,058,997,340 shares (5,058,975,440 “L” shares and 21,900 “A” shares), respectively, all acquired pursuant to the Company’s share repurchase program.

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

Dividends

On April 24, 2020, the Company’s shareholders approved, among other resolutions, the payment of a dividend of Ps.$0.38 (thirty-eight peso cents) per share to each of the shares series of its capital stock “AA”, “A” and “L”. It was approved, that such dividend would be paid in two installments of Ps.$0.19 (nineteen peso cents) each, on July 20 and November 09, 2020 respectively.

On April 9, 2019, the Company’s shareholders approved, among other resolutions, the payment of a dividend of Ps.$0.35 (thirty-five peso cents) per share to each of the shares series of its capital stock “AA”, “A” and “L”. It was approved, that such dividend would be paid in two installments of Ps.$0.18 (eighteen peso cents) and Ps.$0.17 (seventeen peso cents), on July 15 and November 11, 2019 respectively.

Legal Reserve

According to the Ley General de Sociedades Mercantiles, companies must allocate from the net profit of each year, at least 5% to increase the legal reserve until it reaches 20% of its capital stock. This reserve may not be distributed to shareholders during the existence of the Company, except as a stock dividend. As of December 31, 2020 and 2019, the legal reserve amounted Ps.358,440.

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

Earnings per Share

The following table shows the computation of the basic and diluted earnings per share:

	For the years ended December 31,
	2018		2019		2020
Net profit for the period attributable to equity holders of the parent	Ps.	52,566,197	Ps.	67,730,891	Ps.	46,852,605
Weighted average shares (in millions)		66,055		66,016		66,265

Earnings per share attributable to equity holders of the parent	Ps.	0.79	Ps.	1.03	Ps.	0.71

21. Components of other comprehensive loss

The movement on the components of the other comprehensive (loss) income for the years ended December 31, 2018, 2019 and 2020 is as follows:

	For the years ended December 31,
	2018	2019	2020
Controlling interest:
Unrealized (loss) gain on equity investments at fair value, net of deferred taxes	(3,765,688)	883,408	(1,952,414)
Translation effect of foreign entities	(61,223,458)	(34,010,066)	(13,558,774)
Remeasurement of defined benefit plan, net of deferred taxes	652,722	(29,153,554)	(10,026,454)
Assets revaluation surplus net of deferred taxes	—	—	64,835,155
Non-controlling interest of the items above	(2,986,018)	(1,908,304)	14,165,249

Other comprehensive (loss) income	Ps.(67,322,442)	Ps.(64,188,516)	Ps.53,462,762

22. Valuation of derivatives, interest cost from labor obligations and other financial items, net

For the years ended December 31, 2018, 2019 and 2020, valuation of derivatives and other financial items are as follows:

	For the years ended December 31,
	2018		2019		2020
Controlling interest:
(Loss) gain in valuation of derivatives, net	Ps.	(4,686,407)	Ps.	4,432,023	Ps.	12,378,193
Capitalized interest expense (Note 10 b)		2,020,288		2,233,358		1,771,613
Commissions		(1,901,473)		(2,820,477)		(1,135,082)
Interest cost of labor obligations (Note 18)		(9,968,526)		(11,377,054)		(13,105,693)
Interest expense on taxes		(555,921)		(516,522)		(59,032)
Dividend received (Note 4)		2,605,333		1,773,336		2,122,826
Gain on net monetary positions		4,429,145		4,267,194		3,262,512
Other financial cost		(2,118,755)		(5,067,200)		(3,944,229)

Total	Ps.	(10,176,316)	Ps.	(7,075,342)	Ps.	1,291,108

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

	Mexico	Telmex	Brazil	Southern Cone	Colombia	Andean	Central America	U.S.A.	Caribbean	Europe	Eliminations	Consolidated total
As of and for the year ended December 31, 2018 (in Ps.):
External revenues	207,610,244	86,339,289	188,712,666	89,149,978	75,460,428	55,633,192	44,883,585	153,266,315	36,435,541	100,716,443	—	1,038,207,681
Intersegment revenues	16,946,543	9,741,908	4,593,760	13,200,358	344,517	154,082	149,445	—	204,294	—	(45,334,907)	—

Total revenues	224,556,787	96,081,197	193,306,426	102,350,336	75,804,945	55,787,274	45,033,030	153,266,315	36,639,835	100,716,443	(45,334,907)	1,038,207,681
Depreciation and amortization	17,619,342	18,358,248	42,857,751	13,526,361	13,464,867	8,516,960	8,940,655	1,545,395	5,036,831	26,838,972	(992,802)	155,712,580
Operating income (loss)	57,450,599	8,085,764	23,494,903	16,975,797	14,388,552	5,003,915	4,867,763	2,665,270	5,811,846	4,731,562	(3,918,800)	139,557,171
Interest income	26,578,280	420,380	11,303,888	2,251,474	1,013,839	1,666,879	1,566,086	559,548	1,458,874	122,133	(36,295,212)	10,646,169
Interest expense	32,526,258	1,153,913	20,377,191	4,338,941	2,913,881	1,719,663	509,081	—	561,867	1,973,431	(34,302,793)	31,771,433
Income tax	28,842,505	643,377	4,026,444	1,390,039	2,251,877	2,498,666	2,533,600	810,898	2,774,204	707,093	(1,624)	46,477,079
Equity interest in net income (loss) of associated companies	(5,962)	44,965	(152)	(20,871)	—	—	—	—	—	(17,713)	—	267
Net profit (loss) attributable to equity holders of the parent	23,185,029	(2,201,572)	3,530,653	6,065,703	9,165,801	1,730,933	2,821,733	2,820,505	3,644,697	3,809,694	(2,006,979)	52,566,197
Assets by segment	970,564,314	174,461,398	390,791,480	127,946,573	111,975,598	96,347,779	81,640,157	38,814,907	102,531,547	186,135,358	(851,985,719)	1,429,223,392
Plant, property and equipment, net	56,056,634	103,737,293	173,197,708	62,988,635	51,422,548	35,800,477	37,146,601	1,356,237	38,011,242	80,421,642	(138,297)	640,000,720
Goodwill	27,104,632	215,381	21,388,124	2,796,759	12,770,380	5,242,365	5,466,871	3,328,533	14,186,723	53,066,729	—	145,566,497
Trademarks, net	227,774	243,556	124,910	—	—	—	—	507,033	249,984	3,313,948	—	4,667,205
Licenses and rights, net	10,573,147	—	25,873,910	12,555,496	3,400,235	9,651,582	3,605,416	—	10,294,336	27,344,273	—	103,298,395
Investment in associated companies	5,621,661	563,667	543	20,697	412	—	24,262	—	—	748,674	(3,847,209)	3,132,707
Liabilities by segments	748,965,728	136,993,838	298,308,084	94,550,901	56,211,438	50,064,761	28,592,953	35,552,678	58,716,154	117,214,746	(441,820,311)	1,183,350,970

	Mexico	Telmex	Brazil	Southern Cone	Colombia	Andean	Central America	U.S.A.	Caribbean	Europe	Eliminations	Consolidated total
As of and for the year ended December 31, 2019 (in Ps.):
External revenues	226,164,232	84,173,980	177,596,077	54,230,682	74,274,684	55,440,675	46,602,036	155,864,392	34,580,822	98,420,289	—	1,007,347,869
Intersegment revenues	11,676,015	11,863,364	4,182,248	11,041,705	361,386	92,249	132,061	—	1,136,879	—	(40,485,907)	—

Total revenues	237,840,247	96,037,344	181,778,325	65,272,387	74,636,070	55,532,924	46,734,097	155,864,392	35,717,701	98,420,289	(40,485,907)	1,007,347,869
Depreciation and amortization	24,742,622	16,346,927	39,424,474	13,847,506	13,439,489	10,256,129	11,045,817	1,396,422	6,322,648	24,975,146	(2,881,970)	158,915,210
Operating income (loss)	67,694,409	9,731,852	28,846,565	4,007,614	15,324,977	8,023,002	5,712,068	2,968,236	5,741,368	8,687,862	(1,897,418)	154,840,535
Interest income	23,713,455	1,839,973	3,155,681	896,256	1,306,571	1,283,788	532,046	324,932	1,478,560	115,359	(28,361,949)	6,284,672
Interest expense	30,972,658	1,439,785	19,021,965	3,849,318	2,952,123	2,422,887	1,406,720	385	1,435,862	2,220,168	(27,810,532)	37,911,339
Income tax	30,000,511	1,528,229	4,251,116	2,022,336	5,405,452	1,681,159	2,355,380	1,119,478	719,774	1,946,255	3,843	51,033,533
Equity interest in net income (loss) of associated companies	(3,732)	46,789	(1,538)	(23,424)	—	—	(28,795)	—	—	(6,909)	—	(17,609)
Net profit (loss) attributable to equity holders of the parent	42,598,946	(1,705,068)	5,618,095	(6,984)	9,571,046	(2,604,646)	2,335,963	2,095,807	4,312,630	5,051,145	463,957	67,730,891
Assets by segment	915,233,048	201,283,526	382,561,753	132,722,497	115,851,227	94,021,632	77,355,732	30,775,893	100,694,650	191,744,924	(710,311,225)	1,531,933,657
Plant, property and equipment, net	54,589,459	106,869,482	174,761,167	60,537,650	50,133,642	39,068,450	38,934,747	1,405,755	38,223,641	75,707,738	(888,361)	639,343,370
Goodwill	27,396,393	215,381	25,379,805	5,241,305	12,124,685	4,895,331	7,289,748	3,220,105	14,186,723	52,950,325	—	152,899,801
Trademarks, net	46,476	212,324	37,207	—	—	—	—	369,950	227,156	2,595,596	—	3,488,709
Licenses and rights, net	11,087,882	452,504	29,324,718	12,103,980	5,530,422	8,064,487	4,390,547	—	7,942,670	25,951,335	—	104,848,545
Investment in associated companies	3,562,323	610,807	111,073	(7,806)	391	—	25,603	—	—	—	(1,828,198)	2,474,193
Liabilities by segments	718,354,229	175,774,964	297,877,328	103,330,525	55,576,253	55,463,339	37,993,180	31,557,816	54,276,868	124,319,541	(349,497,251)	1,305,026,792

	Mexico	Telmex	Brazil	Southern Cone	Colombia	Andean	Central America	U.S.A.	Caribbean	Europe	Eliminations	Consolidated total
As of and for the year ended December 31, 2020 (in Ps.):
External revenues	214,578,601	77,920,910	163,865,421	55,484,744	77,282,658	53,846,358	48,073,436	177,179,369	37,182,842	111,472,191	—	1,016,886,530
Intersegment revenues	17,663,525	13,668,264	4,207,466	1,220,100	352,694	88,305	121,580	—	1,440,983	—	(38,762,917)	—

Total revenues	232,242,126	91,589,174	168,072,887	56,704,844	77,635,352	53,934,663	48,195,016	177,179,369	38,623,825	111,472,191	(38,762,917)	1,016,886,530
Depreciation and amortization	24,748,756	13,341,479	41,795,397	13,095,004	14,413,760	11,447,356	14,355,899	1,561,284	7,094,331	25,593,204	(3,202,787)	164,243,683
Operating income (loss)	70,851,525	11,204,433	25,203,504	1,877,079	15,111,947	8,698,645	4,004,501	10,579,394	6,701,086	13,159,865	(2,037,068)	165,354,911
Interest income	21,322,406	1,479,021	2,904,430	980,581	822,447	1,049,261	1,130,767	77,235	1,105,420	90,746	(25,900,278)	5,062,036
Interest expense	30,936,195	1,306,867	17,976,227	3,334,966	2,586,708	2,223,478	1,559,917	255	1,658,619	2,546,255	(25,467,747)	38,661,740
Income tax	4,905,863	577,178	(4,442,598)	992,831	2,078,789	3,115,693	1,518,953	2,856,881	2,524,214	2,234,065	4,283	16,366,152
Equity interest in net income (loss) of associated companies	(3,820)	23,955	(2,972)	(15,422)	—	—	—	—	—	(288,747)	—	(287,006)
Net profit (loss) attributable to equity holders of the parent	3,613,907	(1,085,038)	4,963,424	1,456,062	16,579,303	4,649,047	1,919,558	7,797,723	3,294,111	7,777,426	(4,112,918)	46,852,605
Assets by segment	947,396,510	203,081,314	386,982,711	118,266,380	132,210,369	101,717,708	88,690,683	35,083,285	109,914,293	239,583,759	(737,878,785)	1,625,048,227
Plant, property and equipment, net	52,117,395	110,751,083	145,307,497	62,157,797	48,876,853	36,102,261	37,855,227	1,761,595	39,128,447	82,595,077	(876,229)	615,777,003
Revalued of assets	—	—	36,076,207	7,494,408	12,893,284	9,500,708	7,059,247	—	2,572,504	31,556,270	—	107,152,628
Goodwill	26,949,185	215,381	16,048,092	5,436,675	12,253,743	4,866,363	6,345,659	3,362,899	14,186,723	53,388,139	—	143,052,859
Trademarks, net	126,823	181,094	—	—	—	—	—	269,325	219,087	2,981,089	—	3,777,418
Licenses and rights, net	12,017,318	100,623	26,171,345	12,099,873	12,363,039	6,870,531	5,427,857	—	8,616,880	27,963,250	—	111,630,716
Investment in associated companies	51,645	613,449	64,125	(20,970)	395	—	25,413	—	—	—	1,095,703	1,829,760
Liabilities by segments	725,408,198	193,840,756	263,989,566	61,786,265	63,610,642	53,379,366	34,252,511	33,141,315	60,839,340	138,747,621	(319,064,971)	1,309,930,609

24. Recently Issued Accounting Standards

New and amended standards and interpretations

The Company applied for the first-time certain standards and amendments, which are effective for annual periods beginning on or after 1 January 2020. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Amendments to IFRS 3, Definition of a Business

The amendment to IFRS 3 Business Combinations clarifies that to be considered a business, an integrated set of activities and assets must include, at a minimum, an input and a substantive process that, together, significantly contribute to the ability to create output. Furthermore, it clarifies that a business can exist without including all of the inputs and processes needed to create outputs. These amendments had no impact on the consolidated financial statements of the Company, but may impact future periods should the Company enter into any business combinations.

Amendments to IFRS 7, IFRS 9 and IAS 39 Interest Rate Benchmark Reform

The amendments to IFRS 9 and IAS 39 Financial Instruments: Recognition and Measurement provide a number of reliefs, which apply to all hedging relationships that are directly affected by interest rate benchmark reform. A hedging relationship is affected if the reform gives rise to uncertainty about the timing and/or amount of benchmark-based cash flows of the hedged item or the hedging instrument. These amendments have no impact on the consolidated financial statements of the Company as it does not have any interest rate hedge relationships.

Amendments to IAS 1 and IAS 8 Definition of Material

The amendments provide a new definition of material that states, “information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.” The amendments clarify that materiality will depend on the nature or magnitude of information, either individually or in combination with other information, in the context of the financial statements. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users. These amendments had no impact on the consolidated financial statements of, nor is there expected to be any future impact to the Company.

Conceptual Framework for Financial Reporting issued on 29 March 2018

The Conceptual Framework is not a standard, and none of the concepts contained therein override the concepts or requirements in any standard. The purpose of the Conceptual Framework is to assist the IASB in developing standards, to help preparers develop consistent accounting policies where there is no applicable standard in place and to assist all parties to understand and interpret the standards. This will affect those entities which developed their accounting policies based on the Conceptual Framework. The revised Conceptual Framework includes some new concepts, updated definitions and recognition criteria for assets and liabilities and clarifies some important concepts. These amendments had no impact on the consolidated financial statements of the Company.

25. Subsequent Events

a)

In February 2021, The Board of Directors approved a plan to spin-off our towers from América Móvil in Latin América. This spin-off will maximize the value of the infrastructure by becoming an independent entity entirely focused on development, construction and co-location of towers for wireless services and this transaction is consider to shareholders as a new entity. The Company expect to complete the reorganization of assets in 2021.

b)

In February, 2021, the Company announces that its wholly-owned Dutch subsidiary América Móvil B.V. (the “Issuer”) has completed the placement of approximately EUR 2.1 billion principal amount of senior unsecured bonds (the “Bonds”) exchangeable into ordinary shares of Koninklijke KPN N.V. (the “Exchangeable Bond Offering”). The Bonds will have a maturity of 3 years, they will not bear interest (zero-coupon) and will be issued at an issue price of 104.75% of their principal amount, resulting in an annual yield-to-maturity of (1.53)%. The aggregate proceeds from the Bonds will be approximately EUR 2.2 billion. The Bonds will be exchangeable into Koninklijke KPN N.V. (“KPN”) ordinary shares and the initial exchange price has been set at EUR 3.1185, a premium of 15 per cent. above the Reference Price of EUR 2.7117 (the volume weighted average price of the KPN ordinary shares on Euronext Amsterdam on 23 February 2021). The Exchangeable Bond Offering is expected to close on 2 March 2021.

DELIVERING SOLUTIONS AT YOUR FINGERTIPS

YES, WE DELIVER.