Form 20-F
period 2021-12-31
AMERICA MOVIL SAB DE CV/
filed 2022-04-29
CIK 1129137

As filed with the Securities and Exchange Commission on
April 2
9
, 2022
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM
20-F
☐
 REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☒
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year
ended December 31, 2021
or
☐
 TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☐
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report______________
For the transition period from _______________ to ________________
Commission file number:
1-16269
AMÉRICA MÓVIL, S.A.B. DE C.V.
(exact name of registrant as specified in its charter)
America Mobile
(translation of registrant’s name into English)
United Mexican States
(jurisdiction of incorporation)
Lago Zurich 245, Plaza Carso / Edificio Telcel, Colonia Ampliación Granada, Miguel Hidalgo, 11529, Mexico City, Mexico
(address of principal executive offices)
Daniela Lecuona Torras
Lago Zurich 245
,
Plaza Carso
/ Edificio Telcel, Piso 16, Colonia Ampliación Granada, Miguel Hidalgo 11529 Mexico City,
Telephone: (5255) 2581-3700 / Facsimile: (5255) 2581-4422
E-mail:
daniela.lecuona@americamovil.com
(name, telephone,
e-mail
and/or facsimile number and address of company contact person)
Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading symbol	Name of each exchange on which registered
A Shares, without par value	AMOV	New York Stock Exchange
L Shares, without par value	AMX	New York Stock Exchange
3.625% Senior Notes Due 2029	AMX29	New York Stock Exchange
2.875% Senior Notes Due 2030	AMX30	New York Stock Exchange
6.375% Notes Due 2035	AMX35	New York Stock Exchange
6.125% Notes Due 2037	AMX37	New York Stock Exchange
6.125% Senior Notes Due 2040	AMX40	New York Stock Exchange
4.375% Senior Notes Due 2042	AMX42	New York Stock Exchange
4.375% Senior Notes Due 2049	AMX49	New York Stock Exchange
Securities registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
The number of outstanding shares of each of the registrant’s classes of capital or common stock as of December 31, 2021:

20,555 million	AA Shares
502 million	A Shares
45,582 million	L Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.	Yes	✓	No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.	Yes		No	✓

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject
to such filing requirements for the past 90 days.	Yes	✓	No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation
S-T
(§ 232.405 of this Chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).	Yes	✓	No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule
12b-2
of the Exchange Act

✓	Large accelerated filer	Accelerated filer	Non-accelerated filer	Emerging growth company

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.
Yes	✓	No

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included
in this filing

U.S. GAAP	✓	International Financial Reporting Standards as issued by the International Accounting Standards Board	Other

If “other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17             Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).	Yes	No	✓

américa móvil

Enable
a better world

2021 ANNUAL REPORT FORM 20-F

(See Form 20-F Cross Reference Guide on page 89)

6	SELECTED FINANCIAL DATA
9	PART I: INFORMATION ON THE COMPANY
10	About América Móvil
16	Our Networks
17	Our Competitors
18	Acquisitions, Other Investments and Divestitures
20	Marketing, Sales and Distribution, Customer Services
22	PART II: OPERATING AND FINANCIAL REVIEW AND PROSPECTS
23	Overview
25	Results of Operations
31	Liquidity and Capital Resources
36	PART III: RISK FACTORS
48	PART IV: SHARE OWNERSHIP AND TRADING
49	Major Shareholders
50	Related Party Transactions
50	Dividends
51	Trading Markets
51	Bylaws
52	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
53	Taxation of Shares and ADSs
58	PART V: CORPORATE GOVERNANCE
59	Management
63	Corporate Governance
65	Controls and Procedures
67	Corporate Sustainability Report
68	Code of Ethics
70	PART VI: REGULATION
85	PART VII: ADDITIONAL INFORMATION
86	Employees
86	Legal Proceedings
87	Principal Accountant Fees and Services
87	Additional Information
88	Forward-Looking Statements
89	Form 20-F Cross Reference Guide
91	Signatures
93	PART VIII: CONSOLIDATED FINANCIAL STATEMENTS

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

We present our consolidated financial statements in Mexican pesos. This annual report contains translations of various peso amounts into U.S. dollars at specified rates solely for your convenience. You should not construe these translations as representations that the peso amounts actually represent the U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated U.S. dollar amounts from pesos at the exchange rate of Ps.20.5835 to U.S.$1.00, which was the rate reported by Banco de México on December 30, 2021, as published in the Official Gazette of the Federation (
Diario Oficial de la Federación
, or “Official Gazette”).

On November 23, 2021, we completed the sale of our U.S. operations to Verizon Communications Inc. (“Verizon”), as previously disclosed in our press release furnished on a report on Form
6-K
on November 23, 2021. As a result, in accordance with IFRS 5, TracFone Wireless Inc.’s (“TracFone”) operations are classified as discontinued operations for all years presented in the consolidated financial information included in this report. Accordingly, results are presented in a single amount as profit after tax from discontinued operations in the consolidated financial information included in this annual report. Operating and financial information presented herein therefore excludes TracFone, including for periods prior to the sale.

We have not included earnings or dividends on a per American Depositary Share (“ADS”) basis. Each L Share ADS represents 20 L Shares and each A Share ADS represents 20 A Shares.

	FOR THE YEAR ENDED DECEMBER 31,

		2019		2020		2021		2021
	(in millions of Mexican pesos, except share and per share amounts)						(in millions of U.S. dollars, except share and per share amounts)
STATEMENT OF COMPREHENSIVE INCOME DATA:
Operating revenues	Ps.	851,483	Ps.	839,707	Ps.	855,535	U.S.	41,564
Operating costs and expenses		707,685		694,204		689,402		33,494
Depreciation and amortization		157,519		162,682		162,627		7,901
Operating income		143,798		145,503		166,133		8,070
Net profit for the year continued	Ps.	60,468	Ps.	34,034	Ps.	74,615	U.S.	3,625
Net profit for the year discontinued		9,845		16,993		121,711		5,913
Net profit for the year	Ps.	70,313	Ps.	51,027	Ps.	196,326	U.S.	9,538
Net profit attributable for the year to:
Equity holders of the parent continued	Ps.	57,886	Ps.	29,860	Ps.	70,712	U.S.	3,435
Equity holders of the parent discontinued		9,845		16,993		121,711		5,913
Equity holders of the parent	Ps.	67,731	Ps.	46,853	Ps.	192,423	U.S.	9,348
Non-controlling interests		2,582		4,174		3,903		190
Net profit for the year	Ps.	70,313	Ps.	51,027	Ps.	196,326	U.S.	9,538
Earnings per share:
Basic diluted continued	Ps.	0.88	Ps.	0.45	Ps.	1.07	U.S.	0.05
Basic diluted discontinued	Ps.	0.15	Ps.	0.26	Ps.	1.85	U.S.	0.09
Dividends declared per share (1)	Ps.	0.35	Ps.	0.38	Ps.	0.40	U.S.	0.02
Weighted average number of shares outstanding (millions):
Basic		66,016		66,265		65,967	-
Diluted		66,016		66,265		65,967	-
BALANCE SHEET DATA:
Property, plant and equipment, net	Ps.	639,343	Ps.	722,930	Ps.	731,197	U.S.	35,523
Right of use assets		118,003		101,977		90,372		4,391
Total assets		1,531,934		1,625,048		1,689,650		82,086
Short-term debt and current portion of long-term debt		129,172		148,083		145,223		7,055
Short-term lease debt		25,895		25,068		27,632		1,342
Long-term debt		495,082		480,300		418,807		20,347
Long-term lease debt		94,702		84,259		71,022		3,450
Capital stock		96,338		96,342		96,333		4,680
Total equity	Ps.	226,907	Ps.	315,118	Ps.	454,042	U.S.	22,057
NUMBER OF OUTSTANDING SHARES (MILLIONS):
AA Shares		20,607		20,578		20,555		-
A Shares		531		520		502		-
L Shares		44,872		45,764		43,633		-

(1)
Figures for each year provided represent the annual dividend declared at the general shareholders’ meeting that year. For information on dividends paid per share translated into U.S. dollars, see “Share Ownership and Trading—Dividends” under Part IV of this annual report.

(2)	For the years 2019 to 2020 the financial statements were modified for the sale of TracFone. See Note 2 Ac to our audited consolidated financial statements included in this annual report.

PART I INFORMATION ON THE COMPANY

Connecting experiences

BUSINESS OVERVIEW
We provide telecommunications services in 24 countries. We are a leading telecommunications services provider in Latin America, ranking first in wireless, fixed-line, broadband and Pay TV services based on the number of revenue generating units (“RGUs”).
Our largest operations are in Mexico and Brazil, which together account for over half of our total RGUs and where we have the largest market share based on RGUs. We also have operations in 15 other countries in the Americas and seven countries in Central and Eastern Europe as of December 31, 2021. For a list of our principal subsidiaries, see Note 2 a(ii) to our audited consolidated financial statements and “Additional Information—Exhibit 8.1” under Part VII of this annual report.
We intend to build on our position as a leader in integrated telecommunications services in Latin America and the Caribbean, and to grow in other parts of the world by continuing to expand our subscriber base through the development of our existing businesses and strategic acquisitions when opportunities arise. We have developed world-class integrated telecommunications platforms to offer our customers new services and enhanced communications solutions with higher data speed transmissions at lower prices. We continue investing in our networks to increase coverage and implement new technologies to optimize our network capabilities. See “Operating and Financial Review and Prospects—Overview” under Part II of this annual report for a discussion on the seasonality of our business.
On November 23, 2021, we completed the sale of our U.S. operations to Verizon, as previously disclosed in our press release furnished on a report on Form 6-K on November 23, 2021. As a result, in accordance with IFRS 5, TracFone’s operations are classified as discontinued operations for all years presented in the consolidated financial information included in this report. Accordingly, results are presented in a single amount as profit after tax from discontinued operations in the consolidated financial information included in this annual report. Operating and financial information presented herein therefore excludes Tracfone, including for periods prior to the sale.
The following map illustrates the geographic diversity of our operations and certain key performance indicators (“KPIs”) as of December 31, 2021.
HISTORY AND CORPORATE INFORMATION
América Móvil, S.A.B. de C.V. (“América Móvil,” “we” or the “Company”) is a
Sociedad Anónima Bursátil de Capital Variable
organized under the laws of Mexico.
We were established in 2000 when Teléfonos de México, S.A.B. de C.V. (“Telmex”), a fixed-line Mexican telecommunications operator privatized in 1990, spun off to us its wireless operations in Mexico and other countries. We have made significant acquisitions throughout Latin America, the United States, the Caribbean and Europe, and we have also expanded our businesses organically.
Our principal executive offices are located at Lago Zurich 245, Plaza Carso / Edificio Telcel, Colonia Ampliación Granada, Miguel Hidalgo, 11529, Mexico City, Mexico. Our telephone number at this location is (5255) 2581-3700.

Geographic diversity and KPIs of América Móvil as of December 31, 2021:

MEXICO TELCEL, TELMEX

Licensed Population	129
Wireless Subscribers	80,539
Revenue Generating Units (RGUs)	21,408
Wireless Penetration	100%

Wireless and fixed operations

ECUADOR CLARO

Licensed Population	18
Wireless Subscribers	8,666
Revenue Generating Units (RGUs)	535
Wireless Penetration	96%

Wireless and fixed operations

PERU CLARO

Licensed Population	33
Wireless Subscribers	12,108
Revenue Generating Units (RGUs)	1,909
Wireless Penetration	131%

Wireless and fixed operations

CHILE CLARO

Licensed Population	20
Wireless Subscribers	6,974
Revenue Generating Units (RGUs)	1,329
Wireless Penetration	148%

Wireless and fixed operations

AUSTRIA & EASTERN EUROPE A1

Licensed Population	40
Wireless Subscribers	22,766
Revenue Generating Units (RGUs)	6,082
Wireless Penetration	133%

Wireless and fixed operations / Austria, Belarus, Bulgaria, Croatia, Slovenia and Macedonia
Wireless operations / Serbia

CENTRAL AMERICA & CARIBBEAN CLARO

Licensed Population	64
Wireless Subscribers	23,528
Revenue Generating Units (RGUs)	7,020
Wireless Penetration	106%

Wireless and fixed operations

COLOMBIA CLARO

Licensed Population	52
Wireless Subscribers	35,062
Revenue Generating Units (RGUs)	8,876
Wireless Penetration	137%

Wireless and fixed operations

BRAZIL CLARO

Licensed Population	214
Wireless Subscribers	70,541
Revenue Generating Units (RGUs)	31,287
Wireless Penetration	116%

Wireless and fixed operations

ARGENTINA, PARAGUAY & URUGUAY CLARO

Licensed Population	57
Wireless Subscribers	26,348
Revenue Generating Units (RGUs)	2,020
Wireless Penetration	131%

Wireless operation / Uruguay
Wireless and fixed operations / Argentina and Paraguay

Licensed Population in millions
Wireless Subscribers and RGUs in thousands

KEY PERFORMANCE INDICATORS
We have identified RGUs as a KPI that helps measure the performance of our operations. The table below includes the number of our wireless subscribers and our fixed RGUs, which together make up the total RGUs, in the countries where we operate. Wireless subscribers consist of the number of prepaid and postpaid subscribers to our wireless services. Fixed RGUs consist of fixed voice, fixed data and Pay TV units (which include customers of our Pay TV services and, separately, of certain other digital services). The figures below reflect total wireless subscribers and fixed RGUs of all our consolidated subsidiaries, without adjustments to reflect our equity interest, in the following reportable segments:

•	Mexico Wireless;
•	Mexico Fixed;
•	Brazil;
•	Colombia;
•	Southern Cone (Argentina, Chile, Paraguay and Uruguay);
•	Andean Region (Ecuador and Peru);
•	Central America (Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panama);
•	the Caribbean (the Dominican Republic and Puerto Rico); and
•	Europe (Austria, Belarus, Bulgaria, Croatia, Macedonia, Serbia and Slovenia).

	AS OF DECEMBER 31,
	2019	2020	2021
		(in thousands)
WIRELESS SUBSCRIBERS
Mexico	76,918	77,789	80,539
Brazil	54,488	63,140	70,541
Colombia	31,104	33,009	35,062
Southern Cone	31,507	30,669	33,322
Andean Region	20,104	18,877	20,774
Central America	15,488	15,044	16,508
Caribbean	6,244	6,422	7,020
Europe	21,296	21,864	22,766
Total Wireless Subscribers	257,149	266,814	286,532

FIXED RGUS:
Mexico	21,992	21,925	21,408
Brazil	34,048	32,648	31,287
Colombia	7,613	8,318	8,876
Southern Cone	2,514	2,836	3,349
Andean Region	2,049	2,158	2,444
Central America	4,409	4,247	4,412
Caribbean	2,528	2,558	2,608
Europe	6,143	6,050	6,082
Total Fixed RGUs	81,296	80,740	80,466

Total RGUs	338,445	347,554	366,998
PRINCIPAL BRANDS
We operate in all of our geographic segments under the Claro brand name, except in Mexico and Europe, where we principally do business under the brand names listed below.

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
(“OTT”) services.
Wireless Operations
In 2021, our wireless voice and data operations generated revenues of Ps.549.7 billion, representing 54.5% of our consolidated revenues. As of December 31, 2021, our wireless operations represented approximately 78.1% of our total RGUs, the same as of December 31, 2020.
VOICE AND DATA.
Our wireless subsidiaries provide voice communication services across the countries in which they operate. We offer international roaming services to our wireless subscribers through a network of cellular service providers with which our wireless subsidiaries have entered into international roaming agreements around the world, and who provide GSM, 3G and
4G-LTE
roaming services.
The voice and data plans are either “postpaid,” where the customer is billed monthly for the previous month, or “prepaid,” where the customer pays in advance for a specified volume of use over a specified period. Postpaid plans increased as a percentage of the wireless base from 34.0% in December 2020 to 37.6% as of December 31, 2021, while prepaid plans represented 62.4% as of December 31, 2021.
Our wireless voice services are offered under a variety of plans to meet the needs of different market segments. In addition, we often bundle wireless data communications services together with wireless voice services. Our wireless subsidiaries had approximately 286.5 million wireless voice and data subscribers as of December 31, 2021.

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
In general, our average rates per minute of wireless voice are very competitive for both prepaid and postpaid plans. On average, rates per minute of wireless voice used in 2021 decreased by approximately 1.1% at constant exchange rates relative to 2020.
In addition, the plans we offer our retail customers include selective discounts and promotions that reduce the rates our customers pay.
VALUE-ADDED SERVICES.
As part of our wireless data business, our subsidiaries offer value-added services that include Internet access, messaging and other wireless entertainment and corporate services through GSM/EDGE, 3G and 4G LTE networks.
Internet services include roaming capability and wireless Internet connectivity for feature phones, smartphones, tablets and laptops, including data transmission,
e-mail
services, instant messaging, content streaming and interactive applications. For example, in Mexico, our website for our wireless services (www.telcel.com) through Radiomóvil Dipsa, S.A. de C.V (”Telcel“), offers a wide range of services and content such as video, music, games and other applications, which our subscribers can access from mobile devices. In addition, we offer other wireless services, including wireless security services, mobile payment solutions, machine-to-machine
services, mobile banking, virtual private network (”VPN“) services, video calls and personal communications services (”PCS“).
Fixed Operations
In 2021, our fixed voice, data, broadband and IT solutions had revenues of Ps.272.3 billion, representing 27.0% of our consolidated revenues. As of December 31, 2021, our fixed operations represented approximately 21.9% of our total RGUs, the same as of December 31, 2020.
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
(”HFC“) or
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
Pay TV
We offer Pay TV through cable and satellite TV subscriptions to both retail and corporate customers under a variety of plans. As of December 31, 2021, we had approximately 19.8 million Pay TV RGUs, a decrease of approximately 309 thousand Pay TV RGUs from the prior year.
Equipment, accessories and computer sales
Equipment, accessories and computer sales primarily include the sale of handsets, accessories and other equipment.
Other Services
Other services include other businesses such as telephone directories, call center services, wireless security services, advertising, media and software development services.
OTT Services
We sell video, audio and other media content that is delivered through the internet directly from the content provider to the viewer or end user. Our most important service is ClaroVideo, an on-demand
internet streaming video provider with more than 20,900 content titles sold across all the Latin American and Caribbean markets in which we operate. We offer bundled packages of ClaroVideo, which may include:

•	Subscription video on demand, providing unlimited access to a catalogue of over 20,900 titles for a fixed monthly subscription fee;
•	Transactional video on demand and electronic sell-through, offering the option to rent or buy new content releases; and
•	Add-on services such as subscription and other OTT services through a platform payment system, including access to FOX, HBO, Noggin and Paramount+, among others.
We also offer an advertised and unlimited music streaming and downloading service in 16 countries in Latin America and Europe through ClaroMúsica, with access to approximately 50 million titles across all music genres.

Services and Products by Country
The following table is a summary of our principal services rendered and products produced as of December 31, 2021 in the countries in which we operate.

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
(3)
  Includes ClaroVideo and ClaroMúsica.
(4)
  Services provided by
non-concessionaire
subsidiaries.

Our networks are one of our main competitive advantages. Today, we own and operate one of the largest integrated platforms based on our covered population across 17 countries in Latin America, and we are expanding our network in Europe.
INFRASTRUCTURE
For the year ended December 31, 2021, our capital expenditures totaled Ps.158.1 billion, which allowed us to increase our network, to expand our capacity and to upgrade our systems to operate with the latest technologies. With fully convergent platforms, we are able to deliver high-quality voice, video and data products.
As of December 31, 2021, the main components of our infrastructure were comprised of:

•
Cell sites:
102,818 sites with 2G, 3G and 4G technologies across Latin America and Europe. Tower space for our cell sites is a combination of towers we own and tower spaces leased from third parties. Additionally, we have been expanding our coverage and improving quality and speed with a number of street cells and indoor solutions. Our Board of Directors and Stockholders’ Meeting have approved a spin-off
of our towers and related passive infrastructure in Latin America outside of Mexico. See “Acquisitions, Other Investments and Divestitures.”

•	Fiber-optic network: More than 1,035 km. Our network passed approximately 88 million homes.

•
Submarine cable systems:
Capacity in more than 197 thousand km of submarine cables, including the
AMX-1
submarine cable that extends 18,300 km and connects the United States to Central and South America with 13 landing points and also the South Pacific Submarine Cable that extends 7,300 km along the Latin American Pacific coast, connecting Guatemala, Ecuador, Peru and Chile with 5 landing points. Both systems provide international connectivity to all of our subsidiaries in these geographic areas.

•
Satellites:
Five. Star One S.A. (“Star One”) has the most extensive satellite system in Latin America, with a fleet that covers the United States, Mexico, Central America and South America. We use these satellites to supply capacity for DTH services for Claro TV throughout Brazil and in other DTH Operations, as well as cellular backhaul, video broadcast and corporate data networks.

•	Data centers: 32. We use our data centers to manage a number of cloud solutions, such as Infrastructure as a
Service (“IAAS”), Software as a Service (“SAAS”), security solutions and unified communications.
TECHNOLOGY
Our primary wireless networks use GSM/EDGE, 3G and 4G LTE technologies, which we offer in most of the countries where we operate. We aim to increase the speed of transmission of our data services and have been expanding our 3G and 4G LTE coverage. We have begun our 5G rollout in some countries. In February 2022, we launched 5G through Telcel, which is the largest data infrastructure deployment in Latin America. At launch, we cover 18 cities in the country and by end of the year we will cover 120 cities.
We transmit wireless calls and data through radio frequencies that we use under spectrum licenses. Spectrum is a limited resource, and, as a result, we may face spectrum and capacity constraints on our wireless network. We continue to invest significant capital in expanding our network capacity and reach and to address spectrum and capacity constraints on a market-by-market
basis.
The table below presents a summary of the population covered by our network, by country, as of December 31, 2021.

GENERATION TECHNOLOGY

	GSM	UMTS	LTE	5G
	(% of covered population)
Argentina	99%	98%	97%	-
Austria	100%	96%	99%	62%
Belarus	100%	100%	0%	-
Brazil	94%	95%	87%	17%
Bulgaria	100%	100%	99%	52%
Chile	97%	97%	98%	-
Colombia	91%	80%	73%	-
Costa Rica	85%	86%	96%	-
Croatia	99%	99%	99%	13%
Dominican Republic	100%	99%	97%	6%
Ecuador	96%	80%	78%	-
El Salvador	91%	88%	87%	-
Guatemala	89%	89%	88%	-
Honduras	81%	82%	72%	-
Macedonia	100%	100%	99%	-
Mexico	94%	95%	93%	-
Nicaragua	72%	72%	50%	-
Panama	82%	90%	86%	-
Paraguay	77%	80%	83%	-
Peru	88%	83%	83%	18%
Puerto Rico	82%	94%	99%	49%
Serbia	99%	98%	98%	-
Slovenia	100%	100%	99%	19%
Uruguay	100%	99%	98%	-

We operate in an intensely competitive industry. Competitive factors within our industry include pricing, brand recognition, service and product offerings, customer experience, network coverage and quality, development and deployment of technologies, availability of additional spectrum licenses and regulatory developments.
Our principal competitors differ, depending on the geographical market and the types of service we offer. We compete against other providers of wireless, broadband and Pay TV that operate on a multi-national level, such as AT&T Inc., Teléfonica and Millicom, as well as various providers that operate on a nationwide level, such as Telecom Argentina in Argentina and Telecom Italia in Brazil.
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
We continue to seek ways to optimize our portfolio, including by finding investment opportunities in telecommunications and related companies worldwide, including in markets where we are already present, and we often have several possible acquisitions under consideration. We may pursue opportunities in Latin America or in other areas in the world. Some of the assets that we acquire may require significant funding for capital expenditures. We can give no assurance as to the extent, timing or cost of such investments. We also periodically evaluate opportunities for dispositions, in particular for businesses and in geographies that we no longer consider strategic. The following are recent developments relating to acquisitions, other investments and divestitures:

•
On September 13, 2020, we entered into an agreement to sell our wholly-owned subsidiary TracFone to Verizon. On November 23, 2021, we completed the sale of TracFone to Verizon. We received the closing consideration of U.S.$3,625.7 million in cash, which included U.S.$500.7 million of customary adjustment for TracFone’s cash and working capital and 57,596,544 shares of Verizon’s common stock, par value U.S.$0.10 per share. Verizon has asserted post-closing claims under the adjustments and other provisions of this agreement, which may result in payments by us. Subject to TracFone continuing to achieve certain operating metrics
(earn-out),
Verizon will be required pay up to an additional U.S.$650 million of cash consideration within two years from November 23, 2021.

•
In December 2020, our Brazilian subsidiary, Claro S.A. (“Claro Brasil”), together with two other offerors, won a competitive bid to acquire the mobile business owned by Oi Group in Brazil. Pursuant to the transaction, Claro Brasil will pay R$3.6 billion for 32% of Oi Group’s mobile business and approximately 4.7 thousand mobile access sites (representing 32% of Oi Group’s mobile business access sites). Claro Brasil also committed to enter into long term agreements with Oi Group for the supply of data transmission capacity. This transaction closed on April 20, 2022.

•
In February 2021, our Board of Directors approved a plan to spin off our telecommunications towers and other related passive infrastructure in Latin America outside of Mexico. The spin-off
was approved by our shareholders in an extraordinary shareholders’ meeting on September 29, 2021. In the spin-off
and the associated corporate restructuring, we will contribute to Sitios a portion of our capital stock, assets and liabilities, mainly consisting of the shares of our subsidiaries holding telecommunications towers and other associated infrastructure in Latin America outside of Mexico, other than Colombia and our telecommunications towers existing in Peru prior to the spin-off.
This operation is intended to maximize the infrastructure’s value, as the resulting entity, to be named Sitios Latinoamérica, S.A.B. de C.V. (“Sitios”), will be separate from América Móvil and will have its own management and personnel, who will be exclusively focused on developing, building and leasing telecommunications towers for wireless services. We will have master services agreements with subsidiaries of Sitios under which we will have access to and use of the tower space to provide wireless services. Completion of the spin-off
is subject to the fulfillment of conditions that are typical in these type of transactions, as well as the implementation of several previous steps in several of the countries involved in the transaction, including receipt of confirmation from the Mexican Tax Administration Service (
Servicio de Administración Tributaria
) that the
spin-off
and the transactions contemplated thereby, among other things, comply with all requirements under Mexican tax law and regulations so that the spin-off
and the corporate reorganization arising from it are considered neutral for Mexican tax purposes, and the receipt of all necessary approvals in the applicable countries and the expiration of all legal or statutory waiting periods for its effectiveness in all applicable countries, all of which are outside of our control.

•
On September 15, 2021, we announced that we entered into an agreement with Cable & Wireless Panama, S.A., an affiliate of Liberty Latin America LTD., to sell 100% of our interest in our subsidiary Claro Panama, S.A. The transaction excludes (i) all telecommunication towers owned indirectly by América Móvil in Panama and (ii) the Claro trademarks. The agreed purchase price is U.S.$200 million on a cash/ debt free basis. The closing of the transaction is subject to customary conditions for this type of transactions, including obtaining required governmental approvals, and we expect closing to occur during the first half of 2022.

•
On September 29, 2021, we announced an agreement with Liberty Latin America LTD. to combine our respective Chilean operations, VTR Communicaciones SpA (“VTR”) and Claro Chile, to form a
50-
50 joint venture. The proposed transaction combines the complementary operations of VTR, a leading provider of high-speed consumer fixed products, such as broadband and Pay TV services, where it connects close to 3 million subscribers nationwide, and Claro Chile, one of Chile’s leading telecommunications service providers with over 6.5 million mobile customers. Completion of the transaction is subject to certain customary closing conditions, including obtaining required regulatory approvals, and we expect closing to occur during the second half of 2022.

For additional information on our acquisitions and investments, see Note 12 to our audited consolidated financial statements included in this annual report.

MARKETING
We advertise our services and products through different channels with consistent and distinct branding and targeted marketing. We advertise via print, radio, television, digital media, sports event sponsorships and other outdoor advertising campaigns. In 2021, our efforts were mainly focused on promoting our 4.5G LTE services, leveraging the speed and quality of our networks and our fixed bundled offers, which compete on broadband speed and premium content.
We build on the strength of our well-recognized brand names to increase consumer awareness and customer loyalty. Building brand recognition is crucial for our business, and we have managed to position our brands as those of a premium carrier in most countries where we operate. According to the 2021 Brand Finance Telecom 150 report, Claro and Telcel rank among the top fifty strongest brands in the telecom sector worldwide. Also, in the Brand Finance Latin America report Claro was named the most valuable telecom brand in the Latin America region and Telcel one of the top ten strongest brands. In addition, a year-end
2021 study by Austrian Brand Monitor found that A1, the brand name behind Telekom Austria AG (“Telekom Austria” or “TKA”), ranked number one in the Austrian telecommunications market for brand preference.
SALES AND DISTRIBUTION
Our extensive sales and distribution channels help us attract new customers and develop new business opportunities. We primarily sell our services and products through a network of retailers and service centers for retail customers and a dedicated sales force for corporate customers, with more than 402,000 points of sale and more than 3,300 customer service centers. Our subsidiaries also sell their services and products online.
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

PART II OPERATING AND FINANCIAL REVIEW AND PROSPECTS

INTRODUCTION
Effects of the
COVID-19
Pandemic
The unprecedented health crisis arising from the
COVID-19
pandemic has resulted in a severe global economic downturn and has caused significant volatility, uncertainty, and disruption. We continue to monitor the evolution of the
COVID-19
pandemic in the countries where we operate to take preventive measures to ensure the continuity of operations and safeguard the health and safety of our personnel and customers.
During 2021, there were lockdowns and other measures implemented to control the spread of
COVID-19
in our region of operations, resulting in the closure of shops and customer-care centers, the imposition of constraints on the mobility of our clients and the disruption of our supply chain for handsets and other equipment. In order to mitigate the effects of supply-chain disruption and handset scarcity, we began ordering excess quantities of handsets in each country in which we operate in October, November and December of 2021. Most major smartphone manufacturers were able to respond to our increased handset orders.
Our investments in capital expenditures are expected to return to pre-pandemic
levels in 2022.
Segments
We have operations in 24 countries, which are aggregated for financial reporting purposes into ten reportable segments. Our operations in Mexico are presented in two segments—Mexico Wireless and Mexico Fixed, which consist principally of Telcel and Telmex, respectively. Our headquarters operations are allocated to the Mexico Wireless segment. Financial information about our segments is presented in Note 23 to our audited consolidated financial statements included in this annual report.
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
Effects of Exchange Rates
Our results of operations are affected by changes in currency exchange rates. In 2021 compared to 2020, the Mexican peso was stronger against some of our operating currencies, including the U.S. Dollar and the Euro.
Since most of our debt is issued by América Móvil out of Mexico, to the extent that our functional currency, the Mexican peso, appreciates or depreciates against the currencies in which our indebtedness is denominated, we may incur foreign exchange gains or losses that are recorded as other comprehensive income in our consolidated statements of financial position.
Changes in exchange rates also affect the fair value of derivative financial instruments that we use to manage our currency-risk exposure, which are generally not accounted for as hedging instruments. In 2021, the Mexican peso strengthened against the currencies in which most of our indebtedness is denominated, and we recorded net foreign exchange losses of Ps.17.0 and net fair value losses on derivatives of Ps.6.8. In 2020, the Mexican peso weakened against the currencies in which most of our indebtedness is denominated, and we recorded net foreign exchange losses of Ps.65.4 billion and net fair value gains on derivatives of Ps.12.4 billion. See Note 7 to our audited consolidated financial statements included in this annual report.
Effects of Regulation
We operate in a regulated industry. Our results of operations and financial condition have been, and will continue to be, affected by regulatory actions and changes. Significant regulatory developments are presented in more detail in “Regulation” under Part VI and “Risk Factors” under Part III of this annual report.
Comparison of Results of Operations Between 2020 and 2019
Discussions of year-over-year comparisons between 2020 and 2019 that are not included in this report can be found in under Part II, Operating and Financial Review and Prospects of our Form
20-F
for the fiscal year ended December 31, 2020 as filed on April 29, 2021.

Composition of Operating Revenues
In 2021, our total operating revenues were Ps.855.5.
Revenues from wireless and fixed voice services primarily include charges from monthly subscriptions, usage charges billed to customers and usage charges billed to other service providers for calls completed on our network. The primary drivers of revenues from monthly subscription charges are the number of total RGUs and the prices of our service packages. The primary driver of revenues from usage charges (airtime, international and long- distance calls and interconnection costs) is traffic, which is represented by the number of total RGUs and their average usage.
Revenues from wireless and fixed data services primarily include charges for data, cloud, internet, machine-to-machine,
OTT services and data center services. In addition, revenues from value-added services and IT solutions, including revenues from dedicated links and VPN services to our corporate clients, also contribute to our results for wireless and fixed data services.
Pay TV revenues consist primarily of charges from subscription services, additional programming, including on-demand
programming and advertising.
Equipment, accessories and computer sales revenues primarily include revenues from the sale of handsets, accessories and other equipment such as smart devices. Most of our sales in handsets are driven by the number of new customers and contract renewals.
Other services primarily include revenues from software and system development, call center services, entertainment content and news, telephone directories, advertising, cybersecurity services, mobile banking and corporate IT solutions.
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
General Trends Affecting Operating Results
Our results of operations in 2021 reflected several continuing long-term trends, including:

•	intense competition, with growing costs for marketing and subscriber acquisition and retention, as well as declining customer prices;
•	developments in the telecommunications regulatory environment;
•	growing demand for data services over fixed and wireless networks, as well as for smartphones and devices with data service capabilities;
•	declining demand for voice services;
•	increasing capital expenditures in line with our historical capital expenditure levels after a decrease in capital expenditures in 2020 due to pressures from the COVID-19 pandemic;
•	our continued strategic focus on controlling operating costs in view of pressures from costs of customer care, the growing size and complexity of our infrastructure and general price inflation; and
•	instability in economic conditions caused by political uncertainty, inflation and volatility in financial markets and exchange rates.
These trends are broadly characteristic of our businesses in all regions in recent years, and they have affected comparable telecommunications providers as well.

CONSOLIDATED RESULTS OF OPERATIONS FOR 2021 AND 2020
Operating Revenues
Total operating revenues for 2021 increased by 1.9%, or Ps.15.8 billion, over 2020. At constant exchange rates, total operating revenues for 2021 increased by 7.8% over 2020. This increase principally reflects an increase in one-off
items including the impact of the sale of towers by our subsidiary Telmex and an increase in equipment sales and handset financing revenues, partially offset by a decrease in Pay TV service revenues.
SERVICE REVENUES.
Service revenues for 2021 increased by 0.8%, or Ps.5.8 billion, over 2020. At constant exchange rates, service revenues for 2021 increased by 6.8% over 2020. This increase principally reflects increases in revenues from our postpaid mobile services, fixed broadband and corporate networks, which were partially offset by a decrease in revenues from our Pay TV services.
SALES OF EQUIPMENT.
Sales of equipment revenues for 2021 increased by 7.7%, or Ps.10.1 billion, over 2020. At constant exchange rates, sales of equipment revenues for 2021 increased by 12.8% over 2020. This increase principally reflects higher sales of smartphones, data-enabled devices and accessories.
Operating Costs and Expenses
TOTAL OPERATING COSTS AND EXPENSES.
Total operating costs and expenses for 2021 decreased by 0.9%, or Ps.4.8 billion, over 2020. At constant exchange rates, total operating costs and expenses for 2021 increased by 4.9% over 2020. This increase in operating costs and expenses at constant exchange rates principally reflects increased network maintenance, infrastructure, lease space and electric energy costs and certain one-off
items, including a
write-off
of certain uncollectible accounts.
COST OF SALES AND SERVICES.
Cost of sales and services increased by 1.8%, or Ps.6.2 billion, over 2020. At constant exchange rates, cost of sales and services for 2021 increased by 7.3% over 2020. This increase principally reflects an increase in sales of higher-end
smartphones and handset financing plans as well as increased network maintenance, infrastructure, lease space and electricity costs. This increase, which was also due to inflationary pressures, was partially offset by the success of our continued cost savings program.
COMMERCIAL, ADMINISTRATIVE AND GENERAL EXPENSES.
Commercial, administrative and general expenses for 2021 decreased by 5.8%, or Ps.11.1 billion, over 2020. As a percentage of operating revenues, commercial, administrative and general expenses were 21.1% for 2021, as compared to
22.9% for 2020. At constant exchange rates, commercial, administrative and general expenses for 2021 increased by 0.7% over 2020. This increase principally reflects one-off items, including a write-off
of certain uncollectible accounts, which decreased our balance of expenditures.
OTHER EXPENSES.
Other expenses for 2021 increased by Ps.0.1 billion over 2020.
DEPRECIATION AND AMORTIZATION.
Depreciation and amortization for 2021 decreased by 0.03%, or Ps.0.1 billion, over 2020. As a percentage of operating revenues, depreciation and amortization were 19.0% for 2021, as compared to 19.4% for 2020. At constant exchange rates, depreciation and amortization for 2021 increased by 8.5% over 2020. This increase principally reflects depreciation and amortization expenses resulting from the revaluation of the passive infrastructure of the telecommunications towers, which became effective as of December 31, 2020.
Operating Income
Operating income for 2021 increased by 14.2%, or Ps.20.6 billion, over 2020. Operating margin (operating income as a percentage of operating revenues) was 19.4% for 2021, as compared to 17.3% for 2020.
Non-Operating
Items
NET INTEREST EXPENSE.
Net interest expense (interest expense less interest income) for 2021 decreased by 4.2%, or Ps.1.4 billion, over 2020. This decrease principally reflects a decrease in interest expense on lease liabilities and a decrease in interest on debt.
FOREIGN CURRENCY EXCHANGE LOSSES,
NET. We recorded a net foreign currency exchange loss of Ps.17.0 billion for 2021, compared to our net foreign currency exchange loss of Ps.65.4 billion for 2020. The loss principally reflects the appreciation of some of the currencies in which our indebtedness is denominated, particularly the euro and the U.S. dollar.
VALUATION OF DERIVATIVES, INTEREST COST FROM LABOR OBLIGATIONS AND OTHER FINANCIAL ITEMS, NET.
We recorded a net loss of Ps.14.3 billion for 2021 on the valuation of derivatives, interest cost from labor obligations and other financial items, net, compared to a net gain of Ps.1.3 billion for 2020. The change in 2021 principally reflects a loss on hedging instruments as a result of the depreciation of some of the currencies in which our indebtedness is denominated.
INCOME TAX.
Our income tax expense related to continuing operations for 2021 increased by 108.3%, or Ps.14.6 billion, over 2020. This increase principally reflects higher profit before income tax due to a decrease in our net foreign currency exchange loss of Ps.48.3 billion compared to 2020.

Our income tax expense related to discontinued operations for 2021 resulted from the sale of 100% of our ownership in TracFone as described above.
Our effective corporate income tax rate as a percentage of profit before income tax was 22.5% for 2021, compared to 24.3% for 2020. This rate differed from the Mexican statutory rate of 30.0% and changed year over year principally due to our discontinued operations, local tax inflation effects and registry of benefits related to tax losses credits in Brazil and Chile and impairment related to subsidiaries in Europe, which lowered our income tax expense and our effective corporate income tax for 2021.
Net Profit
We recorded a net profit of our continuing operations of Ps.74.6 billion for 2021, an increase of 119.2%, or Ps.40.6 billion over 2020.
The net profit obtained through both the operation of TracFone until its sale on November 23, 2021 and the sale itself is classified as net profit for the period discontinued, which totaled Ps.121.7 billion in 2021. Together with the net income of our continuing operations, in 2021, we recorded a net profit of Ps.196.3 billion, compared to Ps.51.0 billion in 2020.
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
The following table sets forth the exchange rates used to translate the results of our significant non Mexican operations, as expressed in Mexican pesos per foreign currency unit, and the change from the rate used in the prior period indicated. The U.S. dollar is our functional currency in several of the countries or territories in which we operate, including Ecuador, Puerto Rico, Panama and El Salvador.

MEXICAN PESOS PER FOREIGN CURRENCY UNIT (AVERAGE FOR THE PERIOD) FOR THE YEARS ENDED DECEMBER 31,

	2020	2021	% CHANGE
Brazilian real	4.1850	3.7625	(10.1)
Colombian peso	0.0058	0.0054	(7.1)
Argentine peso	0.3070	0.2137	(30.4)
U.S. dollar	21.4859	20.2768	(5.6)
Euro	24.5080	23.9834	(2.1)
The tables below set forth operating revenues and operating income for each of our segments for the years indicated.

	YEAR ENDED DECEMBER 31, 2021

	OPERATING REVENUES			OPERATING INCOME

	(in millions of Mexican pesos)		(as a% of to- tal operating revenues)	(in millions of Mexican pesos)		(as a% of total operat- ing income)

Mexico Wireless	Ps.	243,261	28.4%	Ps.	77,784	46.8%

Mexico Fixed		102,427	12.0		21,100	12.7

Brazil		152,774	17.9		21,867	13.2

Colombia		79,673	9.3		15,165	9.1

Southern Cone		62,359	7.3		2,145	1.3

Andean Region		52,962	6.2		7,458	4.5

Central America		48,567	5.7		8,217	4.9

Caribbean		39,929	4.7		8,661	5.2

Europe		113,838	13.3		13,421	8.1

Eliminations		(40,255)	(4.7)		(9,685)	(5.8)
Total	Ps.	855,535	100.0%	Ps.	166,133	100.0%

	YEAR ENDED DECEMBER 31, 2020

	OPERATING REVENUES			OPERATING INCOME

	(in millions of Mexican pesos)		(as a% of to- tal operating revenues)	(in millions of Mexican pesos)		(as a% of total operat- ing income)

Mexico Wireless	Ps.	232,242	27.7%	Ps.	70,852	48.7%

Mexico Fixed		91,589	10.9		11,204	7.7

Brazil		168,073	20.0		25,204	17.3

Colombia		77,635	9.2		15,112	10.4

Southern Cone		56,705	6.8		1,877	1.3

Andean Region		53,935	6.4		8,699	6.0

Central America		48,195	5.7		4,005	2.8

Caribbean		38,624	4.6		6,701	4.6

Europe		111,472	13.3		13,160	9.0

Eliminations		(38,763)	(4.6)		(11,311)	(7.8)
Total	Ps.	839,707	100%	Ps.	145,503	100%

Interperiod Segment Comparaions
The following discussion addresses the financial performance of each of our reportable segments by comparing results for 2021 and 2020. In the year-to-year
comparisons for each segment, we include percentage changes in operating revenues, percentage changes in operating income and operating margin (operating income as a percentage of operating revenues), in each case calculated based on the segment financial information presented in Note 23 to our audited consolidated financial statements, which is prepared in accordance with IFRS.
Each reportable segment includes all income, cost and expense eliminations that occurred between subsidiaries within the reportable segment. The Mexico Wireless segment also includes corporate income, costs and expenses.
Comparisons in the following discussion are calculated using figures in Mexican pesos. We also include percentage changes in adjusted segment operating revenues, adjusted segment operating income and adjusted operating margin (adjusted operating income as a percentage of adjusted operating revenues). The adjustments eliminate (i) certain intersegment transactions, (ii) for our non Mexican segments, the effects of exchange rate changes and (iii) for the Mexican Wireless segment only, revenues and costs of group corporate activities and other businesses that are allocated to the Mexico Wireless segment.
Discussions of year-over-year comparisons between 2020 and 2019 that are not included in this report can be found under Part II, Operating and Financial Review and Prospects of our Form
20-F
for the fiscal year ended December 31, 2020 as filed on April 29, 2021.
2021 Compared to 2020
Mexico Wireless
The number of prepaid wireless subscribers for 2021 increased by 4.3% over 2020, and the number of postpaid wireless subscribers increased by 0.1%, resulting in an increase in the total number of wireless subscribers in Mexico of 3.5%, or 2.7 million, to approximately 80.5 million as of December 31, 2021.
Segment operating revenues for 2021 increased by 4.7% over 2020. Adjusted segment operating revenues for 2021 increased by 5.0% over 2020. This increase in segment operating revenues principally reflects an increase in prepaid, postpaid and equipment sales and handset financing plans.
Segment operating income for 2021 increased by 9.8% over 2020. Adjusted segment operating income for 2020 increased by 11.9% over 2020.
Segment operating margin was 32.0% in 2021, as compared to 30.5% in 2020. Adjusted segment operating margin for this segment was 39.1% in 2021, as compared to 36.7% in 2020. This increase in segment operating margin for 2021 principally reflects the success of our corporate cost savings program in operations, optimization in networks and maintenance costs, which we successfully continue to implement without affecting the quality of our services and coverage.
Mexico Fixed
The number of fixed voice RGUs in Mexico for 2021 decreased by 4.6% over 2020, and the number of broadband RGUs in Mexico increased by 0.3%, resulting in a decrease in total fixed RGUs in Mexico of 2.4% over 2020, or 517 thousand, to approximately 21.4 million as of December 31, 2021.
Segment operating revenues for 2021 increased by 11.8% over 2020. Adjusted segment operating revenues for 2021 increased by 11.9% over 2020. This increase in segment operating revenues principally reflects an increase in corporate networks services by 2.8% and broadband by 3.2%, which was partially offset by a decrease in fixed voice revenues of 2.6%.
Segment operating income for 2021 increased by 88.3% over 2020. Adjusted segment operating income for 2021 increased by 298.2% over 2020. This increase principally reflects an increase in services provided and one-off
revenue due to the sale of towers, partially set off by increases in the contractual salary of our employees and higher information technology and customer service costs.
Segment operating margin was 20.6% in 2021, as compared to 12.2% in 2020. Adjusted segment operating margin was 10.6% in 2021, as compared to 3.0% in 2020. The increase in segment operating margin for 2021 principally reflects an increase in revenues from voice services, partially offset by a decrease in segment depreciation expenses.
Brazil
The number of prepaid wireless subscribers for 2021 increased by 6.0% over 2020, and the number of postpaid wireless subscribers increased by 16.2%, resulting in an increase in the total number of wireless subscribers in Brazil of 11.7%, or 7.4 million, to approximately 70.5 million as of December 31, 2021. The increase in the number of postpaid wireless subscribers is due primarily to commercial efforts aimed at converting prepaid subscribers to postpaid subscribers. The number of fixed voice RGUs for 2021 decreased by 5.7% over 2020, the number of broadband RGUs decreased by 1.2%, and the number of Pay TV RGUs decreased by 5.3%, resulting in a decrease in total fixed RGUs in Brazil of 4.2%, or 1.4 million, to approximately 31.3 million as of December 31, 2021.

Segment operating revenues for 2021 decreased by 9.1% over 2020. Adjusted segment operating revenues for 2021 increased by 0.9% over 2020. This increase in adjusted segment operating revenues principally reflects higher mobile data and fixed data revenues in 2021 over 2020. The increase in mobile data revenues in 2021 principally reflects the increased usage of social networking platforms, cloud services and other content, and fixed data revenues increased principally due to an increase in broadband revenues, which were, in each case, partially offset by a decrease in Pay TV revenues.
Segment operating income for 2021 decreased by 13.2% over 2020. Adjusted segment operating income for 2021 increased by 4.5% over 2020.
Segment operating margin was 14.3% in 2021, as compared to 15.0% in 2020. Adjusted segment operating margin was 14.6% in 2021, as compared to 14.1% in 2020. This increase in adjusted segment operating margin for 2021 principally reflects an increase in doubtful accounts allowances and optimization of call centers, mainly as a result of our cost savings program.
Colombia
The number of prepaid wireless subscribers for 2021 increased by 4.2% over 2020, and the number of postpaid wireless subscribers increased by 12.7%, resulting in an increase in the total number of wireless subscribers in Colombia of 6.2%, or 2.0 million, to approximately 35.1 million as of December 31, 2021. The number of fixed voice RGUs for 2021 increased by 8.5% over 2020, the number of broadband RGUs increased by 6.4% and the number of Pay TV RGUs increased by 5.5%, resulting in an increase in total fixed RGUs in Colombia of 6.7%, or 558 thousand, to approximately 8.9 million as of December 31, 2021.
Segment operating revenues for 2021 increased by 2.6% over 2020. Adjusted segment operating revenues for 2021 increased by 10.0% over 2020. This increase in segment operating revenues principally reflects increases in fixed data revenues, mobile data revenues, both in prepaid and postpaid mobile data, and Pay TV revenues.
Segment operating income for 2021 increased by 0.4% over 2020. Adjusted segment operating income for 2021 increased by 16.2% over 2020.
Segment operating margin was 19.0% in 2021, as compared to 19.5% in 2020. Adjusted segment operating margin was 26.1% in 2021, as compared to 24.7% in 2020. This increase is due to an amortization expenses caused by investments in spectrum and submarine cables.
Southern Cone - Argentina, Chile, Paraguay and Uruguay
The number of prepaid wireless subscribers for 2021 increased by 9.0% over 2020, and the number of postpaid wireless subscribers increased by 8.1%, resulting in an increase in the total number of wireless subscribers in our Southern Cone segment of 8.7%, or 2.7 million, to approximately 33.3 million as of December 31, 2021. The number of fixed voice RGUs for 2021 increased by 22.7% over 2020, the number of broadband RGUs increased by 23.4%, and the number of Pay TV RGUs increased by 6.6%, resulting in an increase in total fixed RGUs in our Southern Cone segment of 18.1%, or 513 thousand, to approximately 3.3 million as of December 31, 2021.
Segment operating revenues for 2021 increased by 10.0% over 2020. Adjusted segment operating revenues for 2021 decreased by 1.6% over 2020. This decrease principally reflects a decrease in adjusted operating revenues in Argentina and Paraguay. In Argentina, we experienced a decrease in revenues from prepaid and postpaid wireless voice and corporate networks, which were attributable to adverse economic conditions and which were partially offset by an increase in broadband, fixed voice and Pay TV. In Chile, we experienced an increase in postpaid and Pay TV revenues. For this segment, we analyze results in Argentina, Paraguay and Uruguay in terms of the Argentine peso, because Argentina accounts for the major portion of the operations in these three countries.
Segment operating income for 2021 increased by 14.3% over 2020. Adjusted segment operating income for 2021 increased by 1.3% over 2020.
Segment operating margin was 3.4% in 2021, as compared to 3.3% in 2020. Adjusted segment operating margin was 17.4% in 2021, as compared to 15.7% in 2020. This increase in the segment operating margin for 2021 principally reflects a decrease in revenues, as described above, coupled with a decrease in costs and expenses, including as a result of inflation or exchange rates.

Andean Region - Ecuador and Peru
The number of prepaid wireless subscribers for 2021 increased by 7.3% over 2020, and the number of postpaid wireless subscribers increased by 15.7%, resulting in an increase in the total number of wireless subscribers in our Andean Region segment of 10.0%, or 1.9 million, to approximately 21.0 million as of December 31, 2021. The number of fixed voice RGUs for 2021 increased by 13.6% over 2020, the number of broadband RGUs increased by 15.6% and the number of Pay TV RGUs increased by 4.0%, resulting in an increase in total fixed RGUs in our Andean Region segment of 13.2%, or 286 thousand, to approximately 2.5 million as of December 31, 2021.
Segment operating revenues for 2021 decreased by 1.8% over 2020. Adjusted segment operating revenues for 2021 increased by 11.0% over 2020. This increase principally reflects an increase in revenues in Peru, partially offset by a decrease in Ecuador. The increase in revenues in Peru reflects an increase in revenues from prepaid and postpaid wireless, broadband, corporate networks, fixed voice and Pay TV services. The decrease in revenues in Ecuador reflects a decrease in revenues from postpaid mobile.
Segment operating income for 2021 decreased by 14.3% over 2020. Adjusted segment operating income for 2021 increased by 17.1% over 2020. This increase principally reflects an operating income increase of 55.9% in Peru partially offset by a decrease of 10.2% in Ecuador.
Segment operating margin was 14.1% in 2021, as compared to 16.1% in 2020. Adjusted segment operating margin was 19.6% in 2021, as compared to 18.4% in 2020. This increase in the segment operating margin for 2021 principally reflects a recovery in Peru, partially offset by a decrease in operating income in Ecuador.
Central America - Guatemala, El Salvador, Honduras, Nicaragua, Panama and Costa Rica
The number of prepaid wireless subscribers for 2021 increase by 10.7% over 2020, and the number of postpaid wireless subscribers increased by 4.4%, resulting in an increase in the total number of wireless subscribers in our Central America segment of 9.7%, or 1.5 million, to approximately 16.5 million as of December 31, 2021. The number of fixed voice RGUs for 2021 decreased by 2.1% over 2020, the number of broadband RGUs increased by 7.1%, and the number of Pay TV RGUs increased by 10.6%, resulting in an increase in total fixed RGUs in our Central America segment of 3.9%, or 165 thousand, to approximately 4.4 million as of December 31, 2021.
Segment operating revenues for 2021 increased by 0.8% over 2020. Adjusted segment operating revenues for 2021 increased by 6.5% over 2020.
Segment operating income for 2021 increased by 105.2% over 2020. Adjusted segment operating income for 2021 increased by 102.2% over 2020. This increase in segment operating income for 2021 principally reflects a decrease in depreciation expenses as a result of the exhaustion of the useful life of certain assets in Guatemala in 2021 and the recognition of asset impairment in Panama and Honduras in the prior year, which was not recognized in 2021.
Segment operating margin was 16.9% in 2021, as compared to 8.3% in 2020. Adjusted segment operating margin was 19.1% in 2021, as compared to 10.1% in 2020. This increase in segment operating margin for 2021 principally reflects an increase in income, particularly in El Salvador, Honduras, Guatemala, Nicaragua and Costa Rica.
Caribbean - The Dominican Republic & Puerto Rico
The number of prepaid wireless subscribers for 2021 increased by 12.1% over 2020, and the number of postpaid wireless subscribers increased by 3.3%, resulting in an increase in the total number of wireless subscribers in our Caribbean segment of 9.3%, or 600 thousand, to approximately 7.0 million as of December 31, 2021. The number of fixed voice RGUs for 2021 decreased by 1.2% over 2020, the number of broadband RGUs increased by 4.6% and the number of Pay TV RGUs increased by 5.3%, resulting in an increase in total fixed RGUs in our Caribbean segment of 1.9%, or 50 thousand, to approximately 2.6 million as of December 31, 2021.
Segment operating revenues for 2021 increased by 3.4% over 2020. Adjusted segment operating revenues for 2021 increased by 7.5% over 2020. This increase in segment operating revenues principally reflects increase in operating revenues in Puerto Rico and the Dominican Republic. We analyze segment results in U.S. dollars because it is the functional currency of our operations in Puerto Rico.
Segment operating income for 2021 increased by 29.2% over 2020. Adjusted segment operating income for 2021 increased by 32.4% over 2020. This increase principally reflects an increase of 34.3% in Puerto Rico and 22.4% in the Dominican Republic.
Segment operating margin was 21.7% in 2021, as compared to 17.3% in 2020. Adjusted segment operating margin was 18.4% in 2021, as compared to 14.9% in 2020. This increase in segment operating margin for 2021 principally reflects an increase in service revenues in Puerto Rico in postpaid and Pay TV and in the Dominican Republic, in broadband and fixed data services, and the effects of the cost savings program, partially offset by the depreciation of the Dominican Peso.

Europe
The number of prepaid wireless subscribers for 2021 decreased by 4.1% over 2020, and the number of postpaid wireless subscribers increased by 6.0%, resulting in an increase in the total number of wireless subscribers in our Europe segment of 4.1%, or 901 thousand, to approximately 22.8 million as of December 31, 2021. The number of fixed voice RGUs for 2021 decreased by 1.7% over 2020, the number of broadband RGUs increased by 1.8% and the number of Pay TV RGUs increased by 1.1%, resulting in an increase in total fixed RGUs in our Europe segment of 0.5%, or 31 thousand, to approximately 6.1 million as of December 31, 2021.
Segment operating revenues for 2021 increased by 2.1% over 2020. Adjusted segment operating revenues for 2021 increased by 4.4% over 2020. This increase in segment operating revenues principally reflects an increase in mobile services.
Segment operating income for 2021 increased by 2.0% over 2020. Adjusted segment operating income for 2021 increased by 21.5% over 2020. Segment operating margin was 11.8% in 2021, the same as in 2020. Adjusted segment operating margin was 13.6% in 2021, as compared to 11.7% in 2020. This increase in adjusted segment operating margin for 2021 principally reflects our corporate cost savings program and improved performance in all the countries in our Europe segment.

FUNDING REQUIREMENTS
We generate substantial cash flows from our operations. On a consolidated basis, our cash flows from operating activities were Ps.258.2 billion in 2021, compared to Ps.280.8 billion in 2020. Our cash and cash equivalents amounted to Ps.38.7 billion at December 31, 2021, compared to Ps.35.9 billion at December 31, 2020. We believe our working capital is sufficient for our present requirements, and we anticipate generating sufficient cash to satisfy our long-term liquidity needs.
We use the cash that we generate from our operations and from borrowings principally for the following purposes:

•
Capital expenditures -
We make substantial capital expenditures to continue expanding and improving our networks in each country in which we operate. Our capital expenditures on plant, property and equipment and acquisition or renewal of licenses were Ps.158.1 billion in 2021, Ps.129.6 billion in 2020 and Ps.151.8 billion in 2019. The amount of capital expenditures can vary significantly from year to year, depending on acquisition opportunities, concession renewal schedules and the need for more spectrum. We have budgeted capital expenditures for 2022 of approximately U.S.$8.7 billion (Ps.180.8 billion), which will be primarily funded by our operating activities. We reduced our capital expenditures in 2020 principally due to difficulties in obtaining certain supplies, services and equipment during the
COVID-19
outbreak. Our capital expenditures for 2021 and our budgeted capital expenditures for 2022 are in line with our historical capital expenditure levels.

•	Acquisitions - In December 2021, we entered into an agreement to acquire approximately 32% of Oi Group’s Brazilian mobile subscribers for R$3.6 billion. This transaction closed on April 20, 2022.

•
Short-term debt and contractual obligations -
We must pay interest on our indebtedness and repay principal when due. As of December 31, 2021, we had approximately Ps.180.6 billion in debt and contractual obligations due in 2022, including approximately Ps.145.2 billion of principal and amortization, Ps.27.6 billion in short-term lease debt, and Ps.7.8 billion in purchase obligations.

•
Long-term debt and contractual obligations -
As of December 31, 2021, we had approximately Ps.165.3 billion in debt and contractual obligations due between 2023 and 2025, including approximately Ps.109.9 billion of principal and amortization, Ps.46.4 billion in long-term lease debt, and Ps.9.0 billion in purchase obligations. On the same date, we had approximately Ps.73.5 billion in debt and contractual obligations due between 2026 and 2027, including approximately Ps.54.9 billion of principal and amortization, Ps.13.0 billion in long-term lease debt, and Ps.5.5 billion in purchase obligations. On the same date, we had approximately Ps.277.2 billion in debt and contractual obligations due after 2027, including approximately Ps.254 billion of principal and amortization, Ps.11.6 billion in long-term lease debt, and Ps.11.7 billion in purchase obligations.

•
Dividends -
We pay regular dividends. We paid Ps.27.8 billion in dividends in 2021 and Ps.9.6 billion in 2020. Our shareholders approved on April 20, 2022 the payment of a Ps. 0.44 ordinary dividend per share in one installment in 2022. See “Share Ownership and Trading—Dividends” under Part IV in this annual report.

•
Share repurchases -
We regularly repurchase our own shares. We spent Ps.36.8 billion repurchasing our own shares in the open market in 2021 and Ps.5.2 billion in 2020. Our shareholders have authorized additional amounts to repurchase, and as of March 31, 2022, we have spent Ps.9.2 billion repurchasing our shares in the open market in 2022, but whether we will continue to do so will depend on our operating cash flow and on various other considerations, including market prices and our other capital requirements.

BORROWINGS
In addition to cash flows generated from operations, we rely on a combination of borrowings from a range of different sources, including the international capital markets, capital markets in Mexico and other countries where we operate, international and local banks, equipment suppliers and export credit agencies. We seek to maintain access to diverse sources of funding. In managing our funding, we generally seek to keep our leverage, as measured by the ratio of net debt to EBITDA, at a level that is consistent with maintaining the ratings given to our debt by the principal credit rating agencies. Our total consolidated indebtedness as of December 31, 2021 was Ps.564.0 billion, of which Ps.145.2 billion was short-term debt (including the current portion of long-term debt), compared to Ps.628.4 billion as of December 31, 2020.
Management defines net debt as total debt minus cash and cash equivalents, minus marketable securities (including Koninklijke KPN N.V. (“KPN”) shares and Verizon shares), other short term investments and fixed-income securities with a tenor of more than one year. Verizon shares are factored into calculations of net debt for information as of December 31, 2021, but are not factored into calculations of net debt for information as of December 31, 2020. As of December 31, 2021, we had net debt of Ps.400.8 billion, compared to Ps.537.8 billion as of December 31, 2020.

Without taking into account the effects of derivative financial instruments that we use to manage our interest rate and currency risk, approximately 84.8% of our indebtedness at December 31, 2021 was denominated in currencies other than Mexican pesos (approximately 36.4% of such non-Mexican
peso debt was in U.S. dollars and 63.6% in other currencies), and approximately 13.5% of our consolidated debt obligations bore interest at floating rates. After the effects of derivative transactions and excluding the debt of Telekom Austria, approximately 46.3% of our net debt as of December 31, 2021 was denominated in Mexican pesos.
The weighted average cost of all our third-party debt at December 31, 2021 (excluding commissions and reimbursement of certain lenders for Mexican taxes withheld) was approximately 3.78% per annum.
Our major categories of indebtedness at December 31, 2021 are summarized in the table below. See also Note 14 to our audited consolidated financial statements included in this annual report.

DEBT

(millions of Mexican pesos)

SENIOR NOTES

DENOMINATED IN U.S. DOLLARS

América Móvil 3.625% Senior Notes due 2029	20,584

América Móvil 2.875% Senior Notes due 2030	20,584

América Móvil 6.375% Senior Notes due 2035	20,199

América Móvil 6.125% Senior Notes due 2037	7,600

América Móvil 6.125% Senior Notes due 2040	41,167

América Móvil 4.375% Senior Notes due 2042	23,671

América Móvil 4.375% Senior Notes due 2049	25,729

Total	159,534

DENOMINATED IN MEXICAN PESOS

América Móvil 6.450% Senior Notes due 2022	22,500

América Móvil 7.125% Senior Notes due 2024	11,000

América Móvil 0.000% Domestic Senior Notes due 2025	5,285

América Móvil 8.460% Senior Notes due 2036	7,872

Telmex 8.360% Domestic Senior Notes due 2037	5,000

Total	51,657

DENOMINATED IN EURO

TKA 4.000% Senior Notes due 2022	17,566

TKA 3.500% Senior Notes due 2023	7,027

América Móvil 3.259% Senior Notes due 2023	17,566

América Móvil 1.500% Senior Notes due 2024	19,909

Exchangeable Bond 0.00% due 2024	49,116

TKA 1.500% Senior Notes due 2026	17,566

América Móvil 0.750% Senior Notes due 2027	23,422

América Móvil 2.125% Senior Notes due 2028	15,224

Total	167,396

DEBT

(millions of Mexican pesos)

DENOMINATED IN POUND STERLING

América Móvil 5.000% Senior Notes due 2026	13,925

América Móvil 5.750% Senior Notes due 2030	18,102

América Móvil 4.948% Senior Notes due 2033	8,355

América Móvil 4.375% Senior Notes due 2041	20,887

Total	61,269

DENOMINATED IN JAPANESE YEN

América Móvil 2.950% Senior Notes due 2039	2,326

Total	2,326

DENOMINATED IN CHILEAN PESOS

América Móvil 3.961% Senior Notes due 2035	3,776

Total	3,776

DENOMINATED IN BRAZILIAN REAIS

Claro Brasil CDI + 0.960% Domestic Senior Notes due 2022	9,221

Claro Brasil 106.000% of CDI Domestic Senior Notes due 2022	7,377

Claro Brasil 106.500% of CDI Domestic Senior Notes due 2022	3,688

Total	20,286

HYBRID NOTES

DENOMINATED IN EURO

América Móvil NC10 (Series B) Capital Securities due 2073	12,882

Total	12,882

BANK DEBT AND OTHER

DENOMINATED IN US DOLLARS	14,724

DENOMINATED IN EUROS	18,738

DENOMINATED IN MEXICAN PESOS	34,080

DENOMINATED IN CHILEAN PESOS	7,467

DENOMINATED IN PERUVIAN SOLES	9,815

DENOMINATED IN OTHER CURRENCIES	80

Total	84,904

Total Debt	564,030

Less short-term debt and current portion of long-term debt	145,223

Total Long-term Debt	418,807

EQUITY

Capital stock	96,333

Total retained earnings	447,690

Other comprehensive income (loss) items	(154,389)

Non-controlling interest	64,407

Total Equity	454,041

Total Capitalization (total long-term debt plus equity)	872,848

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
Our domestic senior notes (
certificados bursátiles
) sold in the Mexican capital markets have varying maturities, ranging from 2025 through 2037, and bear interest at fixed rates.
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
In April 2022, we issued a total of U.S.$1 billion aggregate principal amount of 5.375% senior notes. On the date on which Sitios is duly incorporated in accordance with Mexican law and the resolutions approved by our shareholders in the extraordinary shareholders’ meeting dated as of September 29, 2021 (the
“Spin-off
Effective Date”), Sitios will assume all of our obligations under the aforementioned notes and the associated indenture, and we will be released from all of our obligations under such notes and indenture.
Hybrid notes.
We have outstanding one series of Capital Securities maturing in 2073, denominated in euros totaling
€
550 million. The Capital Securities are subject to redemption at our option at varying dates beginning in 2023. Our hybrid notes are deeply subordinated, and when they were issued, the principal rating agencies stated that they would treat half of the principal amount as indebtedness for purposes of evaluating our leverage (an analysis referred to as 50% equity credit). Standard & Poor’s now treats 100% of the principal amount under the hybrid notes as indebtedness.
Bank loans.
At December 31, 2021, we had approximately Ps.84.9 billion outstanding under a number of bank facilities bearing interest at fixed and variable rates. We also have two revolving syndicated credit facilities—one for U.S.$2.5 billion expiring in August 2024 and one for the Euro equivalent of U.S.$1.5 billion expiring in May 2026, which contains a sustainability-linked framework. As long as the facilities are committed, a commitment fee is paid. As of December 31, 2021, these credit facilities were not drawn. Both facilities include covenants that limit our ability to incur secured debt, to effect a merger in which the surviving entity would not be América Móvil or to sell substantially all of our assets. In addition, both facilities require us to maintain a consolidated ratio of debt to EBITDA not greater than 4.0 to 1.0 and a consolidated ratio of EBITDA to interest expense not less than 2.5 to 1.0. As of the date of this annual report, we are in compliance with these covenants.
Telekom Austria has an undrawn revolving syndicated credit facility for
€
1.0 billion (the “TKA Facility”) expiring in July 2026. The TKA Facility includes covenants that limit Telekom Austria’s ability to incur secured debt, effect certain mergers or sell substantially all of its assets and our ability to transfer control over, or reduce our share ownership in, Telekom Austria. For more information, see Note 14 to our audited consolidated financial statements included in this annual report. In addition to the bank loans summarized in the table above, in March 2022, we entered into a credit agreement providing for borrowings in an amount up to Ps.20,558,500,000 (the “Sitios Credit Facility”) with a group of lenders that includes affiliates and BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México, as administrative agent for the lenders. The full principal amount available under this facility was disbursed on March 23, 2022. On the
Spin-off
Effective Date, we will be released from our obligations under the Sitios Credit Facility and all liabilities with respect thereto will be transferred to Sitios, and Sitios will assume all of our obligations thereunder. Additionally, on April 14, 2022, Claro Brasil entered into an uncommitted term loan facility agreement for borrowings in an amount up to R$1.7 billion with BNP Paribas S.A. as lender. This facility will mature in 2023.
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
From time to time we have issued commercial paper under our euro-denominated commercial paper program. At December 31, 2021, there were no amounts outstanding under such program.
As of December 31, 2021, we had, on an unconsolidated basis, unsecured and unsubordinated indebtedness of approximately Ps.391.3 billion (U.S.$19.0 billion), excluding guarantees of subsidiaries’ indebtedness. As of December 31, 2021, our subsidiaries had indebtedness (excluding guarantees of indebtedness of us and our other subsidiaries) of approximately Ps.172.7 billion (U.S.$8.3 billion), and a substantial portion of our subsidiaries’ indebtedness is owed by Telekom Austria.
GUARANTOR FINANCIAL INFORMATION
Some of the public securities issued by América Móvil in international and Mexican capital markets are guaranteed by Telcel, a wholly-owned subsidiary. As of December 31, 2021, the aggregate principal amount of debt guaranteed by Telcel was Ps.106,327 million. The guarantees provide that, in case of the failure of the Company to punctually make payment of any principal, premium, interest, additional amounts or any other amounts that may become payable by the Company in respect of the notes, Telcel agrees to immediately pay the amount that is due and required to be paid.
The following tables present summarized unconsolidated financial information for the Company and Telcel after eliminating transactions and balances between them.

	AS OF DECEMBER 31, 2021

	PARENT		GUARANTOR

Current assets	Ps.	25,288	Ps.	48,552

Total assets		56,794		221,510

Current liabilities		80,566		177,133

Total liabilities		420,630		190,518

Total revenues	Ps.	-	Ps.	169,203

Operating Income		(27,424)		99,246

Net profit for the year		(66,596)		100,072
RISK MANAGEMENT
We regularly assess our interest rate and currency exchange exposures in order to determine how to manage the risk associated with these exposures. We have indebtedness denominated in currencies other than the currency of our operating environments, and we have expenses for operations and for capital expenditures in a variety of currencies. We use derivatives to manage the resulting exchange rate and interest rate exposures. We do not use derivatives to hedge the exchange rate exposures that arise from having operations in different countries. For additional information on market risk, see Note 2 v(ii) to our audited consolidated financial statements included in this annual report.
Our practices vary from time to time depending on our judgment of the level of risk, expectations as to exchange rate or interest rate movements and the costs of using derivative financial instruments. We may stop using derivative financial instruments or modify our practices at any time.
As of December 31, 2021, the net fair value of our derivatives and other financial items was a net asset of Ps.0.1 billion, which are described in Note 7 to our audited consolidated financial statements. For additional information, see Note 2 v to our audited consolidated financial statements included in this annual report.

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
We are contesting significant tax assessments
We and some of our subsidiaries have been notified of tax assessments for significant amounts by the tax authorities of the countries in which we operate, especially in Brazil, Mexico and Colombia. The tax assessments relate to, among other things, alleged improper deductions and underpayments. We are contesting these tax assessments in several administrative and legal proceedings, and our challenges are at various stages. The amounts claimed by the tax authorities in these matters are significant. In many cases, we have not established a provision in our audited financial statements for these matters, or the amount claimed may be significantly in excess of any reserve established. We evaluate income tax contingencies applying IAS 12 and IFRIC 23. For other tax contingencies we consider the applicable IFRS guidance. Our significant tax assessments are described in Note 17 to our audited consolidated financial statements included in this annual report. If determined adversely to us, these proceedings may have a material adverse effect on our business, results of operations, financial condition or prospects. In addition, in some jurisdictions, challenges to tax assessments require the posting of a bond or security for the contested amount, which may reduce our flexibility in operating our business.
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
Such delay may occur because of, among other reasons, construction delays, unavailability of launch vehicles and/ or launch failures. In addition, our operations have been disrupted by natural disturbances such as hurricanes and earthquakes.
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
Effects of climate change may impose risk of damage to our infrastructure and our ability to provide services, all of which may result in potential adverse impact to our financial results
Extreme weather events precipitated by long-term climate change have the potential to directly damage network facilities or disrupt our ability to build and maintain portions of our network and could potentially disrupt suppliers’ ability to provide products and services required to provide reliable network coverage. Any such disruption could delay network deployment plans, interrupt service for our customers, increase our costs and have a negative effect on our operating results. The potential physical effects of climate change, such as increased frequency and severity of storms, floods, fires, freezing conditions, sea-level
rise, and other climate-related events, could adversely affect our operations, infrastructure, and financial results. Operational impacts resulting from the potential physical effects of climate change, such as damage to our network infrastructure, could result in increased costs and loss of revenue. We could incur significant costs to improve the climate resiliency of our infrastructure and otherwise prepare for, respond to, and mitigate such physical effects of climate change. We are not able to accurately predict the materiality of any potential losses or costs associated with the physical effects of climate change.
Public health crises, including the
COVID-19
pandemic, could materially adversely affect our business, financial condition and results of operations
We are subject to risks related to public health crises, such as the
COVID-19
pandemic, which had an adverse effect on our operating results in 2020. Our business is based on our ability to provide products and services to customers throughout Mexico and around the world and the ability of those customers to use and pay for those products and services for their businesses and in their daily lives. As a result, our business, financial condition and results of operations could be materially adversely affected by a crisis, like the
COVID-19
pandemic, that significantly impacts the way customers use and are able to pay for our products and services, the way our employees are able to provide services to our customers, and the ways that our partners and suppliers are able to provide products and services to us. For example, public and private sector policies and initiatives to reduce the transmission of
COVID-19,
including the initiatives we took in response to the health crisis to promote the health and safety of our employees and provide critical infrastructure and connectivity to our customers, along with the related global slowdown in economic activity, contributed to decreased net profit for the year and lower earnings per share during 2020.
In addition, such a crisis could significantly increase the probability or consequences of the risks our business faces in ordinary circumstances, such as risks associated with our supplier and vendor relationships, risks of an economic slowdown, regulatory risks, and the costs and availability of financing. Because the severity, magnitude and duration of the
COVID-19
pandemic and its economic consequences are uncertain and rapidly changing, the impact on our business, financial condition and results of operations in 2022 and beyond remains uncertain and difficult to predict. In addition, the ultimate impact of the
COVID-19
pandemic on our business, financial condition and results of operations depends on many factors, including those discussed above, that are not within our control.
Many of our employees are unionized and increases in labor and employee benefit costs may reduce our profitability, increase our funding requirements and could have an adverse impact on our operations
Many of our employees are members of labor unions with which we conduct collective negotiations on wages, benefits and working conditions. We use actuarial methodologies and assumptions such as discount rate, salary increase and mortality, among others, for the determination and valuation of our employee benefits, including retirement benefits. We evaluate from time to time, with the support of specialists, our actuarial methodologies and assumptions, as well as the valuation of the assets related to these benefits.
Our labor costs and the costs of maintaining employee benefits are substantial, and could be affected by several factors, including legislative and regulatory changes, work stoppages, subsequent negotiations, increases in healthcare costs, minimum wages, decreases in investment returns on the assets held in funds to support the payment of certain employee benefits and changes in the discount rate and mortality assumptions. An increase in labor and employee benefit costs could reduce our profitability, increase our funding requirements and have an adverse impact on our operations.
Inflationary pressures on costs may impact our network construction, financial condition and results of operations
As a provider of telecommunications and technology services, we sell handsets, wireless data cards, wireless computing devices and customer premises equipment manufactured by various suppliers. We depend on suppliers to provide us, directly or through other suppliers, with items such as network equipment, customer premises equipment, and wireless-related equipment such as mobile hotspots, handsets, wirelessly enabled computers, wireless data cards and other connected devices for our customers. In 2021 and 2022 year to date, the costs of these inputs and the costs of labor necessary to develop and maintain our networks and our products and services have rapidly increased. In addition, many of these inputs are subject to price fluctuations from a number of factors, including, but not limited to, market conditions, demand and volatility in the prices for raw materials used in the production of these devices and network components, weather, climate change, energy costs (including as a result of the ongoing conflict in Ukraine, which has resulted in historically high energy market prices), currency fluctuations, supplier capacities, governmental actions, import and export requirements (including tariffs), and other factors beyond our control. Although we are unable to predict the impact on our ability to source materials in the future, we expect these supply pressures to continue into 2022. We also expect the pressures of input cost inflation to continue into 2022.
Our attempts to offset these cost pressures, such as through increases in the selling prices of some of our products and services, may not be successful. Higher product prices may result in reductions in sales volume. Consumers may be less willing to pay a price differential for our products and may increasingly purchase lower-priced offerings, or may forego some purchases altogether, during an economic downturn. To the extent that price increases are not sufficient to offset these increased costs adequately or in a timely manner, and/or if they result in significant decreases in sales volume, our business, financial condition or operating results may be adversely affected. Furthermore, we may not be able to offset any cost increases through productivity and cost-saving initiatives.
We rely on highly skilled personnel throughout all levels of our business. Our business could be harmed if we are unable to retain or motivate key personnel, hire qualified personnel or maintain our corporate culture
The market for highly skilled workers and leaders in our industry is extremely competitive. We believe that our future success depends in substantial part on our ability to recruit, hire, motivate, develop, and retain talented personnel for all areas of our organization, including our CEO and the other members of our senior leadership team. Our inability to retain these employees or to replace them with qualified and capable successors could hinder our strategic planning and execution. If key employees depart, our business could be negatively impacted. We may incur significant costs in identifying, hiring and replacing departing employees and may lose significant expertise and talent. As a result, we may not be able to meet our business plan and our revenue growth and profitability may be materially adversely affected.
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

If our churn rate increases, our business could be negatively affected
The cost of acquiring a new subscriber is much higher than the cost of maintaining an existing subscriber. Accordingly, subscriber deactivations, or “churn,” could have a material negative impact on our operating income, even if we are able to obtain one new subscriber for each lost subscriber. A substantial majority of our subscribers are prepaid, and we do not have long-term contracts with them. Our average churn rate on a consolidated basis was 3.3% for the year ended December 31, 2021 and 3.8% for the year ended December 31, 2020. If we experience an increase in our churn rate, our ability to achieve revenue growth could be materially impacted. In addition, a decline in general economic conditions could lead to an increase in churn, particularly among our prepaid subscribers.
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
Holders of L Shares and L Share ADSs have limited voting rights
Our bylaws provide that holders of L Shares are not permitted to vote, except on such limited matters as, among others, the transformation or merger of América Móvil or the cancellation of registration of the L Shares with the Mexican Securities Registry (
Registro Nacional de Valores
, or “RNV”) maintained by the CNBV or any stock exchange on which they are listed. If you hold L Shares or L Share ADSs, you will not be able to vote on most matters, including the declaration of dividends, which are subject to a shareholder vote in accordance with our bylaws.
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
RISKS RELATING TO DEVELOPMENTS IN MEXICO AND OTHER COUNTRIES
Economic, political and social conditions in Latin America, the Caribbean and Europe may adversely affect our business
Our financial performance may be significantly affected by general economic, political and social conditions in the markets where we operate. Many countries in Latin America and the Caribbean, including Mexico, Brazil and Argentina, have undergone significant economic, political and social crises in the past, and these events may occur again in the future. We cannot predict whether changes in political administrations will result in changes in governmental policy and whether such changes will affect our business. Factors related to economic, political and social conditions that could affect our performance include:

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
Adverse economic, political and social conditions in Latin America, the Caribbean or in Europe may inhibit demand for telecommunication services and create uncertainty regarding our operating environment or may affect our ability to renew our licenses and concessions, to maintain or increase our market share or profitability and may have an adverse impact on future acquisitions, which could have a material adverse effect on our company. In addition, the perception of risk in the countries in which we operate may have a negative effect on the trading price of our shares and ADSs and may restrict our access to international financial markets.
Our business may also be especially affected by conditions in Mexico and Brazil, two of our largest markets. For example, Mexican elections in July 2018 and July 2021 resulted in a new president and in a Congress in which the political party with more members in both houses is a different political party from the parties that have been in power in the past. We cannot predict what changes in policy the Mexican administration may adopt, or their impact on our operations. Additionally, in Mexico, economic conditions are strongly impacted by those of the United States. There is continuing uncertainty regarding U.S. policies with respect to matters of importance to Mexico and its economy, particularly with respect to trade and migration.
The phase out of the London Interbank Offered Rate (LIBOR), or the replacement of LIBOR with a different reference rate, may adversely affect interest rates
In March 2021, the ICE Benchmark Administration (the Financial Conduct Authority-regulated and authorized administrator of LIBOR) announced that it would cease the publication of the one-week
and
two-month
U.S. dollar LIBOR after December 31, 2021, and the publication of all remaining U.S. dollar LIBOR tenors after June 30, 2023.
The U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee (the “ARRC”), a steering committee comprised of large U.S. financial institutions, has proposed a new index calculated by short term repurchase agreements, backed by U.S. Treasury securities, called the Secured Overnight Financing Rate (“SOFR”) as an alternative to LIBOR for use in contracts that are currently indexed to U.S. dollar LIBOR and has proposed a paced market transition plan to SOFR. On July 29, 2021, the ARRC formally recommended SOFR as its preferred alternative replacement rate for U.S. dollar LIBOR.
Although many of our LIBOR-based obligations provide for alternative methods of calculating the interest rate payable if LIBOR is not reported, the extent and manner of any future changes with respect to methods of calculating LIBOR or replacing LIBOR with another benchmark are unknown and impossible to predict at this time and, as such, may result in interest rates that are materially higher than current interest rates. This could materially and adversely affect our results of operations, cash flows and liquidity.
Changes in exchange rates could adversely affect our financial condition and results of operations
We are affected by fluctuations in the value of the currencies in which we conduct operations compared to the currencies in which our indebtedness is denominated. Such changes result in exchange losses or gains on our net indebtedness and accounts payable. In 2021, we reported net foreign exchange losses of Ps.17.0 billion.
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
Developments in other countries may affect the market price of our securities and adversely affect our ability to raise additional financing
The market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other countries, including the United States, the European Union (the “EU”) and emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Mexico, investors’ reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Mexican issuers. Crises in the United States, the EU and emerging market countries may diminish investor interest in securities of Mexican issuers. For example, in response to the ongoing military conflict involving Russia and Ukraine, the United States, other North Atlantic Treaty Organization member states, as well as non-member
states, have announced targeted economic sanctions on Russia, certain Russian citizens and enterprises. The continuation of the conflict may trigger a series of additional economic and other sanctions enacted by the United States, other North Atlantic Treaty Organization member states, and other countries. This could materially and adversely affect economic conditions, the market price of our securities and our operations in Belarus, and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

PART IV
SHARE OWNERSHIP AND TRADING

Improving learning capacity

The following table sets forth our capital structure as of March 31, 2022.

SERIES	NUMBER OF SHARES (MILLIONS)	PERCENT OF COMBINED CAPITAL	A SHARES AND AA SHARES (1)

L Shares	43,164	67.2%	—
(no par value)

AA Shares	20,555	32.0%	97.6%
(no par value)

A Shares	498	0.8%	2.4%
(no par value)

Total (2)	64,217	100%	100%

(1)
  The AA Shares and A Shares of América Móvil, together, are entitled to elect a majority of our directors. Holders of L Shares are entitled to limited voting rights under our bylaws. See “Bylaws—Voting Rights” under this Part IV.
(2)
  Figures in the table may not recalculate exactly due to rounding.

According to reports of beneficial ownership of our shares filed with the SEC, the Slim Family may be deemed to control us through their interests in a Mexican trust that holds AA Shares and L Shares for their benefit (the “Family Trust”), their interest in Control Empresarial de Capitales, S.A. de C.V. (“Control Empresarial de Capitales”) (formerly known as Inversora Carso, S.A. de C.V.), and their direct ownership of our shares. See “Management—Directors” and “Management—Executive Committee” under Part V and “Related Party Transactions” under this Part IV of this annual report.
The following table identifies owners of more than 5.0% of any series of our shares as of March 31, 2022. Except as described in the table below and the accompanying notes, we are not aware of any holder of more than 5.0% of any series of our shares. Figures below do not include L Shares that would be held by each shareholder upon conversion of AA Shares or A Shares, as provided for under our bylaws. See “Management—Share Ownership of Directors and Senior Management” under Part V of this annual report.

SHAREHOLDER	SHARES OWNED (MILLIONS)	PERCENT OF CLASS (1)

AA SHARES:

Family Trust (2)	10,894	53.0%

Control Empresarial de

Capitales (3)	4,381	21.3%

Carlos Slim Helú	1,879	9.1%

L SHARES:

Control Empresarial de Capitales (3)	6,318	14.6%

Family Trust (2)	6,849	15.9%

Carlos Slim Helú	3,322	7.7%

Blackrock (4)	2,164	5.0%

(1)
  Percentage figures are based on the number of shares outstanding as of March 31, 2022.
(2)
  The Family Trust is a Mexican trust that holds AA Shares and L Shares for the benefit of members of the Slim Family. In addition to shares held by the Family Trust, members of the Slim Family, including Carlos Slim Helú, directly own an aggregate of 3,558 million AA Shares and 10,227 million L Shares representing 17.3% and 23.7%, respectively, of each series. According to beneficial reports filed with the SEC, none of these members of the Slim Family, other than Carlos Slim Helú, individually directly own more than 5.0% of any class of our shares.
(3)
  Includes shares owned by subsidiaries of Control Empresarial de Capitales, formerly known as Inversora Carso. Based on beneficial ownership reports filed with the SEC, Control Empresarial de Capitales is a Mexican sociedad anónima de capital variable and may be deemed to be controlled by the Slim Family.
(4)
  Based on beneficial ownership reports filed with the SEC.

As of March 31, 2022, 12.2% of the outstanding L Shares were represented by L Share ADSs, each representing the right to receive 20 L Shares, and 99.9% of the L Share ADSs were held by 6,246 registered holders with addresses in the United States. As of such date, 23.8% of the A Shares were held in the form of A Share ADSs, each representing the right to receive 20 A Shares, and 99.84% of the A Share ADSs were held by 3,113 registered holders with addresses in the United States. Each A Share may be exchanged at the option of the holder for one L Share.
We have no information concerning the number of holders with registered addresses in the United States that hold:

•	AA Shares;
•	A Shares not represented by ADSs; or
•	L Shares not represented by ADSs.

Our subsidiaries purchase materials or services from a variety of companies that may be deemed for certain purposes to be under common control with us, including Telesites, Grupo Carso, Grupo Financiero Inbursa and their respective subsidiaries.
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
We and Telesites have entered into an agreement providing for site usage fees, annual price escalations and fixed annual charges that permit us to install a pre-determined
amount of equipment at the Telesite towers and provide for incremental fee payments if capacity use is exceeded. The principal economic terms of the agreement conform to the reference terms published by Telesites and approved by the Federal Telecommunications Institute (
Instituto Federal de Telecomunicaciones
, or “IFT”).
We enter into a number of transactions with related parties in the ordinary course of our business. We believe that these transactions are on terms comparable to those that could be obtained in arm’s length negotiations with unaffiliated third parties. Note 6 and Note 15 to our audited consolidated financial statements included in this annual report set forth information on related party transactions for the three year period set forth therein. We do not regard any of these transactions as material to us.
In accordance with Mexican law, an independent audit committee must provide an opinion to the Board of Directors regarding any transaction with a related party that requires approval by the Board of Directors. Pursuant to Mexican law, related party transactions that are non-material,
are within the ordinary course of business, or are on an
arm’s-length
basis, do not require specific board approval, if consistent with the guidelines approved by the Board of Directors.
We regularly pay cash dividends on our shares. The table below sets forth the nominal amount of dividends paid per share on each date indicated, in Mexican pesos and translated into U.S. dollars at the exchange rate reported by Banco de México, as published in the Official Gazette, for each of the respective payment dates.

PAYMENT DATE	PESOS PER SHARE	DOLLARS PER SHARE

November 8, 2021	Ps.0.20	U.S.$ 0.0097

July 19, 2021	Ps.0.20	U.S.$ 0.0100

November 9, 2020	Ps.0.19	U.S.$ 0.0092

July 20, 2020	Ps.0.19	U.S.$ 0.0085

November 11, 2019	Ps.0.17	U.S.$ 0.0090

July 15, 2019	Ps.0.18	U.S.$ 0.0095

November 12, 2018	Ps.0.16	U.S.$ 0.0080

July 16, 2018	Ps.0.16	U.S.$ 0.0085

November 13, 2017	Ps.0.15	U.S.$ 0.0079

July 17, 2017	Ps.0.15	U.S.$ 0.0085
On April 20, 2022 our shareholders approved a cash dividend of Ps.0.44 per share, payable in one installment on August 29, 2022.
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

We periodically repurchase at our discretion our L Shares and A Shares on the open market pursuant to guidelines approved by our Board of Directors, using funds up to an amount authorized by our shareholders specifically for the repurchase of L Shares and A Shares. Our shareholders authorized the allocation of up to Ps.6 billion in February 2021, Ps.25 billion in April 2021 and Ps.26 billion in November 2021, in each case to repurchase L Shares and A Shares. In our 2022 annual ordinary shareholders’ meeting, our shareholders authorized increase to the buyback program fund by an amount equal to Ps.26 billion, which after the increase amounts to Ps.36.539 billion to repurchase L Shares and A Shares from April 2022 to April 2023.
The following table sets out information concerning purchases of our L Shares by us and our affiliated purchasers in 2021. We did not repurchase our L Shares other than through the share repurchase program, and we did not repurchase any A Shares.

PERIOD	TOTAL NUMBER OF SHARES PURCHASED (1)	AVERAGE PRICE PER SHARE		TOTAL NUMBER OF SHARES PURCHASED AS PART OF PUBLICLY ANNOUNCED PLANS OR PROGRAMS	APPROXIMATE MEXICAN PESO VALUE OF SHARES THAT MAY YET BE PURCHASED UNDER THE PLANS OR PROGRAMS (2)

January 2021	58,300,000	Ps.	14.70	58,300,000	Ps.	137,547,600.71

February 2021	83,000,000		13.76	83,000,000		5,002,342,621.26

March 2021	180,000,000		14.11	180,000,000		2,476,906,037.20

April 2021	169,345,689		14.42	169,345,689		24,433,023,601.16

May 2021	132,896,900		14.86	132,896,900		22,469,536,093.00

June 2021	141,528,312		15.63	141,528,312		20,270,462,806.00

July 2021	184,489,748		15.81	184,489,748		17,370,881,547.05

August 2021	214,000,000		17.87	214,000,000		13,568,848,403.30

September 2021	249,000,000		18.64	249,000,000		8,954,740,926.13

October 2021	273,600,000		18.14	273,600,000		4,020,009,413.98

November 2021	285,400,000		18.70	285,400,000		24,714,680,611.87

December 2021	201,259,367		20.50	201,259,367		20,612,674,146.83

Total L Shares	2,172,820,016			2,172,820,016

(1)
  This includes purchases by us and our affiliated purchasers in 2021.
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
This discussion does not constitute, and should not be considered as, legal or tax advice to holders. The discussion is for general information purposes only and is based upon the federal tax laws of Mexico (including the Mexican Income Tax Law (
Ley del Impuesto sobre la Renta
) and the United States in effect on the date of this annual report, including the Convention for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion and the protocols thereto between the United States and Mexico currently in force (together, the "Tax Treaty") and the agreement between the United States and Mexico concerning the exchange of information with respect to tax matters. The Tax Treaty is subject to change, and such changes may have retroactive effects. Holders of shares or ADSs should consult their own tax advisors as to the Mexican, U.S. or other tax consequences of the purchase, ownership and disposition of shares or ADSs, including, in particular, the effect of any foreign, state or local tax laws.
MEXICAN TAX CONSIDERATIONS
The following is a general summary of the principal consequences under the Mexican Income Tax Law and the rules and regulations thereunder, as currently in effect, of an investment in shares or ADSs by a holder that is not a resident of Mexico and that will not hold shares or ADSs or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment in Mexico (a "nonresident holder").
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
This summary does not purport to be a comprehensive description of all the Mexican tax considerations that may be relevant to a decision to purchase, own or dispose of the shares. In particular, this summary (i) does not describe any tax consequences arising under the laws of any state, locality, municipality or taxing jurisdiction other than certain federal laws of Mexico and (ii) does not address all of the Mexican tax consequences that may be applicable to specific holders of the shares, including a holder:

•
whose shares were not acquired through the Mexican Stock Exchange or other markets authorized by the Ministry of Finance and Public Credit (
Secretaría de Hacienda y Crédito Público
) or the Mexican Federal Tax Code;

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
The amount of Mexican tax withheld generally will give rise to a foreign tax credit or deduction for U.S. federal income tax purposes. Dividends generally will constitute "passive category income" for purposes of the foreign tax credit. The foreign tax credit rules are complex. U.S. holders should consult their own tax advisors with respect to the implications of those rules for their investments in our shares or ADSs.
Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the shares or ADSs will be subject to taxation at reduced rates if the dividends are "qualified dividends." Dividends paid on the shares or ADSs will be treated as qualified dividends if (i) (A) the shares or ADSs are readily tradable on an established securities market in the United States or (B) we are eligible for the benefits of a comprehensive tax treaty with the United States which the U.S. Treasury determines is satisfactory for purposes of this provision and which includes an exchange of information program, and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company ("PFIC"). The ADSs are listed on the NYSE, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. In addition, the U.S. Treasury has determined that the Tax Treaty meets the requirements for reduced rates of taxation, and we believe we are eligible for the benefits of the Tax Treaty. Based on our audited consolidated financial statements and relevant market data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to the 2020 and 2021 taxable years. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income and relevant market data, we do not anticipate becoming a PFIC for the 2022 taxable year. Holders of shares or ADSs should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.
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
Gain, if any, realized by a U.S. holder on the sale or other disposition of the shares or ADSs generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, if a Mexican withholding tax is imposed on the sale or disposition of the shares, a U.S. holder that does not receive significant foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of such Mexican taxes. In addition, as a result of recent changes to the foreign tax credit rules, for taxable years beginning after December 28, 2021, any Mexican tax imposed on the sale or other disposition of the shares or ADSs is unlikely to be treated as creditable, unless the U.S. Holder is eligible for and elects the benefits of the Tax Treaty. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, the shares or ADSs.
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

DIRECTORS
Our Board of Directors has broad authority to manage our company. Our bylaws provide for the Board of Directors to consist of between 5 and 21 directors and allow for the election of an equal number of alternate directors. Directors need not be shareholders. A majority of our directors and a majority of the alternate directors must be Mexican citizens and elected by Mexican shareholders.
A majority of the holders of the AA Shares and A Shares voting together elect a majority of the directors and alternate directors, provided that any holder or group of holders of at least 10.0% of the total AA Shares and A Shares is entitled to name one director and one alternate director. Two directors and two alternate directors, if any, are elected by a majority vote of the holders of L Shares. Each alternate director may attend meetings of the Board of Directors and vote in the absence of the corresponding director. Directors and alternate directors are elected or reelected at each annual general meeting of shareholders and each annual ordinary special meeting of holders of L Shares. In accordance with the Mexican Securities Market Law (
Ley del Mercado de Valores
), the determination as to the independence of our directors is made by our shareholders, though the CNBV may challenge this determination. Pursuant to our bylaws and the Mexican Securities Market Law, at least 25.0% of our directors must be independent. In order to have a quorum for a meeting of the Board of Directors, a majority of those present must be Mexican nationals.
At a shareholders’ meeting held on November 22, 2021, Claudia Jañez Sanchez and Gisselle Morán Jiménez were designated as independent members of our Board of Directors. At the annual ordinary shareholders’ meeting held on April 20, 2022, except for Mr. Elías Ayub, the current members of the Board of Directors, the Executive Committee and the Audit and Corporate Practices Committee were reelected, and the Corporate Secretary and the Corporate Pro Secretary were reappointed, with 12 directors elected by the AA Shares and A Shares voting together and 2 directors elected by the L Shares. 64% of the members of the Board of Directors are independent and 21% are women.
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
The names and positions of the members of the Board reelected or elected for the first time at the 2022 annual general shareholders’ meeting, their year of birth, and information concerning their committee membership and principal business activities outside América Móvil are set forth below:
Directors elected by holders of Series AA and Series A Shares:

CARLOS SLIM DOMIT

Chairman of the Board and the Executive Committee

Born:	1967

First elected:	2011

Term expires:	2023

Principal occupation:	Chairman of the Board of América Móvil

Other directorships:	Chairman of the Board of Grupo Carso and its affiliates

Business experience:	Business administration; Chief Executive Officer of Sanborn Hermanos

PATRICK SLIM DOMIT

Vice Chairman and Member of the Executive Committee

Born:	1969

First elected:	2004

Term expires:	2023

Principal occupation:	Vice Chairman of our Board of Directors

Other directorships:	Director of Grupo Carso and its affiliates

Business experience:	Business administration; Chief Executive Officer of Grupo Carso and Vice President of Commercial Markets of Telmex

DANIEL HAJJ ABOUMRAD

Director and Member of the Executive Committee

Born:	1966

First elected:	2000

Term expires:	2023

Principal occupation:	Chief Executive Officer of América Móvil

Other directorships:	Director of Grupo Carso and Telmex

Business experience:	Business administration; Chief Executive Officer of Compañía Hulera Euzkadi

LUIS ALEJANDRO SOBERÓN KURI

Director

Born:	1960

First elected:	2000

Term expires:	2023

Principal occupation:	Chief Executive Officer and Chairman of the Board of Serinem México (a subsidiary of Corporación Interamericana de Entretenimiento)

Other directorships:	Director of CIE; Director of Grupo Financiero Citibanamex

Business experience:	Business administration; Various positions at CIE

FRANCISCO JOSÉ MEDINA CHÁVEZ

Director

Born:	1956

First elected:	2018

Term expires:	2023

Principal occupation:	Chief Executive Officer and Chairman of Grupo Fame, and Chairman of Grupo Altozano

Other directorships:	Director of Banco Nacional de México and Grupo Chedraui

Business experience:	Real estate; Director of Aeroméxico and Mitsui Mexico

ERNESTO VEGA VELASCO

Director, Chairman of the Audit and Corporate Practices Committee

Born:	1937

First elected:	2007

Term expires:	2023

Principal occupation:	Retired. Member of the Board of Directors and audit and corporate practices, planning and finance and evaluation and compensation committees of certain companies.

Other directorships:	Director of Kuo and its affiliates, Inmuebles Carso and its affiliates, and Industrias Peñoles

Business experience:	Accounting and business administration; Various positions in Desc Group, including Corporate Vice- President

RAFAEL MOISÉS KALACH MIZRAHI

Director and Member of the Audit and Corporate Practices Committee

Born:	1946

First elected:	2012

Term expires:	2023

Principal occupation:	Chairman and Chief Executive Officer of Grupo Kaltex

Other directorships:	Director of Grupo Carso and its affiliates

Business experience:	Accounting and business administration; various positions in Grupo Kaltex

ANTONIO COSÍO PANDO

Director

Born:	1968

First elected:	2015

Term expires:	2023

Principal occupation:	Vice President of Grupo Hotelero las Brisas, Compañía Industrial Tepeji del Río, and Bodegas de Santo Tomás

Other directorships:	Director of Grupo Carso and its affiliates, Corporación Actinver, and Grupo Aeromexico

Business experience:	Engineer; various positions in Grupo Brisas and Compañía Industrial Tepeji del Río

OSCAR VON HAUSKE SOLÍS

Director

Born:	1957

First elected:	2011

Term expires:	2023

Principal occupation:	Chief Fixed-line Operations Officer of América Móvil

Other directorships:	Member of Telekom Austria’s Supervisory Board

Business experience:	Accounting and business administration; Chief Executive Officer of Telmex Internacional, Chief Systems and Telecommunications Operators Officer of Telmex and member of KPN’s

VANESSA HAJJ SLIM

Director

Born:	1997

First elected:	2018

Term expires:	2023

DAVID IBARRA MUÑOZ

Director

Born:	1930

First elected:	2000

Term expires:	2023

Principal occupation:	Retired

Other directorships:	Director of Grupo Carso and its affiliates, and Grupo Mexicano de Desarrollo

Business experience:	Economist; Chief Executive Officer of Nacional Financiera and Secretary of Finance and Public Credit of Mexico

GISSELLE MORÁN JIMÉNEZ

Director

Born:	1974

First elected:	2021

Term expires:	2023

Principal occupation:	Chief Executive Officer of Real Estate, Market and Lifestyle

Other directorships:	Director of Alignmex Real Estate Capital

Business experience:	Commercial Manager of Grupo Mundo Ejecutivo

Directors elected by holders of Series L Shares:

PABLO ROBERTO GONZÁLEZ GUAJARDO

Director and Member of the Audit and Corporate Practices Committee

Born:	1967

First elected:	2007

Term expires:	2023

Principal occupation:	Chief Executive Officer of Kimberly Clark de México

Other directorships:	Director of Kimberly Clark de México, Grupo Sanborns and Grupo Lala

Business experience:	Various positions in the Kimberly Clark Corporation and Kimberly Clark de México

CLAUDIA JAÑEZ SÁNCHEZ

Director

Born:	1971

First elected:	2021

Term expires:	2023

Principal occupation:	Independent Director

Other directorships:	Director of Bolsa Mexicana de Valores and Board Member of Grupo Industrial Saltillo, HSBC Mexico and Impulsora de Desarollo y de Empleo en América Latina

Business experience:	Chairman of DuPont Latin America and Chairman of the Executive Council of Global Companies
Our 2022 annual ordinary general shareholders’ meeting determined that the following directors are independent: Claudia Jañez Sanchez, Gisselle Morán Jiménez, Ernesto Vega Velasco, Pablo Roberto González Guajardo, David Ibarra Muñoz, Antonio Cosío Pando, Rafael Moisés Kalach Mizrahi, Luis Alejandro Soberón Kuri and Francisco José Medina Chávez.
Alejandro Cantú Jiménez, our General Counsel, serves as Corporate Secretary and Rafael Robles Miaja as Corporate
Pro-Secretary.
Patrick Slim Domit and Carlos Slim Domit are brothers. Daniel Hajj Aboumrad is brother-in-law
of Patrick Slim Domit and Carlos Slim Domit. Vanessa Hajj Slim is the daughter of Daniel Hajj Aboumrad.
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
The Executive Committee is elected from among the directors and alternate directors by a majority vote of the holders of common shares (AA Shares and A Shares). The majority of its members must be Mexican citizens and elected by Mexican shareholders. The current members of the Executive Committee are Carlos Slim Domit, Patrick Slim Domit and Daniel Hajj Aboumrad. See “Major Shareholders” under Part IV of this annual report.
AUDIT AND CORPORATE PRACTICES COMMITTEE
Our Audit and Corporate Practices Committee is comprised of independent members of the Board of Directors, as determined by our shareholders pursuant to the Mexican Securities Market Law and as defined under Rule
10A-3
under the Exchange. The Audit and Corporate Practices Committee consists of Ernesto Vega Velasco (Chairman), Rafael Moisés Kalach Mizrahi and Pablo Roberto González Guajardo. The mandate of the Audit and Corporate Practices Committee is to assist our Board of Directors in overseeing our operations and establish and monitor procedures and controls in order to ensure that the financial information we distribute is useful, appropriate and reliable and accurately reflects our financial position. In particular, the Audit and Corporate Practices Committee is required to, among other things, (i) call shareholders’ meetings and recommend items to be included on the agenda, (ii) advise the Board of Directors on internal control procedures, related party transactions that are outside the ordinary course of our business, succession plans and compensation structures of our key executives, (iii) select and monitor our auditors, (iv) discuss with our auditors the procedures for the preparation of the annual financial statements and the accounting principles to the annual and the interim financial statements and (v) obtain from our auditors a report that includes a discussion of the critical accounting policies used by us, any alternative accounting treatments for material items that have been discussed by management with our auditors and any other written communications between our auditors and management.

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
SENIOR MANAGEMENT
The names, responsibilities and prior business experience of our executive officers are as follows:

DANIEL HAJJ ABOUMRAD

Chief Executive Officer

Appointed:	2000

Business experience:	Director of Telmex; Chief Executive Officer of Compañía Hulera Euzkadi

CARLOS JOSÉ GARCÍA MORENO ELIZONDO

Chief Financial Officer

Appointed:	2001

Business experience:	General Director of Public Credit at the Ministry of Finance and Public Credit; Managing Director of UBS Warburg; Associate Director of Financing at Petróleos Mexicanos (Pemex); Member of Telekom Austria’s Supervisory Board; Member of KPN Supervisory Board

ALEJANDRO CANTÚ JIMÉNEZ

General Counsel

Appointed:	2001

Business experience:	Member of Telekom Austria’s Supervisory Board

OSCAR VON HAUSKE SOLÍS

Chief Fixed-line Operations Officer

Appointed:	2010

Business experience:	Chief Executive Officer of Telmex Internacional; Chief Systems and Telecommunications Officer of Telmex; Head of Finance at Grupo Condumex; Director of Telmex, Telmex Internacional, Empresa Brasileira de Telecomunicaçőes S.A. (“Embratel”), and Net Serviços de Comunicaçăo S.A. (“Net Serviços”); Member of Telekom Austria’s Supervisory Board

RAFAEL COUTTOLENC URREA

Chief Wireless Operations Officer

Appointed:	2021

Business experience:	Various positions in América Móvil
AUDIT COMMITTEE FINANCIAL EXPERT
Our Board of Directors has determined that Ernesto Vega Velasco qualifies as an “audit committee financial expert,” and Mr. Vega Velasco is independent under the definition of independence applicable to us under the rules of the NYSE.
COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT
The aggregate compensation paid to our directors (including compensation paid to members of our Audit and Corporate Practices Committee) and senior management in 2021 was approximately Ps.5.8 million and Ps.85 million, respectively. None of our directors is a party to any contract with us or any of our subsidiaries that provides for benefits upon termination of employment. We do not provide pension, retirement or similar benefits to our directors in their capacity as directors. Our executive officers are eligible for retirement and severance benefits required by Mexican law on the same terms as all other employees, and we do not separately set aside, accrue or determine the amount of our costs that is attributable to executive officers because they are included in the overall accrual for all employees subject to such benefits.
SHARE OWNERSHIP OF DIRECTORS AND SENIOR MANAGEMENT
Carlos Slim Domit, Chairman of our Board of Directors, holds 647 million (or as of March 31, 2022, 3.1%) of our AA Shares and 1,679 million (or as of March 31, 2022, 3.9%) of our L Shares directly. Patrick Slim Domit, Vice Chairman of our Board of Directors, holds 323 million (or as of March 31, 2022, 1.6%) of our AA Shares and 919 million (or as of March 31, 2022, 2.1%) of our L Shares directly. In addition, according to beneficial ownership reports filed with the SEC, Patrick Slim Domit and Carlos Slim Domit are beneficiaries of a trust that owns shares of the Company. See “Major Shareholders” under Part IV of this annual report. Except as described above, according to the information provided to us by our directors and members of senior management, none of our directors or executive officers is the beneficial owner of more than 1.0% of any class of our capital stock.

Our corporate governance practices are governed by our bylaws, the Mexican Securities Market Law and the regulations issued by the CNBV. We also comply with the Mexican Code of Best Corporate Practices (
Código de Mejores Prácticas Corporativas
). On an annual basis, we file a report with the Mexican Stock Exchange regarding our compliance with the Mexican Code of Best Corporate Practices.
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

Pursuant to the Mexican Securities Market Law, our shareholders are required to elect a Board of Directors of no more than 21 members, 25% of whom must be independent. Certain persons are per se non-independent,
including insiders, control persons, major suppliers and any relatives of such persons. Under the Mexican Securities Market Law, our shareholders’ meeting is required to make a determination as to the independence of our directors, though such determination may be challenged by the CNBV. There is no exemption from the independence requirement for controlled companies.

Currently, a majority of our Board of Directors is independent.

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
10A-3
under the U.S. Securities Exchange Act of 1934, as amended. Our Audit and Corporate Practices Committee operates primarily pursuant to (1) a written charter adopted by our Board of Directors, which assigns to the Committee responsibility over those matters required by Rule
10A-3(2)
our bylaws and (3) Mexican law. For a more detailed description of the duties of our Audit and Corporate Practices Committee, see “Management” under Part V of this annual report.

NYSE STANDARDS	OUR CORPORATE GOVERNANCE PRACTICES

EQUITY COMPENSATION PLANS

Equity compensation plans and all material revisions thereto require shareholder approval, subject to limited exemptions. §§303A.08 and 312.03.	Shareholder approval is required under Mexican law for the adoption or amendment of an equity compensation plan. Such plans must provide for similar treatment of executives in comparable positions.

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

CONFLICTS OF INTEREST

A company’s audit committee or another independent body of the board of directors shall conduct a reasonable prior review and oversight of related party transactions required by Item 7.B of Form
20-F
for potential conflicts of interest and will prohibit such transaction if it determines it to be inconsistent with the interests of the company and its shareholders. §314.00. Certain issuances of common stock to a related party require shareholder approval. §312.03(b).
In accordance with Mexican law, an independent audit committee must provide an opinion to the board of directors regarding any transaction with a related party, which must be approved by the board of directors. Pursuant to Mexican Law, non-material related party transactions, or transactions with certain related parties within the ordinary course of business or on arms-length basis, do not require specific board approval, if consistent with guidelines approved by the Board of Directors.

SOLICITATION OF PROXIES

Solicitation of proxies and provision of proxy materials is required for all meetings of shareholders. Copies of such proxy solicitations are to be provided to NYSE. §§402.01 and 402.04.	We are not required to solicit proxies from our shareholders. In accordance with Mexican law and our bylaws, we inform shareholders of all meetings by public notice, which states the requirements for admission to the meeting and we make materials available to be discussed at each shareholders’ meeting. Under the deposit agreement relating to our ADSs, holders of our ADSs receive notices of shareholders’ meetings and, where applicable, instructions on how to instruct the depositary to vote at the meeting. Under the deposit agreement relating to our ADS, we may direct the voting of any ADS as to which no voting instructions are received by the depositary, except with respect to any matter where substantial opposition exists or that materially and adversely affects the rights of holders.

A) DISCLOSURE CONTROLS AND PROCEDURES
We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of December 31, 2021. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
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
Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2021.
Mancera, S.C. (“Mancera”), a member practice of Ernst & Young Global Limited, an independent registered public accounting firm, our independent auditor, issued an attestation report on our internal control over financial reporting on
April 29
, 2022.

C) ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders of América Móvil, S.A.B. de C.V.

Opinion on Internal Control over Financial Reporting
We have audited América Móvil, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, América Móvil, S.A.B. de C.V. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2021 and 2020, the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of three years in the period ended December 31, 2021, and the related notes, and our report dated April 29, 2022 expressed an unqualified opinion thereon.
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
April 29, 2022

D) CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
There has been no change in our internal control over financial reporting during 2021 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Chaired by our CEO, the Corporate Sustainability Executive Committee defines and oversees the implementation of our overall strategy to improve our performance on sustainability matters.
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

We have developed an Integrity and Compliance Program (ICP), which has as its foundation our Code of Ethics. The ICP codifies the ethical principles that govern our business and promotes, among other things:

•	honest and ethical conduct;

•	full, fair, accurate, timely and understandable disclosure in reports and documents that we file with, or submit to, the SEC and other authorities;

•	compliance with applicable governmental laws, rules and regulations; the prompt internal reporting of violations of the Code of Ethics and the ICP;

•	accountability for adherence to the Code of Ethics.
Both the ICP and our Code of Ethics apply to all of our officers, senior management, directors, employees, the Company’s supply chain and/or other business relationships.
In 2021, we updated our Code of Ethics to include references to various ICP policies as well as to the whistleblower portal, which permits reporting of any conduct that infringes our Code of Ethics, any applicable law or regulation or any of our policies or procedures. The full text of our Code of Ethics and associated ICP policies may be found on our website at América Móvil—Corporate Governance (americamovil.com). This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to our website. The information on our website, which might be accessible through a hyperlink resulting from this URL, is not incorporated into this annual report.

MEXICO
Legal Framework
The legal framework for the regulation of telecommunications and broadcasting services is based on constitutional amendments passed in June 2013, the Federal Law on Telecommunications and Broadcasting (
Ley Federal de Telecomunicaciones y Radiodifusión
) as amended and the Federal Law on Economic Competition (
Ley Federal de Competencia Económica
) as amended.
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
The IFT has authority to impose on any preponderant economic agent a special regulatory regime. The special regime is referred to as “asymmetric” regulation because it applies to one sector participant and not to the others. Pursuant to the IFT’s determination that we are part of a group constituting a preponderant economic agent, we are subject to extensive asymmetric regulations in the telecom sector, which impacts our Mexican fixed-line
and wireless businesses. See “ — Asymmetric Regulation of the Preponderant Economic Agent” and “ — Creation of Red Nacional Última Milla and Red Última Milla Del Noroeste” under this Part VI. This legal framework has had a substantial impact on our business and operations in Mexico.
Principal Regulatory Authorities
The IFT is an autonomous authority that regulates telecommunications and broadcasting. It is headed by seven commissioners appointed by the President, and ratified by the Senate, from among candidates nominated by an evaluation committee. The IFT has authority over the application of legislation specific to the telecommunications and broadcasting sectors, and also over competition legislation as it applies to those sectors. The Mexican Ministry of Communications and Transportation (
Secretaría de Comunicaciones y Transportes
) retains regulatory authority over a few specific public policy matters.
The Mexican government has certain powers in its relations with concessionaires, including the right to take over the management of an operator’s networks, facilities and personnel in cases of imminent danger to national security, public order or the national economy, natural disasters and public unrest, as well as to ensure continuity of public services.
Telecommunications operators are also subject to regulation by the Federal Consumer Bureau (
Procuraduría Federal del
Consumido
r) under the Federal Consumer Protection Law (
Ley Federal de Protección al Consumidor
), which regulates publicity, quality of services and information required to be provided to consumers.
Asymmetric Regulation of the Preponderant Economic Agent
We are currently subject to extensive specific asymmetric measures based on the IFT’s determination that we and certain affiliates constitute the preponderant economic agent in the telecommunications sector. Below is a summary of the most important measures applicable to us.
Interconnection Rates.
The Federal Law on Telecommunications and Broadcasting provides that we are not permitted to charge other carriers for the termination services we provide in our networks. These provisions were declared unconstitutional by the Mexican Supreme Court (
Suprema Corte de Justicia de la Nación
) in August 2017 with respect to wireless services and in April 2018 with respect to fixed services. As a result, the IFT ruled that, as of January 1, 2018, in the case of Telcel, and as of January 1, 2019, in the case of Telmex, we are able to charge other carriers for terminating calls to our networks at asymmetric rates established by the IFT. We continue to pay such carriers for their interconnection services in accordance with the fixed and mobile rates set by the IFT.
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
reference terms (
ofertas públicas de referencia
). If we cannot reach an agreement with other carriers or MVNOs, our rates may be determined by the IFT using a long-run
average incremental costs methodology or, in the case of MVNOs, a “retail-minus” methodology.
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
Local Loop Unbundling.
We must offer other carriers access to elements of our local loop network separately on terms and conditions (including rates)
pre-approved
by the IFT. The IFT has also ordered the legal and functional separation of the provision of wholesale regulated fixed services related to local loop unbundling, local dedicated links and shared access/use of passive infrastructure related with the local loop network. See “ — Creation of Red Nacional Última Milla and Red Última Milla Del Noroeste” under this Part VI.
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
Content.
We are subject to specific limitations on acquisitions of exclusive transmission rights to “relevant” content (
contenidos audiovisuales relevantes
), as determined from time to time by the IFT, including the Mexican national team soccer matches, the opening and closing ceremonies and certain matches of the FIFA World Cup, the semifinal and final matches of the Liga MX soccer tournament and the Super Bowl.
Reference Terms.
Every year we must submit, for IFT’s approval, a proposal of the reference terms for all wholesale services that are subject to asymmetric regulation for the following year. Once approved, we must publish and offer the regulated wholesale services, in the terms approved by IFT.
IFT’s Biannual Review of Asymmetric Regulation
The next IFT biannual review is scheduled to begin in 2022. The measures are transitory and may be amended by the IFT, or terminated if the IFT determines effective competition conditions exist in the telecommunications sector or if we cease to be considered a preponderant economic agent. The IFT reviews the impact of the asymmetrical measures every two years and may modify or eliminate measures or set forth new measures. The IFT reviewed the measures in 2020 and determined, among other things, to modify and add new asymmetrical regulations for mobile and fixed services. See “ — Creation of Red Nacional Última Milla and Red Última Milla Del Noroeste” under this Part VI.
Creation of Red Nacional Última Milla and Red Última Milla Del Noroeste
In 2018, in response to an IFT resolution, we began to separate out the provision of wholesale regulated fixed services by Telmex and Telnor (the “Separation Plan”). Pursuant to the Separation Plan, Telmex and Telnor established new subsidiaries, Red Nacional Última Milla, S.A.P.I. de C.V. and Red Última Milla Del Noroeste, S.A.P.I. de C.V. (the “New Companies”), to provide local wholesale services related to the elements of the access network, including local access dedicated links, as well as those services related to passive infrastructure associated with the access network, such as ducts, poles and rights of way.
The prices and terms of the services provided by the New Companies are subject to IFT regulation, which could affect the viability and financial requirements of the New Companies. The practices of the New Companies may be subject to regulatory challenges by other market participants. In August 2021, the New Companies received a resolution issued by IFT lifting price regulation on access to certain local loop access services (
servicios de desagregación indirecta del bucle local
) in 52 municipalities.
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
Substantial Market Power Investigations
When IFT was established, it succeeded to several major proceedings begun by predecessor agencies. These legacy proceedings have never been finally resolved, but the substance of the investigations and the potential relief have been largely superseded by the asymmetric regulation and other subsequent actions of IFT.
Our competitors have submitted multiple requests to IFT alleging anti-competitive practices or non-compliance
with regulations on the part of the separate subsidiaries we established to provide wholesale services under the

Separation Plan. We expect IFT to investigate these allegations, and it is possible that some of them could lead IFT to make findings adverse to us or to impose fines or other penalties.
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
Migration of Concessions and Additional Services
The new legislative framework established the unified concession (
concesión única
), which allows the holder to provide all types of telecommunications and broadcasting services, and a regime under which an existing concession can be migrated to the new unified concession at the end of its term or upon request by the concession holder. A unified concession has a term of up to 30 years, extendable for up to an equal term. Also, under this new framework a current concession may be modified to add services not previously contemplated therein.
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
Telcel’s Concessions
Telcel operates under several different network and spectrum concessions covering particular frequencies and regions, holding an average of 289.26 MHz of capacity in Mexico’s nine regions in the 850 MHz, 1900 MHz,1.7/2.1 GHz, 2.5 GHz and 3.5 GHz bands. The following table summarizes Telcel’s concessions.

FREQUENCY	COVERAGE AREA	INITIAL DATE	TERMINATION DATE

Band A (1900 MHz)	Nationwide	Sep. 1999	Oct. 2039
Band D (1900 MHz)	Nationwide	Oct. 1998	Oct. 2038
Band B (850 MHz)	Regions 1, 2, 3	Aug. 2011	Aug. 2026
Band B (850 MHz)	Regions 4, 5	Aug. 2010	Aug. 2025 (1)
Band B (850 MHz)	Regions 6, 7, 8	Oct. 2011	Oct. 2026
Band B (850 MHz)	Region 9	Oct. 2015	Oct. 2030
Band F (1900 MHz)	Nationwide	Apr. 2005	Apr. 2025 (1)
Bands A and B (1.7/2.1 GHz)	Nationwide	Oct. 2010	Oct. 2030
Bands H, I and J (1.7/2.1 GHz)	Nationwide	May 2016	Oct. 2030
Band 7 (2.5 GHz)	98.94% of the population (2)	Jul. 2017	Sep. 2020 (1) – Nov. 2028 – Oct. 2040 – May 2041, Nov. 2041
Band 3.5 GHz (3)	Nationwide	Oct. 2020(4)	Oct. 2038 and 2040
(1)
   A request for extension has already been filed with the IFT.
(2)
   Except 7 municipalities in the state of Jalisco and 34 municipalities in the state of Zacatecas.
(3)
   On December 18, 2020, Telcel filed a formal request with the IFT to include mobile service in these concessions.
(4)
   The term of this concession is currently in force and was extended by IFT in favor of Telmex until 2040 and afterwards it was assigned by Telmex to Telcel as of March 11, 2020. Concessions acquired from Axtel were extended by the IFT until 2038.

Concession Fees
All of Telcel’s concessions granted or renewed on or after January 1, 2003 are required to pay annual fees for the use and exploitation of radio spectrum bands. The amounts payable are set forth by the annual Federal Fees Law (
Ley Federal de Derechos
) and vary depending on the relevant region and radio spectrum band.
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
The IFT is also authorized to impose specific rate requirements on any carrier that is determined by the IFT to have substantial market power under the Federal Antitrust
Law (
Ley Federal de Competencia Económica
) and the 2014 legislation. For more information on litigation related to the Federal Antitrust Law and the 2014 legislation, see “–Substantial Market Power Investigations” under this Part VI.
Rates for Fixed Service
Telmex’s concessions subject its rates for basic retail telephone services in any period, including installation, monthly rent, measured local-service and long-distance service, to a ceiling on the price of a “basket” of such services, weighted to reflect the volume of each service provided by Telmex during the preceding period. Telmex is required to file a survey with the IFT every four years with its projections of units of operation for basic services, costs and prices. Telmex is free to determine the structure of its own rates, with the exception of domestic long-distance rates, which were eliminated in 2015, and of the residential fixed-line
rates, which have a cap based on the
long-run
average incremental cost. As a result of the preponderance determination, Telmex’s retail prices are subject to pre-approval
by the IFT before they can take effect.
The price ceiling varies directly with the Mexican National Consumer Price Index (
Indice Nacional de Precios al Consumidor
), allowing Telmex to raise nominal rates to keep pace with inflation (minus a productivity factor set for the telecommunications industry), subject to consultation with the IFT. Telmex has not raised its nominal rates for many years. Under Telmex’s concession, the price ceiling is also adjusted downward periodically to pass on the benefits of Telmex’s increased productivity to its customers. The IFT sets a periodic adjustment for every four-year period to permit Telmex to maintain an internal rate of return equal to its weighted average cost of capital.
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
BRAZIL
Legal Framework and Principal Regulatory Authorities
The Brazilian Telecommunications Law (
Lei Geral
das Telecomunicações Brasileiras
) provides the framework for

telecommunications regulation. The primary telecommunications regulator in Brazil is the Telecommunications Agency (
Agência Nacional de Telecomunicações
, or “Anatel”), which has the authority to grant concessions and licenses in connection with telecommunications services and the use of orbits, except broadcasting, and to adopt regulations that are legally binding on telecommunications services providers.
The Brazilian Congress has approved an updated legislation to modernize the current concession-based model to an authorization- based model. The updated law brings the possibility of allowing fixed-line
concessionaires, such as Claro Brasil, to provide services under an authorization rather than a concession, as long as certain investment-related obligations are met. Under the new legislation, it is possible to extend the current concessions, as well as radio frequency licenses and orbital positions, for more than one period. The legislation also permits the possibility of a secondary market for trading cellphone frequencies. The legislation will be implemented by regulations promulgated by Anatel. We are currently evaluating the potential impact of this legislation on our operations.
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
On December 18, 2019, we announced the acquisition of 100% of the shares of Nextel Brazil (currently known as Claro NXT Telecomunicações S.A.) and Sunbird Telecomunicações Ltda. (“Sundbird”), as well as its correspondent subsidiaries and parent companies in Brazil. Nextel Brazil had authorizations to provide personal mobile services, specialized mobile services, multimedia communication services, paid fixed telephony services (national and international long-distance) and radiofrequency services in Brazil that were granted by Anatel. Sunbird had authorizations to provide specialized mobile services and radiofrequency services. Derived from our acquisition of Nextel Brazil and Sunbird, Anatel provided us with: (i) a term of 18 months to consolidate and cancel the overlapped authorizations granted in favor of Nextel Brazil and Sunbird; and (ii) a term of 2 months to adjust the radiofrequency thresholds. In 2020, the authorizations and radiofrequencies granted in favor of Nextel Brazil and Sunbird for specialized mobile services were waived. Also in 2020, Nextel’s PS licenses were transferred to Claro Brasil. Moreover, to comply with the obligation mentioned on item “(i)” above, on February 5, 2021, all of Nextel Brazil’s mobile services assets and licenses were transferred to Claro Brasil by means of a corporate restructuring.
In 2019, the subsidiary Primesys was merged into Claro Brasil. As a result, service authorizations granted to Primesys were transferred under the same terms and conditions to Claro Brasil.
Our Brazilian subsidiaries hold licenses for the telecommunications services listed below and expect to continue acquiring spectrum if Anatel conducts additional public auctions, although Claro Brasil, like all of its peer competitors, is subject to a cap on the additional spectrum it may acquire per frequency band.

SUBSIDIARY	LICENSE	TERMINATION DATE

Claro Brasil	Fixed Local Voice Services	Indefinite

	Domestic and International Long-Distance	2025

	Voice Services	Indefinite

	Personal Communication Services	Indefinite

	Data Services	Indefinite

	Mobile Maritime Services	Indefinite

	Global Mobile Satellite Services	Indefinite

Claro TV	DTH TV Services	Indefinite

	Data Services	Indefinite

	Data Services	Indefinite

Americel S.A.	Data Services	Indefinite

Telmex do Brasil	Data Services	Indefinite

Nextel Brazil	Cable TV Services	Indefinite

	Domestic and International Long-Distance	Indefinite

	Data Services	Indefinite
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

Nextel Brazil has radio frequency licenses to provide PCS, which were transferred to Claro Brasil on February 2021 and will expire between 2026 and 2031.
On June 30, 2021, all of Claro Brasil’s cable TV (SeAC) assets and its license were transferred to Nextel Brazil by means of a corporate restructuring.
On November 4 and 5 of 2021, during a 5G auction, Claro Brasil won 100 MHz of the 3.5 GHz frequency band. This band has national reach and is committed to taking 5G to municipalities with more than 30,000 inhabitants. In the same auction, the company also won the 2.3 GHz frequencies in the North, South, Midwest, São Paulo and Triângulo Mineiro regions and two blocks of 200 MHz National frequencies of 26 GHz. These licenses are valid until 2041 and are renewable.
Concessions
Claro Brasil holds two
fixed-line
concessions to provide domestic and international long-distance telephone services. The remaining telecommunications services provided by Claro Brasil are governed by a system of licenses instead of concession arrangements.
Concession Fees
Claro Brasil is required to pay a biennial fee after the first 15 year term of its PCS authorizations equal to 2.0% of net revenues from wireless services, except for the final year of the 15 year term of its PCS authorizations, in which the fee equals 1.0% of net revenues from wireless services.
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
Regulation of Rates
Anatel regulates rates (tariffs and prices) for all telecommunications services, except for fixed-line
broadband services, Pay TV and satellite capacity rates, which are not regulated. In general, PCS license holders and fixed local voice services license-holders are authorized to increase basic plan rates annually. Claro Brasil may set domestic long-distance and international long-distance and mobile rates freely, provided that it gives Anatel and the public advance notice.
Regulation of Wholesale Market Competition
In November 2012, Anatel approved the General Competition Plan (
Plano Geral de Metas da Competição
, or “PGMC”), a comprehensive regulatory framework aimed at increasing competition in the telecommunications sector. The PGMC imposes asymmetric measures upon economic groups determined by Anatel to have significant market power in any of the five wholesale markets in the telecommunications sector, on the basis of several criteria, including having over 20.0% of market share in the applicable market.
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
Network Usage Fees and Fixed-Line Interconnection Rates
In July 2014, Anatel approved a resolution establishing the reference terms for fees charged by operators in connection with the use of their mobile network and leased lines and set a price cap on fees charged for fixed network usage by operators deemed to have significant market power. Such fees, based on costs of allocation services (
coubicación
), have been applicable since February 2016.
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
In addition to the associated coverage obligations for the 3.5 GHz band, the winners will have to create an entity (EAF) to clear the spectrum (migration of the parabolic TV signal), build a private communication network for the federal government of Brazil and install an optic fiber network in the North of Brazil. There are no coverage obligations for the 26 GHz band, but the winners will have to create an entity (EACE) which will be responsible for meeting public schools’ connection needs as defined by Anatel, the Ministry of Communications and the Ministry of Education.
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
COLOMBIA
Legal Framework and Principal Regulatory Authorities
The Information and Communications Ministry (
Ministerio de Tecnologías de la Información y las Comunicaciones
, or “ICT Ministry”) and the Communications Regulatory Commission (
Comisión de Regulación de Comunicaciones
, or “CRC”) are responsible for overseeing and regulating the telecommunications sector. The main audiovisual regulatory authorities in Colombia with respect to Pay TV services are the CRC, the ICT Ministry and the Industry and Commerce Superintendence (Superintendencia de Industria y Comercio, or “SIC”). Claro is also subject to supervision by other government entities responsible for enforcing other regulations, such as antitrust rules or those protecting consumer rights.
Concessions
Comunicación Celular S.A. (“Comcel”) is qualified to provide fixed and mobile services and was included in the registry of networks and services administered by the ICT Ministry. Such general authorization superseded all of Comcel’s former concession contracts, and, consequently, such former concessions were terminated.
As a result of the termination of Comcel’s former concessions, the ICT Ministry and Comcel began discussions with respect to the liquidation of the agreements governing those concessions. In light of the decision of the Colombian Constitutional Court (
Corte Constitucional de Colombia
) holding that certain laws limiting the reversion of assets of telecommunications providers did not apply to concessions granted prior to 1998 and, consequently, that reversion of assets under those earlier concessions would be governed by their contractual terms, the ICT Ministry obtained a domestic award ordering Comcel to revert assets under its earlier concessions to the Colombian government. Comcel challenged such award and the Company filed an international arbitration claim against Colombia arising from Colombia’s measures. The international arbitration court overseeing this claim upheld the decision to grant the aforementioned domestic award.

Licenses and Permits
Comcel holds licenses to provide mobile services in the spectrum frequency bands shown in the table below.

FREQUENCY	BANDWIDTH	TERMINATION DATE

850 MHz	25 MHz	Mar. 2024

1900 MHz	10 MHz	Dec. 2039

	5 MHz	Oct. 2041

	15 MHz	Mar. 2024

2.5 GHz	30 MHz	Aug. 2023

	10 MHz	Mar. 2040

	10 MHz	Mar. 2040

	10 MHz	Mar. 2040

700 MHz	20 MHz	May 2040
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
In 2017, the CRC issued a resolution updating the list of relevant telecommunication markets by adding the mobile services market (including bundled mobile voice and data services) and by also including the mobile service market in the list of relevant markets subject to ex-ante
regulation. In connection with the mobile services market, on January 28, 2021, the CRC determined that COMCEL has a dominant position in the relevant mobile services market, but did not impose particular measures. COMCEL considers that the CRC did not take into account important elements in its determination, which COMCEL has challenged before the administrative courts of competent jurisdiction. The proceeding is currently at a mandatory conciliation stage.
SOUTHERN CONE
ARGENTINA
The National Communications Agency (
Ente Nacional de Comunicaciones
, or “Enacom”) is the main telecommunications regulatory authority in Argentina and became operational in 2016.
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
quality-of-service
requirements.
In 2020, the government of Argentina issued decree 690/20 by which it declared information and communications technology (“ICT”) services and access to telecommunications networks, for and between licensees of ICT services, as essential and strategic public services in competition. It also established that Enacom is the competent authority to approve prices for ICT services and to establish regulations to that effect.
In 2021, in accordance with the provisions of decree 690/20, Enacom established the conditions of a “compulsory universal basic benefit” (“PBU”), which must be provided under conditions of equality. This PBU covers pay TV, internet, fixed and mobile telephony services, and consists of basic plans for each of these services at affordable prices. It is aimed at a special segment of beneficiaries.”
CHILE
The General Telecommunications Law (
Ley General de Telecomunicaciones
) establishes the legal framework for telecommunications services in Chile, including the regulation of concessions, permits, rates and interconnection. The main regulatory agency of the telecommunications sector is the Chilean Transportation and Communications Ministry (
Ministerio de Transportes y Telecomunicaciones
), which acts primarily through the Undersecretary of Telecommunications (
Subsecretaría de Telecomunicaciones
, or “SUBTEL”).
Claro Chile S.A. (“Claro Chile”) holds concessions to provide mobile and fixed-line
services in the 700MHz, 850 MHz, 1900 MHz, 2.6 GHz, 3.4 GHz and 5.8 GHz frequency bands. Except for the concession to provide services in the 850 MHz frequency, which has an indefinite termination date, the concessions to provide services in the 700 MHz, 1900 MHz, 2.6 GHz, 3.4 GHz and 5.8 GHz frequencies have termination dates that vary from 2027 to 2045. In 2020, Claro Chile received a 10 MHz license from Movistar to operate in the 1900 MHz frequency band. In February 2021, as part of a public tender, Claro Chile S.A. was granted a concession of 400 MHz block, in the 26 GHz Band. Later, in May 2021, Claro Chile acquired a concession of 30 MHz spectrum block in the 3.5 GHz Band
(3.425-3.440MHz
y
3.525-3-525-3.540
MHz) from ENTEL.
Claro Chile also holds a license to provide DTH technology services until 2024 and a license with an indefinite term to provide Pay TV services. Some of Claro Chile’s concessions impose additional requirements, such as coverage, reporting and service quality requirements. The Chilean Transportation and Communications Ministry is authorized to terminate any concession in the event of specified breaches under the terms of such concessions. Additionally, Claro Chile’s concession in the 700 MHz band imposes certain obligations to expand mobile and data services in rural areas. In 2017, the Undersecretary of Telecommunication approved Claro Chile’s expansion project in connection with its obligations under its concession in the 700 MHz band.
In September 2021, Claro Chile S.A. and VTR, a subsidiary of Liberty Latin America Ltd., announced the beginning of a process to form an independent and permanent economic agent (Joint Venture) with the purpose of merging their telecommunications industry operations in Chile. In November 2021, the parties notified The National Economic Prosecutor’s Office (“FNE”) about this merger, which requires prior authorization of the FNE. The merger is currently in the first phase of investigation and analysis by the FNE.
PARAGUAY
The National Telecommunications Commission of Paraguay (
Comisión Nacional de Telecomunicaciones de Paraguay
) is in charge of supervising the telecommunications industry in Paraguay. It is authorized to cancel licenses in the event of specified breaches of the terms of a license. AMX Paraguay, S.A. (“AMX Paraguay”) holds licenses to operate in the 1900 MHz and the 1700/2100 MHz bands.
The 1700/2100 MHz band was renewed in August 2021. AMX Paraguay also holds a nationwide internet access and data transmission license. In addition, AMX Paraguay holds licenses to provide DTH services and cable TV services. The DTH License was renewed for another 5 years (until 2025). Additionally, in January 2018, AMX Paraguay participated in a spectrum auction and was awarded a license to provide telecommunications services in the 700 MHz band. In November 2018, the Telecommunications Commission of Paraguay granted the renewal of spectrum license in the 1900 MHz band. These licenses are renewable, subject to regulatory approval, and contain coverage, reporting and service requirements.
In November 2019, the Telecommunications Commission of Paraguay granted AMX Paraguay a license to provide internet access and data transmission services in the 3,500 MHz frequency band, effective until January 12, 2024.
URUGUAY
The Regulatory Unit of Communications Services (
Unidad Reguladora de Servicios de Comunicaciones
, or “URSEC”) is in charge of the regulation of the telecommunications industry in Uruguay.

AM Wireless Uruguay, S.A. (“AM Wireless Uruguay”) holds licenses to operate in the 1900 MHz, 1700/2100 MHz and 700 MHz frequency bands that expire in 2024, 2033, 2037, 2039 and 2045. Additionally, AM Wireless Uruguay holds an authorization to do a trial for 5G in the 26, 50 GHz – 26, 85 GHz frequency band that expires on July 2021. In 2021, AM Wireless Uruguay obtained a “Class C” license, which enables it to provide internet services using fixed or wireless connections to authorized telecommunications companies. Telstar S.A. holds licenses to provide international long-distance communications and international and national data services that have no expiration date.
The license initially granted to Flimay S.A. (“Flimay”) to provide DTH technology services in Uruguay has been contested by the government since 2012. In 2017, the executive branch of Uruguay held under a new ruling that Flimay does not have a valid license to provide DTH services in the country. Flimay requested this ruling be voided, but in February 2018, the executive branch of Uruguay, with support from the Administrative Court (“TCA”), requested the process be closed. As of the date of this annual report, a decision on Flimay’s appeal is pending.
In July 2020, the Consideration Law (
Ley de Urgente Consideración
) No. 19,889 was enacted, and pursuant to articles 471 through 476, established a number portability regime for mobile services. In January 2021 Decree No. 26 approved the regulation of the portability system.
In November 2021, the Accountability Law (
Ley de Rendición de Cuentas
) was enacted, whereby URSEC´s antitrust practices competencies were transferred to the Antitrust Commission (
Comisión de Promoción y Defensa de la Competencia
).
Notwithstanding the foregoing, URSEC remains competent to hold hearings on and authorize mergers and acquisitions of telecommunications licenses.
ANDEAN REGION
ECUADOR
The primary regulatory authorities for our mobile and
fixed-line
operations are the National Telecommunications, Regulation and Control Agency (
Agencia de Regulación y Control de las Telecomunicaciones
, or “Arcotel”) and the Telecommunications and Information Society Ministry (
Ministerio de Telecomunicaciones y Sociedad de la Información
, or “Mintel”). Arcotel is responsible for the licensing and oversight of radio-electric spectrum use and telecommunications services provisions. Mintel is responsible for the promotion of equal access to telecommunications services.
The Telecommunications Law (
Ley Orgánica de Telecomunicaciones
), adopted in 2015, serves as the legal framework for telecommunications services. It established regulations for operators with significant market power based on their gross incomes as well as additional fees also based on an operator’s gross income, but that can vary depending on the size of their market share. Consorcio Ecuatoriano de Telecomunicaciones, S.A. (“Conecel”) has a significant percentage of users in the advanced wireless services market, and therefore is obliged to make fee payments on its income pursuant to the Telecommunications Law.
Conecel paid to the Ecuadorian government U.S. $17.6 million, which corresponds to 3.0% of its wireless service revenues generated in the 2021. An arbitration proceeding to partially void the payment by Conecel of such fees was conducted and a decision in favor of the government was reached. Conecel has appealed this decision and, as of the date of this annual report, a decision of the Constitutional Court is pending. However, the Law for Economic Development and Sustainability after the
COVID-19
Pandemic (
Ley Orgánica para el Desarrollo Económico y Sostenibilidad Fiscal tras la Pandemia
COVID-19
) issued on November 29, 2021 eliminates the regulation (Article 34) of the Telecommunications Law that required Conecel to make quarterly payments on its income. This elimination will become effective as of January 1, 2023.
Conecel holds concessions to operate in the 850MHz, 1900 MHz and AWS bands, which include concessions for PCS that expire in 2023. The PCS concession contains quality-of-service
requirements for successful call completions, SMS delivery times, customer service, geographic coverage and other service conditions. The renewal of the PCS concession is in the process of negotiation with the Ecuadorian government.
Conecel also holds licenses to provide Pay TV Services (through DTH technology), bearer services, and internet services, expiring in 2023, 2032 and 2036, respectively.
Conecel also holds a concession to offer
fixed-line
voice as well as a license to provide Pay TV (through HFC technology) that expires in 2032 and 2031, respectively.
On March 15, 2021, the Superintendence of Companies (
Superintendencia de Compañías
), approved the division of CONECEL, which was duly registered on April 8, 2021. This division resulted in the creation of a new company named Sites Ecuador
(Ecu-Sites)
S.A.S. The new company is now the owner of most of the towers which used to belong to CONECEL, and its core business is to provide tower services to other companies. Most of these towers services are provided to CONECEL.

On May 18, 2021 the Telecommunications Authority dictated a resolution that grants CONECEL a concession to provide submarine cable services for a period of 20 years.
Recalculation of Concession Fees
Arcotel initiated several proceedings to recalculate the variable portion of the concession fees payable under Conecel’s concessions, which, as of the date of this annual report, is equivalent to 2.93% of Conecel’s annual subscriber base revenues, in addition to its contribution for Universal Service (
Servicio Universal 1%
), both for the periods from 2017 to 2019. These recalculation proceedings with Arcotel remain ongoing.
In 2018, in addition to the variable portion of the concession, Conecel paid to Arcotel U.S.$11.9 million based on its annual revenues for the 2015 period and was required to pay U.S.$13 million based on its annual revenues for the 2016 period.
The recalculation proceedings mentioned in this section were disputed with Arcotel in arbitration. On April 17, 2020, the arbitration court issued its resolution which was favorable for Conecel. Arcotel was ordered to pay Conecel U.S.$32.4 million plus interest for the periods between 2009 and 2015.
On January 15, 2021, the Provincial Court of Justice accepted Arcotel´s request to nullify the resolution issued by the arbitration court, thereby declaring it null. However, the annulment of the resolution has not ended the dispute with Arcotel. A new arbitration court must issue a new resolution. At the same time Conecel enforced its rights by presenting an Extraordinary Action for Protection before the Constitutional Court for the violation of its rights.
For its Universal Service contribution, Conecel was required to pay U.S.$5 million for the 2015 period and U.S.$6 million for the 2016 period. On December 17, 2021, Conocel obtained a final judicial order that suspended definitely the collection process for the 2015 and 2016 periods. This is a final and non-appealable
decision.
PERU
The Supervisory Agency for Private Investment in Telecommunication (
Organismo Supervisor de la Inversión Privada en Telecomunicaciones
, or “OSIPTEL”) is in charge of the regulation of the telecommunications industry in Peru. The Ministry of Transport and Communications (
Ministerio de Transportes y Comunicaciones
, or “MTC”) grants concessions, permits and licenses. The Telecommunications Law (
Decreto Supremo N
°
013-93-TCC
Ley de Telecomunicaciones
), adopted in 1993, serves as the legal framework for telecommunications services.

América Móvil Perú, S.A.C. (“Claro Perú”) holds nationwide concessions to provide wireless, PCS, fixed-line,
local wholesale, domestic and international long-distance, Pay TV services (through DTH and HFC technologies), public telephone and value-added services (including internet access). The concessions allow Claro Perú to operate on the 450 MHz, 700 MHz, 850 MHz, 1900 MHz, 3.5 GHz and 10.5 GHz bands. As part of Claro Perú’s acquisition of Olo del Perú S.A.C., TVS Wireless S.A.C. and their respective subsidiaries in 2016, Claro Perú has a resale agreement with such companies to operate in certain regions on the 2.5 GHz band.
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
EUROPE AND OTHER JURISDICTIONS
European Legal Framework and Principal Regulatory Authorities
The telecommunications regulatory framework in the EU is based on the European Electronic Communications Code (“EECC”) that is currently in the process of being transposed into national laws for all EU member states. Austria, Bulgaria, Croatia and Slovenia are EU member states. Macedonia and Serbia, candidates for accession to the EU, are expected to gradually harmonize their regulatory frameworks with the EU’s framework.
In each European country in which we operate, we are also subject to a domestic telecommunications regulatory framework and to oversight by one or more local regulators.
Licenses

COUNTRY	FREQUENCY	TERMINATION DATE

AUSTRIA	800 MHz	2029

	900 MHz	2034

	1500 MHz	2044

	1800 MHz	2034

	2100 MHz	2044

	2600 MHz	2026

	3500 MHz	2039

COUNTRY	FREQUENCY	TERMINATION DATE

BELARUS	900 MHz	Not applicable

	1800 MHz	Not applicable

	2100 MHz	Not applicable

BULGARIA	900 MHz	2024

	1800 MHz	2024

	2100 MHz	2025

	3500 MHz	2041

CROATIA	700 MHz	2036

	800 MHz	2024

	900 MHz	2024

	1800 MHz	2024

	2100 MHz	2024

	3500 MHz	2036

	26000 MHz	2036

NORTH MACEDONIA	800 MHz	2033

	900 MHz	2023

	1800 MHz	2033

	2100 MHz	2028

COUNTRY	FREQUENCY	TERMINATION DATE

SERBIA	800 MHz	2026

	900 MHz	2026

	1800 MHz	2026

	2100 MHz	2026

SLOVENIA	700 MHz	2036

	800 MHz	2029

	900 MHz	2031

	1500 MHz	2036

	1800 MHz	2031

	2100 MHz	2021

	2600 MHz	2029

	3500 MHz	2036

	26000 MHz	2029

OTHER JURISDICTIONS

COUNTRY	PRINCIPAL REGULATORY AUTHORITIES	CONCESSION AND LICENSES

COSTA RICA	Superintendency of Telecommunications
(Superintendencia de Telecomunicaciones)
Ministry of Science, Innovation, Technology and Telecommunications (
Ministerio de Ciencia,
Innovación, Tecnología y Telecomunicaciones
)
•  Concessions in the AWS and 1800 MHz bands that expire in 2032
•  Concessions in the 2100 MHz band that expire in 2026
•  License to operate Pay TV services using DTH technology that will expire in 2026

EL SALVADOR	Electricity and Telecommunications Superintendency ( Superintendencia General de Electricidad y Telecomunicaciones )
•  Concession of 50 MHz in the 1900 MHz band of which 30 MHz that expire in 2038, 10 MHz that expire in 2041 and 10 MHz that expire in 2028
•  Concession to provide public telephone service that expires in 2027
•  Licenses to provide Pay TV Services through HFC and DTH technologies have an indefinite term
•  Concession of 40 MHz in 1700/2100 MHz bands (AWS) that will expire in 2040.

GUATEMALA	Guatemalan Telecommunications Agency ( Superintendencia de Telecomunicaciones )
•  Licenses (Frequencies Usufruct Rights) to use 12 MHz in the 900 MHz band, 120 MHz in the 1900 MHz band and 175 MHz in the 3.5 GHz band that all expire in 2033 and were granted for the provision of any type of telecommunications service.

NICARAGUA	Nicaraguan Telecommunications and Mailing Institute ( Instituto Nicaragüense de Telecomunicaciones y Correos )
•  Concessions in the 700 MHz, 850 MHz, 1900 MHz and 1700/2100 MHz bands that all expire in 2042
•  Concession of 50 MHz in the 3.5 GHz band that will expire in 2042
•  Licenses to provide DTH technology that will expire in January 2028 and Pay TV services that has an indefinite term

HONDURAS	Honduran National Telecommunications Commission ( Comisión Nacional de Telecomunicaciones )
•  Concessions to use 80 MHz in the 1900 MHz PCS band and 40 MHz in the
LTE-4G
1700/2100 MHz band that all expire in 2033
•  Licenses to operate Pay TV services through (i) HFC technology that will expire in 2027 and (ii) DTH technology that will expire in 2030

PANAMA	National Authority of Public Services ( Autoridad Nacional de los Servicios Públicos )	• License to use 40 MHz in the 1900 MHz and 20 MHz in the 700 MHz bands that all expire in 2028 • Licenses to provide fixed local and long-distance services that expire in 2030

COUNTRY	PRINCIPAL REGULATORY AUTHORITIES	CONCESSION AND LICENSES

•  License to provide internet service that expires in 2033
•  Licenses to provide international long-distance, value-added services, interactive television, and Pay TV service through DTH and IPTV technologies, which expire in 2028, 2030, 2037 and 2034, respectively
•  License to provide Pay TV service through optical fiber that expires in 2037.
•  License for data transportation, Service No. 200, which expires in 2023

DOMINICAN REPUBLIC	Dominican Institute of Telecommunications ( Instituto Dominicano de las Telecomunicaciones )
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
•  Concessions to use the 700 MHz, 1900 MHz and the 28 GHz bands that expire in 2021 (currently pending renewal application extending to 2031), 2027 and 2029, respectively
•  Concessions to use the 800 MHz bands that expire in 2026, 2028, 2030 and 2031.
•  Concessions to use the
AWS-1
and
AWS-3
bands (1.7/2.1 GHz) that expire in 2026 and 2028, respectively.
•  Concessions to use the 3.5 GHz band that expires in 2030.
•  Long-term transfer lease concessions to use 35.6 MHz of the 2.5 GHz band that expire in 2022, 2023, 2025, 2026 and 2030.
•  Franchise to operate Pay TV services using IPTV technology that expires in 2030.

PART VII ADDITIONAL INFORMATION

Simplifying connectivity

Many of our employees are members of labor unions with which we conduct collective negotiations on wages, benefits and working conditions. We believe that we have good current relations with our workforce.
The following table sets forth the total number of employees and a breakdown of employees by main category of activity and geographic location, as of the dates indicated.

		DECEMBER 31,

	2019	2020	2021

NUMBER OF EMPLOYEES	190,664	185,948	181,205

CATEGORY OF ACTIVITY:

Wireless	82,232	72,501	72,098

Fixed	87,034	91,460	86,788

Other businesses	21,398	21,987	22,319

GEOGRAPHIC LOCATION:

Mexico	89,539	88,172	87,233

South America	61,058	59,244	56,147

Central America	10,372	9,936	9,713

Caribbean	11,351	10,647	10,256

Europe	18,344	17,949	17,856

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

AUDIT AND
NON-AUDIT
FEES
The following table sets forth the fees billed to us and our subsidiaries by our independent registered public accounting firm, Mancera, during the fiscal years ended December 31, 2020 and 2021:

	YEAR ENDED DECEMBER 31,

	2020	2021

	(in millions of Mexican pesos)

Audit fees (1)	Ps. 250	Ps. 267

Audit-related fees (2)	10	23

Tax fees (3)	19	13

Total fees	Ps. 279	Ps. 303
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
The following documents have been filed with the SEC as exhibits to this annual report:

1.1	Amended and Restated Bylaws (estatutos sociales) of América Móvil, S.A.B. de C.V., dated as of April 26, 2021 (together with an English translation).

2.1	Description of Securities Registered Under Section 12 of the Exchange Act.

4.1	Stock Purchase Agreement by and among Verizon, América Móvil, S.A.B. de C.V., AMX USA Holding, S.A. de C.V. and TracFone Wireless, Inc. dated as of September 13, 2020 (incorporated by reference to Exhibit 4.1 of our annual report on Form 20-F File No. 001-16269, filed on April 29, 2021)

8.1	List of certain subsidiaries of América Móvil, S.A.B. de C.V.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to Section 906 of the Sarbanes- Oxley Act of 2002.

15.1	Code of Ethics.

15.2	Consent of independent registered public accounting firm.

17.1	Subsidiary Guarantors

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Document.

104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the inline XBRL document).
Omitted from the exhibits filed with this annual report are certain instruments and agreements with respect to long-term debt of América Móvil, none of which, individually, authorizes securities in a total amount that exceeds 10% of the total assets of América Móvil. We hereby agree to furnish to the SEC copies of any such omitted instruments or agreements as the Commission requests.

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
We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward- looking statements, but they are not the only way we identify such statements.
Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward- looking statements. These factors, some of which are discussed under “Risk Factors,” include the impact of the COVID-19 pandemic, economic and political conditions and government policies in Mexico, Brazil, Colombia, Europe and elsewhere, inflation rates, exchange rates, regulatory developments, technological improvements, customer demand and competition. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. You should evaluate any statements made by us in light of these important factors.
Forward-looking statements speak only as of the date they are made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

ITEM	FORM 20-F CAPTION	LOCATION IN THIS REPORT	PAGE

1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	Not applicable	—

2	OFFER STATISTICS AND EXPECTED TIMETABLE	Not applicable	—

3	KEY INFORMATION

	3A Selected financial data	Selected financial data	6

	3B Capitalization and indebtedness	Not applicable	—

	3C Reasons for the offer and use of proceeds	Not applicable	—

	3D Risk factors	Risk factors	36

4	INFORMATION ON THE COMPANY

	4A History and development of the Company	Information on the Company	9

		Note 10—Property, Plant and Equipment, net	F-44

		Liquidity and capital resources	31

		Additional Information	85

	4B Business overview	Information on the Company	9

		Regulation	70

	4C Organizational structure	Exhibit 8.1	—

	4D Property, plant and equipment	Information on the Company	9

		Note 10—Property Plant and Equipment, net	F-44

		Liquidity and capital resources	31

		Regulation	70

	4A Unresolved staff comments	None	—

5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

	5A Operating results	Overview	23

		Results of operations	25

		Regulation	70

		Liquidity and capital resources	31

	5B Liquidity and capital resources	Note 14—Debt	F-56

	5C Research and development, patents and licenses, etc.	Not applicable	—

	5D Trend information	Overview	23

		Results of operations	25

	5E Critical Accounting Estimates	Not applicable	—

6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

	6A Directors and senior management	Management	59

	6B Compensation	Management	59

	6C Board practices	Management	59

		Management	59

	6D Employees	Employees	86

	6E Share ownership	Major shareholders	49

		Management	59

7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

	7A Major shareholders	Major shareholders	49

	7B Related party transactions	Related party transactions	50

	7C Interests of experts and counsel	Not applicable	—

8	FINANCIAL INFORMATION

	8A Consolidated statements and other financial information	Consolidated Financial Statements	93

		Dividends	50

		Note 17—Commitments and Contingencies	F-64

	8B Significant changes	Not applicable	—

ITEM	FORM 20-F CAPTION	LOCATION IN THIS REPORT	PAGE

9	THE OFFER AND LISTING

	9A Offer and listing details	Trading markets	51

	9B Plan of distribution	Not applicable	—

	9C Markets	Trading markets	51

	9D Selling shareholders	Not applicable	—

	9E Dilution	Not applicable	—

	9F Expenses of the issue	Not applicable	—

10	ADDITIONAL INFORMATION

	10A Share Capital	Not applicable	—

	10B Memorandum and articles of association	Bylaws	51

	10C Material contracts	Information on the Company	9

		Results of operations	25

		Related party transactions	50

		Regulation	70

	10D Exchange controls	Additional information	85

	10E Taxation	Taxation of shares and ADSs	53

	10F Dividends and paying agents	Not applicable	—

	10G Statement by experts	Not applicable	—

	10H Documents on display	Additional information	85

	10I Subsidiary information	Not applicable	—

11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	Risk management	34

		Note 2 a)—Basis of Preparation of the Consolidated Financial Statements and Summary of Significant Accounting Policies and Practices	F-11

12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

	12A Debt securities	Not applicable	—

	12B Warrants and rights	Not applicable	—

	12C Other securities	Not applicable	—

	12D American Depositary Shares	Bylaws	51

13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	Not applicable	—

14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	Not applicable	—

15	CONTROLS AND PROCEDURES	Controls and procedures	65

16A	AUDIT COMMITTEE FINANCIAL EXPERT	Management	59

16B	CODE OF ETHICS	Code of ethics	68

16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES	Principal accountant fees and services	87

16D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	Not applicable	—

16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PUR- CHASERS	Purchases of equity securities by the issuer and affiliated purchasers	52

16F	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	Not applicable	—

16G	CORPORATE GOVERNANCE	Corporate governance	63

16H	MINE SAFETY DISCLOSURE	Not applicable	—

16I	DISCLOSURE REGARDING FOREIGN JURISDICATIONS THAT PREVENT IN- SPECTIONS	Not applicable	—

17	FINANCIAL STATEMENTS	Not applicable	—

18	FINANCIAL STATEMENTS	Consolidated Financial statements	93

19	EXHIBITS	Additional Information	85

19	EXHIBITS	Additional Information

The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
Dated: April 29, 2022
AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Carlos José García Moreno Elizondo

Name:	Carlos José García Moreno Elizondo

Title:	Chief Financial Officer

By:	/s/ Alejandro Cantú Jiménez

Name:	Alejandro Cantú Jiménez

Title:	General Counsel

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES
Consolidated Financial Statements
Years Ended December 31, 2019, 2020 and 2021
with Report of Independent Registered Public Accounting Firm

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES
Consolidated Financial Statements
Years Ended
December
31,
2019
, 2020 and 2021
Contents:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
América Móvil, S.A.B. de C.V.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of América Móvil, S.A.B. de C.V. and its subsidiaries (the Company) as of December 31, 2021 and 2020, the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April
2
9
, 2022 expressed an unqualified opinion thereon.
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

Deferred tax assets, realizability of Net Operating Loss Carryforwards

Description of the Matter
As discussed in Note 13 to the consolidated financial statements, as of December 31, 2021, the net balance of deferred tax assets was Ps.77,822,839 thousand. The Company has recognized deferred tax assets arising from net operating loss carryforwards (NOLs) of approximately Ps.24,449,622 thousand. The NOLs were generated primarily by its subsidiary in Brazil.

Auditing management’s assessment of the realizability of the deferred tax assets arising from Brazilian NOLs involved complex auditor judgement because management´s estimate of realizability was based on assessing the probability, timing and sufficiency of expected reversals of taxable temporary differences, future taxable profits and available tax planning opportunities. These projections are sensitive because they can be affected by future operating results and future market and economic conditions.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls that address the risks of material misstatement related to the realizability of the deferred tax assets. We tested controls over management’s analyses of future reversal of existing taxable temporary differences, their projections of future taxable income and related assumptions used in developing the projected financial information and their identification of available tax planning opportunities. Our audit also included the testing of controls that address the completeness and accuracy of the data utilized in the analysis.

To test the realizability of the deferred tax assets arising from NOLs our audit procedures included, among other things, the review of management´s estimates of future taxable income in Brazil, the methodology used, the significant assumptions and the underlying data used by the Company in developing the projected financial information, such as the weighted average cost of capital, customer attrition rates, growth rates, and other key assumptions by comparing them with historical, economic and industry trends and evaluating whether changes to the Company´s business model and other factors would significantly affect the projected financial information. We also involved our valuation specialists to evaluate the analysis and assumptions used, and to test the calculations used by the Company.

In addition, with the assistance of our tax professionals, we assessed the application of relevant tax laws, including assessing the Company’s future tax planning opportunities and tested the Company´s scheduling of the timing and amounts of expected reversals of taxable temporary differences.

We also assessed the adequacy of the related financial statement disclosures.

Impairment of goodwill

Description of the Matter
As discussed in Note 2 and Note 11 to the consolidated financial statements, as of December 31, 2021, the Company’s goodwill balance was Ps.136,578,194 thousand. The Company tests goodwill at least annually at the Cash Generating Unit (CGU) level. Impairment exists when the carrying value of a CGU exceeds its recoverable amount, which is the higher of its fair value less cost to sell and its value-in-use.
The company has estimated the recoverable amount of the CGU by calculating the CGU value in use to test for impairment.

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

Discount rate used in determining defined benefit pension obligations in Mexico

Description of the Matter
As discussed in Note 2, item iii), q) and in Note 18 to the consolidated financial statements, as of December 31, 2021, the defined benefit pension obligation balance was Ps.142,850,465 thousand. The Company assessed and updated its estimates and assumptions used to actuarially measure and value the defined benefit pension obligation as of December 31, 2021, using the assistance of independent actuarial specialists.

Auditing the defined benefit pension obligation which the majority of it arises from one of its subsidiaries in Mexico and for which this matter is related, involved complex auditor judgement and required the involvement of our actuarial and valuation specialists because of the highly judgmental nature of the actuarial assumptions, primarily the discount rate used in the Company’s measurement process. This assumption was complex because it required a valuation of the credit quality of the corporate bonds used to develop the discount rate and the correlation of those bonds’ cash inflows to the timing and amount of future expected benefit payments.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls that address the risks of material misstatement relating to the determination of the discount rate used in the defined benefit pension obligations calculations. We tested controls over management’s determination and review of the discount rate provided to the independent actuaries.

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

F-4

We also evaluated the objectivity and competence management´s qualified persons responsible for overseeing the preparation of the discount rate through the consideration of their professional qualifications, experience and their use of accepted methodology.

We also assessed the adequacy of the related financial statement disclosures.

/s/ Mancera, S.C.
We have served as the Company’s auditor since 1993.
Mexico City, Mexico
April
2
9
,
2022

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES
Consolidated Statements of Financial Position
(In thousands of Mexican pesos)

	Note	At December 31,
		2020		2021		2021 Millions of U.S. dollars
Assets
Current assets:
Cash and cash equivalents	3	Ps.	35,917,907	Ps.	38,679,891	US$	1,879
Equity investments at fair value through other comprehensive income (OCI) and other short-term investments	4		50,096,051		117,703,202		5,718
Accounts receivable:
Subscribers, distributors, recoverable taxes, contract assets and other, net	5		207,977,954		202,846,597		9,855
Related parties	6		1,391,300		1,158,611		56
Derivative financial instruments	7		20,928,335		10,130,806		492
Inventories, net	8		30,377,439		24,185,310		1,175
Other current assets, net	9		8,993,907		9,452,252		459

Total current assets		Ps.	355,682,893	Ps.	404,156,669	US$	19,634
Non-current assets:
Property, plant and equipment, net	10	Ps.	722,929,631	Ps.	731,196,679	US$	35,523
Intangibles, net	11		133,456,967		143,225,764		6,958
Goodwill	11		143,052,859		136,578,194		6,635
Investments in associated companies			1,829,760		3,052,481		148
Deferred income taxes	13		115,370,240		127,287,934		6,184
Accounts receivable, subscriber, distributors and contract assets, net	5		7,792,863		6,928,888		337
Other assets, net	9		38,415,826		39,956,090		1,941
Debt instruments at fair value through other comprehensive income (OCI)	4		4,540,344		6,894,757		335
Right-of-use assets	15		101,976,844		90,372,393		4,391

Total assets		Ps.	1,625,048,227	Ps.	1,689,649,849	US$	82,086

Liabilities and equity
Current liabilities:
Short-term debt and current portion of long-term debt	14	Ps.	148,083,184	Ps.	145,222,672	US$	7,055
Short-term liability related to right-of-use of assets	15		25,067,905		27,632,357		1,342
Accounts payable	16a		186,995,472		206,487,681		10,032
Accrued liabilities	16b		50,291,851		54,391,464		2,642
Income tax	13		14,644,979		33,247,318		1,615
Other taxes payable			27,969,739		26,278,007		1,277
Derivative financial instruments	7		14,230,249		10,034,508		488
Related parties	6		3,999,916		4,216,882		205
Deferred revenues			36,027,383		26,501,877		1,288

Total current liabilities		Ps.	507,310,678	Ps.	534,012,766	US$	25,944
Non-current liabilities:
Long-term debt	14	Ps.	480,299,772	Ps.	418,807,430	US$	20,347
Long-term liability related to right-of-use of assets	15		84,259,336		71,021,868		3,450
Deferred income taxes	13		49,067,163		49,465,095		2,403
Deferred revenues			2,875,467		2,698,276		131
Asset retirement obligations	16c		17,887,991		16,752,223		814
Employee benefits	18		168,230,202		142,850,465		6,940

Total non-current liabilities		Ps.	802,619,931	Ps.	701,595,357	US$	34,085

Total liabilities		Ps.	1,309,930,609	Ps.	1,235,608,123	US$	60,029

Equity:
Capital stock	20	Ps.	96,341,695	Ps.	96,333,432	US$	4,680
Retained earnings:
Prior years			267,865,420		255,267,259		12,402
Profit for the year			46,852,605		192,423,167		9,348

Total retained earnings			314,718,025		447,690,426		21,750
Other comprehensive loss items			(160,580,917)		(154,388,931)		(7,502)

Equity attributable to equity holders of the parent			250,478,803		389,634,927		18,928
Non-controlling interests			64,638,815		64,406,799		3,129

Total equity			315,117,618		454,041,726		22,057

Total liabilities and equity		Ps.	1,625,048,227	Ps.	1,689,649,849	US$	82,086

The accompanying notes are an integral part of these consolidated financial statements.

F-
6

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income
(In thousands of Mexican pesos, except for earnings per share)

	Note	For the years ended December 31
		2019 (1)		2020 (1)		2021		2021 Millions of U.S. dollars, except for earnings per share
Operating revenues:

Service revenues		Ps .	702,961,964	Ps .	708,483,701	Ps .	714,244,392	US$	34,700
Sales of equipment			148,521,512		131,223,459		141,290,479		6,864

		Ps .	851,483,476	Ps.	839,707,160	Ps .	855,534,871	US$	41,564

Operating costs and expenses:
Cost of sales and services			348,776,249		334,881,859		341,059,662		16,570
Commercial, administrative and general expenses			195,507,880		191,901,898		180,838,412		8,786
Other expenses			5,882,276		4,737,626		4,877,290		237
Depreciation and amortization	9,10,11 and 15		157,518,787		162,682,398		162,626,866		7,901

		Ps .	707,685,192	Ps .	694,203,781	Ps .	689,402,230	US$	33,494

Operating income		Ps .	143,798,284	Ps .	145,503,379	Ps.	166,132,641	US$	8,070

Interest income			6,284,672		5,062,036		3,834,827		186
Interest expense			(37,910,954)		(38,661,485)		(36,025,312)		(1,750)
Foreign currency exchange gain (loss), net			5,226,071		(65,366,200)		(17,045,843)		(828)
Valuation of derivatives, interest cost from labor obligations and other financial items, net	22		(6,997,844)		1,292,878		(14,250,066)		(692)
Equity interest in net result of associated companies			(17,609)		(287,006)		113,918		6

Profit before income tax			110,382,620		47,543,602		102,760,165		4,992
Income tax	13		49,914,055		13,509,270		28,144,769		1,367

Net profit for the year from continuing operations		Ps.	60,468,565	Ps.	34,034,332	Ps.	74,615,396	US$	3,625
Profit after tax for the year from discontinued operations			9,844,889		16,992,625		121,710,718		5,913

Net profit for the year		Ps.	70,313,454	Ps.	51,026,957	Ps.	196,326,114	US$	9,538

Net profit for the year attributable to:
Equity holders of the parent from continuing operations		Ps.	57,886,001	Ps.	29,859,980	Ps.	70,712,449	US$	3,435
Equity holders of the parent from discontinued operations	2, Ac		9,844,889		16,992,625		121,710,718		5,913
Non-controlling interests			2,582,564		4,174,352		3,902,947		190

		Ps.	70,313,454	Ps.	51,026,957	Ps.	196,326,114	US$	9,538
Basic and diluted earnings per share attributable to equity holders of the parent from continuing operations	20	Ps.	0.88	Ps.	0.45	Ps.	1.07	US$	0.05

Basic and diluted earnings per share attributable to equity holders of the parent from discontinued operations	20	Ps.	0.15	Ps.	0.26	Ps.	1.85	US$	0.09

Other comprehensive income (loss) items:
Net other comprehensive loss that may be reclassified to profit or loss in subsequent years:
Effect of translation of foreign entities from continuing operations		Ps.	(35,536,252)	Ps.	(11,515,297)	Ps.	(7,134,153)	US$	(347)
Effect of translation of foreign entities from discontinued operations			—		—		(829,163)		(40)
Items that will not be reclassified to (loss) or profit in subsequent years:
Re-measurement of defined benefit plan, net of deferred taxes			(29,535,672)		(10,299,558)		11,261,896		547
Unrealized (loss) gain on equity investments at fair value, net of deferred taxes			883,409		(1,952,414)		4,560,869		222
Revaluation surplus, net of deferred taxes			—		77,230,031		—		—

Total other comprehensive (loss) income items for the year, net of deferred taxes	21		(64,188,515)		53,462,762		7,859,449		382

Total comprehensive income for the year		Ps.	6,124,939	Ps.	104,489,719	Ps.	204,185,563	US$	9,920

Comprehensive income for the year attributable to:
Equity holders of the parent from continuing operations		Ps.	5,450,679	Ps.	86,150,118	Ps.	202,418,502	US$	9,834
Non-controlling interests			674,260		18,339,601		1,767,061		86

		Ps.	6,124,939	Ps.	104,489,719	Ps.	204,185,563	US$	9,920
Comprehensive income for the period:
Net comprehensive (loss) income from continuing operations		Ps.	(3,719,950)	Ps.	87,497,094	Ps.	82,474,845	US$	4,007
Net comprehensive income from discontinued operations	2, Ac		9,844,889		16,992,625		121,710,718		5,913

		Ps.	6,124,939	Ps.	104,489,719	Ps.	204,185,563	US$	9,920

(1)	Restated for discontinued operations.
The accompanying notes are an integral part of these consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2019, 2020 and 2021
(In thousands of Mexican pesos)

	Capital stock		Legal reserve		Retained earnings		Unrealized (loss) gain on equity investment at fair value		Re-measurement of defined benefit plans		Cumulative translation adjustment		Revaluation surplus		Total equity attributable to equity holders of the parent		Non- controlling interests		Total equity
As of January 31, 2019	Ps.	96,338,378	Ps.	358,440	Ps.	236,897,045	Ps.	(9,812,984)	Ps.	(74,427,934)	Ps.	(53,357,300)	Ps.	—	Ps.	195,995,645	Ps.	49,876,777	Ps.	245,872,422
Net profit for the year		—		—		67,730,890		—		—		—		—		67,730,890		2,582,564		70,313,454
Unrealized gain on equity investments at fair value, net of deferred taxes		—		—		—		883,409		—		—		—		883,409		—		883,409
Remeasurement of defined benefit plan, net of deferred taxes		—		—		—		—		(29,153,554)		—		—		(29,153,554)		(382,118)		(29,535,672)
Effect of translation of foreign entities		—		—		—		—		—		(34,010,066)		—		(34,010,066)		(1,526,186)		(35,536,252)

Comprehensive income (loss) for the year		—		—		67,730,890		883,409		(29,153,554)		(34,010,066)		—		5,450,679		674,260		6,124,939
Dividends declared		—		—		(23,106,823)		—		—		—		—		(23,106,823)		(1,473,290)		(24,580,113)
Repurchase of shares		(116)		—		(427,212)		—		—		—		—		(427,328)		—		(427,328)
Other acquisitions of non-controlling interests		—		—		(2,214)		—		—		—		—		(2,214)		(80,841)		(83,055)

Balance at December 31, 2019	Ps.	96,338,262	Ps.	358,440	Ps.	281,091,686	Ps.	(8,929,575)	Ps.	(103,581,488)	Ps.	(87,367,366)	Ps.	—	Ps.	177,909,959	Ps.	48,996,906	Ps.	226,906,865
Net profit for the year		—		—		46,852,605		—		—		—		—		46,852,605		4,174,352		51,026,957
Unrealized loss on equity investments at fair value, net of deferred taxes		—		—		—		(1,952,414)		—		—				(1,952,414)		—		(1,952,414)
Remeasurement of defined benefit plan, net of deferred taxes		—		—		—		—		(10,026,454)		—		—		(10,026,454)		(273,104)		(10,299,558)
Effect of translation of foreign entities		—		—		—		—		—		(13,558,774)		—		(13,558,774)		2,043,477		(11,515,297)
Revaluation surplus, net of deferred taxes		—		—		—		—		—		—		64,835,155		64,835,155		12,394,876		77,230,031

Comprehensive income (loss) for the year		—		—		46,852,605		(1,952,414)		(10,026,454)		(13,558,774)		64,835,155		86,150,118		18,339,601		104,489,719
Dividends declared		—		—		(25,161,564)		—		—		—		—		(25,161,564)		(1,860,300)		(27,021,864)
Stock dividend		4,650		—		17,054,007		—		—		—		—		17,058,657		—		17,058,657
Repurchase of shares		(1,217)		—		(5,209,880)		—		—		—		—		(5,211,097)		—		(5,211,097)
Other acquisitions of non-controlling interests		—		—		(267,270)		—		—		—		—		(267,270)		(837,392)		(1,104,662)

Balance at December 31, 2020	Ps.	96,341,695	Ps.	358,440	Ps.	314,359,584	Ps.	(10,881,989)	Ps.	(113,607,942)	Ps.	(100,926,140)	Ps.	64,835,155	Ps.	250,478,803	Ps.	64,638,815	Ps.	315,117,618
Net profit for the year		—		—		192,423,167		—		—		—		—		192,423,167		3,902,947		196,326,114
Unrealized gain on equity and debt investments at fair value, net of deferred taxes		—		—		—		4,560,869		—		—		—		4,560,869		—		4,560,869
Remeasurement of defined benefit plan, net of deferred taxes		—		—		—		—		11,100,835		—		—		11,100,835		161,061		11,261,896
Effect of translation of foreign entities		—		—		—		—		—		(2,514,992)		(2,322,214)		(4,837,206)		(2,296,947)		(7,134,153)
Discontinued operations		—		—		—		—		—		(829,163)		—		(829,163)		—		(829,163)
Transfer of revaluation surplus		—		—		3,803,349		—		—		—		(3,803,349)		—		—		—

Comprehensive income (loss) for the year		—		—		196,226,516		4,560,869		11,100,835		(3,344,155)		(6,125,563)		202,418,502		1,767,061		204,185,563
Dividends declared		—		—		(26,640,797)		—		—		—		—		(26,640,797)		(1,919,674)		(28,560,471)
Repurchase of shares		(8,263)		—		(36,752,766)		—		—		—		—		(36,761,029)		—		(36,761,029)
Other acquisitions of non-controlling interests		—		—		139,448		—		—		—		—		139,448		(79,403)		60,045

Balance at December 31, 2021	Ps.	96,333,432	Ps.	358,440	Ps.	447,331,985	Ps.	(6,321,120)	Ps.	(102,507,107)	Ps.	(104,270,295)	Ps.	58,709,592	Ps.	389,634,927	Ps.	64,406,799	Ps.	454,041,726

The accompanying notes are an integral part of these consolidated financial statements.

F-
8

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(In thousands of Mexican pesos)

		For the years ended December 31
	Note	2019 (1)		2020 (1)		2021		2021 Millions of U.S. dollars
Operating activities
Profit before income tax from continuing operations		Ps.	110,382,620	Ps.	47,543,602	Ps.	102,760,165	US$	4,992
Profit before income tax from discontinued operations	2, Ac		10,964,368		19,849,507		150,576,681		7,316

Profit before income tax			121,346,988		67,393,109		253,336,846		12,308
Items not requiring the use of cash:
Depreciation property, plant and equipment and right-of-use assets	10 and 15		137,867,698		143,108,182		139,211,403		6,763
Amortization of intangible and other assets	9 and 11		19,651,089		19,574,216		23,415,463		1,138
Equity interest in net (loss) income of associated companies			17,609		287,006		(113,918)		(6)
(Gain) Loss on sale of property, plant and equipment			119,272		257,330		(6,849,699)		(333)
Net period cost of labor obligations	18		16,609,565		18,085,954		18,688,374		908
Foreign currency exchange loss (income), net			(7,250,635)		59,923,928		14,523,412		706
Interest income			(6,284,672)		(5,062,036)		(3,834,827)		(186)
Interest expense			37,910,954		38,661,485		36,025,312		1,750
Employee profit sharing			1,618,695		2,066,066		3,130,722		152
Gain (Loss) in valuation of derivative financial instruments, capitalized interest expense and other, net			(9,202,167)		(13,678,083)		5,246,476		255
Gain on net monetary positions	22		(4,267,194)		(3,262,512)		(4,876,842)		(237)
Gain on sale of subsidiary	2, Ac		—		—		(132,821,709)		(6,453)
Working capital changes:
Subscribers, distributors, recoverable taxes, contract assets and other, net			7,422,351		3,189,136		6,883,270		334
Prepaid expenses			8,860,172		(160,082)		(890,729)		(43)
Related parties			476,671		421,337		449,655		22
Inventories			(463,461)		10,402,117		5,756,325		280
Other assets			(6,560,640)		(2,650,867)		(9,802,727)		(476)
Employee benefits			(20,224,276)		(18,795,532)		(27,223,091)		(1,323)
Accounts payable and accrued liabilities			(15,730,804)		11,247,681		9,946,257		483
Employee profit sharing paid			(2,187,316)		(2,436,223)		(1,922,029)		(93)
Financial instruments and other			(1,774,932)		2,606,938		(1,664,465)		(81)
Deferred revenues			1,237,894		1,958,553		(9,257,456)		(450)
Interest received			1,008,076		3,946,110		2,665,854		130
In come taxes paid			(41,418,114)		(61,366,231)		(60,535,903)		(2,942)
Cash flows from discontinued operating			(4,504,355)		5,109,961		(1,304,336)		(63)

Net cash flows provided by continuing operating activities		Ps.	234,278,468	Ps.	280,827,543	Ps.	258,181,638	US$	12,543

Investing activities
Purchase of property, plant and equipment			(132,834,246)		(108,866,816)		(145,279,359)		(7,058)
Acquisition of intangibles			(18,962,856)		(20,647,571)		(12,791,580)		(621)
Dividends received	22		1,773,336		2,122,826		2,628,600		128
Proceeds from sale of plant, property and equipment			344,924		162,060		7,215,177		351
Acquisition of businesses, net of cash acquired	12		(13,330,651)		(152,896)		—		—
Partial sale of shares of associated company			36,478		601,509		199,158		10
Investments in associate companies			(56,985)		(64,341)		—		—
Sale of shares			—		—		75,518,886		3,669
Short-term investments			—		(8,671,662)		(3,361,507)		(163)
Cash flows from discontinued investing	2, Ac		(50,089)		(40,602)		(650,319)		(32)

Net cash flows used in investing continuing activities		Ps.	(163,080,089)	Ps.	(135,557,493)	Ps.	(76,520,944)	US$	(3,716)

Financing activities
Loans obtained			118,082,256		277,515,598		93,675,127		4,551
Repayment of loans			(109,808,816)		(330,607,399)		(152,029,408)		(7,388)
Payment of liability related to right-of-use of assets	15		(26,765,075)		(29,623,565)		(30,544,750)		(1,484)
Interest paid			(28,046,695)		(28,421,734)		(23,884,410)		(1,160)
Repurchase of shares			(435,713)		(5,076,119)		(36,745,743)		(1,785)
Dividends paid			(24,248,145)		(9,592,253)		(27,829,345)		(1,352)
Acquisition of non-controlling interests	12		(83,055)		(1,104,662)		(7,720)		—

Net cash flows used in financing activities		Ps.	(71,305,243)	Ps.	(126,910,134)	Ps.	(177,366,249)	US$	(8,618)

Net (decrease) gain in cash and cash equivalents		Ps.	(106,864)	Ps.	18,359,916	Ps.	4,294,445	US$	209
Adjustment to cash flows due to exchange rate fluctuations, net			(1,807,442)		(2,187,665)		(1,532,461)		(74)
Cash and cash equivalents at beginning of the year			21,659,962		19,745,656		35,917,907		1,744

Cash and cash equivalents at end of the year		Ps.	19,745,656	Ps.	35,917,907	Ps.	38,679,891	US$	1,879

Non-cash transactions related to:
Acquisitions of property, plant and equipment in accounts payable at end year		Ps.	19,673,706	Ps.	3,063,081	Ps.	18,385,498	US$	893
Revaluation surplus			—		107,152,628		—		—

Non-cash transactions		Ps.	19,673,706	Ps.	110,215,709	Ps.	18,385,498	US$	893

(1)	Restated for discontinued operations.
The accompanying notes are an integral part of these consolidated financial statements.

F-
9

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
Years ended December 31, 2019, 2020 and 2021
(In thousands of Mexican pesos Ps. and thousands of
U.S. dollars US$, unless otherwise indicated)
1. Description of the Business and Relevant Events
I. Corporate Information
América Móvil, S.A.B. de C.V. and subsidiaries (hereinafter, the “Company”, “América Móvil” or “AMX”) was incorporated under laws of Mexico on September 25, 2000. The Company provides telecommunications services in 24 countries throughout Latin America, the United States, the Caribbean and Europe. These telecommunications services include mobile and fixed-line voice services, wireless and fixed data services, internet access and Pay TV, over the top and other related services. The Company also sells equipment, accessories and computers.

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
The accompanying consolidated financial statements were approved for their issuance by the Company’s Chief Financial Officer on April 20, 2022, and subsequent events have been considered through that date.

II. Relevant events in 2021
a) In September 2021, the Company entered into an agreement with Cable & Wireless Panama, S.A. an affiliate of Liberty Latin America LTD., to sell our 100% interest in Claro Panama, S.A. The agreed purchase price is Us$200 million on a cash/debt free basis. The closing of the transaction is subject to customary conditions for this type of transactions, including obtaining required governmental approvals.

F-
10

b) In September 2021, the Company announced that shareholders representing approximately 98% of our capital stock approved the spin-off of approximately 36,000 telecommunications towers and other associated passive infrastructure deployed in 14 countries in Latin America. The spin-off is subject to customary conditions and adjustments for corporate reorganizations and shall comply with applicable requirements under the laws of Mexico and the jurisdictions where the telecommunications towers are located.
c) In September 2021, Liberty Latin America and América Móvil announced an agreement to combine their respective Chilean operations, VTR and Claro Chile, to form a 50:50 joint venture. The proposed transaction combines the complementary operations of VTR, a leading provider of high-speed consumer fixed products, such as broadband and Pay TV services, where it connects close to 3 million subscribers nationwide, and Claro Chile, one of Chile’s leading telecommunications service providers with over 6.5 million mobile customers, to create a business with greater scale, product diversification, and a capital structure that will enable significant investment for fixed fiber footprint expansion and to be at the forefront of 5G mobile delivery. Completion of the transaction is subject to certain customary closing conditions, including regulatory approvals, and is expected to close in the second half of 2022.
d) On November 23, 2021, the Company completed the sale of TracFone Wireless to Verizon Communications. The Company received US$3,625.7 million in cash and 57,596,544 shares of Verizon stock which had a closing price on that date of 51.54 dollars per share.

Verizon has asserted post-closing claims under the adjustments and other provisions of this agreement, which may result in additional payments by us
.
Subject to TracFone continuing to achieve certain operating metrics (earn-out), Verizon shall pay up to
an additional US$650
million in future cash consideration within two years from that date. See Note 2Ac.
Effects of the COVID-19 Pandemic
:
The unprecedented health crisis arising from the COVID-19 pandemic has resulted in a severe global economic downturn and has caused significant volatility, uncertainty, and disruption.

The Company continues to closely
monitor

the evolution of the COVID-19 pandemic in the countries where it operates
to take preventive measures to ensure the continuity of operations and safeguard the health and safety of personnel and customers.
During 2021, there were lockdowns and other measures implemented to control the spread of COVID-19 in the
region of operations, resulting in the closure of shops and customer-care centers, the imposition of constraints on the mobility of the
clients and the disruption of
the
supply chain for handsets and other equipment. In order to mitigate the effects of supply-chain disruption and handset scarcity, the Company
began ordering excess quantities of handsets in each country in which operate in October, November and December of 2021. Most major smartphone manufacturers

were able to respond to increased handset orders.
The
investments in capital expenditures are expected to increase to pre-pandemic levels in 2022.
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

F-
11

Effective July 1, 2018, the Argentinian economy has been considered to be hyperinflationary in accordance with the criteria in IAS 29 “Financial Reporting in Hyperinflationary Economies” (“IAS 29”). Accordingly, for the Argentinian subsidiaries, we have included adjustments for hyperinflation and reclassifications as is required by the standard for purposes of presentation of IFRS in the consolidated financial statements.
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
Subsidiaries are entities over which the Company has control. Control is achieved when the Company has power over the investee, when it is exposed to, or has rights to, variable returns from its involvement with the investee, and has the ability to use its power over the investee to affect the amount of the investor’s returns. Subsidiaries are consolidated on a line-by-line basis from the date which control is achieved by the Company. The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the elements of control.
On March 6, 2020, in accordance with a resolution of the Federal Telecommunications Institute (Instituto Federal de Telecomunicaciones or IFT), the subsidiaries Teléfonos de México, S.A.B. de C.V. and Teléfonos del Noroeste, S.A. de C.V. created separate companies related to the wholesale services named Red Nacional Última Milla S.A.P.I. de C.V., Servicios de Telecomunicaciones Ultima Milla, S.A. de C.V. and Red Última Milla del Noroeste S.A.P.I. de C.V. The restructuring of Telmex has no impact
o
n the consolidated financial information of the Company.
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

F-
12

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

F-
13

The equity interest in the most significant subsidiaries at December 31, 2020 and 2021 is as follows:

Company name	Country	Equity interest at December 31
		2020	2021
Subsidiaries:
América Móvil B.V. a)	Netherlands	100.0%	100.0%
Compañía Dominicana de Teléfonos, S.A. (“Codetel”) b)	Dominican Republic	100.0%	100.0%
Sercotel, S.A. de C.V. a)	Mexico	100.0%	100.0%
Radiomóvil Dipsa, S.A. de C.V. and subsidiaries (“Telcel”) b)	Mexico	100.0%	100.0%
Puerto Rico Telephone Company, Inc. b)	Puerto Rico	100.0%	100.0%
Servicios de Comunicaciones de Honduras, S.A. de C.V. (“Sercom Honduras”) b)	Honduras	100.0%	100.0%
TracFone Wireless, Inc. (“TracFone”) b) c)	USA	100.0%	—
Claro S.A. (Claro Brasil) b)	Brazil	98.2%	98.2%
NII Brazil Holding S.A.R.L a)	Luxembourg	100.0%	100.0%
Nextel Telecomunicações Ltda b)	Brazil	100.0%	100.0%
Telecomunicaciones de Guatemala, S.A. (“Telgua”) b)	Guatemala	99.3%	99.3%
Claro Guatemala, S.A. b)	Guatemala	100.0%	100.0%
Empresa Nicaragüense de Telecomunicaciones, S.A. (“Enitel”) b)	Nicaragua	99.6%	99.6%
Compañía de Telecomunicaciones de El Salvador, S.A. de C.V. (“CTE”) b)	El Salvador	95.8%	95.8%
Comunicación Celular, S.A. (“Comcel”) b)	Colombia	99.4%	99.4%
Consorcio Ecuatoriano de Telecomunicaciones, S.A. (“Conecel”) b)	Ecuador	100.0%	100.0%
AMX Argentina, S.A. b)	Argentina	100.0%	100.0%
AMX Paraguay, S.A. b)	Paraguay	100.0%	100.0%
AM Wireless Uruguay, S.A. b)	Uruguay	100.0%	100.0%
Claro Chile, S.A. b)	Chile	100.0%	100.0%
América Móvil Perú, S.A.C b)	Peru	100.0%	100.0%
Claro Panamá, S.A. b)	Panamá	100.0%	100.0%
Teléfonos de México, S.A.B. de C.V. b)	Mexico	98.8%	98.8%
Telekom Austria AG b)	Austria	51.0%	51.0%

a)	Holding companies
b)	Operating companies of mobile and fixed services
c)	On November 23, 2021, this entity was discontinued operations. See Note 2Ac.
iii) Basis of translation of financial statements of foreign subsidiaries and associated companies
The operating revenues of foreign subsidiaries jointly represent approximately 65%, 66% and 64% of consolidated operating revenues for the years ended December 31, 2019, 2020 and 2021, respectively, and their total assets jointly represent approximately 75% and 70% of consolidated total assets at December 31, 2020 and 2021, respectively.
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

F-1
4

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
In order to restate for hyperinflation its financial statements, the subsidiary used the series of indices defined by resolution JG No. 539/18 issued by the “Federación Argentina de Consejos Profesionales de Ciencias Económicas” (“FACPCE”), based on the National Consumer Price Index (IPC) published by the Instituto Nacional de Estadística y Censos (INDEC) of the Argentine Republic and the Wholesale Internal Price Index (IPIM) published by FACPCE. The cumulative index at December 31, 2021 is 582.4575, while on an annual inflation for 2021 is 50.9%.
The main implications are as follows:

•
Adjustment of the historical cost of non-monetary assets and liabilities and equity items from their date of acquisition, or the date of inclusion in the consolidated statements of financial position, to the end of the year, in order to reflect changes in the currency’s purchasing power caused by inflation.

•
The gain on the net monetary position caused by the impact of inflation in the year is included in the consolidated statements of comprehensive income as part of the caption “
Valuation of derivatives, interest cost from labor obligations and other financial items, net
”
. Items in the statement of comprehensive income and in the statements of cash flows are adjusted by the inflation index since their origination, with a balancing entry, and a reconciling item in the statements of cash flows, respectively.

•
All items in the financial statements of the Argentine company are translated at the closing exchange rate, which at December 31, 2020 and 2021 were 0.2371 and 0.2004, respectively, per argentine peso per Mexican peso.

The difference resulting from the translation process is recognized in equity in the caption “Effect of translation of foreign entities”. At December 31, 2020 and 2021, the cumulative translation adjustment was Ps. (100,926,140) and Ps. (104,270,295), respectively.
b) Revenue recognition
The Company revenues are derived principally from providing the following telecommunications services and products: wireless voice, wireless data and value-added services, fixed voice, fixed data, broadband and IT services, Pay TV and over-the-top (“OTT”) services.

F-1
5

The Company provides fixed and mobile services. These services are offered independently in contracts with customers or together with the sale of handsets (mobile) under the postpaid model. In accordance with IFRS 15
“Revenues from contracts with customers”
, the transaction price should be assigned to the different performance obligations based on their relative standalone selling price.
The Company with respect to the provided services, it has market observable information, to determine the standalone selling price of the services. On the other hand, in the case of the sale of bundled mobile phones sold (including service and handset) by the Company, the allocation of the sales is done based on their relative standalone selling price of each individual component related to the total bundled price. The result is that more equipment revenue is recognized at the moment of a sale and, therefore, less service revenue from the monthly fee is being recognized under IFRS 15.
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

F-1
6

f) Cash and cash equivalents
Cash and cash equivalents represent bank deposits and liquid investments with maturities of less than three months. These amounts are stated at cost plus accrued interest, which is similar to their market value.
The Company also maintains restricted cash held as collateral to meet certain contractual obligations. Restricted cash is presented as part of “Other assets” within other non-current financial assets given that the restrictions are long-term in nature. See Note 9.
g) Equity investments at fair value through OCI and other short/long-term investments
Equity investments at fair value through OCI and other short-term investments are primarily composed of equity investments and other short-term financial investments. Amounts are initially recorded at their estimated fair value. Fair value adjustments for equity investments are recorded through other comprehensive income, and other short-term investment.
h) Inventories
Inventories are initially recognized at historical cost and are valued using the average cost method without exceeding their net realizable value.
The estimate of the realizable value of inventories on-hand is based on their age and turnover.
i) Business combinations and goodwill
Business combinations are accounted for using the acquisition method, which in accordance with IFRS 3, “
Business acquisitions
”, consists in general terms as follows:

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
For the years ended December 31, 2019, 2020 and 2021, no impairment losses were recognized for goodwill.
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

F-1
7

Borrowing costs that are incurred for general financing for construction in progress for periods exceeding six months are capitalized as part of the cost of the asset. During the years ended December 31, 2019, 2020 and 2021, borrowing costs that were capitalized amounted to Ps. 2,233,358, Ps. 1,771,613 and Ps.1,527,259 respectively.
In addition to the purchase price and costs directly attributable to preparing an asset in terms of its physical location and condition for operating as intended by management, when required, the cost also includes the estimated costs of dismantling and removal of the asset and for restoration of the site where it is located. See Note 16c.
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
iii) The Company periodically assesses the residual values, useful lives and depreciation methods associated with its property, plant and equipment. If necessary, the effects of any changes in accounting estimates is recognized prospectively, at the closing of each period, in accordance with IAS 8, “
Accounting Policies, Changes in Accounting Estimates and Errors
”.
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
During the years ended December 31, 2019, 2020 and 2021, no impairment losses were recognized.

F-1
8

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

9

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
During the years ended December 31, 2019, 2020 and 2021, no significant impairment losses were recognized for licenses, trademarks, irrevocable rights of use or customer relationships.
l) Impairment in the value of long-lived assets
The Company assesses the existence of indicators of impairment in the carrying value of long-lived assets, investments in associates, goodwill and intangible assets according to IAS 36 “
Impairment of assets
”. When there are such indicators, or in the case of assets whose nature requires an annual impairment analysis (goodwill and intangible assets with indefinite useful lives), the Company estimates the recoverable amount of the asset, which is the higher of its fair value, less disposal costs, and its value in use. Value in use is determined by discounting estimated future cash flows, applying a pre-tax discount rate that reflects the time value of money and taking into consideration the specific risks associated with the asset. When the recoverable amount of an asset is below its carrying value, impairment is considered to exist. In this case, the carrying value of the asset is reduced to the asset’s recoverable amount, recognizing the loss in results of operations for the respective period. Depreciation and/or amortization expense of future periods is adjusted based on the new carrying value determined for the asset over the asset’s remaining useful life. Impairment is computed individually for each asset. Recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or group of assets.
In the estimation of impairments, the Company uses the strategic plans established for the separate cash-generating units to which the assets are assigned. Such strategic plans generally cover a period from 3 to 5 years. For longer periods, beginning in the fifth year, projections are based on such strategic plans while applying a constant or declining expected perpetual growth rate.
Key assumptions used in value in use calculations
The forecasts are made in real terms (net of inflation) and in the functional currency of the subsidiary as of December 31, 2021. Financial forecasts, premises and assumptions are similar to what any other market participant in similar conditions would consider
, including the impact of the COVID-19 pandemic.
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

F-
20

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
The estimated discount rates to perform the IAS 36 “
Impairment of assets
”, impairment test for each CGU consider market participants assumptions. Market participants were selected taking into consideration size, operations and characteristics of the business that were similar to those of Company.

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

F-
21

The most significant forward-looking estimates used for the 2020 and 2021 impairment evaluations are shown below:

	Average margin on EBIDTA	Average margin on CAPEX	Average pre-tax discount rate (WACC)
2020:
Europe (7 countries)	32.20% - 40.76%	7.04% - 19.39%	3.88% - 12.02%
Brazil (fixed line, wireless and TV)	40.67%	25.36%	9.50%
Puerto Rico	23.06%	14.57%	3.53%
Dominican Republic	47.57%	13.71%	8.27%
Mexico (fixed line and wireless)	32.69%	11.01%	6.03%
Ecuador	49.23%	11.14%	17.50%
Peru	38.72%	15.43%	4.76%
El Salvador	45.92%	21.19%	14.63%
Chile	26.34%	13.18%	3.37%
Colombia	43.45%	18.19%	6.44%
Other countries	10.07% - 47.23%	0.48% - 31.67%	3.42% - 21.85%
2021:
Europe (7 countries)	31.60% - 45.32%	7.48% - 24.37%	2.91% - 9.83%
Brazil (fixed line, wireless and TV)	41.37%	22.98%	4.62%
Puerto Rico	21.54%	14.36%	3.00%
Dominican Republic	52.02%	13.86%	5.84%
Mexico (fixed line and wireless)	36.21%	15.89%	6.24%
Ecuador	44.76%	12.48%	14.48%
Peru	36.63%	17.19%	3.99%
El Salvador	44.82%	24.25%	10.78%
Chile	27.36%	17.98%	2.81%
Colombia	43.36%	23.18%	7.18%
Other countries	30.55% - 48.52%	4.91% - 30.03%	4.64% - 14.39%
Sensitivity to changes in assumptions:
The implications of the key assumptions for the recoverable amount are discussed below:
Margin on CAPEX- The Company performed a sensitivity analysis by increasing its CAPEX by 5% and maintaining all other assumptions the same
,
 results without impairment.
WACC- Additionally, should the Company increase by 50 base points in WACC per CGU and maintain all other assumptions the same, results without impairment.
m
)
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

F-
22

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

F-
23

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

F-2
4

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

•
The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset

When the Company has transferred its rights to receive cash flows from an asset or has entered into a passthrough arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all the risks and rewards of the asset, nor transferred control of the asset, the Company continues to recognize the transferred asset to the extent of its continued involvement. In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.
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
For some trade receivables and contract assets
based on available information
, the Company applies the simplified approach in calculating ECLs. Therefore, the Company does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Company has established a loss rate approach
that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment, including the impact by the COVID-19 pandemic.

F-2
5

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

F-26

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
The exchange rates used for the translation of foreign currencies against the Mexican peso are as follows:

		Average exchange rate			Closing exchange rate at December 31,
Country or Zone	Currency	2019	2020	2021	2020	2021
Argentina (1)	Argentine Peso (AR$)	0.4110	0.3070	0.2137	0.2371	0.2004
Brazil	Real (R$)	4.8907	4.1850	3.7625	3.8387	3.6885
Colombia	Colombian Peso (COP$)	0.0059	0.0058	0.0054	0.0058	0.0052
Guatemala	Quetzal	2.5023	2.7826	2.6212	2.5596	2.6666
U.S.A. (2)	US Dollar	19.2641	21.4860	20.2769	19.9487	20.5835
Uruguay	Uruguay Peso	0.5479	0.5110	0.4655	0.4712	0.4605
Nicaragua	Cordoba	0.5817	0.6257	0.5765	0.5728	0.5795
Honduras	Lempira	0.7806	0.8678	0.8384	0.8215	0.8396
Chile	Chilean Peso	0.0275	0.0271	0.0268	0.0281	0.0244
Paraguay	Guaraní	0.0031	0.0032	0.0030	0.0029	0.0030
Peru	Sol (PEN$)	5.7708	6.1483	5.2297	5.5046	5.1484
Dominican Republic	Dominican Peso	0.3737	0.3766	0.3540	0.3416	0.3570
Costa Rica	Colon	0.0326	0.0366	0.0325	0.0323	0.0319
European Union	Euro	21.5642	24.5080	23.9835	24.3693	23.4220
Bulgaria	Lev	11.0257	12.5284	12.2617	12.4594	11.9762
Belarus	New Belarusian Ruble	9.2159	8.8172	7.9932	7.5721	8.0279
Croatia	Croatian Kuna	2.9069	3.2498	3.1852	3.2279	3.1161
Macedonia	Macedonian Denar	0.3504	0.3975	0.3893	0.3950	0.3800
Serbia	Serbian Denar	0.1830	0.2083	0.2040	0.2071	0.1992

(1)	Year-end rates are used for the translation of revenues and expenses if IAS 29 “Financial Reporting in Hyperinflationary Economies” is applied.
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

F-2
7

statements of operations in financial result in exchange differences. In accordance with IFRS, prior year financial statements were not restated.

(2)	Includes U.S.A., Ecuador, El Salvador, Puerto Rico and Panama.
The exchange rate between the US dollar and Mexican Peso for April 28, 2022 was 20.3560 per US dollar, which represents an appreciation of 1.11% as compared to December 31, 2021.
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
q) Employee benefits
The Company has defined benefit pension plans for its subsidiaries Puerto Rico Telephone Company, Teléfonos de Mexico, Claro Brasil, and Telekom Austria. Claro Brasil also has medical plans and defined contribution plans and Telekom Austria provides retirement benefits to its employees under a defined contribution plan. The Company recognizes the costs of these plans based upon independent actuarial computations and are determined using the projected unit credit method. The latest actuarial computations were prepared as of December 31, 2021.
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

F-2
8

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
Under the defined benefit plan, the Company makes monthly contributions to the pension fund equal to 17.5%
of the employee’s aggregate salary. In addition, the Company contributes a percentage of the aggregate salary base for funding the post-retirement medical assistance plan for the employees who remain in the defined benefit plan. Each employee makes contributions to the pension fund based on age and salary. All newly hired employees automatically adhere to the defined contribution plan and no further admittance to the defined benefit plan is allowed. For the defined contribution plan. See Note 18.
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

9

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
Deferred taxes relating to items recognized in Other Comprehensive Income are recognized together with the concept that generated such deferred taxes. Deferred taxes consequence on unremitted earnings from subsidiaries and associates are considered as temporary differences, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future. Taxes withheld on remitted foreign earnings are creditable against Mexican taxes, thus to the extent that a remittance is to be made, the deferred tax would be limited to the incremental difference between the Mexican tax rate and the rate of the remitting country. As of December 31, 2020 and 2021, the Company has not provided for any deferred taxes related to unremitted foreign earnings.
The Company offsets tax assets and liabilities if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same tax authority.

F-
30

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
t) Advertising
Advertising expenses are recognized as incurred. For the years ended December 31, 2019, 2020 and 2021, advertising expenses were Ps. 13,100,877, Ps. 11,157,495 and Ps. 12,018,536 respectively, and are presented in the consolidated statements of comprehensive income in the caption “Commercial, administrative and general expenses”.
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
Additionally, the Company occasionally uses interest rate swaps to adjust its exposure to the variability of the interest rates or to reduce their financing costs. The Company’s practices vary from time to time depending on judgments about the level of risk, expectations of change in the movements of interest rates and the costs of using derivatives. The Company may terminate or modify a derivative financial instrument at any time. See Note 7 for disclosure of the fair value of derivatives as of December 31, 2020 and 2021.

F-
3
1

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
Interest rate
In the event that the Company’s agreed-upon interest rates at December 31, 2021 decrease by 100 basis points and a 5.23% fluctuation in exchange rates, the net interest expense would (decrease) by Ps.
(1,188,821) and Ps.

(14,606,005), respectively.
Exchange rate fluctuations
Should the Company’s debt at December 31, 2021 of Ps.564,030,102, if suffer a 5% increase/(decrease) in exchange rates, the debt would increase/(decrease) by Ps. 28,394,119 and Ps. (28,019,972), respectively.
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
The Company is exposed to interest rate and foreign currency risks, which tries to mitigate through a controlled risk management program that includes the use of derivative financial instruments. The Company principally uses to offset the risk of exchange rate and interest rate fluctuations. Additionally, for the years ended December 31, 2019, 2020 and 2021 certain of the Company’s derivative financial instruments had been designated, and had qualified, as cash flow hedges. The effective portion of gains or losses on the cash flow derivatives is recognized in equity under the heading “Effect for fair value of derivatives”, and the ineffective portion is charged to results of operations of the period.

F-
32

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
None of the segment’s records revenue from transactions with a single external customer amounting to 10% or more of the revenues.
Aa) Convenience translation
The consolidated financial statements are stated in thousands of Mexican pesos (“Ps.”); however, solely for the convenience of the readers, the consolidated statement of financial position as of December 31, 2021 and the

F-
33

consolidated statement of comprehensive income and consolidated statement of cash flows for the year ended December 31, 2021 were converted into U.S. dollars at the exchange rate of Ps.
20.5835 per U.S. dollar, which was the exchange rate at that date. This arithmetic conversion should not be construed as representations that the amounts expressed in Mexican pesos may be converted into U.S. dollars at that or any other exchange rate.
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
Estimated useful lives of plant, property and equipment
The Company currently depreciates most of its network infrastructure based on an estimated useful life determined upon the expected particular conditions of operation and maintenance in each of the countries in which it operates. The estimates are based on AMX’s historical experience with similar assets, anticipated technological changes and other factors, taking into account the practices of other telecommunications companies. The Company reviews estimated useful lives each year to determine, for each particular class of assets, whether they should be changed. The Company may shorten/extend the estimated useful life of an asset class in response to technological changes, changes in the market or other developments. This results in increased/decreased depreciation expense. See Note 10.
Revaluation of passive infrastructure of telecommunications towers
The Company recognizes the passive infrastructure of the telecommunication towers at fair value, recognizing the changes in OCI. The discounted cash flow model was used. The Company hired a valuation specialist with industry experience to measure fair values as of December 31, 2021
Impairment of Long-Lived Assets
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

F-3
4

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

F-3
5

Company assumes it will observe in future years, (iii) the discount rates that the Company uses to calculate the present value of its future obligations and (iv) the expected inflation rate. The assumptions applied are further disclosed in Note 18. These estimates are determined based on actuarial studies performed by independent experts using the projected unit-credit method.
Ac) Discontinued operations
On September 14, 2020, the Company, announced that it ha
d
 entered into an agreement with Verizon Communications Inc. (“Verizon”) to sell its 100% interest in its subsidiary TracFone Wireless, Inc. (“TracFone”), the largest mobile virtual prepaid service operator in the United States, serving 21 million subscribers. On November 23, 2021, the Company announced that it ha
d
 completed the sale of its 100% interest in TracFone to Verizon.
AMX received a closing consideration of US$3,625.7 million in cash, which includes US$500.7 million related to TracFone’s closing cash and working capital, customary adjustment and other adjustments and 57,596,544 shares of Verizon stock valued at approximately US$2,968 million.
Following
the
transaction
closing, Verizon shall pay to AMX: (i) up to US$500 million as an earn-out if TracFone continues to achieve certain performance measures during the 24 months following the closing, calculated and paid in 4 consecutive semesters
periods, and (ii) US$150 million deferred consideration payable within two years following the transaction
closing. The earn-out was not recognized as gain by the Company, in accordance with
IFRS 9, 13 and
IAS 37
,
since
management does not believe the realization of income
and the inflow of economic benefits are virtually certain.
TracFone was deconsolidated from that date resulting in a
net
gain of Ps. 106,527,287
including the recycling of foreign currency exchange losses accumulated in equity. This gain has been recognized under profit after tax from discontinued operations in the consolidated statements of comprehensive income. Furthermore, no impairment loss was identified. Moreover, TracFone had identifiable operations and cash flows and represented a separate geographical area. Therefore, in accordance with IFRS 5, TracFone was classified as discontinued operations for all years presented in these consolidated financial statements; results were accordingly presented as a single amount as profit after tax from discontinued operations in the consolidated statements of comprehensive income. The consolidated statements of comprehensive income comparative figures have therefore been restated accordingly.
All other notes to the consolidated financial statements include amounts for continuing operations, unless indicated otherwise.

F-3
6

Additionally, TracFone represented the U.S.A. segment until November 23, 2021. With TracFone being classified as discontinued operations, the U.S.A. segment is no longer presented in the segment note. The results of TracFone for the year are presented below:

	For the years ended December 31
	2019		2020		2021
Operating revenues:
Service revenues	Ps.	131,403,268	Ps.	149,376,532	Ps.	130,091,540
Sales of equipment		24,461,125		27,802,837		22,160,481

		155,864,393		177,179,369		152,252,021
Total costs and expenses		144,822,141		157,327,836		134,495,316

Operating income		11,042,252		19,851,533		17,756,705

Financial cost		(77,884)		(2,026)		(1,733)
Gain on disposal of discontinued operations		—		—		132,821,709

Profit before income tax discontinued operations		10,964,368		19,849,507		150,576,681

Tax expense:
Related to pre-tax profit from the ordinary activities for the period		1,119,479		2,856,882		2,571,541
Related to gain on disposal from discontinued operations		—		—		26,294,422

Net profit for the year from discontinued operations	Ps.	9,844,889	Ps.	16,992,625	Ps.	121,710,718

The assets and liabilities deconsolidated on the date of the disposal were as follows:

	November 23,
	2021
Current assets
Cash	Ps.	338,439
Subscribers, distributors, recoverable taxes, contract assets and other net		12,368,407
Inventories, net		9,604,658
Other current assets, net		389,052

Total current assets		22,700,556
Non-current assets:
Property, plant and equipment		1,989,498
Intangibles, net		555,012
Goodwill		2,695,557
Deferred income taxes		1,094,756
Other assets, net		327,546
Rights of use		1,625

Total assets	Ps.	29,364,550

Short term liability related to rigth of use of assets	Ps.	1,625
Accounts payable		17,446,513
Income tax		3,267,585
Deferred revenue		13,187,667

Total liabilities		33,903,390

Net liability directly associated with disposal group	Ps.	(4,538,840)

7

Furthermore, pursuant to the Stock Purchase Agreement, the Company agreed to indemnify Verizon against pre-closing tax matters. As of the closing, certain tax related matters had not been resolved, and Verizon has asserted post-closing claims under the adjustments and other provisions of this agreements, which may result in payments by us.
Ad)
Reclassification
The Company reclassified Ps. 4,540,344
from current
equity investments at fair value through other comprehensive income (OCI) to non-current debt instruments at fair value through other comprehensive income (OCI)
as of December 31, 2020.
3. Cash and Cash Equivalents
Cash and cash equivalents are comprised of short-term deposits with different financial institutions. Cash equivalents only include instruments with purchased maturity of less than three months. The amount includes the amount deposited, plus any interest earned.
4. Equity
and debt
investments at fair value through OCI and other short/long-term investments
As of December 31, 2020 and 2021, equity investments at fair value through OCI and other short-term investments includes an equity investment in KPN for Ps. 50,033,111 and Ps. 56,087,598

, respectively, other short-term investments for Ps. 62,940 and Ps. 15,026, respectively, equity investment in Verizon for
Ps. 61,600,578 in December 31,

2021.
The investment
s
in KPN, Verizon and other
s
, are carried at fair value with changes in fair value being recognized through other comprehensive (loss) gain items (equity) in the Company’s consolidated statements of financial position. As of December 31, 2020 and 2021, the Company has recognized in equity changes in fair value of Ps. (1,952,414) and Ps. 4,560,869 respectively, net of deferred taxes.
During the years ended December 31, 2019, 2020 and 2021, the Company received dividends from KPN for an amount of Ps. 1,742,242 and Ps. 2,119,668 and Ps. 2,628,600, respectively, which are included within “Valuation of derivatives, interest cost from labor obligations, and other financial items, net” in the consolidated statements of comprehensive income.
As of December 31, 2020 and 2021 long-term debt instrument at fair value through OCI for Ps. 4,540,344 and Ps. 6,894,757, respectively.

F-
3
8

5. Accounts receivable from subscribers, distributors, recoverable taxes contractual assets and other, net

a)
An analysis of accounts receivable by component at December 31, 2020 and 2021 is as follows:

	At December 31,
	2020	2021
Subscribers and distributors	Ps. 168,758,386	Ps. 157,433,609
Telecommunications carriers for network interconnection and other services	4,914,094	3,968,675
Recoverable taxes	44,557,402	43,734,164
Sundry debtors	12,504,566	15,573,586
Contract assets	29,588,104	30,901,277
Impairment of trade receivables	(44,551,735)	(41,835,826)

Total net	Ps. 215,770,817	Ps. 209,775,485
Non-current subscribers, distributors and contractual assets	7,792,863	6,928,888

Total current subscribers, distributors and contractual assets	Ps. 207,977,954	Ps. 202,846,597

b) Changes in the impairment of trade receivables is as follows:

	For the years ended December 31,
	2019	2020	2021
Balance at beginning of year	Ps.(40,798,025)	Ps.(39,480,909)	Ps.(44,551,735)
Increases recorded in expenses	(16,346,395)	(19,112,635)	(10,677,421)
Write-offs (i)	17,839,957	11,953,227	11,682,343
Business combination	(3,265,490)	(2,066)	—
Translation effect	3,089,044	2,090,648	1,710,987

Balance at end of year	Ps.(39,480,909)	Ps.(44,551,735)	Ps.(41,835,826)

(i)	Includes discontinued operation of Tracfone. See Note 2Ac.
c) The following table shows the aging of accounts receivable at December 31, 2020 and 2021, for subscribers and distributors:

	Past due
	Total		Unbilled services provided		a-30 days		31-60 days		61-90 days		Greater than 90 days
December 31, 2020	Ps.	168,758,386	Ps.	75,972,811	Ps.	37,439,995	Ps.	5,325,264	Ps.	3,313,835	Ps.	46,706,481
December 31, 2021	Ps.	157,433,609	Ps.	69,082,837	Ps.	35,694,272	Ps.	4,533,604	Ps.	2,645,034	Ps.	45,477,862
d) The following table shows the accounts receivable from subscribers and distributors included in the impairments of trade receivables, as of December 31, 2020 and 2021:

	Total		1-90 days		Greater than 90 days
December 31, 2020	Ps.	44,551,735	Ps.	4,455,174	Ps.	40,096,561
December 31, 2021	Ps.	41,835,826	Ps.	4,183,583	Ps.	37,652,243

F-
39

e) An analysis of contract assets and liabilities at December 31, 2020 and 2021 is as follows:

	2020		2021
Contract Assets:
Balance at the beginning of the year	Ps.	34,274,007	Ps.	29,588,104
Additions		27,242,031		31,758,626
Disposals		(1,397,714)		(5,946,487)
Amortization		(29,002,995)		(25,354,712)
Translation effect		(1,527,225)		855,746

Balance at the end of the year	Ps.	29,588,104	Ps.	30,901,277
Non-current contract assets	Ps.	817,740	Ps.	989,519

Current portion contracts assets	Ps.	28,770,364	Ps.	29,911,758

6. Related Parties
a) The following is an analysis of the balances with related parties as of December 31, 2020 and 2021. All of the companies were considered affiliates of América Móvil since the Company’s principal shareholders are either direct or indirect shareholders in the related parties.

	2020		2021
Accounts receivable:
Sears Roebuck de México, S.A. de C.V. and Subsidiaries	Ps.	233,402	Ps.	339,366
Sanborns Hermanos, S.A.		160,116		192,599
Patrimonial Inbursa, S.A.		327,985		145,676
Grupo Condumex, S.A. de C.V. and Subsidiaries		10,038		122,555
Hubard y Bourlon, S.A. de C.V.		437,231		52,026
Claroshop.com, S.A.P.I de C.V.		100,075		40,906
Other		122,453		265,483

Total	Ps.	1,391,300	Ps.	1,158,611

	2020		2021
Accounts payable:
Carso Infraestructura y Construcción, S.A. de C.V. and Subsidiaries	Ps.	2,192,405	Ps.	1,273,085
Grupo Condumex, S.A. de C.V. and Subsidiaries		1,054,526		1,709,487
Fianzas Guardiana Inbursa, S.A. de C.V.		241,898		385,287
Claroshop.com, S.A.P.I de C.V.		4,300		247,081
Grupo Financiero Inbursa, S.A.B. de C.V.		234,954		102,314
Seguros Inbursa, S.A. de C.V.		92,173		113,089
Sociedad Financiera Inbursa, S.A. de C.V.		—		80,382
PC Industrial, S.A. de C.V. and Subsidiaries		44,198		4,761
Enesa, S.A. de C.V. and Subsidiaries		22,014		9,384
Other		113,448		292,012

Total	Ps.	3,999,916	Ps.	4,216,882

For the years ended December 31, 2019, 2020 and 2021, the Company has not recorded any impairment of receivables in connection with amounts owed by related parties.

F-
40

b) For the years ended December 31, 2019, 2020 and 2021, the Company conducted the following transactions with related parties:

	2019		2020		2021
Investments and expenses:
Construction services, purchases of materials, inventories and property, plant and equipment (i)	Ps.	8,573,894	Ps.	7,130,769	Ps.	13,544,289
Insurance premiums, fees paid for administrative and operating services, brokerage services and others (ii)		4,590,620		4,375,113		4,336,133
Other services		1,277,404		1,101,528		1,617,102

	Ps.	14,441,918	Ps.	12,607,410	Ps.	19,497,524

Revenues:
Service revenues	Ps.	538,110	Ps.	608,248	Ps.	714,148
Sales of equipment (iii)		944,697		656,801		7,629,181

	Ps.	1,482,807	Ps.	1,265,049	Ps.	8,343,329

i)
In 2021, this amount includes Ps.

11,447,164 (Ps.

5,312,845 in 2020 and Ps.

6,809,244 in 2019) for network construction services and construction materials purchased from subsidiaries of Grupo Carso, S.A.B. de C.V. (Grupo Carso).

ii)
In 2021, this amount includes Ps.

121,728 (Ps.

203,013 in 2020 and Ps.

956,132 in 2019) for network maintenance services performed by Grupo Carso subsidiaries; Ps.

50,730 in 2021 (Ps.

13,490 in 2020, and Ps.

16,161 in 2019) for software services provided by an associate; Ps.

3,814,995 in 2021 (Ps.

2,713,370 in 2020 and Ps.

2,623,795 in 2019) for insurance premiums with Seguros Inbursa S.A. and Fianzas Guardiana Inbursa, S.A., which, in turn, places most of such insurance with reinsurers.

iii)	In November 2021, a subsidiary of Telmex sold certain tower assets to Telesites, S.A.B. de C.V.
iv)	The amounts related to payments for tower lease are reflected in Note 15.
c) The aggregate compensation paid to the Company’s, directors (including compensation paid to members of the Audit and Corporate Practices Committee), and senior management in 2021 was approximately Ps.5,800 and Ps.85,000, respectively. None of the Company’s directors is a party to any contract with the Company or any of its subsidiaries that provides for benefits upon termination of employment. The Company does not provide pension, retirement or similar benefits to its directors in their capacity as directors. The Company’s executive officers are eligible for retirement and severance benefits required by Mexican law on the same terms as all other employees.
d) Österreichische Bundes- und Industriebeteiligungen GmbH (ÖBIB) is considered a related party due to it is a significant non-controlling shareholder in Telekom Austria. Through Telekom Austria, América Móvil is related to the Republic of Austria and its subsidiaries, which are mainly ÖBB Group, ASFINAG Group and Post Group as well as Rundfunk und Telekom Reguliegungs-GmbH, all of which these are related parties. In 2019, 2020 and 2021, none of the individual transactions associated with government agencies or government-owned entities of Austria were considered significant to América Móvil.
7. Derivative Financial Instruments
To mitigate the risks of future increases in interest rates and foreign exchange rates for the servicing of its debt, the Company has entered into derivative contracts in over-the-counter transactions carried out with financial institutions. In 2021 the weighted-average interest rate of the total debt including the impact of interest rate derivatives held by the Company is 3.1% (3.5% and 3.8% in 2020 and 2019, respectively).

F-
41

An analysis of the derivative financial instruments contracted by the Company at December 31, 2020 and 2021 is as follows:

	At December 31,
	2020				2021
Instrument	Notional amount in millions		Fair Value		Notional amount in millions		Fair Value
Assets:
Swaps US Dollar – Mexican Peso	US$	3,490	Ps.	16,806,937	US$	1,890	Ps.	6,881,934
Swaps US Dollar – Euro	US$	150		117,726	US$	150		307,646
Swaps Yen – US Dollar		¥9,750		269,215		¥6,500		119,325
Swaps Pound Sterling – US Dollar		£1,010		2,237,919		£100		99,463
Forwards US Dollar – Mexican Peso	US$	240		39,607	US$	2,080		321,864
Forwards Mexican Peso – US Dollar		—		—	MX$	35,419		1,635,087
Forwards Brazilian Real – US Dollar	BRL$	4,193		1,190,292	BRL$	2,480		127,131
Forwards Euro – US Dollar		€915		266,639		—		—
Put Option		—		—		€374		638,347

Total Assets		—	Ps.	20,928,335		—	Ps.	10,130,806

	At December 31,
	2020				2021
Instrument	Notional amount in millions		Fair Value		Notional amount in millions		Fair Value
Liabilities:
Swaps US Dollar – Euro	US$	800	Ps.	(4,811,031)	US$	800	Ps.	(1,270,005)
Swaps Yen – US Dollar		¥3,250		(14,802)		¥6,500		(119,313)
Swaps Pound Sterling – Euro		£640		(3,122,492)		£640		(1,924,941)
Swap Pound Sterling – US Dollar		£550		(457,559)		£1,460		(2,117,583)
Swaps Euro – US Dollar		—		—		€495		(528,298)
Swaps Euro – Mexican Peso		—		—		€750		(680,720)
Forwards US Dollar – Mexican Peso	US$	3,494		(4,052,852)	US$	1,175		(286,937)
Forwards Brazilian Real – US Dollar	BRL$	1,762		(425,249)	BRL$	4,021		(234,822)
Forwards Euro – US Dollar		—		—		€815		(1,122,641)
Forwards US Dollar – Euro		—		—	US$	8		(1,570)
Forwards Euro – Mexican Peso		€200		(272,274)		€200		(22,182)
Put option		€374		(1,073,990)		—		—
Call option		—		—		€2,097		(1,725,495)

Total Liabilities		—	Ps.	(14,230,249)		—	Ps.	(10,034,508)

*	Totals may not sum due to rounding.
The changes in the fair value of these derivative financial instruments for the years ended December 31, 2019, 2020 and 2021 amounted to a gain (loss) of Ps.

4,432,023, Ps.

12,378,193 and Ps.

(6,755,214), respectively. Such amounts are included in the consolidated statements of comprehensive income as part of the caption “Valuation of derivatives interest cost from labor obligations and other financial items, net”.

F-
42

The maturities of the notional amount of the derivatives are as follows:

Instrument	Notional amount in millions	2022	2023	2024	2025	2026 Thereafter
Assets
Swaps US Dollar-Mexican Peso	US$	—	—	—	—	1,890
Swaps Yen-US Dollar	¥	—	—	—	—	6,500
Swaps US Dollar – Euro	US$	—	—	—	—	150
Swaps Pound Sterling – US Dollar	£	—	—	—	—	100
Forwards US Dollar-Mexican Peso	US$	2,080	—	—	—	—
Forwards Mexican Peso – US Dollar	MX$	35,419	—	—	—	—
Forwards Brazilian Real-US Dollar	BRL	2,480	—	—	—	—
Put Option	€	—	374	—	—	—
Liabilities
Swaps US Dollar-Euro	US$	—	—	—	—	800
Swaps Euro – US Dollar	€	—	320	175	—	—
Swaps Euro – Mexican Peso	US$	—	750	—	—	—
Swaps Yen-US Dollar	¥	—	—	—	—	6,500
Swaps Pound Sterling-Euro	£	—	—	—	—	640
Swap Pound Sterling-US Dollar	£	—	—	—	—	1,460
Forwards US Dollar – Mexican Peso	US$	1,175	—	—	—	—
Forwards Euro – US Dollar	€	765	—	50	—	—
Forwards US Dollar—Euro	US$	8	—	—	—	—
Forwards Brazilian Real-US Dollar	BRL	4,021	—	—	—	—
Forwards Euro – Mexican Peso	€	200	—	—	—	—
Call option	€	—	—	2,097	—	—
8. Inventories, net
An analysis of inventories at December 31, 2020 and 2021 is as follows:

	2020	2021
Mobile phones, accessories, computers, TVs, cards and other materials	Ps.33,763,086	Ps. 26,131,521
Less: Reserve for obsolete and slow-moving inventories	(3,385,647)	(1,946,211)

Total	Ps.30,377,439	Ps. 24,185,310

For the years ended December 31, 2019, 2020 and 2021, the cost of inventories recognized in cost of sales was Ps.

128,559,826, Ps.

114,711,857
and
Ps.

122,220,495
respectively
.

F-
43

9. Other assets, net
An analysis of other assets at December 31, 2020 and 2021 is as follows:

	2020		2021
Current portion:
Advances to suppliers (different from PP&E and inventories)	Ps.	7,600,644	Ps.	7,474,932
Prepaid insurance		1,300,019		1,749,589
Other		93,244		227,731

	Ps.	8,993,907	Ps.	9,452,252

Non-current portion:

Recoverable taxes	Ps.	11,559,961	Ps.	11,689,094
Prepayments for the use of fiber optics		2,709,358		3,783,496
Judicial Deposits (1)		15,402,840		14,583,504
Prepaid expenses		8,743,667		9,899,996

Total	Ps.	38,415,826	Ps.	39,956,090

For the years ended December 31, 2019, 2020 and 2021, amortization expense for other assets was Ps. 318,824, Ps. 213,833 and Ps. 442,098, respectively.

(1)
Judicial deposits represent cash and cash equivalents pledged in order to fulfill the collateral requirements for tax contingencies mainly in Brazil. As of December 31, 2020 and 2021, the amount for these deposits is Ps. 15,402,840 and Ps. 14,583,504, respectively for Brazil. Based on its evaluation of the underlying contingencies, the Company believes that such amounts are recoverable.

10. Property, Plant and Equipment, net
a)
An analysis of activity in property, plant and equipment, net for the years ended December 31, 2019, 2020 and 2021 is as follows:

	At December 31, 2018		Additions		Retirements		Business combinations		Effect of translation of foreign subsidiaries and hyperinflation adjustment		Depreciation for the year		At December 31, 2019
Cost
Network in operation and equipment	Ps.	969,195,936	Ps.	82,992,062	Ps.	(13,417,360)	Ps.	9,572,805	Ps.	(57,669,840)	Ps.	—	Ps.	990,673,603
Land and buildings		57,130,326		1,530,677		(4,025,222)		115,935		(3,950,463)		—		50,801,253
Other assets		149,809,137		26,881,611		(7,594,735)		1,021,051		(7,776,500)		—		162,340,564
Construction in process and advances plant suppliers (1)		81,092,529		82,640,305		(76,892,011)		209,790		(5,511,439)		—		81,539,174
Spare parts for operation of the network		28,444,529		44,776,904		(36,525,735)		—		(2,462,605)		—		34,233,093

Total		1,285,672,457		238,821,559		(138,455,063)		10,919,581		(77,370,847)		—		1,319,587,687

Accumulated depreciation
Network in operation and equipment		560,005,547		—		(24,954,514)		—		(47,778,627)		93,097,695		580,370,101
Buildings		8,810,949		—		(287,072)		—		(1,386,974)		2,330,405		9,467,308
Other assets		76,533,494		—		(695,425)		—		(4,754,982)		19,249,104		90,332,191
Spare parts for operation of the network		321,747		—		(283,986)		—		(79,226)		116,182		74,717

Total	Ps.	645,671,737	Ps.	—	Ps.	(26,220,997)	Ps.	—	Ps.	(53,999,809)	Ps.	114,793,386	Ps.	680,244,317

Net Cost	Ps.	640,000,720	Ps.	238,821,559	Ps.	(112,234,066)	Ps.	10,919,581	Ps.	(23,371,038)	Ps.	(114,793,386)	Ps.	639,343,370

F-
44

	At December 31, 2019		Additions		Retirements		Business combinations		Revaluation adjustments		Transfers			Effect of translation of foreign subsidiaries and hyperinflation adjustment		Depreciation for the year		At December 31, 2020
Cost
Network in operation and equipment	Ps.	990,673,603	Ps.	90,387,449	Ps.	(19,574,391)	Ps.	996,974	Ps.	107,152,628	Ps.	(62,050,212)		Ps.	(49,993,808)	Ps.	—	Ps.	1,057,592,243
Land and buildings		50,801,253		570,062		(2,853,037)		—		—		—			369,300		—		48,887,578
Other assets		162,340,564		17,474,218		(14,454,598)		55,848		—		—			(8,393,187)		—		157,022,845
Construction in process and advances plant suppliers (1)		81,539,174		59,635,316		(68,661,847)		1,099		—		—			(5,011,829)		—		67,501,913
Spare parts for operation of the network		34,233,093		30,721,413		(37,829,818)		—		—		—			(2,328,430)		—		24,796,258

Total		1,319,587,687		198,788,458		(143,373,691)		1,053,921		107,152,628		(62,050,212)			(65,357,954)		—		1,355,800,837

Accumulated depreciation
Network in operation and equipment		580,370,101		—		(25,726,856)		—		—		(62,050,212	) (2)		(58,055,450)		96,729,723		531,267,306
Buildings		9,467,308		—		(1,663,796)		—		—		—			(622,253)		1,906,140		9,087,399
Other assets		90,332,191		—		(9,317,821)		—		—		—			(5,120,175)		16,549,822		92,444,017
Spare parts for operation of the network		74,717		—		(176,131)		—		—		—			38,898		135,000		72,484

Total	Ps.	680,244,317	Ps.	—	Ps.	(36,884,604)	Ps.	—	Ps.	—	Ps.	(62,050,212)		Ps.	(63,758,980)	Ps.	115,320,685	P	s 632,871,206

Net Cost	Ps.	639,343,370	Ps.	198,788,458	Ps.	(106,489,087)	Ps.	1,053,921	Ps.	107,152,628	.	—		Ps.	(1,598,974)	Ps.	(115,320,685)	Ps.	722,929,631

	At December 31, 2020		Additions		Retirements (3)		Business combinations		Transfers		Effect of translation of foreign subsidiaries and hyperinflation adjustment		Depreciation for the year		At December 31, 2021
Cost
Network in operation and equipment	Ps.	1,057,592,243	Ps.	89,696,150	Ps.	(45,044,049)	Ps.	—	Ps.	53,531,590	Ps.	(44,061,097)	Ps.	—	Ps .	1,111,714,837
Land and buildings		48,887,578		784,460		(473,785)		—		38,250		(1,216,894)		—		48,019,609
Other assets		157,022,845		10,782,903		(11,994,756)		—		(1,800,756)		(1,870,104)		—		152,140,132
Construction in process and advances plant suppliers (1)		67,501,913		83,366,813		(47,178,796)		—		(38,944,421)		(1,420,843)		—		63,324,666
Spare parts for operation of the network		24,796,258		46,909,494		(23,108,928)		—		(13,824,767)		(974,011)		—		33,798,046

Total		1,355,800,837		231,539,820		(127,800,314)		—		(1,000,104)		(49,542,949)		—		1,408,997,290

Accumulated depreciation
Network in operation and equipment		531,267,306		—		(24,322,904)		—		638,066		(30,254,288)		97,343,878		574,672,058
Buildings		9,087,399		—		(219,030)		—		(221,937)		(738,748)		1,941,819		9,849,503
Other assets		92,444,017		—		(10,522,319)		—		549,855		(2,522,458)		13,310,584		93,259,679
Spare parts for operation of the network		72,484		—		(92,421)		—		—		(26,823)		66,131		19,371

Total	Ps	632,871,206	Ps .	—	Ps.	(35,156,674)	Ps.	—	Ps.	(965,984)	Ps .	(33,542,317)	Ps.	112,662,412	Ps .	677,800,611

Net Cost	Ps .	722,929,631	Ps .	231,539,820	Ps .	(92,643,640)	Ps.	—	Ps.	(1,966,088)	Ps.	(16,000,632)	Ps .	(112,662,412)	Ps .	731,196,679

(1)	Construction in progress includes fixed and mobile network facilities as well as satellite developments and fiber optic which is in the process of being installed.
(2)	This transfer relates to the accumulated depreciation as at the revaluation date that was eliminated against the gross carrying amount of the revalued asset.
(3)	Includes disposals related to the sale of TracFone. See Note 2Ac.
The completion period of construction in progress is variable and depends upon the type of plant and equipment under construction.
b) Revaluation of t
e
lecommunications towers
The Fair value of the passive infrastructure of telecommunications towers was determined using the “income approach” method through a discounted flow model (DFC) where, among others, inputs such as average rents per tower were used, contract term and discount rates considering market information.
As of December 31, 2020 and 2021, date of the revaluation, the fair values of the passive infrastructure of the telecommunications towers were determinate by a valuation specialist with experience in the industry. The complement for the revaluation of the passive infrastructure of the telecommunications towers amounted to Ps.

107,152,628 and 98,172,675, respectively, and was recognized in OCI, the change in revaluation did not have an impact during 2020. For
the year
ended
as of December 31, 2021 the impact amounted to Ps. 6,450,825.

F-4
5

The information to be disclosed on the fair value measurement for the revalued telecommunications towers is provided in Note 19.

	2020		2021
Book value as of December 31, (cost model)	Ps.	615,777,003	Ps.	633,024,004
Supplement for change in accounting policy		107,152,628		98,172,675

Book value and fair value as of December 31, (revaluation model)	Ps.	722,929,631	Ps.	731,196,679

c) Relevant information related to the computation of the capitalized borrowing costs is as follows:

	Year ended December 31,
	2019	2020	2021
Amount invested in the acquisition of qualifying assets	Ps. 50,783,957	Ps. 46,528,232	Ps. 38,573,605
Capitalized interest	2,233,358	1,771,613	1,527,259
Capitalization rate	4.4%	3.8%	4.0%
Capitalized interest is being amortized over a period of estimated useful life of the related assets.

11. Intangible assets, net and goodwill
a)
An analysis of intangible assets at December 31, 2019, 2020 and 2021 is as follows:

	For the year ended December 31, 2019
	Balance at beginning of year		Acquisitions		Acquisitions in business combinations		Disposals and other		Amortization of the year		Effect of translation of foreign subsidiaries and Hyperinflation adjustment		Balance at end of year
Licenses and rights of use	Ps.	233,478,974	Ps.	13,206,877	Ps.	7,844,339	Ps.	7,286,114	Ps.	—	Ps.	(15,715,442)	Ps.	246,100,862
Accumulated amortization		(130,180,579)		—		—		(2,391,624)		(11,577,160)		9,481,480		(134,667,883)

Net		103,298,395		13,206,877		7,844,339		4,894,490		(11,577,160)		(6,233,962)		111,432,979

Trademarks		28,207,166		53,467		—		(6,012)		—		(835,613)		27,419,008
Accumulated amortization		(23,539,961)		—		—		—		(1,008,483)		618,145		(23,930,299)

Net		4,667,205		53,467		—		(6,012)		(1,008,483)		(217,468)		3,488,709

Customer relationships		25,543,068		20,248		—		5,507		—		(2,693,812)		22,875,011
Accumulated amortization		(18,761,537)		—		—		—		(3,371,924)		2,357,831		(19,775,630)

Net		6,781,531		20,248		—		5,507		(3,371,924)		(335,981)		3,099,381

Software licenses		14,309,258		2,729,480		—		(949,858)		—		(2,984,770)		13,104,110
Accumulated amortization		(7,704,803)		—		—		(1)		(2,479,088)		2,183,149		(8,000,743)

Net		6,604,455		2,729,480		—		(949,859)		(2,479,088)		(801,621)		5,103,367

Content rights		7,549,709		1,427,694		—		1,638,007		—		(455,228)		10,160,182
Accumulated amortization		(6,763,592)		—		—		(8,720)		(1,772,779)		429,862		(8,115,229)

Net		786,117		1,427,694		—		1,629,287		(1,772,779)		(25,366)		2,044,953

Total of intangibles, net	Ps.	122,137,703	Ps.	17,437,766	Ps.	7,844,339	Ps.	5,573,413	Ps.	(20,209,434)	Ps.	(7,614,398)	Ps.	125,169,389

Goodwill	Ps.	145,566,497	Ps .	—	Ps.	10,869,571	Ps.	(843,005)		—	Ps.	(2,693,262)	Ps.	152,899,801

F-4
6

	For the year ended December 31, 2020
	Balance at beginning of year		Acquisitions		Acquisitions in business combinations		Disposals and other		Amortization of the year		Effect of translation of foreign subsidiaries and Hyperinflation adjustment		Balance at end of year

Licenses and rights of use	Ps.	246,100,862	Ps.	15,079,714	Ps.	4,436,313	Ps.	1,502,981	Ps.	—	Ps.	(14,029,709)	Ps.	253,090,161
Accumulated amortization		(134,667,883)		—		—		105,892		(14,274,497)		14,227,424		(134,609,064)

Net		111,432,979		15,079,714		4,436,313		1,608,873		(14,274,497)		197,715		118,481,097

Trademarks		27,419,008		162,309		12,110		4,000		—		1,534,938		29,132,365
Accumulated amortization		(23,930,299)		—		—		(4,276)		(300,727)		(1,119,645)		(25,354,947)

Net		3,488,709		162,309		12,110		(276)		(300,727)		415,293		3,777,418

Customer relationships		22,875,011		1,935		2,689,718		(5,763)		—		4,018,365		29,579,266
Accumulated amortization		(19,775,630)		—		—		855		(1,654,237)		(3,996,593)		(25,425,605)

Net		3,099,381		1,935		2,689,718		(4,908)		(1,654,237)		21,772		4,153,661

Software licenses		13,104,110		2,445,784		36		(2,485,429)		—		4,236,645		17,301,146
Accumulated amortization		(8,000,743)		—		—		2,013,617		(2,667,870)		(3,578,452)		(12,233,448)

Net		5,103,367		2,445,784		36		(471,812)		(2,667,870)		658,193		5,067,698

Content rights		10,160,182		1,570,415		—		(313,942)		—		619,657		12,036,312
Accumulated amortization		(8,115,229)		—		—		—		(1,440,749)		(503,241)		(10,059,219)

Net		2,044,953		1,570,415		—		(313,942)		(1,440,749)		116,416		1,977,093

Total of intangibles, net	Ps.	125,169,389	Ps.	19,260,157	Ps.	7,138,177	Ps.	817,935	Ps.	(20,338,080)	Ps.	1,409,389	Ps.	133,456,967

Goodwill	Ps.	152,899,801	Ps.	—	Ps.	(7,014,120)	Ps.	(537,343)	Ps.	—	Ps.	(2,295,479)	Ps.	143,052,859

	For the year ended December 31, 2021
	Balance at beginning of year		Acquisitions		Disposals and other		Amortization of the year		Effect of translation of foreign subsidiaries and Hyperinflation adjustment		Balance at end of year

Licenses and rights of use	Ps.	253,090,161	Ps.	24,406,905	Ps.	(4,427,685)	Ps.	—	Ps.	(7,011,691)	Ps.	266,057,690
Accumulated amortization		(134,609,064)		—		6,764,067		(14,682,451)		6,737,503		(135,789,945)

Net		118,481,097		24,406,905		2,336,382		(14,682,451)		(274,188)		130,267,745

Trademarks (1)		29,132,365		75,100		(1,129,666)		—		(401,946)		27,675,853
Accumulated amortization		(25,354,947)		—		802,717		(140,205)		308,745		(24,383,690)

Net		3,777,418		75,100		(326,949)		(140,205)		(93,201)		3,292,163

Customer relationships (1)		29,579,266		229,936		(4,133,408)		—		(1,105,668)		24,570,126
Accumulated amortization		(25,425,605)		—		3,830,742		(707,500)		1,093,401		(21,208,962)

Net		4,153,661		229,936		(302,666)		(707,500)		(12,267)		3,361,164

Software licenses		17,301,146		2,660,330		(3,484,755)		—		(1,225,585)		15,251,136
Accumulated amortization		(12,233,448)		(626)		3,482,440		(2,738,978)		1,052,938		(10,437,674)

Net		5,067,698		2,659,704		(2,315)		(2,738,978)		(172,647)		4,813,462

Content rights		12,036,312		818,436		(281,747)		—		429,319		13,002,320
Accumulated amortization		(10,059,219)		—		(147,668)		(899,666)		(404,537)		(11,511,090)

Net		1,977,093		818,436		(429,415)		(899,666)		24,782		1,491,230

Total of intangibles, net	Ps.	133,456,967	Ps.	28,190,081	Ps.	1,275,037	Ps.	(19,168,800)	Ps.	(527,521)	Ps.	143,225,764

Goodwill (1)	Ps.	143,052,859	Ps.	—	Ps.	(3,516,287)	Ps.	—	Ps.	(2,958,378)	Ps.	136,578,194

(1)	Includes disposals related to the sale of TracFone. See Note 2Ac.

F-4
7

b) The aggregate carrying amount of goodwill is allocated as follows:

	2020	2021
Europe	Ps . 53,388,139	Ps . 52,307,190
Brazil	18,730,686	18,017,916
Puerto Rico	17,463,394	17,463,394
Dominican Republic	14,186,723	14,186,723
Colombia	12,253,743	11,685,585
México	10,148,380	10,164,814
Peru	2,710,979	2,532,770
Chile	2,558,098	2,311,239
El Salvador	2,499,544	2,510,595
United States (Tracfone) (3)	3,362,900	—
Ecuador	2,155,384	2,155,384
Guatemala	2,301,533	1,947,203
Other countries	1,293,356	1,295,381

	Ps.143,052,859	Ps.136,578,194

c) The following is a description of the major changes in the “Licenses and rights of use” caption during the years ended December 31, 2019, 2020 and 2021:
2019 Acquisitions
i) In 2019, Claro Brasil increased its licenses value by Ps.

3,457,251 by renewal licenses Anatel and reversion of IRU of Telxus referring to ICMS.
ii) In 2019,

AMX’s subsidiary in
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

1,862,934.
2020 Acquisitions
i) In February 2020, Comcel increased its licenses value by Ps.

9,246,825 for an auction of the 30 Mhz spectrum in the 2,500 band for a period of 20 years in accordance with resolution. 325,326 and 327 of February 20, 2020 issued by the Ministry of Information and Communication (MINTIC)
ii) In 2020, Telcel acquired licenses for an amount Ps.

1,806,875 for Axtel and Ultra Vision concession titles valid from 2020 to 2040.
iii) In January 2020, CTE acquired licenses by Ps.

620,052 for 12 pairs of frequencies, advance payment of Advanced Wireless Services (AWS) band and complementary payment of AWS band of block 4.

F-
4
8

iv) In 2020, TAG acquired licenses for the right of us for Ps.

1,704,280, in Slovenia and VIP Movil 1940E.
v) Additionally, in 2020, the Company acquired other licenses in Puerto Rico, Argentina, Uruguay, Honduras, Paraguay, Brasil and other countries in the amount of
Ps.

1,701,682.
2021 Acquisitions
i) In December the subsidiary Claro Brasil acquired a 5G license for
Ps.

17,789,163
carried out by ANATEL in November 2021, for the sale of radio frequency bands. The total amount of this license was recorded in the intangibles line on December 31, 2021.
ii) During the year, AMX’s subsidiary in Austria acquired licenses for
 Ps.

1,752,128
.
iii) In November, AMX’s subsidiary in the Dominican Republic acquired a 5G concession and right of operation until
 2041 for an amount of Ps.

2,008,503
.
iv) AMX’s subsidiary in Colombia renewed spectrum at 5 MHZ in the 1900 MHZ band for an amount of
Ps.

1,599,473
according to resolution 2802 of October 2021, and made acquisitions of terrestrial fiber optics and submarine cable valid for
2 and 3 years
.
v) In February 2021, AMX’s subsidiary in El Salvador acquired licenses for an amount of
Ps.139,363
.
The concession is for 10 MHZ in the 1,900 mobile network bandwidth coverage in the national territory, exploitable as of February 28, 2021 with validity of
 20 years.
vi) In February 2021, AMX’s subsidiary in Chile acquired a concession for
Ps.

411,375 for
 the Concession of Band 1900 MHZ with a term
of 10 years.
Additionally, in 2021, the Company acquired other licenses in Mexico, Guatemala, Brazil, Ecuador, Peru, Argentina and other countries for an amount of

Ps.
706,900
Amortization of intangibles for the years ended December 31, 2019, 2020 and 2021 amounted to Ps.

20,209,434, Ps.

20,338,080 and Ps.

19,168,800 respectively.
Some of the jurisdictions in which the Company operates can revoke their concessions under certain circumstances such as imminent danger to national security, national economy and natural disasters.
12. Business combinations, acquisitions and non-controlling interest
a)
The following is a description of the major acquisitions of investments in associates and subsidiaries during the years ended December 31, 2020 and 2021:
Acquisitions 2020
a) During 2020, the Company acquired through its subsidiaries, other entities for which it paid Ps.

152,896, net of acquired cash.
b) The Company acquired an additional non-controlling interest in its entities for an amount of Ps.

1,104,662.
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

9

Acquisitions 2021
a) The Company acquired an additional non-controlling interest in its entities for an amount of Ps.7,720

Consolidated subsidiaries with non-controlling interests
The Company has control over Telekom Austria, which has a material non-controlling interest. Set out below is summarized information as of December 31, 2020 and 2021 of TKA’s consolidated financial statements.
The amounts disclosed for this subsidiary are before inter-company eliminations and using the same accounting policies of América Móvil.
Selected financial data from the consolidated statements of financial position

	December 31,
	2020		2021
Assets:
Current assets	Ps .	32,775,046	Ps.	39,781,192
Non-current assets		150,747,947		142,407,870

Total assets	Ps.	183,522,993	Ps.	182,189,062

Liabilities and equity:
Current liabilities	Ps.	49,942,415	Ps.	68,795,807
Non-current liabilities		82,293,652		58,312,238

Total liabilities		132,236,067		127,108,045
Equity attributable to equity holders of the parent		26,129,649		28,066,198
Non-controlling interest		25,157,277		27,014,819

Total equity	Ps.	51,286,926	Ps.	55,081,017

Total liabilities and equity	Ps.	183,522,993	Ps.	182,189,062

Summarized consolidated statements of comprehensive income

	For the year ended December 31,
	2019		2020		2021
Operating revenues	Ps.	98,420,289	Ps.	111,472,191	Ps.	113,838,487
Operating costs and expenses		89,732,428		98,312,325		98,346,896

Operating income	Ps.	8,687,861	Ps.	13,159,866	Ps.	15,491,591

Net income	Ps.	5,051,145	Ps.	7,787,388	Ps.	9,104,962

Total comprehensive income	Ps.	1,466,783	Ps.	12,103,406	Ps.	7,790,499

Net income attributable to:
Equity holders of the parent	Ps.	2,565,733	Ps.	3,986,412	Ps.	4,629,816
Non-controlling interest		2,485,412		3,800,976		4,475,146

	Ps.	5,051,145	Ps.	7,787,388	Ps.	9,104,962

Comprehensive income attributable to:
Equity holders of the parent	Ps.	748,059	Ps.	6,172,737	Ps.	3,973,154
Non-controlling interest		718,724		5,930,669		3,817,345

	Ps.	1,466,783	Ps.	12,103,406	Ps.	7,790,499

F-
50

13. Income Taxes
As explained previously in these consolidated financial statements, the Company is a Mexican corporation which has numerous consolidated subsidiaries operating in different countries. Presented below is a discussion of income tax matters that relates to the Company’s consolidated operations, its Mexican operations and significant foreign operations.
i)    Consolidated income tax matters
The composition of income tax expense (benefit) for the years ended December 31, 2019, 2020 and 2021 is as follows:

	2019		2020		2021

In Mexico:
Current year income tax	Ps.	26,295,431	Ps.	13,407,948	Ps.	24,355,240
Deferred income tax		208,658		(9,334,246)		(5,079,397)
Foreign:
Current year income tax		19,830,227		12,319,690		23,412,990
Deferred income tax		3,579,739		(2,884,122)		(14,544,064)

Total Income tax	Ps.	49,914,055	Ps.	13,509,270	Ps.	28,144,769
Income Tax attributable to a discontinued operation
Income tax discontinued operations in Mexico (1)		—		—		(26,294,422)
Income tax discontinued operations Foreign (1)		(1,119,479)		(2,856,882)		(2,571,541)

(1)	Includes effects related to the sale of Tracfone. See Note 2Ac.
Deferred tax related to items recognized in OCI during the year:

	For the years ended December 31,
	2019		2020		2021
Remeasurement of defined benefit plans	Ps.	9,217,320	Ps.	4,151,600	Ps.	(4,760,089)
Equity investments at fair value		(378,606)		(665,814)		583,892
Other		—		(35,670)		—
Revaluation assets		—		(29,922,597)		—

Deferred tax benefit recognized in OCI	Ps.	8,838,714	Ps.	(26,472,481)	Ps.	(4,176,197)

F-
51

A reconciliation of the statutory income tax rate in Mexico to the consolidated effective income tax rate recognized by the Company is as follows:

	Year ended December 31,
	2019	2020	2021
Statutory income tax rate in Mexico	30.0%	30.0%	30.0%
Impact of non-deductible and non-taxable items:
Tax inflation effects	3.8%	8.6%	7.9%
Derivatives	(0.1%)	(1.0%)	(0.9%)
Employee benefits	2.0%	4.2%	2.6%
Other	2.0%	(3.4%)	(2.9%)

Effective tax rate on Mexican operations	37.7%	38.4%	36.7%
Tax recoveries in Brazil	—	(13.2%)	(10.8%)
Dividends received from associates Equity	(0.5%)	(1.3%)	(0.7%)
Foreign subsidiaries and other non-deductible items, net	8.0%	4.5%	2.2%

Effective tax rate from continuing operations	45.2%	28.4%	27.4%
Effective tax rate from discontinued operations	10.2%	14.4%	19.2%
An analysis of temporary differences giving rise to the net deferred tax assets
is as follows:

	Consolidated statements of financial position				Consolidated statements of net income
	2020		2021		2019		2020		2021
Provisions	Ps.	19,312,081	Ps.	18,038,607	Ps.	318,843	Ps.	3,887,471	Ps.	2,324,227
Deferred revenues		6,748,101		9,041,137		(1,077,259)		897,762		2,202,413
Tax losses carry forward		25,121,933		33,954,926		(9,873)		2,236,244		10,352,978
Property, plant and equipment (1)		(39,459,549)		(33,445,815)		(1,067,307)		3,990,750		9,246,429
Inventories		(537,404)		135,658		(55,380)		(2,394,485)		814,626
Licenses and rights of use (1)		(5,177,924)		(3,668,389)		432,403		344,729		(151,013)
Employee benefits		45,467,827		40,246,031		(1,019,042)		422,473		(354,803)
Other		14,828,012		13,520,684		(1,310,782)		2,833,424		(4,811,396)

Net deferred tax assets	Ps.	66,303,077	Ps.	77,822,839

Deferred tax expense in net profit for the year					Ps.	(3,788,397)	Ps.	12,218,368	Ps.	19,623,461
Deferred tax discontinued operations						(105,986)		73,646		143,482

(1)	As of December 31, 2020 and 2021, the balance included the effects of hyperinflation and revaluation of telecommunications towers.

F-
52

Reconciliation of deferred tax assets and liabilities, net:

	2019		2020		2021
Opening balance as of January 1,	Ps.	86,613,327	Ps.	88,074,856	Ps.	66,303,077
Deferred tax benefit		(3,894,383)		12,292,014		19,623,461
Translation effect		2,047,915		375,105		(727,099)
Deferred tax benefit recognized in OCI		8,838,714		(26,472,481)		(4,176,197)
Deferred taxes acquired in business combinations		(276,568)		(2,580,552)		—
Hyperinflationary effect in Argentina		(5,254,149)		(5,385,865)		(3,540,962)
Disposals see to 2Ac		—		—		(1,203,203)
Related discontinued operation		—		—		1,543,762

Closing balance as of December 31,	Ps.	88,074,856	Ps.	66,303,077	Ps.	77,822,839

Presented in the consolidated statements of financial position as follows:
Deferred income tax assets	Ps.	106,167,897	Ps.	115,370,240	Ps.	127,287,934
Deferred income tax liabilities		(18,093,041)		(49,067,163)		(49,465,095)

	Ps.	88,074,856	Ps.	66,303,077	Ps.	77,822,839

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
At December 31, 2020 and 2021, the balance of the contributed capital account (“CUCA”) is Ps. 573,362,949 and Ps. 612,351,412 respectively. Effectively, on January 1, 2014, the
Cuenta de Utilidad Fiscal Neta
(“CUFIN”) is computed on an América Móvil’s stand-alone basis. The balance of the América Móvil’s stand-alone basis CUFIN amounted to Ps. 332,273,039 and Ps. 431,249,107 as of December 31, 2020 and 2021, respectively.
During 2021, America Móvil sold 100% of its participation in Tracfone Wireless, Inc (Tracfone), virtual operator of the most important mobile prepaid services in USA to Verizon Communications Inc. (“Verizon”), tax profit of this transaction was Ps. 93,968,555.

ii) Significant foreign income tax matters
a)
Results of operations
The foreign subsidiaries determine their taxes on profits based on their individual taxable income, in accordance with the specific tax regimes of each country.
The effective income tax rate for the Company’s foreign jurisdictions was 38% in 2019, 15% in 2020 and 14.2% in 2021. The statutory tax rates in these jurisdictions vary, although many approximate 10% to 34%. The primary difference between the statutory rates and the effective rates in 2019, 2020 and 2021 was attributable to dividends received from KPN, other non-deductible items, non-taxable income and tax recoveries in Brazil and registry of benefits related to tax losses credits in Brazil and Chile and Impairment related to subsidiaries in Europe.

F-
53

a.1
) In 2021, The Brazilian Federal Supreme Court’s (STF) ruled in favor of a third party’ thesis related to the unconstitutionality of incidence of the IRPJ (Income Tax in Brazil) and CSLL (Social Contribution ovr Net Profit in Brazil) on the amounts corresponding to the SELIC (Special settlement and custody system) rate received for repetition of the tax that should not be applicable, such thesis being similar to the thesis filed by subsidiaries of the Company in Brazil.
Given the more likely than not position of success of this lawsuit as consequence of the decision, with general repercussion, of the STF, Brazil updated its analysis, support documentation and forecast and recorded Ps. 2,647,919 (R$703,761) of which Ps. 2,076,594 (R$551,915) represent an excess on deferred IRPJ and CSLL and Ps. 571,325 (R$151,846) represent an excess on current IRPJ and CSLL. The subsidiaries are waiting for the necessary procedural steps to continue, to start the compensation of such amounts.
a.
2
) In 2020
 ,
Claro Brasil began to use the tax benefit related to the ICMS Grant on TV based on Complementary Law 160/2017 and art. 30 of Law 12,973, as well as in recent interpretations on the subject, investment grants are not computed in determining actual profit in the amount of Ps. 1,721,453 (R$411,336). The Company kicked back the application of the benefit for the years 2018 and 2019, with a total impact of Ps. 2,748,084 (R$656,646). In 2021 the tax benefit was Ps. 1,431,164 (R$380,373).
iii)    Tax losses
a) At December 31, 2021, the available tax loss carryforwards recorded in deferred tax assets are as follows on a country by country basis:

Country	Gross balance of available tax loss carryforwards at December 31, 2021	Tax-effected loss carryforward benefit
Brazil	Ps.71,910,653	Ps.24,449,622
Mexico	14,768,325	4,430,497
Europe	2,031,465	507,866
United States	432,301	112,398
Peru	356,133	105,060
Chile	16,109,194	4,349,483

Total	Ps.105,608,071	Ps.33,954,926

b)
The tax loss carryforwards in the different countries in which the Company operates have the following terms and characteristics:
bi)
The Company has accumulated Ps. 71,910,653 in net operating loss carryforwards (NOL’s) in Brazil as of December 31, 2021. In Brazil, there is no expiration of the NOL’s. The NOL´s amount used against taxable income in each year may not exceed 30% of the taxable income for such year.
The Company believes that it is more likely than not that the accumulated balances of its net deferred tax assets are recoverable, based on the positive evidence of the Company to generate future taxable income related to the same taxation authority which will result in taxable amounts against which the available tax losses can be utilized before they expire.
bii)
The Company has accumulated Ps. 14,768,325 in tax losses in Mexico. The company estimates that there is positive evidence that allows it to use these losses, these should be reduced to the extent that it is considered likely that there will be sufficient taxable profits to allow them to recover in full or in part, the losses will only be compensated when there is a right legally required and are approved by the tax authorities in Mexico.
biii)
The Company has accumulated Ps. 2,031,465 in NOL’s in Europe as of December 31, 2021. In Europe, the NOL´s have no expiration, but its annual usage is limited to 75% of the taxable income of the year. The

F-
5
4

realization of deferred tax assets is dependent upon the expected generation of future taxable income during the periods in which these temporary differences become deductible.
biv) The Company has accumulated Ps. 16,109,194 in NOL’s in Chile as of December 31, 2021. In Chile, the NOL´s have no expiration. The Company estimates that there is positive evidence that allows it to use these losses, these should be reduced to the extent that it is considered likely that there will be sufficient taxable profits to allow them to recover in full or in part, the losses will only be compensated when there is a right legally required and are approved by the tax authorities in Chile.
iv)    Optional regime
The Mexican Tax Law establishes an optional regime for group companies called: Optional Regime for Groups of Companies. For these purposes, the integrating (controlling) company must own more than 80% of the shares with voting rights of the integrated (controlled) companies. In general terms, the Integration regime allowed deferral, for each of the companies that make up the group, and for up to three years, or sooner if certain assumptions are made, the whole of the income tax that results from considering the determination of the individual income tax to its charge is the effect derived from recognizing, indirectly, the tax losses incurred by the companies in the group for the year in question
.
On December 19, 2019, the integrating company submitted to the Mexican tax authorities, the notice to end to belong under the Optional Regime for Groups of Companies, which implied a payment made in January 2020 related to the deferred income tax for the years 2016-2018. From the year 2020, the group is taxable under the General Regime for Legal Persons.
v)    Limiting interest deductions
The Mexican Tax Law establishes since 2020 new rules related to the limit on interest deductions, in concordance with the action 4 of Base Erosion and Profit Shifting (BEPS) project issued by the Organization for Economic Co-operation and Development (OECD), from which Mexico is member.
In general terms, each Mexican companies should calculate an adjusted Tax EBITDA, whose amount times the corporate income tax, will be the interest limit allowed to be deducted in each tax year. It is important to mention that the amount that was not deductible could be carryforward in the following ten years.
vi)    Revaluation of telecommunications towers
Deferred taxes related to the revaluation of the passive infrastructure of the telecommunications towers have been calculated at the tax rate of the jurisdiction in which the subsidiaries are located.

F-
5
5

14.    Debt
a)
The Company’s short- and long-term debt consists of the following:

At December 31, 2020				(Thousands of Mexican pesos)
Currency	Loan	Interest rate	Maturity	Total
Senior Notes
U.S. dollars
	Fixed-rate Senior notes (i)	3.125%	2022	Ps.	31,917,920
	Fixed-rate Senior notes (i)	3.625%	2029		19,948,700
	Fixed-rate Senior notes (i)	2.875%	2030		19,948,700
	Fixed-rate Senior notes (i)	6.375%	2035		19,576,258
	Fixed-rate Senior notes (i)	6.125%	2037		7,365,559
	Fixed-rate Senior notes (i)	6.125%	2040		39,897,400
	Fixed-rate Senior notes (i)	4.375%	2042		22,941,005
	Fixed-rate Senior notes (i)	4.375%	2049		24,935,875

	Subtotal U.S. dollars			Ps.	186,531,417

Mexican pesos
	Fixed-rate Senior notes (i)	6.450%	2022	Ps.	22,500,000
	Fixed-rate Senior notes (i)	7.125%	2024		11,000,000
	Domestic Senior notes (i)	0.000%	2025		4,911,181
	Fixed-rate Senior notes (i)	8.460%	2036		7,871,700
	Domestic Senior notes (i)	8.360%	2037		5,000,000

	Subtotal Mexican pesos			Ps.	51,282,881

Euros
	Fixed-rate Senior notes (i)	3.000%	2021	Ps.	24,369,332
	Fixed-rate Senior notes (i)	3.125%	2021		18,276,999
	Fixed-rate Senior notes (i)	4.000%	2022		18,276,999
	Fixed-rate Senior notes (i)	4.750%	2022		18,276,999
	Fixed-rate Senior notes (i)	3.500%	2023		7,310,800
	Fixed-rate Senior notes (i)	3.259%	2023		18,276,999
	Fixed-rate Senior notes (i)	1.500%	2024		20,713,932
	Fixed-rate Senior notes (i)	1.500%	2026		18,276,999
	Fixed-rate Senior notes (i)	0.750%	2027		24,369,332
	Fixed-rate Senior notes (i)	2.125%	2028		15,840,066
	Commercial Paper (iv)	(0.230%) - (0.310%)	2021		40,940,477

	Subtotal Euros			Ps.	224,928,934

Pound sterling
	Fixed-rate Senior notes (i)	5.000%	2026	Ps.	13,634,936
	Fixed-rate Senior notes (i)	5.750%	2030		17,725,417
	Fixed-rate Senior notes (i)	4.948%	2033		8,180,962
	Fixed-rate Senior notes (i)	4.375%	2041		20,452,405

	Subtotal Pound sterling			Ps.	59,993,720

Brazilian reais
	Debentures (i)	104.000% of CDI	2021	Ps.	4,222,597
	Debentures (i)	104.250% of CDI	2021		5,815,668
	Promissory notes (i)	CDI + 0.600%	2021		1,381,941
	Debentures (i)	CDI + 0.960%	2022		9,596,811
	Promissory notes (i)	106.000% of CDI	2022		7,677,449
	Debentures (i)	106.500% of CDI	2022		3,838,725

	Subtotal Brazilian reais			Ps.	32,533,191

Other currencies
Japanese yen
	Fixed-rate Senior notes (i)	2.950%	2039	Ps.	2,511,701

	Subtotal Japanese yen			Ps.	2,511,701

Chilean pesos
	Fixed-rate Senior notes (i)	3.961%	2035	Ps.	4,078,453

	Subtotal Chilean pesos			Ps.	4,078,453

	Subtotal other currencies			Ps.	6,590,154

F-
5
6

At December 31, 2020				(Thousands of Mexican pesos)
Currency	Loan	Interest rate	Maturity	Total
Hybrid Notes
Euros
	Euro NC10 Series B Capital Securities (iii)	6.375%	2073	Ps.	13,403,133

	Subtotal Euros			Ps.	13,403,133

	Subtotal Hybrid notes			Ps.	13,403,133

Lines of Credit and others
Mexican pesos
	Lines of credit (ii)	TIIE + 0.300% - TIIE + 1.000%	2021	Ps.	27,100,000
Peruvian soles
	Lines of credit (ii)	1.200% - 1.450%	2021	Ps.	17,094,079
Chilean pesos
	Lines of credit (ii)	TAB + 0.350 % and TAB + 0.450%	2021	Ps.	8,868,181
	Financial Leases	8.700% - 8.970%	2021 - 2027	Ps.	57,266

	Subtotal Lines of Credit and others			Ps.	53,119,526

	Total debt			Ps.	628,382,956

	Less: Short-term debt and current portion of long-term debt			Ps.	148,083,184

	Long-term debt			Ps.	480,299,772

At December 31, 2021				(Thousands of Mexican pesos)
Currency	Loan	Interest rate	Maturity	Total
Senior Notes
U.S. dollars
	Fixed-rate Senior notes (i)	3.625%	2029	Ps.	20,583,500
	Fixed-rate Senior notes (i)	2.875%	2030		20,583,500
	Fixed-rate Senior notes (i)	6.375%	2035		20,199,206
	Fixed-rate Senior notes (i)	6.125%	2037		7,599,943
	Fixed-rate Senior notes (i)	6.125%	2040		41,167,000
	Fixed-rate Senior notes (i)	4.375%	2042		23,671,025
	Fixed-rate Senior notes (i)	4.375%	2049		25,729,375

	Subtotal U.S. dollars			Ps.	159,533,549

Mexican pesos
	Fixed-rate Senior notes (i)	6.450%	2022	Ps.	22,500,000
	Fixed-rate Senior notes (i)	7.125%	2024		11,000,000
	Domestic Senior notes (i)	0.000%	2025		5,284,885
	Fixed-rate Senior notes (i)	8.460%	2036		7,871,700
	Domestic Senior notes (i)	8.360%	2037		5,000,000

	Subtotal Mexican pesos			Ps.	51,656,585

Euros
	Fixed-rate Senior notes (i)	4.000%	2022	Ps.	17,566,473
	Fixed-rate Senior notes (i)	3.500%	2023		7,026,589
	Fixed-rate Senior notes (i)	3.259%	2023		17,566,474
	Fixed-rate Senior notes (i)	1.500%	2024		19,908,670
	Exchangeable Bond (i)	0.000%	2024		49,115,860
	Fixed-rate Senior notes (i)	1.500%	2026		17,566,473
	Fixed-rate Senior notes (i)	0.750%	2027		23,421,965
	Fixed-rate Senior notes (i)	2.125%	2028		15,224,277

	Subtotal euros			Ps.	167,396,781

Pound sterling
	Fixed-rate Senior notes (i)	5.000%	2026	Ps.	13,924,738
	Fixed-rate Senior notes (i)	5.750%	2030		18,102,159
	Fixed-rate Senior notes (i)	4.948%	2033		8,354,843
	Fixed-rate Senior notes (i)	4.375%	2041		20,887,106

	Subtotal Pound sterling			Ps.	61,268,846

7

At December 31, 2021				(Thousands of Mexican pesos)
Currency	Loan	Interest rate	Maturity	Total
Brazilian reais
	Debentures (i)	CDI + 0.960%	2022	Ps.	9,221,172
	Promissory notes (i)	106.000% of CDI	2022		7,376,937
	Debentures (i)	106.500% of CDI	2022		3,688,469

	Subtotal Brazilian reais			Ps.	20,286,578

Other currencies
Japanese yen
	Fixed-rate Senior notes (i)	2.950%	2039	Ps.	2,325,617

	Subtotal Japanese yen			Ps.	2,325,617

Chilean pesos
	Fixed-rate Senior notes (i)	3.961%	2035	Ps.	3,776,051

	Subtotal Chilean pesos			Ps.	3,776,051

	Subtotal other currencies			Ps.	6,101,668

Hybrid Notes
Euros
	Euro NC10 Series B Capital Securities (iii)	6.375%	2073	Ps.	12,882,081

	Subtotal Euros			Ps.	12,882,081

	Subtotal Hybrid Notes			Ps.	12,882,081

Lines of Credit and others
U.S. dollars
	Lines of credit (ii)	0.350% - 0.700%	2022	Ps.	14,723,980
Euros
	Lines of credit (ii)	(0.400%) - (0.450%)	2022	Ps.	18,737,572
Mexican pesos
	Lines of credit (ii)	TIIE + 0.280% - TIIE + 0.400%	2022	Ps.	34,080,000
Peruvian soles
	Lines of credit (ii)	0.976% - 1.045%	2022	Ps.	9,815,068
Chilean pesos
	Lines of credit (ii)	TAB + 0.450%	2022	Ps.	7,419,372
	Financial Leases	8.700% - 8.970%	2022 - 2027	Ps.	47,743
Others	Lines of credit (ii)	15.790%	2022	Ps.	80,279

	Subtotal Lines of Credit and others			Ps.	84,904,014

	Total debt			Ps.	564,030,102

	Less: Short-term debt and current portion of long-term debt			Ps.	145,222,672

	Long-term debt			Ps.	418,807,430

L = LIBOR (London Interbank Offered Rate)
TIIE = Mexican Interbank Rate
CDI = Brazil Interbank Deposit Rate
TAB = Chilean weighted average funding rate
Interest rates on the Company’s debt are subject to fluctuations in international and local rates. The Company’s weighted average cost of borrowed funds as of December 31, 2020, and December 31, 2021 was approximately 3.72% and 3.78%, respectively.
Such rates do not include commissions or the reimbursements for Mexican tax withholdings (typically a tax rate of 4.9%) that the Company must pay to international lenders.
F-
58

An analysis of the Company’s short-term debt maturities as of December 31, 2020, a
n
d December 31, 2021, is as follows:

	2020		2021
Obligations and Senior Notes	Ps.	95,007,014	Ps.	60,353,052
Lines of credit		53,062,260		84,856,270
Financial Leases		13,910		13,350

Subtotal short term debt	Ps.	148,083,184	Ps.	145,222,672

Weighted average interest rate		2.23%		4.02%
The Company’s long-term debt maturities are as follows:

Years	Amount
2023	Ps.	24,599,324
2024		80,031,350
2025		5,292,314
2026 and thereafter		308,884,442

Total	Ps.	418,807,430

(i) Senior Notes
The outstanding Senior Notes as of December 31, 2020, and December 31, 2021, are as follows:

Currency*	2020	2021
U.S. dollars	Ps.186,531,417	Ps.159,533,549
Mexican pesos	51,282,881	51,656,585
Euros	183,988,456	167,396,781
Pound sterling	59,993,720	61,268,846
Brazilian reais	32,533,191	20,286,578
Japanese yens	2,511,701	2,325,617
Chilean pesos	4,078,453	3,776,051

*	Thousands of Mexican pesos
*	Includes secured and unsecured senior notes.
In December 2021, the Company redeemed in advance 1,600 million U.S. Dollars senior notes with an interest rate of 3.125% and 750 million Euros senior notes with an interest rate of 4.75%. Both were set to mature in 2022.
(ii) Lines of credit
As of December 31, 2020, and December 31, 2021, debt under lines of credit aggregated to Ps.

53,062 million and Ps.

84,856 million, respectively. Telekom Austria closed December 2021 with an aggregated debt of Ps.

18,818 under lines of credit.
F-
59

The Company has two revolving syndicated credit facilities, one for the Euro equivalent of U.S. $1,500 million and the other for U.S. $2,500 million maturing in 2026 and 2024, respectively. As long as the facilities are committed, a commitment fee is paid. As of December 31, 2021, these credit facilities are undrawn. Telekom Austria has an undrawn revolving syndicated credit facility in Euros for €1,000 million that matures in 2026.
(iii) Hybrid Notes
We currently have a Capital Securities (hybrid notes) maturing in 2073: a series denominated in euros for a total amount of €550 million with a coupon of 6.375%. The Capital Securities are deeply subordinated, and when they were issued the principal rating agencies stated that they would treat only half of the principal amount as indebtedness for purposes of evaluating our leverage (an analysis referred to as 50.0% equity credit). Standard & Poor´s considers 100% of the total amount of this note as debt. The Capital Securities are subject to redemption at our option at varying dates beginning in 2023 for the euro-denominated series.
(iv) Commercial Paper
In August 2020, we established a new Euro-Commercial Paper program for a total amount of €2,000 million. As of December 31, 2021, there is no debt under this program.
Restrictions
A portion of the debt is subject to certain restrictions with respect to maintaining certain financial ratios, as well as restrictions on selling a significant portion of groups of assets, among others. As of December 31, 2021, the Company was in compliance with all these requirements.
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
As of December 31, 2021, the Company was in compliance with all the covenants.
15. Right-of-use assets and lease debt
The Company has lease contracts for various items of towers & sites, property and other equipment used in its operations. Towers and sites generally have lease terms between 5 and 12 years, while property and other equipment generally have lease terms between 5 and 25 years.
F-
6
0

At December 31, 2019, 2020 and 2021 the
right-of-use
assets and lease liabilities are as follows:

	Right-of-use assets								Liability related to right-of-use of assets
	Towers & Sites		Property		Other equipment		Total
As of January 1, 2019	Ps.	94,252,098	Ps.	21,075,884	Ps.	4,750,320	Ps.	120,078,302	Ps.	119,387,660
Additions and release		6,364,508		921,542		729,001		8,015,051		7,437,621
Business Combinations		9,668,507		—		—		9,668,507		10,810,111
Modifications		7,474,469		1,288,974		728,837		9,492,280		8,363,045
Depreciation		(17,286,497)		(4,941,222)		(1,365,847)		(23,593,566)		—
Interest expense		—		—		—		—		7,940,240
Payments		—		—		—		—		(26,765,075)
Translation adjustment		(4,370,636)		(905,808)		(380,907)		(5,657,351)		(6,576,869)

Balance at December 31, 2019	Ps.	96,102,449	Ps.	17,439,370	Ps.	4,461,404	Ps.	118,003,223	Ps.	120,596,733

	Right-of-use assets								Liability related to right-of-use of assets
	Towers & Sites		Property		Other equipment		Total
Balance at the beginning of the year	Ps.	96,102,449	Ps.	17,439,370	Ps.	4,461,404	Ps.	118,003,223	Ps.	120,596,733
Additions and release		5,745,869		309,576		1,514,519		7,569,964		4,833,959
Modifications		8,559,335		(3,035,831)		1,048,858		6,572,362		7,769,326
Depreciation		(22,064,413)		(3,440,428)		(2,866,244)		(28,371,085)		—
Interest expense		—		—		—		—		9,134,288
Payments		—		—		—		—		(29,623,565)
Translation adjustment		(3,124,365)		932,748		393,997		(1,797,620)		(3,383,500)

Balance at December 31, 2020	Ps.	85,218,875	Ps.	12,205,435	Ps.	4,552,534	Ps.	101,976,844	Ps.	109,327,241

	Right-of-use assets								Liability related to right-of-use of assets
	Towers & Sites		Property		Other equipment		Total
Balance at the beginning of the year	Ps.	85,218,875	Ps.	12,205,435	Ps.	4,552,534	Ps.	101,976,844	Ps.	109,327,241
Additions and release		3,145,941		482,456		1,052,022		4,680,419		3,060,042
Modifications		10,945,985		1,024,573		998,161		12,968,719		12,535,394
Depreciation		(20,699,207)		(3,221,499)		(2,630,526)		(26,551,232)		—
Interest expense		—		—		—		—		7,301,216
Payments		—		—		—		—		(30,544,750)
Translation adjustment		(2,054,566)		(554,260)		(93,531)		(2,702,357)		(3,024,918)

Balance at December 31, 2021	Ps.	76,557,028	Ps.	9,936,705	Ps.	3,878,660	Ps.	90,372,393	Ps.	98,654,225

At December 31, 2020 and 2021, the total of the right-of-use assets include an amount of Ps.

18,499,851 and Ps. 14,785,012, corresponding to related parties, respectively and the total of lease liabilities include an amount of Ps.

20,016,478 and Ps.

16,212,629 corresponding to related parties, respectively.
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
F-
61

The lease debt of the Company is integrated according to its maturities as follows:

	2021
Short term	Ps.	27,632,357
Long term		71,021,868

Total	Ps.	98,654,225

The Company’s long-term debt maturities as of December 31, 2021 are as follows:

Year ended December 31,
2023	Ps.	13,370,533
2024		22,664,124
2025		10,342,707
2026 and thereafter		24,644,504

Total	Ps.	71,021,868

During the years ended December 31, 2019, 2020 and 2021, the Company recognized expenses as follows:

	2019
	Others		Related parties		Total
Depreciation expense of right-of-use assets	Ps.	18,176,521	Ps.	5,417,045	Ps.	23,593,566
Interest expense on lease liabilities		5,654,721		2,285,519		7,940,240
Expense relating to short-term leases		1,978,403		1,958		1,980,361
Expense relating to leases of low-value assets		25,935		—		25,935
Variable lease payments		1,299,502		—		1,299,502

Total	Ps.	27,135,082	Ps.	7,704,522	Ps.	34,839,604

	2020
	Others		Related parties		Total
Depreciation expense of right-of-use assets	Ps.	22,404,924	Ps.	5,966,161	Ps.	28,371,085
Interest expense on lease liabilities		7,081,693		2,052,595		9,134,288
Expense relating to short-term leases		32,238		—		32,238
Expense relating to leases of low-value assets		2,883		—		2,883
Variable lease payments		78,494		—		78,494

Total	Ps.	29,600,232	Ps.	8,018,756	Ps.	37,618,988

	2021
	Others		Related parties		Total

Depreciation expense of right-of-use assets	Ps.	19,932,316	Ps.	6,618,916	Ps.	26,551,232
Interest expense on lease liabilities		6,212,774		1,088,442		7,301,216
Expense relating to short-term leases		29,833		—		29,833
Expense relating to leases of low-value assets		685		—		685
Variable lease payments		68,236		—		68,236

Total	Ps.	26,243,844	Ps.	7,707,358	Ps.	33,951,202

F-
62

Impact on accounting for changes in lease payments applying the exemption.
Based on the information available for evaluation as of the date of adoption, the effect of applying this amendment to IFRS 16 in the Company’s consolidated financial statements as of December 31, 2021 was Ps.

59,104, reflecting an adjustment to accrued liability for leases and recognizing a benefit in the income statement for the period.
16. Accounts payable, accrued liabilities and asset retirement obligations
a)
The components of the captions account payable and accrued liabilities are as follows:

At December 31,
2020	2021

Suppliers	Ps.	74,285,881	Ps.	87,942,106
Sundry creditors		101,406,307		107,111,390
Interest payable		7,661,762		6,827,225
Guarantee deposits from customers		1,386,645		1,577,424
Dividends payable		2,254,877		3,029,536

Total	Ps.	186,995,472	Ps.	206,487,681

b)
The balance of accrued liabilities at December 31, 2020 and 2021 are as follows:

	At December 31,
	2020		2021
Current liabilities
Direct employee benefits payable	Ps.	18,965,160	Ps.	20,052,946
Contingencies		31,326,691		34,338,518

Total	Ps.	50,291,851	Ps.	54,391,464

F-
63

The movements in contingencies for the years ended December 31, 2020 and 2021 are as follows:

	Balance at December 31, 2019		Business combination		Effect of translation		Increase of the year		Applications				Balance at December 31, 2020
									Payments		Reversals
Contingencies	Ps.	34,379,969	Ps.	292	Ps.	(4,290,753)	Ps.	7,442,292	Ps.	(3,214,407)	Ps.	(2,990,702)	Ps.	31,326,691

	Balance at December 31, 2020		Business combination		Effect of translation		Increase of the year		Applications				Balance at December 31, 2021
									Payments		Reversals
Contingencies	Ps.	31,326,691	Ps.	—	Ps.	1,556,950	Ps.	7,425,182	Ps.	(4,079,190)	Ps.	(1,891,115)	Ps.	34,338,518

Contingencies include tax, labor, regulatory and other legal type contingencies. See Note 17 b) for detail of contingencies.
c)
The movements in the asset retirement obligations for the years ended December 31, 2020 and 2021 are as follows:

	Balance at December 31, 2019		Business combination		Effect of translation		Increase of the year		Applications				Balance at December 31, 2020
									Payments		Reversals
Asset retirement obligations	Ps.	15,816,744	Ps.	—	Ps.	374,418	Ps.	2,412,908	Ps.	(593,644)	Ps.	(122,435)	Ps.	17,887,991

	Balance at December 31, 2020		Business combination		Effect of translation		Increase of the year		Applications				Balance at December 31, 2021
									Payments		Reversals
Asset retirement obligations	Ps.	17,887,991	Ps.	—	Ps.	(910,181)	Ps.	1,273,201	Ps.	(148,634)	Ps.	(1,350,154)	Ps.	16,752,223

The discount rates used for the asset retirement obligation are based on market rates that are expected to be undertaken by the dismantling or restoration of cell sites and may include labor costs.
17. Commitments and Contingencies
a) Commitments
The Company and its subsidiaries have commitments that mature on different dates, related to committed capital expenditures.
As of December 31, 2021, the total amounts equivalent to the contract period are detailed below:

Year ended December 31,
2022	Ps.	7,770,936
2023		3,469,647
2024		2,808,660
2025 and thereafter		19,960,884

Total	Ps.	34,010,127

b) Contingencies
In each of the countries in which we operate, we are party to legal proceedings in the ordinary course of business. These proceedings include tax, labor, antitrust, contractual matters and administrative and judicial proceedings concerning regulatory matters regarding interconnection and tariffs. The following is a description of our material legal proceedings.

F-
64

(1) Telcel Mobile Termination Rates
The mobile termination rates between Telcel and other network operators have been the subject of various legal proceedings. With respect to interconnection fees for 2017, 2018, 2019, 2020 and 2021, Telcel has challenged the applicable resolutions and final resolutions are pending.

With respect to 2022, Telcel will challenge the applicable resolutions.
Given that the “zero rate” that prevented Telcel from charging termination rates in its mobile network was held unconstitutional by the Supreme Court (Suprema Corte de Justicia de la Nación or “SCJN”), the IFT has determined asymmetric interconnection rates for the termination of traffic in Telcel’s and other operators’ networks for 2018, 2019, 2020, 2021 and 2022. The resolutions setting such rates have been challenged by Telcel, and final resolutions are pending.
The Company expects that mobile termination rates, as well as other rates applicable to mobile interconnection (such as transit), will continue to be the subject of litigation and administrative proceedings. The Company cannot predict when or how these disputes will be resolved or the financial effects of any such resolution.
(
2
)

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
(
3
) IFT Proceedings Against Telmex
In 2018, the IFT imposed a fine of Ps.

2,543,937 on Telmex relating to a sanction procedure triggered by the alleged breach in 2013 and 2014 of certain minimum quality goals for dedicated
link services.
 Telmex challenged this fine, and a final resolution is pending
.
(
4
) Brazilian Tax Matters
As of December 31, 2021, certain Company’s Brazilian subsidiaries had aggregate tax contingencies of Ps.

131,140,527 (R$ 35,554,192) for which the Company has established provisions of Ps.

17,915,605 (R$ 4,857,193) in the accompanying consolidated financial statements for eventual losses arising from contingencies that the Company considers probable.
The most significant contingencies for which provisions have been established are:

•
Ps.

46,016,079 (R$ 12,475,659) aggregate contingencies and Ps.

3,297,735 (R$ 894,066) provisions related to value-added tax
(Imposto sobre a Circulação de Mercadorias e Prestação de Serviços or “ICMS”
) assessments;

•
Ps. 18,360,489 (R$ 4,977,808) aggregate contingencies and Ps. 3,228,656 (R$ 875,338) provisions related to social contribution on net income (Contribuição Social sobre o Lucro Lĺquido or “CSLL”) and corporate income tax (Imposto de Renda sobre Pessoa Jurĺdica or “IRPJ”) assessments;

•
Ps.

16,245,325 (R$ 4,404,355) aggregate contingencies and Ps.

5,116,747 (R$ 1,387,228)
provisions related to the social integration program (Programa de Integração Social or “PIS”) and the contribution for social security financing (Contribuição para o Financiamento da Seguridade Social or “COFINS”) assessments;

•
Ps. 11,684,785 (R$ 3,167,923) aggregate contingencies and Ps. 1,396,376 (R$ 378,579) provisions mainly related to an allegedly improper exclusion of interconnection revenues and costs from the basis used to

F-
65

calculate Fund for Universal Telecommunication Services (Fundo de Universalização dos Serviços de Telecomunicações or “FUST”) obligations, which are being contested;

•
Ps.

4,778,186 (R$ 1,295,439) aggregate contingencies and Ps.

387 (R$ 105)
provisions related to an alleged underpayment of obligations to the Telecommunications Technology Development Fund (Fundo para o Desenvolvimento Tecnológico das Telecomunicações or “FUNTTEL”), which are being challenged and for which a final resolution is pending;

•
Ps.

1,847,959 (R$ 501,010) aggregate contingencies and Ps.

48,964 (R$ 13,275)

provisions related to the alleged nonpayment of Services Tax (Imposto Sobre Serviços or “ISS”) over several communication services, including Pay TV services, considered taxable for ISS by the Municipal Revenue Services, which are being challenged and for which a final resolution is pending;

•
Ps.

4,143,670 (R$ 1,123,412) aggregate contingencies and Ps.

120,856 (R$ 32,766)
provisions arising from, among other
,
things the alleged underpayment of IRRF and CIDE taxes and on remittances made to foreign operators as remuneration for completing international calls abroad (outgoing traffic); and

•	Ps. 4,213,972 (R$ 1,142,472) aggregate contingencies and Ps. 3,762,522 (R$ 1,020,077) provisions related to the requirement to contribute to the Promotion of Public Radio Broadcasting (“EBC”).
In addition, the Company’s Brazilian subsidiaries are subject to a number of contingencies for which it has not established provisions in the accompanying consolidated financial statements because the Company does not consider the potential losses related to these contingencies to be probable. These include Ps.
18,118,080
 (R$
4,912,087)
related to
an unpaid installation inspection
rate
(Taxa de Fiscalização de Instalação or “TFI”) allegedly due
to
the renovation of radio base stations, which is being challenged on the basis that there was no new equipment installation that could have led to this charge
, along with any unpaid functioning inspection rate (Taxa de Fiscalização de Funcionamento or “TFF”).
(
5
) Anatel Challenge to Inflation Adjustments
Anatel has challenged the calculation of inflation-related adjustments due under the concession agreements with Tess S.A. (“Tess”), and Algar Telecom Leste S.A. (“ATL”), two of the Company’s subsidiaries that were previously merged into Claro Brasil. Anatel rejected Tess and ATL’s calculation of the inflation-related adjustments applicable to 60%
of the concessions price (which was due in three equal annual installments, subject to inflation-related adjustments and interest), claiming that the companies’ calculation of the inflation related adjustments resulted in a shortfall of the installment payments. The companies filed declaratory and consignment actions seeking the resolution of the disputes and have obtained injunctions from the Federal Court of Appeal. suspending any payment until the pending appeals are resolved.
The amount of the alleged shortfall as well as the method used to calculate monetary corrections are in dispute. If other methods or assumptions are applied, the amount may increase. In 2021, Anatel calculated the monetary correction in a total amount of Ps.

24,620,529 (R$ 6,675,000). As of December 31, 2021, the Company has established a provision of Ps.

4,577,389 (R$ 1,241,000) in the accompanying consolidated financial statements for the losses arising from these contingencies, which the Company considers probable.

F-
66

18
. Employee Benefits
An analysis of the net liability and net period cost for employee benefits i
s
 as follows:

	At December 31,
	2020		2021
Mexico	Ps.	129,260,355	Ps.	110,225,654
Puerto Rico		14,924,874		12,502,377
Brazil		8,913,548		6,108,744
Europe		14,392,445		13,127,228
Ecuador		488,161		601,239
El Salvador		154,422		177,922
Nicaragua		61,337		75,084
Honduras		35,060		32,217

Total	Ps.	168,230,202	Ps.	142,850,465

	For the year ended December 31
	2019		2020		2021
Mexico	Ps.	12,788,464	Ps.	14,911,208	Ps.	15,507,652
Puerto Rico		747,755		664,046		548,550
Brazil		511,964		722,412		724,587
Europe		2,526,957		1,701,424		1,753,872
Ecuador		34,425		67,402		111,353
El Salvador		—		15,751		19,081
Nicaragua		—		3,711		18,561
Honduras		—		—		4,718

Total	Ps.	16,609,565	Ps.	18,085,954	Ps.	18,688,374

a) Defined Benefit Plans
The defined benefit obligation (DBO) and plan assets for the pension and other benefit obligation plans, by country, are as follows:

	At December 31
	2020								2021
	DBO		Plan Assets		Effect of asset ceiling		Net employee benefit liability		DBO		Plan Assets		Effect of asset ceiling		Net employee benefit liability
Mexico	Ps.	278,434,302	Ps.	(150,090,481)	Ps.	—	Ps.	128,343,821	Ps.	286,396,483	Ps.	(177,270,561)	Ps.	—	Ps.	109,125,922
Puerto Rico		40,240,193		(25,315,319)		—		14,924,874		38,092,662		(25,590,285)		—		12,502,377
Brazil		18,568,932		(16,143,783)		3,393,640		5,818,789		15,497,227		(15,466,336)		4,422,459		4,453,350
Europe		5,490,873		—		—		5,490,873		5,093,036		—		—		5,093,036

Total	Ps.	342,734,300	Ps.	(191,549,583)	Ps.	3,393,640	Ps.	154,578,357	Ps.	345,079,408	Ps.	(218,327,182)	Ps.	4,422,459	Ps.	131,174,685

F-
67

Below is a summary of the actuarial results generated for the pension and retirement plans as well as the medical services in Puerto Rico and Brazil; the pension plans and seniority premiums related to Telmex; the pension plan, the service awards plan and severance in Austria corresponding to the years ended December 31, 2019, 2020 and 2021:

	At December 31, 2019
	DBO		Plan Assets		Effectofasset ceiling		Net employee benefit liability

Balance at the beginning of the year	Ps.	306,702,447	Ps.	(203,671,122)	Ps.	5,087,543	Ps.	108,118,868
Current service cost		2,591,975						2,591,975
Interest cost on projected benefit obligation		31,001,348						31,001,348
Expected return on plan assets				(20,070,037)				(20,070,037)
Changes in the asset ceiling during the period and others						445,743		445,743
Past service costs and others				144,481				144,481
Actuarial gain for changes in experience		(22,599)						(22,599)
Actuarial gain from changes in demographic assumptions		(129)						(129)
Actuarial loss from changes in financial assumptions		36,163						36,163

Net period cost	Ps.	33,606,758	Ps.	(19,925,556)	Ps.	445,743	Ps.	14,126,945
Actuarial loss for changes in experience		31,606,323						31,606,323
Actuarial gain from changes in demographic assumptions		(339,657)						(339,657)
Actuarial loss from changes in financial assumptions		7,207,072						7,207,072
Changes in the asset ceiling during the period and others						(712,064)		(712,064)
Return on plan assets greater than discount rate (shortfall)				423,514				423,514

Recognized in other comprehensive income	Ps.	38,473,738	Ps.	423,514	Ps.	(712,064)	Ps.	38,185,188
Contributions made by plan participants		155,188		(155,188)				—
Contributions to the pension plan made by the Company				(1,337,610)				(1,337,610)
Benefits paid		(15,836,928)		15,836,928				—
Payments to employees		(16,996,920)						(16,996,920)
Effect of translation		(3,534,509)		2,528,213		(393,201)		(1,399,497)

Others	Ps.	(36,213,169)	Ps.	16,872,343	Ps.	(393,201)	Ps.	(19,734,027)
Balance at the end of the year		342,569,774		(206,300,821)		4,428,021		140,696,974
Less short-term portion		(213,065)						(213,065)

Non-current obligation	Ps.	342,356,709	Ps.	(206,300,821)	Ps.	4,428,021	Ps.	140,483,909

F-
68

	At December 31, 2020
	DBO		Plan Assets		Effect of asset ceiling		Net employee benefit liability
Balance at the beginning of the year	Ps.	342,569,774	Ps.	(206,300,821)	Ps.	4,428,021	Ps.	140,696,974
Current service cost		2,810,584						2,810,584
Interest cost on projected benefit obligation		30,482,173						30,482,173
Expected return on plan assets				(17,655,119)				(17,655,119)
Changes in the asset ceiling during the period and others						278,639		278,639
Past service costs and other				148,253				148,253
Actuarial gain for changes in experience		(8,945)						(8,945)
Actuarial gain from changes in demographic assumptions		(270)						(270)
Actuarial loss from changes in financial assumptions		20,219						20,219

Net period cost	Ps.	33,303,761	Ps.	(17,506,866)	Ps.	278,639	Ps.	16,075,534
Actuarial gain for changes in experience		(9,677)						(9,677)
Actuarial gain from changes in demographic assumptions		(103,987)						(103,987)
Actuarial loss from changes in financial assumptions		3,475,345						3,475,345
Changes in the asset ceiling during the period and others						(542,430)		(542,430)
Return on plan assets greater than discount rate (shortfall)				12,320,777				12,320,777
Others		(924,084)						(924,084)

Recognized in other comprehensive income	Ps.	2,437,597	Ps.	12,320,777	Ps.	(542,430)	Ps.	14,215,944
Contributions made by plan participants		137,947		(137,947)				—
Contributions to the pension plan made by the Company				(1,882,654)				(1,882,654)
Benefits paid		(19,740,727)		19,740,727				—
Payments to employees		(14,426,720)						(14,426,720)
Effect of translation		(1,278,392)		2,217,201		(770,590)		168,219

Others	Ps.	(35,307,892)	Ps.	19,937,327	Ps.	(770,590)	Ps.	(16,141,155)
Balance at the end of the year		343,003,240		(191,549,583)		3,393,640		154,847,297
Less short-term portion		(268,940)						(268,940)

Non-current obligation	Ps.	342,734,300	Ps.	(191,549,583)	Ps.	3,393,640	Ps.	154,578,357

F-
69

	At December 31, 2021
	DBO		Plan Assets		Effect of asset ceiling		Net employee benefit liability
Balance at the beginning of the year	Ps.	343,003,240	Ps.	(191,549,583)	Ps.	3,393,640	Ps.	154,847,297
Current service cost		2,090,896						2,090,896
Interest cost on projected benefit obligation		28,913,257						28,913,257
Expected return on plan assets		(15,112,669)						(15,112,669)
Changes in the asset ceiling during the period and others						215,544		215,544
Past service costs and other				139,910				139,910
Actuarial gain for changes in experience		(23,024)						(23,024)
Actuarial gain from changes in demographic assumptions		(48)						(48)
Actuarial gain from changes in financial assumptions		(6,907)						(6,907)

Net period cost	Ps.	30,974,174	Ps.	(14,972,759)	Ps.	215,544	Ps.	16,216,959
Actuarial loss for changes in experience		10,728,950						10,728,950
Actuarial gain from changes in demographic assumptions		(104,568)						(104,568)
Actuarial gain from changes in financial assumptions		(4,099,321)						(4,099,321)
Changes in the asset ceiling during the period and others						969,433		969,433
Return on plan assets greater than discount rate (shortfall)				(22,198,615)				(22,198,615)

Recognized in other comprehensive income	Ps.	6,525,061	Ps.	(22,198,615)	Ps.	969,433	Ps.	(14,704,121)
Contributions made by plan participants		99,201		(99,201)				—
Contributions to the pension plan made by the Company				311,108				311,108
Benefits paid		(10,574,420)		10,348,544				(225,876)
Payments to employees		(25,042,314)						(25,042,314)
Effect of translation		330,770		(166,676)		(156,158)		7,936

Others	Ps.	(35,186,763)	Ps.	10,393,775	Ps.	(156,158)	Ps.	(24,949,146)
Balance at the end of the year		345,315,712		(218,327,182)		4,422,459		131,410,989
Less short-term portion		(236,304)						(236,304)

Non-current obligation	Ps.	345,079,408	Ps.	(218,327,182)	Ps.	4,422,459	Ps.	131,174,685

In the case of other subsidiaries in Mexico, the net period cost of other employee benefits for the years ended December 31, 2019, 2020 and 2021 was Ps. 49,050, Ps. 174,994 and Ps.267,728, respectively. The balance of other employee benefits at December 31, 2020 and 2021 was Ps. 916,534 and Ps. 1,099,732, respectively.
In the case of Brazil, the net period cost of other benefits for the years ended December 31, 2019, 2020 and 2021 was Ps. 99,498, Ps. 268,562 and Ps. 225,984, respectively. The balance of employee benefits at December 31, 2020 and 2021 was Ps. 2,111,801 and Ps.1,380,764, respectively.
In the case of Ecuador, the net period cost of other benefits for the years ended December 31, 2019, 2020 and 2021 was Ps. 34,425, Ps. 67,402 and Ps. 111,353, respectively. The balance of employee benefits at December 31, 2020 and 2021 was Ps. 488,161 and Ps. 601,239, respectively.

F-
70

In the case of Central America, the net period cost of other benefits for the years ended December
31
,
2020
and
2021
was Ps.
19,462
and Ps.
42,360
, respectively. The balance of employee benefits at December
31
,
2020
and
2021
was Ps.

250,819
and Ps.
285,223
, respectively.
Plan assets are invested in:
At December 31

	2020			2021
	Puerto Rico	Brazil	Mexico	Puerto Rico	Brazil	Mexico
Equity instruments	43%	—	68%	42%	—	74%
Debt instruments	22%	95%	32%	21%	94%	26%
Others	35%	5%	—	37%	6%	—

	100%	100%	100%	100%	100%	100%

Included in the Telmex’s net pension plan liability are plan assets of Ps. 150,090,481 and Ps.

177,270,561 as of December 31, 2020 and 2021, respectively, of which 36.9% and 47.5% during 2020 and 2021, respectively, were invested in equity and debt instruments of both América Movil and also of related parties, primarily entities that are under common control of the Company’s principal shareholder. The Telmex pension plan recorded a re-measurement of its defined pension plan of Ps. 11,753,416 and Ps
. (
9,928,728) during 20
20
and 202
1
, respectively, attributable to a change in actuarial assumptions, and also a decline and an increase in the fair value of plan investments from December 31, 2020 to December 31, 2021. The decrease and increase in fair value of the aforementioned related party pension plan investments approximated Ps. 14,820,220 and Ps. (20,234,095) during the years ended December 31, 2020 and 2021, respectively.
The assumptions used in determining the net period cost were as follows:

	2019				2020				2021
	Puerto Rico	Brazil	Mexico	Europe	Puerto Rico	Brazil	Mexico	Europe	Puerto Rico	Brazil	Mexico	Europe
				0.75%,				0.25%,				0.25%,
				1.00% &		6.48% &		0.50% &		8.51% &		0.75% &

Discount rate and long-term rate return	3.23%	7.03%	10.50%	1.25%	2.34%	7.39%	10.04%	0.75%	2.75%	8.67%	10.4%	1.00%

				3.00%,				3.00%,				3.00%,
				3.5% &				3.5% &				3.40% &
Rate of future salary increases	2.75%	3.80%	3.20%	4.40%	2.75%	3.25%	2.84%	4.10%	2.75%	3.25%	2.80%	4.00%

Percentage of increase in health care costs for the coming year	3.18%	10.30%			2.28%	9.96%			2.72%	9.44%

Year to which this level will be maintained	N/A	2029			N/A	2031			NA	2030

Rate of increase of pensions				1.60%				1.60%				1.60%

Employee turnover rate*				0.00%-1.38%				0.00%-1.31%				0.00%-1.12%

*	Depending on years of service

F-
71

Biometric

Puerto Rico:
Mortality:	RP 2014, MSS 202 1 Tables.
Disability:	1985 Pension Disability Table

Brazil:

Mortality:	2000 Basic AT Table for gender
Disability for assets:	UP 84 modified table for gender
Disability retirement:	80 CSO Code Table
Rotation:	Probability of leaving the Company other than death, Disability and retirement is zero
Europe
Life expectancy in Austria is base on “AVÖ 2018-P – Rechnungsgrundlagen für die Pensionsversicherung – Pagler & Pagler”.

Telmex
Mortality:	Mexican 2000 (CNSF) adjusted
Disability:	Mexican Social Security adjusted by Telmex experience
Turnover:	Telmex experience
Retirement:	Telmex experience
For the year ended December 31, 2021, the Company conducted a sensitivity analysis on the most significant variables that affect the DBO, simulating independently, reasonable changes to roughly 100 basis points in each of these variables. The increase (decrease) would have resulted in the DBO pension and other benefits at December 31, 2021 are as follows:

	-100 points		+100 points
Discount rate	Ps.	32,094,727	Ps.	(22,626,321)
Health care cost trend rat	Ps.	(431,724)	Ps.	499,356
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
Europe
Defined benefit pension plans
A1 Telekom Austria Group provides defined benefits for certain former employees in Austria. All eligible employees are retired and were employed prior to January 1, 1975. This unfunded plan provides benefits based on a percentage of salary and years employed, not exceeding 80% of the salary before retirement, and taking into consideration the pension provided by the social security system. A1 Telekom Austria Group is exposed primarily to the risk of development of life expectancy and inflation because the benefits from pension plans are lifetime benefits. Furthermore, at December 31, 2021, approximately 24% (2020: 20%) of the obligation for pensions relate to the employees of the company Akenes in Lausanne.

F-
72

Service awards
Civil servants and certain employees (in the following “employees”) are eligible to receive service awards. In accordance with the legal regulations, eligible employees receive a cash bonus of two months’ salary after 25 years of service and four months’ salary after 40 years of service. Employees with at least 35 years of service when retiring (at the age of 65) or who are retiring based on specific legal regulations are also eligible to receive the service award of four monthly salaries. The obligation is accrued over the period of service, taking into account the employee turnover rate for employees who leave employment prematurely. The main risk that A1 Telekom Austria Group is exposed to is the risk of development of salary increases and changes of interest rates.
Severance
Defined contribution plans
Employees who started work for A1 Telekom Austria Group in Austria on or after January 1, 2003 are covered by a defined contribution plan. In 2021, A1 Telekom Austria Group paid Ps. 68,425 (2020: Ps. 66,294), 1.53% of the salary or wage, into this defined contribution plan (BAWAG Allianz Mitarbeitervorsorgekasse AG).
Defined benefit plans
Severance benefit obligations for employees, whose employment commenced before January 1, 2003, excluding civil servants, are covered by defined benefit plans. Upon termination of employment by A1 Telekom Austria Group or upon retirement, eligible employees receive severance payments. Depending on their time in service, their severance amounts to a multiple of their monthly basic compensation plus variable components such as overtime or bonuses, up to a maximum of twelve monthly salaries. In case of death, the heirs of eligible employees receive 50% of the severance benefits. The primary risks to A1 Telekom Austria Group are salary increases and changes of interest rates.
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
At December 31, 2020 and 2021, the balance of the DCP liability was Ps. 980,014 and Ps
.
274,630 respectively. For the years ended December 31, 2019, 2020 and 2021 the cost of labor were Ps. 3,365, Ps. 2,930 and Ps.

61,649, respectively.
Europe
In Austria, pension benefits are generally provided by the social security system for employees, and by the government for civil servants. The contributions of 12.55% of gross salaries that A1 Telekom Austria Group made in 2021 to the social security system and the government in Austria amount to Ps. 1,436,587 (2020: Ps.

1,474,721). In 2021, contributions of the foreign subsidiaries into the respective systems range between 7% and 29% of gross salaries and amount to Ps. 601,626 (2020: Ps. 601,476).
Additionally, A1 Telekom Austria Group offers a defined contribution plan for employees of some of its Austrian subsidiaries. A1 Telekom Austria Group’s contributions to this plan are based on a percentage of the compensation not exceeding 5%. In 2021, the annual expenses for this plan amounted to Ps. 286,195 (2020: Ps.

295,567).

F-
73

As of December 31, 2020 and 2021 the liability related to this defined contribution plan amounted to Ps. 134,034 and Ps.

114,233, respectively.
Other countries
For the rest of the countries where the Company operates and that do not have defined benefit plans or defined contribution plans, the Company makes contributions to the respective governmental social security agencies which are recognized in results of operations as they are incurred.
c) Long-term direct employee benefits

	Balance at December 31, 2019		Effect of translation		Increase of the year		Payments		Balance at December 31, 2020
Long-term direct employee benefits	Ps.	8,175,767	Ps.	1,256,880	Ps.	1,729,392	Ps.	(2,411,436)	Ps.	8,750,603

	Balance at December 31, 2020		Effect of translation		Increase of the year		Payments		Balance at December 31, 2021
Long-term direct employee benefits	Ps.	8,750,603	Ps.	(328,619)	Ps.	1,824,693	Ps.	(2,320,831)	Ps.	7,925,846

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

F-7
4

19. Financial Assets and Liabilities
Set out below is the categorization of the financial instruments, excluding cash and cash equivalents, held by the Company as of December 31, 2020 and 2021:

	December 31, 2020
	Loans and Receivables		Fair value through profit or loss		Fair value through OCI
Financial Assets:
Equity investments at fair value through OCI and other short term investments	Ps.	62,940	Ps.	—	Ps.	50,033,111
Accounts receivable from subscribers, distributors, contractual assets and other		171,213,415		—		—
Related parties		1,391,300		—		—
Derivative financial instruments (Note 7)		—		20,928,335		—

Total current assets		172,667,655		20,928,335		50,033,111

Non-current assets
Debt instruments at fair value through OCI		—		—		4,540,344

Total	Ps.	172,667,655	Ps.	20,928,335	Ps.	54,573,455

Financial Liabilities:
Debt	Ps.	628,382,956	Ps.	—	Ps.	—
Liability related to right-of-use of assets		109,327,241		—		—
Accounts payable		186,995,472		—		—
Related parties		3,999,916		—		—
Derivative financial instruments (Note 7)		—		14,230,249		—

Total	Ps.	928,705,585	Ps.	14,230,249	Ps.	—

F-
75

	December 31, 2021
	Loans and Receivables		Fair value through profit or loss		Fair value through OCI
Financial Assets:
Equity investments at fair value through OCI and other short term investments	Ps.	15,026	Ps.	—	Ps.	117,688,176
Accounts receivable from subscribers, distributors, contractual assets and other		166,041,321		—		—
Related parties		1,158,611		—		—
Derivative financial instruments (Note 7)		—		10,130,806		—

Total current assets		167,214,958		10,130,806		117,688,176

Non-current assets
Debt instruments at fair value through OCI		—		—		6,894,757

Total	Ps.	167,214,958	Ps.	10,130,806	Ps.	124,582,933

Financial Liabilities:
Debt	Ps.	564,030,102	Ps.	—	Ps.	—
Liability related to right-of-use of assets		98,654,225		—		—
Accounts payable		201,341,806		—		—
Related parties		4,216,882		—		—
Derivative financial instruments (Note 7)		—		10,034,508		—

Total	Ps.	868,243,015	Ps.	10,034,508	Ps.	—

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

F-7
6

The fair value for the financial assets (excluding cash and cash equivalents) and financial liabilities shown in the consolidated statements of financial position at December 31, 2020 and 2021 is as follows:

	Measurement of fair value at December 31, 2020
	Level 1		Level 2		Level 3		Total
Assets:
Equity investments at fair value through OCI and other short-term investments	Ps.	50,033,111	Ps.	62,940	Ps.	—	Ps.	50,096,051
Derivative financial instruments (Note 7)		—		20,928,335		—		20,928,335
Revalued of assets (Note 23)		—		—		107,152,628		107,152,628
Pension plan assets (Note 18)		168,939,091		22,589,392		21,100		191,549,583

Total current assets		218,972,202		43,580,667		107,173,728		369,726,597

Debt instruments at fair value through OCI		—		4,540,344		—		4,540,344

Total	Ps.	218,972,202	Ps.	48,121,011	Ps.	107,173,728	Ps.	374,266,941

Liabilities:
Debt	Ps.	578,712,562	Ps.	135,645,912	Ps.	—	Ps.	714,358,474
Liability related to right-of-use of assets		109,327,241		—		—		109,327,241
Derivative financial instruments (Note 7)		—		14,230,249		—		14,230,249

Total	Ps.	688,039,803	Ps.	149,876,161	Ps.	—	Ps.	837,915,964

	Measurement of fair value at December 31, 2021
	Level 1		Level 2		Level 3		Total
Assets:
Equity investments at fair value through OCI and other short-term investments	Ps.	117,688,176	Ps.	15,026	Ps.	—	Ps.	117,703,202
Derivative financial instruments (Note 7)		—		10,130,806		—		10,130,806
Revalued of assets (Note 23)		—		—		98,172,675		98,172,675
Pension plan assets (Note 18)		196,148,604		22,124,138		54,440		218,327,182

Total current assets		313,836,780		32,269,970		98,227,115		444,333,865

Debt instruments at fair value through OCI		—		6,894,757		—		6,894,757

Total	Ps.	313,836,780	Ps.	39,164,727	Ps.	98,227,115	Ps.	451,228,622

Liabilities:
Debt	Ps.	440,660,165	Ps.	180,122,540	Ps.	—	Ps.	620,782,705
Liability related to right-of-use of assets		98,654,225		—		—		98,654,225
Derivative financial instruments		—		10,034,508		—		10,034,508

Total	Ps.	539,314,390	Ps.	190,157,048	Ps.	—	Ps.	729,471,438

F-7
7

Fair value of derivative financial instruments is valued using valuation techniques with market observable inputs. To determine its Level 2 fair value, the Company applies different valuation techniques including forward pricing and swaps models, using present value calculations. The models incorporate various inputs including credit quality of counterparties, foreign exchange spot and forward rates and interest rate curves. Fair value of debt Level 2 has been determined using a model based on present value calculation incorporating credit quality of AMX. The Company’s investment in equity investments at fair value, specifically the investment in KPN and Verizon, is valued using the quoted prices (unadjusted) in active markets for identical assets. The net realized (loss) gain related to derivative financial instruments for the years ended December 31, 2020 and 2021 was Ps.

2,606,938 and Ps.

(1,664,465) respectively.
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
During the end of the period ended December 31, 2020 and 2021, there were no transfers between the Level 1 and Level 2 fair value measurement hierarchies.
Changes in liabilities arising from financing activities

	At December 31, 2019		Cash flow		Foreign currency exchange and other		At December 31, 2020
Debt	Ps.	624,254,477	Ps.	(53,091,801)	Ps.	57,220,280	Ps.	628,382,956
Liability related to right-of-use of assets		120,596,733		(29,623,565)		18,354,073		109,327,241

Total liabilities from financing activities	Ps.	744,851,210	Ps.	(82,715,366)	Ps.	75,574,353	Ps.	737,710,197

	At December 31, 2020		Cash flow		Foreign currency exchange and other		At December 31, 2021
Debt	Ps.	628,382,956	Ps.	(58,354,281)	Ps.	(5,998,573)	Ps.	564,030,102
Liability related to right-of-use of assets		109,327,241		(30,544,750)		19,871,734		98,654,225

Total liabilities from financing activities	Ps.	737,710,197	Ps.	(88,899,031)	Ps.	13,873,161	Ps.	662,684,327

20. Shareholders’ Equity
a)
Pursuant to the Company’s bylaws, the capital stock of the Company consists of a minimum fixed portion of Ps. 252,371, (nominal amount), represented as of December 31, 2021 by a total of 66,411,260,649 shares (including treasury shares available for placement in accordance with the provisions of the Ley del Mercado de Valores), of which (i) 20,554,697,460 are “AA” shares (full voting rights); (ii) 502,404,175 are “A” shares (full voting rights); and (iii) 45,354,159,014 are “L” shares (limited voting rights).
b)
As of December 31, 2021 and 2020, the Company’s capital stock was represented by 64,689,740,633 shares (20,554,697,460 “AA” shares, 502,404,175 “A” shares and 43,632,638,998 “L” shares), and 66,862,560,649 shares (20,578,173,274 “AA” shares, 519,926,536 “A” shares and 45,764,460,839 “L” shares), respectively.

F-7
8

c)
As of December 31, 2021 and 2020, the Company’s treasury held for placement in accordance with the provisions of the Ley del Mercado de Valores and the Disposiciones de carácter general aplicables a las emisoras de valores y a otros participantes en el Mercado de valores issued by the Comisión Nacional Bancaria y de Valores, a total amount of 1,721,520,016 shares all of which are series L shares and 4,200,651,521 shares (4,200,629,621 “L” shares and 21,900 “A” shares), respectively, all acquired pursuant to the Company’s share repurchase program.
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

Lastly
, “L” shares which have limited voting rights and may be freely subscribed may not exceed, along with “A” shares,
80
% of the Company’s capital stock. For purposes of determining these restrictions, the percentages mentioned above refer only to the number of the Company’s shares outstanding.
Dividends
On April 26, 2021, the Company’s shareholders approved, among other resolutions, the payment of a dividend of Ps. 0.40 (forty peso cents) per share to each of the shares series of its capital stock “AA”, “A” and “L”. It was approved, that such dividend would be paid in two installments of Ps. 0.20 (twenty peso cents) each, on July 19 and November 08, 2021 respectively.
On April 24, 2020, the Company’s shareholders approved, among other resolutions, the payment of a dividend of Ps. 0.38 (thirty-eight peso cents) per share to each of the shares series of its capital stock “AA”, “A” and “L”. It was approved, that such dividend would be paid in two installments of Ps. 0.19 (nineteen peso cents) each, on July 20 and November 09, 2020 respectively.
Legal Reserve
According to the Ley General de Sociedades Mercantiles, companies must allocate from the net profit of each year, at least 5% to increase the legal reserve until it reaches 20% of its capital stock. This reserve may not be distributed to shareholders during the existence of the Company, except as a stock dividend. As of December 31, 2021 and 2020, the legal reserve amounted Ps. 358,440.

9

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
Earnings per Share
The following table shows the computation of the basic and diluted earnings per share:

	For the years ended December 31,
	2019		2020		2021
Net profit for the period attributable to equity holders of the parent from continuing operations	Ps.	57,886,001	Ps.	29,859,980	Ps.	70,712,449
Net profit for the period attributable to equity holders of the parent from discontinued operations		9,844,889		16,992,625		121,710,718

Net profit for the period attributable to equity holders of the parent		67,730,890		46,852,605		192,423,167
Weighted average shares (in millions)		66,016		66,265		65,967

Earnings per share attributable to equity holders of the parent continuing operations	Ps.	0.88	Ps.	0.45	Ps.	1.07

Earnings per share attributable to equity holders of the parent discontinued operations	Ps.	0.15	Ps.	0.26	Ps.	1.85

21. Components of other comprehensive loss (income)
The movement on the components of the other comprehensive (loss) income for the years ended December 31, 2019, 2020 and 2021 is as follows:

	For the years ended December 31,
	2019		2020		2021
Controlling interest:
Unrealized gain (loss) on equity investments at fair value, net of deferred taxes	Ps.	883,409	Ps.	(1,952,414)	Ps.	4,560,869
Translation effect of foreign entities		(34,010,066)		(13,558,774)		(4,837,206)
Translation effect by discontinued operations		—		—		(829,163)
Remeasurement of defined benefit plan, net of deferred taxes		(29,153,554)		(10,026,454)		11,100,835
Asset’s revaluation surplus net of deferred taxes		—		64,835,155		—
Non-controlling interest of the items above		(1,908,304)		14,165,249		(2,135,886)

Other comprehensive (loss) income	Ps.	(64,188,515)	Ps.	53,462,762	Ps.	7,859,449

F-
80

22. Valuation of derivatives, interest cost from labor obligations and other financial items, net
For the years ended December 31, 2019, 2020 and 2021, valuation of derivatives and other financial items are as follows:

	For the years ended December 31,
	2019		2020		2021
Controlling interest:
Gain (loss) in valuation of derivatives, net	Ps.	4,432,023	Ps.	12,378,193	Ps.	(6,755,214)
Capitalized interest expense (Note 10 b)		2,233,358		1,771,613		1,527,259
Commissions		(2,820,477)		(1,135,082)		(1,071,935)
Interest cost of labor obligations (Note 18)		(11,377,054)		(13,105,693)		(14,375,520)
Interest expense on taxes		(516,522)		(59,032)		(243,075)
Dividend received (Note 4)		1,773,336		2,122,826		2,628,600
Gain on net monetary positions		4,267,194		3,262,512		4,876,842
Other financial cost (i)		(4,989,702)		(3,942,459)		(837,023)

Total with discontinued operations	Ps.	(6,997,844)	Ps.	1,292,878	Ps.	(14,250,066)

(i)	Includes discontinued operations of Tracfone (See note 2, Ac)
23. Segments
América Móvil operates in different countries. As mentioned in Note 1, the Company has operations in Mexico, Guatemala, Nicaragua, Ecuador, El Salvador, Costa Rica, Brazil, Argentina, Colombia, Honduras, Chile, Peru, Paraguay, Uruguay, Dominican Republic, Puerto Rico, Panama, Austria, Croatia, Bulgaria, Belarus, Macedonian, Serbia and Slovenia. The accounting policies for the segments are the same as those described in Note 2.
The Chief Executive Officer, who is the Chief Operating Decision Maker (“CODM”), analyzes the financial and operating information by operating segment. All operating segments that (i) represent more than 10% of consolidated revenues, (ii) more than the absolute amount of its reported 10% of profits before income tax or (iii) more than 10% of consolidated assets, are presented separately.
The Company presents the following reportable segments for the purposes of its consolidated financial statements: Mexico (includes Telcel and Corporate operations and assets), Telmex (Mexico), Brazil, Southern Cone (includes Argentina, Chile, Paraguay and Uruguay), Colombia, Andean (includes Ecuador and Peru), Central America (includes Guatemala, El Salvador, Honduras, Nicaragua, Costa Rica and Panama), U.S.A. (excludes Puerto Rico), Caribbean (includes Dominican Republic and Puerto Rico), and Europe (includes Austria, Bulgaria, Croatia, Belarus, Slovenia, Macedonia and Serbia).
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

F-
81

	Mexico	Telmex	Brazil	Southern Cone	Colombia	Andean	Central America	U.S.A.(1)	Caribbean	Europe	Eliminations	Consolidated total
As of and for the year ended December 31, 2019 (in Ps.):
External revenues	226,164,231	84,173,980	177,596,077	54,230,682	74,274,684	55,440,675	46,602,036	—	34,580,822	98,420,289	—	851,483,476
Intersegment revenues	11,676,015	11,863,364	4,182,248	11,041,705	361,386	92,249	132,061	—	1,136,879	—	(40,485,907)	—

Total revenues	237,840,246	96,037,344	181,778,325	65,272,387	74,636,070	55,532,924	46,734,097	—	35,717,701	98,420,289	(40,485,907)	851,483,476
Depreciation and amortization	24,742,622	16,346,927	39,424,474	13,847,506	13,439,489	10,256,129	11,045,817	—	6,322,648	24,975,146	(2,881,971)	157,518,787
Operating income (loss)	67,694,409	9,731,852	28,846,565	4,007,614	15,324,977	8,023,002	5,712,068	—	5,741,368	8,687,862	(9,971,433)	143,798,284
Interest income	23,713,455	1,839,973	3,155,681	896,256	1,306,571	1,283,788	532,046	—	1,478,560	115,359	(28,037,017)	6,284,672
Interest expense	30,972,658	1,439,785	19,021,965	3,849,318	2,952,123	2,422,887	1,406,720	—	1,435,862	2,220,168	(27,810,532)	37,910,954
Income tax	30,000,511	1,528,229	4,251,116	2,022,336	5,405,452	1,681,159	2,355,380	—	719,774	1,946,255	3,843	49,914,055
Equity interest in net income (loss) of associated companies	(3,732)	46,789	(1,538)	(23,424)	—	—	(28,795)	—	—	(6,909)	—	(17,609)
Net profit (loss) attributable to equity holders of the parent continues operations	42,598,946	(1,705,068)	5,618,095	(6,984)	9,571,046	(2,604,646)	2,335,963	—	4,312,630	5,051,145	(7,285,126)	57,886,001
Net profit (loss) attributable to equity holders of the parent discontinued operations	—	—	—	—	—	—	—	—	—	—	—	9,844,889
Net profit (loss) attributable to equity holders of the parent	42,598,946	(1,705,068)	5,618,095	(6,984)	9,571,046	(2,604,646)	2,335,963	—	4,312,630	5,051,145	2,559,763	67,730,890
Assets by segment	915,233,048	201,283,526	382,561,753	132,722,497	115,851,227	94,021,632	77,355,732	30,775,893	100,694,650	191,744,924	(710,311,225)	1,531,933,657
Plant, property and equipment, net	54,589,459	106,869,482	174,761,167	60,537,650	50,133,642	39,068,450	38,934,747	1,405,755	38,223,641	75,707,738	(888,361)	639,343,370
Goodwill	27,396,393	215,381	25,379,805	5,241,305	12,124,685	4,895,331	7,289,748	3,220,105	14,186,723	52,950,325	—	152,899,801
Trademarks, net	46,476	212,324	37,207	—	—	—	—	369,950	227,156	2,595,596	—	3,488,709
Licenses and rights, net	11,087,882	452,504	29,324,718	12,103,980	5,530,422	8,064,487	4,390,547	—	7,942,670	25,951,335	—	104,848,545
Investment in associated companies	3,562,323	610,807	111,073	(7,806)	391	—	25,603	—	—	—	(1,828,198)	2,474,193
Liabilities by segments	718,354,229	175,774,964	297,877,328	103,330,525	55,576,253	55,463,339	37,993,180	31,557,816	54,276,868	124,319,541	(349,497,251)	1,305,026,792

(1)	Restated for discontinued operations.

F-
82

	Mexico	Telmex	Brazil	Southern Cone	Colombia	Andean	Central America	U.S.A. (1)	Caribbean	Europe	Eliminations	Consolidated total
As of and for the year ended December 31, 2020 (in Ps.):
External revenues	214,578,600	77,920,910	163,865,421	55,484,744	77,282,658	53,846,358	48,073,436	—	37,182,842	111,472,191	—	839,707,160
Intersegment revenues	17,663,525	13,668,264	4,207,466	1,220,100	352,694	88,305	121,580	—	1,440,983	—	(38,762,917)	—

Total revenues	232,242,125	91,589,174	168,072,887	56,704,844	77,635,352	53,934,663	48,195,016	—	38,623,825	111,472,191	(38,762,917)	839,707,160
Depreciation and amortization	24,748,756	13,341,479	41,795,397	13,095,004	14,413,760	11,447,356	14,355,899	—	7,094,331	25,593,204	(3,202,788)	162,682,398
Operating income (loss)	70,851,525	11,204,433	25,203,504	1,877,079	15,111,947	8,698,645	4,004,501	—	6,701,086	13,159,865	(11,309,206)	145,503,379
Interest income	21,322,406	1,479,021	2,904,430	980,581	822,447	1,049,261	1,130,767	—	1,105,420	90,746	(25,823,043)	5,062,036
Interest expense	30,936,195	1,306,867	17,976,227	3,334,966	2,586,708	2,223,478	1,559,917	—	1,658,619	2,546,255	(25,467,747)	38,661,485
Income tax	4,905,863	577,178	(4,442,598)	992,831	2,078,789	3,115,693	1,518,953	—	2,524,214	2,234,065	4,282	13,509,270
Equity interest in net income (loss) of associated companies	(3,820)	23,955	(2,972)	(15,422)	—	—	—	—	—	(288,747)	—	(287,006)
Net profit (loss) attributable to equity holders of the parent continues operations	3,613,907	(1,085,038)	4,963,424	1,456,062	16,579,303	4,649,047	1,919,558	—	3,294,111	7,777,426	(13,307,820)	29,859,980
Net profit (loss) attributable to equity holders of the parent discontinued operations	—	—	—	—	—	—	—	—	—	—	—	16,992,625
Net profit (loss) attributable to equity holders of the parent	3,613,907	(1,085,038)	4,963,424	1,456,062	16,579,303	4,649,047	1,919,558	—	3,294,111	7,777,426	3,684,805	46,852,605
Assets by segment	947,396,510	203,081,314	386,982,711	118,266,380	132,210,369	101,717,708	88,690,683	35,083,285	109,914,293	239,583,759	(737,878,785)	1,625,048,227
Plant, property and equipment, net	52,117,395	110,751,083	145,307,497	62,157,797	48,876,853	36,102,261	37,855,227	1,761,595	39,128,447	82,595,077	(876,229)	615,777,003
Revalued of assets	—	—	36,076,207	7,494,408	12,893,284	9,500,708	7,059,247	—	2,572,504	31,556,270	—	107,152,628
Goodwill	26,949,185	215,381	16,048,092	5,436,675	12,253,743	4,866,363	6,345,659	3,362,899	14,186,723	53,388,139	—	143,052,859
Trademarks, net	126,823	181,094	—	—	—	—	—	269,325	219,087	2,981,089	—	3,777,418
Licenses and rights, net	12,017,318	100,623	26,171,345	12,099,873	12,363,039	6,870,531	5,427,857	—	8,616,880	27,963,250	—	111,630,716
Investment in associated companies	51,645	613,449	64,125	(20,970)	395	—	25,413	—	—	—	1,095,703	1,829,760
Liabilities by segments	725,408,198	193,840,756	263,989,566	61,786,265	63,610,642	53,379,366	34,252,511	33,141,315	60,839,340	138,747,621	(319,064,971)	1,309,930,609

(1)	Restated for discontinued operations.

F-
83

	Mexico	Telmex	Brazil	Southern Cone	Colombia	Andean	Central America	Caribbean	Europe	Eliminations	Consolidated total
As of and for the year ended December 31, 2021 (in Ps.):
External revenues	225,219,719	87,189,642	148,729,232	62,030,033	79,312,071	52,888,323	48,468,386	37,858,979	113,838,486	—	855,534,871
Intersegment revenues	18,041,465	15,237,420	4,044,386	329,000	360,638	73,828	98,530	2,069,648	—	(40,254,915)	—

Total revenues	243,261,184	102,427,062	152,773,618	62,359,033	79,672,709	52,962,151	48,566,916	39,928,627	113,838,486	(40,254,915)	855,534,871
Depreciation and amortization	25,797,791	12,740,332	40,342,871	14,996,243	15,067,211	11,211,523	11,962,486	6,987,129	27,469,463	(3,948,183)	162,626,866
Operating income (loss)	77,783,972	21,100,316	21,867,457	2,144,825	15,165,356	7,457,802	8,216,945	8,661,475	13,421,147	(9,686,654)	166,132,641
Interest income	14,864,242	758,126	2,104,574	821,594	431,314	833,540	269,379	701,785	116,031	(17,065,758)	3,834,827
Interest expense	24,586,641	1,385,103	15,875,138	2,987,751	2,240,707	1,213,421	1,219,061	1,066,733	2,414,415	(16,963,658)	36,025,312
Income tax	25,002,390	2,496,010	(9,603,701)	(3,795,160)	3,112,946	2,375,281	2,945,700	2,171,594	3,438,161	1,548	28,144,769
Equity interest in net income (loss) of associated companies	85,648	44,525	4,575	(19,073)	—	—	—	—	(1,757)	—	113,918
Net profit (loss) attributable to equity holders of the parent continues operations	34,195,093	4,594,450	14,185,905	415,994	5,959,563	4,180,473	4,099,930	5,151,166	8,313,018	(10,383,143)	70,712,449
Net profit (loss) attributable to equity holders of the parent discontinued operations	—	—	—	—	—	—	—	—	—	—	121,710,718
Net profit (loss) attributable to equity holders of the parent	34,195,093	4,594,450	14,185,905	415,994	5,959,563	4,180,473	4,099,930	5,151,166	8,313,018	(10,383,143)	192,423,167
Assets by segment	999,502,407	195,869,232	407,458,440	135,862,040	133,232,525	95,719,937	101,725,955	102,949,901	210,944,575	(693,615,163)	1,689,649,849
Plant, property and equipment, net	50,420,866	118,056,718	153,607,199	64,864,986	48,888,907	34,395,339	42,407,727	41,601,009	79,764,422	(983,169)	633,024,004
Revalued of assets	—	—	33,004,669	6,159,077	10,266,464	8,389,460	9,113,632	2,564,149	28,675,224	—	98,172,675
Goodwill	26,965,618	215,381	15,335,322	5,191,841	11,685,585	4,688,154	6,002,380	14,186,723	52,307,190	—	136,578,194
Trademarks, net	90,673	149,865	—	—	—	—	—	229,000	2,822,625	—	3,292,163
Licenses and rights, net	11,081,972	129,233	39,620,009	13,791,003	11,384,533	5,502,139	5,220,437	10,847,685	25,709,849	—	123,286,860
Investment in associated companies	4,725,279	522,403	65,699	(34,401)	351	—	26,348	—	—	(2,253,198)	3,052,481
Liabilities by segments	679,954,783	176,177,522	273,655,967	72,702,285	65,631,866	44,676,727	42,823,861	53,885,848	134,357,142	(308,257,878)	1,235,608,123

F-8
4

24. Recently Issued Accounting Standards
New and amended standards and interpretations
The Company applied for the first-time certain standards and amendments, which are effective for annual periods beginning on or after January 1, 2021. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.
Interest Rate Benchmark Reform – Phase 2: Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16.
The amendments provide temporary reliefs which address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate (RFR). The amendments include the following practical expedients:

•
To require contractual changes, or changes to cash flows that are directly required by the reform, to be treated as changes to a floating interest rate, equivalent to a movement in a market rate of interest

•	To permit changes required by IBOR reform to be made to hedge designations and hedge documentation without the hedging relationship being discontinued

•	To provide temporary relief to entities from having to meet the separately identifiable requirement when an RFR instrument is designated as a hedge of a risk component

These amendments had no impact on the consolidated financial statements of the Company. The Company intends to use the practical expedients in future periods if they become applicable.
COVID-19-Related
Rent Concessions beyond 30 June 2021 Amendments to IFRS 16
On 28 May 2020, the IASB issued
COVID-19-Related
Rent Concessions – amendment to IFRS 16 Leases. The amendments provide relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of the
COVID-19
pandemic. As a practical expedient, a lessee may elect not to assess whether a
COVID-19
related rent concession from a lessor is a lease modification. A lessee that makes this election accounts for any change in lease payments resulting from the
COVID-19
related rent concession the same way it would account for the change under IFRS 16, if the change were not a lease modification.
The amendment was intended to apply until 30 June 2021, but as the impact of the
COVID-19
pandemic is continuing, on 31 March 2021, the IASB extended the period of application of the practical expedient to 30 June 2022.
The amendment applies to annual reporting periods beginning on or after 1 April 2021; however, the Company has not received
COVID-19-related
rent concessions.
New standards, amendments and interpretations not yet effective
The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements are disclosed below. The Company intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.
Amendments to IAS 1: Classification of Liabilities as Current or Non-current
In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current.
The amendments clarify:

•	What is meant by a right to defer settlement

•	That a right to defer must exist at the end of the reporting period

•	That classification is unaffected by the likelihood that an entity will exercise its deferral right

F-8
5

•	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification
The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and must be applied retrospectively. The Company is currently assessing the impact the amendments will have on current practice and whether existing loan agreements may require renegotiation; however, the amendments are not expected to have a material impact on the Company.
Reference to the Conceptual Framework – Amendments to IFRS 3
In May 2020, the IASB issued Amendments to IFRS 3 Business Combinations – Reference to the Conceptual Framework. The amendments are intended to replace a reference to the Framework for the Preparation and Presentation of Financial Statements, issued in 1989, with a reference to the Conceptual Framework for Financial Reporting issued in March 2018 without significantly changing its requirements.
The Board also added an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 or IFRIC 21 Levies, if incurred separately.
At the same time, the Board decided to clarify existing guidance in IFRS 3 for contingent assets that would not be affected by replacing the reference to the Framework for the Preparation and Presentation of Financial Statements.
The amendments are effective for annual reporting periods beginning on or after January 1, 2022 and apply prospectively.
Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16
In May 2020, the IASB issued Property, Plant and Equipment – Proceeds before Intended Use, which prohibits entities deducting from the cost of an item of property, plant and equipment, any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss. The amendment is effective for annual reporting periods beginning on or after January 1, 2022 and must be applied retrospectively to items of property, plant and equipment made available for use on or after the beginning of the earliest period presented when the entity first applies the amendment. The amendments are not expected to have a material impact on the Company.
Onerous Contracts – Costs of Fulfilling a Contract – Amendments to IAS 37
In May 2020, the IASB issued amendments to IAS 37 to specify which costs an entity needs to include when assessing whether a contract is onerous or loss-making.
The amendments apply a “directly related cost approach”. The costs that relate directly to a contract to provide goods or services include both incremental costs and an allocation of costs directly related to contract activities. General and administrative costs do not relate directly to a contract and are excluded unless they are explicitly chargeable to the counterparty under the contract.
The amendments are effective for annual reporting periods beginning on or after January 1, 2022. The Company will apply these amendments to contracts for which it has not yet fulfilled all its obligations at the beginning of the annual reporting period in which it first applies the amendments.

6

IFRS 1 First-time Adoption of International Financial Reporting Standards – Subsidiary as a first-time adopter
As part of its 2018-2020 annual improvements to IFRS standards process, the IASB issued an amendment to IFRS 1 First-time Adoption of International Financial Reporting Standards. The amendment permits a subsidiary that elects to apply paragraph D16(a) of IFRS 1 to measure cumulative translation differences using the amounts reported by the parent, based on the parent’s date of transition to IFRS.
This amendment is also applied to an associate or joint venture that elects to apply paragraph D16(a) of IFRS 1. The amendment is effective for annual reporting periods beginning on or after January 1, 2022 with earlier adoption permitted.
IFRS 9 Financial Instruments – Fees in the ’10 per cent’ test for derecognition of financial liabilities
As part of its 2018-2020 annual improvements to IFRS standards process the IASB issued amendment to IFRS 9. The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment.
The amendment is effective for annual reporting periods beginning on or after January 1, 2022 with earlier adoption permitted. The amendments are not expected to have a material impact on the Company.
Definition of Accounting Estimates – Amendments to IAS 8
In February 2021, the IASB issued amendments to IAS 8, in which it introduces a definition of ‘accounting estimates’. The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. Also, they clarify how entities use measurement techniques and inputs to develop accounting estimates.
The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and apply to changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. Earlier application is permitted as long as this fact is disclosed.
The amendments are not expected to have a material impact on the Company.
Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement 2
In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements, in which it provides guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures.
The amendments to IAS 1 are applicable for annual periods beginning on or after January 1, 2023 with earlier application permitted. Since the amendments to the Practice Statement 2 provide non-mandatory guidance on the application of the definition of material to accounting policy information, an effective date for these amendments is not necessary.

F-
8
7

The Company is currently assessing the impact of the amendments to determine the impact they will have on the Company’s accounting policy disclosures.
25. Subsequent Events
a) In July 2020, the Company announced that its Brazilian subsidiary, Claro S.A. (“Claro”), agreed to extend and amend the binding offer submitted, jointly with Telefónica Brasil S.A. (“Telefonica”) and TIM S.A. (“TIM”), for the acquisition of the mobile business owned by Oi Group, in the amount of R
$
16,500

million. Such joint offer contemplated, additionally, the possibility of entering into long term agreements for the use of infrastructure with Oi Group. The offer was submitted by the parties, and is subject to certain conditions, including their right to make a higher bid than another offer potentially presented by a third party (“right to top”) in the competitive process of Oi Group’s mobile business sale. Therefore, Claro believes that the joint offer with TIM and Telefonica is the one that best serves the interests of current customers of Oi, as it provides long-term experience in the Brazilian market, investment capacity and technical innovation to the sector as a whole; besides being in line with current regulation. On February 9, 2022, the Company announced that Brazil’s antitrust authority had approved the sale.
This
transaction
closed on
April 20, 2022.
b) On March 18, 2022, the Company entered into a credit agreement providing for borrowings in an amount up to Ps.20,558,500 with a group of lenders and BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México, as administrative agent for the lenders (the “Sitios Credit Facility”). The full principal amount available under the Sitios Credit Facility was disbursed on March 23, 2022. Under this credit agreement, the Company is an initial co-borrower with Torres Latinoamérica, S.A. de C.V. (“Torres”). In connection with the spin-off (through an escisión) by the Company of certain of its telecommunications towers and other associated passive infrastructure outside of Mexico to a new company (the “Sitios Spin-off”) to be named Sitios Latinoamérica, S.A.B. de C.V. (“Sitios”), on the date on which Sitios is duly incorporated in accordance with Mexican law, pursuant to the resolutions approved by the shareholders of the Company in the extraordinary shareholders’ meeting dated as of September 29, 2021, the Company will be released from its obligations under the Sitios Credit Facility and all liabilities with respect thereto will be transferred to Sitios, and Sitios will assume all of our obligations thereunder. After such date, Torres will continue to be a co-borrower under the Sitios Credit Facility and Torres do Brasil S.A. will become a guarantor thereunder.

c) In April 2022, the Company issued a bond for a total of U.S.$ 1 billion at a rate of 5.375% maturing in 2032. América Móvil plans to transfer, through the spin-off, the total amount of the bonds to Sitios and any obligation of the Company with respect to the Sitios notes will be extinguished.

d) On April 14, 2022, the Company acquired a loan of 1,640.8 million reais maturing in 2023 at a rate of 13.32%.

]