Form 20-F
period 2022-12-31
AMERICA MOVIL SAB DE CV/
filed 2023-05-01
CIK 1129137

As filed with
th
e Securities and Exchange Commission on May 1, 2023
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 20-F
☐
 REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☒
 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022 or
☐
 TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☐
 SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

For the transition period from

to

Commission file number:
1-16269
AMÉRICA MÓVIL, S.A.B. DE C.V.
(exact name of registrant as specified in its charter)
America Mobile
(translation of registrant’s name into English)
United Mexican States
(jurisdiction of incorporation)
Lago Zurich 245, Plaza Carso / Edificio Telcel, Colonia Ampliación Granada, Miguel Hidalgo, 11529, Mexico City, Mexico
(address of principal executive offices)
Daniela Lecuona Torras
Lago Zurich 245,
Plaza Carso / Edificio Telcel
, Piso 16, Colonia Ampliación Granada, Miguel Hidalgo 11529 Mexico City, Telephone: (5255) 2581-3700 / Facsimile: (5255) 2581-4422
E-mail:
daniela.lecuona@americamovil.com
(name, telephone,
e-mail
and/or facsimile number and address of company contact person)
Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading symbol	Name of each exchange on which registered
American Depositary Shares, each representing 20 B Shares, without par value	AMX	New York Stock Exchange
3.625% Senior Notes Due 2029	AMX29	New York Stock Exchange
2.875% Senior Notes Due 2030	AMX30	New York Stock Exchange
4.700% Senior Notes Due 2032	AMX32	New York Stock Exchange
6.375% Senior Notes Due 2035	AMX35	New York Stock Exchange
6.125% Senior Notes Due 2037	AMX37	New York Stock Exchange
6.125% Senior Notes Due 2040	AMX40	New York Stock Exchange
4.375% Senior Notes Due 2042	AMX42	New York Stock Exchange
4.375% Senior Notes Due 2049	AMX49	New York Stock Exchange
Securities registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
The number of outstanding shares of each of the registrant’s classes of capital or common stock as of December 31, 2022:
(1)

20,555 million	AA Shares
488 million	A Shares
42,282 million	L Shares
(1)
Pursuant to the terms of the Reclassification (as defined below), we converted all of our AA Shares, A Shares and L Shares into a single series of B Shares on a one for one basis. As of March 31, 2023, we have 63,224 million B outstanding Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.	Yes	X	No	☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.	Yes	☐	No	X

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
	Yes	X	No	☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation
S-T
(§ 232.405 of this Chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
	Yes	X	No	☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule
12b-2
of the Exchange Act

X	Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☐	Emerging growth company

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

Yes	X	No	☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.
Yes	☐	No	☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §
240.10D-1(b).
Yes	☐	No	☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing

☐ U.S. GAAP	X	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.	☐ Item 17	☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).	Yes	☐	No	X

2022 ANNUAL REPORT FORM 20-F ENABLING A NEW DIGITAL ERA america movil

/Administration
/Legal
/Promotion
/Research
/Engineering

(See Form 20-F Cross Reference Guide on page 93)

6	SELECTED FINANCIAL DATA

9	PART I: INFORMATION ON THE COMPANY

10	ABOUT AMÉRICA MÓVIL

17	OUR NETWORKS

18	OUR COMPETITORS

19	ACQUISITIONS, OTHER INVESTMENTS AND DIVESTITURES

20	MARKETING, SALES AND DISTRIBUTION, CUSTOMER SERVICES

23	PART II: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

24	OVERVIEW

26	RESULTS OF OPERATIONS

32	LIQUIDITY AND CAPITAL RESOURCES

37	PART III: RISK FACTORS

49	PART IV: SHARE OWNERSHIP AND MAJOR SHAREHOLDERS TRADING

50	MAJOR SHAREHOLDERS

51	RELATED PARTY TRANSACTIONS

52	DIVIDENDS

52	TRADING MARKETS

52	BYLAWS

53	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATE PURCHASERS

54	TAXATION OF SHARES AND ADSS

58	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

61	PART V: CORPORATE GOVERNANCE

62	MANAGEMENT

66	CORPORATE GOVERNANCE

68	CONTROLS AND PROCEDURES

71	CORPORATE SUSTAINABILITY REPORT

72	CODE OF ETHICS

75	PART VI: REGULATION

89	PART VII: ADDITIONAL INFORMATION

90	EMPLOYEES

90	LEGAL PROCEEDINGS

91	PRINCIPAL ACCOUNTANT FEES AND SERVICES

91	ADDITIONAL INFORMATION

92	FORWARD-LOOKING STATEMENTS

93	FORM 20-F CROSS REFERENCE GUIDE

95	SIGNATURES

97	PART VIII: CONSOLIDATED FINANCIAL STATEMENTS

We prepared our audited consolidated financial statements included in this annual report in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The selected financial information should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements.

We present our consolidated financial statements in Mexican pesos. This annual report contains translations of various peso amounts into U.S. dollars at specified rates solely for your convenience. You should not construe these translations as representations that the peso amounts actually represent the U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated U.S. dollar amounts from pesos at the exchange rate of Ps.19.4143 to U.S.$1.00, which was the rate reported by Banco de México on December 30, 2022, as published in the Official Gazette of the Federation (Diario Oficial de la Federación, or “Official Gazette”).

On November 23, 2021, we completed the sale of our U.S. operations to Verizon Communications Inc. (“Verizon”), as previously disclosed in our press release furnished on a report on Form 6-K on November 23, 2021. As a result, in accordance with IFRS 5, the operations of TracFone Wireless Inc. (“TracFone”) are classified as discontinued operations for all years prior to 2022 presented in the consolidated financial information included in this report. Accordingly, results are presented in the profit after tax from discontinued operations in the consolidated financial information included in this annual report. Operating and financial information presented herein therefore excludes TracFone, including for periods prior to the sale.

On July 1, 2022, we completed the sale of our Panamanian operations to Cable & Wireless Panama, S.A., an affiliate of Liberty Latin America, Ltd. (“LLA”), as previously disclosed in our press release furnished on a report on Form 6-K on July 1, 2022. As a result, in accordance with IFRS 5, the operations of Claro Panama, S.A. (“Claro Panama”) are classified as discontinued operations for all years presented in the consolidated financial information included in this report. Accordingly, results are presented in the loss after tax from discontinued operations in the consolidated financial information included in this annual report. Operating and financial information presented herein therefore excludes Claro Panama, including for periods prior to the sale.

On August 8, 2022, we completed the spin-off of our telecommunications towers and other related passive infrastructure in Latin America outside of Mexico, other than Colombia and our telecommunications towers existing in Peru and in the Dominican Republic prior to the spin-off, as previously disclosed in our press release furnished on a report on Form 6-K on August 8, 2022. As part of the spin-off and the associated corporate restructuring, we contributed to Sitios Latinoamérica, S.A.B. de C.V. (“Sitios”) capital stock, assets and liabilities, mainly consisting of the shares of our subsidiaries holding telecommunications towers and other associated infrastructure in Latin America outside of Mexico, other than Colombia and our telecommunications towers existing in Peru and in the Dominican Republic prior to the spin-off. As a result, the assets and liabilities of Sitios no longer appear in the consolidated financial information included in this report. We maintain commercial relationships with Sitios through our subsidiaries, which are parties to master service agreements for passive infrastructure sharing with Sitios for the use of tower space, property and other equipment. The terms of those agreements for tower space are between five (5) and twelve (12) years, while terms for property and other equipment are usually between five (5) and twenty five (25) years, each with an option to renew.

On October 6, 2022, we entered into an agreement to combine our Chilean operations with LLA in order to create Claro Chile, SpA, a 50:50 joint venture (“Claro Chile, SpA”), as a result of which Claro Chile, S.A. (“Claro Chile”) ceased to be our wholly owned subsidiary, as previously disclosed in our press release furnished on a report on Form 6-K on October 6, 2022. In accordance with IFRS 11, this transaction was classified as a joint venture, since we exercise joint control over Claro Chile, SpA with LLA, and all relevant decisions require the consent of both parties. As a result, in accordance with IFRS 5, the operations of Claro Chile are classified as discontinued operations for all years presented in the consolidated financial information included in this report and are recognized through the equity method from October 6, 2022. Accordingly, results are presented in the loss after tax from discontinued operations in the consolidated financial information included in this annual report. Operating and financial information presented herein therefore excludes Claro Chile, including for periods prior to the joint venture agreement.

We have not included earnings or dividends on a per American Depositary Share (“ADS”) basis. As of December 31, 2022, each L Share ADS represented 20 L Shares and each A Share ADS represented 20 A Shares. As a result of the Reclassification (as defined below), as of March 31, 2023, we only had B Share ADSs, and each B Share ADS represented 20 B Shares.

	FOR THE YEAR ENDED DECEMBER 31,

		2020 (2)		2021 (3)		2022		2022
	(in millions of Mexican pesos, except share and per share amounts)						(in millions of U.S. dollars, except share and per share amounts)

STATEMENT OF COMPREHENSIVE INCOME DATA:
Operating revenues	Ps.	815,399	Ps.	830,687	Ps.	844,501	U.S.	43,499
Operating costs and expenses		512,371		506,828		514,996		26,526
Depreciation and amortization		154,215		156,303		158,634		8,171
Operating income		148,813		167,556		170,871		8,802
Net profit for the year from continuing operations	Ps.	39,439	Ps.	72,090	Ps.	88,225	U.S.	4,544
Net profit (loss) for the year from discontinued operations		11,588		124,236		(6,719)		(346)

Net profit for the year	Ps.	51,027	Ps.	196,326	Ps.	81,506	U.S.	4,198

NET PROFIT ATTRIBUTABLE FOR THE YEAR TO:
Equity holders of the parent from continuing operations	Ps.	35,265	Ps.	68,187	Ps.	82,878	U.S.	4,269
Equity holders of the parent from discontinued operations		11,588		124,236		(6,719)		(346)
Equity holders of the parent	Ps.	46,853	Ps.	192,423	Ps.	76,159	U.S.	3,923
Non-controlling interests		4,174		3,903		5,347		275

Net profit for the year	Ps.	51,027	Ps.	196,326	Ps.	81,506	U.S.	4,198

EARNINGS PER SHARE:
Basic and diluted from continuing operations	Ps.	0.53	Ps.	1.03	Ps.	1.30	Ps.	0.07
Basic and diluted from discontinued operations	Ps.	0.17	Ps.	1.88	Ps.	(0.11)		(0.01)
Dividends declared per share (1)	Ps.	0.38	Ps.	0.40	Ps.	0.44		0.02

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (MILLIONS):
Basic		66,265		65,967		63,936		-
Diluted		66,265		65,967		63,936		-

BALANCE SHEET DATA:
Property, plant and equipment, net	Ps.	722,930	Ps.	731,197	Ps.	657,226	U.S.	33,853
Right of use assets		101,977		90,372		121,874		6,278
Total assets		1,625,048		1,689,650		1,618,099		83,347
Short-term debt and current portion of long-term debt		148,083		145,223		102,024		5,255
Short-term lease debt		25,068		27,632		32,902		1,695
Long-term debt		480,300		418,807		408,565		21,045
Long-term lease debt		84,259		71,022		101,247		5,215
Capital stock		96,342		96,333		95,365		4,912

Total equity	Ps.	315,118	Ps.	454,042	Ps.	437,829	U.S.	22,553

NUMBER OF OUTSTANDING SHARES (MILLIONS) (4):
AA Shares		20,578		20,555		20,555		-
A Shares		520		502		488		-
L Shares		45,764		43,633		42,282		-

(1)

Figures for each year provided represent the annual dividend declared at the general shareholders’ meeting that year. For information on dividends paid per share translated into U.S. dollars, see “Share Ownership and Trading—Dividends” under Part IV of this annual report.

(2)

For the year 2020, the financial statements were restated to reflect the sale of TracFone, Claro Panama and the incorporation of the joint venture with Claro Chile, SpA. See Note 2 Ac to our audited consolidated financial statements included in this annual report.

(3)

For the year 2021, the financial statements were restated to reflect the sale of Claro Panama and the incorporation of the joint venture with Claro Chile, SpA. See Note 2 Ac to our audited consolidated financial statements included in this annual report.

(4)

Pursuant to the terms of the Reclassification (as defined below), we converted all of our AA Shares, A Shares and L Shares into a single series of B Shares on a one for one basis. As of March 31, 2023, we have 63,224 million B Shares outstanding.

PART I: INFORMATION ON THE COMPANY

HISTORY AND CORPORATE INFORMATION

América Móvil, S.A.B. de C.V. (“América Móvil,” “we” or the “Company”) is a Sociedad Anónima Bursátil de Capital Variable organized under the laws of Mexico.

We were established in 2000 when Teléfonos de México, S.A.B. de C.V. (“Telmex”), a fixed-line Mexican telecommunications operator privatized in 1990, spun off to us its wireless operations in Mexico and other countries. We have made significant acquisitions throughout Latin America, the United States, the Caribbean and Europe, and we have also expanded our businesses organically.

Our principal executive offices are located at Lago Zurich 245, Plaza Carso / Edificio Telcel, Colonia Ampliación Granada, Miguel Hidalgo, 11529, Mexico City, Mexico. Our telephone number at this location is (5255) 2581-3700.

BUSINESS OVERVIEW

We provide telecommunications services in 22 countries. We are a leading telecommunications services provider in Latin America, ranking first in wireless, fixed-line, broadband and Pay TV services based on the number of revenue generating units (“RGUs”).

Our largest operations are in Mexico and Brazil, which together account for over half of our total RGUs and where we have the largest market share based on RGUs. We have operations in 15 countries in the Americas and seven countries in Central and Eastern Europe as of December 31, 2022. For a list of our principal subsidiaries, see Note 2 a(ii) to our audited consolidated financial statements and “Additional Information—Exhibit 8.1” under Part VII of this annual report.

We intend to build on our position as a leader in integrated telecommunications services in Latin America and the Caribbean, and to grow in other parts of the world by continuing to expand our subscriber base through the development of our existing businesses and strategic acquisitions when opportunities arise. We have developed world-class integrated telecommunications platforms to offer our customers new services and enhanced communications solutions with higher data speed transmissions at lower prices. We continue investing in our networks to increase coverage and implement new technologies to optimize our network capabilities. See “Operating and Financial Review and Prospects—Overview” under Part II of this annual report for a discussion on the seasonality of our business.

Recent Developments Relating to Our Business

On November 23, 2021, we completed the sale of our U.S. operations to Verizon, as previously disclosed in our press release furnished on a report on Form 6-K on November 23, 2021. As a result, in accordance with IFRS 5, TracFone’s operations are classified as discontinued operations for all years prior to 2022 presented in the consolidated financial information included in this report. Accordingly, where applicable, results are presented in the profit after tax from discontinued operations in the consolidated financial information included in this annual report. Operating and financial information presented herein therefore excludes TracFone, including for periods prior to the sale.

On July 1, 2022, we completed the sale of our Panamanian operations to Cable & Wireless Panama, S.A., an affiliate of LLA, as previously disclosed in our press release furnished on a report on Form 6-K on July 1, 2022. As a result, in accordance with IFRS 5, Claro Panama’s operations are classified as discontinued operations for all years presented in the consolidated financial information included in this report. Accordingly, results are presented in the loss after tax from discontinued operations in the consolidated financial information included in this annual report. Operating and financial information presented herein therefore excludes Claro Panama, including for periods prior to the sale.

On August 8, 2022, we completed the spin-off of our telecommunications towers and other related passive infrastructure in Latin America outside of Mexico, other than Colombia and our telecommunications towers existing in Peru and in the Dominican Republic prior to the spin-off, as previously disclosed in our press release furnished on a report on Form 6-K on August 8, 2022. As part of the spin-off and the associated corporate restructuring, we contributed to Sitios capital stock, assets and liabilities, mainly consisting of the shares of our subsidiaries holding telecommunications towers and other associated infrastructure in Latin America outside of Mexico, other than Colombia and our telecommunications towers existing in Peru and in the Dominican Republic prior to the spin-off. As a result, the assets and liabilities of Sitios no longer appear in the consolidated financial information included in this report. We maintain commercial relationships with Sitios through our subsidiaries, which are parties to master service agreements for passive infrastructure sharing with Sitios for the use of tower space, property and other equipment. The terms of those agreements for tower space are between five (5) and twelve (12) years, while terms for property and other equipment are usually between five (5) and twenty five (25) years, each with an option to renew.

On October 6, 2022, we entered into an agreement to combine our Chilean operations with LLA in order to create Claro Chile, SpA, as a result of which Claro Chile ceased to be our wholly owned subsidiary, as previously disclosed in our press release furnished on a report on Form 6-K on October 6, 2022. In accordance with IFRS 11, this transaction was classified as a joint venture, since we exercise joint control over Claro Chile, SpA with LLA, and all relevant decisions require the consent of both parties. As a result, in accordance with IFRS 5, the operations of Claro Chile are classified as discontinued operations for all years presented in the consolidated financial information included in this report and are recognized through the equity method from October 6, 2022. Accordingly, results are presented in the loss after tax from discontinued operations in the consolidated financial information included in this annual report. Operating and financial information presented herein therefore excludes Claro Chile, including for periods prior to the joint venture agreement.

On February 6, 2023, we entered into a definitive agreement with Österreichische Beteiligungs AG (“OBAG”) with respect to OBAG’s and América Móvil’s participations in Telekom Austria

AG (“Telekom Austria” or “TKA”) (the “TKA Shareholders Agreement”), which became effective on February 6, 2023. The TKA Shareholders Agreement provides a new term of 10 years from February 2, 2023 and ensures AMX leadership and control over Telekom Austria Group. Also, it provides AMX the right to continue to nominate the majority of the Supervisory Board members of Telekom Austria and to nominate the Chairman and Chief Executive Officer of the Management Board of Telekom Austria with decision making vote over all management decisions. As part of the renewal of the TKA Shareholders Agreement, AMX and OBAG have agreed to firmly support the spin-off of the mobile towers in most of the countries in which Telekom Austria operates, including Austria. The implementation of the tower spin-off will not result in changes in the core shareholder structure. Shareholders intend to list the shares of the tower company on the Vienna Stock Exchange. Implementation of the tower spin-off is subject to required corporate and regulatory approvals, including the approval by the shareholders of Telekom Austria.

Other Recent Developments

Pursuant to the terms of the Reclassification (as defined below), we converted all of our AA Shares, A Shares and L Shares into a single series of B Shares on a one for one basis. In connection with the Reclassification, each of our L Share ADSs and A Share ADSs were cancelled and the corresponding number of ADSs representing B Shares were distributed to the applicable holders of L Share ADSs and A Shares ADSs. For more information on the Reclassification, see Part IV “Share Ownership and Major Shareholders Trading” of this annual report.

The following map illustrates the geographic diversity of our operations and certain key performance indicators (“KPIs”) as of December 31, 2022.

Geographic Diversity and KPIs of America Movil as of December 31, 2022: MEXICO TELCEL TELMEX Licensed Population 130 Wireless Subscribers 82,851 Revenue Generating Units (RGUs) 20,824 Wireless Penetration 104% Wireless and fixed operations ECUADOR CLARO Licensed Population 17 Wireless Subscribers 9,028 Revenue Generating Units (RGUs) 614 Wireless Penetration 99% Wireless and fixed operations PERU CLARO Licensed Population 34 Wireless Subscribers 12,338 Revenue Generating Units (RGUs) 1,994 Wireless Penetration 124% Wireless and fixed operations ARGENTINA, PARAGUAY & URUGUAY CLARO Licensed Population 57 Wireless Subscribers 26,915 Revenue Generating Units (RGUs) 2,865 Wireless Penetration 133% Uruguay / Wireless operation Argentina and Paraguay / Wireless and fixed operations

AUSTRIA & EASTERN EUROPE TELEKOM AUSTRIA Licensed Population 40 Wireless Subscribers 23,897 Revenue Generating Units (RGUs) 6,204 Wireless Penetration 151% Paises / Wireless operation Paises / Wireless and fixed operations CENTRAL AMERICA & CARIBBEAN CLARO Licensed Population 60 Wireless Subscribers 24,018 Revenue Generating Units (RGUs) 7,398 Wireless Penetration 104% Wireless and fixed operations COLOMBIA CLARO Licensed Population 52 Wireless Subscribers 37,550 Revenue Generating Units (RGUs) 9,248 Wireless Penetration 151% Wireless and fixed operations BRAZIL CLARO Licensed Population 215 Wireless Subscribers 83,260 Revenue Generating Units (RGUs) 24,136 Wireless Penetration 120% Wireless and fixed operations Latest available information. Licensed Population in millions Wireless Subscribers and Revenue Generating Units in thousands

KEY PERFORMANCE INDICATORS

We have identified RGUs as a KPI that helps measure the performance of our operations. The table below includes the number of our wireless subscribers and our fixed RGUs, which together make up the total RGUs, in the countries where we operate. Wireless subscribers consist of the number of prepaid and postpaid subscribers to our wireless services. Fixed RGUs consist of fixed voice, fixed data and Pay TV units (which include customers of our Pay TV services and, separately, of certain other digital services). The figures below reflect total wireless subscribers and fixed RGUs of all our consolidated subsidiaries, without adjustments to reflect our equity interest, in the following reportable segments:

•	Mexico Wireless;
•	Mexico Fixed;
•	Brazil;
•	Colombia;
•	Southern Cone (Argentina, Paraguay and Uruguay);
•	Andean Region (Ecuador and Peru);
•	Central America (Costa Rica, El Salvador, Guatemala, Honduras and Nicaragua);
•	the Caribbean (the Dominican Republic and Puerto Rico); and
•	Europe (Austria, Belarus, Bulgaria, Croatia, North Macedonia, Serbia and Slovenia).

	AS OF DECEMBER 31,
	2020	2021	2022

	(in thousands)
WIRELESS SUBSCRIBERS
Mexico	77,789	80,539	82,851
Brazil	63,140	70,541	83,260
Colombia	33,009	35,062	37,550
Southern Cone	24,234	26,348	26,915
Andean Region	18,877	20,774	21,365
Central America	14,339	15,753	16,673
Caribbean	6,422	7,020	7,345
Europe	21,864	22,766	23,897
Total Wireless Subscribers	259,674	278,803	299,856
FIXED RGUS:
Mexico	21,925	21,408	20,824
Brazil	26,652	25,291	24,136
Colombia	8,318	8,876	9,248
Southern Cone	1,459	2,020	2,865
Andean Region	2,158	2,444	2,608
Central America	4,207	4,376	4,624
Caribbean	2,558	2,608	2,774
Europe	6,050	6,077	6,204
Total Fixed RGUs	73,327	73,100	73,283
Total RGUs	333,001	351,903	373,139

PRINCIPAL BRANDS

We operate in all of our geographic segments under the Claro brand name, except in Mexico and Europe, where we principally do business under the brand names listed below.

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

Wireless Operations

In 2022, our wireless voice and data operations generated revenues of Ps.430.4 billion, representing 51.0% of our consolidated revenues. As of December 31, 2022, our wireless operations represented approximately 80.4% of our total RGUs, an increase from 79.2%, as of December 31, 2021.

VOICE AND DATA. Our wireless subsidiaries provide voice communication services across the countries in which they operate. We offer international roaming services to our wireless subscribers through a network of cellular service providers with which our wireless subsidiaries have entered into international roaming agreements around the world, and who provide GSM, 3G, 4G-LTE and 5G roaming services.

The voice and data plans are either “postpaid,” where the customer is billed monthly for the previous month, or “prepaid,” where the customer pays in advance for a specified volume of use over a specified period. Postpaid plans increased as a percentage of the wireless base from 37.6% in December 2021 to 38.0% as of December 31, 2022, while prepaid plans represented 62.0% as of December 31, 2022.

Our wireless voice services are offered under a variety of plans to meet the needs of different market segments. In addition, we often bundle wireless data communications services together with wireless voice services. Our wireless subsidiaries had approximately 300 million wireless voice and data subscribers as of December 31, 2022.

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

In general, our average rates per minute of wireless voice are very competitive for both prepaid and postpaid plans. On average, rates per minute of wireless voice used in 2022 increased by approximately 5.4% at constant exchange rates relative to 2021.

In addition, the plans we offer our retail customers include selective discounts and promotions that reduce the rates our customers pay.

VALUE-ADDED SERVICES. As part of our wireless data business, our subsidiaries offer value-added services that include Internet access, messaging and other wireless entertainment and corporate services through GSM/EDGE, 3G, 4G LTE and 5G networks.

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

Fixed Operations

In 2022, our fixed voice, data, broadband and IT solutions had revenues of Ps.258.4 billion, representing 30.6% of our consolidated revenues. As of December 31, 2022, our fixed operations represented approximately 19.6% of our total RGUs, a decrease from 20.8% as of December 31, 2021.

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

Pay TV

We offer Pay TV through cable and satellite TV subscriptions to both retail and corporate customers under a variety of plans. As of December 31, 2022, we had approximately 13.3 million Pay TV RGUs, an increase of approximately 7.6 thousand Pay TV RGUs from the prior year.

Equipment, Accessories and Computer Sales

Equipment, accessories and computer sales primarily include the sale of handsets, accessories and other equipment.

Other Services

Other services include other businesses such as telephone directories, call center services, wireless security services, advertising, media and software development services.

OTT Services

We sell video, audio and other media content that is delivered through the internet directly from the content provider to the viewer or end user. Our most important service is ClaroVideo, an on-demand internet streaming video provider with more than 33,600 content titles sold across all the Latin American and Caribbean markets in which we operate. We offer bundled packages of ClaroVideo, which may include:

•	Subscription video on demand, providing unlimited access to a catalogue of over 33,600 titles for a fixed monthly subscription fee;

•	Transactional video on demand and electronic sell-through, offering the option to rent or buy new content releases; and

•	Add-on services such as subscription and other OTT services through a platform payment system, including access to FOX, HBO, Noggin and Paramount+, among others.

We also offer an advertised and unlimited music streaming and downloading service in 15 countries in Latin America and Europe through ClaroMúsica, with access to approximately 50 million titles across all music genres.

Services and Products by Country

The following table is a summary of our principal services rendered and products produced as of December 31, 2022, in the countries in which we operate.

	WIRELESS VOICE, DATA AND VALUE ADDED SERVICES(1)	FIXED VOICE, BROADBAND, DATA AND IT SERVICES(2)	PAY TV	OTT SERVICES(3)
Argentina	●	●	●	●
Austria	●	●	●	●
Belarus	●	●	●	●
Brazil	●	●	●	●
Bulgaria	●	●	●	●
Colombia	●	●	●	●
Costa Rica	●	●	●	●
Croatia	●	●	●	●
Dominican Republic	●	●	●	●
Ecuador	●	●	●	●
El Salvador	●	●	●	●
Guatemala	●	●	●	●
Honduras	●	●	●	●
North Macedonia	●	●	●	●
Mexico	●	●		● (4)
Nicaragua	●	●	●	●
Paraguay	●	●	●	●
Peru	●	●	●	●
Puerto Rico	●	●	●	●
Serbia	●			●
Slovenia	●	●	●	●
Uruguay	●			●

  (1)Includes voice communication and international roaming services, interconnection and termination services, SMS, MMS, e-mail, mobile browsing, entertainment and gaming applications.

  (2)Includes local calls, national and international long distance.

  (3)Includes ClaroVideo and ClaroMúsica.

  (4)Services provided by non-concessionaire subsidiaries.

Our networks are one of our main competitive advantages. Today, we own and operate one of the largest integrated platforms based on our covered population across 15 countries in Latin America, and we are expanding our network in Europe.

INFRASTRUCTURE

For the year ended December 31, 2022, our capital expenditures totaled Ps.159.8 billion, which allowed us to increase our network, to expand our capacity and to upgrade our systems to operate with the latest technologies. With fully convergent platforms, we are able to deliver high-quality voice, video and data products.

As of December 31, 2022, the main components of our infrastructure were comprised of:

•

Cell sites: 103,055 sites with 2G, 3G, 4G and 5G technologies across Latin America and Europe. Tower space for our cell sites is a combination of towers we own, and tower spaces leased from third parties. Additionally, we have been expanding our coverage and improving quality and speed with a number of street cells and indoor solutions. On August 8, 2022, we completed the spin-off to Sitios of our telecommunications towers and other related passive infrastructure in Latin America outside of Mexico, other than Colombia and our telecommunications towers existing in Peru and in the Dominican Republic prior to the spin-off, as previously disclosed in our press release furnished on a report on Form 6-K on August 8, 2022. See “Acquisitions, Other Investments and Divestitures.”

•	Fiber-optic network: More than 1,096 km. Our network passed approximately 93 million homes.

•

Submarine cable systems: Capacity in more than 197 thousand km of submarine cables, including the AMX-1 submarine cable that extends 18,300 km and connects the United States to Central and South America with 13 landing points and also the South Pacific Submarine Cable that extends 7,300 km along the Latin American Pacific coast, connecting Guatemala, Ecuador, Peru and Chile with five landing points. Both systems provide international connectivity to all of our subsidiaries in these geographic areas.

•

Satellites: Five (5). Star One S.A. (“Star One”) has the most extensive satellite system in Latin America, with a fleet that covers the United States, Mexico, Central America and South America. We use these satellites to supply capacity for DTH services for Claro TV throughout Brazil and in other DTH Operations, as well as cellular backhaul, video broadcast and corporate data networks.

•

Data centers: 33. We use our data centers to manage a number of cloud solutions, such as Infrastructure as a Service (“IAAS”), Software as a Service (“SAAS”), security solutions and unified communications.

TECHNOLOGY

Our primary wireless networks use GSM/EDGE, 3G and 4G LTE technologies, which we offer in most of the countries where we operate. We aim to increase the speed of transmission of our data services and have been expanding our 4G LTE and 5G coverage. We have begun our 5G rollout in some countries. In February 2022, we launched 5G through Telcel, which was the largest data infrastructure deployment in Latin America. At launch, we covered 18 cities in Mexico and as of December 31, 2022, we covered 100 cities. In Brazil, we covered 59 cities with 5G services as of December 31, 2022.

We transmit wireless calls and data through radio frequencies that we use under spectrum licenses. Spectrum is a limited resource, and, as a result, we may face spectrum and capacity constraints on our wireless network. We continue to invest significant capital in expanding our network capacity and reach and to address spectrum and capacity constraints on a market-by-market basis.

The table below presents a summary of the population covered by our network, by country, as of December 31, 2022.

GENERATION TECHNOLOGY
	GSM	UMTS	LTE	5G
	(% of covered population)
Argentina	99%	98%	98%	-
Austria	100%	96%	98%	80%
Belarus	100%	100%	0%	-
Brazil	94%	96%	91%	29%
Bulgaria	100%	100%	99%	69%
Colombia	90%	89%	85%	-
Costa Rica	91%	93%	96%	-
Croatia	99%	99%	99%	65%
Dominican Republic	99%	99%	89%	51%
Ecuador	96%	81%	79%	-
El Salvador	71%	87%	82%	-
Guatemala	92%	89%	87%	23%
Honduras	80%	81%	73%	-
North Macedonia	100%	100%	99%	34%
Mexico	95%	96%	95%	45%
Nicaragua	74%	85%	73%	-
Paraguay	77%	80%	83%	-
Peru	88%	84%	83%	17%
Puerto Rico	0%	97%	99%	87%
Serbia	100%	98%	99%	-
Slovenia	100%	100%	99%	68%
Uruguay	100%	99%	98%	-

We operate in an intensely competitive industry. Competitive factors within our industry include pricing, brand recognition, service and product offerings, customer experience, network coverage and quality, development and deployment of technologies, availability of additional spectrum licenses and regulatory developments.

Our principal competitors differ, depending on the geographical market and the types of service we offer. We compete against other providers of wireless, broadband and Pay TV that operate on a multi-national level, such as AT&T Inc., Teléfonica and Millicom, as well as various providers that operate on a nationwide level, such as Telecom Argentina in Argentina and Telecom Italia in Brazil.

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

We continue to seek ways to optimize our portfolio, including by finding investment opportunities in telecommunications and related companies worldwide, including in markets where we are already present, and we often have several possible acquisitions under consideration. We may pursue opportunities in Latin America or in other areas in the world. Some of the assets that we acquire may require significant funding for capital expenditures. We can give no assurance as to the extent, timing or cost of such investments. We also periodically evaluate opportunities for dispositions, in particular for businesses and in geographies that we no longer consider strategic. Recent developments related to acquisitions, other investments and divestitures include:

•

On September 13, 2020, we entered into an agreement to sell our wholly-owned subsidiary TracFone to Verizon. On November 23, 2021, we completed the sale of TracFone to Verizon. We received the closing consideration of U.S.$3,625.7 million in cash, which included U.S.$500.7 million of customary adjustment for TracFone’s cash and working capital and 57,596,544 shares of Verizon’s common stock, par value U.S.$0.10 per share. Verizon has asserted post-closing claims under the adjustments and other provisions of this agreement, which may result in payments by us. Following the transaction closing, Verizon shall pay the Company: (i) up to US$500 million as an earn-out if TracFone continues to achieve certain performance measures during the 24 months following the closing, calculated and paid in four consecutive six-month periods, and (ii) US$150 million deferred consideration payable within two years following the transaction closing. The earn-out was not recognized as a gain by us, in accordance with IFRS 9 and 13 and IAS 37, since management does not believe the realization of income and the inflow of economic benefits are virtually certain.

•

In December 2020, our Brazilian subsidiary, Claro S.A. (“Claro Brasil”), together with two other offerors, won a competitive bid to acquire the mobile business owned by Oi Group in Brazil. Pursuant to the transaction, Claro Brasil paid R$3.6 billion for 32% of Oi Group’s mobile business). Claro Brasil also committed to enter into long term agreements with Oi Group for the supply of data transmission capacity. This transaction closed on April 20, 2022.

•

In February 2021, our Board of Directors approved a plan to spin off our telecommunications towers and other related passive infrastructure in Latin America outside of Mexico, other than Colombia and our telecommunications towers existing in Peru and in the Dominican Republic prior to the spin-off. The spin-off was approved by our shareholders in an extraordinary shareholders’ meeting on September 29, 2021. As part of the spin-off and the associated corporate restructuring, we contributed to Sitios capital stock, assets and liabilities, mainly consisting of the shares of our subsidiaries holding telecommunications towers and other associated infrastructure in Latin America outside of Mexico, other than Colombia and our telecommunications towers existing in Peru and in the Dominican Republic prior to the spin-off. The spin-off was completed on August 8, 2022, and the shares of Sitios began trading on the Mexican Stock Exchange on September 29, 2022.

•	On July 1, 2022, we completed the sale of Claro Panama, S.A. to Cable & Wireless Panama, S.A., an affiliate of LLA, which we previously announced on September 15, 2021.

•

On October 6, 2022, we combined our Chilean operation, Claro Chile, with the Chilean operations of LLA, VTR, to form a 50:50 joint venture, Claro Chile, SpA, which we previously announced on September 29, 2021.

For additional information on our acquisitions and investments, see Note 12 to our audited consolidated financial statements included in this annual report.

MARKETING

We advertise our services and products through different channels with consistent and distinct branding and targeted marketing. We advertise via print, radio, television, digital media, sports event sponsorships and other outdoor advertising campaigns. In 2022, our efforts were mainly focused on promoting our 5G services, leveraging the speed and quality of our networks and our fixed bundled offers, which compete on broadband speed and premium content.

We build on the strength of our well-recognized brand names to increase consumer awareness and customer loyalty. Building brand recognition is crucial for our business, and we have managed to position our brands as those of a premium carrier in most countries where we operate. According to the 2022 Brand Finance Telecom 150 report, Claro and Telcel ranked among the top thirty and top fifty strongest brands, respectively, in the telecom sector worldwide. Also, in the Brand Finance Latin America report Claro was named the most valuable telecom brand and ranked as the third most valuable brand in the Latin America region. Kantar BrandZ named Telcel as the most valuable brand in Mexico. In addition, a year-end 2022 study by Austrian Brand Monitor found that A1, the brand name behind Telekom Austria, ranked number one in the Austrian telecommunications market for brand preference.

SALES AND DISTRIBUTION

Our extensive sales and distribution channels help us attract new customers and develop new business opportunities. We primarily sell our services and products through a network of retailers and service centers for retail customers and a dedicated sales force for corporate customers, with more than 402,000 points of sale and more than 3,600 customer service centers. Our subsidiaries also sell their services and products online.

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

PART II

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Effects of the COVID-19 Pandemic

While the negative impact of COVID-19 is gradually declining, we continue to closely monitor the evolution of the COVID-19 pandemic in the countries where we operate to take preventative measures to ensure the continuity of our operations and safeguard the health and safety of our personnel and customers.

Discontinued Operations

On July 1, 2022, we completed the sale of our Panamanian operations to Cable & Wireless Panama, S.A., an affiliate of LLA, as previously disclosed in our press release furnished on a report on Form 6-K on July 1, 2022. As a result, in accordance with IFRS 5, Claro Panama’s operations are classified as discontinued operations for all years presented in the consolidated financial information included in this report. Accordingly, results are presented in the loss after tax from discontinued operations in the consolidated financial information included in this annual report. Operating and financial information presented herein therefore excludes Claro Panama, including for periods prior to the sale.

On October 6, 2022, we entered into an agreement to combine our Chilean operations with LLA in order to create Claro Chile, SpA, a 50:50 joint venture, as a result of which Claro Chile ceased to be our wholly owned subsidiary, as previously disclosed in our press release furnished on a report on Form 6-K on October 6, 2022. In accordance with IFRS 11, this transaction was classified as a joint venture, since we exercise joint control over Claro Chile, SpA with LLA, and all relevant decisions require the consent of both parties. As a result, in accordance with IFRS 5, the operations of Claro Chile are classified as discontinued operations for all years presented in the consolidated financial information included in this report and are recognized through the equity method from October 6, 2022. Accordingly, results are presented in the loss after tax from discontinued operations in the consolidated financial information included in this annual report. Operating and financial information presented herein therefore excludes Claro Chile, including for periods prior to the joint venture agreement.

Segments

We have operations in 22 countries, which are aggregated for financial reporting purposes into nine reportable segments. Our operations in Mexico are presented in two segments—Mexico Wireless and Mexico Fixed, which consist principally of Telcel and Telmex, respectively. Our headquarters operations are allocated to the Mexico Wireless segment. Financial information about our segments is presented in Note 23 to our audited consolidated financial statements included in this annual report.

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

Effects of Exchange Rates

Our results of operations are affected by changes in currency exchange rates. In 2022 compared to 2021, the Mexican peso was stronger against some of our operating currencies, including the U.S. Dollar and the Euro.

Since most of our debt is issued by América Móvil out of Mexico, to the extent that our functional currency, the Mexican peso, appreciates or depreciates against the currencies in which our indebtedness is denominated, we may incur foreign exchange gains or losses that are recorded as foreign currency exchange (loss) gain, net in our consolidated statements of comprehensive income.

Changes in exchange rates also affect the fair value of derivative financial instruments that we use to manage our currency-risk exposure, which are generally not accounted for as hedging instruments. In 2022, the Mexican peso strengthened against the currencies in which most of our indebtedness is denominated, and we recorded net foreign exchange gains of Ps.20.8 billion and net fair value losses on derivatives of Ps.28.6 billion. In 2021, the Mexican peso strengthened against the currencies in which most of our indebtedness is denominated, and we recorded net foreign exchange losses of Ps.16.7 billion and net fair value losses on derivatives of Ps.6.8 billion. See Note 7 to our audited consolidated financial statements included in this annual report.

Effects of Regulation

We operate in a regulated industry. Our results of operations and financial condition have been, and will continue to be, affected by regulatory actions and changes. Significant regulatory developments are presented in more detail in “Regulation” under Part VI and “Risk Factors” under Part III of this annual report.

Comparison of Results of Operations Between 2021 and 2020

Discussions of year-over-year comparisons between 2021 and 2020 that are not included in this report can be found under Part II, “Operating and Financial Review and Prospects” of our

Form 20-F for the fiscal year ended December 31, 2021, as filed on April 29, 2022. Due to classifying Claro Panama’s and Claro Chile’s operations as discontinued operations for all years presented in the consolidated financial information included in this report, the year-over-year comparisons presented in our Form 20-F for the fiscal year ended December 31, 2021, as filed on April 29, 2022, may not align with the figures presented herein for the same periods.

Composition of Operating Revenues

In 2022, our total operating revenues were Ps.844.5 billion.

Revenues from wireless and fixed voice services primarily include charges from monthly subscriptions, usage charges billed to customers and usage charges billed to other service providers for calls completed on our network. The primary drivers of revenues from monthly subscription charges are the number of total RGU’s and the price of our service packages. The primary drivers of revenues from usage charges are airtime, international and long-distance calls and interconnection costs.

Revenues from wireless and fixed data services primarily include charges for data, cloud, internet, machine-to-machine, OTT services and data center services. In addition, revenues from value-added services and IT solutions, including revenues from dedicated links and VPN services to our corporate clients, also contribute to our results for wireless and fixed data services.

Pay TV revenues consist primarily of charges from subscription services, additional programming, including on-demand programming and advertising.

Equipment, accessories and computer sales revenues primarily include revenues from the sale of handsets, accessories and other equipment such as smart devices.

Other services primarily include revenues from software development, call center services, entertainment content and news, telephone directories, advertising, cybersecurity services, mobile banking and corporate IT solutions.

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

General Trends Affecting Operating Results

Our results of operations in 2022 reflected several continuing long-term trends, including:

•	intense competition, with growing costs for marketing and subscriber acquisition and retention, as well as declining customer prices;
•	developments in the telecommunications regulatory environment;

•	growing demand for data services over fixed and wireless networks, as well as for smartphones and devices with stronger data service capabilities;

•	declining demand for voice services;

•	increasing capital expenditures as our capital expenditures continue to return to our pre-COVID-19-pandemic levels;

•	our continued strategic focus on our cost savings programs in view of pressures from costs of customer care, the growing size and complexity of our infrastructure and general price inflation; and

•	instability in economic conditions caused by political uncertainty, inflation and volatility in financial markets and exchange rates.

These trends are broadly characteristic of our businesses in all regions in recent years, and they have affected comparable telecommunications providers as well.

CONSOLIDATED RESULTS OF OPERATIONS FOR 2022 AND 2021

Operating Revenues

Total operating revenues for 2022 increased by 1.7%, or Ps.13.8 billion, over 2021. At constant exchange rates, total operating revenues for 2022 increased by 7.3% over 2021. This increase principally reflects an increase in mobile service revenues and a favorable trend in fixed services, partially offset by a decrease in fixed voice and Pay TV service revenues.

SERVICE REVENUES. Service revenues for 2022 increased by 2.7%, or Ps.18.7 billion, over 2021. At constant exchange rates, service revenues for 2022 increased by 8.0% over 2021. This increase principally reflects increases in revenues from our prepaid and postpaid mobile services, broadband and corporate services networks, which were partially offset by a decrease in revenues from our fixed voice and Pay TV services.

SALES OF EQUIPMENT. Sales of equipment revenues for 2022 decreased by 3.6%, or Ps.4.9 billion, over 2021. At constant exchange rates, sales of equipment revenues for 2022 increased by 3.9% over 2021. This increase in sales of equipment revenues at constant exchange rates principally reflects higher sales of smartphones, data-enabled devices and accessories in Brazil, Central America, Austria, Colombia and Ecuador, which were partially offset by decreased sales in Peru and Mexico.

Operating Costs and Expenses

TOTAL OPERATING COSTS AND EXPENSES. Total operating costs and expenses for 2022 increased by 1.6%, or Ps.8.2 billion, over 2021. At constant exchange rates, total operating costs and expenses for 2022 increased by 7.3% over 2021. This increase in operating costs and expenses at constant exchange rates principally reflects increased costs associated with electric energy, network maintenance, lease space, IT and logistics.

COST OF SALES AND SERVICES. Cost of sales and services increased by 0.6%, or Ps.2.0 billion, over 2021. At constant exchange rates, cost of sales and services for 2022 increased by 6.3% over 2021. This increase principally reflects an increase in sales of higher-end smartphones as well as, increased electric energy, corporate networks, IT services and network maintenance costs. This increase, which was also due to inflationary pressures, was partially offset by the success of our continued cost savings program.

COMMERCIAL, ADMINISTRATIVE AND GENERAL EXPENSES. Commercial, administrative and general expenses for 2022 increased by 3.4%, or Ps.5.9 billion, over 2021. As a percentage of operating revenues, commercial, administrative and general expenses were 21.2% for 2022, as compared to 20.9% for 2021. At constant exchange rates, commercial, administrative and general expenses for 2022 increased by 9.3% over 2021.

This increase principally reflects certain uncollectible accounts and expenses for frequency rights-of-use, improvements to customer service centers and advertising.

OTHER EXPENSES. Other expenses for 2022 increased by Ps.0.3 billion over 2021.

DEPRECIATION AND AMORTIZATION. Depreciation and amortization for 2022 increased by 1.5%, or Ps.2.3 billion, over 2021. As a percentage of operating revenues, depreciation and amortization were 18.8% for 2022, the same as 2021. At constant exchange rates, depreciation and amortization for 2022 increased by 8.4% over 2021. This increase principally reflects the effects of the spin-off to Sitios of our telecommunications towers and other related passive infrastructure in Latin America outside of Mexico, other than Colombia and our telecommunications towers existing in Peru and in the Dominican Republic prior to the spin-off, which was completed on August 8, 2022. See “Acquisitions, Other Investments and Divestitures.”

Operating Income

Operating income for 2022 increased by 2.0%, or Ps.3.3 billion, over 2021. Operating margin (operating income as a percentage of operating revenues) was 20.2% for 2022, the same as 2021.

Non-Operating Items

NET INTEREST EXPENSE. Net interest expense (interest expense less interest income) for 2022 increased by 14.2%, or Ps.4.5 billion, over 2021. This increase principally reflects an increase in interest expense on lease liabilities and an increase in interest on debt.

FOREIGN CURRENCY EXCHANGE GAIN (LOSSES), NET. We recorded a net foreign currency exchange gain of Ps.20.8 billion for 2022, compared to our net foreign currency exchange loss of Ps.16.7 billion for 2021. This gain principally reflects the appreciation of the Mexican peso against the foreign currencies in which our indebtedness is denominated, such as the euro, the U.S. dollar and the British pound.

VALUATION OF DERIVATIVES, INTEREST COST FROM LABOR OBLIGATIONS AND OTHER FINANCIAL ITEMS, NET. We recorded a net loss of Ps.19.1 billion for 2022 on the valuation of derivatives, interest cost from labor obligations and other financial items, net, compared to a net loss of Ps.14.2 billion for 2021. The change in 2022 principally reflects a loss on hedging instruments as a result of the depreciation of some of the currencies in which our indebtedness is denominated.

INCOME TAX. Our income tax expense associated with our continuing operations in 2022 increased by 40.7%, or Ps.13.3 billion, over 2021. This increase principally reflects higher profit before income tax due to an increase in our net foreign currency exchange gain of Ps.37.5 billion compared to 2021.

Our effective corporate income tax rate as a percentage of profit before income tax was 34.3% for 2022, compared to 31.2% for 2021. This rate differed from the Mexican statutory rate of 30.0% and changed year over year principally due to our continued operations and reduction of benefits related to tax losses credits in Brazil, which increased our income tax expense and our effective corporate income tax for 2022.

Net Profit

We recorded a net profit of our continuing operations of Ps.88.2 billion for 2022, an increase of 22.4%, or Ps.16.1 billion, over our continuing operations in 2021.

The net profit obtained through the operation of Claro Panama until its sale on July 1, 2022, the operation of Claro Chile until it was deconsolidated in connection with the creation of the Claro Chile, SpA joint venture on October 6, 2022, and the sale and joint ventures themselves, respectively—classified as net loss for the period discontinued—totaled Ps.6.7 billion in 2022. Together with the net income of our continuing operations, we recorded a net profit of Ps.81.5 billion in 2022 compared to Ps.196.3 billion in 2021.

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

The following table sets forth the exchange rates used to translate the results of our significant non-Mexican operations, as expressed in Mexican pesos per foreign currency unit, and the change from the rate used in the prior period indicated. The U.S. dollar is our functional currency in several of the countries or territories in which we operate, including Ecuador, Puerto Rico and El Salvador.

MEXICAN PESOS PER FOREIGN CURRENCY UNIT (AVERAGE FOR THE PERIOD) FOR THE YEARS ENDED DECEMBER 31,

	2021	2022	% CHANGE
Brazilian real	3.7625	3.9045	3.8
Colombian peso	0.0054	0.0048	(11.1)
Argentine peso	0.2137	0.1586	(25.8)
U.S. dollar	20.2769	20.1283	(0.7)
Euro	23.9835	21.2285	(11.5)

The tables below set forth operating revenues and operating income for each of our segments for the years indicated.

	YEAR ENDED DECEMBER 31, 2022

	OPERATING REVENUES		OPERATING INCOME

	(in millions of Mexican pesos)	(as a% of to- tal operating revenues)	(in millions of (Mexican pesos)	(as a% of total operat- ing income)
Mexico Wireless	Ps. 245,899	29.1%	Ps. 76,709	44.9%
Mexico Fixed	99,985	11.8	16,172	9.5
Brazil	170,880	20.2	26,666	15.6
Colombia	71,300	8.4	14,171	8.3
Southern Cone(1)	38,725	4.6	1,797	1.1
Andean Region	55,498	6.6	8,262	4.8
Central America(2)	47,215	5.6	7,540	4.4
Caribbean	42,714	5.1	10,285	6.0
Europe	105,956	12.5	16,156	9.5
Eliminations	(33,671)	(4.1)	(6,887)	(4.1)

Total	Ps. 844,501	100%	Ps. 170,871	100%

	YEAR ENDED DECEMBER 31, 2021

	OPERATING REVENUES		OPERATING INCOME

	(in millions of Mexican pesos)	(as a% of to- tal operating revenues)	(in millions of (Mexican pesos)	(as a% of total operat- ing income)
Mexico Wireless	Ps. 243,261	29.3%	Ps. 77,784	46.4%
Mexico Fixed	102,427	12.3	21,100	12.6
Brazil	152,774	18.4	21,867	13.1
Colombia	79,673	9.6	15,165	9.1
Southern Cone (1)	39,545	4.8	2,969	1.8
Andean Region	52,962	6.4	7,458	4.5
Central America (2)	45,469	5.5	8,700	5.2
Caribbean	39,929	4.8	8,661	5.2
Europe	113,838	13.7	13,421	8.0
Eliminations	(39,191)	(4.8)	(9,569)	(5.9)
Total	Ps. 830,687	100%	Ps. 167,556	100%

(1)  Excludes Claro Chile.

(2)  Excludes Claro Panama.

INTERPERIOD SEGMENT COMPARISONS

The following discussion addresses the financial performance of each of our reportable segments by comparing results for 2022 and 2021. In the year-to-year comparisons for each segment, we include percentage changes in operating revenues, percentage changes in operating income and operating margin (operating income as a percentage of operating revenues), in each case calculated based on the segment financial information presented in Note 23 to our audited consolidated financial statements, which is prepared in accordance with IFRS.

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

Discussions of year-over-year comparisons between 2021 and 2020 that are not included in this report can be found under Part II, Operating and Financial Review and Prospects of our Form 20-F for the fiscal year ended December 31, 2021, as filed on April 29, 2022.

2022 COMPARED TO 2021

Mexico Wireless

The number of prepaid wireless subscribers for 2022 increased by 3.4% over 2021, and the number of postpaid wireless subscribers increased by 0.7%, resulting in an increase in the total number of wireless subscribers in Mexico of 2.9%, or 2.3 million, to approximately 82.8 million as of December 31, 2022.

Segment operating revenues for 2022 increased by 1.1% over 2021. Adjusted segment operating revenues for 2022 increased by 4.6% over 2021. This increase in segment operating revenues principally reflects an increase in prepaid and postpaid plans.

Segment operating income for 2022 decreased by 1.4% over 2021. Adjusted segment operating income for 2022 increased by 7.8% over 2021.

Segment operating margin was 31.2% in 2022, as compared to 32.0% in 2021. Adjusted segment operating margin for this segment was 40.3% in 2022, as compared to 39.1% in 2021. This decrease in segment operating margin for 2022 principally reflects increases in costs associated with maintenance, electric energy, customer care and adjustments in wages and salaries.

Mexico Fixed

The number of fixed voice RGUs in Mexico for 2022 decreased by 5.0% over 2021, and the number of broadband RGUs in Mexico decreased by 0.1%, resulting in a decrease in total fixed RGUs in Mexico of 2.7% over 2021, or 584 thousand, to approximately 20.8 million as of December 31, 2022.

Segment operating revenues for 2022 decreased by 2.4% over 2021. Adjusted segment operating revenues for 2022 decreased by 4.8% over 2021. This decrease in segment operating revenues principally reflects a continued decrease in fixed voice revenues by 8.1% and long distance services by 39.5%, which was partially offset by a stable increase in broadband by 3.7% and corporate network services by 0.8%.

Segment operating income for 2022 decreased by 23.4% over 2021. Adjusted segment operating income for 2022 decreased by 51.6% over 2021. This decrease principally reflects increases in network maintenance costs, technical expenses and the contractual salary of our employees.

Segment operating margin was 16.2% in 2022, as compared to 20.6% in 2021. Adjusted segment operating margin was 5.4% in 2022, as compared to 10.6% in 2021. The decrease in segment operating margin for 2022 principally reflects a decrease in revenues from voice services and an increase in network maintenance costs and technical expenses.

Brazil

The number of prepaid wireless subscribers for 2022 increased by 24.6% over 2021, and the number of postpaid wireless subscribers increased by 13.4%, resulting in an increase in the total number of wireless subscribers in Brazil of 18.0%, or 12.7 million, to approximately 83.2 million as of December 31, 2022. The increase in the number of postpaid wireless subscribers is due primarily to commercial efforts aimed at converting prepaid subscribers to postpaid subscribers and the acquisition of Oi. The number of fixed voice RGUs for 2022 decreased by 6.1% over 2021, the number of broadband RGUs increased by 0.1%, and the number of Pay TV RGUs decreased by 9.6%, resulting in a decrease in total fixed RGUs in Brazil of 4.6%, or 1.1 million, to approximately 24.1 million as of December 31, 2022. The number of Pay TV RGUs has been adjusted to the criteria by which we report to the local regulator.

Segment operating revenues for 2022 increased by 11.9% over 2021. Adjusted segment operating revenues for 2022 increased by 7.5% over 2021. This increase in adjusted segment operating revenues principally reflects increased performance on prepaid and postpaid, broadband, long distance and corporate and network services, partially offset by fixed voice and Pay TV.

Segment operating income for 2022 increased by 21.9% over 2021. Adjusted segment operating income for 2022 increased by 7.2% over 2021.

Segment operating margin was 15.6% in 2022, as compared to 14.3% in 2021. Adjusted segment operating margin was 14.5% in 2022, as compared to 14.6% in 2021. This slight decrease in adjusted segment operating margin for 2022 principally reflects an increase in electric energy costs and the effects of our cost savings program.

Colombia

The number of prepaid wireless subscribers for 2022 increased by 5.9% over 2021, and the number of postpaid wireless subscribers increased by 10.8%, resulting in an increase in the total number of wireless subscribers in Colombia of 7.1%, or 2.5 million, to approximately 37.5 million as of December 31, 2022. The number of fixed voice RGUs for 2022 increased by 8.5% over 2021, the number of broadband RGUs increased by 1.3% and the number of Pay TV RGUs increased by 3.5%, resulting in an increase in total fixed RGUs in Colombia of 4.2%, or 372 thousand, to approximately 9.2 million as of December 31, 2022.

Segment operating revenues for 2022 decreased by 10.5% over 2021. Adjusted segment operating revenues for 2022 increased by 1.6% over 2021. This decrease in segment operating revenues principally reflects foreign currency exchange losses. During 2022, there was an increase in service and equipment revenues in Colombian pesos, however, at the time of conversion into Mexican pesos, the devaluation of the Colombian peso resulted in decreased segment operating revenues over 2021.

Segment operating income for 2022 decreased by 6.6% over 2021. Adjusted segment operating income for 2022 decreased by 4.0% over 2021.

Segment operating margin was 19.9% in 2022, as compared to 19.0% in 2021. Adjusted segment operating margin was 24.6% in 2022, as compared to 26.1% in 2021. This decrease is due to dollar-denominated costs such as content and network maintenance, and those items that are inflation-linked such as electric energy costs.

Southern Cone - Argentina, Paraguay and Uruguay

The number of prepaid wireless subscribers for 2022 increased by 0.1% over 2021, and the number of postpaid wireless subscribers increased by 5.7%, resulting in an increase in the total number of wireless subscribers in our Southern Cone segment of 2.2%, or 567 thousand, to approximately 27.0 million as of December 31, 2022. The number of fixed voice RGUs for 2022 increased by 39.9% over 2021, the number of broadband RGUs increased by 43.6%, and the number of Pay TV RGUs increased by 42.3%, resulting in an increase in total fixed RGUs in our Southern Cone segment of 41.9%, or 846 thousand, to approximately 2.9 million as of December 31, 2022.

Segment operating revenues for 2022 decreased by 2.1% over 2021. Adjusted segment operating revenues for 2022 decreased by 14.0% over 2021. This decrease is attributable to adverse economic conditions such as exchange rates and inflation, which was partially offset by increases in broadband, Pay TV and fixed voice revenues. For this segment, we analyze results in Argentina, Paraguay and Uruguay in terms of the Argentine peso, because Argentina accounts for the major portion of the operations in these three countries.

Segment operating income for 2022 decreased by 39.5% over 2021. Adjusted segment operating income for 2022 decreased by 16.9% over 2021.

Segment operating margin was 4.6% in 2022, as compared to 7.5% in 2021. Adjusted segment operating margin was 20.8% in 2022, as compared to 21.5% in 2021. This decrease in the segment operating margin for 2022 principally reflects adverse economic conditions, decreases in prepaid and Pay TV revenues in Paraguay and decreases in prepaid and postpaid revenues in Uruguay, which was partially offset by increases in all services revenues in Argentina.

Andean Region - Ecuador and Peru

The number of prepaid wireless subscribers for 2022 decreased by 0.4% over 2021, and the number of postpaid wireless subscribers increased by 8.9%, resulting in an increase in the total number of wireless subscribers in our Andean Region segment of 2.8%, or 591 thousand, to approximately 21.4 million as of December 31, 2022. The number of fixed voice RGUs for 2022 increased by 8.3% over 2021, the number of broadband RGUs increased by 4.5% and the number of Pay TV RGUs increased by 11.0%, resulting in an increase in total fixed RGUs in our Andean Region segment of 6.7%, or 164 thousand, to approximately 2.6 million as of December 31, 2022.

Segment operating revenues for 2022 increased by 4.8% over 2021. Adjusted segment operating revenues for 2022 increased by 5.0% over 2021. This increase principally reflects increases in revenues in both Peru and Ecuador. The increase in revenues in Peru reflects an increase in revenues from prepaid and postpaid wireless, broadband, corporate networks and Pay TV services, partially offset by a decrease in fixed voice revenues. The increase in revenues in Ecuador reflects an increase in revenues from postpaid, broadband and corporate services, partially offset by a decrease in prepaid, Pay TV and fixed voice revenues.

Segment operating income for 2022 increased by 10.8% over 2021. Adjusted segment operating income for 2022 increased by 4.3% over 2021. This increase principally reflects an increase in operating income of 10.0% in Ecuador, partially offset by a decrease in operating income of 0.9% in Peru.

Segment operating margin was 14.9% in 2022, as compared to 14.1% in 2021. Adjusted segment operating margin was 19.6% in 2022, as compared to 19.8% in 2021. This slight decrease in the segment operating margin for 2022 principally reflects increases in electric energy, maintenance and administration costs and the effects of our cost savings program.

Central America - Guatemala, El Salvador, Honduras, Nicaragua and Costa Rica

The number of prepaid wireless subscribers for 2022 increased by 5.5% over 2021, and the number of postpaid wireless subscribers increased by 7.7%, resulting in an increase in the total number of wireless subscribers in our Central America segment of 5.8%, or 920 thousand, to approximately 16.7 million as of December 31, 2022. The number of fixed voice RGUs for 2022 decreased by 0.8% over 2021, the number of broadband RGUs increased by 8.0%, and the number of Pay TV RGUs increased by 13.4%, resulting in an increase in total fixed RGUs in our Central America segment of 5.7%, or 247 thousand, to approximately 4.6 million as of December 31, 2022.

Segment operating revenues for 2022 increased by 3.8% over 2021. Adjusted segment operating revenues for 2022 increased by 4.6% over 2021.

Segment operating income for 2022 decreased by 13.3% over 2021. Adjusted segment operating income for 2022 decreased by 1.7% over 2021. This decrease in segment operating income for 2022 principally reflects increases in costs associated with electric energy and local rights of infrastructure use.

Segment operating margin was 16.0% in 2022, as compared to 19.1% in 2021. Adjusted segment operating margin was 19.9% in 2022, as compared to 21.1% in 2021. This decrease in segment operating margin for 2022 principally reflects higher subscriber acquisition costs.

Caribbean - The Dominican Republic & Puerto Rico

The number of prepaid wireless subscribers for 2022 increased by 5.8% over 2021, and the number of postpaid wireless subscribers increased by 2.0%, resulting in an increase in the total number of wireless subscribers in our Caribbean segment of 4.6%, or 325 thousand, to approximately 7.3 million as of December 31, 2022. The number of fixed voice RGUs for 2022 increased by 3.9% over 2021, the number of broadband RGUs increased by 9.2% and the number of Pay TV RGUs increased by 7.1%, resulting in an increase in total fixed RGUs in our Caribbean segment of 6.4%, or 166 thousand, to approximately 2.8 million as of December 31, 2022.

Segment operating revenues for 2022 increased by 7.0% over 2021. Adjusted segment operating revenues for 2022 increased by 9.0% over 2021. This increase in segment operating revenues principally reflects an increase in postpaid, broadband and corporate networks in Puerto Rico and the Dominican Republic, which was partially offset by decreases in prepaid revenues in the Dominican Republic and in fixed voice and Pay TV revenues in the Dominican Republic and Puerto Rico. We analyze segment results in U.S. dollars because it is the functional currency of our operations in Puerto Rico.

Segment operating income and segment operating margin for 2022 increased by 18.8% and 2.4%, respectively, over 2021. Adjusted segment operating income and adjusted segment operating margin for 2022 increased by 40.8% and 5.4%, respectively, over 2021. These increases in adjusted segments, operating income and margin for 2022, principally reflect an operating income increase of 6.5% in the Dominican Republic due to the effects of our costs savings program, and an operating income increase of 320.0% in Puerto Rico due to an extraordinary adjustment in the reserves for health and retirement benefit plans and in property taxes levied on telecom infrastructure in Puerto Rico, excluding the aforementioned effects, the operating income would have increased by 25.7% over 2021.

Europe

The number of prepaid wireless subscribers for 2022 decreased by 1.4% over 2021, and the number of postpaid wireless subscribers increased by 6.3%, resulting in an increase in the total number of wireless subscribers in our Europe segment of 5.0%, or 1.1 million, to approximately 23.9 million as of December 31, 2022. The number of fixed voice RGUs for 2022 decreased by 3.4% over 2021, the number of broadband RGUs increased by 3.1% and the number of Pay TV RGUs increased by 6.4%, resulting in an increase in total fixed RGUs in our Europe segment of 2.1%, or 127 thousand, to approximately 6.2 million as of December 31, 2022.

Segment operating revenues for 2022 decreased by 6.9% over 2021. Adjusted segment operating revenues for 2022 increased by 5.4% over 2021. This increase in adjusted segment operating revenues principally reflects an increase in all services except fixed voice.

Segment operating income for 2022 increased by 20.4% over 2021. Adjusted segment operating income for 2022 increased by 18.2% over 2021. Segment operating margin was 15.2% in 2022 as compared to 11.8% in 2021. Adjusted segment operating margin was 15.3% in 2022, as compared to 13.6% in 2021. This increase in adjusted segment operating margin for 2022 principally reflects the effects of our corporate cost savings program and improved performance in all the countries in our Europe segment, partially offset by increases in network maintenance and electric energy costs.

FUNDING REQUIREMENTS

We generate substantial cash flows from our operations. On a consolidated basis, our cash flows from operating activities were Ps.225.3 billion in 2022, compared to Ps.258.2 billion in 2021. Our cash and cash equivalents amounted to Ps.33.7 billion at December 31, 2022, compared to Ps.38.7 billion at December 31, 2021. We believe our working capital is sufficient for our present requirements, and we anticipate generating sufficient cash to satisfy our long-term liquidity needs. We use the cash that we generate from our operations and from borrowings principally for the following purposes:

•

Capital expenditures - We make substantial capital expenditures to continue expanding and improving our networks in each country in which we operate. Our capital expenditures on plant, property and equipment and acquisition or renewal of licenses were Ps.159.8 billion in 2022, Ps.158.7 billion in 2021, and Ps.129.6 billion in 2020. The amount of capital expenditures can vary significantly from year to year, depending on acquisition opportunities, concession renewal schedules and the need for more spectrum. We have budgeted capital expenditures for 2023 of approximately U.S.$8.6 billion (Ps.178.5 billion), which will be primarily funded by our operating activities. Our capital expenditures for 2022 and our budgeted capital expenditures for 2023 continue to return to our pre-COVID-19-pandemic levels.

•	Acquisitions - We acquired approximately 32% of Oi Group’s Brazilian mobile business.

•

Short-term debt and contractual obligations - We must pay interest on our indebtedness and repay principal when due. As of December 31, 2022, we had approximately Ps.135.9 billion in debt and contractual obligations due in 2023, including approximately Ps.102.0 billion of principal and amortization, Ps.32.9 billion in short-term lease debt, and Ps.0.9 billion in purchase obligations.

•

Long-term debt and contractual obligations - As of December 31, 2022, we had approximately Ps.196.2 billion in debt and contractual obligations due between 2024 and 2026, including approximately Ps.135.1 billion of principal and amortization, Ps.39.1 billion in long-term lease debt, and Ps.22.0 billion in purchase obligations. On the same date, we had approximately Ps.66.4 billion in debt and contractual obligations due between 2027 and 2028, including approximately Ps.28.1 billion of principal and amortization, Ps.31.9 billion in long-term lease debt, and Ps.6.4 billion in purchase obligations. On the same date, we had approximately Ps.290.5 billion in debt and contractual obligations due after 2028, including approximately Ps.245.3 billion of principal and amortization, Ps.30.3 billion in long-term lease debt, and Ps.14.9 billion in purchase obligations.

•

Dividends - We pay regular dividends. We paid Ps.29.5 billion in dividends in 2022 and Ps.27.8 billion in 2021. Our shareholders approved on April 27, 2023 the payment of a Ps.0.46 ordinary dividend per share in two equal installments in 2023. See “Share Ownership and Trading—Dividends” under Part IV in this annual report.

•

Share repurchases - We regularly repurchase our own shares. We spent Ps.26.2 billion repurchasing our own shares in the open market in 2022 and Ps.36.8 billion in 2021. Our shareholders have authorized additional amounts to repurchase, and as of March 31, 2023, we have spent Ps.1.9 billion repurchasing our shares in the open market in 2023, but whether we will continue to do so will depend on our operating cash flow and on various other considerations, including market prices and our other capital requirements.

BORROWINGS

In addition to cash flows generated from operations, we rely on a combination of borrowings from a range of different sources, including the international capital markets, capital markets in Mexico and other countries where we operate, international and local banks, equipment suppliers and export credit agencies. We seek to maintain access to diverse sources of funding. In managing our funding, we generally seek to keep our leverage, as measured by the ratio of net debt to EBITDA, at a level that is consistent with maintaining the ratings given to our debt by the principal credit rating agencies. Our total consolidated indebtedness as of December 31, 2022, was Ps.510.6 billion, of which Ps.102.0 billion was short-term debt (including the current portion of long-term debt), compared to Ps.564.0 billion as of December 31, 2021.

Management defines net debt as total debt minus cash and cash equivalents, minus marketable securities (including Koninklijke KPN N.V. (“KPN”) shares and Verizon shares), other short-term investments and fixed-income securities with a tenor of more than one year. Verizon shares are factored into calculations of net debt for information as of December 31, 2022 but are not factored into calculations of net debt for information as of December 31, 2021. As of December 31, 2022, we had net debt of Ps.381.5 billion, compared to Ps.400.8 billion as of December 31, 2021.

Without taking into account the effects of derivative financial instruments that we use to manage our interest rate and currency risk, approximately 81.0% of our indebtedness at

December 31, 2022 was denominated in currencies other than Mexican pesos (approximately 40.0% of such non-Mexican peso debt was in U.S. dollars and 60.0% in other currencies), and approximately 15.6% of our consolidated debt obligations bore interest at floating rates. After the effects of derivative transactions and excluding the debt of Telekom Austria, approximately 50.3% of our net debt as of December 31, 2022, was denominated in Mexican pesos.

The weighted average cost of all our third-party debt at December 31, 2022 (excluding commissions and reimbursement of certain lenders for Mexican taxes withheld) was approximately 5.38% per annum.

Our major categories of indebtedness at December 31, 2022 are summarized in the table below. See also Note 14 to our audited consolidated financial statements included in this annual report.

DEBT (1)
(millions of Mexican pesos)
SENIOR NOTES
DENOMINATED IN U.S. DOLLARS
América Móvil 3.625% Senior Notes due 2029	19,414
América Móvil 2.875% Senior Notes due 2030	19,414
América Móvil 4.700% Senior Notes Due 2032	14,561
América Móvil 6.375% Senior Notes due 2035	19,052
América Móvil 6.125% Senior Notes due 2037	7,168
América Móvil 6.125% Senior Notes due 2040	38,741
América Móvil 4.375% Senior Notes due 2042	22,326
América Móvil 4.375% Senior Notes due 2049	24,268

Total	164,945
DENOMINATED IN MEXICAN PESOS
América Móvil TIIE + 0.050% Domestic Senior Notes due 2024	1,920
América Móvil 7.125% Senior Notes due 2024	11,000
América Móvil 0.000% Domestic Senior Notes due 2025	5,684
América Móvil TIIE + 0.300% Domestic Senior Notes due 2025	336
América Móvil 9.520% Domestic Senior Notes due 2032	14,679
América Móvil 8.460% Senior Notes due 2036	7,872
Telmex 8.360% Domestic Senior Notes due 2037	4,964
América Móvil 4.840% Domestic Senior Notes due 2037	7,099

Total	53,554
DENOMINATED IN EURO
Commercial Paper 2.020% due 2023	520
Commercial Paper 2.010% due 2023	1,039
Commercial Paper 2.270% due 2023	520
Commercial Paper 2.150% due 2023	520
TKA 3.500% Senior Notes due 2023	6,235
América Móvil 3.259% Senior Notes due 2023	15,587
América Móvil 1.500% Senior Notes due 2024	17,666

DEBT (1)
(millions of Mexican pesos)
Exchangeable Bond 0.00% due 2024	43,582
TKA 1.500% Senior Notes due 2026	15,587
América Móvil 0.750% Senior Notes due 2027	15,709
América Móvil 2.125% Senior Notes due 2028	12,395

Total	129,359
DENOMINATED IN BRAZILIAN REAIS
Claro Brasil CDI + 1.350% Domestic Senior Notes due 2023	9,302
Claro Brasil CDI + 1.000% Domestic Senior Notes due 2023	2,977
Claro Brasil CDI + 1.400% Domestic Senior Notes due 2024	15,814
Claro Brasil CDI + 1.370% Domestic Senior Notes due 2025	5,581

Total	33,674
DENOMINATED IN POUND STERLING
América Móvil 5.000% Senior Notes due 2026	11,729
América Móvil 5.750% Senior Notes due 2030	15,248
América Móvil 4.948% Senior Notes due 2033	7,037
América Móvil 4.375% Senior Notes due 2041	17,594

Total	51,608
DENOMINATED IN JAPANESE YEN
América Móvil 2.950% Senior Notes due 2039	1,925

Total	1,925
DENOMINATED IN CHILEAN PESOS
América Móvil 3.961% Senior Notes due 2035	3,964

Total	3,964

BANK DEBT AND OTHER
DENOMINATED IN US DOLLARS	492
DENOMINATED IN EUROS	17,052
DENOMINATED IN MEXICAN PESOS	43,580
DENOMINATED IN COLOMBIAN PESOS	165
DENOMINATED IN PERUVIAN SOLES	4,142
DENOMINATED IN BRAZILIAN REAIS	6,105
DENOMINATED IN OTHER CURRENCIES	24

Total	71,560

Total Debt	510,589
Less short-term debt and current portion of long-term debt	102,024

Total Long-term Debt	408,565

EQUITY
Capital stock	95,365
Total retained earnings	505,484
Other comprehensive income (loss) items	(227,044)
Non-controlling interest	64,025
Total Equity	437,829

Total Capitalization (total long-term debt plus equity)	846,394

(1) Totals may not sum due to rounding.

Additional information about certain categories of our indebtedness is provided below:

Mexican peso-denominated international notes. Our 8.46% senior notes due 2036 are denominated in Mexican pesos, but all amounts in respect of the notes are payable in U.S. dollars, unless a holder of notes elects to receive payment in Mexican pesos in accordance with specified procedures.

Mexican peso-denominated domestic notes. Our domestic senior notes (certificados bursátiles) sold in the Mexican capital markets have varying maturities, ranging from 2024 through 2037, and bear interest at fixed and floating rates.

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

In April 2022, we issued a total of U.S.$1 billion aggregate principal amount of 5.375% senior notes due 2032. Sitios assumed all of our obligations under the aforementioned notes and the associated indenture, and we were released from all of our obligations under such notes and indenture.

In May 2022, we made two concurrent, but separate, exclusionary tender offers for up to €600 million aggregate principal amount of our outstanding 0.75% senior notes due 2027 and 2.125% senior notes due 2028.

In July 2022, we issued U.S.$750 million 4.70% senior notes due 2032.

Hybrid notes. In September 2022, we made an exclusionary tender offer for any and all of our outstanding euro NC10 (euro Series B) capital securities due 2073.

Bank loans. At December 31, 2022, we had approximately Ps.71.6 billion outstanding under a number of bank facilities bearing interest at fixed and variable rates. We also have two revolving syndicated credit facilities—one for U.S.$2.5 expiring in August 2024 and one for the Euro equivalent of U.S.$1.5 billion expiring in May 2026, which contains a sustainability-linked framework. As long as the facilities are committed, a commitment fee is paid. As of December 31, 2022, these credit facilities were not drawn. Both facilities include covenants that limit our ability to incur secured debt, to effect a merger in which the surviving entity would not be América Móvil or to sell substantially all of our assets. In addition, both facilities require us to maintain a consolidated ratio of debt to EBITDA not greater than 4.0 to 1.0 and a consolidated ratio of EBITDA to interest expense not less than 2.5 to 1.0. As of the date of this annual report, we are in compliance with these covenants.

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

In addition to the bank loans summarized in the table above, in March 2022, we entered into a credit agreement providing for borrowings in an amount up to Ps.20,558,500,000 (the “Sitios Credit Facility”) with a group of lenders that includes affiliates and BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México, as administrative agent for the lenders. The full principal amount available under this facility was disbursed on March 23, 2022. The spin-off was completed and the shares of Sitios began trading on the Mexican Stock Exchange on September 29, 2022. In connection therewith, we were released from our obligations under the Sitios Credit Facility, all liabilities with respect thereto were transferred to Sitios, and Sitios assumed all of our obligations thereunder.

Additionally, on April 14, 2022, Claro Brasil entered into an uncommitted term loan facility agreement for borrowings in an amount up to R$1.7 billion with BNP Paribas S.A. as lender. This facility will mature in 2023.

Option involving TKA shares. The Company has entered into the sale of a cash-settled put option related to TKA shares that will expire in August 2023. See Note 7 to our audited consolidated financial statements included in this annual report.

Bonds exchangeable for KPN shares. On March 2, 2021, our wholly-owned Dutch subsidiary, América Móvil B.V., issued approximately EUR 2.1 billion principal amount of senior unsecured bonds. The bonds will mature in 3 years, will not bear interest and were issued at an issue price of 104.75% of their principal amount. The Bonds will be exchangeable into ordinary shares of KPN, and the initial exchange price is EUR 3.1185.

Euro-denominated commercial paper program. From time to time, we have issued commercial paper under our euro-denominated commercial paper program. At December 31, 2022, the outstanding amount was Ps.2.6 billion under such program.

As of December 31, 2022, we had, on an unconsolidated basis, unsecured and unsubordinated indebtedness of approximately Ps.366.4 billion (U.S.$18.9 billion), excluding guarantees of subsidiaries’ indebtedness. As of December 31, 2022, our subsidiaries had indebtedness (excluding guarantees of indebtedness of us and our other subsidiaries) of approximately Ps.144.2 billion (U.S.$7.4 million), and a substantial portion of our subsidiaries’ indebtedness is owed by Telekom Austria.

GUARANTOR FINANCIAL INFORMATION

Some of the public securities issued by América Móvil in international and Mexican capital markets are guaranteed by Telcel, a wholly-owned subsidiary. As of December 31, 2022, the aggregate principal amount of debt guaranteed by Telcel was Ps.99,654. The guarantees provide that, in case of the failure of the Company to punctually make payment of any principal, premium, interest, additional amounts or any other amounts that may become payable by the Company in respect of the notes, Telcel agrees to immediately pay the amount that is due and required to be paid.

The following tables present summarized unconsolidated financial information for the Company and Telcel after eliminating transactions and balances between them.

	AS OF DECEMBER 31, 2022 (in millions of Mexican pesos)

	PARENT	GUARANTOR
Current assets	Ps. 32,473	Ps. 48,552
Total assets	797,287	221,510
Current liabilities	86,387	177,133
Total liabilities	445,448	190,518

	YEAR ENDED DECEMBER 31, 2022 (in millions of Mexican pesos)

	PARENT	GUARANTOR
Total revenues	Ps. -	Ps. 169,203
Operating income	(7,145)	99,246
Net profit for the year	(29,241)	100,072

RISK MANAGEMENT

We regularly assess our interest rate and currency exchange exposures in order to determine how to manage the risk associated with these exposures. We have indebtedness denominated in currencies other than the currency of our operating environments, and we have expenses for operations and for capital expenditures in a variety of currencies. We use derivatives to manage the resulting exchange rate and interest rate exposures. We do not use derivatives to hedge the exchange rate exposures that arise from having operations in different countries. For additional information on market risk, see Note 2 v(ii) to our audited consolidated financial statements included in this annual report.

Our practices vary from time to time depending on our judgment of the level of risk, expectations as to exchange rate or interest rate movements and the costs of using derivative financial instruments. We may stop using derivative financial instruments or modify our practices at any time.

As of December 31, 2022, the net fair value of our derivatives and other financial items was a net liability of Ps.22.7 billion, which are described in Note 7 to our audited consolidated financial statements. For additional information, see Note 2 v to our audited consolidated financial statements included in this annual report.

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

We are contesting significant tax assessments

We and some of our subsidiaries have been notified of tax assessments for significant amounts by the tax authorities of the countries in which we operate, especially in Brazil, Mexico and Colombia. The tax assessments relate to, among other things, alleged improper deductions and underpayments. We are contesting these tax assessments in several administrative and legal proceedings, and our challenges are at various stages. The amounts claimed by the tax authorities in these matters are significant. In many cases, we have not established a provision in our audited financial statements for these matters, or the amount claimed may be significantly in excess of any reserve established. We evaluate income tax contingencies applying IAS 12 and IFRIC 23. For other tax contingencies we consider the applicable IFRS guidance. Our significant tax assessments are described in Note 17 to our audited consolidated financial statements included in this annual report. If determined adversely to us, these proceedings may have a material adverse effect on our business, results of operations, financial condition or prospects. In addition, in some jurisdictions, challenges to tax assessments require the posting of a bond or security for the contested amount, which may reduce our flexibility in operating our business.

Failure to comply with anti-corruption, anti-bribery and anti-money laundering laws and economic and trade sanctions could harm our reputation, subject us to substantial fines and adversely affect our business

We operate in multiple jurisdictions and are subject to complex regulatory frameworks with increased enforcement activities worldwide. Our governance and compliance processes may not prevent future breaches of legal, accounting or governance standards and regulations. We may be subject to breaches of our code of ethics, anti-corruption policies and business conduct protocols and to instances of fraudulent behavior, corrupt practices and dishonesty by our employees, contractors or other agents. Our or our contractors’ failure to comply with applicable laws and other regulatory requirements, including those relating to anti-corruption, anti-bribery and anti-money laundering laws and economic and trade sanctions, could harm our reputation, subject us to substantial fines, sanctions or penalties and adversely affect our business and ability to access financial markets.

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

Effects of climate change may impose risk of damage to our infrastructure and our ability to provide services, all of which could adversely impact our financial results

Extreme weather events precipitated by long-term climate change have the potential to directly damage network facilities or disrupt our ability to build and maintain portions of our network and could potentially disrupt suppliers’ ability to provide products and services required to provide reliable network coverage. Any such disruption could delay network deployment plans, interrupt service for our customers, increase our costs and have a negative effect on our operating results. The potential physical effects of climate change, such as increased frequency and severity of storms, floods, fires, freezing conditions, sea-level rise, and other climate-related events, could adversely affect our operations, infrastructure, and financial results. Operational impacts resulting from the potential physical effects of climate change, such as damage to our network infrastructure, could result in increased costs and loss of revenue. We could incur significant costs to improve the climate resiliency of our infrastructure and otherwise prepare for, respond to, and mitigate such physical effects of climate change. We are not able to accurately predict the materiality of any potential losses or costs associated with the physical effects of climate change.

Public health crises, including the COVID-19 pandemic, could materially adversely affect our business, financial condition and results of operations

We are subject to risks related to public health crises, such as the COVID-19 pandemic, which had an adverse effect on our operating results in 2020. Our business is based on our ability to provide products and services to customers throughout Mexico and around the world and the ability of those customers to use and pay for those products and services for their businesses and in their daily lives. As a result, our business, financial condition and results of operations could be materially adversely affected by a crisis, like the COVID-19 pandemic, that significantly impacts the way customers use and are able to pay for our products and services, the way our employees are able to provide services to our customers, and the ways that our partners and suppliers are able to provide products and services to us. Such a crisis could significantly increase the probability or consequences of the risks our business faces in ordinary circumstances, such as risks associated with our supplier and vendor relationships, risks associated with employee health and productivity, risks of an economic slowdown, regulatory risks, and the costs and availability of financing.

Many of our employees are unionized and increases in labor and employee benefit costs may reduce our profitability, increase our funding requirements and could have an adverse impact on our operations

Many of our employees are members of labor unions with which we conduct collective negotiations on wages, benefits and working conditions. We use actuarial methodologies and assumptions such as discount rate, salary increase and mortality, among others, for the determination and valuation of our employee benefits, including retirement benefits. We evaluate from time to time, with the support of specialists, our actuarial methodologies and assumptions, as well as the valuation of the assets related to these benefits.

Our labor costs and the costs of maintaining employee benefits are substantial, and could be affected by several factors, including legislative and regulatory changes, work stoppages, subsequent negotiations, increases in healthcare costs, minimum wages, decreases in investment returns on the assets held in funds to support the payment of certain employee benefits and changes in the discount rate and mortality assumptions. An increase in labor and employee benefit costs could reduce our profitability, increase our funding requirements and have an adverse impact on our operations.

Inflationary pressures on costs may impact our network construction, financial condition and results of operations

As a provider of telecommunications and technology services, we sell handsets, wireless data cards, wireless computing devices and customer premises equipment manufactured by various suppliers. We depend on suppliers to provide us, directly or through other suppliers, with items such as network equipment, customer premises equipment, and wireless-related equipment such as mobile hotspots, handsets, wirelessly enabled computers, wireless data cards and other connected devices for our customers. In 2022 and 2023 year to date, the costs of these inputs and the costs of labor necessary to develop and maintain our networks and our products and customer care services have rapidly increased. In addition, many of these inputs are subject to price fluctuations from a number of factors, including, but not limited to, market conditions, demand and volatility in the prices for raw materials used in the production of these devices and network components, weather, climate change, energy costs (including as a result of the ongoing conflict in Ukraine, which has resulted in historically high energy market prices), currency fluctuations, supplier capacities, governmental actions, import and export requirements (including tariffs), and other factors beyond our control. Although we are unable to predict the impact on our ability to source materials in the future, we expect these supply pressures to continue into 2023. We also expect the pressures of input cost inflation to continue into 2023.

Our attempts to offset these cost pressures, such as through increases in the selling prices of some of our products and services, may not be successful. Higher product prices may result in reductions in sales volume. Consumers may be less willing to pay a price differential for our products and may increasingly purchase lower-priced offerings, or may forego some purchases altogether, during an economic downturn. To the extent that price increases are not sufficient to offset these increased costs adequately or in a timely manner, and/or if they result in significant decreases in sales volume, our business, financial condition or operating results may be adversely affected. Furthermore, we may not be able to offset any cost increases through productivity and cost-saving initiatives. In addition, widespread inflation may reduce the purchasing power of consumers for our products and services.

We rely on highly skilled personnel throughout all levels of our business. Our business could be harmed if we are unable to retain or motivate key personnel, hire qualified personnel or maintain our corporate culture

The market for highly skilled workers and leaders in our industry is extremely competitive. We believe that our future success depends in substantial part on our ability to recruit, hire, motivate, develop, and retain talented personnel for all areas of our organization, including our CEO and the other members of our senior leadership team. Our inability to retain these employees or to replace them with qualified and capable successors could hinder our strategic planning and execution. If key employees depart, our business could be negatively impacted. We may incur significant costs in identifying, hiring and replacing departing employees and may lose significant expertise and talent. As a result, we may not be able to meet our business plan and our revenue growth and profitability may be materially adversely affected.

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

If our churn rate increases, our business could be negatively affected

The cost of acquiring a new subscriber is much higher than the cost of maintaining an existing subscriber. Accordingly, subscriber deactivations, or “churn,” could have a material negative impact on our operating income, even if we are able to obtain one new subscriber for each lost subscriber. A substantial majority of our subscribers are prepaid, and we do not have long-term contracts with them. Our average churn rate on a consolidated basis was 3.2% for the year ended December 31, 2022, and 3.2% for the year ended December 31, 2021. If we experience an increase in our churn rate, our ability to achieve revenue growth could be materially impacted. In addition, a decline in general economic conditions could lead to an increase in churn, particularly among our prepaid subscribers.

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

We may fail to realize the benefits anticipated from acquisitions, divestments and significant investments we make from time to time

The business growth opportunities, revenue benefits, cost savings and other benefits we anticipated to result from our acquisitions, divestments and significant investments may not be achieved as expected or may be delayed. Our divestments may also adversely affect our prospects. For example, we may be unable to fully implement our business plans and strategies for the combined businesses due to regulatory limitations, and we may face regulatory restrictions in our provision of combined services in some of the countries in which we operate. To the extent that we incur higher integration costs or achieve lower revenue benefits or fewer cost savings than expected, or if we are required to recognize impairments of acquired assets, investments or goodwill, our results of operations and financial condition may suffer.

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

Negative or inaccurate information on social media or elsewhere could adversely affect our reputation

Negative or inaccurate information concerning or affecting us or our trademarks may be posted at any time on social media and similar platforms, including weblogs (blogs), social media websites, and other forms of Internet-based communications which allow individual access to a broad audience of consumers and other interested persons. This information may harm our reputation without affording us an opportunity for redress or correction, which could in turn have a material adverse effect on our business, financial condition and results of operations.

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

The intellectual property used by us, our suppliers or service providers may infringe on intellectual property rights owned by others

Some of our products and services use intellectual property that we own or license from others. We also provide content we receive from content producers and distributors, such as ringtones, text games, video games, video, including TV programs and movies, wallpapers or screensavers, and we outsource services to service providers, including billing and customer care functions, which incorporate or utilize intellectual property. We and some of our suppliers, content distributors and service providers have received, and may receive in the future, assertions and claims from third parties that the content, products or software utilized by us or our suppliers, content producers and distributors and service providers infringe on the patents or other intellectual property rights of these third parties. These claims could require us or an infringing supplier, content distributor or service provider to cease engaging in certain activities, including selling, offering and providing the relevant products and services. Such claims and assertions also could subject us to costly litigation and significant liabilities for damages or royalty payments or require us to cease certain activities or prevent us from selling certain products or services.

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

We have significant transactions with affiliates

We engage in various transactions with Telesites, S.A.B. de C.V. (“Telesites”), Sitios and certain subsidiaries of Grupo Carso, S.A.B. de C.V. (“Grupo Carso”) and Grupo Financiero Inbursa, S.A.B. de C.V. (“Grupo Financiero Inbursa”), all which may be deemed for certain purposes to be under common control with América Móvil.

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

Holders of ADSs are not entitled to attend shareholders’ meetings, and they may only vote through the depositary

Under our bylaws, a shareholder is required to deposit its shares with a custodian in order to attend a shareholders’ meeting. A holder of ADSs will not be able to meet this requirement and, accordingly, is not entitled to attend shareholders’ meetings. A holder of ADSs is entitled to instruct the depositary as to how to vote the shares represented by ADSs, in accordance with procedures provided for in the deposit agreement, but a holder of ADSs will not be able to vote its shares directly at a shareholders’ meeting or to appoint a proxy to do so.

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

You may not be entitled to participate in future preemptive rights offerings

Under Mexican law, if we issue new shares for cash as part of certain capital increases, we must grant our shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage in América Móvil. Rights to purchase shares in these circumstances are known as preemptive rights. Our shareholders do not have preemptive rights in certain circumstances such as mergers, convertible debentures, public offers and placement of repurchased shares. We may not be legally permitted to allow holders of ADSs or holders of B Shares in the United States to exercise any preemptive rights in any future capital increase unless we file a registration statement with the U.S. Securities and Exchange Commission (the “SEC”) with respect to that future issuance of shares. At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC and any other factors that we consider important to determine whether we will file such a registration statement.

We cannot assure you that we will file a registration statement with the SEC to allow holders of ADSs or U.S. holders of B shares to participate in a preemptive rights offering. As a result, the equity interest of such holders in América Móvil may be diluted proportionately. In addition, under current Mexican law, it is not practicable for the depositary to sell preemptive rights and distribute the proceeds from such sales to ADS holders.

RISKS RELATING TO DEVELOPMENTS IN MEXICO AND OTHER COUNTRIES

Economic, political and social conditions in Latin America, the Caribbean and Europe may adversely affect our business

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

Adverse economic, political and social conditions in Latin America, the Caribbean or in Europe may inhibit demand for telecommunication services and create uncertainty regarding our operating environment or may affect our ability to renew our licenses and concessions, to maintain or increase our market share or profitability and may have an adverse impact on future acquisitions, which could have a material adverse effect on our company. In addition, the perception of risk in the countries in which we operate may have a negative effect on the trading price of our shares and ADSs and may restrict our access to international financial markets.

Our business may also be especially affected by conditions in Mexico and Brazil, two of our largest markets.

For example, Mexican elections in July 2018 and July 2021 resulted in a new president and in a Congress in which the political party with more members in both houses is a different political party from the parties that have been in power in the past. We cannot predict what changes in policy this or future Mexican administrations may adopt, or their impact on our operations. Additionally, in Mexico, economic conditions are strongly impacted by those of the United States. There is continuing uncertainty regarding U.S. policies with respect to matters of importance to Mexico and its economy, particularly with respect to trade and migration.

With respect to Brazil, presidential elections occur every four years. Changes in elected representatives and the perception of risks in connection with volatility related to the 2022 presidential elections in Brazil, ongoing corruption and other investigations and policies and potential changes to address these matters or otherwise, including economic and fiscal reforms, may impact our Brazilian operations.

Adverse changes in global financial markets could limit our ability and our larger customers’ ability to access capital or increase the cost of capital needed to fund business operations

We fund our capital needs in part through borrowings in the public and private credit markets. Adverse changes in the credit markets, including increases in interest rates or changes in foreign exchange rates, could increase our cost of borrowing to obtain financing for our operations or refinance our existing indebtedness. We may also incur indebtedness with interest determined on a floating rate basis, which may expose us to future rate increases. We may not hedge or may not be successful in hedging our exposure to floating interest rates or foreign exchange rates. If we are unable to effectively manage our interest rate exposure, increases in market interest rates could increase such exposure and our debt service obligations, which could materially and adversely affect our operations, cash flows and liquidity.

In March 2021, the ICE Benchmark Administration (the Financial Conduct Authority-regulated and authorized administrator of the London Interbank Offered Rate (“LIBOR”)) announced that it would cease the publication of the one-week and two-month U.S. dollar LIBOR after December 31, 2021, and the publication of all remaining U.S. dollar LIBOR tenors after June 30, 2023. Although many of our LIBOR-based obligations provide for alternative methods of calculating the interest rate payable if LIBOR is not reported, the extent and manner of any future changes with respect to methods of calculating LIBOR or replacing LIBOR with another benchmark are unknown and impossible to predict at this time and, as such, may result in interest rates that are materially higher than current interest rates. This could materially and adversely affect our results of operations, cash flows and liquidity.

In the context of an international transition to market-based reference rates, in Mexico, the Central Bank (Banco de México) has lead an effort to migrate to a new reference rate, “Funding TIIE” (TIIE de Fondeo). It is expected that starting on December 2023, depending upon the TIIE period, use of the existing TIIE rate shall be restricted for new agreements and that, for existing agreements, the TIIE’s calculation methodology is adjusted in accordance with the new Funding TIIE.

Changes in exchange rates could adversely affect our financial condition and results of operations

We are affected by fluctuations in the value of the currencies in which we conduct operations compared to the currencies in which our indebtedness is denominated. Such changes result in exchange losses or gains on our net indebtedness and accounts payable. In 2022, we reported net foreign exchange gains of Ps.20.8 billion.

In addition, currency fluctuations between the Mexican peso and the currencies of our non-Mexican subsidiaries affect our results as reported in Mexican pesos. Currency fluctuations are expected to continue to affect our financial income and expense.

Major depreciation of the currencies in which we conduct operations could cause governments to impose exchange controls that would limit our ability to transfer funds between us and our subsidiaries. Major depreciation of the currencies in which we conduct operations may result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert such currencies into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our indebtedness. The government of Argentina has adopted exchange controls and restrictions on the movement of capital and has taken other measures in response to capital flight and the significant depreciation of the Argentine peso. In addition, although the Mexican government does not currently restrict, and for many years has not restricted, the right or ability of Mexican or foreign persons or entities to convert Mexican pesos into U.S. dollars or to transfer other currencies out of Mexico, it could institute restrictive exchange rate policies in the future. Similarly, the Brazilian government may impose temporary restrictions on the conversion of Brazilian reais into foreign currencies and on the remittance to foreign investors of proceeds from investments in Brazil whenever there is a serious imbalance in Brazil’s balance of payments or a reason to foresee a serious imbalance.

Developments in other countries may affect the market price of our securities and adversely affect our ability to raise additional financing

The market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other countries, including the United States, the European Union (the “EU”) and emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Mexico, investors’ reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Mexican issuers. Crises in the United States, the EU and emerging market countries may diminish investor interest in securities of Mexican issuers. For example, in response to the ongoing military conflict involving Russia and Ukraine, the United States, other North Atlantic Treaty Organization member states, as well as non-member states, have announced targeted economic sanctions on Russia, certain Russian citizens and enterprises. The continuation of the conflict may trigger a series of additional economic and other sanctions enacted by the United States, other North Atlantic Treaty Organization member states, and other countries. This could materially and adversely affect economic conditions, the market price of our securities and our operations in Belarus, and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

PART IV

SHARE OWNERSHIP AND MAJOR SHAREHOLDERS TRADING

On December 20, 2022, our shareholders approved the conversion (such conversion, the “Reclassification”) of all of our outstanding series of shares representing our capital stock, the “AA Shares”, “A Shares” and “L Shares,” into a single series of ordinary shares with full voting rights and no par value, the “B Shares”, on a one for one basis. Pursuant to the Reclassification, B Shares started trading on March 16, 2023, and currently we have a single series of shares outstanding with full voting rights. In connection with the Reclassification, each of our L Share ADSs and A Share ADSs were cancelled and the corresponding number of ADSs representing B Shares were distributed to the applicable holders of L Share ADSs and A Shares ADSs. Accordingly, each of our ADSs now represents 20 B Shares.

The following table sets forth our capital structure as of March 31, 2023, after giving effect to the Reclassification.

SERIES	NUMBER OF SHARES (MILLIONS)	PERCENT OF COMBINED CAPITAL
Outstanding B Shares (no par value)	63,224	100%
Total	63,224	100%

According to reports of beneficial ownership of our shares filed with the SEC, as of March 31, 2023, after giving effect to the Reclassification, the Slim Family may be deemed to control us through their interests in a Mexican trust that holds B Shares for their benefit (the “Family Trust”), their interest in Control Empresarial de Capitales, and their direct ownership of our shares. See “Management—Directors” and “Management— Executive Committee” under Part V and “Related Party Transactions” under this Part IV of this annual report.

The following table identifies owners of more than 5.0% of our B Shares as of March 31, 2023, after giving effect to the Reclassification. Except as described in the table below and the accompanying notes, we are not aware of any holder of more than 5.0% of our B Shares. See “Management—Share Ownership of Directors and Senior Management” under Part V of this annual report.

SHAREHOLDER	SHARES OWNED (MILLIONS)	PERCENT OF CLASS(1)

B SHARES:
Family Trust(2)	17,743	28.1%
Control Empresarial de Capitales(3)	10,700	16.9%
Carlos Slim Helú	5,200	8.2%

(1) Percentage figures are based on the number of shares outstanding as of March 31, 2023.

(2) The Family Trust is a Mexican trust that holds B Shares for the benefit of members of the Slim Family. In addition to shares held by the Family Trust, members of the Slim Family, including Carlos Slim Helú, directly own an aggregate of 13,783 million B Shares representing 21.8% of all B Shares. According to beneficial reports filed with the SEC, none of these members of the Slim Family, other than Carlos Slim Helú, individually directly own more than 5.0% of our B Shares.

(3) Includes shares owned by subsidiaries of Control Empresarial de Capitales, formerly known as Inversora Carso. Based on beneficial ownership reports filed with the SEC, Control Empresarial de Capitales is a Mexican sociedad anónima de capital variable and may be deemed to be controlled by the Slim Family.

(4) Based on beneficial ownership reports filed with the SEC.

As of March 31, 2023, after giving effect to the Reclassification, 7.40% of the outstanding B Shares were represented by B Share ADSs, each representing the right to receive 20 B Shares, and 99.52% of the B Share ADSs were held by 6,943 registered holders with addresses in the United States. We have no information concerning the number of holders with registered addresses in the United States that hold B Shares not represented by ADSs.

Our subsidiaries purchase materials or services from a variety of companies that may be deemed for certain purposes to be under common control with us, including Telesites, Sitios, Grupo Carso, Grupo Financiero Inbursa and their respective subsidiaries.

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

We and Telesites have entered into an agreement providing for site usage fees, annual price escalations and fixed annual charges that permit us to install a pre-determined amount of equipment at the Telesites towers and provide for incremental fee payments if capacity use is exceeded. The principal economic terms of the agreement conform to the reference terms published by Telesites and approved by the Federal Telecommunications Institute (Instituto Federal de Telecomunicaciones, or “IFT”).

Our subsidiaries have entered into master service agreements and site agreements with Sitios in each of the countries where Sitios operates pursuant to which Sitios will build, install, maintain and provide access to its towers and other support structures, as well as physical space for the location of towers and other non-electronic components. Most of the master service agreements are for a mandatory initial term of five (5) to ten (10) years and will renew automatically for an additional term of the same number of years unless the carrier notifies Sitios of its intent not to renew.

We enter into a number of transactions with related parties in the ordinary course of our business. We believe that these transactions are on terms comparable to those that could be obtained in arm’s length negotiations with unaffiliated third parties. Note 6 and Note 15 to our audited consolidated financial statements included in this annual report set forth information on related party transactions for the three year period set forth therein. We do not regard any of these transactions as material to us.

In accordance with Mexican law, an independent committee must provide an opinion to the board of directors regarding any transaction with a related party that requires approval by the board of directors. Pursuant to Mexican law, related party transactions that are non-material, are within the ordinary course of business, or are on an arm’s-length basis, do not require specific board approval, if consistent with the guidelines approved by the Board of Directors.

We regularly pay cash dividends on our shares. The table below sets forth the nominal amount of dividends paid per share on each date indicated, in Mexican pesos and translated into U.S. dollars at the exchange rate reported by Banco de México, as published in the Official Gazette, for each of the respective payment dates.

PAYMENT DATE	PESOS PER SHARE	DOLLARS PER SHARE
August 29, 2022	Ps. 0.44	U.S.$	0.0221
November 8, 2021	Ps. 0.20	U.S.$	0.0097
July 19, 2021	Ps. 0.20	U.S.$	0.0100
November 9, 2020	Ps. 0.19	U.S.$	0.0092
July 20, 2020	Ps. 0.19	U.S.$	0.0085
November 11, 2019	Ps. 0.17	U.S.$	0.0090
July 15, 2019	Ps. 0.18	U.S.$	0.0095
November 12, 2018	Ps. 0.16	U.S.$	0.0080
July 16, 2018	Ps. 0.16	U.S.$	0.0085

On April 27, 2023 our shareholders approved a cash dividend of Ps.0.46 per share, payable in two equal installments of Ps 0.23 each on July 17, 2023 and November 13, 2023.

As of December 31, 2022, prior to the Reclassification, the declaration, amount and payment of dividends by América Móvil was determined by majority vote of the holders of AA

Shares and A Shares, generally on the recommendation of the Board of Directors, and depended on our results of operations, financial condition, cash requirements, future prospects and other factors considered relevant by the holders of AA Shares and A Shares.

Prior to the Reclassification and the corresponding amendments to our bylaws, our bylaws provided that holders of AA Shares, A Shares and L Shares participate equally on a per-share basis in dividend payments and other distributions, subject to certain non-material preferential dividend rights of holders of L Shares.

After giving effect to the Reclassification, the declaration, amount and payment of dividends by América Móvil will be determined by majority vote of the holders of B Shares (i.e., all of our shareholders), generally on the recommendation of the Board of Directors, and depends on the results of operations, financial condition, cash requirements, future prospects and other factors considered relevant by majority vote of the holders of B Shares.

After the Reclassification and the corresponding amendments to our bylaws, our bylaws provide that holders of B Shares (i.e., all of our shareholders) participate equally on a per-share basis in dividend payments and other distributions.

After giving effect to the Reclassification, our shares and ADSs are listed on the following markets:

SECURITY	STOCK EXCHANGE	TICKER SYMBOL

B Shares	Mexican Stock Exchange—Mexico City	AMX

B Share ADSs	New York Stock Exchange—New York	AMX

We are a Sociedad Anónima Bursátil de Capital Variable organized under Mexican law. For a description of our B Shares, and a brief summary of certain significant provisions in our current bylaws and Mexican law, see “Description of Securities Registered Under Section 12 of the Exchange Act,” filed as Exhibit 2.1 with this annual report. For a description of our Board of Directors, Executive and Audit and Corporate Practices Committees and External Auditor, see “Management” under Part V of this annual report.

As of December 31, 2022, prior to the Reclassification, we periodically repurchased at our discretion our L Shares and A Shares on the open market pursuant to guidelines approved by our Board of Directors, using funds up to an amount authorized by our shareholders specifically for the repurchase of L Shares and A Shares. Our shareholders authorized the allocation of up to Ps.6 billion in February 2021, Ps.25 billion in April 2021 and Ps.26 billion in November 2021, in each case to repurchase L Shares and A Shares. In our 2022 annual ordinary shareholders’ meeting, our shareholders authorized an increase to the buyback program by an amount equal to Ps.26 billion, which after the increase amounted to Ps.36,539 billion to repurchase L Shares and A Shares from April 2022 to April 2023. We may use unused amounts under these authorizations to repurchase B Shares after giving effect to the Reclassification.

In our 2023 annual shareholders’ meeting, our shareholders authorized to allocate an amount equal to Ps.20 billion for the buyback program, amount that will include the balance of the Company’s buyback program fund as of the date of the shareholders’ meeting for the April 2023 – April 2024 period. We expect to continue to periodically repurchase at our discretion our B Shares on the open market pursuant to guidelines approved by our Board of Directors, using funds up to an amount authorized by our shareholders.

The following table sets out information concerning purchases of our L Shares by us and our affiliated purchasers in 2022. We did not repurchase our L Shares other than through the share repurchase program, and we only repurchase 42,637 A Shares in 2022, specifically in November at an average price of 19.74 per share.

PERIOD	TOTAL NUMBER OF SHARES PURCHASED(1)	AVERAGE PRICE PER SHARE	TOTAL NUMBER OF SHARES PURCHASED AS PART OF PUBLICLY ANNOUNCED PLANS OR PROGRAMS	APPROXIMATE MEXICAN PESO VALUE OF SHARES THAT MAY YET BE PURCHASED UNDER THE PLANS OR PROGRAMS(2)
January 2022	116,140,633	Ps. 20.41	116,140,633	Ps. 18,256,273,724.84
February 2022	205,743,252	18.86	205,743,252	14,397,643,412.75
March 2022	150,906,748	20.12	150,906,748	11,378,951,514.10
April 2022	86,450,198	21.60	86,450,198	35,522,092,260.03
May 2022	132,499,802	20.15	132,499,802	32,867,302,992.46
June 2022	128,500,000	20.07	128,500,000	30,303,453,667.70
July 2022	67,500,000	19.54	67,500,000	28,991,865,232.22
August 2022	82,570,000	18.56	82,570,000	27,468,395,546.71
September 2022	102,430,000	17.34	102,430,000	25,702,567,746.92
October 2022	84,000,000	17.19	84,000,000	24,267,080,485.43
November 2022	67,957,363	19.45	67,957,363	22,952,187,734.03
December 2022	140,000,000	18.25	140,000,000	20,411,356,682.85
Total L Shares	1,364,697,996		1,364,697,996
(1) This includes purchases by us and our affiliated purchasers in 2022.
(2) This is the approximate peso amount available at the end of the period for purchases of both L Shares and A Shares pursuant to our share repurchase program.

The following summary contains a description of certain Mexican federal and U.S. federal income tax consequences of the acquisition, ownership and disposition of B Shares or B Share ADSs, after giving effect to the Reclassification, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, hold or sell B Shares or B Share ADSs.

This discussion does not constitute, and should not be considered as, legal or tax advice to holders. The discussion is for general information purposes only and is based upon the federal tax laws of Mexico, including the Mexican Income Tax Law (Ley del Impuesto sobre la Renta), and the United States in effect on the date of this annual report, including the Convention for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion and the protocols thereto between the United States and Mexico currently in force (together, the “Tax Treaty”) and the agreement between the United States and Mexico concerning the exchange of information with respect to tax matters. The Tax Treaty is subject to change, and such changes may have retroactive effects. Holders of B Shares or B Share ADSs should consult their own tax advisors as to the Mexican, U.S. or other tax consequences of the purchase, ownership and disposition of B Shares or B Share ADSs, including, in particular, the effect of any foreign, state or local tax laws.

MEXICAN TAX CONSIDERATIONS

The following is a general summary of the principal consequences under the Mexican Income Tax Law and the rules and regulations thereunder, as currently in effect, of an investment in Series B Shares or B Share ADSs by a holder that is not a resident of Mexico and that will not hold Series B Shares or B Share ADSs or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment in Mexico (a “nonresident holder”).

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

This summary does not purport to be a comprehensive description of all the Mexican tax considerations that may be relevant to a decision to purchase, own or dispose of the shares. In particular, this summary (i) does not describe any tax consequences arising under the laws of any state, locality, municipality or taxing jurisdiction other than certain federal laws of Mexico and (ii) does not address all of the Mexican tax consequences that may be applicable to specific holders of the shares, including a holder:

•	whose shares were not acquired through the Mexican Stock Exchange or other markets authorized by the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público) or the Mexican Federal Tax Code;

•	of Series B Shares or B Share ADSs that control us;

•	that holds 10.0% or more of our shares;

•	that is part of a group of persons for purposes of Mexican law that controls us (or holds 10.0% or more of our shares); or

•	that is a resident of Mexico or is a corporation resident in a tax haven (as defined by the Mexican Income Tax Law).

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

Payment of Dividends

Dividends, either in cash or in kind, paid with respect to Series B Shares or B Share ADSs will generally be subject to a 10.0% Mexican withholding tax (provided that no Mexican withholding tax will apply to distributions of net taxable profits generated before 2014). Nonresident holders could be subject to a lower tax rate, to the extent that they are eligible for benefits under an income tax treaty to which Mexico is a party.

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

The sale or other transfer or disposition of shares not carried out through the Mexican Stock Exchange and not held in the form of B Share ADSs will be subject to a 25% tax rate in Mexico, which is applicable to the gross proceeds realized from the sale.

Alternatively, a nonresident holder may, subject to certain requirements, elect to pay taxes on the net gain realized from the sale of shares at a rate of 35%.

The sale or disposition of B Share ADSs through securities exchanges or markets recognized under the Mexican federal tax code (which includes the NYSE) by nonresidents who are residents of a country with which Mexico has entered into an income tax treaty is not subject to income tax in Mexico under the current tax rules. The tax treatment of such transfer of B Share ADSs by nonresidents who are also not residents of a country with which Mexico has entered into an income tax treaty is not clear under the current Mexican tax rules.

Pursuant to the Tax Treaty, gains realized by a U.S. resident that is eligible to receive benefits pursuant to the Tax Treaty from the sale or other disposition of Series B Shares or B Share ADSs, even if the sale or disposition is not carried out under the circumstances described in the preceding paragraphs, will not be subject to Mexican income tax, provided that the gains are not attributable to a permanent establishment or a fixed base in Mexico, and further provided that such U.S. holder owned less than 25% of the shares representing our capital stock (including B Share ADSs), directly or indirectly, during the 12-month period preceding such disposition. U.S. residents should consult their own tax advisors as to their possible eligibility under the Tax Treaty.

Gains and gross proceeds realized by other nonresident holders that are eligible to receive benefits pursuant to other income tax treaties to which Mexico is a party may be exempt from Mexican income tax, in whole or in part. Non-U.S. holders should consult their own tax advisors as to their possible eligibility under such treaties.

Other Mexican Taxes

A nonresident holder generally will not be liable for estate, inheritance or similar taxes with respect to its holdings of Series B Shares or B Share ADSs; provided, however, that gratuitous transfers of Series B Shares or B Share ADSs may, in certain circumstances, result in the imposition of a Mexican tax upon the recipient.

There are no Mexican stamp, issue registration or similar taxes payable by a nonresident holder with respect to Series B Shares or B Share ADSs.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax consequences to holders of the acquisition, ownership and disposition of shares or ADSs. The summary does not purport to be a comprehensive description of all of the tax consequences of the acquisition, ownership or disposition of shares or ADSs. The summary applies only to holders that will hold their shares or ADSs as capital assets and does not apply to special classes of holders, such as regulated investment companies, real estate investment trusts, brokers or dealers in securities or currencies, U.S. holders (defined below) with a functional currency other than the U.S. dollar, holders of 10.0% or more of our shares measured by vote or value (whether held directly or through ADSs or both), tax-exempt organizations, banks, insurance companies or other financial institutions, holders liable for the alternative minimum tax, securities traders electing to account for their investment in their shares or ADSs on a mark-to-market basis, entities that are treated for U.S. federal income tax purposes as partnerships or other pass-through entities or equity holders therein and persons holding their shares or ADSs in a hedging transaction or as part of a “straddle” or conversion transaction or as part of a “synthetic security” or other integrated financial transaction, certain U.S. expatriates and taxpayers using a taxable year other than the calendar year or U.S. holders that are engaged in a trade or business or have a permanent establishment in Mexico.

For purposes of this discussion, a “U.S. holder” is a holder of shares or ADSs that is:

•	a citizen or resident of the United States of America,

•	a corporation (or other entity taxable as a corporation) organized under the laws of the United States of America or any state thereof or

•	otherwise subject to U.S. federal income taxation on a net income basis with respect to the shares or ADSs.

Each holder should consult such holder’s own tax advisor concerning the overall tax consequences to it of the ownership or disposition of shares or ADSs that may arise under foreign, state and local laws.

Treatment of ADSs

In general, a holder of ADSs will be treated as the owner of the shares represented by those ADSs for U.S. federal income tax purposes. Deposits or withdrawals of shares by holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes. U.S. holders that withdraw any shares should consult their own tax advisors regarding the treatment of any foreign currency gain or loss on any pesos received in respect of such shares.

U.S. TAX CONSEQUENCES FOR U.S. HOLDERS

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the shares and ADSs will be subject to taxation at reduced rates if the dividends are “qualified dividends.” Dividends paid on the shares and ADSs will be treated as qualified dividends if (i) (A) the shares and ADSs are readily tradable on an established securities market in the United States or (B) we are eligible for the benefits of a comprehensive tax treaty with the United States which the U.S. Treasury determines is satisfactory for purposes of this provision and which includes an exchange of information program, and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). Prior to the Reclassification, the A and L Share ADSs were listed on the NYSE and so qualified as readily tradable on an established securities market in the United States. The B Share ADSs are listed on the NYSE, and will qualify as readily tradable on an established securities market in the

United States so long as they are so listed. In addition, the U.S. Treasury has determined that the Tax Treaty meets the requirements for reduced rates of taxation, and we believe we are eligible for the benefits of the Tax Treaty. Based on our audited consolidated financial statements and relevant market data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to the 2021 and 2022 taxable years. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income and relevant market data, we do not anticipate becoming a PFIC for the 2023 taxable year. Holders of shares or ADSs should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

Subject to generally applicable limitations and conditions (including a minimum holding period requirement), Mexican dividend withholding tax paid at the appropriate rate applicable to the U.S. holder may be eligible for a credit against such U.S. holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include new requirements recently adopted by the U.S. Internal Revenue Service (“IRS”) and any Mexican tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. holder. In the case of a U.S. holder that is eligible for, and properly elects, the benefits of the Tax Treaty, the Mexican tax on dividends will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. holders, the application of these requirements to the Mexican tax on dividends is uncertain and we have not determined whether these requirements have been met. If Mexican dividend tax is not a creditable tax for a U.S. holder or the U.S. holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. holder may be able to deduct the Mexican tax in computing such U.S. holder’s taxable income for U.S. federal income tax purposes. Dividend distributions will constitute income from sources without the United States and, for U.S. holders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes.

The availability and calculation of foreign tax credits and deductions for foreign taxes depend on a U.S. holder’s particular circumstances and involve the application of complex rules to those circumstances. U.S. holders should consult their own tax advisors regarding the application of these rules to their particular situations. Distributions of additional shares or ADSs to U.S. holders with respect to their shares or ADSs that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

Taxation of Dispositions

A U.S. holder generally will recognize capital gain or loss on the sale or other taxable disposition of the shares or ADSs in an amount equal to the difference between the U.S. holder’s basis in such shares or ADSs (in U.S. dollars) and the amount realized on the disposition (in U.S. dollars, determined at the spot rate on the date of disposition if the amount realized is denominated in a foreign currency). Gain or loss recognized by a U.S. holder on such sale or other taxable disposition generally will be long-term capital gain or loss if, at the time of disposition, the shares or ADSs have been held for more than one year. Long-term capital gain recognized by a U.S. holder that is an individual is taxable at reduced rates. The deductibility of a capital loss is subject to limitations.

Capital gain or loss recognized by a U.S. holder on the sale or other taxable disposition of the shares or ADSs generally will be U.S. source gain or loss for U.S. foreign tax credit purposes. Under the new foreign tax credit requirements recently adopted by the IRS, any Mexican tax imposed on the sale or other disposition of the shares or ADSs generally will not be treated as a creditable tax for U.S. foreign tax credit purposes. If the Mexican tax is not a creditable tax, the tax would reduce the amount realized on the sale or other disposition of the shares or ADSs even if the U.S. holder has elected to claim a foreign tax credit for other taxes in the same year. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to a sale or other disposition of, the shares or ADSs and any Mexican tax imposed on such sale or disposition.

Information Reporting and Backup Withholding

Dividends on, and proceeds from the sale or other disposition of, the shares or ADSs paid to a U.S. holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the holder:

•	establishes that it is an exempt recipient, if required, or

•	provides an accurate taxpayer identification number on a properly completed IRS Form W-9 and certifies that no loss of exemption from backup withholding has occurred.

The amount of any backup withholding from a payment to a holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS.

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

AMERICAN DEPOSITARY SHARES

Fees and charges payable by a holder of B Share ADSs.

Our B Share ADSs are listed on the NYSE under the symbol “AMX”. Citibank N.A. is the depositary (the “Depositary”) of our B Share ADSs pursuant to the deposit agreement for the issuance of the B Share ADSs entered into between the Depositary and us (the “Deposit Agreement”). Each B Share ADS represents the right to receive 20 B Shares. See “Form of Deposit Agreement by and among América Móvil, S.A.B. de C.V., Citibank, N.A., as ADS depositary, and the holders and beneficial owners of American Depositary Shares thereunder (incorporated by reference to Exhibit (a) to the Registration Statement on Form F-6 ( File No. 333-270031) filed with the Commission on February 24, 2023)” filed as Exhibit 4.2 with this annual report.

Under the terms of the Deposit Agreement, as of the date of this annual report, a B Share ADS holder may have to pay to the Depositary the fees specified in the table below.

The charges of the Depositary payable by investors are as follows:

SERVICE	RATE	BY WHOM PAID

(1)  Issuance of ADSs (e.g., an issuance upon a deposit of Shares, upon a change in the ADS(s)-to-Share(s) ratio, or for any other reason), excluding issuances as a result of distributions described in paragraph (4) below.

	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) issued.	Person for whom ADSs are issued.
(2) Cancellation of ADSs (e.g., a cancellation of ADSs for Delivery of deposited Shares, upon a change in the ADS(s)-to-Share(s) ratio, or for any other reason).	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) cancelled.	Person for whom ADSs are being cancelled.
(3) Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements).	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held.	Person to whom the distribution is made.
(4) Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) an exercise of rights to purchase additional ADSs.	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held.	Person to whom the distribution is made.
(5) Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., spin-off shares).	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held.	Person to whom the distribution is made.
(6) ADS Services.	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held on the applicable record date(s) established by the Depositary.	Person holding ADSs on the applicable record date(s) established by the Depositary.

(7)  Registration of ADS Transfers (as defined in the Deposit Agreement) (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC (as defined in the Deposit Agreement) and vice versa, or for any other reason).

	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) transferred.	Person for whom or to whom ADSs are transferred.

(8)  Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of Partial Entitlement ADSs (as defined in the Deposit Agreement) for Full Entitlement ADSs (as defined in the Deposit Agreement), or upon conversion of Restricted ADSs (as defined in the Deposit Agreement) into freely transferable ADSs (as defined in the Deposit Agreement), and vice versa).

	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) converted.	Person for whom ADSs are converted or to whom the converted ADSs are delivered.

Disclosure for fees incurred in past annual period.

For the year ended December 31, 2022, we received from Citibank N.A., the depositary of our A Share ADSs and L Share ADSs pursuant to the deposit agreements entered into between Citibank N.A. and us for the issuance of the A Share ADSs and L Shares ADSs, respectively, U.S.$1.9 million for expenses we incurred related to the administration and maintenance of the A Share ADS and L Share ADS programs and investor relation activities.

DIRECTORS

Our Board of Directors has broad authority to manage our company. Our bylaws provide for the Board of Directors to consist of between 5 and 21 directors and allow for the election of an equal number of alternate directors. Directors need not be shareholders. A majority of our directors and a majority of the alternate directors must be Mexican citizens.

Prior to the Reclassification, a majority of the holders of the AA Shares and A Shares voting together elected a majority of the directors and alternate directors, provided that any holder or group of holders of at least 10.0% of the total AA Shares and A Shares was entitled to name one director and one alternate director. Two directors and two alternate directors, if any, were elected by a majority vote of the holders of L Shares. Each alternate director attended meetings of the Board of Directors and voted in the absence of the corresponding director. Directors and alternate directors were elected or reelected at each annual general meeting of shareholders and each annual ordinary special meeting of holders of L Shares.

After giving effect to the Reclassification, B Shares represent our only class of shares, and a majority of the holders of the B Shares elect our directors, and any holder or group of holders of at least 10.0% of the total B Shares was entitled to name one director and one alternate director.

In accordance with the Mexican Securities Market Law (Ley del Mercado de Valores), the determination as to the independence of our directors is made by our shareholders, though the CNBV may challenge this determination. Pursuant to our bylaws and the Mexican Securities Market Law, at least 25.0% of our directors must be independent.

At the annual shareholders’ meeting held on April 27, 2023, the current members of the Board of Directors, the Executive Committee and the Audit and Corporate Practices Committee were reelected, and the Corporate Secretary and the Corporate Pro Secretary were reappointed, with all directors elected by the holders of our B Shares. 9 (approximately 64%) of the members of the Board of Directors are independent, and 3 (approximately 21%) are women.

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

The names and positions of the members of the Board reelected or elected for the first time at the 2023 annual general shareholders’ meeting—their term expiring in 2024—their year of birth, and information concerning their committee membership and principal business activities outside América Móvil are set forth below:

CARLOS SLIM DOMIT

Cochairman of the Board and Member of the Executive Committee
Born:	1967
First elected:	2011
Principal occupation:	Chairman of the Board of América Móvil
Other directorships:	Chairman of the Board of Grupo Carso and its affiliates
Business experience:	Business administration; Chief Executive Officer of Sanborn Hermanos

PATRICK SLIM DOMIT

Cochairman of the Board and Member of the Executive Committee
Born:	1969
First elected:	2004
Principal occupation:	Chief Executive Officer of Grupo Sanborns
Other directorships:	Director of Grupo Carso and its affiliates
Business experience:	Business administration; Chief Executive Officer of Grupo Carso and Vice President of Commercial Markets of Telmex

DANIEL HAJJ ABOUMRAD

Director and Member of the Executive Committee
Born:	1966
First elected:	2000
Principal occupation:	Chief Executive Officer of América Móvil
Other directorships:	Director of Grupo Carso and Telmex
Business experience:	Business administration; Chief Executive Officer of Compañía Hulera Euzkadi

LUIS ALEJANDRO SOBERÓN KURI

Director
Born:	1960
First elected:	2000
Principal occupation:	Chief Executive Officer and Chairman of the Board of Serinem México (a subsidiary of Corporación Interamericana de Entretenimiento)
Other directorships:	Director of CIE; Director of Grupo Financiero Citibanamex
Business experience:	Business administration; Various positions at CIE

FRANCISCO JOSÉ MEDINA CHÁVEZ

Director
Born:	1956
First elected:	2018
Principal occupation:	Chief Executive Officer and Chairman of Grupo Fame, and Chairman of Grupo Altozano
Other directorships:	Director of Banco Nacional de México and Grupo Chedraui
Business experience:	Real estate; Director of Aeroméxico and Mitsui Mexico

ERNESTO VEGA VELASCO

Director and Chairman of the Audit and Corporate Practices Committee

Born:	1937
First elected:	2007
Principal occupation:	Retired. Member of the board of directors and audit and corporate practices, planning and finance and evaluation and compensation committees of certain companies.
Other directorships:	Director of Kuo and its affiliates, Impulsora de Desarrollo y el Empleo en América Latina and its affiliates, and Industrias Peñoles
Business experience:	Accounting and business administration; Various positions in Desc Group, including Corporate Vice- President

RAFAEL MOISÉS KALACH MIZRAHI

Director and Member of the Audit and Corporate Practices Committee

Born:	1946
First elected:	2012
Principal occupation:	Chairman and Chief Executive Officer of Grupo Kaltex
Other directorships:	Director of Grupo Carso and its affiliates
Business experience:	Accounting and business administration; various positions in Grupo Kaltex

ANTONIO COSÍO PANDO

Director

Born:	1968
First elected:	2015
Principal occupation:	Vice President of Grupo Hotelero las Brisas, Compañía Industrial Tepeji del Río, and Bodegas de Santo Tomás
Other directorships:	Director of Grupo Carso and its affiliates, Corporación Actinver, and Grupo Aeroméxico
Business experience:	Engineer; various positions in Grupo Brisas and Compañía Industrial Tepeji del Río

OSCAR VON HAUSKE SOLÍS

Director

Born:	1957
First elected:	2011
Principal occupation:	Chief Fixed-line Operations Officer of América Móvil
Other directorships:	Member of Telekom Austria’s Supervisory Board
Business experience:	Accounting and business administration; Chief Executive Officer of Telmex Internacional, Chief Systems and Telecommunications Operators Officer of Telmex and member of KPN’s Supervisory Board

VANESSA HAJJ SLIM

Director

Born:	1997
First elected:	2018

Principal occupation:	Analyst at Inmuebles Carso, S.A.B de C.V.

Other directorships:	Director of Grupo Carso

DAVID IBARRA MUÑOZ

Director

Born:	1930
First elected:	2000
Principal occupation:	Retired
Other directorships:	Director of Grupo Carso and its affiliates, and Grupo Mexicano de Desarrollo
Business experience:	Economist; Chief Executive Officer of Nacional Financiera and Secretary of Finance and Public Credit of Mexico

GISSELLE MORÁN JIMÉNEZ

Director

Born:	1974
First elected:	2021
Principal occupation:	Cheif Executive Officer of Real Estate, Market and Lifesytle
Other directorships:	Director of Alignmex Real Estate Capital
Business experience:	Commercial Manager of Grupo Mundo Ejecutivo

PABLO ROBERTO GONZÁLEZ GUAJARDO

Director and Member of the Audit and Corporate Practices Committee

Born:	1967
First elected:	2007
Principal occupation:	Chief Executive Officer of Kimberly Clark de México
Other directorships:	Director of Kimberly Clark de México, Grupo Sanborns and Grupo Lala
Business experience:	Various positions in the Kimberly Clark Corporation and Kimberly Clark de México

CLAUDIA JAÑEZ SÁNCHEZ

Director

Born:	1971
First elected:	2021
Principal occupation:	Independent Director
Other directorships:	Director of Bolsa Mexicana de Valores, S.A.B. de C.V., and Board Member of Grupo Industrial Saltillo, HSBC Mexico and other AMX affiliates
Business experience:	Chairman of DuPont Latin America and Chairman of the Executive Council of Global Companies

Our 2023 annual ordinary general shareholders’ meeting determined that the following directors are independent: Claudia Jañez Sanchez, Gisselle Morán Jiménez, Ernesto Vega Velasco, Pablo Roberto González Guajardo, David Ibarra Muñoz, Antonio Cosío Pando, Rafael Moisés Kalach Mizrahi, Luis Alejandro Soberón Kuri and Francisco José Medina Chávez.

Alejandro Cantú Jiménez, our General Counsel, serves as Corporate Secretary and Rafael Robles Miaja as Corporate Pro-Secretary.

Patrick Slim Domit and Carlos Slim Domit are brothers. Daniel Hajj Aboumrad is brother-in-law of Patrick Slim Domit and Carlos Slim Domit. Vanessa Hajj Slim is the daughter of Daniel Hajj Aboumrad.

EXECUTIVE COMMITTEE

The Board of Directors is required to consult the Executive Committee before deciding on certain matters set forth in the bylaws, and the Executive Committee must provide its views following a request from the Board of Directors, the Chief Executive Officer or the Chairman of the Board of Directors. If the Executive Committee is unable to make a recommendation within ten calendar days, or if a majority of the Board of Directors or any other corporate body duly acting within its mandate determines in good faith that action cannot be deferred until the Executive Committee makes a recommendation, the Board of Directors is authorized to act without such recommendation. The Executive Committee may also act on matters delegated to it by the Board of Directors. The Executive Committee may not delegate all of its powers to special delegates or attorneys-in-fact.

The Executive Committee is elected from among the directors and alternate directors by a majority vote of the holders of common shares. The majority of its members must be Mexican citizens. The current members of the Executive Committee are Carlos Slim Domit, Patrick Slim Domit and Daniel Hajj Aboumrad. See “Major Shareholders” under Part IV of this annual report.

AUDIT AND CORPORATE PRACTICES COMMITTEE

Our Audit and Corporate Practices Committee is comprised of independent members of the Board of Directors, as determined by our shareholders pursuant to the Mexican Securities Market Law and as defined under Rule 10A-3 under the Exchange. The Audit and Corporate Practices Committee consists of Ernesto Vega Velasco (Chairman), Rafael Moisés Kalach Mizrahi and Pablo Roberto González Guajardo. The mandate of the Audit and Corporate Practices Committee is to assist our Board of Directors in overseeing our operations and establish and monitor procedures and controls in order to ensure that the financial information we distribute is useful, appropriate and reliable and accurately reflects our financial position. In particular, the Audit and Corporate Practices Committee is required to, among other things, (i) call shareholders’ meetings and recommend items to be included on the agenda, (ii) advise the Board of Directors on internal control procedures, related party transactions that are outside the ordinary course of our business, succession plans and compensation structures of our key executives, (iii) select and monitor our auditors, (iv) discuss with our auditors the procedures for the preparation of the annual financial statements and the accounting principles to the annual and the interim financial statements and (v) obtain from our auditors a report that includes a discussion of the critical accounting policies used by us, any alternative accounting treatments for material items that have been discussed by management with our auditors and any other written communications between our auditors and management.

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

SENIOR MANAGEMENT

The names, responsibilities and prior business experience of our senior officers are as follows:

DANIEL HAJJ ABOUMRAD

Chief Executive Officer
Appointed:	2000
Business experience:	Director of Telmex; Chief Executive Officer of Compañía Hulera Euzkadi

CARLOS JOSÉ GARCÍA MORENO ELIZONDO

Chief Executive Officer
Appointed:	2001
Business experience:	General Director of Public Credit at the Ministry of Finance and Public Credit; Managing Director of UBS Warburg; Associate Director of Financing at Petróleos Mexicanos (Pemex); Member of Telekom Austria’s Supervisory Board; Member of KPN Supervisory Board

ALEJANDRO CANTÚ JIMÉNEZ

General Counsel
Appointed:	2001
Business experience:	Member of Telekom Austria’s Supervisory Board

OSCAR VON HAUSKE SOLÍS

Chief Fixed-line Operations Officer
Appointed:	2010
Business experience:	Chief Executive Officer of Telmex Internacional; Chief Systems and Telecommunications Officer of Telmex; Head of Finance at Grupo Condumex; Director of Telmex, Telmex Internacional, Empresa Brasileira de Telecomunicações S.A. (“Embratel”), and Net Serviços de Comunicação S.A. (“Net Serviços”); Member of Telekom Austria’s Supervisory Board

RAFAEL COUTTOLENC URREA

Chief Wireless Operations Officer
Appointed:	2021
Business experience:	Various positions in América Móvil

AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Ernesto Vega Velasco qualifies as an “audit committee financial expert,” and Mr. Vega Velasco is independent under the definition of independence applicable to us under the rules of the NYSE.

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

The aggregate compensation paid to our directors (including compensation paid to members of our Audit and Corporate Practices Committee) and senior management in 2022 was approximately Ps.5.9 million and Ps.87.5 million, respectively. None of our directors is a party to any contract with us or any of our subsidiaries that provides for benefits upon termination of employment. We do not provide pension, retirement or similar benefits to our directors in their capacity as directors. Our executive officers are eligible for retirement and severance benefits required by Mexican law on the same terms as all other employees, and we do not separately set aside, accrue or determine the amount of our costs that is attributable to executive officers because they are included in the overall accrual for all employees subject to such benefits.

SHARE OWNERSHIP OF DIRECTORS AND SENIOR MANAGEMENT

As of December 31, 2022, prior to the Reclassification, Carlos Slim Domit, Chairman of our Board of Directors, held 647 million (or 3.1%) of our AA Shares and 1,679 million (or 4.0%) of our L Shares directly. Patrick Slim Domit, Cochairman of our Board of Directors, held 323 million (or 1.6%) of our AA Shares and 919 million (or 2.2%) of our L Shares directly.

As of March 31, 2023, after giving effect to the Reclassification, Carlos Slim Domit, Chairman of our Board of Directors, holds 2,326 million (or 3.7%) of our B Shares directly. Patrick Slim Domit, Cochairman of our Board of Directors, holds 1,243 million (or 2.0%) of our B Shares directly.

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

Our corporate governance practices are governed by our bylaws, the Mexican Securities Market Law and the regulations issued by the CNBV. We also comply with the Mexican Code of Best Corporate Practices (Código de Mejores Prácticas Corporativas). On an annual basis, we file a report with the Mexican Stock Exchange regarding our compliance with the Mexican Code of Best Corporate Practices.

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

Pursuant to the Mexican Securities Market Law, our shareholders are required to elect a board of directors of no more than 21 members, 25% of whom must be independent. Certain persons are per se non-independent, including insiders, control persons, major suppliers and any relatives of such persons. Under the Mexican Securities Market Law, our shareholders’ meeting is required to make a determination as to the independence of our directors, though such determination may be challenged by the CNBV. There is no exemption from the independence requirement for controlled companies.

Currently, a majority of our Board of Directors is independent.

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

AUDIT COMMITTE

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

NYSE STANDARDS	OUR CORPORATE GOVERNANCE PRACTICES

EQUITY COMPENSATION PLANS

Equity compensation plans and all material revisions thereto require shareholder approval, subject to limited exemptions. §§303A.08 and 312.03.	Shareholder approval is required under Mexican law for the adoption or amendment of an equity compensation plan. Such plans must provide for similar treatment of executives in comparable positions.

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

CONFLICTS OF INTEREST

A company’s audit committee or another independent body of the board of directors shall conduct a reasonable prior review and oversight of related party transactions required by Item 7.B of Form 20-F for potential conflicts of interest and will prohibit such transaction if it determines it to be inconsistent with the interests of the company and its shareholders. §314.00. Certain issuances of common stock to a related party require shareholder approval. §312.03(b).

In accordance with Mexican law, an independent audit committee must provide an opinion to the board of directors regarding any transaction with a related party, which must be approved by the board of directors. Pursuant to Mexican Law, non-material related party transactions, or transactions with certain related parties within the ordinary course of business or on arms-length basis, do not require specific board approval, if consistent with guidelines approved by the Board of Directors.

SOLICITATION OF PROXIES

Solicitation of proxies and provision of proxy materials is required for all meetings of shareholders. Copies of such proxy solicitations are to be provided to NYSE. §§402.01 and 402.04.

We are not required to solicit proxies from our shareholders. In accordance with Mexican law and our bylaws, we inform shareholders of all meetings by public notice, which states the requirements for admission to the meeting and we make materials available to be discussed at each shareholders’ meeting. Under the deposit agreement relating to our ADSs, holders of our ADSs receive notices of shareholders’ meetings and, where applicable, instructions on how to instruct the depositary to vote at the meeting. Under the deposit agreement relating to our ADS, we may direct the voting of any ADS as to which no voting instructions are received by the depositary, except with respect to any matter where substantial opposition exists or that materially and adversely affects the rights of holders.

A) DISCLOSURE CONTROLS AND PROCEDURES

We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of December 31, 2022. Disclosure controls and procedures are controls and other procedures that are designed to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time period specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Based upon that evaluation, our management has concluded that, because of the material weakness identified below related to certain ineffective information technology general controls (“ITGCs”) at our Colombian subsidiary, our disclosure controls and procedures were not effective as of December 31, 2022.

In light of the material weakness discussed below, we performed additional analysis and other post-closing procedures to ensure our consolidated financial statements are prepared in accordance with generally accepted accounting principles. Accordingly, our management, including our Chief Executive Officer and Chief Financial Officer, have concluded that the consolidated financial statements included in this Form 20-F present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with IFRS as issued by the IASB, and no adjustments are required to our financial statements as a result of such weakness.

B) MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer, Chief Financial Officer and other personnel, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”).

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as issued by the IASB and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of the inherent limitations in all control systems, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Based on our evaluation under the COSO criteria, our management concluded that our internal control over financial reporting was not effective as of December 31, 2022. Management has identified a material weakness related to certain ineffective ITGCs in our Colombian subsidiary that are relevant to the preparation of financial statements. Specifically, management did not maintain sufficient controls to (i) ensure that user access is revoked in a timely manner where necessary or appropriate, when a user no longer holds a position that requires such access; and (ii) monitor and oversee the activities of any users that access this subsidiary’s information systems and applications, and maintain detailed logs and records of any such activities. As a result, application controls and manual controls dependent on information derived from such systems were also determined to be ineffective. This material weakness did not result in a material misstatement in our consolidated financial statements as of and for the year ended December 31, 2022, and, accordingly, no adjustments are required to our financial statements as a result of such weakness.

Mancera, S.C. (“Mancera”), a member practice of Ernst & Young Global Limited, an independent registered public accounting firm, issued an attestation report on our internal control over financial reporting on May 1, 2023.

C) ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of América Móvil, S.A.B. de C.V.

Opinion on Internal Control Over Financial Reporting

We have audited América Móvil, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weakness described below on the achievement of the objectives of the control criteria, América Móvil, S.A.B. de C.V. and subsidiaries (the Company) has not maintained effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is reasonable possibility that a material misstatement of the company´s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management´s assessment. Management has identified a material weakness in controls related to ineffective information technology general controls related to user access in one of the Company’s foreign subsidiaries that are relevant to the preparation of financial statements. As a result, application controls and manual controls dependent on information derived from such systems were also determined to be ineffective.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2022 and 2021, the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of three years in the period ended December 31, 2022, and the related notes. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2022 consolidated financial statements, and this report does not affect our report dated May 1, 2023, which expressed an unqualified opinion thereon.

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

Definitions and Inherent Limitations of Internal Control over Financial Reporting

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

/s/ MANCERA, S.C.

A member practice of Ernst & Young Global Limited

Mexico City, Mexico

May 1, 2023

D) REMEDIATION PLAN FOR MATERIAL WEAKNESS AND CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is committed to the remediation of the material weakness described above in its Colombian subsidiary, as well as the continued improvement of the Company’s internal control over financial reporting. Management is implementing measures designed to ensure that control deficiencies contributing to the material weakness are remediated, such that these controls are designed, implemented, and operating effectively.

As of the date of this Annual Report, management is continuing to remediate the control deficiencies that led to the material weaknesses, including but not limited to, (i) causing user access revocations to occur in a timely manner to prevent unauthorized access; and (ii) maintaining records and logs of activities by all users and conducting periodic reviews of records and logs of activities by any users following the date on which they no longer required access.

We believe that these actions will remediate the material weakness in internal control over financial reporting described above.

Other than the remediation actions described above to address the material weakness, there has been no change in our internal control over financial reporting during 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Chaired by our CEO, the Corporate Sustainability Executive Committee defines and oversees the implementation of our overall strategy to improve our performance on sustainability matters.

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

We have developed an Integrity and Compliance Program (ICP), which has as its foundation our Code of Ethics. The ICP codifies the ethical principles that govern our business and promotes, among other things:

• honest and ethical conduct

• full, fair, accurate, timely and understandable disclosure in reports and documents that we file with, or submit to, the SEC and other authorities;

• compliance with applicable governmental laws, rules and regulations; the prompt internal reporting of violations of the Code of Ethics and the ICP; and

• adherence to the Code of Ethics.

Both the ICP and our Code of Ethics apply to all of our officers, senior management, directors, employees, the Company’s supply chain and/or other business relationships.

In 2022 we updated our mission, vision and values as described in our Code of Ethics to include objective content and better reflect our economic, commercial, social and legal realities. The full text of our Code of Ethics may be found on our website at América Móvil—Corporate Governance (americamovil.com). This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to our website. The information on our website, which might be accessible through a hyperlink resulting from this URL, is not incorporated into this annual report.

[THIS PAGE INTENTIONALLY LEFT BLANK]

MEXICO

Legal Framework

The legal framework for the regulation of telecommunications and broadcasting services is based on constitutional amendments passed in June 2013, the Federal Law on Telecommunications and Broadcasting (Ley Federal de Telecomunicaciones y Radiodifusión) as amended and the Federal Law on Economic Competition (Ley Federal de Competencia Económica) as amended.

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

The IFT has authority to impose on any preponderant economic agent a special regulatory regime. The special regime is referred to as “asymmetric” regulation because it applies to one sector participant and not to the others. Pursuant to the IFT’s determination that we are part of a group constituting a preponderant economic agent, we are subject to extensive asymmetric regulations in the telecom sector, which impacts our Mexican fixed-line and wireless businesses. See “—Asymmetric Regulation of the Preponderant Economic Agent” and “— Creation of Red Nacional” under this Part VI. This legal framework has had a substantial impact on our business and operations in Mexico.

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

Asymmetric Regulation of the Preponderant Economic Agent

We are currently subject to extensive specific asymmetric measures based on the IFT’s determination that we and certain affiliates constitute the preponderant economic agent in the telecommunications sector. Below is a summary of the most important measures applicable to us.

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

Local Loop Unbundling. We must offer other carriers access to elements of our local loop network separately on terms and conditions (including rates) pre-approved by the IFT. The IFT has also ordered the legal and functional separation of the provision of wholesale regulated fixed services related to local loop unbundling, local dedicated links and shared access/use of passive infrastructure related with the local loop network. See “— Creation of Red Nacional” under this Part VI.

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

IFT’s Biannual Review of Asymmetric Regulation

The IFT’s biannual review began in December 2022 and is expected to conclude in March 2024. The measures are transitory and may be amended by the IFT, or terminated if the IFT determines effective competition conditions exist in the telecommunications sector or if we cease to be considered a preponderant economic agent. The IFT reviews the impact of the asymmetrical measures every two years and may modify or eliminate measures or set forth new measures. The IFT reviewed the measures in 2020 and determined, among other things, to modify and add new asymmetrical regulations for mobile and fixed services.

Creation of Red Nacional

In 2018, in response to an IFT resolution, we began to separate out the provision of wholesale regulated fixed services by Telmex and Telnor (the “Separation Plan”). Pursuant to the Separation Plan, Telmex and Telnor established new subsidiaries, Red Nacional Última Milla, S.A.P.I. de C.V. and Red Última Milla Del Noroeste, S.A.P.I. de C.V. (jointly, “Red Nacional”), to provide local wholesale services related to the elements of the access network, including local access dedicated links, as well as those services related to passive infrastructure associated with the access network, such as ducts, poles and rights of way.

The prices and terms of the services provided by Red Nacional are subject to IFT regulation, which could affect the viability and financial requirements of Red Nacional. The practices of Red Nacional may be subject to regulatory challenges by other market participants. In December 2022, Red Nacional received a resolution issued by IFT lifting price regulation on access to certain local loop access services (servicios de desagregación indirecta del bucle local) in 83 municipalities.

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

Substantial Market Power Investigations

When IFT was established, it succeeded to several major proceedings begun by predecessor agencies. These legacy proceedings have never been finally resolved, but the substance of the investigations and the potential relief have been largely superseded by the asymmetric regulation and other subsequent actions of IFT.

Our competitors have submitted multiple requests to IFT alleging anti-competitive practices or non-compliance with regulations on the part of the separate subsidiaries we established to provide wholesale services under the Separation Plan. We expect IFT to investigate these allegations, and it is possible that some of them could lead IFT to make findings adverse to us or to impose fines or other penalties.

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

UNIFIED CONCESSION. Red Nacional holds a unified concession granted to provide only wholesale telecommunications services. These concessions were issued in March 2020 and have a term of 30 years and may be extended for an additional term of equal length.

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

Telcel’s Concessions

Telcel operates under several different network and spectrum concessions covering particular frequencies and regions, holding an average of 289.26 MHz of capacity in Mexico’s nine regions in the 850 MHz, 1900 MHz,1.7/2.1 GHz, 2.5 GHz and 3.5 GHz bands. The following table summarizes Telcel’s concessions.

FREQUENCY	COVERAGE AREA	INITIAL DATE	TERMINATION DATE
Band A (1900 MHz)	Nationwide	Sep. 1999	Oct. 2039
Band D (1900 MHz)	Nationwide	Oct. 1998	Oct. 2038
Band B (850 MHz)	Regions 1, 2, 3	Aug. 2011	Aug. 2026
Band B (850 MHz)	Regions 4, 5	Aug. 2010	Aug. 2040
Band B (850 MHz)	Regions 6, 7, 8	Oct. 2011	Oct. 2026
Band B (850 MHz)	Region 9	Oct. 2015	Oct. 2030
Bands A and B (1.7/2.1 GHz)	Nationwide	Oct. 2010	Oct. 2030
Bands H, I and J (1.7/2.1 GHz)	Nationwide	May 2016	Oct. 2030
Band 7 (2.5 GHz)	98.94% of the population(1)	Jul. 2017	Sep. 2020(2) – Nov. 2028 – Oct. 2040 – May 2041, Nov. 2041
Band 3.5 GHz(3)	Nationwide	Oct. 2020(4)	Oct. 2038 and 2040
Band F (1900 MHz)	Nationwide	Apr. 2025	Apr. 2045

(1) Except 7 municipalities in the state of Jalisco and 34 municipalities in the state of Zacatecas.

(2) A request for extension has already been filed with the IFT.

(3) On February 15, 2022, Telcel received mobile service authorization for these concessions.

(4) The term of this concession is currently in force and was extended by IFT in favor of Telmex until 2040 and afterwards it was assigned by Telmex to Telcel as of March 11, 2020. Concessions acquired from Axtel were extended by the IFT until 2038.

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

Rates for Fixed Service

Telmex’s concessions subject its rates for basic retail telephone services in any period, including installation, monthly rent, measured local-service and long-distance service, to a ceiling on the price of a “basket” of such services, weighted to reflect the volume of each service provided by Telmex during the preceding period. Telmex is required to file a survey with the IFT every four years with its projections of units of operation for basic services, costs and prices. Telmex is free to determine the structure of its own rates, with the exception of domestic long-distance rates, which were eliminated in 2015, and of the residential fixed-line rates, which have a cap based on the long-run average incremental cost. As a result of the preponderance determination, Telmex’s retail prices are subject to pre-approval by the IFT before they can take effect.

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

The Brazilian Congress has approved an updated legislation to modernize the current concession-based model to an authorization- based model. The updated law brings the possibility of allowing fixed-line concessionaires, such as Claro Brasil, to provide services under an authorization rather than a concession, as long as certain investment-related obligations are met. Under the new legislation, it is possible to extend the current concessions, as well as radio frequency licenses and orbital positions, for more than one period. The legislation also permits the possibility of a secondary market for trading cellphone frequencies. The legislation will be implemented by regulations promulgated by Anatel. We are currently evaluating the potential impact of this legislation on our operations.

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

On December 18, 2019, we announced the acquisition of 100% of the shares of Nextel Brazil (currently known as Claro NXT Telecomunicações S.A.) and Sunbird Telecomunicações Ltda. (“Sundbird”), as well as its correspondent subsidiaries and parent companies in Brazil. Nextel Brazil had authorizations to provide personal mobile services, specialized mobile services, multimedia communication services, paid fixed telephony services (national and international long-distance) and radiofrequency services in Brazil that were granted by Anatel. Sunbird had authorizations to provide specialized mobile services and radiofrequency services. Derived from our acquisition of Nextel Brazil and Sunbird, Anatel provided us with: (i) a term of 18 months to consolidate and cancel the overlapped authorizations granted in favor of Nextel Brazil and Sunbird; and (ii) a term of 2 months to adjust the radiofrequency thresholds. In 2020, the authorizations and radiofrequencies granted in favor of Nextel Brazil and Sunbird for specialized mobile services were waived. Also in 2020, Nextel’s PS licenses were transferred to Claro Brasil. Moreover, to comply with the obligation mentioned on item “(i)” above, on February 5, 2021, all of Nextel Brazil’s mobile services assets and licenses were transferred to Claro Brasil by means of a corporate restructuring.

In 2019, the subsidiary Primesys was merged into Claro Brasil. As a result, service authorizations granted to Primesys were transferred under the same terms and conditions to Claro Brasil.

Our Brazilian subsidiaries hold licenses for the telecommunications services listed below and expect to continue acquiring spectrum if Anatel conducts additional public auctions, although Claro Brasil, like all of its peer competitors, is subject to a cap on the additional spectrum it may acquire per frequency band.

SUBSIDIARY	LICENSE	TERMINATION DATE
Claro Brasil	Fixed Local Voice Services	Indefinite
	Domestic and International Long-Distance	2025
	Voice Services	Indefinite
	Personal Communication Services	Indefinite
	Data Services	Indefinite
	Mobile Maritime Services	Indefinite
	Global Mobile Satellite Services	Indefinite
Claro TV	DTH TV Services	Indefinite
	Data Services	Indefinite
Americel S.A.	Data Services	Indefinite
Telmex do Brasil	Data Services	Indefinite
Claro NXT	Data Services	Indefinite
	Cable TV Services	Indefinite

In addition, Claro TV has various orbital position authorizations for our satellite operations, which are set to expire between 2022 and 2033. These grants were transferred from Claro Brasil to Claro TV in 2020, subsequent to Anatel’s approval. Requests for extensions for 15 more years have been requested from Anatel. Claro Brasil also has radio frequency licenses to provide PCS, which are set to expire between 2023 and 2041.

Nextel Brazil had radio frequency licenses to provide PCS, which were transferred to Claro Brasil on February 2021 and will expire between 2026 and 2031.

On June 30, 2021, all of Claro Brasil’s cable TV (SeAC) assets and its license were transferred to Nextel Brazil by means of a corporate restructuring.

On November 4 and 5 of 2021, during a 5G auction, Claro Brasil won 100 MHz of the 3.5 GHz frequency band. This band has national reach and is committed to taking 5G to municipalities with more than 30,000 inhabitants. In the same auction, the company also won the 2.3 GHz frequencies in the North, South, Midwest, São Paulo and Triângulo Mineiro regions and two blocks of 200 MHz National frequencies of 26 GHz. These licenses are valid until 2041 and are renewable.

Brasilia became the first city in Brazil to offer 5G connectivity in the 3.5 GHz band in July 2022. In 2022, Brazil’s 26 state capitals were approved for standalone 5G connectivity in 3.5 GHz.

Concessions

Claro Brasil holds two fixed-line concessions to provide domestic and international long-distance telephone services. The remaining telecommunications services provided by Claro Brasil are governed by a system of licenses instead of concession arrangements.

Concession Fees

Claro Brasil is required to pay a biennial fee after the first 15 year term of its PCS authorizations equal to 2.0% of net revenues from wireless services, except for the final year of the 15 year term of its PCS authorizations, in which the fee equals 1.0% of net revenues from wireless services.

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

Regulation of Rates

Anatel regulates rates (tariffs and prices) for all telecommunications services, except for fixed-line broadband services, Pay TV and satellite capacity rates, which are not regulated. In general, PCS license holders and fixed local voice services license-holders are authorized to increase basic plan rates annually. Claro Brasil may set domestic long-distance and international long-distance and mobile rates freely, provided that it gives Anatel and the public advance notice.

Regulation of Wholesale Market Competition

In November 2012, Anatel approved the General Competition Plan (Plano Geral de Metas da Competição, or “PGMC”), a comprehensive regulatory framework aimed at increasing competition in the telecommunications sector. The PGMC imposes asymmetric measures upon economic groups determined by Anatel to have significant market power in any of the five (5) wholesale markets in the telecommunications sector, on the basis of several criteria, including having over 20.0% of market share in the applicable market.

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

In addition to the associated coverage obligations for the 3.5 GHz band, the winners created an entity (EAF) to clear the spectrum (migration of the parabolic TV signal), build a private communication network for the federal government of Brazil and install an optic fiber network in the North of Brazil. There are no coverage obligations for the 26 GHz band, but the winners created an entity (EACE) which will be responsible for meeting public schools’ connection needs as defined by Anatel, the Ministry of Communications and the Ministry of Education.

CADE Anti-Competition Proceeding

On March 9 2021, the General Superintendence at the Administrative Council for Economic Defense (“CADE”) issued a non- binding opinion recommending fines against Claro Brasil, Oi Móvel S.A. (“Oi”) and Telefônica Brasil S.A. (“Telefônica”, together with Claro Brasil and Oi, the “Defendants”). The potential fines relate to a complaint filed by British Telecom do Brasil (“BT”) against the Defendants alleging, among other things, that, in connection with the formation of a consortia among them to participate in a public bid (Rede Correios Consortium), the Defendants (i) colluded to prevent competition between the leading players in the broadband internet services market in Brazil, which caused anti-competitive effects in the telecommunications sector and (ii) made it difficult for BT to participate in the bid through price discrimination tactics and by refusing to supply communication circuits (specifically, MPLS links) that were required for BT to participate in the bid. On May 11, 2022, CADE’s tribunal ruled the Defendants must pay the following fines: Claro Brasil (BRL395 million), Oi Móvel S.A. (BRL266 million) and Telefônica

Brasil S.A. (BRL121.7 million). Since CADE’s Tribunal final ruling was not unanimous, Claro Brasil, Telefônica and Oi filed a motion for clarification (embargos de declaração) to clarify certain aspects of the reporting decision. The decision of the motion for clarifications is pending and the outcome of the final hearing may impact the amount of the fine applied. Claro Brasil will dispute the final fine applied in judicial court.

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

As a result of the termination of Comcel’s former concessions, the ICT Ministry and Comcel began discussions with respect to the liquidation of the agreements governing those concessions. In light of the decision of the Colombian Constitutional Court (Corte Constitucional de Colombia) holding that certain laws limiting the reversion of assets of telecommunications providers did not apply to concessions granted prior to 1998 and, consequently, that reversion of assets under those earlier concessions would be governed by their contractual terms, the ICT Ministry obtained a domestic award ordering Comcel to revert assets under its earlier concessions to the Colombian government. Comcel challenged such award and the Company filed an international arbitration claim against Colombia arising from Colombia’s measures. The international arbitration court overseeing this claim upheld the decision to grant the aforementioned domestic award.

Licenses and Permits

Comcel holds licenses to provide mobile services in the spectrum frequency bands shown in the table below.

FREQUENCY	BANDWIDTH	TERMINATION DATE
850 MHz	25 MHz	Mar. 2024
1900 MHz	10 MHz	Dec. 2039
	5 MHz	Oct. 2041
	15 MHz	Mar. 2024
2.5 GHz	30 MHz	Aug. 2023
	10 MHz	Mar. 2040
	10 MHz	Mar. 2040
	10 MHz	Mar. 2040
700 MHz	20 MHz	May 2040

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

In 2017, the CRC issued a resolution updating the list of relevant telecommunication markets by adding the mobile services market (including bundled mobile voice and data services) and by also including the mobile service market in the list of relevant markets subject to ex-ante regulation. In connection with the mobile services market, on January 28, 2021, the CRC determined that COMCEL has a dominant position in the relevant mobile services market, but did not impose particular measures. COMCEL considers that the CRC did not take into account important elements in its determination, which COMCEL has challenged before the administrative courts of competent jurisdiction. This lawsuit was admitted by the administrative court, and we are waiting for the initial hearing and the probatory stage.

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

In 2020, the government of Argentina issued decree 690/20 by which it declared information and communications technology (ICT) services and access to telecommunications networks, for and between licensees of ICT services, as essential and strategic public services in competition. It also established that Enacom is the competent authority to approve prices for ICT services and to establish regulations to that effect.

In 2021, in accordance with the provisions of decree 690/20, Enacom established the conditions of a “compulsory universal basic benefit” (PBU), which must be provided under conditions of equality. This PBU covers pay TV, internet, fixed and mobile telephony services, and consists of basic plans for each of these services at affordable prices. It is aimed at a special segment of beneficiaries.

In December 2022, Enacom allocated the 3300 to 3600 MHz frequency band to the land mobile service with primary category for the provision of communications, both fixed and mobile, and the deployment of 5G systems. This service has been deemed “Reliable and Intelligent Telecommunications Service.” Enacom also approved the General Regulation for the Reliable and Intelligent Telecommunications Service, which will regulate the use of this technology.

PARAGUAY

The National Telecommunications Commission of Paraguay (Comisión Nacional de Telecomunicaciones de Paraguay) is in charge of supervising the telecommunications industry in Paraguay. It is authorized to cancel licenses in the event of specified breaches of the terms of a license.

AMX Paraguay, S.A. (“AMX Paraguay”) holds licenses to operate in the 1900 MHz and the 1700/2100 MHz bands. The 1700/2100 MHz band was renewed in August 2021. AMX Paraguay also holds a nationwide internet access and data transmission license. The license was renewed in November 2022 for another 5 years (until 2027). In addition, AMX Paraguay holds licenses to provide DTH services and cable TV services. The DTH License was renewed in March 2021 for another 5 years (until 2025). The cable TV services license was renewed in July 2021 for another 10 years (until 2031). Additionally, in January 2018, AMX Paraguay participated in a spectrum auction and was awarded a license to provide telecommunications services in the 700 MHz band. In November 2018, the Telecommunications Commission of Paraguay granted the renewal of spectrum license in the 1900 MHz band. These licenses are renewable, subject to regulatory approval, and contain coverage, reporting and service requirements.

In November 2019, the Telecommunications Commission of Paraguay granted AMX Paraguay a license to provide internet access and data transmission services in the 3,500 MHz frequency band, effective until January 12, 2024.

URUGUAY

The Regulatory Unit of Communications Services (Unidad Reguladora de Servicios de Comunicaciones, or “URSEC”) is in charge of the regulation of the telecommunications industry in Uruguay.

AM Wireless Uruguay, S.A. (“AM Wireless Uruguay”) holds licenses to operate in the 1900 MHz, 1700/2100 MHz and 700 MHz frequency bands that expire in 2024, 2033, 2037, 2039 and 2045. Additionally, AM Wireless Uruguay holds an authorization to do a trial for 5G in the 26, 50 GHz – 26, 85 GHz frequency band that expires on July 2021. In 2021, AM Wireless Uruguay obtained a “Class C” license, which enables it to provide internet services using fixed or wireless connections to authorized telecommunications companies. Telstar S.A. holds licenses to provide international long-distance communications and international and national data services that have no expiration date.

Regarding the license granted in 1900 MHz, on November 29, 2022, the executive branch issued Decree 377/022, which provided for the renewal of spectrum in the 1900 MHz band (specifically, sub-blocks 1895 to 1910 MHz and 1975 to 1990 MHz), which is set to expire in July 2024, for the same term and price. The renewal will expire in 2044 and is expected to cost U.S.$18,120 million.

On the other hand, in February 2023, URSEC issued the project terms and conditions to take to auction two blocks of 100 MHz (sub-blocks 3300 to 3400 MHz and from 3700 to 3800 MHz) in the 3.5 GHz band. The auction is expected to take place in April 2023. The base price is U.S.$28,000 million for 25 years and the auction is open to local and foreign interested parties.

The license initially granted to Flimay S.A. (“Flimay”) to provide DTH technology services in Uruguay has been contested by the government since 2012. In 2017, the executive branch of Uruguay held under a new ruling that Flimay does not have a valid license to provide DTH services in the country. Flimay requested this ruling be voided, but in February 2018, the executive branch of Uruguay, with support from the Administrative Court (“TCA”), requested the process be closed. In February 2022, TCA issued a ruling (36/2022) stating that the administrative act that revoked Flimay’s license should be annulled, and the license should be restored. On December 2022, we presented a note to URSEC requesting that they adopt the necessary operations to issue the D license to Flimay.

In July 2020, the Consideration Law (Ley de Urgente Consideración) No. 19,889 was enacted, and pursuant to articles 471 through 476, established a number portability regime for mobile services. In January 2021 Decree No. 26 approved the regulation of the portability system.

In November 2021, the Accountability Law (Ley de Rendición de Cuentas) was enacted, whereby URSEC´s antitrust practices competencies were transferred to the Antitrust Commission (Comisión de Promoción y Defensa de la Competencia).

Notwithstanding the foregoing, URSEC remains competent to hold hearings on and authorize mergers and acquisitions of telecommunications licenses.

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

The Telecommunications Law (Ley Orgánica de Telecomunicaciones), adopted in 2015, serves as the legal framework for telecommunications services. It established regulations for operators with significant market power based on their gross incomes as well as additional fees also based on an operator’s gross income, but that can vary depending on the size of their market share. Consorcio Ecuatoriano de Telecomunicaciones, S.A. (“Conecel”) has a significant percentage of users in the advanced wireless services market, and therefore was obliged to make fee payments on its income pursuant to the Telecommunications Law.

Conecel paid to the Ecuadorian government U.S. $23 million, which corresponds to 3.0% of its wireless service revenues generated in the 2022. An arbitration proceeding to partially void the payment by Conecel of such fees was conducted and a decision in favor of the government was reached. Conecel has appealed this decision and, as of the date of this annual report, a decision of the Constitutional Court is pending. However, the Law for Economic Development and Sustainability after the COVID-19 Pandemic (Ley Orgánica para el Desarrollo Económico y Sostenibilidad Fiscal tras la Pandemia COVID-19) issued on November 29, 2021 eliminates the regulation (Article 34) of the Telecommunications Law that required Conecel to make quarterly payments on its income. This elimination became effective on January 1, 2023.

Conecel holds concessions to operate in the 850MHz, 1900 MHz and AWS bands, which include concessions for PCS that expire in August 2023. The PCS concession contains quality-of-service requirements for successful call completions, SMS delivery times, customer service, geographic coverage and other service conditions. The renewal of the PCS concession is in the process of negotiation with the Ecuadorian government.

Conecel also holds licenses to provide Pay TV Services (through DTH technology), bearer services, and internet services, expiring in 2023, 2032 and 2036, respectively. The license expiring in 2023 is in the process of renewal.

Conecel also holds a concession to offer fixed-line voice as well as a license to provide Pay TV (through HFC technology) that expires in 2032 and 2031, respectively.

On May 18, 2021 the Telecommunications Authority issued a resolution that grants Conecel a concession to provide submarine cable services for a period of 20 years.

Recalculation of Concession Fees

Arcotel initiated several proceedings to recalculate the variable portion of the concession fees payable under Conecel’s concessions, which, as of the date of this annual report, is equivalent to 2.93% of Conecel’s annual subscriber base revenues, for the periods from 2017 to 2019. The recalculation proceeding for 2.93% of Conecel’s annual subscriber base revenues remains ongoing.

The recalculation proceedings mentioned in this section were disputed with Arcotel in arbitration. On April 17, 2020, the arbitration court issued its resolution which was favorable for Conecel. Arcotel was ordered to pay Conecel U.S.$32.4 million plus interest for the periods between 2009 and 2015.

Nevertheless, on January 15, 2021, the Provincial Court of Justice accepted Arcotel´s request to nullify the resolution issued by the arbitration court, thereby declaring it null. However, the annulment of the resolution has not ended the dispute with Arcotel. A new arbitration court must issue a new resolution in 2023. At the same time, Conecel enforced its rights by presenting an Extraordinary Action for Protection before the Constitutional Court for the violation of its rights, which is still pending resolution.

Decrease in Monthly Fees For Use of Spectrum

In December 2022, Arcotel released a new regulation aimed at decreasing the monthly fees for use of spectrum. This decrease became effective as of January 2023. According to this regulation, the monthly fees will start decreasing by up to 47% in 2023, 58% in 2024, 69% in 2025 and 79% in 2026.

PERU

The Supervisory Agency for Private Investment in Telecommunication (Organismo Supervisor de la Inversión Privada en Telecomunicaciones, or “OSIPTEL”) is in charge of the regulation of the telecommunications industry in Peru. The Ministry of Transport and Communications (Ministerio de Transportes y Comunicaciones, or “MTC”) grants concessions, permits and licenses. The Telecommunications Law (Decreto Supremo N° 013-93-TCC Ley de Telecomunicaciones), adopted in 1993, serves as the legal framework for telecommunications services.

América Móvil Perú, S.A.C. (“Claro Perú”) holds nationwide concessions to provide wireless, PCS, fixed-line, local wholesale, domestic and international long-distance, Pay TV services (through DTH and HFC technologies), public telephone and value-added services (including internet access). The concessions allow Claro Perú to operate on the 450 MHz, 700 MHz, 850 MHz, 1900 MHz, 3.5 GHz and 10.5 GHz bands. As part of Claro Perú’s acquisition of Olo del Perú S.A.C., TVS Wireless S.A.C. and their respective subsidiaries in 2016, Claro Perú has a resale agreement with such companies to operate in certain regions on the 2.5 GHz band.

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

In 2021 and 2022, our subsidiaries Olo del Peru and TVS Wireless were merged into América Móvil Perú, S.A.C. (“Claro Peru”) with 2.5 GHz spectrum and all licenses previously granted to such subsidiaries transferred to Claro Peru.

EUROPE AND OTHER JURISDICTIONS

European Legal Framework and Principal Regulatory Authorities

The telecommunications regulatory framework in the EU is based on the European Electronic Communications Code (EECC) that is currently in the process of being transposed into national laws for all EU member states. Austria, Bulgaria, Croatia and Slovenia are EU member states. North Macedonia and Serbia, candidates for accession to the EU, are expected to gradually harmonize their regulatory frameworks with the EU’s framework.

In each European country in which we operate, we are also subject to a domestic telecommunications regulatory framework and to oversight by one or more local regulators.

Licenses

COUNTRY	FREQUENCY	TERMINATION DATE
AUSTRIA	800 MHz	2029
	900 MHz	2034
	1500 MHz	2044
	1800 MHz	2034
	2100 MHz	2044
	2600 MHz	2026
	3500 MHz	2039
BELARUS	900 MHz	Not applicable
	1800 MHz	Not applicable
	2100 MHz	Not applicable
BULGARIA	900 MHz	2024
	1800 MHz	2024
	2100 MHz 3500 MHz	2025 2041
CROATIA	700 MHz 800 MHz	2036 2024
	900 MHz	2024
	1800 MHz	2024
	2100 MHz	2024
	3500 MHz	2036
	26000 MHz	2036
NORTH MACEDONIA	800 MHz	2033
	900 MHz	2023
	1800 MHz	2033
	2100 MHz	2028
SERBIA	800 MHz	2026
	900 MHz	2026
	1800 MHz	2026
	2100 MHz	2026
SLOVENIA	700 MHz	2036
	800 MHz	2029
	900 MHz	2031
	1500 MHz	2036
	1800 MHz	2031
	2100 MHz	2036
	2600 MHz	2029
	3500 MHz	2036
	26000 MHz	2029

OTHER JURISDICTIONS

COUNTRY	PRINCIPAL REGULATORY AUTHORITIES	CONCESSION AND LICENSES
COSTA RICA	Superintendency of Telecommunications (Superintendencia de Telecomunicaciones) Ministry of Science, Innovation, Technology and Telecommunications (Ministerio de Ciencia, Innovación, Tecnología y Telecomunicaciones)

•  Concessions of 70 MHz in the 1800/2100 MHz bands that expire in 2026

•  Concessions 30 MHz in the 1800/2100 MHz bands that expire in 2033

•  License to operate Pay TV services using DTH technology that will expire in 2026

EL SALVADOR	Electricity and Telecommunications Superintendency (Superintendencia General de Electricidad y Telecomunicaciones)

•  Concession of 50 MHz in the 1900 MHz band of which 30 MHz that expire in 2038, 10 MHz that expire in 2041 and 10 MHz that expire in 2028

•  Concession to provide public telephone service that expires in 2027

•  Licenses to provide Pay TV Services through HFC and DTH technologies have an indefinite term

•  Concession of 40 MHz in 1700/2100 MHz bands (AWS) that will expire in 2040.

GUATEMALA	Guatemalan Telecommunications Agency (Superintendencia de Telecomunicaciones)

•  Licenses (Frequencies Usufruct Rights) to use 12 MHz in the 900 MHz band, 120 MHz in the 1900 MHz band and 175 MHz in the 3.5 GHz band that all expire in 2033 and were granted for the provision of any type of telecommunications service.

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

•  Concession to provide fixed and wireless services, internet and pay TV services through DTH and IPTV technologies that expire in 2041

•  Licenses to use 25 MHz in the 800 MHz band, 30 MHz in the 1900 MHz band, 80 MHz in the 2.5/2.7 GHz band, 100 MHz in the 3.3-3.4 GHz band and 40 MHz in the 1.7/2.1 GHz (AWS) band that expire in 2041

PUERTO RICO	Federal Communications Commission (FCC) and the Telecommunications Bureau of Puerto Rico

•  Concessions to use the 28 GHz band that expire in 2029.

•  Concessions to use the 700 MHz band that expire in 2031.

•  Concessions to use the 850 MHz band that expire in 2026, 2028, 2030 and 2031.

•  Concessions to use the AWS-1 (1700/2100 MHz) band that expire in 2026.

•  Long-term transfer lease concessions to use the AWS-1 (1700/2100 MHz) band that expire in 2027.

•  Concessions to use the AWS-3 band (1700/2100 MHz) that expire in 2028.

•  Concessions to use the 3.5 GHz band that expire in 2030.

•  Long-term transfer lease concessions to use 35.6 MHz of the 2.5 GHz band that expire in 2022, 2023, 2025, 2026, 2030 and 2032.

•  Franchise to operate Pay TV services using IPTV technology that expires in 2030.

PART VII: ADDITIONAL INFORMATIONPART VII ADDITIONAL INFORMATION

Many of our employees are members of labor unions with which we conduct collective negotiations on wages, benefits and working conditions. We believe that we have good current relations with our workforce.

The following table sets forth the total number of employees and a breakdown of employees by main category of activity and geographic location, as of the dates indicated.

		DECEMBER 31,

	2020	2021	2022

NUMBER OF EMPLOYEES	183,180	177,713	176,014

CATEGORY OF ACTIVITY:

Wireless	68,733	68,606	68,981

Fixed	91,460	86,788	84,829

Other businesses	21,987	22,319	22,204

GEOGRAPHIC LOCATION:

Mexico	88,172	87,233	85,820

South America	56,028	53,227	52,492

Central America	9,384	9,141	9,602

Caribbean	10,647	10,256	10,193

Europe	17,949	17,856	17,907

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

AUDIT AND NON-AUDIT FEES

The following table sets forth the fees billed to us and our subsidiaries by our independent registered public accounting firm, Mancera, during the fiscal years ended December 31, 2021 and 2022:

	YEAR ENDED DECEMBER 31,

	2021	2022
	(in millions of Mexican pesos)

Audit fees(1)	Ps. 267	Ps. 206

Audit-related fees(2)	23	32

Tax fees(3)	13	14

Total fees	Ps. 303	Ps. 252

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

(3)   Tax fees represent fees billed by Mancera and its Ernst & Young Global affiliated firms for tax compliance services and tax advice services.

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

The following documents have been filed with the SEC as exhibits to this annual report:

1.1	Amended and Restated Bylaws of América Móvil, S.A.B. de C.V., dated as of December 20, 2022 (incorporated by reference to Exhibit 1.1 to the Registration for Listing of a Security on a National Exchange on Form 8-A (File No. 001-16269) filed with the Commission on March 13, 2023).

2.1	Description of Securities Registered Under Section 12 of the Exchange Act.

4.1	Stock Purchase Agreement by and among Verizon, América Móvil, S.A.B. de C.V., AMX USA Holding, S.A. de C.V. and TracFone Wireless, Inc. dated as of September 13, 2020 (incorporated by reference to Exhibit 4.1 of our annual report on Form 20-F File No. 001-16269, filed on April 29, 2021).

4.2	Form of Deposit Agreement by and among América Móvil, S.A.B. de C.V., Citibank, N.A., as ADS depositary, and the holders and beneficial owners of American Depositary Shares thereunder (incorporated by reference to Exhibit (a) to the Registration Statement on Form F-6 ( File No. 333-270031) filed with the Commission on February 24, 2023).

8.1	List of certain subsidiaries of América Móvil, S.A.B. de C.V.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to Section 906 of the Sarbanes- Oxley Act of 2002.

15.1	Code of Ethics.

15.2	Consent of independent registered public accounting firm.

17.1	Subsidiary Guarantors.

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Document.

104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the inline XBRL document).

Omitted from the exhibits filed with this annual report are certain instruments and agreements with respect to long-term debt of América Móvil, none of which, individually, authorizes securities in a total amount that exceeds 10% of the total assets of América Móvil. We hereby agree to furnish to the SEC copies of any such omitted instruments or agreements as the Commission requests.

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

We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward- looking statements, but they are not the only way we identify such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward- looking statements. These factors, some of which are discussed under “Risk Factors,” include the impact of the COVID-19 pandemic, economic and political conditions and government policies in Mexico, Brazil, Colombia, Europe and elsewhere, inflation rates, exchange rates, regulatory developments, technological improvements, customer demand and competition. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. You should evaluate any statements made by us in light of these important factors.

Forward-looking statements speak only as of the date they are made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

ITEM	FORM 20-F CAPTION	LOCATION IN THIS REPORT	PAGE
1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	Not applicable	—
2	OFFER STATISTICS AND EXPECTED TIMETABLE	Not applicable	—
3	KEY INFORMATION
	3A Selected financial data	Selected financial data	6
	3B Capitalization and indebtedness	Not applicable	—
	3C Reasons for the offer and use of proceeds	Not applicable	—
	3D Risk factors	Risk factors	37
4	INFORMATION ON THE COMPANY
	4A History and development of the Company	Information on the Company	9
		Note 10—Property, Plant and Equipment, net	F-47
		Liquidity and capital resources	32
		Additional Information	89
	4B Business overview	Information on the Company	9
		Regulation	75
	4C Organizational structure	Exhibit 8.1	—
	4D Property, plant and equipment	Information on the Company	9
		Note 10—Property Plant and Equipment, net	F-47
		Liquidity and capital resources	32
		Regulation	75
	4A Unresolved staff comments	None	—
5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
	5A Operating results	Overview	24
		Results of operations	26
		Regulation	75
		Liquidity and capital resources	32
	5B Liquidity and capital resources	Note 14—Debt	F-60
	5C Research and development, patents and licenses, etc.	Not applicable	—
	5D Trend information	Overview	24
		Results of operations	26
	5E Critical Accounting Estimates	Not applicable	—
6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
	6A Directors and senior management	Management	62
	6B Compensation	Management	65
	6C Board practices	Management	64
		Management	64
	6D Employees	Employees	90
	6E Share ownership	Major shareholders	50
		Management	62
	6F Disclosure of a registrant’s action to recover erroneously awarded compensation	Not applicable	—
7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
	7A Major shareholders	Major shareholders	50
	7B Related party transactions	Related party transactions	51
	7C Interests of experts and counsel	Not applicable	—

ITEM	FORM 20-F CAPTION	LOCATION IN THIS REPORT	PAGE
8	FINANCIAL INFORMATION
	8A Consolidated statements and other financial information	Consolidated Financial Statements	97
		Dividends	52
		Note 17—Commitments and Contingencies	F-68
	8B Significant changes	Not applicable	—
9	THE OFFER AND LISTING
	9A Offer and listing details	Trading markets	52
	9B Plan of distribution	Not applicable	—
	9C Markets	Trading markets	52
	9D Selling shareholders	Not applicable	—
	9E Dilution	Not applicable	—
	9F Expenses of the issue	Not applicable	—
10	ADDITIONAL INFORMATION
	10A Share Capital	Not applicable	—
	10B Memorandum and articles of association	Bylaws	52
	10C Material contracts	Information on the Company	9
		Results of operations	26
		Related party transactions	51
		Regulation	76
	10D Exchange controls	Additional information	89
	10E Taxation	Taxation of shares and ADSs	54
	10F Dividends and paying agents	Not applicable	—
	10G Statement by experts	Not applicable	—
	10H Documents on display	Additional information	89
	10I Subsidiary information	Not applicable	—
	10J Annual report to security holders	Note applicable	—
11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	Risk management	35
		Note 2 a)—Basis of Preparation of the Consolidated Financial Statements and Summary of Significant Accounting Policies and Practices	F-11
12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
	12A Debt securities	Not applicable	—
	12B Warrants and rights	Not applicable	—
	12C Other securities	Not applicable	—
	12D American Depositary Shares	American Depositary Shares	58
13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	Not applicable	—
14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	Not applicable	—
15	CONTROLS AND PROCEDURES	Controls and procedures	68
16A	AUDIT COMMITTEE FINANCIAL EXPERT	Management	65
16B	CODE OF ETHICS	Code of ethics	72
16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES	Principal accountant fees and services	91
16D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	Not applicable	—
16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	Purchases of equity securities by the issuer and affiliated purchasers	53
16F	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	Not applicable	—
16G	CORPORATE GOVERNANCE	Corporate governance	66
16H	MINE SAFETY DISCLOSURE	Not applicable	—
16I	DISCLOSURE REGARDING FOREIGN JURISDICATIONS THAT PREVENT INSPECTIONS	Not applicable	—
16J	INSIDER TRADING POLICIES	Not applicable	—
17	FINANCIAL STATEMENTS	Not applicable	—
18	FINANCIAL STATEMENTS	Consolidated Financial statements	97
19	EXHIBITS	Additional Information	89

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: May 1, 2023

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Carlos José García Moreno Elizondo

Name:	Carlos José García Moreno Elizondo

Title:	Chief Financial Officer

By:	/s/ Alejandro Cantú Jiménez

Name:	Alejandro Cantú Jiménez

Title:	General Counsel

PART VIII CONSOLIDATED FINANCIAL STATEMENTS

PART VIII CONSOLIDATED FINANCIAL STATEMENTS

95

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES
Consolidated Financial Statements
Years Ended December 31, 2020, 2021 and 2022
with Report of Independent Registered Public Accounting Firm

F-1

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES
Consolidated Financial Statements
Years Ended December 31, 2020, 2021 and 2022
Contents:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
América Móvil, S.A.B. de C.V.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of América Móvil, S.A.B. de C.V. and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in
conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated May 1, 2023 expressed an adverse opinion thereon.
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

Deferred tax assets, realizability of amounts related to Net Operating Loss Carryforwards and temporary differences related to employee benefits

Description of the Matter
As discussed in Note 13 to the consolidated financial statements, as of December 31, 2022, the balance of gross deferred tax assets was Ps. 128,717,811 thousand. The Company has recognized deferred tax assets arising from net operating loss carryforwards (NOLs) of Ps. 33,314,653 thousand, of which Ps. 24,649,353 thousand was generated by its subsidiary in Brazil. In addition, the Company has recognized deferred tax assets of Ps. 36,662,123 thousand related to employee benefits, which are primarily related to one of its Mexican subsidiaries.

Auditing management’s assessment of the realizability of the deferred tax assets arising from the Brazilian NOLs and the Mexican subsidiary´s employee benefits involved complex auditor judgement because management´s estimate of realizability was based on assessing the likelihood, timing and sufficiency of future taxable profits and available tax planning opportunities. These projections are sensitive because they can be affected by future operating results and future market and economic conditions.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls that address the risks of material misstatement related to the realizability of the deferred tax assets. We tested controls over management’s analyses of the future reversal of existing taxable temporary differences, their projections of future taxable income and related assumptions used in developing the projected financial information and their identification of available tax planning opportunities. Our audit also included the testing of controls that address the completeness and accuracy of the data used in the analysis.

To test the realizability of the deferred tax assets our audit procedures included, among others, the review of management´s estimates of future taxable income, the methodology used, the significant assumptions and the underlying data used by the Company in developing the projected financial information, such as customer attrition rates, growth rates, and other key assumptions by comparing them with historical, economic and industry trends and evaluating whether changes to the Company´s business model and other factors would significantly affect the projected financial information. We also involved our valuation specialists to evaluate the analysis and assumptions used, and to test the calculations used by the Company.

In addition, with the assistance of our tax professionals, we assessed the application of relevant tax laws, including assessing the Company’s future tax planning opportunities and tested the Company´s scheduling of the timing and amounts of expected reversals of taxable temporary differences.

We also assessed the adequacy of the related financial statement disclosures.

Impairment of goodwill

Description of the Matter	As discussed in Notes 2 and 11 to the consolidated financial statements, as of December 31, 2022, the Company’s goodwill balance was Ps. 141,121,365 thousand. The Company tests goodwill at least annually at the Cash Generating Unit (CGU) level. Impairment exists when the carrying value of a CGU exceeds its recoverable amount, which is the higher of its fair value less cost to sell and its value in use. The Company has estimated the recoverable amount of the CGU by calculating the CGU’s value in use.

Auditing management´s annual assessment of impairment of goodwill involved complex auditor judgement because the significant assumptions required to determine the value in use of the CGUs, including revenue growth rates, operating margins and weighted average cost of capital, are sensitive to, and affected by, expected economic factors, technological changes and market conditions, among other factors.

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

To test the impairment of goodwill our audit procedures included, among others, evaluating the methodology used, testing the significant assumptions mentioned above and the underlying data used by the Company. We assessed the historical accuracy of management’s estimates and projections by comparing them to actual results and obtaining explanations for the variances; examined management’s support for the current estimates and projections by comparing them to industry and economic trends, including market participant data; evaluated management’s methodology on the estimation of the weighted average cost of capital reflecting the economic conditions for each CGU; tested the completeness and accuracy of the underlying data, and evaluated other factors that would significantly affect the projected financial information and thus the value in use of the CGUs.

In addition, we involved our valuation specialist to evaluate the methodologies and assumptions used and to test the calculations made by the Company.

We also assessed the adequacy of the related financial statement disclosures.

Discount rate used in determining defined benefit pension obligations in Mexico

Description of the Matter
As discussed in Note 2, b), item iii), q) and in Note 18 to the consolidated financial statements, as of December 31, 2022, the defined benefit pension obligation balance for Mexico was Ps. 285,775,547 thousand. The Company assessed and updated its estimates and assumptions used to actuarially measure and value the defined benefit pension obligation as of December 31, 2022, using the assistance of independent actuarial specialists.

Auditing the defined benefit pension obligation for Mexico, involved complex auditor judgement and required the involvement of our actuarial and valuation specialists because of the highly judgmental nature of the discount rate used in the Company’s measurement process. This assumption was complex because it required a valuation of the credit quality of the corporate bonds used to develop the discount rate and the correlation of those bonds’ cash inflows to the timing and amount of future expected benefit payments.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls that address the risks of material misstatement relating to the determination of the discount rate used in the defined benefit pension calculation. We tested controls over management’s determination and review of the discount rate provided to the independent actuaries.

To test the determination of the discount rate of the defined benefit pension obligation we involved our valuation and actuarial specialists to assist us in evaluating the methodology used to select the yield curve applied on the calculation, assessing the credit quality of the corporate bonds that comprise the yield curve and the timing and amount of cash flows at maturity with the expected amounts and duration of the related benefit payments.

We also evaluated the objectivity and competence management´s internal specialist responsible for overseeing the preparation of the discount rate and the independent actuarial specialists through the consideration of their professional qualifications, experience and their use of accepted methodology.

We also assessed the adequacy of the related financial statement disclosures.

/s/ Mancera, S.C.
A member
practice
of Ernst & Young Global Limited
We have served as the Company’s auditor since 1993.
Mexico City, Mexico
May 1, 2023

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES
Consolidated Statements of Financial Position
(In thousands of Mexican pesos)

	Note	At December 31,
		2021		2022		2022 Millions of U.S. dollars
Assets
Current assets:
Cash and cash equivalents	3	Ps.	38,679,891	Ps.	33,700,949	US$	1,736
Equity investments at fair value through other comprehensive income (OCI) and other short-term investments	4		117,703,202		88,428,111		4,555
Accounts receivable:
Subscribers, distributors, recoverable taxes, contract assets and other, net	5		202,846,597		199,424,202		10,272
Related parties	6		1,158,611		2,287,213		118
Derivative financial instruments	7		10,130,806		2,602,680		134
Inventories, net	8		24,185,310		23,995,133		1,236
Other current assets, net	9		9,452,252		10,565,422		544

Total current assets		Ps.	404,156,669	Ps.	361,003,710	US$	18,595
Non-current assets:
Property, plant and equipment, net	10	Ps.	731,196,679	Ps.	657,226,210	US$	33,853
Intangibles, net	11		143,225,764		128,893,422		6,639
Goodwill	11		136,578,194		141,121,365		7,269
Investments in associated companies	12b		3,052,481		23,975,462		1,235
Deferred income taxes	13		127,287,934		128,717,811		6,630
Accounts receivable, subscriber, distributors and contract assets, net	5		6,928,888		8,724,497		449
Other assets, net	9		39,956,090		39,581,622		2,039
Debt instruments at fair value through other comprehensive income (OCI)	4		6,894,757		6,981,149		360
Right-of-use assets	15		90,372,393		121,874,096		6,278

Total assets		Ps.	1,689,649,849	Ps.	1,618,099,344	US$	83,347

Liabilities and equity
Current liabilities:
Short-term debt and current portion of long-term debt	14	Ps.	145,222,672	Ps.	102,024,414	US$	5,255
Short-term liability related to right-of-use of assets	15		27,632,357		32,902,237		1,695
Accounts payable	16a		206,487,681		174,472,769		8,987
Accrued liabilities	16b		54,391,464		56,815,331		2,926
Income tax	13		33,247,318		29,174,066		1,503
Other taxes payable			26,278,007		33,887,645		1,745
Derivative financial instruments	7		10,034,508		25,331,346		1,305
Related parties	6		4,216,882		7,224,218		372
Deferred revenues			26,501,877		27,044,928		1,393

Total current liabilities		Ps.	534,012,766	Ps.	488,876,954	US$	25,181
Non-current liabilities:
Long-term debt	14	Ps.	418,807,430	Ps.	408,565,066	US$	21,045
Long-term liability related to right-of-use of assets	15		71,021,868		101,246,574		5,215
Deferred income taxes	13		49,465,095		30,302,060		1,561
Deferred revenues			2,698,276		2,556,103		132
Asset retirement obligations	16c		16,752,223		10,799,997		556
Employee benefits	18		142,850,465		137,923,317		7,104

Total non-current liabilities		Ps.	701,595,357	Ps.	691,393,117	US$	35,613

Total liabilities		Ps.	1,235,608,123	Ps.	1,180,270,071	US$	60,794

Equity:
Capital stock	20	Ps.	96,333,432	Ps.	95,365,329	US$	4,912
Retained earnings:
Prior years			255,267,258		429,324,326		22,114
Profit for the year			192,423,167		76,159,391		3,923

Total retained earnings			447,690,425		505,483,717		26,037
Other comprehensive loss items			(154,388,930)		(227,044,342)		(11,694)

Equity attributable to equity holders of the parent			389,634,927		373,804,704		19,255
Non-controlling interests			64,406,799		64,024,569		3,298

Total equity			454,041,726		437,829,273		22,553

Total liabilities and equity		Ps.	1,689,649,849	Ps.	1,618,099,344	US$	83,347

The accompanying notes are an integral part of these consolidated financial statements.

F-
6

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income
(In thousands of Mexican pesos, except for earnings per share)

	Note	For the years ended December 31
		2020 (1)		2021 (1)		2022		2022 Millions of U.S. dollars, except for earnings per share
Operating revenues:
Service revenues		Ps.	688,029,934	Ps.	694,300,431	Ps.	712,985,548	US$	36,725
Sales of equipment			127,369,153		136,387,021		131,515,849		6,774

		Ps.	815,399,087	Ps.	830,687,452	Ps.	844,501,397	US$	43,499

Operating costs and expenses:
Cost of sales and services			323,468,972		328,510,002		330,532,450		17,025
Commercial, administrative and general expenses			184,206,436		173,579,745		179,454,030		9,243
Other expenses			4,695,452		4,738,463		5,010,379		258
Depreciation and amortization	9,10,11 and 15		154,215,420		156,302,992		158,633,786		8,171

		Ps.	666,586,280	Ps.	663,131,202	Ps.	673,630,645	US$	34,697

Operating income		Ps.	148,812,807	Ps.	167,556,250	Ps.	170,870,752	US$	8,802

Interest income			5,060,636		3,834,150		4,823,579		248
Interest expense			(38,165,205)		(35,738,305)		(41,258,803)		(2,125)
Foreign currency exchange (loss) gain, net			(64,222,136)		(16,714,847)		20,761,622		1,069
Valuation of derivatives, interest cost from labor obligations and other financial items, net	22		1,418,253		(14,243,517)		(19,116,219)		(985)
Equity interest in net result of associated companies			(287,006)		113,918		(1,811,432)		(93)

Profit before income tax			52,617,349		104,807,649		134,269,499		6,916
Income tax	13		13,178,171		32,717,477		46,044,089		2,372

Net profit for the year from continuing operations		Ps.	39,439,178	Ps.	72,090,172	Ps.	88,225,410	US$	4,544
Profit (loss) after tax for the year from discontinued operations			11,587,779		124,235,942		(6,719,015)		(346)

Net profit for the year		Ps.	51,026,957	Ps.	196,326,114	Ps.	81,506,395	US$	4,198

Net profit for the year attributable to:
Equity holders of the parent from continuing operations	20	Ps.	35,264,826	Ps.	68,187,225	Ps.	82,878,406	US$	4,269
Equity holders of the parent from discontinued operations	2, Ac		11,587,779		124,235,942		(6,719,015)		(346)
Non-controlling interests			4,174,352		3,902,947		5,347,004		275

		Ps.	51,026,957	Ps.	196,326,114	Ps.	81,506,395	US$	4,198
Basic and diluted earnings per share attributable to equity holders of the parent from continuing operations	20	Ps.	0.53	Ps.	1.03	Ps.	1.30	US$	0.07

Basic and diluted earnings per share attributable to equity holders of the parent from discontinued operations	20	Ps.	0.17	Ps.	1.88	Ps.	(0.11)	US$	(0.01)

Other comprehensive income (loss) items:
Net other comprehensive loss that may be reclassified to profit or loss in subsequent years:
Effect of translation of foreign entities from continuing operations		Ps.	(11,515,297)	Ps.	(7,134,153)	Ps.	(35,114,722)	US$	(1,809)
Effect of translation of foreign entities from discontinued operations			—		(829,163)		5,193,281		267
Items that will not be reclassified to (loss) or profit in subsequent years:
Re-measurement of defined benefit plan, net of deferred taxes			(10,299,558)		11,261,896		(4,305,716)		(222)
Unrealized (loss) gain on equity investments at fair value, net of deferred taxes			(1,952,414)		4,560,869		(4,707,276)		(242)
Revaluation surplus, net of deferred taxes			77,230,031		—		—		—

Total other comprehensive income (loss) items for the year, net of deferred taxes	21		53,462,762		7,859,449		(38,934,433)		(2,006)

Total comprehensive income for the year		Ps.	104,489,719	Ps.	204,185,563	Ps.	42,571,962	US$	2,192

Comprehensive income for the year attributable to:
Equity holders of the parent from continuing operations		Ps.	86,150,118	Ps.	202,418,502	Ps.	40,959,024	US$	2,109
Non-controlling interests			18,339,601		1,767,061		1,612,938		83

		Ps.	104,489,719	Ps.	204,185,563	Ps.	42,571,962	US$	2,192
Comprehensive income for the period:
Net comprehensive income from continuing operations		Ps.	92,901,940	Ps.	79,949,621	Ps.	49,290,977	US$	2,539
Net comprehensive income (loss) from discontinued operations	2, Ac		11,587,779		124,235,942		(6,719,015)		(347)

		Ps.	104,489,719	Ps.	204,185,563	Ps.	42,571,962	US$	2,192

(1)	Restated for discontinued operations.
The accompanying notes are an integral part of these consolidated financial statements.

F-
7

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2020, 2021 and 2022
(In thousands of Mexican pesos)

	Capital stock		Legal reserve		Retained earnings		Unrealized (loss) gain on equity investment at fair value		Re-measurement of defined benefit plans		Cumulative translation adjustment		Revaluation surplus		Total equity attributable to equity holders of the parent		Non- controlling interests		Total equity
As of January 1, 2020	Ps.	96,338,262	Ps.	358,440	Ps.	281,091,686	Ps.	(8,929,575)	Ps.	(103,581,488)	Ps.	(87,367,366)	Ps.	—	Ps.	177,909,959	Ps.	48,996,906	Ps.	226,906,865
Net profit for the year		—		—		46,852,605		—		—		—		—		46,852,605		4,174,352		51,026,957
Unrealized loss on equity investments at fair value, net of deferred taxes		—		—		—		(1,952,414)		—		—				(1,952,414)		—		(1,952,414)
Remeasurement of defined benefit plan, net of deferred taxes		—		—		—		—		(10,026,454)		—		—		(10,026,454)		(273,104)		(10,299,558)
Effect of translation of foreign entities		—		—		—		—		—		(13,558,774)		—		(13,558,774)		2,043,477		(11,515,297)
Revaluation surplus, net of deferred taxes		—		—		—		—		—		—		64,835,155		64,835,155		12,394,876		77,230,031

Comprehensive income (loss) for the year		—		—		46,852,605		(1,952,414)		(10,026,454)		(13,558,774)		64,835,155		86,150,118		18,339,601		104,489,719
Dividends declared		—		—		(25,161,564)		—		—		—		—		(25,161,564)		(1,860,300)		(27,021,864)
Stock dividend		4,650		—		17,054,007		—		—		—		—		17,058,657		—		17,058,657
Repurchase of shares		(1,217)		—		(5,209,880)		—		—		—		—		(5,211,097)		—		(5,211,097)
Other acquisitions of non-controlling interests		—		—		(267,270)		—		—		—		—		(267,270)		(837,392)		(1,104,662)

Balance at December 31, 2020	Ps.	96,341,695	Ps.	358,440	Ps.	314,359,584	Ps.	(10,881,989)	Ps.	(113,607,942)	Ps.	(100,926,140)	Ps.	64,835,155	Ps.	250,478,803	Ps.	64,638,815	Ps.	315,117,618
Net profit for the year		—		—		192,423,167		—		—		—		—		192,423,167		3,902,947		196,326,114
Unrealized gain on equity investments at fair value, net of deferred taxes		—		—		—		4,560,869		—		—		—		4,560,869		—		4,560,869
Remeasurement of defined benefit plan, net of deferred taxes		—		—		—		—		11,100,835		—		—		11,100,835		161,061		11,261,896
Effect of translation of foreign entities		—		—		—		—		—		(2,514,992)		(2,322,214)		(4,837,206)		(2,296,947)		(7,134,153)
Discontinued operations		—		—		—		—		—		(829,163)		—		(829,163)		—		(829,163)
Transfer of assets’ revaluation surplus		—		—		3,803,349		—		—		—		(3,803,349)		—		—		—

Comprehensive income (loss) for the year		—		—		196,226,516		4,560,869		11,100,835		(3,344,155)		(6,125,563)		202,418,502		1,767,061		204,185,563
Dividends declared		—		—		(26,640,797)		—		—		—		—		(26,640,797)		(1,919,674)		(28,560,471)
Repurchase of shares		(8,263)		—		(36,752,766)		—		—		—		—		(36,761,029)		—		(36,761,029)
Other acquisitions of non-controlling interests		—		—		139,448		—		—		—		—		139,448		(79,403)		60,045

Balance at December 31, 2021	Ps.	96,333,432	Ps.	358,440	Ps.	447,331,985	Ps.	(6,321,120)	Ps.	(102,507,107)	Ps.	(104,270,295)	Ps.	58,709,592	Ps.	389,634,927	Ps.	64,406,799	Ps.	454,041,726
Net profit for the year		—		—		76,159,391		—		—		—		—		76,159,391		5,347,004		81,506,395
Unrealized loss on equity and debt investments at fair value, net of deferred taxes		—		—		—		(4,707,276)		—		—		—		(4,707,276)		—		(4,707,276)
Remeasurement of defined benefit plan, net of deferred taxes		—		—		—		—		(4,599,407)		—		—		(4,599,407)		293,691		(4,305,716)
Effect of translation of foreign entities		—		—		—		—		—		(29,222,333)		(1,864,632)		(31,086,965)		(4,027,757)		(35,114,722)
Discontinued operations		—		—		—		—		—		5,193,281		—		5,193,281		—		5,193,281
Transfer of assets’ revaluation surplus		—		—		2,165,706		—		—		—		(2,165,706)		—		—		—

Comprehensive income (loss) for the year		—		—		78,325,097		(4,707,276)		(4,599,407)		(24,029,052)		(4,030,338)		40,959,024		1,612,938		42,571,962
Dividends declared		—		—		(28,000,073)		—		—		—		—		(28,000,073)		(1,880,736)		(29,880,809)
Repurchase of shares		33,469		—		(26,234,786)		—		—		—		—		(26,201,317)		—		(26,201,317)
Recycling of assets revaluation surplus by spin.off,net of deferred taxes		—		—		35,289,339		—		—		—		(35,289,339)		—		(79,806)		(79,806)
Spin-off effects		(1,001,572)		—		(1,581,315)		—		—		—		—		(2,582,887)		—		(2,582,887)
Other acquisitions of non-controlling interests		—		—		(4,970)		—		—		—		—		(4,970)		(34,626)		(39,596)

Balance at December 31, 2022	Ps.	95,365,329	Ps.	358,440	Ps.	505,125,277	Ps.	(11,028,396)	Ps.	(107,106,514)	Ps.	(128,299,347)	Ps.	19,389,915	Ps.	373,804,704	Ps.	64,024,569	Ps.	437,829,273

The accompanying notes are an integral part of these consolidated financial statements.

F-
8

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(In thousands of Mexican pesos)

		For the years ended December 31
	Note	2020 (1)		2021 (1)		2022		2022 Millions of U.S. dollars
Operating activities
Profit before income tax from continuing operations		Ps.	52,617,349	Ps.	104,807,649	Ps.	134,269,499	US$	6,916
Profit before income tax from discontinued operations	2, Ac		14,775,760		148,529,197		(8,524,516)		(439)

Profit before income tax			67,393,109		253,336,846		125,744,983		6,477
Items not requiring the use of cash:
Depreciation property, plant and equipment and right-of-use assets	10 and 15		134,922,014		136,987,034		140,353,169		7,229
Amortization of intangible and other assets	9 and 11		19,293,406		19,315,958		18,280,617		942
Equity interest in net result of associated companies			287,006		(113,918)		1,811,432		93
Loss (gain) on sale of property, plant and equipment			257,330		(6,849,699)		935,644		48
Net period cost of labor obligations	18		18,085,954		18,688,374		15,979,152		823
Foreign currency exchange loss (income), net			58,779,864		14,192,416		(20,008,610)		(1,030)
Interest income			(5,060,636)		(3,834,150)		(4,823,579)		(248)
Interest expense			38,165,205		35,738,305		41,258,803		2,125
Employee profit sharing			2,066,066		3,130,722		3,637,813		187
(Gain) loss in valuation of derivative financial instruments, capitalized interest expense and other, net			(13,803,458)		5,239,927		17,072,520		879
Gain on net monetary positions	22		(3,262,512)		(4,876,842)		(11,538,061)		(594)
Gain on sale of subsidiary	2, Ac		—		(132,821,709)		(3,405,014)		(175)
Deconsolidation effect of subsidiary			—		—		9,390,641		484
Working capital changes:
Subscribers, distributors, recoverable taxes, contract assets and other, net			874,058		8,609,836		(6,803,202)		(350)
Prepaid expenses			(152,586)		(872,738)		(2,527,168)		(130)
Related parties			421,337		449,655		1,884,945		97
Inventories			10,529,392		6,083,461		(1,183,883)		(61)
Other assets			(348,083)		(9,521,953)		(1,321,813)		(68)
Employee benefits			(18,795,532)		(27,223,091)		(25,723,517)		(1,325)
Accounts payable and accrued liabilities			11,806,003		7,447,308		(10,291,588)		(531)
Employee profit sharing paid			(2,436,223)		(1,922,029)		(2,935,880)		(151)
Financial instruments and other			2,606,938		(1,664,465)		(2,353,920)		(121)
Deferred revenues			2,153,607		(9,068,794)		2,430,434		125
Interest received			3,946,110		2,665,854		2,652,195		137
Income taxes paid			(61,366,231)		(60,535,903)		(62,015,057)		(3,194)
Cash flows from discontinued operating			14,465,405		5,601,233		(1,214,025)		(63)

Net cash flows provided by continuing operating activities		Ps.	280,827,543	Ps.	258,181,638	Ps.	225,287,031	US$	11,605

Investing activities
Purchase of property, plant and equipment			(105,495,242)		(140,789,643)		(146,192,426)		(7,530)
Acquisition of intangibles			(20,647,571)		(12,202,142)		(11,661,530)		(601)
Dividends received	22		2,122,826		2,628,600		5,426,370		280
Proceeds from sale of property, plant and equipment			162,060		7,215,177		3,795,740		195
Acquisition of businesses, net of cash acquired	12		(152,896)		—		(16,227,107)		(835)
Partial sale of shares of associated company			601,509		199,158		6,329		—
Investments in associate companies			(64,341)		—		(1,043,954)		(54)
Proceeds from the sale of businesses			—		75,518,886		5,791,488		298
Short-term investments			(8,671,662)		(3,361,507)		9,690,285		499
Cash flows from discontinued investing			(3,412,176)		(5,729,473)		(1,944,235)		(100)

Net cash flows used in investing continuing activities		Ps.	(135,557,493)	Ps.	(76,520,944)	Ps.	(152,359,040)	US$	(7,848)

Financing activities
Loans obtained			277,515,598		93,675,127		188,414,369		9,705
Repayment of loans			(330,607,399)		(152,029,408)		(145,340,377)		(7,486)
Payment of liability related to right-of-use of assets	15		(29,623,565)		(30,544,750)		(33,823,287)		(1,742)
Interest paid			(28,421,734)		(23,884,410)		(26,882,181)		(1,385)
Repurchase of shares			(5,076,119)		(36,745,743)		(26,143,162)		(1,347)
Dividends paid			(9,592,253)		(27,829,345)		(29,534,053)		(1,521)
Acquisition of non-controlling interests	12		(1,104,662)		(7,720)		(39,596)		(2)

Net cash flows used in financing activities		Ps.	(126,910,134)	Ps.	(177,366,249)	Ps.	(73,348,287)	US$	(3,778)

Net gain (decrease) in cash and cash equivalents		Ps.	18,359,916	Ps.	4,294,445	Ps.	(420,296)	US$	(21)
Adjustment to cash flows due to exchange rate fluctuations, net			(2,187,665)		(1,532,461)		(4,558,646)		(235)
Cash and cash equivalents at beginning of the year			19,745,656		35,917,907		38,679,891		1,992

Cash and cash equivalents at end of the year		Ps.	35,917,907	Ps.	38,679,891	Ps.	33,700,949	US$	1,736

Non-cash transactions related to:
Acquisitions of property, plant and equipment in accounts payable at end year		Ps.	3,063,081	Ps.	18,385,498	Ps.	1,476,834	US$	76
Spin-off							(1,376,353)		(71)
Revaluation surplus			107,152,628		—		—		—

Non-cash transactions		Ps.	110,215,709	Ps.	18,385,498	Ps.	100,481	US$	5

(1)	Restated for discontinued operations.
The accompanying notes are an integral part of these consolidated financial statements.

F-
9

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years ended December 31, 2020, 2021 and 2022
(In thousands of Mexican pesos Ps. and thousands of
U.S. dollars US$, unless otherwise indicated)
Note 1. Description of the Business and Relevant Events
I. Corporate Information
América Móvil, S.A.B. de C.V. and subsidiaries (hereinafter, the “Company”, “América Móvil” or “AMX”) was incorporated under laws of Mexico on September 25, 2000. Until June 30, 2022, the Company provided telecommunications services in 24 countries throughout Latin America, the Caribbean and Europe. As of July 1, 2022, the Company disposed of its business in Panama as disclosed in Note 2 Ac to the consolidated financial statements. As a consequence of the foregoing, the Company provides its services in 22 countries, including through a joint venture in Chile which is described in Note 12b. These telecommunications services include mobile and fixed-line voice services, wireless and fixed data services, internet access, Pay TV, over the top (OTT) and other related services. The Company also sells equipment, accessories and computers.

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
In order to provide these services, América Móvil has licenses, permits and concessions (collectively referred to herein as “licenses”) to build, install, operate and exploit public and/or private telecommunications networks and provide miscellaneous telecommunications services (mostly mobile and fixed voice and data services) and to operate frequency bands in the radio-electric spectrum for point-to-point and point-to-multipoint microwave links. The Company holds licenses in the 22 countries where it has networks, and such licenses have different dates of expiration through 2056.
Certain licenses require the payment to the respective governments of a share in sales determined as a percentage of revenues from services under concession. The percentage is set as either a fixed rate or in some cases based on certain size of the infrastructure in operation.
The corporate offices of América Móvil are located in Mexico City, Mexico, at Lago Zurich 245, Colonia Ampliación Granada, Alcaldía Miguel Hidalgo, 11529, Mexico City, Mexico.
The accompanying consolidated financial statements were approved for their issuance by the Company’s Board of Directors and Chief Financial Officer on April 27, 2023 and subsequent events have been considered through that date.
II. Relevant events in 2022
a) On April 20, 2022, after receiving the necessary approvals from local regulators, the Company reported that its Brazilian subsidiary Claro S.A. completed the previously announced acquisition of 32% of Grupo Oi’s mobile

F-
10

business in Brazil, through the acquisition of 100% of the shares of the company called Jonava RJ Infraestrutura e Redes de Telecomunicações, S.A. (“Jonava”), which corresponded to it in accordance with the acquisition contract entered into between Grupo Oi as seller and Claro S.A. (as one of several buyers).
The effects of this business acquisition are described in Note 12a.
b) On February 9, 2021, the Company’s Board of Directors approved a reorganization plan which involved an escisión
(spin-off) of its telecommunications towers and other related passive infrastructure in Latin America outside of Mexico, other than Colombia and the Company’s telecommunications towers existing in Peru prior to the spin-off. As part of the spin-off and associated corporate restructuring, the Company contributed to a newly-created company, Sitios Latinoamérica, S.A.B. of C.V. (hereinafter “Sitios Latam”), a portion of the Company’s capital stock, assets and liabilities, mainly consisting of the shares of the Company’s subsidiaries holding telecommunications towers and other associated infrastructure in Latin America outside of Mexico, other than Colombia and the Company’s telecommunications towers existing in Peru prior to the spin-off. The spin-off became effective and the shares of Sitios Latam were distributed on August 8, 2022. As a result, Sitios Latam has a direct or indirect participation in the capital stock of such entities, which are dedicated exclusively to the construction, operation and commercialization of towers and other structures for the installation of telecommunications equipment for the provision of wireless services. The effects of this spin-off are described in Note 12d.
c) On October 6, 2022, Liberty Latin America Ltd. (“Liberty Latin America” or “LLA”) and the Company announced that they completed the transaction to combine their operations in Chile (VTR and Claro Chile, respectively) in order to create a
50
:
50
joint venture called Claro Chile, SpA.

As described in note 12b.
d) On July 1, 2022, the Company completed the sale of Claro Panama, S.A. (“Claro Panama”) to Cable & Wireless Panama, S.A., an affiliate of LLA. As described in note 2ac.
Effects of the COVID-19 Pandemic:
While the negative impact of the COVID-19 pandemic has been gradually declining, the Company continues to closely monitor the evolution of the COVID-19 pandemic in the countries where it operates. Although fiscal year 2022 is the third annual reporting period impacted by the COVID-19 pandemic, the economic and financial impacts still remain to some extent, and preventive measures to ensure the continuity of operations and safeguard the health and safety of personnel and custo mers
must be reinforced.
Note 2. Basis of Preparation of the Consolidated Financial Statements and Summary of Significant Accounting Policies and Practices
a) Basis of preparation
The accompanying consolidated financial statements have been prepared in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IASB”) (hereafter referred to as IFRS).
The consolidated financial statements have been prepared on the historical cost basis, except for the derivative financial instruments (assets and liabilities), the passive infrastructure of mobile telecommunications towers, the trust assets of post-employment and other employee benefit plans and the investments in equity at fair value through other comprehensive income (OCI), which are presented at their market value.
Effective July 1, 2018, the Argentinian economy has been considered to be hyperinflationary in accordance with the criteria in IAS 29 “Financial Reporting in Hyperinflationary Economies” (“IAS 29”). Accordingly, for the Argentinian subsidiaries, we have included adjustments for hyperinflation and reclassifications as is required by the standard for purposes of presentation of IFRS in the consolidated financial statements.

F-
11

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
i) Changes in Accounting Policies and Disclosures
As of December 31, 2020, the company changed its accounting policy to record the value of the passive infrastructure (towers) of its subsidiaries. With the change, this passive infrastructure was no longer recognized at historical cost, and it began to be recognized under the revaluation model (market value). The company considers that the revaluation model represents the actual conditions of the industry of this class of assets and improves its financial position, this allows its shareholders and stakeholders to have the necessary financial information associated with market expectations about this class of assets.
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
Subsidiaries are entities over which the Company has control. Control is achieved when the Company has power over the investee, when it is exposed to, or has rights to, variable returns from its involvement with the investee, and has the ability to use its power over the investee to affect the amount of the investor’s returns. Subsidiaries are consolidated on a line-by-line basis from the date which control is achieved by the Company. The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the elements of control.
On March 6, 2020, in accordance with a resolution of the Federal Telecommunications Institute (Instituto Federal de Telecomunicaciones or IFT), the subsidiaries Teléfonos de México, S.A.B. de C.V. and Teléfonos del Noroeste, S.A. de C.V. created separate companies related to the wholesale services named Red Nacional Última Milla S.A.P.I. de C.V., Servicios de Telecomunicaciones Ultima Milla, S.A. de C.V. and Red Última Milla del Noroeste S.A.P.I. de C.V. The restructuring of Telmex has no impact on the consolidated financial information of the Company.
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
Joint venture:
A joint venture is an arrangement in which the Company has joint control, whereby the Company has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.
Interests in the joint venture are accounted for using the equity method. Pursuant to such method, the joint venture is initially recognized at cost, which includes transaction costs. Subsequent to initial recognition, the consolidated financial statements include the Company’s share of the profit or loss and OCI of equity-accounted investees, until the date on which significant influence or joint control ceases.
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

The equity interest in the most significant subsidiaries at December 31, 2021 and 2022 is as follows:

Company name	Country	Equity interest at December 31
		2021	2022
Subsidiaries:
América Móvil B.V. a)	Netherlands	100.0%	100.0%
Compañía Dominicana de Teléfonos, S.A. (“Codetel”) b)	Dominican Republic	100.0%	100.0%
Sercotel, S.A. de C.V. a)	Mexico	100.0%	100.0%
Radiomóvil Dipsa, S.A. de C.V. and subsidiaries (“Telcel”) b)	Mexico	100.0%	100.0%
Puerto Rico Telephone Company, Inc. b)	Puerto Rico	100.0%	100.0%
Servicios de Comunicaciones de Honduras, S.A. de C.V. (“Sercom Honduras”) b)	Honduras	100.0%	100.0%
Claro S.A. b)	Brazil	98.2%	98.2%
NII Brazil Holding S.A.R.L a)	Luxembourg	100.0%	100.0%
Claro NXT Telecomunicações, S.A. b)	Brazil	100.0%	100.0%
Telecomunicaciones de Guatemala, S.A. (“Telgua”) b)	Guatemala	99.3%	99.3%
Claro Guatemala, S.A. b)	Guatemala	100.0%	100.0%
Empresa Nicaragüense de Telecomunicaciones, S.A. (“Enitel”) b)	Nicaragua	99.6%	99.6%
Compañía de Telecomunicaciones de El Salvador, S.A. de C.V. (“CTE”) b)	El Salvador	95.8%	95.8%
Comunicación Celular, S.A. (“Comcel”) b)	Colombia	99.4%	99.4%
Consorcio Ecuatoriano de Telecomunicaciones, S.A. (“Conecel”) b)	Ecuador	100.0%	100.0%
AMX Argentina, S.A. b)	Argentina	100.0%	100.0%
AMX Paraguay, S.A. b)	Paraguay	100.0%	100.0%
AM Wireless Uruguay, S.A. b)	Uruguay	100.0%	100.0%
Claro Chile, S.A. c)	Chile	100.0%	—
América Móvil Perú, S.A.C b)	Peru	100.0%	100.0%
Claro Panamá, S.A. b) d)	Panama	100.0%	—
Teléfonos de México, S.A.B. de C.V. b)	Mexico	98.8%	98.8%
Telekom Austria AG b)	Austria	51.0%	51.0%
Joint venture:
Claro Chile, SpA c)	Chile	—	50.0%

a)	Holding companies
b)	Operating companies of mobile and fixed services
c)	On October 6, 2022, this entity combined its operations with the Chilean operations of LLA to form a joint venture. See Note 12b.
d)	On July 1, 2022, this entity was discontinued operations. See Note 2Ac.
iii) Basis of translation of financial statements of foreign subsidiaries and associated companies
The operating revenues of foreign subsidiaries represent approximately 65%, 63% and 63% of consolidated operating revenues for the years ended December 31, 2020, 2021 and 2022, respectively, and their total assets represent approximately 70% and 64% of consolidated total assets at December 31, 2021 and 2022, respectively.
The financial statements of foreign subsidiaries have been prepared under or converted to IFRS in the respective local currency (which is their functional currency) and then translated into the Company´s reporting currency as follows:

•	all monetary assets and liabilities were translated at the closing exchange rate of the period;

F-
1
4

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

The difference resulting from the translation process is recognized in equity in the caption “Effect of translation of foreign entities”. At December 31, 2021 and 2022, the cumulative translation adjustment was Ps. (104,270,295) and Ps. (128,299,347), respectively.
The basis of translation for the operations of the subsidiaries in Argentina are described below:
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
In order to restate for hyperinflation its financial statements, the subsidiary used the series of indices defined by resolution JG No. 539/18 issued by the “Federación Argentina de Consejos Profesionales de Ciencias Económicas” (“FACPCE”), based on the National Consumer Price Index (IPC) published by the Instituto Nacional de Estadística y Censos (INDEC) of the Argentine Republic and the Wholesale Internal Price Index (IPIM) published by FACPCE. The cumulative index at December 31, 2022 is 1,138.639, while on an annual inflation for 2022 is 95.5%.
The main implications are as follows:

•
Adjustment of the historical cost of non-monetary assets and liabilities and equity items from their date of acquisition, or the date of inclusion in the consolidated statements of financial position, to the end of the year, in order to reflect changes in the currency’s purchasing power caused by inflation.

•
The gain on the net monetary position caused by the impact of inflation in the year is included in the consolidated statements of comprehensive income as part of the caption “
Valuation of derivatives, interest cost from labor obligations and other financial items, net”
. Items in the statement of comprehensive income and in the statements of cash flows are adjusted by the inflation index since their origination, with a balancing entry, and a reconciling item in the statements of cash flows, respectively.

•
All items in the financial statements of the Argentine company are translated at the closing exchange rate, which at December 31, 2021 and 2022 were 0.2004 and 0.1096, respectively, per Argentine peso per Mexican peso.

b) Revenue recognition
The Company revenues are derived principally from providing the following telecommunications services and products: wireless voice, wireless data and value-added services, fixed voice, fixed data, broadband and IT services, Pay TV and over-the-top (“OTT”) services.

F-
1
5

The Company provides fixed and mobile services. These services are offered independently in contracts with customers or together with the sale of handsets (mobile) under the postpaid model. In accordance with IFRS 15
“Revenues from contracts with customers”
, the transaction price should be assigned to the different performance obligations based on their relative standalone selling price.
The Company with respect to the provided services, it has market observable information, to determine the standalone selling price of the services. On the other hand, in the case of the sale of bundled mobile phones sold (including service and handset) by the Company, the allocation of the sales is done based on their relative standalone selling price of each individual component related to the total bundled price. The result is that more equipment revenue is recognized at the moment of a sale and, therefore, less service revenue from the monthly fee is being recognized under IFRS 15.
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
c) Cost of sales
The cost of mobile equipment and computers is recognized at the time the client and distributor receive the device which is when the control is transferred to the customer.
d) Cost of services
The cost of services represents the costs incurred to properly deliver the services to the customers, it includes the network operating costs and licenses related costs and is accounted at the moment in which such services are provided.
e) Commissions to distributors
The Company pays commissions to its network of distributors primarily to acquire and retain customers for the Company. Such commissions are recognized in
“commercial, administrative and general expenses”
in the consolidated statements of comprehensive income at the time in which the distributor either reports an activation or reaches certain number of lines activated or obtained at a certain point of time.

F-1
6

f) Cash and cash equivalents
Cash and cash equivalents represent bank deposits and liquid investments with maturities of less than three months. These amounts are stated at cost plus accrued interest, which is similar to their market value.
The Company also maintains restricted cash held as collateral to meet certain contractual obligations. Restricted cash is presented as part of “Other assets” within other non-current financial assets given that the restrictions are long-term in nature. See Note 9.
g) Equity investments at fair value through OCI and other short/long-term investments
Equity investments at fair value through OCI and other short-term investments are primarily composed of equity investments and other short-term financial investments. Amounts are initially recorded at their estimated fair value. Fair value adjustments for equity investments are recorded through other comprehensive income, and other short-term investment.
h) Inventories
Inventories are initially recognized at historical cost and are valued using the average cost method without exceeding their net realizable value.
The estimate of the realizable value of inventories on-hand is based on their age and turnover.
i) Business combinations and goodwill
Business combinations are accounted for using the acquisition method, which in accordance with IFRS 3, “
Business acquisitions
”, consists in general terms as follows:

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
For the years ended December 31, 2020, 2021 and 2022, no impairment losses were recognized for goodwill.
j) Property, plant and equipment
i) Property, plant and equipment are recorded at acquisition cost, net of accumulated depreciation; except for the passive infrastructure of telecommunications towers, which are recognized under the revaluation model as of December 31, 2020. Depreciation is computed on the cost of assets using the straight-line method, based on the estimated useful lives of the related assets, beginning the month after they become available for use.

F-1
7

Borrowing costs that are incurred for general financing for construction in progress for periods exceeding six months are capitalized as part of the cost of the asset. During the years ended December 31, 2020, 2021 and 2022, borrowing costs that were capitalized amounted to Ps. 1,771,613, Ps.1,527,259 and Ps. 1,514,654 respectively.
In addition to the purchase price and costs directly attributable to preparing an asset in terms of its physical location and condition for operating as intended by management, when required, the cost also includes the estimated costs of dismantling and removal of the asset and for restoration of the site where it is located. See Note 16c.
The passive infrastructure of telecommunications towers is recorded at revalued value, which is its fair value at the time of revaluation less accumulated depreciation; if there is any loss or impairment, it must also be considered within its value. The revaluations will be calculated with sufficient regularity to ensure that the book value, every time, does not differ significantly from that which could be determined using the fair value at the end of the reporting period.
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
ii) The net book value of property, plant and equipment is removed from the consolidated statements of financial position at the time the asset is sold or when no future economic benefits are expected from its use or sale. Any gains or losses on the sale of property, plant and equipment represent the difference between net proceeds of the sale and the net book value of the item at the time of sale, that are recognized as either other operating income or other operating expenses upon sale.
iii) The Company periodically assesses the residual values, useful lives and depreciation methods associated with its property, plant and equipment. If necessary, the effects of any changes in accounting estimates is recognized prospectively, at the closing of each period, in accordance with IAS 8, “
Accounting Policies, Changes in Accounting Estimates and Errors
”.
For property, plant and equipment made up of several components with different useful lives, the major individual components are depreciated over their individual useful lives. Maintenance costs and repairs are expensed as incurred.
Annual depreciation rates are as follows:

Network infrastructure	5%-33%
Buildings and leasehold improvement	2%-33%
Other assets	10%-50%
iv) The carrying value of property, plant and equipment is reviewed annually if there are indicators of impairment in such assets. If an asset’s recovery value is less than the asset’s net carrying value, the difference is recognized as an impairment loss.
During the years ended December 31, 2020, 2021 and 2022, no impairment losses were recognized.
v) Spare parts for network operation are recognized at cost.

F-
1
8

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

F-
1
9

iv) Customer relationships
The value of customer relations is determined and valued at the time that a new subsidiary is acquired, as determined by the Company with the assistance of independent appraisers and is amortized over a 5-year period.
During the years ended December 31, 2020, 2021 and 2022, no significant impairment losses were recognized for licenses, trademarks, irrevocable rights of use or customer relationships.
l) Impairment in the value of long-lived assets
The Company assesses the existence of indicators of impairment in the carrying value of long-lived assets, goodwill and intangible assets according to IAS 36 “
Impairment of assets
”. When there are such indicators, or in the case of assets whose nature requires an annual impairment analysis (goodwill and intangible assets with indefinite useful lives), the Company estimates the recoverable amount of the asset, which is the higher of its fair value, less disposal costs, and its value in use. Value in use is determined by discounting estimated future cash flows, applying a pre-tax discount rate that reflects the time value of money and taking into consideration the specific risks associated with the asset. When the recoverable amount of an asset is below its carrying value, impairment is considered to exist. In this case, the carrying value of the asset is reduced to the asset’s recoverable amount, recognizing the loss in results of operations for the respective period. Depreciation and/or amortization expense of future periods is adjusted based on the new carrying value determined for the asset over the asset’s remaining useful life. Impairment is computed individually for each asset. Recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or group of assets.
In the estimation of impairments, the Company uses the strategic plans established for the separate cash-generating units to which the assets are assigned. Such strategic plans generally cover a period from 3 to 5 years. For longer periods, beginning in the fifth year, projections are based on such strategic plans while applying a constant or declining expected perpetual growth rate.
Key assumptions used in value in use calculations
The forecasts are made in real terms (net of inflation) and in the functional currency of the subsidiary as of December 31, 2022. Financial forecasts, premises and assumptions are similar to what any other market participant in similar conditions would consider, including the impact of the COVID-19 pandemic.
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

F-
2
0

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
The estimated discount rates to perform the IAS 36 “
Impairment of assets
”, impairment test for each CGU consider market participants assumptions. Market participants were selected taking into consideration size, operations and characteristics of the business that were similar to those of Company. These discount rates do not include inflation.
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

F-
2
1

The most significant forward-looking estimates used for the 2021 and 2022 impairment evaluations are shown below:

	Average margin on EBIDTA	Average margin on CAPEX	Average pre-tax discount rate (WACC)
2021:
Europe (7 countries)	31.60% - 45.32%	7.48% - 24.37%	2.91% - 9.83%
Brazil (fixed line, wireless and TV)	41.37%	22.98%	4.62%
Puerto Rico	21.54%	14.36%	3.00%
Dominican Republic	52.02%	13.86%	5.84%
Mexico (fixed line and wireless)	36.21%	15.89%	6.24%
Ecuador	44.76%	12.48%	14.48%
Peru	36.63%	17.19%	3.99%
El Salvador	44.82%	24.25%	10.78%
Colombia	43.36%	23.18%	7.18%
Other countries	30.55% - 48.52%	4.91% - 30.03%	4.64% - 14.39%
2022:
Europe (7 countries)	32.70% - 47.31%	7.7% - 21.1%	5.47% - 24.11%
Brazil (fixed line, wireless and TV)	41.90%	19.62%	9.30%
Puerto Rico	26.98%	8.91%	6.14%
Dominican Republic	53.93%	13.82%	11.13%
Mexico (fixed line and wireless)	36.19%	18.61%	8.60%
Ecuador	47.14%	18.42%	20.13%
Peru	36.53%	21.05%	10.39%
El Salvador	45.18%	17.59%	22.37%
Colombia	42.25%	27.41%	13.70%
Other countries	32.92% - 49.54%	9.63% - 25.97%	9.16% - 29.94%
Sensitivity to changes in assumptions:
The implications of the key assumptions for the recoverable amount are discussed below:
Margin on CAPEX- The Company performed a sensitivity analysis by increasing its CAPEX by 5% and maintaining all other assumptions the same. The sensitivity analysis would require the Company to adjust the amount of its long-lived and indefinite-life assets in its CGUs with potential impairment of approximately Ps. 824,210.
WACC- Additionally, should the Company increase by 50 base points in WACC per CGU and maintain all other assumptions the same, results without impairment.
m
)
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

F-
2
2

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

F-
23

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
The Company’s financial assets at amortized cost includes cash equivalents and receivables.
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
Financial assets designated at fair value through OCI with no recycling of cumulative gains and losses upon derecognition (equity instruments)
Upon initial recognition, the Company can elect to classify irrevocably its equity investments as equity instruments designated at fair value through OCI when they meet the definition of equity under IAS 32 Financial Instruments: Presentation, and are not held for trading. The classification is determined on an instrument by instrument basis. More details of these investments are disclosed in Note 4 to the accompanying consolidated financial statements.
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

•
The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset

When the Company has transferred its rights to receive cash flows from an asset or has entered into a passthrough arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all the risks and rewards of the asset, nor transferred control of the asset, the Company continues to recognize the transferred asset to the extent of its continued involvement. In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.
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
For some trade receivables and contract assets
based on available information
, the Company applies the simplified approach in calculating ECLs. Therefore, the Company does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Company has established a loss rate approach
that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment, including the impact by the COVID-19 pandemic.

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

F-
2
6

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
The exchange rates used for the translation of foreign currencies against the Mexican peso are as follows:

		Average exchange rate			Closing exchange rate at December 31,
Country or Zone	Currency	2020	2021	2022	2021	2022
Argentina (1)	Argentine Peso (AR$)	0.3070	0.2137	0.1586	0.2004	0.1096
Brazil	Real (R$)	4.1850	3.7625	3.9045	3.6885	3.7209
Colombia	Colombian Peso (COP$)	0.0058	0.0054	0.0048	0.0052	0.0040
Guatemala	Quetzal	2.7826	2.6212	2.5981	2.6666	2.4725
U.S.A. (2)	US Dollar	21.4860	20.2769	20.1283	20.5835	19.4143
Uruguay	Uruguay Peso	0.5110	0.4655	0.4893	0.4605	0.4845
Nicaragua	Cordoba	0.6257	0.5765	0.5611	0.5795	0.5359
Honduras	Lempira	0.8678	0.8384	0.8171	0.8396	0.7853
Chile	Chilean Peso	0.0271	0.0268	0.0232	0.0244	0.0226
Paraguay	Guaraní	0.0032	0.0030	0.0029	0.0030	0.0026
Peru	Sol (PEN$)	6.1483	5.2297	5.2454	5.1484	5.0823
Dominican Republic	Dominican Peso	0.3766	0.3540	0.3647	0.3570	0.3436
Costa Rica	Colon	0.0366	0.0325	0.0310	0.0319	0.0323
European Union	Euro	24.5080	23.9835	21.2285	23.4220	20.7830
Bulgaria	Lev	12.5284	12.2617	10.8523	11.9762	10.6188
Belarus	New Belarusian Ruble	8.8172	7.9932	7.3993	8.0279	7.0644
Croatia	Croatian Kuna	3.2498	3.1852	2.8173	3.1161	2.7584
Macedonia	Macedonian Denar	0.3975	0.3893	0.3445	0.3800	0.3378
Serbia	Serbian Denar	0.2083	0.2040	0.1807	0.1992	0.1772

(1)	Year-end rates are used for the translation of revenues and expenses if IAS 29 “Financial Reporting in Hyperinflationary Economies” is applied.
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

F-2
7

statements of operations in financial result in exchange differences. In accordance with IFRS, prior year financial statements were not restated.

(2)	Includes U.S.A., Ecuador, El Salvador, Puerto Rico and Panama.
As of April 28, 2023, the exchange rate between the US dollar and the Mexican Peso was Ps. 18.0723. The appreciation of the Mexican peso against the US dollar represent 6.91% with respect to the year-end
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
q) Employee benefits
The Company has defined benefit pension plans for its subsidiaries Puerto Rico Telephone Company, Teléfonos de México, Claro S.A., and Telekom Austria. Claro S.A. also has medical plans and defined contribution plans and Telekom Austria provides retirement benefits to its employees under a defined contribution plan. The Company recognizes the costs of these plans based upon independent actuarial computations and are determined using the projected unit credit method. The latest actuarial computations were prepared as of December 31, 2022.
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

F-
2
8

(ii) The second element is a lump-sum benefit based on years of service ranging from 9 to 12 months of salary. Health care and life insurance benefits are also provided to retirees under a separate plan (post-retirement benefits).
Brazil
Claro S.A. provides a defined benefit plan and post-retirement medical assistance plan, and a defined contribution plan, through a pension fund that supplements the government retirement benefit for certain employees.
Under the defined benefit plan, the Company makes monthly contributions to the pension fund equal to 17.5% of the employee’s aggregate salary. In addition, the Company contributes a percentage of the aggregate salary base for funding the post-retirement medical assistance plan for the employees who remain in the defined benefit plan. Each employee makes contributions to the pension fund based on age and salary. All newly hired employees automatically adhere to the defined contribution plan and no further admittance to the defined benefit plan is allowed. For the defined contribution plan. See Note 18.
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
Remeasurements of defined benefit plans, comprising of actuarial gains and losses, the effect of the asset ceiling, excluding net interest and the return on plan assets (excluding net interest), are recognized immediately in the consolidated statements of financial position with a corresponding debit or credit to “Remeasurement of defined benefit plan” through OCI in the period in which they occur.
Re-measurements
are not reclassified to profit or loss in subsequent periods.
Past service costs are recognized in profit or loss on the earlier of:

(i)	The date of the plan amendment or curtailment, and

(ii)	The date that the Company recognizes restructuring-related costs

F-
2
9

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
r) Employee profit sharing (“EPS”)
EPS is paid by certain subsidiaries of the Company to its eligible employees. The Company has employee profit sharing in Mexico, Ecuador and Peru. In Mexico, employee profit sharing is computed at the rate of 10% on the individual subsidiaries taxable base adjusted for employee profit sharing purposes as provided by law.
Employee profit sharing is presented as an operating expense in the consolidated statements of comprehensive income.
The amendment to the Federal Labor Law in Mexico dated April 23, 2021 established a limit on the amount to be paid for profit sharing to employees, which indicates that the amount of EPS assigned to each employee may not exceed the equivalent of three months of the employee’s current salary, or the average EPS received by the employee in the previous three years, whichever is greater. If the EPS determined is less than or equal to this limit, the EPS will be determined by applying 10% of the individual company taxable income. If the EPS determined exceeds this limit, the limit would apply and this should be considered the EPS for the period.
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
Deferred taxes relating to items recognized in Other Comprehensive Income are recognized together with the concept that generated such deferred taxes. Deferred taxes consequence on unremitted earnings from subsidiaries and associates are considered as temporary differences, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future. Taxes withheld on remitted foreign earnings are creditable against Mexican taxes, thus to the extent that a remittance is to be made, the deferred tax would be limited to the incremental difference between the Mexican tax rate and the rate of the remitting country. As of December 31, 2021 and 2022, the Company has not provided for any deferred taxes related to unremitted foreign earnings.

F-
3
0

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
Uncertainty over Income Tax Treatments
The acceptability of a particular tax treatment under tax law may not be known until the tax authority or courts of justice reach a decision in the future. Consequently, a dispute or inspection of a specific tax treatment by the tax authority could affect the accounting of the asset or liability for current or deferred taxes by the Company.
In accordance with IFRIC 23
Uncertainty over Income Tax Treatments
, the Company determines each uncertain tax treatment based on the approach that best predicts the resolution of the uncertainty.
To determine the approach that best predicts the resolution of the uncertainty, the Company may consider, for example:
(a) How does the Company prepare their income tax return and support such tax treatments and how it sustains the tax treatments
(b) How does the Company expect that the tax authority carry-out its inspection and resolve the issues that arise from the aforementioned inspection.
The Company must disclose in the notes to the consolidated financial statements what is mentioned below:
1) The Company must determine whether the uncertain tax treatments will be evaluated separately or as a whole;
2) The Company will assume that the authority will examine the tax situation and will be aware of considering all information relevant to said treatment;
3) If it is concluded that it is unlikely that the authority will accept an uncertain fiscal position, the effect of the uncertainty will be reflected when determining its accounting fiscal position, estimating the effect based on the following methods:
a) Most probable quantity – is the only quantity in a range of possible outcomes that can be predicted by the resolution of the uncertainty; either
b) Expected value – is the value resulting from the sum of the different amounts weighted by their probability of occurrence, in a range of possible results. The expected value is the one that can best predict the resolution of the uncertainty, if there is a range of possible outcomes.

F-
3
1

4) If the uncertain tax treatment affects the tax base for tax (caused) and deferred tax, the Company must make consistent judgments and estimates in the determination of both taxes; and
5) The Company must reassess a judgment or estimate of an uncertain tax treatment and its effects, if the facts and circumstances on which they were initially based change, or if new information arises that affects the judgment or estimate. ´
The effects should be recognized as a change in an accounting estimate based on the provision of IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors.
t) Advertising
Advertising expenses are recognized as incurred. For the years ended December 31, 2020, 2021 and 2022, advertising expenses were Ps. 10,405,228 , Ps. 11,118,723 and Ps. 12,676,350 respectively, and are presented in the consolidated statements of comprehensive income in the caption “Commercial, administrative and general expenses”.
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
Additionally, the Company occasionally uses interest rate swaps to adjust its exposure to the variability of the interest rates or to reduce their financing costs. The Company’s practices vary from time to time depending on judgments about the level of risk, expectations of change in the movements of interest rates and the costs of using derivatives. The Company may terminate or modify a derivative financial instrument at any time. See Note 7 for disclosure of the fair value of derivatives as of December 31, 2021 and 2022.

F-
3
2

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
Interest rate
In the event that the Company’s agreed-upon interest rates at December 31, 2022 increase/decrease by 100 basis points and a 6.33% fluctuation in exchange rates between the Mexican Peso and US Dollar, the net interest expense would increase by
Ps.1,828,215 and (decrease) by Ps.(11,128,215), respectively.
Exchange rate fluctuations
Should the Company’s debt at December 31, 2022 of Ps. 510,589,480, if suffer a 5% increase/(decrease) in exchange rates, the debt would increase/(decrease) by Ps. 536,118,954 and Ps. (485,060,006), respectively.
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
The Company is exposed to interest rate and foreign currency risks, which tries to mitigate through a controlled risk management program that includes the use of derivative financial instruments. The Company principally uses to attempt to offset the risk of exchange rate and interest rate fluctuations. Additionally, for the years ended December 31, 2020, 2021 and 2022 certain of the Company’s derivative financial instruments had been designated, and had qualified, as cash flow hedges. The effective portion of gains or losses on the cash flow derivatives is recognized in equity under the heading “Unrealized (loss) gain on equity investment at fair value”, and the ineffective portion is charged to results of operations of the period.
x) Current versus non-current classification
The Company presents assets and liabilities in its consolidated statements of financial position based on current/non-current classification.

F-
33

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
None of the segment’s records revenue from transactions with a single external customer amounting to 10% or more of the revenues.
Aa) Convenience translation
The consolidated financial statements are stated in thousands of Mexican pesos (“Ps.”); however, solely for the convenience of the readers, the consolidated statement of financial position as of December 31, 2022 and the consolidated statement of comprehensive income and consolidated statement of cash flows for the year ended December 31, 2022 were converted into U.S. dollars at the exchange rate of Ps. 19.4143 per U.S. dollar, which was the exchange rate at that date. This arithmetic conversion should not be construed as representations that the amounts expressed in Mexican pesos may be converted into U.S. dollars at that or any other exchange rate.

F-
3
4

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
Estimated useful lives of property, plant and equipment
The Company currently depreciates most of its network infrastructure based on an estimated useful life determined upon the expected particular conditions of operation and maintenance in each of the countries in which it operates. The estimates are based on AMX’s historical experience with similar assets, anticipated technological changes and other factors, taking into account the practices of other telecommunications companies. The Company reviews estimated useful lives each year to determine, for each particular class of assets, whether they should be changed. The Company may shorten/extend the estimated useful life of an asset class in response to technological changes, changes in the market or other developments. This results in increased/decreased depreciation expense. See Note 10.
Revaluation of passive infrastructure of telecommunications towers
The Company recognizes the passive infrastructure of the telecommunication towers at fair value, recognizing the changes in OCI. The discounted cash flow model was used. The Company hired a valuation specialist with industry experience to measure fair values as of December 31, 2022
Impairment of Long-Lived Assets
The Company has large amounts of long-lived assets, including property, plant and equipment, intangible assets and goodwill on its consolidated statements of financial position. The Company is required to test long-lived assets for impairment when circumstances indicate a potential impairment or, in some cases, at least on an annual basis. The impairment analysis for long-lived assets requires the Company to estimate the recoverable amount of the asset, which is the higher of its fair value (minus any disposal costs) and its value in use. To estimate the fair value of a long-lived asset, the Company typically takes into account recent market transactions or, if no such transactions can be identified, the Company uses a valuation model that requires making certain assumptions and estimates. Similarly, to estimate the value in use of long-lived assets, the Company typically makes various assumptions about the future prospects for the business to which the asset relates, considers market factors specific to that business and estimates future cash flows to be generated by that business. Based on this impairment analysis, including all assumptions and estimates related thereto, as well as guidance provided by IFRS relating to the impairment of long-lived assets different assumptions and estimates could materially impact the Company’s reported financial results. More conservative assumptions of the anticipated future benefits from these businesses could result in impairment charges, which would decrease net income and result in lower asset values on the consolidated statements of financial position. Conversely, less conservative assumptions could result in smaller or no impairment charges, higher net income and higher asset values. The key assumptions used to determine the recoverable amount for the Company’s CGUs, are further explained in Notes 23, 10 and 11.

F-3
5

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

F-3
6

Ac) Discontinued operations
a) Claro Panama Disposal
On September 15, 2021, the Company announced that it had entered into an agreement with Cable & Wireless Panama, S.A., an affiliate of Liberty Latin America to sell its 100% interest in its subsidiary Claro Panama. The transaction excludes the telecommunications towers that are owned indirectly by the Company in Panama and the Claro trademarks. The agreed purchase price was US$200 million, adjusted for net debt (cash/debt free basis). The closing of the transaction would be subject to customary conditions for this type of transaction, including obtaining regulatory authorizations. On July 1, 2022, the Company announced that it had completed the sale to Liberty Latin America of its 100% interest in Claro Panama.
The Company received an adjusted closing consideration of US$ 116.7 million in cash, resulting in a net gain of Ps. 3,405,014, including a recycling income of accumulated foreign currency translation effect for an amount of Ps. 1,750,451. This gain has been recognized in profit after tax for the period from discontinued operations in the consolidated statement of comprehensive income. Therefore, Claro Panama is deconsolidated from the aforementioned date and no impairment loss was identified.
In accordance with IFRS 5 Non-current Assets Held For Sale and Discontinued Operations, Claro Panama was classified as discontinued operation for all the years presented in these consolidated financial statements; consequently, the results are presented in the loss after tax for the period from discontinued operations in the consolidated statements of comprehensive income. Therefore, the comparative figures in the consolidated statements of comprehensive income have been restated in consequence.

The deconsolidated assets and liabilities of Claro Panama as of the date of disposal were the following:

	As of July 1,
	2022
Current assets:
Cash	Ps.	24,202
Account receivable to subscribers, distributors and others Net		666,114
Inventories, net		169,851
Other assets, net		4,457

Total current assets		864,624
Non-current assets:
Property, plant and equipment		1,102,062
Intangibles, net		1,810,964
Account receivables to subscribers, distributors and others, Net		42,368
Other assets, net		12,291
Right-of-use		975,019

Total assets	Ps.	4,807,328

Short term liability related to right-of-use assets	Ps.	198,289
Accounts payable		576,522
Payable taxes		24,981
Related parties		1,159
Deferred income		126,904
Long term liability related to right-of-use assets	Ps.	855,969
Deferred income		129,062

Total liabilities		1,912,886

Net assets directly related to the Group’s disposal	Ps.	2,894,442

F-3
7

The results of discontinued operations for the year are shown below:

	For the years ended December 31,				July 1 st .
	2020		2021		2022
Operative revenue:
Revenue services	Ps.	2,932,390	Ps.	2,667,497	Ps.	1,210,109
Sales of equipment		317,802		394,534		206,595

		3,250,192		3,062,031		1,416,704
Total costs and expenses		5,198,532		3,378,614		1,403,311

Operating profit		(1,948,340)		(316,583)		13,393
Financial costs		(117,300)		(89,974)		(39,538)
Gain on sale of discontinued operations		—		—		3,405,014
Profit before income taxes of discontinued operations		(2,065,640)		(406,557)		3,378,869
Income taxes:		14,713		5,297		—

Net profit of the period of discontinued operations	Ps.	(2,080,353)	Ps.	(411,854)	Ps.	3,378,869

b)	TracFone Disposal
On September 14, 2021, the Company, announced that it had entered into an agreement with Verizon Communications Inc. (“Verizon”) to sell its 100% interest in its subsidiary TracFone Wireless, Inc. (“TracFone”), the largest mobile virtual prepaid service operator in the United States, serving 21 million subscribers. On November 23, 2021, the Company announced that it had completed the sale of its 100% interest in TracFone to Verizon.
AMX received a closing consideration of US$3,625.7 million in cash, which includes US$500.7 million related to TracFone’s closing cash and working capital, customary adjustment and other adjustments, and
57,596,544
shares of Verizon stock valued at approximately US$2,968 million. Verizon has asserted post-closing claims under the adjustments and other provisions of this agreement, which may result in payments by the Company. Following the transaction closing, Verizon shall pay to AMX: (i) up to US$500 million as an earn-out if TracFone continues to achieve certain performance measures during the 24 months following the closing, calculated and paid in four consecutive six-month periods, and (ii) US$150 million deferred consideration payable within two years following the transaction closing. The earn-out was not recognized as gain by the Company, in accordance with IFRS 9 and 13 and IAS 37, since management does not believe the realization of income and the inflow of economic benefits are virtually certain.
TracFone was deconsolidated from that date resulting in a net gain of Ps. 106,527,287 including the recycling of foreign currency exchange losses accumulated in equity. This gain has been recognized under profit after tax from discontinued operations in the consolidated statements of comprehensive income. Furthermore, no impairment loss was identified. Moreover, TracFone had identifiable operations and cash flows and represented a separate geographical area. Therefore, in accordance with IFRS 5, TracFone was classified as discontinued operations for all years presented in these consolidated financial statements; results are accordingly presented in the profit after tax from discontinued operations in the consolidated statements of comprehensive income. The consolidated statements of comprehensive income comparative figures have therefore been restated accordingly.
All other notes to the consolidated financial statements include amounts for continuing operations, unless indicated otherwise.

F-
3
8

Additionally, TracFone represented the U.S.A. segment until November 23, 2021. With TracFone being classified as discontinued operations, the U.S.A. segment is no longer presented in the segment note. The results of TracFone for the year are presented below:

	For the years ended December 31
	2020		2021
Operating revenues:
Service revenues	Ps.	149,376,532	Ps.	130,091,540
Sales of equipment		27,802,837		22,160,481

		177,179,369		152,252,021
Total costs and expenses		157,327,836		134,495,316

Operating income		19,851,533		17,756,705

Financial cost		(2,026)		(1,733)
Gain on disposal of discontinued operations		—		132,821,709

Profit before income tax discontinued operations		19,849,507		150,576,681

Tax expense:
Related to pre-tax profit from the ordinary activities for the period		2,856,882		2,571,541
Related to gain on disposal from discontinued operations		—		26,294,422

Net profit for the year from discontinued operations	Ps.	16,992,625	Ps.	121,710,718

The assets and liabilities deconsolidated on the date of the disposal were as follows:

	November 23,
	2021
Current assets
Cash	Ps.	338,439
Subscribers, distributors, recoverable taxes, contract assets and other net		12,368,407
Inventories, net		9,604,658
Other current assets, net		389,052

Total current assets		22,700,556
Non-current assets:
Property, plant and equipment		1,989,498
Intangibles, net		555,012
Goodwill		2,695,557
Deferred income taxes		1,094,756
Other assets, net		327,546
Rights of use		1,625

Total assets	Ps.	29,364,550

Short term liability related to right of use of assets	Ps.	1,625
Accounts payable		17,446,513
Income tax		3,267,585
Deferred revenue		13,187,667

Total liabilities		33,903,390

Net liability directly associated with disposal group	Ps.	(4,538,840)

F-
3
9

Furthermore, pursuant to the Stock Purchase Agreement, the Company agreed to indemnify Verizon against pre-closing
tax matters. As of the closing, certain tax related matters had not been resolved, and Verizon has asserted post-closing claims under the adjustments and other provisions of this agreements, which may result in payments by us.
c) Joint Venture
On October 6, 2022, LLA and the Company announced that they completed the transaction to combine their operations in Chile (VTR and Claro Chile, respectively) in order to create a 50:50 joint venture called Claro Chile, SpA.
In accordance with IFRS 11, this transaction was classified as a joint venture, since both LLA and the Company exercise joint control over Claro Chile, SpA, and all relevant decisions require the consent of both parties. Consequently, in accordance with IFRS 5, Claro Chile’s operations are classified as discontinued operations for all the years that are presented in the consolidated financial information and from that date they are recognized by applying the equity method. See Note 12b.
The results of discontinued operations are as follows:

	For the yearsended as of December 31,				For the period ended as of October 6,
	2020		2021		2022
Operative revenue:
Revenue services	Ps.	17,521,377	Ps.	17,276,464	Ps.	10,500,087
Sales of equipment		3,536,505		4,508,925		2,626,823

		21,057,882		21,785,389		13,126,910
Total costs and expenses		22,418,969		22,892,415		14,954,526

Operating profit		(1,361,087)		(1,107,026)		(1,827,616)
Financial costs		(1,647,069)		(533,899)		(685,129)

Profit before income taxes of discontinued operations		(3,008,156)		(1,640,925)		(2,512,745)
Income taxes:		316,386		(4,578,004)		(1,805,500)

Net profit of the period of discontinued operations	Ps.	(3,324,542)	Ps.	2,937,079	Ps.	(707,245)

Note 3. Cash and Cash Equivalents
Cash and cash equivalents are comprised of short-term deposits with different financial institutions. Cash equivalents only include instruments with purchased maturity of less than three months. The amount includes the amount deposited, plus any interest earned.
Note 4. Equity and debt investments at fair value through OCI and other short/long-term investments
As of December 31, 2021 and 2022, equity investments at fair value through OCI and other short-term investments includes an equity investment in KPN for Ps. 56,087,598 and Ps. 44,371,166, respectively, other short-term investments for Ps. 15,026 in 2021, and an equity investment in Verizon for Ps. 61,600,578 and Ps. 44,056,945, respectively.
The investments in KPN, Verizon and others, are carried at fair value with changes in fair value being recognized through other comprehensive (loss) gain items (equity) in the Company’s consolidated statements of financial

F-
40

position. As of December 31, 2021 and 2022, the Company has recognized in equity changes in fair value of Ps.
4,560,869
and Ps.
(4,707,276)
 respectively, net of deferred taxes.
As of December 31, 2022, the Company has recognized an income associated with the earn-out stipulated in the Verizon’s contract, in accordance with IFRS 9 and 13 and IAS 37, of Ps. 4,271,250, which are included within

“Valuation of derivatives, interest cost from labor obligations, and other financial items, net” in the consolidated statements of comprehensive income.
During the years ended December 31, 2020, 2021 and 2022, the Company received dividends from KPN for an amount of Ps. 2,119,668, Ps. 2,628,600 and Ps. 2,459,637, respectively, also for Verizon for an amount of Ps. 3,696,356 in December 31, 2022, which are included within “Valuation of derivatives, interest cost from labor obligations, and other financial items, net” in the consolidated statements of comprehensive income.
As of December 31, 2021 and 2022 long-term debt instrument at fair value through OCI for Ps. 6,894,757 and Ps. 6,981,149, respectively.
Note 5. Accounts receivable from subscribers, distributors, recoverable taxes contractual assets and other, net
a)
An analysis of accounts receivable by component at December 31, 2021 and 2022 is as follows:

	At December 31,
	2021		2022
Subscribers and distributors	Ps.	157,433,609	Ps.	154,659,093
Telecommunications carriers for network interconnection and other services		3,968,675		3,519,170
Recoverable taxes		43,734,164		46,947,187
Sundry debtors		15,573,586		16,528,588
Contract assets		30,901,277		28,573,717
Allowance of expected credit losses		(41,835,826)		(42,079,056)

Total net	Ps.	209,775,485	Ps.	208,148,699
Non-current subscribers, distributors and contractual assets		6,928,888		8,724,497

Total current subscribers, distributors and contractual assets	Ps.	202,846,597	Ps.	199,424,202

b) Changes in the allowance of the expected credit losses is as follows:

	For the years ended December 31,
	(1) 2020		(1) 2021		2022
Balance at beginning of year	Ps.	(39,480,909)	Ps.	(44,551,735)	Ps.	(41,835,826)
Increases recorded in expenses (i)		(18,450,821)		(10,212,490)		(12,197,447)
Write-offs		11,953,227		11,682,343		9,162,382
Business combination		(2,066)		—		—
Translation effect		1,428,834		1,246,056		2,791,835

Balance at year end	Ps.	(44,551,735)	Ps.	(41,835,826)	Ps.	(42,079,056)

(1)	Restated by discontinued operations
i)	Includes discontinued operation of TracFone, Panama and Chile in joint venture. See note 2Ac.

F-
41

c) The following table shows the aging of accounts receivable at December 31, 2021 and 2022, for subscribers and distributors:

	Past due
	Total		Unbilled services provided		a-30 days		31-60 days		61-90 days		Greater than 90 days
December 31, 2021	Ps.	157,433,609	Ps.	69,082,837	Ps.	35,694,272	Ps.	4,533,604	Ps.	2,645,034	Ps.	45,477,862
December 31, 2022	Ps.	154,659,093	Ps.	66,839,514	Ps.	31,726,606	Ps.	4,099,261	Ps.	2,574,082	Ps.	49,419,630
d) The following table shows the accounts receivable from subscribers and distributors included in the allowance for expected credit losses of trade receivables, as of December 31, 2021 and 2022:

	Total	1-90 days	Greater than 90 days
December 31, 2021	Ps.41,835,826	Ps.4,183,583	Ps.37,652,243
December 31, 2022	Ps.42,079,056	Ps.4,207,906	Ps.37,871,150
e) An analysis of contract assets and liabilities at December 31, 2021 and 2022 is as follows:

	2021		2022
Contract Assets:
Balance at the beginning of the year	Ps.	29,588,104	Ps.	30,901,277
Additions		31,758,626		28,262,872
Business combination		—		404,489
Disposals		(5,946,487)		(5,238,752)
Amortization		(25,354,712)		(22,926,487)
Translation effect		855,746		(2,829,682)

Balance at the end of the year	Ps.	30,901,277	Ps.	28,573,717
Non-current contract assets	Ps.	989,519	Ps.	880,860

Current portion contracts assets	Ps.	29,911,758	Ps.	27,692,857

F-
4
2

Note 6. Related Parties
a) The following is an analysis of the balances with related parties as of December 31, 2021 and 2022. All of the companies were considered affiliates of América Móvil since the Company’s principal shareholders are either direct or indirect shareholders in the related parties.

	2021		2022
Accounts receivable:
Sears Roebuck de México, S.A. de C.V. and Subsidiaries	Ps.	339,366	Ps.	260,584
Sitios Latinoamérica, S.A.B. de C.V.		—		1,460,897
Sanborns Hermanos, S.A.		192,599		124,157
Patrimonial Inbursa, S.A.		145,676		166,366
Grupo Condumex, S.A. de C.V. and Subsidiaries		122,555		31,857
Hubard y Bourlon, S.A. de C.V.		52,026		—
Claroshop.com, S.A.P.I de C.V.		40,906		31,559
Other		265,483		211,793

Total	Ps.	1,158,611	Ps.	2,287,213

Accounts payable:
Carso Infraestructura y Construcción, S.A. de C.V. and Subsidiaries	Ps.	1,273,085	Ps.	2,836,689
Grupo Condumex, S.A. de C.V. and Subsidiaries		1,709,487		2,036,371
Sitios Latinoamérica, S.A.B. de C.V.		—		960,244
Fianzas Guardiana Inbursa, S.A. de C.V.		385,287		437,428
Claroshop.com, S.A.P.I de C.V.		247,081		216,774
Grupo Financiero Inbursa, S.A.B. de C.V.		102,314		102,127
Seguros Inbursa, S.A. de C.V.		113,089		107,389
Sociedad Financiera Inbursa, S.A. de C.V.		80,382		13,058
PC Industrial, S.A. de C.V. and Subsidiaries		4,761		3,321
Enesa, S.A. de C.V. and Subsidiaries		9,384		3,854
Cicsa Perú, S.A.C.		—		256,344
Other		292,012		250,619

Total	Ps.	4,216,882	Ps.	7,224,218

For the years ended December 31, 2020, 2021 and 2022, the Company has not recorded any impairment of receivables in connection with amounts owed by related parties.
b) For the years ended December 31, 2020, 2021 and 2022, the Company conducted the following transactions with related parties:

	2020		2021		2022
Capex and expenses:
Construction services, purchases of materials, inventories and property, plant and equipment (i)	Ps.	7,130,769	Ps.	13,524,989	Ps.	13,107,483
Insurance premiums, fees paid for administrative and operating services, brokerage services and others (ii)		4,375,113		4,336,133		3,490,596
Other services (iii)		1,101,528		1,636,402		1,890,921

	Ps.	12,607,410	Ps.	19,497,524	Ps.	18,489,000

Revenues:
Service revenues (iv)	Ps.	608,248	Ps.	714,148	Ps.	756,347
Sales of towers (v)		—		6,943,400		3,323,594
Sales of equipment		656,801		685,781		1,153,439

	Ps.	1,265,049	Ps.	8,343,329	Ps.	5,233,380

F-
43

i)
In 2022, this amount includes Ps. 11,018,630 (Ps. 11,447,164 in 2021 and Ps. 5,312,845 in 2020) for network construction services and construction materials purchased from subsidiaries of Grupo Carso, S.A.B. de C.V. (Grupo Carso).

ii)
In 2022, this amount includes Ps. 117,321 (Ps. 121,728 in 2021 and Ps. 203,013 in 2020) for network maintenance services performed by Grupo Carso subsidiaries; Ps. 16,556 in 2022 (Ps. 50,730 in 2021, and Ps. 13,490 in 2020) for software services provided by an associate; Ps. 3,281,176 in 2022 (Ps. 3,814,995 in 2021 and Ps. 2,713,370 in 2020) for insurance premiums with Seguros Inbursa S.A. and Fianzas Guardiana Inbursa, S.A., which, in turn, places most of such insurance with reinsurers.

iii)	Includes tower rent payment with Telesites, S.A.B. de C.V. (Ps. 316,700 in 2022, and Ps. 19,300 in 2021) and rental payments to Sitios Latam.
iv)	Includes revenue of administrative services with Sitios Latam. Additionally includes other operations described in note 15.
v)
In November 2021, November 2022 and December 2022, Telmex through its subsidiaries sold towers to Telesites, S.A.B. de C.V. with a value of Ps. 6,943,400, Ps. 1,194,180 and Ps. 1,390,980 respectively. In addition, as of December 31, 2022, through our subsidiary in Peru, towers were sold to Sitios Latam. with a value of Ps. 738,434.

c) The aggregate compensation paid to the Company’s, directors (including compensation paid to members of the Audit and Corporate Practices Committee), and senior management in 2022 was approximately Ps. 5,900 and Ps. 96,900, respectively. None of the Company’s directors is a party to any contract with the Company or any of its subsidiaries that provides for benefits upon termination of employment. The Company does not provide pension, retirement or similar benefits to its directors in their capacity as directors. The Company’s executive officers are eligible for retirement and severance benefits required by Mexican law on the same terms as all other employees.
d) Österreichische Bundes- und Industriebeteiligungen GmbH (ÖBIB) is considered a related party due to it is a significant non-controlling shareholder in Telekom Austria. Through Telekom Austria, América Móvil is related to the Republic of Austria and its subsidiaries, which are mainly ÖBB Group, ASFINAG Group and Post Group as well as Rundfunk und Telekom Reguliegungs-GmbH, all of which these are related parties. In 2020, 2021 and 2022, none of the individual transactions associated with government agencies or government-owned entities of Austria were considered significant to América Móvil.
Note 7. Derivative Financial Instruments
To mitigate the risks of future increases in interest rates and foreign exchange rates for the servicing of its debt, the Company has entered into derivative contracts in over-the-counter transactions carried out with financial institutions. In 2022 the weighted-average interest rate of the total debt including the impact of interest rate derivatives held by the Company is 5.0% (3.1% and 3.5% in 2021 and 2020, respectively).

F-4
4

An analysis of the derivative financial instruments contracted by the Company at December 31, 2021 and 2022 is as follows:

	At December 31,
	2021				2022
Instrument	Notional amount in millions		Fair Value		Notional amount in millions		Fair Value
Assets:
Swaps US Dollar – Mexican Peso	US$	1,890	Ps.	6,881,943	US$	140	Ps.	91,469
Swaps US Dollar – Euro	US$	150		307,646	US$	800		1,845,832
Swaps Yen – US Dollar		¥6,500		119,325		¥6,500		101,409
Swaps Pound Sterling – US Dollar		£100		99,463		—		—
Forwards US Dollar – Mexican Peso	US$	2,080		321,864	US$	100		6,636
Forwards Mexican Peso – US Dollar	MX$	35,419		1,635,087		—		—
Forwards Brazilian Real – US Dollar	BRL$	2,480		127,131	BRL$	2,899		225,933
Forwards Euro – US Dollar		—		—		€509		331,401
Put option		€374		638,347		—		—

Total Assets		—	Ps.	10,130,806			Ps.	2,602,680

	At December 31,
	2021				2022
Instrument	Notional amount in millions		Fair Value		Notional amount in millions		Fair Value
Liabilities:
Swaps US Dollar – Mexican Peso		—		—	US$	1,750	Ps.	(731,565)
Swaps US Dollar – Euro	US$	800	Ps.	(1,270,005)	US$	150		(215,240)
Swaps Yen – US Dollar		¥6,500		(119,313)		¥6,500		(230,843)
Swaps Pound Sterling – Euro		£640		(1,924,941)		£640		(2,070,175)
Swap Pound Sterling – US Dollar		£1,460		(2,117,583)		£1,560		(11,507,501)
Swaps Euro – US Dollar		€495		(528,298)		€1,145		(3,474,154)
Swaps Euro – Mexican Peso		€750		(680,720)		€750		(2,880,279)
Forwards US Dollar – Mexican Peso	US$	1,175		(286,937)	US$	1,945		(783,334)
Forwards Brazilian Real – US Dollar	BRL$	4,021		(234,822)	BRL$	2,763		(122,201)
Forwards Euro – US Dollar		€815		(1,122,641)		€952		(915,854)
Forwards US Dollar – Euro	US$	8		(1,570)		—		—
Forwards Euro – Mexican Peso		€200		(22,182)		—		—
Put option		—		—		€374		(368,364)
Call option		€2,097		(1,725,495)		€2,097		(2,031,836)

Total Liabilities		—	Ps	.(10,034,508)		—	Ps.	(25,331,346)

*	Totals may not sum due to rounding.
The changes in the fair value of these derivative financial instruments for the years ended December 31, 2020, 2021 and 2022 amounted to a gain (loss) of Ps. 12,378,193, Ps. (6,755,214) and Ps. (28,639,687),
respectively. Such amounts are included in the consolidated statements of comprehensive income as part of the caption “Valuation of derivatives interest cost from labor obligations and other financial items, net”.

F-4
5

The maturities of the notional amount of the derivatives are as follows:

Instrument	Notional amount in millions	2023	2024	2025	2026	2027 Thereafter
Assets
Swaps US Dollar – Mexican Peso	US$	—	—	—	—	140
Swaps Yen – US Dollar	¥	—	—	—	—	6,500
Swaps US Dollar – Euro	US$	—	—	—	—	800
Forwards US Dollar – Mexican Peso	US$	100	—	—	—	—
Forwards Brazilian Real – US Dollar	BRL$	2,899	—	—	—	—
Forwards Euro – US Dollar	€	509	—	—	—	—
Liabilities
Swaps US Dollar – Mexican Peso	US$	—	—	—	—	1,750
Swaps US Dollar – Euro	US$	—	—	—	—	150
Swaps Euro – US Dollar	€	320	175	—	—	650
Swaps Euro – Mexican Peso	US$	750	—	—	—	—
Swaps Yen – US Dollar	¥	—	—	—	—	6,500
Swaps Sterling Pound – Euro	£	—	—	—	390	250
Swap Sterling Pound – US Dollar	£	—	—	—	110	1,450
Forwards US Dollar – Mexican Peso	US$	1,945	—	—	—	—
Forwards US Dollar – Euro	US$	890	62	—	—	—
Forwards Brazilian Real – US Dollar	BRL$	2,763	—	—	—	—
Put option	€	374	—	—	—	—
Call Option	€	—	2,097	—	—	—
Note 8. Inventories, net
An analysis of inventories at December 31, 2021 and 2022 is as follows:

	2021	2022
Mobile phones, accessories, computers, TVs, cards and other materials	Ps. 26,131,521	Ps. 26,311,415
Less: Reserve for obsolete and slow-moving inventories	(1,946,211)	(2,316,282)

Total	Ps. 24,185,310	Ps. 23,995,133

For the years ended December 31, 2020, 2021 and 2022, the cost of inventories recognized in cost of sales was Ps. 111,186,855, Ps. 117,613,669 and Ps. 115,022,007 respectively.

F-4
6

Note 9. Other assets, net
An analysis of other assets at December 31, 2021 and 2022 is as follows:

	2021		2022
Current portion:
Advances to suppliers (different from PP&E and inventories)	Ps.	7,474,932	Ps.	8,247,735
Prepaid insurance		1,749,589		1,988,713
Other		227,731		328,974

	Ps.	9,452,252	Ps.	10,565,422

	2021		2022
Non-current portion:

Recoverable taxes	Ps.	11,689,094	Ps.	9,363,682
Prepayments for the use of fiber optics		3,783,496		3,424,850
Judicial Deposits (1)		14,583,504		16,309,977
Prepaid expenses		9,899,996		10,483,113

Total	Ps.	39,956,090	Ps.	39,581,622

For the years ended December 31, 2020, 2021 and 2022, amortization expense for other assets was Ps. 204,717 Ps. 442,098 and Ps.215,529, respectively.

(1)
Judicial deposits represent cash and cash equivalents pledged in order to fulfill the collateral requirements for tax contingencies mainly in Brazil. As of December 31, 2021 and 2022, the amount for these deposits is Ps. 14,583,504 and Ps. 16,309,977 respectively for Brazil. Based on its evaluation of the underlying contingencies, the Company believes that such amounts are recoverable. See Note 17 b).

Note 10. Property, Plant and Equipment, net
a)
An analysis of activity in property, plant and equipment, net for the years, 2020, 2021 and 2022 is as follows:

	At December 31, 2019		Additions		Retirements		Business combinations		Revaluation adjustments		Transfers			Effect of translation of foreign subsidiaries and hyperinflation adjustment		Depreciation for the year (3)		At December 31, 2020
Cost
Network in operation and equipment	Ps.	990,673,603	Ps.	90,387,449	Ps.	(19,574,391)	Ps.	996,974	Ps.	107,152,628	Ps.	(62,050,212)		Ps.	(49,993,808)	Ps.	—	Ps.	1,057,592,243
Land and buildings		50,801,253		570,062		(2,853,037)		—		—		—			369,300		—		48,887,578
Other assets		162,340,564		17,474,218		(14,454,598)		55,848		—		—			(8,393,187)		—		157,022,845
Construction in process and advances plant suppliers (1)		81,539,174		59,635,316		(68,661,847)		1,099		—		—			(5,011,829)		—		67,501,913
Spare parts for operation of the network		34,233,093		30,721,413		(37,829,818)		—		—		—			(2,328,430)		—		24,796,258

Total		1,319,587,687		198,788,458		(143,373,691)		1,053,921		107,152,628		(62,050,212)			(65,357,954)		—		1,355,800,837

Accumulated depreciation
Network in operation and equipment		580,370,101		—		(25,726,856)		—		—		(62,050,212	) (2)		(50,897,558)		89,571,831		531,267,306
Buildings		9,467,308		—		(1,663,796)		—		—		—			(622,253)		1,906,140		9,087,399
Other assets		90,332,191		—		(9,317,821)		—		—		—			(5,120,175)		16,549,822		92,444,017
Spare parts for operation of the network		74,717		—		(176,131)		—		—		—			38,898		135,000		72,484

Total	Ps.	680,244,317	Ps.	—	Ps.	(36,884,604)	Ps.	—	Ps.	—	Ps.	(62,050,212)		Ps.	(56,601,088)	Ps.	108,162,793	Ps.	632,871,206

Net Cost	Ps.	639,343,370	Ps.	198,788,458	Ps.	(106,489,087)	Ps.	1,053,921	Ps.	107,152,628	Ps.	—		Ps.	(8,756,866)	Ps.	(108,162,793)	Ps.	722,929,631

(1)	Construction in progress includes fixed and mobile network facilities as well as satellite developments and fiber optic which is in the process of being installed
(2)	This transfer in 2020 relates to the accumulated depreciation as at the revaluation date that was eliminated against the gross carrying amount of the revalued asset.

F-4
7

(3)	Restated for discontinued operations

	At December 31, 2020		Additions		Retirements (2)		Transfers		Effect of translation of foreign subsidiaries and hyperinflation adjustment		Depreciation for the year (3)		At December 31, 2021
Cost
Network in operation and equipment	Ps.	1,057,592,243	Ps.	89,696,150	Ps.	(45,044,049)	Ps.	53,531,590	Ps.	(44,061,097)	Ps.	—	Ps.	1,111,714,837
Land and buildings		48,887,578		784,460		(473,785)		38,250		(1,216,894)		—		48,019,609
Other assets		157,022,845		10,782,903		(11,994,756)		(1,800,756)		(1,870,104)		—		152,140,132
Construction in process and advances plant suppliers (1)		67,501,913		83,366,813		(47,178,796)		(38,944,421)		(1,420,843)		—		63,324,666
Spare parts for operation of the network		24,796,258		46,909,494		(23,108,928)		(13,824,767)		(974,011)		—		33,798,046

Total		1,355,800,837		231,539,820		(127,800,314)		(1,000,104)		(49,542,949)		—		1,408,997,290

Accumulated depreciation
Network in operation and equipment		531,267,306		—		(24,322,904)		638,066		(29,767,613)		96,857,203		574,672,058
Buildings		9,087,399		—		(219,030)		(221,937)		(667,957)		1,871,028		9,849,503
Other assets		92,444,017		—		(10,522,319)		549,855		(1,879,241)		12,667,367		93,259,679
Spare parts for operation of the network		72,484		—		(92,421)		—		(26,823)		66,131		19,371

Total	Ps.	632,871,206	Ps.	—	Ps.	(35,156,674)	Ps.	965,984	Ps.	(32,341,634)	Ps.	111,461,729	Ps.	677,800,611

Net Cost	Ps.	722,929,631	Ps.	231,539,820	Ps.	(92,643,640)	Ps.	(1,966,088)	Ps.	(17,201,315)	Ps.	(111,461,729)	Ps.	731,196,679

(1)	Construction in progress includes fixed and mobile network facilities as well as satellite developments and fiber optic which is in the process of being installed
(2)	Includes disposals related to the sale of TracFone. See Note 2Ac.
(3)	Restated for discontinued operations

	At December 31 2021		Additions		Retirements (2)		Business combinations (3)		Revaluation adjustments (5)		Transfer		Incorporation (merger, spin- off, sale) (4)		Effect of translation of foreign subsidiaries and hyperinflation adjustment		Depreciation for the year		At December 31, 2022
Cost
Network in operation and equipment	Ps .	1,111,714,837	Ps .	56,307,013	Ps .	(64,315,475)	Ps .	1,415,252	Ps .	(55,639,215)	Ps .	63,171,840	Ps .	(18,399,253)	Ps .	(68,236,057)	Ps .	—	Ps .	1,026,018,942
Land and buildings		48,019,609		596,165		(2,021,550)						737,667		—		(3,577,615)				43,754,276
Other assets		152,140,132		12,325,614		(13,642,510)		23,723				559,935		(698,522)		(5,468,249)				145,240,123
Construction in process and advances plant suppliers (1)		63,324,666		96,511,498		(49,559,746)		36,707				(48,393,706)		(72,194)		(2,027,587)				59,819,638
Spare parts for operation of the network		33,798,046		61,327,596		(30,957,726)						(19,923,388)		(6,995)		(1,879,058)				42,358,475

Total	Ps .	1,408,997,290	Ps .	227,067,886	Ps .	(160,497,007)	Ps .	1,475,682	Ps .	(55,639,215)	Ps .	(3,847,652)	Ps .	(19,176,964)	Ps .	(81,188,566)	Ps .	—	Ps .	1,317,191,454

Accumulated depreciation
Network in operation and equipment	Ps .	574,672,058	Ps .	—	Ps .	(52,703,338)	Ps .	—	Ps .	(4,098,583)	Ps .	(71,627)	Ps .	4,827,813	Ps .	(52,313,781)	Ps .	95,577,534	Ps .	565,890,076
Buildings		9,849,503				(622,956)						47,578		(219,174)		(2,356,617)		1,701,274		8,399,608
Other assets		93,259,679				(9,711,246)						298,060		(8,940,398)		(3,146,276)		13,814,586		85,574,405
Spare parts for the operation of the network		19,371				(115,552)								6,717		(84,295)		274,914		101,155

Total	Ps .	677,800,611	Ps .	—	Ps .	(63,153,092)	Ps .	—	Ps .	(4,098,583)	Ps .	274,011	Ps .	(4,325,042)	Ps .	(57,900,969)	Ps .	111,368,308	Ps .	659,965,244

Net Cost	Ps .	731,196,679	Ps .	227,067,886	Ps .	(97,343,915)	Ps .	1,475,682	Ps .	(51,540,632)	Ps .	(4,121,663)	Ps .	(14,851,922)	Ps .	(23,287,597)	Ps .	(111,368,308)	Ps .	657,226,210

(1)	Construction in progress includes fixed and mobile network facilities as well as satellite developments and fiber optic which is in the process of being installed.
(2)
Includes disposals of Chile’s separation process as a result of the Claro Chile, SpA joint venture. See Note 12b. Also includes disposals related to the sale of Claro Panama. See Note 2Ac and disposals related to the partial
sale Claro Peru’s towers to Sitios Latam as of December 31, 2022.

(3)	“Business Combination” includes the acquisition of Assets of Grupo Oi, Jonava and Ustore, in Brazil. See Note 12a.
(4)	“Incorporation (merger, spin-off, sale)” includes disposals associated as spin-off of assets to Sitios Latam described in Note 12d.

F-4
8

(5)
¨Revaluation adjustments” include the surplus associated with the 29,090 telecommunications towers, for an amount of $50,880,804 that was transferred as part of the spin-off of assets to Sitios Latam described in Note 12d.

The completion period of construction in progress is variable and depends upon the type of plant and equipment under construction.
b) Revaluation of telecommunications towers
The fair value of the passive infrastructure of telecommunications towers was determined using the “income approach” method through a discounted cash flow model (DCF) where, among others, inputs such as average rents per tower were used, contract term and discount rates considering market information.
As of December 31, 2020 , date of the revaluation, the fair value of the passive infrastructure of the telecommunications towers was determined by a valuation specialist with experience in the industry. The change in revaluation was not material for recognition in 2021 and 2022.
c) Relevant information related to the computation
of
the capitalized borrowing costs is as follows:

	Year ended December 31,
	2020	2021	2022
Amount invested in the acquisition of qualifying assets	Ps. 46,528,232	Ps. 38,573,605	Ps. 30,161,647
Capitalized interest	1,771,613	1,527,259	1,514,654
Capitalization rate	3.8%	4.0%	5.0%
Capitalized interest is being amortized over a period of estimated useful life of the related assets.
Note 11. Intangible assets, net and goodwill
a)
An analysis of intangible assets at December 31, 2020, 2021 and 2022 is as follows:

	For the year ended December 31, 2020
	Balance at beginning of year		Acquisitions		Acquisitions in business combinations			Disposals and other		Amortization of the year (1)		Effect of translation of foreign subsidiaries and Hyperinflation adjustment		Balance at end of year
Licenses and rights of use	Ps.	246,100,862	Ps.	15,079,714	Ps.	4,436,313		Ps.	1,502,981	Ps.	—	Ps.	(14,029,709)	Ps.	253,090,161
Accumulated amortization		(134,667,883)		—		—			(165,803)		(14,002,802)		14,227,424		(134,609,064)

Net		111,432,979		15,079,714		4,436,313			1,337,178		(14,002,802)		197,715		118,481,097

Trademarks		27,419,008		162,309		12,110			4,000		—		1,534,938		29,132,365
Accumulated amortization		(23,930,299)		—		—			(136,028)		(168,975)		(1,119,645)		(25,354,947)

Net		3,488,709		162,309		12,110			(132,028)		(168,975)		415,293		3,777,418

Customer relationships		22,875,011		1,935		2,689,718			(5,763)		—		4,018,365		29,579,266
Accumulated amortization		(19,775,630)		—		—			(845,089)		(808,293)		(3,996,593)		(25,425,605)

Net		3,099,381		1,935		2,689,718			(850,852)		(808,293)		21,772		4,153,661

Software licenses		13,104,110		2,445,784		36			(2,485,429)		—		4,236,645		17,301,146
Accumulated amortization		(8,000,743)		—		—			2,013,617		(2,667,870)		(3,578,452)		(12,233,448)

Net		5,103,367		2,445,784		36			(471,812)		(2,667,870)		658,193		5,067,698

Content rights		10,160,182		1,570,415		—			(313,942)		—		619,657		12,036,312
Accumulated amortization		(8,115,229)		—		—			—		(1,440,749)		(503,241)		(10,059,219)

Net		2,044,953		1,570,415		—			(313,942)		(1,440,749)		116,416		1,977,093

Total of intangibles, net	Ps.	125,169,389	Ps.	19,260,157	Ps.	7,138,177		Ps.	(431,456)	Ps.	(19,088,689)	Ps.	1,409,389	Ps.	133,456,967

Goodwill	Ps.	152,899,801	Ps.	—	Ps.	(7,014,120	) (2)	Ps.	(537,343)	Ps.	—	Ps.	(2,295,479)	Ps.	143,052,859

F-4
9

(1)	Restated for discontinued operations of TracFone, Panama and the Claro Chile, SpA joint venture. See Note 2Ac.
(2)	Corresponds to adjustments in Purchase Price allocation values, mainly for the spectrum licenses, in subsidiaries acquired during 2019.

	For the year ended December 31, 2021
	Balance at beginning of year		Acquisitions		Disposals and other (1)		Amortization of the year (2)		Effect of translation of foreign subsidiaries and Hyperinflation adjustment		Balance at end of year
Licenses and rights of use	Ps.	253,090,161	Ps.	24,406,905	Ps.	(4,427,685)	Ps.	—	Ps.	(7,011,691)	Ps.	266,057,690
Accumulated amortization		(134,609,064)		—		6,469,128		(14,387,511)		6,737,502		(135,789,945)

Net		118,481,097		24,406,905		2,041,443		(14,387,511)		(274,189)		130,267,745

Trademarks		29,132,365		75,100		(1,129,666)		—		(401,946)		27,675,853
Accumulated amortization		(25,354,947)		—		802,717		(140,205)		308,745		(24,383,690)

Net		3,777,418		75,100		(326,949)		(140,205)		(93,201)		3,292,163

Customer relationships		29,579,266		229,936		(4,133,408)		—		(1,105,668)		24,570,126
Accumulated amortization		(25,425,605)		—		3,830,742		(707,500)		1,093,401		(21,208,962)

Net		4,153,661		229,936		(302,666)		(707,500)		(12,267)		3,361,164

Software licenses		17,301,146		2,660,330		(3,484,755)		—		(1,225,585)		15,251,136
Accumulated amortization		(12,233,448)		(626)		3,482,440		(2,738,978)		1,052,938		(10,437,674)

Net		5,067,698		2,659,704		(2,315)		(2,738,978)		(172,647)		4,813,462

Content rights		12,036,312		818,436		(281,747)		—		429,319		13,002,320
Accumulated amortization		(10,059,219)		—		(147,668)		(899,666)		(404,537)		(11,511,090)

Net		1,977,093		818,436		(429,415)		(899,666)		24,782		1,491,230

Total of intangibles, net	Ps.	133,456,967	Ps.	28,190,081	Ps.	980,098	Ps.	(18,873,860)	Ps.	(527,522)	Ps.	143,225,764

Goodwill	Ps.	143,052,859	Ps.	—	Ps.	(3,516,287)	Ps.	—	Ps.	(2,958,378)	Ps.	136,578,194

(1)	Includes disposals related to the sale of TracFone.
(2)	Restated by discontinued operations of Panama and the Claro Chile, SpA joint venture. See Note 2. Ac.

	For the year ended December 31, 2022
	Balance at beginning of year		Acquisitions		Acquisitions in business combinations		Disposals and other (1)		Amortization of the year (2)		Effect of translation of foreign subsidiaries and Hyperinflation adjustment		Balance at end of year
Licenses and rights of use	Ps.	266,057,690	Ps.	2,656,914	Ps.	95,147	Ps.	(1,785,196)	Ps.	—	Ps.	(11,475,085)	Ps.	255,549,470
Accumulated amortization		(135,789,945)		—		—		1,436,078		(13,323,410)		5,252,171		(142,425,106)

Net		130,267,745		2,656,914		95,147		(349,118)		(13,323,410)		(6,222,914)		113,124,364

Trademarks		27,675,853		183,631		40,412		(66,000)		—		(1,366,541)		26,467,355
Accumulated amortization		(24,383,690)		—		—		—		(110,974)		1,041,866		(23,452,798)

Net		3,292,163		183,631		40,412		(66,000)		(110,974)		(324,675)		3,014,557

Customer relationships		24,570,126		22,842		2,863,765		—		—		(3,267,041)		24,189,692
Accumulated amortization		(21,208,962)		—		—		(18)		(954,256)		2,831,217		(19,332,019)

Net		3,361,164		22,842		2,863,765		(18)		(954,256)		(435,824)		4,857,673

Software licenses		15,251,136		5,108,485		14,205		(797,084)		—		(3,358,767)		16,217,975
Accumulated amortization		(10,437,674)		—		—		976,417		(2,645,400)		2,591,274		(9,515,383)

Net		4,813,462		5,108,485		14,205		179,333		(2,645,400)		(767,493)		6,702,592

Content rights		13,002,320		874,961		—		(263,798)		—		(830,079)		12,783,404
Accumulated amortization		(11,511,090)		—		—		3,382		(881,352)		799,892		(11,589,168)

Net		1,491,230		874,961		—		(260,416)		(881,352)		(30,187)		1,194,236

Total of intangibles, net	Ps.	143,225,764	Ps.	8,846,833	Ps.	3,013,529	Ps.	(496,219)	Ps.	(17,915,392)	Ps.	(7,781,093)	Ps.	128,893,422

Goodwill	Ps.	136,578,194	Ps.	14,447,186	Ps.	280,192	Ps.	(2,230,610)	Ps.	(149,696)	Ps.	(7,803,901)	Ps.	141,121,365

(1)	Includes the transaction related to Panama and Chile disposal.
(2)	Includes the discontinued operations of Panama and the Claro Chile, SpA joint venture. See Note 2, Ac.

F-
5
0

b) The aggregate carrying amount of goodwill is allocated as follows:

	2021	2022
Europe	Ps. 52,307,190	Ps. 49,465,916
Brazil (1)	18,017,916	31,085,202
Puerto Rico	17,463,394	17,463,394
Dominican Republic	14,186,723	14,186,723
Colombia	11,685,585	8,495,090
Mexico	10,164,814	9,233,694
Peru	2,532,770	2,523,467
Chile (2)	2,311,239	—
El Salvador	2,510,595	2,522,768
Ecuador	2,155,384	2,155,384
Guatemala	1,947,203	2,245,161
Other countries	1,295,381	1,744,566

	Ps.136,578,194	Ps.141,121,365

(1)	Includes a goodwill as a result of the Jonava acquisition. See Note 12a.
(2)	As a result of the Claro Chile, SpA joint venture, goodwill in Chile was unconsolidated. See Note 12b.
c) The following is a description of the major changes in the “Licenses and rights of use” caption during the years ended December 31, 2020, 2021 and 2022:
2020 Acquisitions
i) In February 2020, Comcel increased its licenses value by Ps.
9,246,825
for an auction of the
30
Mhz spectrum in the
2,500
band for a period of
20
years in accordance with resolution. 325,326 and 327 of February 20, 2020 issued by the Ministry of Information and Communication (MINTIC)
ii) In 2020, Telcel acquired licenses for an amount Ps.
1,806,875
for Axtel and Ultra Vision concession titles valid from 2020 to 2040.
iii) In January 2020, CTE acquired licenses by Ps.
620,052
for
12
pairs of frequencies, advance payment of Advanced Wireless Services (AWS) band and complementary payment of AWS band of block 4.
iv) In 2020, TAG acquired licenses for the right of us for Ps.
1,704,280
, in Slovenia and VIP Movil 1940E.
v) Additionally, in 2020, the Company acquired other licenses in Puerto Rico, Argentina, Uruguay, Honduras, Paraguay, Brazil and other countries in the amount of Ps.
1,701,682
.
2021 Acquisitions
i) In December the subsidiary Claro S.A. acquired a 5G license for Ps. 17,789,163 carried out by ANATEL in November 2021, for the sale of radio frequency bands. The total amount of this license was recorded in the intangibles line on December 31, 2021.
ii) During the year, AMX’s subsidiary in Austria acquired licenses for Ps. 1,752,128.
iii) In November, AMX’s subsidiary in the Dominican Republic acquired a 5G concession and right of operation until 2041 for an amount of Ps. 2,008,503.

F-
5
1

iv) AMX’s subsidiary in Colombia renewed spectrum at 5 MHZ in the 1900 MHZ band for an amount of Ps.
1,599,473
according to resolution 2802 of October 2021, and made acquisitions of terrestrial fiber optics and submarine cable valid for
2
and
3
years.
v) In February 2021, AMX’s subsidiary in El Salvador acquired licenses for an amount of Ps.139,363. The concession is for 10 MHZ in the 1,900 mobile network bandwidth coverage in the national territory, exploitable as of February 28, 2021 with validity of 20 years.
vi) In February 2021, AMX’s subsidiary in Chile acquired a concession for Ps. 411,375 for the Concession of Band 1900 MHZ with a term of 10 years.
Additionally, in 2021, the Company acquired other licenses in Mexico, Guatemala, Brazil, Ecuador, Peru, Argentina and other countries for an amount of Ps. 706,900
2022 Acquisitions
i) In August 2022, the Company obtained in Mexico, an extension of 9 spectrum frequency band concession titles, segment 1890-1895 MHz for mobile transmission and segment 1970-1975 MHz both for 20 years from April 2025, for an amount of Ps.
721,647
.
ii) In March and September 2022, the Company made payments for a 2.5 MHz license in Argentina, which was obtained pursuant to resolution 3687 OC 4500114567 for Ps. 304,386 and resolution 1728/22-OC 4500137839 for an amount of Ps. 411,930 of ENACOM (the communications authority in Argentina), respectively.
iii) In May 2022, the Company’s subsidiary in Nicaragua renewed mobile frequency for 20 years (2022 to 2042) for an amount of Ps. 357,478.
iv) In August 2022, the Company added licenses in Austria as of the acquisition of the Bulgarian company, Stemo (an IT company that sells and integrates hardware solutions, produces and implements information systems and software solutions). Additionally, during the year 2022, Telekom Austria Group acquired licenses and rights of use in Macedonia, Belarus and Austria for an amount of Ps. 331,038, mainly Jetstream (a data-storing platform primarily for streaming data such as IoT device or streaming video or streaming data from any source).

v) During
2022
, Claro S.A. acquired software development Claro Pay platform for an amount of Ps.
321,569
.
Additionally, in 2022, the Company acquired other licenses in the Dominican Republic, Paraguay, Costa Rica and Colombia for an amount of Ps. 208,866.
Amortization of intangibles for the years ended December 31, 2020, 2021 and 2022 amounted to Ps. 19,088,689, Ps. 18,873,860 and Ps. 18,065,088 respectively.
Some of the jurisdictions in which the Company operates can revoke their concessions under certain circumstances such as imminent danger to national security, national economy and natural disasters.
Note 12. Business combinations, acquisitions, non-controlling interest and spin-off
a)
The following is a description of the major acquisitions of investments in associates and subsidiaries during the years ended December 31, 2021 and 2022:
Acquisitions 2021
i) The Company acquired an additional non-controlling interest in its entities for an amount of Ps.7,720.

F-
5
2

Acquisitions 2022
i
) On April 20, 2022, after receiving the necessary approvals from local regulators, the Company reported that its Brazilian subsidiary Claro S.A. completed the previously announced acquisition of 32% of Grupo Oi’s mobile business in Brazil, through the acquisition of 100% of the shares of Jonava, it
in accordance with the purchase agreement entered into between Grupo Oi as seller and Claro S.A. (as one of several buyers).
The final purchase price for the aforementioned acquisition was Ps. 14,232,166, net of cash acquired, of which an amount of Ps. 1,315,180 was withheld for price adjustment purposes and other conditions, in accordance with the purchase agreement. Additionally, Ps. 781,217 have been paid for transition services, which are provided by Grupo Oi to Claro S.A. during the following twelve months after the date of the transaction.
For Purchase Price Allocation, the Company determined the fair value of identifiable assets and liabilities based on fair values.
Purchase accounting is substantially complete as of the date of consolidated financial statements and the value of assets acquired and liabilities assumed are as follows:

	2022 Figures at acquisition date
Current assets	Ps.	2,815,999
Other non-current assets		3,323
Intangible assets (excluding goodwill)		2,836,537
Property, plant and equipment		1,356,916
Right-of-use		4,247,397

Total acquired assets		11,260,172

Accounts payable		(10,848,303)
Other liabilities		(369,141)

Total assumed liabilities		(11,217,444)

Fair value of acquired assets and assumed liabilities – net of cash acquired		42,728
Acquisition price		14,232,166

Goodwill	Ps.	14,189,438

ii)
During 2022, the Company has acquired through its subsidiaries other entities for which it has paid Ps. 670,051, net of cash acquired.
iii) The Company acquired an additional non-controlling interests in its entities for an amount of Ps. 39,596.
b) Joint Venture
On October 6, 2022, LLA and the Company announced that they completed the transaction to combine their operations in Chile (VTR and Claro Chile, respectively) in order to create a 50:50 joint venture called Claro Chile, SpA.
On the date of the joint venture’s formation, the Company recognized a loss of Ps. 1,138,859, and recycled a loss of
Ps. 8,251,782
from cumulative translation adjustment to net profit. The aforementioned loss was based on preliminary figures, since, as at the date of these consolidated financial statements, the Company continues to determine the fair value of its interest in this joint venture and is evaluating the available qualitative and quantitative information. In addition, at year-end, a loss in the application of the equity method was recognized in the amount of
Ps. 1,924,040, corresponding to the last quarter of 2022.

F-
5
3

Additionally, the effect of the transaction was classified as discontinued operations in these consolidated financial statements. See Note 2Ac.
c) Consolidated subsidiaries with non-controlling interests
The Company has control over Telekom Austria, which has a material non-controlling interest. Set out below is summarized information as of December 31, 2021 and 2022 of Telekom Austria’s consolidated financial statements.
The amounts disclosed for this subsidiary are before inter-company eliminations and using the same accounting policies of América Móvil.
Selected financial data from the consolidated statements of financial position

	December 31,
	2021		2022
Assets:
Current assets	Ps.	39,781,192	Ps.	28,648,246
Non-current assets		142,407,870		126,125,904

Total assets	Ps.	182,189,062	Ps.	154,774,150

Liabilities and equity:
Current liabilities	Ps.	68,795,807	Ps.	50,106,617
Non-current liabilities		58,312,238		47,420,775

Total liabilities		127,108,045		97,527,392
Equity attributable to equity holders of the parent		28,066,198		29,173,281
Non-controlling interest		27,014,819		28,073,477

Total equity	Ps.	55,081,017	Ps.	57,246,758

Total liabilities and equity	Ps.	182,189,062	Ps.	154,774,150

Summarized consolidated statements of comprehensive income

	For the year ended December 31,
	2020		2021		2022
Operating revenues	Ps.	111,472,191	Ps.	113,838,487	Ps.	105,956,057
Operating costs and expenses		98,312,325		98,346,896		89,800,536

Operating income	Ps.	13,159,866	Ps.	15,491,591	Ps.	16,155,521

Net income	Ps.	7,787,388	Ps.	9,104,962	Ps.	11,795,662

Total comprehensive income	Ps.	12,103,406	Ps.	7,790,499	Ps.	6,127,362

Net income attributable to:
Equity holders of the parent	Ps.	3,986,412	Ps.	4,629,816	Ps.	6,000,942
Non-controlling interest		3,800,976		4,475,146		5,794,720

	Ps.	7,787,388	Ps.	9,104,962	Ps.	11,795,662

Comprehensive income attributable to:
Equity holders of the parent	Ps.	6,172,737	Ps.	3,973,154	Ps.	3,124,955
Non-controlling interest		5,930,669		3,817,345		3,002,407

	Ps.	12,103,406	Ps.	7,790,499	Ps.	6,127,362

F-5
4

d) Spin-off of telecommunication towers to Sitios Latam
On August 8, 2022, the Company announced that it met the conditions and completed the necessary steps to spin-off its telecommunications towers and other related passive infrastructure in Latin America outside of Mexico, other than Colombia and the Company’s telecommunications towers existing in Peru prior to the spin-off, and contribute to Sitios Latam a portion of the Company’s capital stock, assets and liabilities, mainly consisting of the shares of the Company’s subsidiaries holding telecommunications towers and other associated infrastructure in Latin America outside of Mexico, other than Colombia and the Company’s telecommunications towers existing in Peru prior to the spin-off. On that date, such capital stock, assets and liabilities cease to be part of the unaudited interim condensed consolidated statement of financial position of the Company. The National Banking and Securities Commission authorized the registration of the shares of Sitios Latam, which allowed it to complete its listing process as a public company on September 29, 2022.
As of the spin-off effective date, the assets and liabilities of Sitios Latam no longer appear in the consolidated statement of financial position of the Company. The Company transferred assets of Ps. 102,609,435 mainly in property, plant and equipment, right of use and other assets and accounts receivable, Ps. 100,026,548 in debt, lease debt and other net liabilities, which resulted in net assets
of Ps. 2,582,887.
The Company, through its subsidiaries, is party to lease agreements with Sitios Latam (its related party) for the use of the space on the towers. The typical term of our site agreements is either five or 10 years, which is a mandatory minimum, except when the underlying floor lease expires in less than the five- or 10-year term, as applicable, in which case the site agreement may expire simultaneously with the floor lease. In most cases, the site agreement is renewable at the customer’s request.
Note 13. Income Taxes
As explained previously in these consolidated financial statements, the Company is a Mexican corporation which has numerous consolidated subsidiaries operating in different countries. Presented below is a discussion of income tax matters that relates to the Company’s consolidated operations, its Mexican operations and significant foreign operations.
i)     Consolidated income tax matters
The composition of income tax expense (benefit) for the years ended December 31, 2020, 2021 and 2022 is as follows:

	2020	2021	2022
Income Tax attributable to a continued operation
In Mexico:
Current year income tax	Ps.13,407,948	Ps.24,355,240	Ps.29,865,043
Deferred income tax	(9,334,246)	(5,079,397)	3,454,279
Foreign:
Current year income tax	11,967,527	23,397,577	17,634,494
Deferred income tax	(2,863,058)	(9,955,943)	(4,909,727)

Total Income tax	Ps.13,178,171	Ps.32,717,477	Ps.46,044,089

Income Tax attributable to a discontinued operation
Income tax discontinued operations in Mexico	—	26,294,422	—
Income tax discontinued operations Foreign (1)	2,525,783	7,144,249	1,805,500

(1)	Includes effects related to the sale of TracFone, Panama and the Claro Chile, SpA joint venture. See Note 2Ac.

F-5
5

Deferred tax expense (benefit) related to items recognized in OCI during the year:

	For the years ended December 31,
	2020		2021		2022
Remeasurement of defined benefit plans	Ps.	4,151,600	Ps.	(4,760,089)	Ps.	2,651,922
Equity investments at fair value		(665,814)		583,892		8,364,109
Other		(35,670)		—		(30,336)
Revaluation assets		(29,922,597)		—		—

Deferred tax benefit recognized in OCI	Ps.	(26,472,481)	Ps.	(4,176,197)	Ps.	10,985,695

In addition, deferred tax of Ps.
902,508
and Ps.
1,621,040
was transferred in 2022 and 2021, respectively, from revaluation surplus to retained earnings. This relates to the difference between the actual depreciation and equivalent depreciation based on cost.
A reconciliation of the statutory income tax rate in Mexico to the consolidated effective income tax rate recognized by the Company is as follows:

	Year ended December 31,
	2020	2021		2022
Statutory income tax rate in Mexico	30.0%	30.0%		30.0%
Impact of non-deductible and non-taxable items:
Tax inflation effects	7.9%	7.8%		7.2%
Derivatives	(0.9%)	(0.9	% )	(0.2	) %
Employee benefits	3.8%	2.6%		2.0%
Other	(3.1%)	(2.9	% )	2.2%

Effective tax rate on Mexican operations	37.7%	36.6%		41.2%
Tax recoveries in Brazil	(11.9%)	(10.6	% )	(2.2	) %
Dividends received from associates Equity	(1.2%)	(0.7)%		(0.1	) %
Foreign subsidiaries and other non-deductible items, net	0.5%	5.9%		(4.6	) %

Effective tax rate from continuing operations	25.1%	31.2%		34.3%

Effective tax rate from discontinued operations	(21.6)%	(16.4)%		(21.2	) %

F-5
6

An analysis of temporary differences giving rise to the net deferred tax assets is as follows:

	Consolidated statements of financial position				Consolidated statements of net income
	2021		2022		2020		2021		2022
Provisions	Ps.	18,038,607	Ps.	18,813,454	Ps.	3,866,407	Ps.	1,812,523	Ps.	1,759,784
Deferred revenues		9,041,137		8,153,287		897,762		2,202,413		(688,767)
Tax losses carry forward		33,954,926		33,314,653		2,236,244		5,571,115		1,202,546
Property, plant and equipment (1)		(33,445,815)		(18,840,025)		3,990,750		8,016,244		1,696,734
Inventories		135,658		405,489		(2,394,485)		852,888		253,932
Licenses and rights of use (1)		(3,668,389)		(2,630,583)		344,729		480,502		229,244
Employee benefits		40,246,031		36,662,123		422,473		(354,802)		(6,148,504)
Other		13,520,684		22,537,353		2,833,424		(3,545,542)		3,150,479

Net deferred tax assets	Ps.	77,822,839	Ps.	98,415,751

Deferred tax expense in net profit for the year					Ps.	12,197,304	Ps.	15,035,341	Ps.	1,455,448
Deferred tax discontinued operations						94,710		4,731,603		1,808,298

(1)	As of December 31, 2021 and 2022, the balance included the effects of hyperinflation and revaluation of telecommunications towers.
Reconciliation of deferred tax assets and liabilities, net:

	2020		2021		2022
Opening balance as of January 1,	Ps.	88,074,856	Ps.	66,303,077	Ps.	77,822,839
Deferred tax benefit		12,292,014		19,623,461		1,455,448
Translation effect		375,105		(727,099)		(1,644,500)
Deferred tax benefit recognized in OCI		(26,472,481)		(4,176,197)		10,985,695
Deferred taxes acquired in business combinations		(2,580,552)		—		(11,571)
Hyperinflationary effect in Argentina		(5,385,865)		(3,540,962)		(942,751)
Disposals (Note 2Ac)				(1,203,203)		(3,856,459)
Spin Off		—		—		14,607,050
Related discontinued operation		—		1,543,762		—

Closing balance as of December 31,	Ps.	66,303,077	Ps.	77,822,839	Ps.	98,415,751

Presented in the consolidated statements of financial position as follows:
Deferred income tax assets	Ps.	115,370,240	Ps.	127,287,934	Ps.	128,717,811
Deferred income tax liabilities		(49,067,163)		(49,465,095)		(30,302,060)

	Ps.	66,303,077	Ps.	77,822,839	Ps.	98,415,751

The deferred tax assets are in tax jurisdictions in which the Company considers that based on financial projections of its cash flows, results of operations and synergies between subsidiaries, will generate sufficient taxable income in subsequent periods to utilize or realize such assets.
The Company does not recognize a deferred tax liability related to the undistributed earnings of its subsidiaries, because it currently does not expect these earnings to be taxable or to be repatriated in the near future. The Company’s policy has been to distribute the profits when it has paid the corresponding taxes in its home jurisdiction and the tax can be accredited in Mexico. The temporary differences associated with investments in the Group’s subsidiaries, associate and joint venture, for which a deferred tax liability has not been recognized in the periods presented, aggregate to Ps 218,859,473 and Ps. 187,830,823 as of December 31, 2021 and 2022, respectively.

F-5
7

At December 31, 2021 and 2022, the balance of the contributed capital account (“CUCA”) is Ps. 612,351,412 and Ps. 654,631,901 respectively. Effectively, on January 1, 2014, the
Cuenta de Utilidad Fiscal Neta
(“CUFIN”) is computed on an América Móvil’s stand-alone basis. The balance of the América Móvil’s stand-alone basis CUFIN amounted to Ps. 431,249,107 and Ps. 533,076,863as of December 31, 2021 and 2022, respectively.
During 2021, America Móvil sold 100% of its participation in Tracfone Wireless, Inc (Tracfone), virtual operator of the most important mobile prepaid services in USA to Verizon Communications Inc. (“Verizon”), tax prof it
of this transaction was Ps. 93,968,555.
ii) Significant foreign income tax matters
a)
Results of operations
The foreign subsidiaries determine their taxes on profits based on their individual taxable income, in accordance with the specific tax regimes of each country.
The effective income tax rate for the Company’s foreign jurisdictions was 16.2% in 2020, 19.3% in 2021 and 17.4% in 2022. The statutory tax rates in these jurisdictions vary, although many approximate 10% to 35%. The primary difference between the statutory rates and the effective rates in 2020, 2021 and 2022 was attributable to dividends received from KPN, other non-deductible items, non-taxable income and tax recoveries in Brazil and registry of benefits related to tax losses credits in Brazil and Impairment related to subsidiaries in Europe.
a.1
) In 2021, The Brazilian Federal Supreme Court’s (STF) ruled in favor of a third party’ thesis related to the unconstitutionality of incidence of the IRPJ (Income Tax in Brazil) and CSLL (Social Contribution over Net Profit in Brazil) on the amounts corresponding to the SELIC (Special settlement and custody system) rate received for repetition of the tax that should not be applicable, such thesis being similar to the thesis filed by subsidiaries of the Company in Brazil.
Given the more likely than not position of success of this lawsuit as consequence of the decision, with general repercussion, of the STF, Brazil updated its analysis, support documentation and forecast and recorded Ps. 2,647,919 (R$703,761) of which Ps. 2,076,594 (R$551,915) represent an excess on deferred IRPJ and CSLL and Ps. 571,325 (R$151,846) represent an excess on current IRPJ and CSLL. The subsidiaries are waiting for the necessary procedural steps to continue, to start the compensation of such amounts.
a.2)
In 2020,Claro S.A. began to use the tax benefit related to the ICMS Grant on TV based on Complementary Law 160/2017 and art. 30 of Law 12,973, as well as in recent interpretations on the subject, investment grants are not computed in determining actual profit in the amount of Ps. 1,721,453 (R$411,336). In 2021 the tax benefit was Ps. 1,431,164 (R$380,373) and 2022 Ps.1,163,081 (R$297,880).
iii)     Tax losses
a) At December 31, 2022, the available tax loss carryforwards recorded in deferred tax assets are as follows on a country by country basis:

Country	Gross balance of available tax loss carryforwards at December 31, 2022		Tax-effected loss carryforward benefit
Brazil	Ps.	72,498,097	Ps.	24,649,353
Mexico		26,969,956		8,090,987
Europe		1,882,415		470,604
Peru		345,697		103,709

Total	Ps.	101,696,165	Ps.	33,314,653

F-
5
8

b)
The tax loss carryforwards in the different countries in which the Company operates have the following terms and characteristics:
bi)
The Company has accumulated Ps. 72,498,097 in net operating loss carryforwards (NOL’s) in Brazil as of December 31, 2022. In Brazil, there is no expiration of the NOL’s. The NOL´s amount used against taxable income in each year may not exceed 30% of the taxable income for such year.
The Company believes that it is more likely than not that the accumulated balances of its net deferred tax assets are recoverable, based on the positive evidence of the Company to generate future taxable income related to the same taxation authority which will result in taxable amounts against which the available tax losses can be utilized before they expire.
bii)
The Company has accumulated Ps. 26,969,956 in tax losses in Mexico. The company estimates that there is positive evidence that allows it to use these losses, these should be reduced to the extent that it is considered likely that there will not
be sufficient taxable profits to allow them to recover in full or in part, the losses will only be compensated when there is a right legally required and are approved by the tax authorities in Mexico.
biii)
The Company has accumulated Ps. 1,882,415 in NOL’s in Europe as of December 31, 2022. In Europe, the NOL´s have no expiration, but its annual usage is limited to 75% of the taxable income of the year. The realization of deferred tax assets is dependent upon the expected generation of future taxable income during the periods in which these temporary differences become deductible.
biv)
The Company has tax losses reserved as of December 31 2022 for an amount of Ps. 14,701,405, which correspond to Telmex and Brazil.
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
On December 19, 2019, the integrating company submitted to the Mexican tax authorities, the notice to end to belong under the Optional Regime for Groups of Companies, which implied a payment made in January 2020 related to the deferred income tax for the years 2016-2018. From the year 2020, the group is taxable under the General Regime for Legal Persons.
vi) Limiting interest deductions
The Mexican Tax Law establishes since 2020 new rules related to the limit on interest deductions, in concordance with the action 4 of Base Erosion and Profit Shifting (BEPS) project issued by the Organization for Economic Co-operation and Development (OECD), from which Mexico is member.
In general terms, each Mexican companies should calculate an adjusted Tax EBITDA, whose amount times the corporate income tax, will be the interest limit allowed to be deducted in each tax year. It is important to mention that the amount that was not deductible could be carryforward in the following ten years.
vi) Revaluation of telecommunications towers
Deferred taxes related to the revaluation of the passive infrastructure of the telecommunications towers have been calculated at the tax rate of the jurisdiction in which the subsidiaries are located.

F-
5
9

Note 14.    Debt
a)
The Company’s short- and long-term debt consists of the following:

At December 31, 2021				(Thousands of Mexican pesos)
Currency	Loan	Interest rate	Maturity	Total
Senior Notes
U.S. dollars
	Fixed-rate Senior notes (i)	3.625%	2029	Ps.	20,583,500
	Fixed-rate Senior notes (i)	2.875%	2030		20,583,500
	Fixed-rate Senior notes (i)	6.375%	2035		20,199,206
	Fixed-rate Senior notes (i)	6.125%	2037		7,599,943
	Fixed-rate Senior notes (i)	6.125%	2040		41,167,000
	Fixed-rate Senior notes (i)	4.375%	2042		23,671,025
	Fixed-rate Senior notes (i)	4.375%	2049		25,729,375

	Subtotal U.S. dollars			Ps.	159,533,549

Mexican pesos
	Fixed-rate Senior notes (i)	6.450%	2022	Ps.	22,500,000
	Fixed-rate Senior notes (i)	7.125%	2024		11,000,000
	Domestic Senior notes (i)	0.000%	2025		5,284,885
	Fixed-rate Senior notes (i)	8.460%	2036		7,871,700
	Domestic Senior notes (i)	8.360%	2037		5,000,000

	Subtotal Mexican pesos			Ps.	51,656,585

Euros
	Fixed-rate Senior notes (i)	4.000%	2022	Ps.	17,566,473
	Fixed-rate Senior notes (i)	3.500%	2023		7,026,589
	Fixed-rate Senior notes (i)	3.259%	2023		17,566,474
	Fixed-rate Senior notes (i)	1.500%	2024		19,908,670
	Exchangeable Bond (i)	0.000%	2024		49,115,860
	Fixed-rate Senior notes (i)	1.500%	2026		17,566,473
	Fixed-rate Senior notes (i)	0.750%	2027		23,421,965
	Fixed-rate Senior notes (i)	2.125%	2028		15,224,277

	Subtotal Euros			Ps.	167,396,781

Pound sterling
	Fixed-rate Senior notes (i)	5.000%	2026	Ps.	13,924,738
	Fixed-rate Senior notes (i)	5.750%	2030		18,102,159
	Fixed-rate Senior notes (i)	4.948%	2033		8,354,843
	Fixed-rate Senior notes (i)	4.375%	2041		20,887,106

	Subtotal Pound sterling			Ps.	61,268,846

Brazilian reais
	Debentures (i)	CDI + 0.960%	2022	Ps.	9,221,172
	Promissory notes (i)	106.000% of CDI	2022		7,376,937
	Debentures (i)	106.500% of CDI	2022		3,688,469

	Subtotal Brazilian reais			Ps.	20,286,578

Other currencies
Japanese yen
	Fixed-rate Senior notes (i)	2.950%	2039	Ps.	2,325,617

	Subtotal Japanese yen			Ps.	2,325,617

Chilean pesos
	Fixed-rate Senior notes (i)	3.961%	2035	Ps.	3,776,051

	Subtotal Chilean pesos			Ps.	3,776,051

	Subtotal other currencies			Ps.	6,101,668

Hybrid Notes
Euros
	Euro NC10 Series B Capital Securities (iii)	6.375%	2073	Ps.	12,882,081

	Subtotal Euros			Ps.	12,882,081

	Subtotal Hybrid Notes			Ps.	12,882,081

F-
6
0

At December 31, 2021				(Thousands of Mexican pesos)
Currency	Loan	Interest rate	Maturity	Total
Lines of Credit and others
U.S. dollars
	Lines of credit (ii)	0.350% - 0.700%	2022	Ps.	14,723,980
Euros
	Lines of credit (ii)	(0.400%) - (0.450%)	2022	Ps.	18,737,572
Mexican pesos
	Lines of credit (ii)	TIIE + 0.280% - TIIE + 0.400%	2022	Ps.	34,080,000
Peruvian soles
	Lines of credit (ii)	0.976% - 1.045%	2022	Ps.	9,815,068
Chilean pesos
	Lines of credit (ii)	TAB + 0.450%	2022	Ps.	7,419,372
	Financial Leases	8.700% - 8.970%	2022 - 2027	Ps.	47,743
Others	Lines of credit (ii)	15.790%	2022	Ps.	80,279

	Subtotal Lines of Credit and others			Ps.	84,904,014

	Total debt				Ps.564,030,102

	Less: Short-term debt and current portion of long-term debt				Ps.145,222,672

	Long-term debt				Ps.418,807,430

As of December 31, 2022				(Thousands of Mexican pesos)
Currency	Loan	Interest rate	Maturity	Total
Senior Notes
U.S. dollars
	Fixed-rate Senior notes (i)	3.625%	2029	Ps.	19,414,300
	Fixed-rate Senior notes (i)	2.875%	2030		19,414,300
	Fixed-rate Senior notes (i)	4.700%	2032		14,560,725
	Fixed-rate Senior notes (i)	6.375%	2035		19,051,835
	Fixed-rate Senior notes (i)	6.125%	2037		7,168,245
	Fixed-rate Senior notes (i)	6.125%	2040		38,741,430
	Fixed-rate Senior notes (i)	4.375%	2042		22,326,445
	Fixed-rate Senior notes (i)	4.375%	2049		24,267,875

	Subtotal U.S. dollars			Ps.	164,945,155

Mexican pesos
	Domestic Senior notes (i)	TIIE + 0.050%	2024	Ps.	1,920,231
	Fixed-rate Senior notes (i)	7.125%	2024		11,000,000
	Domestic Senior notes (i)	0.000%	2025		5,683,928
	Domestic Senior notes (i)	TIIE + 0.300%	2025		335,731
	Domestic Senior notes (i)	9.520%	2032		14,679,166
	Fixed-rate Senior notes (i)	8.460%	2036		7,871,700
	Domestic Senior notes (i)	8.360%	2037		4,964,352
	Domestic Senior notes (i)	4.840%	2037		7,099,289

	Subtotal Mexican pesos			Ps.	53,554,397

Euros
	Commercial Paper (iv)	2.020%	2023	Ps.	519,575
	Commercial Paper (iv)	2.010%	2023		1,039,150
	Commercial Paper (iv)	2.270%	2023		519,575
	Commercial Paper (iv)	2.150%	2023		519,575
	Fixed-rate Senior notes (i)	3.500%	2023		6,234,902
	Fixed-rate Senior notes (i)	3.259%	2023		15,587,256
	Exchangeable Bond (i)	0.000%	2024		43,581,968
	Fixed-rate Senior notes (i)	1.500%	2024		17,665,557
	Fixed-rate Senior notes (i)	1.500%	2026		15,587,256
	Fixed-rate Senior notes (i)	0.750%	2027		15,708,525
	Fixed-rate Senior notes (i)	2.125%	2028		12,395,194

	Subtotal euros			Ps.	129,358,533

F-
6
1

As of December 31, 2022				(Thousands of Mexican pesos)
Currency	Loan	Interest rate	Maturity	Total
Pound Sterling
	Fixed-rate Senior notes (i)	5.000%	2026	Ps.	11,729,149
	Fixed-rate Senior notes (i)	5.750%	2030		15,247,894
	Fixed-rate Senior notes (i)	4.948%	2033		7,037,490
	Fixed-rate Senior notes (i)	4.375%	2041		17,593,724

	Subtotal Pound Sterling			Ps.	51,608,257

Brazilian reais
	Debentures (i)	CDI + 1.350%	2023	Ps.	9,302,135
	Promissory Notes (i)	CDI + 1.000%	2023		2,976,683
	Debentures (i)	CDI + 1.400%	2024		15,813,630
	Debentures (i)	CDI + 1.370%	2025		5,581,281

	Subtotal Brazilian reais			Ps.	33,673,729

Other currencies
Japanese yen
	Fixed-rate Senior notes (i)	2.950%	2039	Ps.	1,924,847

	Subtotal Japanese yen			Ps.	1,924,847

Chilean pesos
	Fixed-rate Senior notes (i)	4.000%	2035	Ps.	3,964,099

	Subtotal Chilean pesos			Ps.	3,964,099

	Subtotal other currencies			Ps.	5,888,946

Lines of Credit and others
U.S. dollars
	Lines of credit (ii)	5.050%	2023	Ps.	491,750
Euros
	Lines of credit (ii)	2.083% - 2.650%	2023 - 2024		17,052,458
Mexican pesos
	Lines of credit (ii)	TIIE + 0.280% - TIIE + 0.580%	2023		43,580,000
Peruvian Soles
	Lines of credit (ii)	6.00%	2023		4,142,056
Colombian pesos
	Lines of credit (ii)	IBR + 2.25%	2023		165,479
Brazilian reais
	Lines of credit (ii)	13.32%	2023		6,105,177
Others
	Lines of credit (ii)	11.00%	2023		23,543

	Subtotal Lines of Credit and others			Ps.	71,560,463

	Total debt			Ps.	510,589,480

	Less: Short-term debt and current portion of long-term debt			Ps.	102,024,414

	Long-term debt			Ps.	408,565,066

L = LIBOR (London Interbank Offered Rate)
TIIE = Mexican Interbank Rate
CDI = Brazil Interbank Deposit Rate
TAB = Chilean weighted average funding rate
IBR = Colombia Reference Bank Indicator
Interest rates on the Company’s debt are subject to fluctuations in international and local rates. The Company’s weighted average cost of borrowed funds as of December 31, 2021, and December 31, 2022 was approximately 3.78% and 5.38%, respectively.
Such rates do not include commissions or the reimbursements for Mexican tax withholdings (typically a tax rate of 4.9%) that the Company must pay to international lenders.

F-
6
2

An analysis of the Company’s short-term debt maturities as of
December 31
, 2021, and December 31, 2022, is as follows:

	2021		2022
Obligations and Senior Notes	Ps.	60,353,052	Ps.	36,698,853
Lines of credit		84,856,270		65,325,561
Financial Leases		13,350		0.00

Subtotal short term debt	Ps.	145,222,672	Ps.	102,024,414

Weighted average interest rate		4.02%		8.50%

The Company’s long-term debt maturities are as follows:

Years	Amount
2024	Ps.	96,216,288
2025		11,600,939
2026		27,316,405
2027 and thereafter		273,431,434

Total	Ps.	408,565,066

(i) Senior Notes
The outstanding Senior Notes as of December 31, 2021, and December 31, 2022, are as follows:

Currency*	2021	2022
U.S. dollars	Ps.159,533,549	Ps. 164,945,155
Mexican pesos	51,656,585	53,554,397
Euros	167,396,781	129,358,533
Pound sterling	61,268,846	51,608,257
Brazilian reais	20,286,578	33,673,729
Japanese yens	2,325,617	1,924,847
Chilean pesos	3,776,051	3,964,099

*	Thousands of Mexican pesos
*	Includes secured and unsecured senior notes.
On November 28, 2022, under the current Domestic Senior Notes program with a notional value up to Ps. 50,000 million, the Company issued Notes for Ps. 24,002 million in four tranches, AMX 22, AMX 22-2, AMX 22X (sustainability linked) and AMX 22UX (sustainability linked).
(ii) Lines of credit
As of December 31, 2021, and December 31, 2022, debt under lines of credit amounted in the aggregate to Ps. 84,856 million and Ps. 71,560 million, respectively. Telekom Austria closed December 2022 with an aggregate debt of Ps. 17,076 million under lines of credit.
The Company has two revolving syndicated credit facilities, one for the Euro equivalent of U.S. $1,500 million and the other for U.S. $2,500 million maturing in 2026 and 2024, respectively. As long as the facilities are committed, a commitment fee is paid. As of December 31, 2022, these credit facilities are undrawn. Telekom Austria has an undrawn revolving syndicated credit facility in Euros for €1,000 million that matures in 2026.

F-
6
3

(iii) Hybrid Notes
The Company completed a tender offer to purchase for cash any or all outstanding securities of its €550 million hybrid notes due 2073 (callable in May 2023). At the settlement date, the Company repurchased 88.6% of such securities, and the remaining principal amount was redeemed at par.
(iv) Commercial Paper
In August 2020, the Company established a new Euro-Commercial Paper program for a total amount of €2,000 million. As of December 31, 2022, debt under this program amounted to Ps. 2,598 million.
Restrictions
A portion of the Company’s debt is subject to certain covenants with respect to maintaining certain financial measures, as well as restrictions on selling a significant portion of groups of assets, among others. As of December 31, 2022, the Company was in compliance with all of these covenants.
A portion of the Company’s debt is also subject to mandatory or optional redemption at the option of the holders in the event of a change in control of the Company, as defined in each relevant instrument. The definition of change in control varies from instrument to instrument; however, no change in control shall be considered to have occurred as long as its current shareholders continue to hold the majority of the Company’s voting shares.
Covenants
In accordance with the credit agreements, the Company is obligated to comply with certain financial and operating covenants. Such covenants limit in certain cases, the ability of the Company or the guarantor to: pledge assets, carry out certain types of mergers, sell all or substantially all of its assets, and sell control of Telcel.
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
As of December 31, 2022, the Company was in compliance with all of such covenants.
Note 15. Liability related to right of use of assets
The Company has lease contracts for various items of towers & sites, property and other equipment used in its operations. Towers and sites generally have lease terms for 10 years, while property and other equipment generally have lease terms between 5 and 25 years.

F-6
4

At December 31, 2020, 2021 and 2022 the right-of-use assets and lease liabilities are as follows:

	Right-of-use assets				Liability related to right-of-use of assets
	Towers & Sites	Property	Other equipment	Total
As of January 1, 2020	Ps.96,102,449	Ps.17,439,370	Ps.4,461,404	Ps.118,003,223	Ps.120,596,733
Additions and release (1)	5,745,869	309,576	1,514,519	7,569,964	4,833,959
Modifications	8,559,335	(3,035,831)	1,048,858	6,572,362	7,769,326
Depreciation (1)	(20,672,460)	(3,235,914)	(2,850,847)	(26,759,221)	—
Interest expense	—	—	—	—	8,800,153
Payments	—	—	—	—	(29,623,565)
Translation adjustment	(4,516,318)	728,234	378,600	(3,409,484)	(3,049,365)

Balance at December 31, 2020	Ps.85,218,875	Ps.12,205,435	Ps.4,552,534	Ps.101,976,844	Ps.109,327,241

(1)	Restated for discontinued operations

	Right-of-use assets				Liability related to right-of-use of assets
	Towers & Sites	Property	Other equipment	Total
As of January 1, 2021	Ps.85,218,875	Ps.12,205,435	Ps.4,552,534	Ps.101,976,844	Ps.109,327,241
Additions and release (1)	3,145,941	482,456	1,052,022	4,680,419	3,060,042
Modifications	10,945,985	1,024,573	998,161	12,968,719	12,535,394
Depreciation (1)	(19,849,598)	(3,086,201)	(2,589,506)	(25,525,305)	—
Interest expense	—	—	—	—	7,129,251
Payments	—	—	—	—	(30,544,750)
Translation adjustment	(2,904,175)	(689,558)	(134,551)	(3,728,284)	(2,852,953)

Balance at December 31, 2021	Ps.76,557,028	Ps.9,936,705	Ps.3,878,660	Ps.90,372,393	Ps. 98,654,225

(1)	Restated for discontinued operations

	Right-of-use assets								Liability related to right-of-use of assets
	Towers & Sites		Property		Other equipment		Total
As of January 1, 2022	Ps.	76,557,028	Ps.	9,936,705	Ps.	3,878,660	Ps.	90,372,393	Ps.	98,654,225
Additions and release (1)		42,958,221		574,801		5,463,706		48,996,728		44,134,101
Business combinations		4,247,042		318		5,413		4,252,773		9,129,255
Modifications		11,859,492		3,584,607		1,790,905		17,235,004		19,038,741
Depreciation		(22,858,868)		(3,369,095)		(2,756,898)		(28,984,861)		—
Interest expense		—		—		—		—		8,903,397
Payments		—		—		—		—		(33,823,287)
Disposals (2)		(696,904)		(88,303)		(36,694)		(821,901)		(1,044,480)
Transfers (3)		(165,779)		(126,763)		(112,301)		(404,843)		(438,571)
Translation adjustment		(5,680,583)		(1,289,832)		(1,800,782)		(8,771,197)		(10,404,570)

Balance at December 31, 2022	Ps.	106,219,649	Ps.	9,222,438	Ps.	6,432,009	Ps.	121,874,096	Ps.	134,148,811

(1)	The increase as compared to the previous year, was due to rights of use and their corresponding liability with Sitios Latam, resulting from the spin-off occurred in August 2022.
(2)	Disposals includes the Panama disposal. See Note 2Ac.
(3)	Transfers includes the Claro Chile, SpA joint venture. See Note 12b.
At December 31, 2021 and 2022, the total of the right-of-use assets include an amount of Ps. 14,785,012 and Ps. 64,582,841, corresponding to related parties, respectively and the total of lease liabilities include an amount of Ps. 16,212,629 and Ps. 65,686,036 corresponding to related parties, respectively.

F-6
5

The lease debt of the Company is integrated according to its maturities as follows:

	2021	2022

Short term	Ps.27,632,357	Ps.	32,902,237
Long term	71,021,868		101,246,574

Total	Ps.98,654,225	Ps.	134,148,811

The Company’s long-term debt maturities as of December 31, 2022 are as follows:

Year ended December 31,
2024	Ps.	7,958,375
2025		10,209,699
2026		20,897,718
2027		14,326,772
2028		17,580,798
2029 and thereafter		30,273,212

Total	Ps.	101,246,574

During the years ended December 31, 2020, 2021 and 2022, the Company recognized expenses as follows:

	2020
	Others		Related parties		Total
Depreciation expense of right-of-use assets (1)	Ps.	22,404,924	Ps.	4,354,297	Ps.	26,759,221
Interest expense on lease liabilities (1)		7,081,693		1,718,460		8,800,153
Expense relating to short-term leases		32,238		—		32,238
Expense relating to leases of low-value assets		2,883		—		2,883
Variable lease payments		78,494		—		78,494

Total	Ps.	29,600,232	Ps.	6,072,757	Ps.	35,672,989

(1)	Restated for discontinued operations

	2021
	Others	Related parties	Total
Depreciation expense of right-of-use assets (2)	Ps.19,932,317	Ps.5,592,988	Ps.25,525,305
Interest expense on lease liabilities (2)	6,212,774	916,477	7,129,251
Expense relating to short-term leases	29,833	—	29,833
Expense relating to leases of low-value assets	685	—	685
Variable lease payments	68,236	—	68,236

Total	Ps.26,243,845	Ps.6,509,465	Ps.32,753,310

(2)	Restated for discontinued operations

	2022
	Others		Related parties		Total
Depreciation expense of right-of-use assets	Ps.	18,095,871	Ps.	10,888,990	Ps.	28,984,861
Interest expense on lease liabilities		6,395,988		2,507,409		8,903,397
Expense relating to short-term leases		24,234		—		24,234
Expense relating to leases of low-value assets		886		—		886
Variable lease payments		65,520		—		65,520

Total	Ps.	24,582,499	Ps.	13,396,399	Ps.	37,978,898

F-6
6

Impact on accounting for changes in lease payments applying the exemption.
Based on the information available for evaluation as of the date of adoption, the effect of applying this amendment to IFRS 16 Covid-19 Related Rent Concessions in the Company’s consolidated financial statements as of December 31, 2022 was
Ps. 37,642, reflecting an adjustment to accrued liability for leases and recognizing a benefit in the income statement for the period.
Note 16. Accounts payable, accrued liabilities and asset retirement obligations
a)
The components of the accounts payable are as follows:

	At December 31,
	2021		2022
Suppliers	Ps.	87,942,106	Ps.	69,238,025
Sundry creditors		107,111,390		95,270,108
Interest payable		6,827,225		6,671,247
Guarantee deposits from customers		1,577,424		833,424
Dividends payable		3,029,536		2,459,965

Total	Ps.	206,487,681	Ps.	174,472,769

b)
The balance of accrued liabilities at December 31, 2021 and 2022 are as follows:

	At December 31,
	2021		2022
Current liabilities
Direct employee benefits payable	Ps.	20,052,946	Ps.	20,964,474
Provisions		34,338,518		35,850,857

Total	Ps.	54,391,464	Ps.	56,815,331

The movements in contingencies for the years ended December 31, 2021 and 2022 are as follows:

	Balance at December 31, 2020		Effect of translation		Increase of the year		Applications		Balance at December 31, 2021
							Payments	Reversals
Contingencies	Ps.	31,326,691	Ps.	1,556,950	Ps.	7,425,182	Ps.(4,079,190)	Ps.(1,891,115)	Ps.	34,338,518

	Balance at December 31, 2021		Effect of translation		Increase of the year		Applications		Balance at December 31, 2022
							Payments	Reversals
Contingencies	Ps.	34,338,518	Ps.	1,430,535	Ps.	5,236,368	Ps.(3,864,013)	Ps.(1,290,551)	Ps.	35,850,857

Provisions and contingencies include tax, labor, regulatory and other legal type contingencies. See Note 17 b) for detail of contingencies.

F-6
7

c)
The movements in the asset retirement obligations for the years ended December 31, 2021 and 2022 are as follows:

	Balance at December 31, 2020		Effect of translation		Increase of the year		Applications				Balance at December 31, 2021
							Payments		Reversals
Asset retirement obligations	Ps.	17,887,991	Ps.	(910,181)	Ps.	1,273,201	Ps.	(148,634)	Ps.	(1,350,154)	Ps.	16,752,223

	Balance at December 31, 2021	Business combination	Spin-off effect (2)	Effect of translation	Increase of the year	Applications		Balance at December 31, 2022
						Payments	Reversals (1)
Asset retirement obligations	Ps.16,752,223	Ps.156,578	Ps.(4,257,531)	Ps.(1,138,217)	Ps.350,802	Ps.(201,523)	Ps.(862,335)	Ps.10,799,997

(1)	Reversals includes the sale of Claro Panama and Claro Chile disposal as a joint venture. See Note 12b.
(2)	See Note 12d.
The discount rates used for the asset retirement obligation are based on market rates that are expected to be undertaken by the dismantling or restoration of cell sites and may include labor costs.
Note 17. Commitments and Contingencies
a) Commitments
The Company and its subsidiaries have commitments that mature on different dates, related to committed capital expenditures.
As of December 31, 2022, the total amounts equivalent to the contract period are detailed below:

Year ended December 31,
2023	Ps.	944,948
2024		15,568,565
2025		3,231,796
2026		3,190,572
2027 and 2028		6,386,664
2029 and thereafter		14,894,378

Total	Ps.	44,216,923

b) Provisions and Contingencies
Contingencies
In each of the countries in which we operate, we are party to legal proceedings in the ordinary course of business. These proceedings include tax, labor, antitrust, contractual matters and administrative and judicial proceedings concerning regulatory matters regarding interconnection and tariffs. The following is a description of our material legal proceedings.
(1) Telcel Mobile Termination Rates
The mobile termination rates between Telcel and other network operators have been the subject of various legal proceedings. With respect to interconnection fees for 2018, 2019, 2020, 2021, 2022 and 2023, Telcel has challenged the applicable resolutions and final resolutions are pending.

F-
6
8

Given that the “zero rate” that prevented Telcel from charging termination rates in its mobile network was held unconstitutional by the Supreme Court (
Suprema Corte de Justicia de la Nación
or “SCJN”), the IFT has determined asymmetric interconnection rates for the termination of traffic in Telcel’s and other operators’ networks for 2018, 2019, 2020, 2021, 2022 and 2023. The resolutions setting such rates have been challenged by Telcel, and final resolutions are pending.
The Company expects that mobile termination rates, as well as other rates applicable to mobile interconnection (such as transit), will continue to be the subject of litigation and administrative proceedings. The Company cannot predict when or how these disputes will be resolved or the financial effects of any such resolutions.
(2) Telcel Class Action Lawsuit
A class action lawsuit was filed against Telcel by customers allegedly affected by Telcel’s quality of service and wireless and broadband rates continues in process. At this stage, the Company cannot assess whether this class action lawsuit could have an adverse effect on the Company’s business and results of operations in the event that it is resolved against Telcel, due to uncertainty about the factual and legal claims underlying this proceeding. Consequently, the Company has not established a provision in the accompanying consolidated financial statements for an eventual loss arising from this proceeding.
(3) IFT Proceedings Against Telmex
In 2018, the IFT imposed a fine of Ps. 2,543,937 on Telmex relating to a sanction procedure triggered by the alleged breach in 2013 and 2014 of certain minimum quality goals for dedicated link services. Telmex challenged this fine, and a final resolution is pending.
(4) Brazilian Tax Matters
As of December 31, 2022, certain Company’s Brazilian subsidiaries had aggregate tax contingencies of Ps. 132,440,125 (R$35,594,051) for which the Company has established provisions of Ps. 19,135,992 (R$ 5,142,909) in the accompanying consolidated financial statements for eventual losses arising from contingencies that the Company considers probable. The most significant matters
for which provisions have been established are:

•
Ps. 35,621,523 (R$ 9,573,491) aggregate contingencies and Ps. 3,515,261 (R$ 944,747) provisions related to value-added tax (
Imposto sobre a Circulação de Mercadorias e Prestação de Serviços or “ICMS”) assessments;

•
Ps. 16,126,122 (R$ 4,333,989) aggregate contingencies and Ps. 4,067,063 (R$ 1,093,047) provisions related to social contribution on net income (
Contribuição Social sobre o Lucro Líquido
or “CSLL”) and corporate income tax (
Imposto de Renda sobre Pessoa Jurídica
or “IRPJ”) assessments;

•
Ps. 18,667,727 (R$ 5,017,060) aggregate contingencies and Ps. 5,572,638 (R$ 1,497,679) provisions related to the social integration program (
Programa de Integração Social
or “PIS”) and the contribution for social security financing (
Contribuição para o Financiamento da Seguridade Social
or “COFINS”) assessments;

•
Ps. 7,870,074 (R$ 2,115,128) aggregate contingencies and Ps.83,960 (R$ 22,565) provisions related to offset’s rejections of tax credits related to Income Tax (Imposto de Renda Pessoa Jurídica o “IRPJ”) and Social Contributions over Profits (Contribuição Social sobre o Lucro Líquido o “CSLL”), arising from non-appelable judicial resolutions, mainly;

•
Ps. 13,243,052 (R$ 3,559,147) aggregate contingencies and Ps.1,468,894 (R$ 394,774) provisions mainly related to an allegedly improper exclusion of interconnection revenues and costs from the basis used to calculate Fund for Universal Telecommunication Services (
Fundo de Universalização dos Serviços de Telecomunicações
or “FUST”) obligations, which are being contested;

F-
6
9

•
Ps. 5,689,462 (R$1, 529,076) aggregate contingencies and Ps. 431 (R$ 116) provisions related to an alleged underpayment of obligations to the Telecommunications Technology Development Fund (
Fundo para o Desenvolvimento Tecnológico das Telecomunicações or “FUNTTEL”), which are being challenged and for which a final resolution is pending;

•
Ps. 2,097,833 (R$ 563,805) aggregate contingencies and Ps. 45,926 (R$ 12,343) provisions related to the alleged nonpayment of Services Tax (
Imposto Sobre Serviços
or “ISS”) over several communication services, including Pay TV services, considered taxable for ISS by the Municipal Revenue Services, which are being challenged and for which a final resolution is pending;

•
Ps. 4,481,801 (R$ 1,204,510) aggregate contingencies and Ps. 127,509 (R$ 34,269) provisions arising from, among other, things the alleged underpayment of IRRF and CIDE taxes and on remittances made to foreign operators as remuneration for completing international calls abroad (outgoing traffic); and

•	Ps. 4,577,981 (R$ 1, 230,359) aggregate contingencies and Ps. 4,073,679 (R$ 1,094,825) provisions related to the requirement to contribute to the Promotion of Public Radio Broadcasting (“EBC”).
In addition, the Company’s Brazilian subsidiaries are subject to a number of contingencies for which it has not established provisions in the accompanying consolidated financial statements because the Company does not consider the potential losses related to these contingencies to be probable. These include Ps. 21,961,918 (R$ 5,902,393) related to an unpaid installation inspection rate (
Taxa de Fiscalização de Instalação
or “TFI”) allegedly due to the renovation of radio base stations, which is being challenged on the basis that there was no new equipment installation that could have led to this charge, along with any unpaid functioning inspection rate (
Taxa de Fiscalização de Funcionamento
or “TFF”).
(5) Anatel Challenge to Inflation Adjustments
Anatel has challenged the calculation of inflation-related adjustments due under the concession agreements with Tess S.A. (“Tess”), and Algar Telecom Leste S.A. (“ATL”), two of the Company’s subsidiaries that were previously merged into Claro S.A. Anatel rejected Tess and ATL’s calculation of the inflation-related adjustments applicable to 60% of the concessions price (which was due in three equal annual installments, subject to inflation-related adjustments and interest), claiming that the companies’ calculation of the inflation related adjustments resulted in a shortfall of the installment payments. The companies filed declaratory and consignment actions seeking the resolution of the disputes and have obtained injunctions from the Federal Court of Appeal suspending any payment until the pending appeals are resolved. After certain unfavorable resolutions issued by the Federal Court of Appeals to the appeals filed by such companies, new appeals have been filed before the Superior Court of Appeals for which definitive resolutions are pending.
The amount of the alleged shortfall as well as the method used to calculate monetary corrections are in dispute. If other methods or assumptions are applied, the amount may increase. In 2022, Anatel calculated the monetary correction in a total amount of Ps. 16,215,464 (R$ 4,358,000). As of December 31, 2022, the Company has established a provision of Ps. 5,584,995 (R$ 1,501,000) in the accompanying consolidated financial statements for the losses arising from these contingencies, which the Company considers probable.

F-
70

Note 18. Employee Benefits
An analysis of the net liability and net period cost for employee benefits is as follows:

	At December 31,
	2021		2022
Mexico	Ps.	110,225,654	Ps.	112,031,055
Puerto Rico		12,502,377		8,859,265
Brazil		6,108,744		6,303,584
Europe		13,127,228		9,971,256
Ecuador		601,239		519,239
El Salvador		177,922		135,299
Nicaragua		75,084		62,327
Honduras		32,217		41,292

Total	Ps.	142,850,465	Ps.	137,923,317

	For the year ended December 31,
	2020		2021		2022
Mexico	Ps.	14,911,208	Ps.	15,507,652	Ps.	13,673,155
Puerto Rico		664,046		548,550		538,681
Brazil		722,412		724,587		587,552
Europe		1,701,424		1,753,872		1,176,028
Ecuador		67,402		111,353		(29,743)
El Salvador		15,751		19,081		14,384
Nicaragua		3,711		18,561		11,502
Honduras		—		4,718		7,593

Total	Ps.	18,085,954	Ps.	18,688,374	Ps.	15,979,152

a) Defined Benefit Plans
The defined benefit obligation (DBO) and plan
a
ssets for the pension and other benefit obligation plans, by country, are as follows:

	At December 31
	2021							2022
	DBO		Plan Assets	Effect of asset ceiling		Net employee benefit liability		DBO		Plan Assets	Effect of asset ceiling		Net employee benefit liability
Mexico	Ps.	286,396,483	Ps.(177,270,561)	Ps.	—	Ps.	109,125,922	Ps.	285,775,547	Ps.(174,814,669)	Ps.	—	Ps.	110,960,878
Puerto Rico		38,092,662	(25,590,285)		—		12,502,377		26,747,454	(17,888,189)		—		8,859,265
Brazil		15,497,227	(15,466,336)		4,422,459		4,453,350		14,599,954	(15,823,761)		6,064,069		4,840,262
Europe		5,093,036	—		—		5,093,036		3,464,777	—		—		3,464,777

Total	Ps.	345,079,408	Ps.(218,327,182)	Ps.	4,422,459	Ps.	131,174,685	Ps.	330,587,732	Ps.(208,526,619)	Ps.	6,064,069	Ps.	128,125,182

F-
71

Below is a summary of the actuarial results generated for the pension and retirement plans as well as the medical services in Puerto Rico and Brazil; the pension plans and seniority premiums related to Telmex; the pension plan, the service awards plan and severance in Austria corresponding to the years ended December 31, 2020, 2021 and 2022:

	At December 31, 2020
	DBO		Plan Assets		Effect of asset ceiling		Net employee benefit liability
Balance at the beginning of the year	Ps.	342,569,774	Ps.	(206,300,821)	Ps.	4,428,021	Ps.	140,696,974
Current service cost		2,810,584						2,810,584
Interest cost on projected benefit obligation		30,482,173						30,482,173
Expected return on plan assets				(17,655,119)				(17, 655,119)
Changes in the asset ceiling during the period and others						278,639		278,639
Past service costs and other				148,253				148,253
Actuarial gain for changes in experience		(8,945)						(8,945)
Actuarial gain from changes in demographic assumptions		(270)						(270)
Actuarial loss from changes in financial assumptions		20,219						20,219

Net period cost	Ps.	33,303,761	Ps.	(17,506,866)	Ps.	278,639	Ps.	16,075,534
Actuarial gain for changes in experience		(9,677)						(9,677)
Actuarial gain from changes in demographic assumptions		(103,987)						(103,987)
Actuarial loss from changes in financial assumptions		3,475,345						3,475,345
Changes in the asset ceiling during the period and others						(542,430)		(542,430)
Return on plan assets greater than discount rate (shortfall)				12,320,777				12,320,777
Others		(924,084)						(924,084)

Recognized in other comprehensive income	Ps.	2,437,597	Ps.	12,320,777	Ps.	(542,430)	Ps.	14,215,944
Contributions made by plan participants		137,947		(137,947)				—
Contributions to the pension plan made by the Company				(1,882,654)				(1,882,654)
Benefits paid		(19,740,727)		19,740,727				—
Payments to employees		(14,426,720)						(14,426,720)
Effect of translation		(1,278,392)		2,217,201		(770,590)		168,219

Others	Ps.	(35,307,892)	Ps.	19,937,327	Ps.	(770,590)	Ps.	(16,141,155)
Balance at the end of the year		343,003,240		(191,549,583)		3,393,640		154,847,297
Less short-term portion		(268,940)						(268,940)

Non-current obligation	Ps.	342,734,300	Ps.	(191,549,583)	Ps.	3,393,640	Ps.	154,578,357

F-
7
2

	At December 31, 2021
	DBO		Plan Assets		Effect of asset ceiling		Net employee benefit liability
Balance at the beginning of the year	Ps.	343,003,240	Ps.	(191,549,583)	Ps.	3,393,640	Ps.	154,847,297
Current service cost		2,090,896						2,090,896
Interest cost on projected benefit obligation		28,913,257						28,913,257
Expected return on plan assets				(15,112,669)				(15,112,669)
Changes in the asset ceiling during the period and others						215,544		215,544
Past service costs and other				139,910				139,910
Actuarial gain for changes in experience		(23,024)						(23,024)
Actuarial gain from changes in demographic assumptions		(48)						(48)
Actuarial gain from changes in financial assumptions		(6,907)						(6,907)

Net period cost	Ps.	30,974,174	Ps.	(14,972,759)	Ps.	215,544	Ps.	16,216,959
Actuarial loss for changes in experience		10,728,950						10,728,950
Actuarial gain from changes in demographic assumptions		(104,568)						(104,568)
Actuarial gain from changes in financial assumptions		(4,099,321)						(4,099,321)
Changes in the asset ceiling during the period and others						969,433		969,433
Return on plan assets greater than discount rate (shortfall)				(22,198,615)				(22,198,615)

Recognized in other comprehensive income	Ps.	6,525,061	Ps.	(22,198,615)	Ps.	969,433	Ps.	(14,704,121)
Contributions made by plan participants		99,201		(99,201)				—
Contributions to the pension plan made by the Company				311,108				311,108
Benefits paid		(10,574,420)		10,348,544				(225,876)
Payments to employees		(25,042,314)						(25,042,314)
Effect of translation		330,770		(166,676)		(156,158)		7,936
Others	Ps.	(35,186,763)	Ps.	10,393,775	Ps.	(156,158)	Ps.	(24,949,146)
Balance at the end of the year		345,315,712		(218,327,182)		4,422,459		131,410,989
Less short-term portion		(236,304)						(236,304)

Non-current obligation	Ps.	345,079,408	Ps.	(218,327,182)	Ps.	4,422,459	Ps.	131,174,685

F-
73

	At December 31, 2022
	DBO		Plan Assets		Effect of asset ceiling		Net employee benefit liability
Balance at the beginning of the year	Ps.	345,315,712	Ps.	(218,327,182)	Ps.	4,422,459	Ps.	131,410,989
Current service cost		1,534,180		—		—		1,534,180
Interest cost on projected benefit obligation		30,565,134		—		—		30,565,134
Expected return on plan assets		—		(18,819,322)		—		(18,819,322)
Changes in the asset ceiling during the period and others		—		—		398,399		398,399
Past service costs and other		—		142,911		—		142,911
Actuarial gain for changes in experience		(43,603)		—		—		(43,603)
Actuarial gain from changes in demographic assumptions		(64)		—		—		(64)
Actuarial gain from changes in financial assumptions		(88,990)		—		—		(88,990)

Net period cost	Ps.	31,966,657	Ps.	(18,676,411)	Ps.	398,399	Ps.	13,688,645
Actuarial loss for changes in experience		2,747,706		—		—		2,747,706
Actuarial loss from changes in demographic assumptions		55,037		—		—		55,037
Actuarial gain from changes in financial assumptions		(9,838,708)		—		—		(9,838,708)
Changes in the asset ceiling during the period and others		—		—		1,283,501		1,283,501
Return on plan assets greater than discount rate (shortfall)		—		13,719,181		—		13,719,181

Recognized in other comprehensive income	Ps.	(7,035,965)	Ps.	13,719,181	Ps.	1,283,501	Ps.	7,966,717
Contributions made by plan participants		78,642		(78,642)		—		—
Contributions to the pension plan made by the Company		—		516,280		—		516,280
Benefits paid		(13,502,781)		13,221,202		—		(281,579)
Payments to employees		(23,753,735)		—		—		(23,753,735)
Plan changes		12,461		—		—		12,461
Effect of translation		(2,218,050)		1,098,953		(40,290)		(1,159,387)

Others	Ps.	(39,383,463)	Ps.	14,757,793	Ps.	(40,290)	Ps.	(24,665,960)
Balance at the end of the year		330,862,941		(208,526,619)		6,064,069		128,400,391
Less short-term portion		(275,209)		—				(275,209)

Non-current obligation	Ps.	330,587,732	Ps.	(208,526,619)	Ps.	6,064,069	Ps.	128,125,182

In the case of other subsidiaries in Mexico, the net period cost of other employee benefits for the years ended December 31, 2020, 2021 and 2022 was Ps. 174,994 Ps. 267,728 and Ps. 126,735 , respectively. The balance of other employee benefits at December 31, 2021 and 2022 was Ps. 1,099,732 and Ps. 1,070,177, respectively.
In the case of Brazil, the net period cost of other benefits for the years ended December 31, 2020, 2021 and 2022 was Ps. 268,562 Ps. 225,984 and Ps. 166,503, respectively. The balance of employee benefits at December 31, 2021 and 2022 was Ps.1,380,764 and Ps. 1,428,547,respectively.
In the case of Ecuador, the net period cost of other benefits for the years ended December 31, 2020, 2021 and 2022 was Ps. 67,402, Ps. 111,353 and Ps. (29,743), respectively. The balance of employee benefits at December 31, 2021 and 2022 was Ps. 601,239 and Ps. 519,239, respectively.

F-7
4

In the case of Central America, the net period cost of other benefits for the years ended December 31, 2021 and 2022 was Ps. 42,360 and Ps. 33,479, respectively. The balance of employee benefits at December 31, 2021 and 2022 was Ps. 285,223 and Ps. 238,918, respectively.
Plan assets are invested in:
At December 31

	2021			2022
	Puerto Rico	Brazil	Mexico	Puerto Rico	Brazil	Mexico
Equity instruments	42%	—	74%	40%	—	74%
Debt instruments	21%	94%	26%	24%	92%	26%
Others	37%	6%	—	36%	8%	—

	100%	100%	100%	100%	100%	100%

Included in the Telmex’s net pension plan liability are plan assets of Ps.177,270,561 and Ps. 174,814,669 as of December 31, 2021 and 2022, respectively, of which 47.5% and 44.2% during 2021 and 2022, respectively, were invested in equity and debt instruments of both América Móvil and also of related parties, primarily entities that are under common control of the Company’s principal shareholder. The Telmex pension plan recorded a re-measurement of its defined pension plan of Ps.(9,928,728) and Ps. 11,590,623 during 2021 and 2022, respectively, attributable to a change in actuarial assumptions, and also a decline and an increase in the fair value of plan investments from December 31, 2021 to December 31, 2022. The decrease and increase in fair value of the aforementioned related party pension plan investments approximated Ps. (20,234,095) and Ps. 9,806,143 during the years ended December 31, 2021 and 2022, respectively.
The assumptions used in determining the net period cost were as follows:

	2020				2021				2022
	Puerto Rico	Brazil	Mexico	Europe	Puerto Rico	Brazil	Mexico	Europe	Puerto Rico	Brazil	Mexico	Europe
Discount rate and long- term rate return				0.25%,				0.25%,
		6.48% &		0.50% &		8.51% &		0.75% &		10.11% &
	2.34%	7.39%	10.04%	0.75%	2.75%	8.67%	10.4%	1.00%	5.42%	10.05%	11.5%	3.75%

Rate of future salary increases				3.00%,				3.00%,				4.5%
				3.5% &				3.40% &				5.3% &
	2.75%	3.25%	2.84%	4.10%	2.75%	3.25%	2.80%	4.00%	2.75%	3.50%	2.8%	3.4%,4.6%

Percentage of increase in health care costs for the coming year	2.28%	9.96%			2.72%	9.44%			5.44%	9.71%

Year to which this level will be maintained	N/A	2031			NA	2030			NA	2031

Rate of increase of pensions				1.60%				1.60%				1.90%

Employee turnover rate*				0.00% -1.31%				0.00% -1.12%				0.00% -1.03%

*	Depending on years of service

F-7
5

Biometric

Puerto Rico:
Mortality:	RP 2014, MSS 2022 Tables.

Brazil:

Mortality:	2000 Basic AT Table for gender
Disability for assets:	UP 84 modified table for gender
Disability retirement:	80 CSO Code Table
Rotation:	Probability of leaving the Company other than death, Disability and retirement is zero
Europe
Life expectancy in Austria is based on “AVÖ 2018-P – Rechnungsgrundlagen für die Pensionsversicherung – Pagler & Pagler”.

Telmex
Mortality:	Mexican 2000 (CNSF) adjusted
Disability:	Mexican Social Security adjusted by Telmex experience
Turnover:	Telmex experience
Retirement:	Telmex experience
At December 31, 2022, the Company conducted a sensitivity analysis on the most significant variables that affect the DBO, simulating independently, reasonable changes to roughly 100 basis points in each of these variables. The increase (decrease) would have resulted in the DBO pension and other benefits at December 31, 2022 are as follows:

	-100 points		+100 points
Discount rate	Ps.	25,334,948	Ps.	(22,163,575)
Health care cost trend rat	Ps.	(388,889)	Ps.	444,735
Telmex Plans
Part of the Telmex’s employees are covered under defined benefit pension plans and seniority premiums. Pension benefits and seniority premiums are determined on the basis in their final year of employment, their seniority, and their age at the time of retirement. Telmex has set up an irrevocable trust fund to finance these employee benefits and has adopted the policy of making contributions to such fund when it is considered necessary.
Europe
Defined benefit pension plans
A1 Telekom Austria Group provides defined benefits for certain former employees in Austria. All eligible employees are retired and were employed prior to January 1, 1975. This unfunded plan provides benefits based on a percentage of salary and years employed, not exceeding 80% of the salary before retirement, and taking into consideration the pension provided by the social security system. A1 Telekom Austria Group is exposed primarily to the risk of development of life expectancy and inflation because the benefits from pension plans are lifetime benefits. Furthermore, the obligation for pensions relate to the employees of the company Akenes in Lausanne are included.

F-7
6

Service awards
Civil servants and certain employees (in the following “employees”) are eligible to receive service awards. In accordance with the legal regulations, eligible employees receive a cash bonus of two months’ salary after 25 years of service and four months’ salary after 40 years of service. Employees with at least 35 years of service when retiring (at the age of 65) or who are retiring based on specific legal regulations are also eligible to receive the service award of four monthly salaries. The obligation is accrued over the period of service, taking into account the employee turnover rate for employees who leave employment prematurely. The main risk that A1 Telekom Austria Group is exposed to is the risk of development of salary increases and changes of interest rates.
Severance
Defined contribution plans
Employees who started work for A1 Telekom Austria Group in Austria on or after January 1, 2003 are covered by a defined contribution plan. In 2022, A1 Telekom Austria Group paid Ps. 66,700 (2021: Ps. 68,425), 1.53% of the salary or wage, into this defined contribution plan (BAWAG Allianz Mitarbeitervorsorgekasse AG).
Defined benefit plans
Severance benefit obligations for employees, whose employment commenced before January 1, 2003, excluding civil servants, are covered by defined benefit plans. Upon termination of employment by A1 Telekom Austria Group or upon retirement, eligible employees receive severance payments. Depending on their time in service, their severance amounts to a multiple of their monthly basic compensation plus variable components such as overtime or bonuses, up to a maximum of twelve monthly salaries. In case of death, the heirs of eligible employees receive 50% of the severance benefits. The primary risks to A1 Telekom Austria Group are salary increases and changes of interest rates.
b) Defined Contribution Plans
Brazil
Claro S.A. makes contributions to the DCP through Embratel Social Security Fund – Telos. Contributions are computed based on the salaries of the employees, who decide on the percentage of their contributions to the plan (participants enrolled before October 31st, 2014 is from 1% to 8% and, for those subscribed after that date, the contribution is from 1% to 7% of their salaries). Claro S.A. contributes the same percentage as the employee, capped at 8% of the participant’s balance for the employees that are eligible to participate in this plan.
At December 31, 2021 and 2022, the balance of the DCP liability was Ps. 274,630 and Ps. 34,775 respectively. For the years ended December 31, 2020, 2021 and 2022 the cost of labor were Ps. 2,930, Ps. 61,649 and Ps. 5,021, respectively.
Europe
In Austria, pension benefits are generally provided by the social security system for employees, and by the government for civil servants. The contributions of 12.55% of gross salaries that A1 Telekom Austria Group made to the social security system and the government in Austria as of December 31, 2022 and 2021 amounts to Ps. 1,272,331 and Ps. 1,436,587, respectively. Contributions of the foreign subsidiaries into the respective systems range between 7% and 29% of gross salaries and, as of December 31, 2022 and 2021 amounts to Ps. 597,710 and Ps. 601,626, respectively.
Additionally, A1 Telekom Austria Group offers a defined contribution plan for employees of some of its Austrian subsidiaries. A1 Telekom Austria Group’s contributions to this plan are based on a percentage of the compensation not exceeding 5%. In 2022, the annual expenses for this plan amounted to Ps. 252,980 (2021: Ps. 286,195).

F-7
7

As of December 31, 2021 and 2022 the liability related to this defined contribution plan amounted to Ps. 114,233 and Ps. 55,937, respectively.
Other countries
For the rest of the countries where the Company operates and that do not have defined benefit plans or defined contribution plans, the Company makes contributions to the respective governmental social security agencies which are recognized in results of operations as they are incurred.
c) Long-term direct employee benefits

	Balance at December 31, 2020		Effect of translation		Increase of the year		Payments		Balance at December 31, 2021
Long-term direct employee benefits	Ps.	8,750,603	Ps.	(328,619)	Ps.	1,824,693	Ps.	(2,320,831)	Ps.	7,925,846

	Balance at December 31, 2021		Effect of translation		Increase of the year		Payments		Balance at December 31, 2022
Long-term direct employee benefits	Ps.	7,925,846	Ps.	(879,484)	Ps.	1,376,566	Ps.	(2,019,176)	Ps.	6,403,752

In 2008, a comprehensive restructuring program was initiated in the segment Austria. The provision for restructuring includes future compensation of employees who will no longer provide services for A1 Telekom Austria Group but who cannot be laid off due to their status as civil servants. These employment contracts are onerous contracts under IAS 37, as the unavoidable cost related to the contractual obligation exceeds the future economic benefit. The restructuring program also includes social plans for employees whose employment will be terminated in a socially responsible way. In 2009 and every year from 2011 to 2020, new social plans were initiated that provide for early retirement, special severance packages and golden handshake options. Due to their nature as termination benefits, these social plans are accounted for according to IAS 19.

F-
7
8

Note 19. Financial Assets and Liabilities
Set out below is the categorization of the financial instruments, excluding cash and cash equivalents, held by the Company as of December 31, 2021 and 2022:

	December 31, 2021
	Loans and Receivables		Fair value through profit or loss		Fair value through OCI
Financial Assets:
Equity investments at fair value through OCI and other short-term investments (Note 4)	Ps.	15,026	Ps.	—	Ps.	117,688,176
Accounts receivable from subscribers, distributors, contractual assets and other (Note 5)		166,041,321		—		—
Related parties (Note 6)		1,158,611		—		—
Derivative financial instruments (Note 7)		—		10,130,806		—

Total current assets		167,214,958		10,130,806		117,688,176

Non-current assets
Debt instruments at fair value through OCI		—		—		6,894,757

Total	Ps.	167,214,958	Ps.	10,130,806	Ps.	124,582,933

Financial Liabilities:
Debt (Note 14)	Ps.	564,030,102	Ps.	—	Ps.	—
Liability related to right-of-use of assets (Note 15)		98,654,225		—		—
Accounts payable (Note 16)		206,487,681		—		—
Related parties (Note 6)		4,216,882		—		—
Derivative financial instruments (Note 7)		—		10,034,508		—

Total	Ps.	873,388,890	Ps.	10,034,508	Ps.	—

	December 31, 2022
	Loans and Receivables		Fair value through profit or loss		Fair value through OCI
Financial Assets:
Equity investments at fair value through OCI and other short-term investments (Note 4)	Ps.		Ps.	—	Ps.	88,428,111
Accounts receivable from subscribers, distributors, contractual assets and other (Note 5)		161,201,512		—		—
Related parties (Note 6)		2,287,213		—		—
Derivative financial instruments (Note 7)		—		2,602,680		—

Total current assets		163,488,725		2,602,680		88,428,111

Non-current assets
Debt instruments at fair value through OCI		—		—		6,981,149

Total	Ps.	163,488,725	Ps.	2,602,680	Ps.	95,409,260

Financial Liabilities:
Debt (Note 14)	Ps.	510,589,480	Ps.	—	Ps.	—
Liability related to right-of-use of assets (Note 15)		134,148,811		—		—
Accounts payable (Note 16)		174,472,769		—		—
Related parties (Note 6)		7,224,218		—		—
Derivative financial instruments (Note 7)		—		25,331,346		—

Total	Ps.	826,435,278	Ps.	25,331,346	Ps.	—

F-
7
9

Fair value hierarchy
The Company’s valuation techniques used to determine and disclose the fair value of its financial instruments are based on the following hierarchy:
Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2: Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable; and
Level 3: Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable .
The fair value for the financial assets (excluding cash and cash equivalents) and financial liabilities shown in the consolidated statements of financial position at December 31, 2021 and 2022 is as follows:

	Measurement of fair value at December 31, 2021
	Level 1		Level 2		Level 3		Total
Assets:
Equity investments at fair value through OCI and other short-term investments	Ps.	117,688,176	Ps.	15,026	Ps.	—	Ps.	117,703,202
Derivative financial instruments (Note 7)		—		10,130,806		—		10,130,806
Revalued of assets (Note 10 )		—		—		98,172,675		98,172,675
Pension plan assets (Note 18)		196,148,604		22,124,138		54,440		218,327,182

Total current assets		313,836,780		32,269,970		98,227,115		444,333,865

Debt instruments at fair value through OCI		—		6,894,757		—		6,894,757

Total	Ps.	313,836,780	Ps.	39,164,727	Ps.	98,227,115	Ps.	451,228,622

Liabilities:
Debt	Ps.	440,660,165	Ps.	180,122,540	Ps.	—	Ps.	620,782,705
Liability related to right-of-use of assets		98,654,225		—		—		98,654,225
Derivative financial instruments (Note 7)		—		10,034,508		—		10,034,508

Total	Ps.	539,314,390	Ps.	190,157,048	Ps.	—	Ps.	729,471,438

F-
80

	Measurement of fair value at December 31, 2022
	Level 1		Level 2		Level 3		Total
Assets:
Equity investments at fair value through OCI and other short-term investments	Ps.	88,428,111	Ps.	—	Ps.	—	Ps.	88,428,111
Derivative financial instruments (Note 7)		—		2,602,680		—		2,602,680
Revalued of assets (Note 10 )		—		—		38,353,719		38,353,719
Pension plan assets (Note 18)		192,829,688		15,657,661		39,270		208,526,619

Total current assets		281,257,799		18,260,341		38,392,989		337,911,129

Debt instruments at fair value through OCI		—		6,981,149		—		6,981,149

Total	Ps.	281,257,799	Ps.	25,241,490	Ps.	38,392,989	Ps.	344,892,278

Liabilities:
Debt	Ps.	371,709,395	Ps.	116,848,635	Ps.	—	Ps.	488,558,030
Liability related to right-of-use of assets		134,148,811		—		—		134,148,811
Derivative financial instruments		—		25,331,346		—		25,331,346

Total	Ps.	505,858,206	Ps.	142,179,981	Ps.	—	Ps.	648,038,187

Fair value of derivative financial instruments is valued using valuation techniques with market observable inputs. To determine its Level 2 fair value, the Company applies different valuation techniques including forward pricing and swaps models, using present value calculations. The models incorporate various inputs including credit quality of counterparties, foreign exchange spot and forward rates and interest rate curves. Fair value of debt Level 2 has been determined using a model based on present value calculation incorporating credit quality of AMX. The Company’s investment in equity investments at fair value, specifically the investment in KPN and Verizon, is valued using the quoted prices (unadjusted) in active markets for identical assets. The net realized (loss) gain related to derivative financial instruments for the years ended December 31, 2021 and 2022 was Ps.
(1,664,465)
 and Ps.
(2,353,920)
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
During the end of the period ended December 31, 2021 and 2022, there were no transfers between the Level 1 and Level 2 fair value measurement hierarchies.

F-
81

Changes in liabilities arising from financing activities

	At December 31, 2020		Cash flow		Foreign currency exchange and other		At December 31, 2021
Debt	Ps.	628,382,956	Ps.	(58,354,281)	Ps.	(5,998,573)	Ps.	564,030,102
Liability related to right-of-use of assets		109,327,241		(30,544,750)		19,871,734		98,654,225

Total liabilities from financing activities	Ps.	737,710,197	Ps.	(88,899,031)	Ps.	13,873,161	Ps.	662,684,327

	At December 31, 2021		Cash flow		Foreign currency exchange and other		At December 31, 2022
Debt	Ps.	564,030,102	Ps.	43,073,992	Ps.	(96,514,614)	Ps.	510,589,480
Liability related to right-of-use of assets		98,654,225		(33,823,287)		69,317,873		134,148,811

Total liabilities from financing activities	Ps.	662,684,327	Ps.	9,250,705	Ps.	(27,196,741)	Ps.	644,738,291

Note 20. Shareholders’ Equity
a)
Pursuant to the Company’s bylaws, the authorized capital stock of the Company consists of a minimum fixed portion of Ps. 239,356 (nominal amount), represented as of December 31, 2022 by a total of 63,381,000,000 shares (including treasury shares available for placement in accordance with the provisions of the Ley del Mercado de Valores), of which (i) 20,554,697,460 are “AA” shares (full voting rights); (ii) 488,283,894 are “A” shares (full voting rights); and (iii) 42,338,018,646 are “L” shares (limited voting rights).
b)
As of December 31, 2022 and 2021, the Company’s outstanding capital stock was represented by 63,325,000,000 shares (20,554,697,460 “AA” shares, 488,283,894 “A” shares and 42,282,018,646 “L” shares), and 64,689,740,633 shares (20,554,697,460 “AA” shares, 502,404,175 “A” shares and 43,632,638,998 “L” shares), respectively.
c)
As of December 31, 2022 and 2021, the Company’s treasury held for placement in accordance with the provisions of the Ley del Mercado de Valores and the
Disposiciones de carácter general aplicables a las emisoras de valores y a otros participantes en el Mercado de valores issued by the
Comisión Nacional Bancaria y de Valores
, a total amount of
56,000,000
shares all of which are series L shares and
1,721,520,016
series L shares, respectively, all acquired pursuant to the Company’s share repurchase program.
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

F-
82

e)
Pursuant to the Company’s bylaws, “AA” shares must at all times represent no less than
20
% and no more than
51
% of the Company’s capital stock, and they shall also represent at all times, no less than 51% of the common shares (entitled to full voting rights, represented by “AA” and “A” shares) representing said capital stock.
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
Dividends
On April 20, 2022, the Company’s shareholders approved among other resolutions, the payment of a dividend of Ps. 0.44 (forty four peso cents) per share to each of the shares series of its capital stock “AA”, “A” and “L”. It was approved that such dividend would be paid in one installment of Ps. 0.44 (forty four peso cents), on August 29, 2022.
On April 26, 2021, the Company’s shareholders approved, among other resolutions, the payment of a dividend of Ps. 0.40 (forty peso cents) per share to each of the shares series of its capital stock “AA”, “A” and “L”. It was approved that such dividend would be paid in two installments of Ps. 0.20 (twenty peso cents) each, on July 19 and November 08, 2021 respectively.
Spin-off
On August 8, 2022, the Company’s capital stock reflects a reduction of Ps.1,572 (nominal amount), derived from the Company’s spin-off and its contribution to Sitios Latam, without having modified the number of shares of the Company due to the spin-off.
Legal Reserve
According to the
Ley General de Sociedades Mercantiles
, companies must allocate from the net profit of each year, at least 5% to increase the legal reserve until it reaches 20%
of its capital stock. This reserve may not be distributed to shareholders during the existence of the Company, except as a stock dividend. As of December 31, 2022 and 2021, the legal reserve amounted Ps. 358,440.

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

F-
83

Repurchase of shares
On April 20, 202
2
, the Company’s shareholders authorized an amount of Ps. 26 billion to repurchase the Company’s own shares. During the fiscal year ended on December 31, 2022, the Company repurchased 1,364,740,633 series A and L shares. At the end of 2022 and after the cancelation of shares approved by the shareholders meeting on December 20, 2022, the Company had in treasury 56,000,000 series L shares.
Earnings per Share
The following table shows the computation of the basic and diluted earnings per share:

	For the years ended December 31,
	(1) 2020		(1) 2021		2022
Net profit for the period attributable to equity holders of the parent from continuing operations	Ps.	35,264,826	Ps.	68,187,225	Ps.	82,878,406
Net profit for the period attributable to equity holders of the parent from discontinued operations		11,587,779		124,235,942		(6,719,015)

Net profit for the period attributable to equity holders of the parent		46,852,605		192,423,167		76,159,391
Weighted average shares (in millions)		66,265		65,967		63,936

Earnings per share attributable to equity holders of the parent continuing operations	Ps.	0.53	Ps.	1.03	Ps.	1.30

Earnings per share attributable to equity holders of the parent discontinued operations	Ps.	0.17	Ps.	1.88	Ps.	(0.11)

(1)	Restated for discontinued operations
Note 21. Components of other comprehensive income (loss)
The movement on the components of the other comprehensive income (loss) for the years ended December 31, 2020, 2021 and 2022 is as follows:

	For the years ended December 31,
	2020		2021		2022
Controlling interest:
Unrealized (loss) gain on equity investments at fair value, net of deferred taxes	Ps.	(1,952,414)	Ps.	4,560,869	Ps.	(4,707,276)
Translation effect of foreign entities		(13,558,774)		(4,837,206)		(31,086,965)
Translation effect by discontinued operations		—		(829,163)		5,193,281
Remeasurement of defined benefit plan, net of deferred taxes		(10,026,454)		11,100,835		(4,599,407)
Asset’s revaluation surplus net of deferred taxes		64,835,155		—		—
Non-controlling interest of the items above		14,165,249		(2,135,886)		(3,734,066)

Other comprehensive income (loss)	Ps.	53,462,762	Ps.	7,859,449	Ps.	(38,934,433)

F-8
4

Note 22. Valuation of derivatives, interest cost from labor obligations and other financial items, net
For the years ended December 31, 2020, 2021 and 2022, valuation of derivatives and other financial items are as follows:

	For the years ended December 31,
	2020	2021	2022
Gain (loss) in valuation of derivatives, net (Note 7)	Ps.12,378,193	Ps.(6,755,214)	Ps.(28,639,687)
Capitalized interest expense (Note 10 b)	1,771,613	1,527,259	1,514,654
Commissions	(1,106,980)	(1,067,381)	(1,061,278)
Interest cost of labor obligations (Note 18)	(13,105,693)	(14,375,520)	(12,376,939)
Contractual earn out Verizon (Note 4)	—	—	4,271,250
Interest expense on taxes	(59,032)	(243,075)	(190,822)
Dividend received (Note 4)	2,122,826	2,628,600	6,155,993
Gain on net monetary positions	3,262,512	4,876,842	11,538,061
Other financial cost (1)	(3,845,186)	(835,028)	(327,451)

Total	Ps. 1,418,253	Ps.(14,243,517)	Ps.(19,116,219)

(1)	Excludes discontinued operations of TracFone, Chile and Panama (See note 2ac)
Note 23. Segments
América Móvil operates in different countries. As mentioned in Note 1, the Company has operations in Mexico, Guatemala, Nicaragua, Ecuador, El Salvador, Costa Rica, Brazil, Argentina, Colombia, Honduras, Peru, Paraguay, Uruguay, the Dominican Republic, Puerto Rico, Austria, Croatia, Bulgaria, Belarus, Macedonian, Serbia and Slovenia. The accounting policies for the segments are the same as those described in Note 2.
The Chief Executive Officer, who is the Chief Operating Decision Maker (“CODM”), analyzes the financial and operating information by operating segment. All operating segments that (i) represent more than 10% of consolidated revenues, (ii) more than the absolute amount of its reported 10% of profits before income tax or (iii) more than 10% of consolidated assets, are presented separately.
The Company presents the following reportable segments for the purposes of its consolidated financial statements: Mexico (includes Telcel and Corporate operations and assets), Telmex (Mexico), Brazil, Southern Cone (includes Argentina, Paraguay and Uruguay), Colombia, Andean (includes Ecuador and Peru), Central America (includes Guatemala, El Salvador, Honduras, Nicaragua and Costa Rica), Caribbean (includes the Dominican Republic and Puerto Rico), and Europe (includes Austria, Bulgaria, Croatia, Belarus, Slovenia, Macedonia and Serbia).
The segment Southern Cone comprises mobile communication services in Argentina as well as Paraguay and Uruguay. Beginning in 2018, hyperinflation accounting in accordance with IAS 29 was initially applied to Argentina, which results in the restatement of non-monetary
assets, liabilities and all items of the statement of comprehensive income for the change in a general price index and the translation of these items applying the period-end
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

F-8
5

	Mexico	Telmex	Brazil	(3) Southern Cone	Colombia	Andean	(2) Central America	U.S.A. (1)	Caribbean	Europe	Eliminations	Consolidated total
As of and for the year ended December 31, 2020 (in Ps.):
External revenues	214,578,600	77,920,910	163,865,421	34,426,863	77,282,658	53,846,358	44,823,244	—	37,182,842	111,472,191	—	815,399,087
Intersegment revenues	17,663,525	13,668,264	4,207,466	1,220,100	352,694	88,305	(129,419)	—	1,440,983	—	(38,511,918)	—

Total revenues	232,242,125	91,589,174	168,072,887	35,646,963	77,635,352	53,934,663	44,693,825	—	38,623,825	111,472,191	(38,511,918)	815,399,087
Depreciation and amortization	24,748,756	13,341,479	41,795,397	7,199,898	14,413,760	11,447,356	11,784,026	—	7,094,331	25,593,204	(3,202,787)	154,215,420
Operating income	70,851,525	11,204,433	25,203,504	3,238,167	15,111,947	8,698,645	5,844,137	—	6,701,086	13,159,865	(11,200,502)	148,812,807
Interest income	21,322,406	1,479,021	2,904,430	979,181	822,447	1,049,261	1,130,767	—	1,105,420	90,746	(25,823,043)	5,060,636
Interest expense	30,936,195	1,306,867	17,976,227	2,955,339	2,586,708	2,223,478	1,419,010	—	1,658,619	2,546,255	(25,443,493)	38,165,205
Income tax	4,905,863	577,178	(4,442,598)	676,444	2,078,789	3,115,693	1,504,240	—	2,524,214	2,234,065	4,283	13,178,171
Equity interest in net result of associated companies	(3,820)	23,955	(2,972)	(15,422)	—	—	—	—	—	(288,747)	—	(287,006)
Net profit (loss) attributable to equity holders of the parent continues operations	3,613,907	(1,085,038)	4,963,424	4,909,164	16,579,303	4,649,047	3,922,577	—	3,294,111	7,777,426	(13,359,095)	35,264,826
Net profit (loss) attributable to equity holders of the parent discontinued operations	—	—	—	—	—	—	—	—	—	—	—	11,587,779

Net profit (loss) attributable to equity holders of the parent	3,613,907	(1,085,038)	4,963,424	4,909,164	16,579,303	4,649,047	3,922,577	—	3,294,111	7,777,426	(13,359,095)	46,852,605
Assets by segment	947,396,510	203,081,314	386,982,711	118,266,380	132,210,369	101,717,708	88,690,683	35,083,285	109,914,293	239,583,759	(737,878,785)	1,625,048,227
Plant, property and equipment, net	52,117,395	110,751,083	145,307,497	62,157,797	48,876,853	36,102,261	37,855,227	1,761,595	39,128,447	82,595,077	(876,229)	615,777,003
Revalued of assets	—	—	36,076,207	7,494,408	12,893,284	9,500,708	7,059,247	—	2,572,504	31,556,270	—	107,152,628
Goodwill	26,949,185	215,381	16,048,092	5,436,675	12,253,743	4,866,363	6,345,659	3,362,899	14,186,723	53,388,139	—	143,052,859
Trademarks, net	126,823	181,094	—	—	—	—	—	269,325	219,087	2,981,089	—	3,777,418
Licenses and rights, net	12,017,318	100,623	26,171,345	12,099,873	12,363,039	6,870,531	5,427,857	—	8,616,880	27,963,250	—	111,630,716
Investment in associated companies	51,645	613,449	64,125	(20,970)	395	—	25,413	—	—	—	1,095,703	1,829,760
Liabilities by segments	725,408,198	193,840,756	263,989,566	61,786,265	63,610,642	53,379,366	34,252,511	33,141,315	60,839,340	138,747,621	(319,064,971)	1,309,930,609

(1)	Restated for discontinued operations (TracFone disposal)
(2)	Restated for discontinued operations (Panama disposal)
(3)	Restated for discontinued operations (Claro Chile, SpA joint venture)

F-8
6

	Mexico	Telmex	Brazil	(2) Southern Cone	Colombia	Andean	(1) Central America	Caribbean	Europe	Eliminations	Consolidated total
As of and for the year ended December 31, 2021 (in Ps.):
External revenues	225,219,719	87,189,642	148,729,232	40,244,826	79,312,071	52,888,323	45,406,174	37,858,979	113,838,486	—	830,687,452
Intersegment revenues	18,041,465	15,237,420	4,044,386	(699,479)	360,638	73,828	62,764	2,069,648	—	(39,190,670)	—

Total revenues	243,261,184	102,427,062	152,773,618	39,545,347	79,672,709	52,962,151	45,468,938	39,928,627	113,838,486	(39,190,670)	830,687,452
Depreciation and amortization	25,797,791	12,740,332	40,342,871	9,585,858	15,067,211	11,211,523	10,830,440	6,987,129	27,469,463	(3,729,626)	156,302,992
Operating income	77,783,972	21,100,316	21,867,457	2,968,702	15,165,356	7,457,802	8,700,382	8,661,475	13,421,147	(9,570,359)	167,556,250
Interest income	14,864,242	758,126	2,104,574	820,449	431,314	833,540	269,379	701,785	116,031	(17,065,290)	3,834,150
Interest expense	24,586,641	1,385,103	15,875,138	2,790,000	2,240,707	1,213,421	1,061,526	1,066,733	2,414,415	(16,895,379)	35,738,305
Income tax	25,002,390	2,496,010	(9,603,701)	782,844	3,112,946	2,375,281	2,940,404	2,171,594	3,438,161	1,548	32,717,477
Equity interest in net result of associated companies	85,648	44,525	4,575	(19,073)	—	—	—	—	(1,757)	—	113,918
Net profit (loss) attributable to equity holders of the parent continues operations	34,195,093	4,594,450	14,185,905	(2,804,630)	5,959,563	4,180,473	4,746,847	5,151,166	8,313,018	(10,334,660)	68,187,225
Net profit (loss) attributable to equity holders of the parent discontinued operations	—	—	—	—	—	—	—	—	—	—	124,235,942

Net profit (loss) attributable to equity holders of the parent	34,195,093	4,594,450	14,185,905	(2,804,630)	5,959,563	4,180,473	4,746,847	5,151,166	8,313,018	(10,334,660)	192,423,167
Assets by segment	999,502,407	195,869,232	407,458,440	135,862,040	133,232,525	95,719,937	101,725,955	102,949,901	210,944,575	(693,615,163)	1,689,649,849
Plant, property and equipment, net	50,420,866	118,056,718	153,607,199	64,864,986	48,888,907	34,395,339	42,407,727	41,601,009	79,764,422	(983,169)	633,024,004
Revalued of assets	—	—	33,004,669	6,159,077	10,266,464	8,389,460	9,113,632	2,564,149	28,675,224	—	98,172,675
Goodwill	26,965,618	215,381	15,335,322	5,191,841	11,685,585	4,688,154	6,002,380	14,186,723	52,307,190	—	136,578,194
Trademarks, net	90,673	149,865	—	—	—	—	—	229,000	2,822,625	—	3,292,163
Licenses and rights, net	11,081,972	129,233	39,620,009	13,791,003	11,384,533	5,502,139	5,220,437	10,847,685	25,709,849	—	123,286,860
Investment in associated companies	4,725,279	522,403	65,699	(34,401)	351	—	26,348	—	—	(2,253,198)	3,052,481
Liabilities by segments	679,954,783	176,177,522	273,655,967	72,702,285	65,631,866	44,676,727	42,823,861	53,885,848	134,357,142	(308,257,878)	1,235,608,123

(1)	Restated for discontinued operations (Panama disposal)
(2)	Restated for discontinued operations (Claro Chile, SpA joint venture)

F-
8
7

	Mexico	Telmex	Brazil	(2) Southern Cone	Colombia	Andean	(1) Central America	Caribbean	Europe	Eliminations	Consolidated total
As of and for the year ended December 31, 2022 (in Ps.):
External revenues	236,608,249	83,046,967	165,804,342	38,820,073	70,925,374	55,426,258	47,054,127	40,859,951	105,956,056	—	844,501,397
Intersegment revenues	9,290,955	16,937,889	5,075,716	(95,105)	374,225	72,142	160,459	1,854,029	—	(33,670,310)	—

Total revenues	245,899,204	99,984,856	170,880,058	38,724,968	71,299,599	55,498,400	47,214,586	42,713,980	105,956,056	(33,670,310)	844,501,397
Depreciation and amortization	26,383,113	13,171,616	43,422,821	10,807,072	13,085,226	10,698,869	11,178,361	7,133,908	22,761,938	(9,138)	158,633,786
Operating income	76,708,954	16,172,472	26,665,816	1,796,672	14,170,936	8,262,395	7,540,132	10,284,834	16,155,520	(6,886,979)	170,870,752
Interest income	18,336,415	925,158	2,679,103	719,851	624,304	906,176	431,741	701,794	229,958	(20,730,921)	4,823,579
Interest expense	24,909,724	3,342,459	23,411,387	2,573,356	2,699,010	860,572	1,033,792	1,152,370	1,281,857	(20,005,724)	41,258,803
Income tax	30,642,242	2,767,673	454,205	(160,199)	2,286,809	2,870,743	1,708,728	2,432,392	3,151,281	(109,785)	46,044,089
Equity interest in net result of associated companies	(1,821,608)	31,000	20,864	(2,198)	—	—	—	—	(39,490)	—	(1,811,432)
Net profit (loss) attributable to equity holders of the parent continues operations	63,711,537	(373,036)	10,254,969	(1,157,911)	6,486,771	6,122,291	5,059,038	6,649,004	11,795,662	(25,669,919)	82,878,406
Net profit (loss) attributable to equity holders of the parent discontinued operations	—	—	—	—	—	—	—	—	—	—	(6,719,015)

Net profit (loss) attributable to equity holders of the parent	63,711,537	(373,036)	10,254,969	(1,157,911)	6,486,771	6,122,291	5,059,038	6,649,004	11,795,662	(25,669,919)	76,159,391
Assets by segment	1,042,849,460	215,543,807	407,802,373	87,971,767	104,769,670	85,782,831	96,321,649	101,143,182	154,774,150	(678,859,545)	1,618,099,344
Plant, property and equipment, net	49,677,868	134,928,482	159,382,793	42,674,620	44,999,710	33,480,299	41,312,113	40,606,623	72,272,633	(462,650)	618,872,491
Revalued of assets	—	—	—	—	7,700,459	5,938,449	—	1,434,188	23,280,623	—	38,353,719
Goodwill	26,481,707	215,381	31,085,202	199,984	8,495,090	4,678,851	6,312,511	14,186,723	49,465,916	—	141,121,365
Trademarks, net	110,397	118,634	—	—	—	—	—	220,350	2,565,176	—	3,014,557
Licenses and rights, net	10,559,914	106,659	37,638,695	12,965,021	8,068,013	4,271,910	3,599,560	10,124,134	20,461,281	—	107,795,187
Investment in associated companies	24,656,295	550,493	22,708	(19,866)	—	—	23,896	—	2,058	(1,260,122)	23,975,462
Liabilities by segments	621,482,350	204,294,033	297,234,805	54,393,204	57,393,854	36,223,727	42,725,447	48,434,551	97,527,392	(279,439,292)	1,180,270,071

(1)	Discontinued operations (Panama disposal)
(2)	Discontinued operations (Claro Chile, SpA joint venture)

F-
8
8

Note 24. Recently Issued Accounting Standards
New and amended standards and interpretations
The Company applied for the first-time certain standards and amendments, which are effective for annual periods beginning on or after 1 January 2022 (unless otherwise stated). The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.
Onerous Contracts – Costs of Fulfilling a Contract – Amendments to IAS 37
An onerous contract is a contract under which the unavoidable of meeting the obligations under the contract costs (i.e., the costs that the Company cannot avoid because it has the contract) exceed the economic benefits expected to be received under it.
The amendments specify that when assessing whether a contract is onerous or loss-making, an entity needs to include costs that relate directly to a contract to provide goods or services including both incremental costs (e.g., the costs of direct labour and materials) and an allocation of costs directly related to contract activities (e.g., depreciation of equipment used to fulfil the contract and costs of contract management and supervision). General and administrative costs do not relate directly to a contract and are excluded unless they are explicitly chargeable to the counterparty under the contract.
Prior to the application of the amendments, the Company identified no significant contracts as being onerous as the unavoidable costs under the contracts, which were the costs of fulfilling them, comprised only incremental costs directly related to the contracts.
Reference to the Conceptual Framework – Amendments to IFRS 3
The amendments replace a reference to a previous version of the IASB’s Conceptual Framework with a reference to the current version issued in March 2018 without significantly changing its requirements.
The amendments add an exception to the recognition principle of
IFRS 3 Business Combinations
to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of
IAS 37 Provisions, Contingent Liabilities and Contingent Assets
or
IFRIC 21 Levies
, if incurred separately. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date.
The amendments also add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date.
In accordance with the transitional provisions, the Company applies the amendments prospectively, i.e., to business combinations occurring after the beginning of the annual reporting period in which it first applies the amendments (the date of initial application).
These amendments had no impact on the consolidated financial statements of the Company as there were no contingent assets, liabilities or contingent liabilities within the scope of these amendments that arose during the period.
Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16 Leases
The amendment prohibits entities from deducting from the cost of an item of property, plant and equipment, any proceeds of the sale of items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss.

F-
8
9

In accordance with the transitional provisions, the Company applies the amendments retrospectively only to items of PP&E made available for use on or after the beginning of the earliest period presented when the entity first applies the amendment (the date of initial application).
These amendments had no impact on the consolidated financial statements of the Company as there were no sales of such items produced by property, plant and equipment made available for use on or after the beginning of the earliest period presented.
IFRS 1 First-time Adoption of International Financial Reporting Standards – Subsidiary as a first-time adopter
The amendment permits a subsidiary that elects to apply paragraph D16(a) of IFRS 1 to measure cumulative translation differences using the amounts reported in the parent’s consolidated financial statements, based on the parent’s date of transition to IFRS, if no adjustments were made for consolidation procedures and for the effects of the business combination in which the parent acquired the subsidiary. This amendment is also applied to an associate or joint venture that elects to apply paragraph D16(a) of IFRS 1.
These amendments had no impact on the consolidated financial statements of the Company as it is not a first-time adopter.
IFRS 9 Financial Instruments – Fees in the ’10 per cent’ test for derecognition of financial liabilities
The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. There is no similar amendment proposed for
IAS 39 Financial Instruments: Recognition and Measurement
.
In accordance with the transitional provisions, the Company applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment (the date of initial application). These amendments had no impact on the consolidated financial statements of the Company as there were no modifications of the Company’s financial instruments during the period.
Note 25. Subsequent Events
a) On February 6, 2023, the Company announced the execution of a definitive agreement (Agreement of Shareholders), with Österreichische Beteiligungs AG (“OBAG”), in respect of their shares in Telekom Austria AG (“Telekom Austria”), ensuring leadership and control by AMX of the Telekom Austria Group, granting it the right to continue nominating the majority of the members of the Board of Directors (Supervisory Board), and the President and CEO of the Management Board of Telekom Austria, with voting power in all company management decisions. The Shareholders Agreement provides a new term of
10 years
,
from
that
date.
In addition, the spin-off of the Telekom Austria towers was agreed for the majority of the countries where it operates, including Austria, which will allow Telekom Austria to allocate more efficiently its equity and expand its investment in high-speed connectivity infrastructure in Austria, including fiber and 5G infrastructure. This spin-off will not generate changes in the majority shareholding structure and it is intended to list the tower’s shares on the Vienna Stock Exchange.
The spin-off of the towers is subject to various corporate and regulatory approvals, including the approval of the Supervisory Board and the shareholders of Telekom Austria.

F-
90

b) On February 3,
2023
, the Company completed the sale of 1,388 telecommunications towers, property of its subsidiary in the Dominican Republic, to Sitios Latam.
c) On March 31, 2023, the Company completed the sale of
2,980
telecommunications towers, property of its subsidiary in Peru, to Sitios Latam, therefore, a total of
3,480
towers were finally transferred.
d) On December 20, 2022, the Company’s shareholders approved the conversion of all its series “A”, “AA” and “L” shares into common shares of a single new series “B”, with full voting rights, as well as to amend AMX’s bylaws to implement said conversion. The conversion was subject to various corporate and regulatory approvals. The conversion was implemented at a 1:1 conversion ratio, and completed on March 16, 2023.
e) On January 16, 2023, the company informed that after extensive dialogue with the Telephone Operators Union of the Mexican Republic, a constructive agreement has been reached regarding retirement conditions (pensions) for newly hired personnel that TELMEX hires from January 2023
f) On April 14, the Company´s shareholders approved a repurchase fund for an amount of Ps. 20 billion to be used in the period from April 2023 to April 2024.
g) On April 27, the Company´s shareholders approved to pay a 0.46 (forty six peso cents) ordinary dividend, per share, in
two equal installments, to each of the shares of its capital stock series B.

F-
9
1

america movil