Form 20-F
period 2023-12-31
AMERICA MOVIL SAB DE CV/
filed 2024-04-30
CIK 1129137

As filed with the Securities and Exchange Commission on

April

[
●
] 2024
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM
20-F
☐
 REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
EXCHANGE
ACT OF 1934
or
☒
 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023 or
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
Daniela Lecuona Torras
Lago Zurich 245, Plaza Carso / Edificio Telcel, Piso 16, Colonia Ampliación Granada, Miguel Hidalgo 11529 Mexico City, Telephone:
(5255) 2581-3700 / Facsimile: (5255) 2581-4422
E-mail:
daniela.lecuona@americamovil.com
(name, telephone,
e-mail
and/or facsimile number and address of company contact person)
Securities registered pursuant to Section 12(b) of the Act:

TITLE OF EACH CLASS:	TRADING SYMBOL	NAME OF EACH EXCHANGE ON WHICH REGISTERED
American Depositary Shares, each representing 20 B Shares, without par value	AMX	New York Stock Exchange
3.625% Senior Notes Due 2029	AMX29	New York Stock Exchange
2.875% Senior Notes Dute 2030	AMX30	New York Stock Exchanget
4.700% Senior Notes Due 2032	AMX32	New York Stock Exchange
6.375% Senior Notes Due 2035	AMX35	New York Stock Exchange
6.125% Senior Notes Due 2037	AMX37	New York Stock Exchange
6.125% Senior Notes Due 2040	AMX40	New York Stock Exchange
4.375% Senior Notes Due 2042	AMX42	New York Stock Exchange
4.375% Senior Notes Due 2049	AMX49	New York Stock Exchange
Securities registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
The number of outstanding shares of each of the registrant’s classes of capital or common stock as of December 31, 2023:

62,450 million	B Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.	Yes	X	No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.	Yes		No	X

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
Yes		No	X

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§ 240.10D-1(b).
Yes		No	X

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing

U.S. GAAP	X	International Financial Reporting Standards as issued by the International Accounting Standards Board	Other

If “other” has been checked in response to the previous question, indicate by check mark which financial statement item	Item	Item
the registrant has elected to follow.	17	18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the	Yes	No	X
Exchange Act).

EMPOWERING THROUGH CONNECTIVITY

2023 ANNUAL REPORT FORM 20-F

américa móvil

(See Form 20-F Cross Reference Guide on page 98)

6	SELECTED FINANCIAL DATA

9	PART I: INFORMATION ON THE COMPANY

10	About América Móvil

18	Our Networks

19	Our Competitors

19	Acquisitions, Other Investments and Divestitures

21	Marketing, Sales and Distribution, Customer Services

23	PART II: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

24	Overview

26	Results of Operations

34	Liquidity and Capital Resources

39	PART III: RISK FACTORS

52	PART IV: SHARE OWNERSHIP AND MAJOR SHAREHOLDERS TRADING

53	Major Shareholders

54	Related Party Transactions

55	Dividends

55	Trading Markets

55	Bylaws

56	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

57	Taxation of Shares and ADSs

62	PART V: CORPORATE GOVERNANCE

63	Management

67	Corporate Governance

69	Controls and Procedures

72	Corporate Sustainability Report

73	Cybersecurity

75	Code of Ethics

77	PART VI: REGULATION

93	PART VII: ADDITIONAL INFORMATION

94	Employees

94	Legal Proceedings

95	Principal Accountant Fees and Services

96	Additional Information

97	Forward-Looking Statements

98	Form 20-F Cross Reference Guide

100	Signatures

103	PART VIII: CONSOLIDATED FINANCIAL STATEMENTS

We prepared our audited consolidated financial statements included in this annual report in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The selected financial information should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements.
We present our audited consolidated financial statements in Mexican pesos (“Ps.”). This annual report contains translations of various Mexican peso amounts into U.S. dollars at specified rates solely for your convenience. You should not construe these translations as representations that the Mexican peso amounts actually represent the U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated U.S. dollar amounts from Mexican pesos at the exchange rate of Ps.16.8935 to U.S.$1.00, which was the rate reported by Banco de México on December 29, 2023, as published in the Official Gazette of the Federation (
Diario Oficial de la Federación
, or “Official Gazette”).
On August 8, 2022, we completed the
spin-off
of our telecommunications towers and other related passive infrastructure in Latin America outside of Mexico, other than Colombia and our telecommunications towers existing in Peru and in the Dominican Republic prior to the spin-off,
as previously disclosed in our press release furnished on a report on Form
6-K
on August 8, 2022. As part of the
spin-off
and the associated corporate restructuring, we contributed to Sitios Latinoamérica, S.A.B. de C.V. (“Sitios Latam”) capital stock, assets and liabilities, mainly consisting of the shares of our subsidiaries holding telecommunications towers and other associated infrastructure in Latin America outside of Mexico, other than Colombia and our telecommunications towers existing in Peru and in the Dominican Republic prior to the spin-off.
On February 3, 2023, we completed the sale of all of our telecommunication towers owned by our subsidiary in the Dominican Republic to Sitios Latam for an amount of Ps.2.4 billion. Between March and July, 2023, we completed the sale of all of our telecommunication towers owned by our subsidiary in Peru to Sitios Latam for an amount of Ps.4.0 billion. As a result of the spin-off,
as of our annual report for the fiscal year ended December 31, 2022, the assets and liabilities of Sitios Latam no longer appear in the consolidated financial information included in our annual reports. We maintain commercial relationships with Sitios Latam through our subsidiaries, which are parties to master service agreements for passive infrastructure sharing with Sitios Latam for the use of tower space, property and other equipment. The terms of those agreements for tower space are between five (5) and twelve (12) years, while terms for property and other equipment are usually between five (5) and twenty five (25) years, each with an option to renew.
On October 6, 2022, we combined our Chilean operation, Claro Chile, S.A. (“Claro Chile”), with the Chilean operation of Liberty Latin America, Ltd. (“LLA”), VTR, in order to create Claro Chile, SpA, a 50:50 joint venture (“ClaroVTR”); as a result, Claro Chile ceased to be our wholly owned subsidiary, as previously disclosed in our press release furnished on a report on Form
6-K
on October 6, 2022. In accordance with IFRS 11 Joint Arrangements (“IFRS 11”), ClaroVTR was classified
as a joint venture, since we exercise joint control over ClaroVTR with LLA, and all relevant decisions require the consent of both parties. As a result, in accordance with IFRS 5
Non-current
Assets Held for Sale and Discontinued Operations (“IFRS 5”), the operations of Claro Chile are classified as discontinued operations for all reporting periods prior to 2023 presented in the consolidated financial information included in this report and are recognized through the equity method from October 6, 2022 onwards. Accordingly, where applicable, results are presented in the profit (loss) after tax from discontinued operations in the consolidated financial information included in this annual report. Operating and financial information presented herein therefore excludes Claro Chile, including for periods prior to the creation of the joint venture. In September 2023, we identified impairment indicators and assessed that there is objective evidence that ClaroVTR is impaired. As a result, an amount of Ps.4.7 billion was recorded as the difference between the recoverable amount of ClaroVTR and its carrying value. Additionally, as of December 31, 2023, we recorded an impairment relating to purchased convertible notes from ClaroVTR totaling Ps.12.2 billion. Both amounts are recorded under “valuation of derivatives, interest cost from labor obligations and other financial items” in our consolidated statements of comprehensive income. See Note 22 to our audited consolidated financial statements.

	FOR THE YEAR ENDED DECEMBER 31,
		2021 (2)		2022 (3)(4)		2023	2023
	(in millions of Mexican pesos, except share and per share amounts)						(in millions of U.S. dollars, except share and per share amounts)
STATEMENT OF COMPREHENSIVE INCOME DATA:
Operating revenues	Ps.	830,687	Ps.	844,501	Ps.	816,013	U.S.	48,303
Operating costs and expenses		506,828		514,996		496,443		29,387
Depreciation and amortization		156,303		158,634		151,786		8,985
Operating income		167,556		170,871		167,784		9,931
Net profit for the year from continuing operations	Ps.	72,090	Ps.	88,225	Ps.	80,790	U.S.	4,782
Net profit (loss) for the year from discontinued operations		124,236	-	(6,719)		-		-
Net profit for the year	Ps.	196,326	Ps.	81,506	Ps.	80,790	U.S.	4,782
NET PROFIT (LOSS) ATTRIBUTABLE FOR THE YEAR TO:
Equity holders of the parent from continuing operations	Ps.	68,187	Ps.	82,878	Ps.	76,111	U.S.	4,505
Equity holders of the parent from discontinued operations		124,236		(6,719)		-		-
Equity holders of the parent	Ps.	192,423	Ps.	76,159	Ps.	76,111	U.S.	4,505
Non-controlling interests		3,903		5,347		4,679		277
Net profit for the year	Ps.	196,326	Ps.	81,506	Ps.	80,790	U.S.	4,782
EARNINGS PER SHARE:
Basic and diluted from continuing operations	Ps.	1.03	Ps.	1.30	Ps.	1.21	U.S.	0.07
Basic and diluted from discontinued operations	Ps.	1.88	Ps.	(0.11)	Ps.	-	U.S.	-
Dividends declared per share (1)	Ps.	0.40	Ps.	0.44	Ps.	0.46	U.S.	0.03
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (MILLIONS):
Basic		65,967		63,936		63,049		-
Diluted		65,967		63,936		63,049		-
BALANCE SHEET DATA:
Property, plant and equipment, net	Ps.	731,197	Ps.	657,226	Ps.	628,651	U.S.	37,213
Right of use assets		90,372		121,874		113,568		6,723
Total assets		1,689,650		1,618,099		1,564,186		92,591
Short-term debt and current portion of long-term debt		145,223		102,024		160,964		9,528
Short-term liability related to right-of-use of assets		27,632		32,902		24,375		1,443
Long-term debt		418,807		408,565		339,713		20,109
Long-term liability related to right-of-use of assets		71,022		101,247		100,794		5,967
Capital stock		96,333		95,365		95,362		5,645
Total equity	Ps.	454,042	Ps.	437,829	Ps.	421,702	U.S.	24,962
NUMBER OF OUTSTANDING SHARES (MILLIONS) (5) :
AA Shares		20,555		20,555		-		-
A Shares		502		488		-		-
L Shares		43,633		42,282		-		-
B Shares		-		-		62,450		-

(1)
Figures for each year provided represent the annual dividend declared at the general shareholders’ meeting for that year. For information on dividends paid per share translated into U.S. dollars, see “Share Ownership and Trading—Dividends” under Part IV of this annual report.

(2)
On November 23, 2021, we completed the sale of TracFone Wireless, Inc. (“TracFone”) to Verizon Communications Inc. (“Verizon”). As a result of the sale of TracFone, in accordance with IFRS 5, the operations of Tracfone are classified as discontinued operations for the reporting periods prior to 2022 presented in the consolidated financial information included in this annual report. See “Overview—Discontinued Operations” under Part II of this annual report and Note 2 Ac to our audited consolidated financial statements included in this annual report.

(3)
On July 1, 2022, we completed the sale of the operations of Claro Panama, S.A. (“Claro Panama”) to Cable & Wireless Panama, S.A., an affiliate of LLA. As a result of the sale of Claro Panama, in accordance with IFRS 5, the operations of Claro Panama are classified as discontinued operations for the reporting periods prior to 2023 presented in the consolidated financial information included in this annual report. See “Overview—Discontinued Operations” under Part II of this annual report and Note 2 Ac to our audited consolidated financial statements included in this annual report.

(4)
As a result of the incorporation of ClaroVTR as a joint venture in 2022, in accordance with IFRS 5, the operations of Claro Chile are classified as discontinued operations for the reporting periods prior to 2023 presented in the consolidated financial information included in this annual report and are recognized through the equity method from October 6, 2022 onwards. See “Overview—Discontinued Operations” under Part II of this annual report and Note 2 Ac to our audited consolidated financial statements included in this annual report.

(5)
We have not included earnings or dividends on a per American Deposit Share (“ADS”) basis. On December 20, 2022, our shareholders approved the conversion (such conversion, the “Reclassification”) of all of our AA Shares, A Shares and L Shares into a single series of B Shares on a one-for-one
basis, and on March 16, 2023, our B Shares started trading. As of March 31, 2024, we have 62,144 million B shares outstanding. Each B Share ADS represents 20 B Shares.

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
BUSINESS OVERVIEW
We provide telecommunications services in 22 countries. We are a leading telecommunications services provider in Latin America, ranking first in wireless, fixed-line, broadband and Pay TV services based on the number of RGUs (as defined under “Key Performance Indicators”).
Our largest operations are in Mexico and Brazil, which together account for over half of our total RGUs and where we have the largest market share based on RGUs. We have operations in 15 countries in the Americas and seven countries in Central and Eastern Europe as of December 31, 2023. For a list of our principal subsidiaries, see Note 2 a(ii) to our audited consolidated financial statements and “Additional Information—Exhibit 8.1” under Part VII of this annual report.
We aim to build on our position as a leader in integrated telecommunication services in Latin America and the Caribbean, and to grow in other parts of the world by continuing to expand our subscriber base through the development of our existing businesses and strategic acquisitions when opportunities arise. We have developed world-class integrated telecommunications platforms to offer our customers new services and enhanced communications solutions with higher data speed transmissions at lower prices. We continue investing in our networks to increase coverage and implement new technologies to optimize our network capabilities. See “Operating and Financial Review and Prospects—Overview” under Part II of this annual report for a discussion on the seasonality of our business.

ABOUT AMÉRICA MÓVIL

The following map illustrates the geographic diversity of our operations and certain key performance indicators ("KPIs") as of December 31, 2023.

CENTRAL AMERICA & CARIBBEAN CLARO

Licensed Population	65
Wireless Subscribers	24,858
Revenue Generating Units (RGUs)	7,710
Wireless Penetration	106%

Wireless and fixed operations

MEXICO
TELCEL TELMEX

Licensed Population	131
Wireless Subscribers	83,834
Revenue Generating Units (RGUs)	21,171
Wireless Penetration	113%

Wireless and fixed operations

PERU
CLARO

Licensed Population	34
Wireless Subscribers	12,510
Revenue Generating Units (RGUs)	1,913
Wireless Penetration	123%

Wireless and fixed operations

ECUADOR
CLARO

Licensed Population	18
Wireless Subscribers	9,426
Revenue Generating Units (RGUs)	560
Wireless Penetration	100%

Wireless and fixed operations

COLOMBIA
CLARO

Licensed Population	**52**
Wireless Subscribers	**39,240**
Revenue Generating Units (RGUs)	**9,440**
Wireless Penetration	**167%**

Wireless and fixed operations

AUSTRIA & EASTERN EUROPE
A1

Licensed Population	**40**
Wireless Subscribers	**25,245**
Revenue Generating Units (RGUs)	**6,271**
Wireless Penetration	**156%**

Serbia / Wireless operation
Austria, Belarus, Bulgaria, Croatia, Slovenia and North Macedonia / Wireless and fixed operations

BRAZIL
CLARO

Licensed Population	**205**
Wireless Subscribers	**86,951**
Revenue Generating Units (RGUs)	**23,089**
Wireless Penetration	**125%**

Wireless and fixed operations

ARGENTINA, PARAGUAY & URUGUAY CLARO

Licensed Population	**58**
Wireless Subscribers	**28,043**
Revenue Generating Units (RGUs)	**3,549**
Wireless Penetration	**137%**

Uruguay / Wireless operation
Argentina and Paraguay / Wireless and fixed operations

Latest available information.
Licensed Population in millions
Wireless Subscribers and Revenue Generating Units in thousands

KEY PERFORMANCE INDICATORS
Our customers generate revenue for us by purchasing one or more of our services. We refer to each service that a customer purchases as a revenue generating unit (“RGU”). Our management has identified RGUs as a KPI that helps measure the performance of our operations because it allows the Company to assess its performance on a perservice
basis. Each wireless subscription, which includes prepaid and postpaid subscriptions, is counted as a single RGU, while a single fixed service customer can have multiple RGUs, depending on the services we provide in its respective country. Fixed RGUs consist of fixed voice, fixed data and Pay TV units (which include customers of our Pay TV services and, separately, of certain other digital services). The figures below reflect total wireless subscriptions and fixed RGUs of all our consolidated subsidiaries in the following reportable segments:

•	Mexico Wireless;
•	Mexico Fixed;
•	Brazil;
•	Colombia;
•	Southern Cone (Argentina)
•	Southern Cone (Paraguay and Uruguay);
•	Andean Region (Ecuador and Peru);
•	Central America (Costa Rica, El Salvador, Guatemala, Honduras and Nicaragua);
•	the Caribbean (the Dominican Republic and Puerto Rico); and
•	Europe (Austria, Belarus, Bulgaria, Croatia, North Macedonia, Serbia and Slovenia).

	AS OF DECEMBER 31,
	2021	2022	2023

	(in thousands)
WIRELESS RGUs
Mexico	80,539	82,851	83,834
Brazil	70,541	83,260	86,951
Colombia	35,062	37,550	39,240
Southern Cone (Argentina)	23,407	23,875	24,928
Southern Cone (Paraguay and Uruguay)	2,941	3,040	3,115
Andean Region	20,774	21,365	21,936
Central America	15,753	16,673	17,266
Caribbean	7,020	7,345	7,592
Europe	22,766	23,897	25,245
Total Wireless RGUs	278,803	299,856	310,106
FIXED RGUs:
Mexico	21,408	20,824	21,171
Brazil	25,291	24,136	23,089
Colombia	8,876	9,248	9,440
Southern Cone (Argentina)	1,694	2,546	3,212
Southern Cone (Paraguay and Uruguay)	326	319	337
Andean Region	2,444	2,608	2,473
Central America	4,376	4,624	4,923
Caribbean	2,608	2,774	2,787
Europe	6,077	6,204	6,270
Total Fixed RGUs	73,100	73,283	73,702
Total RGUs	351,903	373,139	383,808
PRINCIPAL BRANDS
We operate in all of our geographic segments under the Claro brand name, except in Mexico and Europe, where we principally do business under the brand names listed below.

COUNTRY	PRINCIPAL BRANDS	SERVICES AND PRODUCTS

Mexico	Telcel	Wireless voice
Wireless data
Equipment and accessories

	Telmex Infinitum	Fixed voice
Fixed data
Equipment and accessories

Europe	A1	Wireless voice
Wireless data
Fixed voice
Fixed data
Pay TV
Equipment and accessories

SERVICES AND PRODUCTS
We offer, and derive revenues from, a wide range of services and products that vary by market, including wireless voice, wireless data and value-added services, fixed voice, fixed data, broadband and information technology (“IT”) services, Pay TV, over-the-top
(“OTT”) services and sales of equipment and accessories.
Wireless Operations
In 2023, our wireless voice and data operations generated revenues of Ps.418.1 billion, representing 51.2% of our consolidated revenues. As of December 31, 2023, our wireless operations represented approximately 80.8% of our total RGUs, an increase from 80.4%, as of December 31, 2022.
Revenues from wireless voice services primarily include charges from monthly subscriptions, usage charges billed to customers and usage charges billed to other service providers for calls completed on our network. The primary drivers of revenues from monthly subscription charges are the number of total RGU’s and the price of our service packages. The primary drivers of revenues from usage charges are airtime, international and long-distance calls and interconnection fees.
Revenues from wireless data services primarily include charges for data, cloud, internet, machine-to-machine,
OTT services and data center services. Revenues from value-added services, including revenues from VPN services to our corporate clients, also contribute to our results for wireless data services.
VOICE AND DATA.
Our wireless subsidiaries provide voice communication services across the countries in which they operate. We offer international roaming services to our wireless subscribers through a network of cellular service providers with which our wireless subsidiaries have entered into international roaming agreements around the world, and who provide GSM, 3G,
4G-LTE
and 5G roaming services.
The voice and data plans are either “postpaid,” where the customer is billed monthly for the previous month, or “prepaid,” where the customer pays in advance for a specified volume of use over a specified period. Postpaid plans increased as a percentage of the wireless base from 38.0% in December 2022 to 39.3% as of December 31, 2023, while prepaid plans represented 60.7% as of December 31, 2023.
Our wireless voice services are offered under a variety of plans to meet the needs of different market segments. In addition, we often bundle wireless data communications services together with wireless voice services. Our wireless subsidiaries had approximately 310 million wireless voice and data subscriptions as of December 31, 2023.
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
In general, our average rates per minute of wireless voice (“ARPM”) are very competitive for both prepaid and postpaid plans. ARPM is a measure used widely among companies in the telecommunications industry to compare the rates of voice calls of both prepaid and postpaid plans. Our average rates per minute of wireless voice used in 2023 increased by approximately 9.8% at constant exchange rates relative to 2022. This increase is mainly driven by a decrease in number of voice minutes due to increased data usage.
In addition, the plans we offer our retail customers include selective discounts and promotions that reduce the rates our customers pay.
VALUE-ADDED SERVICES.
As part of our wireless data business, our subsidiaries offer value-added services that include Internet access, messaging and other wireless entertainment and corporate services through GSM/ EDGE, 3G, 4G LTE and 5G networks.
Internet services include roaming capability and wireless Internet connectivity for feature phones, smartphones, tablets and laptops, including data transmission,
e-mail
services, instant messaging, content streaming and interactive applications. For example, in Mexico, our website for our wireless services (www.telcel.com) through Radiomóvil Dipsa, S.A. de C.V. (“Telcel”), offers access to a wide range of services and content such as video, music, games and other applications, which our subscribers can access from mobile devices. In addition, we offer other wireless services, including wireless security services, mobile payment solutions, machine-to-machine
services, mobile banking, virtual private network (“VPN”) services, video calls and personal communications services (“PCS”).
Fixed Operations
In 2023, our fixed voice, data, broadband and IT solutions had revenues of Ps.244.5 billion, representing 30.0% of our consolidated revenues. As of December 31, 2023, our fixed operations represented approximately 19.2% of our total RGUs, a decrease from 19.6% as of December 31, 2022.
Revenues from fixed voice services primarily include charges from monthly subscriptions, usage charges billed to customers and usage charges billed to other service providers for calls completed on our network. The primary drivers of revenues from monthly subscription charges are the number of total RGU’s and the price of our service packages. The primary drivers of revenues from usage charges are airtime, international and long-distance calls and interconnection fees.
Revenues from fixed data services primarily include charges for data, cloud, broadband, machine-to-machine
and data center services. Revenues from IT solutions, including revenues from dedicated links to our corporate clients, also contribute to our results for fixed data services.
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
IT SOLUTIONS.
Our subsidiaries provide a number of different IT solutions for small businesses and large corporations; including specific solutions to the industrial, financial, government and tourism sectors, among others.
Pay TV
We offer Pay TV through cable and satellite TV subscriptions to both retail and corporate customers under a variety of plans. As of December 31, 2023, we had approximately 13 million Pay TV RGUs, a decrease of approximately 242 thousand Pay TV RGUs from the prior year.
Pay TV revenues consist primarily of charges from subscription services, additional programming, including on-demand
programming and advertising.
OTT Services
We sell video, audio and other media content that is delivered through the internet directly from the content provider to the viewer or end user. Our most important service is ClaroVideo, an on-demand
internet streaming video provider with more than 32,000 content titles sold across all the Latin American and Caribbean markets in which we operate. We offer bundled packages of ClaroVideo, which may include:

•	Subscription video on demand, providing unlimited access to our entire catalogue of content titles for a fixed monthly subscription fee;

•	Transactional video on demand and electronic sell-through, offering the option to rent or buy new content releases; and

•	Add-on services such as subscription and other OTT services through a platform payment system, including access to FOX, HBO, Noggin and Paramount+, among others.
We also offer an advertised and unlimited music streaming and downloading service in 15 countries in Latin America and Europe through ClaroMúsica, with access to approximately 100 million songs across all music genres.
Sales of Equipment and Accessories
Sales of equipment and accessories, and associated revenues, include the sale of handsets, accessories, IoT devices, and other equipment such as smart devices.
Other Services
Other services, and revenues from such services, include other businesses such as software development, call center services, entertainment content and news, telephone directories, advertising, cybersecurity services, mobile banking and corporate IT solutions.

Services and Products by Country
The following table is a summary of our principal services rendered and products produced as of December 31, 2023, in the countries in which we operate.

	WIRELESS VOICE, DATA AND VALUE ADDED SERVICES (1)	FIXED VOICE, DATA, BROAD- BAND, AND IT SERVICES (2)	PAY TV	OTT SERVICES (3)
Argentina	●	●	●	●
Austria	●	●	●	●
Belarus	●	●	●	●
Brazil	●	●	●	●
Bulgaria	●	●	●	●
Colombia	●	●	●	●
Costa Rica	●	●	●	●
Croatia	●	●	●	●
Dominican Republic	●	●	●	●
Ecuador	●	●	●	●
El Salvador	●	●	●	●
Guatemala	●	●	●	●
Honduras	●	●	●	●
North Macedonia	●	●	●	●
Mexico	●	●		● (4)
Nicaragua	●	●	●	●
Paraguay	●	●	●	●
Peru	●	●	●	●
Puerto Rico	●	●	●	●
Serbia	●			●
Slovenia	●	●	●	●
Uruguay	●			●

(1)
Includes voice communication and international roaming services, interconnection and termination services, SMS, MMS,
e-mail,
mobile browsing, entertainment and gaming applications.

(2
)
Fixed voice includes local calls, national and international long-distance.

(3)
Includes ClaroVideo and ClaroMúsica.

(4)
Services provided by
non-concessionaire
subsidiaries.

Our networks are one of our main competitive advantages. Today, we own and operate one of the largest integrated platforms based on our covered population across 15 countries in Latin America, and we are expanding our network in Europe.
INFRASTRUCTURE
For the year ended December 31, 2023, our capital expenditures totaled Ps.156.3 billion, which allowed us to increase our network, expand our capacity and upgrade our systems to operate with the latest technologies. With fully convergent platforms, we are able to deliver high-quality voice, video and data products.
As of December 31, 2023, the main components of our infrastructure were comprised of:

•
Cell sites:
110,824 sites with 2G, 3G, 4G and/or 5G technologies across Latin America and Europe. We have been expanding our coverage and improving quality and speed with a number of street cells and indoor solutions. On August 8, 2022, we completed the spin-off
to Sitios Latam of our telecommunications towers and other related passive infrastructure in Latin America outside of Mexico, Colombia and our telecommunications towers existing in the Dominican Republic and Peru prior to the spin-off.
Between February and July 2023, we completed the sale of all of our telecommunications towers in the Dominican Republic and Peru. See “Acquisitions, Other Investments and Divestitures.”

•	Fiber-optic network: More than 1.3 million km. Our network reached approximately 102 million homes.

•
Submarine cable systems:
Capacity in more than 197 thousand km of submarine cables, including the
AMX-1
submarine cable that extends 18.3 thousand km and connects the United States to Central and South America with 13 landing points and also the South Pacific Submarine Cable that extends 7.3 thousand km along the Latin American Pacific coast, connecting Guatemala, Ecuador, Peru and Chile with five landing points. Both systems provide international connectivity to all of our subsidiaries in these geographic areas.

•
Satellites:
Five. Star One S.A. (“Star One”) has the most extensive satellite system in Latin America, with a fleet that covers the United States, Mexico, Central America and South America. We use these satellites to supply capacity for DTH services for Claro TV throughout Brazil and in other DTH Operations, as well as cellular backhaul, video broadcast and corporate data networks.

•
Data centers:
43. We use our data centers to manage a number of cloud solutions, such as Infrastructure as a Service (“IAAS”), Software as a Service (“SAAS”), security solutions and unified communications.

TECHNOLOGY
Our primary wireless networks use GSM/EDGE, 3G, 4G LTE and 5G technologies, which we offer in most of the countries where we operate. We aim to increase the speed of transmission of our data services and have been expanding our 5G coverage. In 2022, we began our 5G rollout in some countries in the Latin America region. In February 2022, we launched 5G in Mexico through Telcel, which was the largest data infrastructure deployment in Latin America. As of December 31, 2023 we covered close to 50% of the population in Mexico and Brazil with 5G services.
We transmit wireless calls and data through radio frequencies that we use under spectrum licenses. Spectrum is a limited resource, and, as a result, we may face spectrum and capacity constraints on our wireless network. We continue to invest significant capital in expanding our network capacity and reach and to address spectrum and capacity constraints on a market-by-market
basis.
The table below presents a summary of the population covered by our network, by country, as of December 31, 2023.

GENERATION TECHNOLOGY
	GSM	UMTS	LTE	5G
	(% of covered population)
Argentina	99.29	98.30	97.74	-
Austria	99.99	95.20	98.67	90.50
Belarus	99.90	99.90	-	-
Brazil	95.38	96.74	96.60	45.82
Bulgaria	99.83	99.92	99.44	82.64
Colombia	90.23	90.11	87.20	-
Costa Rica	90.74	96.74	97.01	-
Croatia	99.00	99.00	98.90	92.30
Dominican Republic	99.12	98.75	89.63	53.36
Ecuador	96.03	81.80	80.83	-
El Salvador	82.19	96.31	89.95	-
Guatemala	88.44	90.50	88.46	28.51
Honduras	73.93	81.87	75.08	-
North Macedonia	99.80	99.90	99.20	99.50
Mexico	95.44	96.56	93.96	49.46
Nicaragua	71.75	79.36	78.49	-
Paraguay	76.89	80.76	83.63	-
Peru	88.03	85.15	85.52	25.70
Puerto Rico	-	96.95	99.26	90.65
Serbia	99.80	98.00	99.50	-
Slovenia	99.90	-	99.30	80.00
Uruguay	99.52	99.23	98.65	-

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
We continue to seek ways to optimize our portfolio, including by finding investment opportunities in telecommunications and related companies worldwide, including in markets where we are already present, and we often have several possible acquisitions under consideration. We may pursue opportunities in Latin America or in other areas in the world. Some of the assets that we acquire may require significant funding for capital expenditures. We can give no assurance as to the extent, timing or cost of such investments. We also periodically evaluate opportunities for dispositions, in particular for businesses and in geographies that we no longer consider strategic. Recent developments related to acquisitions, other investments and divestitures include:

•	In December 2020, our Brazilian subsidiary, Claro S.A. (“Claro Brasil”), together with two other purchasers, won a competitive bid to acquire the mobile business owned by Oi Group in Brazil. Pursuant to the transaction, Claro Brasil paid R$3.6 billion for 32.0% of Oi Group’s mobile business. Claro Brasil also committed to enter into long term agreements with Oi Group for the supply of data transmission capacity. This transaction closed on April 20, 2022. The final purchase price for the acquisition was Ps.14.2 billion, net of cash acquired, of which an amount of Ps.1.3 billion was withheld for price adjustment purposes and other conditions, in accordance with the purchase agreement. Additionally, Claro Brasil received Ps.781 million during the twelve months following April 20, 2022, for transition services. On October 4, 2023, Claro Brasil and the two other purchasers reached an agreement on the value of a post-purchase price adjustment, pursuant to which Ps.658 million was paid to Oi Group. The post-purchase price adjustment corresponds to 50% of the Ps.1.3 billion withheld at closing for price adjustment purposes plus interest and monetary correction of Ps.155.7 million. All issues and disputes between the Oi Group, Claro Brasil and the two other purchasers relating to the determination of the acquisition price are now concluded.

•
On August 8, 2022, we completed the
spin-off
of our telecommunications towers and other related passive infrastructure in Latin America outside of Mexico, other than Colombia and our telecommunications towers existing in Peru and in the Dominican Republic prior to the spin off. As part of the
spin-off
and the associated corporate restructuring, we contributed to Sitios Latam a portion of our capital stock, assets and liabilities, mainly consisting of the shares of our subsidiaries holding telecommunications towers and other associated infrastructure in Latin America outside of Mexico, other than Colombia and our telecommunications towers existing in Peru and in the Dominican Republic prior to the spin-off.
The shares of Sitios Latam began trading on the Mexican Stock Exchange on September 29, 2022. On February 3, 2023, we completed the sale of all of our telecommunications towers owned by our subsidiary in the Dominican Republic to Sitios Latam for an amount of Ps.2.4 billion. Between March and July 2023, we completed the sale of all of our telecommunication towers owned by our subsidiary in Peru to Sitios Latam for an amount of Ps.4.0 billion. In total, 4,592 telecommunications towers were transferred pursuant to these two transactions in 2023.

•
On October 6, 2022, we entered into an agreement to combine our Chilean operation, Claro Chile, with the Chilean operations of LLA, VTR, to form a 50:50 joint venture, ClaroVTR, which we previously announced on September 29, 2021. On December 26, 2023, we announced our entry into a transaction agreement (the “Claro Chile Transaction Agreement”) with LLA, ClaroVTR and certain of our and LLA’s affiliates and an amended shareholders agreement to amend ClaroVTR’s governance structure. Pursuant to the Claro Chile Transaction Agreement, we agreed with LLA to, collectively in proportion to our respective shareholding interests or individually, provide additional capital to ClaroVTR, during the calendar year 2023 and through June 30, 2024 in an aggregate amount not to exceed CLP$972.4 billion (Ps.18.7 billion) (the “Commitment”). This Commitment seeks to support the execution of the business plan of ClaroVTR, and CLP$289.3 billion (Ps.5.6 billion) of the Commitment aims to permit the refinancing of certain bank debt guaranteed by the Company and existing at the formation of ClaroVTR. The Claro Chile Transaction Agreement provides us and LLA with an exercisable catch-up
right on or before August 1, 2024 to cure any failure to fund our or LLA’s respective portions of the Commitment in order to maintain ClaroVTR as a 50:50 joint venture. As of December 31, 2023, we have purchased notes from ClaroVTR with an aggregate principal amount of CLP$742.1 billion (Ps.14.3 billion) (including the amounts used for the refinancing of bank debt) that are convertible into shares of ClaroVTR. In September 2023, we identified impairment indicators and assessed that there is objective evidence that ClaroVTR is impaired. As a result, an amount of Ps.4.7 billion was recorded as the difference between the recoverable amount of ClaroVTR and its carrying value. Additionally, as of December 31,

2023, we recorded an impairment relating to purchased convertible notes from ClaroVTR totaling Ps.12.2 billion. Both amounts are recorded in the “valuation of derivatives, interest cost from labor obligations and other financial items” caption of the consolidated statements of comprehensive income in our audited consolidated financial statements. See Note 22 to our audited consolidated financial statements.

•
On February 6, 2023, we entered into a definitive agreement with Österreichische Beteiligungs AG (“OBAG”) with respect to OBAG’s and América Móvil’s participations in Telekom Austria AG (“Telekom Austria” or “TKA”) (the “TKA Shareholders Agreement”), which became effective on February 6, 2023. The TKA Shareholders Agreement provides a new
10-year
term from February 2, 2023 and ensures América Móvil’s leadership and control over Telekom Austria Group by providing América Móvil with the right to nominate the majority of Telekom Austria Group’s supervisory board members and to nominate the chairman and chief executive officer of Telekom Austria Group’s management board with the decision-making vote over all management decisions. As part of the renewal of the TKA Shareholders Agreement, América Móvil and OBAG agreed to firmly support the spin-off
of the mobile towers in most of the countries in which TKA operates, including Austria. In furtherance of the foregoing, we procured a
€
500 million, five-year bullet loan on behalf of EuroTeleSites AG (“EuroTeleSites”), the company designated to own TKA’s towers after the spin-off.
On July 6, 2023, EuroTeleSites launched a
€
500 million 5.25% five-year bond. The five-year bullet loan and five-year bond were designed to ensure EuroTeleSite’s full funding at the time of the tower spin-off. The spin-off
of TKA’s tower business, in all countries in which TKA operates, other than Belarus, was approved by the shareholders of TKA in an extraordinary shareholders’ meeting on August 1, 2023. On September 22, 2023, TKA completed the spin-off
of its telecommunications towers and other related passive infrastructure in all countries in which TKA operates, other than Belarus, and listed the shares of EuroTeleSites on the Vienna Stock Exchange. As part of the spin-off,
TKA contributed to EuroTeleSites net total assets of
€
290 million in the form of capital stock, assets and liabilities, mainly consisting of the shares of TKA’s subsidiary. Both of TKA and EuroTeleSites are indirect subsidiaries of América Móvil over which América Móvil retains a controlling interest.

For additional information on our acquisitions and investments, see Note 12 to our audited consolidated financial statements included in this annual report.

MARKETING
We advertise our services and products through different channels with consistent and distinct branding and targeted marketing. We advertise via print, radio, television, digital media, sports event sponsorships and other outdoor advertising campaigns. In 2023, our efforts were mainly focused on promoting our 5G services, our fiber optic rollout, leveraging the speed and quality of our networks and our fixed bundled offers, which compete on broadband speed and premium content.
We build on the strength of our well-recognized brand names to increase consumer awareness and customer loyalty. Building brand recognition is crucial for our business, and we have managed to position our brands as those of a premium carrier in most countries where we operate. According to the 2023 Brand Finance Telecom 150 report, Claro and Telcel ranked among the top thirty and top fifty strongest brands, respectively, in the telecom sector worldwide. Also, in the Brand Finance Latin America report Claro was named the most valuable telecom brand and ranked as the third most valuable brand in the Latin America region. Kantar BrandZ named Telcel as the most valuable brand in Mexico. In addition, a year-end
2023 study by Austrian Brand Monitor found that A1, the brand name behind Telekom Austria, ranked number one in the Austrian telecommunications market for brand preference.
SALES AND DISTRIBUTION
Our extensive sales and distribution channels help us attract new customers and develop new business opportunities. We primarily sell our services and products through a network of retailers and service centers for retail customers and a dedicated sales force for corporate customers, with more than 380,000 points of sale and more than 3,350 customer service centers. Our subsidiaries also sell their services and products online.
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

PART II

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Discontinued Operations
On November 23, 2021, we completed the sale of our U.S. operations to Verizon, as previously disclosed in our press release furnished on a report on Form
6-K
on November 23, 2021. As a result of the sale of TracFone, in accordance with IFRS 5, the operations of TracFone are classified as discontinued operations for the reporting periods prior to 2022 presented in the consolidated financial information included in this annual report. Accordingly, results are presented in the “profit (loss) after tax for the year from discontinued operations” in the consolidated financial information included in this annual report. Operating and financial information presented herein therefore excludes TracFone, including for periods prior to the sale.
On July 1, 2022, we completed the sale of our Panamanian operations to Cable & Wireless Panama, S.A., an affiliate of LLA, as previously disclosed in our press release furnished on a report on Form
6-K
on July 1, 2022. As a result of the sale of Claro Panama, in accordance with IFRS 5, the operations of Claro Panama are classified as discontinued operations for the reporting periods prior to 2023 presented in the consolidated financial information included in this annual report. Accordingly, where applicable, results are presented in the “profit (loss) after tax for the year from discontinued operations” in the consolidated financial information included in this annual report. Operating and financial information presented herein therefore excludes Claro Panama, including for periods prior to the sale.
On October 6, 2022, we entered into an agreement to combine our Chilean operations with LLA in order to create ClaroVTR, a 50:50 joint venture, as a result of which Claro Chile ceased to be our wholly owned subsidiary, as previously disclosed in our press release furnished on a report on Form
6-K
on October 6, 2022. In accordance with IFRS 11, this transaction was classified as a joint venture, since we exercise joint control over ClaroVTR with LLA, and all relevant decisions require the consent of both parties. As a result of the incorporation of the ClaroVTR as a joint venture, in accordance with IFRS 5, the operations of Claro Chile are classified as discontinued operations for the reporting periods prior to 2023 presented in the consolidated financial information included in this annual report and are recognized through the equity method from October 6, 2022. Accordingly, where applicable, results are presented in the “profit (loss) after tax for the year from discontinued operations” in the consolidated financial information included in this annual report. Operating and financial information presented herein therefore excludes Claro Chile, including for periods prior to the joint venture agreement.
Segments
We have operations in 22 countries, which are aggregated for financial reporting purposes into ten reportable segments. Our operations in Mexico are presented in two segments—Mexico Wireless and Mexico Fixed, which consist mainly of Telcel and Telmex, respectively. Our headquarters’ operations are allocated to the Mexico Wireless segment. Our operations in the Southern Cone are presented in two segments, Argentina, and Uruguay and Paraguay. Financial information about our segments is presented in Note 23 to our audited consolidated financial statements included in this annual report.
The factors that drive our financial performance differ in the various countries where we operate, including the competitive landscape, the regulatory environment and economic factors, among others. Accordingly, our results of operations in each period reflect a combination of these effects on our different segments.
Constant Currency Presentation
Our financial statements are presented in Mexican pesos, but our operations outside Mexico account for a significant portion of our operating revenues. Currency variations between the Mexican peso and the currencies of our non-Mexican
subsidiaries, especially the Euro, U.S. dollar, Brazilian real, Colombian peso and Argentine peso, affect our results of operations as reported in Mexican pesos. In the following discussion regarding our operating results, we include a discussion of the change in the different components of our revenues between periods at constant exchange rates, i.e., using the same exchange rate from the year end of the prior fiscal year to translate the local-currency results of our non-Mexican
operations for both periods. We believe that this additional information helps investors better understand the performance of our non-Mexican
operations and their contribution to our consolidated results.
All comparisons at constant exchange rates in our consolidated figures exclude Argentina.
Our Argentine subsidiary is subject to the accounting guidelines applicable to hyperinflationary economies, with all the accounting variables expressed in real terms at constant Argentine pesos. Pursuant to IFRS rules, for consolidation purposes in our consolidated financial statements—with no other economy considered hyperinflationary—Argentine peso figures expressed in constant Argentine peso terms at the prevailing prices at the end of a reporting period must be converted into Mexican pesos at the exchange rate observed at the end of such reporting period. Due to hyperinflationary conditions in Argentina and the magnitude of the Argentine peso’s depreciation, the application of the above-referenced norm generates unusual effects. Therefore, we exclude Argentina from all consolidated figures cited at constant exchange rates.

Effects of Exchange Rates
Our results of operations are affected by changes in currency exchange rates. In 2023 compared to 2022, the Mexican peso was stronger against several of our operating currencies, including the U.S. Dollar, the Euro, the Brazilian real and the Colombian peso.
Since most of our debt is issued by América Móvil out of Mexico, to the extent that our functional currency, the Mexican peso, appreciates or depreciates against the currencies in which our indebtedness is denominated, we may incur foreign exchange gains or losses that are recorded as foreign currency exchange (loss) gain, net in our consolidated statements of comprehensive income.
Changes in exchange rates also affect the fair value of derivative financial instruments that we use to manage our currency-risk exposure, which are generally not accounted for as hedging instruments. In 2023, the Mexican peso strengthened against the currencies in which most of our indebtedness is denominated, and we recorded net foreign exchange gains of Ps.14.7 billion and net fair value losses on derivatives of Ps.10.3 billion. In 2022, the Mexican peso strengthened against the currencies in which most of our indebtedness is denominated, and we recorded net foreign exchange gains of Ps.20.8 billion and net fair value losses on derivatives of Ps.28.6 billion. See Note 7 to our audited consolidated financial statements included in this annual report.
Effects of Regulation
We operate in a regulated industry. Our results of operations and financial condition have been, and will continue to be, affected by regulatory actions and changes. Significant regulatory developments are presented in more detail in “Regulation” under Part VI and “Risk Factors” under Part III of this annual report.
Comparison of Results of Operations Between 2022 and 2021
Discussions of year-over-year comparisons between 2022 and 2021 that are not included in this report can be found under Part II, “Operating and Financial Review and Prospects” of our Form
20-F
for the fiscal year ended December 31, 2022, as filed on May 1, 2023 (File
No. 001-16269).
Due to classifying Claro Panama’s and Claro Chile’s operations as discontinued operations for all years prior to 2023 presented in the consolidated financial information included in this report, the year-over-year comparisons presented in our Form
20-F
for the fiscal year ended December 31, 2022, as filed on May 1, 2023, may not align with the figures presented herein for the same periods.
Composition of Operating Revenues
In 2023, our total operating revenues were Ps.816.0 billion. Our operating revenues are derived from the sale of wireless and fixed voice services, wireless and fixed data services, including OTT services, value-added services and IT solutions, Pay TV, equipment, accessories and other services. For more information, see “Operating and Financial Review and Prospects—Results of Operations” under Part II of this annual report.
Seasonality of our Business
Our business is subject to a certain degree of seasonality, characterized by a higher number of new customers during the fourth quarter of each year. We believe this seasonality is mainly driven by the Christmas shopping season.
General Trends Affecting Operating Results
Our results of operations in 2023 reflected several continuing long-term trends, including:

•	intense competition, with growing costs for marketing and subscriber acquisition and retention, as well as increasing service prices;

•	developments in the telecommunications regulatory environment;

•	growing demand for data services over fixed and wireless networks, as well as for smartphones and devices with stronger data service capabilities;

•	declining demand for voice services;

•	declining demand for traditional Pay TV services;

•	increasing capital expenditures linked to higher demand for connectivity;

•	our continued strategic focus on our cost savings programs in view of pressures from costs of customer care, the growing size and complexity of our infrastructure and general price inflation; and

•	instability in economic conditions caused by political uncertainty, inflation and volatility in financial markets and exchange rates.
These trends are broadly characteristic of our businesses in all regions in recent years, and they have affected comparable telecommunications providers as well.

CONSOLIDATED RESULTS OF OPERATIONS FOR 2023 AND 2022
As described above under “Constant Currency Presentation,” due to hyperinflationary conditions in Argentina, for comparative purposes, our consolidated results of operations at constant exchange rates exclude Argentina.
Operating Revenues
Total operating revenues for 2023 decreased by 3.4%, or Ps.28.5 billion, over 2022. At constant exchange rates, total operating revenues for 2023 increased by 5.1% over 2022. This increase at constant exchange rates principally reflects an increase in mobile service revenues and a favorable trend in fixed services, partially offset by a decrease in fixed voice and Pay TV service revenues.
SERVICE REVENUES.
Service revenues for 2023 decreased by 3.3%, or Ps.23.8 billion, over 2022. At constant exchange rates, service revenues for 2023 increased by 5.2% over 2022. This increase at constant exchange rates principally reflects increases in revenues from our prepaid and postpaid mobile services, broadband and corporate services networks, which were partially offset by a decrease in revenues from our fixed voice and Pay TV services.
SALES OF EQUIPMENT.
Sales of equipment revenues for 2023 decreased by 3.5%, or Ps.4.7 billion, over 2022. At constant exchange rates, sales of equipment revenues for 2023 increased by 4.6% over 2022. This increase at constant exchange rates principally reflects higher sales of smartphones, data-enabled devices and accessories in Brazil, Mexico, Austria, Colombia and Ecuador, which were partially offset by lower sales in Central America and Peru.
Operating Costs and Expenses
TOTAL OPERATING COSTS AND EXPENSES.
Total operating costs and expenses for 2023 decreased by 3.6%, or Ps.18.6 billion, over 2022. At constant exchange rates, total operating costs and expenses for 2023 increased by 4.8% over 2022. This increase in operating costs and expenses at constant exchange rates principally reflects increased costs associated with electric energy, network maintenance, lease space, IT and logistics.
COST OF SALES AND SERVICES.
Cost of sales and services decreased by 4.3%, or Ps.14.1 billion, over 2022. At constant exchange rates, cost of sales and services for 2023 increased by 3.9% over 2022. This increase in costs of sales and services at constant exchange rates principally reflects an increase in sales of higher-end
smartphones as well as, increased electric energy costs,
corporate network, IT services and network maintenance costs. This increase was partially offset by our cost savings program.
COMMERCIAL, ADMINISTRATIVE AND GENERAL EXPENSES.
Commercial, administrative and general expenses for 2023 decreased by 3.6%, or Ps.6.5 billion, over 2022. As a percentage of operating revenues, commercial, administrative and general expenses were 21.2% for 2023, the same as 2022. At constant exchange rates, commercial, administrative and general expenses for 2023 increased by 5.1% over 2022. This increase in commercial, administrative and general expenses at constant exchange rates principally reflects the recognition of certain uncollectible accounts, increased expenses for frequency rights-of-use
(i.e.,
concessions), improvements to customer service centers and advertising.
OTHER EXPENSES.
Other expenses for 2023 increased by Ps.2.0 billion over 2022, principally due to the cost of sales of towers in Peru and the Dominican Republic.
DEPRECIATION AND AMORTIZATION.
Depreciation and amortization for 2023 decreased by 4.3%, or Ps.6.8 billion, over 2022. As a percentage of operating revenues, depreciation and amortization were 18.6% for 2023, a decrease of 0.2% over 2022. At constant exchange rates, depreciation and amortization for 2023 increased by 8.3% over 2022. This increase in depreciation and amortization at constant exchange rates principally reflects higher amortization of rights-of-use
for towers owned by Sitios Latam, higher capital expenditures in Brazil, our acquisition of 32.0% of Oi Group’s mobile business in Brazil in April 2022 and amortization of 5G license payments.
Operating Income
Operating income for 2023 decreased by 1.8%, or Ps.3.1 billion, over 2022. Operating margin (operating income as a percentage of operating revenues) was 20.6% for 2023, which represented an increase of 0.3% over 2022.
Non-Operating
Items
NET INTEREST EXPENSE.
Net interest expense (interest expense less interest income) for 2023 decreased by 4.2%, or Ps.1.5 billion, over 2022. This decrease principally reflects a decrease in interest expense on debt due to changes in interest rates in Brazil.
FOREIGN CURRENCY EXCHANGE GAIN, NET.
We recorded a net foreign currency exchange gain of Ps.14.7 billion for 2023, compared to our net foreign currency exchange gain of Ps.20.8 billion for 2022. This decrease principally reflects the depreciation of certain currencies against the Mexican Peso, in which our indebtedness is denominated, particularly, the U.S. dollar, the euro and the British pound sterling.
VALUATION OF DERIVATIVES, INTEREST COST FROM LABOR OBLIGATIONS AND OTHER FINANCIAL ITEMS, NET.
We recorded a net loss of Ps.26.8 billion for 2023 on the valuation of derivatives, interest cost from labor obligations and other financial items, net, compared to a net loss of Ps.19.1 billion for 2022. The change in 2023 principally reflects a loss on derivative instruments as a result of the depreciation of some of the currencies in which our indebtedness is denominated. In September 2023, we identified impairment indicators and assessed that there is objective evidence that ClaroVTR is impaired. As a result, an amount of Ps.4.7 billion was recorded as the difference between the recoverable amount of ClaroVTR and its carrying value. Additionally, as of December 31, 2023, we recorded an impairment relating to purchased convertible notes from ClaroVTR totaling Ps.12.2 billion. Both amounts are recorded under “valuation of derivatives, interest cost from labor obligations and other financial items” in our consolidated statements of comprehensive income. The other reasons for the change in 2023 stem from immaterial transactions. See Note 22 to our audited consolidated financial statements.
INCOME TAX.
Our income tax expense in 2023 decreased by 25.0%, or Ps.11.5 billion, over 2022 (excluding income tax for discontinued operations in Panama and Chile). This decrease mainly reflects less profit before income tax due to a decrease in our net foreign currency exchange gains and other effects, including a Ps.12.2 billion impairment of ClaroVTR’s purchased convertible notes, in 2023.
Our effective corporate income tax rate as a percentage of profit before income tax was 29.9% for 2023, compared to 34.3% for 2022. This rate differed from the applicable rate of 30.0% under Mexican law and changed year over year mainly due to the tax effects of higher inflation on several of our subsidiaries, other tax benefits in Brazil and net operating losses in Brazil and in our Mexican fixed line business.
Net Profit
We recorded a net profit of our continuing operations of Ps.80.8 billion for 2023, a decrease of 8.4%, or Ps.7.4 billion, over 2022.
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
The following table sets forth the exchange rates used to translate the results of our most significant non Mexican operations, as expressed in Mexican pesos per foreign currency unit, and the change from the rate used in the prior period. The U.S. dollar is the functional currency in several of the countries or territories in which we or our subsidiaries operate, including Ecuador, Puerto Rico and El Salvador.

MEXICAN PESOS PER FOREIGN CURRENCY UNIT (AVERAGE FOR THE PERIOD) FOR THE YEARS ENDED DECEMBER 31,

	2022	2023	% CHANGE
Brazilian real	3.9045	3.5545	(9.0)

Colombian peso	0.0048	0.0041	(14.6)

Argentine peso	0.1586	0.0681	(57.1) (1)

U.S. dollar	20.1283	17.7617	(11.8)

Euro	21.2285	19.2047	(9.5)

(1)
  As of December 31, 2023, the devaluation of the Argentine peso against the Mexican peso is due pri- marily to economic policies established by the new Argentine presidential administration. The stated goals of the policies involve, among other things, the devaluation of the Argentine peso by more than 50 percent against the U.S. dollar.

The tables below set forth operating revenues and operating income for each of our segments for the years indicated.

	YEAR ENDED DECEMBER 31, 2023

	OPERATING REVENUES		OPERATING INCOME

	(in millions of Mexican pesos)	(as a % of total operating revenues)	(in millions of Mexican pesos)	(as a % of total operat- ing income)
Mexico Wireless	Ps. 258,788	31.7	Ps. 84,817	50.6

Mexico Fixed	101,832	12.5	12,064	7.2

Brazil	166,710	20.4	25,618	15.3

Colombia	62,718	7.7	9,959	5.9

Southern Cone (Argentina)	18,923	2.3	515	0.3

Southern Cone (Paraguay and Uruguay)	4,006	0.5	(444)	(0.3)

Andean Region	52,992	6.5	10,639	6.3

Central America (1)	44,064	5.4	6,956	4.1

Caribbean	38,268	4.7	7,723	4.6

Europe	100,836	12.4	15,752	9.4

Eliminations	(33,124)	(4.1)	(5,815)	(3.4)
Total	Ps. 816,013	100.0	Ps. 167,784	100.0

	YEAR ENDED DECEMBER 31, 2022

	OPERATING REVENUES		OPERATING INCOME

	(in millions of Mexican pesos)	(as a% of total operating revenues)	(in millions of Mexican pesos)	(as a% of total operat- ing income)
Mexico Wireless	Ps. 245,899	29.1	Ps. 76,709	44.9

Mexico Fixed	99,985	11.8	16,172	9.5

Brazil	170,880	20.2	26,666	15.6

Colombia	71,300	8.4	14,171	8.3

Southern Cone (Argentina)	34,517	4.1	2,571	1.5

Southern Cone (Paraguay and Uruguay)	4,521	0.5	(778)	(0.5)

Andean Region	55,498	6.6	8,262	4.8

Central America (1)	47,215	5.6	7,540	4.4

Caribbean	42,714	5.1	10,285	6.0

Europe	105,956	12.5	16,156	9.5

Eliminations	(33,984)	(3.9)	(6,883)	(4.0)
Total	Ps. 844,501	100.0	Ps. 170,871	100.0
(1) Excludes Claro Panama.
INTERPERIOD SEGMENT COMPARISONS
The following discussion addresses the financial performance of each of our reportable segments by comparing results for 2023 and 2022. In the year-over-year comparisons for each segment, we include percentage changes in operating revenues, percentage changes in operating income and operating margin (operating income as a percentage of operating revenues), in each case calculated based on the segment financial information presented in Note 23 to our audited consolidated financial statements.
Each reportable segment includes all income, cost and expense eliminations that occurred between subsidiaries within the reportable segment. The Mexico Wireless segment also includes corporate income, costs and expenses.
For all segments, we also include percentage changes in adjusted segment operating revenues, adjusted segment operating income and adjusted operating margin (adjusted operating income as a percentage of adjusted operating revenues), which consist of segment operating revenues, segment operating income and segment operating margin, respectively, minus (i) certain intersegment transactions, (ii) for our non-Mexican
segments, the effects of foreign currency translation and (iii) for the Mexican Wireless segment only, revenues and costs of group corporate activities and other businesses that are allocated to the Mexico Wireless segment. The following discussions provide a quantification of these non-IFRS
financial measures, presented herein to the most directly comparable financial measures calculated and presented in accordance with IFRS. We have provided the non-IFRS
financial measures herein, which are not calculated or presented in accordance with IFRS, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with IFRS.
These supplemental
non-IFRS
financial measures are presented because management has evaluated our financial results both including and excluding the adjusted items and believes that the supplemental non-IFRS
financial measures presented provide additional perspective and insights when analyzing our core operating performance from period to period and trends in our historical operating results. These supplemental non-IFRS
financial measures should not be considered superior to, as a substitute for or as an alternative to, and should be considered in conjunction with, the IFRS financial measures presented herein.
Except for the Southern Cone – Argentina segment, comparisons in the following discussion are calculated using figures in Mexican pesos. For the Southern Cone – Argentina segment only, due to hyperinflationary conditions in Argentina, comparisons in the following discussion are calculated using figures in constant Argentine peso terms, i.e., adjusted for inflation in accordance with International Accounting Standard (“IAS”) 29 Financial Reporting in Hyperinflationary Economies (“IAS 29”), and must be converted into Mexican pesos at the exchange rate observed at the end of the period per IFRS rules, as described above under “Constant Currency Presentation.”
Discussions of year-over-year comparisons between 2022 and 2021 that are not included in this report can be found under Part II, Operating and Financial Review and Prospects of our Form
20-F
for the fiscal year ended December 31, 2022, as filed on May 1, 2023.

2023 COMPARED TO 2022
Mexico Wireless
The number of prepaid wireless subscriptions for 2023 increased by 0.9% over 2022, and the number of postpaid wireless subscriptions increased by 2.4%, resulting in an increase in the total number of wireless subscriptions in Mexico of 1.2%, or 983 thousand, to approximately 83.8 million as of December 31, 2023.
Segment operating revenues for 2023 increased by 5.2% over 2022. Adjusted segment operating revenues were Ps.239.6 billion in 2023 and Ps.226.2 in 2022, after giving effect to adjustments of Ps.(19.2) billion and Ps.(19.7) billion, respectively, for intersegment transactions and revenues of group corporate activities and other businesses that are allocated to the Mexico Wireless segment. This represents an increase of 5.9% in adjusted segment operating revenues in 2023 as compared to 2022, which principally reflects an increase in mobile services in prepaid and postpaid plans.
Segment operating income for 2023 increased by 10.6% over 2022. Adjusted segment operating income was Ps.98.1 billion in 2023 and Ps.91.1 billion in 2022, after giving effect to adjustments of Ps.13.3 billion and Ps.14.4 billion, respectively, for intersegment transactions and revenues and costs of group corporate activities and other businesses that are allocated to the Mexico Wireless segment. This represents an increase in adjusted segment operating income of 7.7% in 2023 as compared to 2022.
Segment operating margin was 32.8% in 2023, as compared to 31.2% in 2022. Adjusted segment operating margin was 40.9% in 2023, as compared to 40.3% in 2022. This slight increase in segment operating margin for 2023 principally reflects the effects of our cost savings program, partially offset by increases in costs associated with maintenance, customer care and adjustments in wages and salaries.
Mexico Fixed
The number of fixed voice RGUs in Mexico for 2023 decreased by 1.1% over 2022, and the number of broadband RGUs in Mexico increased by 4.6%, resulting in an increase in total fixed RGUs in Mexico of 1.7% over 2022, or 347 thousand, to approximately 21.2 million as of December 31, 2023.
Segment operating revenues for 2023 increased by 1.8% over 2022. Adjusted segment operating revenues were Ps.84.8 billion in 2023 and Ps.83.0 billion in 2022, after giving effect to adjustments of Ps.(17.0) billion and Ps.(16.9) billion for intersegment transactions. This represents an increase of 2.1% in adjusted segment operating revenues in 2023 as compared to 2022, which principally reflects a stable increase in broadband by 7.2% and corporate network services by 11.3%, which was partially offset by a continued decrease in fixed voice revenues by 1.9% and long distance services by 13.8%.
Segment operating income for 2023 decreased by 25.4% over 2022. Adjusted segment operating (loss) income was Ps.(0.1) billion in 2023 and Ps.4.5 billion in 2022, after giving effect to adjustments of Ps.(12.2) billion and Ps.(11.7) billion, respectively, for intersegment transactions. This represents a decrease of 102.6% in adjusted segment operating income in 2023 as compared to 2022, which principally reflects increases in network maintenance costs, technical expenses and the contractual salary of our employees.
Segment operating margin was 11.8% in 2023, as compared to 16.2% in 2022. Adjusted segment operating margin was (0.1)% in 2023, as compared to 5.4% in 2022. The decrease in segment operating margin for 2023 principally reflects a decrease in revenues from voice services and an increase in network maintenance costs and technical expenses.
Brazil
The number of prepaid wireless subscriptions for 2023 decreased by 2.3% over 2022, and the number of postpaid wireless subscriptions increased by 9.7%, resulting in an increase in the total number of wireless subscriptions in Brazil of 4.4%, or 3.7 million, to approximately 87.0 million as of December 31, 2023. The increase in postpaid wireless subscriptions is due primarily to commercial efforts aimed at converting prepaid subscriptions to postpaid subscriptions. The number of fixed voice RGUs for 2023 decreased by 8.3% over 2022, the number of broadband RGUs increased by 2.2%, and the number of Pay TV RGUs decreased by 9.5%, resulting in a decrease in total fixed RGUs in Brazil of 4.3%, or 1.0 million, to approximately 23.1 million as of December 31, 2023. The number of Pay TV RGUs for 2023 and 2022 has been adjusted to the criteria by which we report to the local regulator.
Segment operating revenues for 2023 decreased by 2.4% over 2022. Adjusted segment operating revenues were Ps.178.2 billion in 2023 and Ps.166.0 billion in 2022, after giving effect to adjustments of Ps.11.5 billion and Ps.(4.9) billion, respectively, for intersegment transactions and the effects of foreign currency translation. This represents an increase of 7.4% in adjusted segment operating revenues in 2023 as compared to 2022, which principally reflects stronger performance in prepaid, postpaid, and broadband services, partially offset by fixed voice and Pay TV.

Segment operating income for 2023 decreased by 3.9% over 2022. Adjusted segment operating income was Ps.26.1 billion in 2023 and Ps.24.1 billion in 2022, after giving effect to adjustments of Ps.0.5 billion and Ps.(2.5) billion, respectively, for intersegment transactions and the effects of foreign currency translation. This represents an increase of 8.1% in adjusted segment operating income in 2023 as compared to 2022.
Segment operating margin was 15.4% in 2023, as compared to 15.6% in 2022. Adjusted segment operating margin was 14.6% in 2023, as compared to 14.5% in 2022. This slight increase in adjusted segment operating margin for 2023 principally reflects the effects of our cost savings program, partially offset by an increase in wages and salaries, maintenance and leases.
Colombia
The number of prepaid wireless subscriptions for 2023 increased by 4.2% over 2022, and the number of postpaid wireless subscriptions increased by 5.4%, resulting in an increase in the total number of wireless subscriptions in Colombia of 4.5%, or 1.7 million, to approximately 39.2 million as of December 31, 2023. The number of fixed voice RGUs for 2023 increased by 4.5% over 2022, the number of broadband RGUs increased by 1.4% and the number of Pay TV RGUs increased by 0.5%, resulting in an increase in total fixed RGUs in Colombia of 2.1%, or 192 thousand, to approximately 9.4 million as of December 31, 2023.
Segment operating revenues for 2023 decreased by 12.0% over 2022. Adjusted segment operating revenues Ps.72.7 billion in 2023 and Ps.71.3 billion in 2022, after giving effect to adjustments of Ps.10.0 billion and Ps.13.8 million, respectively, for intersegment transactions and the effects of foreign currency translation. This represents an increase of 2.0% in adjusted segment operating revenues in 2023 as compared to 2022, which principally reflects an increase in service and equipment revenues.
Segment operating income for 2023 decreased by 29.7% over 2022. Adjusted segment operating income was Ps.15.2 billion in 2023 and Ps.17.6 billion in 2022, after giving effect to adjustments of Ps.5.2 billion and Ps.3.4 billion, respectively, for intersegment transactions and the effects of foreign currency translation. This represents a decrease of 13.8% in adjusted segment operating income in 2023 as compared to 2022.
Segment operating margin was 15.9% in 2023, as compared to 19.9% in 2022. Adjusted segment operating margin was 20.8% in 2023, as compared to 24.6% in 2022. This decrease is due to the impact of exchange rate fluctuations on U.S. dollar-denominated costs such as content and network maintenance, and expenses linked to inflation, such as electric energy costs.
Southern Cone – Argentina
As described above under “Interperiod Segment Comparisons,” due to hyperinflationary conditions in Argentina, comparisons in the following discussion are calculated using figures in constant Argentine peso terms, i.e., adjusted for inflation in accordance with IAS 29.
The number of prepaid wireless subscriptions for 2023 increased by 5.2% over 2022, and the number of postpaid wireless subscriptions increased by 3.2%, resulting in an increase in the total number of wireless subscriptions in Argentina of 4.4%, or 1.1 million, to approximately 25.0 million as of December 31, 2023. The number of fixed voice RGUs for 2023 increased by 23.3% over 2022, the number of broadband RGUs increased by 25.4%, and the number of Pay TV RGUs increased by 36.8%, resulting in an increase of total fixed RGUs of 26.1%, or 665 thousand, to approximately 3.2 million as of December 31, 2023.
Segment operating revenues for 2023 decreased by 8.2% over 2022. Adjusted segment operating revenues were Ps.18.9 billion in 2023 and Ps.20.6 billion in 2022, after giving effect to adjustments of Ps.(38.4) million and Ps.(13.9) billion, respectively, for intersegment transactions and the effects of foreign currency translation. This represents a decrease of 8.2% in adjusted segment operating revenues in 2023 as compared to 2022, which is attributable to decreases in mobile service revenue, offset by increases in fixed line platform (broadband and PayTV).
Segment operating income for 2023 decreased by 38.6% over 2022. Adjusted segment operating income was Ps.6.2 billion in 2023 and Ps.6.6 billion in 2022, after giving effect to adjustments of Ps.5.7 billion and Ps.4.0 billion, respectively, for intersegment transactions and the effects of foreign currency translation. This represents a decrease of 5.9% in adjusted segment operating income in 2023 as compared to 2022.
Segment operating margin was 8.5% as compared to 12.7% in 2022. Adjusted segment
operating margin was 32.9% in 2023, as compared to 32.1% in 2022. This increase in adjusted operating margin principally reflects an increase in fixed line platform (broadband and PayTV), which was offset by decreases in equipment revenue and mobile services.

Southern Cone – Paraguay and Uruguay
The number of prepaid wireless subscriptions for 2023 decreased by 5.3% over 2022, and the number of postpaid wireless subscriptions increased by 18.1%, resulting in an increase in the total number of wireless subscriptions in Paraguay and Uruguay of 2.5%, or 76 thousand, to approximately 3.1 million as of December 31, 2023. In Paraguay and Uruguay, the number of broadband RGUs increased by 39.9%, and the number of Pay TV RGUs decreased by 8.3%, resulting in an increase in total fixed RGUs in Paraguay and Uruguay of 5.8%, or 18 thousand, to approximately 337 thousand as of December 31, 2023.
Segment operating revenues for 2023 decreased by 11.4% over 2022. Adjusted segment operating revenues were Ps.4.5 billion in 2023, the same as in 2022, after giving effect to adjustments of Ps.0.5 billion and Ps.(55.2) million, respectively, for intersegment transactions and the effects of foreign currency translation. This represents an increase of 1.8% in adjusted segment operating revenues for 2023 as compared to 2022, which principally reflects increases in postpaid and broadband revenues, partially offset by decreases in Pay TV revenues in Paraguay and prepaid mobile revenues in Uruguay.
Segment operating loss for 2023 decreased by 42.9% over 2022. Adjusted segment operating loss was Ps.(54) million in 2023 and Ps.(0.1) billion in 2022, after giving effect to adjustments of Ps.0.4 billion and Ps.0.7 billion, respectively, for intersegment transactions and the effects of foreign currency translation. This represents a decrease of 47.3% in adjusted segment operating loss in 2023 as compared to 2022.
Segment operating margin was (11.1)% in 2023, as compared to (17.2)% in 2022. Adjusted segment operating margin was (1.2)% in 2023, as compared to (2.3)% in 2022. This improvement in segment operating margin for 2023 principally reflects increases in postpaid and broadband revenues, partially offset by decreases in prepaid and Pay TV revenues in Paraguay and decreases in prepaid revenues in Uruguay.
Andean Region – Ecuador and Peru
The number of prepaid wireless subscriptions for 2023 increased by 1.1% over 2022, and the number of postpaid wireless subscriptions increased by 5.4%, resulting in an increase in the total number of wireless subscriptions in our Andean Region segment of 2.7%, or 570 thousand, to approximately 21.9 million as of December 31, 2023. The number of fixed voice RGUs for 2023 decreased by 13.7% over 2022, the number of broadband RGUs increased by 1.3% and the number of Pay TV RGUs decreased by 6.3%, resulting in a decrease in total fixed RGUs in our Andean
Region segment of 5.2%, or 136 thousand, to approximately 2.5 million as of December 31, 2023.
Segment operating revenues for 2023 decreased by 4.5% over 2022. Adjusted segment operating revenues were Ps.59.1 billion in 2023 and Ps.55.5 billion in 2022, after giving effect to adjustments of Ps.6.2 billion and Ps.37.2 million, respectively, for intersegment transactions and the effects of foreign currency translation. This represents an increase of 6.5% in adjusted segment operating revenues in 2023 as compared to 2022, which principally reflects increases in revenues in both Peru and Ecuador. In Peru, the increase in revenues reflects higher revenues from postpaid wireless, broadband, corporate networks and Pay TV services, partially offset by a decrease in fixed voice revenues. In Ecuador, the increase in revenues reflects higher revenues from postpaid, broadband and corporate services, partially offset by a decrease in prepaid and fixed voice revenues.
Segment operating income for 2023 increased by 28.8% over 2022. Adjusted segment operating income was Ps.14.9 billion in 2023 and Ps.10.9 billion in 2022, after giving effect to adjustments of Ps.4.3 billion and Ps.2.6 billion, respectively, for intersegment transactions and the effects of foreign currency translation. This represents an increase of 36.8% in segment operating income in 2023 as compared to 2022, which principally reflects an increase in adjusted operating income of 12.1% in Ecuador and an increase in adjusted operating income of 62.2% in Peru.
Segment operating margin was 20.1% in 2023, as compared to 14.9% in 2022. Adjusted segment operating margin was 25.2% in 2023, as compared to 19.6% in 2022. This increase in the segment operating margin for 2023 principally reflects the effects of our cost savings program, partially offset by increases in electric energy, maintenance and administration costs.
Central America - Guatemala, El Salvador, Honduras, Nicaragua and Costa Rica
The number of prepaid wireless subscriptions for 2023 increased by 2.6% over 2022, and the number of postpaid wireless subscriptions increased by 9.0%, resulting in an increase in the total number of wireless subscriptions in our Central America segment of 3.6%, or 600 thousand, to approximately 17.3 million as of December 31, 2023. The number of fixed voice RGUs for 2023 increased by 3.6% over 2022, the number of broadband RGUs increased by 8.4%, and the number of Pay TV RGUs increased by 8.6%, resulting in an increase in total fixed RGUs in our Central America segment of 6.5%, or 300 thousand, to approximately 4.9 million as of December 31, 2023.

Segment operating revenues for 2023 decreased by 6.7% over 2022. Adjusted segment operating revenues were Ps.49.9 billion in 2023 and Ps.47.1 billion in 2022, after giving effect to adjustments of Ps.5.8 billion and Ps.(94.8) million, respectively, for intersegment transactions and the effects of foreign currency translation. This represents an increase of 5.8% in adjusted segment operating revenues in 2023 as compared to 2022.
Segment operating income for 2023 decreased by 7.7% over 2022. Adjusted segment operating income was Ps.9.9 billion in 2023 and Ps.9.4 billion in 2022, after giving effect to adjustments of Ps.2.9 billion and Ps.1.8 billion, respectively, for intersegment transactions and the effects of foreign currency translation.. This represents an increase of 5.8% in adjusted segment operating income in 2023 as compared to 2022, which principally reflects increases in all service revenues other than fixed voice.
Segment operating margin was 15.8% in 2023, as compared to 16.0% in 2022. Adjusted segment operating margin was 19.9% in 2023, the same as in 2022. The variation in our segment operating margin for 2023 principally reflects slight increases in infrastructure leasing, maintenance and commercial expenses.
Caribbean – The Dominican
Republic and Puerto Rico
The number of prepaid wireless subscriptions for 2023 increased by 3.5% over 2022, and the number of postpaid wireless subscriptions increased by 3.0%, resulting in an increase in the total number of wireless subscriptions in our Caribbean segment of 3.4%, or 247 thousand, to approximately 7.6 million as of December 31, 2023. The number of fixed voice RGUs for 2023 decreased by 0.6% over 2022, the number of broadband RGUs increased by 2.8% and the number of Pay TV RGUs decreased by 1.8%, resulting in a slight increase in total fixed RGUs of 0.5%, or 13 thousand, to approximately 2.8 million as of December 31, 2023.
Segment operating revenues for 2023 decreased by 10.4% over 2022. Adjusted segment operating revenues were Ps.42.0 billion in 2023 and Ps.40.9 billion in 2022, after giving effect to adjustments of Ps.3.7 billion and Ps.(1.8) billion, respectively, for intersegment transactions and the effects of foreign currency translation. This represents an increase of 2.6% in adjusted segment operating revenues in 2023 as compared to 2022, which principally reflects an increase in postpaid, broadband and corporate networks in Puerto Rico and the Dominican Republic, which was partially offset by decreases in prepaid revenues in the Dominican Republic and in fixed voice and Pay TV revenues in the Dominican Republic and
Puerto Rico. We analyze segment results in U.S. dollars because it is the functional currency of our operations in Puerto Rico.
Segment operating income and segment operating margin for 2023 decreased by 24.9% over 2022. Adjusted segment operating income was Ps.8.7 billion in 2023 and Ps.9.7 billion in 2022, after giving effect to adjustments of Ps.0.9 billion and Ps.(0.5) billion, respectively, for intersegment transactions and the effects of foreign currency translation. This represents a decrease of 11.1% in adjusted segment operating income in 2023 as compared to 2022, which principally reflects an operating loss of 169.5% in Puerto Rico due to an extraordinary adjustment in employee health benefit plans in 2022 and an increase in depreciation and amortization in 2023, partially offset by an operating income increase of 17.3% in the Dominican Republic due to the effects of our cost savings program.
Segment operating margin decreased by 3.9% over 2022. Adjusted segment operating margin decreased by 3.2% over 2022. This decrease in adjusted segment operating margin for 2023 is mainly due to the reasons described above.
Europe
The number of prepaid wireless subscriptions for 2023 decreased by 2.3% over 2022, and the number of postpaid wireless subscriptions increased by 7.1%, resulting in an increase in the total number of wireless subscriptions in our Europe segment of 5.6%, or 1.3 million, to approximately 25.2 million as of December 31, 2023. The number of fixed voice RGUs for 2023 decreased by 4.4% over 2022, the number of broadband RGUs increased by 2.1% and the number of Pay TV RGUs increased by 4.8%, resulting in an increase in total fixed RGUs in our Europe segment of 1.1%, or 67 thousand, to approximately 6.3 million as of December 31, 2023.
Segment operating revenues for 2023 decreased by 4.8% over 2022. Adjusted segment operating revenues were Ps.111.6 billion in 2023 and Ps.106.2 billion in 2022, after giving effect to adjustments of Ps.10.7 billion and Ps.0.3 billion, respectively, for intersegment transactions and the effects of foreign currency translation. This represents an increase of 5.0% in adjusted segment operating revenues in 2023 as compared to 2022, which principally reflects increases in all service revenues other than fixed voice.
Segment operating income for 2023 decreased by 2.5% over 2022. Adjusted segment operating income was Ps.17.5 billion in 2023 and Ps.16.2 billion in 2022, after giving effect to adjustments of Ps.1.7 billion and

Ps.79.6 million, respectively, for intersegment transactions and the effects of foreign currency translation. This represents an increase of 7.7% in adjusted segment operating income in 2023 as compared to 2022.
Segment operating margin was 15.6% in 2023 as compared to 15.2% in 2022. Adjusted segment operating margin was 15.7% in 2023, as compared to 15.3% in 2022. This increase in adjusted segment operating margin principally reflects the effects of our cost savings program and improved performance in all countries in our Europe segment, partially offset by increases in network maintenance and electric energy costs.

FUNDING REQUIREMENTS
We generate substantial cash flows from our operations. On a consolidated basis, our cash flows from operating activities were Ps.248.1 billion in 2023, compared to Ps.225.3 billion in 2022. Our cash and cash equivalents amounted to Ps.26.6 billion at December 31, 2023, compared to Ps.33.7 billion at December 31, 2022. We believe our working capital is sufficient for our present requirements, and we anticipate generating sufficient cash to satisfy our long-term liquidity needs. We use the cash that we generate from our operations and from borrowings principally for the following purposes:

•
Capital expenditures -
We make substantial capital expenditures to continue expanding and improving our networks in each country in which we operate. Our capital expenditures on plant, property and equipment and acquisition or renewal of licenses were Ps.156.3 billion in 2023, Ps.159.8 billion in 2022, and Ps.158.7 billion in 2021. The amount of capital expenditures can vary significantly from year to year, depending on acquisition opportunities, concession renewal schedules and the need for more spectrum. We have budgeted capital expenditures for 2024 of approximately U.S.$7.0 billion (Ps.124.4 billion), which will be primarily funded by our operating activities.

•
Acquisitions -
On July 24, 2023, we acquired, through our subsidiary América Móvil, B.V., shares corresponding to 5.55% of the voting rights in TKA from a private investor. Subsequently, through a series of open market transactions, América Móvil, B.V. acquired an additional 1.83% of the voting rights. As of December 31, 2023, our overall ownership in TKA is equal to 58.4% of its total outstanding shares.

•
Short-term debt and contractual obligations -
We must pay interest on our indebtedness and repay principal when due. As of December 31, 2023, we had approximately Ps.186.5 billion in debt and contractual obligations due in 2024, including approximately Ps.161.0 billion of principal and amortization, Ps.24.4 billion in short-term lease debt, and Ps.1.1 billion in purchase obligations.

•	Long-term debt and contractual obligations - As of December 31, 2023, we had approximately Ps.118.1 billion in debt and contractual obligations due between 2025 and 2027, including approximately Ps.58.6 billion of principal and amortization, Ps.39.8 billion in long-term
lease debt, and Ps.19.7 billion in purchase obligations. On the same date, we had approximately Ps.102.6 billion in debt and contractual obligations due between 2028 and 2029, including approximately Ps.57.7 billion of principal and amortization, Ps.28.6 billion in long-term lease debt, and Ps.16.3 billion in purchase obligations. On the same date, we had approximately Ps.283.5 billion in debt and contractual obligations due after 2029, including approximately Ps.223.4 billion of principal and amortization, Ps.32.4 billion in long-term lease debt, and Ps.27.7 billion in purchase obligations.

•
Dividends -
We pay regular dividends. We paid Ps.30.5 billion in dividends in 2023 and Ps.29.5 billion in 2022. On April 29, 2024, our shareholders approved the payment of a Ps.0.48 ordinary dividend per share in two equal installments. See “Share Ownership and Major Shareholders Trading— Dividends” under Part IV in this annual report.

•
Share repurchases -
We regularly repurchase our own shares. We spent Ps.14.3 billion repurchasing our own shares in the open market in 2023 and Ps.26.2 billion in 2022. As of March 31, 2024, we have spent Ps.4.8 billion repurchasing our shares in the open market in 2024, but whether we will continue to do so will depend on our operating cash flow and on various other considerations, including market prices and our other capital requirements. On April 29, 2024, our shareholders authorized the allocation of an amount up to Ps.15 billion for our buyback program for the April 2024 to April 2025 period, adding to such amount the buyback program balance, if any, as of such date. See “Share Ownership and Major Shareholders Trading—Purchases of Equity Securities by the Issuer and Affiliate Purchasers” under Part IV of this annual report.

BORROWINGS
In addition to cash flows generated from operations, we rely on a combination of borrowings from a range of different sources, including the international capital markets, the local capital markets in Mexico and other countries where we operate, international and local banks, equipment suppliers and export credit agencies. We seek to maintain access to diverse sources of funding. In managing our funding, we generally seek to keep our leverage, as measured by the ratio of net debt to EBITDA, at a level that is consistent with maintaining the ratings given to our debt by the principal credit rating agencies. Net debt
is
defined
as total debt (determined as short-and long-term debt; as shown in the below table) minus (i) cash and cash equivalents, (ii) equity investments at fair value through other comprehensive income (“OCI”)

and other short-term investments and (iii) debt instruments at fair value through OCI. EBITDA is defined as operating income plus depreciation (which includes both depreciation of right-of-use assets and other depreciation). The following discussions provide a quantification of net debt, presented herein to the most directly comparable financial measures calculated and presented in accordance with IFRS. We do not utilize EBITDA to report financial figures in the body of this annual report.
Our total consolidated indebtedness as of December 31, 2023, was Ps.500.7 billion, of which Ps.161.0 billion was short-term debt (including the current portion of long-term debt), compared to Ps.510.6 billion as of December 31, 2022.
As of December 31, 2023, we had net debt of Ps.385.4 billion, compared to net debt of Ps.381.5 billion as of December 31, 2022. At December 31, 2023, we had cash and cash equivalents of Ps.26.6 billion, equity investments at fair value through OCI and other short-term investments of Ps.73.8 billion and Ps.14.9 billion in debt instruments at fair value through OCI.
Without taking into account the effects of derivative financial instruments that we use to manage our interest rate and currency risk, approximately 71.5% of our indebtedness at December 31, 2023 was denominated in currencies other than
Mexican
pesos (approximately 40.1% of such
non-Mexican
peso debt was in U.S. dollars and 59.9% in other currencies), and approximately 19.5% of our consolidated debt obligations bore interest at floating rates. After the effects of derivative transactions and excluding the debt of Telekom Austria, approximately 58.1% of our net debt as of December 31, 2023, was denominated in Mexican pesos.
The weighted average cost of all our third-party debt at December 31, 2023 (excluding commissions and reimbursement of certain lenders for Mexican taxes withheld) was approximately 5.94% per annum.
Our major categories of indebtedness at December 31, 2023 are summarized in the table below. See also Note 14 to our audited consolidated financial statements included in this annual report.

TOTAL DEBT (1)
(millions of Mexican pesos)
SENIOR NOTES
DENOMINATED IN U.S. DOLLARS
América Móvil 3.625% Senior Notes due 2029	16,894
América Móvil 2.875% Senior Notes due 2030	16,894
América Móvil 4.700% Senior Notes Due 2032	12,670

TOTAL DEBT (1)
(millions of Mexican pesos)
América Móvil 6.375% Senior Notes due 2035	16,578
América Móvil 6.125% Senior Notes due 2037	6,238
América Móvil 6.125% Senior Notes due 2040	33,711
América Móvil 4.375% Senior Notes due 2042	19,428
América Móvil 4.375% Senior Notes due 2049	21,117

Total	Ps. 143,528

DENOMINATED IN MEXICAN PESOS
Commercial Paper 11.439% due 2024	200
América Móvil TIIE + 0.020% Domestic Senior Notes due 2024 (2)	1,357
América Móvil TIIE + 0.050% Domestic Senior Notes due 2024	1,920
América Móvil 7.125% Senior Notes due 2024	11,000
América Móvil 0.000% Domestic Senior Notes due 2025	5,930
América Móvil TIIE + 0.050% Domestic Senior Notes due 2025	3,000
América Móvil TIIE + 0.300% Domestic Senior Notes due 2025	410
América Móvil 9.350% Senior Notes due 2028	11,016
América Móvil 9.500% Senior Notes due 2031	17,000
América Móvil 9.520% Domestic Senior Notes due 2032	14,679
América Móvil 8.460% Senior Notes due 2036	7,872
Telmex 8.360% Domestic Senior Notes due 2037	4,964
América Móvil 4.840% Domestic Senior Notes due 2037	10,579

Total	Ps. 89,927
DENOMINATED IN EURO
Commercial Paper 4.110% - 4.210% due 2024	9,511
Exchangeable Bond 0.00% due 2024	37,663
América Móvil 1.500% Senior Notes due 2024	15,851
TKA 1.500% Senior Notes due 2026	13,987
América Móvil 0.750% Senior Notes due 2027	14,095
América Móvil 2.125% Senior Notes due 2028	11,122
TKA 5.250% Senior Notes due 2028	9,324

Total	Ps. 111,554
DENOMINATED IN BRAZILIAN REAIS
Claro Brasil CDI + 1.400% Domestic Senior Notes due 2024	14,830
Claro Brasil CDI + 1.100% Domestic Senior Notes due 2024	3,489
Claro Brasil CDI + 1.370% Domestic Senior Notes due 2025	5,234
Claro Brasil CDI + 1.350% Domestic Senior Notes due 2026	5,234

Total	Ps. 28,788
DENOMINATED IN POUND STERLING
América Móvil 5.000% Senior Notes due 2026	10,754
América Móvil 5.750% Senior Notes due 2030	13,980
América Móvil 4.948% Senior Notes due 2033	6,452
América Móvil 4.375% Senior Notes due 2041	16,130

Total	Ps. 47,316

TOTAL DEBT (1)
(millions of Mexican pesos)
DENOMINATED IN JAPANESE YEN
América Móvil 2.950% Senior Notes due 2039	1,557

Total	Ps. 1,557
DENOMINATED IN CHILEAN PESOS
América Móvil 4.000% Senior Notes due 2035	3,541

Total	Ps. 3,541
BANK DEBT AND OTHER
DENOMINATED IN EUROS	10,443
DENOMINATED IN MEXICAN PESOS	52,680
DENOMINATED IN PERUVIAN SOLES	11,343

Total	Ps. 74,466

Total Debt	Ps. 500,677

Less short-term debt and current portion of long-term debt	160,964

Total Long-term Debt	Ps. 339,713
(1) Totals may not sum due to rounding. (2) The notes matured on April 22, 2024, and were paid in full.
Additional information about certain categories of our indebtedness is provided below. These categories are not mutually exclusive, and a borrowing may belong to more than one category of indebtedness.
Mexican peso-denominated international notes and global peso notes program.
Our 8.46% senior notes due 2036 are denominated in Mexican pesos, but all amounts in respect of the notes are payable in U.S. dollars, unless a holder of notes elects to receive payment in Mexican pesos in accordance with specified procedures. In contrast, notes issued under our global peso notes program (as described below) are denominated and payable in Mexican pesos only.
Under our global peso notes program, we have historically issued Mexican peso-denominated notes that can be distributed and traded in Mexico and internationally. The notes are registered with the SEC in the United States and with the CNBV in Mexico. On July 6, 2023, we issued a Ps.17 billion (approximately U.S.$ 1 billion) 9.500% sustainable bond maturing in January 2031. On February 1, 2024, we issued a Ps.20 billion (approximately U.S.$1.1 billion)

10.300% sustainable bond maturing in 2034. Proceeds obtained from these two series of notes may be used, in whole or in part, to finance or refinance expenditures and investments in new or existing environmental and high impact social projects under our sustainable finance framework.
Mexican peso-denominated domestic notes.
Our domestic senior notes (
certificados bursátiles
) sold in the Mexican capital markets have varying maturities, ranging from 2024 through 2037, and bear interest at fixed, floating and inflation-linked rates. Pursuant to our current domestic senior notes program, we may issue long-term debt in Mexican pesos or Investment Units (
unidades de inversion
, or UDIs) and short-term debt (
papel comercial
). On November 29, 2022, we raised Ps.24 billion pursuant to a four-tranche bond issuance. The issuance included a
10-year
note in the amount of Ps.14.7 billion with a 9.520% coupon and an inflation-protected bond with a 15 year maturity and a 4.840% coupon for a total amount of Ps.7.1 billion. Proceeds obtained from these two series of notes may be used, in whole or in part, to finance or refinance expenditures and investments in new or existing environmental and high impact social projects under our sustainable finance framework. On December 21, 2023, we issued Ps.200 million in short-term debt (
papel comercial
) under this program.
International notes.
We have outstanding debt securities in the international markets denominated in U.S. dollars, pounds sterling and euros. We have also issued debt securities in the local market in Japan.
Bank loans.
At December 31, 2023, we had approximately Ps.74.5 billion outstanding under a number of bank facilities bearing interest at fixed and variable rates. We also have two revolving syndicated credit facilities—one for U.S.$2.5 billion expiring in February 2029 and one for the Euro equivalent of U.S.$1.5 billion expiring in May 2026, which contains a sustainability-linked framework. As long as the facilities are committed, a commitment fee is paid. As of December 31, 2023, these credit facilities were not drawn. Both facilities include covenants that limit our ability to incur secured debt, to effect a merger in which the surviving entity would not be América Móvil or to sell substantially all of our assets. In addition, both facilities require us to maintain a consolidated ratio of debt to EBITDA not greater than 4.0 to 1.0 and a consolidated ratio of EBITDA to interest expense not less than 2.5 to 1.0. As of the date of this annual report, we are in compliance with these covenants.
Telekom Austria has an undrawn revolving syndicated credit facility for
€
1.0 billion (the “TKA Facility”) expiring in July 2026. The TKA Facility includes covenants that limit Telekom Austria’s ability to incur secured debt, effect certain mergers or sell substantially all of its assets and our ability to transfer control over, or reduce our share ownership in, Telekom Austria. For more information, see Note 14 to our audited consolidated financial statements included in this annual report. On April 14, 2022, Claro Brasil entered into an uncommitted term loan facility agreement for borrowings in an amount up to R$1.7 billion with BNP Paribas S.A. as lender. This facility matured in 2023.

Bonds exchangeable for KPN shares.
On March 2, 2021, our wholly-owned Dutch subsidiary, América Móvil B.V., issued approximately EUR 2.1 billion principal amount of senior unsecured bonds. The bonds matured in 2024, did not bear interest and were issued at an issue price of 104.75% of their principal amount. At maturity, the bonds were exchangeable into ordinary shares of Koninklijke KPN N.V. (“KPN”), and the initial exchange price was EUR 3.1185. In February 2024, the Company reduced completely its stake in KPN. The reduction is a consequence of the decision of investors to exercise their respective rights to exchange our exchangeable bond into KPN shares. See Note 7 and Note 25 to our audited consolidated financial statements included in this annual report.
Euro-denominated commercial paper program.
From time to time, we have issued commercial paper under our euro-denominated commercial paper program. At December 31, 2023, the outstanding amount was Ps.9.5 billion under such program.
As of December 31, 2023, we had, on an unconsolidated basis, unsecured and unsubordinated indebtedness of approximately Ps.362.5 billion (U.S.$21.5 billion), excluding guarantees of subsidiaries’ indebtedness. As of December 31, 2023, our subsidiaries had indebtedness (excluding guarantees of indebtedness of us and our other subsidiaries) of approximately Ps.138.2 billion (U.S.$8.2 billion).
GUARANTOR FINANCIAL INFORMATION
Some of the public securities issued by América Móvil in international and Mexican capital markets are guaranteed by Telcel, a wholly-owned subsidiary. As of December 31, 2023, the aggregate principal amount of debt guaranteed by Telcel was Ps.89.4 billion. The guarantees provide that, in case of the failure of the Company to punctually make payment of any principal, premium, interest, additional amounts or any other amounts that may become payable by the Company in respect of the notes, Telcel agrees to immediately pay the amount that is due and required to be paid.
The following tables present summarized unconsolidated financial information for the Company and Telcel after eliminating transactions and balances between them.

	AS OF DECEMBER 31, 2023 (in millions of Mexican pesos)
	PARENT	GUARANTOR
Current assets	Ps. 35,268	Ps. 44,826
Total assets	832,409	200,905
Current liabilities	122,738	143,858
Total liabilities	465,697	149,306
	YEAR ENDED DECEMBER 31, 2022 (in millions of Mexican pesos)
	PARENT	GUARANTOR
Total revenues	Ps. -	Ps. 237,291
Operating Income	(6,170)	89,258
Net profit for the year	(9,409)	87,653
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
As of December 31, 2023, the net fair value of our derivatives and other financial items was a net liability of Ps.16.5 billion, which are described in Note 7 to our audited consolidated financial statements. For additional information, see Note 2 v to our audited consolidated financial statements included in this annual report.

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
In addition, changes in political administrations could lead to new regulation and the adoption of policies that could adversely affect our operations, including those concerning competition and taxation of communications services. For example, since 2013, Mexico has implemented reforms to the telecommunications sector that aim to promote more competition and investment by imposing asymmetric regulation upon economic agents deemed “preponderant or dominant.” The asymmetric regulations that are applicable to us, which have adversely affected the results of our Mexican operations, may be reviewed every two years. We are unable to anticipate the effect of an amendment on existing asymmetric regulations, or the imposition of new ones, on our results or operations in Mexico. In other countries, we could also face policies such as preferences for local over foreign ownership of communications licenses and assets or for government over private ownership, which could make it more cumbersome or impossible for us to continue to develop our businesses. Restrictions such as those described above could result in lower revenues or require capital investments, all of which could materially adversely affect our businesses and results of operations.
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
We are contesting significant tax assessments
We and some of our subsidiaries have been notified of tax assessments for significant amounts by the tax authorities of the countries in which we operate, especially in Brazil, Mexico and Colombia. The tax assessments relate to, among other things, alleged improper deductions and underpayments. We are contesting these tax assessments in several administrative and legal proceedings, and our challenges are at various stages. The amounts claimed by the tax authorities in these matters are significant. In many cases, we have not established a provision in our audited financial statements for these matters, or the amount claimed may be significantly in excess of any reserve established. We evaluate income tax contingencies applying IAS 12 Income Taxes and IFRIC 23 Uncertainty Over Income Tax Treatments. For other tax contingencies we consider the applicable IFRS guidance. Our significant tax assessments are described in Note 17 to our audited consolidated financial statements included in this annual report. If determined adversely to us, these proceedings may have a material adverse effect on our business, results of operations, financial condition or prospects. In addition, in some jurisdictions, challenges to tax assessments require the posting of a bond or security for the contested amount, which may reduce our flexibility in operating our business.
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
Such delay may occur because of, among other reasons, construction delays, unavailability of launch vehicles and/ or launch failures. In addition, our operations have been disrupted by natural disturbances such as hurricanes and earthquakes.
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
Public health crises could materially adversely affect our business, financial condition and results of operations
We are subject to risks related to public health crises, as was the case with the
COVID-19
pandemic. Our business
is based on our ability to provide products and services to customers and the ability of those customers to use and pay for those products and services for their businesses and in their daily lives. As a result, our business, financial condition and results of operations could be materially adversely affected by a crisis, like the
COVID-19
pandemic, that significantly impacts the way customers use and are able to pay for our products and services, the way our employees are able to provide services to our customers, and the ways that our partners and suppliers are able to provide products and services to us. Such a crisis could significantly increase the probability or consequences of the risks our business faces in ordinary circumstances, such as risks associated with our supplier and vendor relationships, risks associated with employee health and productivity, risks of an economic slowdown, regulatory risks, and the costs and availability of financing.
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
Our labor costs and the costs of maintaining employee benefits are substantial, and could be affected by several factors, including legislative and regulatory changes, work stoppages, subsequent negotiations, increases in healthcare costs or in minimum wages, decreases in investment returns on the assets held in funds to support the payment of certain employee benefits and changes in the discount rate and mortality assumptions. An increase in labor and employee benefit costs could reduce our profitability, increase our funding requirements and have an adverse impact on our operations.
Inflationary pressures on costs may impact our network construction, financial condition and results of operations
As a provider of telecommunications and technology services, we sell handsets, wireless data cards, wireless computing devices and customer premises equipment manufactured by various suppliers. We depend on suppliers to provide us, directly or through other suppliers, with items such as network equipment, customer premises equipment, and wireless-related equipment such as mobile hotspots, handsets, wirelessly enabled computers, wireless data cards and other connected devices for our customers. In 2023 and 2024 year to date, the costs of these inputs and the costs of labor necessary to develop and maintain our networks and our products and customer care services have rapidly increased. In addition, many of these inputs are subject to price fluctuations from a number of factors, including, but not limited to, market conditions, demand and volatility in the prices for raw materials used in the production of these devices and network components, weather, climate change, energy costs (including as a result of the ongoing conflict in Ukraine, which has resulted in historically high energy market prices), currency fluctuations, supplier capacities, governmental actions, import and export requirements (including tariffs), and other factors beyond our control.
Although we are unable to predict the impact on our ability to source materials in the future, we expect these supply pressures to continue into 2024. We also expect the pressures of input cost inflation to continue into 2024.
Our attempts to offset these cost pressures, such as through increases in the selling prices of some of our products and services, may not be successful. Higher product prices may result in reductions in sales volume. Consumers may be less willing to pay a price differential for our products and may increasingly purchase lower-priced offerings, or may forego some purchases altogether, during an economic downturn. To the extent that price increases are not sufficient to offset these increased costs adequately or in a timely manner, and/ or if they result in significant decreases in sales volume, our business, financial condition or operating results may be adversely affected. Furthermore, we may not be able to offset any cost increases through productivity and cost-saving initiatives. In addition, widespread inflation may reduce the purchasing power of consumers for our products and services.
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
If our churn rate increases, our business could be negatively affected
The cost of acquiring a new subscriber is much higher than the cost of maintaining an existing subscriber. Accordingly, subscriber deactivations, or “churn,” could have a material negative impact on our operating income, even if we are able to obtain one new subscriber for each lost subscriber. A substantial majority of our subscribers are prepaid, and we do not have long-term contracts with them. Our average churn rate on a consolidated basis was 2.9% for the year ended December 31, 2023, and 3.2% for the year ended December 31, 2022. If we experience an increase in our churn rate, our ability to achieve revenue growth could be materially impacted. In addition, a decline in general economic conditions could lead to an increase in churn, particularly among our prepaid subscribers.
We rely on key suppliers to provide equipment that we need to operate our business
We rely upon various key suppliers to provide us with handsets, network equipment or services, which we need to expand and operate our business. Our key suppliers include Huawei, Ericsson and Nokia. If these suppliers fail to provide equipment or service to us on a timely basis, we could experience disruptions, which could have an adverse effect on our revenues and results of operations. In addition, we might be unable to satisfy requirements under our concessions.
Government or regulatory actions with respect to certain suppliers may impact us. For example, the U.S. Federal Communications Commission adopted rules blocking the importation or sale of certain technology products that it said pose security risks to U.S. critical infrastructure, including products of Chinese technology suppliers. The government of the United States is likewise urging other countries to avoid the operations of certain Chinese suppliers of network equipment and technologies in their territory. The escalation of U.S. restrictions on certain foreign technologies and the impact of such restrictions on our operations, which can be difficult to predict, may adversely affect our business, reputation and financial condition.
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
Changing expectations from stakeholders with respect to our environmental, social and governance practices may impose additional costs on us or expose us to new or additional risks
Customers, regulators, influential investors and other stakeholders are increasingly focused on the environmental, social and governance (“ESG”) practices of companies across all industries. If we do not adapt to or comply with evolving expectations, or if we are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage, and our business, financial condition or stock price could be materially and adversely affected.
Views about ESG are diverse and rapidly changing, and there is currently no market consensus on what precise attributes are required for a particular project to be defined as “green,” “social” or “sustainable.” Therefore, no assurance can be provided that any projects considered by us as “green,” “social” or “sustainable” will meet all stakeholder expectations regarding social, environmental or sustainability performance. There can be no guarantee that our projects will deliver environmental, social and/ or sustainability benefits as anticipated, or that adverse environmental, social and/or sustainability impacts will not occur during the operation of such projects. If we do not meet our stakeholders’ expectations or we are not effective in addressing ESG matters or achieve relevant sustainability goals, trust in our brand may suffer and our business or our ability to access capital could be harmed.
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
Our management identified a material weakness in our internal control over financial reporting
Our management identified a material weakness in our internal control over financial reporting in connection with the preparation of our consolidated financial statements as of and for the year ended December 31, 2023. In light of a material weakness in our Colombian subsidiary related to certain ineffective information technology general controls (“ITGCs”) that are relevant for the preparation of financial statements, our management concluded that our internal control over financial reporting was not effective at December 31, 2023. For more information, see “Governance––Controls and Procedures––Management’s Annual Report on Internal Control over Financial Reporting” under Part V of this annual report. We also identified a material weakness related to ITGCs in Colombia as of December 31, 2022 (the “2022 Material Weakness”). We disclosed the circumstances given rise to the 2022 Material Weakness in our annual report on Form 20-F for the year ended December 31, 2022.
We cannot be certain that additional material weaknesses will not develop or be discovered in the future. There is also a risk that there could be accounting errors in our financial reporting. If our efforts to remediate any material weakness are unsuccessful, we may be unable to report our results of operations for future periods accurately and in a timely manner and make our required filings with government authorities, including the SEC. Any of these occurrences could adversely affect our results of operation and financial condition.
RISKS RELATING TO THE TELECOMMUNICATIONS INDUSTRY GENERALLY
Changes in the telecommunications industry could affect our future financial performance
The telecommunications industry continues to experience significant changes as new technologies are developed that offer subscribers an array of choices for their communications needs. These changes include, among others, regulatory changes, evolving industry standards, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products, evolving renewable energy and clean technologies, the development and adoption of artificial intelligence technology and changes in end-user
needs and preferences. There is uncertainty as to the pace and extent of growth in subscriber demand, and as to the extent to which prices for airtime, broadband access, Pay TV and fixed-line rental may continue to decline. Our ability to compete in the delivery of high-quality internet and broadband services is particularly important, given the increasing contribution of revenues from data services to our overall growth. If we are unable to meet future advances in competing technologies on a timely basis or at an acceptable cost, we could lose subscribers to our competitors. In general, the development of new services in our industry requires us to anticipate and respond to the varied and continually changing demands of our subscribers. It also requires significant capital expenditure, including investment in the continual maintenance and upgrading of our networks, in order to expand coverage, increase our capacity to absorb higher bandwidth usage and adapt to new technologies. We may not be able to accurately predict technological trends or the success of new services in the market. In addition, there could be legal or regulatory restraints to our introduction of new services. If these services fail to gain acceptance in the marketplace, or if costs associated with implementation and completion of the introduction of these services materially increase, our ability to retain and attract subscribers could be adversely affected. This is true across many of the services we provide, including wireless and cable technology.

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
Developments in the telecommunications sector have resulted, and may result, in substantial writedowns of the carrying value of certain of our assets
Where the circumstances require, we review the carrying value of each of our assets, subsidiaries and investments in associates to assess whether those carrying values can be supported by the future discounted cash flows expected to be derived from such assets.
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
We have significant transactions with affiliates
We engage in various transactions with Telesites, S.A.B. de C.V. (“Telesites”), Sitios Latam and certain subsidiaries of Grupo Carso, S.A.B. de C.V. (“Grupo Carso”) and Grupo Financiero Inbursa, S.A.B. de C.V. (“Grupo Financiero Inbursa”), all which may be deemed for certain purposes to be under common control with América Móvil.
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
Our bylaws restrict transfers of shares in some circumstances
Our bylaws provide that any acquisition or transfer of 10.0% or more of our capital stock by any person or group of persons acting together requires the approval of our Board of Directors. You may not acquire or transfer

10.0% or more of our capital stock without the approval of our Board of Directors.
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
You may not be entitled to participate in future preemptive rights offerings
Under Mexican law, if we issue new shares for cash as part of certain capital increases, we must grant our shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage in América Móvil. Rights to purchase shares in these circumstances are known as preemptive rights. Pursuant to Mexican Securities Market Law our shareholders may delegate to our Board of Directors the right to approve certain capital increases as well as the exclusion of preemptive rights over these capital increases. Our shareholders do not have preemptive rights in certain circumstances such as mergers, convertible debentures, public offers and placement of repurchased shares. We may not be legally permitted to allow holders of ADSs or holders of B Shares in the United States to exercise any preemptive rights in any future capital increase unless we file a registration statement with the U.S. Securities and Exchange Commission (the “SEC”) with respect to that future issuance of shares. At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC and any other factors that we consider important to determine whether we will file such a registration statement.
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
•	significant governmental influence over local economies;
•	substantial fluctuations in economic growth;
•	high levels of inflation, including hyperinflation;
•	changes in currency values;
•	exchange controls or restrictions on expatriation of earnings;
•	high domestic interest rates;
•	price controls;
•	changes in governmental economic, tax, labor or other policies;
•	imposition of trade barriers;
•	changes in law or regulation;
•	imposition of local requirements or orders, including potential censorship or requirements to provide user information; and
•	overall political, social and economic instability and civil unrest.
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
For example, the next presidential and congressional elections in Mexico are scheduled to occur in June 2024. We cannot predict the outcome of these elections or what changes in policy this or future Mexican administrations may adopt, or their impact on our operations. With respect to Brazil, changes in elected representatives and the perceptions of risks in connection with volatility related to elections in Brazil, ongoing corruption and other investigations and policies and potential changes to address these matters or otherwise, including economic and fiscal reforms, may impact our Brazilian operations.
Additionally, in Mexico, economic conditions are strongly impacted by those of the United States. In the context of the 2024 United States presidential election, there is continuing uncertainty regarding U.S. policies with respect to matters of importance to Mexico and its economy, particularly with respect to trade and migration.
Adverse changes in global financial markets could limit our ability and our larger customers’ ability to access capital or increase the cost of capital needed to fund business operations
We fund our capital needs in part through borrowings in the public and private credit markets. Adverse changes in the credit markets, including continued increases in interest rates due to governmental monetary policies and domestic and international economic conditions or changes in foreign exchange rates, could increase our cost of borrowing to obtain financing for our operations or refinance our existing indebtedness. We may also incur indebtedness with interest determined on a floating rate basis, which may expose us to future rate increases. We may not hedge or may not be successful in hedging our exposure to floating interest rates or foreign exchange rates. If we are unable to effectively manage our interest rate exposure, increases in market interest rates could increase such exposure and our debt service obligations, which could materially and adversely affect our operations, cash flows and liquidity.
In the context of an international transition to market-based reference rates, in Mexico, the Central Bank (
Banco de México
) has lead an effort to migrate to a new reference rate, “Funding TIIE” (
TIIE de Fondeo
). Since January 1, 2024, use of the existing TIIE rate has been restricted for new agreements and, for existing agreements, the TIIE’s calculation methodology was adjusted in accordance with the new Funding TIIE.
Changes in exchange rates could adversely affect our financial condition and results of operations
We are affected by fluctuations in the value of the currencies in which we conduct operations compared to the currencies in which our indebtedness is denominated. Such changes result in exchange losses or gains on our net indebtedness and accounts payable. In 2023, we reported net foreign exchange gains of Ps.14.7 billion.
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
Developments in other countries may affect the market price of our securities and adversely affect our ability to raise additional financing
The market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other countries, including the United States, the European Union (the “EU”) and emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Mexico, investors’ reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Mexican issuers. Crises in the United States, the EU and emerging market countries may diminish investor interest in securities of Mexican issuers. For example, in response to the ongoing military conflict involving Russia and Ukraine, the United States, other North Atlantic Treaty Organization member states, as well as non-member
states, have announced targeted economic sanctions on Russia, certain Russian citizens and enterprises. The continuation of the conflict may trigger a series of additional economic and other sanctions enacted by the United States, other North Atlantic Treaty Organization member states, and other countries. This could materially and adversely affect economic conditions, the market price of our securities and our operations in Belarus, and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all. The ongoing military conflict in the Middle East is also a source of uncertainty. The conflict could bring about disruption, instability and volatility in global markets and supply chains, which could in turn adversely affect our business operations and financial performance.

PART IV

SHARE OWNERSHIP AND MAJOR SHAREHOLDERS TRADING

The following table sets forth our capital structure as of March 31, 2024.

SERIES (1)	NUMBER OF SHARES (MILLIONS)	PERCENT OF CAPITAL
Outstanding B Shares (no par value)	62,144	100%
Total	62,144	100%

(1)
  On December 20, 2022, our shareholders approved the Reclassification of all of our AA Shares, A Shares and L Shares into a single series of B Shares on a one for one basis, and on March 16, 2023, our B Shares started trading.

According to reports of beneficial ownership of our shares filed with the SEC, as of March 31, 2024, the Slim Family may be deemed to control us through their interests in a Mexican trust that holds B Shares for their benefit (the “Family Trust”), their interest in Control Empresarial de Capitales, and their direct ownership of our shares. See “Management—Directors” and “Management—Executive Committee” under Part V and “Related Party Transactions” under this Part IV of this annual report.
The following table identifies owners of more than 5.0% of our shares as of March 31, 2024. Except as described in the table below and the accompanying notes, we are not aware of any holder of more than 5.0% of our shares. See “Management—Share Ownership of Directors and Senior Management” under Part V of this annual report.

SHAREHOLDER	SHARES OWNED (MILLIONS)	PERCENT OF CLASS (1)

B SHARES:
Family Trust (2)	17,743	28.6%
Control Empresarial de Capitales (3)	10,700	17.2%
Carlos Slim Helú	5,200	8.4%

(1) Percentage figures are based on the number of shares outstanding as of March 31, 2024.
(2)
  The Family Trust is a Mexican trust that holds B Shares for the benefit of members of the Slim Family. In addition to shares held by the Family Trust, members of the Slim Family, including Carlos Slim Helú, directly own an aggregate of 13,783 million B Shares representing 22.2% of all outstanding B Shares. According to beneficial reports filed with the SEC, none of these members of the Slim Family, other than Carlos Slim Helú, individually directly own more than 5% of our shares.

(3)
  Includes shares owned by subsidiaries of Control Empresarial de Capitales, formerly known as Inversora Carso. Based on beneficial ownership reports filed with the SEC, Control Empresarial de Capitales is a Mexican sociedad anónima de capital variable
and may be deemed to be controlled by the Slim Family.

(4) Based on beneficial ownership reports filed with the SEC.
As of March 31, 2024, 8.1% of the outstanding B Shares were represented by B Share ADSs, each representing the right to receive 20 B Shares, and 99.9% of the B Share ADSs were held by 6,570 registered holders with addresses in the United States. We have no information concerning the number of holders with registered addresses in the United States that hold B Shares not represented by ADSs.

Our subsidiaries purchase materials or services from a variety of companies that may be deemed for certain purposes to be under common control with us, including Telesites, Sitios Latam, Grupo Carso, Grupo Financiero Inbursa and their respective subsidiaries.
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
We and Telesites have entered into an agreement providing for site usage fees, annual price escalations and fixed annual charges that permit us to install a pre-determined amount of equipment at the Telesites towers and provide for incremental fee payments if capacity use is exceeded. The principal terms of the agreement conform to the reference terms published by Telesites and approved by the Federal Telecommunications Institute (
Instituto Federal de Telecomunicaciones
, or “IFT”).
Our subsidiaries have entered into master service agreements and site agreements with Sitios Latam in each of the countries where Sitios Latam operates pursuant to which Sitios Latam will build, install, maintain and provide access to its towers and other support structures, as well as physical space for the location of towers and other non-electronic
components. Most of the master service agreements are for a mandatory initial term of five (5) to ten (10) years and will renew automatically for an additional term of the same number of years unless the carrier notifies Sitios Latam of its intent not to renew.
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

PAYMENT DATE	PESOS PER SHARE	DOLLARS PER SHARE
November 13, 2023	Ps. 0.23	U.S.$	0.0131
July 17, 2023	Ps. 0.23	U.S.$	0.0136
August 29, 2022	Ps. 0.44	U.S.$	0.0221
November 8, 2021	Ps. 0.20	U.S.$	0.0097
July 19, 2021	Ps. 0.20	U.S.$	0.0100
November 9, 2020	Ps. 0.19	U.S.$	0.0092
July 20, 2020	Ps. 0.19	U.S.$	0.0085
November 11, 2019	Ps. 0.17	U.S.$	0.0090
July 15, 2019	Ps. 0.18	U.S.$	0.0095
On April 29, 2024 our shareholders approved a cash dividend of Ps.0.48 per share, payable in two installments of Ps.0.24 each on July 15, 2024 and November 11, 2024.
The declaration, amount and payment of dividends by América Móvil is determined by majority vote of the holders of B Shares (
i.e.,
all of our shareholders), generally on the recommendation of the Board of Directors, and depends on the results of operations, financial condition, cash requirements, future prospects and other factors considered relevant by majority vote of the holders of B Shares.
Our bylaws provide that holders of B Shares (
i.e.,
all of our shareholders) participate equally on a per-share basis in dividend payments and other distributions.

Our shares and ADSs are listed on the following markets:

SECURITY	STOCK EXCHANGE	TICKER SYMBOL

B Shares	Mexican Stock Exchange—Mexico City	AMX

B Share ADSs	New York Stock Exchange—New York	AMX

We are a Sociedad Anónima Bursátil de Capital Variable organized under Mexican law. For a description of our shares, and a brief summary of certain significant provisions in our current bylaws and Mexican law, see “Description of Securities Registered Under Section 12 of the Exchange Act,” filed as Exhibit 2.1 with this annual report. For a description of our Board of Directors, Executive and Audit and Corporate Practices Committees and External Auditor, see “Management” under Part V of this annual report.

In our 2022 annual ordinary shareholders’ meeting, our shareholders authorized an increase to the buyback program by an amount equal to Ps.26 billion, which after the increase amounted to Ps.36,539 billion to repurchase shares from April 2022 to April 2023.
In our 2023 annual shareholders’ meeting, our shareholders authorized the allocation of an amount equal to Ps.20 billion for the buyback program for the April 2023 to April 2024 period. In our 2024 annual shareholders’ meeting, our shareholders authorized the allocation of an amount equal to Ps.15 billion for the buyback program for the April 2024 to April 2025 period, adding to such amount the buyback program balance, if any, as of the date of the shareholders’ meeting. We expect to continue to periodically repurchase at our discretion our shares on the open market pursuant to guidelines approved by our Board of Directors, using funds up to an amount authorized by our shareholders.
The following table sets out information concerning purchases of our shares by us and our affiliated purchasers in 2023.

PERIOD	TOTAL NUMBER OF SHARES PURCHASED (1)	AVERAGE PRICE PER SHARE	TOTAL NUMBER OF SHARES PUR- CHASED AS PART OF PUBLICLY AN- NOUNCED PLANS OR PROGRAMS	APPROXIMATE MEXICAN PESO VALUE OF SHARES THAT MAY YET BE PURCHASED UNDER THE PLANS OR PROGRAMS (2)
January 2023	41,000,000	Ps. 19.29	41,000,000	Ps. 19,624,826,102.31
February 2023	38,000,000	18.93	38,000,000	18,909,717,139.46
March 2023	22,500,000	19.38	22,500,000	18,476,148,690.44
April 2023	13,725,000	19.32	13,725,000	19,798,706,951.27
May 2023	19,775,000	19.40	19,775,000	19,417,290,615.94
June 2023	24,750,000	19.12	24,750,000	18,946,772,568.15
July 2023	42,750,000	18.02	42,750,000	18,180,887,206.71
August 2023	135,040,000	16.31	135,040,000	15,990,885,465.78
September 2023	108,460,000	15.53	108,460,000	14,316,726,519.56
October 2023	139,000,000	15.16	139,000,000	12,221,125,972.78
November 2023	110,000,000	15.34	110,000,000	10,543,142,289.67
December 2023	180,000,000	16.03	180,000,000	7,674,539,433.33
Total Shares (3)	875,000,000		875,000,000

(1) This includes purchases by us and our affiliated purchasers in 2023.
(2) This is the approximate Mexican peso amount available at the end of the period for purchases of our shares pursuant to our share repurchase program.
(3) Prior to March 16, 2023, we periodically repurchased at our discretion our L Shares and A Shares on the open market.

The following summary contains a description of certain Mexican federal and U.S. federal income tax consequences of the acquisition, ownership and disposition of B Shares or B Share ADSs but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, hold or sell B Shares or B Share ADSs.
This discussion does not constitute, and should not be considered as, legal or tax advice to holders. The discussion is for general information purposes only and is based upon the federal tax laws of Mexico, including the Mexican Income Tax Law (
Ley del Impuesto sobre la Renta
), and the United States in effect on the date of this annual report, including the Convention for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion and the protocols thereto between the United States and Mexico currently in force (together, the “Tax Treaty”) and the agreement between the United States and Mexico concerning the exchange of information with respect to tax matters. The Tax Treaty is subject to change, and such changes may have retroactive effects. Holders of B Shares or B Share ADSs should consult their own tax advisors as to the Mexican, U.S. or other tax consequences of the purchase, ownership and disposition of B Shares or B Share ADSs, including, in particular, the effect of any foreign, state or local tax laws.
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
U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following is a summary of certain U.S. federal income tax consequences to holders of the acquisition, ownership and disposition of shares or ADSs. The summary does not purport to be a comprehensive description of all of the tax consequences of the acquisition, ownership or disposition of shares or ADSs. The summary applies only to holders that will hold their shares or ADSs as capital assets and does not apply to special classes of holders, such as regulated investment companies, real estate investment trusts, brokers or dealers in securities or currencies, U.S. holders (defined below) with a functional currency other than the U.S. dollar, holders of 10.0% or more of our shares measured by vote or value (whether held directly or through ADSs or both), tax-exempt
organizations, banks, insurance companies or other financial institutions, holders liable for any alternative minimum tax, securities traders electing to account for their investment in their shares or ADSs on a mark-to-market
basis, entities that are treated for U.S. federal income tax purposes as partnerships or other pass-through entities or equity holders therein and persons holding their shares or ADSs in a hedging transaction or as part of a “straddle” or conversion transaction or as part of a “synthetic security” or other integrated financial transaction, certain U.S. expatriates and taxpayers using a taxable year other than the calendar year or U.S. holders that are engaged in a trade or business or have a permanent establishment in Mexico.
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
Treatment of ADSs
In general, a holder of ADSs will be treated as the owner of the shares represented by those ADSs for U.S. federal income tax purposes. Deposits or withdrawals of shares by holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes. U.S. holders that withdraw any shares should consult their own tax advisors regarding the treatment of any foreign currency gain or loss on any Mexican pesos received in respect of such shares.
U.S. Tax consequences for U.S. holders
TAXATION OF DISTRIBUTIONS.
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
Dividends will be paid in Mexican pesos and will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date that they are received by the U.S. holder, in the case of shares, or by the depositary, in the case of ADSs (regardless of whether such Mexican pesos are in fact converted into U.S. dollars on such date). If such dividends are converted into U.S. dollars on the date of such receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividends. U.S. holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any Mexican pesos received by a U.S. holder or depositary that are converted into U.S. dollars on a date subsequent to receipt. Dividends paid by us will not be eligible for the dividends-received deduction allowed to corporations under the U.S. Internal Revenue Code of 1986, as amended (the “Code”).
Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the shares and ADSs will be subject to taxation at reduced rates if the dividends are “qualified dividends.” Dividends paid on the shares and ADSs will be treated as qualified dividends if (i) (A) the shares and ADSs are readily tradable on an established securities market in the United States or (B) we are eligible for the benefits of a comprehensive tax treaty with the United States which the U.S. Treasury determines is satisfactory for purposes of this provision and which includes an exchange of information program, and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The B Share ADSs are listed on the NYSE, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. In addition, the U.S. Treasury has determined that the Tax Treaty meets the requirements for reduced rates of taxation, and we believe we are eligible for the benefits of the Tax Treaty. Based on our audited consolidated financial statements and relevant market data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to the 2022 and 2023 taxable years. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income and relevant market data, we do not anticipate becoming a PFIC for the 2024 taxable year. Holders of shares or ADSs should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.
Subject to generally applicable limitations and conditions (including a minimum holding period requirement), Mexican dividend withholding tax paid at the appropriate rate applicable to the U.S. holder may be eligible for a credit against such U.S. holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include new requirements recently adopted by the U.S. Internal Revenue Service (“IRS”) in regulations promulgated in December 2021 and any Mexican tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. holder. In the case of a U.S. holder that either (i) is eligible for, and properly elects, the benefits of the Tax Treaty, or (ii) consistently elects to apply a modified version of these rules under recently issued temporary guidance and complies with specific requirements set forth in such guidance, the Mexican tax on dividends will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. holders, the application of these requirements to the Mexican tax on dividends is uncertain and we have not determined whether these requirements have been met. If the Mexican dividend tax is not a creditable tax for a U.S. holder or the U.S. holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. holder may be able to deduct the Mexican tax in computing such U.S. holder’s taxable income for U.S. federal income tax purposes. Dividend distributions will constitute income from sources without the United States and, for U.S. holders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes.

The availability and calculation of foreign tax credits and deductions for foreign taxes depend on a U.S. holder’s particular circumstances and involve the application of complex rules to those circumstances. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. holders should consult their own tax advisors regarding the application of these rules to their particular situations. Distributions of additional shares or ADSs to U.S. holders with respect to their shares or ADSs that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.
TAXATION OF DISPOSITIONS.
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
A U.S. holder generally will not be entitled to credit any Mexican tax imposed on the sale or other taxable disposition of the shares or ADSs against such U.S. holder’s U.S. federal income tax liability, except in the case of a U.S. holder that consistently elects to apply a modified version of the U.S. foreign tax credit rules that is permitted under recently issued temporary guidance and complies with the specific requirements set forth in such guidance. Additionally, capital gain or loss recognized by a U.S. holder on the sale or other taxable disposition of the shares or ADSs generally will be U.S. source gain or loss for U.S. foreign tax credit purposes. Consequently, even if the withholding tax qualifies as a creditable tax for U.S. foreign tax credit purposes, a U.S. holder may not be able to credit the tax against its U.S. federal income tax liability unless such credit can be applied (subject to generally applicable conditions and limitations) against tax due on other income treated as derived from foreign sources. If the Mexican tax is not a creditable tax, the tax would reduce the amount realized on the sale or other taxable disposition of the shares or ADSs even if the U.S. holder has elected to claim a foreign tax credit for other taxes in the same year. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to a sale or other taxable disposition of, the shares or ADSs and any Mexican tax imposed on such sale or disposition.
INFORMATION REPORTING AND BACKUP WITHHOLDING.
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
B Shares represent our only class of shares, and a majority of the holders of the B Shares elect our directors, and any holder or group of holders of at least 10.0% of the total B Shares is entitled to name one director and one alternate director.
In accordance with the Mexican Securities Market Law (Ley del Mercado de Valores), the determination as to the independence of our directors is made by our shareholders, though the CNBV may challenge this determination. Pursuant to our bylaws and the Mexican Securities Market Law, at least 25.0% of our directors must be independent.
At the annual shareholders’ meeting held on April 29, 2024, the current members of the Board of Directors and the Executive Committee were reelected, the Corporate Secretary and the Corporate Pro Secretary were reappointed, and Claudia Jañez Sánchez was designated as a member of the Audit and Corporate Practices Committee together with the former members of the Audit and Corporate Practices Committee who were reelected. All directors were elected at the annual shareholders’ meeting by the holders of our shares. 9 (approximately 64%) of the members of the Board of Directors are independent, and 3 (approximately 21%) are women.
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
The names and positions of the members of the Board reelected or elected for the first time at the 2024 annual general shareholders’ meeting—their term expiring in 2025—their year of birth, and information concerning their committee
membership and principal business activities outside América Móvil are set forth below:

CARLOS SLIM DOMIT

Chairman of the Board and the Executive Committee

Born:	1967

First elected:	2011

Principal occupation:	Chairman of the Board of América Móvil

Other directorships:	Chairman of the Board of Grupo Carso and its affiliates

Business experience:	Chief Executive Officer of Sanborn Hermanos

PATRICK SLIM DOMIT

Cochairman of the Board and Member of the Executive Committee

Born:	1969

First elected:	2004

Principal occupation:	Cochairman of the Board of América Móvil

Other directorships:	Director of Grupo Carso and its affiliates

Business experience:	Chief Executive Officer of Grupo Carso and Vice Chairman of Commercial Markets of Telmex

DANIEL HAJJ ABOUMRAD

Director and Member of the Executive Committee

Born:	1966

First elected:	2000

Principal occupation:	Chief Executive Officer of América Móvil

Other directorships:	Director of Grupo Carso and Telmex

Business experience:	Chief Executive Officer of Compañía Hulera Euzkadi

LUIS ALEJANDRO SOBERÓN KURI

Director

Born:	1960

First elected:	2000

Principal occupation:	Chief Executive Officer and Chairman of the Board of Corporación Interamericana de Entretenimiento (“CIE”)

Other directorships:	Director of Banco Nacional de México

Business experience:	Various positions at CIE and its affiliates

FRANCISCO JOSÉ MEDINA CHÁVEZ

Director

Born:	1956

First elected:	2018

Principal occupation:	Chairman of Grupo Fame

Other directorships:	Director of Banco Nacional de México and Grupo Chedraui

Business experience:	Various positions at Aeroméxico and Mitsui Mexico

ERNESTO VEGA VELASCO

Director and Chairman of the Audit and Corporate Practices Committee

Born:	1937

First elected:	2007

Principal occupation:	Independent member of the Board of Directors of certain companies.

Other directorships:	Director of Kuo and its affiliates, Impulsora de Desarrollo y el Empleo en América Latina and Industrias Peñoles

Business experience:	Various positions in Desc Group, including Corporate Vice President

RAFAEL MOISÉS KALACH MIZRAHI

Director and Member of the Audit and Corporate Practices Committee

Born:	1946

First elected:	2012

Principal occupation:	Chairman and Chief Executive Officer of Grupo Kaltex

Other directorships:	Director of Grupo Carso and affiliates

Business experience:	Various positions in Grupo Kaltex

ANTONIO COSÍO PANDO

Director

Born:	1968

First elected:	2015

Principal occupation:	Vice President of Grupo Hotelero las Brisas, Compañía Industrial Tepeji del Río, and Bodegas de Santo Tomás

Other directorships:	Director of Grupo Carso and its affiliates, Corporación Actinver, and Grupo Aeroméxico

Business experience:	Various positions in Grupo Brisas and Compañía Industrial Tepeji del Río

ÓSCAR VON HAUSKE SOLÍS

Director

Born:	1957

First elected:	2011

Principal occupation:	Chief Fixed-line Operations Officer of América Móvil

Other directorships:	Member of the Supervisory Board of Telekom Austria and EuroTeleSites

Business experience:	Chief Executive Officer of Telmex Internacional, Director of Systems and Telecommunications of Telmex and Board member of KPN

VANESSA HAJJ SLIM

Director

Born:	1997

First elected:	2018

Principal occupation:	Director of América Móvil and Head of Business Development at Inmuebles Carso

Other directorships:	Director of Grupo Carso

DAVID IBARRA MUÑOZ

Director

Born:	1930

First elected:	2000

Principal occupation:	Retired

Other directorships:	Director of Grupo Carso and its affiliates, and Grupo Mexicano de Desarrollo

Business experience:	Chief Executive Officer of Nacional Financiera and Secretary of Finance and Public Credit of Mexico

GISSELLE MORÁN JIMÉNEZ

Director

Born:	1974

First elected:	2021

Principal occupation:	Chief Executive Officer of Real Estate, Market and Life-style

Other directorships:	Director in Alignmex Real Estate Capital

Business experience:	Corporate Commercial Director of Grupo Mundo Ejecutivo

PABLO ROBERTO GONZÁLEZ GUAJARDO

Director and Member of the Audit and Corporate Practices Committee

Born:	1967

First elected:	2007

Principal occupation:	Chief Executive Officer of Kimberly Clark de México

Other directorships:	Director of Kimberly Clark de México, Grupo Sanborns and Grupo Lala

Business experience:	Various positions in the Kimberly Clark Corporation and Kimberly Clark de México

CLAUDIA JAÑEZ SÁNCHEZ

Director

Born:	1971

First elected:	2021

Principal occupation:	Chairwoman of Consejo Mexicano de la Industria de Productos de Consumo, A.C.

Other directorships:	Director of Bolsa Mexicana de Valores, The Mexico Fund Inc., Grupo Industrial Saltillo, HSBC Mexico and Impul-sora del Desarrollo y el Empleo en América Latina

Business experience:	Chairwoman of DuPont Latin America and Chairwoman of the Executive Council of Global Companies
Our 2024 annual ordinary general shareholders’ meeting determined that the following directors are independent: Claudia Jañez Sánchez, Gisselle Morán Jiménez, Ernesto Vega Velasco, Pablo Roberto González Guajardo, David Ibarra Muñoz, Antonio Cosío Pando, Rafael Moisés Kalach Mizrahi, Luis Alejandro Soberón Kuri and Francisco José Medina Chávez.
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
AUDIT AND CORPORATE PRACTICES COMMITTEE
Our Audit and Corporate Practices Committee is comprised of independent members of the Board of Directors, as determined by our shareholders pursuant to the Mexican Securities Market Law and as defined under Rule
10A-3
under the Exchange. The Audit and Corporate Practices Committee consists of Ernesto Vega Velasco (Chairman), Pablo Roberto González Guajardo, Claudia Jañez Sánchez and Rafael Moisés Kalach Mizrahi. The mandate of the Audit and Corporate Practices Committee is to assist our Board of Directors in overseeing our operations and establish and monitor procedures and controls in order to ensure that the financial information we distribute is useful, appropriate and reliable and accurately reflects our financial position. In particular, the Audit and Corporate Practices Committee is required to, among other things, (i) call shareholders’ meetings and recommend items to be included on the agenda, (ii) advise the Board of Directors on internal control procedures, related party transactions that are outside the ordinary course of our business, succession plans and compensation structures of our key executives, (iii) present the auditor selection proposal to the Board of Directors and monitor our auditors, (iv) discuss with our auditors the procedures for the preparation of the annual financial statements and the accounting principles to the annual and the interim financial statements and (v) obtain from our auditors a report that includes a discussion of the critical accounting policies used by us, any alternative accounting treatments for material items that have been discussed by management with our auditors and any other written communications between our auditors and management.
The Company is required to make public disclosure of any Board action that is inconsistent with the opinion of the Audit and Corporate Practices Committee.
In addition, pursuant to our bylaws, the Audit and Corporate Practices Committee is in charge of our corporate governance functions under the Mexican Securities Market Law and regulations and is required to submit an annual report to the Board of Directors with respect to our corporate and audit practices. The Audit and Corporate Practices Committee must request the opinions of our executive officers for purposes of preparing this annual report.

SENIOR MANAGEMENT
The names, responsibilities and prior business experience of our senior officers are as follows:

DANIEL HAJJ ABOUMRAD

Chief Executive Officer
Appointed:	2000
Business experience:	Director of Telmex and Chief Executive Officer of Compañía Hulera Euzkadi

CARLOS JOSÉ GARCÍA MORENO ELIZONDO

Chief Financial Officer
Appointed:	2001
Business experience:
General Director of Public Credit at the Ministry of Finance and Public Credit; Managing Director of UBS Warburg; Associate Director of Financing at Petróleos Mexicanos (Pemex); Member of Telekom Austria’s Supervisory Board; Member of KPN Supervisory Board

ALEJANDRO CANTÚ JIMÉNEZ

General Counsel
Appointed:	2001
Business experience:	Member of Telekom Austria’s Supervisory Board

OSCAR VON HAUSKE SOLÍS

Chief Fixed-line Operations Officer and Chief Information Security Officer (“CISO”)
Appointed:	2010
Business experience:
Chief Executive Officer of Telmex Internacional; Chief Sys- tems and Telecommunications Officer of Telmex; Head of Finance at Grupo Condumex; Director of Telmex, Telmex Internacional, Empresa Brasileira de Telecomunicações S.A. (“Embratel”), and Net Serviços de Comunicação S.A. (“Net Serviços”); Member of Telekom Austria’s Supervisory Board

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
COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT
The aggregate compensation paid to our directors (including compensation paid to members of our Audit and Corporate Practices Committee) and senior management in 2023 was approximately Ps.6.2 million and Ps.98.2 million, respectively. None of our directors is a party to any contract with us or any of our subsidiaries that provides for benefits upon termination of employment. We do not provide pension, retirement or similar benefits to our directors in their capacity as directors. Our executive officers are eligible for retirement and severance benefits required by Mexican law on the same terms as all other employees, and we do not separately set aside, accrue or determine the amount of our costs that is attributable to executive officers because they are included in the overall accrual for all employees subject to such benefits.
SHARE OWNERSHIP OF DIRECTORS AND SENIOR MANAGEMENT
As of March 31, 2024, Carlos Slim Domit, Chairman of our Board of Directors, holds 2,326 million (or 3.7%) of our shares directly. Patrick Slim Domit, Cochairman of our Board of Directors, holds 1,243 million (or 2.0%) of our shares directly.
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

Our corporate governance practices are governed by our bylaws, the Mexican Securities Market Law and the regulations issued by the CNBV. We also comply with the Mexican Code of Best Corporate Practices (
Código de Mejores Prácticas Corporativas
). On an annual basis, we file a report with the Mexican Stock Exchange regarding our compliance with the Mexican Code of Best Corporate Practices.
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

Mexican law requires us to obtain shareholder approval for any issuance of equity securities, although this approval may be delegated by the shareholders meeting to our Board of Directors. Under certain circumstances, we may also sell treasury stock subject to the approval of our Board of Directors.

CODE OF BUSINESS CONDUCT AND ETHICS

Corporate governance guidelines and a code of business conduct and ethics are required, with disclosure of any waiver for directors or executive officers. The code must contain compliance standards and procedures that will facilitate the effective operation of the code. §303A.10.

We have adopted a code of ethics, which applies to all of our directors and executive officers and other personnel. For more information, see “Corporate Governance–Code of Ethics” under Part V of this annual report.

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

A) DISCLOSURE CONTROLS AND PROCEDURES
We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of December 31, 2023. Disclosure controls and procedures are controls and other procedures that are designed to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time period specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Based upon that evaluation, our management has concluded that, because of the material weakness identified below related to certain ineffective ITGCs at our Colombian subsidiary, our disclosure controls and procedures were not effective as of December 31, 2023.
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
and
15d-15(f)
under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer, Chief Financial Officer and other personnel, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”).
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
Based on our evaluation under the COSO criteria, our management concluded that our internal control over financial reporting was not effective as of December 31, 2023. Management has identified a material weakness with respect to ineffective ITGCs in our Colombian subsidiary related to (i) user access controls over granting access to, and terminations, modifications and certification of, users; and (ii) program change management controls related to inadequate restrictions on developers making changes to certain applications in the production environment.
As a result, business process controls, application controls, management review controls and manual controls dependent on information derived from such systems and applications were determined to be ineffective. This material weakness did not result in a material misstatement in our consolidated financial statements as of and for the year ended December 31, 2023, and, accordingly, no adjustments are required to our financial statements as a result of such weakness.
Mancera, S.C. (“Mancera”), a member practice of Ernst & Young Global Limited, an independent registered public accounting firm, issued an attestation report on our internal control over financial reporting on April 29, 2024.

C) ATTESTATION REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders of América Móvil, S.A.B. de C.V.
Opinion on Internal Control Over Financial Reporting
We have audited América Móvil, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weakness described below on the achievement of the objectives of the control criteria, América Móvil, S.A.B. de C.V. and subsidiaries (the Company) has not maintained effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.
A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company´s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment. Management has identified a material weakness in controls related to ineffective information technology general controls related to user access and program change management in one of the Company’s foreign subsidiaries that are relevant to the preparation of the financial statements. As a result, business process controls, application controls and manual controls dependent on information derived from such systems, including management review controls, were also determined to be ineffective.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2023 and 2022, the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of three years in the period ended December 31, 2023, and the related notes. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2023 consolidated financial statements, and this report does not affect our report dated April 29, 2024, which expressed an unqualified opinion thereon.
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
A member of Ernst & Young Global
Limited
Mexico City, Mexico
April 29, 2024
D) REMEDIATION PLAN FOR MATERIAL WEAKNESS AND CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
Management is committed to the continued improvement of the Company’s internal control over financial reporting. Management is implementing measures designed to ensure that any control deficiencies are remediated, such that our controls are designed, implemented, and operating effectively.
As of the date of this annual report, management has made, and continues to make changes to remediate the control deficiencies giving rise to the material weakness disclosed in this annual report through remediation actions that include, but are not limited to: (i) maintaining sufficient user access controls over granting access to, and terminations, modifications and certification of, users, including determining user access to information systems and applications at an individual user level; and (ii) implementing restrictions on developers making changes to certain applications in the production environment. Management made during 2023 and continues to make changes to remediate the control deficiencies giving rise to the 2022 Material Weakness through remediation actions that include, but are not limited to: (i) causing user access revocations to occur in a timely manner to prevent unauthorized access; and (ii) maintaining records and logs of activities by all users and conducting periodic reviews of records and logs of activities by any users following the date on which they no longer require access.
We believe that these actions will remediate the material weakness in internal control over financial reporting described above.
While some of these ongoing remediation actions have been completed as of the date of this annual report, management has not completed and tested all of the planned corrective processes, enhancements, procedures and related evaluations necessary to determine whether the material weakness disclosed in this annual report have been fully remediated. Moreover, the corrective actions and controls need to be in operation for a sufficient period of time for management to conclude that the control environment is operating effectively and has been adequately tested by management. As the Company continues its evaluation and remediation efforts, management may modify the actions described above or identify and take additional measures to address the control deficiencies.
Other than the remediation actions described above to address the material weakness disclosed in this annual report, there has been no change in our internal control over financial reporting during 2023 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Chaired by our CEO, the Corporate Sustainability Executive Committee defines and oversees the implementation of our overall strategy to improve our performance on sustainability matters.
By incorporating sustainability in our daily decision- making, we seek to foster greater efficiencies and operate with the highest sense of social responsibility and environmental care, strengthening our market leadership while contributing to economic, social, and cultural development in the communities where we operate.
Our corporate sustainability reports are available on our website at www.americamovil.com. This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to our website. The information on our website, which might be accessible through a hyperlink resulting from this URL (including our sustainability report), is not incorporated into this annual report.

RISK MANAGEMENT AND STRATEGY
As part of our overall risk management system, we have developed processes for assessing, identifying and managing material risks from cybersecurity threats. Our cybersecurity risk management processes include development, implementation and improvement of policies and procedures that seek to safeguard information and ensure availability of critical data and systems. Our internal cybersecurity risk professionals consult with company subject matter experts to gather information necessary to identify cybersecurity risks, and evaluate their nature and severity, as well as identify potential mitigants and assess the impact of those mitigations on residual risk. We seek to adopt a continuous improvement model in our cyber security risk management in order incorporate result of testing or any incidents in our processes. We also use external cybersecurity risk professionals for specific projects.
We understand the importance of preserving trust and protecting personal information. To assist us, we have cybersecurity governance and data privacy frameworks in place, which are designed to protect information and information systems from unauthorized access, use, disclosure, disruption, modification or destruction.
Our cybersecurity risk management processes include the following:

•
Cybersecurity governance and data privacy frameworks that include risk assessment and mitigation through a threat intelligence-driven approach, application controls and enhanced security with ransomware defense. Our frameworks leverage International Organization for Standardizations (ISO) 27001/27002 standards for general information technology controls and International Society of Automation (ISA) / International Electrotechnical Commission (IEC) standards for industrial automation. We also consider the National Institute of Standards and Technology (NIST) Cyber Security Framework in measuring overall readiness to respond to cyber threats.

•
Policies, software, training programs and hardware solutions are utilized to protect and monitor our environment, including multifactor authentication, firewalls, intrusion detection and prevention systems, vulnerability and penetration testing and identity management systems. We also seek to continually improve our cybersecurity practices through annual reviews.

•
Mandatory security awareness education and training for all employees and additional specialist training for IT employees, internal “phishing” testing and training for “clickers,” mandatory security training for all new hires and the publication of periodic cybersecurity newsletters and employee awareness campaigns to highlight security threats.

•	We are in the process of updating our cybersecurity incident response plan and processes to respond to and recover from cybersecurity incidents in accordance with international standards.

•	Participation with telecom industry associations in Latin America to share threat intelligence and collaboration with organizations across different industries to share best practices.
Additionally, in connection with our cybersecurity risk management processes, we engage:

•
Independent third-parties to assess and report on our internal incident response preparedness and help identify areas for continued focus and improvement, test for cyber vulnerabilities, perform penetration tests at least once a year and execute regular information technology reviews based on the NIST Cybersecurity Framework.

•	Outside counsel to advise about best practices for cybersecurity oversight, and the evolution of that oversight over time.
Our cybersecurity risk management processes include the oversight and identification of threats associated with our use of third-party service providers. We review the cybersecurity practices of vendors that may receive data privacy information and we seek to contractually obligate such vendors to operate their environments in accordance with cybersecurity standards.
Our business strategy, results of operations and financial condition have not been materially affected by cybersecurity threats or cybersecurity incidents, but we cannot provide assurance that they will not be materially affected in the future by any future material incidents. As of the date of this annual report, we have not experienced any material information security breach incidences. See “Risk Factors” in Part III of this annual report for more information on our cybersecurity related risks.

GOVERNANCE
Management
The cybersecurity risk management processes described above are managed by our CISO. Our CISO joined Telmex in 1996. Previously, our CISO was a member of the board of directors of SCITUM Group and HITSS Group, both of which are dedicated to the development and integration of software solutions and IT services. Our Corporate Information Security Committee supervises the implementation of América Móvil’s Information Security Strategy. Additionally, each subsidiary has its own local Information Security Committee. The committees’ functions include identifying main operational risks for the business, developing and managing security strategies by creating and monitoring “Strategic Information Security Plans,” which are updated annually or semi-annually, managing and allocating corporate and local budgets for information security and determining priority actions in the face of current or future threats.
Our CISO reports to our board of directors’ Audit and Corporate Practices Committee, and holds extraordinary meetings as needed.
Board of Directors
Our Board of Directors, through its Audit and Corporate Practices Committee oversees data privacy and cybersecurity risks. Our CISO provides periodic updates to our at Audit and Corporate Practices Committee on our cybersecurity risks and actions taken to mitigate that risk, which information is then reported to our full Board to the extent deemed to be material. The CISO reports on compliance and regulatory issues, evolving threats and mitigating actions. In overseeing cybersecurity risks, the Audit and Corporate Practices Committee focuses on thematic issues within an aggregated strategic lens and uses a risk-based approach.

We have developed an Integrity and Compliance Program (ICP), which has as its foundation our Code of Ethics. The ICP codifies the ethical principles that govern our business and promotes, among other things:

•	honest and ethical conduct;

•	full, fair, accurate, timely and understandable disclosure in reports and documents that we file with, or submit to, the SEC and other authorities;

•	compliance with applicable governmental laws, rules and regulations; the prompt internal reporting of violations of the Code of Ethics and the ICP; and

•	adherence to the Code of Ethics.
Both the ICP and our Code of Ethics apply to all of our officers, senior management, directors, employees, the Company’s supply chain and/or other business relationships.
In 2023 we updated our Code of Ethics to clarify the scope of its applicability, elaborate on the role of our Audit and Corporate Practices Committee in compliance and make explicit certain implicitly prohibited activities. The full text of our Code of Ethics may be found on our website at América Móvil—Corporate Governance (americamovil. com). This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to our website. The information on our website, which might be accessible through a hyperlink resulting from this URL, is not incorporated into this annual report.

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
Principal Regulatory Authorities
The IFT is an autonomous authority that regulates telecommunications and broadcasting. It is headed by seven commissioners appointed by the President, and ratified by the Senate, from among candidates nominated by an evaluation committee. The IFT has authority over the application of legislation specific to the telecommunications and broadcasting sectors, and also over antitrust legislation as it applies to those sectors. The Mexican Ministry of Infrastructure, Communications and Transportation
(Secretaría de Infraestructura, Comunicaciones y Transportes)
retains regulatory authority over a few specific public policy matters.
The Mexican government has certain powers in its relations with concessionaires, including the right to take over the management of an operator’s networks, facilities and personnel in cases of imminent danger to national security, public order or the national economy, natural disasters and public unrest, as well as to ensure continuity of public services.
Telecommunications operators are also subject to regulation by the Federal Consumer Bureau
(Procuraduría Federal del Consumidor)
under the Federal Consumer Protection Law
(Ley Federal de Protección al Consumidor)
, which regulates publicity, quality of services and information required to be provided to consumers.
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
Sharing Of Wireless Infrastructure and Services.
We must (i) provide other carriers access to passive infrastructure, including towers, sites, ducts and rights of way, (ii) allow mobile virtual network operators (“MVNOs”) to resell those services we provide to our customers and (iii) provide other carriers domestic roaming services; in each case, pursuant to IFT pre-approved
reference terms
(ofertas públicas de referencia)
. If we cannot reach an agreement with other carriers or MVNOs, our rates may be determined by the IFT using a long-run
average incremental costs methodology or, in the case of MVNOs, a “retail-minus” methodology.
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
We are also subject to certain obligations and restrictions relating to the sale of our services and products; one such obligation includes unlocking mobile devices for our customers and regulations on the sale and financing of mobile devices.
Content.
We are subject to specific limitations on acquisitions of exclusive transmission rights to “relevant” content (
contenidos audiovisuales relevantes
), as determined from time to time by the IFT, including the Mexican national team soccer matches, the opening and closing ceremonies and certain matches of the FIFA World Cup, the semifinal and final matches of the Liga MX soccer tournament and the Super Bowl.
Reference Terms.
Every year we must submit, for IFT’s approval, a proposal of the reference terms for all wholesale services that are subject to asymmetric regulation for the following year. Once approved, we must publish and offer the regulated wholesale services, in the terms approved by IFT.
IFT’s Biannual Review of Asymmetric Regulation
The IFT’s biannual review began in December 2022 and is expected to conclude in 2024. The current measures may be amended by the IFT, or terminated if the IFT determines effective competition conditions exist in the telecommunications sector or if we cease to be considered a preponderant economic agent. The IFT reviews the impact of the asymmetrical measures every two years and may modify or eliminate measures or set forth new measures. The IFT reviewed the measures in 2020 and determined, among other things, to modify and add new asymmetrical regulations for mobile and fixed services, including the separation of the provision of wholesale regulated fixed services.
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
The prices and terms of the services provided by Red Nacional are subject to IFT regulation, which could affect the viability and financial requirements of Red Nacional. In December 2023, IFT issued a resolution lifting price regulations on access to certain local loop access services
(servicios de desagregación indirecta del bucle local)
in 90 municipalities.
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
Our competitors have submitted multiple requests to IFT alleging anti-competitive practices or non-compliance
with asymmetric regulations. We expect IFT to investigate these allegations, and it is possible that some of them could lead IFT to make findings adverse to us or to impose fines or other penalties.
Concessions
Under the current legal framework, a carrier of public telecommunications networks, such as Telcel or Telmex, must operate under a concession. The IFT grants new or extends existing concessions, which may only be granted to a Mexican citizen or corporation that has agreed to the concession terms and may not be transferred or assigned without the approval of the IFT. There are three types of concessions:
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
SPECTRUM CONCESSIONS.
Telcel holds multiple concessions, granted under both the previous and current regulatory frameworks, to provide wireless services that utilize frequencies of radio-electric spectrum. These concessions, according to the Federal Telecommunications and Broadcasting Law (
Ley Federal de Telecomunicaciones y Radiodifusión
), have terms of 15 to 20 years and may be extended for an additional term of equal length.
UNIFIED CONCESSIONS.
Red Nacional holds unified concessions granted to provide only wholesale telecommunications services. These concessions were issued in March 2020 and have a term of 30 years and may be extended for an additional term of equal length.
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
Migration of Concessions and Additional Services
The new legislative framework established the unified concession (
concesión única
), which allows the holder to provide all types of telecommunications and broadcasting services, and a regime under which an existing concession can be migrated to the new unified concession at the end of its term or upon request by the concession holder. A unified concession has a term of up to 30 years, extendable for up to an equal term. Also, under this new framework a current concession may be modified to add services not previously contemplated therein.
However, as a
result
of our preponderant economic agent status, Telcel, Telmex and Telnor require IFT’s approval to migrate to a unified concession or add services, such as Pay TV, to a current concession, subject to several conditions, including (i) payment of any new applicable concession fee to be determined by the IFT, (ii) compliance with current requirements under the network concession, the 2013 constitutional amendments, the 2014 legislation and any additional measures imposed by the IFT on the preponderant economic agent and (iii) such other requirements, terms and conditions as the IFT may establish in the concession itself. We expect the process of migration or additional services to be lengthy and complex. Consequently, Telcel, Telmex and Telnor may not be able to provide certain additional services, such as Pay TV and broadcasting, in the near term.
Telcel’s Concessions
Telcel operates under several different network and spectrum concessions covering particular frequencies and regions, holding an average of 289.26 MHz of capacity in Mexico’s nine regions in the 850 MHz, 1900 MHz,1.7/2.1 GHz, 2.5 GHz and 3.5 GHz bands. The following table summarizes Telcel’s concessions.

FREQUENCY	COVERAGE AREA	INITIAL DATE	TERMINATION DATE

Band A (1900 MHz)	Nationwide	Sep. 1999	Oct. 2039

Band D (1900 MHz)	Nationwide	Oct. 1998	Oct. 2038

Band B (850 MHz)	Regions 1, 2, 3	Aug. 2011	Aug. 2026 (1)

Band B (850 MHz)	Regions 4, 5	Aug. 2010	Aug. 2037

Band B (850 MHz)	Regions 6, 7, 8	Oct. 2011	Oct. 2026 (1)

Band B (850 MHz)	Region 9	Oct. 2015	Oct. 2030

Bands A and B (1.7/2.1 GHz)	Nationwide	Oct. 2010	Oct. 2030

Bands H, I and J (1.7/2.1 GHz)	Nationwide	May 2016	Oct. 2030

Band 7 (2.5 GHz)	98.94% of the population (2)	Jul. 2017	Nov. 2028 – Oct. 2040 – May 2041, Nov. 2041

Band 3.5 GHz (3)	Nationwide	Oct. 2020 (4)	Oct. 2038 and 2040

Band F (1900 MHz)	Nationwide	Apr. 2025	Apr. 2045
(1)
  A request for extension was filed with the IFT on April 24, 2023.
(2)
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

Concession Fees
All of Telcel’s concessions granted or renewed on or after January 1, 2003 are required to pay annual fees for the use and exploitation of radio spectrum bands. The amounts payable are set forth by the annual Federal Fees Law (
Ley Federal de Derechos
) and vary depending on the relevant region and radio spectrum band.
Telmex’s Concessions
Telmex’s concession was granted in 1976 and is currently set to expire in 2026. In December 2016, the IFT granted Telmex a
30-year
extension of this concession, which will become effective in 2026 and will be valid until 2056. New terms for this concession were issued in 2023. The new terms are substantially similar to the prior terms but, notwithstanding Telmex’s request to the IFT, the new terms exclude the authorization to provide television services.
Telmex’s subsidiary, Telnor, holds a separate concession, which covers one state and two municipalities in northwestern Mexico and will expire in 2026. The IFT also granted Telnor a
30-year
extension of its concession, which will be effective in 2026 and will be valid until 2056. The material terms of Telnor’s concession are similar to those of Telmex’s concession.
Telmex’s Fines
In 2018, Telmex was notified of a resolution issued by the IFT, through which the IFT imposed a fine of Ps.2.5 billion derived from an alleged breach in 2013 and 2014 of certain minimum quality of service goals for dedicated link services. Telmex has exercised all legal remedies challenging such resolution. As of the date of this annual report, a final resolution is pending.
In January 2020, Telnor was notified of a resolution issued by the IFT imposing a fine of Ps.1.3 billion for Telnor’s alleged noncompliance with information availability rules regarding certain passive infrastructure (poles, ducts) in the electronic management system used for wholesale services. Telnor has exercised all legal remedies challenging the resolution. As of the date of this annual report, a final resolution is pending.
In November 2023, Telmex and Telnor were notified of a resolution issued by the IFT imposing fines of Ps.262.2 million and Ps.9.3 million, respectively, for alleged relative monopolistic practices. Telmex and Telnor have exercised all legal remedies challenging the resolution. As of the date of this annual report, a final resolution is pending.
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
The IFT is also authorized to impose specific rate requirements on any carrier that is determined by the IFT to have substantial market power under the Federal Antitrust Law (
Ley Federal de Competencia Económica
) and the 2014 legislation. For more information on litigation related to the Federal Antitrust Law and the 2014 legislation, see “—Substantial Market Power Investigations” under this Part VI.
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
The price ceiling varies directly with the Mexican National Consumer Price Index (
Indice Nacional de Precios al Consumidor
), allowing Telmex to raise nominal rates to keep pace with inflation (minus a productivity factor set for the telecommunications industry), subject to consultation with the IFT. Telmex has not raised its nominal rates for many years. Under Telmex’s concession, the price ceiling is also adjusted downward periodically to pass on the benefits of Telmex’s increased productivity to its customers. The IFT sets a periodic adjustment for every four-year period to permit Telmex to maintain an internal rate of return equal to its weighted average cost of capital.
Prices for Telmex’s wholesale services are established by the IFT based on the long-run
average incremental cost model methodology.

BRAZIL
Legal Framework and Principal Regulatory Authorities
The Brazilian Telecommunications Law (
Lei Geral das Telecomunicações Brasileiras
) provides the framework for telecommunications regulation. The primary telecommunications regulator in Brazil is the Telecommunications Agency (
Agência Nacional de Telecomunicações
, or “Anatel”), which has the authority to grant concessions and licenses in connection with telecommunications services and the use of orbits, except broadcasting, and to adopt regulations that are legally binding on telecommunications services providers.
In 2019, the Brazilian Congress approved legislation to modernize Brazil’s concession-based telecommunications model to an authorization-based model. The legislation allows fixed-line concessionaires, such as Claro Brasil, to provide services under an authorization rather than a concession, as long as certain investment-related obligations are met. Under the legislation, it is possible to extend current concessions, as well as radio frequency licenses and orbital positions, for more than one period. The legislation also permits the possibility of a secondary market for trading cellphone frequencies. The legislation is implemented through regulations promulgated by Anatel. As of the date of this annual report, Anatel has promulgated the regulation that allows concessions to be transformed into authorizations. Anatel has yet to promulgate other enacting regulations, such as the regulation creating a secondary market for trading cellphone frequencies, which remain under discussion. We are currently evaluating the potential impact of this legislation on our operations.
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
covering regions outside of Brazil were relinquished by Star One before the merger. In 2020, the satellite operation rights were transferred to Embratel TVsat Telecomunicações S.A. (“Claro TV”), after approval by Anatel.
On December 18, 2019, we announced the acquisition of 100% of the shares of Nextel Brazil (currently known as Claro NXT Telecomunicações S.A.) and Sunbird
Telecomunicações Ltda. (“Sundbird”), as well as its correspondent subsidiaries and parent companies in Brazil. Nextel Brazil had authorizations to provide personal mobile services, specialized mobile services, multimedia communication services, paid fixed telephony services (national and international long-distance) and radiofrequency services in Brazil that were granted by Anatel. Sunbird had authorizations to provide specialized mobile services and radio frequency services. Derived from our acquisition of Nextel Brazil and Sunbird, Anatel provided us with: (i) a term of 18 months to consolidate and cancel the overlapped authorizations granted in favor of Nextel Brazil and Sunbird; and (ii) a term of 2 months to adjust the radiofrequency thresholds. In 2020, the authorizations and radiofrequencies granted in favor of Nextel Brazil and Sunbird for specialized mobile services were waived. Also in 2020, Nextel’s PS licenses were transferred to Claro Brasil. Moreover, to comply with the obligation mentioned on item “(i)” above, on February 5, 2021, all of Nextel Brazil’s mobile services assets and licenses were transferred to Claro Brasil by means of a corporate restructuring.
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

In addition, Claro TV has various orbital position authorizations for our satellite operations, which are set to expire between 2025 and 2033. These grants were transferred from Claro Brasil to Claro TV in 2020, subsequent to Anatel’s approval. Requests for extensions for 15 more years have been requested from Anatel. Claro Brasil also has radio frequency licenses to provide PCS, which are set to expire between 2036 and 2041.
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
Regulation of Wholesale Market Competition
In November 2012, Anatel approved the General Competition Plan (
Plano Geral de Metas da Competição
, or “PGMC”), a comprehensive regulatory framework aimed at increasing competition in the telecommunications sector. The PGMC imposes asymmetric measures upon economic groups determined by Anatel to have significant market power in any of the five (5) wholesale markets in the telecommunications sector, on the basis of several criteria, including having over 20.0% of market share in the applicable market.
In 2012, Claro Brasil and three of its primary competitors were determined to have significant market power in the mobile wireless termination and national roaming markets. As a result, Claro Brasil was required to reduce mobile termination rates to 75.0% of the 2013 rates by February 2014, and to 50.0% of the 2013 rates by February 2015. In July 2014, Anatel established termination rates for mobile services applicable to operators with significant market power through 2019, based on a cost model, and in December 2018, Anatel established termination rates for mobile services applicable to operators with significant market power from 2020 to 2023. These termination rates were revised by Anatel in February 2020. In March 2023, Anatel established the termination reference rates for mobile services applicable to operators with significant market power from 2024 to 2027. Claro Brasil is also required to publish its reference roaming prices for voice, data and SMS on an annual basis, among other measures. These prices must be related to the Anatel reference values and need to be approved by Anatel before they can take effect. The approval of new prices by Anatel took place in November 2023.
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
Network Usage Fees and Fixed-Line Interconnection Rates
In July 2014, Anatel approved a resolution establishing the reference terms for fees charged by operators in connection with the use of their mobile network and leased lines and set a price cap on fees charged for fixed network usage by operators deemed to have significant market power. Such fees, based on costs of allocation services (
coubicación
), have been applicable since February 2016.
In March 2023, Anatel published reference values for fees network that are applicable from 2024 to 2027.
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
CADE Anti-Competition Proceeding
On September 13, 2023, the Administrative Council for Economic Defense (“CADE”)’s Tribunal issued its final ruling convicting and imposing the following fines against Claro Brasil (R$30.9 million), Oi Móvel S.A. (“Oi”) (R$53.6 million) and Telefônica Brasil S.A. (“Telefônica”, together with Claro Brasil and Oi, the “Defendants”) (R$28.3 million). The fines relate to a complaint filed by British Telecom do Brasil (“BT”) against the Defendants alleging, among other things, that, in connection with the formation of a consortia among them to participate in a public bid (
Rede Correios Consortium
), the Defendants (i) colluded to prevent competition between the leading players in the broadband internet services market in Brazil, which caused anti-competitive effects in the telecommunications sector and (ii) made it difficult for BT to participate in the bid through price discrimination tactics and by refusing to supply communication circuits (specifically, MPLS links) that were required for BT to participate in the bid. Claro Brasil is currently disputing the conviction and the final fine applied in judicial court.
COLOMBIA
Legal Framework and Principal Regulatory Authorities
The Information and Communications Ministry (
Ministerio de Tecnologías de la Información y las Comunicaciones
, or “ICT Ministry”) and the Communications Regulatory Commission (
Comisión de Regulación de Comunicaciones
, or “CRC”) are responsible for overseeing and regulating the telecommunications sector. The main audiovisual regulatory authorities in Colombia with respect to Pay TV services are the CRC, the ICT Ministry and the Superintendency of Industry and Commerce (
Superintendencia de Industria y Comercio
, or “SIC”). Our Colombian subsidiary, Comunicación Celular S.A. (“Comcel”), is also subject to supervision by other government entities responsible for enforcing other regulations, such as antitrust rules or those protecting consumer rights.
Concessions
Comcel is qualified to provide fixed and mobile services and was included in the registry of networks and services administered by the ICT Ministry. Such general authorization superseded all of Comcel’s former concession contracts, and, consequently, such former concessions were terminated.

Licenses and Permits
Comcel holds licenses to provide mobile services in the spectrum frequency bands shown in the table below.

FREQUENCY	BANDWIDTH	TERMINATION DATE

850 MHz	25 MHz	Mar. 2024 (1)

1900 MHz	10 MHz	Dec. 2039

	5 MHz	Oct. 2041

	15 MHz	Mar. 2024

2.5 GHz	30 MHz	Aug. 2023

	10 MHz	Mar. 2040

	10 MHz	Mar. 2040

	10 MHz	Mar. 2040

700 MHz	20 MHz	May 2040
(1)
  Comcel has initiated procedures that seek a
20-year
renewal of this license. The termination date of this license will be deemed extended until such time as the Colombian government renders a final decision on the renewal.

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
In 2017, the ICT Ministry issued a decree approving a higher cap on spectrum acquisitions by operators in low and high frequency bands. This new cap allows Comcel to participate in future spectrum auctions. In June 2023, the ICT Ministry released a plan to conduct spectrum auctions in the 700 MHz, 1900 MHz, 2.5 GHz and 3.5 GHz bands (the “2023 Auctions”). The final resolution containing the 2023 Auctions’ terms and conditions was published by the ICT Ministry in October of 2023. The 2023 Auctions took place on December 20, 2023, with the following results: Comcel acquired 80 MHz in the 3.5 GHz frequency and 10 MHz in the 2500 MHz frequency; a subsidiary of Telecall Colombia S.A.S., participating as a new competitor in the mobile market, was granted a 80 MHz license to operate in the 3.5 GHz frequency; and the Temporary Union (as defined below) was granted a 80 MHz license to operate in the 3.5 GHz frequency band. In October 2023, Comcel obtained a concession of 30 MHz and 2.500 MHz spectrum in Colombia for a 20-year period for an amount of Ps.1,949,048. Additionally, during 2023, Comcel acquired indefeasible rights of use to use fiber optics for an amount of Ps.214,792.
In October 2023, the SIC approved the integration of Movistar’s and Tigo’s mobile networks and spectrum licenses, subject to certain conditions, including the reversion of spectrum exceeding the regulatory spectrum cap. The approved integration resulted in the creation of a new entity, called NetCo, that will manage the integrated mobile network and spectrum, and the creation of a temporary union (
Unión Temporal
or “Temporary Union”) to which Movistar and Tigo will transfer their assigned spectrum licenses.
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
On September 8, 2023 the CRC initiated a process to evaluate the adoption of certain regulatory measures in order to promote competition in the mobile services market. On January 23, 2024 the CRC issued Resolution 7285, adopting several measures to promote competition in the mobile services market, including the following two measures applicable exclusively to providers holding a dominant position: (i) asymmetric charges in national roaming services; and (ii) the obligation to publish a reference offer for passive infrastructure sharing. Comcel is evaluating legal alternatives to challenge the adoption of specific measures applicable solely to Comcel. Comcel considers that such measures were adopted pursuant to a general regulation instead of a specific administrative procedure and thus prevent Comcel from exercising the rights of defense and due process that would have been afforded had the relevant measures been adopted pursuant to a specific administrative procedure.

SOUTHERN CONE
ARGENTINA
The National Communications Agency (
Ente Nacional de Comunicaciones
, or “ENACOM”) is the main telecommunications regulatory authority in Argentina and became operational in 2016.
AMX Argentina S.A. (“AMX Argentina”), has a license with national scope to provide information and communications technology (ICT) services. The license includes fixed and mobile telephone services, internet access, data transmission, pay cable television, and value-added services, among other services. At the end of 2023, ENACOM authorized fixed and mobile service providers to provide DTH technology for pay television services, which was previously prohibited.
AMX Argentina holds licenses to operate in the 700 MHz, 900 MHz, 1700/2100 MHz (AWS), 1900 MHz and 2600 MHz frequency bands. In October 2023, AMX Argentina participated in a 5G spectrum auction and was awarded a 100 MHz license to operate in the 3,300 to 3,400 MHz band (3.5 GHz band), for the provision of communications services, both fixed and mobile, and the deployment of 5G systems. Some of these authorizations expire in 15 or 20 years and others have no expiration date. Each license contains certain coverage parameters, reporting and service requirements and grants ENACOM a right of revocation in the event of material non-compliance
with the license terms.
All telecommunications providers in Argentina are required to contribute approximately 1.0% of their monthly revenues to finance the provision of telecommunications services to underserved areas and to underserved persons. All providers must also meet certain quality of service requirements.
In 2020, the government of Argentina issued Decree 690/20 by which it declared information and communications technology (ICT) services and access to telecommunications networks, for and between licensees of ICT services, as essential and strategic public services in competition. It also established that ENACOM is the competent authority to establish regulations on prices for ICT services. To this end, in 2021, ENACOM established the conditions of a “mandatory universal basic benefit” (PBU), which must be provided under conditions of equality. This PBU covers pay television, internet, fixed and mobile telephony services, and consists of basic plans for each of these services at affordable prices. It is aimed at a special segment of beneficiaries. AMX Argentina has challenged Decree 690/20 and as of the date of this annual report, Decree 690/20 has been suspended in its effects and application due to several judicial precautionary measures issued by different courts.
On January 29, 2024, pursuant to executive decree 89/2024, the executive branch of the Argentine government ordered a
180-day
intervention of ENACOM to investigate its performance as Argentina’s telecommunications regulatory authority, subject to extensions. To date, no measures resulting from the investigation have been reported. We cannot predict whether any measures taken pursuant to the investigation of ENACOM would affect our operations in Argentina.
PARAGUAY
The National Telecommunications Commission of Paraguay (
Comisión Nacional de Telecomunicaciones de Paraguay
, or “CONATEL”) is responsible for overseeing and regulating the telecommunications industry in Paraguay.
AMX Paraguay, S.A. (“AMX Paraguay”) holds licenses to operate in the 1900 MHz and the 1700/2100 MHz bands. CONATEL is in the process of reviewing the renewal of the 1900 MHz band and the license for the 1700/2100 MHz band was renewed in August 2021. AMX Paraguay also holds a nationwide internet access and data transmission license. The license was renewed in November 2022 for another 5 years (until 2027). In addition, AMX Paraguay holds licenses to provide DTH services and cable TV services. The DTH License was renewed in March 2021 for another 5 years (until 2025). The cable TV services license was renewed in July 2021 for another 10 years (until 2031). These licenses are renewable, subject to regulatory approval, and contain coverage, reporting and service requirements. CONATEL is vested with the authority to revoke licenses in the event of a material breach of the license terms.
In November 2019, CONATEL granted AMX Paraguay a license to provide internet access and data transmission services in the 3,500 MHz frequency band, which expired on January 12, 2024.
According to the National Frequency Allocation Plan, this license cannot be renewed and the National Frequency Allocation Plan stipulates that the spectral margin between the 3400 MHz and 3700 MHz frequency bands must be allocated to 5G technology services. The Paraguayan government plans to initiate an auction for the 3500 MHz band in the latter half of 2024.
In addition, AMX Paraguay has a license to provide cellular mobile telephone services, internet access and data transmission in the 700 MHz band, which was renewed in February 2024 for an additional period of five years.

URUGUAY
The Regulatory Unit of Communications Services (
Unidad Reguladora de Servicios de Comunicaciones
, or “URSEC”) is in charge of the regulation of the telecommunications industry in Uruguay.
AM Wireless Uruguay, S.A. (“AM Wireless Uruguay”) holds licenses to operate in the 1900 MHz, 1700/2100 MHz 700 MHz, and 3300/3400 MHz frequency bands. The 1900 MHz band expires in 2024 for its 30 MHz sub-band
and in 2033 for its 20 MHz
sub-band.
The 1700/2100 MHz band expires in 2033 for the 20 MHz
sub-band
acquired in 2013, 2037 for the 20 MHz
sub-band
acquired in 2017 and 2045 for the 25 MHz
sub-band.
The 3300/3400 MHz band expires in 2048 and the 700 MHz band expires in 2037. In 2021, AM Wireless Uruguay obtained a “Class C” license, which enables it to provide internet services using fixed or wireless connections to authorized telecommunications companies. Telstar S.A. holds licenses to provide international long-distance communications and international and national data services that have no expiration date.
On August 31, 2020, Multicanal S.A. (“Multicanal”), initiated a judicial procedure against the executive branch of the Uruguayan government for alleged interference in the 2019 public auction for Multicanal’s assigned frequencies and sought to annul the assignment of the 1700/2100MHz, 1800 MHz and 2600 MHz frequency bands. Multicanal obtained a declaration of nullity of actions of the executive branch of the Uruguayan government that assigned the frequencies (including AM Wireless Uruguay’s 1765/1775 MHz and 2165/2175 MHz frequency bands). As of the date of this annual report, the frequencies assigned to the operators have not been returned or re-auctioned.
In the event a
re-auction
takes place, AM Wireless Uruguay may challenge the declaration of nullity and seek compensatory and other damages.
Regarding the license granted in 1900 MHz, on November 29, 2022, the executive branch issued Decree 377/022, which provided for the renewal of spectrum in the 1900 MHz band (specifically, sub-blocks
1895 to 1910 MHz and 1975 to 1990 MHz), which is set to expire in July 2024, for the same term and price. The renewal will expire in 2044 and is expected to cost U.S.$18,120 million.
The license initially granted to Flimay S.A. (“Flimay”) to provide DTH technology services in Uruguay has been contested by the government since 2012. In 2017, the executive branch of Uruguay held under a new ruling that Flimay does not have a valid license to provide DTH services in the country. In February 2022, the administrative court issued a ruling (36/2022) stating that the administrative act that revoked Flimay’s license should be annulled, and the license should be restored. On December 2022, we presented a note to URSEC requesting that they adopt the necessary operations to issue the D license to Flimay. On July 20, 2023, Flimay requested technical approval from URSEC for the use of the D license in connection with DTH technology service. The approval is still in process.
In July 2020, the Consideration Law (
Ley de Urgente Consideración
) No. 19,889 was enacted, and pursuant to articles 471 through 476, established a number portability regime for mobile services. In January 2021 Decree No. 26 approved the regulation of the portability system.
In November 2021, the Accountability Law (
Ley de Rendición de Cuentas
) was enacted, whereby URSEC´s antitrust practices competencies were transferred to the Antitrust Commission (
Comisión de Promoción y Defensa de la Competencia
).
Notwithstanding the foregoing, URSEC remains competent to hold hearings on and authorize mergers and acquisitions of telecommunications licenses.
In November 2023, Decree 324/023 was enacted. The decree requires operators to block online sporting events that are being illegally transmitted in violation of intellectual property rights. As of December 31, 2023, this decree has not gone into effect. The Uruguayan government is coordinating a working group to facilitate the implementation of the decree.
ANDEAN REGION
ECUADOR
The primary regulatory authorities for our mobile and fixed-line operations are the National Telecommunications, Regulation and Control Agency (
Agencia de Regulación y Control de las Telecomunicaciones
, or “Arcotel”) and the Telecommunications and Information Society Ministry (
Ministerio de Telecomunicaciones y Sociedad de la Información
, or “Mintel”). Arcotel is responsible for the licensing and oversight of radio-electric spectrum use and telecommunications services provisions. Mintel is responsible for the promotion of equal access to telecommunications services.
The Telecommunications Law (
Ley Orgánica de Telecomunicaciones
), adopted in 2015, serves as the legal framework for telecommunications services. It established regulations for operators with significant market power based on their gross incomes
as well as additional fees also based on an operator’s gross income, but that can vary depending on the size of their market share.

Consorcio Ecuatoriano de Telecomunicaciones, S.A. (“Conecel”) has a significant percentage of users in the advanced wireless services market, and therefore was obliged to make fee payments on its income pursuant to the Telecommunications Law.
Conecel paid to the Ecuadorian government U.S.$23 million, which corresponds to 3.0% of its wireless service revenues generated in the 2022. An arbitration proceeding to partially void the payment by Conecel of such fees was conducted and a decision in favor of the government was reached. Conecel appealed this decision and, as of the date of this annual report, a decision of the Constitutional Court is pending. However, the Law for Economic Development and Sustainability after the
COVID-19
Pandemic (
Ley Orgánica para el Desarrollo Económico y Sostenibilidad Fiscal tras la Pandemia
COVID-19
) issued on November 29, 2021 eliminates the regulation (Article 34) of the Telecommunications Law that required Conecel to make quarterly payments on its income. This elimination became effective on January 1, 2023.
Conecel holds concessions to operate in the 850MHz, 1900 MHz and AWS bands, which include concessions for PCS that were supposed to expire in August 2023. Negotiations for the renewal of the PCS concession remain ongoing, and the Ecuadorian government granted an extension of Conecel’s spectrum concessions that remains valid while the negotiations continue. The PCS concession contains quality-of-service
requirements for successful call completions, SMS delivery times, customer service, geographic coverage and other service conditions.
Conecel also holds licenses to provide Pay TV Services (through DTH technology), bearer services, and internet services, expiring in 2038, 2032 and 2036, respectively.
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
The recalculation proceedings mentioned in this section were disputed with Arcotel in arbitration. On April 17, 2020, an arbitration court from the International Arbitration and Mediation Center (
Centro Internacional de Arbitraje y Mediación
, or “CIAM”) issued its resolution which was favorable for Conecel. Arcotel was ordered to pay Conecel U.S.$32.4 million plus interest for the periods between 2009 and 2015.
Notwithstanding the foregoing, on January 15, 2021, the Provincial Court of Justice accepted Arcotel´s request to nullify the resolution issued by the arbitration court, thereby declaring it null. The annulment of the resolution has not ended the dispute with Arcotel. A new arbitration court from CIAM reviewed the resolution, and on March 8, 2023, issued a new arbitration award in favor of Conecel. Arcotel is again requesting to nullify the second award in the Provincial Court of Justice. As of December 31, 2023, this dispute is ongoing. Conecel enforced its rights in this matter by presenting an Extraordinary Action for Protection before the Constitutional Court for the violation of its rights, which is still pending resolution.
Decrease in Monthly Fees For Use of Spectrum
In December 2022, Arcotel released a new regulation aimed at decreasing the monthly fees for use of spectrum. This decrease became effective as of January 2023. According to this regulation, the monthly fees will start decreasing by up to 47% in 2023, 58% in 2024, 69% in 2025 and 79% in 2026.
PERU
The Supervisory Agency for Private Investment in Telecommunication (
Organismo Supervisor de la Inversión Privada en Telecomunicaciones
, or “OSIPTEL”) is in charge of the regulation of the telecommunications industry in Peru. The Ministry of Transport and Communications (
Ministerio de Transportes y Comunicaciones
, or “MTC”) grants concessions, permits and licenses. The Telecommunications Law (
Decreto Supremo N°
013-93-TCC
Ley de Telecomunicaciones
), adopted in 1993, serves as the legal framework for telecommunications services.
América Móvil Perú, S.A.C. (“Claro Perú”) holds nationwide concessions to provide wireless, PCS, fixed-line, local wholesale, domestic and international long-distance, Pay TV services (through DTH and HFC technologies), public telephone and value-added services (including internet access). The concessions allow Claro Perú to operate on the 450 MHz, 700 MHz, 850 MHz, 1900 MHz, 3.5 GHz and 10.5 GHz bands. As part of Claro Perú’s acquisition of Olo del Perú S.A.C., TVS Wireless

S.A.C. and their respective subsidiaries in 2016, Claro Perú had a resale agreement with such companies to operate in certain regions on the 2.5 GHz band.
Spectrum reframing is the process conducted by the MTC to properly order the assignment of a frequency band in order to have continuous coverage nationwide and adequate bandwidth. The MTC issued the final decision on the spectrum reframing for the 2.5 GHz band, granting 80 MHz to TVS Wireless, S.A.C. (Lima and Callao) and Olo del Peru, S.A.C. (rest of the country). In 2021 and 2022, our subsidiaries Olo del Peru and TVS Wireless were merged into Claro Perú with 2.5 GHz spectrum and all licenses previously granted to such subsidiaries transferred to Claro Perú.
Each of the concessions was awarded by the MTC and covers a
20-year
period. The concessions contain coverage, reporting, service requirement and spectral efficiency goals. The MTC is authorized to cancel any of the concessions in the case of specified breaches of its terms. Renewal of the 1900 MHz and 3.5 GHz concessions is ongoing and the MTC’s decision is pending.
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
Licenses

COUNTRY	FREQUENCY	TERMINATION DATE

AUSTRIA	800 MHz	2029

	900 MHz	2034

	2034	2044

	1800 MHz	2034

	1800 MHz	2034

	2100 MHz	2044

	2600 MHz	2026

	3500 MHz	2039

BELARUS	900 MHz	Not applicable

	1800 MHz	Not applicable

	2100 MHz	Not applicable

BULGARIA	700 MHz	2038

	800 MHz	2038

	900 MHz	2024

	1800 MHz	2024

	2100 MHz	2025

	3500 MHz	2041

	26000 MHz	2042

CROATIA	700 MHz	2036

	800 MHz	2024

	900 MHz	2024

	1800 MHz	2024

	2100 MHz	2024

	3500 MHz	2036

	26000 MHz	2036

NORTH MACEDONIA	800 MHz	2033

	900 MHz	2028

	1800 MHz	2033

	2100 MHz	2028

SERBIA	800 MHz	2026

	900 MHz	2026

	1800 MHz	2026

	2100 MHz	2026

SLOVENIA	700 MHz	2036

	800 MHz	2029

	900 MHz	2031

	1500 MHz	2036

	1800 MHz	2031

	2100 MHz	2036

	2600 MHz	2029

	3500 MHz	2036

	26000 MHz	2029

OTHER JURISDICTIONS

COUNTRY	PRINCIPAL REGULATORY AUTHORITIES	CONCESSION AND LICENSES

COSTA RICA
Superintendency of Telecommunica- tions
(Superintendencia de Teleco-
municaciones)
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
•  Rights of use of 12 MHz in the 900 MHz band, 120 MHz in the 1900 MHz band and 175 MHz in the 3.5 GHz band to provide all types of services that expire in 2033.
•  Rights of use of 50 MHz in the 700 MHz band to provide all types of services that expire in 2043.
•  License to provide Pay TV Services that expires in 2038.

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
•  Concessions to use the
AWS-1
(1700/2100 MHz) band that expire in 2026 and 2037.
•  Long-term transfer lease concessions to use the
AWS-1
(1700/2100 MHz) band that expire in 2027.
•  Concessions to use the
AWS-3
band (1700/2100 MHz) that expire in 2026 and 2028.
•  Concessions to use the 3.5 GHz band that expire in 2031.
•  Long-term transfer lease concessions to use 35.6 MHz of the 2.5 GHz band that expire in2025, 2026, 2030,2032 and 2033.
•  Franchise to operate Pay TV services using IPTV technology that will be terminated in 2024.

Many of our employees are members of labor unions with which we conduct collective negotiations on wages, benefits and working conditions. We believe that we have good current relations with our workforce.
The following table sets forth the total number of employees and a breakdown of employees by main category of activity and geographic location, as of the dates indicated.

		DECEMBER 31,

	2021	2022	2023

NUMBER OF EMPLOYEES	177,713	176,014	176,083

CATEGORY OF ACTIVITY:

Wireless	68,606	68,981	68,325

Fixed	86,788	84,829	83,940

Other businesses	22,319	22,204	23,818

GEOGRAPHIC LOCATION:

Mexico	87,233	85,820	86,996

South America	53,227	52,492	51,886

Central America	9,141	9,602	9,645

Caribbean	10,256	10,193	10,048

Europe	17,856	17,907	17,508

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

AUDIT AND
NON-AUDIT
FEES
The following table sets forth the fees billed to us and our subsidiaries by our independent registered public accounting firm, Mancera, during the fiscal years ended December 31, 2022 and 2023:

	YEAR ENDED DECEMBER 31,

	2022	2023

	(in millions of Mexican pesos)

Audit fees (1)	Ps. 229	Ps. 202

Audit-related fees (2)	9	13

Tax fees (3)	14	11

Total fees	Ps. 252	Ps. 226
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
On March 19, 2024, the Board of Directors, with the favorable opinion of the Audit and Corporate Practices Committee, elected the firm “Deloitte” (Galaz, Yamakazi, Ruiz Urquiza, S.C.) as our independent registered public accounting firm for the fiscal years 2025, 2026 and 2027 and, therefore, Mancera, S.C., a member practice of Ernst & Young Global Limited (“EY”), will not continue acting as our independent registered public accounting firm upon completion of the 2024 audit. This decision considered various aspects, including the evaluation carried out by our management and Audit and Corporate Practices Committee of different independent registered public Accounting firms invited to a selection process initiated in 2023, including EY, as well as the corporate governance best practice consisting of independent registered public accounting firm periodic rotation.
The reports of EY in respect of the Company’s financial statements with accompanying notes for each of the years ended December 31, 2023 and 2022 did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.
During the years ended December 31, 2023 and 2022, and the subsequent interim periods, there were no disagreements (as that term is defined in Item 304(a)(1) (iv) of Regulation S-K promulgated by the Securities and Exchange Commission) with EY on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures, which disagreement(s), if not resolved to the satisfaction of EY would have caused EY to make reference to the matter in their reports on the Company’s financial statements for such years.
During the years ended December 31, 2023 and 2022, there were no “reportable events” within the meaning of Item 304(a)(1)(v) of Regulation S-K, except that EY issued an adverse opinion in their report on internal control over financial reporting as of December 31, 2023 and 2022 as a result of the material weakness in our Colombian subsidiary related to certain ineffective ITGCs.

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
The following documents have been filed with the SEC as exhibits to this annual report:

1.1	Amended and Restated Bylaws of América Móvil, S.A.B. de C.V., dated as of April 14, 2023.

2.1	Description of Securities Registered Under Section 12 of the Exchange Act.

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

8.1	List of certain subsidiaries of América Móvil, S.A.B. de C.V.

Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Certification pursuant to Section 906 of the Sarbanes- Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Consent of independent registered public accounting firm.

13.1	Certification pursuant to Section 906 of the Sarbanes- Oxley Act of 2002.

Inline XBRL Instance Document.

15.1	Code of Ethics.

Inline XBRL Taxonomy Extension Calculation Linkbase Document.

15.2	Consent of independent registered public accounting firm.

Inline XBRL Taxonomy Extension Presentation Linkbase Document.

17.1	Subsidiary Guarantors.

97.1	Policy Relating to Recovery of Erroneously Awarded Compensation of América Móvil, S.A.B. de C.V.

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Document.

104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the inline XBRL document)
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
Examples of forward-looking statements include the following:

•	projections of our commercial, operating or financial performance, our financing, our capital structure or our other financial items;

•	statements of our plans, objectives or goals, including those relating to acquisitions, competition and rates;

•	statements concerning regulation or regulatory developments;

•	the impact of public health crises;

•	statements about our future economic performance or that of Mexico or other countries in which we operate;

•	competitive developments in the telecommunications industry;

•	other factors and trends affecting the telecommunications industry generally and our financial condition in particular; and
•	statements of assumptions underlying the foregoing statements.
We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward- looking statements, but they are not the only way we identify such statements.
Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors,” include economic and political conditions and government policies in Mexico, Brazil, Argentina, Colombia, Europe and elsewhere, inflation rates, exchange rates, regulatory developments, technological improvements, the impact of public health crises, customer demand and competition. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. You should evaluate any statements made by us in light of these important factors.
Forward-looking statements speak only as of the date they are made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

ITEM	FORM 20-F CAPTION	LOCATION IN THIS REPORT	PAGE
1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	Not applicable	–
2	OFFER STATISTICS AND EXPECTED TIMETABLE	Not applicable	–
3	KEY INFORMATION
	3A Selected financial data	Selected financial data	6
	3B Capitalization and indebtedness	Not applicable	–
	3C Reasons for the offer and use of proceeds	Not applicable	–
	3D Risk factors	Risk factors	39
4	INFORMATION ON THE COMPANY
	4A History and development of the Company	Information on the Company	9
		Note 10–Property, Plant and Equipment, net	F-47
		Liquidity and capital resources	34
		Additional Information	93
	4B Business overview	Information on the Company	9
		Regulation	77
	4C Organizational structure	Exhibit 8.1	–
	4D Property, plant and equipment	Information on the Company	9
		Note 10–Property Plant and Equipment, net	9
		Liquidity and capital resources	34
		Regulation	77
4A	Unresolved staff comments	None	–
5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
	5A Operating results	Services and Products	15
		Overview	24
		Results of operations	26
		Regulation	77
		Liquidity and capital resources	34
	5B Liquidity and capital resources	Note 14–Debt	F-63
	5C Research and development, patents and licenses, etc.	Not applicable	–
	5D Trend information	Overview	24
		Results of operations	26
	5E Critical Accounting Estimates	Not applicable	–
6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
	6A Directors and senior management	Management	53
	6B Compensation	Management	66
	6C Board practices	Management	65
	6D Employees	Employees	94
	6E Share ownership	Major shareholders	53
		Management	63
	6F Disclosure of a registrant’s action to recover erroneously awarded compensation	Not applicable	–
7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
	7A Major shareholders	Major shareholders	53
	7B Related party transactions	Related party transactions	54
	7C Interests of experts and counsel	Not applicable	–
8	FINANCIAL INFORMATION
	8A Consolidated statements and other financial information	Consolidated Financial Statements	103
		Dividends	55
		Note 17–Commitments and Contingencies	F-71
	8B Significant changes	Not applicable	–

ITEM	FORM 20-F CAPTION	LOCATION IN THIS REPORT	PAGE
9	THE OFFER AND LISTING
	9A Offer and listing details	Trading markets	55
	9B Plan of distribution	Not applicable	–
	9C Markets	Trading markets	55
	9D Selling shareholders	Not applicable	–
	9E Dilution	Not applicable	–
	9F Expenses of the issue	Not applicable	–
10	ADDITIONAL INFORMATION
	10A Share Capital	Not applicable	–
	10B Memorandum and articles of association	Bylaws	55
	10C Material contracts	Information on the Company	9
		Results of operations	26
		Related party transactions	54
		Regulation	77
	10D Exchange controls	Additional information	93
	10E Taxation	Taxation of shares and ADSs	57
	10F Dividends and paying agents	Not applicable	–
	10G Statement by experts	Not applicable	–
	10H Documents on display	Additional information	93
	10I Subsidiary information	Not applicable	–
	10J Annual report to security holders	Note applicable	–
11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	Risk management	[ ]
		Note 2 a)–Basis of Preparation of the Consolidated Financial Statements and Summary of Significant Accounting Policies and Practices	F-11
12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
	12A Debt securities	Not applicable	–
	12B Warrants and rights	Not applicable	–
	12C Other securities	Not applicable	–
	12D American Depositary Shares	Bylaws	55
13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	Not applicable	–
14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	Not applicable	–
15	CONTROLS AND PROCEDURES	Controls and procedures	69
16A	AUDIT COMMITTEE FINANCIAL EXPERT	Management	66
16B	CODE OF ETHICS	Code of ethics	75
16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES	Principal accountant fees and services	95
16D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	Not applicable	–
16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	Purchases of equity securities by the issuer and affiliated purchasers	56
16F	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	Not applicable	–
16G	CORPORATE GOVERNANCE	Corporate governance	62
16H	MINE SAFETY DISCLOSURE	Not applicable	–
16I	DISCLOSURE REGARDING FOREIGN JURISDICATIONS THAT PREVENT INSPECTIONS	Not applicable	–
16J	INSIDER TRADING POLICIES	Not applicable	–
16K	CYBERSECURITY	Cybersecurity	73
17	FINANCIAL STATEMENTS	Not applicable	–
18	FINANCIAL STATEMENTS	Consolidated Financial statements	103
19	EXHIBITS	Additional Information	93

The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
Dated: April [29], 2024
AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Carlos José García Moreno Elizondo

Name:	Carlos José García Moreno Elizondo

Title:	Chief Financial Officer

By:	/s/ Alejandro Cantú Jiménez

Name:	Alejandro Cantú Jiménez

Title:	General Counsel

AMÉRICA MÓVIL, S.A.B. DE C.V.
AND
SUBSIDIARIES
Consolidated Financial Statements
Years Ended December 31, 2021, 2022 and 2023
with Report of Independent Registered Public Accounting Firm

F-1

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES
Consolidated Financial Statements
Years Ended December
31
, 2021, 2022 and 2023
Contents:

Mancera, SC. (Member firm of Ernst & Young Global Limited)
Auditor firm ID: 01284

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders
of
América Móvil, S.A.B. de C.V.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of América Móvil, S. A. B. de C. V. and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 29, 2024 expressed an adverse opinion thereon.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U. S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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

F-2

opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Deferred tax assets, realizability of amounts related to net operating loss carryforwards and temporary differences related to employee benefits

Description of the Matter	As discussed in Note 13 to the consolidated financial statements, as of December 31, 2023, the balance of deferred tax assets was Ps. 137,883,622 thousand. The Company has recognized deferred tax assets arising from net operating loss carryforwards (NOLs) of Ps. 36,970,123 thousand, of which Ps. 25,293,302 thousand was generated by its subsidiary in Brazil. In addition, the Company has recognized deferred tax assets of Ps. 34,663,794 thousand related to employee benefits, which are primarily related to one of its Mexican subsidiaries.
Auditing management’s assessment of the realizability of the deferred tax assets arising from NOLs and the Mexican subsidiary’s employee benefits involved complex auditor judgement because management’s estimate of realizability was based on assessing the likelihood, timing and sufficiency of future taxable profits and available tax planning opportunities. These projections are sensitive because they can be affected by future operating results and future market and economic conditions.

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
To test the realizability of the deferred tax assets our audit procedures included, among others, the review of management’s estimates of future taxable income, the methodology used, the significant assumptions and the underlying data used by the Company in developing the projected financial information, such as customer attrition rates, growth rates, and other key assumptions by comparing them with historical, economic and industry trends and evaluating whether changes to the Company’s business model and other factors would significantly affect the projected financial information. We also involved our valuation specialists to evaluate the analysis and assumptions used, and to test the calculations used by the Company.
In addition, with the assistance of our tax professionals, we assessed the application of relevant tax laws, including assessing the Company’s future tax planning opportunities, and tested the scheduling of the timing and amounts of expected reversals of taxable temporary differences.
We also assessed the adequacy of the related financial statement disclosures.

Discount rate used in determining defined benefit pension obligations in Mexico

Description of the Matter	As discussed in Note 2 q) and in Note 18 to the consolidated financial statements, as of December 31, 2023, the defined benefit pension obligation balance was Ps. 134,188,504 thousand. The Company assessed and updated its estimates and assumptions used to actuarially measure and value the defined benefit pension obligation as of December 31, 2023, using the assistance of independent actuarial specialists.

F-3

Auditing the defined benefit pension obligation, for which the majority of the balance arises from one of the Company’s subsidiaries in Mexico, involved complex auditor judgement and required the involvement of our actuarial and valuation specialists because of the highly judgmental nature of the discount rate used in the Company’s measurement process. This assumption was complex because it required a valuation of the credit quality of the corporate bonds used to develop the discount rate and the correlation of those bonds’ cash inflows to the timing and amount of future expected benefit payments.

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
We also evaluated the objectivity and competence of management’s internal specialist responsible for overseeing the determination of the discount rate and the independent actuarial specialists through the consideration of their professional qualifications, experience and use of accepted methodology.
We also assessed the adequacy of the related financial statement disclosures.
/s/ Mancera, S.C.
A member of Ernst & Young Global
We have served as the Company’s auditor since 1993.
Mexico City, Mexico
April 29, 2024

F-4

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES
Consolidated Statements of Financial Position
(In thousands of Mexican pesos)

	Note	At December 31,
		2022		2023		2023 Millions of U.S. dollars
Assets
Current assets:
Cash and cash equivalents	3	Ps.	33,700,949	Ps.	26,597,773	US$	1,574
Equity investments at fair value through other comprehensive income (OCI) and other short-term investments	4		88,428,111		73,755,627		4,366
Accounts receivable:
Subscribers, distributors, recoverable taxes, contract assets and other, net	5		199,424,202		206,802,150		12,242
Related parties	6		2,287,213		1,071,520		63
Derivative financial instruments	7		2,602,680		1,446,034		86
Inventories, net	8		23,995,133		19,271,625		1,141
Other current assets, net	9		10,565,422		11,222,259		664

Total current assets		Ps.	361,003,710	Ps.	340,166,988	US$	20,136
Non-current assets:
Property, plant and equipment, net	10	Ps.	657,226,210	Ps.	628,650,904	US$	37,213
Intangibles, net	11		128,893,422		121,498,519		7,192
Goodwill	11		141,121,365		146,078,897		8,647
Investments in associated companies	12b		23,975,462		14,380,463		851
Deferred income taxes	13		128,717,811		137,883,622		8,162
Accounts receivable, subscriber, distributors and contract assets, net	5		8,724,497		9,400,123		556
Other assets, net	9		39,581,622		37,643,712		2,228
Debt instruments at fair value through OCI	4		6,981,149		14,914,412		883
Right-of-use assets	15		121,874,096		113,568,320		6,723

Total assets		Ps.	1,618,099,344	Ps.	1,564,185,960	US$	92,591

Liabilities and equity
Current liabilities:
Short-term debt and current portion of long-term debt	14	Ps.	102,024,414	Ps.	160,963,603	US$	9,528
Short-term liability related to right-of-use of assets	15		32,902,237		24,375,010		1,443
Accounts payable	16a		174,472,769		162,097,416		9,595
Accrued liabilities	16b		56,815,331		55,214,324		3,268
Income tax	13		29,174,066		29,516,162		1,747
Other taxes payable			33,887,645		40,082,150		2,373
Derivative financial instruments	7		25,331,346		17,896,379		1,059
Related parties	6		7,224,218		6,766,826		401
Deferred revenues			27,044,928		27,494,667		1,628

Total current liabilities		Ps.	488,876,954	Ps.	524,406,537	US$	31,042
Non-current liabilities:
Long-term debt	14	Ps.	408,565,066	Ps.	339,713,449	US$	20,109
Long-term liability related to right-of-use of assets	15		101,246,574		100,794,146		5,967
Deferred income taxes	13		30,302,060		21,269,102		1,259
Deferred revenues			2,556,103		2,666,273		158
Asset retirement obligations	16c		10,799,997		10,117,928		599
Employee benefits	18		137,923,317		143,516,143		8,495

Total non-current liabilities		Ps.	691,393,117	Ps.	618,077,041	US$	36,587

Total liabilities		Ps.	1,180,270,071	Ps.	1,142,483,578	US$	67,629

Equity:
Capital stock	20	Ps.	95,365,329	Ps.	95,362,024	US$	5,645
Retained earnings:
Prior years			429,324,326		469,543,111		27,794
Profit for the year			76,159,391		76,110,617		4,505

Total retained earnings			505,483,717		545,653,728		32,299
Other comprehensive loss items			(227,044,342)		(274,303,207)		(16,237)

Equity attributable to equity holders of the parent			373,804,704		366,712,545		21,707
Non-controlling interests			64,024,569		54,989,837		3,255

Total equity			437,829,273		421,702,382		24,962

Total liabilities and equity		Ps.	1,618,099,344	Ps.	1,564,185,960	US$	92,591

The accompanying notes are an integral part of these consolidated financial statements.

F-
5

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income
(In thousands of Mexican pesos, except for earnings per share)

	Note	For the years ended December 31
		2021 (1)		2022 (1)		2023		2023 Millions of U.S. dollars, except for earnings per share
Operating revenues:
Service revenues		Ps.	694,300,431	Ps.	712,985,548	Ps.	689,154,325	US$	40,794
Sales of equipment			136,387,021		131,515,849		126,858,519		7,509

		Ps.	830,687,452	Ps.	844,501,397	Ps.	816,012,844	US$	48,303

Operating costs and expenses:
Cost of sales and services			328,510,002		330,532,450		316,476,140		18,734
Commercial, administrative and general expenses			173,579,745		179,454,030		173,001,297		10,241
Other expenses			4,738,463		5,010,379		6,965,828		412
Depreciation and amortization	9,10,11 and 15		156,302,992		158,633,786		151,786,064		8,985

		Ps.	663,131,202	Ps.	673,630,645	Ps.	648,229,329	US$	38,372

Operating income		Ps.	167,556,250	Ps.	170,870,752	Ps.	167,783,515	US$	9,931

Interest income			3,834,150		4,823,579		9,628,340		570
Interest expense			(35,738,305)		(41,258,803)		(44,545,241)		(2,637)
Foreign currency exchange (loss) gain, net			(16,714,847)		20,761,622		14,653,523		867
Valuation of derivatives, interest cost from labor obligations and other financial items, net	22		(14,243,517)		(19,116,219)		(26,814,668)		(1,586)
Equity interest in net result of associated companies			113,918		(1,811,432)		(5,371,824)		(318)

Profit before income tax			104,807,649		134,269,499		115,333,645		6,827
Income tax	13		32,717,477		46,044,089		34,544,003		2,045

Net profit for the year from continuing operations		Ps.	72,090,172	Ps.	88,225,410	Ps.	80,789,642	US$	4,782
Profit (loss) after tax for the year from discontinued operations	2, Ac		124,235,942		(6,719,015)		—		—

Net profit for the year		Ps.	196,326,114	Ps.	81,506,395	Ps.	80,789,642	US$	4,782

Net profit for the year attributable to:
Equity holders of the parent from continuing operations	20	Ps.	68,187,225	Ps.	82,878,406	Ps.	76,110,617	US$	4,505
Equity holders of the parent from discontinued operations	2, Ac		124,235,942		(6,719,015)		—		—
Non-controlling interests			3,902,947		5,347,004		4,679,025		277

		Ps.	196,326,114	Ps.	81,506,395	Ps.	80,789,642	US$	4,782
Basic and diluted earnings per share attributable to equity holders of the parent from continuing operations	20	Ps.	1.03	Ps.	1.30	Ps.	1.21	US$	0.07

Basic and diluted earnings per share attributable to equity holders of the parent from discontinued operations	20	Ps.	1.88	Ps.	(0.11)	Ps.	—	US$	—

Other comprehensive income (loss):
Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent years (net of tax):
Effect of translation of foreign entities from continuing operations		Ps.	(7,134,153)	Ps.	(35,114,722)	Ps.	(41,548,455)	US$	(2,459)
Effect of translation of foreign entities from discontinued operations			(829,163)		5,193,281		—		—
Items that will not be reclassified to profit (or loss) in subsequent years (net of tax):
Re-measurement of defined benefit plan, net of deferred taxes			11,261,896		(4,305,716)		(3,769,565)		(223)
Unrealized gain (loss) on equity investments at fair value, net of deferred taxes	4		4,560,869		(4,707,276)		(967,609)		(57)
Revaluation surplus, net of deferred taxes			—		—		868,456		51

Total other comprehensive income (loss) items for the year, net of deferred taxes	21		7,859,449		(38,934,433)		(45,417,173)		(2,688)

Total comprehensive income for the year		Ps.	204,185,563	Ps.	42,571,962	Ps.	35,372,469	US$	2,094

Comprehensive income for the year attributable to:
Equity holders of the parent from continuing operations		Ps.	202,418,502	Ps.	40,959,024	Ps.	34,578,854	US$	2,047
Non-controlling interests			1,767,061		1,612,938		793,615		47

		Ps.	204,185,563	Ps.	42,571,962	Ps.	35,372,469	US$	2,094
Comprehensive income for the period:
Net comprehensive income from continuing operations		Ps.	79,949,621	Ps.	49,290,977	Ps.	35,372,469	US$	2,094
Net comprehensive income (loss) from discontinued operations	2, Ac		124,235,942		(6,719,015)		—		—

		Ps.	204,185,563	Ps.	42,571,962	Ps.	35,372,469	US$	2,094

(1)	Discontinued operations.
The accompanying notes are an integral part of these consolidated financial statements.

F-
6

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2021, 2022 and 2023
(In thousands of Mexican pesos)

	Capital stock		Legal reserve (Note 20)		Retained earnings		Unrealized loss on equity investment at fair value		Re-measurement of defined benefit plans		Cumulative translation adjustment		Revaluation surplus		Total equity attributable to equity holders of the parent		Non- controlling interests		Total equity
As of January 1, 2021	Ps.	96,341,695	Ps.	358,440	Ps.	314,359,584	Ps.	(10,881,989)	Ps.	(113,607,942)	Ps.	(100,926,140)	Ps.	64,835,155	Ps.	250,478,803	Ps.	64,638,815	Ps.	315,117,618
Net profit for the year		—		—		192,423,167		—		—		—		—		192,423,167		3,902,947		196,326,114
Unrealized gain on equity investments at fair value, net of deferred taxes (Note 21)		—		—		—		4,560,869		—		—		—		4,560,869		—		4,560,869
Remeasurement of defined benefit plan, net of deferred taxes (Note 21)		—		—		—		—		11,100,835		—		—		11,100,835		161,061		11,261,896
Effect of translation of foreign entities (Note 21)		—		—		—		—		—		(2,514,992)		(2,322,214)		(4,837,206)		(2,296,947)		(7,134,153)
Discontinued operations (Note 21)		—		—		—		—		—		(829,163)		—		(829,163)		—		(829,163)
Transfer of assets’ revaluation surplus (Note 21)		—		—		3,803,349		—		—		—		(3,803,349)		—		—		—

Comprehensive income for the year		—		—		196,226,516		4,560,869		11,100,835		(3,344,155)		(6,125,563)		202,418,502		1,767,061		204,185,563
Dividends declared		—		—		(26,640,797)		—		—		—		—		(26,640,797)		(1,919,674)		(28,560,471)
Repurchase of shares		(8,263)		—		(36,752,766)		—		—		—		—		(36,761,029)		—		(36,761,029)
Other acquisitions of non-controlling interests		—		—		139,448		—		—		—		—		139,448		(79,403)		60,045

Balance at December 31, 2021	Ps.	96,333,432	Ps.	358,440	Ps.	447,331,985	Ps.	(6,321,120)	Ps.	(102,507,107)	Ps.	(104,270,295)	Ps.	58,709,592	Ps.	389,634,927	Ps.	64,406,799	Ps.	454,041,726
Net profit for the year		—		—		76,159,391		—		—		—		—		76,159,391		5,347,004		81,506,395
Unrealized loss on equity and debt investments at fair value, net of deferred taxes (Note 21)		—		—		—		(4,707,276)		—		—		—		(4,707,276)		—		(4,707,276)
Remeasurement of defined benefit plan, net of deferred taxes (Note 21)		—		—		—		—		(4,599,407)		—		—		(4,599,407)		293,691		(4,305,716)
Effect of translation of foreign entities (Note 21)		—		—		—		—		—		(29,222,333)		(1,864,632)		(31,086,965)		(4,027,757)		(35,114,722)
Discontinued operations (Note 21)		—		—		—		—		—		5,193,281		—		5,193,281		—		5,193,281
Transfer of assets’ revaluation surplus (Note 21)		—		—		2,165,706		—		—		—		(2,165,706)		—		—		—

Comprehensive income for the year		—		—		78,325,097		(4,707,276)		(4,599,407)		(24,029,052)		(4,030,338)		40,959,024		1,612,938		42,571,962
Dividends declared		—		—		(28,000,073)		—		—		—		—		(28,000,073)		(1,880,736)		(29,880,809)
Repurchase of shares		33,469		—		(26,234,786)		—		—		—		—		(26,201,317)		—		(26,201,317)
Recycling of assets revaluation surplus by spin-off, net of deferred taxes		—		—		35,289,339		—		—		—		(35,289,339)		—		(79,806)		(79,806)
Spin-off effects		(1,001,572)		—		(1,581,315)		—		—		—		—		(2,582,887)		—		(2,582,887)
Other acquisitions of non-controlling interests		—		—		(4,970)		—		—		—		—		(4,970)		(34,626)		(39,596)

Balance at December 31, 2022	Ps.	95,365,329	Ps.	358,440	Ps.	505,125,277	Ps.	(11,028,396)	Ps.	(107,106,514)	Ps.	(128,299,347)	Ps.	19,389,915	Ps.	373,804,704	Ps.	64,024,569	Ps.	437,829,273
Net profit for the year		—		—		76,110,617		—		—		—		—		76,110,617		4,679,025		80,789,642
Unrealized loss on equity and debt investments at fair value, net of deferred taxes (Note 21)		—		—		—		(967,609)		—		—		—		(967,609)		—		(967,609)
Remeasurement of defined benefit plan, net of deferred taxes (Note 21)		—		—		—		—		(3,662,102)		—		—		(3,662,102)		(107,463)		(3,769,565)
Effect of translation of foreign entities (Note 21)		—		—		—		—		—		(36,676,031)		(723,649)		(37,399,680)		(4,148,775)		(41,548,455)
Revaluation surplus, net deferred taxes (Note 21)		—		—		—		—		—		—		497,628		497,628		370,828		868,456
Transfer of assets’ revaluation surplus (Note 21)		—		—		815,693		—		—		—		(815,693)		—		—		—

Comprehensive income for the year		—		—		76,926,310		(967,609)		(3,662,102)		(36,676,031)		(1,041,714)		34,578,854		793,615		35,372,469
Dividends declared		—		—		(28,946,819)		—		—		—		—		(28,946,819)		(1,965,529)		(30,912,348)
Repurchase of shares		(3,305)		—		(14,319,762)		—		—		—		—		(14,323,067)		—		(14,323,067)
Recycling of assets revaluation surplus related to Peru and the Dominican Republic’s sale of towers, net of deferred taxes		—		—		4,911,409		—		—		—		(4,911,409)		—		—		—
Other acquisitions of non-controlling interests		—		—		1,598,873		—		—		—		—		1,598,873		(7,862,818)		(6,263,945)

Balance at December 31, 2023	Ps.	95,362,024	Ps.	358,440	Ps.	545,295,288	Ps.	(11,996,005)	Ps.	(110,768,616)	Ps.	(164,975,378)	$	Ps.13,436,792	Ps.	366,712,545	Ps.	54,989,837	Ps.	421,702,382

The accompanying notes are an integral part of these consolidated financial statements.

F-
7

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(In thousands of Mexican pesos)

		For the years ended December 31
	Note	2021 (1)		2022 (1)		2023		2023 Millions of U.S. dollars
Operating activities
Profit before income tax from continuing operations		Ps.	104,807,649	Ps.	134,269,499	Ps.	115,333,645	US$	6,827
Profit (loss) before income tax from discontinued operations	2, Ac		148,529,197		(8,524,516)		—		—

Profit before income tax			253,336,846		125,744,983		115,333,645		6,827
Items not requiring the use of cash:
Depreciation property, plant and equipment and right-of-use assets	10 and 15		136,987,034		140,353,169		133,818,176		7,921
Amortization of intangible and other assets	9 and 11		19,315,958		18,280,617		17,967,888		1,064
Equity interest in net result of associated companies			(113,918)		1,811,432		5,371,824		318
(Gain) loss on sale of property, plant and equipment			(6,849,699)		935,644		(5,055,264)		(299)
Net period cost of labor obligations	18		18,688,374		15,979,152		16,971,936		1,005
Foreign currency exchange loss (income), net			14,192,416		(20,008,610)		(16,175,776)		(958)
Interest income			(3,834,150)		(4,823,579)		(9,628,340)		(570)
Interest expense			35,738,305		41,258,803		44,545,241		2,637
Employee profit sharing			3,130,722		3,637,813		3,938,274		233
Loss in valuation of derivative financial instruments, capitalized interest expense and other, net			5,239,927		17,072,520		4,623,029		274
Gain on net monetary positions	22		(4,876,842)		(11,538,061)		(9,321,480)		(552)
Gain on sale of subsidiary	2, Ac		(132,821,709)		(3,405,014)		—		—
Loss on deconsolidation of subsidiary	12b		—		9,390,641		—		—
Impairment to notes receivable from joint venture	22		—		—		12,184,562		721
Impairment of joint venture	22		—		—		4,677,782		277
Working capital changes:
Subscribers, distributors, recoverable taxes, contract assets and other, net			8,609,836		(6,803,202)		(19,201,698)		(1,137)
Prepaid expenses			(872,738)		(2,527,168)		(6,154,082)		(364)
Related parties			449,655		1,884,945		758,301		45
Inventories			6,083,461		(1,183,883)		2,832,978		168
Other assets			(9,521,953)		(1,321,813)		(1,564,370)		(93)
Employee benefits			(27,223,091)		(25,723,517)		(13,090,945)		(775)
Accounts payable and accrued liabilities			7,447,308		(10,291,588)		10,098,156		598
Employee profit sharing paid			(1,922,029)		(2,935,880)		(3,316,540)		(196)
Financial instruments and other			(1,664,465)		(2,353,920)		—		—
Deferred revenues			(9,068,794)		2,430,434		3,062,445		181
Interest received			2,665,854		2,652,195		4,882,509		289
Income taxes paid			(60,535,903)		(62,015,057)		(49,466,056)		(2,928)
Cash flows from discontinued operating			5,601,233		(1,214,025)		—		—

Net cash flows provided by continuing operating activities		Ps.	258,181,638	Ps.	225,287,031	Ps.	248,092,195	US$	14,686

Investing activities
Purchase of property, plant and equipment			(140,789,643)		(146,192,426)		(131,101,509)		(7,760)
Acquisition of intangibles			(12,202,142)		(11,661,530)		(25,237,297)		(1,494)
Dividends received	22		2,628,600		5,426,370		4,590,313		272
Proceeds from sale of property, plant and equipment			7,215,177		3,795,740		7,042,757		417
Acquisition of business, net of cash acquired	12		—		(18,525,639)		—		—
Contractual earn-out from business combination	2, Ac		—		2,298,532		3,468,655		205
Financial instruments			—		—		(9,420,419)		(558)
Partial sale of shares of associated company			199,158		6,329		—		—
Investments in associate companies			—		(1,043,954)		(459,750)		(27)
Proceeds from the sale of businesses			75,518,886		5,791,488		—		—
Acquisition of short-term investments			(3,361,507)		—		(10,061,353)		(596)
Sale of short-term investments			—		9,690,285		10,482,150		620
Acquisition of notes from joint venture			—		—		(14,292,963)		(846)
Cash flows from discontinued investing			(5,729,473)		(1,944,235)		—		—

Net cash flows used in investing activities		Ps.	(76,520,944)	Ps.	(152,359,040)	Ps.	(164,989,416)	US$	(9,767)

Financing activities
Loans obtained			93,675,127		188,414,369		249,380,436		14,762
Repayment of loans			(152,029,408)		(145,340,377)		(214,735,610)		(12,711)
Payment of liability related to right-of-use of assets	15		(30,544,750)		(33,823,287)		(39,498,197)		(2,338)
Interest paid			(23,884,410)		(26,882,181)		(29,031,855)		(1,719)
Repurchase of shares			(36,745,743)		(26,143,162)		(14,331,361)		(848)
Dividends paid			(27,829,345)		(29,534,053)		(30,466,636)		(1,803)
Acquisition of non-controlling interests	12		(7,720)		(39,596)		(6,263,945)		(371)

Net cash flows used in financing activities		Ps.	(177,366,249)	Ps.	(73,348,287)	Ps.	(84,947,168)	US$	(5,028)

Net increase (decrease) in cash and cash equivalents		Ps.	4,294,445	Ps.	(420,296)	Ps.	(1,844,389)	US$	(110)
Adjustment to cash flows due to exchange rate fluctuations, net			(1,532,461)		(4,558,646)		(5,258,787)		(311)
Cash and cash equivalents at beginning of the year			35,917,907		38,679,891		33,700,949		1,995

Cash and cash equivalents at end of the year		Ps.	38,679,891	Ps.	33,700,949	Ps.	26,597,773	US$	1,574

Non-cash transactions related to:
Acquisitions of property, plant and equipment in accounts payable at year end		Ps.	18,385,498	Ps.	1,476,834	Ps.	6,928,514	US$	410
Revaluation surplus			—		—		1,157,941		69
Spin-off					(1,376,353)		—		—

Non-cash transactions		Ps.	18,385,498	Ps.	100,481	Ps.	8,086,455	US$	479

(1)	Discontinued operations.
The accompanying notes are an integral part of these consolidated financial statements.

F-
8

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years ended December 31, 2021, 2022 and 2023
(In thousands of Mexican pesos Ps. and thousands of
U.S. dollars US$, unless otherwise indicated)
Note 1. Description of the Business and Relevant Events
I. Corporate Information
América Móvil, S.A.B. de C.V. and subsidiaries (hereinafter, the “Company”, “América Móvil” or “AMX”) was incorporated under the laws of Mexico on September 25, 2000. The Company provides its services in 22 countries or territories. These telecommunications services include mobile and fixed-line voice services, wireless and fixed data services, internet access, Pay TV, over the top (OTT) and other related services. The Company also sells equipment, accessories and computers.

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
The accompanying consolidated financial statements were approved for their issuance by the Company’s Board of Directors and the Chief Financial Officer on
April [29]
, 2024 and subsequent events have been considered through that date.
II. Relevant events in 2023
a) On January 16, 2023, the Company announced that, after extensive dialogue with the Telephone Operators Union of the Mexican Republic, a constructive agreement had been reached regarding retirement conditions (pensions) for new personnel hired by Teléfonos de México, S.A.B de C.V. (hereinafter “Telmex”) from January 2023.

F-
9

b) On February 3, 2023 and between the months of March and July 2023, as part of the Company’s reorganization plan approved in early 2021, the Company completed the sale of 1,388 and 3,204 of its telecommunications towers property of its subsidiaries in the Dominican Republic and Peru, respectively, to Sitios Latinoamerica, S.A.B. de C.V. (hereinafter “Sitios Latam”), for a total of 3,704 towers in Peru. The telecommunications towers owned by the Company’s Dominican and Peruvian subsidiaries were sold for an amount of Ps. 2,419,568 and Ps. 3,963,059, respectively.
c) On April 27, 2023, the Company’s shareholders approved a repurchase fund of Ps. 20 billion and the payment of a Ps. 0.46 (forty six peso cents) ordinary dividend per share to be paid in two installments. The Company’s shareholders also agreed to the cancellation of the treasury shares acquired as part of its repurchase program and to modify the sixth article of the Company’s bylaws to reduce share capital proportionally to the cancellation of the shares.
d) On February 6, 2023, the Company entered into a definitive agreement with Österreichische Beteiligungs AG (“OBAG”), with respect to OBAG’s and the Company’s participations in Telekom Austria AG, which became effective on February 6, 2023. The definitive agreement provides a new
10-year
term from February 2, 2023, ensures the Company’s control over Telekom Austria Group and provides the Company with the right to continue to nominate the majority of the Supervisory Board members and to nominate the Chairman and Chief Executive Officer of the Management Board of the Company with decision making vote over all management decisions. As part of the renewal of the definitive agreement, the Company and OBAG agreed to formally execute the spin-off
of the mobile towers in most of the countries in which Telekom Austria AG operates, including Austria. The tower spin-off
was approved by the shareholders of Telekom Austria AG in an extraordinary shareholders’ meeting on August 1, 2023. On September 22, 2023, Telekom Austria AG completed the spin-off
of its telecommunications towers and other related passive infrastructure in Austria, Bulgaria, Croatia, North Macedonia, Serbia and Slovenia and listed the shares of the spun-off
tower company: EuroTeleSites AG, on the Vienna Stock Exchange. As part of the spin-off,
Telekom Austria contributed to EuroTeleSites AG net total assets of €290 million in the form of capital stock, assets and liabilities, mainly consisting of the shares of Telekom Austria’s subsidiary holding telecommunications towers and other associated infrastructure in the countries in which Telekom Austria operates. The Telekom Austria AG shareholders received one EuroTeleSites AG share for every four Telekom Austria AG shares they owned.
e) On June 9, 2023, the Company closed a 500 million-euro, five-year bullet loan for EuroTeleSites AG. The loan was provided by a group of six international banks. On July 6, 2023, EuroTeleSites AG launched a 5.25%, 500 million-euro five-year bond. The five-year bullet loan and five-year bond ensured EuroTeleSites AG was fully funded at the time of the spin-off.
f) On June 26, 2023, the Company launched the inaugural issue of its new global peso notes program, authorized for up to Ps. 130 billion over five years. In its inaugural offering, registered both with the SEC in the U.S.A. and with the National Banking and Securities Commission (for and hereinafter referred to its acronym in Spanish “CNBV”) in Mexico, the Company issued a seven-year, Ps. 17 billion, 9.5% sustainable bond—approximately US$ 1 billion equivalent—maturing in January 2031.
g) On July 24, 2023, the Company acquired, through its subsidiary América Móvil, B.V., shares corresponding to 5.55% of the voting rights in Telekom Austria AG from a private investor. Subsequently, through a series of open market transactions, América Móvil, B.V. acquired an additional 1.85% of the voting rights, as of December 31, 2023 overall ownership in Telekom Austria AG of 58.4% of its total outstanding shares.
h) On December 26, 2023, the Company entered into a transaction agreement with Liberty Latin America Ltd. (“LLA”), its joint venture, Claro Chile, SpA (hereinafter, “ClaroVTR”), and certain affiliates of the Company and LLA. Pursuant to the transaction agreement, the Company and LLA agreed to, collectively in proportion to their respective shareholding percentage interest or individually, provide additional capital required by ClaroVTR through June 30, 2024 in an aggregate amount not to exceed CLP$972.4 billion (Ps. 18,728,611).

F-
10

Note 2. Basis of Preparation of the Consolidated Financial Statements and Summary of Significant Accounting Policies and Practices
a) Basis of preparation
The accompanying consolidated financial statements have been prepared in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IASB”) (hereafter referred to as IFRS).
The consolidated financial statements have been prepared on the historical cost basis, except for the derivative financial instruments (assets and liabilities), the passive infrastructure of mobile telecommunications towers, the trust assets of post-employment and other employee benefit plans; debt instruments and investments in equity at fair value through other comprehensive income (OCI), which are presented at their market value.
Effective July 1, 2018, the Argentine economy has been considered to be hyperinflationary in accordance with the criteria in IAS 29 “Financial Reporting in Hyperinflationary Economies” (“IAS 29”). Accordingly, for the Argentine subsidiaries, we have included adjustments for hyperinflation and reclassifications as is required by the standard for purposes of presentation of IFRS in the consolidated financial statements.
The preparation of these consolidated financial statements under IFRS requires the use of critical estimates and assumptions that affect the amounts reported for certain assets, liabilities, revenue and expenses. It also requires that management exercise judgment in the application of the Company’s accounting policies. Actual results could differ from these estimates and assumptions.
The Mexican peso is the functional currency of the Company’s Mexican operations and the consolidated reporting currency of the Company.
i) Changes in Accounting Policies and Disclosures
The accounting policies applied in the preparation of the consolidated financial statements for the year ended December 31, 2023 are consistent with those used in the preparation of the Company´s consolidated annual financial statements for the years ended December 31, 2022 and 2021, with the exception of the following new standards and amendments to existing standards issued by the IASB, which were mandatory for annual periods beginning on or after January 1, 2023:
Definition of Accounting Estimates—Amendments to IAS 8
The amendments to IAS 8 clarify the distinction between changes in accounting estimates, changes in accounting policies and the correction of errors. They also clarify how entities use measurement techniques and inputs to develop accounting estimates.
The amendments had no impact on the Company’s consolidated financial statements.
Disclosure of Accounting Policies—Amendments to IAS 1 and IFRS Practice Statement 2
The amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements provide guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures.
The amendments had no impact on the Company’s consolidated financial statements.

F-
11

Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12
The amendments to IAS 12
Income Tax
narrow the scope of the initial recognition exception, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences such as leases and decommissioning liabilities.
The amendments had no impact on the Company’s consolidated financial statements.
International Tax Reform—Pillar Two Model Rules – Amendments to IAS 12
The amendments to IAS 12 have been introduced in response to the Organisation for Economic
Co-operation
and Development’s – OECD Base erosion and profit shifting’s – BEPS Pillar Two rules and include:

•	A mandatory temporary exception to the recognition and disclosure of deferred taxes arising from the jurisdictional implementation of the Pillar Two model rules; and

•
Disclosure requirements for affected entities to help users of the financial statements better understand an entity’s exposure to Pillar Two income taxes arising from that legislation, particularly before its effective date.

The mandatory temporary exception – the use of which is required to be disclosed – applies immediately. The remaining disclosure requirements apply for annual reporting periods beginning on or after 1 January 2023, but not for any interim periods ending on or before December 31, 2023.
Management applied th
e mand
atory temporary exception and will continue to analyze future impacts. The amendments had no impact on the Company’s consolidated financial statements.
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

F-1
2

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
The Company assesses at each reporting date whether there is objective evidence that investment in associates and joint venture is impaired. If so, the Company calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value.

F-1
3

The equity interest in the most significant subsidiaries is as follows:

	Country	Equity interest at December 31
		2022	2023
Subsidiaries:
América Móvil B.V. a)	Netherlands	100.0%	100.0%
Compañía Dominicana de Teléfonos, S.A. (“Codetel”) b)	Dominican Republic	100.0%	100.0%
Sercotel, S.A. de C.V. a)	Mexico	100.0%	100.0%
Radiomóvil Dipsa, S.A. de C.V. and subsidiaries (“Telcel”) b)	Mexico	100.0%	100.0%
Puerto Rico Telephone Company, Inc. b)	Puerto Rico	100.0%	100.0%
Servicios de Comunicaciones de Honduras, S.A. de C.V. (“Sercom Honduras”) b)	Honduras	100.0%	100.0%
Claro S.A. b)	Brazil	99.6%	99.6%
NII Brazil Holding S.A.R.L c)	Luxembourg	100.0%	—
AMX International Mobile S.A. de C.V. c)	Mexico	—	100.0%
Claro NXT Telecomunicações, S.A. b)	Brazil	100.0%	100.0%
Telecomunicaciones de Guatemala, S.A. (“Telgua”) b)	Guatemala	99.3%	99.3%
Claro Guatemala, S.A. b)	Guatemala	100.0%	100.0%
Empresa Nicaragüense de Telecomunicaciones, S.A. (“Enitel”) b)	Nicaragua	99.6%	99.6%
Compañía de Telecomunicaciones de El Salvador, S.A. de C.V. (“CTE”) b)	El Salvador	95.8%	95.8%
Comunicación Celular, S.A. (“Comcel”) b)	Colombia	99.4%	99.4%
Consorcio Ecuatoriano de Telecomunicaciones, S.A. (“Conecel”) b)	Ecuador	100.0%	100.0%
AMX Argentina, S.A. b)	Argentina	100.0%	100.0%
AMX Paraguay, S.A. b)	Paraguay	100.0%	100.0%
AM Wireless Uruguay, S.A. b)	Uruguay	100.0%	100.0%
América Móvil Perú, S.A.C b)	Peru	100.0%	100.0%
Teléfonos de México, S.A.B. de C.V. b)	Mexico	98.8%	98.8%
Telekom Austria AG b)	Austria	51.0%	58.4%
EuroTeleSites AG and subsidiaries d)	Austria	—	57.0%
Joint venture:
Claro Chile, SpA	Chile	50.0%	50.0%

a)	Holding companies.
b)	Operating companies of mobile and fixed services.
c)	On January 2023, this entity merged with AMX International Mobile, S.A. de C.V.
d)	Company spun-off from Telekom Austria AG on September 22, 2023.
iii) Basis of translation of financial statements of foreign subsidiaries and associated companies
The operating revenues of foreign subsidiaries represent approximately 63%, 63% and 60% of consolidated operating revenues for the years ended December 31, 2021, 2022 and 2023, respectively, and their total assets represent approximately 64% and 65% of consolidated total assets at December 31, 2022 and 2023, respectively.
The financial statements of foreign subsidiaries have been prepared under or converted to IFRS in the respective local currency (which is their functional currency) and then translated into the Company´s reporting currency as follows:

•	all monetary assets and liabilities were translated at the closing exchange rate of the period;

F-1
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

The difference resulting from the translation process is recognized in equity in the caption “Effect of translation of foreign entities”. At December 31, 2022 and 2023, the cumulative translation adjustment was Ps. (128,299,347) and Ps. (164,975,378), respectively.
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
In order to restate for hyperinflation its financial statements, the subsidiary used the series of indices defined by resolution JG No. 539/18 issued by the “Federación Argentina de Consejos Profesionales de Ciencias Económicas” (“FACPCE”), based on the National Consumer Price Index (IPC) published by the Instituto Nacional de Estadística y Censos (INDEC) of the Argentine Republic and the Wholesale Internal Price Index (IPIM) published by FACPCE. The cumulative index at December 31, 2023 is 3,576.400, while on an annual inflation for 2023 is 211.41%.
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

•
All items in the financial statements of the Argentine company are translated at the closing exchange rate, which at December 31, 2022 and 2023 were 0.1096 and 0.0209, respectively, per Argentine peso per Mexican peso.

b) Revenue recognition
The Company revenues are derived principally from providing the following telecommunications services and products: wireless voice, wireless data and value-added services, fixed voice, fixed data, broadband and IT services, Pay TV and over-the-top
(“OTT”) services.

F-1
5

The Company provides fixed and mobile services. These services are offered independently in contracts with customers or together with the sale of handsets (mobile) under the postpaid model. In accordance with IFRS 15
“
Revenues from contracts with customers
”
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
The Company also maintains restricted cash held as collateral to meet certain contractual obligations. As restricted cash the Company includes the judicial deposits that are presented as part of “Other assets, net” within non-current
assets’ portion given that the restrictions are long-term in nature. See Note 9.
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
is based on their age and turnover.
i) Business combinations and goodwill
Business combinations are accounted for using the acquisition method, which in accordance with IFRS 3, “
Business acquisitions
”, consists in general terms as follows:

(i)	Identify the acquirer;

(ii)	Determine the acquisition date;

(iii)	Value the acquired identifiable assets and assumed liabilities; and

(iv)	Recognize the goodwill or a bargain purchase gain.
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
For the years ended December 31, 2021, 2022 and 2023, no impairment losses were recognized for goodwill.
j) Property, plant and equipment
i) Property, plant and equipment are recorded at acquisition cost, net of accumulated depreciation; except for the passive infrastructure of telecommunications towers, which are recognized under the revaluation model.

F-1
7

Depreciation is computed on the cost of assets using the straight-line method, based on the estimated useful lives of the related assets, beginning the month after they become available for use.
Borrowing costs that are incurred for general financing for construction in progress for a substantial period of time are capitalized as part of the cost of the asset. During the years ended December 31, 2021, 2022 and 2023, borrowing costs that were capitalized amounted to Ps. 1,527,259, Ps. 1,514,654 and Ps. 1,442,077, respectively.
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

F-1
8

During the years ended December 31, 2021, 2022 and 2023, no impairment losses were recognized.
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
The licenses that in accordance with government requirements are categorized as automatically renewable, for a nominal cost and with substantially consistent terms, are considered by the Company as intangible assets with an indefinite useful life. Accordingly, they are not amortized. Licenses are amortized when the Company does not have a basis to conclude that they are indefinite lived. Other licenses are amortized using the straight-line method over a period ranging from 3 to 30 years, which represents the usage period of the assets.
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

9

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
5-year
period.
During the years ended December 31, 2021, 2022 and 2023, no significant impairment losses were recognized for licenses, trademarks, irrevocable rights of use or customer relationships.
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
Key assumptions used in value in use calculations
The forecasts are made in real terms (net of inflation) and in the functional currency of the subsidiary as of December 31, 2023. Financial forecasts, premises and assumptions are similar to what any other market participant in similar conditions would consider.
Local synergies, that any other market participant would not have taken into consideration to prepare similar forecasted financial information, have not been included.
The assumptions used to develop the financial forecasts were validated for each of the cash generating units (“CGUs”), typically identified by country and by service (in the case of Mexico fixed and mobile) taking into consideration the following:

•	Current subscribers and expected growth;

•	Type of subscribers (prepaid, postpaid, fixed line, multiple services);

•	Market environment and penetration expectations;

•	New products and services;

F-
20

•	Economic environment of each country;

•	Expenses for maintaining the current assets;

•	Investments in technology for expanding the current assets; and

•	Market consolidation and synergies.
The foregoing forecasts could differ from the results obtained through time; however, the Company prepares its estimates based on the current situation of each of the CGUs.
The recoverable amounts are based on value in use. The value in use is determined based on the method of discounted cash flows. The key assumptions used in projecting cash flows are:

•	Margin on EBITDA is determined by dividing EBITDA (operating income plus depreciation and amortization) by total revenues.

•	Margin on CAPEX is determined by dividing capital expenditures (“CAPEX”) by total revenues.

•	Post-tax weighted average cost of capital (“WACC”) is used to discount the projected cash flows.
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

F-
21

The most significant forward-looking estimates used for the 2022 and 2023 impairment evaluations are shown below:

	Average margin on EBIDTA	Average margin on CAPEX	Average pre-tax discount rate (WACC)
2022:
Europe (7 countries)	32.70% - 47.31%	7.7% - 21.1%	5.47% - 24.11%
Brazil (fixed line, wireless and TV)	41.90%	19.62%	9.30%
Puerto Rico	26.98%	8.91%	6.14%
Dominican Republic	53.93%	13.82%	11.13%
Mexico (fixed line and wireless)	36.19%	18.61%	8.60%
Ecuador	47.14%	18.42%	20.13%
Peru	36.53%	21.05%	10.39%
El Salvador	45.18%	17.59%	22.37%
Colombia	42.25%	27.41%	13.70%
Other countries	32.92% - 49.54%	9.63% - 25.97%	9.16% - 29.94%
2023:
Europe (7 countries)	26.81% - 43.90%	4.46% - 16.89%	6.08% - 29.15%
Brazil (fixed line, wireless and TV)	43.07%	14.37%	10.45%
Puerto Rico	23.92%	10.46%	6.31%
Dominican Republic	52.34%	13.78%	11.95%
Mexico (fixed line and wireless)	36.10%	10.66%	9.37%
Ecuador	50.81%	18.49%	21.77%
Peru	41.80%	7.11%	9.13%
El Salvador	46.27%	9.26%	20.15%
Colombia	43.39%	20.78%	10.15%
Other countries	28.06% - 51.46%	11.68% - 27.15%	10.29% - 22.79%
Sensitivity to changes in assumptions:
The implications of the key assumptions for the recoverable amount are discussed below:
Margin on CAPEX- The Company performed a sensitivity analysis by increasing its CAPEX by 5% and maintaining all other assumptions the same. The sensitivity analysis would require the Company to adjust the amount of its long-lived assets in one of its CGUs with potential impairment of approximately Ps. 1,208,795.
WACC- Additionally, should the Company increase by 50 base points in WACC per CGU and maintain all other assumptions the same. The sensitivity analysis would require the Company to adjust the amount of its long-lived assets in one of its CGUs with potential impairment of approximately Ps. 1,235,848.
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

F-2
2

before the commencement date less any lease incentives received.
Right-of-use
assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets, as follows:

Assets	Useful life
Towers and sites	2 to 24 years
Property	2 to 24 years
Other equipment	2 to 20 years
The
right-of-use
assets are also subject to impairment test.

ii)	Lease liabilities.
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
Subsequent measurement
For purposes of subsequent measurement, financial assets are classified in four categories:

•	Financial assets at amortized cost (debt instruments);

F-2
3

•	Financial assets at fair value through OCI with recycling of cumulative gains and losses (debt instruments);

•	Financial assets designated at fair value through OCI with no recycling of cumulative gains and losses upon derecognition (equity instruments); and

•	Financial assets at fair value through profit or loss.
Financial assets at amortized cost (debt instruments)
The Company measures financial assets at amortized cost if both of the following conditions are met:

•	The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows; and

•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
Financial assets at amortized cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.
The Company’s financial assets at amortized cost includes cash equivalents and receivables.
Financial assets at fair value through OCI with recycling of cumulative gains and losses (debt instruments)
The Company measures debt instruments at fair value through OCI if both of the following conditions are met:

•	The financial asset is held within a business model with the objective of both holding to collect contractual cash flows and selling; and

•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
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
, and are not held for trading. The classification is determined on an instrument by instrument basis. More details of these investments are disclosed in Note 4 to the accompanying consolidated financial statements.
Gains and losses on these financial assets are never recycled to profit or loss. Dividends are recognized as other income in the consolidated statements of comprehensive income when the right of payment has been established, except when the Company benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Equity instruments designated at fair value through OCI are not subject to impairment assessment.

F-2
4

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

F-2
5

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

F-2
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
The exchange rates used for the translation of foreign currencies against the Mexican peso are as follows:

		Average exchange rate			Closing exchange rate at December 31,
Country or Zone	Currency	2021	2022	2023	2022	2023
Argentina (1)	Argentine Peso (AR$)	0.2137	0.1586	0.0680	0.1096	0.0209
Brazil	Real (R$)	3.7625	3.9045	3.5545	3.7209	3.4895
Colombia	Colombian Peso (COP$)	0.0054	0.0048	0.0041	0.0040	0.0044
Guatemala	Quetzal	2.6212	2.5981	2.2675	2.4725	2.1584
U.S.A. (2)	US Dollar	20.2769	20.1283	17.7617	19.4143	16.8935
Uruguay	Uruguay Peso	0.4655	0.4893	0.4574	0.4845	0.4329
Nicaragua	Cordoba	0.5765	0.5611	0.4875	0.5359	0.4613
Honduras	Lempira	0.8384	0.8171	0.7184	0.7853	0.6819
Chile	Chilean Peso (CLP$)	0.0268	0.0232	0.0212	0.0226	0.0193
Paraguay	Guaraní	0.0030	0.0029	0.0024	0.0026	0.0023
Peru	Sol (PEN$)	5.2297	5.2454	4.7394	5.0823	4.5498
Dominican Republic	Dominican Peso	0.3540	0.3647	0.3163	0.3436	0.2893
Costa Rica	Colon	0.0325	0.0310	0.0324	0.0323	0.0321
European Union	Euro	23.9835	21.2285	19.2047	20.7830	18.6487
Bulgaria	Lev	12.2617	10.8523	9.8189	10.6188	9.5336
Belarus	New Belarusian Ruble	7.9932	7.3993	6.4630	7.0644	6.1471
Croatia	Croatian Kuna	3.1852	2.8173	2.5487	2.7584	2.4751
Macedonia	Macedonian Denar	0.3893	0.3445	0.3119	0.3378	0.3038
Serbia	Serbian Denar	0.2040	0.1807	0.1638	0.1772	0.1593

(1)	Year-end rates are used for the translation of revenues and expenses if IAS 29 “Financial Reporting in Hyperinflationary Economies” is applied.

(2)	Includes Ecuador, El Salvador and Puerto Rico.
In December 2023, a new Argentine administration took office and called for new economic framework calling for liberalization of economic policy. This caused a major devaluation of the country’s currency, with the Argentine peso losing nearly 60% of its value vis-á-vis
the U.S. dollar in December alone.
In addition, as of December 31, 2023, the Argentinean peso suffered a devaluation of its currency of 80.9%
year-to-date
against the Mexican peso, therefore, this matter is considered within the consolidated foreign currency exchange figure as of the date of the consolidated statement of comprehensive income.

F-2
7

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
As of
A
p
ril
 [●], 2024, the exchange rate between the U.S. dollar and the Mexican peso was Ps. [●]. The appreciation of the Mexican peso against the US dollar represent [●]% with respect to the year-end
value.
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
q) Employee benefits
The Company has defined benefit pension plans for its subsidiaries Puerto Rico Telephone Company, Telmex, Claro S.A., and Telekom Austria. Claro S.A. also has medical plans and defined contribution plans and Telekom Austria provides retirement benefits to its employees under a defined contribution plan. The Company recognizes the costs of these plans based upon independent actuarial computations and are determined using the projected unit credit method. The latest actuarial computations were prepared as of December 31, 2023.
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

F-2
8

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

9

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
Past service costs are recognized in profit or loss on the earlier of:

(i)	The date of the plan amendment or curtailment; and

(ii)	The date that the Company recognizes restructuring-related costs.
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

F-
30

part of its deferred tax assets. Unrecognized deferred tax assets are revalued at each financial statement reporting date and are recognized when it is more likely that there will be sufficient future tax profits to allow for the realization of these assets.
Deferred taxes relating to items recognized in Other Comprehensive Income are recognized together with the concept that generated such deferred taxes. Deferred taxes consequence on unremitted earnings from subsidiaries and associates are considered as temporary differences, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future. Taxes withheld on remitted foreign earnings are creditable against Mexican taxes, thus to the extent that a remittance is to be made, the deferred tax would be limited to the incremental difference between the Mexican tax rate and the rate of the remitting country. As of December 31, 2022 and 2023, the Company has not provided for any deferred taxes related to unremitted foreign earnings.
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
To determine the approach that best predicts the resolution of the uncertainty, the Company may consider, for example:
(a) How does the Company prepare their income tax return and support such tax treatments and how it sustains the tax treatments.
(b) How does the Company expect that the tax authority
carry-out
its inspection and resolve the issues that arise from the aforementioned inspection.
The Company must disclose in the notes to the consolidated financial statements what is mentioned below:
1) The Company must determine whether the uncertain tax treatments will be evaluated separately or as a whole;

F-
31

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
3) If it is concluded that it is unlikely that the authority will accept an uncertain fiscal position, the effect of the uncertainty will be reflected when determining its accounting fiscal position, estimating the effect based on the following methods:
a) Most probable quantity – is the only quantity in a range of possible outcomes that can be predicted by the resolution of the uncertainty; either,
b) Expected value – is the value resulting from the sum of the different amounts weighted by their probability of occurrence, in a range of possible results. The expected value is the one that can best predict the resolution of the uncertainty, if there is a range of possible outcomes.
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
t) Advertising
Advertising expenses are recognized as incurred. For the years ended December 31, 2021, 2022 and 2023, advertising expenses were Ps. 11,118,723, Ps. 12,676,350 and Ps. 11,781,250 respectively, and are presented in the consolidated statements of comprehensive income in the caption “Commercial, administrative and general expenses”.
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

F-3
2

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
Additionally, the Company occasionally uses interest rate swaps to adjust its exposure to the variability of the interest rates or to reduce their financing costs. The Company’s practices vary from time to time depending on judgments about the level of risk, expectations of change in the movements of interest rates and the costs of using derivatives. The Company may terminate or modify a derivative financial instrument at any time. See Note 7 for disclosure of the fair value of derivatives as of December 31, 2022 and 2023.
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
Interest rate
In the event that the Company’s agreed-upon interest rates at December 31, 2023 and 2022 increase/decrease by 100 basis points and a 5.68% and 6.33%, respectively, fluctuation in exchange rates between the Mexican Peso and US Dollar, the net interest expense would increase by Ps.8,046,987 and Ps. 1,828,215, respectively; and (decrease) by Ps. (4,941,344) and Ps. (11,128,215), respectively.
Exchange rate fluctuations
If the Company’s debt at December 31, 2023 and 2022 of Ps. 500,677,051 and Ps. 510,589,480, respectively, were to be impacted by a 5% increase/(decrease) in exchange rates, the debt would increase/(decrease) by Ps. 525,710,904 and Ps. 536,118,954, respectively; or Ps. (475,643,199) and Ps. (485,060,006), respectively.
w) Derivative financial instruments
Derivative financial instruments are recognized in the consolidated statements of financial position at fair value. Valuations obtained by the Company are compared against those of the financial institutions with which the agreements are entered into, and it is the Company’s policy to compare such fair value to a valuation provided by

F-3
3

an independent pricing provider in case of discrepancies. Changes in the fair value of derivatives that do not qualify as hedging instruments are recognized immediately in the line “Valuation of derivatives, interest cost from labor obligations and other financial items, net”.
The Company is exposed to interest rate and foreign currency risks, which tries to mitigate through a controlled risk management program that includes the use of derivative financial instruments. The Company principally uses to attempt to offset the risk of exchange rate and interest rate fluctuations. Additionally, for the years ended December 31, 2021, 2022 and 2023 certain of the Company’s derivative financial instruments had been designated, and had qualified, as cash flow hedges. The effective portion of gains or losses on the cash flow derivatives is recognized in equity under the heading “Unrealized (loss) gain on equity investment at fair value”, and the ineffective portion is charged to results of operations of the period.
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

F-3
4

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
Aa) Convenience translation
The consolidated financial statements are stated in thousands of Mexican pesos (“Ps.”); however, solely for the convenience of the readers, the consolidated statement of financial position as of December 31, 2023 and the consolidated statement of comprehensive income and consolidated statement of cash flows for the year ended December 31, 2023 were converted into U.S. dollars at the exchange rate of Ps. 16.8935 per U.S. dollar, which was the exchange rate at that date. This arithmetic conversion should not be construed as representations that the amounts expressed in Mexican pesos may be converted into U.S. dollars at that or any other exchange rate.
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
Revaluation of passive infrastructure of telecommunications towers
The Company recognizes the passive infrastructure of the telecommunication towers at fair value, recognizing the changes in OCI. The discounted cash flow model was used. The Company hired a valuation specialist with industry experience to measure fair values as of December 31, 2023.
Impairment of Long-Lived Assets
The Company has large amounts of long-lived assets, including property, plant and equipment, intangible assets, and goodwill on its consolidated statements of financial position. The Company is required to test long-lived

F-3
5

assets for impairment when circumstances indicate a potential impairment or, in some cases, at least on an annual basis. The impairment analysis for long-lived assets requires the Company to estimate the recoverable amount of the asset, which is the higher of its fair value (minus any disposal costs) and its value in use. To estimate the fair value of a long-lived asset, the Company typically takes into account recent market transactions or, if no such transactions can be identified, the Company uses a valuation model that requires making certain assumptions and estimates. Similarly, to estimate the value in use of long-lived assets, the Company typically makes various assumptions about the future prospects for the business to which the asset relates, considers market factors specific to that business and estimates future cash flows to be generated by that business. Based on this impairment analysis, including all assumptions and estimates related thereto, as well as guidance provided by IFRS relating to the impairment of long-lived assets different assumptions and estimates could materially impact the Company’s reported financial results. More conservative assumptions of the anticipated future benefits from these businesses could result in impairment charges, which would decrease net income and result in lower asset values on the consolidated statements of financial position. Conversely, less conservative assumptions could result in smaller or no impairment charges, higher net income and higher asset values. The key assumptions used to determine the recoverable amount for the Company’s CGUs, are further explained in Notes 23, 10 and 11.
Deferred Income Taxes
The Company is required to estimate its income taxes in each of the jurisdictions in which it operates. This process involves the jurisdiction-by-jurisdiction
estimation of actual current tax exposure and the assessment of temporary differences resulting from the differing treatment of certain items, such as provisions and amortization, for tax and financial reporting purposes, as well as net operating loss carry-forwards and other tax credits. These items result in deferred tax assets and liabilities as discussed in Note 2 s). The analysis is based on estimates of taxable income in the jurisdictions in which the Company operates and the period on which the deferred tax assets and liabilities will be recovered or settled. If actual results differ from these estimates, or the Company adjusts these estimates in future periods, its financial position and results of operations may be materially affected.
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
Provisions
Provisions are recorded when, at the end of the period, the Company has a present obligation as a result of past events, whose settlement requires an outflow of resources that is considered probable and can be measured reliably. This obligation may be legal or constructive, arising from, but not limited to, regulation, contracts, common practice or public commitments, which have created a valid expectation for third parties that the Company will assume certain responsibilities. The amount recorded is the best estimation performed by the Company’s management in respect of the disbursement that will be required to settle the obligations, considering all the information available at the date of the consolidated financial statements, including the opinion of external experts, such as legal advisors or consultants. Provisions are adjusted to account for changes in circumstances for ongoing matters and the establishment of additional provisions for new matters.
If the Company is unable to reliably measure the obligation, no provision is recorded, and information is then presented in the notes to its consolidated financial statements. Because of the inherent uncertainties in these estimations, actual expenditures may be different from the originally estimated amount recognized. See Note 16.
The Company is subject to various claims and contingencies related to tax, labor and legal proceedings as described in Note 17b).

F-3
6

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
Ac) Discontinued operations
a) Joint Venture
On October 6, 2022, LLA and the Company announced that they completed the transaction to combine their operations in Chile (VTR and Claro Chile, respectively) in order to create a 50:50 joint venture known as ClaroVTR.
In accordance with IFRS 11, this transaction was classified as a joint venture, since both LLA and the Company exercise joint control over ClaroVTR, and all relevant decisions require the consent of both parties. Consequently, in accordance with IFRS 5, Claro Chile’s operations are classified as discontinued operations for all the years that are presented in the consolidated financial information and from that date they are recognized by applying the equity method. See Note 12b.
The results of discontinued operations are as follows:

	For the years ended as of December 31,2021		For the period ended as of October 6, 2022
Operating revenue:
Service revenues	Ps.	17,276,464	Ps.	10,500,087
Sales of equipment		4,508,925		2,626,823

		21,785,389		13,126,910
Total costs and expenses		22,892,415		14,954,526

Operating loss		(1,107,026)		(1,827,616)
Financial costs		(533,899)		(685,129)

Loss before income taxes of discontinued operations		(1,640,925)		(2,512,745)
Income taxes:		(4,578,004)		(1,805,500)

Net profit (loss) of the period from discontinued operations	Ps.	2,937,079	Ps.	(707,245)

The effect of the deconsolidation of Claro Chile, S.A. as of October 6, 2022, resulted in the recognition of a loss after tax from discontinued operations of Ps. 707,245, including a recycling income of accumulated foreign currency translation effect for an amount of Ps. 6,943,753. Therefore, Claro Chile is deconsolidated from the aforementioned date and no impairment loss was identified.

b)	Claro Panama Disposal
On September 15, 2021, the Company announced that it had entered into an agreement with Cable & Wireless Panama, S.A., an affiliate of Liberty Latin America to sell its 100% interest in its subsidiary Claro Panama. The

F-3
7

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
The Company received an adjusted closing consideration of US$ 116.7 million in cash, resulting in a net gain of Ps. 3,405,014, including a recycling loss of accumulated foreign currency translation effect for an amount of Ps. 1,750,451. This gain has been recognized in profit after tax for the period from discontinued operations in the consolidated statement of comprehensive income. Therefore, Claro Panama is deconsolidated from the aforementioned date and no impairment loss was identified.
In accordance with IFRS 5
Non-current
Assets Held For Sale and Discontinued Operations, Claro Panama was classified as discontinued operation for all the years presented in these consolidated financial statements; consequently, the results are presented in the loss after tax for the period from discontinued operations in the consolidated statements of comprehensive income. Therefore, the comparative figures in the consolidated statements of comprehensive income have been restated in consequence at that time.
The deconsolidated assets and liabilities of Claro Panama as of the date of disposal were the following:

	As of July 1,
	2022
Current assets:
Cash	Ps.	24,202
Account receivable to subscribers, distributors and others Net		666,114
Inventories, net		169,851
Other assets, net		4,457

Total current assets		864,624
Non-current assets:
Property, plant and equipment		1,102,062
Intangibles, net		1,810,964
Account receivables to subscribers, distributors and others, Net		42,368
Other assets, net		12,291
Right-of-use		975,019

Total assets	Ps.	4,807,328

Short term liability related to right-of-use assets	Ps.	198,289
Accounts payable		576,522
Payable taxes		24,981
Related parties		1,159
Deferred income		126,904
Long term liability related to right-of-use assets	Ps.	855,969
Deferred income		129,062

Total liabilities		1,912,886

Net assets directly related to the Group’s disposal	Ps.	2,894,442

F-3
8

The results of discontinued operations for the year are shown below:

	For the year ended December 31,	July 1 st .
	2021	2022
Operating revenue:
Revenue services	Ps. 2,667,497	Ps. 1,210,109
Sales of equipment	394,534	206,595

	3,062,031	1,416,704
Total costs and expenses	3,378,614	1,403,311

Operating (loss) profit	(316,583)	13,393
Financial costs	(89,974)	(39,538)
Gain on sale of discontinued operations	—	3,405,014
(Loss) profit before income taxes from discontinued operations	(406,557)	3,378,869
Income taxes:	5,297	—

Net (loss) profit of the period of discontinued operations	Ps. (411,854)	Ps. 3,378,869

c)	TracFone Disposal
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
TracFone was deconsolidated from that date resulting in a net gain of Ps. 106,527,287 including the recycling of foreign currency exchange losses accumulated in equity. This gain has been recognized under profit after tax from discontinued operations in the consolidated statements of comprehensive income. Furthermore, no impairment loss was identified. Moreover, TracFone had identifiable operations and cash flows and represented a separate geographical area. Therefore, in accordance with IFRS 5, TracFone was classified as discontinued operations for all years presented in these consolidated financial statements; results are accordingly presented in the profit after tax from discontinued operations in the consolidated statements of comprehensive income. The consolidated statements of comprehensive income comparative figures have therefore been restated accordingly, at that time.
All other notes to the consolidated financial statements include amounts for continuing operations, unless indicated otherwise.

9

Additionally, TracFone represented the U.S.A. segment until November 23, 2021. With TracFone being classified as discontinued operations, the U.S.A. segment is no longer presented in the segment note. The results of TracFone for the year are presented below:

For the years ended December 31
2021
Operating revenues:
Service revenues	Ps.130,091,540
Sales of equipment	22,160,481

152,252,021
Total costs and expenses	134,495,316

Operating income	17,756,705

Financial cost	(1,733)
Gain on disposal of discontinued operations	132,821,709

Profit before income tax discontinued operations	150,576,681

Tax expense:
Related to pre-tax profit from the ordinary activities for the period	2,571,541
Related to gain on disposal from discontinued operations	26,294,422

Net profit for the year from discontinued operations	Ps.121,710,718

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
40

Note 3. Cash and Cash Equivalents
Cash and cash equivalents are comprised of short-term deposits with different financial institutions. Cash equivalents only include instruments with purchased maturity of less than three months. The amount includes the amount deposited, plus any interest earned.
Note 4. Equity and debt investments at fair value through OCI and other short/long-term investments
As of December 31, 2022 and 2023, equity investments at fair value through OCI and other short-term investments includes an equity investment in Koninklijke KPN N.V (hereinafter, KPN) for Ps. 44,371,166 and Ps. 33,549,372, respectively, other short-term investments for Ps. 3,523,883 in 2023, and an equity investment in Verizon for Ps. 44,056,945 and Ps. 36,682,372, respectively.
The investments in KPN, Verizon and others, are carried at fair value with changes in fair value being recognized through other comprehensive income. As of December 31, 2022 and 2023, the Company has recognized in equity changes in fair value of Ps. (4,707,276) and Ps. (967,609) respectively, net of deferred taxes.
As of December 31, 2022 and 2023, the Company has recognized an income related to the earn-out
stipulated in the Verizon’s contract, of Ps. 4,271,250 and Ps. 2,206,671, respectively, which are included within “Valuation of derivatives, interest cost from labor obligations, and other financial items, net” in the consolidated statements of comprehensive income.
During the years ended December 31, 2021, 2022 and 2023, the Company recognized dividend income from KPN for an amount of Ps. 2,628,600, Ps. 2,459,637 and Ps. 1,867,184, respectively, also for Verizon for an amount of Ps. 3,696,356 and Ps. 2,684,643 in 2022 and 2023, respectively, which are included within “Valuation of derivatives, interest cost from labor obligations, and other financial items, net” in the consolidated statements of comprehensive income.
As of December 31, 2022 and 2023 long-term debt instruments at fair value through OCI for Ps. 6,981,149 and Ps. 14,914,412, respectively.
Note 5. Accounts receivable from subscribers, distributors, recoverable taxes contractual assets and other, net
a)
An analysis of accounts receivable by component at December 31, 2022 and 2023 is as follows:

	At December 31,
	2022	2023
Subscribers and distributors	Ps.154,659,093	Ps.156,569,986
Telecommunications carriers for network interconnection and other services	3,519,170	2,960,653
Recoverable taxes	46,947,187	57,501,535
Sundry debtors	16,528,588	12,302,877
Contract assets	28,573,717	25,062,219
Allowance of expected credit losses	(42,079,056)	(38,194,997)

Total net	Ps.208,148,699	Ps.216,202,273
Non-current subscribers, distributors and contractual assets	8,724,497	9,400,123

Total current subscribers, distributors and contractual assets	Ps.199,424,202	Ps.206,802,150

F-
41

b) Changes in the allowance of the expected credit losses is as follows:

	For the years ended December 31,
	(1) 2021		2022		2023
Balance at beginning of year	Ps.	(44,551,735)	Ps.	(41,835,826)	Ps.	(42,079,056)
Increases recorded in expenses (i)		(10,212,490)		(12,197,447)		(12,021,598)
Write-offs		11,682,343		9,162,382		11,392,722
Incorporation (spin-off) (ii)		—		—		(3,002)
Translation effect		1,246,056		2,791,835		4,515,937

Balance at year end	Ps.	(41,835,826)	Ps.	(42,079,056)	Ps.	(38,194,997)

(1)	Discontinued operations
i)	Includes discontinued operation of Panama and Chile in joint venture. See note 2Ac.
ii)	This figure is related to the spin-off of Telekom Austria AG.
c) The following table shows the aging of accounts receivable at December 31, 2022 and 2023, for subscribers and distributors:

Past due
	Total	Unbilled services provided	a-30 days	31-60 days	61-90 days	Greater than 90 days
December 31, 2022	Ps.154,659,093	Ps.66,839,514	Ps.31,726,606	Ps.4,099,261	Ps.2,574,082	Ps.49,419,630
December 31, 2023	Ps.156,569,986	Ps.94,822,572	Ps.15,595,155	Ps.4,533,856	Ps.2,543,476	Ps.39,074,927
d) The following table shows the accounts receivable from subscribers and distributors included in the allowance for expected credit losses of trade receivables, as of December 31, 2022 and 2023:

	Total	1-90 days	Greater than 90 days
December 31, 2022	Ps.42,079,056	Ps.4,207,906	Ps.37,871,150
December 31, 2023	Ps.38,194,997	Ps.2,989,388	Ps.35,205,609
e) An analysis of contract assets and liabilities at December 31, 2022 and 2023 is as follows:

	2022		2023
Contract Assets:
Balance at the beginning of the year	Ps.	30,901,277	Ps.	28,573,717
Additions		28,262,872		24,666,211
Business combination		404,489		—
Disposals		(5,238,752)		(4,672,331)
Amortization		(22,926,487)		(19,998,178)
Translation effect		(2,829,682)		(3,507,200)

Balance at the end of the year	Ps.	28,573,717	Ps.	25,062,219
Non-current contract assets	Ps.	880,860	Ps.	1,149,202

Current portion contracts assets	Ps.	27,692,857	Ps.	23,913,017

F-4
2

Note 6. Related Parties
a) The following is an analysis of the balances with related parties as of December 31, 2022 and 2023. All of the companies were considered affiliates of América Móvil since the Company’s principal shareholders are either direct or indirect shareholders in the related parties.

	2022		2023
Accounts receivable:
Sears Roebuck de México, S.A. de C.V. and Subsidiaries	Ps.	260,584	Ps.	189,724
Sitios Latinoamérica, S.A.B. de C.V.		1,460,897		216,378
Sanborns Hermanos, S.A.		124,157		164,650
Patrimonial Inbursa, S.A.		166,366		206,127
Grupo Condumex, S.A. de C.V. and Subsidiaries		31,857		17,484
Telesites, S.A.B. de C.V. and Subsidiaries		80,677		63,128
Claroshop.com, S.A.P.I de C.V.		31,559		46,459
Other		131,116		167,570

Total	Ps.	2,287,213	Ps.	1,071,520

Accounts payable:
Carso Infraestructura y Construcción, S.A. de C.V. and Subsidiaries	Ps.	2,836,689	Ps.	3,256,535
Grupo Condumex, S.A. de C.V. and Subsidiaries		2,036,371		548,076
Sitios Latinoamérica, S.A.B. de C.V.		960,244		1,031,925
Fianzas Guardiana Inbursa, S.A. de C.V.		437,428		439,437
Claroshop.com, S.A.P.I de C.V.		216,774		122,940
Grupo Financiero Inbursa, S.A.B. de C.V.		102,127		180,718
Seguros Inbursa, S.A. de C.V.		107,389		101,026
Industrial Afiliada, S.A. de C.V..		103,864		469,591
Banco Inbursa, S.A.		20,089		22,438
Promotora Inbursa, S.A. de C.V.		15,174		35,292
Cicsa Perú, S.A.C.		256,344		166,484
Other		131,725		392,364

Total	Ps.	7,224,218	Ps.	6,766,826

For the years ended December 31, 2021, 2022 and 2023, the Company has not recorded any impairment of receivables in connection with amounts owed by related parties.
b) For the years ended December 31, 2021, 2022 and 2023, the Company conducted the following transactions with related parties:

	2021		2022		2023
Capex and expenses:
Construction services, purchases of materials, inventories and property, plant and equipment (i)	Ps.	13,524,989	Ps.	13,107,483	Ps.	10,499,209
Insurance premiums, fees paid for administrative and operating services, brokerage services and others (ii)		4,336,133		2,654,774		4,911,513
Associated costs for towers sale (iii)		—		360,073		1,751,405
Rent of towers		—		475,749		937,763
Other services		1,636,402		1,890,921		1,903,476

	Ps.	19,497,524	Ps.	18,489,000	Ps.	20,003,366

Revenues:
Service revenues (iv)	Ps.	714,148	Ps.	756,347	Ps.	1,153,877
Sales of towers (v)		6,943,400		3,323,594		8,546,615
Sales of equipment		685,781		1,153,439		2,225,521

	Ps.	8,343,329	Ps.	5,233,380	Ps.	11,926,013

F-4
3

i)
In 2023, this amount includes Ps. 7,720,624 (Ps. 11,018,630 in 2022 and Ps. 11,447,164 in 2021) for network construction services and construction materials purchased from subsidiaries of Grupo Carso, S.A.B. de C.V. (Grupo Carso).

ii)
In 2023, this amount includes Ps. 69,248 (Ps. 117,321 in 2022 and Ps. 121,728 in 2021) for network maintenance services performed by Grupo Carso subsidiaries; Ps. 0 in 2023 (Ps. 16,556 in 2022 and Ps. 50,730 in 2021) for software services provided by an associate; Ps. 3,460,518 in 2023 (Ps. 3,281,176 in 2022 and Ps. 3,814,995 in 2021) for insurance premiums with Seguros Inbursa S.A. and Fianzas Guardiana Inbursa, S.A., which, in turn, places most of such insurance with reinsurers.

iii)
In 2023, this amount includes Ps. 885,427 of the cost related to the sales of towers by Compañía Dominicana de Teléfonos, S.A.; Ps. 880,542 of the cost related to the sales of towers by América Móvil Perú, S.A.C.; and Ps. 15,435 of the cost related to the sales of towers by Telmex.

iv)	In 2023, this amount includes Ps. 995,831 of the total revenue, provided by Telmex.
v)
In 2023, this amount includes Ps. 2,695,790 for sales of towers by Compañía Dominicana de Teléfonos, S.A.; Ps. 4,840,325 for sales of towers by América Móvil Perú, S.A.C.; and Ps. 1,010,500 for sales of towers by Telmex.

c) The aggregate compensation paid to the Company’s, directors (including compensation paid to members of the Audit and Corporate Practices Committee), and senior management in 2023 was approximately Ps. 6,244 and Ps. 98,280, respectively. None of the Company’s directors is a party to any contract with the Company or any of its subsidiaries that provides for benefits upon termination of employment. The Company does not provide pension, retirement or similar benefits to its directors in their capacity as directors. The Company’s executive officers are eligible for retirement and severance benefits required by Mexican law on the same terms as all other employees.
d) Österreichische Bundes-und Industriebeteiligungen GmbH (ÖBIB) is considered a related party due to it is a significant non-controlling
shareholder in Telekom Austria. Through Telekom Austria, América Móvil is related to the Republic of Austria and its subsidiaries, which are mainly ÖBB Group, ASFINAG Group and Post Group as well as Rundfunk und Telekom Reguliegungs-GmbH, all of which these are related parties. In 2021, 2022 and 2023, none of the individual transactions associated with government agencies or government-owned entities of Austria were considered significant to América Móvil.
Note 7. Derivative Financial Instruments
To mitigate the risks of future increases in interest rates and foreign exchange rates for the servicing of its debt, the Company has entered into derivative contracts in over-the-counter transactions carried out with financial institutions. In 2023 the weighted-average interest rate of the total debt including the impact of interest rate derivatives held by the Company is 5.6% (5.0% and 3.1% in 2022 and 2021, respectively). The Company adhered to the fallback provision from ISDA as a part of the transition from IBOR.

F-4
4

An analysis of the derivative financial instruments contracted by the Company at December 31, 2022 and 2023 is as follows:

	At December 31,
	2022				2023
Instrument	Notional amount in millions		Fair Value		Notional amount in millions		Fair Value
Assets:
Swaps US Dollar – Mexican Peso	US$	140	Ps.	91,469	US$	150	Ps.	56,426
Swaps US Dollar – Euro	US$	800		1,845,832	US$	800		257,278
Swaps Yen – US Dollar		¥6,500		101,409		¥6,500		34,720
Swaps Euro – US Dollar		—		—		€152		104,070
Forwards US Dollar – Mexican Peso	US$	100		6,636	US$	228		12,009
Forwards Brazilian Real – US Dollar	R$	2,899		225,933	R$	5,201		407,878
Forwards Euro – US Dollar		€509		331,401		€1,390		573,653

Total Assets			Ps.	2,602,680			Ps.	1,446,034

	At December 31,
	2022				2023
Instrument	Notional amount in millions		Fair Value		Notional amount in millions		Fair Value
Liabilities:
Swaps US Dollar – Mexican Peso	US$	1,750	Ps.	(731,565)	US$	3,140	Ps.	(5,147,566)
Swaps US Dollar – Euro	US$	150		(215,240)	US$	150		(276,227)
Swaps Yen – US Dollar		¥6,500		(230,843)		¥6,500		(270,825)
Swaps Pound Sterling – Euro		£640		(2,070,175)		£640		(1,586,633)
Swap Pound Sterling – US Dollar		£1,560		(11,507,501)		£1,560		(8,069,567)
Swaps Euro – US Dollar		€1,145		(3,474,154)		€825		(1,680,315)
Swaps Euro – Mexican Peso		€750		(2,880,279)		—		—
Forwards US Dollar – Mexican Peso	US$	1,945		(783,334)	US$	742		(311,288)
Forwards Brazilian Real – US Dollar	R$	2,763		(122,201)	R$	123		(459)
Forwards Euro – US Dollar		€952		(915,854)		€435		(160,448)
Forwards Euro – Mexican Peso		—		—		€50		(16,267)
Put option		€374		(368,364)		—		—
Call option		€2,097		(2,031,836)		€2,020		(376,784)

Total Liabilities		—	Ps.	(25,331,346)		—	Ps.	(17,896,379)

*	Totals may not sum due to rounding.
The changes in the fair value of these derivative financial instruments for the years ended December 31, 2021, 2022 and 2023 amounted to a loss of Ps. (6,755,214), Ps. (28,639,687) and Ps. (10,268,520), respectively. Such amounts are included in the consolidated statements of comprehensive income as part of the caption “Valuation of derivatives interest cost from labor obligations and other financial items, net”.

F-4
5

The maturities of the notional amount of the derivatives are as follows:

Instrument	Notional amount in millions	2024	2025	2026	2027	2028 Thereafter
Assets
Swaps US Dollar – Mexican Peso	US$	—	—	—	—	150
Swaps Yen – US Dollar	¥	—	—	—	—	6,500
Swaps US Dollar – Euro	US$	—	—	—	—	800
Swaps Euro – US Dollar	€	—	—	—	152	—
Forwards US Dollar – Mexican Peso	US$	228	—	—	—	—
Forwards Brazilian Real – US Dollar	R$	5,201	—	—	—	—
Forwards Euro – US Dollar	€	1,390	—	—	—	—
Liabilities
Swaps US Dollar – Mexican Peso	US$	—	—	—	—	3,140
Swaps US Dollar – Euro	US$	—	—	—	—	150
Swaps Euro – US Dollar	€	175	—	—	250	400
Swaps Yen – US Dollar	¥	—	—	—	—	6,500
Swaps Sterling Pound – Euro	£	—	—	390	—	250
Swap Sterling Pound – US Dollar	£	—	—	110	—	1,450
Forwards US Dollar – Mexican Peso	US$	742	—	—	—	—
Forwards Euro – US Dollar	€	435	—	—	—	—
Forwards Brazilian Real – US Dollar	R$	123	—	—	—	—
Forwards Euro – Mexican Peso	€	50	—	—	—	—
Call Option	€	2,020	—	—	—	—
Note 8. Inventories, net
An analysis of inventories at December 31, 2022 and 2023 is as follows:

	2022	2023
Mobile phones, accessories, computers, TVs, cards and other materials	Ps. 26,311,415	Ps. 21,858,519
Less: Reserve for obsolete and slow-moving inventories	(2,316,282)	(2,586,894)

Total	Ps. 23,995,133	Ps. 19,271,625

For the years ended December 31, 2021, 2022 and 2023, the cost of inventories recognized in cost of sales was Ps. 117,613,669, Ps. 115,022,007 and Ps. 111,863,425 respectively.

F-4
6

Note 9. Other assets, net
An analysis of other assets at December 31, 2022 and 2023 is as follows:

	2022		2023
Current portion:
Advances to suppliers (different from CAPEX and inventories)	Ps.	8,247,735	Ps.	8,788,638
Prepaid insurance		1,988,713		2,105,556
Other		328,974		328,065

	Ps.	10,565,422	Ps.	11,222,259

Non-current portion:

Recoverable taxes	Ps.	9,363,682	Ps.	8,879,374
Prepayments for the use of fiber optics		3,424,850		2,734,008
Judicial deposits (1)		16,309,977		15,456,282
Prepaid expenses		10,483,113		10,574,048

Total	Ps.	39,581,622	Ps.	37,643,712

For the years ended December 31, 2021, 2022 and 2023, amortization expense for other assets was Ps. 442,098 Ps. 215,529 and Ps. 848,569, respectively.

(1)
Judicial deposits represent cash and cash equivalents pledged in order to fulfill the collateral requirements for tax contingencies in Brazil. Based on its evaluation of the underlying contingencies, the Company believes that such amounts are recoverable. See Note 17 b).

Note 10. Property, Plant and Equipment, net
a)
An analysis of activity in property, plant and equipment, net for the years, 2021, 2022 and 2023 is as follows:

	At December 31, 2020		Additions		Retirements (2)		Transfers		Effect of translation of foreign subsidiaries and hyperinflation adjustment		Depreciation for the year (3)		At December 31, 2021
Cost
Network in operation and equipment	Ps.	1,057,592,243	Ps.	89,696,150	Ps.	(45,044,049)	Ps.	53,531,590	Ps.	(44,061,097)	Ps.	—	Ps.	1,111,714,837
Land and buildings		48,887,578		784,460		(473,785)		38,250		(1,216,894)		—		48,019,609
Other assets		157,022,845		10,782,903		(11,994,756)		(1,800,756)		(1,870,104)		—		152,140,132
Construction in process and advances plant suppliers (1)		67,501,913		83,366,813		(47,178,796)		(38,944,421)		(1,420,843)		—		63,324,666
Spare parts for operation of the network		24,796,258		46,909,494		(23,108,928)		(13,824,767)		(974,011)		—		33,798,046

Total		1,355,800,837		231,539,820		(127,800,314)		(1,000,104)		(49,542,949)		—		1,408,997,290

Accumulated depreciation
Network in operation and equipment		531,267,306		—		(24,322,904)		638,066		(29,767,613)		96,857,203		574,672,058
Buildings		9,087,399		—		(219,030)		(221,937)		(667,957)		1,871,028		9,849,503
Other assets		92,444,017		—		(10,522,319)		549,855		(1,879,241)		12,667,367		93,259,679
Spare parts for operation of the network		72,484		—		(92,421)		—		(26,823)		66,131		19,371

Total		Ps 632,871,206	Ps.	—	Ps.	(35,156,674)	Ps.	965,984	Ps.	(32,341,634)	Ps.	111,461,729	Ps.	677,800,611

Net Cost	Ps.	722,929,631	Ps.	231,539,820	Ps.	(92,643,640)	Ps.	(1,966,088)	Ps.	(17,201,315)	Ps.	(111,461,729)	Ps.	731,196,679

(1)	Construction in progress includes fixed and mobile network facilities as well as satellite developments and fiber optic which is in the process of being installed.
(2)	Includes disposals related to the sale of TracFone.
(3)	Discontinued operations.

F-4
7

	At December 31 2021		Additions		Retirements (2)		Business combinations (3)		Revaluation adjustments (5)		Transfer		Incorporation (merger, spin- off, sale) (4)		Effect of translation of foreign subsidiaries and hyperinflation adjustment		Depreciation for the year		At December 31, 2022
Cost
Network in operation and equipment	Ps.	1,111,714,837	Ps.	56,307,013	Ps.	(64,315,475)	Ps.	1,415,252	Ps.	(55,639,215)	Ps.	63,171,840	Ps.	(18,399,253)	Ps.	(68,236,057)	Ps.	—	Ps.	1,026,018,942
Land and buildings		48,019,609		596,165		(2,021,550)		—		—		737,667		—		(3,577,615)		—		43,754,276
Other assets		152,140,132		12,325,614		(13,642,510)		23,723		—		559,935		(698,522)		(5,468,249)		—		145,240,123
Construction in process and advances plant suppliers (1)		63,324,666		96,511,498		(49,559,746)		36,707		—		(48,393,706)		(72,194)		(2,027,587)		—		59,819,638
Spare parts for operation of the network		33,798,046		61,327,596		(30,957,726)		—		—		(19,923,388)		(6,995)		(1,879,058)		—		42,358,475

Total		1,408,997,290		227,067,886		(160,497,007)		1,475,682		(55,639,215)		(3,847,652)		(19,176,964)		(81,188,566)		—		1,317,191,454

Accumulated depreciation
Network in operation and equipment	Ps.	574,672,058	Ps.	—	Ps.	(52,703,338)	Ps.	—	Ps.	(4,098,583)	Ps.	(71,627)	Ps.	4,827,813	Ps.	(52,313,781)	Ps.	95,577,534	Ps.	565,890,076
Buildings		9,849,503		—		(622,956)		—		—		47,578		(219,174)		(2,356,617)		1,701,274		8,399,608
Other assets		93,259,679		—		(9,711,246)		—		—		298,060		(8,940,398)		(3,146,276)		13,814,586		85,574,405
Spare parts for the operation of the network		19,371		—		(115,552)		—		—		—		6,717		(84,295)		274,914		101,155

Total	Ps.	677,800,611	Ps.	—	Ps.	(63,153,092)	Ps.	—	Ps.	(4,098,583)	Ps.	274,011	Ps.	(4,325,042)	Ps.	(57,900,969)	Ps.	111,368,308	Ps.	659,965,244

Net Cost	Ps.	731,196,679	Ps.	227,067,886	Ps.	(97,343,915)	Ps.	1,475,682	Ps.	(51,540,632)	Ps.	(4,121,663)	Ps.	(14,851,922)	Ps.	(23,287,597)	Ps.	(111,368,308)	Ps.	657,226,210

(1)	Construction in progress includes fixed and mobile network facilities as well as satellite developments and fiber optic which is in the process of being installed.
(2)
Includes disposals of Chile’s separation process as a result of the ClaroVTR joint venture. See Note 12b. Also includes disposals related to the sale of Claro Panama. See Note 2Ac and disposals related to the partial sale Claro Peru’s towers to Sitios Latam as of December 31, 2022.

(3)	“Business Combination” includes the acquisition of Assets of Grupo Oi, Jonava and Ustore, in Brazil. See Note 12a.
(4)	“Incorporation (merger, spin-off, sale)” includes disposals associated as spin-off of assets to Sitios Latam described in Note 12d.
(5)
¨Revaluation adjustments” include the surplus associated with the 29,090 telecommunications towers, for an amount of Ps. 50,880,804 that was transferred as part of the spin-off of assets to Sitios Latam described in Note 12d.

	At December 31 2022		Additions		Retirements (2)(3)		Revaluation adjustments (4)		Transfer		Effect of translation of foreign subsidiaries and hyperinflation adjustment (5)		Depreciation for the year		At December 31, 2023
Cost
Network in operation and equipment	Ps.	1,026,018,942	Ps.	50,024,889	Ps.	(33,329,584)	Ps.	(6,302,540)	Ps.	70,929,358	Ps.	(147,930,373)	Ps.	—	Ps.	959,410,692
Land and buildings		43,754,276		460,406		(623,086)		—		912,321		(4,104,367)		—		40,399,550
Other assets		145,240,123		9,207,577		(4,659,627)		—		91,200		(9,019,160)		—		140,860,113
Construction in process and advances plant suppliers (1)		59,819,638		60,315,693		(3,541,460)		—		(52,383,308)		(3,391,855)		—		60,818,708
Spare parts for operation of the network		42,358,475		24,598,463		(4,512,380)		—		(23,748,569)		(6,821,235)		—		31,874,754

Total		1,317,191,454		144,607,028		(46,666,137)		(6,302,540)		(4,198,998)		(171,266,990)		—		1,233,363,817

Accumulated depreciation
Network in operation and equipment	Ps.	565,890,076	Ps.	—	Ps.	(32,420,796)	Ps.	(907,756)	Ps.	106,646	Ps.	(109,318,572)	Ps.	89,594,858	Ps.	512,944,456
Buildings		8,399,608		—		(503,192)		—		(63,923)		(2,739,797)		1,697,581		6,790,277
Other assets		85,574,405		—		(3,094,804)		—		139,191		(7,960,435)		10,516,865		85,175,222
Spare parts for the operation of the network		101,155		—		(55,866)		—		(12,152)		(400,001)		169,822		(197,042)

Total	Ps.	659,965,244	Ps.	—	Ps.	(36,074,658)	Ps.	(907,756)	Ps.	169,762	Ps.	(120,418,805)	Ps.	101,979,126	Ps.	604,712,913

Net Cost	Ps.	657,226,210	Ps.	144,607,028	Ps.	(10,591,479)	Ps.	(5,394,784)	Ps.	(4,368,760)	Ps.	(50,848,185)	Ps.	(101,979,126)	Ps.	628,650,904

(1)	The construction in progress includes fixed and mobile network installations, as well as satellite and fiber optic developments that are in the process of being installed

F-4
8

(2)	Includes disposals for the sale of 2,980 and 224 telecommunications towers on March 30 and July 31, 2023, respectively, owned by its subsidiary in Peru to Sitios Latam.
(3)	It includes disposals related to the sale of 1,388 telecommunications towers on February 3, 2023, owned by its subsidiary in the Dominican Republic to Sitios Latam.
(4)
Includes the surplus associated with the telecommunications towers that were transferred by the sale to Sitios Latam, described previously, for an amount of Ps. (6,957,275)
. In addition, includes the surplus associated with the valuation of the telecommunications towers of EuroTeleSites Group, for an amount of Ps. 1,562,491.

(5)	Includes a hyperinflation adjustment associated to Argentinean subsidiaries for an amount of Ps. (5,956,256).
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
As mentioned in Note 12, on October 1, 2023 the complement for revaluation surplus of the passive infrastructure of the telecommunication towers from its subsidiary EuroTeleSites AG was recognized in OCI for an amount of Ps. 497,628 net of deferred taxes.
c) Relevant information related to the computation of the capitalized borrowing costs is as follows:

	Year ended December 31,
	2021	2022	2023
Amount invested in the acquisition of qualifying assets	Ps. 38,573,605	Ps. 30,161,647	Ps. 25,489,098
Capitalized interest	1,527,259	1,514,654	1,442,077
Capitalization rate	4.0%	5.0%	5.7%
Capitalized interest is being amortized over a period of estimated useful life of the related assets.

9

Note 11. Intangible assets, net and goodwill
a)
An analysis of intangible assets at December 31, 2021, 2022 and 2023 is as follows:

	For the year ended December 31, 2021
	Balance at beginning of year		Acquisitions		Disposals and other (1)		Amortization of the year (2)		Effect of translation of foreign subsidiaries and Hyperinflation adjustment		Balance at end of year
Licenses and rights of use	Ps.	253,090,161	Ps.	24,406,905	Ps.	(4,427,685)	Ps.	—	Ps.	(7,011,691)	Ps.	266,057,690
Accumulated amortization		(134,609,064)		—		6,469,128		(14,387,511)		6,737,502		(135,789,945)

Net		118,481,097		24,406,905		2,041,443		(14,387,511)		(274,189)		130,267,745

Trademarks		29,132,365		75,100		(1,129,666)		—		(401,946)		27,675,853
Accumulated amortization		(25,354,947)		—		802,717		(140,205)		308,745		(24,383,690)

Net		3,777,418		75,100		(326,949)		(140,205)		(93,201)		3,292,163

Customer relationships		29,579,266		229,936		(4,133,408)		—		(1,105,668)		24,570,126
Accumulated amortization		(25,425,605)		—		3,830,742		(707,500)		1,093,401		(21,208,962)

Net		4,153,661		229,936		(302,666)		(707,500)		(12,267)		3,361,164

Software licenses		17,301,146		2,660,330		(3,484,755)		—		(1,225,585)		15,251,136
Accumulated amortization		(12,233,448)		(626)		3,482,440		(2,738,978)		1,052,938		(10,437,674)

Net		5,067,698		2,659,704		(2,315)		(2,738,978)		(172,647)		4,813,462

Content rights		12,036,312		818,436		(281,747)		—		429,319		13,002,320
Accumulated amortization		(10,059,219)		—		(147,668)		(899,666)		(404,537)		(11,511,090)

Net		1,977,093		818,436		(429,415)		(899,666)		24,782		1,491,230

Total of intangibles, net	Ps.	133,456,967	Ps.	28,190,081	Ps.	980,098	Ps.	(18,873,860)	Ps.	(527,522)	Ps.	143,225,764

Goodwill	Ps.	143,052,859	Ps.	—	Ps.	(3,516,287)	Ps.	—	Ps.	(2,958,378)	Ps.	136,578,194

(1)	Includes disposals related to the sale of TracFone.
(2)	Discontinued operations of Panama and the ClaroVTR joint venture. See Note 2. Ac.

	For the year ended December 31, 2022
	Balance at beginning of year		Acquisitions		Acquisitions in business combinations		Disposals and other (1)		Amortization of the year (2)		Effect of translation of foreign subsidiaries and Hyperinflation adjustment		Balance at end of year
Licenses and rights of use	Ps.	266,057,690	Ps.	2,656,914	Ps.	95,147	Ps.	(1,785,196)	Ps.	—	Ps.	(11,475,085)	Ps.	255,549,470
Accumulated amortization		(135,789,945)		—		—		1,436,078		(13,323,410)		5,252,171		(142,425,106)

Net		130,267,745		2,656,914		95,147		(349,118)		(13,323,410)		(6,222,914)		113,124,364

Trademarks		27,675,853		183,631		40,412		(66,000)		—		(1,366,541)		26,467,355
Accumulated amortization		(24,383,690)		—		—		—		(110,974)		1,041,866		(23,452,798)

Net		3,292,163		183,631		40,412		(66,000)		(110,974)		(324,675)		3,014,557

Customer relationships		24,570,126		22,842		2,863,765		—		—		(3,267,041)		24,189,692
Accumulated amortization		(21,208,962)		—		—		(18)		(954,256)		2,831,217		(19,332,019)

Net		3,361,164		22,842		2,863,765		(18)		(954,256)		(435,824)		4,857,673

Software licenses		15,251,136		5,108,485		14,205		(797,084)		—		(3,358,767)		16,217,975
Accumulated amortization		(10,437,674)		—		—		976,417		(2,645,400)		2,591,274		(9,515,383)

Net		4,813,462		5,108,485		14,205		179,333		(2,645,400)		(767,493)		6,702,592

Content rights		13,002,320		874,961		—		(263,798)		—		(830,079)		12,783,404
Accumulated amortization		(11,511,090)		—		—		3,382		(881,352)		799,892		(11,589,168)

Net		1,491,230		874,961		—		(260,416)		(881,352)		(30,187)		1,194,236

Total of intangibles, net	Ps.	143,225,764	Ps.	8,846,833	Ps.	3,013,529	Ps.	(496,219)	Ps.	(17,915,392)	Ps.	(7,781,093)	Ps.	128,893,422

Goodwill	Ps.	136,578,194	Ps.	14,447,186	Ps.	280,192	Ps.	(2,230,610)	Ps.	(149,696)	Ps.	(7,803,901)	Ps.	141,121,365

(1)	Includes the transaction related to Panama and Chile disposal.

F-
50

(2)	Includes the discontinued operations of Panama and the ClaroVTR joint venture. See Note 2, Ac.

	For the year ended December 31, 2023
	Balance at beginning of year		Acquisitions		Disposals and other		Amortization of the year		Incorporation (Merge, Spin off, Sale/other)		Effect of translation of foreign subsidiaries and Hyperinflation adjustment		Balance at end of year
Licenses and rights of use	Ps.	255,549,470	Ps.	18,814,933	Ps.	1,201,681	Ps.	—	Ps.	—	Ps.	(28,239,255)	Ps.	247,326,829
Accumulated amortization		(142,425,106)		—		(63,964)		(11,643,803)		—		11,328,430		(142,804,443)

Net		113,124,364		18,814,933		1,137,717		(11,643,803)		—		(16,910,825)		104,522,386

Trademarks		26,467,355		198,532		(11,554)		—		555		(1,313,470)		25,341,418
Accumulated amortization		(23,452,798)		—		571		(139,038)		—		1,017,013		(22,574,252)

Net		3,014,557		198,532		(10,983)		(139,038)		555		(296,457)		2,767,166

Customer relationships		24,189,692		5,550		—		—		—		(3,505,503)		20,689,739
Accumulated amortization		(19,332,019)		—		—		(987,971)		—		3,091,265		(17,228,725)

Net		4,857,673		5,550		—		(987,971)		—		(414,238)		3,461,014

Software licenses		16,217,975		5,846,212		313,446		—		—		(3,021,588)		19,356,045
Accumulated amortization		(9,515,383)		—		1,102,658		(3,675,747)		—		2,330,312		(9,758,160)

Net		6,702,592		5,846,212		1,416,104		(3,675,747)		—		(691,276)		9,597,885

Content rights		12,783,404		737,465		(50,175)		—		—		(1,854,001)		11,616,693
Accumulated amortization		(11,589,168)		—		—		(672,760)		—		1,795,303		(10,466,625)

Net		1,194,236		737,465		(50,175)		(672,760)		—		(58,698)		1,150,068

Total of intangibles, net	Ps.	128,893,422	Ps.	25,602,692	Ps.	2,492,663	Ps.	(17,119,319)	Ps.	555	Ps.	(18,371,494)	Ps.	121,498,519

Goodwill	Ps.	141,121,365	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	4,957,532	Ps.	146,078,897

b) The aggregate carrying amount of goodwill is allocated by segment as follows:

	2022		2023
Europe	Ps.	49,465,916	Ps.	55,414,076
Brazil (1)		31,085,202		29,437,800
Puerto Rico		17,463,394		17,463,394
Dominican Republic		14,186,723		14,186,723
Colombia		8,495,090		9,304,613
Mexico		9,233,694		9,186,415
Peru		2,523,467		2,448,614
El Salvador		2,522,768		2,522,768
Ecuador		2,155,384		2,155,384
Guatemala		2,245,161		2,212,615
Other countries		1,744,566		1,746,495

	Ps.	141,121,365	Ps.	146,078,897

(1)	Includes a goodwill as a result of the Jonava acquisition. See Note 12a.
c) The following is a description of the major changes in the “Licenses and rights of use” caption during the years ended December 31, 2021, 2022 and 2023:
2021 Acquisitions
i) In December the subsidiary Claro S.A. acquired a 5G license for Ps. 17,789,163 carried out by ANATEL in November 2021, for the sale of radio frequency bands. The total amount of this license was recorded as intangible assets caption on December 31, 2021.

F-
51

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
v) In February 2021, AMX’s subsidiary in El Salvador acquired licenses for an amount of Ps.139,363. The concession is for 10 MHZ in the 1,900 MHZ mobile network bandwidth coverage in the national territory, exploitable as of February 28, 2021 with validity of 20 years.
vi) In February 2021, AMX’s subsidiary in Chile acquired a concession for Ps. 411,375 for the Concession of Band 1900 MHZ with a term of 10 years.
Additionally, in 2021, the Company acquired other licenses in Mexico, Guatemala, Brazil, Ecuador, Peru, Argentina and other countries for an amount of Ps. 706,900.
2022 Acquisitions
i) In August 2022, the Company obtained in Mexico, an extension of 9 spectrum frequency band concession titles, segment 1890-1895 MHz for mobile transmission and segment 1970-1975 MHz both for 20 years from April 2025, for an amount of Ps. 721,647.
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
v) During 2022, Claro S.A. acquired software development Claro Pay platform for an amount of Ps. 321,569.
Additionally, in 2022, the Company acquired other licenses in the Dominican Republic, Paraguay, Costa Rica and Colombia for an amount of Ps. 208,866.
2023 Acquisitions
i) In November 2023, the Company obtained in Argentina, pursuant to resolution 2023-1473 of ENACOM, a concession of spectrum in the 2.6 GHz 5G band for a 15 year-year period for an amount of Ps.8,731,237.
ii) In April 2023 the Company obtained in Croatia (via A1 Telekom Austria Group) a concession of secured spectrum in a public auction for a 15 year-period for an amount of Ps. 2,220,558. Additionally, in December 2023, the Company acquired in Bulgaria a spectrum license in the 700 MHz and 800 MHz segments for a 15 year-period for an amount of Ps. 422,502.

F-5
2

iii) In October 2023, the Company obtained a concession of 30 MHz and 2.500 MHz spectrum in Colombia for a 20-year period for an amount of Ps. 1,949,048. Additionally, during 2023, the Company acquires IRU´s for an amount of Ps. 214,792.
iv) In June of 2023, the Company obtained a 2.5 MHz spectrum license in Guatemala for an amount of Ps. 1,859,262.
v) In February and December 2023, the Company obtained in Mexico, an extension of spectrum frequency band concession titles for mobile transmission in the 835-845/880-890 MHz, 2514-2530/2634-2650 MHz and
2517-2530/2637-2650
MHz segments, respectively, for 20-year period for an amount of Ps. 1,239,373.
vi) In July 2023, the Company obtained in Uruguay frequency band concession titles for mobile transmission in the 3300-3400 MHz segment for a 25-year period for an amount of Ps. 464,828.
vii) During 2023, the Company acquired IRU´s in Puerto Rico for an amount of Ps. 296,247 and in the United States for an amount of Ps. 180,956.
viii) During 2023, the Company renewed in Brazil the 5G license carried out by ANATEL for an amount of Ps. 593,273.
ix) In March 2023, the Company obtained two concessions of spectrum band in Peru, which expires in January 2030 and December 2029, respectively, for an amount of Ps. 149,567. Additionally, during 2023, the Company acquired IRU for an amount of Ps. 132,387.
Additionally, in 2023, the Company acquired other licenses in Peru, Ecuador, El Salvador and Paraguay for an amount of Ps. 360,903.
Amortization of intangibles for the years ended December 31, 2021, 2022 and 2023 amounted to Ps. 18,873,860, Ps. 18,065,088 and Ps. 17,119,319, respectively.
Some of the jurisdictions in which the Company operates can revoke their concessions under certain circumstances such as imminent danger to national security, national economy and natural disasters.
Note 12. Business combinations, acquisitions, non-controlling interest and spin-off
a)
The following is a description of the major acquisitions of investments in associates and subsidiaries during the years ended December 31, 2022 and 2023:
Acquisitions 2022
i) On April 20, 2022, after receiving the necessary approvals from local regulators, the Company reported that its Brazilian subsidiary Claro S.A. completed the previously announced acquisition of 32% of Grupo Oi’s mobile business in Brazil, through the acquisition of 100% of the shares of Jonava, it in accordance with the purchase agreement entered into between Grupo Oi as seller and Claro S.A. (as one of several buyers).
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

F-5
3

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

On October 4, 2023, the Company reached an agreement on the value of the disputed purchase price, for which the amount of Ps. 658,048 was paid to the seller, corresponding to 50% of the originally retained amount of Ps. 1,315,180 (subject to procedural incidence), plus interest and monetary correction of Ps. 155,681. Due to the aforementioned, all pending issues and disputes between the seller and the Company, together with the other buyers, related to the determination of the acquisition price were concluded.
ii) During 2022, the Company has acquired through its subsidiaries other entities for which it has paid Ps. 670,051, net of cash acquired.
iii) The Company acquired an additional non-controlling interests in its entities for an amount of Ps. 39,596.
Acquisitions 2023
i) On July 24, 2023, the Company acquired, through its subsidiary América Móvil, B.V., shares corresponding to 5.55% of the voting rights in Telekom Austria AG from a private investor. Subsequently, on November 29, 2023, through a series of open market transactions, América Móvil, B.V. acquired an additional 1.85% of the voting rights, for an overall ownership in Telekom Austria AG of 58.4% of its total outstanding shares. The disbursements paid in both transactions amounts to Ps. 6,214,643.
ii) The Company acquired an additional non-controlling interests in its entities for an amount of Ps. 49,302.
b) Joint Venture
A) Constitution–
On October 6, 2022, LLA and the Company announced that they completed the transaction to combine their operations in Chile (VTR and Claro Chile, respectively) in order to create a 50:50 joint venture known as ClaroVTR.

F-5
4

On the date of the joint venture’s formation, the Company recognized a loss of Ps. 1,138,859, and recycled a loss of Ps. 8,252,250 from cumulative translation adjustment to net profit. The effect of the transaction was classified as discontinued operations in these consolidated financial statements on October 6, 2022. See Note 2Ac.
As of to December 31, 2023 and 2022, the Company recognized a loss in the application of the equity method in the amount of Ps. 5,374,969 and Ps. 1,924,040, respectively.
In September 2023, the Company identified impairment indicators and assesses that there is objective evidence that its joint venture is impaired, hence, an amount of Ps. 4,677,782 was recorded, as the difference between the recoverable amount of the JV and its carrying value, and it is recognized in the “valuation of derivatives, interest cost from labor obligations and other financial items”, in the consolidated statements of comprehensive income.
B) Transaction Agreement between the Company and LLA–
On December 26, 2023, the Company entered into a transaction agreement (the “Agreement”) with LLA, ClaroVTR, and certain affiliates of the Company and LLA. Pursuant to the transaction agreement, the Company and LLA agreed to, collectively in proportion to their respective shareholding percentage interest or individually, provide additional capital required by ClaroVTR during the calendar year 2023 and through June 30, 2024 in an aggregate amount not to exceed CLP$972.4 billion (Ps. 18,728,611). This commitment seeks to support the execution of the business plan of ClaroVTR, and CLP$289.3 billion of the commitment aims to permit the refinancing of certain bank debt guaranteed by the Company and existing at the formation of ClaroVTR. Furthermore, the Agreement provides the Company and LLA with an exercisable catch-up right on or before August 1, 2024 to cure any failure to fund the Company’s or LLA’s respective portions of the Commitment in order to maintain ClaroVTR as an 50:50 joint venture.
As of December 31, 2023, the Company has purchased convertible notes from ClaroVTR with an aggregate principal amount of CLP$742.1 billion (including the amounts used for the refinancing of bank debt) convertible into shares of ClaroVTR. Subject to the terms of the Agreement, upon the conversion of such convertible notes and any additional convertible notes the Company may purchase prior to August 1, 2024, ClaroVTR may cease to be a 50:50 joint venture if LLA does not exercise its catch-up right under the Agreement. As of the date of the consolidated financial statements, LLA has not performed any financing as per Agreement. Additionally, the Company recorded an impairment related to these operations totaling Ps. 12,184,562 on December 31, 2023. This amount is presented in Note 22 to the accompanying consolidated financial statements.
c) Consolidated subsidiaries with non-controlling interests
The Company has control over Telekom Austria, which has a material non-controlling interest. Set out below is summarized information as of December 31, 2022 and 2023 of Telekom Austria’s consolidated financial statements.
The amounts disclosed for this subsidiary are before inter-company eliminations and using the same accounting policies of América Móvil.

F-5
5

Selected financial data from the consolidated statements of financial position

	December 31,
	2022		2023
Assets:
Current assets	Ps.	28,648,246	Ps.	27,224,829
Non-current assets		126,125,904		132,242,415

Total assets	Ps.	154,774,150	Ps.	159,467,244

Liabilities and equity:
Current liabilities	Ps.	50,106,617	Ps.	34,406,225
Non-current liabilities		47,420,775		56,285,251

Total liabilities		97,527,392		90,691,476
Equity attributable to equity holders of the parent		29,173,281		40,127,194
Non-controlling interest		28,073,477		28,648,574

Total equity	Ps.	57,246,758	Ps.	68,775,768

Total liabilities and equity	Ps.	154,774,150	Ps.	159,467,244

Summarized consolidated statements of comprehensive income

	For the year ended December 31,
	2021		2022		2023
Operating revenues	Ps.	113,838,487	Ps.	105,956,057	Ps.	100,762,884
Operating costs and expenses		98,346,896		89,800,536		85,320,071

Operating income	Ps.	15,491,591	Ps.	16,155,521	Ps.	15,442,813

Net income	Ps.	9,104,962	Ps.	11,795,662	Ps.	10,929,263

Total comprehensive income	Ps.	7,790,499	Ps.	6,127,362	Ps.	3,621,780

Net income attributable to:
Equity holders of the parent	Ps.	4,629,816	Ps.	6,000,942	Ps.	6,380,385
Non-controlling interest		4,475,146		5,794,720		4,548,878

	Ps.	9,104,962	Ps.	11,795,662	Ps.	10,929,263

Comprehensive income attributable to:
Equity holders of the parent	Ps.	3,973,154	Ps.	3,124,955	Ps.	2,114,356
Non-controlling interest		3,817,345		3,002,407		1,507,424

	Ps.	7,790,499	Ps.	6,127,362	Ps.	3,621,780

On September 2023 Telekom Austria was spun-off transferring all site operations to EuroTeleSites AG. The Company has control over EuroTeleSites AG, which has a material non-controlling interest. As of December 31, 2023, EuroTeleSites AG has a consolidated net total assets of Ps. 4,365,235, a consolidated net income for the year of Ps. 126,103, and a net income for non-controlling interest of Ps. 52,485.
d) Spin-off of telecommunication towers to Sitios Latam
On August 8, 2022, the Company announced that it met the conditions and completed the necessary steps to spin-off its telecommunications towers and other related passive infrastructure in Latin America outside of Mexico, other than Colombia and the Company’s telecommunications towers existing in Peru prior to the spin-off, and

F-5
6

contribute to Sitios Latam a portion of the Company’s capital stock, assets and liabilities, mainly consisting of the shares of the Company’s subsidiaries holding telecommunications towers and other associated infrastructure in Latin America outside of Mexico, other than Colombia and the Company’s telecommunications towers existing in Peru prior to the spin-off. The CNBV authorized the registration of the shares of Sitios Latam, which allowed it to complete its listing process as a public company on September 29, 2022.
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
The Company, through its subsidiaries, is party to lease agreements with Sitios Latam (its related party) for the use of the space on the towers. The typical term of our site agreements is either five
or 10 years, which is a mandatory minimum, except when the underlying floor lease expires in less than the five
- or 10-year term, as applicable, in which case the site agreement may expire simultaneously with the floor lease. In most cases, the site agreement is renewable at the customer’s request.
e) Spin-off of telecommunication towers to EuroTeleSites
On February 6, 2023, the Company entered into a definitive agreement with OBAG, pursuant to which, the Company and OBAG agreed to, among other things, formally execute the spin-off of the mobile towers in most of the countries in which Telekom Austria AG operates, including Austria.
On August 1, 2023, the tower spin-off was approved by the shareholders of Telekom Austria AG in an extraordinary shareholders’ meeting. On September 22, 2023, Telekom Austria completed the spin-off of its telecommunications towers and other related passive infrastructure in Austria, Bulgaria, Croatia, North Macedonia, Serbia and Slovenia, and revalued its telecommunication towers through an appraisal, hence, the spun-off tower company, EuroTeleSites AG, recognized a revaluation surplus for that assets as the aforementioned date.
As a consequence of the foregoing, the Company recognized the complement for revaluation surplus figure in the consolidated financial statements as disclosed in Note 10.
In addition, Telekom Austria AG listed the shares of EuroTeleSites AG, on the Vienna Stock Exchange. The Telekom Austria AG shareholders received one EuroTeleSites AG share for every four
Telekom Austria AG shares they owned. Both of Telekom Austria and EuroTeleSites AG are indirect subsidiaries of the Company over which the Company retains a controlling interest.
As part of the spin-off, the Telekom Austria AG transferred to EuroTelesites AG assets of Ps. 36,599 million (1,953 million euros) mainly in property, plant and equipment, right of use and other assets and accounts receivable, Ps. 47,675 million (2,543 million euros) in debt, lease debt and other net liabilities, which resulted in net assets’ deficit of Ps. 11,076 million (591 million euros).
Note 13. Income Taxes
As explained previously in these consolidated financial statements, the Company is a Mexican corporation which has numerous consolidated subsidiaries operating in different countries. Presented below is a discussion of income tax matters that relates to the Company’s consolidated operations, its Mexican operations and significant foreign operations.

F-5
7

i)  Consolidated income tax matters
The composition of income tax expense for the years ended December 31, 2021, 2022 and 2023 is as follows:

	2021		2022		2023
Income Tax attributable to a continuing operation
In Mexico:
Current year income tax	Ps.	24,355,240	Ps.	29,865,043	Ps.	32,327,958
Deferred income tax		(5,079,397)		3,454,279		(6,706,412)
Foreign:
Current year income tax		23,397,577		17,634,494		16,026,324
Deferred income tax		(9,955,943)		(4,909,727)		(7,103,867)

Total income tax	Ps.	32,717,477	Ps.	46,044,089	Ps.	34,544,003

Income Tax attributable to a discontinued operation
Income tax discontinued operations in Mexico		26,294,422		—		—
Income tax discontinued operations abroad (1)		7,144,249		1,805,500		—

(1)	Includes effects related to the sale of Panama and the ClaroVTR joint venture. See Note 2Ac.
Deferred tax benefit (expense) related t
o items r
ecognized in OCI during the year:

	For the years ended December 31,
	2021		2022		2023
Remeasurement of defined benefit plans	Ps.	(4,760,089)	Ps.	2,651,922	Ps.	(975,061)
Equity investments at fair value		583,892		8,364,109		2,836,366
Other		—		(30,336)		—

Deferred tax benefit recognized in OCI	Ps.	(4,176,197)		Ps10,985,695	Ps.	1,861,305

In addition, deferred tax of Ps. 308,551 and Ps. 902,508 was transferred in 2023 and 2022, respectively, from revaluation surplus to retained earnings. This relates to the difference between the actual depreciation and equivalent depreciation based on cost.

F-5
8

A reconciliation of the statutory income tax rate in Mexico to the consolidated effective income tax rate recognized by the Company is as follows:

	Year ended December 31,
	2021		2022	2023
Statutory income tax rate in Mexico	30.0%		30.0%	30.0%
Impact of non-deductible and non-taxable items:
Tax inflation effects	7.8%		7.2%	2.1%
Derivatives	(0.9%)		(0.2)%	0.3%
Employee benefits	2.6%		2.0%	1.5%
Other	(2.9%)		2.2%	4.8%

Effective tax rate on Mexican operations	36.6%		41.2%	38.7%
Tax recoveries and NOL’s in Brazil	(10.6%)		(2.2)%	(3.5)%
Dividends received from associates equity	(0.7)%		(0.1)%	—
Foreign subsidiarie s and other non-deductible items, net	8.7	% (1)	(2.6)%	(2.2)%
Tax rates differences	(2.8)%		(2.0)%	(3.1)%

Effective tax rate from continuing operations	31.2%		34.3%	29.9%

Effective tax rate from discontinued operations	(16.4)%		(21.2)%	—

(1)	Includes discontinued operations effects of TracFone and Claro Chile
The breakdown of net deferred tax assets is as follows:

	Consolidated statements of financial position				Consolidated statements of net income
	2022		2023		2021		2022		2023
Provisions	Ps.	18,813,454	Ps.	29,562,781	Ps.	1,812,523	Ps.	1,759,784	Ps.	15,065,996
Deferred revenues		8,153,287		8,691,188		2,202,413		(688,767)		1,767
Tax losses carry forward		33,314,653		36,970,123		5,571,115		1,202,546		8,575,209
Property, plant and equipment (1)		(18,840,025)		(8,699,418)		8,016,244		1,696,734		2,157,776
Inventories		405,489		1,054,611		852,888		253,932		669,382
Licenses and rights of use (1)		(2,630,583)		(2,621,672)		480,502		229,244		141,060
Employee benefits		36,662,123		34,663,794		(354,802)		(6,148,504)		(3,224,333)
Other		22,537,353		16,993,113		(3,545,542)		3,150,479		(9,576,577)

Net deferred tax assets	Ps.	98,415,751	Ps.	116,614,520

Deferred tax benefit in net profit for the year					Ps.	15,035,341	Ps.	1,455,448	Ps.	13,810,280
Deferred tax from discontinued operations						4,731,603		1,808,298		—

(1)	As of December 31, 2022 and 2023, the balance included the effects of hyperinflation and revaluation of telecommunications towers.

9

Reconciliation of deferred tax assets and liabilities, net:

	2022		2023
Opening balance as of January 1,	Ps.	77,822,839	Ps.	98,415,751
Deferred tax benefit		1,455,448		13,810,280
Translation effect		(1,644,500)		3,202,557
Deferred tax benefit recognized in OCI		10,985,695		1,861,305
Deferred taxes acquired in business combinations		(11,571)		(529,191)
Hyperinflationary effect in Argentina		(942,751)		(146,182)
Disposals (Note 2Ac)		(3,856,459)		—
Spin-off		14,607,050		—
Related discontinued operation		—		—

Closing balance as of December 31,	Ps.	98,415,751	Ps.	116,614,520

Presented in the consolidated statements of financial position as follows:
Deferred income tax assets	Ps.	128,717,811	Ps.	137,883,622
Deferred income tax liabilities		(30,302,060)		(21,269,102)

	Ps.	98,415,751	Ps.	116,614,520

The deferred tax assets are in tax jurisdictions in which the Company considers that based on financial projections of its cash flows, results of operations and synergies between subsidiaries, will generate sufficient taxable income in subsequent periods to utilize or realize such assets.
The Company does not recognize a deferred tax liability related to the undistributed earnings of its subsidiaries, because it currently does not expect these earnings to be taxable or to be repatriated in the near future. The Company’s policy has been to distribute the profits when it has paid the corresponding taxes in its home jurisdiction and the tax can be accredited in Mexico. The temporary differences associated with investments in the Group’s subsidiaries, associates and joint venture, for which a deferred tax liability has not been recognized in the periods presented, aggregate to Ps 187,830,823 and Ps. 167,222,681 as of December 31, 2022 and 2023, respectively.
At December 31, 2022 and 2023, the balance of the contributed capital account (“CUCA”) is Ps. 654,631,901 and Ps. 680,304,268 respectively. Effectively, on January 1, 2014, the
Cuenta de Utilidad Fiscal Neta
(“CUFIN”) is computed on an América Móvil’s stand-alone basis. The balance of the América Móvil’s stand-alone basis CUFIN amounted to Ps. 533,076,863 and Ps. 568,085,361 as of December 31, 2022 and 2023, respectively.
During 2021, America Móvil sold 100% of its participation in Tracfone Wireless, Inc (Tracfone), virtual operator of the most important mobile prepaid services in USA to Verizon Communications Inc. (“Verizon”), tax profit of this transaction was Ps. 93,968,555.
ii) Significant foreign income tax matters
a)
Results of operations
The foreign subsidiaries determine their taxes on profits based on their individual taxable income, in accordance with the specific tax regimes of each country.
The effective income tax rate for the Company’s foreign jurisdictions was 19.3% in 2021, 17.4% in 2022 and 13.9% in 2023. The statutory tax rates in these jurisdictions vary, although many approximate 10% to 35%. The primary difference between the statutory rates and the effective rates in 2021, 2022 and 2023 was attributable to

F-
60

dividends received from KPN, other non-deductible items, non-taxable income and tax recoveries in Brazil and registry of benefits related to tax losses credits in Brazil.
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
a.2)
In 2020, Claro S.A. began to use the tax benefit related to the ICMS Grant on TV based on Complementary Law 160/2017 and art. 30 of Law 12,973, as well as in recent interpretations on the subject, investment grants are not computed in determining actual profit in the amount of Ps. 1,721,453 (R$411,436). In 2021 the tax benefit was Ps.1,431,164 (R$380,373). In 2022 the tax benefit was Ps. Ps.1,163,081 (R$297,880) and 2023 Ps. 399,679 (R$114,539).
a.3)
With the change of government, Argentina initiates a process of tax revenues adjustment trying to achieve tax balance. In the medium term, a stage is expected where the entire tax system is restated to achieve a reduction in taxes that attracts investments and generates employment opportunities.
Among the measures adopted macroeconomically, are the following:

•
The Central Bank has made access to the free exchange market for goods and services imports more flexible, eliminating bureaucratic and administrative obstacles which obstructed access to foreign currency. This is the reason for the establishment of differentiated payment terms, according to the nature of the imported goods and services.

•
The implementation of a new tax amnesty is under analysis, which will include both business subjects and individuals, and a regularization for the payment of tax, customs, and social security debts accrued as of December 31, 2023, releasing interest and penalties.

iii)  Tax losses
a) At December 31, 2023, the available tax loss carryforwards recorded in deferred tax assets are as follows on a country by country basis:

Country	Gross balance of available tax loss carryforwards at December 31, 2023		Tax-effected loss carryforward benefit
Brazil	Ps.	74,392,065	Ps.	25,293,302
Mexico		25,515,213		7,654,564
Argentina		10,750,889		3,762,811
Others		864,821		259,446

Total	Ps.	111,522,988	Ps.	36,970,123

F-
61

b)
The tax loss carryforwards in the different countries in which the Company operates have the following terms and characteristics:
bi)
The Company has accumulated Ps. 74,392,065 in net operating loss carryforwards (NOL’s) in Brazil as of December 31, 2023. In Brazil, there is no expiration of the NOL’s. The NOL´s amount used against taxable income in each year may not exceed 30% of the taxable income for such year.
The Company believes that it is more likely than not that the accumulated balances of its net deferred tax assets are recoverable, based on the positive evidence of the Company to generate future taxable income related to the same taxation authority which will result in taxable amounts against which the available tax losses can be utilized before they expire.
bii)
The Company has accumulated Ps. 25,515,213 in tax losses in Mexico. The company estimates that there is positive evidence that allows it to use these losses, these losses should be reduced to the extent that it is considered likely that there will not be sufficient taxable profits to allow them to recover in full or in part, the losses will only be compensated when there is a right legally required and are approved by the tax authorities in Mexico.
biii)
The Company has accumulated Ps. 10,750,889 in NOL’s in Argentina as of December 31, 2023. In Argentina, the NOL´s have a 5-year expiration, but their annual use is limited to 100% of the taxable income for the year. The company estimates that there is positive evidence that permits it to utilize these losses, they should be reduced to the extent that it is probable that there will not be sufficient taxable income to allow them to be recovered in whole or in part.
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
v) Limiting interest deductions
The Mexican Tax Law establishes since 2020 new rules related to the limit on interest deductions, in concordance with the action 4 of BEPS project issued by the OECD, from which Mexico is member.
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

F-6
2

Note 14.  Debt
a)
The Company’s short- and long-term debt consists of the following:

As of December 31, 2022				(Thousands of Mexican pesos)
Currency	Loan	Interest rate	Maturity	Total
Senior Notes
U.S. dollars
	Fixed-rate Senior notes (i)	3.625%	2029	Ps.	19,414,300
	Fixed-rate Senior notes (i)	2.875%	2030		19,414,300
	Fixed-rate Senior notes (i)	4.700%	2032		14,560,725
	Fixed-rate Senior notes (i)	6.375%	2035		19,051,835
	Fixed-rate Senior notes (i)	6.125%	2037		7,168,245
	Fixed-rate Senior notes (i)	6.125%	2040		38,741,430
	Fixed-rate Senior notes (i)	4.375%	2042		22,326,445
	Fixed-rate Senior notes (i)	4.375%	2049		24,267,875

	Subtotal U.S. dollars			Ps.	164,945,155

Mexican pesos
	Domestic Senior notes (i)	TIIE + 0.050%	2024	Ps.	1,920,231
	Fixed-rate Senior notes (i)	7.125%	2024		11,000,000
	Domestic Senior notes (i)	0.000%	2025		5,683,928
	Domestic Senior notes (i)	TIIE + 0.300%	2025		335,731
	Domestic Senior notes (i)	9.520%	2032		14,679,166
	Fixed-rate Senior notes (i)	8.460%	2036		7,871,700
	Domestic Senior notes (i)	8.360%	2037		4,964,352
	Domestic Senior notes (i)	4.840%	2037		7,099,289

	Subtotal Mexican pesos			Ps.	53,554,397

Euros
	Commercial Paper (ii)	2.010% - 2.270%	2023	Ps.	2,597,875
	Fixed-rate Senior notes (i)	3.500%	2023		6,234,902
	Fixed-rate Senior notes (i)	3.259%	2023		15,587,256
	Exchangeable Bond (i)	0.000%	2024		43,581,968
	Fixed-rate Senior notes (i)	1.500%	2024		17,665,557
	Fixed-rate Senior notes (i)	1.500%	2026		15,587,256
	Fixed-rate Senior notes (i)	0.750%	2027		15,708,525
	Fixed-rate Senior notes (i)	2.125%	2028		12,395,194

	Subtotal euros			Ps.	129,358,533

Pound Sterling
	Fixed-rate Senior notes (i)	5.000%	2026	Ps.	11,729,149
	Fixed-rate Senior notes (i)	5.750%	2030		15,247,894
	Fixed-rate Senior notes (i)	4.948%	2033		7,037,490
	Fixed-rate Senior notes (i)	4.375%	2041		17,593,724

	Subtotal Pound Sterling			Ps.	51,608,257

Brazilian reais
	Debentures (i)	CDI + 1.350%	2023	Ps.	9,302,135
	Promissory Notes (i)	CDI + 1.000%	2023		2,976,683
	Debentures (i)	CDI + 1.400%	2024		15,813,630
	Debentures (i)	CDI + 1.370%	2025		5,581,281

	Subtotal Brazilian reais			Ps.	33,673,729

Other currencies
Japanese yen
	Fixed-rate Senior notes (i)	2.950%	2039	Ps.	1,924,847

	Subtotal Japanese yen			Ps.	1,924,847

Chilean pesos
	Fixed-rate Senior notes (i)	4.000%	2035	Ps.	3,964,099

	Subtotal Chilean pesos			Ps.	3,964,099

	Subtotal other currencies			Ps.	5,888,946

F-6
3

As of December 31, 2022				(Thousands of Mexican pesos)
Currency	Loan	Interest rate	Maturity	Total
Lines of Credit and others
U.S. dollars
	Lines of credit (iii)	5.050%	2023	Ps.	491,750
Euros
	Lines of credit (iii)	2.083% - 2.650%	2023 - 2024		17,052,458
Mexican pesos
	Lines of credit (iii)	TIIE + 0.280% - TIIE + 0.580%	2023		43,580,000
Peruvian Soles
	Lines of credit (iii)	6.00%	2023		4,142,056
Colombian pesos
	Lines of credit (iii)	IBR + 2.25%	2023		165,479
Brazilian reais
	Lines of credit (iii)	13.32%	2023		6,105,177
Others
	Lines of credit (iii)	11.00%	2023		23,543

	Subtotal Lines of Credit and others			Ps.	71,560,463

	Total debt				Ps.510,589,480

	Less: Short-term debt and current portion of long-term debt				Ps.102,024,414

	Long-term debt				Ps.408,565,066

As of December 31, 2023				(Thousands of Mexican pesos)
Currency	Loan	Interest rate	Maturity	Total
Senior Notes
U.S. dollars
	Fixed-rate Senior notes (i)	3.625%	2029	Ps.	16,893,500
	Fixed-rate Senior notes (i)	2.875%	2030		16,893,500
	Fixed-rate Senior notes (i)	4.700%	2032		12,670,125
	Fixed-rate Senior notes (i)	6.375%	2035		16,578,098
	Fixed-rate Senior notes (i)	6.125%	2037		6,237,503
	Fixed-rate Senior notes (i)	6.125%	2040		33,711,148
	Fixed-rate Senior notes (i)	4.375%	2042		19,427,525
	Fixed-rate Senior notes (i)	4.375%	2049		21,116,875

	Subtotal U.S. dollars			Ps.	143,528,274

Mexican pesos
	Commercial Paper (ii)	11.439%	2024	Ps.	200,000
	Domestic Senior notes (i)	TIIE + 0.020%	2024		1,356,693
	Domestic Senior notes (i)	TIIE + 0.050%	2024		1,920,231
	Fixed-rate Senior notes (i)	7.125%	2024		11,000,000
	Domestic Senior notes (i)	0.000%	2025		5,930,385
	Domestic Senior notes (i)	TIIE + 0.050%	2025		3,000,000
	Domestic Senior notes (i)	TIIE + 0.300%	2025		409,419
	Domestic Senior notes (i)	9.350%	2028		11,016,086
	Fixed-rate Senior notes (i)	9.500%	2031		17,000,000
	Domestic Senior notes (i)	9.520%	2032		14,679,166
	Fixed-rate Senior notes (i)	8.460%	2036		7,871,700
	Domestic Senior notes (i)	8.360%	2037		4,964,352
	Domestic Senior notes (i)	4.840%	2037		10,578,733

	Subtotal Mexican pesos			Ps.	89,926,765

Euros
	Commercial Paper (ii)	4.110% - 4.210%	2024	Ps.	9,510,854
	Exchangeable Bond (i)	0.000%	2024		37,662,984
	Fixed-rate Senior notes (i)	1.500%	2024		15,851,424
	Fixed-rate Senior notes (i)	1.500%	2026		13,986,551
	Fixed-rate Senior notes (i)	0.750%	2027		14,095,366
	Fixed-rate Senior notes (i)	2.125%	2028		11,122,292
	Fixed-rate Senior notes (i)	5.250%	2028		9,324,371

	Subtotal euros			Ps.	111,553,842

F-6
4

As of December 31, 2023				(Thousands of Mexican pesos)
Currency	Loan	Interest rate	Maturity	Total
Pound Sterling
	Fixed-rate Senior notes (i)	5.000%	2026	Ps.	10,753,557
	Fixed-rate Senior notes (i)	5.750%	2030		13,979,625
	Fixed-rate Senior notes (i)	4.948%	2033		6,452,134
	Fixed-rate Senior notes (i)	4.375%	2041		16,130,336

	Subtotal Pound Sterling			Ps.	47,315,652

Brazilian reais
	Debentures (i)	CDI + 1.400%	2024	Ps.	14,830,185
	Debentures (i)	CDI + 1.100%	2024		3,489,455
	Debentures (i)	CDI + 1.370%	2025		5,234,183
	Debentures (i)	CDI + 1.350%	2026		5,234,183

	Subtotal Brazilian reais			Ps.	28,788,006

Other currencies
Japanese yen
	Fixed-rate Senior notes (i)	2.950%	2039	Ps.	1,557,115

	Subtotal Japanese yen			Ps.	1,557,115

Chilean pesos
	Fixed-rate Senior notes (i)	4.000%	2035	Ps.	3,541,257

	Subtotal Chilean pesos			Ps.	3,541,257

	Subtotal other currencies			Ps.	5,098,372

Lines of Credit and others
Euros
	Lines of credit (iii)	Euribor 1 M + 1.3% & 4.320%	2024 - 2028	Ps.	10,443,291
Mexican pesos
	Lines of credit (iii)	TIIE + 0.300% - TIIE + 0.790%	2024		52,680,000
Peruvian Soles
	Lines of credit (iii)	7.830% - 8.010%	2024		11,342,850

	Subtotal Lines of Credit and others			Ps.	74,466,141

	Total debt			Ps.	500,677,052

	Less: Short-term debt and current portion of long-term debt			Ps.	160,963,603

	Long-term debt			Ps.	339,713,449

L = LIBOR (London Interbank Offered Rate)
TIIE = Mexican Interbank Rate
CDI = Brazil Interbank Deposit Rate
TAB = Chilean weighted average funding rate
IBR = Colombia Reference Bank Indicator
Interest rates on the Company’s debt are subject to fluctuations in international and local rates. The Company’s weighted average cost of borrowed funds as of December 31, 2022, and December 31, 2023 was approximately 5.38% and 5.94%, respectively.
Such rates do not include commissions or the reimbursements for Mexican tax withholdings (typically a tax rate of 4.9%) that the Company must pay to international lenders.

F-6
5

An analysis of the Company’s short-term debt maturities as of December 31, 2022, and December 31, 2023, is as follows:

	2022		2023
Obligations and Senior Notes	Ps.	36,698,853	Ps.	95,821,829
Lines of credit		65,325,561		65,141,774

Subtotal short term debt	Ps.	102,024,414	Ps.	160,963,603

Weighted average interest rate		8.50%		7.01%

The Company’s long-term debt maturities are as follows:

Years	Amount
2025	Ps.	14,573,986
2026		29,974,291
2027		14,095,366
2028		40,787,112
2029		16,893,500
2030 and thereafter		223,389,194

Total	Ps.	339,713,449

(i) Senior Notes
The outstanding Senior Notes as of December 31, 2022, and December 31, 2023, are as follows:

Currency*	2022		2023
U.S. dollars	Ps.	164,945,155	Ps.	143,528,274
Mexican pesos		53,554,397		89,926,765
Euros		129,358,533		111,553,842
Pound sterling		51,608,257		47,315,652
Brazilian reais		33,673,729		28,788,006
Japanese yens		1,924,847		1,557,115
Chilean pesos		3,964,099		3,541,257

*	Thousands of Mexican pesos
*	Includes secured and unsecured senior notes.
In July 2023, under a Mexican Global Note program, the Company issued Ps. 17,000 million, sustainable bond with a coupon of 9.50%—approximately one billion U.S. dollars equivalent—maturing in January 2031. Such program was launched due to America Movil’s plan to increase Mexican pesos denominated liabilities on its consolidated statement of financial position. Global Notes are registered before SEC in U.S.A. and CNBV in Mexico.
In addition, under the Company Domestic Senior Notes program, AMX issued Ps. 15,446 million notes divided in four tranches. This Notes bear a fixed or floating interest rate established as a percentage of TIIE. In addition, the Company re-opened an inflation linked Domestic Senior Note of Ps.3,150 million.
(ii) Commercial Paper
In August 2020, we established a new Euro-Commercial Paper program for a total amount of €2,000 million. As of December 31, 2023, debt under this program aggregated to Ps. 9,511 million.

F-6
6

In December 2023, we updated our Mexican Domestic Senior Notes program mentioned above to include short-term issuances, and increased the program amount up to Ps. 100,000 million. As of December 31, 2023, short-term debt under this program aggregated to Ps. 200 million.
(iii) Lines of credit
As of December 31, 2022, and December 31, 2023, debt under lines of credit aggregated to Ps. 71,560 million and Ps. 74,466 million, respectively. Telekom Austria closed December 31, 2023 with an aggregated debt of Ps. 10,443 under lines of credit.
The Company has two revolving syndicated credit facilities, one for the Euro equivalent of U.S. $1,500 million and the other for U.S. $2,500 million maturing in 2026 and 2024, respectively. As long as the facilities are committed, a commitment fee is paid. As of December 31, 2023, these credit facilities are undrawn. Telekom Austria has an undrawn revolving syndicated credit facility in Euros for €1,000 million that matures in 2026.
Restrictions
A portion of the debt is subject to certain restrictions with respect to maintaining certain financial ratios, as well as restrictions on selling a significant portion of groups of assets, among others. As of December 31, 2023, the Company was in compliance with all these requirements.
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
As of December 31, 2023, the Company was in compliance with all the covenants.
Note 15. Right-of-use assets and liability related to right-of-use of assets
The Company has lease contracts for various items of towers & sites, property and other equipment used in its operations. Towers and sites, and property generally have lease terms between 2 and 24 years, while other equipment generally has lease terms between 2 and 20 years.

F-6
7

At December 31, 2021, 2022 and 2023 the right-of-use assets and lease liabilities are as follows:

	Right-of-use assets								Liability related to right-of-use of assets
	Towers & Sites		Property		Other equipment		Total
As of January 1, 2021	Ps.	85,218,875	Ps.	12,205,435	Ps.	4,552,534	Ps.	101,976,844	Ps.	109,327,241
Additions and release (1)		3,145,941		482,456		1,052,022		4,680,419		3,060,042
Modifications		10,945,985		1,024,573		998,161		12,968,719		12,535,394
Depreciation (1)		(19,849,598)		(3,086,201)		(2,589,506)		(25,525,305)		—
Interest expense		—		—		—		—		7,129,251
Payments		—		—		—		—		(30,544,750)
Translation adjustment		(2,904,175)		(689,558)		(134,551)		(3,728,284)		(2,852,953)

Balance at December 31, 2021	Ps.	76,557,028	Ps.	9,936,705	Ps.	3,878,660	Ps.	90,372,393	Ps.	98,654,225

(1)	Discontinued operations

	Right-of-use assets								Liability related to right-of-use of assets
	Towers & Sites		Property		Other equipment		Total
As of January 1, 2022	Ps.	76,557,028	Ps.	9,936,705	Ps.	3,878,660	Ps.	90,372,393	Ps.	98,654,225
Additions and release (1)		42,958,221		574,801		5,463,706		48,996,728		44,134,101
Business combinations		4,247,042		318		5,413		4,252,773		9,129,255
Modifications		11,859,492		3,584,607		1,790,905		17,235,004		19,038,741
Depreciation		(22,858,868)		(3,369,095)		(2,756,898)		(28,984,861)		—
Interest expense		—		—		—		—		8,903,397
Payments		—		—		—		—		(33,823,287)
Disposals (2)		(696,904)		(88,303)		(36,694)		(821,901)		(1,044,480)
Transfers (3)		(165,779)		(126,763)		(112,301)		(404,843)		(438,571)
Translation adjustment		(5,680,583)		(1,289,832)		(1,800,782)		(8,771,197)		(10,404,570)

Balance at December 31, 2022	Ps.	106,219,649	Ps.	9,222,438	Ps.	6,432,009	Ps.	121,874,096	Ps.	134,148,811

(1)	The increase as compared to the previous year, was due to rights of use and their corresponding liability with Sitios Latam, resulting from the spin-off occurred in August 2022.
(2)	Disposals includes the Panama disposal. See Note 2Ac.
(3)	Transfers includes the ClaroVTR joint venture. See Note 12b.

	Right-of-use assets				Liability related to right-of-use of assets
	Towers & Sites	Property	Other equipment	Total
As of January 1, 2023	Ps.106,219,649	Ps.9,222,438	Ps.6,432,009	Ps.121,874,096	Ps.134,148,811
Additions and release	14,744,304	464,791	146,515	15,355,610	12,244,019
Modifications	25,773,865	1,430,795	(3,397,274)	23,807,386	39,109,007
Depreciation	(26,763,563)	(3,122,468)	(1,953,019)	(31,839,050)	—
Interest expense	—	—	—	—	10,648,584
Payments	—	—	—	—	(39,498,197)
Translation adjustment	(13,391,742)	(1,358,124)	(879,856)	(15,629,722)	(31,483,068)

Balance at December 31, 2023	Ps.106,582,513	Ps.6,637,432	Ps.348,375	Ps.113,568,320	Ps.125,169,156

F-6
8

At December 31, 2022 and 2023, the total of the right-of-use assets include an amount of Ps. 64,582,841 and Ps. 59,820,924 corresponding to related parties, respectively and the total of lease liabilities include an amount of Ps. 65,686,036 and Ps. 61,881,679 corresponding to related parties, respectively. As of December 31, 2022 and 2023, net non-cash acquisitions of leases amounted to Ps. 4,862,627 and Ps. 3,111,591.
The lease debt of the Company is integrated according to its maturities as follows:

	2022	2023
Short term	Ps.32,902,237	Ps.	24,375,010
Long term	101,246,574		100,794,146

Total	Ps.134,148,811	Ps.	125,169,156

The Company’s right of use liability maturities as of December 31, 2023 are as follows:

Year ended December 31,
2025	Ps.	7,511,403
2026		12,110,866
2027		20,149,439
2028		14,118,209
2029		14,496,822
2030 and thereafter		32,407,407

Total	Ps.	100,794,146

During the years ended December 31, 2021, 2022 and 2023, the Company recognized expenses as follows:

	2021
	Others		Related parties		Total
Depreciation expense of right-of-use assets (1)	Ps.	19,932,317	Ps.	5,592,988	Ps.	25,525,305
Interest expense on lease liabilities (1)		6,212,774		916,477		7,129,251
Expense relating to short-term leases		29,833		—		29,833
Expense relating to leases of low-value assets		685		—		685
Variable lease payments		68,236		—		68,236

Total	Ps.	26,243,845	Ps.	6,509,465	Ps.	32,753,310

(1)	Discontinued operations

	2022
	Others		Related parties		Total
Depreciation expense of right-of-use assets	Ps.	18,095,871	Ps.	10,888,990	Ps.	28,984,861
Interest expense on lease liabilities		6,395,988		2,507,409		8,903,397
Expense relating to short-term leases		24,234		—		24,234
Expense relating to leases of low-value assets		886		—		886
Variable lease payments		65,520		—		65,520

Total	Ps.	24,582,499	Ps.	13,396,399	Ps.	37,978,898

9

	2023
	Others		Related parties		Total
Depreciation expense of right-of-use assets	Ps.	15,530,686	Ps.	16,308,364	Ps.	31,839,050
Interest expense on lease liabilities		5,316,141		5,332,443		10,648,584
Expense relating to short-term leases		23,295		—		23,295
Expense relating to leases of low-value assets		1,749		—		1,749
Variable lease payments		67,927		—		67,927

Total	Ps.	20,939,798	Ps.	21,640,807	Ps.	42,580,605

Note 16. Accounts payable, accrued liabilities and asset retirement obligations
a)
The components of the accounts payable are as follows:

	At December 31,
	2022		2023
Suppliers	Ps.	69,238,025	Ps.	63,235,934
Sundry creditors		95,270,108		88,637,103
Interest payable		6,671,247		6,616,584
Guarantee deposits from customers		833,424		1,455,109
Dividends payable		2,459,965		2,152,686

Total	Ps.	174,472,769	Ps.	162,097,416

b)
The balance of accrued liabilities at December 31, 2022 and 2023 are as follows:

	At December 31,
	2022		2023
Current liabilities
Direct employee benefits payable	Ps.	20,964,474	Ps.	20,858,965
Provisions		35,850,857		34,355,359

Total	Ps.	56,815,331	Ps.	55,214,324

The movements in contingencies for the years ended December 31, 2022 and 2023 are as follows:

	Balance at December 31, 2021		Effect of translation		Increase of the year		Applications		Balance at December 31, 2022
							Payments	Reversals
Contingencies	Ps.	34,338,518	Ps.	1,430,535	Ps.	5,236,368	Ps.(3,864,013)	Ps.(1,290,551)	Ps.	35,850,857

	Balance at December 31, 2022		Effect of translation		Increase of the year		Applications		Balance at December 31, 2023
							Payments	Reversals
Contingencies	Ps.	35,850,857	Ps.	(1,738,359)	Ps.	7,361,456	Ps.(5,642,088)	Ps.(1,476,507)	Ps.	34,355,359

Provisions and contingencies include tax, labor, regulatory and other legal type contingencies. See Note 17 b) for detail of contingencies.

F-
70

c)
The movements in the asset retirement obligations for the years ended December 31, 2022 and 2023 are as follows:

	Balance at December 31, 2021		Business combination		Spin-off effect (2)	Effect of translation	Increase of the year	Applications		Balance at December 31, 2022
								Payments	Reversals (1)
Asset retirement obligations	Ps.	16,752,223	Ps.	156,578	Ps.(4,257,531)	Ps.(1,138,217)	Ps.350,802	Ps.(201,523)	Ps.(862,335)	Ps.10,799,997

(1)	Reversals includes the sale of Claro Panama and Claro Chile disposal. See Note 12b.
(2)	See Note 12d.

	Balance at December 31, 2022		Effect of translation		Increase of the year		Applications				Balance at December 31, 2023
							Payments		Reversals
Asset retirement obligations	Ps.	10,799,997	Ps.	(1,722,035)	Ps.	1,425,391	Ps.	(175,163)	Ps.	(210,262)	Ps.	10,117,928

The discount rates used for the asset retirement obligation are based on market rates that are expected to be undertaken by the dismantling or restoration of cell sites and may include labor costs.
Note 17. Commitments and Contingencies
a) Commitments
The Company and its subsidiaries have commitments that mature on different dates, related to committed capital expenditures.
As of December 31, 2023, the total amounts equivalent to the contract period are detailed below:

Year ended December 31,
2024	Ps.1,144,381
2025	10,139,691
2026	4,174,446
2027	5,379,609
2028 and 2029	16,306,828
2030 and thereafter	27,706,549

Total	Ps.64,851,504

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
(1) Telcel Mobile Termination Rates
The mobile termination rates between Telcel and other network operators have been the subject of various legal proceedings. With respect to interconnection fees for the years 2018—2024, Telcel has challenged the applicable resolutions and final resolutions are pending.

F-
71

Given that the “zero rate” that prevented Telcel from charging termination rates in its mobile network was held unconstitutional by the Supreme Court (Suprema Corte de Justicia de la Nación or “SCJN”), the IFT has determined asymmetric interconnection rates for the termination of traffic in Telcel’s and other operators’ networks for 2018, 2019, 2020, 2021, 2022, 2023 and 2024. The resolutions setting such rates have been challenged by Telcel, and final resolutions are pending.
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
(3) IFT Proceedings Against Telmex
In 2018, the IFT imposed a fine of Ps. 2,543,937 on Telmex relating to a sanction procedure triggered by the alleged breach in 2013 and 2014 of certain minimum quality goals for dedicated link services. Telmex obtained a favorable resolution in the first instance and the appeal filed by the IFT is pending resolution.
(4) Brazilian Tax Matters
As of December 31, 2023, certain Company’s Brazilian subsidiaries had aggregate tax contingencies of Ps.123,637,128 (R$35,431,641) for which the Company has established provisions of Ps. 20,725,637 (R$ 5,939,505) in the accompanying consolidated financial statements for eventual losses arising from contingencies that the Company considers probable. The most significant matters for which provisions have been established are:

•
Ps. 39,637,229 (R$11,359,145) aggregate contingencies and Ps. 5,314,821 (R$1,523,109) provisions related to value-added tax (Imposto sobre a Circulação de Mercadorias e Prestação de Serviços or “ICMS”) assessments;

•
Ps. 5,962,223 (R$1,708,640) aggregate contingencies and Ps. 3,502,153 (R$1,003,639) provisions related to social contribution on net income (Contribuição Social sobre o Lucro Líquido or “CSLL”) and corporate income tax (Imposto de Renda sobre Pessoa Jurídica or “IRPJ”) assessments;

•
Ps. 17,376,221 (R$4,979,637) aggregate contingencies and Ps. 5,749,593 (R$1,647,705) provisions related to the social integration program (Programa de Integração Social or “PIS”) and the contribution for social security financing (Contribuição para o Financiamento da Seguridade Social or “COFINS”) assessments;

•
Ps. 5,965,336 (R$1,709,532) aggregate contingencies and Ps.135,398 (R$38,802) provisions related to offset’s rejections of tax credits related to Income Tax (Imposto de Renda Pessoa Jurídica o “IRPJ”) and Social Contributions over Profits (Contribuição Social sobre o Lucro Líquido o “CSLL”), arising from non-appealable judicial resolutions, mainly;

•
Ps. 13,754,400 (R$3,941,704) aggregate contingencies and Ps.1,443,933 (R$413,799) provisions mainly related to an allegedly improper exclusion of interconnection revenues and costs from the basis used to calculate Fund for Universal Telecommunication Services (Fundo de Universalização dos Serviços de Telecomunicações or “FUST”) obligations, which are being contested;

F-7
2

•
Ps. 6,230,607 (R$1,785,553) aggregate contingencies and Ps. 450 (R$129) provisions related to an alleged underpayment of obligations to the Telecommunications Technology Development Fund (Fundo para o Desenvolvimento Tecnológico das Telecomunicações or “FUNTTEL”), which are being challenged and for which a final resolution is pending;

•
Ps. 2,139,175 (R$613,040) aggregate contingencies and Ps. 45,304 (R$12,983) provisions related to the alleged nonpayment of Services Tax (Imposto Sobre Serviços or “ISS”) over several communication services, including Pay TV services, considered taxable for ISS by the Municipal Revenue Services, which are being challenged and for which a final resolution is pending;

•
Ps. 4,757,143 (R$1,363,291) aggregate contingencies and Ps. 134,229 (R$38,467) provisions arising from, among other, things the alleged underpayment of IRRF and CIDE taxes and on remittances made to foreign operators as remuneration for completing international calls abroad (outgoing traffic); and

•	Ps. 4,431,497 (R$1,269,968) aggregate contingencies and Ps. 4,106,726 (R$1,176,896) provisions related to the requirement to contribute to the Promotion of Public Radio Broadcasting (“EBC”).
In addition, the Company’s Brazilian subsidiaries are subject to a number of contingencies for which it has not established provisions in the accompanying consolidated financial statements because the Company does not consider the potential losses related to these contingencies to be probable. These include Ps. 21,754,988 (R$6,234,494) related to an unpaid installation inspection rate (Taxa de Fiscalização de Instalação or “TFI”) allegedly due to the renovation of radio base stations, which is being challenged on the basis that there was no new equipment installation that could have led to this charge, along with any unpaid functioning inspection rate (Taxa de Fiscalização de Funcionamento or “TFF”).
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
The amount of the alleged shortfall as well as the method used to calculate monetary corrections are in dispute. If other methods or assumptions are applied, the amount may increase. In 2022, Anatel calculated the monetary correction in a total amount of Ps. 14,579,000 (R$4,178,000). As of December 31, 2023, the Company has established a provision of Ps. 5,203,092 (R$1,491,090) in the accompanying consolidated financial statements for the losses arising from these contingencies, which the Company considers probable.

F-7
3

Note 18. Employee Benefits
An analysis of the net liability and net period cost for employee benefits is as follows:

	At December 31,
	2022		2023
Mexico	Ps.	112,031,055	Ps.	119,265,063
Puerto Rico		8,859,265		7,227,422
Brazil		6,303,584		7,401,235
Europe		9,971,256		8,919,884
Ecuador		519,239		479,762
El Salvador		135,299		113,508
Nicaragua		62,327		53,974
Honduras		41,292		55,295

Total	Ps.	137,923,317	Ps.	143,516,143

	For the year ended December 31,
	2021		2022		2023
Mexico	Ps.	15,507,652	Ps.	13,673,155	Ps.	14,601,940
Puerto Rico		548,550		538,681		170,389
Brazil		724,587		587,552		369,624
Europe		1,753,872		1,176,028		1,750,101
Ecuador		111,353		(29,743)		40,498
El Salvador		19,081		14,384		15,190
Nicaragua		18,561		11,502		10,937
Honduras		4,718		7,593		13,257

Total	Ps.	18,688,374	Ps.	15,979,152	Ps.	16,971,936

a) Defined Benefit Plans
The defined benefit obligation (DBO) and plan assets for the pension and other benefit obligation plans, by country, are as follows:

	At December 31
	2022							2023
	DBO		Plan Assets	Effect of asset ceiling		Net employee benefit liability		DBO		Plan Assets	Effect of asset ceiling		Net employee benefit liability
Mexico	Ps.	285,775,547	Ps.(174,814,669)	Ps.	—	Ps.	110,960,878	Ps.	293,551,400	Ps.(175,265,188)	Ps.	—	Ps.	118,286,212
Puerto Rico		26,747,454	(17,888,189)		—		8,859,265		22,244,771	(15,017,349)		—		7,227,422
Brazil		14,599,954	(15,823,761)		6,064,069		4,840,262		15,045,247	(13,810,050)		4,055,040		5,290,237
Europe		3,464,777	—		—		3,464,777		3,384,633	—		—		3,384,633

Total	Ps.	330,587,732	Ps.(208,526,619)	Ps.	6,064,069	Ps.	128,125,182	Ps.	334,226,051	Ps.(204,092,587)	Ps.	4,055,040	Ps.	134,188,504

F-7
4

Below is a summary of the actuarial results generated for the pension and retirement plans as well as the medical services in Puerto Rico and Brazil; the pension plans and seniority premiums related to Telmex; the pension plan, the service awards plan and severance in Austria corresponding to the years ended December 31, 2021, 2022 and 2023:

	At December 31, 2021
	DBO		Plan Assets		Effect of asset ceiling		Net employee benefit liability
Balance at the beginning of the year	Ps.	343,003,240	Ps.	(191,549,583)	Ps.	3,393,640	Ps.	154,847,297
Current service cost		2,090,896						2,090,896
Interest cost on projected benefit obligation		28,913,257						28,913,257
Expected return on plan assets				(15,112,669)				(15,112,669)
Changes in the asset ceiling during the period and others						215,544		215,544
Past service costs and other				139,910				139,910
Actuarial gain for changes in experience		(23,024)						(23,024)
Actuarial gain from changes in demographic assumptions		(48)						(48)
Actuarial gain from changes in financial assumptions		(6,907)						(6,907)

Net period cost	Ps.	30,974,174	Ps.	(14,972,759)	Ps.	215,544	Ps.	16,216,959
Actuarial loss for changes in experience		10,728,950						10,728,950
Actuarial gain from changes in demographic assumptions		(104,568)						(104,568)
Actuarial gain from changes in financial assumptions		(4,099,321)						(4,099,321)
Changes in the asset ceiling during the period and others						969,433		969,433
Return on plan assets greater than discount rate (shortfall)		(22,198,615)						(22,198,615)

Recognized in other comprehensive income	Ps.	6,525,061	Ps.	(22,198,615)	Ps.	969,433	Ps.	(14,704,121)
Contributions made by plan participants		99,201		(99,201)				—
Contributions to the pension plan made by the Company				311,108				311,108
Benefits paid		(10,574,420)		10,348,544				(225,876)
Payments to employees		(25,042,314)						(25,042,314)
Effect of translation		330,770		(166,676)		(156,158)		7,936

Others	Ps.	(35,186,763)	Ps.	10,393,775	Ps.	(156,158)	Ps.	(24,949,146)
Balance at the end of the year		345,315,712		(218,327,182)		4,422,459		131,410,989
Less short-term portion		(236,304)						(236,304)

Non-current obligation	Ps.	345,079,408	Ps.	(218,327,182)	Ps.	4,422,459	Ps.	131,174,685

F-7
5

	At December 31, 2022
	DBO		Plan Assets		Effect of asset ceiling		Net employee benefit liability
Balance at the beginning of the year	Ps.	345,315,712	Ps.	(218,327,182)	Ps.	4,422,459	Ps.	131,410,989
Current service cost		1,534,180		—		—		1,534,180
Interest cost on projected benefit obligation		30,565,134		—		—		30,565,134
Expected return on plan assets		—		(18,819,322)		—		(18,819,322)
Changes in the asset ceiling during the period and others		—		—		398,399		398,399
Past service costs and other		—		142,911		—		142,911
Actuarial gain for changes in experience		(43,603)		—		—		(43,603)
Actuarial gain from changes in demographic assumptions		(64)		—		—		(64)
Actuarial gain from changes in financial assumptions		(88,990)		—		—		(88,990)

Net period cost	Ps.	31,966,657	Ps.	(18,676,411)	Ps.	398,399	Ps.	13,688,645
Actuarial loss for changes in experience		2,747,706		—		—		2,747,706
Actuarial loss from changes in demographic assumptions		55,037		—		—		55,037
Actuarial gain from changes in financial assumptions		(9,838,708)		—		—		(9,838,708)
Changes in the asset ceiling during the period and others		—		—		1,283,501		1,283,501
Return on plan assets greater than discount rate (shortfall)		—		13,719,181		—		13,719,181

Recognized in other comprehensive income	Ps.	(7,035,965)	Ps.	13,719,181	Ps.	1,283,501	Ps.	7,966,717
Contributions made by plan participants		78,642		(78,642)		—		—
Contributions to the pension plan made by the Company		—		516,280		—		516,280
Benefits paid		(13,502,781)		13,221,202		—		(281,579)
Payments to employees		(23,753,735)		—		—		(23,753,735)
Plan changes		12,461		—		—		12,461
Effect of translation		(2,218,050)		1,098,953		(40,290)		(1,159,387)

Others	Ps.	(39,383,463)	Ps.	14,757,793	Ps.	(40,290)	Ps.	(24,665,960)
Balance at the end of the year		330,862,941		(208,526,619)		6,064,069		128,400,391
Less short-term portion		(275,209)		—				(275,209)

Non-current obligation	Ps.	330,587,732	Ps.	(208,526,619)	Ps.	6,064,069	Ps.	128,125,182

F-7
6

	At December 31, 2023
	DBO		Plan Assets		Effect of asset ceiling		Net employee benefit liability
Balance at the beginning of the year	Ps.	330,862,941	Ps.	(208,526,619)	Ps.	6,064,069	Ps.	128,400,391
Current service cost		2,044,102		—		—		2,044,102
Interest cost on projected benefit obligation		33,203,706		—		—		33,203,706
Expected return on plan assets		—		(20,251,931)		—		(20,251,931)
Changes in the asset ceiling during the period and others		—		—		585,667		585,667
Past service costs and other		(322,700)		145,646		—		(177,054)
Actuarial gain for changes in experience		(20,645)		—		—		(20,645)
Actuarial loss from changes in demographic assumptions		134		—		—		134
Actuarial loss from changes in financial assumptions		30,958		—		—		30,958

Net period cost	Ps.	34,935,555	Ps.	(20,106,285)	Ps.	585,667	Ps.	15,414,937
Actuarial loss for changes in experience		10,632,144		—		—		10,632,144
Actuarial gain from changes in demographic assumptions		(430,315)		—		—		(430,315)
Actuarial loss from changes in financial assumptions		1,900,436		—		—		1,900,436
Changes in the asset ceiling during the period and others		—		—		(2,247,990)		(2,247,990)
Return on plan assets greater than discount rate (shortfall)		—		(6,210,593)		—		(6,210,593)

Recognized in other comprehensive income	Ps.	12,102,265	Ps.	(6,210,593)	Ps.	(2,247,990)	Ps.	3,643,682
Contributions made by plan participants		45,404		(45,404)		—		—
Contributions to the pension plan made by the Company		—		(10,853)		—		(10,853)
Benefits paid		(27,844,968)		27,547,809		—		(297,159)
Payments to employees		(10,868,600)		—		—		(10,868,600)
Plan changes		(29,383)		—				(29,383)
Effect of translation		(4,745,061)		3,259,358		(346,706)		(1,832,409)

Others	Ps.	(43,442,608)	Ps.	30,750,910	Ps.	(346,706)	Ps.	(13,038,404)
Balance at the end of the year		334,458,153		(204,092,587)		4,055,040		134,420,606
Less short-term portion		(232,102)		—		—		(232,102)

Non-current obligation	Ps.	334,226,051	Ps.	(204,092,587)	Ps.	4,055,040	Ps.	134,188,504

In the case of other subsidiaries in Mexico, the net period cost of other employee benefits for the years ended December 31, 2021, 2022 and 2023 was Ps. 267,728, Ps. 126,735 and Ps.120,843, respectively. The balance of other employee benefits at December 31, 2022 and 2023 was Ps. 1,070,177 and Ps. 978,851 respectively.
In the case of Brazil, the net period cost of other benefits for the years ended December 31, 2021, 2022 and 2023 was Ps. 225,984, Ps. 166,503 and Ps. 82,870, respectively. The balance of employee benefits at December 31, 2022 and 2023 was Ps. 1,428,547 and Ps. 1,790,094, respectively.
In the case of Ecuador, the net period cost of other benefits for the years ended December 31, 2021, 2022 and 2023 was Ps. 111,353, Ps. (29,743) and Ps. 40,498, respectively. The balance of employee benefits at December 31, 2022 and 2023 was Ps. 519,239 and Ps. 479,762, respectively.

F-7
7

In the case of Central America, the net period cost of other benefits for the years ended December 31, 2022 and 2023 was Ps. 33,479 and Ps. 39,384, respectively. The balance of employee benefits at December 31, 2022 and 2023 was Ps. 238,918 and Ps. 222,777, respectively.
Plan assets are invested in:
At December 31

	2022			2023
	Puerto Rico	Brazil	Mexico	Puerto Rico	Brazil	Mexico
Equity instruments	40%	—	74%	42%	—	76%
Debt instruments	24%	92%	26%	23%	91%	24%
Others	36%	8%	—	35%	9%	—

	100%	100%	100%	100%	100%	100%

Included in the Telmex’s net pension plan liability are plan assets of Ps. 174,814,669 and Ps. 175,265,188 as of December 31, 2022 and 2023, respectively, of which 44.2% and 49.3% during 2022 and 2023, respectively, were invested in equity and debt instruments of both América Movil and also of related parties, primarily entities that are under common control of the Company’s principal shareholder. The Telmex pension plan recorded a re-measurement of its defined pension plan of Ps. 11,590,623 and Ps. 3,396,589 during 2022 and 2023, respectively, attributable to a change in actuarial assumptions, and also an increase and a decrease in the fair value of plan investments from December 31, 2022 to December 31, 2023. The increase and decrease in fair value of the aforementioned related party pension plan investments approximated Ps. 9,806,143 and Ps. (6,965,748) during the years ended December 31, 2022 and 2023, respectively.
The assumptions used in determining the net period cost were as follows:

	2021				2022				2023
	Puerto Rico	Brazil	Mexico	Europe	Puerto Rico	Brazil	Mexico	Europe	Puerto Rico	Brazil	Mexico	Europe
Discount rate and long- term rate return				0.25%,
		8.51% &		0.75% &		10.11% &				9.050% &
	2.75%	8.67%	10.4%	1.00%	5.42%	10.05%	11.5%	3.75%	5.13%	9.20%	11.65%	3.25%

Rate of future salary increases				3.00%,				4.5%,				6.0%
				3.40% &				5.3% &				&
	2.75%	3.25%	2.80%	4.00%	2.75%	3.50%	2.8%	3.4%, 4.6%	2.00%	3.50%	2.8%	3.6%5.4%

Percentage of increase in health care costs for the coming year	2.72%	9.44%			5.44%	9.71%			5.13%	9.71%

Year to which this level will be maintained	N/A	2030		NA		2031			NA	2032

Rate of increase of pensions				1.60%				1.90%				2.50%

Employee turnover rate*				0.00% 1.12%				0.00% 1.03%				0.00%- 0.91%

*	Depending on years of service

F-7
8

Biometric

Puerto Rico:
Mortality:	RPI 2012, MSS 2022 Tables.

Brazil:

Mortality:	2000 Basic AT Table for gender
Disability for assets:	UP 84 modified table for gender
Disability retirement:	80 CSO Code Table
Rotation:	Probability of leaving the Company other than death, Disability and retirement is zero
Europe
Life expectancy in Austria is base on “AVÖ 2018-P – Rechnungsgrundlagen für die Pensionsversicherung – Pagler & Pagler”.

Telmex
Mortality:	Mexican 2000 (CNSF) adjusted
Disability:	Mexican Social Security adjusted by Telmex experience
Turnover:	Telmex experience
Retirement:	Telmex experience
For the year ended December 31, 2023, the Company conducted a sensitivity analysis on the most significant variables that affect the DBO liability, simulating independently, reasonable changes to roughly 100 basis points in each of these variables. The increase (decrease) in the DBO pension and other benefits liability at December 31, 2023 are as follows:

	-100 points		+100 points
Discount rate	Ps.	24,649,189	Ps.	(21,708,327)
Health care cost trend rat	Ps.	(432,588)	Ps.	495,862
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

9

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
Severance
Defined contribution plans
Employees who started work for A1 Telekom Austria Group in Austria on or after January 1, 2003 are covered by a defined contribution plan. In 2023, A1 Telekom Austria Group paid Ps. 74,994 (2022: Ps. 66,700), 1.53% of the salary or wage, into this defined contribution plan (BAWAG Allianz Mitarbeitervorsorgekasse AG).
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
At December 31, 2022 and 2023, the balance of the DCP liability was Ps. 34,775 and Ps. 320,904 respectively. For the years ended December 31, 2021, 2022 and 2023 the cost of labor were Ps. 61,649, Ps. 5,021 and Ps. 3,846, respectively.
Europe
In Austria, pension benefits are generally provided by the social security system for employees, and by the government for civil servants. The contributions of 12.55% of gross salaries that A1 Telekom Austria Group made in 2023 to the social security system and the government in Austria amount to Ps. 1,105,037, (2022: Ps. 1,272,331). In 2023, contributions of the foreign subsidiaries into the respective systems range between 7% and 28% of gross salaries and amount to Ps. 560,777, (2022: Ps. 597,710).
Additionally, A1 Telekom Austria Group offers a defined contribution plan for employees of some of its Austrian subsidiaries. A1 Telekom Austria Group’s contributions to this plan are based on a percentage of the compensation not exceeding 5%. In 2023, the annual expenses for this plan amounted to Ps. 199,345, (2022: Ps. 252,980).

F-
80

As of December 31, 2022 and 2023, the liability related to this defined contribution plan amounted to Ps. 55,937 and Ps. 56,692, respectively.
Other countries
For the rest of the countries where the Company operates and that do not have defined benefit plans or defined contribution plans, the Company makes contributions to the respective governmental social security agencies which are recognized in results of operations as they are incurred.
c) Long-term direct employee benefits

	Balance at December 31, 2021	Effect of translation	Increase of the year	Payments	Balance at December 31, 2022
Long-term direct employee benefits	Ps.7,925,846	Ps.(879,484)	Ps.1,376,566	Ps.(2,019,176)	Ps.6,403,752

	Balance at December 31, 2022	Effect of translation	Increase of the year	Payments	Balance at December 31, 2023
Long-term direct employee benefits	Ps.6,403,752	Ps.(647,033)	Ps.1,608,275	Ps.(1,975,199)	Ps.5,389,795

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
81

Note 19. Financial Assets and Liabilities
Set out below is the categorization of the financial instruments, excluding cash and cash equivalents, held by the Company as of December 31, 2022 and 2023:

	December 31, 2022
	Loans and Receivables		Fair value through profit or loss		Fair value through OCI
Financial Assets:
Equity investments at fair value through OCI and other short-term investments (Note 4)	Ps.	—	Ps.	—	Ps.	88,428,111
Accounts receivable from subscribers, distributors, contractual assets and other (Note 5)		161,201,512		—		—
Related parties (Note 6)		2,287,213		—		—
Derivative financial instruments (Note 7)		—		2,602,680		—

Total current assets		163,488,725		2,602,680		88,428,111

Non-current assets
Debt instruments at fair value through OCI		—		—		6,981,149

Total	Ps.	163,488,725	Ps.	2,602,680	Ps.	95,409,260

Financial Liabilities:
Debt (Note 14)	Ps.	510,589,480	Ps.	—	Ps.	—
Liability related to right-of-use of assets (Note 15)		134,148,811		—		—
Accounts payable (Note 16)		174,472,769		—		—
Related parties (Note 6)		7,224,218		—		—
Derivative financial instruments (Note 7)		—		25,331,346		—

Total	Ps.	826,435,278	Ps.	25,331,346	Ps.	—

	December 31, 2023
	Loans and Receivables		Fair value through profit or loss		Fair value through OCI
Financial Assets:
Equity investments at fair value through OCI and other short-term investments (Note 4)	Ps.	3,523,883	Ps.	—	Ps.	70,231,744
Accounts receivable from subscribers, distributors, contractual assets and other (Note 5)		158,700,738		—		—
Related parties (Note 6)		1,071,520		—		—
Derivative financial instruments (Note 7)		—		1,446,034		—

Total current assets		163,296,141		1,446,034		70,231,744

Non-current assets
Debt instruments at fair value through OCI		—		—		14,914,412

Total	Ps.	163,296,141	Ps.	1,446,034	Ps.	85,146,156

Financial Liabilities:
Debt (Note 14)	Ps.	500,677,052	Ps.	—	Ps.	—
Liability related to right-of-use of assets (Note 15)		125,169,156		—		—
Accounts payable (Note 16)		162,097,416		—		—
Related parties (Note 6)		6,766,826		—		—
Derivative financial instruments (Note 7)		—		17,896,379		—

Total	Ps.	794,710,450	Ps.	17,896,379	Ps.	—

F-8
2

Fair value hierarchy
The Company’s valuation techniques used to determine and disclose the fair value of its financial instruments are based on the following hierarchy:
Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2: Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable; and
Level 3: Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.
The fair value for the financial assets (excluding cash and cash equivalents) and financial liabilities shown in the consolidated statements of financial position at December 31, 2022 and 2023 is as follows:

	Measurement of fair value at December 31, 2022
	Level 1		Level 2		Level 3		Total
Assets:
Equity investments at fair value through OCI and other short-term investments (Note 4)	Ps.	88,428,111	Ps.	—	Ps.	—	Ps.	88,428,111
Derivative financial instruments (Note 7)		—		2,602,680		—		2,602,680

Total current assets		88,428,111		2,602,680		—		91,030,791

Revalued of assets (Note 10)		—		—		38,353,719		38,353,719
Pension plan assets (Note 18)		192,829,688		15,657,661		39,270		208,526,619
Debt instruments at fair value through OCI		—		6,981,149		—		6,981,149

Total non current assets		192,829,688		22,638,810		38,392,989		253,861,487

Total	Ps.	281,257,799	Ps.	25,241,490	Ps.	38,392,989	Ps.	344,892,278

Liabilities:
Debt	Ps.	371,709,395	Ps.	116,848,635	Ps.	—	Ps.	488,558,030
Liability related to right-of-use of assets		134,148,811		—		—		134,148,811
Derivative financial instruments		—		25,331,346		—		25,331,346

Total	Ps.	505,858,206	Ps.	142,179,981	Ps.	—	Ps.	648,038,187

F-8
3

	Measurement of fair value at December 31, 2023
	Level 1		Level 2		Level 3		Total
Assets:
Equity investments at fair value through OCI and other short-term investments (Note 4)	Ps.	70,231,744	Ps.	—	Ps.	3,523,883	Ps.	73,755,627
Derivative financial instruments (Note 7)		—		1,446,034		—		1,446,034

Total current assets		70,231,744		1,446,034		3,523,883		75,201,661

Revalued of assets (Note 10)		—		—		9,239,279		9,239,279
Pension plan assets (Note 18)		191,442,079		12,616,945		33,563		204,092,587
Debt instruments at fair value through OCI		4,538,631		10,375,781		—		14,914,412

Total non current assets		195,980,710		22,992,726		9,272,842		228,246,278

Total	Ps.	266,212,454	Ps.	24,438,760	Ps.	12,796,725	Ps.	303,447,939

Liabilities:
Debt	Ps.	382,310,932	Ps.	107,730,819	Ps.	—	Ps.	490,041,751
Liability related to right-of-use of assets		125,169,156		—		—		125,169,156
Derivative financial instruments		—		17,896,379		—		17,896,379

Total	Ps.	507,480,088	Ps.	125,627,198	Ps.	—	Ps.	633,107,286

Fair value of derivative financial instruments is valued using valuation techniques with market observable inputs. To determine its Level 2 fair value, the Company applies different valuation techniques including forward pricing and swaps models, using present value calculations. The models incorporate various inputs including credit quality of counterparties, foreign exchange spot and forward rates and interest rate curves. Fair value of debt Level 2 has been determined using a model based on present value calculation incorporating credit quality of AMX. The fair value of VTR bonds in AMX B.V. as debt instruments at fair value through OCI, were classified as Level 1 in order they are guaranteed with shares listed on the regulated market. The Company’s investment in equity investments at fair value, specifically the investment in KPN N.V. and Verizon, is valued using the quoted prices (unadjusted) in active markets for identical assets. The net realized loss related to derivative financial instruments for the years ended December 31, 2022 and 2023 was Ps. (2,353,920) and Ps. (9,420,419) respectively.
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
During the end of the period ended December 31, 2022 and 2023, there were no transfers between the Level 1, Level 2 and Level 3 fair value measurement hierarchies.

F-8
4

Changes in liabilities arising from financing activities

	At December 31, 2021	Cash flow	Foreign currency exchange and other	At December 31, 2022
Debt	Ps.564,030,102	Ps.43,073,992	Ps.(96,514,614)	Ps.510,589,480
Liability related to right-of-use of assets	98,654,225	(33,823,287)	69,317,873	134,148,811

Total liabilities from financing activities	Ps.662,684,327	Ps.9,250,705	Ps.(27,196,741)	Ps.644,738,291

	At December 31, 2022	Cash flow	Foreign currency exchange and other	At December 31, 2023
Debt	Ps.510,589,480	Ps.34,644,826	Ps.(44,557,254)	Ps.500,677,052
Liability related to right-of-use of assets	134,148,811	(39,498,197)	30,518,542	125,169,156

Total liabilities from financing activities	Ps.644,738,291	Ps.(4,853,371)	Ps.(14,038,712)	Ps.625,846,208

Note 20. Shareholders’ Equity
a) Pursuant to the Company’s bylaws, the capital stock of the Company consists of a minimum fixed portion of Ps. 238,749 (nominal amount), represented as of December 31, 2023 by a total of 63,220,260,000 shares (including treasury shares available for placement in accordance with the provisions of the
Ley del Mercado de Valores
), all of them “B” shares.
b) As of December 31, 2023 and 2022, respectively, the Company’s capital stock was represented by 62,450,000,000 outstanding “B” shares and 63,325,000,000 outstanding shares (comprised of 20,554,697,460 “AA” shares, 488,283,894 “A” shares and 42,282,018,646 “L” shares), respectively.
c) As of December 31, 2023 and 2022, respectively, the Company’s treasury held for placement in accordance with the provisions of the Ley del Mercado de Valores and the
Disposiciones de carácter general aplicables a las emisoras de valores y a otros participantes en el Mercado de valores issued by the Comisión Nacional Bancaria y de Valores, a total amount of 770,260,000 series “B” shares and 56,000,000 series “L” shares, acquired pursuant to the Company’s share repurchase program.
d) Company’s “B” shares are registered common and no-par value shares with full voting rights.
Dividends
On April 27, 2023, the Company’s shareholders approved, among other resolutions, the payment of a dividend of Ps.$0.46 (forty-six peso cents) per share to each of the shares of its capital stock. It was approved, that such dividend would be paid in two installments of Ps.$0.23 (twenty-three peso cents) each, on July 17 and November 13, 2023, respectively.
On April 20, 2022, the Company’s shareholders approved among other resolutions, the payment of a dividend of Ps.0.44 (forty-four peso cents) per share to each of the shares series of its capital stock “AA”, “A” and “L”. It was approved, that such dividend would be paid in one installment of Ps. 0.44 (forty-four peso cents), on August 29, 2022.

F-8
5

Spin-off
On August 8, 2022, the Company’s capital stock reflects a reduction of $1,572 (nominal amount), derived from the Company’s spin-off and its contribution to Sitios Latam, without having modified the number of shares of the Company due to the spin-off.
Legal Reserve
According to the General Corporations Law (
Ley General de Sociedades Mercantiles)
, companies must allocate from the net profit of each year, at least 5% to increase the legal reserve until it reaches 20% of its capital stock. This reserve may not be distributed to shareholders during the existence of the Company, except as a stock dividend. As of December 31, 2023 and December 31, 2022, the legal reserve amounted to Ps. 358,440.
Restrictions on Certain Transactions
Pursuant to the Company’s bylaws any transfer of more than 10% of the full voting shares, effected in one or more transactions by any person or group of persons acting in concert, requires prior approval by our Board of Directors. However, if the Board of Directors denies such approval, the Company’s bylaws require it to designate an alternate transferee, who must pay market price for the shares as quoted on the Bolsa Mexicana de Valores, S.A.B. de C.V.
Payment of Dividends
Dividends paid in cash, with respect to the “B” shares or “B” share ADSs will generally be subject to a 10% Mexican withholding tax (provided that no Mexican withholding tax will apply to distributions of net taxable profits generated before 2014). Non-resident holders could be subject to a lower tax rate, to the extent that they are eligible for benefits under an income tax treaty to which Mexico is a party.
Repurchase of shares
On April 14, 2023, the Company’s annual shareholders meeting authorized an amount of Ps. 20 billion to repurchase the Company’s own shares. During the fiscal year ended on December 31, 2023, the Company repurchase 875,000,000 series “B” shares. At the end of 2023 and after considering the cancelation of shares approved by the shareholders meeting on April 14, 2023, the Company had in treasury 770,260,000 series “B” shares.
Earnings per Share
The following table shows the computation of the basic and diluted earnings per share:

	For the years ended December 31,
	(1) 2021		(1) 2022		2023
Net profit for the period attributable to equity holders of the parent from continuing operations	Ps.	68,187,225	Ps.	82,878,406	Ps.	76,110,617
Net profit for the period attributable to equity holders of the parent from discontinued operations		124,235,942		(6,719,015)		—

Net profit for the period attributable to equity holders of the parent		192,423,167		76,159,391		76,110,617
Weighted average shares (in millions)		65,967		63,936		63,049

Earnings per share attributable to equity holders of the parent continuing operations	Ps.	1.03	Ps.	1.30	Ps.	1.21

Earnings per share attributable to equity holders of the parent discontinued operations	Ps.	1.88	Ps.	(0.11)	Ps.	—

(1)	Discontinued operations

F-8
6

Note 21. Components of other comprehensive income (loss)
The movement on the components of the other comprehensive income (loss) for the years ended December 31, 2021, 2022 and 2023 is as follows:

	For the years ended December 31,
	2021		2022		2023
Controlling interest:
Unrealized gain (loss) on equity investments at fair value, net of deferred taxes	Ps.	4,560,869	Ps.	(4,707,276)	Ps.	(967,609)
Translation effect of foreign entities		(4,837,206)		(31,086,965)		(37,399,680)
Translation effect by discontinued operations		(829,163)		5,193,281		—
Remeasurement of defined benefit plan, net of deferred taxes		11,100,835		(4,599,407)		(3,662,102)
Asset’s revaluation surplus net of deferred taxes		—		—		497,628
Non-controlling interest of the items above		(2,135,886)		(3,734,066)		(3,885,410)

Other comprehensive income (loss)	Ps.	7,859,449	Ps.	(38,934,433)	Ps.	(45,417,173)

Note 22. Valuation of derivatives, interest cost from labor obligations and other financial items, net
For the years ended December 31, 2021, 2022 and 2023, valuation of derivatives and other financial items are as follows:

	For the years ended December 31,
	2021		2022		2023
Loss in valuation of derivatives, net (Note 7)	Ps.	(6,755,214)	Ps.	(28,639,687)	Ps.	(10,268,520)
Capitalized interest expense (Note 10 b)		1,527,259		1,514,654		1,442,077
Commissions		(1,067,381)		(1,061,278)		(1,190,435)
Interest cost of labor obligations (Note 18)		(14,375,520)		(12,376,939)		(13,573,881)
Contractual earn-out from business combination (Note 4)		—		4,271,250		2,206,671
Interest expense on taxes		(243,075)		(190,822)		(220,983)
Recognized dividend income (3) (Note 4)		2,628,600		6,155,993		4,551,827
Contractual compensation from business combination		—		—		(647,013)
Impairment to notes receivable from joint venture		—		—		(12,184,562)
Impairment of joint venture		—		—		(4,677,782)
Allowance of doubtful accounts (1)		—		—		(1,051,288)
Gain on net monetary positions		4,876,842		11,538,061		9,321,480
Other financial cost (2)		(835,028)		(327,451)		(522,259)

Total	Ps.	(14,243,517)	Ps.	(19,116,219)	Ps.	(26,814,668)

(1)	This figure is related to certain uncollectible balances.
(2)	Excludes discontinued operations of TracFone, Chile and Panama for the years ended 2021 and 2022. (See note 2ac)
(3)	Dividend received during 2021, 2022 and 2023 by Ps. 2,628,600, Ps, 5,426,370 and Ps. 4,590,313, respectively.

F-8
7

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
The Company presents the following reportable segments for the purposes of its consolidated financial statements: Mexico (includes Telcel and Corporate operations and assets), Telmex (Mexico), Brazil, Southern Cone (includes Argentina separated from Paraguay and Uruguay), Colombia, Andean (includes Ecuador and Peru), Central America (includes Guatemala, El Salvador, Honduras, Nicaragua and Costa Rica), Caribbean (includes the Dominican Republic and Puerto Rico), and Europe (includes Austria, Bulgaria, Croatia, Belarus, Slovenia, Macedonia and Serbia).
The segment Southern Cone comprises mobile communication services, in Argentina as well as Paraguay and Uruguay. Beginning in 2018, hyperinflation accounting in accordance with IAS 29 was initially applied to Argentina, which results in the restatement of non-monetary assets, liabilities and all items of the statement of comprehensive income for the change in a general price index and the translation of these items applying the period-end exchange rate.
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

F-8
8

	Mexico	Telmex	Brazil	(2) Southern Cone		Colombia	Andean	(1) Central America	Caribbean	Europe	Eliminations	Consolidated total
				Argentina	Uruguay and Paraguay
As of and for the year ended December 31, 2021 (in Ps.):
External revenues	225,219,719	87,189,642	148,729,232	35,419,511	4,825,315	79,312,071	52,888,323	45,406,174	37,858,979	113,838,486	—	830,687,452
Intersegment revenues	18,041,465	15,237,420	4,044,386	224,300	(73,993)	360,638	73,828	62,764	2,069,648	—	(40,040,456)	—

Total revenues	243,261,184	102,427,062	152,773,618	35,643,811	4,751,322	79,672,709	52,962,151	45,468,938	39,928,627	113,838,486	(40,040,456)	830,687,452
Depreciation and amortization	25,797,791	12,740,332	40,342,871	7,581,101	2,010,624	15,067,211	11,211,523	10,830,440	6,987,129	27,469,463	(3,735,493)	156,302,992
Operating income	77,783,972	21,100,316	21,867,457	3,520,432	(549,329)	15,165,356	7,457,802	8,700,382	8,661,475	13,421,147	(9,572,760)	167,556,250
Interest income	14,864,242	758,126	2,104,574	820,505	2,165	431,314	833,540	269,379	701,785	116,031	(17,067,511)	3,834,150
Interest expense	24,586,641	1,385,103	15,875,138	2,518,149	275,047	2,240,707	1,213,421	1,061,526	1,066,733	2,414,415	(16,898,575)	35,738,305
Income tax	25,002,390	2,496,010	(9,603,701)	1,951,409	(1,168,564)	3,112,946	2,375,281	2,940,404	2,171,594	3,438,161	1,547	32,717,477
Equity interest in net result of associated companies	85,648	44,525	4,575	(19,073)	—	—	—	—	—	(1,757)	—	113,918
Net profit (loss) attributable to equity holders of the parent continues operations	34,195,093	4,594,450	14,185,905	(2,999,123)	152,766	5,959,563	4,180,473	4,746,847	5,151,166	8,313,018	(10,292,933)	68,187,225
Net profit (loss) attributable to equity holders of the parent discontinued operations	—	—	—	—	—	—	—	—	—	—	—	124,235,942

Net profit (loss) attributable to equity holders of the parent	34,195,093	4,594,450	14,185,905	(2,999,123)	152,766	5,959,563	4,180,473	4,746,847	5,151,166	8,313,018	(10,292,933)	192,423,167
Assets by segment	999,502,407	195,869,232	407,458,440	77,951,595	58,312,728	133,232,525	95,719,937	101,725,955	102,949,901	210,944,575	(694,017,446)	1,689,649,849
Plant, property and equipment, net	50,420,866	118,056,718	153,607,199	38,039,995	26,824,991	48,888,907	34,395,339	42,407,727	41,601,009	79,764,422	(983,169)	633,024,004
Revalued of assets	—	—	33,004,669	2,192,978	3,966,099	10,266,464	8,389,460	9,113,632	2,564,149	28,675,224	—	98,172,675
Goodwill	26,965,618	215,381	15,335,322	198,010	4,993,831	11,685,585	4,688,154	6,002,380	14,186,723	52,307,190	—	136,578,194
Trademarks, net	90,673	149,865	—	—	—	—	—	—	229,000	2,822,625	—	3,292,163
Licenses and rights, net	11,081,972	129,233	39,620,009	11,824,500	1,966,503	11,384,533	5,502,139	5,220,437	10,847,685	25,709,849	—	123,286,860
Investment in associated companies	4,725,279	522,403	65,699	(34,401)	—	351	—	26,348	—	—	(2,253,198)	3,052,481
Liabilities by segments	679,954,783	176,177,522	273,655,967	45,203,170	27,977,789	65,631,866	44,676,727	42,823,861	53,885,848	134,357,142	(308,736,552)	1,235,608,123

(1)	Discontinued operations (Panama disposal)
(2)	Discontinued operations (ClaroVTR joint venture)

9

	Mexico	Telmex	Brazil	(2) Southern Cone		Colombia	Andean	(1) Central America	Caribbean	Europe	Eliminations	Consolidated total
				Argentina	Uruguay and Paraguay
As of and for the year ended December 31, 2022 (in Ps.):
External revenues	236,608,249	83,046,967	165,804,342	34,363,532	4,456,541	70,925,374	55,426,258	47,054,127	40,859,951	105,956,056	—	844,501,397
Intersegment revenues	9,290,955	16,937,889	5,075,716	153,155	64,779	374,225	72,142	160,459	1,854,029	—	(33,983,349)	—

Total revenues	245,899,204	99,984,856	170,880,058	34,516,687	4,521,320	71,299,599	55,498,400	47,214,586	42,713,980	105,956,056	(33,983,349)	844,501,397
Depreciation and amortization	26,383,113	13,171,616	43,422,821	9,002,551	1,808,414	13,085,226	10,698,869	11,178,361	7,133,908	22,761,938	(13,031)	158,633,786
Operating income	76,708,954	16,172,472	26,665,816	2,570,848	(778,032)	14,170,936	8,262,395	7,540,132	10,284,834	16,155,520	(6,883,123)	170,870,752
Interest income	18,336,415	925,158	2,679,103	718,676	3,463	624,304	906,176	431,741	701,794	229,958	(20,733,209)	4,823,579
Interest expense	24,909,724	3,342,459	23,411,387	2,258,095	316,945	2,699,010	860,572	1,033,792	1,152,370	1,281,857	(20,007,408)	41,258,803
Income tax	30,642,242	2,767,673	454,205	(286,202)	126,003	2,286,809	2,870,743	1,708,728	2,432,392	3,151,281	(109,785)	46,044,089
Equity interest in net result of associated companies	(1,821,608)	31,000	20,864	(2,198)	—	—	—	—	—	(39,490)	—	(1,811,432)
Net profit (loss) attributable to equity holders of the parent continues operations	63,711,537	(373,036)	10,254,969	(700,478)	(231,151)	6,486,771	6,122,291	5,059,038	6,649,004	11,795,662	(25,896,201)	82,878,406
Net profit (loss) attributable to equity holders of the parent discontinued operations	—	—	—	—	—	—	—	—	—	—	—	(6,719,015)

Net profit (loss) attributable to equity holders of the parent	63,711,537	(373,036)	10,254,969	(700,478)	(231,151)	6,486,771	6,122,291	5,059,038	6,649,004	11,795,662	(25,896,201)	76,159,391
Assets by segment	1,042,849,460	215,543,807	407,802,373	79,283,120	10,258,999	104,769,670	85,782,831	96,321,649	101,143,182	154,774,150	(680,429,897)	1,618,099,344
Plant, property and equipment, net	49,677,868	134,928,482	159,382,793	38,525,335	4,149,285	44,999,710	33,480,299	41,312,113	40,606,623	72,272,633	(462,650)	618,872,491
Revalued of assets	—	—	—	—	—	7,700,459	5,938,449	—	1,434,188	23,280,623	—	38,353,719
Goodwill	26,481,707	215,381	31,085,202	199,984	—	8,495,090	4,678,851	6,312,511	14,186,723	49,465,916	—	141,121,365
Trademarks, net	110,397	118,634	—	—	—	—	—	—	220,350	2,565,176	—	3,014,557
Licenses and rights, net	10,559,914	106,659	37,638,695	12,137,641	827,380	8,068,013	4,271,910	3,599,560	10,124,134	20,461,281	—	107,795,187
Investment in associated companies	24,656,295	550,493	22,708	(19,866)	—	—	—	23,896	—	2,058	(1,260,122)	23,975,462
Liabilities by segments	621,482,350	204,294,033	297,234,805	47,430,485	7,120,057	57,393,854	36,223,727	42,725,447	48,434,551	97,527,392	(279,596,630)	1,180,270,071

(1)	Discontinued operations (Panama disposal)
(2)	Discontinued operations (ClaroVTR joint venture)

F-
90

				Southern Cone
	Mexico	Telmex	Brazil	Argentina	Uruguay and Paraguay	Colombia	Andean	Central America	Caribbean	Europe	Eliminations	Consolidated total
As of and for the year ended December 31, 2023 (in Ps.):
External revenues	248,890,778	84,821,370	162,224,734	18,884,623	3,995,812	62,342,147	52,903,716	43,964,411	37,148,876	100,836,377	—	816,012,844
Intersegment revenues	9,896,948	17,010,698	4,485,048	38,080	9,876	376,010	87,974	99,850	1,119,554	—	(33,124,038)	—

Total revenues	258,787,726	101,832,068	166,709,782	18,922,703	4,005,688	62,718,157	52,991,690	44,064,261	38,268,430	100,836,377	(33,124,038)	816,012,844
Depreciation and amortization	26,640,899	14,333,486	44,302,136	5,677,627	1,319,462	13,360,622	10,084,882	10,028,603	7,189,119	21,008,775	(2,159,547)	151,786,064
Operating income	84,816,739	12,063,692	25,618,154	515,233	(444,485)	9,958,999	10,638,985	6,956,209	7,723,115	15,751,978	(5,815,104)	167,783,515
Interest income	27,202,474	1,465,927	4,252,205	543,248	4,231	867,151	2,338,242	621,068	1,616,687	392,951	(29,675,844)	9,628,340
Interest expense	28,164,647	7,176,879	25,691,398	968,299	113,909	3,342,195	2,333,600	1,325,213	1,735,648	1,971,189	(28,277,736)	44,545,241
Income tax	30,378,228	(625,561)	(1,730,068)	(4,760,360)	(1,721)	1,427,740	4,141,240	1,728,005	1,674,363	2,785,214	(473,077)	34,544,003
Equity interest in net result of associated companies	(5,458,577)	41,642	32,776	(1,814)	—	—	—	(1,143)	—	15,292	—	(5,371,824)
Net profit (loss) attributable to equity holders of the parent	43,053,030	(5,278,857)	9,866,950	(8,101,032)	(294,922)	4,180,800	7,769,059	4,733,871	5,604,618	11,145,743	3,431,357	76,110,617
Assets by segment	1,029,618,098	238,216,814	383,653,519	53,570,541	9,187,465	115,103,155	98,293,206	91,976,207	101,862,049	167,594,129	(724,889,223)	1,564,185,960
Plant, property and equipment, net	46,695,107	150,219,598	150,226,089	21,087,810	4,089,689	53,038,210	30,416,383	42,790,489	35,214,165	86,706,171	(1,072,086)	619,411,625
Revalued of assets	—	—	—	—	—	8,040,753	—	—	—	1,198,526	—	9,239,279
Goodwill	26,434,428	215,381	29,437,800	—	201,912	9,304,613	4,603,998	6,279,966	14,186,723	55,414,076	—	146,078,897
Trademarks, net	110,950	87,404	—	—	—	—	555	—	185,566	2,382,690	—	2,767,165
Licenses and rights, net	10,555,645	92,065	32,446,402	10,603,388	1,017,772	10,227,439	3,180,343	4,660,729	8,593,842	18,520,001	—	99,897,626
Investment in associated companies	19,797,046	586,515	57,133	993	—	—	—	19,747	—	17,175	(6,098,146)	14,380,463
Liabilities by segments	628,519,912	236,678,379	313,072,959	36,668,486	4,512,644	59,510,611	46,189,708	37,051,349	47,864,665	93,944,278	(361,529,413)	1,142,483,578

F-
91

Note 24. Recently Issued Accounting Standards
New and amended standards and interpretations
The Company applied for the first-time certain standards and amendments, which are effective for annual periods beginning on or after January 1, 2023 (unless otherwise stated). The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.
Amendments to IFRS 16: Lease Liability in a Sale and Leaseback
In September 2022, the IASB issued amendments to IFRS 16 to specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains.
The amendments are effective for annual reporting periods beginning on or after January 1, 2024 and must applied retrospectively to sale and leaseback transactions entered into after the date of initial application of IFRS 16. Earlier application is permitted and that fact must be disclosed.
The amendments are not expected to have a material impact on the Company’s consolidated financial statements.
Amendments to IAS 1: Classification of Liabilities as Current or Non-current
In January 2020 and October 2022, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

•	What is meant by a right to defer settlement;
•	That a right to defer must exist at the end of the reporting period;
•	That classification is unaffected by the likelihood that an entity will exercise its deferral right; and
•	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.
In addition, a requirement has been introduced to require disclosure when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement is contingent on compliance with future covenants within twelve months.
The amendments are effective for annual reporting periods beginning on or after January 1, 2024 and must be applied retrospectively. The Company is currently assessing the impact the amendments will have on current practice.
Supplier Finance Arrangements – Amendments to IAS 7 and IFRS 7
In May 2023, the IASB issued amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures to clarify the characteristics of supplier finance arrangements and require additional disclosure of such arrangements. The disclosure requirements in the amendments are intended to assist users of consolidated financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk.
The amendments will be effective for annual reporting periods beginning on or after January 1, 2024. Early adoption is permitted, but will need to be disclosed.
The amendments are not expected to have a material impact on the Company’s consolidated financial statements.

F-9
2

The Enhancement and Standardization of Climate-Related Disclosures for Investors
On March 6, 2024, the Securities and Exchange Commission (SEC) issued the final rule on The Enhancement and Standardization of Climate-Related Disclosures for Investors. This rule mandates the disclosure of information regarding a registrant’s climate-related risks that have materially impacted, or are reasonably likely to have a material impact on, its business strategy, results of operations, or financial condition. On April 4, 2024, the SEC issued an order staying the rule’s enforcement. The Company is assessing the impact of this rule and the stay for disclosure to investors.
Note 25. Subsequent Events
a) On February 1, 2024, the Company issued a 10-year sustainable bond in an amount of Ps.20.0 billion and with a 10.30% coupon under its global peso notes program.
b) In February 2024, the Company reduced completely its stake in KPN. The reduction is a consequence of investors’ decision to exercise their right to exchange our exchangeable bond into KPN shares. This exchangeable bond matured on March 2, 2024. Prior to maturity, the Company received notification from all bondholders exercising their right to call the KPN shares at a strike price of €3.1185.
c) On February 13, 2024, the Company renewed its U.S.$2.5 billion revolving credit facility with a maturity in February 2029.
d) On February 20, 2024, Claro Brasil issued a R$3.0 billion CDI + 1.20% debenture maturing in 2027. At the same time, Claro Bra
s
il prepaid R$4.3 billion CDI + 1.40% debenture with a maturity in March 2024.
e) On March 15, 2024, Claro Brasil issued a R$ 2.5 billion IPCA + 5.7687% debenture maturing in 2029.
f) On March 22, 2024, The Company launched an issuance of (Global Peso Notes), registered with both the SEC in the United States of America and the CNBV in México, placing a bond of Ps. 17.5 billion, for five years, at a rate of 10.125%. This is equivalent to approximately U.S.$ 1 billion, maturing in March 2029.
g) On April 29, 2024, the Company’s shareholders approved the payment of a Ps. 0.48 (forty eight peso cents) ordinary dividend, per share, in two equal installments, to each of the shares of its capital stock series B.
h) On April 29, 2024, the Company’ shareholders approved a repurchase fund for an amount of Ps. 15 billion to be used during the period from April 2024 to April 2025, adding to such amount the buyback program fund’s balance, if any, as of such date.

3