Form 20-F/A
period 2023-12-31
AMERICA MOVIL SAB DE CV/
filed 2024-05-01
CIK 1129137

As filed with the Securities and Exchange Commission on May 1, 2024
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM
20-F/A
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
Exchange Act).

EXPLANATORY NOTE
This Amendment No. 1 (“Amendment No. 1”) amends the Annual Report on
Form 20-F
of América Móvil, S.A.B. de C.V. (“América Móvil,” “we” or the “Company”) for the fiscal year ended December 31, 2023, filed on April 29, 2024 (the “Original
Form 20-F”).
This Amendment No. 1, which replaces in its entirety the Original Form
20-F,
is being filed solely to correct information that was inadvertently added or omitted during the process of filing the Original
Form 20-F.
The corrected information does not affect the Company’s audited financial statements filed with the Original
Form 20-F.
This Amendment No. 1 reflects information as of the original filing date of the Original Form
20-F,
does not reflect events occurring after that date and does not modify or update in any way disclosures made in the Original Form
20-F,
except as described above.

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
On March 2, 2021, our wholly-owned Dutch subsidiary, América Móvil B.V., issued approximately
€
2.1 billion principal amount of senior unsecured bonds. The bonds matured in 2024, did not bear interest and were issued at an issue price of 104.75% of their principal amount. At maturity, the bonds were exchangeable into ordinary shares of Koninklijke KPN N.V. (“KPN”), and the initial exchange price was
€
3.1185. In February 2024, the Company reduced substantially all of its stake in KPN. The reduction is a consequence of the decision of investors to exercise their respective rights to exchange our exchangeable bond into KPN shares. See Note 7 and Note 25 to our audited consolidated financial statements included in this annual report.
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
The declaration, amount and payment of dividends by América Móvil is determined by majority vote of the holders of B Shares (
i.e.
, all of our shareholders), generally on the recommendation of the Board of Directors, and depends on the results of operations, financial condition, cash requirements, future prospects and other factors considered relevant by majority vote of the holders of B Shares.
Our bylaws provide that holders of B Shares (
i.e.
, all of our shareholders) participate equally on a per-share basis in dividend payments and other distributions.

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

Director and Member of the Audit and Corporate Practices Committee

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
Dated: May 1, 2024
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
Contents:

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
The accompanying consolidated financial statements were approved for their issuance by the Company’s Board of Directors and the Chief Financial Officer on
April 29
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
As of April 29, 2
024,
the exchange rate between the U.S. dollar and the Mexican peso was Ps. 17.155200. The depreciation of the Mexican peso against the US dollar represents 1.55% with respect to the year-end value.
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
b) In February 2024, the Company reduced substantially all of its stake in KPN. The reduction is a consequence of investors’ decision to exercise their right to exchange our exchangeable bond into KPN shares. This exchangeable bond matured on
March 2, 2024. Prior to maturity, the Company received notification from all bondholders exercising their right to call the KPN shares at a strike price of €3.1185.
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