Form 20-F/A
period 2023-12-31
AMERICA MOVIL SAB DE CV/
filed 2025-04-10
CIK 1129137

As filed with the Securities and Exchange Commission on April 9, 2025.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form
20-F/A

(Amendment No. 2)
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
001-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of Registrant as specified in its charter)

America Mobile
(Translation of Registrant’s name into English)
United Mexican States
(Jurisdiction of incorporation or organization)
Daniela Lecuona Torres
Phone: (5255) 2581-3700
Facsimile: (5255) 2581-4422
Lago Zurich, Plaza Carso/Edificio Telcel, Colonia Ampliación Granada, Miguel Hidalgo
11529, Mexico City, Mexico
(Address of principal registered office)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
American Depositary Shares, each representing 20 B Shares, without par value	AMX	New York Stock Exchange
3.625% Senior Notes Due 2029	AMX29	New York Stock Exchange
2.875% Senior Notes Due 2030	AMX30	New York Stock Exchange
4.700% Senior Notes Due 2032	AMX32	New York Stock Exchange
6.375% Senior Notes Due 2035	AMX35	New York Stock Exchange
6.125% Senior Notes Due 2037	AMX37	New York Stock Exchange
6.125% Senior Notes Due 2040	AMX40	New York Stock Exchange
4.375% Senior Notes Due 2042	AMX42	New York Stock Exchange
4.375% Senior Notes Due 2049	AMX49	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
The number of outstanding shares of each class of the registrant’s classes of capital or common stock as of December 31, 2023 was:
62,450 million B Shares

Indicate by check mark if the registrant is a
well-known
seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation
S-T
(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer” and “emerging growth company” in Rule
12b-2
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §
240.10D-1(b). ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☒
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule
12b-2
of the Exchange Act). Yes ☐ No ☒

EXPLANATORY NOTE
This Amendment No. 2 on Form
20-F/A
(“Amendment No. 2”) amends the Annual Report on Form
20-F/A
of América Móvil, S.A.B. de C.V. (“América Móvil,” “we” or the “Company”) for the fiscal year ended December 31, 2023, filed on May 1, 2024 (the “Original Form
20-F”).
Unless otherwise indicated or unless the context requires otherwise, all references herein to this Annual Report on Form
20-F,
this Form
20-F,
this Annual Report and similar names refer to the Original Form
20-F,
as amended by this Amendment No. 2.
Subsequent to the filing of the Company’s
20-F,
in August 2024, the Company’s independent registered public accounting firm, Mancera S.C., a member of Ernst & Young Global Limited (“Mancera/EY”), informed the Company and its Audit and Corporate Practices Committee (
Comit
é
de
Auditor
í
a
y
Pr
á
cticas
Societarias
) that the Public Company Accounting Oversight Board (PCAOB) commenced an inspection of Mancera/EY’s integrated audit of the Company’s consolidated financial statements for the fiscal year ended December 31, 2023 (the “PCAOB Inspection”). As a result of this inspection, Mancera/EY performed a series of additional procedures it had omitted during the 2023 audit conducted on internal controls and identified certain internal control deficiencies with respect to our Mexican business and concluded that such deficiencies resulted in a material weakness in the Company’s ICFR. On January 9, 2025, the Company received a letter from Mancera/EY (the “January 9 letter”), stating that Mancera/EY had withdrawn its opinion, dated April 29, 2024, relating to the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023, included in Item 15 of the Company’s Annual Report on Form
20-F/A,
filed with the U.S. Securities and Exchange Commission on May 1, 2024 (the “Original Mancera/EY Opinion”). Since the receipt of the January 9 letter, the Company has provided Mancera/EY with the additional information requested for the performance of the additional procedures conducted or additional concerns over the Company’s ICFR. As of the date of this Amendment No. 2, as a result of these additional procedures, Mancera/EY has reported to management additional material weaknesses over its internal control over financial reporting and has revised its assessment on the Company’s internal control over financial reporting, as set forth in this Amendment No. 2.
This Amendment No. 2 is being filed to amend (i) Part II—Item 15. Controls and Procedures to reflect the material weaknesses described above and related disclosures; and Mancera/EY’s opinion on our internal control over financial reporting set forth therein (ii) Part III—Item 18. Financial Statements to revise Mancera/EY’s opinion on the consolidated financial statements and (iii) Part III—Item 19 Exhibits to include currently dated certifications from our Chief Executive Officer and Chief Financial Officer as required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002. The certifications are attached to this Amendment No. 2 as Exhibits 12.1, 12.2 and 13.1.
This Amendment No. 2 does not modify, amend, or update in any way any other items or disclosures contained in the Original Form
20-F,
including the XBRL data filed in Exhibit 101. The Company has not made any changes to its consolidated financial statements other than as described above with respect to the opinion of Mancera/EY. Except as noted herein, this Amendment No. 2 has not been updated for other events or information subsequent to the date of the filing of the Original Form
20-F.

PART II
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of December 31, 2023. Disclosure controls and procedures are controls and other procedures that are designed to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time period specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Based on the information provided under the explanatory note and upon that evaluation, our management has concluded that, because of the material weaknesses identified below related to (i) certain ineffective ITGCs at our Colombian subsidiary, (ii) controls associated with business processes that are part of the “Mexico Fixed” segment; (iii) controls associated with the prepaid and postpaid revenue processes that are part of the “Mexico Wireless” segment; and (iv) controls at both the Mexican Fixed and Mexico Wireless segments, which were not sufficiently designed nor operating effectively to assess the completeness and accuracy of information provided by the entity (IPE), our disclosure controls and procedures were not effective as of December 31, 2023.
In light of the material weaknesses discussed below, we performed additional analysis and other post-closing procedures to ensure our consolidated financial statements are prepared in accordance with generally accepted accounting principles. Accordingly, our management, including our Chief Executive Officer and Chief Financial Officer, have concluded that the consolidated financial statements included in this Amendment No. 2 present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with IFRS, and no adjustments are required to our financial statements as a result of such weaknesses.
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules
13a-15(f)
and
15d-15(f)
under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer, Chief Financial Officer and other personnel, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”).
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
In Management’s Annual Report on Internal Control over Financial Reporting included in the Original Form
20-F,
management identified deficiencies in internal controls with respect to:

(i)
Ineffective ITGCs in our Colombian subsidiary related to (a) user access controls over granting access to, and terminations, modifications and certification of, users; and (b) program change management controls related to inadequate restrictions on developers making changes to certain applications in the production environment.

Management concluded, based on its evaluation under the COSO criteria, that such deficiencies represented a material weakness and therefore the Company’s internal control over financial reporting was not effective as of December 31, 2023.
Subsequent to the filing of the Original Form
20-F,
as explained in the explanatory note above, management
re-evaluated
the effectiveness of our disclosure controls and procedures and concluded that as of December 31, 2023, additional material weaknesses in internal controls existed and related to a lack of evidence, records or supporting documentation with respect to the following:

(i)
Identification, design and operating effectiveness of relevant controls associated with business processes at the “Mexico Fixed” segment, including entity level controls, application controls, manual controls dependent on information derived from systems, and management review controls;

(ii)
Design and operating effectiveness of relevant controls associated with the prepaid and postpaid revenue processes at the “Mexico Wireless” segment, including application controls, manual controls dependent on information derived from systems, and management review controls; and

(iii)
Controls at both the Mexico Fixed and Mexico Wireless segments were not sufficiently designed nor operating effectively to assess the completeness and accuracy of IPE that is used in the execution of controls.

As a result, management has amended and restated its report on the Company’s internal control over financial reporting and concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2023 based on its evaluation under the COSO criteria due to the above material weaknesses.
These material weaknesses did not result in a material misstatement in our consolidated financial statements as of and for the year ended December 31, 2023, and, accordingly, no adjustments are required to our financial statements as a result thereof. Such financial statements are reincluded in this Amendment No. 2 for purposes of the Mancera/EY opinion, but have not been amended or restated in any respect since the Original Form
20-F.
Mancera, S.C. a member practice firm of Ernst & Young Global Limited, an independent registered public accounting firm, issued a revised attestation report on our internal control over financial reporting, which is included elsewhere herein.

Attestation Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of América Móvil, S.A.B. de C.V.
Opinion on Internal Control Over Financial Reporting
We have audited América Móvil, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission “(2013 framework)” (the COSO criteria). In our opinion, because of the effect of the material weaknesses described below on the achievement of the objectives of the control criteria, América Móvil, S.A.B. de C.V. and subsidiaries (the Company) has not maintained effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.
In our report dated April 29, 2024, we expressed an adverse opinion that the Company had not maintained effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria. Management has subsequently identified deficiencies in controls related to the Company’s: i) lack of identification, design and operating effectiveness of relevant controls associated with all business processes at the consolidated operations in Mexico that are part of the ‘Mexico Fixed’ segment, including entity level controls, application controls, manual controls dependent on information derived from systems, and management review controls; ii) lack of design and operating effectiveness of relevant controls associated with the prepaid and postpaid revenue processes at the Mexican operation that is part of the ‘Mexico Wireless’ segment, including application controls, manual controls dependent on information derived from systems, and management review controls; and iii) controls at both, the ‘Mexico Fixed’ and ‘Mexico Wireless’ segments, were not designed and operating effectively to assess the completeness and accuracy of information produced by the entity, which are used in the execution of controls (collectively, “Additional Material Weaknesses in the ‘Mexico Fixed’ and ‘Mexico Wireless’ segments”), and has further concluded that such deficiencies represented material weaknesses as of December 31, 2023. As a result, management has revised its assessment, as presented in the accompanying Management’s Report on Internal Control over Financial Reporting, to describe these Additional Material Weaknesses in the ‘Mexico Fixed’ and ‘Mexico Wireless’ segments as of December 31, 2023. Accordingly, our present opinion on the effectiveness of internal control over financial reporting as of December 31, 2023, as expressed herein, includes additional material weaknesses from that included in our previous report.
A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment. Management has identified a material weakness in controls related to ineffective information technology general controls related to user access and program change management in one of the Company’s foreign subsidiaries that are relevant to the preparation of the financial statements. As a result, business process controls in that foreign subsidiary, application controls and manual controls dependent on information derived from such systems, including management review controls, were also determined to be ineffective. Management also has identified the Additional Material Weaknesses in the ‘Mexico Fixed’ and ‘Mexico Wireless’ segments.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2023 and 2022, the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of three years in the period ended December 31, 2023, and the related notes. These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the 2023 consolidated financial statements, and this report does not affect our report dated April 29, 2024, except for the effects of the Additional Material Weaknesses in the ‘Mexico Fixed’ and ‘Mexico Wireless’ segments described in the second paragraph of the Opinion on the Consolidated Financial Statements, as to which the date is April 9, 2025, which expressed an unqualified opinion on those financial statements.
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
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
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
April 29, 2024, except for the effects of the Additional Material Weaknesses in the ‘Mexico Fixed’ and ‘Mexico Wireless’ segments described in the second and third paragraphs above, as to which the date is April 9, 2025.
Remediation Plan for Material Weakness and Changes in Internal Control over Financial
Management is committed to the continued improvement of the Company’s internal control over financial reporting. Management is implementing measures designed to ensure that any control deficiencies are remediated, such that our controls are designed, implemented, and operating effectively.
As of the date of this annual report, management has made, and continues to make changes to remediate the control deficiencies giving rise to the material weaknesses disclosed in this annual report through remediation actions that include, but are not limited to: (i) maintaining sufficient user access controls over granting access to, and terminations, modifications and certification of, users, including determining user access to information systems and applications at an individual user level; (ii) implementing restrictions on developers making changes to certain applications in the production environment; (iii) complementing the documentation currently compiled in connection with certain of our controls with additional information as necessary to demonstrate the accuracy of IPE where appropriate, including the details of the activities performed in connection with the execution of said controls, and keeping logs, metrics and data for any such activities and related processes;
(iv) re-designing
some of our controls by either automating them or replacing them with enhanced controls; (v) extending the retention period for documentation and evidence gathered in connection with the execution of certain controls; and (vi) keeping operating manuals readily available and accessible to our auditors.
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
Other than the remediation actions described above to address the material weaknesses disclosed in this annual report, there has been no change in our internal control over financial reporting during 2023 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART III
ITEM 18. FINANCIAL STATEMENTS
The financial statements beginning on Page
F-1
of this Amendment No. 2 are incorporated herein by reference.
ITEM 19. EXHIBITS
The Exhibits listed in the accompanying Index to Exhibits are filed or incorporated by reference as part of this Amendment No. 2.

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
Dated: April 9, 2025
AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Carlos José García Moreno Elizondo
Name:	Carlos José García Moreno Elizondo
Title:	Chief Financial Officer

By:	/s/ Alejandro Cantú Jiménez
Name:	Alejandro Cantú Jiménez
Title:	General Counsel

5

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES
Consolidated Financial Statements
Years Ended December 31, 2021, 2022 and 2023
Contents:

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of América Móvil, S.A.B. de C.V.
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
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 29, 2024, except for the effects of the Additional Material Weaknesses in the ‘Mexico Fixed’ and ‘Mexico Wireless’ segments, described in the second and third paragraphs of that report, as to which the date is April 9, 2025, expressed an adverse opinion thereon.
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

Deferred tax assets, realizability of amounts related to net operating loss carryforwards and temporary differences related to employee benefits

Description of the Matter
As discussed in Note 13 to the consolidated financial statements, as of December 31, 2023, the balance of deferred tax assets was Ps. 137,883,622 thousand. The Company has recognized deferred tax assets arising from net operating loss carryforwards (NOLs) of Ps. 36,970,123 thousand, of which Ps. 25,293,302 thousand was generated by its subsidiary in Brazil. In addition, the Company has recognized deferred tax assets of Ps. 34,663,794 thousand related to employee benefits, which are primarily derived from the ‘Mexico Fixed’ segment.

Auditing management’s assessment of the realizability of the deferred tax assets arising from NOLs in Brazil and the employee benefits from the ‘Mexico Fixed’ segment involved complex auditor judgement because management’s estimate of realizability was based on assessing the likelihood, timing and sufficiency of future taxable profits and available tax planning opportunities. These projections are sensitive because they can be affected by future operating results and future market and economic conditions. Additionally, auditing management’s assessment of the realizability of the deferred tax assets related specifically to the employee benefits from the ‘Mexico Fixed’ segment was complex, as there were material weaknesses in internal controls over the design and operating effectiveness of the controls to assess the completeness and accuracy of information produced by the entity.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls that address the risks of material misstatement related to the realizability of the deferred tax assets arising from NOLs in Brazil. Additionally, we tested controls over management’s analyses of the Brazilian subsidiary’s future reversal of existing taxable temporary differences, their projections of future taxable income and related assumptions used in developing the projected financial information and their identification of available tax planning opportunities. Furthermore, our audit also included the testing of controls that address the completeness and accuracy of the data used in the analyses for the Brazilian subsidiary.

To test the realizability of the deferred tax assets arising from NOLs in Brazil, and after consideration of the material weaknesses in internal controls at the ‘Mexico Fixed’ segment related to the deferred tax assets arising from employee benefits, our audit procedures included, among others, the review of management’s estimates of future taxable income, the methodology used, the significant assumptions and the underlying data used by the Company in developing the projected financial information, such as customer attrition rates, growth rates, and other key assumptions by comparing them with historical, economic and industry trends and evaluating whether changes to the Company’s business model and other factors would significantly affect the projected financial information. We also involved our valuation specialists to evaluate the analysis and assumptions used, and to test the calculations used by the Company.

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

Discount rate used in determining defined benefit pension obligations in Mexico

Description of the Matter
As discussed in Note 2 q) and in Note 18 to the consolidated financial statements, as of December 31, 2023, the defined benefit pension obligation balance was Ps. 134,188,504 thousand, which was primarily derived from the ‘Mexico Fixed’ segment. The Company assessed and updated its estimates and assumptions used to actuarially measure and value the defined benefit pension obligation as of December 31, 2023, using the assistance of independent actuarial specialists.

F-3

Auditing the defined benefit pension obligation related specifically to the ‘Mexico Fixed’ segment involved complex auditor judgement and required the involvement of our actuarial and valuation specialists because of the highly judgmental nature of the discount rate used in the Company’s measurement process. This assumption was complex because it required a valuation of the credit quality of the corporate bonds used to develop the discount rate and the correlation of those bonds’ cash inflows to the timing and amount of future expected benefit payments. Additionally, auditing the defined benefit pension obligation of the ‘Mexico Fixed’ segment was complex, as there were material weaknesses in internal controls over the design and operating effectiveness of controls to assess the completeness and accuracy of information produced by the entity.

How We Addressed the Matter in Our Audit
To test the determination of the discount rate of the defined benefit pension obligation we involved our valuation and actuarial specialists to assist us in evaluating the methodology used to select the yield curve applied on the calculation, assessing the credit quality of the corporate bonds that comprise the yield curve and the timing and amount of cash flows at maturity with the expected amounts and duration of the related benefit payments.

We also evaluated the objectivity and competence of management’s internal specialist responsible for overseeing the determination of the discount rate and the independent actuarial specialists through the consideration of their professional qualifications, experience and use of accepted methodology.

We also assessed the adequacy of the related financial statement disclosures.

/s/ MANCERA, S.C.
A member of Ernst & Young Global Limited
We have served as the Company’s auditor since 1993.
Mexico City, Mexico
April 29, 2024, except for the effects of the Additional Material Weaknesses in the ‘Mexico Fixed’ and ‘Mexico Wireless’ segments described in the second paragraph of the Opinion on the Consolidated Financial Statements above, as to which the date is April 9, 2025.

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

F-9
3