Form 20-F
period 2024-12-31
AMERICA MOVIL SAB DE CV/
filed 2025-05-14
CIK 1129137

As filed with the Securities and Exchange Commission on May 14, 2025
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 20-F
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024 or
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
The number of outstanding shares of each of the registrant’s classes of capital or common stock as of December 31, 2024:

61,000 million B Shares
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

☒	Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☐	Emerging growth company
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.
							Yes	☒	No	☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.
							Yes	☐	No	☒
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b).
							Yes	☐	No	☒
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing
☐ U.S. GAAP	☒	International Financial Reporting Standards as issued by the International Accounting Standards Board					☐	Other
If “other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.							☐ Item 17		☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).							Yes	☐	No	☒

(See Form 20-F Cross Reference Guide on page 87)

SELECTED FINANCIAL DATA

We prepared our audited consolidated financial statements included in this annual report in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”) (“IFRS”). The selected financial information should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements.

We present our audited consolidated financial statements in Mexican pesos (“Ps.”). This annual report contains translations of various Mexican peso amounts into U.S. dollars at specified rates solely for your convenience. You should not construe these translations as representations that the Mexican peso amounts actually represent the U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated U.S. dollar amounts from Mexican pesos at the exchange rate of Ps. 20.2683 to U.S.$1.00, which was the rate reported by Banco de México on December 31, 2024, as published in the Official Gazette of the Federation (Diario Oficial de la Federación, or “Official Gazette”).

On October 6, 2022, we combined our Chilean Operation, Claro Chile, S.A. (“Claro Chile”), with the Chilean operation of Liberty Latin America, Ltd. (“LLA”), VTR, in order to create Claro Chile, SpA. From October 6, 2022, to October 31, 2024, we classified Claro Chile, SpA as a joint venture and recognized its operations using the equity accounting method. The operations of Claro Chile S.A. prior to October 6, 2022 were classified as discontinued operations. On October 31, 2024, AMX converted its outstanding notes in Claro Chile, SpA into equity and consolidated Claro Chile, SpA into its operations. Therefore, the operations of Claro Chile, SpA, as from October 31, 2024 are consolidated into our operations. Immediately following such conversion, we held approximately 91.0% of the outstanding shares of Claro Chile, SpA and LLA held the remaining 9.0%. As of December 31, 2024, we had increased our ownership interest in Claro Chile, SpA, to 94.9%. See Notes 2 Ac), 12 a) and 12 b) to our audited consolidated financial statements included in this annual report.

	FOR THE YEAR ENDED DECEMBER 31,
	2022(2)(3)		2023		2024		2024
	(in millions of Mexican pesos, except share and per share amounts)						(in millions of U.S. dollars, except share and per share amounts)
STATEMENT OF COMPREHENSIVE INCOME DATA:
Operating revenues	Ps.	844,501	Ps.	816,013	Ps.	869,221	U.S.	42,886
Operating costs and expenses, excluding depreciation and amortization		514,996		496,443		524,993		25,902
Depreciation and amortization		158,634		151,786		164,128		8,098
Operating income		170,871		167,784		180,100		8,886
Net profit for the year from continuing operations	Ps.	88,225	Ps.	80,790	Ps.	27,591	U.S.	1,362
Net loss for the year from discontinued operations		(6,719)		-		-		-
Net profit for the year	Ps.	81,506	Ps.	80,790	Ps.	27,591	U.S.	1,362
NET PROFIT (LOSS) ATTRIBUTABLE FOR THE YEAR TO:
Equity holders of the parent from continuing operations	Ps.	82,878	Ps.	76,111	Ps.	22,902	U.S.	1,131
Equity holders of the parent from discontinued operations		(6,719)		-		-		-
Equity holders of the parent	Ps.	76,159	Ps.	76,111	Ps.	22,902	U.S.	1,131
Non-controlling interests		5,347		4,679		4,689		231
Net profit for the year	Ps.	81,506	Ps.	80,790	Ps.	27,591	U.S.	1,362
EARNINGS PER SHARE:
Basic and diluted from continuing operations	Ps.	1.30	Ps.	1.21	Ps.	0.37	U.S.	0.02
Basic and diluted from discontinued operations	Ps.	(0.11)		-		-		-
Dividends declared per share (1)	Ps.	0.44	Ps.	0.46	Ps.	0.48	U.S.	0.02
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (MILLIONS):
Basic		63,936		63,049		61,723		-
Diluted		63,936		63,049		61,723		-
BALANCE SHEET DATA:
Property, plant and equipment, net	Ps.	657,226	Ps.	628,651	Ps.	713,784	U.S.	35,218
Right-of-use assets		121,874		113,568		199,460		9,841
Total assets		1,618,099		1,564,186		1,793,921		88,509
Short-term debt and current portion of long-term debt		102,024		160,964		104,211		5,142
Short-term liability related to right-of-use of assets		32,902		24,375		35,437		1,748
Long-term debt		408,565		339,713		463,375		22,861
Long-term liability related to right-of-use of assets		101,247		100,794		177,666		8,766
Capital stock		95,365		95,362		95,357		4,705
Total equity	Ps.	437,829	Ps.	421,702	Ps.	432,184	U.S.	21,323
NUMBER OF OUTSTANDING SHARES (MILLIONS) (4):
AA Shares		20,555		-		-		-
A Shares		488		-		-		-
L Shares		42,282		-		-		-
B Shares		-		62,450		61,000		-

(1)
Figures for each year provided represent the annual dividend declared at the general shareholders’ meeting for that year. For information on dividends paid per share translated into U.S. dollars, see “Share Ownership and Trading—Dividends” under Part IV of this annual report.

(2)
On July 1, 2022, we completed the sale of the operations of Claro Panama, S.A. (“Claro Panama”) to Cable & Wireless Panama, S.A., an affiliate of LLA. As a result of the sale of Claro Panama, in accordance with IFRS 5 the operations of Claro Panama are classified as discontinued operations for the reporting periods prior to 2023 presented in the consolidated financial information included in this annual report. See “Overview—Discontinued Operations” under Part II of this annual report and Note 2 Ac to our audited consolidated financial statements included in this annual report.

(3)
As a result of the incorporation of Claro Chile, SpA as a joint venture in 2022, in accordance with IFRS 5, the operations of Claro Chile are classified as discontinued operations for the reporting periods prior to 2023 presented in the consolidated financial information included in this annual report and are recognized through the equity method from October 6, 2022 onwards. On October 31, 2024, AMX regained the control of Claro Chile, SpA and consolidated its operations. See “Overview—Discontinued Operations” under Part II of this annual report and see Notes 2 Ac), 12 b) and 12 a) to our audited consolidated financial statements included in this annual report.

(4)
We have not included earnings or dividends on a per American Deposit Share (“ADS”) basis. On December 20, 2022, our shareholders approved the conversion (such conversion, the “Reclassification”) of all of our AA Shares, A Shares and L Shares into a single series of B Shares on a one-for-one basis, and on March 16, 2023, our B Shares started trading. As of March 31, 2025, we have 60,740 million B shares outstanding. Each B Share ADS represents 20 B Shares.

PART I: INFORMATION ON THE COMPANY

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

BUSINESS OVERVIEW

We provide telecommunications services in 23 countries. We are a leading telecommunications services provider in Latin America, ranking first in wireless, fixed-line, broadband and Pay TV services based on the number of RGUs (as defined under “Key Performance Indicators”).

Our largest operations are in Mexico and Brazil, which together account for over half of our total RGUs and where we have the largest market share based on RGUs. We have operations in 16 countries in the Americas and seven countries in Central and Eastern Europe as of December 31, 2024. For a list of our principal subsidiaries, see Note 2 a(ii) to our audited consolidated financial statements and “Additional Information—Exhibit 8.1” under Part VII of this annual report.

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

KEY PERFORMANCE INDICATORS

Our customers generate revenue for us by purchasing one or more of our services. We refer to each service that a customer purchases as a revenue generating unit (“RGU”). Our management has identified RGUs as a key performance indicator (“KPI”) that helps measure the performance of our operations because it allows the Company to assess its performance on a per-service basis. Each wireless subscription, which includes prepaid and postpaid subscriptions, is counted as a single RGU, while a single fixed service customer can have multiple RGUs, depending on the services we provide in its respective country. Fixed RGUs consist of fixed voice, fixed data and Pay TV units (which include customers of our Pay TV services and, separately, of certain other digital services). The figures below reflect total wireless subscriptions and fixed RGUs of all our consolidated subsidiaries in the following reportable segments:

•	Mexico Wireless;

•	Mexico Fixed;

•	Brazil;

•	Colombia;

•	Southern Cone (Argentina)

•	Southern Cone (Chile, Paraguay and Uruguay);

•	Andean Region (Ecuador and Peru);

•	Central America (Costa Rica, El Salvador, Guatemala, Honduras and Nicaragua);

•	the Caribbean (the Dominican Republic and Puerto Rico); and

•	Europe (Austria, Belarus, Bulgaria, Croatia, North Macedonia, Serbia and Slovenia).

	AS OF DECEMBER 31,
	2022	2023	2024
	(in thousands)
WIRELESS RGUS
Mexico	82,851	83,834	84,613
Brazil	83,260	86,951	87,145
Colombia	37,550	39,240	40,953
Southern Cone (Argentina)	23,875	24,928	25,909
Southern Cone (Chile, Paraguay and Uruguay)	8,266	8,239	9,151
Andean Region	21,365	21,936	22,548
Central America	16,673	17,266	17,241
Caribbean	7,345	7,592	7,910
Europe	23,897	25,245	27,123
Total Wireless RGUS	305,082	315,230	322,593
FIXED RGUS:
Mexico	20,824	21,171	21,936
Brazil	24,136	23,089	22,390
Colombia	9,248	9,440	9,583
Southern Cone (Argentina)	2,546	3,212	3,668
Southern Cone (Chile, Paraguay and Uruguay)	3,596	3,510	3,393
Andean Region	2,608	2,473	2,567
Central America	4,624	4,923	5,203
Caribbean	2,774	2,787	2,843
Europe	6,204	6,270	6,353
Total Fixed RGUs	76,560	76,875	77,936
Total RGUs	381,642	392,105	400,529

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

Wireless Operations

In 2024, our wireless voice and data operations generated revenues of Ps.458.5 million, representing 52.8% of our consolidated revenues. As of December 31, 2024, our wireless operations represented approximately 80.5% of our total RGUs, an increase from 80.4%, as of December 31, 2023.

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

The voice and data plans are either “postpaid,” where the customer is billed monthly for the previous month, or “prepaid,” where the customer pays in advance for a specified volume of use over a specified period. Postpaid plans increased as a percentage of the wireless base from 39.7% in December 2023 to 40.8% as of December 31, 2024, while prepaid plans represented 59.2% as of December 31, 2024.

Our wireless voice services are offered under a variety of plans to meet the needs of different market segments. In addition, we often bundle wireless data communications services together with wireless voice services. Our wireless subsidiaries had approximately 323 million wireless voice and data subscriptions as of December 31, 2024.

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

In general, our average rates per minute of wireless voice (“ARPM”) are very competitive for both prepaid and postpaid plans. ARPM is a measure used widely among companies in the telecommunications industry to compare the rates of voice calls of both prepaid and postpaid plans. Our average rates per minute of wireless voice used in 2024 increased by approximately 6.8% at constant exchange rates relative to 2023. This increase is mainly driven by a decrease in number of voice minutes due to increased data usage.

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

Fixed Operations

In 2024, our fixed voice, data, broadband and IT solutions had revenues of Ps.262.5 billion, representing 30.2% of our consolidated revenues. As of December 31, 2024, our fixed operations represented approximately 19.5% of our total RGUs, a decrease from 19.6% as of December 31, 2023.

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

Pay TV

We offer Pay TV through cable and satellite TV subscriptions to both retail and corporate customers under a variety of plans. As of December 31, 2024, we had approximately 13.8 million Pay TV RGUs, a decrease of approximately 232 thousand Pay TV RGUs from the prior year.

Pay TV revenues consist primarily of charges from subscription services, additional programming, including on-demand programming and advertising.

OTT Services

We sell video, audio and other media content that is delivered through the internet directly from the content provider to the viewer or end user. Our most important service is ClaroVideo, an on-demand internet streaming video provider with more than 32,500 content titles sold across all the Latin American and Caribbean markets in which we operate. We offer bundled packages of ClaroVideo, which may include:

•	Subscription video on demand, providing unlimited access to our entire catalogue of content titles for a fixed monthly subscription fee;
 -+
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

Other Services

Other services, and revenues from such services, include software development, call center services, entertainment content and news, telephone directories, advertising, cybersecurity services, mobile banking and corporate IT solutions.

Services and Products by Country

The following table is a summary of our principal services rendered and products produced as of December 31, 2024, in the countries in which we operate.

	WIRELESS VOICE, DATA AND VALUE ADDED SERVICES(1)	FIXED VOICE, DATA, BROADBAND, AND IT SERVICES(2)	PAY TV	OTT SERVICES(3)
Argentina	✓	✓	✓	✓
Austria	✓	✓	✓	✓
Belarus	✓	✓	✓	✓
Brazil	✓	✓	✓	✓
Bulgaria	✓	✓	✓	✓
Chile	✓	✓	✓	✓
Colombia	✓	✓	✓	✓
Costa Rica	✓	✓	✓	✓
Croatia	✓	✓	✓	✓
Dominican Republic	✓	✓	✓	✓
Ecuador	✓	✓	✓	✓
El Salvador	✓	✓	✓	✓
Guatemala	✓	✓	✓	✓
Honduras	✓	✓	✓	✓
North Macedonia	✓	✓	✓	✓
Mexico	✓	✓		✓(4)
Nicaragua	✓	✓	✓	✓
Paraguay	✓	✓	✓	✓
Peru	✓	✓	✓	✓
Puerto Rico	✓	✓	✓	✓
Serbia	✓			✓
Slovenia	✓	✓	✓	✓
Uruguay	✓			✓

(1)	Includes voice communication and international roaming services, interconnection and termination services, SMS, MMS, e-mail, mobile browsing, entertainment and gaming applications.
(2)	Fixed voice includes local calls, national and international long-distance.
(3)	Includes ClaroVideo and ClaroMúsica.
(4)	Services provided by non-concessionaire subsidiaries.

OUR NETWORKS

Our networks are one of our main competitive advantages. Today, we own and operate one of the largest integrated platforms based on our covered population across 16 countries in Latin America, and we are expanding our network in Europe.

INFRASTRUCTURE

For the year ended December 31, 2024, our capital expenditures totaled Ps.130.8 billion, which allowed us to increase our network, expand our capacity and upgrade our systems to operate with the latest technologies. With fully convergent platforms, we are able to deliver high-quality voice, video and data products.

As of December 31, 2024, the main components of our infrastructure were comprised of:

•
Cell sites: 116,000 sites with 2G, 3G, 4G and/or 5G technologies across Latin America and Europe. We have been expanding our coverage and improving quality and speed with a number of street cells and indoor solutions. On August 8, 2022, we completed the spin-off to Sitios Latinoamérica, S.A.B. de C.V. (“Sitios Latam”) of our telecommunications towers and other related passive infrastructure in Latin America outside of Mexico, Colombia and our telecommunications towers existing in the Dominican Republic and Peru prior to the spin-off. Between February and July 2023, we completed the sale of all of our telecommunications towers in the Dominican Republic and Peru. See “Acquisitions, Other Investments and Divestitures.”

•	Fiber-optic network: More than 1.4 million km. Our network reached approximately 118 million homes.

•
Submarine cable systems: Capacity in more than 200 thousand km of submarine cables, including the AMX-1 submarine cable that extends 18.3 thousand km and connects the United States to Central and South America with 13 landing points and also the South Pacific Submarine Cable that extends 7.3 thousand km along the Latin American Pacific coast, connecting Guatemala, Ecuador, Peru and Chile with five landing points. Both systems provide international connectivity to all of our subsidiaries in these geographic areas.

•
Satellites: Five. Star One S.A. (“Star One”) has the most extensive satellite system in Latin America, with a fleet that covers the United States, Mexico, Central America and South America. We use these satellites to supply capacity for DTH services for Claro TV throughout Brazil and in other DTH Operations, as well as cellular backhaul, video broadcast and corporate data networks.

•
Data centers: 41. We use our data centers to manage a number of cloud solutions, such as Infrastructure as a Service (“IAAS”), Software as a Service (“SAAS”), security solutions and unified communications.

TECHNOLOGY

Our primary wireless networks use GSM/EDGE, 3G, 4G LTE and 5G technologies, which we offer in most of the countries where we operate. We aim to increase the speed of transmission of our data services and have been expanding our 5G coverage. In 2022, we began our 5G rollout in some countries in the Latin America region. In February 2022, we launched 5G in Mexico through Telcel, which was the largest data infrastructure deployment in Latin America. As of December 31, 2024 we covered close to 55.0% of the population in Mexico and Brazil with 5G services.

We transmit wireless calls and data through radio frequencies that we use under spectrum licenses. Spectrum is a limited resource, and, as a result, we may face spectrum and capacity constraints on our wireless network. We continue to invest significant capital in expanding our network capacity and reach and to address spectrum and capacity constraints on a market-by-market basis.

The table below presents a summary of the population covered by our network, by country, as of December 31, 2024.

GENERATION TECHNOLOGY
	GSM	UMTS	LTE	5G
	(% of covered population)
Argentina	99.28%	98.53%	98.99%	13.26%
Austria	99.99%	93.87%	99.19%	84.01%
Belarus	99.90%	99.90%	-	-
Brazil	95.44%	96.80%	96.77%	50.47%
Bulgaria	99.85%	99.37%	99.52%	86.30%
Chile	90.77%	94.36%	93.39%	-
Colombia	89.67%	89.96%	88.82%	11.71%
Costa Rica	90.74%	96.74%	97.98%	-
Croatia	99.00%	99.00%	98.18%	94.29%
Dominican Republic	99.00%	99.00%	90.00%	61.00%
Ecuador	95.95%	85.19%	84.57%	-
El Salvador	82.10%	97.40%	90.96%	-
Guatemala	87.51%	91.15%	90.26%	29.82%
Honduras	73.93%	82.07%	75.66%	-
North Macedonia	99.76%	99.85%	97.50%	98.48%
Mexico	95.24%	97.08%	95.18%	58.69%
Nicaragua	71.66%	79.17%	79.18%	-
Paraguay	76.86%	81.23%	84.98%	-
Peru	88.03%	85.30%	85.73%	30.98%
Puerto Rico	0.00%	96.95%	99.26%	91.66%
Serbia	99.70%	73.10%	99.30%	-
Slovenia	99.90%	-	99.40%	81.20%
Uruguay	99.54%	99.23%	98.74%	17.27%

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

We continue to seek ways to optimize our portfolio, including by finding investment opportunities in telecommunications and related companies worldwide, including in markets where we are already present, and we often have several possible acquisitions under consideration. We may pursue opportunities in Latin America or in other areas in the world. Some of the assets that we acquire may require significant funding for capital expenditures. We can give no assurance as to the extent, timing or cost of such investments. We also periodically evaluate opportunities for dispositions, in particular for businesses and in geographies that we no longer consider strategic. Recent developments related to acquisitions, other investments and divestitures include:

•
On February 6, 2023, América Móvil and Österreichische Beteiligungs AG (OBAG) entered into a definitive 10-year agreement ensuring América Móvil’s control over Telekom Austria AG (TKA), granting them the right to nominate the majority of TKA’s supervisory board members and the chairman/CEO. Both parties agreed to support the spin-off of mobile towers in most TKA operating countries, including Austria. To fund this, a €500 million, five-year loan was secured for EuroTeleSites AG, and a €500 million bond was launched on July 6, 2023. The spin-off was approved on August 1, 2023, and completed on September 22, 2023, with EuroTeleSites listed on the Vienna Stock Exchange. TKA contributed €290 million in assets to EuroTeleSites.

•
On October 3, 2024, AMX received approval by the National Economic Prosecutor’s Office of the Republic of Chile (Fiscalia Nacional Económica) to consolidate Claro Chile, SpA into its operations. As a result, on October 31, 2024, AMX converted its outstanding notes in Claro Chile, SpA into equity and consolidated Claro Chile, SpA into its operations. As of December 31, 2024, AMX held a 94.9% interest in Claro Chile, SpA.

For additional information on our acquisitions and investments, see Note 12 to our audited consolidated financial statements included in this annual report.

MARKETING, SALES AND DISTRIBUTION, CUSTOMER SERVICES

MARKETING

We advertise our services and products through different channels with consistent and distinct branding and targeted marketing. We advertise via print, radio, television, digital media, sports event sponsorships and other outdoor advertising campaigns. In 2024, our efforts were mainly focused on promoting our 5G services, our fiber optic rollout, leveraging the speed and quality of our networks and our fixed bundled offers, which compete on broadband speed and premium content.

We build on the strength of our well-recognized brand names to increase consumer awareness and customer loyalty. Building brand recognition is crucial for our business, and we have managed to position our brands as those of a premium carrier in most countries where we operate. According to the 2024 Brand Finance Telecom 150 report, Claro and Telcel ranked among the top forty strongest brands in the telecom sector worldwide. Also, in the Brand Finance Latin America report, Claro and Telcel were named the most valuable telecom brands and ranked among the top ten most valuable brands in the Latin America region. Kantar BrandZ named Telcel as one of the most valuable brands in Mexico. In addition, a year-end 2024 study by Austrian Brand Monitor found that A1, the brand name behind Telekom Austria, ranked number one in the Austrian telecommunications market for brand preference.

SALES AND DISTRIBUTION

Our extensive sales and distribution channels help us attract new customers and develop new business opportunities. We primarily sell our services and products through a network of retailers and service centers for retail customers and a dedicated sales force for corporate customers, with more than 420,000 points of sale and more than 3,400 customer service centers. Our subsidiaries also sell their services and products online.

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

PART II:
OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERVIEW

Discontinued Operations

On July 1, 2022, we completed the sale of our Panamanian operations to Cable & Wireless Panama, S.A., an affiliate of LLA, as previously disclosed in our press release furnished on a report on Form 6-K on July 1, 2022. As a result of the sale of Claro Panama, in accordance with IFRS 5, the operations of Claro Panama are classified as discontinued operations for the reporting periods prior to 2023. Accordingly, where applicable, results were presented for the relevant periods in the profit (loss) after tax from discontinued operations in the consolidated financial information included in this annual report. Operating and financial information presented herein therefore excludes Claro Panama, including for periods prior to the sale.

Claro Chile, SpA Consolidation

On October 6, 2022, we entered into an agreement to combine our Chilean operations with LLA in order to create Claro Chile, SpA, a 50:50 joint venture, as a result of which Claro Chile ceased to be our wholly owned subsidiary, as previously disclosed in our press release furnished on a report on Form 6-K on October 6, 2022. In accordance with IFRS 11, this transaction was classified as a joint venture, since we exercise joint control over Claro Chile, SpA with LLA, and all relevant decisions require the consent of both parties. As a result of the incorporation of the Claro Chile, SpA as a joint venture, in accordance with IFRS 5, the operations of Claro Chile are classified as discontinued operations for the reporting periods prior to 2023 presented in the consolidated financial information included in this annual report and are recognized through the equity method from October 6, 2022. Accordingly, where applicable, results were presented for the relevant periods in the profit (loss) after tax from discontinued operations in the consolidated financial information included in this annual report. Operating and financial information presented herein therefore excludes Claro Chile, including for periods prior to the joint venture agreement. On October 3, 2024, AMX received the approval by the National Economic Prosecutor’s Office of the Republic of Chile (Fiscalia Nacional Económica) to consolidate Claro Chile, SpA (which, until then, was still a 50:50 joint venture) into its operations. As a result, on October 31, 2024, AMX converted its outstanding notes in Claro Chile, SpA into equity and consolidated Claro Chile, SpA into its consolidated financial statements. At the effective date of the conversion, LLA retained an approximate 9.0% interest and AMX an approximate 91.0% interest. As of December 31, 2024, AMX held a 94.9% interest in Claro Chile, SpA.

Segments

We have operations in 23 countries, which are aggregated for financial reporting purposes into ten reportable segments. Our operations in Mexico are presented in two segments—Mexico Wireless and Mexico Fixed, which consist mainly of Telcel and Telmex, respectively. Our headquarters’ operations are allocated to the Mexico Wireless segment. Our operations in the Southern Cone are presented in two segments, Argentina, and Uruguay, Paraguay and Chile. Financial information about our segments is presented in Note 23 to our audited consolidated financial statements included in this annual report.

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

All comparisons at constant exchange rates in our consolidated figures exclude Argentina. Our Argentine subsidiary is subject to the accounting guidelines applicable to hyperinflationary economies, with all the accounting variables expressed in real terms at constant Argentine pesos. Pursuant to IFRS Accounting Standards, for consolidation purposes in our consolidated financial statements—with no other economy considered hyperinflationary—Argentine peso figures expressed in constant Argentine peso terms at the prevailing prices at the end of a reporting period must be converted into Mexican pesos at the exchange rate observed at the end of such reporting period. Due to hyperinflationary conditions in Argentina and the magnitude of the Argentine peso’s depreciation, the application of the above-referenced norm generates unusual effects. Therefore, we exclude Argentina from all consolidated figures cited at constant exchange rates.

Our consolidated results of operations at constant exchange rates also exclude our Chilean operations for November and December 2024 due to our consolidation of Claro Chile, SpA into our operations on October 31, 2024 as further described above under “Acquisitions, Other Investments and Divestures.”

Effects of Exchange Rates

Our results of operations are affected by changes in currency exchange rates. In 2024 compared to 2023, the Mexican peso was weaker against several of our operating currencies, including the U.S. Dollar, the Euro and the Colombian peso.

Since most of our debt is issued by América Móvil out of Mexico, to the extent that our functional currency, the Mexican peso, appreciates or depreciates against the currencies in which our indebtedness is denominated, we may incur foreign exchange gains or losses that are recorded as foreign currency exchange (loss) gain, net in our consolidated statements of comprehensive income.

Changes in exchange rates also affect the fair value of derivative financial instruments that we use to manage our currency-risk exposure, which are generally not accounted for as hedging instruments. In 2024, the Mexican peso weakened against the currencies in which most of our indebtedness is denominated, and we recorded net foreign exchange loss of Ps.70.7 billion and net fair value losses on derivatives of Ps.2.1 billion. See Note 7 to our audited consolidated financial statements included in this annual report.

Effects of Regulation

We operate in a regulated industry. Our results of operations and financial condition have been, and will continue to be, affected by regulatory actions and changes. Significant regulatory developments are presented in more detail in “Regulation” under Part VI and “Risk Factors” under Part III of this annual report.

Comparison of Results of Operations Between 2023 and 2022

Discussions of year-over-year comparisons between 2023 and 2022 that are not included in this report can be found under Part II, “Operating and Financial Review and Prospects” of our Form 20-F/A for the fiscal year ended December 31, 2023, as filed on May 1, 2024 (File No. 001-16269).

Composition of Operating Revenues

In 2024, our total operating revenues were Ps.869.2 billion. Our operating revenues are derived from the sale of wireless and fixed voice services, wireless and fixed data services, including OTT services, value-added services and IT solutions, Pay TV, equipment, accessories and other services. For more information, see “Operating and Financial Review and Prospects—Results of Operations” under Part II of this annual report.

Seasonality of our Business

Our business is subject to a certain degree of seasonality, characterized by a higher number of new customers during the fourth quarter of each year. We believe this seasonality is mainly driven by the Christmas shopping season.

General Trends Affecting Operating Results

Our results of operations in 2024 reflected several continuing long-term trends, including:

•	intense competition, with growing costs for marketing and subscriber acquisition and retention, as well as increasing service prices;

•	developments in the telecommunications regulatory environment;

•	growing demand for data services over fixed and wireless networks, as well as for smartphones and devices with stronger data service capabilities;

•	declining demand for voice services;

•	declining demand for traditional Pay TV services;

•	increasing capital expenditures linked to higher demand for connectivity;

•	our continued strategic focus on our cost savings programs in view of pressures from costs of customer care, the growing size and complexity of our infrastructure and general price inflation; and

•	instability in economic conditions caused by political uncertainty, inflation, imposition of tariffs and volatility in financial markets and exchange rates.

These trends are broadly characteristic of our businesses in all regions in recent years, and they have affected comparable telecommunications providers as well.

RESULTS OF OPERATIONS

CONSOLIDATED RESULTS OF OPERATIONS FOR 2024 AND 2023

As described above under “Constant Currency Presentation,” due to hyperinflationary conditions in Argentina, for comparative purposes, our consolidated results of operations at constant exchange rates exclude Argentina.

Our consolidated results of operations at constant exchange rates also exclude our Chilean operations for November and December 2024, due to our consolidation of Claro Chile, SpA into our operations on October 31, 2024 as further described above under “Acquisitions, Other Investments and Divestures.”

Operating Revenues

Total operating revenues for 2024 increased by 6.5%, or Ps.53.2 billion, over 2023. At constant exchange rates, total operating revenues for 2024 increased by 2.9% over 2023. This increase at constant exchange rates principally reflects an increase in mobile service revenues and a favorable trend in fixed services, partially offset by a decrease in fixed voice and Pay TV service revenues.

SERVICE REVENUES. Service revenues for 2024 increased by 7.6%, or Ps.52.7 billion, over 2023. At constant exchange rates, service revenues for 2024 increased by 4.0% over 2023. This increase at constant exchange rates principally reflects increases in revenues from our prepaid and postpaid mobile services, broadband and corporate services networks, which were partially offset by a decrease in revenues from our fixed voice and Pay TV services.

SALES OF EQUIPMENT. Sales of equipment revenues for 2024 increased by 0.4%, or Ps.0.5 billion, over 2023. At constant exchange rates, sales of equipment revenues for 2024 decreased by 3.0% over 2023. This decrease at constant exchange rates principally reflects higher sales of smartphones, data-enabled devices and accessories in Brazil, Austria, Colombia and Ecuador, which were partially offset by lower sales in Central America, Mexico and Peru.

Operating Costs and Expenses

TOTAL OPERATING COSTS AND EXPENSES. Total operating costs and expenses for 2024 increased by 5.8%, or Ps.28.6 billion, over 2023. At constant exchange rates, total operating costs and expenses for 2024 increased by 1.8% over 2023. This increase in operating costs and expenses at constant exchange rates principally reflects increased costs associated with wages and salaries, network maintenance, lease space, IT and network services and logistics.

COST OF SALES AND SERVICES. Cost of sales and services increased by 4.6%, or Ps.14.7 billion, over 2023. At constant exchange rates, cost of sales and services for 2024 increased by 1.0% over 2023. This increase in costs of sales and services at constant exchange rates principally reflects an increase in sales of higher-end smartphones, as well as in corporate network, IT services and network maintenance costs. This increase was partially offset by our cost savings program.

COMMERCIAL, ADMINISTRATIVE AND GENERAL EXPENSES. Commercial, administrative and general expenses for 2024 increased by 7.8%, or Ps.13.5 billion, over 2023. As a percentage of operating revenues, commercial, administrative and general expenses were 21.5% for 2024, as compared to 21.2% for 2023. At constant exchange rates, commercial, administrative and general expenses for 2024 increased by 3.5% over 2023. This increase in commercial, administrative and general expenses at constant exchange rates principally reflects the recognition of certain uncollectible accounts, increased expenses for customer care, customer service centers, advertising and IT solutions partially offset by our cost savings program.

OTHER EXPENSES. Other expenses for 2024 increased by Ps.0.3 billion over 2023, principally due to the conclusion of judicial processes in Colombia and an adjustment in the purchase price of Oi on October 2023 in Brazil, offset by the cost of sales of towers in Peru and the Dominican Republic.

DEPRECIATION AND AMORTIZATION. Depreciation and amortization for 2024 increased by 8.1%, or Ps.12.3 billion, over 2023. As a percentage of operating revenues, depreciation and amortization were 18.9% for 2024, as compared to 18.6% for 2023. At constant exchange rates, depreciation and amortization for 2024 increased by 2.6% over 2023. This increase in depreciation and amortization at constant exchange rates principally reflects the amortization of the new 5G license payment for our subsidiary in Colombia, as well as new frequency bands in Austria and Bulgaria and the increase in depreciation of investments in network equipment made during 2024 in our subsidiary in Brazil.

Operating Income

Operating income for 2024 increased by 7.3%, or Ps.12.3 billion, over 2023. Operating margin (operating income as a percentage of operating revenues) was 20.7% for 2024, as compared to 20.6% for 2023.

Non-Operating Items

NET INTEREST EXPENSE. Net interest expense (interest expense less interest income) for 2024 increased by 34.6%, or Ps.12.1 billion, over 2023. This increase principally reflects (i) the renewal of Mexico Wireless contracts with Sitios Latam from 5 to 10 years, in turn increasing our interest on leases, (ii) the increase in our payments of interest after the issuance of three new bonds denominated in Mexican pesos with maturities in 2029, 2031 and 2034 and (iii) the addition of three new loans from local financial institutions in Colombia during November 2024.

FOREIGN CURRENCY EXCHANGE GAIN, NET. We recorded a net foreign currency exchange loss of Ps.70.7 billion for 2024, compared to our net foreign currency exchange gain of Ps.14.7 billion for 2023. This loss principally reflects the appreciation of certain currencies against the Mexican peso, in which our indebtedness is denominated, particularly, the U.S. dollar, the euro and the British pound sterling.

VALUATION OF DERIVATIVES, INTEREST COST FROM LABOR OBLIGATIONS AND OTHER FINANCIAL ITEMS, NET. We recorded a net gain of Ps.5.6 billion for 2024 on the valuation of derivatives, interest cost from labor obligations and other financial items, net, compared to a net loss of Ps.26.8 billion for 2023. The change in 2024 principally reflects a gain on net monetary position from our subsidiaries in Argentina, and a gain on hedging instruments as a result of the appreciation of some of the currencies in which our indebtedness is denominated and the consolidation of our Chilean operations.

INCOME TAX. Our income tax expense in 2024 increased by 2.0%, or Ps.0.7 billion, over 2023. This increase is mainly due to an increase in our taxable net foreign currency exchange loss and other effects, including a Ps.4.6 billion non-deductible impairment of Claro Chile, SpA’s purchased convertible notes in 2024, as compared with Ps.12.2 billion in 2023.

Our effective corporate income tax rate as a percentage of profit before income tax was 56.1% for 2024, compared to 29.9% for 2023. This rate differs from the applicable rate of 30.0% under Mexican law and changed year over year mainly due to the tax effects of higher inflation on several of our subsidiaries and non-deductible expenses. There was a significant decrease in accounting profit before income tax of Ps.62.8 billion in 2024, compared to Ps.115.3 billion in 2023, mainly due to foreign currency exchange loss, which in turn increased the effective rate of the current year.

Net Profit

We recorded a net profit of our continuing operations of Ps.27.6 billion for 2024, a decrease of 65.8%, or Ps.53.2 billion, over 2023.

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

The following table sets forth the exchange rates used to translate the results of our most significant non‑Mexican operations, as expressed in Mexican pesos per foreign currency unit, and the change from the rate used in the prior period. The U.S. dollar is the functional currency in several of the countries or territories in which we or our subsidiaries operate, including Ecuador, Puerto Rico and El Salvador.

	Mexican pesos per foreign currency unit (average for the period) for the years ended December 31,
	2023	2024	% Change
Brazilian real	3.5545	3.3963	(4.5)
Colombian peso	0.0041	0.0045	9.8
Argentine peso	0.0681	0.0200	(70.6	)(1)
U.S. dollar	17.7617	18.3045	3.1
Euro	19.2047	19.8011	3.1

(1) As of December 31, 2024, the devaluation of the Argentine peso against the Mexican peso is due primarily due to the effects of the stated goals of the economic policies established by the new Argentine presidential administration, which involve, among other things, the devaluation of the Argentine peso by more than 60 percent against the U.S. dollar.

The tables below set forth operating revenues and operating income for each of our segments for the years indicated.

	Year ended December 31, 2024
	Operating Revenues		Intersegment Transactions and the Effects of Foreign Currency Translation	Adjusted Operating Revenues		Operating Income (Loss)		Intersegment Transactions and the Effects of Foreign Currency Translation	Adjusted Operating Income (Loss)		Operating Margin	Adjusted Operating Margin
	(in billions of Mexican pesos)	(as a % of total operating revenues)	(in billions of Mexican pesos)			(in billions of Mexican pesos)	(as a % of total operating revenues)	(in billions of Mexican pesos)			(as a % of operating revenues)	(as a % of adjusted operating revenues)

Mexico Wireless(1)	265.0	30.5	(23.7)	241.3		89.4	49.7	15.4	104.9		33.7	43.5
Mexico Fixed(1)	107.7	12.4	(17.0)	90.7		14.7	8.2	(12.6)	2.1		13.7	2.3
Brazil	170.3	19.6	2.8	173.1		30.9	17.2	(0.3)	30.7		18.2	17.7
Colombia	71.8	8.3	(6.6)	65.2		9.6	5.4	2.5	12.2		13.4	18.7
Southern Cone (Argentina)	39.7	4.6	(0.1)	39.6		1.6	0.9	12.3	13.9		3.9	35.0
Southern Cone (Paraguay, Uruguay and Chile)	8.1	0.9	(3.8)	4.2	(2)	(2.4)	(1.3)	1.3	(1.0	) (2)	(29.2)	(23.9)
Andean Region	51.4	5.9	(1.7)	49.8		8.1	4.5	2.5	10.6		15.8	21.3
Central America	48.2	5.6	(1.7)	46.6		7.5	4.2	2.0	9.6		15.6	20.5
Caribbean	36.4	4.2	(2.2)	34.2		5.9	3.3	0.0	5.9		16.2	17.2
Europe	107.7	12.4	(3.6)	104.1		16.3	9.1	(0.5)	15.8		15.2	15.2
Eliminations	(37.1)	(4.4)				(1.5)	(1.2)				4.7
Total	869.2	100.0				180.1	100.0
(1) Includes operations for income and costs of group corporate activities and other businesses. Effects of foreign currency conversion do not apply.
(2) Excludes operations in Chile.

	Year ended December 31, 2023
	Operating Revenues		Intersegment Transactions and the Effects of Foreign Currency Translation	Adjusted Operating Revenues	Operating Income (Loss)		Intersegment Transactions and the Effects of Foreign Currency Translation	Adjusted Operating Income (Loss)	Operating Margin	Adjusted Operating Margin
	(in billions of Mexican pesos)	(as a % of total operating revenues)	(in billions of Mexican pesos)		(in billions of Mexican pesos)	(as a % of total operating revenues)	(in billions of Mexican pesos)		(as a % of operating revenues)	(as a % of adjusted operating revenues)

Mexico Wireless(1)	258.8	31.7	(19.2)	239.6	84.8	50.6	13.3	98.1	32.8	40.9
Mexico Fixed(1)	101.8	12.5	(17.0)	84.8	12.1	7.2	(12.2)	(0.1)	11.8	(0.1)
Brazil	166.7	20.4	(4.5)	162.3	25.6	15.3	(1.9)	23.7	15.4	14.6
Colombia	62.7	7.7	(0.6)	62.1	10.0	5.9	3.0	12.9	15.9	20.8
Southern Cone (Argentina)	18.9	2.3	19.4	38.3	0.5	0.3	12.1	12.6	2.7	32.9
Southern Cone (Paraguay and Uruguay)	4.0	0.5	(0.0)	4.0	(0.4)	(0.3)	0.4	(0.0)	(11.1)	(0.8)
Andean Region	53.0	6.5	(0.1)	52.9	10.6	6.3	2.6	13.3	20.1	25.1
Central America	44.1	5.4	(0.1)	44.0	7.0	4.1	1.8	8.7	15.8	19.9
Caribbean	38.3	4.7	(1.2)	37.1	7.7	4.6	(0.1)	7.6	20.2	20.6
Europe	100.8	12.4	0.1	100.9	15.8	9.4	0.1	15.8	15.6	15.7
Eliminations	(33.1)	(4.1)			(5.8)	(3.4)			17.6
Total	816.0	100.0			167.8	100.0

(1) Includes operations for income and costs of group corporate activities and other businesses. Effects of foreign currency conversion do not apply.

INTERPERIOD SEGMENT COMPARISONS

The following discussion addresses the financial performance of each of our reportable segments by comparing results for 2024 and 2023. In the year-over-year comparisons for each segment, we include percentage changes in operating revenues, percentage changes in operating income and operating margin (operating income as a percentage of operating revenues), in each case calculated based on the segment financial information presented in Note 23 to our audited consolidated financial statements.

Each reportable segment includes all income, cost and expense eliminations that occurred between subsidiaries within the reportable segment. The Mexico Wireless segment also includes corporate income, costs and expenses.

For all segments, we also include percentage changes in adjusted segment operating revenues, adjusted segment operating income (loss) and adjusted operating margin (adjusted operating income as a percentage of adjusted operating revenues), which consist of segment operating revenues, segment operating income and segment operating margin, respectively, minus (i) certain intersegment transactions, (ii) for our non-Mexican segments, the effects of foreign currency translation and (iii) for the Mexican Wireless segment only, revenues and costs of group corporate activities and other businesses that are allocated to the Mexico Wireless segment. The following discussions provide a quantification of these non-IFRS Accounting Standards, presented herein to the most directly comparable financial measures calculated and presented in accordance with IFRS Accounting Standards. We have provided the non-IFRS Accounting Standards herein, which are not calculated or presented in accordance with IFRS Accounting Standards, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with IFRS Accounting Standards.

These supplemental non-IFRS Accounting Standards are presented because management has evaluated our financial results both including and excluding the adjusted items and believes that the supplemental non-IFRS Accounting Standards presented provide additional perspective and insights when analyzing our core operating performance from period to period and trends in our historical operating results. These supplemental non-IFRS Accounting Standards should not be considered superior to, as a substitute for or as an alternative to, and should be considered in conjunction with, the IFRS Accounting Standards presented herein.

Except for the Southern Cone – Argentina segment, comparisons in the following discussion are calculated using figures in Mexican pesos. For the Southern Cone – Argentina segment only, due to hyperinflationary conditions in Argentina, comparisons in the following discussion are calculated using figures in constant Argentine peso terms, i.e., adjusted for inflation in accordance with International Accounting Standard (“IAS”) 29 Financial Reporting in Hyperinflationary Economies (“IAS 29”), and must be converted into Mexican pesos at the exchange rate observed at the end of the period per IFRS rules Accounting Standards, as described above under “Constant Currency Presentation.”

Discussions of year-over-year comparisons between 2023 and 2022 that are not included in this report can be found under Part II, Operating and Financial Review and Prospects of our Form 20-F/A for the fiscal year ended December 31, 2023, as filed on April 10, 2025.

2024 COMPARED TO 2023

Mexico Wireless

The number of prepaid wireless subscriptions for 2024 increased by 0.5% over 2023, and the number of postpaid wireless subscriptions increased by 3.0%, resulting in an increase in the total number of wireless subscriptions in Mexico of 0.9%, or 780 thousand, to approximately 84.6 million as of December 31, 2024.

Segment operating revenues for 2024 increased by 2.4% over 2023. Adjusted segment operating revenues were Ps.241.3 billion in 2024 and Ps.239.6 billion in 2023, after giving effect to adjustments of Ps.(23.7) billion and Ps.(19.2) billion, respectively, for intersegment transactions and revenues of group corporate activities and other businesses that are allocated to the Mexico Wireless segment. This represents an increase of 0.7% in adjusted segment operating revenues in 2024 as compared to 2023, which principally reflects an increase in mobile services in prepaid and postpaid plans.

Segment operating income for 2024 increased by 5.5% over 2023. Adjusted segment operating income was Ps.104.9 billion in 2024 and Ps.98.1 billion in 2023, after giving effect to adjustments of Ps.15.4 billion and Ps.13.3 billion, respectively, for intersegment transactions and revenues of group corporate activities and other businesses that are allocated to the Mexico Wireless segment. This represents an increase of 6.9% in adjusted segment operating income in 2024 as compared to 2023.

Segment operating margin was 33.7% in 2024, as compared to 32.8% in 2023. Adjusted segment operating margin was 43.5% in 2024, as compared to 40.9% in 2023. This increase in segment operating margin for 2024 principally reflects the effects of our cost savings program, partially offset by increases in costs associated with network maintenance, coverage and customer care.

Mexico Fixed

The number of fixed voice RGUs in Mexico for 2024 increased by 0.4% over 2023, and the number of broadband RGUs in Mexico increased by 6.9%, resulting in an increase in total fixed RGUs in Mexico of  3.6% over 2023, or 765 thousand, to approximately 21.9 million as of December 31, 2024.

Segment operating revenues for 2024 increased by 5.8% over 2023. Adjusted segment operating revenues were Ps.90.7 billion in 2024 and Ps.84.8 billion in 2023, after giving effect to adjustments of Ps.(17.0) billion and Ps.(17.0) billion, respectively, for intersegment transactions. This represents an increase of 6.9% in adjusted segment operating revenues in 2024 as compared to 2023, due to increased revenues from broadband and corporate network services by 7.4% and 13.2% respectively.

Segment operating income for 2024 increased by 22.2% over 2023. Adjusted segment operating income was Ps.2.1 billion in 2024 and Ps.(0.1) billion in 2023, after giving effect to adjustments of Ps.(12.6) billion and Ps.(12.2) billion, respectively, for intersegment transactions. This represents a 1,935.0% increase in adjusted segment operating income in 2024 as compared to 2023, which principally reflects our cost savings program despite increases in the contractual salary of our employees, in network maintenance costs, and in IT services.

Segment operating margin was 13.7% in 2024, as compared to 11.8% in 2023. Adjusted segment operating margin was 2.3% in 2024, as compared to (0.1)% in 2023. The increase in segment operating margin for 2024 principally reflects an increase in revenues from broadband and corporate network services by 7.4% and 13.2%, respectively, despite an increase in IT solutions costs, network maintenance costs and technical expenses.

Brazil

The number of prepaid wireless subscriptions for 2024 decreased by 6.2% over 2023, and the number of postpaid wireless subscriptions increased by 4.7%, resulting in a slight increase in the total number of wireless subscriptions in Brazil of 0.2%, or 194 thousand, to approximately 87.1 million as of December 31, 2024. The increase in postpaid wireless subscriptions is due primarily to commercial efforts aimed at converting prepaid subscriptions to postpaid subscriptions. The number of fixed voice RGUs for 2024 decreased by 6.9% over 2023, the number of broadband RGUs increased by 2.9%, and the number of Pay TV RGUs decreased by 8.5%, resulting in a decrease in total fixed RGUs in Brazil of 3.0%, or 699 thousand, to approximately 22.4 million as of December 31, 2024. The number of Pay TV RGUs for 2024 and 2023 has been adjusted to the criteria by which we report to the local regulator.

Segment operating revenues for 2024 increased by 2.1% over 2023. Adjusted segment operating revenues were Ps.173.1 billion in 2024 and Ps.162.3 billion in 2023, after giving effect to adjustments of Ps.2.8 billion and Ps.(4.5) billion, respectively, for intersegment transactions and the effects of foreign currency translation. This represents an increase of 6.7% in adjusted segment operating revenues in 2024 as compared to 2023, which principally reflects stronger performance in postpaid and broadband services, partially offset by a slight decrease in prepaid, fixed voice and Pay TV.

Segment operating income for 2024 increased by 20.7% over 2023. Adjusted segment operating income was Ps.30.7 billion in 2024 and Ps.23.7 billion in 2023, after giving effect to adjustments of Ps.(0.3) billion and Ps.(1.9) billion, respectively, for intersegment transactions and the effects of foreign currency translation. This represents an increase of 29.2% in adjusted segment operating income in 2024 as compared to 2023.

Segment operating margin was 18.2% in 2024, as compared to 15.4% in 2023. Adjusted segment operating margin was 17.7% in 2024, as compared to 14.6% in 2023. This increase in adjusted segment operating margin for 2024 principally reflects the effects of our cost savings program, partially offset by a decrease in Pay TV and an increase in IT solutions costs, network maintenance, cost of equipment, and advertising.

Colombia

The number of prepaid wireless subscriptions for 2024 increased by 3.7% over 2023, and the number of postpaid wireless subscriptions increased by 6.3%, resulting in an increase in the total number of wireless subscriptions in Colombia of 4.4%, or 1.7 million, to approximately 40.9 million as of December 31, 2024. The number of fixed voice RGUs for 2024 increased by 2.5% over 2023, the number of broadband RGUs increased by 1.8% and the number of Pay TV RGUs increased by 0.2%, resulting in an increase in total fixed RGUs in Colombia of 1.5%, or 143 thousand, to approximately 9.6 million as of December 31, 2024.

Segment operating revenues for 2024 increased by 14.5% over 2023. Adjusted segment operating revenues were Ps.65.2 billion in 2024 and Ps.62.1 billion in 2023, after giving effect to adjustments of Ps.(6.6) billion and Ps.(0.6) billion, respectively, for intersegment transactions and the effects of foreign currency translation. This represents an increase of 4.9% in adjusted segment operating revenues in 2024 as compared to 2023, which principally reflects an increase in service revenues, except for fixed voice.

Segment operating income for 2024 decreased by 3.2% over 2023. Adjusted segment operating income was Ps.12.2 billion in 2024 and Ps.12.9 billion in 2023, after giving effect to adjustments of Ps.2.5 billion and Ps.3.0 billion, respectively, for intersegment transactions and the effects of foreign currency translation. This represents a decrease of 5.8% in adjusted segment operating income in 2024 as compared to 2023.

Segment operating margin was 13.4% in 2024, as compared to 15.9% in 2023. Adjusted segment operating margin was 18.7% in 2024, as compared to 20.8% in 2023. This decrease is due to the impact of exchange rate fluctuations on U.S dollar-denominated costs such as content and network maintenance, and expenses linked to inflation, such as electric energy costs.

Southern Cone – Argentina

As described above under “Interperiod Segment Comparisons,” due to hyperinflationary conditions in Argentina, comparisons in the following discussion are calculated using figures in constant Argentine peso terms, i.e., adjusted for inflation in accordance with IAS 29.

The number of prepaid wireless subscriptions for 2024 increased by 5.0% over 2023, and the number of postpaid wireless subscriptions increased by 2.1%, resulting in an increase in the total number of wireless subscriptions in Argentina of 3.9%, or 982 thousand, to approximately 25.9 million as of December 31, 2024. The number of fixed voice RGUs for 2024 increased by 13.8 % over 2023, the number of broadband RGUs increased by 15.2%, and the number of Pay TV RGUs increased by 12.7%, resulting in an increase of total fixed RGUs of 14.2%, or 456 thousand, to approximately 3.7 million as of December 31, 2024.

Segment operating revenues for 2024 increased by 109.7% over 2023. Adjusted segment operating revenues were Ps.39.6 billion in 2024 and Ps.38.3 billion in 2023, after giving effect to adjustments of Ps.(0.1) billion and Ps.19.4 billion, respectively, for intersegment transactions and the effects of foreign currency translation. This represents an increase of 3.3% in adjusted segment operating revenues in 2024 as compared to 2023, which is attributable to a slight increase in postpaid, broadband and fixed line platform and decreases in mobile prepaid, fixed voice and Pay TV service revenues.

Segment operating income for 2024 increased by 202.3% over 2023. Adjusted segment operating income was Ps.13.9 billion in 2024 and Ps.12.6 billion in 2023, after giving effect to adjustments of Ps.12.3 billion and Ps.12.1 billion, respectively, for intersegment transactions and the effects of foreign currency translation. This represents an increase of 10.1% in adjusted segment operating income in 2024 as compared to 2023.

Segment operating margin was 3.9% in 2024, as compared to 2.7% in 2023. Adjusted segment operating margin was 35.0% in 2024, as compared to 32.9% in 2023. This increase in adjusted operating margin principally reflects our cost savings program benefits.

Southern Cone – Chile, Paraguay and Uruguay

The number of prepaid wireless subscriptions for 2024 increased by 13.9% over 2023, and the number of postpaid wireless subscriptions increased by 8.5%, resulting in an increase in the total number of wireless subscriptions in Chile, Paraguay and Uruguay of 11.1%, or 912 thousand, to approximately 9.1 million as of December 31, 2024. In Chile, the number or fixed voice RGU’s for 2024 decreased 6.1% or 41 thousand, to approximately 626 thousand as of December 31, 2024. In Chile and Paraguay, the number of broadband RGUs decreased by 0.8%, and the number of Pay TV RGUs decreased by 5.2%, resulting in a decrease in total fixed RGUs in Chile, Paraguay and Uruguay of 3.3%, or 117 thousand, to approximately 3.4 million as of December 31, 2024.

Segment operating revenues for 2024 increased by 101.0% over 2023. Adjusted segment operating revenues were Ps.4.2 billion in 2024 and Ps.4.0 billion in 2023, after giving effect to adjustments of Ps.(3.8) billion and Ps.(10.2) million, respectively, for intersegment transactions and the effects of foreign currency translation. This represents an increase of 5.5% in adjusted segment operating revenues in 2024 as compared to 2023, which principally reflects an increase in prepaid, postpaid and broadband revenues, partially offset by a decrease in corporate networks and Pay TV revenues in Paraguay. In Uruguay, there was an increase in postpaid revenues and a decrease in prepaid mobile revenues.

Segment operating loss for 2024 increased by 430.0% over 2023. Adjusted segment operating loss was Ps.1.0 billion in 2024 as compared to an adjusted segment operating loss of Ps.31 million in 2023, after giving effect to adjustments of Ps.1.3 billion and Ps.0.4 billion, respectively, for intersegment transactions and the effects of foreign currency translation. This represents an increase of 3,205.6% in adjusted segment operating income in 2024 as compared to 2023.

Segment operating margin was (29.2)% in 2024, as compared to (11.1)% in 2023. Adjusted segment operating margin was (23.9)% in 2024, as compared to (0.8)% in 2023. This improvement in segment operating margin for 2024 principally reflects an increase in postpaid and broadband revenues, partially offset by a decrease in prepaid and Pay TV revenues in Paraguay and a decrease in prepaid revenues in Uruguay.

Andean Region – Ecuador and Peru

The number of prepaid wireless subscriptions for 2024 increased by 1.5% over 2023, and the number of postpaid wireless subscriptions increased by 4.9%, resulting in an increase in the total number of wireless subscriptions in our Andean Region segment of 2.8%, or 612 thousand, to approximately 22.5 million as of December 31, 2024. The number of fixed voice RGUs for 2024 decreased by 0.4% over 2023, the number of broadband RGUs increased by 6.8% and the number of Pay TV RGUs increased by 2.4%, resulting in an increase in total fixed RGUs in our Andean Region segment of 3.8%, or 94 thousand, to approximately 2.6 million as of December 31, 2024.

Segment operating revenues for 2024 decreased by 3.0% over 2023. Adjusted segment operating revenues were Ps.49.8 billion in 2024 and Ps.52.9 billion in 2023, after giving effect to adjustments of Ps.(1.7) billion and Ps.(0.1) billion, respectively, for intersegment transactions and the effects of foreign currency translation. This represents a decrease of 6.0% in adjusted segment operating revenues in 2024 as compared to 2023, which principally reflects a decrease in revenues in both Peru and Ecuador. In Peru, the decrease in revenues reflects lower revenues in fixed voice and equipment sales, partially offset by an increase in revenues from prepaid, postpaid, broadband, corporate service networks and Pay TV. In Ecuador the decrease in revenues reflects lower revenues in prepaid, broadband, fixed voice and equipment sales, partially offset by an increase in postpaid revenues, corporate service networks and Pay TV.

Segment operating income for 2024 decreased by 23.7% over 2023. Adjusted segment operating income was Ps.10.6 billion in 2024 and Ps.13.3 billion in 2023, after giving effect to adjustments of Ps.2.5 billion and Ps.2.6 billion, respectively, for intersegment transactions and the effects of foreign currency translation. This represents a decrease of 20.3% in adjusted segment operating income in 2024 as compared to 2023, which principally reflects a decrease in adjusted operating income of 7.3% in Ecuador and a decrease in adjusted operating income of 29.1% in Peru.

Segment operating margin was 15.8% in 2024, as compared to 20.1% in 2023. Adjusted segment operating margin was 21.3% in 2024, as compared to 25.1% in 2023. This decrease in the segment operating margin for 2024 principally reflects an increase in electric energy, network maintenance and administration costs.

Central America – Guatemala, El Salvador, Honduras, Nicaragua and Costa Rica

The number of prepaid wireless subscriptions for 2024 decreased by 1.5% over 2023, and the number of postpaid wireless subscriptions increased by 7.8%, resulting in a slight decrease in the total number of wireless subscriptions in our Central America segment of 0.1%, or 25 thousand, to approximately 17.2 million as of December 31, 2024. The number of fixed voice RGUs for 2024 increased by 3.4% over 2023, the number of broadband RGUs increased by 8.6%, and the number of Pay TV RGUs increased by 5.7%, resulting in an increase in total fixed RGUs in our Central America segment of 5.7%, or 280 thousand, to approximately 5.2 million as of December 31, 2024.

Segment operating revenues for 2024 increased by 9.5% over 2023. Adjusted segment operating revenues were Ps.46.6 billion in 2024 and Ps.44.0 billion in 2023, after giving effect to adjustments of Ps.(1.7) billion and Ps.(0.1) billion, respectively, for intersegment transactions and the effects of foreign currency translation. This represents an increase of 5.8% in adjusted segment operating revenues in 2024 as compared to 2023.

Segment operating income for 2024 increased by 8.4% over 2023. Adjusted segment operating income was Ps.9.6 billion in 2024 and Ps.8.7 billion in 2023, after giving effect to adjustments of Ps.2.0 billion and Ps.1.8 billion, respectively, for intersegment transactions and the effects of foreign currency translation. This represents an increase of 9.4% in adjusted segment operating income in 2024 as compared to 2023, which principally reflects an increase in prepaid, postpaid, broadband, corporate service networks and Pay TV service revenues and a decrease in fixed voice.

Segment operating margin was 15.6% in 2024, as compared to 15.8% in 2023. Adjusted segment operating margin was 20.5% in 2024, as compared to 19.9% in 2023. The variation in our segment operating margin for 2024 principally reflects increases in maintenance and electric energy costs, service acquisition costs, uncollectible accounts and wages and salaries.

Caribbean – The Dominican Republic and Puerto Rico

The number of prepaid wireless subscriptions for 2024 increased by 4.6% over 2023, and the number of postpaid wireless subscriptions increased by 3.2%, resulting in an increase in the total number of wireless subscriptions in our Caribbean segment of 4.2%, or 318 thousand, to approximately 7.9 million as of December 31, 2024. The number of fixed voice RGUs for 2024 increased by 3.1% over 2023, the number of broadband RGUs increased by 3.5% and the number of Pay TV RGUs decreased by 3.7%, resulting in an increase in total fixed RGUs of 2.0%, or 56 thousand, to approximately 2.8 million as of December 31, 2024.

Segment operating revenues for 2024 decreased by 5.0% over 2023. Adjusted segment operating revenues were Ps.34.2 billion in 2024 and Ps.37.1 billion in 2023, after giving effect to adjustments of Ps.(2.2) billion and Ps.(1.2) billion, respectively, for intersegment transactions and the effects of foreign currency translation. This represents a decrease of 7.8% in adjusted segment operating revenues in 2024 as compared to 2023, which principally reflects a decrease in prepaid, postpaid, and corporate networks in Puerto Rico and a decrease in Fixed voice in both Puerto Rico and the Dominican Republic, which was partially offset by an increase in prepaid, postpaid and corporate networks revenues in the Dominican Republic and in broadband revenues in both the Dominican Republic and Puerto Rico, and an increase in Pay TV revenues in Puerto Rico. We analyze segment results in U.S. dollars because it is the functional currency of our operations in Puerto Rico.

Segment operating income for 2024 decreased by 23.9% over 2023. Adjusted segment operating income was Ps.5.9 billion in 2024 and Ps.7.6 billion in 2023, after giving effect to adjustments of Ps.3.5 million and Ps.(0.1) billion, respectively, for intersegment transactions and the effects of foreign currency translation. This represents a decrease of 23.1% in adjusted segment operating income in 2024 as compared to 2023, which principally reflects an operating loss increase of 33.4% in Puerto Rico due to an increase in depreciation and amortization in 2024 and an operating income decrease of 11.9% in the Dominican Republic due to the sale of our telecommunication towers in 2023.

Segment operating margin was 16.2% in 2024, as compared to 20.2% in 2023. Adjusted segment operating margin was 17.2% in 2024, as compared to 20.6% in 2023. This decrease in adjusted segment operating margin for 2024 is mainly due to the reasons described above.

Europe

The number of prepaid wireless subscriptions for 2024 decreased by 1.6% over 2023, and the number of postpaid wireless subscriptions increased by 9.0%, resulting in an increase in the total number of wireless subscriptions in our Europe segment of 7.4%, or 1.9 million, to approximately 27.1 million as of December 31, 2024. The number of fixed voice RGUs for 2024 decreased by 6.3% over 2023, the number of broadband RGUs increased by 2.1% and the number of Pay TV RGUs increased by 6.8%, resulting in an increase in total fixed RGUs in our Europe segment of 1.3%, or 82 thousand, to approximately 6.3 million as of December 31, 2024.

Segment operating revenues for 2024 increased by 6.8% over 2023. Adjusted segment operating revenues were Ps.104.1 billion in 2024 and Ps.100.9 billion in 2023, after giving effect to adjustments of Ps.(3.6) billion and Ps.0.1 billion, respectively, for intersegment transactions and the effects of foreign currency translation. This represents an increase of 3.1% in adjusted segment operating revenues in 2024 as compared to 2023, which principally reflects an increase in all service revenues other than prepaid and fixed voice.

Segment operating income for 2024 increased by 3.8% over 2023. Adjusted segment operating income was Ps.15.8 billion in 2024, the same as in 2023, after giving effect to adjustments of Ps.(0.5) billion and Ps.0.1 billion, respectively, for intersegment transactions and the effects of foreign currency translation. This represents a decrease of 0.2% in adjusted segment operating income in 2024 as compared to 2023.

Segment operating margin was 15.2% in 2024, as compared to 15.6% in 2023. Adjusted segment operating margin was 15.2% in 2024, as compared to 15.7% in 2023. This decrease in adjusted segment operating margin principally reflects increases in network maintenance, service acquisition costs, wages and salaries and infrastructure leasing costs, offset by the effects of our cost savings program.

LIQUIDITY AND CAPITAL RESOURCES

FUNDING REQUIREMENTS

We generate substantial cash flows from our operations. On a consolidated basis, our cash flows from operating activities were Ps.239.3 billion in 2024, compared to Ps.248.1 billion in 2023. Our cash and cash equivalents amounted to Ps.36.7 billion at December 31, 2024, compared to Ps.26.6 billion at December 31, 2023. We believe our working capital is sufficient for our present requirements, and we anticipate generating sufficient cash to satisfy our long-term liquidity needs. We use the cash that we generate from our operations and from borrowings principally for the following purposes:

•
Capital expenditures - We make substantial capital expenditures to continue expanding and improving our networks in each country in which we operate. Our capital expenditures on plant, property and equipment and acquisition or renewal of licenses were Ps.130.8 billion in 2024, Ps.156.3 billion in 2023, and Ps.159.8 billion in 2022. The amount of capital expenditures can vary significantly from year to year, depending on acquisition opportunities, concession renewal schedules and the need for more spectrum. We have budgeted capital expenditures for 2025 of approximately U.S.$ 7.9 billion (Ps.147.9 billion), which will be primarily funded by our operating activities.

•
Acquisitions - During 2024, through two open market transactions, América Móvil, B.V. acquired an additional 2.22% of the voting rights in Telekom Austria. As of December 31, 2024, América Móvil, B.V. has an overall ownership of 60.6% of the total outstanding shares of Telekom Austria. The amount paid in both transactions was Ps. 2,306,271.

•
Short-term debt and contractual obligations - We must pay interest on our indebtedness and repay principal when due. As of December 31, 2024, we had approximately Ps.142.3 billion in debt and contractual obligations due in 2025, including approximately Ps.104.2 billion of principal and amortization, Ps.35.4 billion in short-term lease debt, and Ps.2.7 billion in purchase obligations.

•
Long-term debt and contractual obligations - As of December 31, 2024, we had approximately Ps.222.9 billion in debt and contractual obligations due between 2026 and 2028, including approximately Ps.126.6 billion of principal and amortization, Ps.76.5 billion in long-term lease debt, and Ps.19.8 billion in purchase obligations. On the same date, we had approximately Ps.187.6 billion in debt and contractual obligations due between 2029 and 2030, including approximately Ps.97.3 billion of principal and amortization, Ps.80.3 billion in long-term lease debt, and Ps.10.0 billion in purchase obligations. On the same date, we had approximately Ps.293.7 billion in debt and contractual obligations due after 2030, including approximately Ps.239.5 billion of principal and amortization, Ps.20.9 billion in long-term lease debt, and Ps.33.3 billion in purchase obligations.

•
Dividends - We pay regular dividends. We paid Ps.31.0 billion in dividends in 2024 and Ps.30.5 billion in 2023. On May 14, 2025 our shareholders approved the payment of a Ps.0.52 ordinary dividend per share in two equal installments. See “Share Ownership and Major Shareholders Trading—Dividends” under Part IV in this annual report.

•
Share repurchases - We regularly repurchase our own shares. We spent Ps.22.7 billion repurchasing our own shares in the open market in 2024 and Ps.14.3 billion in 2023. As of March 31, 2025, we have spent Ps.3.8 billion repurchasing our shares in the open market in 2025, but whether we will continue to do so will depend on our operating cash flow and on various other considerations, including market prices and our other capital requirements. On May 14, 2025 our shareholders authorized the allocation of an amount up to Ps.10 billion for our buyback program for the April 2025 to April 2026 period, adding to such amount the buyback program fund’s balance as of such date.  See “Share Ownership and Major Shareholders Trading—Purchases of Equity Securities by the Issuer and Affiliate Purchasers” under Part IV of this annual report.

BORROWINGS

In addition to cash flows generated from operations, we rely on a combination of borrowings from a range of different sources, including the international capital markets, the local capital markets in Mexico and other countries where we operate, international and local banks, equipment suppliers and export credit agencies. We seek to maintain access to diverse sources of funding. In managing our funding, we generally seek to keep our leverage, as measured by the ratio of net debt to EBITDA, at a level that is consistent with maintaining the ratings given to our debt by the principal credit rating agencies. Net debt is defined as total debt (determined as short- and long-term debt; as shown in the below table) minus (i) cash and cash equivalents and (ii) equity investments available for sale at fair value through other comprehensive income (“OCI”). EBITDA is defined as operating income plus depreciation (which includes both depreciation of right-of-use assets and other depreciation). The following discussions provide a quantification of net debt, presented herein to the most directly comparable financial measures calculated and presented in accordance with IFRS Accounting Standards. We do not utilize EBITDA to report financial figures in the body of this annual report.

Our total consolidated indebtedness as of December 31, 2024, was Ps.567.6 billion, of which Ps.104.2 billion was short-term debt (including the current portion of long-term debt), compared to Ps.500.7 billion as of December 31, 2023.

As of December 31, 2024, our net debt totaled Ps.484.2 billion, compared to net debt of Ps.385.4 billion as of December 31, 2023. At December 31, 2024, we had cash and cash equivalents of Ps.36.7 billion and equity investments available for sale at fair value through OCI of Ps.46.7 billion.

Without taking into account the effects of derivative financial instruments that we use to manage our interest rate and currency risk, approximately 77.0% of our indebtedness at December 31, 2024 was denominated in currencies other than Mexican pesos (approximately 47.4% of such non-Mexican peso debt was in U.S. dollars and 52.6% in other currencies). Approximately 17.7% of our consolidated debt obligations bore interest at floating rates. After the effects of derivative transactions, approximately 41.2% of our net debt as of December 31, 2024, was denominated in Mexican pesos.

The weighted average cost of all our third-party debt at December 31, 2024 (excluding commissions and reimbursement of certain lenders for Mexican taxes withheld) was approximately 6.1% per annum.

Our major categories of indebtedness at December 31, 2024 are summarized in the table below. See also Note 14 to our audited consolidated financial statements included in this annual report.

Total Debt(1)
(millions of Mexican pesos)
SENIOR NOTES

DENOMINATED IN U.S. DOLLARS
VTR Comunicaciones 5.125% Senior Notes due 2028(2)	4,143
VTR Finance 6.375% Senior Notes due 2028(2) (3)	4,676
VTR Comunicaciones 4.375% Senior Notes due 2029(2)(4)	2,402
América Móvil 3.625% Senior Notes due 2029	20,268
América Móvil 2.875% Senior Notes due 2030	20,268
América Móvil 4.700% Senior Notes due 2032	15,201
América Móvil 6.375% Senior Notes due 2035	19,890
América Móvil 6.125% Senior Notes due 2037	7,484
América Móvil 6.125% Senior Notes due 2040	40,446
América Móvil 4.375% Senior Notes due 2042	23,309
América Móvil 4.375% Senior Notes due 2049	25,335
Total	183,423
DENOMINATED IN MEXICAN PESOS
Commercial Paper 10.420% - 11.530% due 2025	6,501
América Móvil 0.000% Domestic Senior Notes due 2025(5)	6,201
América Móvil TIIE + 0.050% Domestic Senior Notes due 2025(6)	3,000
América Móvil TIIE + 0.300% Domestic Senior Notes due 2025	409
América Móvil 9.350% Domestic Senior Notes due 2028	11,016
América Móvil 10.125% Senior Notes due 2029	17,500
América Móvil 9.500% Senior Notes due 2031	17,000
América Móvil 9.520% Domestic Senior Notes due 2032	14,679
América Móvil 10.300% Senior Notes due 2034	20,000
América Móvil 8.460% Senior Notes due 2036	7,872
Telmex 8.360% Domestic Senior Notes due 2037	4,964
América Móvil 4.840% Domestic Senior Notes due 2037	11,062
Total	120,205
DENOMINATED IN EURO
Commercial Paper 2.870% - 3.840% due 2025	26,158
Telekom Austria 1.500% Senior Notes due 2026	15,745
América Móvil 0.750% Senior Notes due 2027	15,868
América Móvil 2.125% Senior Notes due 2028	12,521
EuroTeleSites 5.250% Senior Notes due 2028	10,497
EuroTeleSites Euribor 3M + 1.050% Senior Notes due 2028	3,779
Total	84,569
DENOMINATED IN BRAZILIAN REAIS
Claro Brasil CDI + 1.370% Domestic Senior Notes due 2025	4,910
Claro Brasil CDI + 1.350% Domestic Senior Notes due 2026	4,910
Claro Brasil CDI + 1.200% Domestic Senior Notes due 2027	9,819
Claro Brasil CDI + 0.550% Domestic Senior Notes due 2028	4,910
Claro Brasil IPCA + 5.769% Domestic Senior Notes due 2029	8,183
Total	32,732
DENOMINATED IN POUND STERLING
América Móvil 5.000% Senior Notes due 2026	12,688
América Móvil 5.750% Senior Notes due 2030	16,494
América Móvil 4.948% Senior Notes due 2033	7,613
América Móvil 4.375% Senior Notes due 2041	19,032
Total	55,827
DENOMINATED IN JAPANESE YEN
América Móvil 2.950% Senior Notes due 2039	1,674
Total	1,674
DENOMINATED IN CHILEAN PESOS
América Móvil 4.000% Senior Notes due 2035	3,907
Total	3,907
BANK DEBT AND OTHER
DENOMINATED IN EUROS	6,088
DENOMINATED IN MEXICAN PESOS	10,380
DENOMINATED IN US DOLLARS	23,511
DENOMINATED IN PERUVIAN SOLES	21,298
DENOMINATED IN COLOMBIAN PESOS	17,008
DENOMINATED IN CHILEAN PESOS	6,548
DENOMINATED IN DOMINICAN PESOS	416
Total	85,249
Total Debt	567,586
Less short-term debt and current portion of long-term debt	104,211
Total Long-term Debt	463,375

(1)	Table reflects third party debt. Totals may not sum due to rounding.
(2)	We understand certain of our affiliates may own Notes.
(3)	Does not include Ps.4,878 million of the outstanding Notes owned by our subsidiaries.
(4)	Does not include Ps.3,478 million of the outstanding Notes owned by our subsidiaries.
(5)	The notes matured on February 13, 2025 and were paid in full.
(6)	The notes matured on April 15, 2025 and were paid in full.

Additional information about certain categories of our indebtedness is provided below. These categories are not mutually exclusive, and a borrowing may belong to more than one category of indebtedness.

Mexican peso-denominated international notes and global peso notes program. Our 8.460% senior notes due 2036 are denominated in Mexican pesos, but all amounts in respect of the notes are payable in U.S. dollars, unless a holder of notes elects to receive payment in Mexican pesos in accordance with specified procedures. In contrast, notes issued under our global peso notes program (as described below) are denominated and payable in Mexican pesos only.

Under our global peso notes program, we have historically issued Mexican peso-denominated notes that can be distributed and traded in Mexico and internationally. The notes are registered with the U.S. Securities and Exchange Commission (the “SEC”) in the United States and with the Comisión Nacional Bancaria y de Valores (the “CNBV”) in Mexico. On July 6, 2023, we issued a Ps.17 billion (approximately U.S.$ 1 billion) 9.500% sustainable bond maturing in January 2031. On February 1, 2024, we issued a Ps.20 billion (approximately U.S.$1.1 billion) 10.300% sustainable bond maturing in 2034. Proceeds obtained from these two series of notes were used, in whole or in part, to finance or refinance expenditures and investments in existing environmental and high impact social projects under our sustainable finance framework. On March 27, 2024, we issued a Ps.17.5 billion (approximately U.S.$ 1 billion) 10.125% bond maturing in January 2029. Proceeds obtained from this series of notes may be used for general corporate purposes.

Mexican peso-denominated domestic notes. Our domestic senior notes (certificados bursátiles) sold in the Mexican capital markets have varying maturities, ranging from 2025 through 2037, and bear interest at fixed, floating and inflation-linked rates. Pursuant to our current domestic senior notes program, we may issue long-term debt in Mexican pesos or Investment Units (unidades de inversión, or UDIs) and commercial paper. At December 31, 2024, the outstanding amount in commercial paper and long-term debt was Ps.6.5 billion and Ps.40.2 billion, respectively, under such programs.

International notes. We have outstanding debt securities in the international markets denominated in U.S. dollars, pounds sterling and euros. We have also issued debt securities in the local market in Japan.

Bank loans. At December 31, 2024, we had approximately Ps.85.2 billion outstanding under a number of bank facilities bearing interest at fixed and variable rates. We also have two revolving syndicated credit facilities—one for U.S.$2.5 billion expiring in February 2029 and one for the Euro equivalent of U.S.$1.5 billion expiring in May 2026, which contains a sustainability-linked framework. As long as the facilities are committed, a commitment fee is paid. As of December 31, 2024, the Company had drawn U.S. $600 million from the U.S.$2.5 billion revolving syndicated credit facility. Both facilities include covenants that limit our ability to incur secured debt, to effect a merger in which the surviving entity would not be América Móvil or to sell substantially all of our assets. In addition, both facilities require us to maintain a consolidated ratio of debt to EBITDA not greater than 4.0 to 1.0 and a consolidated ratio of EBITDA to interest expense not less than 2.5 to 1.0. As of the date of this annual report, we are in compliance with these covenants.

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

Euro-denominated commercial paper program. From time to time, we have issued commercial paper under our euro-denominated commercial paper program. At December 31, 2024, the outstanding amount was Ps.26.2 billion under such program.

As of December 31, 2024 we had, on an unconsolidated basis, unsecured and unsubordinated indebtedness of approximately Ps.401.5 billion (U.S.$19.8 billion), excluding guarantees of subsidiaries’ indebtedness. As of December 31, 2024, our subsidiaries had indebtedness (excluding guarantees of indebtedness of us and our other subsidiaries) of approximately Ps.166.0 billion (U.S.$8.2 billion).

GUARANTOR FINANCIAL INFORMATION

Some of the public securities issued by América Móvil in international and Mexican capital markets are guaranteed by Telcel, a wholly-owned subsidiary. As of December 31, 2024, the aggregate principal amount of debt guaranteed by Telcel was Ps.104.0 billion. Telcel stopped giving guarantees to America Movil’s debt in September 2011. The guarantees provide that, in case of the failure of the Company to punctually make payment of any principal, premium, interest, additional amounts or any other amounts that may become payable by the Company in respect of the notes, Telcel agrees to immediately pay the amount that is due and required to be paid.

The following tables present summarized unconsolidated financial information for the Company and Telcel after eliminating transactions and balances between them.

	AS OF DECEMBER 31, 2024 (in millions of Mexican pesos)
	PARENT		GUARANTOR
Current assets	Ps.	13,420	Ps.	50,329
Total assets		66,026		288,307
Current liabilities		42,614		183,326
Total liabilities		436,123		262,288

	YEAR ENDED DECEMBER 31, 2024 (in millions of Mexican pesos)
	PARENT		GUARANTOR
Total revenues	Ps.	-	Ps.	238,431
Operating income		(6,755)		119,204
Net profit for the year		(61,248)		119,451

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

As of December 31, 2024, the net fair value of our derivatives and other financial items was a net liability of Ps.11.5 billion, which are described in Note 7 to our audited consolidated financial statements. For additional information, see Note 2 v to our audited consolidated financial statements included in this annual report.

PART III:
RISK FACTORS

RISKS RELATING TO OUR OPERATIONS

Competition in the telecommunications industry is intense and could adversely affect the revenues and profitability of our operations

Our businesses face substantial competition. We expect that competition will intensify in the future as a result of the entry of new competitors, the development of new technologies, including artificial intelligence, products and services and convergence. We also expect consolidation in the telecommunications industry, as companies respond to the need for cost reduction and additional spectrum. This trend may result in larger competitors with greater financial, technical, promotional and other resources to compete with our businesses.

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

Our ability to compete successfully will depend on our coverage, the quality of our network and service, our rates, customer service, effective marketing, our success in selling double, triple and quadruple play packages and our ability to anticipate and respond to various competitive factors affecting the telecommunications industry, including new services and technologies, changes in consumer preferences, demographic trends, economic conditions and discount pricing strategies by competitors. Recently, we have observed a trend among governments in certain countries where we operate in actively participating in the provision of telecommunications services as competitors. In addition, a failure to effectively anticipate or adapt to new technologies (including those that use artificial intelligence (“AI”)) or the more successful adoption of new technologies by our competitors could significantly and adversely affect our competitive position.

If we are unable to respond to competition and compensate for declining prices by adding new customers, increasing usage and offering new services, our revenues and profitability could decline.

Governmental or regulatory actions could adversely affect our operations

Our operations are subject to extensive government regulation and can be adversely affected by changes in law, regulation or regulatory policy. The licensing, construction, operation, sale, resale and interconnection arrangements of telecommunications systems in Latin America and elsewhere are regulated to varying degrees by government or regulatory authorities. Any of these authorities having jurisdiction over our businesses could adopt or change regulations or take other actions that could adversely affect our operations, including in the regulatory realms of data privacy and competition in the telecommunications industry. In particular, the regulation of prices that operators may charge for their services and environmental matters, including renewable energy and climate change regulation, could have a material adverse effect by reducing our profit margins. We expect to see enhanced regulations from some of the governments where we operate, including Mexico, that are specific to the services we provide. See “Regulation” under Part VI for a discussion on the functional separation of Telmex and Telnor wholesale services, “Legal Proceedings” under Part VII and Note 17 to our audited consolidated financial statements included in this annual report.

In addition, changes in political administrations could lead to new regulation and the adoption of policies that could adversely affect our operations, including those concerning competition and taxation of communications services. For example, since 2013, Mexico has implemented reforms to the telecommunications sector that aim to promote more competition and investment by imposing asymmetric regulation upon economic agents deemed “preponderant or dominant.” The asymmetric regulations that are applicable to us, which have adversely affected the results of our Mexican operations, may be reviewed every two years. There are several proposed laws in the Mexican congress that would codify asymmetric regulations and may restrict the current review process or result in additional regulation or increased penalties. We are unable to anticipate the effect of an amendment on existing asymmetric regulations, or the imposition of new ones, on our results or operations in Mexico. In other countries, we could also face policies such as preferences for local over foreign ownership of communications licenses and assets or for government over private ownership, which could make it more cumbersome or impossible for us to continue to develop our businesses. Restrictions such as those described above could result in lower revenues or require capital investments, all of which could materially adversely affect our businesses and results of operations.

On January 20, 2025, the new U.S. administration issued an Executive Order calling for the U.S. Department of State to designate certain international cartels and transnational criminal organizations as Foreign Terrorist Organizations (“FTOs”), following which, on February 20, 2025, the U.S. government designated eight such entities as FTOs. These designations expand the tools available for U.S. authorities to prosecute members of FTOs or individuals or entities alleged to have provided them “material support” and increases the risk of potential criminal and civil liability against such entities or individuals. The potential direct and indirect effects on U.S. and Mexican businesses is uncertain.

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

We are contesting significant tax assessments

We and some of our subsidiaries have been notified of tax assessments for significant amounts by the tax authorities of the countries in which we operate, especially in Brazil, Mexico and Colombia. The tax assessments relate to, among other things, alleged improper deductions and underpayments. We are contesting these tax assessments in several administrative and legal proceedings, and our challenges are at various stages. The amounts claimed by the tax authorities in these matters are significant. In many cases, we have not established a provision in our audited financial statements for these matters, or the amount claimed may be significantly in excess of any reserve established. We evaluate income tax contingencies applying IAS 12 Income Taxes and IFRIC 23 Uncertainty Over Income Tax Treatments. For other tax contingencies we consider the applicable IFRS Accounting Standards. Our significant tax assessments are described in Note 17 to our audited consolidated financial statements included in this annual report. If determined adversely to us, these proceedings may have a material adverse effect on our business, results of operations, financial condition or prospects. In addition, in some jurisdictions, challenges to tax assessments require the posting of a bond or security for the contested amount, which may reduce our flexibility in operating our business.

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

Inflationary pressures on costs may impact our network construction, financial condition and results of operations

As a provider of telecommunications and technology services, we sell handsets, wireless data cards, wireless computing devices and customer premises equipment manufactured by various suppliers. We depend on suppliers to provide us, directly or through other suppliers, with items such as network equipment, customer premises equipment, and wireless-related equipment such as mobile hotspots, handsets, wirelessly enabled computers, wireless data cards and other connected devices for our customers. In 2024 and 2025 year to date, the costs of these inputs and the costs of labor necessary to develop and maintain our networks and our products and customer care services have increased. In addition, many of these inputs are subject to price fluctuations from a number of factors, including, but not limited to, imposition of tariffs, market conditions, demand and volatility in the prices for raw materials used in the production of these devices and network components, weather, climate change, energy costs (including as a result of the ongoing conflict in Ukraine, which has resulted in historically high energy market prices), currency fluctuations, supplier capacities, governmental actions, import and export requirements (including tariffs), and other factors beyond our control. Although we are unable to predict the impact on our ability to source materials in the future, we expect these supply pressures to continue into 2025. We also expect the pressures of input cost inflation to continue into 2025.

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

If our churn rate increases, our business could be negatively affected

The cost of acquiring a new subscriber is much higher than the cost of maintaining an existing subscriber. Accordingly, subscriber deactivations, or “churn,” could have a material negative impact on our operating income, even if we are able to obtain one new subscriber for each lost subscriber. A substantial majority of our subscribers are prepaid, and we do not have long-term contracts with them. Our average churn rate on a consolidated basis was 2.9% for the year ended December 31, 2024, and 3.0% for the year ended December 31, 2023. If we experience an increase in our churn rate, our ability to achieve revenue growth could be materially impacted. In addition, a decline in general economic conditions could lead to an increase in churn, particularly among our prepaid subscribers.

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

Government or regulatory actions with respect to certain suppliers may impact us. For example, if tariffs are imposed by Mexico on the countries where our key suppliers are located, those tariffs could affect our ability to import products that are important to our operations. Additionally, the U.S. Federal Communications Commission has adopted rules blocking the importation or sale of certain technology products that it said pose security risks to U.S. critical infrastructure, including products of Chinese technology suppliers. The government of the United States is likewise urging other countries to avoid the operations of certain Chinese suppliers of network equipment and technologies in their territory. The escalation of U.S. restrictions on certain foreign technologies and the impact of such restrictions on our operations, which can be difficult to predict, may adversely affect our business, reputation and financial condition.

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

Views about ESG are diverse and rapidly changing, and there is currently no market consensus on what precise attributes are required for a particular project to be defined as “green,” “social” or “sustainable.”  Therefore, no assurance can be provided that any projects considered by us as “green,” “social” or “sustainable” will meet all stakeholder expectations regarding social, environmental or sustainability performance. There can be no guarantee that our projects will deliver environmental, social and/or sustainability benefits as anticipated, or that adverse environmental, social and/or sustainability impacts will not occur during the operation of such projects. If we do not meet our stakeholders’ expectations or we are not effective in addressing ESG matters or achieve relevant sustainability goals, trust in our brand may suffer and our business or our ability to access capital could be harmed.

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

Our management previously identified a material weakness in our internal control over financial reporting

Our management identified material weaknesses in our internal control over financial reporting in connection with the preparation of our consolidated financial statements as of and for the years ended December 31, 2023 and December 31, 2024. In light of material weaknesses as of December 31, 2024 related to (i) ineffective information technology general controls related to user access, change management and segregation of duties at our “Colombia” and “Mexico Fixed” segments; (ii) lack of design and operating effectiveness of relevant controls associated with the prepaid and postpaid revenue processes at our “Mexico Wireless” segment; and (iii) controls at our “Colombia”, “Mexico Fixed” and “Mexico Wireless” segments not being sufficiently designed nor operating effectively to assess the completeness and accuracy of information provided by the entity, our disclosure controls and procedures were not effective as of December 31, 2024. For more information, see “Governance––Controls and Procedures––Management’s Annual Report on Internal Control over Financial Reporting” under Part V of this annual report. We also identified material weaknesses as of December 31, 2023 as previously disclosed in our 20-F/A for the year ended December 31, 2023, filed with the SEC on April 10, 2025.

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

Issues related to the development and use of AI could give rise to legal or regulatory action, damage our reputation or otherwise materially harm our business.

We may incorporate AI technology into our business in the future and our commercial partners, supplier and contractor may utilize AI as well. AI presents risks, challenges and unintended consequences that could affect our business. AI algorithms and training methodologies may be flawed. Additionally, AI technologies are complex and rapidly evolving. We intend to use AI responsibly, trying to identify and mitigate ethical and legal issues presented by its use. AI-related issues, deficiencies or failures could give rise to legal or regulatory action, including with respect to proposed legislation regulating AI or as a result of new applications of existing data protection, privacy, intellectual property and other laws, and could damage our reputation or could have a material adverse effect on our business and results of operations.

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

For example, in September and October, 2024, a new President and Congress, respectively, assumed office in Mexico. The newly installed Congress has enacted constitutional reforms, which are in the process of being fully implemented. We cannot predict the impact of such full implementation on our business and operations, or whether the current administration will implement additional substantial changes in law, policy and regulations in Mexico, the timing thereof, or the effect such reforms could have on our business, results of operations, financial condition and prospects. In December 2024, a constitutional amendment was enacted, under which our existing telecommunications and competition authorities will be dissolved, and their current responsibilities will be transferred to new centralized federal agencies, which are expected to have broader authority to impose additional regulations and greater sanctions. We cannot further predict the impact that other political developments in Mexico will have on the Mexican economy, nor can we provide any assurances that these events, over which we have no control, will not have an adverse effect on our business, financial condition and results of operations.

With respect to Brazil, changes in elected representatives and the perceptions of risks in connection with volatility related to elections in Brazil, ongoing corruption and other investigations and policies and potential changes to address these matters or otherwise, including economic and fiscal reforms, may impact our Brazilian operations.

Argentina has a hyperinflationary economy, and there is no assurance that inflation rates will not rise further in the future. As of the date of this Annual Report, inflation is currently declining, and efforts by the Argentine government to contain and reduce inflation are expected to continue being successful. However, if the value of the Argentine Peso cannot be stabilized through fiscal and monetary policies, an increase in inflation rates could occur again.

Additionally, in Mexico, economic conditions are strongly impacted by those of the United States. In the context of the 2024 United States presidential election, there is continuing uncertainty regarding U.S. policies with respect to matters of importance to Mexico and its economy, particularly with respect to trade and migration. In November 2024, elections took place in the United States, resulting in a change to the nation’s leadership. The new U.S. administration has implemented or announced that it will implement certain policies, including the imposition of increased tariffs at various levels on imports from Mexico, Canada and China, among others, which may lead to economic slowdown, supply chain constraints, currency volatility and additional inflation, further increasing our operational costs and potentially affecting demand for our products. Although whether and to what extent these measures are adopted is uncertain, the imposition of new import tariffs and similar actions by the United States, as well as potential retaliatory tariffs by Mexico or other countries, could have a general impact on geopolitical conditions and, in turn, negatively affect our business, financial conditions and results of operations.

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

In the context of an international transition to market-based reference rates, in Mexico, the Central Bank (Banco de México) has led an effort to migrate to a new reference rate, “Funding TIIE” (TIIE de Fondeo). Since January 1, 2024, use of the existing TIIE rate has been restricted for new agreements and, for existing agreements, the TIIE’s calculation methodology was adjusted in accordance with the new Funding TIIE.

Changes in exchange rates could adversely affect our financial condition and results of operations

We are affected by fluctuations in the value of the currencies in which we conduct operations compared to the currencies in which our indebtedness is denominated. Such changes result in exchange losses or gains on our net indebtedness and accounts payable. In 2024, we reported net foreign exchange losses of Ps.70.7 billion.

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

Developments in other countries may affect the market price of our securities and adversely affect our ability to raise additional financing

The market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other countries, including the United States, the European Union (the “EU”) and emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Mexico, investors’ reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Mexican issuers. Crises in the United States, the EU and emerging market countries may diminish investor interest in securities of Mexican issuers. For example, in response to the ongoing military conflict involving Russia and Ukraine, the United States, other North Atlantic Treaty Organization member states, as well as non-member states, have announced targeted economic sanctions on Russia, certain Russian citizens and enterprises. The continuation of the conflict may trigger a series of additional economic and other sanctions enacted by the United States, other North Atlantic Treaty Organization member states, and other countries. This could materially and adversely affect economic conditions, the market price of our securities and our operations in Belarus, and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all. The ongoing military conflict in the Middle East is also a source of uncertainty. The conflict could bring about disruption, instability and volatility in global markets and supply chains, which could in turn adversely affect our business operations and financial performance. Further, the imposition of increased import tariffs and related measures by governments, such as those announced by the United States on February 1, 2025, as well as potential retaliatory tariffs by other countries and other further related developments could have a general impact on international trade, possibly leading to adverse economic conditions in Mexico and other countries where we operate. Further, adverse economic conditions in the United States or other related events could have an adverse effect on the Mexican economy. Additionally, although economic conditions in other countries may differ significantly from economic conditions in Mexico, investors’ reactions to developments in other countries may have an adverse effect on the market value of securities of Mexican issuers or of Mexican assets.

PART IV:
SHARE OWNERSHIP AND MAJOR SHAREHOLDERS TRADING

MAJOR SHAREHOLDERS

The following table sets forth our capital structure as of March 31, 2025.

SERIES(1)	NUMBER OF SHARES (MILLIONS)	PERCENT OF CAPITAL
Outstanding B Shares (no par value)	60,740	100.0%
Total	60,740	100.0%
(1)
On December 20, 2022, our shareholders approved the Reclassification of all of our AA Shares, A Shares and L Shares into a single series of B Shares on a one for one basis, and on March 16, 2023, our B Shares started trading.

According to reports of beneficial ownership of our shares filed with the SEC, as of March 31, 2025, the Slim Family may be deemed to control us through their interests in a Mexican trust that holds B Shares for their benefit (the “Family Trust”), their interest in Control Empresarial de Capitales, and their direct ownership of our shares. See “Management—Directors” and “Management— Executive Committee” under Part V and “Related Party Transactions” under this Part IV of this annual report.

The following table identifies owners of more than 5.0% of our shares as of March 31, 2025. Except as described in the table below and the accompanying notes, we are not aware of any holder of more than 5.0% of our shares. See “Management—Share Ownership of Directors and Senior Management” under Part V of this annual report.

SHAREHOLDER	SHARES OWNED (MILLIONS)	PERCENT OF CLASS(1)
B SHARES:
Family Trust(2)	17,743	29.2%
Control Empresarial de Capitales(3)	10,896	17.9%
Carlos Slim Helú(4)	5,200	8.6%

(1)	Percentage figures are based on the number of shares outstanding as of March 31, 2025.
(2)
The Family Trust is a Mexican trust that holds B Shares for the benefit of members of the Slim Family. In addition to shares held by the Family Trust, members of the Slim Family, including Carlos Slim Helú, directly own an aggregate of 13,790 million B Shares representing 22.7% of all outstanding B Shares. According to beneficial reports filed with the SEC, none of these members of the Slim Family, other than Carlos Slim Helú, individually directly own more than 5.0% of our shares.

(3)
Includes shares owned by subsidiaries of Control Empresarial de Capitales, formerly known as Inversora Carso. Based on beneficial ownership reports filed with the SEC, Control Empresarial de Capitales is a Mexican sociedad anónima de capital variable and may be deemed to be controlled by the Slim Family.

(4)	Based on beneficial ownership reports filed with the SEC.

As of March 31, 2025, 8.5% of the outstanding B Shares were represented by B Share ADSs, each representing the right to receive 20 B Shares, and 99.9% of the B Share ADSs were held by 6,311 registered holders with addresses in the United States. We have no information concerning the number of holders with registered addresses in the United States that hold B Shares not represented by ADSs.

RELATED PARTY TRANSACTIONS

Our subsidiaries purchase materials or services from a variety of companies that may be deemed for certain purposes to be under common control with us, including Telesites, Sitios Latam, Grupo Carso, Grupo Financiero Inbursa and their respective subsidiaries.

These services include insurance and banking services provided by Grupo Financiero Inbursa and its subsidiaries. In addition, we sell products in Mexico through the Sanborns and Sears Operadora store chains. Some of our subsidiaries also purchase network construction services and materials from subsidiaries of Grupo Carso. Our subsidiaries purchase these materials and services on terms no less favorable than they could obtain from unaffiliated parties, and would have access to other sources if our related parties ceased to provide them on competitive terms.

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

PAYMENT DATE	PESOS PER SHARE	DOLLARS PER SHARE
November 11, 2024	Ps. 0.24	U.S.$0.0135
July 15, 2024	Ps. 0.24	U.S.$0.0121
November 13, 2023	Ps. 0.23	U.S.$0.0131
July 17, 2023	Ps. 0.23	U.S.$0.0136
August 29, 2022	Ps. 0.44	U.S.$0.0221

On May 14, 2025, our shareholders approved a cash dividend of Ps. 0.52 per share, payable in two installments of Ps. 0.26 each on July 14, 2025 and November 10, 2025.

The declaration, amount and payment of dividends by América Móvil is determined by majority vote of the holders of B Shares (i.e., all of our shareholders), generally on the recommendation of the Board of Directors, and depends on the results of operations, financial condition, cash requirements, future prospects and other factors considered relevant by majority vote of the holders of B Shares.

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

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATE PURCHASERS

In our 2022 annual ordinary shareholders’ meeting, our shareholders authorized an increase to the buyback program by an amount equal to Ps. 26 billion, which after the increase amounted to Ps. 36,539 billion to repurchase shares from April 2022 to April 2023.

In our 2023 annual shareholders’ meeting, our shareholders authorized the allocation of an amount equal to Ps. 20 billion for the buyback program for the April 2023 to April 2024 period, such amount included the balance of the Company’s buyback program as of the date of the shareholders’ meeting.

In our 2024 annual shareholders’ meeting, our shareholders authorized the allocation of an amount equal to Ps.15 billion for the buyback program for the April 2024 to April 2025 period, adding to such amount the buyback program balance, if any, as of the date of the shareholders’ meeting.

On November 8, 2024, our shareholders approved an increase in the amount of Ps. 15 billion for the buyback program for the April 2024 to April 2025 period. Such amount was added to the balance of the buyback program fund on that date. Additionally, on November 8, 2024, our shareholders approved (i) the cancellation of our treasury shares acquired by us as part of our buyback program and (ii) the amendment of our bylaws to reduce the capital stock in proportion to the cancelled shares. We expect to continue to periodically repurchase at our discretion our shares on the open market pursuant to guidelines approved by our Board of Directors, using funds up to an amount authorized by our shareholders.

In our 2025 annual shareholders’ meeting, our shareholders authorized the allocation of an amount of up to Ps.10 billion for our buyback program for the April 2025 to April 2026 period, in addition to any unused balance under the existing buyback program, if any, as of the date of the shareholders’ meeting.

The following table sets out information concerning purchases of our shares by us and our affiliated purchasers in 2024.

PERIOD	TOTAL NUMBER OF SHARES PURCHASED(1)	AVERAGE PRICE PER SHARE		TOTAL NUMBER OF SHARES PURCHASED AS PART OF PUBLICLY ANNOUNCED PLANS OR PROGRAMS	APPROXIMATE MEXICAN PESO VALUE OF SHARES THAT MAY YET BE PURCHASED UNDER THE PLANS OR PROGRAMS(2)
January 2024	112,000,000	Ps.	15.65	112,000,000	Ps.	5,931,485,574.00
February 2024	125,000,000		15.63	125,000,000		3,989,093,614.48
March 2024	69,000,000		15.97	69,000,000		2,893,797,470.98
April 2024	184,000,000		15.65	184,000,000		15,029,936,004.48
May 2024	118,000,000		16.53	118,000,000		13,091,019,653.51
June 2024	190,000,000		15.61	190,000,000		10,142,518,950.49
July 2024	140,000,000		15.96	140,000,000		7,921,319,145.88
August 2024	34,000,000		16.11	34,000,000		7,376,735,180.91
September 2024	68,000,000		16.07	68,000,000		6,290,371,847.35
October 2024	127,000,000		16.14	127,000,000		4,252,236,966.63
November 2024	143,000,000		15.65	143,000,000		17,026,490,642.28
December 2024	140,000,000		15.03	140,000,000		14,934,246,156.22
Total Shares	1,450,000,000			1,450,000,000

(1)	This includes purchases by us and our affiliated purchasers in 2024.
(2)	This is the approximate Mexican peso amount available at the end of the period for purchases of our shares pursuant to our share repurchase program.

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

The sale or other transfer or disposition of shares not carried out through the Mexican Stock Exchange and not held in the form of B Share ADSs will be subject to a 25.0% tax rate in Mexico, which is applicable to the gross proceeds realized from the sale.

Alternatively, a nonresident holder may, subject to certain requirements, elect to pay taxes on the net gain realized from the sale of shares at a rate of 35.0%.

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

Pursuant to the Tax Treaty, gains realized by a U.S. resident that is eligible to receive benefits pursuant to the Tax Treaty from the sale or other disposition of Series B Shares or B Share ADSs, even if the sale or disposition is not carried out under the circumstances described in the preceding paragraphs, will not be subject to Mexican income tax, provided that the gains are not attributable to a permanent establishment or a fixed base in Mexico, and further provided that such U.S. holder owned less than 25.0% of the shares representing our capital stock (including B Share ADSs), directly or indirectly, during the 12-month period preceding such disposition. U.S. residents should consult their own tax advisors as to their possible eligibility under the Tax Treaty.

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

For purposes of this discussion, a “U.S. holder” is a beneficial owner of shares or ADSs that, for U.S. federal income tax purposes, is:

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

Dividends paid in Mexican pesos will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date that they are received by the U.S. holder, in the case of shares, or by the depositary, in the case of ADSs (regardless of whether such Mexican pesos are in fact converted into U.S. dollars on such date). If such dividends are converted into U.S. dollars on the date of such receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividends. U.S. holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any Mexican pesos received by a U.S. holder or depositary that are converted into U.S. dollars on a date subsequent to receipt. Dividends paid by us will not be eligible for the dividends-received deduction allowed to corporations under the U.S. Internal Revenue Code of 1986, as amended (the “Code”).

The U.S. dollar amount of dividends received by an individual with respect to the shares and ADSs will be subject to taxation at reduced rates if the dividends are “qualified dividends.” Subject to certain exceptions for short-term and hedged positions, dividends paid on the shares and ADSs will be treated as qualified dividends if (i) (A) the shares and ADSs are readily tradable on an established securities market in the United States or (B) we are eligible for the benefits of a comprehensive tax treaty with the United States which the U.S. Treasury determines is satisfactory for purposes of this provision and which includes an exchange of information program, and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The B Share ADSs are listed on the NYSE, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. In addition, the U.S. Treasury has determined that the Tax Treaty meets the requirements for reduced rates of taxation, and we believe we are eligible for the benefits of the Tax Treaty. Based on our audited consolidated financial statements and relevant market data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to the 2023 and 2024 taxable years. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income and relevant market data, we do not anticipate becoming a PFIC for the 2025 taxable year. Holders of shares or ADSs should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

Subject to generally applicable limitations and conditions (including a minimum holding period requirement), Mexican dividend withholding tax paid at the appropriate rate applicable to the U.S. holder may be eligible for a credit against such U.S. holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include requirements adopted by the U.S. Internal Revenue Service (“IRS”) in regulations promulgated in December 2021 and any Mexican tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. holder. In the case of a U.S. holder that either (i) is eligible for, and properly elects, the benefits of the Tax Treaty, or (ii) consistently elects to apply a modified version of these rules under temporary guidance and complies with specific requirements set forth in such guidance, the Mexican tax on dividends will be treated as meeting these requirements and therefore as a creditable tax. In the case of all other U.S. holders, the application of these requirements to the Mexican tax on dividends is uncertain and we have not determined whether these requirements have been met. If the Mexican dividend tax is not a creditable tax for a U.S. holder or the U.S. holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. holder may be able to deduct the Mexican tax in computing such U.S. holder’s taxable income for U.S. federal income tax purposes. Dividend distributions will constitute income from sources without the United States and, for U.S. holders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes.

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

A U.S. holder generally will not be entitled to credit any Mexican tax imposed on the sale or other taxable disposition of the shares or ADSs against such U.S. holder’s U.S. federal income tax liability, except in the case of a U.S. holder that consistently elects to apply a modified version of the U.S. foreign tax credit rules that is permitted under temporary guidance and complies with the specific requirements set forth in such guidance. Additionally, capital gain or loss recognized by a U.S. holder on the sale or other taxable disposition of the shares or ADSs generally will be U.S. source gain or loss for U.S. foreign tax credit purposes. Consequently, even if the withholding tax qualifies as a creditable tax for U.S. foreign tax credit purposes, a U.S. holder may not be able to credit the tax against its U.S. federal income tax liability unless such credit can be applied (subject to generally applicable conditions and limitations) against tax due on other income treated as derived from foreign sources. If the Mexican tax is not a creditable tax, the tax would reduce the amount realized on the sale or other taxable disposition of the shares or ADSs even if the U.S. holder has elected to claim a foreign tax credit for other taxes in the same year. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to a sale or other taxable disposition of, the shares or ADSs and any Mexican tax imposed on such sale or disposition.

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

Taxation of Distributions

A holder of shares or ADSs that is, with respect to the United States, a foreign corporation or a nonresident alien individual (a “non-U.S. holder”) will generally not be subject to U.S. federal income or withholding tax on dividends received on shares or ADSs, unless such income is effectively connected with the conduct by the holder of a U.S. trade or business.

Taxation of Dispositions

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

Information Reporting and Backup Withholding

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

At the annual shareholders’ meeting held on May 14, 2025, the current members of the Audit and Corporate Practices Committee and the Executive Committee were reelected, the Corporate Secretary and the Corporate Pro Secretary were reappointed and Miriam Guadalupe de la Vega Arizpe was designated as a member of the Board of Directors, together with the former members of the Board of Directors, who were reelected. All directors were elected at the annual shareholders’ meeting by the holders of our shares. Ten (approximately 67.0%) of the members of the Board of Directors are independent, and four (approximately 27.0%) are women.

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

The names and positions of the members of the Board reelected or elected for the first time at the 2025 annual general shareholders’ meeting—their term expiring in 2026—their year of birth, and information concerning their committee membership and principal business activities outside América Móvil are set forth below:

CARLOS SLIM DOMIT Chairman of the Board and the Executive Committee	Born:	1967
	First elected:	2011
	Principal occupation:	Chairman of the Board of América Móvil
	Other directorships:	Chairman of the Board of Grupo Carso and its affiliates
	Business experience:	Chief Executive Officer of Sanborn Hermanos
PATRICK SLIM DOMIT Cochairman of the Board and Member of the Executive Committee	Born:	1969
	First elected:	2004
	Principal occupation:	Cochairman of the Board of América Móvil
	Other directorships:	Director of Grupo Carso and its affiliates
	Business experience:	Chief Executive Officer of Grupo Carso and Vice Chairman of Commercial Markets of Telmex
DANIEL HAJJ ABOUMRAD Director and Member of the Executive Committee	Born:	1966
	First elected:	2000
	Principal occupation:	Chief Executive Officer of América Móvil
	Other directorships:	Director of Grupo Carso and Telmex
	Business experience:	Chief Executive Officer of Compañía Hulera Euzkadi

LUIS ALEJANDRO SOBERÓN KURI Director	Born:	1960
	First elected:	2000
	Principal occupation:	Chief Executive Officer and Chairman of the Board of Corporación Interamericana de Entretenimiento (“CIE”)
	Other directorships:	Director of Banco Nacional de México
	Business experience:	Various positions at CIE and its affiliates
FRANCISCO JOSÉ MEDINA CHÁVEZ Director	Born:	1956
	First elected:	2018
	Principal occupation:	Chairman of Grupo Fame
	Other directorships:	Director of Banco Nacional de México and Grupo Comercial Chedraui
	Business experience:	Various positions at Aeroméxico and Mitsui Mexico
ERNESTO VEGA VELASCO Director and Chairman of the Audit and Corporate Practices Committee	Born:	1937
	First elected:	2007
	Principal occupation:	Independent member of the Board of Directors of certain companies.
	Other directorships:	Director of Grupo Kuo and its affiliates, Impulsora de Desarrollo y el Empleo en América Latina, Grupo Palacio de Hierro and affiliates
	Business experience:	Various positions in Desc Group, including Corporate Vice President and Nacional Financiera
RAFAEL MOISÉS KALACH MIZRAHI Director and Member of the Audit and Corporate Practices Committee
	Born:	1946
	First elected:	2012
	Principal occupation:	Chairman and Chief Executive Officer of Grupo Kaltex
	Other directorships:	Director of Grupo Carso and affiliates
	Business experience:	Various positions in Grupo Kaltex
ANTONIO COSÍO PANDO Director	Born:	1968
	First elected:	2015
	Principal occupation:	Vice President of Grupo Hotelero las Brisas, Compañía Industrial Tepeji del Río, and Bodegas de Santo Tomás
	Other directorships:	Director of Grupo Carso and its affiliates, Corporación Actinver, and Grupo Aeroméxico
	Business experience:	Various positions in Grupo Brisas and Compañía Industrial Tepeji del Río

ÓSCAR VON HAUSKE SOLÍS Director	Born:	1957
	First elected:	2011
	Principal occupation:	Chief Fixed-line Operations Officer of América Móvil
	Other directorships:	Member of the Supervisory Board of Telekom Austria and EuroTeleSites
	Business experience:	Chief Executive Officer of Telmex Internacional, Director of Systems and Telecommunications of Telmex and Board member of KPN
VANESSA HAJJ SLIM Director DAVID IBARRA MUÑOZ Director	Born:	1997
	First elected:	2018
	Principal occupation:	Director of América Móvil and Head of Business Development at Inmuebles Carso
	Other directorships:	Director of Grupo Carso
	Born:	1930
	First elected:	2000
	Principal occupation:	Retired.
	Other directorships:	Director of Grupo Carso and its affiliates, and Grupo Mexicano de Desarrollo
	Business experience:	Chief Executive Officer of Nacional Financiera and Secretary of Finance and Public Credit of Mexico
GISSELLE MORÁN JIMÉNEZ Director	Born: First elected:	1974 2021
	Principal occupation:	Chief Executive Officer of Real Estate, Market and Life-style
	Other directorships:	Director in Alignmex Real Estate Capital
	Business experience:	Corporate Commercial Director of Grupo Mundo Ejecutivo
PABLO ROBERTO GONZÁLEZ GUAJARDO Director and Member of the Audit and Corporate Practices Committee	Born:	1967
	First elected:	2007
	Principal occupation:	Chief Executive Officer of Kimberly Clark de México
	Other directorships:	Director of Kimberly Clark de México and Grupo Sanborns
	Business experience:	Various positions in the Kimberly Clark Corporation and Kimberly Clark de México

CLAUDIA JAÑEZ SÁNCHEZ Director	Born:	1971
	First elected:	2021
	Principal occupation:	Chairwoman of Consejo Mexicano de la Industria de Productos de Consumo, A.C.
	Other directorships:	Director of Bolsa Mexicana de Valores, The Mexico Fund Inc., Grupo Industrial Saltillo, HSBC Mexico and Impulsora del Desarrollo y el Empleo en América Latina
	Business experience:	Chairwoman of DuPont Latin America and Chairwoman of the Executive Council of Global Companies
MIRIAM GUADALUPE DE LA VEGA ARIZPE Director	Born:	1960
	First elected:	2025
	Principal occupation:	Chief Executive Officer of Almacenes Distribuidores de la Frontera and Vicepresident of Maximus Inmobiliaria
	Other directorships:	Director of Sitios Latinoamérica and Fresnillo, PLC
	Business experience:	Various positions in Almacenes Distribuidores de la Frontera and Grupo Maximus

Our 2025 annual ordinary general shareholders’ meeting determined that the following directors are independent: Claudia Jañez Sánchez, Gisselle Morán Jiménez, Ernesto Vega Velasco, Pablo Roberto González Guajardo, David Ibarra Muñoz, Antonio Cosío Pando, Rafael Moisés Kalach Mizrahi, Luis Alejandro Soberón Kuri, Francisco José Medina Chávez and Miriam Guadalupe de la Vega Arizpe.

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

ALEJANDRO CANTÚ JIMÉNEZ General Counsel	Appointed:	2001
	Business experience:	Member of Telekom Austria’s Supervisory Board
ÓSCAR VON HAUSKE SOLÍS Chief Fixed-line Operations Officer and Chief Information Security Officer (“CISO”)	Appointed:	2010
	Business experience:	Chief Executive Officer of Telmex Internacional; Chief Systems and Telecommunications Officer of Telmex; and Board member of KPN Supervisory Board
RAFAEL COUTTOLENC URREA Chief Wireless Operations Officer	Appointed:	2021
	Business experience:	Various positions in América Móvil

AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Ernesto Vega Velasco qualifies as an “audit committee financial expert,” and Mr. Vega Velasco is independent under the definition of independence applicable to us under the rules of the NYSE.

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

The aggregate compensation paid to our directors (including compensation paid to members of our Audit and Corporate Practices Committee) and senior management in 2024 was approximately Ps.6.5 million and Ps.103.9 million, respectively. None of our directors is a party to any contract with us or any of our subsidiaries that provides for benefits upon termination of employment. We do not provide pension, retirement or similar benefits to our directors in their capacity as directors. Our executive officers are eligible for retirement and severance benefits required by Mexican law on the same terms as all other employees, and we do not separately set aside, accrue or determine the amount of our costs that is attributable to executive officers because they are included in the overall accrual for all employees subject to such benefits.

SHARE OWNERSHIP OF DIRECTORS AND SENIOR MANAGEMENT

As of March 31, 2025, Carlos Slim Domit, Chairman of our Board of Directors, holds 2,326 million (or 3.8%) of our shares directly. Patrick Slim Domit, Cochairman of our Board of Directors, holds 1,243 million (or 2.0%) of our shares directly.

In addition, according to beneficial ownership reports filed with the SEC, Patrick Slim Domit and Carlos Slim Domit are beneficiaries of a trust and of Control Empresarial de Capitales, both of which own shares of the Company. See “Major Shareholders” under Part IV of this annual report. Except as described above, according to the information provided to us by our directors and members of senior management, none of our directors or executive officers is the beneficial owner of more than 1.0% of any class of our capital stock.

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

Pursuant to the Mexican Securities Market Law, our shareholders are required to elect a board of directors of no more than 21 members, 25.0% of whom must be independent. Certain persons are per se non-independent, including insiders, control persons, major suppliers and any relatives of such persons. Under the Mexican Securities Market Law, our shareholders’ meeting is required to make a determination as to the independence of our directors, though such determination may be challenged by the CNBV. There is no exemption from the independence requirement for controlled companies.

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

NYSE STANDARDS	OUR CORPORATE GOVERNANCE PRACTICES
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

CONTROLS AND PROCEDURES

A) DISCLOSURE CONTROLS AND PROCEDURES

We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of December 31, 2024. Disclosure controls and procedures are controls and other procedures that are designed to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time period specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”) (“IFRS”). Based upon that evaluation, our management has concluded that, because of the material weaknesses identified below related to: (i) ineffective information technology general controls (“ITGCs”) related to user access, change management and segregation of duties at our “Colombia” and “Mexico Fixed” segments, which impacted business process controls, including entity level controls, application controls, manual controls dependent on information derived from such systems and management review controls; (ii) lack of design and operating effectiveness of relevant controls associated with the prepaid and postpaid revenue processes at our “Mexico Wireless” segment, including application controls, manual controls dependent on information derived from systems and management review controls; and (iii) controls at our “Colombia”, “Mexico Fixed” and “Mexico Wireless” segments were not sufficiently designed nor operating effectively to assess the completeness and accuracy of information provided by the entity, our disclosure controls and procedures were not effective as of December 31, 2024.

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

In accordance with guidance issued by the Securities and Exchange Commission, companies are permitted to exclude acquisitions from their final assessment of internal control over financial reporting for the first fiscal year in which the acquisition occurred. As such, our management’s evaluation of internal control over financial reporting excluded the internal control activities of Claro Chile, SpA, an entity acquired in October 2024, as discussed in note 12 to our consolidated financial statements. Claro Chile, SpA represented 2.0% and 3.0% of our consolidated total and net assets, respectively, as of December 31, 2024.

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

Based on our evaluation under the COSO criteria, management concluded that our internal control over financial reporting was not effective as of December 31, 2024. Management identified material weaknesses with respect to: (i) ineffective ITGCs in the areas of user access, change management and segregation of duties for IT systems that are relevant to the preparation of the financial statements at the “Colombia” and “Mexico Fixed” segments, which impacted business process controls, including entity level controls, application controls, manual controls dependent on information derived from such systems and management review controls; (ii) lack of design and operating effectiveness of relevant controls associated with the prepaid and postpaid revenue processes at the “Mexico Wireless” segment, including application controls, manual controls dependent on information derived from systems and management review controls; and iii) controls at the “Colombia”, “Mexico Fixed” and “Mexico Wireless” segments were not designed nor operating effectively to assess the completeness and accuracy of information produced by the entity, which are used in the execution of controls.

These material weaknesses did not result in a material misstatement in our consolidated financial statements as of and for the year ended December 31, 2024, and, accordingly, no adjustments are required to our consolidated financial statements as a result of such material weaknesses.

Mancera, S.C. (“Mancera”), a member of Ernst & Young Global Limited, and an independent registered public accounting firm, issued an attestation report on our internal control over financial reporting on May 14, 2025.

C) ATTESTATION REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Shareholders and the Board of Directors of América Móvil, S.A.B. de C.V.

Opinion on Internal Control Over Financial Reporting

We have audited América Móvil, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission “(2013 framework)” (the COSO criteria). In our opinion, because of the effect of the material weaknesses described below on the achievement of the objectives of the control criteria, América Móvil, S.A.B. de C.V. and subsidiaries (the Company) has not maintained effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment. Management has identified material weaknesses in controls related to: (i) ineffective information technology general controls in the areas of user access, change management and segregation of duties for the IT systems that are relevant to the preparation of the financial statements at the “Colombia” and “Mexico Fixed” segments, which impacted business process controls, including entity level controls, application controls, manual controls dependent on information derived from such systems and management review controls; (ii) lack of design and operating effectiveness of relevant controls associated with the prepaid and postpaid revenue processes at the “Mexico Wireless” segment, including application controls, manual controls dependent on information derived from systems and management review controls; and iii) controls at the “Colombia”, “Mexico Fixed” and “Mexico Wireless” segments were not designed nor operating effectively to assess the completeness and accuracy of information produced by the entity, which are used in the execution of controls.

As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Claro Chile, SpA, which is included in the 2024 consolidated financial statements of the Company and constituted 2% and 3% of total and net assets, respectively, as of December 31, 2024. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Claro Chile, SpA.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2024 and 2023, the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of three years in the period ended December 31, 2024, and the related notes. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2024 consolidated financial statements, and this report does not affect our report dated May 14, 2025, which expressed an unqualified opinion thereon.

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
May 14, 2025

D) REMEDIATION PLAN FOR MATERIAL WEAKNESS AND CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is committed to the continued improvement of the Company’s internal control over financial reporting. Management is implementing measures designed to ensure that any control deficiencies are remediated, such that our controls are designed, implemented, and operating effectively.

As of the date of this annual report, management has made, and continues to make changes to remediate the control deficiencies giving rise to the material weaknesses disclosed in this annual report through remediation actions that include, but are not limited to: (i) maintaining sufficient user access controls over granting access to, and terminations, modifications and certification of, users, including determining user access to information systems and applications, as well as segregation of duties, at an individual user level; (ii) implementing restrictions on developers making changes to certain applications in the production environment; (iii) complementing the documentation currently compiled in connection with certain of our controls with additional information as necessary to demonstrate the accuracy of IPE where appropriate, including the details of the activities performed in connection with the execution of said controls, and keeping logs, metrics and data for any such activities and related processes; (iv) re-designing some of our controls by either automating them or replacing them with enhanced controls; (v) extending the retention period for documentation and evidence gathered in connection with the execution of certain controls; and (vi) keeping operating manuals readily available and accessible to our auditors.

While some of these ongoing remediation actions have been completed as of the date of this annual report, management has not completed and tested all of the planned corrective processes, enhancements, procedures and related evaluations necessary to determine whether the material weaknesses disclosed in this annual report have been fully remediated. Moreover, the corrective actions and controls need to be in operation for a sufficient period of time for management to conclude that the control environment is operating effectively and has been adequately tested by management. As the Company continues its evaluation and remediation efforts, management may modify the actions described above or identify and take additional measures to address the control deficiencies.

Other than the remediation actions described above to address the material weaknesses, there has been no change in our internal control over financial reporting during 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

INSIDER TRADING

According to our insider trading policy  insider trading policy, corporate insiders, defined by our policy to include employees, directors, secretary and prosecretory of the board of directors, independent auditor, chief executive and other officers of AMX and its subsidiaries, must refrain from improper trading, and the appearance of improper trading, in AMX securities. For purposes of the insider trading policy, AMX securities include (i) shares of stock, equity interests, debentures, warrants, bonds, promissory notes, bills of exchange and any other credit instruments, issued by AMX, which are registered with the National Registry of Securities (Registro Nacional de Valores) kept by the CNBV; (ii) American Depositary Receipts (“ADRs”), and any other similar instrument issued outside of Mexico in respect of any of the securities identified in item (i) above; and (iii) financial derivative instruments whose underlying assets are any of the securities identified in item (i) above.

Our insider trading policy is made available to directors, officers and employees by posting the policy on AMX’s website. The policy is also distributed directly to our directors and officers and those of our main subsidiaries every quarter via email. If our insider trading policy ever changes, the new version of the policy will replace the obsolete version on our website, and the new policy will be sent out on the quarterly distributions to directors and officers going forward.

CORPORATE SUSTAINABILITY REPORT

Our Corporate Sustainability Committee (the “Sustainability Committee”), in coordination with our sustainability team, defines and drives the implementation of our sustainability strategy, aiming to improve performance and integrate sustainability in alignment with our business strategy into daily decision-making. The Sustainability Committee, led by our CEO, comprises senior management, members of the sustainability team, and from time to time, other key representatives as needed. To support effective oversight of strategy implementation, the Sustainability Committee reports to the Board of Directors through the Audit and Corporate Practices Committee.

Company sustainability initiatives contribute to key international commitments, such as the objectives set forth in the Paris Agreement to limit global warming, as well as with the environmental related goals in the UN Sustainable Development Goals and UN Global Compact Principles. To that End, América Móvil continues to update its double materiality assessment, and accordingly establishes both short- and long-term goals addressing risks and opportunities across environmental, employee, social, and governance dimensions, including climate-related risks.

A core element of our efforts is our climate change strategy, which covers emissions and fuel and energy management, as well as value chain collaboration. Crafted at the corporate level and implemented by the Energy and Emissions Task Force—chaired by our Chief Mobile Operations Officer—this strategy, along with our broader sustainability initiatives, is regularly reviewed and communicated with both the Sustainability Committee and the Audit and Corporate Practices Committee.

For more information on sustainability and to access our corporate sustainability reports, please visit our sustainability website at https://sustainability.americamovil.com/home/.

This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to our website. The information on our website, which might be accessible through a hyperlink resulting from this URL (including our sustainability report), is not incorporated into this annual report.

CYBERSECURITY

Risk Management and Strategy

As part of our overall risk management system, we have developed processes for assessing, identifying and managing material risks from cybersecurity threats. Our cybersecurity risk management processes include development, implementation and improvement of policies and procedures that seek to safeguard information and ensure availability of critical data and systems. Our internal cybersecurity risk professionals consult with company subject matter experts to gather information necessary to identify cybersecurity risks, and evaluate their nature and severity, as well as identify potential mitigants and assess the impact of those mitigations on residual risk. We seek to adopt a continuous improvement model in our cybersecurity risk management in order incorporate result of testing or any incidents in our processes. We also use external cybersecurity risk professionals for specific projects.

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

Our cybersecurity risk management processes include the oversight and identification of threats associated with our use of third-party service providers. We review the privacy protection and cybersecurity practices of vendors that may handle personal data, and we seek to contractually obligate such vendors to operate their environments in accordance with cybersecurity standards.

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

BOARD OF DIRECTORS

Our Board of Directors, through its Audit and Corporate Practices Committee oversees data privacy and cybersecurity risks. Our CISO provides periodic updates to our Audit and Corporate Practices Committee on our cybersecurity risks and actions taken to mitigate that risk, which information is then reported to our full Board to the extent deemed to be material. The CISO reports on compliance and regulatory issues, evolving threats and mitigating actions. In overseeing cybersecurity risks, the Audit and Corporate Practices Committee focuses on thematic issues within an aggregated strategic lens and uses a risk-based approach.

CODE OF ETHICS

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

Under this framework, the IFT may determine whether there is a “preponderant economic agent” in the telecommunications sector, based on number of customers, traffic or network capacity. In 2014, the IFT determined that an “economic interest group” consisting of us and our Mexican operating subsidiaries (Telcel, Telmex and Telnor) as well as Grupo Carso and Grupo Financiero Inbursa, constitutes the “preponderant economic agent” in the telecommunications sector, based on a finding that we serve more than half of the customers in Mexico, as measured by the IFT on a national basis.

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

In addition, until March 19, 2025, telecommunications operators were subject to the supervision of the National Institute for Transparency, Access to Information and Protection of Personal Data (Instituto Nacional de Transparencia, Acceso a la Información y Protección de Datos Personales - INAI) under the Federal Law for the Protection of Personal Data Held by Private Parties (Ley Federal de Protección de Datos Personales en Posesión de los Particulares), which regulated privacy and the protection of personal data. On March 20, 2025, the Federal Law for the Protection of Personal Data Held by Private Parties was amended and INAI’s supervision powers over personal data in private and public sectors were transferred to the Ministry of Anti-Corruption and Good Governance (Secretaría de Anticorrupción y Buen Gobierno).

In December 2024, a constitutional amendment was enacted, under which our existing telecommunications and competition authorities will be dissolved, and their current responsibilities will be transferred to new centralized federal agencies, which are expected to have broader authority to impose additional regulations and greater sanctions. Legislation to implement this transfer is still pending (including new federal telecommunications and antitrust laws). Until the constitutional amendment is fully implemented, the IFT is expected to continue operating as it does currently.

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

Sharing Of Wireless Infrastructure and Services. We must (i) provide other carriers access to passive infrastructure, including towers, sites, ducts and rights of way, (ii) allow mobile virtual network operators (“MVNOs”) to resell those services we provide to our customers and (iii) provide other carriers access to domestic roaming services; in each case, pursuant to IFT pre-approved reference terms (ofertas públicas de referencia). If we cannot reach an agreement with other carriers or MVNOs, our rates may be determined by the IFT using a long-run average incremental costs methodology or, in the case of MVNOs, a “retail-minus” methodology.

For mobile services, the IFT has the right to verify, through a replicability test, that carriers using our regulated wholesale services can match our end user rates.

Sharing of Fixed Infrastructure and Services. We must provide other carriers access to (i) passive infrastructure, including towers, sites, telephone poles, ducts, manholes and rights of way, (ii) elements of our network that allow other carriers to use our network or resell those services we provide to our customers and (iii) our dedicated links (either local or long distance). All rates for this access (except for tower and sites rates) are determined by the IFT using a long-run average incremental cost methodology.

For fixed services, the IFT has the right to verify, through a replicability test, that carriers using our regulated wholesale services can match our end user rates.

Local Loop Unbundling. We must offer other carriers access to elements of our local loop network separately on terms and conditions (including rates) pre-approved by the IFT. The IFT has also ordered the legal and functional separation of the provision of wholesale regulated fixed services related to local loop unbundling, local dedicated links and shared access/use of passive infrastructure related to the local loop network. See “— Creation of Red Nacional” under this Part VI.

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

IFT’s Biannual Review of Asymmetric Regulation

The IFT’s biannual review began in December 2022 and concluded in 2024. In November 2024, as we previously disclosed in our press release furnished on a report on Form 6-K on November 7, 2024, we received a resolution from the IFT based on its third biennial evaluation of the asymmetric regulations imposed. The resolution modifies and adds new asymmetric regulations for mobile and fixed services. Such regulations for mobile services relate to (i) national roaming, (ii) end users, (iii) distribution channels and (iv) public tenders. Such regulations for fixed measures relate to (i) services with characteristics that differ from those in reference terms, (ii) rates for sharing of passive infrastructure, (iii) dedicated-links, (iv) electronic management system and (v) public tenders. We have challenged the resolution issued by the IFT in accordance with applicable law.

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

The prices and terms of the services provided by Red Nacional are subject to IFT regulation, which could affect the viability and financial requirements of Red Nacional. In December 2024, IFT issued a resolution lifting price regulations on access to certain local loop access services (servicios de desagregación indirecta del bucle local) in 106 municipalities.

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

Concessions

Carriers of public telecommunications networks, such as Telcel, Telmex and Red Nacional, must operate under a concession. The IFT grants new or extends existing concessions, which may only be granted to a Mexican citizen or corporation that has agreed to the concession terms and may not be transferred or assigned without the approval of the IFT. Our Mexican operating subsidiaries hold three types of concessions:

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

SPECTRUM CONCESSIONS. Telcel holds multiple concessions, granted under both the previous and current regulatory frameworks, to provide wireless services that utilize frequencies of radio-electric spectrum. These concessions, according to the Federal Telecommunications and Broadcasting Law (Ley Federal de Telecomunicaciones y Radiodifusión), have terms of 15 to 20 years and may be extended for an additional term of equal length.

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

Migration of Concessions and Additional Services

The June 2013 legislative framework established the unified concession (concesión única), which allows the holder to provide all types of telecommunications and broadcasting services, and a regime under which an existing concession can be migrated to the new unified concession at the end of its term or upon request by the concession holder. A unified concession has a term of up to 30 years, extendable for up to an equal term. Also, under this new framework a current concession may be modified to add services not previously contemplated therein.

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

FREQUENCY	COVERAGE AREA	INITIAL DATE	TERMINATION DATE
Band A (1900 MHz)	Nationwide	Sep. 1999	Oct. 2039
Band D (1900 MHz)	Nationwide	Oct. 1998	Oct. 2038
Band B (850 MHz)	Regions 1, 2, 3	Aug. 2011	Aug. 2026(1)
Band B (850 MHz)	Regions 4, 5	Aug. 2010	Aug. 2037
Band B (850 MHz)	Regions 6, 7, 8	Oct. 2011	Oct. 2026(1)
Band B (850 MHz)	Region 9	Oct. 2015	Oct. 2030
Bands A and B (1.7/2.1 GHz)	Nationwide	Oct. 2010	Oct. 2030
Bands H, I and J (1.7/2.1 GHz)	Nationwide	May 2016	Oct. 2030
Band 7 (2.5 GHz)	98.9% of the population(2)	Jul. 2017	Nov. 2028 – Oct. 2040 – May 2041, Nov. 2041
Band 3.5 GHz	Nationwide	Oct. 2020	Oct. 2038 and 2040
Band F (1900 MHz)	Nationwide	Apr. 2025	Apr. 2045

(1)	On October 30, 2024, the IFT granted the request for an extension previously filed on April 24, 2023.
(2)	Except 7 municipalities in the state of Jalisco and 34 municipalities in the state of Zacatecas.

Concession Fees

All of Telcel’s concessions granted or renewed on or after January 1, 2003 are required to pay annual fees for the use and exploitation of radio spectrum bands. The amounts payable are set forth by the annual Federal Fees Law (Ley Federal de Derechos) and vary depending on the relevant region and radio spectrum band.

Telmex’s Concessions

Telmex’s concession was granted in 1976 and is set to expire in 2026. In December 2016, the IFT granted Telmex a 30-year extension of this concession, which will become effective in 2026 and will be valid until 2056. New terms for this concession were issued in 2023. The new terms are substantially similar to the prior terms but, notwithstanding Telmex’s request to the IFT, the new terms exclude the authorization to provide television services.

Telmex’s subsidiary, Telnor, holds a separate concession, which covers one state and two municipalities in northwestern Mexico and will expire in 2026. The IFT also granted Telnor a 30-year extension of its concession, which will be effective in 2026 and will be valid until 2056. The material terms of Telnor’s concession are similar to those of Telmex’s concession.

Telmex’s Fines

In 2018, Telmex was notified of a resolution issued by the IFT, through which the IFT imposed a fine of Ps.2.5 billion derived from an alleged breach in 2013 and 2014 of certain minimum quality of service goals for dedicated link services. Telmex challenged this fine and in November 2024, Telmex obtained a favorable resolution. The IFT subsequently issued a resolution eliminating the fine.

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

In November 2023, Telmex and Telnor were notified of a resolution issued by the IFT imposing fines of Ps. $262.2 million and Ps. $9.3 million, respectively, for alleged relative monopolistic practices. Telmex and Telnor have exercised all legal remedies challenging the resolution. As of the date of this annual report, a final resolution is pending.

Telcel’s Fine

In 2024, as previously disclosed in our press release furnished on a report on Form 6-K on September 12, 2024, our subsidiary Telcel was notified of a resolution issued by the IFT regarding an investigation initiated by a competitor in 2021 for the alleged commission of relative monopolistic practices in the market for the commercialization of telecommunications services and mobile terminals in Colima, Jalisco and Michoacán. Through this resolution, a fine was imposed to Telcel for an amount of Ps. 90.6 million. Telcel has challenged this fine in accordance with applicable law.

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

The IFT is also authorized to impose specific rate requirements on any carrier that is determined by the IFT to have substantial market power under the Federal Antitrust Law (Ley Federal de Competencia Económica) and the 2014 legislation. For more information on litigation related to the Federal Antitrust Law and the 2014 legislation, see “—Substantial Market Power Investigations” under this Part.

Rates for Fixed Service

Telmex’s concessions subject its rates for basic retail telephone services in any period, including installation, monthly rent, measured local-service and long-distance service, to a ceiling on the price of a “basket” of such services, weighted to reflect the volume of each service provided by Telmex during the preceding period. Telmex is required to file a survey with the IFT every four years with its projections of units of operation for basic services, costs and prices. Telmex is free to determine the structure of its own rates, with the exception of residential fixed-line rates, which have a cap based on the long-run average incremental cost. The current price cap calculation methodology will apply until March 2026. However, the condition imposed by the IFT in its First Biannual Review requiring Telmex to conduct a squeeze test before receiving IFT authorization to commercialize retail services remains in place. Such squeeze test is intended to confirm whether revenues from commercial offerings of a vertically integrated operator are sufficient to cover wholesale payments and costs associated with downstream activities to provide the retail service. For more information on the new IFT asymmetric regulations, see “IFT’s Biannual Review of Asymmetric Regulation.”

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

On December 18, 2019, we announced the acquisition of 100.0% of the shares of Nextel Brazil (currently known as Claro NXT Telecomunicações S.A.)  and Sunbird Telecomunicações Ltda. (“Sundbird”), as well as its correspondent subsidiaries and parent companies in Brazil. Nextel Brazil had authorizations to provide personal mobile services, specialized mobile services, multimedia communication services, paid fixed telephony services (national and international long-distance) and radiofrequency services in Brazil that were granted by Anatel. Sunbird had authorizations to provide specialized mobile services and radiofrequency services. Derived from our acquisition of Nextel Brazil and Sunbird, Anatel provided us with: (i) a term of 18 months to consolidate and cancel the overlapped authorizations granted in favor of Nextel Brazil and Sunbird; and (ii) a term of 2 months to adjust the radiofrequency thresholds. In 2020, the authorizations and radiofrequencies granted in favor of Nextel Brazil and Sunbird for specialized mobile services were waived. Also in 2020, Nextel’s PS licenses were transferred to Claro Brasil. Moreover, to comply with the obligation mentioned on item “(i)” above, on February 5, 2021, all of Nextel Brazil’s mobile services assets and licenses were transferred to Claro Brasil by means of a corporate restructuring.

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

Brasilia became the first city in Brazil to offer 5G connectivity in the 3.5 GHz band in July 2022. In 2022, Brazil’s 26 state capitals were approved for standalone 5G connectivity in 3.5 GHz. By the end of 2023, 3,079 cities were approved to offer 5G connectivity in the 3.5 GHz band, which represents more than 55.0% of the total cities in Brazil. By the end of 2024, all 5,570 cities in Brazil were approved to offer 5G connectivity in the 3.5 GHz band.

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

COLOMBIA

Legal Framework and Principal Regulatory Authorities

The Information and Communications Ministry (Ministerio de Tecnologías de la Información y las Comunicaciones, or “ICT Ministry”) and the Communications Regulatory Commission (Comisión de Regulación de Comunicaciones, or “CRC”) are responsible for overseeing and regulating the telecommunications sector. The main audiovisual regulatory authorities in Colombia with respect to Pay TV services are the CRC, the ICT Ministry and the Superintendency of Industry and Commerce (Superintendencia de Industria y Comercio, or “SIC”). Our Colombian subsidiary, Comunicación Celular S.A. (“Comcel”), is also subject to supervision by other government entities responsible for enforcing other regulations, such as antitrust rules or those protecting consumer rights.

Concessions

Comcel is qualified to provide fixed and mobile services and was included in the registry of networks and services administered by the ICT Ministry. Such general authorization superseded all of Comcel’s former concession contracts, and, consequently, such former concessions were terminated.

Licenses and Permits

Comcel holds licenses to provide mobile services in the spectrum frequency bands shown in the table below.

FREQUENCY	BANDWIDTH	TERMINATION DATE
850 MHz	25 MHz	Mar. 2044
1900 MHz	10 MHz	Dec. 2039
	5 MHz	Oct. 2041
	15 MHz	Mar. 2044
2.5 GHz	30 MHz	Aug. 2043
	10 MHz	Mar. 2040
	10 MHz	Mar. 2040
	10 MHz	Mar. 2040
	10 MHz	Mar. 2044
700 MHz	20 MHz	May 2040
3500 MHz	80 MHz	Mar. 2044

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

In 2017, the ICT Ministry issued a decree approving a higher cap on spectrum acquisitions by operators in low and high frequency bands. This new cap allows Comcel to participate in future spectrum auctions. In June 2023, the ICT Ministry released a plan to conduct spectrum auctions in the 700 MHz, 1900 MHz, 2.5 GHz and 3.5 GHz bands (the “2023 Auctions”). The final resolution containing the 2023 Auctions’ terms and conditions was published by the ICT Ministry in October of 2023. The 2023 Auctions took place on December 20, 2023, with the following results: Comcel acquired 80 MHz in the 3.5 GHz frequency and 10 MHz in the 2500 MHz frequency; a subsidiary of Telecall Colombia S.A.S., participating as a new competitor in the mobile market, was granted a 80 MHz license to operate in the 3.5 GHz frequency; and the Temporary Union (as defined below) was granted a 80 MHz license to operate in the 3.5 GHz frequency band. In October 2023, Comcel obtained a renewal of its 30 MHz in the 2.500 MHz spectrum in Colombia for an additional 20-year period for an amount of Ps.1,949,048.

In October 2023, the SIC approved the integration of Movistar’s and Tigo’s mobile networks and spectrum licenses, subject to certain conditions, including the reversion of spectrum exceeding the regulatory spectrum cap. The approved integration resulted in the creation of a new entity, called NetCo, that will manage the integrated mobile network and spectrum, and the creation of a temporary union (Unión Temporal or “Temporary Union”) to which Movistar and Tigo will transfer their assigned spectrum licenses. In January 2025, the SIC published the notice of economic integration between Movistar and Tigo. On February 5, Comcel filed a petition requesting the adoption of certain conditions as a prerequisite to approve the transaction.

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

SOUTHERN CONE

CHILE

Legal Framework

The General Telecommunications Law establishes the legal framework for telecommunications services in Chile, including the regulation of concessions, permits, tariffs and interconnection. The main regulatory body for the telecommunications sector is the Ministry of Transport and Telecommunications of Chile, which acts mainly through the Undersecretariat of Telecommunications (“SUBTEL”).

Concessionaries

On October 6, 2022, we entered into the Claro Chile Transaction Agreement with LLA, Claro Chile, SpA and certain of our and LLA’s affiliates and an amended shareholders agreement to amend Claro Chile, SpA’s governance structure. The Claro Chile Transaction Agreement provides us and LLA with an exercisable catch-up right with the goal of maintaining Claro Chile, SpA as a 50:50 joint venture. On October 31, 2024, we consolidated Claro Chile, SpA into our ongoing operations through the conversion of all our outstanding convertible notes in Claro Chile, SpA into equity. The transaction was approved by the National Economic Prosecutor’s Office of the Republic of Chile (Fiscalia Nacional Económica or “FNE”).

As a result of limitations established by the FNE during the approval process, Claro Chile, SpA was forced to divest from its Pay TV satellite service business and the business was in turn transferred to Tu Ves SpA in December 2023. The validity of the limitation imposed is currently being challenged before the FNE.

Currently, our subsidiaries that provide services to customers in Chile are Claro Chile, SpA, Claro Comunicaciones SpA, VTR Comunicaciones SpA, VTR Global Carrier SpA and VTR Móvil SpA.

Concessions and Services

BAND	850 MHz CLARO	1900 MHz CLARO	2100 MHz VTR	2600 MHz CLARO	700 MHz CLARO	3.5 GHz CLARO	3.5 GHz CLARO	26 GHz CLARO

BANDWIDTH	25 MHz	40 MHz	20 MHz	40 MHz	20 MHz	50 MHz	50 MHz	400 MHz

TECHNOLOGY	2G - 3G - 4G	2G - 3G - 4G	3G - 4G	4G	4G	5G	4G	5G

SERVICES	Fixed and Mobile (VoLTE, Voice, Data)	Fixed and Mobile (VoLTE, Voice, Data)	Mobile (VoLTE, Voice, Data)	Fixed and Mobile (VoLTE, Data)	Mobile (VoLTE, Data)	Fixed and Mobile (Data)	Fixed (VoLTE, Data)	Fixed and Mobile (Data)

TERM	1981 50 years	1997 30 years	2010 30 years	2013 30 years	2015 30 years	2024 30 years	2006 30 years	2021 30 years

EXPIRATION DATE	2031	2027	2040	2043	2045	2055	2036	2051

ARGENTINA

The National Communications Agency (Ente Nacional de Comunicaciones, or “ENACOM”) is the main telecommunications regulatory authority in Argentina and became operational in 2016.

AMX Argentina S.A. (“AMX Argentina”), has a license with national scope to provide information and communications technology (ICT) services. The license includes fixed and mobile telephone services, internet access, data transmission, pay cable television, and value-added services, among other services. At the end of 2023, ENACOM authorized fixed and mobile service providers to provide direct-to-home (“DTH”) technology for pay television services, which was previously prohibited. In 2024, pursuant to this newly granted authorization, AMX Argentina obtained a DTH license.

AMX Argentina holds licenses to operate an international mobile telecommunications (IMT) spectrum in the 700 MHz, 900 MHz, 1700/2100 MHz (AWS), 1900 MHz and, 2600 MHz and 3.5 GHz frequency bands. Some of these authorizations expire in 15 or 20 years and others have no expiration date. Each license contains certain coverage parameters, reporting and service requirements.

All telecommunications providers in Argentina were required to contribute approximately 1.0% of their monthly revenues to finance the provision of telecommunications services to underserved areas and to underserved persons (the “Universal Service Fund”). In January 2025, through Decree 6/2025, the executive branch of the Argentine government dissolved the Universal Service Fund and stated that telecommunications operators should continue making contributions to underserved areas and persons, but did not define a fund nor a required rate.

In 2020, the government of Argentina issued Decree 690/20 by which it declared ICT services and access to telecommunications networks, for and between licensees of ICT services, as essential and strategic public services in competition. AMX Argentina challenged Decree 690/20. In April 2024, the Argentina government issued Decree 302/2024 which repealed Decree 690/20.

On January 29, 2024, pursuant to executive decree 89/2024, the executive branch of the Argentine government ordered a 180-day intervention of ENACOM subject to extensions to make an assessment and propose changes in the regulatory framework. Decree 675/2024 extended the intervention until July 2025.

PARAGUAY

The National Telecommunications Commission of Paraguay (Comisión Nacional de Telecomunicaciones de Paraguay, or “CONATEL”) is responsible for overseeing and regulating the telecommunications industry in Paraguay.

AMX Paraguay, S.A. (“AMX Paraguay”) holds licenses to operate in the 700 MHz and 1700/2100 MHz frequency bands. Additionally, AMX Paraguay possesses a nationwide internet access and data transmission license, which was renewed in November 2022 for a five year term (valid until 2027). AMX Paraguay also holds licenses to provide DTH and cable TV services. The DTH License is set to expire in November 2025, and its renewal process will commence this year. AMX Paraguay’s cable TV services license was renewed in July 2021 for a ten year term (until 2031). These licenses are renewable, subject to regulatory approval, and contain coverage, reporting and service requirements. CONATEL is vested with the authority to revoke licenses in the event of a material breach of the license terms.

Furthermore, the Paraguayan government plans to auction the 3500 MHz band for 5G technology deployment in 2025.

URUGUAY

The Regulatory Unit of Communications Services (Unidad Reguladora de Servicios de Comunicaciones, or “URSEC”) is in charge of the regulation of the telecommunications industry in Uruguay.

AM Wireless Uruguay, S.A. (“AM Wireless Uruguay”) holds licenses to operate in the 1900 MHz, 1700/2100 MHz 700 MHz, and 3300/3400 MHz frequency bands. The 1900 MHz band expires in 2044 for its 30 MHz sub-band and in 2033 for its 20 MHz sub-band. The 1700/2100 MHz band expires in 2033 for the 20 MHz sub-band acquired in 2013, 2037 for the 20 MHz sub-band acquired in 2017 and 2045 for the 25 MHz sub-band. The 3300/3400 MHz band expires in 2048 and the 700 MHz band expires in 2037. In 2021, AM Wireless Uruguay obtained a “Class C” license, which enables it to provide internet services using fixed or wireless connections to authorized telecommunications companies. Telstar S.A. holds licenses to provide international long-distance communications and international and national data services that have no expiration date.

The license initially granted to Flimay S.A. (“Flimay”) to provide DTH technology services in Uruguay had been contested by the government since 2012. In December 2022, we presented a note to URSEC requesting that they adopt the necessary operations to issue the a “Class D” license to Flimay. On July 20, 2023, Flimay requested technical approval from URSEC for the use of the D license in connection with DTH technology service and Flimay obtained technical approval on May 9, 2024.

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

In November 2023, Decree 324/023 was enacted. The decree requires operators to block online sporting events that are being illegally transmitted in violation of intellectual property rights. A working group, coordinated by the Uruguayan Government, is currently determining how to implement this decree.

On October 16, 2024, the law regulating audiovisual content and dissemination services by broadcasting or subscription services was modified by Law No. 20.383. Modifications included (i) an increase in the maximum number of licenses that applicable companies can hold, (ii) allowing for horizontal agreements with other operators to coordinate their respective technical operations, (iii) requiring must-carry obligations for cable operators, and (iv) prohibiting holding both a nationwide satellite or cable license and an additional license to provide cable, radio, or channel services.

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

The Telecommunications Law (Ley Orgánica de Telecomunicaciones), adopted in 2015, serves as the legal framework for telecommunications services. The law established regulations for operators with significant market power based on their gross incomes as well as additional fees also based on an operator’s gross income, which could vary depending on the size of their market share. However the Law for Economic Development and Sustainability after the COVID-19 Pandemic (Ley Orgánica para el Desarrollo Económico y Sostenibilidad Fiscal tras la Pandemia COVID-19) issued on November 29, 2021, eliminates the regulation (Article 34) of the Telecommunications Law that required Conecel to make quarterly payments on its income. This elimination became effective on January 1, 2023.

Consorcio Ecuatoriano de Telecomunicaciones, S.A. (“Conecel”) paid the Ecuadorian government U.S.$23 million, which corresponds to 3.0% of its wireless service revenues generated in the 2022. An arbitration proceeding to partially void the payment by Conecel of such fees was conducted and a decision in favor of the government was reached. Conecel appealed this decision and, as of the date of this annual report, a decision of the Constitutional Court is pending.

Conecel holds concessions to operate in the 850MHz, 1900 MHz and AWS bands, which include concessions for PCS that were supposed to expire in August 2023. The renewal process of the PCS concession remains ongoing, but the corresponding negotiations have been suspended until further notice. The Ecuadorian government granted an extension of Conecel’s spectrum concessions that remains valid while the renewal process continues and negotiations conclude. The PCS concession contains quality-of-service requirements for successful call completions, SMS delivery times, customer service, geographic coverage and other service conditions.

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

Recalculation of Concession Fees

Arcotel initiated several proceedings to recalculate the variable portion of the concession fees payable under Conecel’s concessions, which, as of the date of this annual report, is equivalent to 2.9% of Conecel’s annual subscriber base revenues, for the periods from 2017 to 2019. These proceedings remain ongoing.

The recalculation proceedings mentioned in this section were disputed with Arcotel in arbitration. On April 7, 2020, an arbitration court from the International Arbitration and Mediation Center (Centro Internacional de Arbitraje y Mediación, or “CIAM”) issued its resolution which was favorable for Conecel. Arcotel was ordered to pay Conecel U.S.$32.4 million plus interest for the periods between 2009 and 2015.

Notwithstanding the foregoing, on February 1, 2021, the Provincial Court of Justice accepted Arcotel’s request to nullify the resolution issued by the arbitration court, thereby declaring it null. The annulment of the resolution did not end the dispute with Arcotel. A new arbitration court from CIAM reviewed the resolution, and on March 8, 2023, issued a new arbitration award in favor of Conecel. Arcotel again filed an annulment procedure of the second award in the Provincial Court of Justice. In addition to the arbitration procedure, on April 14, 2021, Conecel enforced its rights in this matter by presenting an Extraordinary Action for Protection before the Constitutional Court for the violation of its rights. On January 15, 2025, the Constitutional Court issued a ruling in favor of Conecel’s interests.

Decrease in Monthly Fees For Use of Spectrum

In December 2022, Arcotel released a new regulation aimed at decreasing the monthly fees for use of spectrum. This decrease became effective as of January 2023. According to this regulation, the monthly fees will start decreasing by up to 47.0% in 2023, 58.0% in 2024, 69.0% in 2025 and 79.0% in 2026.

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

Licenses

COUNTRY	FREQUENCY	TERMINATION DATE
AUSTRIA	800 MHz	2029
	900 MHz	2034
	1500 MHz	2044
	1800 MHz	2034
	2100 MHz	2044
	2600 MHz	2026
	3500 MHz	2039
	26000 MHz	2046
BELARUS	900 MHz	Not applicable
	1800 MHz	Not applicable
	2100 MHz	Not applicable
BULGARIA	700 MHz	2038
	800 MHz	2038
	900 MHz	2034
	1800 MHz	2034
	2100 MHz	2025
	3500 MHz	2041
	26000 MHz	2042
CROATIA	700 MHz	2036
	800 MHz	2039
	900 MHz	2039
	1800 MHz	2039
	2100 MHz	2039
	2600 MHz	2039
	3500 MHz	2036
	26000 MHz	2036
NORTH MACEDONIA	700 MHz	2037
	800 MHz	2033
	900 MHz	2028
	1800 MHz	2033
	2100 MHz	2028
	3500 MHz	2037
SERBIA	800 MHz	2026
	900 MHz	2026
	1800 MHz	2026
	2100 MHz	2026
SLOVENIA	700 MHz	2036
	800 MHz	2029
	900 MHz	2031
	1500 MHz	2036
	1800 MHz	2031
	2100 MHz	2036
	2600 MHz	2029
	3500 MHz	2036
	26000 MHz	2036

OTHER JURISDICTIONS

COUNTRY	PRINCIPAL REGULATORY AUTHORITIES	CONCESSION AND LICENSES
COSTA RICA
Superintendency of Telecommunications (Superintendencia de Telecomunicaciones) Ministry of Science, Innovation, Technology and Telecommunications (Ministerio de Ciencia, Innovación, Tecnología y Telecomunicaciones)
• Concessions of 70 MHz in the 1800/2100 MHz bands that expire in 2026 • Concessions 30 MHz in the 1800/2100 MHz bands that expire in 2033

COUNTRY	PRINCIPAL REGULATORY AUTHORITIES	CONCESSION AND LICENSES
• License to operate Pay TV services using DTH technology that will expire in 2026
EL SALVADOR	Electricity and Telecommunications Superintendency (Superintendencia General de Electricidad y Telecomunicaciones)
•      Concession of 50 MHz in the 1900 MHz band of which 30 MHz that expire in 2038, 10 MHz that expire in 2041 and 10 MHz that expire in 2028
•      Concessions to provide public telephone service that expires in 2027 (fixed) and 2028 (mobile)
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
•      Rights of use of 40 MHz in the 700 MHz band to provide all types of services that expire in 2043.
•      Rights to use of 50 MHz in the 2.5 GHz band to provide all types of services, inside of the country, that expire in 2043.
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
•      Concessions to use 80 MHz in the 1900 MHz PCS band and 40 MHz in the LTE-4G 1700/2100 MHz band that all expire in 2033
•       Licenses to operate Pay TV services through (i) HFC, GPON and IPTV technology that will expire in 2027 and (ii) DTH technology that will expire in 2030

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

COUNTRY	PRINCIPAL REGULATORY AUTHORITIES	CONCESSION AND LICENSES
PUERTO RICO	Federal Communications Commission (FCC) and the Telecommunications Bureau of Puerto Rico
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
•       Long-term transfer lease concessions to use 35.6 MHz of the 2.5 GHz band that expire in 2025, 2026, 2030, 2032 and 2033.

PART VII:
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

	DECEMBER 31,
	2022	2023	2024
NUMBER OF EMPLOYEES	179,986	179,792	178,468
CATEGORY OF ACTIVITY:
Wireless	72,953	72,031	71,305
Fixed	84,829	83,940	83,317
Other businesses	22,204	23,821	23,846
GEOGRAPHIC LOCATION:
Mexico	85,820	86,999	85,748
South America	56,464	55,592	55,471
Central America	9,602	9,645	9,967
Caribbean	10,193	10,048	9,982
Europe	17,907	17,508	17,300

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

AUDIT AND NON-AUDIT FEES

The following table sets forth the fees billed to us and our subsidiaries by our independent registered public accounting firm, Mancera, during the fiscal years ended December 31, 2023 and 2024:

	YEAR ENDED DECEMBER 31,
	2023		2024
	(in millions of Mexican pesos)
Audit fees(1)	Ps.	202	Ps.	225
Audit-related fees(2)		13	6
Tax fees(3)		11	22
Total fees	Ps.	226	Ps.	253

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

On March 19, 2024, the Board of Directors, with the favorable opinion of the Audit and Corporate Practices Committee, elected the firm “Deloitte” (Galaz, Yamakazi, Ruiz Urquiza, S.C.) as our independent external auditor for the fiscal years 2025, 2026 and 2027 and, therefore, Mancera, S.C., a member practice of Ernst & Young Global Limited (“EY”), will not continue acting as our independent registered public accounting firm upon completion of the 2024 audit.. This decision considered various aspects, including the evaluation carried out by our management and Audit and Corporate Practices Committee of different independent registered public accounting firms invited to a selection process initiated in 2023, including EY, as well as the corporate governance best practice consisting of independent registered public accounting firm periodic rotation.

The reports of EY in respect of the Company’s financial statements with accompanying notes for each of the years ended December 31, 2024 and 2023 did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

During the years ended December 31, 2024 and 2023, and the subsequent interim periods, there were no disagreements (as that term is defined in Item 304(a)(1) (iv) of Regulation S-K promulgated by the Securities and Exchange Commission) with EY on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures, which disagreement(s), if not resolved to the satisfaction of EY would have caused EY to make reference to the matter in their reports on the Company’s financial statements for such years.

During the years ended December 31, 2024 and 2023, there were no “reportable events” within the meaning of Item 304(a)(1)(v) of Regulation S-K, except that EY issued adverse opinions in their reports on internal control over financial reporting: a) as of December 31, 2024, as a result of the material weaknesses related to (i) ineffective information technology general controls related to user access, change management and segregation of duties for the IT systems that are relevant to the preparation of the financial statements at our “Colombia” and “Mexico Fixed” segments, which impacted business process controls, including entity level controls, application controls, manual controls dependent on information derived from such systems and management review controls, (ii) lack of design and operating effectiveness of relevant controls associated with the prepaid and postpaid revenue processes at our “Mexico Wireless” segment, including application controls, manual controls dependent on information derived from systems and management review controls; and (iii) controls at our “Colombia”, “Mexico Fixed” and “Mexico Wireless” segments were not sufficiently designed nor operating effectively to assess the completeness and accuracy of information provided by the entity, which are used in the execution of controls; and b) as of December 31, 2023, as a result of the material weaknesses related to (i) ineffective information technology general controls in our Colombian subsidiary related to user access controls over granting access to, and terminations, modification and certification of users, and program change management controls related to inadequate restrictions on developers making changes to certain applications in the production environment, (ii) lack of evidence, records or supporting documentation with respect to the following: (ii.i) identification, design and operating effectiveness of relevant controls associated with business processes at the ‘Mexico Fixed’ segment, including entity level controls, application controls, manual controls dependent on information derived from systems, and management review controls; (ii.ii) design and operating effectiveness of relevant controls associated with the prepaid and postpaid revenue processes at the ‘Mexico Wireless’ segment, including application controls, manual controls dependent on information derived from systems, and management review controls; and (ii.iii) controls at both the ‘Mexico Fixed’ and ‘Mexico Wireless’ segments, were not sufficiently designed nor operating effectively to assess the completeness and accuracy of information produced by the entity, which is used in the execution of controls.

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

The following documents have been filed with the SEC as exhibits to this annual report:

1.1	Amended and Restated Bylaws of América Móvil, S.A.B. de C.V., dated as of November 8, 2024.
2.1	Description of Securities Registered Under Section 12 of the Exchange Act.
4.2
Form of Deposit Agreement by and among América Móvil, S.A.B. de C.V., Citibank, N.A., as ADS depositary, and the holders and beneficial owners of American Depositary Shares thereunder (incorporated by reference to Exhibit (a) to the Registration Statement on Form F-6 ( File No. 333-270031) filed with the Commission on February 24, 2023).

8.1	List of certain subsidiaries of América Móvil, S.A.B. de C.V.
11	Insider Trading Policies of América Móvil, S.A.B. de C.V.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification pursuant to Section 906 of the Sarbanes- Oxley Act of 2002.

15.1	Code of Ethics.
17.1	Subsidiary Guarantors.
97.1	Policy Relating to Recovery of Erroneously Awarded Compensation of América Móvil, S.A.B. de C.V.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Document.
104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the inline XBRL document)

Omitted from the exhibits filed with this annual report are certain instruments and agreements with respect to long-term debt of América Móvil, none of which, individually, authorizes securities in a total amount that exceeds 10.0% of the total assets of América Móvil. We hereby agree to furnish to the SEC copies of any such omitted instruments or agreements as the Commission requests.

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

FORM 20-F CROSS REFERENCE GUIDE

ITEM	FORM 20-F CAPTION	LOCATION IN THIS REPORT	PAGE
1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	Not applicable	—
2	OFFER STATISTICS AND EXPECTED TIMETABLE	Not applicable	—
3	KEY INFORMATION
	3A Selected financial data	Selected financial data	3
	3B Capitalization and indebtedness	Not applicable	—
	3C Reasons for the offer and use of proceeds	Not applicable	—
	3D Risk factors	Risk factors	30
4	INFORMATION ON THE COMPANY
	4A History and development of the Company	Information on the Company	5
		Note 10—Property, Plant and Equipment, net	F-43
		Liquidity and capital resources	24
		Additional Information	84
	4B Business overview	Information on the Company	5
		Regulation	65
	4C Organizational structure	Exhibit 8.1	—
	4D Property, plant and equipment	Information on the Company	5
		Note 10—Property Plant and Equipment, net	F-43
		Liquidity and capital resources	24
		Regulation	65
4A	Unresolved staff comments	None	—
5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
	5A Operating results	Services and Products	8
		Overview	15
		Results of operations	17
		Regulation	65
		Liquidity and capital resources	24
	5B Liquidity and capital resources	Note 14—Debt	—
	5C Research and development, patents and licenses, etc.	Not applicable	—
	5D Trend information	Overview	15
		Results of operations	17
	5E Critical Accounting Estimates	Not applicable	—
6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
	6A Directors and senior management	Management	45
	6B Compensation	Management	58
	6C Board practices	Management	54
	6D Employees	Employees	83
	6E Share ownership	Major shareholders	45
		Management	59
	6F Disclosure of a registrant’s action to recover erroneously awarded compensation	Not applicable	—
7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
	7A Major shareholders	Major shareholders	45
	7B Related party transactions	Related party transactions	45
	7C Interests of experts and counsel	Not applicable	—
8	FINANCIAL INFORMATION
	8A Consolidated statements and other financial information	Consolidated Financial Statements	90
		Dividends	46
		Note 17—Commitments and Contingencies	F-70
	8B Significant changes	Not applicable	—
9	THE OFFER AND LISTING
	9A Offer and listing details	Trading markets	46
	9B Plan of distribution	Not applicable	—
	9C Markets	Trading markets	46
	9D Selling shareholders	Not applicable	—
	9E Dilution	Not applicable	—
	9F Expenses of the issue	Not applicable	—
10	ADDITIONAL INFORMATION
	10A Share Capital	Not applicable	—
	10B Memorandum and articles of association	Bylaws	47
	10C Material contracts	Information on the Company	5

ITEM	FORM 20-F CAPTION	LOCATION IN THIS REPORT	PAGE
		Results of operations	17
		Related party transactions	45
		Regulation	65
	10D Exchange controls	Additional information	84
	10E Taxation	Taxation of shares and ADSs	48
	10F Dividends and paying agents	Not applicable	—
	10G Statement by experts	Not applicable	—
	10H Documents on display	Additional information	84
	10I Subsidiary information	Not applicable	—
	10J Annual report to security holders	Note applicable	—
11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	Risk management	28
		Note 2 a)—Basis of Preparation of the Consolidated Financial Statements and Summary of Significant Accounting Policies and Practices	F-9
12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
	12A Debt securities	Not applicable	—
	12B Warrants and rights	Not applicable	—
	12C Other securities	Not applicable	—
	12D American Depositary Shares	Bylaws	47
13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	Not applicable	—
14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	Not applicable	—
15	CONTROLS AND PROCEDURES	Controls and procedures	61
16A	AUDIT COMMITTEE FINANCIAL EXPERT	Management	58
16B	CODE OF ETHICS	Code of ethics	64
16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES	Principal accountant fees and services	83
16D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	Not applicable	—
16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	Purchases of equity securities by the issuer and affiliated purchasers	47
16F	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	Not applicable	—
16G	CORPORATE GOVERNANCE	Corporate governance	59
16H	MINE SAFETY DISCLOSURE	Not applicable	—
16I	DISCLOSURE REGARDING FOREIGN JURISDICATIONS THAT PREVENT INSPECTIONS	Not applicable	—
16J	INSIDER TRADING POLICIES	Corporate Governance	59
16K	CYBERSECURITY	Cybersecurity	62
17	FINANCIAL STATEMENTS	Not applicable	—
18	FINANCIAL STATEMENTS	Consolidated Financial statements	90
19	EXHIBITS	Additional Information	84

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated:     May 14, 2025

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Carlos José García Moreno Elizondo
Name:	Carlos José García Moreno Elizondo
Title:	Chief Financial Officer

By:	/s/ Alejandro Cantú Jiménez
Name:	Alejandro Cantú Jiménez
Title:	General Counsel

PART VIII:
CONSOLIDATED FINANCIAL
STATEMENTS

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Financial Statements

Years Ended December 31, 2022, 2023 and 2024
with Report of Independent Registered Public Accounting Firm

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Financial Statements

Years Ended December 31, 2022, 2023 and 2024

Contents:

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of América Móvil, S.A.B. de C.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of América Móvil, S.A.B. de C.V. and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated May 14, 2025 expressed an adverse opinion thereon.

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

Deferred tax assets, realizability of amounts related to net operating loss carryforwards and temporary differences related to employee benefits

Description of the Matter
As discussed in Note 13 to the consolidated financial statements, as of December 31, 2024, the balance of deferred tax assets was Ps. 153,217,164 thousand. The Company has recognized deferred tax assets arising from net operating loss carryforwards (NOLs) of Ps. 38,397,674 thousand, of which Ps. 26,099,957 thousand was generated by its subsidiary in Brazil. In addition, the Company has recognized deferred tax assets of Ps. 35,455,273 thousand related to employee benefits, which are primarily derived from the ‘Mexico Fixed’ segment.

Auditing management’s assessment of the realizability of the deferred tax assets arising from NOLs in Brazil and the employee benefits from the ‘Mexico Fixed’ segment involved complex auditor judgement because management´s estimate of realizability was based on assessing the likelihood, timing and sufficiency of future taxable profits and available tax planning opportunities. These projections are sensitive because they can be affected by future operating results and future market and economic conditions. Additionally, auditing management’s assessment of the realizability of the deferred tax assets related specifically to the employee benefits from the ‘Mexico Fixed’ segment was complex, as there were material weaknesses in internal controls over ineffective information technology general controls related to user access, change management and segregation of duties, which impacted business process controls, including manual controls dependent on information derived from systems, management review controls and the design and operating effectiveness of the controls to assess the completeness and accuracy of information produced by the entity.

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

Discount rate used in determining defined benefit pension obligations in Mexico

Description of the Matter
As discussed in Note 2q) and in Note 18 to the consolidated financial statements, as of December 31, 2024, the defined benefit pension obligation balance was Ps. 167,152,441 thousand, which was primarily derived from the ‘Mexico Fixed’ segment. The Company assessed and updated its estimates and assumptions used to actuarially measure and value the defined benefit pension obligation as of December 31, 2024, using the assistance of independent actuarial specialists.

Auditing the defined benefit pension obligation related specifically to the ‘Mexico Fixed’ segment involved complex auditor judgement and required the involvement of our actuarial and valuation specialists because of the highly judgmental nature of the discount rate used in the Company’s measurement process. This assumption was complex because it required a valuation of the credit quality of the corporate bonds used to develop the discount rate and the correlation of those bonds’ cash inflows to the timing and amount of future expected benefit payments. Additionally, auditing the defined benefit pension obligation of the ‘Mexico Fixed’ segment was complex, as there were material weaknesses in internal controls over ineffective information technology general controls, related to user access, change management and segregation of duties, which impacted business process controls, including manual controls dependent on information derived from systems, management review controls and the design and operating effectiveness of controls to assess the completeness and accuracy of information produced by the entity.

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

/s/MANCERA, S.C.
A member of Ernst & Young Global Limited

We have served as the Company’s auditor since 1993.

Mexico City, Mexico
May 14, 2025

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Financial Position

(In thousands of Mexican pesos)

		At December 31,
	Note	2023		2024		2024 Millions of U.S. dollars
Assets
Current assets:
Cash and cash equivalents	3	Ps.	26,597,773	Ps.	36,652,098	US$	1,808
Equity investments at fair value through other comprehensive income (OCI) and other short-term investments	4		73,755,627		46,683,687		2,303
Accounts receivable:
Subscribers, distributors, recoverable taxes, contract assets and other, net	5		206,802,150		221,122,253		10,910
Related parties	6		1,071,520		1,395,483		69
Derivative financial instruments	7		1,446,034		10,668,460		526
Inventories, net	8		19,271,625		23,751,457		1,172
Other current assets, net	9		11,222,259		13,424,395		663
Total current assets		Ps.	340,166,988	Ps.	353,697,833	US$	17,451
Non-current assets:
Property, plant and equipment, net	10	Ps.	628,650,904	Ps.	713,784,429	US$	35,218
Intangibles, net	11		121,498,519		141,736,581		6,993
Goodwill	11		146,078,897		156,836,369		7,738
Investments in associated companies	12b		14,380,463		3,678,383		181
Deferred income taxes	13		137,883,622		153,217,164		7,560
Accounts receivable, subscriber, distributors and contract assets, net	5		9,400,123		9,394,158		463
Other assets, net	9		37,643,712		48,206,789		2,378
Debt instruments at fair value through OCI	4		14,914,412		13,908,873		686
Right-of-use assets, net	15		113,568,320		199,460,378		9,841
Total assets		Ps.	1,564,185,960	Ps.	1,793,920,957	US$	88,509
Liabilities and equity
Current liabilities:
Short-term debt and current portion of long-term debt	14	Ps.	160,963,603	Ps.	104,210,738	US$	5,142
Short-term liability related to right-of-use of assets	15		24,375,010		35,436,851		1,748
Accounts payable	16a		162,097,416		166,924,134		8,236
Accrued liabilities	16b		55,214,324		57,033,837		2,814
Income tax	13		29,516,162		24,151,790		1,191
Other taxes payable			40,082,150		51,735,433		2,553
Derivative financial instruments	7		17,896,379		22,185,709		1,095
Related parties	6		6,766,826		3,701,960		182
Deferred revenues			27,494,667		29,020,425		1,432
Total current liabilities		Ps.	524,406,537	Ps.	494,400,877	US$	24,393
Non-current liabilities:
Long-term debt	14	Ps.	339,713,449	Ps.	463,374,893	US$	22,861
Long-term liability related to right-of-use of assets	15		100,794,146		177,666,377		8,766
Deferred income taxes	13		21,269,102		27,731,694		1,369
Accounts payable			—		17,224,845		850
Deferred revenues			2,666,273		2,672,730		132
Asset retirement obligations	16c		10,117,928		11,512,779		568
Employee benefits	18		143,516,143		167,152,441		8,247
Total non-current liabilities		Ps.	618,077,041	Ps.	867,335,759	US$	42,793
Total liabilities		Ps.	1,142,483,578	Ps.	1,361,736,636	US$	67,186
Equity:
Capital stock	20	Ps.	95,362,024	Ps.	95,356,548	US$	4,705
Retained earnings:
Prior years			469,543,111		494,346,642		24,390
Profit for the year			76,110,617		22,902,025		1,131
Total retained earnings			545,653,728		517,248,667		25,521
Other comprehensive loss items			(274,303,207)		(243,519,865)		(12,016)
Equity attributable to equity holders of the parent			366,712,545		369,085,350		18,210
Non-controlling interests			54,989,837		63,098,971		3,113
Total equity			421,702,382		432,184,321		21,323
Total liabilities and equity		Ps.	1,564,185,960	Ps.	1,793,920,957	US$	88,509

The accompanying notes are an integral part of these consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

(In thousands of Mexican pesos, except for earnings per share)

		For the years ended December 31
	Note	2022 (1)		2023		2024		2024 Millions of U.S. dollars, except for earnings per share
Operating revenues:
Service revenues		Ps.	712,985,548	Ps.	689,154,325	Ps.	741,858,822	US$	36,602
Sales of equipment			131,515,849		126,858,519		127,361,762		6,284
		Ps.	844,501,397	Ps.	816,012,844	Ps.	869,220,584	US$	42,886
Operating costs and expenses:
Cost of sales and services			330,532,450		316,476,140		331,177,822		16,340
Commercial, administrative and general expenses			179,454,030		173,001,297		186,515,841		9,202
Other expenses			5,010,379		6,965,828		7,298,470		360
Depreciation and amortization	9,10,11 and 15		158,633,786		151,786,064		164,128,361		8,098
		Ps.	673,630,645	Ps.	648,229,329	Ps.	689,120,494	US$	34,000
Operating income		Ps.	170,870,752	Ps.	167,783,515	Ps.	180,100,090	US$	8,886
Interest income			4,823,579		9,628,340		9,008,220		444
Interest expense			(41,258,803)		(44,545,241)		(56,019,754)		(2,764)
Foreign currency exchange gain (loss), net			20,761,622		14,653,523		(70,698,375)		(3,487)
Valuation of derivatives, interest cost from labor obligations and other financial items, net	22		(19,116,219)		(26,814,668)		5,618,840		277
Equity interest in net result of associated companies			(1,811,432)		(5,371,824)		(5,179,112)		(256)
Profit before income tax			134,269,499		115,333,645		62,829,909		3,100
Income tax	13		46,044,089		34,544,003		35,238,443		1,738
Net profit for the year from continuing operations		Ps.	88,225,410	Ps.	80,789,642	Ps.	27,591,466	US$	1,362
(Loss) after tax for the year from discontinued operations	2, Ac		(6,719,015)		—		—		—
Net profit for the year		Ps.	81,506,395	Ps.	80,789,642	Ps.	27,591,466	US$	1,362
Net profit for the year attributable to:
Equity holders of the parent from continuing operations	20	Ps.	82,878,406	Ps.	76,110,617	Ps.	22,902,025	US$	1,131
Equity holders of the parent from discontinued operations	2, Ac		(6,719,015)		—		—		—
Non-controlling interests			5,347,004		4,679,025		4,689,441		231
		Ps.	81,506,395	Ps.	80,789,642	Ps.	27,591,466	US$	1,362
Basic and diluted earnings per share attributable to equity holders of the parent from continuing operations	20	Ps.	1.30	Ps.	1.21	Ps.	0.37	US$	0.02
Basic and diluted earnings per share attributable to equity holders of the parent from discontinued operations	20	Ps.	(0.11)	Ps.	—	Ps.	—	US$	—
Other comprehensive income:
Other comprehensive (loss) income that may be reclassified to profit or loss in subsequent years (net of tax):
Effect of translation of foreign entities from continuing operations		Ps.	(35,114,722)	Ps.	(41,548,455)	Ps.	62,171,364	US$	3,066
Effect of translation of foreign entities from discontinued operations			5,193,281		—		—		-
Items that will not be reclassified to (loss) or profit in subsequent years (net of tax):
Re-measurement of defined benefit plan, net of deferred taxes			(4,305,716)		(3,769,565)		(27,872,099)		(1,375)
Unrealized (loss) gain on equity investments at fair value, net of deferred taxes	4		(4,707,276)		(967,609)		3,485,814		172
Revaluation surplus, net of deferred taxes			—		868,456		1,659,337		82
Total other comprehensive (loss) income items for the year, net of deferred taxes	21		(38,934,433)		(45,417,173)		39,444,416		1,945
Total comprehensive income for the year		Ps.	42,571,962	Ps.	35,372,469	Ps.	67,035,882	US$	3,307
Comprehensive income for the year attributable to:
Equity holders of the parent from continuing operations		Ps.	40,959,024	Ps.	34,578,854	Ps.	54,502,177	US$	2,689
Non-controlling interests			1,612,938		793,615		12,533,705		618
		Ps.	42,571,962	Ps.	35,372,469	Ps.	67,035,882	US$	3,307
Comprehensive income for the period:
Net comprehensive income from continuing operations		Ps.	49,290,977	Ps.	35,372,469	Ps.	67,035,882	US$	3,307
Net comprehensive (loss) from discontinued operations	2, Ac		(6,719,015)		—		—		—
		Ps.	42,571,962	Ps.	35,372,469	Ps.	67,035,882	US$	3,307

(1)	Discontinued operations.

The accompanying notes are an integral part of these consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2022, 2023 and 2024
(In thousands of Mexican pesos)

	Capital stock		Legal reserve (Note 20)		Retained earnings		Unrealized loss on equity investment at fair value		Re-measurement of defined benefit plans		Cumulative translation adjustment		Revaluation surplus		Total equity attributable to equity holders of the parent		Non- controlling interests		Total equity
As of January 1, 2022	Ps.	96,333,432	Ps.	358,440	Ps.	447,331,985	Ps.	(6,321,120)	Ps.	(102,507,107)	Ps.	(104,270,295)	Ps.	58,709,592	Ps.	389,634,927	Ps.	64,406,799	Ps.	454,041,726
Net profit for the year		—		—		76,159,391		—		—		—		—		76,159,391		5,347,004		81,506,395
Unrealized loss on equity and debt investments at fair value, net of deferred taxes (Note 21)		—		—		—		(4,707,276)		—		—		—		(4,707,276)		—		(4,707,276)
Remeasurement of defined benefit plan, net of deferred taxes (Note 21)		—		—		—		—		(4,599,407)		—		—		(4,599,407)		293,691		(4,305,716)
Effect of translation of foreign entities (Note 21)		—		—		—		—		—		(29,222,333)		(1,864,632)		(31,086,965)		(4,027,757)		(35,114,722)
Discontinued operations (Note 21)		—		—		—		—		—		5,193,281		—		5,193,281		—		5,193,281
Transfer of assets’ revaluation surplus (Note 21)		—		—		2,165,706		—		—		—		(2,165,706)		—		—		—
Comprehensive income for the year		—		—		78,325,097		(4,707,276)		(4,599,407)		(24,029,052)		(4,030,338)		40,959,024		1,612,938		42,571,962
Dividends declared		—		—		(28,000,073)		—		—		—		—		(28,000,073)		(1,880,736)		(29,880,809)
Repurchase of shares		33,469		—		(26,234,786)		—		—		—		—		(26,201,317)		—		(26,201,317)
Recycling of assets revaluation surplus by spin-off, net of deferred taxes		—		—		35,289,339		—		—		—		(35,289,339)		—		(79,806)		(79,806)
Spin-off effects		(1,001,572)		—		(1,581,315)		—		—		—		—		(2,582,887)		—		(2,582,887)
Other acquisitions of non-controlling interests		—		—		(4,970)		—		—		—		—		(4,970)		(34,626)		(39,596)
Balance at December 31, 2022	Ps.	95,365,329	Ps.	358,440	Ps.	505,125,277	Ps.	(11,028,396)	Ps.	(107,106,514)	Ps.	(128,299,347)	Ps.	19,389,915	Ps.	373,804,704	Ps.	64,024,569	Ps.	437,829,273
Net profit for the year		—		—		76,110,617		—		—		—		—		76,110,617		4,679,025		80,789,642
Unrealized loss on equity and debt investments at fair value, net of deferred taxes (Note 21)		—		—		—		(967,609)		—		—		—		(967,609)		—		(967,609)
Remeasurement of defined benefit plan, net of deferred taxes (Note 21)		—		—		—		—		(3,662,102)		—		—		(3,662,102)		(107,463)		(3,769,565)
Effect of translation of foreign entities (Note 21)		—		—		—		—		—		(36,676,031)		(723,649)		(37,399,680)		(4,148,775)		(41,548,455)
Revaluation surplus, net deferred taxes (Note 21)		—		—		—		—		—		—		497,628		497,628		370,828		868,456
Transfer of assets’ revaluation surplus (Note 21)		—		—		815,693		—		—		—		(815,693)		—		—		—
Comprehensive income for the year		—		—		76,926,310		(967,609)		(3,662,102)		(36,676,031)		(1,041,714)		34,578,854		793,615		35,372,469
Dividends declared		—		—		(28,946,819)		—		—		—		—		(28,946,819)		(1,965,529)		(30,912,348)
Repurchase of shares		(3,305)		-		(14,319,762)		—		—		—		—		(14,323,067)		—		(14,323,067)
Recycling of assets revaluation surplus related to Peru and the Dominican Republic’s sale of towers, net of deferred taxes		—		—		4,911,409		—		—		—		(4,911,409)		—		—		—
Other acquisitions of non-controlling interests		—		—		1,598,873		—		—		—		—		1,598,873		(7,862,818)		(6,263,945)
Balance at December 31, 2023	Ps.	95,362,024	Ps.	358,440	Ps.	545,295,288	Ps.	(11,996,005)	Ps.	(110,768,616)	Ps.	(164,975,378)	Ps.	13,436,792	Ps.	366,712,545	Ps.	54,989,837	Ps.	421,702,382
Net profit for the year		-		-		22,902,025		—		—		—		—		22,902,025		4,689,441		27,591,466
Unrealized loss on equity and debt investments at fair value, net of deferred taxes (Note 21)		—		—		—		3,485,814		—		—		—		3,485,814		—		3,485,814
Remeasurement of defined benefit plan, net of deferred taxes (Note 21)		—		—		—		—		(27,929,881)		—		—		(27,929,881)		57,782		(27,872,099)
Effect of translation of foreign entities (Note 21)		—		—		—		—		—		52,680,323		2,418,074		55,098,397		7,072,967		62,171,364
Revaluation of assets, net of deferred taxes		—		—		—		—		—		—		945,822		945,822		713,515		1,659,337
Transfer of assets’ revaluation surplus (Note 21)		-		-		816,810		—		—		—		(816,810)		—		—		—
Comprehensive income for the year		—		—		23,718,835		3,485,814		(27,929,881)		52,680,323		2,547,086		54,502,177		12,533,705		67,035,882
Dividends declared		—		—		(29,482,507)		—		—		—		—		(29,482,507)		(2,021,059)		(31,503,566)
Repurchase of shares		(5,476)		—		(22,734,817)		—		—		—		—		(22,740,293)		—		(22,740,293)
Other acquisitions of non-controlling interests		—		—		93,428		—		—		—		—		93,428		(2,403,512)		(2,310,084)
Balance at December 31, 2024	Ps.	95,356,548	Ps.	358,440	Ps.	516,890,227	Ps.	(8,510,191)	Ps.	(138,698,497)	Ps.	(112,295,055)	Ps.	15,983,878	Ps.	369,085,350	Ps.	63,098,971	Ps.	432,184,321

The accompanying notes are an integral part of these consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(In thousands of Mexican pesos)

			For the years ended December 31
	Note		2022 (1)		2023		2024		2024 Millions of U.S. dollars
Operating activities
Profit before income tax from continuing operations			Ps.	134,269,499	Ps.	115,333,645	Ps.	62,829,909	US$	3,100
Loss before income tax from discontinued operations	2, Ac			(8,524,516)		—		—		—
Profit before income tax				125,744,983		115,333,645		62,829,909		3,100
Items not requiring the use of cash:
Depreciation property, plant and equipment and right-of-use assets	10 and 15			140,353,169		133,818,176		143,697,887		7,090
Amortization of intangible and other assets	9 and 11			18,280,617		17,967,888		20,430,474		1,008
Equity interest in net result of associated companies				1,811,432		5,371,824		5,179,112		256
Loss (gain) on sale of property, plant and equipment				935,644		(5,055,264)		264,769		13
Net period cost of labor obligations	18			15,979,152		16,971,936		18,232,542		900
Foreign currency exchange loss (income), net				(20,008,610)		(16,175,776)		69,721,961		3,439
Interest income				(4,823,579)		(9,628,340)		(9,008,220)		(444)
Interest expense				41,258,803		44,545,241		56,019,754		2,764
Employee profit sharing				3,637,813		3,938,274		3,721,782		184
Valuation of derivative financial instruments, capitalized interest expense and other, net				17,072,520		4,623,029		(3,672,093)		(181)
Gain on net monetary positions	22			(11,538,061)		(9,321,480)		(27,387,169)		(1,351)
Gain on sale of subsidiary	2, Ac			(3,405,014)		—		—		—
Loss on deconsolidation of subsidiary	12	b		9,390,641		—		—		—
Impairment to notes receivable from joint venture	22			—		12,184,562		4,594,792		227
Impairment of joint venture	22			—		4,677,782		—		—
Working capital changes:
Subscribers, distributors, recoverable taxes, contract assets and other, net				(6,803,202)		(19,201,698)		(4,160,268)		(206)
Prepaid expenses				(2,527,168)		(6,154,082)		2,252,754		111
Related parties				1,884,945		758,301		(3,388,829)		(167)
Inventories				(1,183,883)		2,832,978		(3,055,411)		(151)
Other assets				(1,321,813)		(1,564,370)		(8,825,833)		(435)
Employee benefits				(25,723,517)		(13,090,945)		(27,271,158)		(1,346)
Accounts payable and accrued liabilities				(10,291,588)		10,098,156		(15,450,565)		(762)
Financial instruments and other				(2,353,920)		—		—		—
Deferred revenues				2,430,434		3,062,445		2,738,688		135
Employee profit sharing paid				(2,935,880)		(3,316,540)		(3,524,357)		(174)
Interest received				2,652,195		4,882,509		3,489,600		172
Income taxes paid				(62,015,057)		(49,466,056)		(48,089,000)		(2,374)
Cash flows from discontinued operating				(1,214,025)		—		—		—
Net cash flows provided by continuing operating activities			Ps.	225,287,031	Ps.	248,092,195	Ps.	239,341,121	US$	11,808
Investing activities
Purchase of property, plant and equipment				(146,192,426)		(131,101,509)		(113,083,319)		(5,579)
Acquisition of intangibles				(11,661,530)		(25,237,297)		(17,751,708)		(876)
Dividends received	22			5,426,370		4,590,313		2,779,138		137
Proceeds from sale of property, plant and equipment				3,795,740		7,042,757		395,232		20
Acquisition of business, net of cash acquired	12			(18,525,639)		—		493,714		24
Contractual earn-out from business combination	2, Ac			2,298,532		3,468,655		893,754		44
Financial instruments, net				—		(9,420,419)		(2,111,926)		(104)
Partial sale of shares of associated company				6,329		—		—		—
Investments in associate companies				(1,043,954)		(459,750)		(72,513)		(4)
Proceeds from the sale of businesses				5,791,488		—		—		—
Acquisition of short-term investments				—		(10,061,353)		(10,983,052)		(542)
Sale of short-term investments				9,690,285		10,482,150		15,702,126		775
Acquisition of notes from joint venture				—		(14,292,963)		(5,497,250)		(271)
Cash flows from discontinued investing				(1,944,235)		—		—		—
Net cash flows used in investing activities			Ps.	(152,359,040)	Ps.	(164,989,416)	Ps.	(129,235,804)	US$	(6,376)
Financing activities
Loans obtained				188,414,369		249,380,436		262,041,021		12,929
Repayment of loans				(145,340,377)		(214,735,610)		(232,731,277)		(11,483)
Payment of liability related to right-of-use of assets	15			(33,823,287)		(39,498,197)		(45,285,610)		(2,234)
Interest paid				(26,882,181)		(29,031,855)		(31,082,117)		(1,534)
Repurchase of shares				(26,143,162)		(14,331,361)		(22,746,633)		(1,122)
Dividends paid				(29,534,053)		(30,466,636)		(31,007,121)		(1,530)
Acquisition of non-controlling interests	12			(39,596)		(6,263,945)		(2,310,084)		(114)
Net cash flows used in financing activities			Ps.	(73,348,287)	Ps.	(84,947,168)	Ps.	(103,121,821)	US$	(5,088)
Net increase (decrease) in cash and cash equivalents			Ps.	(420,296)	Ps.	(1,844,389)	Ps.	6,983,496	US$	344
Adjustment to cash flows due to exchange rate fluctuations, net				(4,558,646)		(5,258,787)		3,070,829		152
Cash and cash equivalents at beginning of the year				38,679,891		33,700,949		26,597,773		1,312
Cash and cash equivalents at end of the year			Ps.	33,700,949	Ps.	26,597,773	Ps.	36,652,098	US$	1,808

(1)	Discontinued operations.

The accompanying notes are an integral part of these consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years ended December 31, 2022, 2023 and 2024

(In thousands of Mexican pesos Ps. and thousands of
U.S. dollars US$, unless otherwise indicated)

Note 1. Description of the Business and Relevant Events

I.	Corporate Information

América Móvil, S.A.B. de C.V. and subsidiaries (hereinafter, the “Company”, “América Móvil” or “AMX”) was incorporated under the laws of Mexico on September 25, 2000. The Company provides its services in 23 countries or territories. These telecommunications services include mobile and fixed-line voice services, wireless and fixed data services, internet access, Pay TV, over the top (OTT) and other related services. The Company also sells equipment, accessories and computers.

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

In order to provide these services, América Móvil has licenses, permits and concessions (collectively referred to herein as “licenses”) to build, install, operate and exploit public and/or private telecommunications networks and provide miscellaneous telecommunications services (mostly mobile and fixed voice and data services) and to operate frequency bands in the radio-electric spectrum for point-to-point and point-to-multipoint microwave links. The Company holds licenses in the 23 countries where it has networks, and such licenses have different dates of expiration through 2056.

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

The accompanying consolidated financial statements were approved for their issuance by the Company’s Board of Directors and the Chief Financial Officer on May 14, 2025 and subsequent events have been considered through that date.

II.	Relevant events in 2024

a) On February 1, 2024, the Company issued a 10-year sustainable bond in an amount of Ps. 20.0 billion and with a 10.30% coupon under its global peso notes program.

b) On February 13, 2024, the Company renewed its U.S.$ 2.5 billion (Ps. 42.7 billion) revolving credit facility with a maturity in February 2029.

c) On March 2, 2024, the Company’s € 2.1 billion (Ps. 37.9 billion) bond exchangeable into Koninklijke KPN N.V. (hereinafter, KPN) shares matured. Prior to maturity, the Company received notification from all bondholders exercising their right to call the KPN shares at the strike price of € 3.1185. The Company delivered its KPN shares to the shareholders and has ceased to have an equity investment in KPN. In connection with this transaction, the Company recognized a loss in the consolidated statements of comprehensive income of Ps. 2.6 billion, see Note 4.

d) On March 15,2024, Claro Brasil issued a R$ 2.5 billion (Ps. 8.4 billion) IPCA (Extended National Consumer Price Index) + 5.7687% debenture maturing in 2029.

e) On March 22, 2024, the Company launched an issuance of (Global Peso Notes), registered with both the Securities and Exchange Commission in the United States of America (“SEC”) and the National Banking and Securities Commission (“CNBV” for its acronym in Spanish) in México, placing a bond of Ps. 17.5 billion, for five years, at a rate of 10.125%. This is equivalent to approximately U.S.$ 1 billion, maturing in March 2029. The notes issued under this program since June 2023 total Ps. 54.5 billion.

f) On April 29, 2024, the shareholders approved i) the payment of an ordinary dividend of Ps. 0.48 (forty-eight peso cents) per share, in two equal installments, on each share of its capital stock, series “B, and ii) the allocation of Ps. 15,000,000 to the share-buyback fund for the April 2024 - April 2025 period, adding to such amount the outstanding balance of the buyback program for the period April 2023 – April 2024. Pursuant to this resolution, the buyback program fund for April 2024 – April 2025 period equals Ps. 15,276,000.

g) On September 11, 2024, the Company announced that its subsidiary Radiomóvil Dipsa, S.A. de C.V. (“Telcel”), was notified of a resolution issued by the Federal Telecommunications Institute (Instituto Federal de Telecomunicaciones, or “IFT”) regarding an investigation initiated by a competitor in 2021, for the alleged commission of relative monopolistic practices in the market for the commercialization of telecommunications services and mobile terminals in Colima, Jalisco and Michoacán. Through this resolution a fine is imposed to Telcel for an amount of Ps. 90.6 million. Telcel denies having committed the practice referred to in the resolution, which is supported by baseless statements of the competitor, and questions the way in which the investigation was carried out over the years by the Investigation Authority (Autoridad Investigadora) of the IFT. Telcel has challenged the applicable resolution by the Supreme Court and a final resolution is pending.

h) On October 3, 2024, the Company received approval from the National Economic Prosecutor’s Office of the Republic of Chile (Fiscalía Nacional Económica) to take control of Claro Chile, SpA, which until October 31, 2024 was a 50:50 joint venture with Liberty Latin America. Accordingly, the Company started consolidating Claro Chile, SpA into its operations effective on October 31, 2024. Through the conversion into equity of all outstanding loans from AMX to Claro Chile, SpA, AMX had a 91.62% controlling interest in Claro Chile, SpA and LLA had the remaining 8.38% non-controlling interest. The shareholders’ agreement entered into between AMX and LLA reflects a governance structure and terms consistent with such equity interests in Claro Chile, SpA, see Note 12 b. On December 20, 2024, the Company increased its subsidiary’s capital by CLP$ 252.9 billion (Ps. 5,313,282), raising its ownership from 91.62% to 94.88%.

Note 2. Basis of Preparation of the Consolidated Financial Statements and Summary of Significant Accounting Policies and Practices

a)	Basis of preparation

The accompanying consolidated financial statements have been prepared in conformity with (IFRS) accounting standards, as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements have been prepared on the historical cost basis, except for the derivative financial instruments (assets and liabilities), the passive infrastructure of mobile telecommunications towers, the trust assets of post-employment and other employee benefit plans, and debt and equity instruments that have been measured at fair value.

Effective July 1, 2018, the Argentine economy has been considered to be hyperinflationary in accordance with the criteria in IAS 29 “Financial Reporting in Hyperinflationary Economies” (“IAS 29”). Accordingly, for the Argentine subsidiaries, we have included adjustments for hyperinflation and reclassifications as is required by the standard for purposes of presentation of IFRS accounting standards in the consolidated financial statements.

The preparation of these consolidated financial statements under IFRS accounting standards requires the use of critical estimates and assumptions that affect the amounts reported for certain assets, liabilities, revenue and expenses. It also requires that management exercise judgment in the application of the Company’s accounting policies. Actual results could differ from these estimates and assumptions.

The Mexican peso is the functional currency of the Company’s Mexican operations and the consolidated reporting currency of the Company.

(i) Changes in Accounting Policies and Disclosures

The accounting policies applied in the preparation of the consolidated financial statements for the year ended December 31, 2024 are consistent with those used in the preparation of the Company´s consolidated annual financial statements for the years ended December 31, 2023 and 2022, with the exception of the following new standards and amendments to existing standards issued by the IASB, which were mandatory for annual periods beginning on or after January 1, 2024:

Amendments to IFRS 16: Lease Liability in a Sale and Leaseback

In September 2022, the IASB issued amendments to IFRS 16 to specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains.

The amendments had no impact on the Company’s consolidated financial statements.

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

The amendments had no impact on the Company’s consolidated financial statements.

Supplier Finance Arrangements - Amendments to IAS 7 and IFRS 7

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

The amendments had no impact on the Company’s consolidated financial statements.

(ii) Basis of consolidation

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

All intra-Company balances and transactions, and any unrealized gains and losses arising from intra-Company transactions, are eliminated upon consolidation.

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

The equity interest in the most significant subsidiaries is as follows:

		Equity interest at December 31
	Country	2023	2024
Subsidiaries:
América Móvil B.V. a)	Netherlands	100.0%	100.0%
Compañía Dominicana de Teléfonos, S.A. (“Codetel”) b)	Dominican Republic	100.0%	100.0%
Sercotel, S.A. de C.V. a)	Mexico	100.0%	100.0%
Radiomóvil Dipsa, S.A. de C.V. and subsidiaries (“Telcel”) b)	Mexico	100.0%	100.0%
Puerto Rico Telephone Company, Inc. b)	Puerto Rico	100.0%	100.0%
Servicios de Comunicaciones de Honduras, S.A. de C.V. (“Sercom Honduras”) b)	Honduras	100.0%	100.0%
Claro S.A. b)	Brazil	99.6%	99.6%
AMX International Mobile S.A. de C.V. a)	Mexico	100.0%	100.0%
Claro NXT Telecomunicações, S.A. b)	Brazil	100.0%	100.0%
Telecomunicaciones de Guatemala, S.A. (“Telgua”) b)	Guatemala	99.3%	99.3%
Claro Guatemala, S.A. b)	Guatemala	100.0%	100.0%
Empresa Nicaragüense de Telecomunicaciones, S.A. (“Enitel”) b)	Nicaragua	99.6%	99.6%
Compañía de Telecomunicaciones de El Salvador, S.A. de C.V. (“CTE”) b)	El Salvador	95.8%	95.9%
Comunicación Celular, S.A. (“Comcel”) b)	Colombia	99.4%	99.4%
Consorcio Ecuatoriano de Telecomunicaciones, S.A. (“Conecel”) b)	Ecuador	100.0%	100.0%
AMX Argentina, S.A. b)	Argentina	100.0%	100.0%
AMX Paraguay, S.A. b)	Paraguay	100.0%	100.0%
AM Wireless Uruguay, S.A. b)	Uruguay	100.0%	100.0%
América Móvil Perú, S.A.C b)	Peru	100.0%	100.0%
Teléfonos de México, S.A.B. de C.V. b)	Mexico	98.8%	100.0%
Claro Chile, SpA d)	Chile	50.0%	94.9%
Telekom Austria AG b)	Austria	58.4%	60.6%
EuroTeleSites AG and subsidiaries c)	Austria	57.0%	57.0%

a) Holding companies.
b) Operating companies of mobile and fixed services.
c) Company spun-off from Telekom Austria AG on September 22, 2023.
d) Joint venture until October 31, 2024 (see note 12b).

(iii) Basis of translation of financial statements of foreign subsidiaries and associated companies

The operating revenues of foreign subsidiaries represent approximately 63%, 60% and 61% of consolidated operating revenues for the years ended December 31, 2022, 2023 and 2024, respectively, and their total assets represent approximately 65% and 65% of consolidated total assets at December 31, 2023 and 2024, respectively.

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

The difference resulting from the translation process is recognized in equity in the caption “Effect of translation of foreign entities”. At December 31, 2023 and 2024, the cumulative translation adjustment was Ps. (164,975,378) and Ps. (113,191,350), respectively.

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

In order to restate for hyperinflation its financial statements, the subsidiary used the series of indices defined by resolution JG No. 539/18 issued by the “Federación Argentina de Consejos Profesionales de Ciencias Económicas” (“FACPCE”), based on the National Consumer Price Index (IPC) published by the Instituto Nacional de Estadística y Censos (INDEC) of the Argentine Republic and the Wholesale Internal Price Index (IPIM) published by FACPCE. The cumulative index at December 31, 2024 is 7,708.6829, while on an annual inflation for 2024 is 117.8%.

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

•
All items in the financial statements of the Argentine company are translated at the closing exchange rate, which at December 31, 2023 and 2024 were 0.0209 and 0.0196, respectively, per Argentine peso per Mexican peso.

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

c) Cost of sales

The cost of mobile equipment and tablets is recognized at the time the client or distributor receive the device which is when the control is transferred to the customer.

d) Cost of services

The cost of services represents the costs incurred to properly deliver the services to the customers, it includes the network operating costs and license related costs and is accounted for at the moment in which such services are provided.

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

The Company also maintains restricted cash held as collateral to meet certain contractual obligations. As restricted cash the Company includes the judicial deposits that are presented as part of “Other assets, net” within non-current assets given that the restrictions are long-term in nature. See Note 9.

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

For the years ended December 31, 2022, 2023 and 2024, no impairment losses were recognized for goodwill.

j) Property, plant and equipment

(i) Property, plant and equipment are recorded at acquisition cost, net of accumulated depreciation; except for the passive infrastructure of telecommunications towers, which are recognized under the revaluation model. Depreciation is computed on the cost of assets using the straight-line method, based on the estimated useful lives of the related assets, beginning the month after they become available for use.

Borrowing costs that are incurred for general financing for construction in progress for a substantial period of time are capitalized as part of the cost of the asset. During the years ended December 31, 2022, 2023 and 2024, borrowing costs that were capitalized amounted to Ps. 1,514,654, Ps. 1,442,077 and Ps. 1,622,958, respectively.

In addition to the purchase price and costs directly attributable to preparing an asset in terms of its physical location and condition for operating as intended by management, when required, the cost also includes the estimated costs of dismantling and removal of the asset and for restoration of the site where it is located. See Note 16c.

The passive infrastructure of telecommunications towers is recorded at revalued value, which is its fair value at the time of revaluation less accumulated depreciation; if there is any loss or impairment, it must also be considered within its value. The revaluations are calculated with sufficient regularity to ensure that the book value, every time, does not differ significantly from that which could be determined using the fair value at the end of the reporting period.

The increase resulting from a revaluation is recorded in other comprehensive income (OCI) and is accumulated in equity as a revaluation surplus. To the extent that there is a decrease in revaluation, it is recognized in profit or loss, except to the extent that it compensates for an existing surplus on the same asset.

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

(ii) The net book value of property, plant and equipment is removed from the consolidated statements of financial position at the time the asset is sold or when no future economic benefits are expected from its use or sale. Any gains or losses on the sale of property, plant and equipment represent the difference between net proceeds of the sale and the net book value of the item at the time of sale, that are recognized as either other operating income or other operating expenses upon sale.

(iii) The Company periodically assesses the residual values, useful lives and depreciation methods associated with its property, plant and equipment. If necessary, the effects of any changes in accounting estimates is recognized prospectively, at the closing of each period, in accordance with IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors”.

For property, plant and equipment made up of several components with different useful lives, the major individual components are depreciated over their individual useful lives. Maintenance costs and repairs are expensed as incurred.

Annual depreciation rates are as follows:

Network infrastructure	5%-33%
Buildings and leasehold improvement	2%-33%
Other assets	10%-50%

(iv) The carrying value of property, plant and equipment is reviewed annually if there are indicators of impairment in such assets. If an asset’s recovery value is less than the asset’s net carrying value, the difference is recognized as an impairment loss.

During the years ended December 31, 2022, 2023 and 2024, no impairment losses were recognized.

(v) Spare parts for network operation are recognized at cost.

The valuation of inventory for network considered obsolete, defective or slow-moving, is reduced to their estimated net realizable value. The estimate of the recovery value of inventories is based on their age and turnover.

k) Intangibles

(i) Licenses

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

(ii) Trademarks

Trademarks acquired are measured on initial recognition at cost. The cost of trademarks acquired in a business combination is their fair value at the date of acquisition. The useful lives of trademarks are assessed as either definite or indefinite. Trademarks with finite useful lives are amortized using the straight-line method over a period ranging from 5 to 10 years. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable, if not, the change in useful life from indefinite to definite is made on a prospective basis.

(iii) Irrevocable rights of use

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

(iv) Customer relationships

The value of customer relations is determined and valued at the time that a new subsidiary is acquired, as determined by the Company with the assistance of independent appraisers and is amortized over a 5-year period.

During the years ended December 31, 2022, 2023 and 2024, no significant impairment losses were recognized for licenses, trademarks, irrevocable rights of use or customer relationships.

l) Impairment in the value of long-lived assets

The Company assesses the existence of indicators of impairment in the carrying value of long-lived assets, goodwill and intangible assets according to IAS 36 “Impairment of assets”. When there are such indicators, or in the case of assets whose nature requires an annual impairment analysis (goodwill and intangible assets with indefinite useful lives), the Company estimates the recoverable amount of the asset, which is the higher of its fair value, less disposal costs, and its value in use. Value in use is determined by discounting estimated future cash flows, applying a pre-tax discount rate that reflects the time value of money and taking into consideration the specific risks associated with the asset. When the recoverable amount of an asset is below its carrying value, impairment is considered to exist. In this case, the carrying value of the asset is reduced to the asset’s recoverable amount, recognizing the loss in results of operations for the respective period. Depreciation and/or amortization expense of future periods is adjusted based on the new carrying value determined for the asset over the asset’s remaining useful life. Impairment is computed individually for each asset. Recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or group of assets.

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

Key assumptions used in value in use calculations

The forecasts are made in real terms (net of inflation) and in the functional currency of the subsidiary as of December 31, 2024. Financial forecasts, premises and assumptions are similar to what any other market participant in similar conditions would consider.

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

The discount rates represent the current market assessment of the risks specific to each CGU, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates. The discount rate calculation is based on the specific circumstances of the Company and its operating segments. The WACC takes into account both debt and equity costs. The cost of equity is derived from the expected return on investment for each CGU. The cost of debt is based on the interest-bearing borrowings the Company is obliged to service. Segment-specific risk is incorporated by applying individual beta factors.

The beta factors are evaluated annually based on publicly available market data.

Market participant assumptions are important because, not only do they include industry data for growth rates, but also management assesses how the CGU’s position, relative to its competitors, might change over the forecasted period.

The most significant forward-looking estimates used for the 2023 and 2024 impairment evaluations are shown below:

	Average margin on EBIDTA	Average margin on CAPEX	Average pre-tax discount rate (WACC)
2023:
Europe (7 countries)	26.81% - 43.90%	4.46% - 16.89%	6.08% - 29.15%
Brazil (fixed line, wireless and TV)	43.07%	14.37%	10.45%
Puerto Rico	23.92%	10.46%	6.31%
Dominican Republic	52.34%	13.78%	11.95%
Mexico (fixed line and wireless)	36.10%	10.66%	9.37%
Ecuador	50.81%	18.49%	21.77%
Peru	41.80%	7.11%	9.13%
El Salvador	46.27%	9.26%	20.15%
Colombia	43.39%	20.78%	10.15%
Other countries	28.06% - 51.46%	11.68% - 27.15%	10.29% - 22.79%

2024:
Europe (7 countries)	35.05% - 43.18%	2.83% - 18.57%	4.88% - 27.16%
Brazil (fixed line, wireless and TV)	44.75%	16.97%	8.11%
Puerto Rico	24.41%	8.67%	4.38%
Dominican Republic	53.64%	14.13%	9.51%
Mexico (fixed line and wireless)	37.31%	9.35%	8.36%
Ecuador	49.66%	13.95%	15.72%
Peru	39.33%	10.41%	8.28%
El Salvador	46.37%	13.42%	13.35%
Colombia	42.25%	17.31%	7.24%
Other countries	28.02% - 52.47%	11.48% - 22.35%	7.22% - 24.06%

Sensitivity to changes in assumptions:

The implications of the key assumptions for the recoverable amount are discussed below:

Margin on CAPEX- The Company performed a sensitivity analysis by increasing its CAPEX by 5% and maintaining all other assumptions the same, results without impairment.

WACC- Additionally, should the Company increase by 50 base points in WACC per CGU and maintain all other assumptions the same. The sensitivity analysis would require the Company to adjust the amount of its long-lived assets in one of its CGUs with potential impairment of approximately Ps. 332,225.

m) Right-of-use assets

The Company applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Company recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

(i)	Right-of-use assets

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

Assets	Useful life
Towers and sites	2 to 24 years
Property	2 to 24 years
Other equipment	2 to 20 years

The right-of-use assets are also subject to impairment test.

(ii)	Lease liabilities.

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

(iii)	Short-term leases and leases of low value assets.

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

The exchange rates used for the translation of foreign currencies against the Mexican peso are as follows:

		Average exchange rate			Closing exchange rate at December 31,
Country or Zone	Currency	2022	2023	2024	2023	2024
Argentina (1)	Argentine Peso (AR$)	0.1586	0.0680	0.0200	0.0209	0.0196
Brazil	Real (R$)	3.9045	3.5545	3.3963	3.4895	3.2731
Colombia	Colombian Peso (COP$)	0.0048	0.0041	0.0045	0.0044	0.0046
Guatemala	Quetzal	2.5981	2.2675	2.3597	2.1584	2.6301
U.S.A. (2)	US Dollar	20.1283	17.7617	18.3045	16.8935	20.2683
Uruguay	Uruguay Peso	0.4893	0.4574	0.4548	0.4329	0.4600
Nicaragua	Cordoba	0.5611	0.4875	0.4998	0.4613	0.5534
Honduras	Lempira	0.8171	0.7184	0.7341	0.6819	0.7948
Chile	Chilean Peso (CLP$)	0.0232	0.0212	0.0194	0.0193	0.0203
Paraguay	Guaraní	0.0029	0.0024	0.0024	0.0023	0.0026
Peru	Sol (PEN$)	5.2454	4.7394	4.8721	4.5498	5.3762
Dominican Republic	Dominican Peso	0.3647	0.3163	0.3069	0.2893	0.3301
Costa Rica	Colon	0.0310	0.0324	0.0353	0.0321	0.0395
European Union	Euro	21.2285	19.2047	19.8011	18.6487	20.9939
Bulgaria	Lev	10.8523	9.8189	10.1235	9.5336	10.7262
Belarus	New Belarusian Ruble	7.3993	6.4630	6.6606	6.1471	0
Croatia	Croatian Kuna	2.8173	2.5487	2.6279	2.4751	2.7864
Macedonia	Macedonian Denar	0.3445	0.3119	0.3215	0.3038	0.3423
Serbia	Serbian Denar	0.1807	0.1638	0.1691	0.1593	0.1794

(1)	Year-end rates are used for the translation of revenues and expenses if IAS 29 “Financial Reporting in Hyperinflationary Economies” is applied.

(2)	Includes Ecuador, El Salvador and Puerto Rico.

In December 2023, a new Argentine administration took office and called for new economic framework calling for liberalization of economic policy. This caused a major devaluation of the country’s currency, with the Argentine peso losing nearly 60% of its value vis-á-vis the U.S. dollar in December alone.

In addition, as of December 31, 2023 and 2024, the Argentinean peso suffered a devaluation of its currency of 80.9% and an appreciation of its currency of 6.2% year-to-date against the Mexican peso, respectively, therefore, this matter is considered within the consolidated foreign currency exchange figure as of the date of the consolidated statement of comprehensive income.

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

As of May 14, 2025, the exchange rate between the U.S. dollar and the Mexican peso was Ps. 19.6162. The appreciation of the Mexican peso against the US dollar represent 3.22% with respect to the year-end value.

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

q) Employee benefits

The Company has defined benefit pension plans for its subsidiaries Puerto Rico Telephone Company, Telmex, Claro S.A., and Telekom Austria. Claro S.A. also has medical plans and defined contribution plans and Telekom Austria provides retirement benefits to its employees under a defined contribution plan. The Company recognizes the costs of these plans based upon independent actuarial computations and are determined using the projected unit credit method. The latest actuarial computations were prepared as of December 31, 2024.

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

Past service costs are recognized in profit or loss on the earlier of:

i.	The date of the plan amendment or curtailment; and

ii.	The date that the Company recognizes restructuring-related costs.

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

Deferred taxes relating to items recognized in Other Comprehensive Income are recognized together with the concept that generated such deferred taxes. Deferred taxes consequence on unremitted earnings from subsidiaries and associates are considered as temporary differences, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future. Taxes withheld on remitted foreign earnings are creditable against Mexican taxes, thus to the extent that a remittance is to be made, the deferred tax would be limited to the incremental difference between the Mexican tax rate and the rate of the remitting country. As of December 31, 2023 and 2024, the Company has not provided for any deferred taxes related to unremitted foreign earnings.

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

In accordance with IFRIC 23 Uncertainty over Income Tax Treatments, the Company determines each uncertain tax treatment based on the approach that best predicts the resolution of the uncertainty.

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

3) If it is concluded that it is unlikely that the authority will accept an uncertain fiscal position, the effect of the uncertainty will be reflected when determining its accounting fiscal position, estimating the effect based on the following methods:

a) Most probable quantity – is the only quantity in a range of possible outcomes that can be predicted by the resolution of the uncertainty; or,

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

t) Advertising

Advertising expenses are recognized as incurred. For the years ended December 31, 2022, 2023 and 2024, advertising expenses were Ps. 12,676,350, Ps. 11,781,250 and Ps. 12,670,214 respectively, and are presented in the consolidated statements of comprehensive income in the caption “Commercial, administrative and general expenses”.

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

(ii) Market risk

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

Additionally, the Company occasionally uses interest rate swaps to adjust its exposure to the variability of the interest rates or to reduce their financing costs. The Company’s practices vary from time to time depending on judgments about the level of risk, expectations of change in the movements of interest rates and the costs of using derivatives. The Company may terminate or modify a derivative financial instrument at any time. See Note 7 for disclosure of the fair value of derivatives as of December 31, 2023 and 2024.

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

(iv) Sensitivity analysis for market risks

The Company uses sensitivity analysis to measure the potential losses based on a theoretical increase of 100 basis points in interest rates and a 5% fluctuation in exchange rates:

Interest rate

In the event that the Company’s agreed-upon interest rates at December 31, 2023 and 2024 increase/decrease by 100 basis points and a 5.7% and 6.9%, respectively, fluctuation in exchange rates between the Mexican Peso and US Dollar, the net interest expense would increase by Ps. 8,046,987 and Ps.3,115,447, respectively; and (decrease) by Ps. (4,941,344) and Ps. (11,720,132), respectively.

Exchange rate fluctuations

If the Company’s debt at December 31, 2023 and 2024 of Ps. 500,677,051 and Ps. 567,585,631, respectively, were to be impacted by a 5% increase/(decrease) in exchange rates, the debt would increase/(decrease) by Ps. 525,710,904 and Ps. 595,964,966, respectively; or Ps. (475,643,199) and Ps. (539,206,398), respectively.

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

x) Current versus non-current classification

The Company presents assets and liabilities in its consolidated statements of financial position based on current/non-current classification.

An asset is current when it is either:

(i)	Expected to be realized or intended to be sold or consumed in the normal operating cycle.

(ii)	Held primarily for the purpose of trading.

(iii)	Expected to be realized within twelve months after the reporting period.

(iv)	Cash and cash equivalents unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

A liability is current when:

(i)	It is expected to be settled in the normal operating cycle.

(ii)	It is held primarily for the purpose of trading.

(iii)	It is due to be settled within twelve months after the reporting period.

(iv)	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

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

Aa) Convenience translation

The consolidated financial statements are stated in thousands of Mexican pesos (“Ps.”); however, solely for the convenience of the readers, the consolidated statement of financial position as of December 31, 2024 and the consolidated statement of comprehensive income and consolidated statement of cash flows for the year ended December 31, 2024 were converted into U.S. dollars at the exchange rate of Ps. 20.2683 per U.S. dollar, which was the exchange rate at that date. This arithmetic conversion should not be construed as representations that the amounts expressed in Mexican pesos may be converted into U.S. dollars at that or any other exchange rate.

Ab) Significant accounting judgments, estimates and assumptions

In preparing its consolidated financial statements, the Company makes estimates concerning a variety of matters. Some of these matters are highly uncertain, and its estimates involve judgments it makes based on the available information. In the discussion below, the Company has identified several of these matters for which its financial statements would be materially affected if either (1) the Company uses different estimates that it could have reasonably used or (2) in the future the Company changes its estimates in response to changes that are reasonably likely to occur.

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

Estimated useful lives of property, plant and equipment

The Company currently depreciates most of its network infrastructure based on an estimated useful life determined upon the expected particular conditions of operation and maintenance in each of the countries in which it operates. The estimates are based on the Company’s historical experience with similar assets, anticipated technological changes and other factors, taking into account the practices of other telecommunications companies. The Company reviews estimated useful lives each year to determine, for each particular class of assets, whether they should be changed. The Company may shorten/extend the estimated useful life of an asset class in response to technological changes, changes in the market or other developments. This results in increased/decreased depreciation expense. See Note 10.

Revaluation of passive infrastructure of telecommunications towers

The Company recognizes the passive infrastructure of the telecommunication towers at fair value, recognizing the changes in OCI. The discounted cash flow model was used. The Company hired a valuation specialist with industry experience to measure fair values as of December 31, 2024.

Impairment of Long-Lived Assets

The Company has large amounts of long-lived assets, including property, plant and equipment, intangible assets, and goodwill on its consolidated statements of financial position. The Company is required to test long-lived assets for impairment when circumstances indicate a potential impairment or, in some cases, at least on an annual basis. The impairment analysis for long-lived assets requires the Company to estimate the recoverable amount of the asset, which is the higher of its fair value (minus any disposal costs) and its value in use. To estimate the fair value of a long-lived asset, the Company typically takes into account recent market transactions or, if no such transactions can be identified, the Company uses a valuation model that requires making certain assumptions and estimates. Similarly, to estimate the value in use of long-lived assets, the Company typically makes various assumptions about the future prospects for the business to which the asset relates, considers market factors specific to that business and estimates future cash flows to be generated by that business. Based on this impairment analysis, including all assumptions and estimates related thereto, as well as guidance provided by IFRS relating to the impairment of long-lived assets different assumptions and estimates could materially impact the Company’s reported financial results. More conservative assumptions of the anticipated future benefits from these businesses could result in impairment charges, which would decrease net income and result in lower asset values in the consolidated statements of financial position. Conversely, less conservative assumptions could result in smaller or no impairment charges, higher net income and higher asset values. The key assumptions used to determine the recoverable amount for the Company’s CGUs, are further explained in Note 2 1).

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

Ac) Discontinued operations

a) Joint venture

On October 6, 2022, LLA and the Company announced that they completed the transaction to combine their operations in Chile (VTR and Claro Chile, respectively) in order to create a 50:50 joint venture known as Claro Chile, SpA.

In accordance with IFRS 11, this transaction was classified as a joint venture, since both LLA and the Company exercise joint control over Claro Chile, SpA, and all relevant decisions require the consent of both parties. Consequently, in accordance with IFRS 5, Claro Chile’s operations were classified as discontinued operations for all the years that are presented in the consolidated financial information and from that date they are recognized by applying the equity method. See Note 12b.

The results of discontinued operations are as follows:

	For the period ended as of October 6, 2022
Operating revenue:
Service revenues	Ps.	10,500,087
Sales of equipment		2,626,823
		13,126,910
Total costs and expenses		14,954,526
Operating loss		(1,827,616)
Financial costs		(685,129)
Loss before income taxes of discontinued operations		(2,512,745)
Income taxes:		(1,805,500)
Net loss of the period from discontinued operations	Ps.	(707,245)

The effect of the deconsolidation of Claro Chile, S.A. as of October 6, 2022, resulted in the recognition of a loss after tax from discontinued operations of Ps. 707,245, including a recycling income of accumulated foreign currency translation effect for an amount of Ps. 6,943,753. Therefore, Claro Chile is deconsolidated from the aforementioned date and no impairment loss was identified, see Note 12.

b) Claro Panama Disposal

On September 15, 2021, the Company announced that it had entered into an agreement with Cable & Wireless Panama, S.A., an affiliate of Liberty Latin America to sell its 100% interest in its subsidiary Claro Panama. The transaction excludes the telecommunications towers that are owned indirectly by the Company in Panama and the Claro trademarks. The agreed purchase price was US$ 200 million, adjusted for net debt (cash/debt free basis). The closing of the transaction would be subject to customary conditions for this type of transaction, including obtaining regulatory authorizations. On July 1, 2022, the Company announced that it had completed the sale to Liberty Latin America of its 100% interest in Claro Panama.

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

The deconsolidated assets and liabilities of Claro Panama as of the date of disposal were the following:

	As of July 1, 2022
Current assets:
Cash	Ps.	24,202
Account receivable to subscribers, distributors and others, net		666,114
Inventories, net		169,851
Other assets, net		4,457
Total current assets		864,624

Non-current assets:
Property, plant and equipment		1,102,062
Intangibles, net		1,810,964
Account receivables to subscribers, distributors and others, net		42,368
Other assets, net		12,291
Right-of-use		975,019
Total assets	Ps.	4,807,328

Short term liability related to right-of-use assets	Ps.	198,289
Accounts payable		576,522
Payable taxes		24,981
Related parties		1,159
Deferred income		126,904
Long term liability related to right-of-use assets	Ps.	855,969
Deferred income		129,062
Total liabilities		1,912,886
Net assets directly related to the Group’s disposal	Ps.	2,894,442

The results of discontinued operations for the year are shown below:

	July 1st
Operating revenue:	2022
Revenue services	Ps.	1,210,109
Sales of equipment		206,595
		1,416,704
Total costs and expenses		1,403,311
Operating income		13,393
Financial costs		(39,538)
Gain on sale of discontinued operations		3,405,014
Profit before income taxes from discontinued operations		3,378,869
Income taxes:		—
Net profit of the period of discontinued operations	Ps.	3,378,869

Ad) Climate-related matters

The Company considers climate-related matters where appropriate. This assessment includes a wide range of possible impacts on the Company due to both physical and transition risks. The Company has not identified an environmental nor transitional risk associated to climate change with the potential to have a significant effect in the Company’s financial performance and results of operations to date.

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

Note 4. Equity and debt investments at fair value through OCI and other short/long-term investments

As of December 31, 2023 and 2024, equity investments at fair value through OCI and other short-term investments includes an equity investment in Verizon for Ps. 36,682,372 and Ps. 46,683,687, respectively. As of December 31, 2023, includes an equity investment in KPN for Ps. 33,549,372 and other short-term investments for Ps. 3,523,883.

The investments in KPN, Verizon and others, are carried at fair value with changes in fair value being recognized through other comprehensive income. As of December 31, 2023 and 2024, the Company has recognized in equity changes in fair value of Ps. (967,609) and Ps. 3,485,814 respectively, net of deferred taxes.

During the years ended December 31, 2022, 2023 and 2024, the Company has recognized an income related to the earn-out stipulated in the Verizon’s contract, of Ps. 4,271,250, Ps. 2,206,671 and Ps. 14,856, respectively, which are included within “Valuation of derivatives, interest cost from labor obligations, and other financial items, net” in the consolidated statements of comprehensive income.

During the years ended December 31, 2022, 2023 and 2024, the Company recognized dividend income from KPN for an amount of Ps. 2,459,637, Ps. 1,867,184 and Ps. (116,677), respectively, also for Verizon for an amount of Ps. 3,696,356, Ps. 2,684,643 and Ps. 2,895,815, respectively, which are included within “Valuation of derivatives, interest cost from labor obligations, and other financial items, net” in the consolidated statements of comprehensive income.

As of December 31, 2023 and 2024 long-term debt instruments at fair value through OCI for Ps. 14,914,412 and Ps. 13,908,873, respectively.

Note 5. Accounts receivable from subscribers, distributors, recoverable taxes contractual assets and other, net

a) An analysis of accounts receivable by component at December 31, 2023 and 2024 is as follows:

	At December 31,
	2023		2024
Subscribers and distributors	Ps.	156,569,986	Ps.	170,242,307
Telecommunications carriers for network interconnection and other services		2,960,653		3,837,362
Recoverable taxes		57,501,535		50,900,914
Sundry debtors		12,302,877		11,838,770
Contract assets		25,062,219		31,230,793
Allowance of expected credit losses		(38,194,997)		(37,533,735)
Total net	Ps.	216,202,273	Ps.	230,516,411
Non-current subscribers, distributors and contractual assets		9,400,123		9,394,158
Total current subscribers, distributors and contractual assets	Ps.	206,802,150	Ps.	221,122,253

b) Changes in the allowance of the expected credit losses is as follows:

	For the years ended December 31,
	2022(i)		2023		2024
Balance at beginning of year	Ps.	(41,835,826)	Ps.	(42,079,056)	Ps.	(38,194,997)
Increases recorded in expenses(i)		(12,197,447)		(12,021,598)		(11,927,258)
Write-offs		9,162,382		11,392,722		16,239,505
Business Combination		—		—		(148,359)
Spin-off (ii)		—		(3,002)		—
Translation effect		2,791,835		4,515,937		(3,502,626)
Balance at year end	Ps.	(42,079,056)	Ps.	(38,194,997)	Ps.	(37,533,735)

(i)	Includes discontinued operation of Claro Chile, SpA joint venture until October 6, 2022. See note 2Ac.
(ii)	This figure is related to the spin-off of Telekom Austria AG.

c) The following table shows the aging of accounts receivable at December 31, 2023 and 2024, for subscribers and distributors:

	Past due
	Total		Unbilled services provided		a-30 days		31-60 days		61-90 days		Greater than 90 days
December 31, 2023	Ps.	156,569,986	Ps.	94,822,572	Ps.	15,595,155	Ps.	4,533,856	Ps.	2,543,476	Ps.	39,074,927
December 31, 2024	Ps.	170,242,307	Ps.	105,263,369	Ps.	15,396,655	Ps.	4,182,294	Ps.	2,854,922	Ps.	42,545,067

d) The following table shows the accounts receivable from subscribers and distributors included in the allowance for expected credit losses of trade receivables, as of December 31, 2023 and 2024:

	Total		1-90 days		Greater than 90 days
December 31, 2023	Ps.	38,194,997	Ps.	2,989,388	Ps.	35,205,609
December 31, 2024	Ps.	37,533,735	Ps.	4,050,387	Ps.	33,483,348

e) An analysis of contract assets and liabilities at December 31, 2023 and 2024 is as follows:

	2023		2024
Contract Assets:
Balance at the beginning of the year	Ps.	28,573,717	Ps.	25,062,219
Additions		24,666,211		24,862,129
Business combination		—		2,347,803
Disposals		(4,672,331)		(4,195,512)
Amortization		(19,998,178)		(20,622,228)
Translation effect		(3,507,200)		3,776,382

Balance at the end of the year	Ps.	25,062,219	Ps.	31,230,793
Non-current contract assets	Ps.	1,149,202	Ps.	1,558,104

Current portion contracts assets	Ps.	23,913,017	Ps.	29,672,689

Note 6. Related Parties

a) The following is an analysis of the balances with related parties as of December 31, 2023 and 2024. All of the companies were considered affiliates of América Móvil since the Company’s principal shareholders are either direct or indirect shareholders in the related parties.

	2023		2024
Accounts receivable:
Sears Roebuck de México, S.A. de C.V. and Subsidiaries	Ps.	189,724	Ps.	374,745
Sitios Latinoamérica, S.A.B. de C.V.		216,378		191,515
Sanborns Hermanos, S.A.		164,650		253,211
Patrimonial Inbursa, S.A.		206,127		184,549
Grupo Condumex, S.A. de C.V. and Subsidiaries		17,484		40,773
Telesites, S.A.B. de C.V. and Subsidiaries		63,128		117,204
Claroshop.com, S.A.P.I de C.V.		46,459		57,092
Carso Infraestructura y Construcción, S.A. de C.V.		2,402		9,763
Other		165,168		166,631
Total	Ps.	1,071,520	Ps.	1,395,483

Accounts payable:
Carso Infraestructura y Construcción, S.A. de C.V. and Subsidiaries	Ps.	3,256,535	Ps.	1,361,945
Grupo Condumex, S.A. de C.V. and Subsidiaries		548,076		148,996
Sitios Latinoamérica, S.A.B. de C.V.		1,031,925		601,438
Fianzas Guardiana Inbursa, S.A. de C.V.		439,437		444,085
Claroshop.com, S.A.P.I de C.V.		122,940		82,617
Grupo Financiero Inbursa, S.A.B. de C.V.		180,718		151,564
Seguros Inbursa, S.A. de C.V.		101,026		114,998
Industrial Afiliada, S.A. de C.V.		469,591		310,140
Banco Inbursa, S.A.		22,438		23,300
Promotora Inbursa, S.A. de C.V.		35,292		51,758
Cicsa Perú, S.A.C.		166,484		123,364
Other		392,364		287,755
Total	Ps.	6,766,826	Ps.	3,701,960

For the years ended December 31, 2022, 2023 and 2024, the Company has not recorded any impairment of receivables in connection with amounts owed by related parties.

b) For the years ended December 31, 2022, 2023 and 2024, the Company conducted the following transactions with related parties:

	2022		2023		2024
Capital expenditures and expenses:
Construction services, purchases of materials, inventories and property, plant and equipment (i)	Ps.	13,107,483	Ps.	10,499,209	Ps.	13,621,729
Insurance premiums, fees paid for administrative and operating services, brokerage services and others (ii)		3,490,596		4,911,513		5,012,046
Associated costs for towers sale (iii)		360,073		1,751,405		-
Rent of towers		475,749		937,763		864,912
Other services		1,055,099		1,903,476		1,586,583

	Ps.	18,489,000	Ps.	20,003,366	Ps.	21,085,270

Revenues:
Service revenues(iv)	Ps.	756,347	Ps.	1,153,877	Ps.	1,270,286
Sales of towers(v)		3,323,594		8,546,615		523,547
Sales of equipment		1,153,439		2,225,521		1,514,397

	Ps.	5,233,380	Ps.	11,926,013	Ps.	3,308,230

i)
In 2024, this amount includes Ps. 11,057,693 (Ps. 7,720,624 in 2023 and Ps. 11,018,630 in 2022) for network construction services and construction materials purchased from subsidiaries of Grupo Carso, S.A.B. de C.V. (Grupo Carso).

ii)
In 2024, this amount includes Ps. 4,170,478 (Ps. 3,460,518 in 2023 and Ps. 3,281,176 in 2022) for insurance premiums with Seguros Inbursa S.A. and Fianzas Guardiana Inbursa, S.A., which, in turn, places most of such insurance with reinsurers; Ps. 117,939 in 2024 (Ps. 69,248 in 2023 and Ps. 117,321 in 2022) for network maintenance services performed by Grupo Carso subsidiaries; Ps. 0 in 2024 (Ps. 0 in 2023 and Ps. 16,556 in 2022) for software services provided by an associate.

iii)
In 2023, this amount includes Ps. 855,427 (Ps. 0 in 2022) of the cost related to the sales of towers by Compañía Dominicana de Teléfonos, S.A.; Ps. 880,542 (Ps. 340,712 in 2022) of the cost related to the sales of towers by América Móvil Perú, S.A.C.; and Ps. 15,435 (Ps. 19,361 in 2022) of the cost related to the sales of towers by Telmex.

iv)	In 2024, this amount includes Ps. 1,171,375 (Ps. 995,831 in 2023 and Ps. 756,347 in 2022) of the total revenue, provided by Telmex.

v)
In 2024, this amount includes Ps.523,547 (Ps. 1,010,500 in 2023 and Ps. 2,585,160 in 2022) for sales of towers by Telmex, Ps. 0 in 2024 (Ps. 2,695,790 in 2023 and Ps. 0 in 2022) for sales of towers by Compañía Dominicana de Teléfonos, S.A.; and Ps. 0 (Ps. 4,840,325 in 2023 and Ps. 738,434 in 2022) for sales of towers by América Móvil Perú, S.A.C.

c) The aggregate compensation paid to the Company’s, directors (including compensation paid to members of the Audit and Corporate Practices Committee), and senior management in 2024 was approximately Ps. 6,495 and Ps. 103,912, respectively. None of the Company’s directors is a party to any contract with the Company or any of its subsidiaries that provides for benefits upon termination of employment. The Company does not provide pension, retirement or similar benefits to its directors in their capacity as directors. The Company’s executive officers are eligible for retirement and severance benefits required by Mexican law on the same terms as all other employees.

d) Österreichische Bundes- und Industriebeteiligungen GmbH (ÖBIB) is considered a related party due to it is a significant non-controlling shareholder in Telekom Austria. Through Telekom Austria, América Móvil is related to the Republic of Austria and its subsidiaries, which are mainly ÖBB Group, ASFINAG Group and Post Group as well as Rundfunk und Telekom Reguliegungs-GmbH, all of which these are related parties. In 2022, 2023 and 2024, none of the individual transactions associated with government agencies or government-owned entities of Austria were considered significant to América Móvil.
Note 7. Derivative Financial Instruments

In an attempt to mitigate the risks of future increases in interest rates and foreign exchange rates for the servicing of its debt, the Company has entered into derivative contracts in over-the-counter transactions carried out with financial institutions. In 2024 the weighted-average interest rate of the total debt including the impact of interest rate derivatives held by the Company is 5.8% (5.6% and 5.0% in 2023 and 2022, respectively).

An analysis of the derivative financial instruments contracted by the Company at December 31, 2023 and 2024 is as follows:

	At December 31,
	2023				2024
Instrument	Notional amount in millions		Fair Value		Notional amount in millions		Fair Value
Assets:
XCS US Dollar – Mexican Peso	US$	150	Ps.	56,426	US$	2,700	Ps.	8,538,837
XCS US Dollar – Euro	US$	800		257,278	US$	800		582,620
XCS Yen – US Dollar		¥6,500		34,720		—		—
XCS Euro – US Dollar		€152		104,070		—		—
XCS US Dollar – Chilean Peso		—		—	US$	400		1,529,257
Interest Rate Swaps US Dollar – Chilean Peso					US$	392		5,373
Interest Rate Swaps Chilean Peso – US Dollar					CLP$	306,554		12,372
Forwards US Dollar – Mexican Peso	US$	228		12,009		—		—
Forwards Brazilian Real – US Dollar	R$	5,201		407,878		—		—
Forwards Euro – US Dollar		€1,390		573,653		—		—
Total Assets			Ps.	1,446,034			Ps.	10,668,460

	At December 31,
	2023				2024
Instrument	Notional amount in millions		Fair Value		Notional amount in millions		Fair Value
Liabilities:
XCS US Dollar – Mexican Peso	US$	3,140	Ps.	(5,147,566)	US$	2,190	Ps.	(4,076,647)
XCS Mexican Peso – US Dollar		—		—	MXN$	8,094		(254,549)
XCS US Dollar – Euro	US$	150		(276,227)	US$	150		(158,661)
XCS Yen – US Dollar		¥6,500		(270,825)		¥13,000		(493,179)
XCS Pound Sterling – Euro		£640		(1,586,633)		£640		(1,259,750)
XCS Pound Sterling – US Dollar		£1,560		(8,069,567)		£1,560		(11,184,561)
XCS Euro – US Dollar		€825		(1,680,315)		€802		(2,793,689)
Interest Rate Swaps US Dollar – Chilean Peso					US$	385		(19,872)
Interest Rate Swaps Chilean Peso – US Dollar					CLP$	384,948		(12,613)
Forwards US Dollar – Mexican Peso	US$	742		(311,288)		—		—
Forwards Brazilian Real – US Dollar	R$	123		(459)	R$	6,155		(1,401,460)
Forwards Euro – US Dollar		€435		(160,448)		€1,036		(530,728)
Forwards Euro – Mexican Peso		€50		(16,267)		—		—
Call option		€2,020		(376,784)		—		—
Total Liabilities		—	Ps.	(17,896,379)		—	Ps.	(22,185,709)

*Totals may not sum due to rounding
**XCS stands for Cross Currency Swaps

The changes in the fair value of these derivative financial instruments for the years ended December 31, 2022, 2023 and 2024  were equivalent to a loss of Ps. (28,639,687), Ps. (10,268,520) and Ps. (2,141,802), respectively. Such amounts are included in the consolidated statements of comprehensive income as part of the caption “Valuation of derivatives interest cost from labor obligations and other financial items, net”.

The maturities of the notional amount of the derivatives are as follows:

Instrument	Notional amount in millions	2025	2026	2027	2028	2029 Thereafter
Assets
XCS US Dollar – Mexican Peso	US$	—	—	—	—	2,700
XCS US Dollar - Euro	US$	—	—	—	—	800
XCS US Dollar – Chilean Peso	US$	—	223	177	—	—
Interest Rate Swaps US Dollar – Chilean Peso	US$	—	—	392	—	—
Interest Rate Swaps Chilean Peso – US Dollar	CLP$	—	306,554	—	—	—

Liabilities
XCS US Dollar – Mexican Peso	US$	—	—	—	—	2,190
XCS Mexican Peso – US Dollar	MXN$	—	—	—	—	8,094
XCS US Dollar - Euro	US$	—	—	—	—	150
XCS Euro – US Dollar		€—	—	402	400	—
XCS Yen – US Dollar		¥—	—	—	—	13,000
XCS Sterling Pound – Euro		£—	390	—	—	250
XCS Sterling Pound – US Dollar		£—	110	—	—	1,450
Interest Rate Swaps US Dollar – Chilean Peso	US$	—	385	—	—	—
Interest Rate Swaps Chilean Peso – US Dollar	CLP$	—	384,948	—	—	—
Forwards Euro – US Dollar		€1,036	—	—	—	—
Forwards Brazilian Real – US Dollar	R$	6,155	—	—	—	—

Note 8. Inventories, net

An analysis of inventories at December 31, 2023 and 2024 is as follows:

	2023		2024
Mobile phones, accessories, computers, TVs, cards and other materials	Ps.	21,858,519	Ps.	26,361,417
Less: Reserve for obsolete and slow-moving inventories		(2,586,894)		(2,609,960)

Total	Ps.	19,271,625	Ps.	23,751,457

For the years ended December 31, 2022, 2023 and 2024, the cost of inventories recognized in cost of sales was Ps. 115,022,007, Ps. 111,863,425 and Ps. 111,659,973 respectively.

Note 9. Other assets, net

An analysis of other assets at December 31, 2023 and 2024 is as follows:

	2023		2024
Current portion:
Advances to suppliers (different from CAPEX and inventories)	Ps.	8,788,638	Ps.	10,909,652
Prepaid insurance		2,105,556		2,140,859
Other		328,065		373,884
	Ps.	11,222,259	Ps.	13,424,395

Non-current portion:
Recoverable taxes	Ps.	8,879,374	Ps.	19,489,256
Prepayments for the use of fiber optics		2,734,008		2,920,851
Judicial deposits (1)		15,456,282		15,021,270
Prepaid expenses		10,574,048		10,775,412
Total	Ps.	37,643,712	Ps.	48,206,789

For the years ended December 31, 2022, 2023 and 2024, amortization expense for other assets was Ps. 215,529, Ps. 848,569 and Ps. 566,236, respectively.

(1) Judicial deposits represent cash and cash equivalents pledged in order to fulfill the collateral requirements for tax contingencies in Brazil. Based on its evaluation of the underlying contingencies, the Company believes that such amounts are recoverable. See Note 17 b).

Note 10. Property, Plant and Equipment, net

a) An analysis of activity in property, plant and equipment, net for the years, 2022, 2023 and 2024 is as follows:

Cost	At December 31 2021		Additions		Retirements (2)		Business combinations (3)		Revaluation adjustments (5)		Transfer		Incorporation (merger, spin-off, sale)(4)		Effect of translation of foreign subsidiaries and hyperinflation adjustment		Depreciation for the year		At December 31,2022
Network in operation and equipment	Ps.	1,111,714,837	Ps.	56,307,013	Ps.	(64,315,475)	Ps.	1,415,252	Ps.	(55,639,215)	Ps.	63,171,840	Ps.	(18,399,253)	Ps.	(68,236,057)	Ps.	—	Ps.	1,026,018,942
Land and buildings		48,019,609		596,165		(2,021,550)		—		—		737,667		—		(3,577,615)		—		43,754,276
Other assets		152,140,132		12,325,614		(13,642,510)		23,723		—		559,935		(698,522)		(5,468,249)		—		145,240,123
Construction in process and advances plant suppliers(1)		63,324,666		96,511,498		(49,559,746)		36,707		—		(48,393,706)		(72,194)		(2,027,587)		—		59,819,638
Spare parts for operation of the network		33,798,046		61,327,596		(30,957,726)		—		—		(19,923,388)		(6,995)		(1,879,058)		—		42,358,475
Total		1,408,997,290		227,067,886		(160,497,007)		1,475,682		(55,639,215)		(3,847,652)		(19,176,964)		(81,188,566)		—		1,317,191,454

Accumulated depreciation
Network in operation and equipment	Ps.	(574,672,058)	Ps.	—	Ps.	52,703,338	Ps.	—	Ps.	4,098,583	Ps.	71,627	Ps.	(4,827,813)	Ps.	52,313,781	Ps.	(95,577,534)	Ps.	(565,890,076)
Buildings		(9,849,503)		—		622,956		—		—		(47,578)		219,174		2,356,617		(1,701,274)		(8,399,608)
Other assets		(93,259,679)		—		9,711,246		—		—		(298,060)		8,940,398		3,146,276		(13,814,586)		(85,574,405)
Spare parts for the operation of the network		(19,371)		—		115,552		—		—		—		(6,717)		84,295		(274,914)		(101,155)
Total	Ps.	(677,800,611)	Ps.	—	Ps.	63,153,092	Ps.	—	Ps.	4,098,583	Ps.	(274,011)	Ps.	4,325,042	Ps.	57,900,969	Ps.	(111,368,308)	Ps.	(659,965,244)
Net Cost	Ps.	731,196,679	Ps.	227,067,886	Ps.	(97,343,915)	Ps.	1,475,682	Ps.	(51,540,632)	Ps.	(4,121,663)	Ps.	(14,851,922)	Ps.	(23,287,597)	Ps.	(111,368,308)	Ps.	657,226,210

(1)	Construction in progress includes fixed and mobile network facilities as well as satellite developments and fiber optic which is in the process of being installed.
(2)
Includes disposals of Chile’s separation process as a result of the Claro Chile, SpA joint venture. See Note 12b. Also includes disposals related to the sale of Claro Panama. See Note 2Ac and disposals related to the partial sale Claro Peru’s towers to Sitios Latam as of December 31, 2022.

(3)	“Business Combination” includes the acquisition of Grupo Oi, Jonava and Ustore, in Brazil. See Note 12a.
(4)	“Incorporation (merger, spin-off, sale)” includes disposals associated as spin-off of assets to Sitios Latam described in Note 12d.
(5)
¨Revaluation adjustments” include the surplus associated with the 29,090 telecommunications towers, for an amount of Ps. 50,880,804 that was transferred as part of the spin-off of assets to Sitios Latam described in Note 12d.

Cost	At December 31 2022		Additions		Retirements (2)(3)		Revaluation adjustments (4)		Transfer		Effect of translation of foreign subsidiaries and hyperinflation adjustment (5)		Depreciation for the year		At December 31,2023
Network in operation and equipment	Ps.	1,026,018,942	Ps.	50,024,889	Ps.	(33,329,584)	Ps.	(6,302,540)	Ps.	70,929,358	Ps.	(147,930,373)	Ps.	—	Ps.	959,410,692
Land and buildings		43,754,276		460,406		(623,086)		—		912,321		(4,104,367)		—		40,399,550
Other assets		145,240,123		9,207,577		(4,659,627)		—		91,200		(9,019,160)		—		140,860,113
Construction in process and advances plant suppliers(1)		59,819,638		60,315,693		(3,541,460)		—		(52,383,308)		(3,391,855)		—		60,818,708
Spare parts for operation of the network		42,358,475		24,598,463		(4,512,380)		—		(23,748,569)		(6,821,235)		—		31,874,754
Total		1,317,191,454		144,607,028		(46,666,137)		(6,302,540)		(4,198,998)		(171,266,990)		—		1,233,363,817

Accumulated depreciation
Network in operation and equipment	Ps.	(565,890,076)	Ps.	—	Ps.	32,420,796	Ps.	907,756	Ps.	(106,646)	Ps.	109,318,572	Ps.	(89,594,858)	Ps.	(512,944,456)
Buildings		(8,399,608)		—		503,192		—		63,923		2,739,797		(1,697,581)		(6,790,277)
Other assets		(85,574,405)		—		3,094,804		—		(139,191)		7,960,435		(10,516,865)		(85,175,222)
Spare parts for the operation of the network		(101,155)		—		55,866		—		12,152		400,001		(169,822)		197,042
Total	Ps.	(659,965,244)	Ps.	—	Ps.	36,074,658	Ps.	907,756	Ps.	(169,762)	Ps.	120,418,805	Ps.	(101,979,126)	Ps.	(604,712,913)
Net Cost	Ps.	657,226,210	Ps.	144,607,028	Ps.	(10,591,479)	Ps.	(5,394,784)	Ps.	(4,368,760)	Ps.	(50,848,185)	Ps.	(101,979,126)	Ps.	628,650,904

(1)	The construction in progress includes fixed and mobile network installations, as well as satellite and fiber optic developments that are in the process of being installed.
(2)	Includes disposals for the sale of 2,980 and 224 telecommunications towers on March 30 and July 31, 2023, respectively, owned by its subsidiary in Peru to Sitios Latam.
(3)	It includes disposals related to the sale of 1,388 telecommunications towers on February 3, 2023, owned by its subsidiary in the Dominican Republic to Sitios Latam.
(4)
Includes the surplus associated with the telecommunications towers that were transferred by the sale to Sitios Latam, described previously, for an amount of Ps. (6,957,275). In addition, includes the surplus associated with the valuation of the telecommunications towers of EuroTeleSites AG and subsidiaries, for an amount of Ps. 1,562,491.

(5)	Includes a hyperinflation adjustment associated to Argentinean subsidiaries for an amount of Ps. (5,956,256).

Cost	At December 31 2023		Additions		Retirements		Business combinations (4)		Revaluation adjustments (2)		Transfer		Effect of translation of foreign subsidiaries and hyperinflation adjustment(3)		Depreciation for the year		At December 31,2024
Network in operation and equipment	Ps.	959,410,692	Ps.	42,823,075	Ps.	(29,154,250)	Ps.	22,800,844	Ps.	1,290,655	Ps.	64,489,657	Ps.	120,602,682	Ps.	—	Ps.	1,182,263,355
Land and buildings		40,399,550		161,317		(147,047)		396,315		—		3,074,956		3,771,664		—		47,656,755
Other assets		140,860,113		9,230,523		(9,270,502)		1,669,061		—		1,302,049		5,534,769		—		149,326,013
Construction in process and advances plant suppliers(1)		60,818,708		53,618,806		(4,040,469)		6,099,339		—		(51,567,114)		3,449,438		—		68,378,708
Spare parts for operation of the network		31,874,754		22,053,172		(5,990,202)		2,798,554		—		(21,635,003)		2,037,343		—		31,138,618
Total	Ps.	1,233,363,817	Ps.	127,886,893	Ps.	(48,602,470)	Ps.	33,764,113	Ps.	1,290,655	Ps.	(4,335,455)	Ps.	135,395,896	Ps.	—	Ps.	1,478,763,449

Accumulated depreciation
Network in operation and equipment	Ps.	(512,944,456)	Ps.	—	Ps.	24,555,371	Ps.	—	Ps.	869,822	Ps.	1,115,687	Ps.	(78,164,080)	Ps.	(99,606,465)	Ps.	(664,174,121)
Buildings		(6,790,277)		—		104,005		—		—		(1,564,790)		(2,695,078)		(1,907,221)		(12,853,361)
Other assets		(85,175,222)		—		8,868,467		—		—		542,377		(2,176,603)		(9,835,660)		(87,776,641)
Spare parts for the operation of the network		197,042		—		87,481		—		—		(316,998)		(195,647)		53,225		(174,897)
Total	Ps.	(604,712,913)	Ps.	—	Ps.	33,615,324	Ps.	—	Ps.	869,822	Ps.	(223,724)	Ps.	(83,231,408)	Ps.	(111,296,121)	Ps.	(764,979,020)
Net Cost	Ps.	628,650,904	Ps.	127,886,893	Ps.	(14,987,146)	Ps.	33,764,113	Ps.	2,160,477	Ps.	(4,559,179)	Ps.	52,164,488	Ps.	(111,296,121)	Ps.	713,784,429

(1)	Construction in progress includes fixed and mobile network facilities as well as satellite developments and fiber optic which is in the process of being installed
(2)	Includes the surplus associated with the valuation of the telecommunications towers of EuroTeleSites AG and subsidiaries, for an amount of Ps. 2,160,477.
(3)	Includes a hyperinflation adjustment associated to Argentinean subsidiaries for an amount of Ps. 25,160,101.
(4)	“Business combination” includes the acquisition of NTT Austria GmbH (now A1 ICT Austria), in Austria and Claro Chile, SpA, in Chile. See Note 12a.

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

c) Relevant information related to the computation of the capitalized borrowing costs is as follows:

	Year ended December 31,
	2022		2023		2024
Amount invested in the acquisition of qualifying assets	Ps.	30,161,647	Ps.	25,489,098	Ps.	26,552,290
Capitalized interest		1,514,654		1,442,077		1,622,958
Capitalization rate		5.0%		5.7%		6.1%

Capitalized interest is being amortized over a period of estimated useful life of the related assets.

d) Non-cash consideration.

For the year ended December 31, 2022, 2023 and 2024, non-cash transactions related to acquisitions of property, plant and equipment in accounts payable amounted to Ps. 1,476,834, Ps. 6,928,514 and Ps. 11,701,417.

Additionally, for the year ended December 31, 2023, the non-cash transaction related to revaluation surplus amounted Ps. 1,157,941.

Note 11. Intangible assets, net and goodwill

a) An analysis of intangible assets at December 31, 2022, 2023 and 2024 is as follows:

For the year ended December 31, 2022
	Balance at beginning of year		Acquisitions		Acquisitions in business combinations		Disposals and other (1)		Amortization of the year (2)		Effect of translation of foreign subsidiaries and Hyperinflation adjustment		Balance at end of year
Licenses and rights of use	Ps.	266,057,690	Ps.	2,656,914	Ps.	95,147	Ps.	(1,785,196)	Ps.	—	Ps.	(11,475,085)	Ps.	255,549,470
Accumulated amortization		(135,789,945)		—		—		1,436,078		(13,323,410)		5,252,171		(142,425,106)

Net		130,267,745		2,656,914		95,147		(349,118)		(13,323,410)		(6,222,914)		113,124,364

Trademarks		27,675,853		183,631		40,412		(66,000)		—		(1,366,541)		26,467,355
Accumulated amortization		(24,383,690)		—		—		—		(110,974)		1,041,866		(23,452,798)

Net		3,292,163		183,631		40,412		(66,000)		(110,974)		(324,675)		3,014,557

Customer relationships		24,570,126		22,842		2,863,765		—		—		(3,267,041)		24,189,692
Accumulated amortization		(21,208,962)		—		—		(18)		(954,256)		2,831,217		(19,332,019)

Net		3,361,164		22,842		2,863,765		(18)		(954,256)		(435,824)		4,857,673

Software licenses		15,251,136		5,108,485		14,205		(797,084)		—		(3,358,767)		16,217,975
Accumulated amortization		(10,437,674)		—		—		976,417		(2,645,400)		2,591,274		(9,515,383)

Net		4,813,462		5,108,485		14,205		179,333		(2,645,400)		(767,493)		6,702,592

Content rights		13,002,320		874,961		—		(263,798)		—		(830,079)		12,783,404
Accumulated amortization		(11,511,090)		—		—		3,382		(881,352)		799,892		(11,589,168)

Net		1,491,230		874,961		—		(260,416)		(881,352)		(30,187)		1,194,236

Total of intangibles, net	Ps.	143,225,764	Ps.	8,846,833	Ps.	3,013,529	Ps.	(496,219)	Ps.	(17,915,392)	Ps.	(7,781,093)	Ps.	128,893,422

Goodwill	Ps.	136,578,194	Ps.	14,447,186	Ps.	280,192	Ps.	(2,230,610)	Ps.	(149,696)	Ps.	(7,803,901)	Ps.	141,121,365

(1)	Includes the transaction related to Panama and Chile disposal.
(2)	Includes the discontinued operations of Panama and the Claro Chile, SpA joint venture. See Note 2, Ac.

	For the year ended December 31, 2023
	Balance at beginning of year		Acquisitions		Disposals and other		Amortization of the year		Incorporation (Merge, Spin off, Sale/other)		Effect of translation of foreign subsidiaries and Hyperinflation adjustment		Balance at end of year
Licenses and rights of use	Ps.	255,549,470	Ps.	18,814,933	Ps.	1,201,681	Ps.	—	Ps.	—	Ps.	(28,239,255)	Ps.	247,326,829
Accumulated amortization		(142,425,106)		—		(63,964)		(11,643,803)		—		11,328,430		(142,804,443)

Net		113,124,364		18,814,933		1,137,717		(11,643,803)		—		(16,910,825)		104,522,386

Trademarks		26,467,355		198,532		(11,554)		—		555		(1,313,470)		25,341,418
Accumulated amortization		(23,452,798)		—		571		(139,038)		—		1,017,013		(22,574,252)

Net		3,014,557		198,532		(10,983)		(139,038)		555		(296,457)		2,767,166

Customer relationships		24,189,692		5,550		—		—		—		(3,505,503)		20,689,739
Accumulated amortization		(19,332,019)		—		—		(987,971)		—		3,091,265		(17,228,725)

Net		4,857,673		5,550		—		(987,971)		—		(414,238)		3,461,014

Software licenses		16,217,975		5,846,212		313,446		—		—		(3,021,588)		19,356,045
Accumulated amortization		(9,515,383)		—		1,102,658		(3,675,747)		—		2,330,312		(9,758,160)

Net		6,702,592		5,846,212		1,416,104		(3,675,747)		—		(691,276)		9,597,885

Content rights		12,783,404		737,465		(50,175)		—		—		(1,854,001)		11,616,693
Accumulated amortization		(11,589,168)		—		—		(672,760)		—		1,795,303		(10,466,625)

Net		1,194,236		737,465		(50,175)		(672,760)		—		(58,698)		1,150,068

Total of intangibles, net	Ps.	128,893,422	Ps.	25,602,692	Ps.	2,492,663	Ps.	(17,119,319)	Ps.	555	Ps.	(18,371,494)	Ps.	121,498,519

Goodwill	Ps.	141,121,365	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	4,957,532	Ps.	146,078,897

	For the year ended December 31, 2024
	Balance at beginning of year		Acquisitions		Acquisitions in business combinations		Disposals and other		Amortization of the year		Effect of translation of foreign subsidiaries and Hyperinflation adjustment		Balance at end of year
Licenses and rights of use	Ps.	247,326,829	Ps.	12,645,575	Ps.	763,101	Ps.	(872,238)	Ps.	—	Ps.	18,349,117	Ps.	278,212,384
Accumulated amortization		(142,804,443)		—		—		1,749,617		(13,140,279)		(1,872,988)		(156,068,093)

Net		104,522,386		12,645,575		763,101		877,379		(13,140,279)		16,476,129		122,144,291

Trademarks		25,341,418		—		—		(64,374)		—		1,209,149		26,486,193
Accumulated amortization		(22,574,252)		—		—		—		(143,406)		(888,574)		(23,606,232)

Net		2,767,166		—		—		(64,374)		(143,406)		320,575		2,879,961

Customer relationships		20,689,739		4,475		111,066		—		—		2,599,501		23,404,781
Accumulated amortization		(17,228,725)		—		—		—		(951,706)		(2,498,298)		(20,678,729)

Net		3,461,014		4,475		111,066		—		(951,706)		101,203		2,726,052

Software licenses		19,356,045		4,805,054		—		1,874,257		—		3,992,205		30,027,561
Accumulated amortization		(9,758,160)		—		—		595,636		(4,905,764)		(2,839,014)		(16,907,302)

Net		9,597,885		4,805,054		—		2,469,893		(4,905,764)		1,153,191		13,120,259

Content rights		11,616,693		866,001		—		(821,107)		—		2,630,934		14,292,521
Accumulated amortization		(10,466,625)		—		—		309,988		(723,083)		(2,546,783)		(13,426,503)

Net		1,150,068		866,001		—		(511,119)		(723,083)		84,151		866,018

Total of intangibles, net	Ps.	121,498,519	Ps.	18,321,105	Ps.	874,167	Ps.	2,771,779	Ps.	(19,864,238)	Ps.	18,135,249	Ps.	141,736,581

Goodwill	Ps.	146,078,897	Ps.	—	Ps.	4,735,752	Ps.	—	Ps.	—	Ps.	6,021,720	Ps.	156,836,369

b) The aggregate carrying amount of goodwill is allocated by segment as follows:

	2023		2024
Europe	Ps.	55,414,076	Ps.	62,374,446
Brazil		29,437,800		27,897,869
Puerto Rico		17,463,394		17,463,394
Dominican Republic		14,186,723		14,186,723
Colombia		9,304,613		9,677,519
Mexico		9,186,415		9,249,711
Chile		—		4,735,752
Peru		2,448,614		2,564,786
El Salvador		2,522,768		2,522,768
Ecuador		2,155,384		2,155,384
Guatemala		2,212,615		2,261,495
Other countries		1,746,495		1,746,522
	Ps.	146,078,897	Ps.	156,836,369

c) The following is a description of the major changes in the “Licenses and rights of use” caption during the years ended December 31, 2022, 2023 and 2024:

2022 Acquisitions

(i) In August 2022, the Company obtained in Mexico, an extension of 9 spectrum frequency band concession titles, segment 1890-1895 MHz for mobile transmission and segment 1970-1975 MHz both for 20 years from April 2025, for an amount of Ps. 721,647.

(ii) In March and September 2022, the Company made payments for a 2.5 MHz license in Argentina, which was obtained pursuant to resolution 3687 OC 4500114567 for Ps. 304,386 and resolution 1728/22-OC 4500137839 for an amount of Ps. 411,930 of ENACOM (the communications authority in Argentina), respectively.

(iii) In May 2022, the Company’s subsidiary in Nicaragua renewed mobile frequency for 20 years (2022 to 2042) for an amount of Ps. 357,478.

(iv) In August 2022, the Company added licenses in Austria as of the acquisition of the Bulgarian company, Stemo (an IT company that sells and integrates hardware solutions, produces and implements information systems and software solutions). Additionally, during the year 2022, Telekom Austria Group acquired licenses and rights of use in Macedonia, Belarus and Austria for an amount of Ps. 331,038, mainly Jetstream (a data-storing platform primarily for streaming data such as IoT device or streaming video or streaming data from any source).

(v) During 2022, Claro S.A. acquired software development Claro Pay platform for an amount of Ps. 321,569.

Additionally, in 2022, the Company acquired other licenses in the Dominican Republic, Paraguay, Costa Rica and Colombia for an amount of Ps. 208,866.

2023 Acquisitions

(i) In November 2023, the Company obtained in Argentina, pursuant to resolution 2023-1473 of ENACOM, a concession of spectrum in the 2.6 GHz 5G band for a 15 year-year period for an amount of Ps. 8,731,237.

(ii) In April 2023 the Company obtained in Croatia (via A1 Telekom Austria Group) a concession of secured spectrum in a public auction for a 15 year-period for an amount of Ps. 2,220,558. Additionally, in December 2023, the Company acquired in Bulgaria a spectrum license in the 700 MHz and 800 MHz segments for a 15 year-period for an amount of Ps. 422,502.

(iii) In October 2023, the Company obtained a concession of 30 MHz and 2.500 MHz spectrum in Colombia for a 20-year period for an amount of Ps. 1,949,048. Additionally, during 2023, the Company acquires IRU´s for an amount of Ps. 214,792.

(iv) In June of 2023, the Company obtained a 2.5 MHz spectrum license in Guatemala for an amount of Ps. 1,859,262.

(v) In February and December 2023, the Company obtained in Mexico, an extension of spectrum frequency band concession titles for mobile transmission in the 835-845/880-890 MHz, 2514-2530/2634-2650 MHz and 2517-2530/2637-2650 MHz segments, respectively, for 20-year period for an amount of Ps. 1,239,373.

(vi) In July 2023, the Company obtained in Uruguay frequency band concession titles for mobile transmission in the 3300-3400 MHz segment for a 25-year period for an amount of Ps. 464,828.

(vii) During 2023, the Company acquired IRU´s in Puerto Rico for an amount of Ps. 296,247 and in the United States for an amount of Ps. 180,956.

(viii) During 2023, the Company renewed in Brazil the 5G license carried out by ANATEL for an amount of Ps. 593,273.

(ix) In March 2023, the Company obtained two concessions of spectrum band in Peru, which expires in January 2030 and December 2029, respectively, for an amount of Ps. 149,567. Additionally, during 2023, the Company acquired IRU for an amount of Ps. 132,387.

Additionally, in 2023, the Company acquired other licenses in Peru, Ecuador, El Salvador and Paraguay for an amount of Ps. 360,903.

2024 Acquisitions

(i) In February 2024, the Company obtained in Colombia, through resolution 495 10 MHz in the 2,500 MHz band and 496 80 MHz in the 3,500 MHz band, respectively. This concession was granted with some obligations to make, mainly infrastructure construction, like educational institutions and maintain the fiber optic infrastructure available to other providers of telecommunications networks in exchange for the concession for a period of 20 years. Additionally, the Company acquired IRUs in the months of January, May and September, of 880 MBPS, 3150 MBPS and 500 MBPS, respectively, for a period of 10 years and a total consideration of Ps. 10,593,689.

(ii) During 2024, the Austrian subsidiary obtained several spectrum frequencies in different regions to provide 5G services as well as for industrial applications, obtaining frequencies up to 180 MHz with a validity of up to December 2039 and December 2046, additionally acquires in Bulgaria spectrum band of 900MHz and 1800 MHz for a period of 10 years for an amount of Ps. 847,724.

(iii) The Ecuadorian subsidiary nowadays it is in negotiations for the renewal of the concession with the local government, during this process of accreditation the Company made monthly payments during the 2024 fiscal year for rights for the spectrum band, as of December 31, 2024 the amount paid amounts to Ps. 739,285.

(iv) In June 2024, the subsidiary in Uruguay renewal 1900 MHz spectrum with a validity of 20 years for an amount of Ps. 325,259.

Additionally, in 2024, the Company acquired other licenses in Paraguay, El Salvador, Brazil, Nicaragua, Argentina, Guatemala and Perú for an amount of Ps. 139,618.

Amortization of intangibles for the years ended December 31, 2022, 2023 and 2024 amounted to Ps. 18,065,088, Ps. 17,119,319 and Ps. 19,864,238, respectively.

Some of the jurisdictions in which the Company operates can revoke their concessions under certain circumstances such as imminent danger to national security, national economy and natural disasters.

Note 12. Business combinations, acquisitions, non-controlling interest and spin-off

a) The following is a description of the major acquisitions of investments in associates and subsidiaries during the years ended December 31, 2022, 2023 and 2024:

Acquisitions 2022

(i) On April 20, 2022, after receiving the necessary approvals from local regulators, the Company reported that its Brazilian subsidiary Claro S.A. completed the previously announced acquisition of 32% of Grupo Oi’s mobile business in Brazil, through the acquisition of 100% of the shares of Jonava, it in accordance with the purchase agreement entered into between Grupo Oi as seller and Claro S.A. (as one of several buyers).

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

For Purchase Price Allocation, the Company determined the fair value of identifiable assets and liabilities based on fair values. Purchase accounting is complete as of the date of consolidated financial statements and the value of assets acquired and liabilities assumed are as follows:

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

On October 4, 2023, the Company reached an agreement on the value of the disputed purchase price, for which the amount of Ps.658,048 was paid to the seller, corresponding to 50% of the originally retained amount of Ps. 1,315,180 (subject to procedural incidence), plus interest and monetary correction of Ps. 155,681. Due to the aforementioned, all pending issues and disputes between the seller and the Company, together with the other buyers, related to the determination of the acquisition price were concluded.

(ii)  During 2022, the Company has acquired through its subsidiaries other entities for which it has paid Ps. 670,051, net of cash acquired.

(iii) The Company acquired an additional non-controlling interests in its entities for an amount of Ps. 39,596.

Acquisitions 2023

(i) On July 24, 2023, the Company acquired, through its subsidiary América Móvil, B.V., shares corresponding to 5.55% of the voting rights in Telekom Austria AG from a private investor. Subsequently, on November 29, 2023, through a series of open market transactions, América Móvil, B.V. acquired an additional 1.85% of the voting rights, for an overall ownership in Telekom Austria AG of 58.4% of its total outstanding shares. The disbursements paid in both transactions amounts to Ps. 6,214,643.

(ii) The Company acquired an additional non-controlling interests in its entities for an amount of Ps. 49,302.

Acquisitions 2024

(i) On October 3, 2024, the Company received approval from the National Economic Prosecutor’s Office of the Republic of Chile (Fiscalía Nacional Económica) to take control of Claro Chile, SpA, which until that date was a 50:50 joint venture with Liberty Latin America (LLA). The Company converted all of Claro Chile, SpA’s outstanding convertible notes into equity, obtaining a controlling interest of 91.62%, thereby consolidating Claro Chile, SpA in its operations as from October 31, 2024.

Consequently, LLA maintained an 8.38% equity interest as of that date. The shareholders’ agreement entered into between AMX and LLA reflects a governance structure and terms consistent with such equity interests in Claro Chile, SpA, as well as a Call/Put option for AMX to acquire LLA’s remaining equity interest for an aggregate consideration of US$16 million.

For Purchase Price Allocation, the Company determined the fair value of identifiable assets and liabilities based on fair values. Purchase accounting is substantially complete as of the date of the consolidated financial statements. However, in accordance with IFRS 3, the company remains within the 12-month measurement period to identify relevant facts and circumstances as of the acquisition date. The net assets acquired are as follows:

	Fair value at acquisition date

Cash and cash equivalents	Ps.	673,137
Other current assets		11,390,425
Other non-current assets		6,103,423
Intangible assets (excluding goodwill)		763,101
Property, plant and equipment, net		33,746,148
Right-of-use assets		5,493,785
Total acquired assets		58,170,019
Debt		(16,307,610)
Liability related to right of use assets		(5,266,872)
Accounts payable		(11,606,265)
Other liabilities		(3,203,117)
Total assumed liabilities		(36,383,864)
Total identifiable net assets at fair value		21,786,155
Goodwill arising on acquisition		4,735,752

Total fair value at the acquisition date	Ps.	26,521,907
Consideration transferred
Fair value of the joint venture prior to the acquisition		6,721,525
Fair value of convertible notes		5,594,492
Pre-existing relationship		13,928,078
Anticipated acquisition non-controlling interest		277,812

Fair value of the consideration transferred	Ps.	26,521,907

In accordance with IFRS 3, the acquisition of Claro Chile, SpA was classified as an acquisition in stages. The Company recognized a net loss of Ps. 781,355 in the results of the year, as well as a gain of Ps. 4,674,598 derived from the recycling of the fair value valuation of the previously existing relationship.

(ii) During 2024, the Company has acquired through its subsidiaries other entities for which it has paid Ps. 179,423, net of cash acquired.

(iii) During 2024, through a series of open market transactions, América Móvil, B.V. acquired an additional 2.22% of the voting rights, for an overall ownership in Telekom Austria AG of 60.6% of its total outstanding shares. The disbursements paid in both transactions amounts to Ps. 2,306,271.

(iv) The Company acquired an additional non-controlling interests in its entities for an amount of Ps. 3,813.

b) Joint venture

(i) Constitution

On October 6, 2022, LLA and the Company announced that they completed the transaction to combine their operations in Chile (VTR and Claro Chile, respectively) in order to create a 50:50 joint venture known as Claro Chile, SpA.

On the date of the joint venture’s formation, the Company recognized a loss of Ps. 1,138,859, and recycled a loss of Ps. 8,252,250 from cumulative translation adjustment to net profit. The effect of the transaction was classified as discontinued operations in the consolidated financial statements on October 6, 2022. See Note 2Ac.

As of to December 31, 2023 and 2022, the Company recognized a loss in the application of the equity method in the amount of Ps. 5,374,969 and Ps. 1,924,040, respectively.

In September 2023, the Company identified impairment indicators and assesses that there was objective evidence that its joint venture is impaired, hence, an amount of Ps. 4,677,782 was recorded, as the difference between the recoverable amount of the JV and its carrying value, and it is recognized in the “valuation of derivatives, interest cost from labor obligations and other financial items”, in the consolidated statements of comprehensive income.

(ii) Transaction Agreement between the Company and LLA

On December 26, 2023, the Company entered into a transaction agreement (the “Agreement”) with LLA, Claro Chile, SpA, and certain affiliates of the Company and LLA.  Pursuant to the transaction agreement, the Company and LLA agreed to, collectively in proportion to their respective shareholding percentage interest or individually, provide additional capital required by Claro Chile, SpA during the calendar year 2023 and through June 30, 2024 in an aggregate amount not to exceed CLP$972.4 billion (Ps. 18,728,611). This commitment seeks to support the execution of the business plan of Claro Chile, SpA, and CLP$289.3 billion of the commitment aims to permit the refinancing of certain bank debt guaranteed by the Company and existing at the formation of Claro Chile, SpA. Furthermore, the Agreement provides the Company and LLA with an exercisable catch-up right on or before August 1, 2024 to cure any failure to fund the Company’s or LLA’s respective portions of the Commitment in order to maintain Claro Chile, SpA as a 50:50 joint venture.

As of December 31, 2023, the Company has purchased convertible notes from Claro Chile, SpA with an aggregate principal amount of CLP$742.1 billion (including the amounts used for the refinancing of bank debt) convertible into shares of Claro Chile, SpA. Subject to the terms of the Agreement, upon the conversion of such convertible notes and any additional convertible notes the Company may purchase prior to August 1, 2024, Claro Chile, SpA may cease to be a 50:50 joint venture if LLA does not exercise its catch-up right under the Agreement. As of the date of the consolidated financial statements, LLA has not performed any financing as per Agreement. Additionally, the Company recorded an impairment related to these operations totaling Ps. 12,184,562 and Ps. 4,594,792 on December 31, 2023 and 2024, respectively. This amount is presented in Note 22 to the accompanying consolidated financial statements.

c) Consolidated subsidiaries with non-controlling interests

The Company has control over Telekom Austria, which has a material non-controlling interest. Set out below is summarized information as of December 31, 2023 and 2024 of Telekom Austria’s consolidated financial statements.

The amounts disclosed for this subsidiary are before inter-company eliminations and using the same accounting policies of América Móvil.

Selected financial data from the consolidated statements of financial position

	December 31,
	2023		2024
Assets:
Current assets	Ps.	27,224,829	Ps.	37,066,173
Non-current assets		132,242,415		146,445,867

Total assets	Ps.	159,467,244	Ps.	183,512,040

Liabilities and equity:

Current liabilities	Ps.	34,406,225	Ps.	39,655,029
Non-current liabilities		56,285,251		59,851,427

Total liabilities		90,691,476		99,506,456
Equity attributable to equity holders of the parent		40,127,194		42,713,480
Non-controlling interest		28,648,574		41,292,104

Total equity	Ps.	68,775,768	Ps.	84,005,584

Total liabilities and equity	Ps.	159,467,244	Ps.	183,512,040

Summarized consolidated statements of comprehensive income

	For the year ended December 31,
	2022		2023		2024
Operating revenues	Ps.	105,956,057	Ps.	100,762,884	Ps.	107,519,342
Operating costs and expenses		89,800,536		85,320,071		92,510,372

Operating income	Ps.	16,155,521	Ps.	15,442,813	Ps.	15,008,970

Net income	Ps.	11,795,662	Ps.	10,929,263	Ps.	11,027,066

Total comprehensive income	Ps.	6,127,362	Ps.	3,621,780	Ps.	12,426,457

Net income attributable to:
Equity holders of the parent	Ps.	6,000,942	Ps.	6,380,385	Ps.	6,682,402
Non-controlling interest		5,794,720		4,548,878		4,344,664

	Ps.	11,795,662	Ps.	10,929,263	Ps.	11,027,066

Comprehensive income attributable to:
Equity holders of the parent	Ps.	3,124,955	Ps.	2,114,356	Ps.	7,530,433
Non-controlling interest		3,002,407		1,507,424		4,896,024

	Ps.	6,127,362	Ps.	3,621,780	Ps.	12,426,457

On September 2023 Telekom Austria was spun-off transferring all site operations to EuroTeleSites AG. The Company has control over EuroTeleSites AG, which has a material non-controlling interest. As of December 31, 2023 and 2024, EuroTeleSites AG has a consolidated net total assets of Ps. 4,365,235 and Ps. 7,198,455, respectively, a consolidated net income for the year of Ps. 126,103 and Ps. 589,135, respectively, and a net income for non-controlling interest of Ps. 52,485 and Ps. 253,328, respectively.

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

Non-cash transactions related to the spin-off amounted to Ps. 1,376,353 for the year ended December 31, 2022.

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

As part of the spin-off, Telekom Austria AG transferred to EuroTelesites AG assets of Ps. 36,599 million (1,953 million euros) mainly in property, plant and equipment, right of use and other assets and accounts receivable, Ps. 47,675 million (2,543 million euros) in debt, lease debt and other net liabilities, which resulted in net assets’ deficit of Ps. 11,076 million (591 million euros).

Note 13. Income Taxes

As explained previously in these consolidated financial statements, the Company is a Mexican corporation which has numerous consolidated subsidiaries operating in different countries. Presented below is a discussion of income tax matters that relates to the Company’s consolidated operations, its Mexican operations and significant foreign operations.

(i)	Consolidated income tax matters

The composition of income tax expense for the years ended December 31, 2022, 2023 and 2024 is as follows:

	2022		2023		2024
Income Tax attributable to a continuing operation
In Mexico:
Current year income tax	Ps.	29,865,043	Ps.	32,327,958	Ps.	29,105,637
Deferred income tax		3,454,279		(6,706,412)		(12,286,894)
Foreign:
Current year income tax		17,634,494		16,026,324		19,053,257
Deferred income tax		(4,909,727)		(7,103,867)		(633,557)
Total income tax	Ps.	46,044,089	Ps.	34,544,003	Ps.	35,238,443

Income Tax attributable to a discontinued operation
Income tax discontinued operations abroad (1)		1,805,500		—		—

(1)	Includes effects related to the sale of Panama and the Claro Chile, SpA joint venture. See Note 2Ac.

Deferred tax income / (expense) related to items recognized in OCI during the year:

	For the years ended December 31,
	2022		2023		2024
Remeasurement of defined benefit plans	Ps.	2,651,922	Ps.	(975,061)	Ps.	6,328,961
Equity investments at fair value		8,364,109		2,836,366		(7,491,232)
Revaluation of Assets		—		—		(495,646)
Other		(30,336)		—		—

Deferred tax income recognized in OCI	Ps	10,985,695	Ps.	1,861,305	Ps.	(1,657,917)

In addition, deferred tax expense of Ps. 289,460 and Ps. 308,551 was transferred in 2024 and 2023, respectively, from revaluation surplus to retained earnings. This relates to the difference between the actual depreciation and equivalent depreciation based on cost. A reconciliation of the statutory income tax rate in Mexico to the consolidated effective income tax rate recognized by the Company is as follows:

	Year ended December 31,
	2022		2023	2024
Statutory income tax rate in Mexico	30.0%		30.0%	30.0%
Impact of non-deductible and non-taxable items:
Tax inflation effects	7.2%		2.1%	4.9%
Derivatives	(0.2)%		0.3%	1.3%
Employee benefits	2.0%		1.5%	5.7%
Other non-deductible items	—		—	8.6%
Other	2.2%		4.8%	1.4%
Effective tax rate on Mexican operations	41.2%		38.7%	51.9%
Tax recoveries and NOL’s in Brazil	(2.2)%		(3.5)%	(1.5)%
Dividends received from associates equity	(0.1)%		—	0.0%
Foreign subsidiaries and other non-deductible items, net	(2.6	)%(1)	(2.2)%	8.8%
Tax rates differences	(2.0)%		(3.1)%	(3.1)%

Effective tax rate from continuing operations	34.3%		29.9%	56.1%
Effective tax rate from discontinued operations	(21.2)%		—	—

(1) Includes discontinued operations effects of Claro Chile.

The breakdown of net deferred tax assets is as follows:

	Consolidated statements of financial position				Consolidated statements of net income
	2023		2024		2022		2023		2024
Provisions	Ps.	29,562,781	Ps.	39,976,016	Ps.	1,759,784	Ps.	15,065,996	Ps.	(2,577,054)
Deferred revenues		8,691,188		13,475,756		(688,767)		1,767		560,731
Tax losses carry forward		36,970,123		38,397,674		1,202,546		8,575,209		508,256
Property, plant and equipment (1)		(8,699,418)		(3,830,404)		1,696,734		2,157,776		(239,696)
Inventories		1,054,611		965,844		253,932		669,382		12,715
Licenses and rights of use (1)		(2,621,672)		(13,293,040)		229,244		141,060		372,803
Employee benefits		34,663,794		35,455,273		(6,148,504)		(3,224,333)		(3,431,627)
Other		16,993,113		14,338,351		3,150,479		(9,576,577)		17,714,323

Net deferred tax assets	Ps.	116,614,520	Ps.	125,485,470

Deferred tax benefit in net profit for the year					Ps.	1,455,448	Ps.	13,810,280	Ps.	12,920,451
Deferred tax from discontinued operations						1,808,298		—		—

(1)	As of December 31, 2023 and 2024, the balance included the effects of hyperinflation and revaluation of telecommunications towers.

Reconciliation of deferred tax assets and liabilities, net:

	2023		2024
Opening balance as of January 1,	Ps.	98,415,751	Ps.	116,614,520
Deferred tax benefit		13,810,280		12,920,451
Translation effect		3,202,557		(4,202,772)
Deferred tax income recognized in OCI		1,861,305		(1,657,918)
Deferred taxes acquired in business combinations		(529,191)		1,811,189
Hyperinflationary effect in Argentina		(146,182)		—

Closing balance as of December 31,	Ps.	116,614,520	Ps.	125,485,470

Presented in the consolidated statements of financial position as follows:
Deferred income tax assets	Ps.	137,883,622	Ps.	153,217,164
Deferred income tax liabilities		(21,269,102)		(27,731,694)

	Ps.	116,614,520	Ps.	125,485,470

The deferred taxes are in tax jurisdictions in which the Company considers that based on financial projections of its cash flows, results of operations and synergies between subsidiaries, will generate sufficient taxable income in subsequent periods to utilize or realize such assets.

The Company does not recognize a deferred tax related to the undistributed earnings of its subsidiaries, because it currently does not expect these earnings to be taxable or to be repatriated in the near future. The Company’s policy has been to distribute the profits when it has paid the corresponding taxes in its home jurisdiction and the tax can be accredited in Mexico. The temporary differences associated with investments in the Group’s subsidiaries, associates and joint venture, for which a deferred tax has not been recognized in the periods presented, aggregate to Ps 3,909,327 and Ps. 596,631,908 as of December 31, 2023 and 2024, respectively.

At December 31, 2023 and 2024, the balance of the contributed capital account (“CUCA”) is Ps. 1,128,833,955 and Ps. 1,225,260,518 respectively. The balance of the Cuenta de Utilidad Fiscal Neta (“CUFIN”) amounted to Ps. 841,510,931 and Ps. 925,309,212 as of December 31, 2023 and 2024, respectively.

(ii)	Significant foreign income tax matters

Results of operations

The foreign subsidiaries determine their taxes on profits based on their individual taxable income, in accordance with the specific tax regimes of each country.

The effective income tax rate for the Company’s foreign jurisdictions was 17.4% in 2022, 13.9% in 2023 and 36.0% in 2024. The statutory tax rates in these jurisdictions vary, although many approximate 10% to 35%. The primary difference between the statutory rates and the effective rates in 2022, 2023 and 2024, was attributable to inflationary effects in Argentina, non-deductible items, and registry of benefits related to tax losses in Brazil and Chile.

With the change of government (December 10, 2023), Argentina initiates a process of tax revenues adjustment trying to achieve tax balance. In the medium term, a stage is expected where the entire tax system is restated to achieve a reduction in taxes that attracts investments and generates employment opportunities.

Among the measures adopted macro-economically, are the following:

•
The Central Bank has made access to the free exchange market for goods and services imports more flexible, eliminating bureaucratic and administrative obstacles which obstructed access to foreign currency. This is the reason for the establishment of differentiated payment terms, according to the nature of the imported goods and services.

(iii)	Tax losses

a) At December 31, 2024, the available tax loss carryforwards recorded in deferred tax assets are as follows on a country by country basis:

Country	Gross balance of available tax loss carryforwards at December 31, 2024		Tax-effected loss carryforward benefit
Brazil	Ps.	76,764,579	Ps.	26,099,957
Mexico		24,024,986		7,207,496
Chile		14,978,693		4,044,247
Others		4,366,931		1,045,974

Total	Ps.	120,135,189	Ps.	38,397,674

b) The tax loss carryforwards in the different countries in which the Company operates have the following terms and characteristics:

bi) The Company has accumulated Ps. 76,764,579 in net operating loss carryforwards (NOL’s) in Brazil as of December 31, 2024. In Brazil, there is no expiration of the NOL’s. The NOL´s amount used against taxable income in each year may not exceed 30% of the taxable income for such year.

The Company believes that it is more likely than not that the accumulated balances of its net deferred tax assets are recoverable, based on the positive evidence of the Company to generate future taxable income related to the same taxation authority which will result in taxable amounts against which the available tax losses can be utilized before they expire.

bii) The Company has accumulated Ps. 24,024,986 in tax losses in Mexico. The company estimates that there is positive evidence that allows it to use these losses, these losses should be reduced to the extent that it is considered likely that there will not be sufficient taxable profits to allow them to recover in full or in part, the losses will only be compensated when there is a right legally required and are approved by the tax authorities in Mexico.

biii) The Company has accumulated Ps. 14,978,693 in NOL’s in Chile as of December 31, 2024. In Chile, tax losses do not expire.

(iv)	Optional regime

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

(v)	Limiting interest deductions

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

(vi)	Pillar Two rules

The Organization for Economic Co-operation and Development (OECD)/G20 Inclusive Framework on Base Erosion and Profit Shifting (BEPS) addresses the tax challenges arising from the digitalization of the global economy. The Global Anti-Base Erosion Model Rules (Pillar Two model rules) apply to multinational enterprises (MNEs) with annual revenue in excess of EUR 750 million per their consolidated financial statements.

The Pillar Two model rules introduce four new taxing mechanisms under which MNEs would pay a minimum level of tax (the Minimum Tax):

• The Qualified Domestic Minimum Top-up Tax (QDMTT)

• The Income Inclusion Rule (IIR)

• The Under Taxed Payments/Profits Rule (UTPR)

The Subject to Tax Rule is a tax treaty-based rule that generally proposes a Minimum Tax on certain cross-border intercompany transactions that otherwise are not subject to a minimum level of tax. The new taxing mechanisms can impose a minimum tax on the income arising in each jurisdiction in which an MNE operates. The IIR, UTPR and QDMTT do so by imposing a top-up tax in a jurisdiction whenever the effective tax rate (ETR), determined on a jurisdictional basis under the Pillar Two rules, is below a 15% minimum rate.

On 23 May 2023, the International Accounting Standards Board issued International Tax Reform—Pillar Two Model Rules – Amendments to IAS 12 (the Amendments). The Amendments clarify that IAS 12 applies to income taxes arising from tax law enacted or substantively enacted to implement the Pillar Two model rules published by the OECD, including tax law that implements a QDMTT. The Group has adopted these amendments, which introduce:

• A mandatory temporary exception to the accounting for deferred taxes arising from the jurisdictional implementation of the Pillar Two model rules;

And

• Disclosure requirements for affected entities to help users of the financial statements better understand an entity’s exposure to Pillar Two income taxes arising from that legislation.

The Pillar Two model rules were adopted in the Company at the end of 2023 and are applicable starting from 1 January 2024. According to these rules, the Group is considered a multinational enterprise to which the Pillar Two rules shall be applied. At the same time, Pillar Two legislation has been enacted or substantively enacted in certain other jurisdictions in which the Group operates effective for the financial year beginning 1 January 2024.

The Group has performed an assessment of its potential exposure to Pillar Two income taxes. The Pillar Two effective tax rates in most of the jurisdictions in which the Group operates is above 15%. However, the Group has recognized a Pillar Two current tax expense of Ps 235 million (€11.2 million), this amount is integrated as follow:

• Bulgarian – Ps 210 million M (€10 million)

• Macedonia – Ps. 25 million (€1.2 million)

 The Group continues to follow Pillar Two legislative developments, as further countries enact the Pillar Two model rules, to evaluate the potential future impact on its consolidated results of operations, financial position and cash flows beginning. Pillar II is applicable in Brazil as from January 1, 2025.

(vii)	Revaluation of telecommunications towers

Deferred taxes related to the revaluation of the passive infrastructure of the telecommunications towers have been calculated at the tax rate of the jurisdiction in which the subsidiaries are located.

Note 14. Debt

a) The Company’s short- and long-term debt consists of the following:

As of December 31, 2023 (Thousands of Mexican pesos)

Currency	Loan	Interest rate	Maturity	Total

Senior Notes
U.S. dollars

	Fixed-rate Senior notes (i)	3.625%	2029	Ps.	16,893,500
	Fixed-rate Senior notes (i)	2.875%	2030		16,893,500
	Fixed-rate Senior notes (i)	4.700%	2032		12,670,125
	Fixed-rate Senior notes (i)	6.375%	2035		16,578,098
	Fixed-rate Senior notes (i)	6.125%	2037		6,237,503
	Fixed-rate Senior notes (i)	6.125%	2040		33,711,148
	Fixed-rate Senior notes (i)	4.375%	2042		19,427,525
	Fixed-rate Senior notes (i)	4.375%	2049		21,116,875
	Subtotal U.S. dollars			Ps.	143,528,274
Mexican pesos
	Commercial Paper (ii)	11.439%	2024	Ps.	200,000
	Domestic Senior notes (i)	TIIE + 0.020%	2024		1,356,693
	Domestic Senior notes (i)	TIIE + 0.050%	2024		1,920,231
	Fixed-rate Senior notes (i)	7.125%	2024		11,000,000
	Domestic Senior notes (i)	0.000%	2025		5,930,385
	Domestic Senior notes (i)	TIIE + 0.050%	2025		3,000,000
	Domestic Senior notes (i)	TIIE + 0.300%	2025		335,731
	Domestic Senior notes (i)	TIIE + 0.300%	2025		73,688
	Domestic Senior notes (i)	9.350%	2028		11,016,086
	Fixed-rate Senior notes (i)	9.500%	2031		17,000,000
	Domestic Senior notes (i)	9.520%	2032		14,679,166
	Fixed-rate Senior notes (i)	8.460%	2036		7,871,700
	Domestic Senior notes (i)	8.360%	2037		4,964,352
	Domestic Senior notes (i)	4.840%	2037		10,578,733
	Subtotal Mexican pesos			Ps.	89,926,765
Euros

	Commercial Paper (ii)	4.110% - 4.210%	2024	Ps.	9,510,854
	Exchangeable Bond (i)	0.000%	2024		37,662,984
	Fixed-rate Senior notes (i)	1.500%	2024		15,851,424
	Fixed-rate Senior notes (i)	1.500%	2026		13,986,551
	Fixed-rate Senior notes (i)	0.750%	2027		14,095,366
	Fixed-rate Senior notes (i)	2.125%	2028		11,122,292
	Fixed-rate Senior notes (i)	5.250%	2028		9,324,371
	Subtotal euros			Ps.	111,553,842
Pound Sterling
	Fixed-rate Senior notes (i)	5.000%	2026	Ps.	10,753,557
	Fixed-rate Senior notes (i)	5.750%	2030		13,979,625
	Fixed-rate Senior notes (i)	4.948%	2033		6,452,134
	Fixed-rate Senior notes (i)	4.375%	2041		16,130,336
	Subtotal Pound Sterling			Ps.	47,315,652
Brazilian reais

	Debentures (i)	CDI + 1.400%	2024	Ps.	14,830,185
	Debentures (i)	CDI + 1.100%	2024		3,489,455
	Debentures (i)	CDI + 1.370%	2025		5,234,183
	Debentures (i)	CDI + 1.350%	2026		5,234,183
	Subtotal Brazilian reais			Ps.	28,788,006
Other currencies
Japanese yen
	Fixed-rate Senior notes (i)	2.950%	2039	Ps.	1,557,115
	Subtotal Japanese yen			Ps.	1,557,115
Chilean pesos
	Fixed-rate Senior notes (i)	4.000%	2035	Ps.	3,541,257
	Subtotal Chilean pesos			Ps.	3,541,257
	Subtotal other currencies			Ps.	5,098,372
Lines of Credit and others

Euros
	Lines of credit (iii)	Euribor 1M + 1.3% & 4.320%	2024 - 2028	Ps.	10,443,291
Mexican pesos
	Lines of credit (iii)	TIIE + 0.300% - TIIE + 0.790%	2024		52,680,000
Peruvian Soles
	Lines of credit (iii)	7.830% - 8.010%	2024		11,342,850
	Subtotal Lines of Credit and others			Ps.	74,466,141
	Total debt			Ps.	500,677,052
	Less: Short-term debt and current portion of long-term debt			Ps.	160,963,603
	Long-term debt			Ps.	339,713,449

As of December 31, 2024 (Thousands of Mexican pesos)

Currency	Loan	Interest rate	Maturity	Total

Senior Notes
U.S. dollars

Fixed-rate Senior notes (i)		5.125%	2028	Ps.	4,143,002
Fixed-rate Senior notes (i)		6.375%	2028		4,676,086
Fixed-rate Senior notes (i)		4.375%	2029		2,402,000
Fixed-rate Senior notes (i)		3.625%	2029		20,268,300
Fixed-rate Senior notes (i)		2.875%	2030		20,268,300
Fixed-rate Senior notes (i)		4.700%	2032		15,201,225
Fixed-rate Senior notes (i)		6.375%	2035		19,889,891
Fixed-rate Senior notes (i)		6.125%	2037		7,483,563
Fixed-rate Senior notes (i)		6.125%	2040		40,445,595
Fixed-rate Senior notes (i)		4.375%	2042		23,308,545
Fixed-rate Senior notes (i)		4.375%	2049		25,335,375
Subtotal U.S. dollars				Ps.	183,421,882
Mexican pesos
Commercial Paper (ii)		10.420% - 11.530%	2025	Ps.	6,500,597
Domestic Senior notes (i)		0.000%	2025		6,201,365
Domestic Senior notes (i)		TIIE + 0.050%	2025		3,000,000
Domestic Senior notes (i)		TIIE + 0.300%	2025		409,418
Domestic Senior notes (i)		9.350%	2028		11,016,086
Fixed-rate Senior notes (i)		10.125%	2029		17,500,000
Fixed-rate Senior notes (i)		9.500%	2031		17,000,000
Domestic Senior notes (i)		9.520%	2032		14,679,166
Fixed-rate Senior notes (i)		10.300%	2034		20,000,000
Fixed-rate Senior notes (i)		8.460%	2036		7,871,700
Domestic Senior notes (i)		8.360%	2037		4,964,352
Domestic Senior notes (i)		4.840%	2037		11,062,112
Subtotal Mexican pesos				Ps.	120,204,796
Euros

Commercial Paper (ii)		2.87% - 3.84%	2025		26,158,406
Fixed-rate Senior notes (i)		1.500%	2026		15,745,429
Fixed-rate Senior notes (i)		0.750%	2027		15,867,928
Fixed-rate Senior notes (i)		2.125%	2028		12,520,975
Fixed-rate Senior notes (i)		5.250%	2028		10,496,953
Floating-rate Senior notes (i)		Euribor 3M + 1.050%	2028		3,778,901
Subtotal euros				Ps.	84,568,592
Pound Sterling
Fixed-rate Senior notes (i)		5.000%	2026	Ps.	12,687,956
Fixed-rate Senior notes (i)		5.750%	2030		16,494,343
Fixed-rate Senior notes (i)		4.948%	2033		7,612,773
Fixed-rate Senior notes (i)		4.375%	2041		19,031,934
Subtotal Pound Sterling				Ps.	55,827,006
Brazilian reais
Debentures (i)		CDI + 1.37%	2025	Ps.	4,909,719
Debentures (i)		CDI + 1.35%	2026		4,909,719
Debentures (i)		CDI + 1.20%	2027		9,819,437
Debentures (i)		CDI + 0.55%	2028		4,909,719
Debentures (i)		IPCA + 5.7687%	2029		8,182,864
Subtotal Brazilian reais				Ps.	32,731,458
Other currencies
Japanese yen
Fixed-rate Senior notes (i)		2.950%	2039	Ps.	1,674,427
Chilean pesos
Fixed-rate Senior notes (i)		4.000%	2035	Ps.	3,907,036
Subtotal other currencies				Ps.	5,581,463
Lines of Credit and others

Euros
Lines of credit (iii)		Euribor 3M + 1.300%	2028	Ps.	6,088,232
Mexican pesos
Lines of credit (iii)		TIIE + 0.400% - 0.790%	2025		10,380,000
U.S. dollars
Lines of credit (iii)		SOFR 1M + 0.400% - 0.550% & 6.750%	2025 - 2029		23,511,228
Peruvian Soles
Lines of credit (iii)		5.080% - 6.150%	2025		21,298,150
Colombian pesos
Lines of credit (iii)		IBR 1M + 0.560% - 2.550% & IBR 3M + 0.560%	2025 - 2026		17,008,428
Chilean pesos
Lines of credit (iii)		TAB 30 + 3.35% & TAB 180 + 0.600% - 0.750%	2025 - 2026		6,526,415
Financial leases		8.270% - 8.970%	2027		22,052
Dominican pesos
Lines of credit (iii)		10.900% - 13.250%	2025 - 2026		415,929
Subtotal Lines of Credit and others				Ps.	85,250,434
Total debt				Ps.	567,585,631
Less: Short-term debt and current portion of long-term debt				Ps.	104,210,738
Long-term debt				Ps.	463,374,893

EURIBOR = Euro Interbank Offered Rate
TIIE = Mexican Interbank Rate
CDI = Brazil Interbank Deposit Rate
TAB = Chilean weighted average funding rate
IBR = Colombia Reference Bank Indicator
IPCA = Brazil consumer price index
SOFR = Secured Overnight Financing Rate

Interest rates on the Company’s debt are subject to fluctuations in international and local rates. The Company’s weighted average cost of borrowed funds as of December 31, 2023, and December 31, 2024 was approximately 5.94% and 6.14%, respectively.

Such rates do not include commissions or the reimbursements for Mexican tax withholdings (typically a tax rate of 4.9%) that the Company must pay to international lenders.

An analysis of the Company’s short-term debt maturities as of December 31, 2023, and December 31, 2024, is as follows:

	2023		2024
Senior Notes	Ps.	95,821,829	Ps.	47,179,504
Lines of credit		65,141,774		57,023,548
Financial leases		—		7,686
Subtotal short term debt	Ps.	160,963,603	Ps.	104,210,738
Weighted average interest rate		7.01%		6.42%

The Company’s long-term debt maturities are as follows:

Years	Amount
2026	Ps.	43,307,098
2027		25,693,358
2028		57,629,956
2029		60,514,144
2030		36,762,643
2031 and thereafter		239,467,694
Total	Ps.	463,374,893

(i) Senior Notes

The outstanding Senior Notes as of December 31, 2023, and December 31, 2024, are as follows:

Currency*	2023		2024
U.S. dollars	Ps.	143,528,274	Ps.	183,421,882
Mexican pesos		89,926,765		120,204,796
Euros		111,553,842		84,568,592
Pound sterling		47,315,652		55,827,006
Brazilian reais		28,788,006		32,731,458
Japanese yens		1,557,115		1,674,427
Chilean pesos		3,541,257		3,907,036

*Thousands of Mexican pesos.
*Includes secured and unsecured senior notes.

(ii) Commercial Paper

In August 2020, we established a Euro-Commercial Paper program for a total amount of €2,000 million. As of December 31, 2024, debt under this program aggregated to Ps. 26,158 million.

Additionally, under our Mexican Domestic Senior Notes program, we have an aggregated amount of Ps. 6,501 million in Commercial Paper in Mexican pesos as of December 31, 2024.

 (iii) Lines of credit

As of December 31, 2023, and December 31, 2024, debt under lines of credit aggregated to Ps. 74,466 million and Ps. 85,228 million respectively, debt of which Ps. 6,088 million correspond to EuroTelesites.

The Company has two revolving syndicated credit facilities, one for the Euro equivalent of U.S.$ 1,500 million and the other for U.S. $2,500 million maturing in 2026 and 2029, respectively. As long as the facilities are committed, a commitment fee is paid. As of December 31, 2024, the Company withdrew U.S.$ 600 million from the U.S. revolving syndicated credit facility. Telekom Austria has an undrawn revolving syndicated credit facility in Euros for €1,000 million that matures in 2026.

Restrictions

A portion of the debt is subject to certain restrictions with respect to maintaining certain financial ratios, as well as restrictions on selling a significant portion of groups of assets, among others. As of December 31, 2024, the Company was in compliance with all these requirements.

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

As of December 31, 2024, the Company was in compliance with all the covenants.

Non-cash consideration

As described in note 1 II c), the non-cash transaction related to the derecognition of exchangeable bonds through the conversion of KPN shares amounted to Ps. 34,569,415.

Note 15. Right-of-use assets and liability related to right-of-use of assets

The Company has lease contracts for various items of towers & sites, property and other equipment used in its operations. Towers and sites, and property generally have lease terms between 2 and 24 years, while other equipment generally has lease terms between 2 and 20 years.

In 2022, 2023 and 2024 the movement of right-of-use assets and lease liabilities are as follows:

	Right-of-use assets
	Towers & Sites		Property		Other equipment		Total		Liability related to right-of-use of assets
As of January 1, 2022	Ps.	76,557,028	Ps.	9,936,705	Ps.	3,878,660	Ps.	90,372,393	Ps.	98,654,225
Additions and release(1)		42,958,221		574,801		5,463,706		48,996,728		44,134,101
Business combinations		4,247,042		318		5,413		4,252,773		9,129,255
Modifications		11,859,492		3,584,607		1,790,905		17,235,004		19,038,741
Depreciation		(22,858,868)		(3,369,095)		(2,756,898)		(28,984,861)		—
Interest expense		—		—		—		—		8,903,397
Payments		—		—		—		—		(33,823,287)
Disposals(2)		(696,904)		(88,303)		(36,694)		(821,901)		(1,044,480)
Transfers(3)		(165,779)		(126,763)		(112,301)		(404,843)		(438,571)
Translation adjustment		(5,680,583)		(1,289,832)		(1,800,782)		(8,771,197)		(10,404,570)
Balance at December 31, 2022	Ps.	106,219,649	Ps.	9,222,438	Ps.	6,432,009	Ps.	121,874,096	Ps.	134,148,811

(1)	The increase as compared to the previous year, was due to rights of use and their corresponding liability with Sitios Latam, resulting from the spin-off occurred in August 2022.

(2)	Disposals includes the Panama disposal. See Note 2Ac.

(3)	Transfers includes the Claro Chile, SpA joint venture. See Note 12b.

	Right-of-use assets
	Towers & Sites		Property		Other equipment		Total		Liability related to right-of-use of assets
As of January 1, 2023	Ps.	106,219,649	Ps.	9,222,438	Ps.	6,432,009	Ps.	121,874,096	Ps.	134,148,811
Additions and release		14,744,304		464,791		146,515		15,355,610		12,244,019
Modifications		25,773,865		1,430,795		(3,397,274)		23,807,386		39,109,007
Depreciation		(26,763,563)		(3,122,468)		(1,953,019)		(31,839,050)		—
Interest expense		—		—		—		—		10,648,584
Payments		—		—		—		—		(39,498,197)
Translation adjustment		(13,391,742)		(1,358,124)		(879,856)		(15,629,722)		(31,483,068)
Balance at December 31, 2023	Ps.	106,582,513	Ps.	6,637,432	Ps.	348,375	Ps.	113,568,320	Ps.	125,169,156

	Right-of-use assets
	Towers & Sites		Property		Other equipment		Total		Liability related to right-of-use of assets
As of January 1, 2024	Ps.	106,582,513	Ps.	6,637,432	Ps.	348,375	Ps.	113,568,320	Ps.	125,169,156
Additions and release		69,238,564		5,007,853		481,822		74,728,239		74,430,110
Business combination		4,166,641		401,760		943,145		5,511,546		5,285,522
Modifications		20,750,663		3,644,901		6,460,657		30,856,221		31,996,863
Depreciation		(26,991,438)		(3,151,532)		(2,258,796)		(32,401,766)		—
Interest expense		—		—		—		—		16,594,964
Payments		—		—		—		—		(45,285,610)
Translation adjustment		6,050,342		900,839		246,637		7,197,818		4,912,223
Balance at December 31, 2024	Ps.	179,797,285	Ps.	13,441,253	Ps.	6,221,840	Ps.	199,460,378	Ps.	213,103,228

At December 31, 2023 and 2024, the total of the right-of-use assets include an amount of Ps. 59,820,924 and Ps. 125,960,911 corresponding to related parties, respectively, and the total of lease liabilities include an amount of Ps. 61,881,679 and Ps. 131,170,623 corresponding to related parties, respectively. For the years ended December 31, 2022, 2023 and 2024, non-cash  net additions to right-of-use assets and their related liabilities amounted to Ps.4,862,627, Ps. 3,111,591, and Ps. 298,129,  respectively.

The lease debt of the Company is integrated according to its maturities as follows:

	2023		2024
Short term	Ps.	24,375,010	Ps.	35,436,851
Long term		100,794,146		177,666,377
Total	Ps.	125,169,156	Ps.	213,103,228

The Company’s right of use long-term liability maturities as of December 31, 2024 are as follows:

Year ended December 31,

2026	Ps.	25,309,238
2027		27,034,007
2028		24,127,674
2029		60,141,767
2030		20,138,132
2031 and thereafter		20,915,559
Total	Ps.	177,666,377

During the years ended December 31, 2022, 2023 and 2024, the Company recognized expenses as follows:

	2022
	Others		Related parties		Total
Depreciation expense of right-of-use assets	Ps.	18,095,871	Ps.	10,888,990	Ps.	28,984,861
Interest expense on lease liabilities		6,395,988		2,507,409		8,903,397
Expense relating to short-term leases		24,234		—		24,234
Expense relating to leases of low-value assets		886		—		886
Variable lease payments		65,520		—		65,520
Total	Ps.	24,582,499	Ps.	13,396,399	Ps.	37,978,898

	2023
	Others		Related parties		Total
Depreciation expense of right-of-use assets	Ps.	15,530,686	Ps.	16,308,364	Ps.	31,839,050
Interest expense on lease liabilities		5,316,141		5,332,443		10,648,584
Expense relating to short-term leases		23,295		—		23,295
Expense relating to leases of low-value assets		1,749		—		1,749
Variable lease payments		67,927		—		67,927
Total	Ps.	20,939,798	Ps.	21,640,807	Ps.	42,580,605

	2024
	Others		Related parties		Total
Depreciation expense of right-of-use assets	Ps.	16,046,897	Ps.	16,354,869	Ps.	32,401,766
Interest expense on lease liabilities		6,055,603		10,539,361		16,594,964
Expense relating to short-term leases		845		—		845
Expense relating to leases of low-value assets		2,288		—		2,288
Variable lease payments		94,352		—		94,352
Total	Ps.	22,199,985	Ps.	26,894,230	Ps.	49,094,215

Note 16. Accounts payable, accrued liabilities and asset retirement obligations

a) The components of the accounts payable are as follows:

	At December 31,
	2023		2024
Suppliers	Ps.	63,235,934	Ps.	61,741,976
Sundry creditors		88,637,103		92,286,367
Interest payable		6,616,584		8,959,701
Guarantee deposits from customers		1,455,109		1,669,103
Dividends payable		2,152,686		2,266,987
Total	Ps.	162,097,416	Ps.	166,924,134

As of December 31, 2024, the Company has recognized long-term accounts payable of Ps.17,224,845, primarily due for obligations related to the acquisition of operating licenses.

b) The balance of accrued liabilities at December 31, 2023 and 2024 are as follows:
	At December 31,
	2023		2024
Current liabilities
Direct employee benefits payable	Ps.	20,858,965	Ps.	22,080,021
Provisions		34,355,359		34,953,816
Total	Ps.	55,214,324	Ps.	57,033,837

The movements in contingencies for the years ended December 31, 2023 and 2024 are as follows:
	Balance at December 31, 2022		Effect of translation		Increase of the year		Applications				Balance at December 31, 2023
							Payments		Reversals
Contingencies	Ps.	35,850,857	Ps.	(1,738,359)	Ps.	7,361,456	Ps.	(5,642,088)	Ps.	(1,476,507)	Ps.	34,355,359

	Balance at December 31, 2023		Business combination		Effect of translation		Increase of the year		Applications				Balance at December 31, 2024
									Payments		Reversals
Contingencies	Ps.	34,355,359	Ps.	182,686	Ps.	437,201	Ps.	6,580,005	Ps.	(4,659,801)	Ps.	(1,941,634)	Ps.	34,953,816

Provisions and contingencies include tax, labor, regulatory and other legal type contingencies. See Note 17 b) for detail of contingencies.

c) The movements in the asset retirement obligations for the years ended December 31, 2023 and 2024 are as follows:

	Balance at December 31, 2022		Effect of translation		Increase of the year		Applications				Balance at December 31, 2023
							Payments		Reversals
Asset retirement obligations	Ps.	10,799,997	Ps.	(1,722,035)	Ps.	1,425,391	Ps.	(175,163)	Ps.	(210,262)	Ps.	10,117,928

	Balance at December 31, 2023		Business combination		Effect of translation		Increase of the year		Applications				Balance at December 31, 2024
									Payments		Reversals
Asset retirement obligations	Ps.	10,117,928	Ps.	101,101	Ps.	749,725	Ps.	989,544	Ps.	(76,166)	Ps.	(369,353)	Ps.	11,512,779

The discount rates used for the asset retirement obligation are based on market rates that are expected to be undertaken by the dismantling or restoration of cell sites and may include labor costs.

Note 17. Commitments and Contingencies

a) Commitments

The Company and its subsidiaries have commitments that mature on different dates, related to committed capital expenditures.

As of December 31, 2024, the total amounts equivalent to the contract period are detailed below:

Year ended December 31,
2025	Ps.	2,729,907
2026		10,321,999
2027		4,919,934
2028		4,544,245
2029 and 2030		10,044,890
2031 and thereafter		33,289,042
Total	Ps.	65,850,017

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

The mobile termination rates between Telcel and other network operators have been the subject of various legal proceedings. With respect to interconnection fees for the years 2018 - 2025, Telcel has challenged the applicable resolutions and final resolutions are pending.

Given that the “zero rate” that prevented Telcel from charging termination rates in its mobile network was held unconstitutional by the Supreme Court (Suprema Corte de Justicia de la Nación or “SCJN”), the IFT has determined asymmetric interconnection rates for the termination of traffic in Telcel’s and other operators’ networks for 2018, 2019, 2020, 2021, 2022, 2023, 2024 and 2025. The resolutions setting such rates have been challenged by Telcel, and final resolutions are pending.

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

(1)	Brazilian Tax Matters

As of December 31, 2024, certain Company’s Brazilian subsidiaries had aggregate tax contingencies of Ps. 122,726,478 (R$37,494,960) for which the Company has established provisions of Ps. 19,766,355 (R$6,038,947) in the accompanying consolidated financial statements for eventual losses arising from contingencies that the Company considers probable. The most significant matters for which provisions have been established are:

• Ps. 40,882,104 (R$12,490,156) aggregate contingencies and Ps. 4,099,157 (R$1,252,360) provisions related to value-added tax (Imposto sobre a Circulação de Mercadorias e Prestação de Serviços or “ICMS”) assessments;

• Ps. 5,721,800 (R$1,748,104) aggregate contingencies and Ps. 3,381,922 (R$1,033,233) provisions related to social contribution on net income (Contribuição Social sobre o Lucro Líquido or “CSLL”) and corporate income tax (Imposto de Renda sobre Pessoa Jurídica or “IRPJ”) assessments;

• Ps. 17,270,686 (R$5,276,479) aggregate contingencies and Ps. 5,688,116 (R$ 1,737,813) provisions related to the social integration program (Programa de Integração Social or “PIS”) and the contribution for social security financing (Contribuição para o Financiamento da Seguridade Social or “COFINS”) assessments;

• Ps. 7,160,049 (R$2,187,513) aggregate contingencies and Ps. 103,818 (R$31,718) provisions related to offset’s rejections of tax credits related to Income Tax (Imposto de Renda Pessoa Jurídica o “IRPJ”) and Social Contributions over Profits (Contribuição Social sobre o Lucro Líquido o “CSLL”), arising from non-appelable judicial resolutions, mainly;

• Ps. 13,583,389 (R$ 4,149,949) aggregate contingencies and Ps. 1,484,725 (R$453,608) provisions mainly related to an allegedly improper exclusion of interconnection revenues and costs from the basis used to calculate Fund for Universal Telecommunication Services (Fundo de Universalização dos Serviços de Telecomunicações or “FUST”) obligations, which are being contested;

• Ps. 6,134,007 (R$ 1,874,040) aggregate contingencies and Ps. 452 (R$138) provisions related to an alleged underpayment of obligations to the Telecommunications Technology Development Fund (Fundo para o Desenvolvimento Tecnológico das Telecomunicações or “FUNTTEL”), which are being challenged and for which a final resolution is pending;

• Ps. 1,999,637 (R$610,922) aggregate contingencies and Ps. 140,991 (R$ 43,075) provisions related to the alleged nonpayment of Services Tax (Imposto Sobre Serviços or “ISS”) over several communication services, including Pay TV services, considered taxable for ISS by the Municipal Revenue Services, which are being challenged and for which a final resolution is pending;

• Ps. 4,718,515 (R$1,441,584) aggregate contingencies and Ps. 130,936 (R$40,003) provisions arising from, among other, things the alleged underpayment of IRRF and CIDE taxes and on remittances made to foreign operators as remuneration for completing international calls abroad (outgoing traffic); and

• Ps. 4,800,645 (R$1,466,676) aggregate contingencies and Ps. 4,464,836 (R$1,364,081) provisions related to the requirement to contribute to the Promotion of Public Radio Broadcasting (“EBC”).

In addition, the Company’s Brazilian subsidiaries are subject to a number of contingencies for which it has not established provisions in the accompanying consolidated financial statements because the Company does not consider the potential losses related to these contingencies to be probable. These include Ps. 20,243,236 (R$ 6,184,642) related to an unpaid installation inspection rate (Taxa de Fiscalização de Instalação or “TFI”) allegedly due to the renovation of radio base stations, which is being challenged on the basis that there was no new equipment installation that could have led to this charge, along with any unpaid functioning inspection rate (Taxa de Fiscalização de Funcionamento or “TFF”).

(2)	Anatel Challenge to Inflation Adjustments

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

The amount of the alleged shortfall as well as the method used to calculate monetary corrections are in dispute. If other methods or assumptions are applied, the amount may increase. In 2024, Anatel calculated the monetary correction in a total amount of Ps. 15,913,938 (R$ 4,861,970). As of December 31, 2024, the Company has established a provision of Ps. 6,105,484 (R$ 1,865,326) in the accompanying consolidated financial statements for the losses arising from these contingencies, which the Company considers probable.

Note 18. Employee Benefits

An analysis of the net liability and net period cost for employee benefits is as follows:

	At December 31,
	2023		2024
Mexico	Ps.	119,265,063	Ps.	145,277,743
Puerto Rico		7,227,422		6,954,741
Brazil		7,401,235		5,411,258
Europe		8,919,884		8,578,927
Ecuador		479,762		654,465
El Salvador		113,508		165,653
Nicaragua		53,974		71,266
Honduras		55,295		38,388
Total	Ps.	143,516,143	Ps.	167,152,441

	For the year ended December 31,
	2022		2023		2024
Mexico	Ps.	13,673,155	Ps.	14,601,940	Ps.	16,074,164
Puerto Rico		538,681		170,389		535,051
Brazil		587,552		369,624		(228,547)
Europe		1,176,028		1,750,101		1,755,407
Ecuador		(29,743)		40,498		65,123
El Salvador		14,384		15,190		16,430
Nicaragua		11,502		10,937		13,387
Honduras		7,593		13,257		1,527
Total	Ps.	15,979,152	Ps.	16,971,936	Ps.	18,232,542

a) Defined Benefit Plans

The defined benefit obligation (DBO) and plan assets for the pension and other benefit obligation plans, by country, are as follows:

	At December 31
	2023								2024
					Effect of asset		Net employee						Effect of asset		Net employee
	DBO		Plan Assets		ceiling		benefit liability		DBO		Plan Assets		ceiling		benefit liability
Mexico	Ps.	293,551,400	Ps.	(175,265,188)	Ps.	—	Ps.	118,286,212	Ps.	303,027,238	Ps.	(159,328,024)	Ps.	—	Ps.	143,699,214
Puerto Rico		22,244,771		(15,017,349)		—		7,227,422		24,608,173		(17,653,432)		—		6,954,741
Brazil		15,045,247		(13,810,050)		4,055,040		5,290,237		12,113,660		(13,054,352)		4,481,044		3,540,352
Europe		3,384,633		—		—		3,384,633		3,379,389		—		—		3,379,389
Total	Ps.	334,226,051	Ps.	(204,092,587)	Ps.	4,055,040	Ps.	134,188,504	Ps.	343,128,460	Ps.	(190,035,808)	Ps.	4,481,044	Ps.	157,573,696

Below is a summary of the actuarial results generated for the pension and retirement plans as well as the medical services in Puerto Rico and Brazil; the pension plans and seniority premiums related to Telmex; the pension plan, the service awards plan and severance in Austria corresponding to the years ended December 31, 2022, 2023 and 2024:

	At December 31, 2022
	DBO		Plan Assets		Effect of asset ceiling		Net employee benefit liability
Balance at the beginning of the year	Ps.	345,315,712	Ps.	(218,327,182)	Ps.	4,422,459	Ps.	131,410,989
Current service cost		1,534,180		—		—		1,534,180
Interest cost on projected benefit obligation		30,565,134		—		—		30,565,134
Expected return on plan assets		—		(18,819,322)		—		(18,819,322)
Changes in the asset ceiling during the period and others		—		—		398,399		398,399
Past service costs and other		—		142,911		—		142,911
Actuarial gain for changes in experience		(43,603)		—		—		(43,603)
Actuarial gain from changes in demographic assumptions		(64)		—		—		(64)
Actuarial gain from changes in financial assumptions		(88,990)		—		—		(88,990)
Net period cost	Ps.	31,966,657	Ps.	(18,676,411)	Ps.	398,399	Ps.	13,688,645
Actuarial loss for changes in experience		2,747,706		—		—		2,747,706
Actuarial loss from changes in demographic assumptions		55,037		—		—		55,037
Actuarial gain from changes in financial assumptions		(9,838,708)		—		—		(9,838,708)
Changes in the asset ceiling during the period and others		—		—		1,283,501		1,283,501
Return on plan assets greater than discount rate (shortfall)		—		13,719,181		—		13,719,181
Recognized in other comprehensive income	Ps.	(7,035,965)	Ps.	13,719,181	Ps.	1,283,501	Ps.	7,966,717
Contributions made by plan participants		78,642		(78,642)		—		—
Contributions to the pension plan made by the Company		—		516,280		—		516,280
Benefits paid		(13,502,781)		13,221,202		—		(281,579)
Payments to employees		(23,753,735)		—		—		(23,753,735)
Plan changes		12,461		—		—		12,461
Effect of translation		(2,218,050)		1,098,953		(40,290)		(1,159,387)
Others	Ps.	(39,383,463)	Ps.	14,757,793	Ps.	(40,290)	Ps.	(24,665,960)
Balance at the end of the year		330,862,941		(208,526,619)		6,064,069		128,400,391
Less short-term portion		(275,209)		—		—		(275,209)
Non-current obligation	Ps.	330,587,732	Ps.	(208,526,619)	Ps.	6,064,069	Ps.	128,125,182

	At December 31, 2023
	DBO		Plan Assets		Effect of asset ceiling		Net employee benefit liability
Balance at the beginning of the year	Ps.	330,862,941	Ps.	(208,526,619)	Ps.	6,064,069	Ps.	128,400,391
Current service cost		2,044,102		—		—		2,044,102
Interest cost on projected benefit obligation		33,203,706		—		—		33,203,706
Expected return on plan assets		—		(20,251,931)		—		(20,251,931)
Changes in the asset ceiling during the period and others		—		—		585,667		585,667
Past service costs and other		(322,700)		145,646		—		(177,054)
Actuarial gain for changes in experience		(20,645)		—		—		(20,645)
Actuarial loss from changes in demographic assumptions		134		—		—		134
Actuarial loss from changes in financial assumptions		30,958		—		—		30,958
Net period cost	Ps.	34,935,555	Ps.	(20,106,285)	Ps.	585,667	Ps.	15,414,937
Actuarial loss for changes in experience		10,632,144		—		—		10,632,144
Actuarial gain from changes in demographic assumptions		(430,315)		—		—		(430,315)
Actuarial loss from changes in financial assumptions		1,900,436		—		—		1,900,436
Changes in the asset ceiling during the period and others		—		—		(2,247,990)		(2,247,990)
Return on plan assets greater than discount rate (shortfall)		—		(6,210,593)		—		(6,210,593)
Recognized in other comprehensive income	Ps.	12,102,265	Ps.	(6,210,593)	Ps.	(2,247,990)	Ps.	3,643,682
Contributions made by plan participants		45,404		(45,404)		—		—
Contributions to the pension plan made by the Company		—		(10,853)		—		(10,853)
Benefits paid		(27,844,968)		27,547,809		—		(297,159)
Payments to employees		(10,868,600)		—		—		(10,868,600)
Plan changes		(29,383)		—				(29,383)
Effect of translation		(4,745,061)		3,259,358		(346,706)		(1,832,409)
Others	Ps.	(43,442,608)	Ps.	30,750,910	Ps.	(346,706)	Ps.	(13,038,404)
Balance at the end of the year		334,458,153		(204,092,587)		4,055,040		134,420,606
Less short-term portion		(232,102)		—		—		(232,102)
Non-current obligation	Ps.	334,226,051	Ps.	(204,092,587)	Ps.	4,055,040	Ps.	134,188,504

	At December 31, 2024
	DBO		Plan Assets		Effect of asset ceiling		Net employee benefit liability
Balance at the beginning of the year	Ps.	334,458,153	Ps.	(204,092,587)	Ps.	4,055,040	Ps.	134,420,606
Current service cost		1,889,699		—		—		1,889,699
Interest cost on projected benefit obligation		34,540,808		—		—		34,540,808
Expected return on plan assets		—		(20,306,050)		—		(20,306,050)
Changes in the asset ceiling during the period and others		—		—		357,182		357,182
Past service costs and other		(103,657)		139,115		—		35,458
Actuarial gain for changes in experience		(42,968)		—		—		(42,968)
Actuarial gain from changes in demographic assumptions		—		—		—		—
Actuarial gain from changes in financial assumptions		(23,068)		—		—		(23,068)
Net period cost	Ps.	36,260,814	Ps.	(20,166,935)	Ps.	357,182	Ps.	16,451,061
Actuarial loss for changes in experience		13,338,950		—		—		13,338,950
Actuarial gain from changes in demographic assumptions		(3,654)		—		—		(3,654)
Actuarial gain from changes in financial assumptions		(3,018,488)		—		—		(3,018,488)
Changes in the asset ceiling during the period and others		—		—		345,672		345,672
Return on plan assets greater than discount rate (shortfall)		—		20,947,473		—		20,947,473
Recognized in other comprehensive income	Ps.	10,316,808	Ps.	20,947,473	Ps.	345,672	Ps.	31,609,953
Contributions made by plan participants		40,319		(40,319)		—		—
Contributions to the pension plan made by the Company		—		(548,872)		—		(548,872)
Benefits paid		(16,298,480)		15,970,322		—		(328,158)
Payments to employees		(24,325,925)		—		—		(24,325,925)
Plan changes		(847,269)		—		—		(847,269)
Effect of translation		3,816,947		(2,104,890)		(276,850)		1,435,207
Others	Ps.	(37,614,408)	Ps.	13,276,241	Ps.	(276,850)	Ps.	(24,615,017)
Balance at the end of the year		343,421,367		(190,035,808)		4,481,044		157,866,603
Less short-term portion		(292,907)		—		—		(292,907)
Non-current obligation	Ps.	343,128,460	Ps.	(190,035,808)	Ps.	4,481,044	Ps.	157,573,696

In the case of other subsidiaries in Mexico, the net period cost of other employee benefits for the years ended December 31, 2022, 2023 and 2024 was Ps. 126,735, Ps.120,843 and Ps. 657,868 respectively. The balance of other employee benefits at December 31, 2023 and 2024 was Ps. 978,851 and Ps. 1,578,529 respectively.

In the case of Brazil, the net period cost of other benefits for the years ended December 31, 2022, 2023 and 2024 was Ps. 166,503, Ps. 82,870, and Ps.685,287 respectively. The balance of employee benefits at December 31, 2023 and 2024 was Ps. 2,057,470 and Ps. 1,831,600, respectively.

In the case of Ecuador, the net period cost of other benefits for the years ended December 31, 2022, 2023 and 2024 was Ps. (29,743), Ps.  40,498 and Ps. 65,123 respectively. The balance of employee benefits at December 31, 2023 and 2024 was Ps. 479,762 and Ps. 654,465, respectively.

In the case of Central America, the net period cost of other benefits for the years ended December 31, 2022, 2023 and 2024 was Ps. 33,479, Ps. 39,384 and Ps. 31,344, respectively. The balance of employee benefits at December 31, 2023 and 2024 was Ps. 222,777 and Ps. 275,307, respectively.

Plan assets are invested in:

At December 31

	2023			2024
	Puerto Rico	Brazil	Mexico	Puerto Rico	Brazil	Mexico
Equity instruments	42%	—	76%	53%	—	76%
Debt instruments	23%	91%	24%	12%	93.0%	24%
Others	35%	9%	—	35%	7%	—
	100%	100%	100%	100%	100%	100%

Included in the Telmex’s net pension plan liability are plan assets of Ps. 175,265,188 and Ps. 159,328,024 as of December 31, 2023 and 2024, respectively, of which 49.3% and 45.8% during 2023 and 2024, respectively, were invested in equity and debt instruments of both América Movil and also of related parties, primarily entities that are under common control of the Company’s principal shareholder. The Telmex pension plan recorded a re-measurement of its defined pension plan of Ps. 3,396,589 and Ps. 33,858,384 during 2023 and 2024, respectively, attributable to a change in actuarial assumptions, and also a decrease in the fair value of plan investments from December 31, 2023 to December 31, 2024. The variation in fair value of the aforementioned related party pension plan investments approximated Ps. (6,965,748) and Ps. 21,428,270 during the years ended December 31, 2023 and 2024, respectively.

The assumptions used in determining the net period cost were as follows:

	2022				2023				2024
	Puerto Rico	Brazil	Mexico	Europe	Puerto Rico	Brazil	Mexico	Europe	Puerto Rico	Brazil	Mexico	Europe
Discount rate and long- term rate return	5.42%	10.11% & 10.05%	11.5%	3.75%	5.13%	9.050% & 9.20%	11.65%	3.25%	5.58%	11.4% & 11.07%	11.43%	2.75%
Rate of future salary increases	2.75%	3.50%	2.8%	4.5%, 5.3% & 3.4%, - 4.6%	2.00%	3.50%	2.8%	6.0% & 3.6% - 5.4%	2.00%	3.5%	2.8%	3.8%, 4.4% & 2.9% - 3.8%
Percentage of increase in health care costs for the coming year	5.44%	9.71%			5.13%	9.71%			5.53%	9.71%
Year to which this level will be maintained	NA	2031			NA	2032			NA	2033
Rate of increase of pensions				1.90%				2.50%				1.70%
Employee turnover rate*				0.00% 1.03%				0.00%-0.91%				0.00%- 0.90%

*	Depending on years of service

Biometric

Puerto Rico:
Mortality:	RPI 2012, MSS 2024 Tables.

Brazil:
Mortality:	2000 Basic AT Table for gender
Disability for assets:	UP 84 modified table for gender
Disability retirement:	80 CSO Code Table
Rotation:	Probability of leaving the Company other than death, Disability and retirement is zero

Europe

Life expectancy in Austria is base on “AVÖ 2018-P – Rechnungsgrundlagen für die Pensionsversicherung – Pagler & Pagler”.

Telmex
Mortality:	Mexican 2000 (CNSF) adjusted
Disability:	Mexican Social Security adjusted by Telmex experience
Turnover:	Telmex experience
Retirement:	Telmex experience

For the year ended December 31, 2024, the Company conducted a sensitivity analysis on the most significant variables that affect the DBO liability, simulating independently, reasonable changes to roughly 100 basis points in each of these variables. The increase (decrease) in the DBO pension and other benefits liability at December 31, 2024 are as follows:

	-100 points		+100 points
Discount rate	Ps.	24,948,713	Ps.	(21,924,526)
Health care cost trend rat	Ps.	(254,926)	Ps.	287,834

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

Severance

Defined contribution plans

Employees who started work for A1 Telekom Austria Group in Austria on or after January 1, 2003 are covered by a defined contribution plan. As of December 31, 2023 and 2024, A1 Telekom Austria Group paid Ps. 74,994 and Ps. 87,323 respectively, 1.53% of the salary or wage, into this defined contribution plan (BAWAG Allianz Mitarbeitervorsorgekasse AG).

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

At December 31, 2023 and 2024, the balance of the DCP liability was Ps. 53,528 and Ps. 39,306 respectively. For the years ended December 31, 2022, 2023 and 2024 the cost of labor were Ps. 5,021, Ps. 3,846 and Ps. 3,046, respectively.

Europe

In Austria, pension benefits are generally provided by the social security system for employees, and by the government for civil servants. The contributions of 12.55% of gross salaries that A1 Telekom Austria Group made in 2023 and 2024 to the social security system and the government in Austria amount to Ps. 1,105,037 and Ps. 1,169,174 respectively. In 2023 and 2024, contributions of the foreign subsidiaries into the respective systems range between 7% and 28% of gross salaries and amount to Ps. 560,777 and Ps. 651,574 respectively.

Additionally, A1 Telekom Austria Group offers a defined contribution plan for employees of some of its Austrian subsidiaries. A1 Telekom Austria Group’s contributions to this plan are based on a percentage of the compensation not exceeding 5%. In 2023 and 2024, the annual expenses for this plan amounted to Ps. 199,345 and Ps. 211,733 respectively.

As of December 31, 2023 and 2024, the liability related to this defined contribution plan amounted to Ps. 145,456 and Ps. 154,380, respectively.

Other countries

For the rest of the countries where the Company operates and that do not have defined benefit plans or defined contribution plans, the Company makes contributions to the respective governmental social security agencies which are recognized in results of operations as they are incurred.

c) Long-term direct employee benefits

	Balance at December 31, 2022		Effect of translation		Increase of the year		Payments		Balance at December 31, 2023
Long-term direct employee benefits	Ps.	6,403,752	Ps.	(647,033)	Ps.	1,608,275	Ps.	(1,975,199)	Ps.	5,389,795

	Balance at December 31, 2023		Effect of translation		Increase of the year		Payments		Balance at December 31, 2024
Long-term direct employee benefits	Ps.	5,389,795	Ps.	619,696	Ps.	1,102,643	Ps.	(2,066,976)	Ps.	5,045,158

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

Note 19. Financial Assets and Liabilities

Set out below is the categorization of the financial instruments, excluding cash and cash equivalents, held by the Company as of December 31, 2023 and 2024:

	December 31, 2023
	Loans and Receivables		Fair value through profit or loss		Fair value through OCI
Financial Assets:
Equity investments at fair value through OCI and other short-term investments (Note 4)	Ps.	3,523,883	Ps.	—	Ps.	70,231,744
Accounts receivable from subscribers, distributors, contractual assets and other (Note 5)		158,700,738		—		—
Related parties (Note 6)		1,071,520		—		—
Derivative financial instruments (Note 7)		—		1,446,034		—
Debt instruments at fair value through OCI (Note 4)		—		—		14,914,412
Total	Ps.	163,296,141	Ps.	1,446,034	Ps.	85,146,156

Financial Liabilities:
Debt (Note 14)	Ps.	500,677,052	Ps.	—	Ps.	—
Liability related to right-of-use of assets (Note 15)		125,169,156		—		—
Accounts payable (Note 16)		162,097,416		—		—
Related parties (Note 6)		6,766,826		—		—
Derivative financial instruments (Note 7)		—		17,896,379		—
Total	Ps.	794,710,450	Ps.	17,896,379	Ps.	—

	December 31, 2024
	Loans and Receivables		Fair value through profit or loss		Fair value through OCI
Financial Assets:
Equity investments at fair value through OCI and other short-term investments (Note 4)	Ps.	—	Ps.	—	Ps.	46,683,687
Accounts receivable from subscribers, distributors, contractual assets and other (Note 5)		179,615,497		—		—
Related parties (Note 6)		1,395,483		—		—
Derivative financial instruments (Note 7)		—		10,668,460		—
Debt instruments at fair value through OCI (Note 4)		—		—		13,908,873

Total	Ps.	181,010,980	Ps.	10,668,460	Ps.	60,592,560

Financial Liabilities:
Debt (Note 14)	Ps.	567,585,631	Ps.	—	Ps.	—
Liability related to right-of-use of assets (Note 15)		213,103,228		—		—
Accounts payable (Note 16)		184,148,979		—		—
Related parties (Note 6)		3,701,960		—		—
Derivative financial instruments (Note 7)		—		22,185,709		—

Total	Ps.	968,539,798	Ps.	22,185,709	Ps.	—

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

The fair value for the financial assets (excluding cash and cash equivalents) and financial liabilities shown in the consolidated statements of financial position at December 31, 2023 and 2024 is as follows:

	Measurement of fair value at December 31, 2023
	Level 1		Level 2		Level 3		Total
Assets:
Equity investments at fair value through OCI and other short-term investments (Note 4)	Ps.	70,231,744	Ps.	—	Ps.	3,523,883	Ps.	73,755,627
Derivative financial instruments (Note 7)		—		1,446,034		—		1,446,034
Total current assets		70,231,744		1,446,034		3,523,883		75,201,661
Revalued of assets (Note 10)		—		—		9,239,279		9,239,279
Pension plan assets (Note 18)		191,442,079		12,616,945		33,563		204,092,587
Debt instruments at fair value through OCI (Note 4)		4,538,631		10,375,781		—		14,914,412
Total non-current assets		195,980,710		22,992,726		9,272,842		228,246,278
Total	Ps.	266,212,454	Ps.	24,438,760	Ps.	12,796,725	Ps.	303,447,939

Liabilities:
Debt	Ps.	382,310,932	Ps.	107,730,819	Ps.	—	Ps.	490,041,751
Liability related to right-of-use of assets (Note 15)		125,169,156		—		—		125,169,156
Derivative financial instruments (Note 7)		—		17,896,379		—		17,896,379
Total	Ps.	507,480,088	Ps.	125,627,198	Ps.	—	Ps.	633,107,286

	Measurement of fair value at December 31, 2024
	Level 1		Level 2		Level 3		Total
Assets:
Equity investments at fair value through OCI and other short-term investments (Note 4)	Ps.	46,683,687	Ps.	—	Ps.	—	Ps.	46,683,687
Derivative financial instruments (Note 7)		—		10,668,460		—		10,668,460
Total current assets		46,683,687		10,668,460		—		57,352,147
Revalued of assets (Note 10)		—		—		10,457,088		10,457,088
Pension plan assets (Note 18)		175,241,382		14,754,046		40,380		190,035,808
Debt instruments at fair value through OCI (Note 4)		—		13,908,873		—		13,908,873
Total non-current assets		175,241,382		28,662,919		10,497,468		214,401,769
Total	Ps.	221,925,069	Ps.	39,331,379	Ps.	10,497,468	Ps.	271,753,916

Liabilities:
Debt	Ps.	453,237,685	Ps.	90,095,061	Ps.	—	Ps.	543,332,746
Liability related to right-of-use of assets (Note 15)		213,103,228		—		—		213,103,228
Derivative financial instruments (Note 7)		—		22,185,709		—		22,185,709
Total	Ps.	666,340,913	Ps.	112,280,770	Ps.	—	Ps.	778,621,683

Fair value of derivative financial instruments is valued using valuation techniques with market observable inputs. To determine its Level 2 fair value, the Company applies different valuation techniques including forward pricing and swaps models, using present value calculations. The models incorporate various inputs including credit quality of counterparties, foreign exchange spot and forward rates and interest rate curves. Fair value of debt Level 2 has been determined using a model based on present value calculation incorporating credit quality of AMX. Until September 2024 the fair value of VTR bonds in AMX B.V. as debt instruments at fair value through OCI, were classified as Level 1 in order they are guaranteed with shares listed on the regulated market. The Company’s investment in equity investments at fair value, specifically the investment in Verizon in 2024 and 2023, and also KPN in 2023, is valued using the quoted prices (unadjusted) in active markets for identical assets. The net realized loss related to derivative financial instruments for the years ended December 31, 2023 and 2024 was Ps. (9,420,419) and Ps. (2,111,926) respectively.

The fair value of the asset revaluation was calculated using valuation techniques, using observable market data and internal information on transactions carried out with independent third parties. To determine fair value we use level 2 and 3 information, the Company used inputs such as average rents, contract term and discount rates for discounted flow modeling techniques; in the case of discount rates, we use level 2 data where the information is public and is found in recognized databases, such as country risks, inflation, etc. In the case of level 3 data, the information is mainly internal based on lease contracts entered into with independent third parties.

During the end of the period ended December 31, 2023 and 2024, there were no transfers between the Level 1, Level 2 and Level 3 fair value measurement hierarchies.

Changes in liabilities arising from financing activities

	At December 31, 2022		Cash flow		Foreign currency exchange and other		At December 31, 2023

Debt	Ps.	510,589,480	Ps.	34,644,826	Ps.	(44,557,254)	Ps.	500,677,052
Liability related to right-of-use of assets		134,148,811		(39,498,197)		30,518,542		125,169,156
Total liabilities from financing activities	Ps.	644,738,291	Ps.	(4,853,371)	Ps.	(14,038,712)	Ps.	625,846,208

	At December 31, 2023		Cash flow		Foreign currency exchange and other		At December 31, 2024

Debt	Ps.	500,677,052	Ps.	29,309,744	Ps.	37,598,835	Ps.	567,585,631
Liability related to right-of-use of assets		125,169,156		(45,285,610)		133,219,682		213,103,228
Total liabilities from financing activities	Ps.	625,846,208	Ps.	(15,975,866)	Ps.	170,818,517	Ps.	780,688,859

Note 20. Shareholders’ Equity

a) Pursuant to the Company’s bylaws, the capital stock of the Company consists of a minimum fixed portion of Ps. 231,290 (nominal amount), represented as of December 31, 2024 by a total of 61,245,000,000 shares (including treasury shares available for placement in accordance with the provisions of the Ley del Mercado de Valores), all of them “B” shares.

b) As of December 31, 2024 and 2023, the Company’s capital stock was represented by 61,000,000,000 outstanding “B” shares and 62,450,000,000 outstanding “B” shares, respectively.

c) As of December 31, 2024 and 2023, the Company’s treasury held for placement in accordance with the provisions of the Ley del Mercado de Valores and the Disposiciones de carácter general aplicables a las emisoras de valores y a otros participantes en el Mercado de valores issued by the Comisión Nacional Bancaria y de Valores, a total amount of 245,000,000 series “B” shares and 770,260,000 series “B” shares, respectively, acquired pursuant to the Company’s share repurchase program.

d) Company’s “B” shares are registered common and no-par value shares with full voting rights.

Dividends

On April 29, 2024, the Company’s shareholders approved, among other resolutions, the payment of a dividend of Ps.$0.48 (forty-eight peso cents) per share to each of the shares of its capital stock. It was approved, that such dividend would be paid in two installments of Ps.$0.24 (twenty four peso cents) each, on July 15 and November 11, 2024, respectively.

On April 27, 2023, the Company’s shareholders approved, among other resolutions, the payment of a dividend of Ps.$0.46 (forty-six peso cents) per share to each of the shares of its capital stock. It was approved to pay said dividend in two installments of Ps.$0.23 (twenty three peso cents) each, on July 17 and November 13, 2023, respectively.

Legal Reserve

According to the General Corporations Law (Ley General de Sociedades Mercantiles), companies must allocate from the net profit of each year, at least 5% to increase the legal reserve until it reaches 20% of its capital stock (nominal amount). This reserve may not be distributed to shareholders during the existence of the Company, except as a stock dividend. As of December 31, 2024 and December 31, 2023, the legal reserve amounted to Ps. 358,440.

Restrictions on Certain Transactions

Pursuant to the Company’s bylaws any transfer of more than 10% of the Company’s shares, effected in one or more transactions by any person or group of persons acting in concert, requires prior approval by our Board of Directors. However, if the Board of Directors denies such approval, the Company’s bylaws require it to designate an alternate transferee, who must pay market price for the shares as quoted on the Bolsa Mexicana de Valores, S.A.B. de C.V.

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

Repurchase of shares

On April 29, 2024, the Company’s annual shareholders meeting authorized an amount of Ps. 15 billion to repurchase the Company’s own shares. On November 8, 2024, the Company’s shareholders’ meeting approved to increase by Ps. 15 billion the Company’s share buyback fund. During the fiscal year ended on December 31, 2024, the Company repurchased 1,450,000,000 series “B” shares. At the end of 2024 and after considering the cancelation of shares approved by the shareholders meeting on November 8, 2024, the Company had in treasury 245,000,000 series “B” shares.

Earnings per Share

The following table shows the computation of the basic and diluted earnings per share:

	For the years ended December 31,
	(1) 2022		2023		2024
Net profit for the period attributable to equity holders of the parent from continuing operations	Ps.	82,878,406	Ps.	76,110,617	Ps.	22,902,025
Net loss for the period attributable to equity holders of the parent from discontinued operations		(6,719,015)		—		—
Net profit for the period attributable to equity holders of the parent		76,159,391		76,110,617		22,902,025

Weighted average shares (in millions)		63,936		63,049		61,723

Earnings per share attributable to equity holders of the parent continuing operations	Ps.	1.30	Ps.	1.21	Ps.	0.37
Loss per share attributable to equity holders of the parent discontinued operations	Ps.	(0.11)	Ps.	—	Ps.	—

(1)	Discontinued operations

Note 21. Components of other comprehensive (loss) income

The movement on the components of the other comprehensive (loss) income for the years ended December 31, 2022, 2023 and 2024 is as follows:

	For the years ended December 31,
	2022		2023		2024
Controlling interest:
Unrealized (loss) gain on equity investments at fair value, net of deferred taxes	Ps.	(4,707,276)	Ps.	(967,609)	Ps.	3,485,814
Translation effect of foreign entities		(31,086,965)		(37,399,680)		55,098,397
Translation effect by discontinued operations		5,193,281		—		—
Remeasurement of defined benefit plan, net of deferred taxes		(4,599,407)		(3,662,102)		(27,929,881)
Asset’s revaluation surplus net of deferred taxes		—		497,628		945,822
Non-controlling interest of the items above		(3,734,066)		(3,885,410)		7,844,264

Other comprehensive (loss) income	Ps.	(38,934,433)	Ps.	(45,417,173)	Ps.	39,444,416

Note 22. Valuation of derivatives, interest cost from labor obligations and other financial items, net

For the years ended December 31, 2022, 2023 and 2024, valuation of derivatives and other financial items are as follows:

	For the years ended December 31,
	2022		2023		2024

Loss in valuation of derivatives, net (Note 7)	Ps.	(28,639,687)	Ps.	(10,268,520)	Ps.	(2,141,802)
Capitalized interest expense (Note 10 c)		1,514,654		1,442,077		1,622,958
Commissions		(1,061,278)		(1,190,435)		(1,787,308)
Interest cost of labor obligations (Note 18)		(12,376,939)		(13,573,881)		(14,116,698)
Contractual earn-out from business combination (Note 4)		4,271,250		2,206,671		14,856
Interest expense on taxes		(190,822)		(220,983)		(938,834)
Recognized dividend income (1) (Note 4)		6,155,993		4,551,827		2,779,138
Loss on exchange of KPN shares (Note 4)		—		—		(2,566,239)
Contractual compensation from business combination		—		(647,013)		—
Loss from the acquisition of Claro Chile, SpA (Note 12 a)		—		—		(781,355)
Impairment to notes receivable from joint venture (Note 12 b)		—		(12,184,562)		(4,594,792)
Recycling valuation of VTR Bonds (Note 12 a)		—		—		4,674,598
Impairment of joint venture (Note 12 b)		—		(4,677,782)		—
Allowance of doubtful accounts (2)		—		(1,051,288)		(1,324,469)
Gain on net monetary positions		11,538,061		9,321,480		27,387,169
Other financial cost (3)		(327,451)		(522,259)		(2,608,382)

Total	Ps.	(19,116,219)	Ps.	(26,814,668)	Ps.	5,618,840

(1)	Dividend received during 2022, 2023 and 2024 by, Ps. 5,426,370, Ps. 4,590,313, and Ps. 2,779,138 respectively.
(2)	This figure is related to certain uncollectible balances.
(3)	Excludes discontinued operations of Chile and Panama for the year ended 2022. (See note 2ac).

Note 23. Segments

América Móvil operates in different countries. As mentioned in Note 1, the Company has operations in Mexico, Guatemala, Nicaragua, Ecuador, El Salvador, Costa Rica, Brazil, Argentina, Colombia, Honduras, Peru, Paraguay, Uruguay, Chile, the Dominican Republic, Puerto Rico, Austria, Croatia, Bulgaria, Belarus, Macedonia, Serbia and Slovenia. The accounting policies for the segments are the same as those described in Note 2.

The Chief Executive Officer, who is the Chief Operating Decision Maker (“CODM”), analyzes the financial and operating information by operating segment. All operating segments that (i) represent more than 10% of consolidated revenues, (ii) more than the absolute amount of its reported 10% of profits before income tax or (iii) more than 10% of consolidated assets, are presented separately.

The Company presents the following reportable segments for the purposes of its consolidated financial statements: Mexico (includes Telcel and Corporate operations and assets), Telmex (Mexico), Brazil, Southern Cone (includes Argentina separated from Paraguay, Uruguay and Chile (see Note 1, item II, j)), Colombia, Andean (includes Ecuador and Peru), Central America (includes Guatemala, El Salvador, Honduras, Nicaragua and Costa Rica), Caribbean (includes the Dominican Republic and Puerto Rico), and Europe (includes Austria, Bulgaria, Croatia, Belarus, Slovenia, Macedonia and Serbia).

The segment Southern Cone comprises mobile communication services in Argentina as well as Paraguay, Uruguay and Chile (see Note 12). Beginning in 2018, hyperinflation accounting in accordance with IAS 29 was initially applied to Argentina, which results in the restatement of non-monetary assets, liabilities and all items of the statement of comprehensive income for the change in a general price index and the translation of these items applying the period-end exchange rate.

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

				(2) Southern Cone
	Mexico	Telmex	Brazil	Argentina	Uruguay and Paraguay	Colombia	Andean	(1) Central America	Caribbean	Europe	Eliminations	Consolidated total
As of and for the year ended December 31, 2022 (in Ps.):
External revenues	236,608,249	83,046,967	165,804,342	34,363,532	4,456,541	70,925,374	55,426,258	47,054,127	40,859,951	105,956,056	—	844,501,397
Intersegment revenues	9,290,955	16,937,889	5,075,716	153,155	64,779	374,225	72,142	160,459	1,854,029	—	(33,983,349)	—

Total revenues	245,899,204	99,984,856	170,880,058	34,516,687	4,521,320	71,299,599	55,498,400	47,214,586	42,713,980	105,956,056	(33,983,349)	844,501,397
Depreciation and amortization	26,383,113	13,171,616	43,422,821	9,002,551	1,808,414	13,085,226	10,698,869	11,178,361	7,133,908	22,761,938	(13,031)	158,633,786
Operating income (loss)	76,708,954	16,172,472	26,665,816	2,570,848	(778,032)	14,170,936	8,262,395	7,540,132	10,284,834	16,155,520	(6,883,123)	170,870,752
Interest income	18,336,415	925,158	2,679,103	718,676	3,463	624,304	906,176	431,741	701,794	229,958	(20,733,209)	4,823,579
Interest expense	24,909,724	3,342,459	23,411,387	2,258,095	316,945	2,699,010	860,572	1,033,792	1,152,370	1,281,857	(20,007,408)	41,258,803
Income tax	30,642,242	2,767,673	454,205	(286,202)	126,003	2,286,809	2,870,743	1,708,728	2,432,392	3,151,281	(109,785)	46,044,089
Equity interest in net result of associated companies	(1,821,608)	31,000	20,864	(2,198)	—	—	—	—	—	(39,490)	—	(1,811,432)
Net profit (loss) attributable to equity holders of the parent continues operations	63,711,537	(373,036)	10,254,969	(700,478)	(231,151)	6,486,771	6,122,291	5,059,038	6,649,004	11,795,662	(25,896,201)	82,878,406
Net profit (loss) attributable to equity holders of the parent discontinued operations	—	—	—	—	—	—	—	—	—	—	—	(6,719,015)

Net profit (loss) attributable to equity holders of the parent	63,711,537	(373,036)	10,254,969	(700,478)	(231,151)	6,486,771	6,122,291	5,059,038	6,649,004	11,795,662	(25,896,201)	76,159,391
Assets by segment	1,042,849,460	215,543,807	407,802,373	79,283,120	10,258,999	104,769,670	85,782,831	96,321,649	101,143,182	154,774,150	(680,429,897)	1,618,099,344
Plant, property and equipment, net	49,677,868	134,928,482	159,382,793	38,525,335	4,149,285	44,999,710	33,480,299	41,312,113	40,606,623	72,272,633	(462,650)	618,872,491
Revalued of assets	—	—	—	—	—	7,700,459	5,938,449	—	1,434,188	23,280,623	—	38,353,719
Rights of use, net	13,376,913	341,761	41,889,175	10,093,774	3,414,583	3,454,148	10,654,759	20,937,724	3,904,201	14,089,596	(282,538)	121,874,096
Goodwill	26,481,707	215,381	31,085,202	199,984	—	8,495,090	4,678,851	6,312,511	14,186,723	49,465,916	—	141,121,365
Licenses and rights, net	10,559,914	106,659	37,638,695	12,137,641	827,380	8,068,013	4,271,910	3,599,560	10,124,134	20,461,281	—	107,795,187
Liabilities by segments	621,482,350	204,294,033	297,234,805	47,430,485	7,120,057	57,393,854	36,223,727	42,725,447	48,434,551	97,527,392	(279,596,630)	1,180,270,071

(1)	Discontinued operations (Panama disposal)
(2)	Discontinued operations (Claro Chile, SpA joint venture)

				Southern Cone
	Mexico	Telmex	Brazil	Argentina	Uruguay and Paraguay	Colombia	Andean	Central America	Caribbean	Europe	Eliminations	Consolidated total
As of and for the year ended December 31, 2023 (in Ps.):
External revenues	248,890,778	84,821,370	162,224,734	18,884,623	3,995,812	62,342,147	52,903,716	43,964,411	37,148,876	100,836,377	—	816,012,844
Intersegment revenues	9,896,948	17,010,698	4,485,048	38,080	9,876	376,010	87,974	99,850	1,119,554	—	(33,124,038)	—

Total revenues	258,787,726	101,832,068	166,709,782	18,922,703	4,005,688	62,718,157	52,991,690	44,064,261	38,268,430	100,836,377	(33,124,038)	816,012,844
Depreciation and amortization	26,640,899	14,333,486	44,302,136	5,677,627	1,319,462	13,360,622	10,084,882	10,028,603	7,189,119	21,008,775	(2,159,547)	151,786,064
Operating income (loss)	84,816,739	12,063,692	25,618,154	515,233	(444,485)	9,958,999	10,638,985	6,956,209	7,723,115	15,751,978	(5,815,104)	167,783,515
Interest income	27,202,474	1,465,927	4,252,205	543,248	4,231	867,151	2,338,242	621,068	1,616,687	392,951	(29,675,844)	9,628,340
Interest expense	28,164,647	7,176,879	25,691,398	968,299	113,909	3,342,195	2,333,600	1,325,213	1,735,648	1,971,189	(28,277,736)	44,545,241
Income tax	30,378,228	(625,561)	(1,730,068)	(4,760,360)	(1,721)	1,427,740	4,141,240	1,728,005	1,674,363	2,785,214	(473,077)	34,544,003
Equity interest in net result of associated companies	(5,458,577)	41,642	32,776	(1,814)	—	—	—	(1,143)	—	15,292	—	(5,371,824)
Net profit (loss) attributable to equity holders of the parent	43,053,030	(5,278,857)	9,866,950	(8,101,032)	(294,922)	4,180,800	7,769,059	4,733,871	5,604,618	11,145,743	3,431,357	76,110,617
Assets by segment	1,029,618,098	238,216,814	383,653,519	53,570,541	9,187,465	115,103,155	98,293,206	91,976,207	101,862,049	167,594,129	(724,889,223)	1,564,185,960
Plant, property and equipment, net	46,695,107	150,219,598	150,226,089	21,087,810	4,089,689	53,038,210	30,416,383	42,790,489	35,214,165	86,706,171	(1,072,086)	619,411,625
Revalued of assets	—	—	—	—	—	8,040,753	—	—	—	1,198,526	—	9,239,279
Rights of use, net	5,169,432	220,565	40,606,564	7,983,658	2,374,873	3,965,376	13,509,229	17,107,790	6,669,681	16,115,920	(154,768)	113,568,320
Goodwill	26,434,428	215,381	29,437,800	—	201,912	9,304,613	4,603,998	6,279,966	14,186,723	55,414,076	—	146,078,897
Licenses and rights, net	10,555,645	92,065	32,446,402	10,603,388	1,017,772	10,227,439	3,180,343	4,660,729	8,593,842	18,520,001	—	99,897,626
Liabilities by segments	628,519,912	236,678,379	313,072,959	36,668,486	4,512,644	59,510,611	46,189,708	37,051,349	47,864,665	93,944,278	(361,529,413)	1,142,483,578

				Southern Cone (1)
	Mexico	Telmex	Brazil	Argentina	Uruguay, Paraguay and Chile	Colombia	Andean	Central America	Caribbean	Europe	Eliminations	Consolidated total
As of and for the year ended December 31, 2024 (in Ps.):
External revenues	252,179,477	90,710,597	165,401,035	39,574,605	8,025,389	71,436,983	51,284,298	48,136,010	35,181,218	107,290,972	—	869,220,584
Intersegment revenues	12,850,407	17,009,409	4,889,447	108,973	25,606	364,005	140,126	105,832	1,169,243	388,927	(37,051,975)	—

Total revenues	265,029,884	107,720,006	170,290,482	39,683,578	8,050,995	71,800,988	51,424,424	48,241,842	36,350,461	107,679,899	(37,051,975)	869,220,584
Depreciation and amortization	25,628,734	14,935,037	42,956,936	11,737,247	3,932,327	16,069,344	10,697,841	11,814,612	7,215,207	23,409,159	(4,268,083)	164,128,361
Operating income (loss)	89,445,892	14,745,648	30,925,701	1,557,289	(2,353,311)	9,644,694	8,112,560	7,536,522	5,876,774	16,346,663	(1,738,342)	180,100,090
Interest income	22,978,028	1,412,233	2,069,164	1,093,853	14,055	572,336	2,457,448	617,545	1,870,519	412,679	(24,489,640)	9,008,220
Interest expense	37,936,534	4,600,341	24,096,598	2,518,511	431,181	4,034,032	2,329,634	1,103,466	1,374,621	2,160,180	(24,565,344)	56,019,754
Income tax	16,661,724	2,496,264	(3,271,970)	9,953,687	(1,459,393)	1,481,320	2,680,751	2,058,918	2,665,185	2,145,866	(173,909)	35,238,443
Equity interest in net result of associated companies	(5,294,505)	49,924	44,122	—	—	—	—	(987)	—	22,334	—	(5,179,112)
Net profit (loss) attributable to equity holders of the parent	(26,212,930)	(5,237,369)	(4,412,015)	6,105,737	(1,365,108)	2,291,033	5,469,348	5,565,820	3,324,641	12,051,439	25,321,429	22,902,025
Assets by segment	1,022,191,247	257,019,909	350,641,199	92,425,415	67,214,434	136,037,736	109,408,583	115,513,670	110,510,952	197,030,441	(664,072,629)	1,793,920,957
Plant, property and equipment, net	45,781,814	154,257,837	139,860,917	44,007,209	36,280,537	53,548,458	35,887,323	55,113,984	41,501,202	99,353,054	(2,264,994)	703,327,341
Revalued of assets	—	—	—	—	—	7,954,569	—	—	—	2,502,519	—	10,457,088
Rights of use, net	81,713,962	193,632	35,137,224	8,941,870	7,973,991	4,771,008	15,072,246	20,238,997	6,900,369	18,561,879	(44,800)	199,460,378
Goodwill	26,497,724	215,381	27,897,869	201,940	4,735,752	9,677,519	4,720,170	6,328,845	14,186,723	62,374,446	—	156,836,369
Licenses and rights, net	9,331,883	73,248	26,611,997	20,464,792	1,938,693	20,291,075	4,057,611	5,164,105	9,936,893	19,155,291	—	117,025,588
Liabilities by segments	733,673,637	205,016,281	287,411,028	56,329,087	40,851,110	78,608,757	61,627,902	42,458,437	44,392,804	104,786,220	(293,418,627)	1,361,736,636

(1)	Includes the acquisitions of Claro Chile, SpA (see note 1, item II, j)

Note 24. Recently Issued Accounting Standards

New and amended standards and interpretations

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements are disclosed below. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Lack of exchangeability – Amendments to IAS 21

In August 2023, the IASB issued amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates to specify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. The amendments also require disclosure of information that enables users of its financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity’s financial performance, financial position and cash flows.

The amendments will be effective for annual reporting periods beginning on or after 1 January 2025. Early adoption is permitted, but will need to be disclosed. When applying the amendments, an entity cannot restate comparative information.

The amendments are not expected to have a material impact on the Company’s consolidated financial statements.

IFRS 18 Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, which replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new.

It also requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses, and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements (PFS) and the notes.

In addition, narrow-scope amendments have been made to IAS 7 Statement of Cash Flows, which include changing the starting point for determining cash flows from operations under the indirect method, from ‘profit or loss’ to ‘operating profit or loss’ and removing the optionality around classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other standards.

IFRS 18, and the amendments to the other standards, is effective for reporting periods beginning on or after January 1, 2027, but earlier application is permitted and must be disclosed. IFRS 18 will apply retrospectively.

The Company is currently working to identify all impacts the amendments will have on the consolidated financial statements and notes to the consolidated financial statements.

IFRS 19 Subsidiaries without Public Accountability: Disclosures

In May 2024, the IASB issued IFRS 19, which allows eligible entities to elect to apply its reduced disclosure requirements while still applying the recognition, measurement and presentation requirements in other IFRS accounting standards. To be eligible, at the end of the reporting period, an entity must be a subsidiary as defined in IFRS 10, cannot have public accountability and must have a parent (ultimate or intermediate) that prepares consolidated financial statements, available for public use, which comply with IFRS accounting standards.

IFRS 19 will become effective for reporting periods beginning on or after January 1, 2027, with early application permitted.

As the Company’s equity instruments are publicly traded, it is not eligible to elect to apply IFRS 19.

Note 25. Subsequent Events

On May 14, 2025, the shareholders approved the payment of a dividend of Ps.0.52 (fifty-two peso cents) per share from the accumulated earnings account, payable in two equal installments, to each of the series “B” shares, subject to adjustments arising from the repurchase or placement of its own shares, or other corporate events; and the establishment of the Company’s shares buyback fund in the amount of Ps.10 billion, adding to such amount the buyback program fund’s balance as of such date, which may be used as of the date of this meeting and concluding on the date of the annual meeting that approves the Company´s operations for the fiscal year 2025.