Form 20-F
period 2025-12-31
AMERICA MOVIL SAB DE CV/
filed 2026-04-28
CIK 1129137

As filed with the Securities and Exchange Commission on April 28, 2026
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 20-F
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025 or
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
United Mexican States
(jurisdiction of incorporation)
Lago Zurich 245, Plaza Carso / Edificio Telcel, Colonia Ampliación Granada, Alcaldia Miguel Hidalgo, 11529, Mexico City, Mexico
(address of principal executive offices)
Daniela Lecuona Torras
Lago Zurich 245, Plaza Carso / Edificio Telcel, Piso 16, Colonia Ampliación Granada, Alcaldia Miguel Hidalgo 11529 Mexico City, Telephone: (5255) 2581-3700 / Facsimile: (5255) 2581-4422
E-mail: daniela.lecuona@americamovil.com
(name, telephone, e-mail and/or facsimile number and address of company contact person)
Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading symbol	Name of each exchange on which registered
American Depositary Shares, each representing 20 B Shares, without par value	AMX	New York Stock Exchange
3.625% Senior Notes Due 2029	AMX29	New York Stock Exchange
2.875% Senior Notes Due 2030	AMX30	New York Stock Exchange
4.700% Senior Notes Due 2032	AMX32	New York Stock Exchange
5.000% Senior Notes Due 2033	AMX33	New York Stock Exchange
6.375% Senior Notes Due 2035	AMX35	New York Stock Exchange
6.125% Senior Notes Due 2037	AMX37	New York Stock Exchange
6.125% Senior Notes Due 2040	AMX40	New York Stock Exchange
4.375% Senior Notes Due 2042	AMX42	New York Stock Exchange
4.375% Senior Notes Due 2049	AMX49	New York Stock Exchange
Securities registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
The number of outstanding shares of each of the registrant’s classes of capital or common stock as of December 31, 2025:

60,264 million B Shares
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
				Yes	☐	No	☒
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing
☐	U.S. GAAP	☒	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other
If “other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.				☐ Item 17		☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).				Yes	☐	No	☒

(See Form 20-F Cross Reference Guide on page 91)

ADDITIONAL INFORMATION	86
FORWARD-LOOKING STATEMENTS	88
FORM 20-F CROSS REFERENCE GUIDE	89
SIGNATURES	91
PART VIII: CONSOLIDATED FINANCIAL STATEMENTS	92

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

We present our audited consolidated financial statements in Mexican pesos (“Ps.”). This annual report contains translations of various Mexican peso amounts into U.S. dollars at specified rates solely for your convenience. You should not construe these translations as representations that the Mexican peso amounts actually represent the U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated U.S. dollar amounts from Mexican pesos at the exchange rate of Ps.17.9667 to U.S.$1.00, which was the rate reported by Banco de México on December 31, 2025, as published in the Official Gazette of the Federation (Diario Oficial de la Federación, or “Official Gazette”).

On October 6, 2022, we combined our Chilean Operation, Claro Chile, S.A. (“Claro Chile”), with the Chilean operation of Liberty Latin America, Ltd. (“LLA”), VTR, in order to create Claro Chile, SpA.  From October 6, 2022, to October 31, 2024, we classified Claro Chile, SpA as a joint venture and recognized its operations using the equity accounting method. The operations of Claro Chile S.A. prior to October 6, 2022 were classified as discontinued operations. On October 31, 2024, AMX converted its outstanding notes in Claro Chile, SpA into equity and consolidated Claro Chile, SpA into its operations. Therefore, the operations of Claro Chile, SpA, as from October 31, 2024 are consolidated into our operations. Immediately following such conversion, we held approximately 91.0% of the outstanding shares of Claro Chile, SpA and LLA held the remaining 9.0%. As of December 31, 2024, we had increased our ownership interest in Claro Chile, SpA, to 94.9%. On July 28, 2025, we acquired the remaining outstanding shares of Claro Chile, SpA, thereby increasing our ownership interest to 100%. See Notes 12 a) and 12 b) to our audited consolidated financial statements included in this annual report.

		FOR THE YEAR ENDED DECEMBER 31,
		2023		2024		2025		2025
		(in millions of Mexican pesos, except share and per share amounts)						(in millions of U.S. dollars, except share and per share amounts)
STATEMENT OF COMPREHENSIVE INCOME DATA:
Operating revenues	Ps.	816,013	Ps.	869,221	Ps.	943,638	U.S.	52,521
Operating costs and expenses, excluding depreciation and amortization		496,443		524,993		571,429		31,805
Depreciation and amortization		151,786		164,128		180,805		10,063
Operating income		167,784		180,100		191,404		10,653
Net profit for the year	Ps.	80,790	Ps.	27,591	Ps.	88,117	U.S.	4,904
NET PROFIT (LOSS) ATTRIBUTABLE FOR THE YEAR TO:
Equity holders of the parent	Ps.	76,111	Ps.	22,902	Ps.	82,819	U.S.	4,609
Non-controlling interests		4,679		4,689		5,298		295
Net profit for the year	Ps.	80,790	Ps.	27,591	Ps.	88,117	U.S.	4,904
EARNINGS PER SHARE:
Basic and diluted	Ps.	1.21	Ps.	0.37	Ps.	1.37	U.S.	0.08
Dividends declared per share(1)	Ps.	0.46	Ps.	0.48	Ps.	0.52	U.S.	0.03
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (MILLIONS):
Basic		63,049		61,723		60,544		-
Diluted		63,049		61,723		60,544		-
BALANCE SHEET DATA:
Property, plant and equipment, net	Ps.	628,651	Ps.	713,784	Ps.	687,263	U.S.	38,252
Right-of-use assets		113,568		199,460		197,544		10,995
Total assets		1,564,186		1,793,921		1,799,616		100,166
Short-term debt and current portion of long-term debt		160,964		104,211		91,973		5,119
Short-term liability related to right-of-use of assets		24,375		35,437		35,867		1,996
Long-term debt		339,713		463,375		432,934		24,096
Long-term liability related to right-of-use of assets		100,794		177,666		178,242		9,921
Capital stock		95,362		95,357		95,354		5,307
Total equity	Ps.	421,702	Ps.	432,184	Ps.	427,672	U.S.	23,807
NUMBER OF OUTSTANDING SHARES (MILLIONS)(2):
B Shares		62,450		61,000		60,264		-

(1)
Figures for each year provided represent the annual dividend declared at the general shareholders’ meeting for that year. For information on dividends paid per share translated into U.S. dollars, see “Share Ownership and Trading—Dividends” under Part IV of this annual report.

(2)	We have not included earnings or dividends on a per American Deposit Share (“ADS”) basis. As of March 31, 2026, we have 60,195 million B shares outstanding. Each B Share ADS represents 20 B Shares.

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

Our principal executive offices are located at Lago Zurich 245, Plaza Carso / Edificio Telcel, Colonia Ampliación Granada, Alcaldía Miguel Hidalgo, 11529, Mexico City, Mexico. Our telephone number at this location is (5255) 2581-3700.

BUSINESS OVERVIEW

We provide telecommunications services in 23 countries. We are a leading telecommunications services provider in Latin America, ranking first in wireless, fixed-line, broadband and Pay TV services based on the number of RGUs.

Our largest operations are in Mexico and Brazil, which together account for over half of our total RGUs and where we have the largest market share based on RGUs. We have operations in 16 countries in the Americas and seven countries in Central and Eastern Europe as of December 31, 2025. For a list of our principal subsidiaries, see Note 2 a(ii) to our audited consolidated financial statements and “Additional Information—Exhibit 8.1” under Part VII of this annual report.

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

KEY PERFORMANCE INDICATORS

Our customers generate revenue for us by purchasing one or more of our services. We refer to each service that a customer purchases as a revenue generating unit (“RGU”). Our management has identified RGUs as a key performance indicator (“KPI”) that helps measure the performance of our operations because it allows the Company to assess its performance on a per-service basis. Each wireless subscription, which includes prepaid and postpaid subscriptions, is counted as a single RGU, while a single fixed service customer can have multiple RGUs, depending on the services we provide in its respective country. Fixed RGUs consist of fixed voice, fixed data and Pay TV units (which include customers of our Pay TV services and, separately, of certain other digital services). The figures below reflect total wireless subscriptions and fixed RGUs of all our consolidated subsidiaries in the following reportable segments:

•	Mexico Wireless;

•	Mexico Fixed;

•	Brazil;

•	Colombia;

•	Southern Cone (Argentina)

•	Southern Cone (Chile, Paraguay and Uruguay);

•	Andean Region (Ecuador and Peru);

•	Central America (Costa Rica, El Salvador, Guatemala, Honduras and Nicaragua);

•	the Caribbean (the Dominican Republic and Puerto Rico); and

•	Europe (Austria, Belarus, Bulgaria, Croatia, North Macedonia, Serbia and Slovenia).

	AS OF DECEMBER 31,
	2023	2024	2025
	(in thousands)
WIRELESS RGUS
Mexico	83,834	84,613	84,676
Brazil	86,951	87,145	89,525
Colombia	39,240	40,953	42,665
Southern Cone (Argentina)	24,928	25,909	27,379
Southern Cone (Chile, Paraguay and Uruguay)	8,239	9,151	8,635
Andean Region	21,936	22,548	22,671
Central America	17,266	17,241	17,413
Caribbean	7,592	7,910	8,078
Europe	25,245	27,123	30,179
Total Wireless RGUS	315,230	322,593	331,222
FIXED RGUS:
Mexico	21,171	21,936	22,694
Brazil	23,089	22,390	21,902
Colombia	9,440	9,583	9,659
Southern Cone (Argentina)	3,212	3,668	4,106
Southern Cone (Chile, Paraguay and Uruguay)	3,510	3,393	3,180
Andean Region	2,473	2,567	2,802
Central America	4,923	5,203	5,664
Caribbean	2,787	2,843	2,908
Europe	6,270	6,353	6,460
Total Fixed RGUs	76,875	77,936	79,374
Total RGUs	392,105	400,529	410,596

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

Wireless Operations

In 2025, our wireless voice and data operations generated revenues of Ps.500.5 billion, representing 53.0% of our consolidated revenues. As of December 31, 2025, our wireless operations represented approximately 80.7% of our total RGUs, an increase from 80.5%, as of December 31, 2024.

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

The voice and data plans are either “postpaid,” where the customer is billed monthly for the previous month, or “prepaid,” where the customer pays in advance for a specified volume of use over a specified period. Postpaid plans increased as a percentage of the wireless base from 40.8% in December 2024 to 43.1% as of December 31, 2025, while prepaid plans represented 56.9% as of December 31, 2025.

Our wireless voice services are offered under a variety of plans to meet the needs of different market segments. In addition, we often bundle wireless data communications services together with wireless voice services. Our wireless subsidiaries had approximately 331 million wireless voice and data subscriptions as of December 31, 2025.

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

In general, our average rates per minute of wireless voice (“ARPM”) are very competitive for both prepaid and postpaid plans. ARPM is a measure used widely among companies in the telecommunications industry to compare the rates of voice calls of both prepaid and postpaid plans. Our average rates per minute of wireless voice used in 2025 increased by approximately 4.5% at constant exchange rates relative to 2024. This increase is mainly driven by a decrease in number of voice minutes due to increased data usage.

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

Fixed Operations

In 2025, our fixed voice, data, broadband and IT solutions had revenues of Ps.292.0 billion, representing 30.9% of our consolidated revenues. As of December 31, 2025, our fixed operations represented approximately 19.3% of our total RGUs, a decrease from 19.5% as of December 31, 2024.

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

Pay TV

We offer Pay TV through cable and satellite TV subscriptions to both retail and corporate customers under a variety of plans. As of December 31, 2025, we had approximately 13.7 million Pay TV RGUs, a decrease of approximately 64 thousand Pay TV RGUs from the prior year.

Pay TV revenues consist primarily of charges from subscription services, additional programming, including on-demand programming and advertising.

OTT Services

We sell video, audio and other media content that is delivered through the internet directly from the content provider to the viewer or end user. Our most important service is ClaroVideo, an on-demand internet streaming video provider with more than 30,000 content titles, which includes Universal+ and Atresplayer, sold across all the Latin American and Caribbean markets in which we operate. We offer bundled packages of ClaroVideo, which may include:

•	Subscription video on demand, providing unlimited access to our entire catalogue of content titles for a fixed monthly subscription fee;

•	Transactional video on demand and electronic sell-through, offering the option to rent or buy new content releases; and

•	Add-on services such as subscription and other OTT services through a platform payment system, including access to FOX One in Mexico, Crunchyroll, Sony One and MGM+, among others.

We also offer an advertised and unlimited music streaming and downloading service in 15 countries in Latin America and Europe through ClaroMúsica, with access to approximately 239 million songs across all music genres.

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

Services and Products by Country

The following table is a summary of our principal services rendered and products produced as of December 31, 2025, in the countries in which we operate.

	WIRELESS VOICE, DATA AND VALUE ADDED SERVICES(1)	FIXED VOICE, DATA, BROADBAND, AND IT SERVICES(2)	PAY TV	OTT SERVICES(3)
Argentina	✓	✓	✓	✓
Austria	✓	✓	✓	✓
Belarus	✓	✓	✓	✓
Brazil	✓	✓	✓	✓
Bulgaria	✓	✓	✓	✓
Chile	✓	✓	✓	✓
Colombia	✓	✓	✓	✓
Costa Rica	✓	✓	✓	✓
Croatia	✓	✓	✓	✓
Dominican Republic	✓	✓	✓	✓
Ecuador	✓	✓	✓	✓
El Salvador	✓	✓	✓	✓
Guatemala	✓	✓	✓	✓
Honduras	✓	✓	✓	✓
North Macedonia	✓	✓	✓	✓
Mexico	✓	✓	✓	✓ (4)
Nicaragua	✓	✓	✓	✓
Paraguay	✓	✓	✓	✓
Peru	✓	✓	✓	✓
Puerto Rico	✓	✓	✓	✓
Serbia	✓			✓
Slovenia	✓	✓	✓	✓
Uruguay	✓			✓

(1)	Includes voice communication and international roaming services, interconnection and termination services, SMS, MMS, e-mail, mobile browsing, entertainment and gaming applications.
(2)	Fixed voice includes local calls, national and international long-distance.
(3)	Includes ClaroVideo and ClaroMúsica.
(4)	Services provided by non-concessionaire subsidiaries.

OUR NETWORKS

Our networks are one of our main competitive advantages. Today, we own and operate one of the largest integrated platforms based on our covered population across 16 countries in Latin America and seven countries in Europe.

INFRASTRUCTURE

For the year ended December 31, 2025, our capital expenditures totaled Ps.130.8 billion, which allowed us to maintain and expand our network and upgrade our systems where needed to operate with the latest technologies. With fully convergent platforms, we are able to deliver high-quality voice, video and data products.

As of December 31, 2025, the main components of our infrastructure were comprised of:

•
Cell sites: 121,100 sites with 2G, 3G, 4G and/or 5G technologies across Latin America and Europe. We have been expanding our coverage and improving quality and speed with a number of street cells and indoor solutions.

•	Fiber-optic network: More than 1.5 million km. Our network reached approximately 116 million homes.

•
Submarine cable systems: Capacity in more than 156,000 km of submarine cables, including the AMX-1 submarine cable that extends 18,300 km and connects the United States to Central and South America with 13 landing points and also the South Pacific Submarine Cable that extends 7,300 km along the Latin American Pacific coast, connecting Guatemala, Ecuador, Peru and Chile with five landing points. Both systems provide international connectivity to all of our subsidiaries in these geographic areas.

•
Satellites: Five. Star One S.A. (“Star One”) has the most extensive satellite system in Latin America, with a fleet that covers the United States, Mexico, Central America and South America. We use these satellites to supply capacity for DTH services for Claro TV throughout Brazil and in other DTH Operations, as well as cellular backhaul, video broadcast and corporate data networks.

•
Data centers: 41 data centers that we use to manage a number of cloud solutions, such as Infrastructure as a Service (“IAAS”), Software as a Service (“SAAS”), security solutions and unified communications.

TECHNOLOGY

Our primary wireless networks use GSM/EDGE, 3G, 4G LTE and 5G technologies, which we offer in most of the countries where we operate. We aim to increase the speed of transmission of our data services and have been expanding our 5G coverage. In 2022, we began our 5G rollout in some countries in the Latin America region. In February 2022, we launched 5G in Mexico through Telcel, which was the largest data infrastructure deployment in Latin America. As of December 31, 2025 we covered close to 60% of the population in Mexico and Brazil with 5G services.

We transmit wireless calls and data through radio frequencies that we use under spectrum licenses. Spectrum is a limited resource, and, as a result, we may face spectrum and capacity constraints on our wireless network. We continue to invest significant capital in expanding our network capacity and reach and to address spectrum and capacity constraints on a market-by-market basis.

The table below presents a summary of the population covered by our network, by country, as of December 31, 2025.

GENERATION TECHNOLOGY
	GSM	UMTS	LTE	5G
	(% of covered population)
Argentina	99.29%	98.55%	99.01%	48.15%
Austria	99.99%	0.00%	99.14%	85.51%
Belarus	99.90%	99.90%	0.00%	0.00%
Brazil	95.47%	97.23%	97.24%	62.56%
Bulgaria	99.85%	99.69%	99.54%	88.89%
Chile	95.03%	92.51%	96.68%	49.46%
Colombia	88.83%	89.69%	88.09%	18.76%
Costa Rica	74.92%	97.19%	98.66%	35.27%
Croatia	99.00%	80.86%	98.59%	96.08%
Dominican Republic	99.12%	98.71%	91.50%	61.85%
Ecuador	96.02%	85.74%	85.41%	1.51%
El Salvador	82.85%	97.66%	91.76%	0.00%
Guatemala	88.19%	94.15%	93.26%	30.77%
Honduras	72.59%	88.55%	85.68%	0.00%
North Macedonia	99.76%	99.85%	97.50%	98.48%
Mexico	94.69%	97.09%	95.82%	56.41%
Nicaragua	69.67%	88.06%	80.12%	0.00%
Paraguay	76.86%	81.24%	85.00%	30.29%
Peru	88.03%	85.46%	85.85%	45.29%
Puerto Rico	0.00%	96.95%	98.97%	96.54%
Serbia	99.80%	0.00%	99.50%	38.00%
Slovenia	99.90%	0.00%	99.40%	86.60%
Uruguay	99.54%	99.23%	98.82%	54.38%

OUR COMPETITORS

We operate in an intensely competitive industry. Competitive factors within our industry include pricing, brand recognition, service and product offerings, customer experience, network coverage and quality, development and deployment of technologies, availability of additional spectrum licenses and regulatory developments.

Our principal competitors differ, depending on the geographical market and the types of service we offer. We compete against other providers of wireless, broadband and Pay TV that operate on a multi-national level, such as AT&T Inc., Telefónica and Millicom, as well as various providers that operate on a nationwide level, such as Telecom Argentina in Argentina and Telecom Italia in Brazil.

In recent years, Telefónica has been executing a strategic repositioning that includes a gradual exit from certain Latin American markets. As a result of this transition, we expect the competitive landscape in the region to continue evolving, with Millicom becoming our second largest competitor in Latin America based on geographic footprint and subscriber base.

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

•
On October 3, 2024, AMX received approval by the National Economic Prosecutor’s Office of the Republic of Chile (Fiscalia Nacional Económica) to consolidate Claro Chile, SpA into its operations. As a result, on October 31, 2024, AMX converted its outstanding notes in Claro Chile, SpA into equity and consolidated Claro Chile, SpA into its operations. As of December 31, 2024, AMX held a 94.9% interest in Claro Chile, SpA. On July 28, 2025, we acquired the remaining outstanding shares of Claro Chile, SpA, thereby increasing our ownership interest to 100%.

For additional information on our acquisitions and investments, see Note 12 to our audited consolidated financial statements included in this annual report.

MARKETING, SALES AND DISTRIBUTION, CUSTOMER SERVICES

MARKETING

We advertise our services and products through different channels with consistent and distinct branding and targeted marketing. We advertise via print, radio, television, digital media, sports event sponsorships and other outdoor advertising campaigns. In 2025, our efforts were mainly focused on promoting our 5G services, our fiber optic rollout, leveraging the speed and quality of our networks and our fixed bundled offers, which compete on broadband speed and premium content.

We build on the strength of our well-recognized brand names to increase consumer awareness and customer loyalty. Building brand recognition is crucial for our business, and we have managed to position our brands as those of a premium carrier in most countries where we operate. According to the 2025 Brand Finance Telecoms 150 report, Claro and Telcel ranked among the top forty strongest brands in the telecom sector worldwide. Also, in the Brand Finance Latin America 100 report, Claro and Telcel were named the most valuable telecom brands and ranked among the top twelve most valuable brands in the Latin America region. Kantar BrandZ named Telcel the second and Telmex the ninth most valuable brand in Mexico. In addition, a year-end 2025 study by Austrian Brand Monitor found that A1, the brand name behind Telekom Austria, ranked number one in the Austrian telecommunications market for brand preference.

SALES AND DISTRIBUTION

Our extensive sales and distribution channels help us attract new customers and develop new business opportunities. We primarily sell our services and products through a network of retailers and service centers for retail customers and a dedicated sales force for corporate customers, with more than 401,000 points of sale and 2,500 customer service centers. Our subsidiaries also sell their services and products online.

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

PART II:
OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERVIEW

Claro Chile, SpA Consolidation

On October 3, 2024, AMX received the approval by the National Economic Prosecutor’s Office of the Republic of Chile (Fiscalia Nacional Económica) to consolidate Claro Chile, SpA (which, until then, was still a 50:50 joint venture with LLA) into its operations. As a result, on October 31, 2024, AMX converted its outstanding notes in Claro Chile, SpA into equity and consolidated Claro Chile, SpA into its consolidated financial statements. At the effective date of the conversion, LLA retained an approximate 9.0% interest and AMX an approximate 91.0% interest. As of December 31, 2024, AMX held a 94.9% interest in Claro Chile, SpA. On July 28, 2025, we acquired the remaining outstanding shares of Claro Chile, SpA, thereby increasing our ownership interest to 100%. The discussion and analysis in this annual report presents financial measures that exclude the results of operations of Claro Chile, SpA, notwithstanding the inclusion of such operations in our consolidated financial statements. Accordingly, such financial measures that exclude the results of operations of Claro Chile, SpA constitute non-IFRS financial measures, as they omit the assets, liabilities, and operating results associated with Claro Chile, SpA’s operations. We believe this approach provides a clearer view of the financial impact resulting from the consolidation.

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

Effects of Exchange Rates

Our results of operations are affected by changes in currency exchange rates. In 2025 compared to 2024, the average exchange rate of the Mexican peso weakened against several of our operating currencies, including the U.S. Dollar, the Euro, the Colombian peso and the Brazilian real.

Since most of our debt is issued by América Móvil out of Mexico, to the extent that our functional currency, the Mexican peso, appreciates or depreciates against the currencies in which our indebtedness is denominated, we may incur foreign exchange gains or losses that are recorded as foreign currency exchange (loss) gain, net in our consolidated statements of comprehensive income.

Changes in exchange rates also affect the fair value of derivative financial instruments that we use to manage our currency-risk exposure, which are generally not accounted for as hedging instruments. In 2025, the closing exchange rate of the Mexican peso strengthened against the currencies in which most of our indebtedness is denominated, and we recorded net foreign exchange gains of Ps.19.8 billion and net fair value losses on derivatives of Ps.0.7 billion. See Note 7 to our audited consolidated financial statements included in this annual report.

Effects of Regulation

We operate in a regulated industry. Our results of operations and financial condition have been, and will continue to be, affected by regulatory actions and changes. Significant regulatory developments are presented in more detail in “Regulation” under Part VI and “Risk Factors” under Part III of this annual report.

Comparison of Results of Operations Between 2024 and 2023

Discussions of year-over-year comparisons between 2024 and 2023 that are not included in this report can be found under Part II, “Operating and Financial Review and Prospects” of our Form 20-F for the fiscal year ended December 31, 2024, as filed on May 14, 2025 (File No. 001-16269).

Composition of Operating Revenues

In 2025, our total operating revenues were Ps.943.6 billion. Our operating revenues are derived from the sale of wireless and fixed voice services, wireless and fixed data services, including OTT services, value-added services and IT solutions, Pay TV, equipment, accessories and other services. For more information, see “Operating and Financial Review and Prospects—Results of Operations” under Part II of this annual report.

Seasonality of our Business

Our business is subject to a certain degree of seasonality, characterized by a higher number of new customers during the fourth quarter of each year. We believe this seasonality is mainly driven by the Christmas shopping season.

General Trends Affecting Operating Results

Our results of operations in 2025 reflected several continuing long-term trends, including:

•	competition, with growing costs for marketing and subscriber acquisition and retention, as well as increasing service prices;

•	developments in the telecommunications regulatory environment;

•	growing demand for data services over fixed and wireless networks, as well as for smartphones and devices with stronger data service capabilities;

•	declining demand for voice services;

•	declining demand for traditional Pay TV services;

•	increasing capital expenditures linked to higher demand for connectivity;

•	our continued strategic focus on our cost savings programs in view of pressures from costs of customer care, the growing size and complexity of our infrastructure and general price inflation; and

•	instability in economic conditions caused by political uncertainty, inflation, imposition of tariffs and volatility in financial markets and exchange rates.

These trends are broadly characteristic of our businesses in all regions in recent years, and they have affected comparable telecommunications providers as well.

RESULTS OF OPERATIONS

CONSOLIDATED RESULTS OF OPERATIONS FOR 2025 AND 2024

As described above under “Constant Currency Presentation,” due to hyperinflationary conditions in Argentina, for comparative purposes, our consolidated results of operations at constant exchange rates exclude Argentina.

Operating Revenues

Total operating revenues for 2025 increased by 8.6%, or Ps.74.4 billion, over 2024. At constant exchange rates, total operating revenues for 2025 increased by 6.2% over 2024. Excluding the effects of consolidating Claro Chile, SpA, total operating revenues would have been 4.1% greater than in 2024. This increase at constant exchange rates principally reflects an increase in mobile service revenues and a favorable trend in fixed services, partially offset by a decrease in fixed voice service revenues.

SERVICE REVENUES. Service revenues for 2025 increased by 8.3%, or Ps.61.8 billion, over 2024. At constant exchange rates, service revenues for 2025 increased by 5.9% over 2024. Excluding the effects of consolidating Claro Chile, SpA, service revenues would have been 3.8% greater than in 2024. This increase at constant exchange rates principally reflects increases in revenues from our prepaid and postpaid mobile services, broadband and corporate services networks, which were partially offset by a decrease in revenues from our fixed voice services.

SALES OF EQUIPMENT. Sales of equipment revenues for 2025 increased by 9.9%, or Ps.12.6 billion, over 2024. At constant exchange rates, sales of equipment revenues for 2025 increased by 8.4% over 2024. Excluding the effects of consolidating Claro Chile, SpA, sales of equipment revenues would have been 6.1% greater than in 2024. This increase at constant exchange rates principally reflects higher sales of smartphones, data-enabled devices and accessories in Brazil, Austria, Colombia and Ecuador, which were partially offset by lower sales in Central America, Mexico and Peru.

Operating Costs and Expenses

TOTAL OPERATING COSTS AND EXPENSES (excluding depreciation and amortization). Total operating costs and expenses for 2025 increased by 8.8%, or Ps.46.4 billion, over 2024. At constant exchange rates, total operating costs and expenses for 2025 increased by 6.7% over 2024. Excluding the effects of consolidating Claro Chile, SpA, total operating costs and expenses would have been 3.9% greater than in 2024. This increase in operating costs and expenses at constant exchange rates principally reflects increased costs associated with wages and salaries, network maintenance, lease space, IT and network services and logistics. The adoption of artificial intelligence solutions in our call center operations, network monitoring systems and site security helped to partially offset the increase in operating costs during 2025.

COST OF SALES OF EQUIPMENT AND SERVICES. Cost of sales of equipment and services increased by 8.0%, or Ps.26.5 billion, over 2024. At constant exchange rates, cost of sales of equipment and services for 2025 increased by 6.0% over 2024. Excluding the effects of consolidating Claro Chile, SpA, cost of sales of equipment and services would have been 3.5% greater than in 2024. This increase in cost of sales of equipment and services at constant exchange rates principally reflects an increase in sales of higher-end smartphones, as well as in corporate network, IT services and network maintenance costs. This increase was partially offset by our cost savings program.

COMMERCIAL, ADMINISTRATIVE AND GENERAL EXPENSES. Commercial, administrative and general expenses for 2025 increased by 11.0%, or Ps.20.5 billion, over 2024. As a percentage of operating revenues, commercial, administrative and general expenses were 21.9% for 2025, as compared to 21.5% for 2024. At constant exchange rates, commercial, administrative and general expenses for 2025 increased by 8.5% over 2024. Excluding the effects of consolidating Claro Chile, SpA, commercial, administrative and general expenses would have been 5.3% greater than in 2024. This increase in commercial, administrative and general expenses at constant exchange rates principally reflects the recognition of certain uncollectible accounts, increased expenses for customer care, customer service centers, advertising and IT solutions partially offset by our cost savings program.

OTHER EXPENSES. Other expenses for 2025 decreased by Ps.0.5 million over 2024.

DEPRECIATION AND AMORTIZATION. Depreciation and amortization for 2025 increased by 10.2%, or Ps.16.7 billion, over 2024. As a percentage of operating revenues, depreciation and amortization were 19.2% for 2025, as compared to 18.9% for 2024. At constant exchange rates, depreciation and amortization for 2025 increased by 7.2% over 2024.  Excluding the effects of consolidating Claro Chile, SpA, depreciation and amortization would have been 0.7% greater than in 2024.

Operating Income

Operating income for 2025 increased by 6.3%, or Ps.11.3 billion, over 2024. Operating margin (operating income as a percentage of operating revenues) was 20.3% for 2025, as compared to 20.7% for 2024.

Non-Operating Items

NET INTEREST EXPENSE. Net interest expense (interest expense less interest income) for 2025 increased by 8.9%, or Ps.4.2 billion, over 2024. This increase principally reflects an increase in interest expense from debt due to changes in interest rates in Brazil, and the incurrence of new loans by our Colombian subsidiary in November 2024, which remained outstanding throughout 2025.

FOREIGN CURRENCY EXCHANGE GAIN, NET. We recorded a net foreign currency exchange gain of Ps.19.8 billion for 2025, compared to our net foreign currency exchange loss of Ps.70.7 billion for 2024. This gain principally reflects the depreciation of the U.S. dollar against the Mexican peso, one of the principal currencies in which our indebtedness is denominated.

VALUATION OF DERIVATIVES, INTEREST COST FROM LABOR OBLIGATIONS AND OTHER FINANCIAL ITEMS, NET. We recorded a net loss of Ps.18.3 billion for 2025 on the valuation of derivatives, interest cost from labor obligations and other financial items, net, compared to a net gain of Ps.5.6 billion for 2024. The change in 2025 principally reflects a decrease in the gain on net monetary position from our subsidiaries in Argentina, partially offset by a gain on hedging instruments as a result of the appreciation of some of the currencies in which our indebtedness is denominated.

INCOME TAX. Our income tax expense in 2025 increased by 52.9%, or Ps.18.6 billion, over 2024. This increase mainly reflects more profit before income tax.

Our effective corporate income tax rate as a percentage of profit before income tax was 37.9% for 2025, compared to 56.1% for 2024. This rate differs from the applicable rate of 30.0% under Mexican law and changed year over year mainly due to the tax effects of higher inflation on several of our subsidiaries and non-deductible expenses. There was a significant increase in accounting profit before income tax of Ps.142.0 billion in 2025, compared to Ps.62.8 billion in 2024, mainly due to foreign currency exchange gain, which in turn decreased the effective rate of the current year.

Net Profit

We recorded a net profit of Ps.88.1 billion for 2025, an increase of 219.4%, or Ps.60.5 billion, over 2024.

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

	Mexican pesos per foreign currency unit (average for the period) for the years ended December 31,
	2024	2025	% Change
Brazilian real	3.3963	3.4394	1.3
Colombian peso	0.0045	0.0047	4.4
Argentine peso(1)	0.0200	0.0158	(21.0)
U.S. dollar	18.3045	19.2337	5.1
Euro	19.8011	21.6940	9.6

(1) As of December 31, 2025, the devaluation of the Argentine peso against the Mexican peso is due primarily to the effects of the stated goals of the economic policies established by the new Argentine presidential administration, which involve, among other things, the devaluation of the Argentine peso by more than 42.2% percent against the U.S. dollar.

The tables below set forth operating revenues and operating income for each of our segments for the years indicated.

	Year ended December 31, 2025
	Operating Revenues		Intersegment Transactions and the Effects of Foreign Currency Translation	Adjusted Operating Revenues	Operating Income (Loss)		Intersegment Transactions and the Effects of Foreign Currency Translation	Adjusted Operating Income (Loss)	Operating Margin	Adjusted Operating Margin
	(in billions of Mexican pesos)	(as a %of total operating revenues)	(in billions of Mexican pesos)		(in billions of Mexican pesos)	(as a % of total operating revenues)	(in billions of Mexican pesos)		(as a % of operating revenues)	(as a % of adjusted operating revenues)

Mexico Wireless(1)	275.2	29.2	(25.4)	249.8	92.2	48.2	16.3	108.5	33.5	43.4
Mexico Fixed(1)	114.0	12.1	(22.2)	91.8	16.2	8.5	(18.0)	(1.8)	14.2	(1.9)
Brazil	183.0	19.4	(7.6)	175.4	36.2	18.9	(2.0)	34.2	19.8	19.5
Colombia	79.3	8.4	(4.7)	74.6	10.7	5.6	2.9	13.6	13.5	18.3
Southern Cone (Argentina)	36.6	3.9	0.0	36.6	1.0	0.5	12.4	13.4	2.8	36.7
Southern Cone (Paraguay, Uruguay and Chile)	27.0	2.9	(1.1)	25.9	(7.9)	(4.1)	1.1	(6.8)	(29.3)	(26.1)
Andean Region	57.3	6.1	(4.5)	52.8	9.8	5.1	2.7	12.5	17.2	23.8
Central America	56.4	6.0	(2.7)	53.7	12.8	6.7	0.3	13.1	22.6	24.5
Caribbean	38.1	4.0	(3.2)	34.9	6.3	3.3	(0.4)	5.9	16.6	16.9
Europe	121.2	12.8	(10.6)	110.6	18.2	9.5	(1.5)	16.7	15.0	15.1
Eliminations	(44.5)	(4.8)			(4.1)	(2.2)			9.4
Total	943.6	100.0			191.4	100.0

(1) Includes operations for income and costs of group corporate activities and other businesses. Effects of foreign currency conversion do not apply.

	Year ended December 31, 2024
	Operating Revenues		Intersegment Transactions and the Effects of Foreign Currency Translation	Adjusted Operating Revenues	Operating Income (Loss)		Intersegment Transactions and the Effects of Foreign Currency Translation	Adjusted Operating Income (Loss)	Operating Margin	Adjusted Operating Margin
	(in billions of Mexican pesos)	(as a % of total operating revenues)	(in billions of Mexican pesos)		(in billions of Mexican pesos)	(as a % of total operating revenues)	(in billions of Mexican pesos)		(as a % of operating revenues)	(as a % of adjusted operating revenues)

Mexico Wireless(1)	265.0	30.5	(23.7)	241.3	89.4	49.7	15.5	104.9	33.7	43.5
Mexico Fixed(1)	107.7	12.4	(17.0)	90.7	14.7	8.2	(12.6)	2.1	13.7	2.3
Brazil	170.3	19.6	(4.9)	165.4	30.9	17.2	(1.6)	29.3	18.2	17.7
Colombia	71.8	8.3	(0.3)	71.5	9.6	5.4	3.8	13.4	13.4	18.7
Southern Cone (Argentina)	39.7	4.6	(7.1)	32.6	1.6	0.9	9.8	11.4	3.9	35.0
Southern Cone (Paraguay and Uruguay)	8.1	0.9	(0.1)	8.0	(2.4)	(1.3)	0.4	(2.0)	(29.2)	(24.9)
Andean Region	51.4	5.9	(0.1)	51.3	8.1	4.5	2.8	10.9	15.8	21.3
Central America	48.2	5.6	(0.2)	48.0	7.5	4.2	2.3	9.8	15.6	20.5
Caribbean	36.4	4.2	(1.2)	35.2	5.9	3.3	0.2	6.1	16.2	17.2
Europe	107.7	12.4	(0.4)	107.3	16.3	9.1	0.0	16.3	15.2	15.2
Eliminations	(37.1)	(4.4)			(1.5)	(1.2)			4.7
Total	869.2	100.0			180.1	100.0

(1) Includes operations for income and costs of group corporate activities and other businesses. Effects of foreign currency conversion do not apply.

INTERPERIOD SEGMENT COMPARISONS

The following discussion addresses the financial performance of each of our reportable segments by comparing results for 2025 and 2024. In the year-over-year comparisons for each segment, we include percentage changes in operating revenues, percentage changes in operating income and operating margin (operating income as a percentage of operating revenues), in each case calculated based on the segment financial information presented in Note 23 to our audited consolidated financial statements.

Each reportable segment includes all income, cost and expense eliminations that occurred between subsidiaries within the reportable segment. The Mexico Wireless segment also includes corporate income, costs and expenses.

For all segments, we also include percentage changes in adjusted segment operating revenues, adjusted segment operating income (loss) and adjusted operating margin (adjusted operating income as a percentage of adjusted operating revenues), which consist of segment operating revenues, segment operating income and segment operating margin, respectively, minus (i) certain intersegment transactions, (ii) for our non-Mexican segments, the effects of foreign currency translation and (iii) for the Mexican Wireless segment only, revenues and costs of group corporate activities and other businesses that are allocated to the Mexico Wireless segment. The following discussions provide a quantification of these non-IFRS measures, presented herein to the most directly comparable financial measures calculated and presented in accordance with IFRS Accounting Standards. We have provided the non-IFRS measures herein, which are not calculated or presented in accordance with IFRS Accounting Standards, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with IFRS Accounting Standards.

These supplemental non-IFRS measures are presented because management has evaluated our financial results both including and excluding the adjusted items and believes that the supplemental non-IFRS measures presented provide additional perspective and insights when analyzing our core operating performance from period to period and trends in our historical operating results. These supplemental non-IFRS measures should not be considered superior to, as a substitute for or as an alternative to, and should be considered in conjunction with, the IFRS Accounting Standards presented herein.

Except for the Southern Cone – Argentina segment, comparisons in the following discussion are calculated using figures in Mexican pesos. For the Southern Cone – Argentina segment only, due to hyperinflationary conditions in Argentina, comparisons in the following discussion are calculated using figures in constant Argentine peso terms, i.e., adjusted for inflation in accordance with International Accounting Standard (“IAS”) 29 Financial Reporting in Hyperinflationary Economies (“IAS 29”), and must be converted into Mexican pesos at the exchange rate observed at the end of the period per IFRS Accounting Standards, as described above under “Constant Currency Presentation.”

Discussions of year-over-year comparisons between 2024 and 2023 that are not included in this report can be found under Part II, Operating and Financial Review and Prospects of our Form 20-F for the fiscal year ended December 31, 2024, as filed on May 14, 2025.

2025 COMPARED TO 2024

Mexico Wireless

The number of prepaid wireless subscriptions for 2025 decreased by 0.6% over 2024, and the number of postpaid wireless subscriptions increased by 3.0%, resulting in a slight increase in the total number of wireless subscriptions in Mexico of 0.1%, or 63 thousand, to approximately 84.7 million as of December 31, 2025.

Segment operating revenues for 2025 increased by 3.8% over 2024. Adjusted segment operating revenues were Ps.249.8 billion in 2025 and Ps.241.3 billion in 2024, after giving effect to adjustments of Ps.(25.4) billion and Ps.(23.7) billion, respectively, for intersegment transactions and revenues of group corporate activities and other businesses that are allocated to the Mexico Wireless segment. This represents an increase of 3.5% in adjusted segment operating revenues in 2025 as compared to 2024, which principally reflects an increase in mobile services in prepaid and postpaid plans.

Segment operating income for 2025 increased by 3.1% over 2024. Adjusted segment operating income was Ps.108.5 billion in 2025 and Ps.104.9 billion in 2024, after giving effect to adjustments of Ps.16.3 billion and Ps.15.5 billion, respectively, for intersegment transactions and revenues of group corporate activities and other businesses that are allocated to the Mexico Wireless segment. This represents an increase of 3.4% in adjusted segment operating income in 2025 as compared to 2024.

Segment operating margin was 33.5% in 2025, as compared to 33.7% in 2024. Adjusted segment operating margin was 43.4% in 2025, as compared to 43.5% in 2024. This decrease in segment operating margin for 2025 principally reflects increases in expenses for customer service centers, partially offset by the effects of our cost savings program.

Mexico Fixed

The number of fixed voice RGUs in Mexico for 2025 decreased by 0.3% over 2024, and the number of broadband RGUs in Mexico increased by 7.1%, resulting in an increase in total fixed RGUs in Mexico of 3.5% over 2024, or 757 thousand, to approximately 22.7 million as of December 31, 2025.

Segment operating revenues for 2025 increased by 5.9% over 2024. Adjusted segment operating revenues were Ps.91.8 billion in 2025 and Ps.90.7 billion in 2024, after giving effect to adjustments of Ps.(22.2) billion and Ps.(17.0) billion, respectively, for intersegment transactions. This represents an increase of 1.2% in adjusted segment operating revenues in 2025 as compared to 2024, due to increased revenues from broadband and corporate network services by 4.1% and 1.8% respectively, offset by a decrease in fixed voice service revenues.

Segment operating income for 2025 increased by 9.8% over 2024. Adjusted segment operating (loss) income was Ps.(1.8) billion in 2025 and Ps.2.1 billion in 2024, after giving effect to adjustments of Ps.(18.0) billion and Ps.(12.6) billion, respectively, for intersegment transactions. This represents a decrease of 183.7% in adjusted segment operating income in 2025 as compared to 2024, which principally reflects increases in the contractual salary and social benefits of our employees, in network maintenance costs, and in IT solutions costs.

Segment operating margin was 14.2% in 2025, as compared to 13.7% in 2024. Adjusted segment operating margin was (1.9)% in 2025, as compared to 2.3% in 2024. The decrease in segment operating margin for 2025 principally reflects an increase in the contractual salary and social benefits of our employees, network maintenance costs and IT solutions costs, despite increases in revenues from broadband and corporate network services by 4.1% and 1.8%, respectively.

Brazil

The number of prepaid wireless subscriptions for 2025 decreased by 6.4% over 2024, and the number of postpaid wireless subscriptions increased by 8.4%, resulting in an increase in the total number of wireless subscriptions in Brazil of 2.7%, or 2.4 million, to approximately 89.6 million as of December 31, 2025. The increase in postpaid wireless subscriptions is due primarily to commercial efforts aimed at converting prepaid subscriptions to postpaid subscriptions. The number of fixed voice RGUs for 2025 decreased by 8.8% over 2024, the number of broadband RGUs increased by 3.5%, and the number of Pay TV RGUs decreased by 4.2%, resulting in a decrease in total fixed RGUs in Brazil of 2.2%, or 488 thousand, to approximately 22.0 million as of December 31, 2025.

Segment operating revenues for 2025 increased by 7.5% over 2024. Adjusted segment operating revenues were Ps.175.4 billion in 2025 and Ps.165.4 billion in 2024, after giving effect to adjustments of Ps.(7.6) billion and Ps.(4.9) billion, respectively, for intersegment transactions and the effects of foreign currency translation. This represents an increase of 6.0% in adjusted segment operating revenues in 2025 as compared to 2024, which principally reflects stronger performance in postpaid and broadband services, partially offset by a slight decrease in fixed voice and Pay TV.

Segment operating income for 2025 increased by 17.1% over 2024. Adjusted segment operating income was Ps.34.2 billion in 2025 and Ps.29.3 billion in 2024, after giving effect to adjustments of Ps.(2.0) billion and Ps.(1.6) billion, respectively, for intersegment transactions and the effects of foreign currency translation. This represents an increase of 16.6% in adjusted segment operating income in 2025 as compared to 2024.

Segment operating margin was 19.8% in 2025, as compared to 18.2% in 2024. Adjusted segment operating margin was 19.5% in 2025, as compared to 17.7% in 2024. This increase in adjusted segment operating margin for 2025 was primarily driven by the effects of our cost savings program, partially offset by lower fixed voice and Pay TV revenues, as well as higher IT solutions costs and wages and salaries.

Colombia

The number of prepaid wireless subscriptions for 2025 increased by 2.7% over 2024, and the number of postpaid wireless subscriptions increased by 8.2%, resulting in an increase in the total number of wireless subscriptions in Colombia of 4.2%, or 1.7 million, to approximately 42.7 million as of December 31, 2025. The number of fixed voice RGUs for 2025 decreased by 0.4% over 2024, the number of broadband RGUs increased by 3.9% and the number of Pay TV RGUs decreased by 1.6%, resulting in an increase in total fixed RGUs in Colombia of 0.8%, or 76 thousand, to approximately 9.7 million as of December 31, 2025.

Segment operating revenues for 2025 increased by 10.4% over 2024. Adjusted segment operating revenues were Ps.74.6 billion in 2025 and Ps.71.5 billion in 2024, after giving effect to adjustments of Ps.(4.7) billion and Ps.(0.3) billion, respectively, for intersegment transactions and the effects of foreign currency translation. This represents an increase of 4.2% in adjusted segment operating revenues in 2025 as compared to 2024, which principally reflects an increase in wireless service revenues, broadband, and corporate networks, partially offset by a decrease in fixed voice and Pay TV.

Segment operating income for 2025 increased by 10.9% over 2024. Adjusted segment operating income was Ps.13.6 billion in 2025 and Ps.13.4 billion in 2024, after giving effect to adjustments of Ps.2.9 billion and Ps.3.8 billion, respectively, for intersegment transactions and the effects of foreign currency translation. This represents an increase of 1.8% in adjusted segment operating income in 2025 as compared to 2024.

Segment operating margin was 13.5% in 2025, as compared to 13.4% in 2024. Adjusted segment operating margin was 18.3% in 2025, as compared to 18.7% in 2024. This decrease is due to an increase in costs and expenses, such as content and electric energy costs.

Southern Cone – Argentina

As described above under “Interperiod Segment Comparisons,” due to hyperinflationary conditions in Argentina, comparisons in the following discussion are calculated using figures in constant Argentine peso terms, i.e., adjusted for inflation in accordance with IAS 29.

The number of prepaid wireless subscriptions for 2025 increased by 5.9% over 2024, and the number of postpaid wireless subscriptions increased by 5.3%, resulting in an increase in the total number of wireless subscriptions in Argentina of 5.7%, or 1.5 million, to approximately 27.4 million as of December 31, 2025. The number of fixed voice RGUs for 2025 increased by 12.4% over 2024, the number of broadband RGUs increased by 13.1%, and the number of Pay TV RGUs increased by 7.6%, resulting in an increase of total fixed RGUs of 11.9%, or 438 thousand, to approximately 4.1 million as of December 31, 2025.

Segment operating revenues for 2025 decreased by 7.7% over 2024. Adjusted segment operating revenues were Ps.36.6 billion in 2025 and Ps.32.6 billion in 2024, after giving effect to adjustments of Ps.(81.4) million and Ps.(7.1) billion, respectively, for intersegment transactions and the effects of foreign currency translation. This represents an increase of 12.2% in adjusted segment operating revenues in 2025 as compared to 2024, which is attributable to an increase in both prepaid and postpaid service revenues.

Segment operating income for 2025 decreased by 33.4% over 2024. Adjusted segment operating income was Ps.13.4 billion in 2025 and Ps.11.4 billion in 2024, after giving effect to adjustments of Ps.12.4 billion and Ps.9.8 billion, respectively, for intersegment transactions and the effects of foreign currency translation. This represents an increase of 17.7% in adjusted segment operating income in 2025 as compared to 2024, which principally reflects the benefits of our cost savings program.

Segment operating margin was 2.8% in 2025, as compared to 3.9% in 2024. Adjusted segment operating margin was 36.7% in 2025, as compared to 35.0% in 2024. This increase in adjusted operating margin principally reflects the benefits of our cost savings program.

Southern Cone – Chile, Paraguay and Uruguay

The number of prepaid wireless subscriptions for 2025 decreased by 21.3% over 2024, and the number of postpaid wireless subscriptions increased by 9.2%, resulting in a decrease in the total number of wireless subscriptions in Chile, Paraguay and Uruguay of 5.6%, or 516 thousand, to approximately 8.6 million as of December 31, 2025. In Chile, the number or fixed voice RGU’s for 2025 decreased 12.8% or 80 thousand, to approximately 546 thousand as of December 31, 2025. In Chile and Paraguay, the number of broadband RGUs decreased by 2.3%, and the number of Pay TV RGUs decreased by 8.3%, resulting in a decrease in total fixed RGUs in Chile, Paraguay and Uruguay of 6.3%, or 213 thousand, to approximately 3.1 million as of December 31, 2025.

Segment operating revenues were Ps.27.0 billion in 2025 and Ps.8.1 billion in 2024, which represents an increase of 235.7%. Adjusted segment operating revenues were Ps.25.9 billion in 2025 and Ps.8.0 billion in 2024, after giving effect to adjustments of Ps.(1.1) billion and Ps.(0.1) billion, respectively, for intersegment transactions and the effects of foreign currency translation. This represents an increase of 223.2% in adjusted segment operating revenues in 2025 as compared to 2024. Excluding the effects of Chilean operations, the increase in adjusted segment operating revenues would have been 6.3% over 2024, which principally reflects an increase in prepaid, postpaid and broadband revenues, partially offset by a decrease in corporate networks and Pay TV revenues in Paraguay. In Uruguay, there was an increase in both prepaid and postpaid revenues.

Segment operating loss was Ps.7.9 billion in 2025 and Ps.2.4 billion in 2024, respectively, which represents an increase of 236.3%. Adjusted segment operating loss was Ps.6.8 billion in 2025 and Ps.2.0 billion in 2024, after giving effect to adjustments of Ps.1.1 billion and Ps.0.4 billion, respectively, for intersegment transactions and the effects of foreign currency translation. This represents an increase of 239.5% in adjusted segment operating loss in 2025 as compared to 2024. Excluding the effects of Chilean operations, this would have represented an increase of 117.1% in adjusted segment operating income.

Segment operating margin was (29.3)% in 2025, as compared to (29.2)% in 2024. Adjusted segment operating margin was (26.1)%, as compared to (24.9)% in 2024. Excluding the effects of Chilean operations, segment operating margin would have been 4.0% in 2025. This decrease in segment operating margin for 2025 principally reflects an increase in prepaid, postpaid and broadband revenues, partially offset by a decrease in Pay TV revenues in Paraguay.

Andean Region – Ecuador and Peru

The number of prepaid wireless subscriptions for 2025 decreased by 3.8% over 2024, and the number of postpaid wireless subscriptions increased by 7.6%, resulting in a slight increase in the total number of wireless subscriptions in our Andean Region segment of 0.5%, or 124 thousand, to approximately 22.7 million as of December 31, 2025. The number of fixed voice RGUs for 2025 increased by 9.7% over 2024, the number of broadband RGUs increased by 10.4% and the number of Pay TV RGUs increased by 2.7%, resulting in an increase in total fixed RGUs in our Andean Region segment of 9.1%, or 234 thousand, to approximately 2.8 million as of December 31, 2025.

Segment operating revenues for 2025 increased by 11.4% over 2024. Adjusted segment operating revenues were Ps.52.8 billion in 2025 and Ps.51.3 billion in 2024, after giving effect to adjustments of Ps.(4.5) billion and Ps.(0.1) billion, respectively, for intersegment transactions and the effects of foreign currency translation. This represents an increase of 3.0% in adjusted segment operating revenues in 2025 as compared to 2024, which principally reflects an increase in revenues in Peru, attributable to higher prepaid and postpaid revenues, equipment sales and corporate networks, partially offset by a decrease in revenues from fixed voice.

Segment operating income for 2025 increased by 21.3% over 2024. Adjusted segment operating income was Ps.12.5 billion in 2025 and Ps.10.9 billion in 2024, after giving effect to adjustments of Ps.2.7 billion and Ps.2.8 billion, respectively, for intersegment transactions and the effects of foreign currency translation. This represents an increase of 14.9% in adjusted segment operating income in 2025 as compared to 2024, which principally reflects an increase in adjusted operating income of 5.7% in Ecuador and an increase in adjusted operating income of 22.4% in Peru.

Segment operating margin was 17.2% in 2025, as compared to 15.8% in 2024. Adjusted segment operating margin was 23.8% in 2025, as compared to 21.3% in 2024. This increase in the segment operating margin for 2025 principally reflects the effects of our cost savings program and a decrease in uncollectible accounts, despite the increases in expenses for customer service centers and advertising in Ecuador, and content and electric energy costs in Peru.

Central America - Guatemala, El Salvador, Honduras, Nicaragua and Costa Rica

The number of prepaid wireless subscriptions for 2025 decreased by 1.4% over 2024, and the number of postpaid wireless subscriptions increased by 13.5%, resulting in an increase in the total number of wireless subscriptions in our Central America segment of 1.0%, or 172 thousand, to approximately 17.4 million as of December 31, 2025. The number of fixed voice RGUs for 2025 increased by 5.8% over 2024, the number of broadband RGUs increased by 12.6%, and the number of Pay TV RGUs increased by 8.7%, resulting in an increase in total fixed RGUs in our Central America segment of 8.9%, or 461 thousand, to approximately 5.7 million as of December 31, 2025.

Segment operating revenues for 2025 increased by 16.9% over 2024. Adjusted segment operating revenues were Ps.53.7 billion in 2025 and Ps.48.0 billion in 2024, after giving effect to adjustments of Ps.(2.7) billion and Ps.(0.2) billion, respectively, for intersegment transactions and the effects of foreign currency translation. This represents an increase of 11.8% in adjusted segment operating revenues in 2025 as compared to 2024.

Segment operating income for 2025 increased by 69.4% over 2024. Adjusted segment operating income was Ps.13.1 billion in 2025 and Ps.9.8 billion in 2024, after giving effect to adjustments of Ps.0.3 billion and Ps.2.3 billion, respectively, for intersegment transactions and the effects of foreign currency translation. This represents an increase of 33.2% in adjusted segment operating income in 2025 as compared to 2024, which principally reflects an increase in prepaid, postpaid, mobile equipment revenues, broadband, corporate service networks and Pay TV service revenues and a decrease in fixed voice.

Segment operating margin was 22.6% in 2025, as compared to 15.6% in 2024. Adjusted segment operating margin was 24.5% in 2025, as compared to 20.5% in 2024. The variation in our segment operating margin for 2025 principally reflects the effects of our cost savings program, despite increases in maintenance and electric energy costs, subscriber acquisition costs, and wages and salaries.

Caribbean – The Dominican Republic and Puerto Rico

The number of prepaid wireless subscriptions for 2025 increased by 1.0% over 2024, and the number of postpaid wireless subscriptions increased by 4.8%, resulting in an increase in the total number of wireless subscriptions in our Caribbean segment of 2.1%, or 168 thousand, to approximately 8.1 million as of December 31, 2025. The number of fixed voice RGUs for 2025 increased by 3.7% over 2024, the number of broadband RGUs increased by 5.0% and the number of Pay TV RGUs decreased by 7.9%, resulting in an increase in total fixed RGUs of 2.3%, or 65 thousand, to approximately 2.9 million as of December 31, 2025.

Segment operating revenues for 2025 increased by 4.8% over 2024. Adjusted segment operating revenues were Ps.34.9 billion in 2025 and Ps.35.2 billion in 2024, after giving effect to adjustments of Ps.(3.2) billion and Ps.(1.2) billion, respectively, for intersegment transactions and the effects of foreign currency translation. This represents a decrease of 0.7% in adjusted segment operating revenues in 2025 as compared to 2024, which principally reflects a decrease in prepaid, postpaid, and fixed voice revenues in both Puerto Rico and the Dominican Republic, which was partially offset by increases in broadband revenues in both the Dominican Republic and Puerto Rico and increases in corporate networks revenues in the Dominican Republic and in Pay TV revenues in Puerto Rico.

Segment operating income for 2025 increased by 7.8% over 2024. Adjusted segment operating income was Ps.5.9 billion in 2025 and Ps.6.1 billion in 2024, after giving effect to adjustments of Ps.(0.4) billion and Ps.0.2 billion, respectively, for intersegment transactions and the effects of foreign currency translation. This represents a decrease of 2.5% in adjusted segment operating income in 2025 as compared to 2024, which principally reflects an operating loss increase of 4.4% in Puerto Rico due to an increase in employee benefits, which was partially offset by a decrease in uncollectible accounts and an operating income increase of 2.5% in the Dominican Republic, driven by higher corporate networks revenues.

Segment operating margin was 16.6% in 2025, as compared to 16.2% in 2024. Adjusted segment operating margin was 16.9% in 2025, as compared to 17.2% in 2024. This decrease in adjusted segment operating margin for 2025 is mainly due to the reasons described above.

Europe

The number of prepaid wireless subscriptions for 2025 decreased by 3.1% over 2024, and the number of postpaid wireless subscriptions increased by 13.5%, resulting in an increase in the total number of wireless subscriptions in our Europe segment of 11.3%, or 3.1 million, to approximately 30.2 million as of December 31, 2025. The number of fixed voice RGUs for 2025 decreased by 7.4% over 2024, the number of broadband RGUs increased by 3.3% and the number of Pay TV RGUs increased by 6.5%, resulting in an increase in total fixed RGUs in our Europe segment of 1.7%, or 108 thousand, to approximately 6.4 million as of December 31, 2025.

Segment operating revenues for 2025 increased by 12.5% over 2024. Adjusted segment operating revenues were Ps.110.6 billion in 2025 and Ps.107.3 billion in 2024, after giving effect to adjustments of Ps.(10.6) billion and Ps.(0.4) billion, respectively, for intersegment transactions and the effects of foreign currency translation. This represents an increase of 3.1% in adjusted segment operating revenues in 2025 as compared to 2024, which principally reflects an increase in all service revenues other than prepaid and fixed voice.

Segment operating income for 2025 increased by 11.4% over 2024. Adjusted segment operating income was Ps.16.7 billion in 2025, and Ps.16.3 billion in 2024, after giving effect to adjustments of Ps.(1.5) billion and Ps.(59.0) million, respectively, for intersegment transactions and the effects of foreign currency translation. This represents an increase of 2.6% in adjusted segment operating income in 2025 as compared to 2024.

Segment operating margin was 15.0% in 2025, as compared to 15.2% in 2024. Adjusted segment operating margin was 15.1% in 2025, as compared to 15.2% in 2024.

LIQUIDITY AND CAPITAL RESOURCES

FUNDING REQUIREMENTS

We generate substantial cash flows from our operations. On a consolidated basis, our cash flows from operating activities were Ps.272.4 billion in 2025, compared to Ps.239.3 billion in 2024. Our cash and cash equivalents amounted to Ps.35.0 billion at December 31, 2025, compared to Ps.36.7 billion at December 31, 2024. We believe our working capital is sufficient for our present requirements, and we anticipate generating sufficient cash to satisfy our long-term liquidity needs. We use the cash that we generate from our operations and from borrowings principally for the following purposes:

Capital expenditures - We make substantial capital expenditures to continue expanding and improving our networks in each country in which we operate. Our capital expenditures on property, plant and equipment and acquisition or renewal of licenses were Ps.130.8 billion in 2025, Ps.130.8 billion in 2024, and Ps.156.3 billion in 2023. The amount of capital expenditures can vary significantly from year to year, depending on acquisition opportunities, concession renewal schedules and the need for more spectrum. We have budgeted capital expenditures for 2026 of approximately U.S.$ 7.0 billion (Ps.129.4 billion), which will be primarily funded by our operating activities.

Acquisitions – During 2025, through a series of open market transactions, América Móvil, B.V. acquired an additional 0.3% of the voting rights in Telekom Austria AG, for an overall ownership of 60.9% of its total outstanding shares as of December 31, 2025. The disbursements paid in these transactions amounted to Ps.440,849.

Short-term debt and contractual obligations - We must pay interest on our indebtedness and repay principal when due. As of December 31, 2025, we had approximately Ps.131.0 billion in debt and contractual obligations due in 2026, including approximately Ps.92.0 billion of principal and amortization, Ps.35.9 billion in short-term lease debt, and Ps.3.1 billion in purchase obligations.

Long-term debt and contractual obligations - As of December 31, 2025, we had approximately Ps.251.3 billion in debt and contractual obligations due between 2027 and 2029, including approximately Ps.139.1 billion of principal and amortization, Ps.89.3 billion in long-term lease debt, and Ps.22.9 billion in purchase obligations. On the same date, we had approximately Ps.128.6 billion in debt and contractual obligations due between 2030 and 2031, including approximately Ps.69.4 billion of principal and amortization, Ps.47.5 billion in long-term lease debt, and Ps.11.7 billion in purchase obligations. On the same date, we had approximately Ps.296.9 billion in debt and contractual obligations due after 2031, including approximately Ps.224.4 billion of principal and amortization, Ps.41.4 billion in long-term lease debt, and Ps.31.1 billion in purchase obligations.

Dividends - We pay regular dividends. We paid Ps.33.2 billion in dividends in 2025 and Ps.31.0 billion in 2024. On April 23, 2026, our shareholders approved the payment of a Ps.0.54 (fifty-four peso cents) ordinary dividend per share in two equal installments. See “Share Ownership and Major Shareholders—Dividends” under Part IV in this annual report.

Share repurchases - We regularly repurchase our own shares. We spent Ps.11.9 billion repurchasing our own shares in the open market in 2025 and Ps.22.7 billion in 2024. As of March 31, 2026, we have spent Ps.1.4 billion repurchasing our shares in the open market in 2026, but whether we will continue to do so will depend on our operating cash flow and on various other considerations, including market prices and our other capital requirements. On April 23, 2026, our shareholders authorized the allocation of an amount up to Ps.10 billion for our buyback program for the April 2026 to April 2027 period, adding to such amount the buyback program fund’s balance as of such date. See “Share Ownership and Major Shareholders—Purchases of Equity Securities by the Issuer and Affiliated Purchasers” under Part IV of this annual report.

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

Our total consolidated indebtedness as of December 31, 2025, was Ps.524.9 billion, of which Ps.92.0 billion was short-term debt (including the current portion of long-term debt), compared to Ps.567.6 billion as of December 31, 2024.

As of December 31, 2025, our net debt totaled Ps.447.5 billion, compared to net debt of Ps.484.2 billion as of December 31, 2024. As of December 31, 2025, we had cash and cash equivalents of Ps.35.0 billion and equity investments available for sale at fair value through OCI of Ps.42.4 billion.

Without taking into account the effects of derivative financial instruments that we use to manage our interest rate and currency risk, approximately 73.9% of our indebtedness at December 31, 2025 was denominated in currencies other than Mexican pesos (approximately 43.5% of such non-Mexican peso debt was in U.S. dollars and 56.5% in other currencies). Approximately 12.4% of our consolidated debt obligations bore interest at floating rates. After the effects of derivative transactions, approximately 47.1% of our net debt as of December 31, 2025, was denominated in Mexican pesos.

The weighted average cost of all our third-party debt at December 31, 2025 (excluding commissions and reimbursement of certain lenders for Mexican taxes withheld) was approximately 6.3% per annum.

Our major categories of indebtedness at December 31, 2025 are summarized in the table below. See also Note 14 to our audited consolidated financial statements included in this annual report.

Total Debt(1)
(millions of Mexican pesos)
SENIOR NOTES
DENOMINATED IN U.S. DOLLARS
VTR Comunicaciones 4.375% Senior Notes due 2029(2)(3)	2,124
América Móvil 3.625% Senior Notes due 2029	17,967
América Móvil 2.875% Senior Notes due 2030	17,967
América Móvil 4.700% Senior Notes due 2032	13,475
América Móvil 5.000% Senior Notes due 2033	8,983
América Móvil 6.375% Senior Notes due 2035	17,631
América Móvil 6.125% Senior Notes due 2037	6,634
América Móvil 6.125% Senior Notes due 2040	35,853
América Móvil 4.375% Senior Notes due 2042	20,662
América Móvil 4.375% Senior Notes due 2049	22,458
Total	163,753
DENOMINATED IN MEXICAN PESOS
Commercial Paper 7.370% - 8.350% due 2026	6,030
América Móvil 9.350% Domestic Senior Notes due 2028	11,016
América Móvil 10.125% Senior Notes due 2029	26,000
América Móvil 9.500% Senior Notes due 2031	22,000
América Móvil 9.520% Domestic Senior Notes due 2032	14,679
América Móvil 10.300% Senior Notes due 2034	28,896
América Móvil 8.460% Senior Notes due 2036	7,872
Telmex 8.360% Domestic Senior Notes due 2037	4,996
América Móvil 4.840% Domestic Senior Notes due 2037	11,492
Total	132,982
DENOMINATED IN EURO
Commercial Paper 2.220% - 2.260% due 2026	9,555
Telekom Austria 1.500% Senior Notes due 2026	15,820
América Móvil 0.750% Senior Notes due 2027	15,943
América Móvil 2.125% Senior Notes due 2028	12,580
EuroTeleSites 5.250% Senior Notes due 2028	10,546
EuroTeleSites Euribor 3M + 1.050% Senior Notes due 2028	3,797
América Móvil B.V. 3.000% Senior Notes due 2030	13,710
Total	81,951
DENOMINATED IN BRAZILIAN REAIS
Claro Brasil CDI + 1.350% Domestic Senior Notes due 2026(4)	4,898
Claro Brasil CDI + 1.200% Domestic Senior Notes due 2027	9,796
Claro Brasil CDI + 0.550% Domestic Senior Notes due 2028	4,898
Claro Brasil IPCA + 5.769% Domestic Senior Notes due 2029	8,163
Total	27,755
DENOMINATED IN POUND STERLING
América Móvil 5.000% Senior Notes due 2026	12,087
América Móvil 5.750% Senior Notes due 2030	15,713
América Móvil 4.948% Senior Notes due 2033	7,252
América Móvil 4.375% Senior Notes due 2041	18,131
Total	53,183
DENOMINATED IN JAPANESE YEN
América Móvil 2.950% Senior Notes due 2039	1,490
Total	1,490
DENOMINATED IN CHILEAN PESOS
América Móvil 4.000% Senior Notes due 2035	3,934
Total	3,934
BANK DEBT AND OTHER
DENOMINATED IN MEXICAN PESOS	4,000
DENOMINATED IN US DOLLARS	4,941
DENOMINATED IN PERUVIAN SOLES	24,590
DENOMINATED IN COLOMBIAN PESOS	14,585
DENOMINATED IN CHILEAN PESOS	11,742
Total	59,858
Total Debt	524,907
Less short-term debt and current portion of long-term debt	91,973
Total Long-term Debt	432,934

(1)	Table reflects third party debt. Totals may not sum due to rounding.
(2)	We understand certain of our affiliates may own Notes.
(3)	Does not include Ps.3,088 million of the outstanding Notes owned by our subsidiaries.
(4)	The notes matured on January 27, 2026 and were paid in full.

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

Under our global peso notes program, we have historically issued Mexican peso-denominated notes that can be distributed and traded in Mexico and internationally. The notes are registered with the U.S. Securities and Exchange Commission (the “SEC”) in the United States and with the Comisión Nacional Bancaria y de Valores (the “CNBV”) in Mexico. On July 6, 2023, we issued a Ps.17 billion (approximately U.S.$ 1 billion) 9.500% sustainable bond maturing in January 2031. On February 1, 2024, we issued a Ps.20 billion (approximately U.S.$1.1 billion) 10.300% sustainable bond maturing in 2034. Proceeds obtained from these two series of notes could be used, in whole or in part, to finance or refinance expenditures and investments in existing environmental and high impact social projects under our sustainable finance framework. On March 27, 2024, we issued a Ps.17.5 billion (approximately U.S.$ 1 billion) 10.125% bond maturing in January 2029. Proceeds obtained from this series of notes may be used for general corporate purposes. On July 8, 2025, we issued additional notes in each of these three series, consisting of Ps.6 billion additional principal amount of our 10.125% senior notes due 2029, Ps.6 billion additional principal amount of our 9.5% senior notes due 2031, and Ps.3.5 billion additional principal amount of our 10.3% senior notes due 2034. On November 25, 2025, we issued Ps.3.5 billion additional principal amount of our 10.125% senior notes due 2029 and Ps.6.5 billion additional principal amount of our 10.3% senior notes due 2034.

Mexican peso-denominated domestic notes. Our domestic senior notes (certificados bursátiles) sold in the Mexican capital markets have varying maturities, ranging from 2028 through 2037, and bear interest at fixed, floating and inflation-linked rates. Pursuant to our current domestic senior notes program, we may issue long-term debt in Mexican pesos or Investment Units (unidades de inversión, or UDIs) and commercial paper. At December 31, 2025, the outstanding amount in commercial paper and long-term debt was Ps.6.0 billion and Ps.37.2 billion, respectively, under such program.

International notes. We have outstanding debt securities in the international markets denominated in U.S. dollars, pounds sterling and euros. We have also issued debt securities in the local market in Japan.

Bank loans. At December 31, 2025, we had approximately Ps.59.8 billion outstanding under a number of bank facilities bearing interest at fixed and variable rates. We also have two revolving syndicated credit facilities—one for U.S.$2.5 billion expiring in February 2029 and one for the Euro equivalent of U.S.$1.5 billion expiring in December 2030, which contains a sustainability-linked framework. As long as the facilities are committed, a commitment fee is paid. As of December 31, 2025, these credit facilities were not drawn. Both facilities include covenants that limit our ability to incur secured debt, to effect a merger in which the surviving entity would not be América Móvil or to sell substantially all of our assets. In addition, both facilities require us to maintain a consolidated ratio of debt to EBITDA not greater than 4.0 to 1.0 and a consolidated ratio of EBITDA to interest expense not less than 2.5 to 1.0. As of the date of this annual report, we are in compliance with these covenants.

Telekom Austria has an undrawn revolving syndicated credit facility for €1.0 billion (the “TKA Facility”) expiring in December 2030. The TKA Facility includes covenants that limit Telekom Austria’s ability to incur secured debt, effect certain mergers or sell substantially all of its assets and our ability to transfer control over, or reduce our share ownership in, Telekom Austria. For more information, see Note 14 to our audited consolidated financial statements included in this annual report.

Euro-denominated commercial paper program. From time to time, we have issued commercial paper under our euro-denominated commercial paper program. At December 31, 2025, the outstanding amount was Ps.9.6 billion under such program.

As of December 31, 2025 we had, on an unconsolidated basis, unsecured and unsubordinated indebtedness of approximately Ps.385.7 billion (U.S.$21.5 billion), excluding guarantees of subsidiaries’ indebtedness. As of December 31, 2025, our subsidiaries had indebtedness (excluding guarantees of indebtedness of us and our other subsidiaries) of approximately Ps.139.2 billion (U.S.7.7 billion).

GUARANTOR FINANCIAL INFORMATION

Some of the public securities issued by América Móvil in international and Mexican capital markets are guaranteed by Telcel, a wholly-owned subsidiary. As of December 31, 2025, the aggregate principal amount of debt guaranteed by Telcel was Ps.89.1 billion.

Telcel stopped giving guarantees to América Móvil’s debt in September 2011. The outstanding guarantees provide that, in case of the failure of the Company to punctually make payment of any principal, premium, interest, additional amounts or any other amounts that may become payable by the Company in respect of the notes, Telcel agrees to immediately pay the amount that is due and required to be paid.

The following tables present summarized unconsolidated financial information for the Company and Telcel after eliminating transactions and balances between them.

	AS OF DECEMBER 31, 2025 (in millions of Mexican pesos)
	PARENT		GUARANTOR
Current assets	Ps.	10,094	Ps.	54,257
Total assets		49,460		292,320
Current liabilities		41,944		128,332
Total liabilities		373,538		204,394

	YEAR ENDED DECEMBER 31, 2025 (in millions of Mexican pesos)
	PARENT		GUARANTOR
Total revenues	Ps.	-	Ps.	248,543
Operating income		5,459		53,995
Net profit for the year		8,056		49,092

RISK MANAGEMENT

We regularly assess our interest rate and currency exchange exposures in order to determine how to manage the risk associated with these exposures. We have indebtedness denominated in currencies other than the currency of our operating environments, and we have expenses for operations and for capital expenditures in a variety of currencies. We use derivatives to manage the resulting exchange rate and interest rate exposures. We do not use derivatives to hedge the exchange rate exposures that arise from having operations in different countries. For additional information on market risk, see Note 2 v (ii) to our audited consolidated financial statements included in this annual report.

Our practices vary from time to time depending on our judgment of the level of risk, expectations as to exchange rate or interest rate movements and the costs of using derivative financial instruments. We may stop using derivative financial instruments or modify our practices at any time.

As of December 31, 2025, the net fair value of our derivatives and other financial items was a net liability of Ps.13.7 billion, which are described in Note 7 to our audited consolidated financial statements. For additional information, see Note 2 v to our audited consolidated financial statements included in this annual report.

PART III:
RISK FACTORS

RISKS RELATING TO OUR OPERATIONS

Competition in the telecommunications industry is intense and could adversely affect the revenues and profitability of our operations

Our businesses face substantial competition. We expect that competition will intensify in the future as a result of the consolidation of our competitors or entry of new competitors, the development of new technologies, including artificial intelligence, products and services and convergence. This trend may result in larger competitors with greater financial, technical, promotional and other resources to compete with our businesses.

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

Governmental or regulatory actions could adversely affect our operations

Our operations are subject to extensive government regulation and can be adversely affected by changes in law, regulation or regulatory policy. The licensing, construction, operation, sale, resale and interconnection arrangements of telecommunications systems in Latin America and elsewhere are regulated to varying degrees by government or regulatory authorities. Any of these authorities having jurisdiction over our businesses could adopt or change regulations or take other actions that could adversely affect our operations, including in the regulatory realms of data privacy and competition in the telecommunications industry and regulations regarding cybersecurity and extortion, such as registration of prepaid SIM and eSIM cards to an identified individual. In particular, the regulation of prices that operators may charge for their services and environmental matters, including renewable energy and climate change regulation, could have a material adverse effect by reducing our profit margins. We expect to see enhanced regulations from some of the governments where we operate, including Mexico, that are specific to the services we provide. See “Regulation” under Part VI, “Legal Proceedings” under Part VII and Note 17 to our audited consolidated financial statements included in this annual report.

In addition, changes in political administrations and/or policies could lead to new regulation and the adoption of policies that could adversely affect our operations, including those concerning competition and taxation of communications services. For example, in 2013, Mexico implemented reforms to the telecommunications sector that aimed to promote more competition and investment by imposing asymmetric regulation upon economic agents deemed “preponderant or dominant.” In 2024, constitutional reforms were once again carried out in the telecommunications sector, as a result of which a new regulatory framework was introduced and a new regulatory authority was created in mid-2025. The asymmetric regulations that are applicable to us, which have adversely affected the results of our Mexican operations, may be reviewed every two years. In 2025, Mexico enacted a new telecommunications law (Ley en Materia de Telecomunicaciones y Radiodifusión ) that, among other things, substituted the telecommunications’ authorities with agencies that pertain to the federal government (with technical, operational and managerial independence); promoted governmental participation in the telecommunications sector; increased penalties; and codified certain asymmetric regulations that may restrict the current review process, result in additional regulation or increased penalties. We are unable to anticipate the full impact of the application of the recently enacted telecommunications law, including potential new policies and regulations, on our results or operations in Mexico. Also in 2025, Mexico enacted amendments to its antitrust law (Ley Federal de Competencia Económica), which, among other things substituted the antitrust agency for a new agency (Comisión Nacional Antimonopolio), decreased pre-merger notification thresholds and increased the amounts of fines.  In other countries, we could also face policies such as preferences for local over foreign ownership of communications licenses and assets or for government over private ownership, which could make it more cumbersome or impossible for us to continue to develop our businesses. Restrictions such as those described above could result in lower revenues or require capital investments, all of which could materially adversely affect our businesses and results of operations.

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

We must continue to acquire additional radio spectrum capacity and upgrade our networks in order to expand our customer base and maintain the quality of our wireless services

Licensed radio spectrum is essential to our growth and the quality of our wireless services and for the operation and deployment of our networks, including new generation networks and additional bandwidth required by AI and other new technologies, to offer improved data and value-added services. We obtain most of our radio spectrum through auctions conducted by governments of the countries in which we operate. Participation in spectrum auctions in most of these countries requires prior government authorization, and we may be subject to caps on our ability to acquire additional spectrum. Our inability to acquire additional radio spectrum capacity could affect our ability to compete successfully because it could result in, among other things, a decrease in the quality of our network and service and in our ability to meet the demands of our customers.

In the event we are unable to acquire additional radio spectrum capacity, we can increase the density of our network by building more cell and switch sites, but such measures are costly and may be subject to local restrictions and regulatory approvals, and they would not meet our needs as effectively.

We have concessions and licenses for fixed terms, and the government may revoke or terminate them as well as reacquire the assets under our concession under various circumstances, some of which are beyond our control

Our concessions and licenses have specified terms, ranging typically from five to 30 years, and are generally subject to renewal upon payment of a fee, but renewal is not assured. The loss of, or failure to renew, any one concession could have a material adverse effect on our business and results of operations. Our ability to renew concessions and the terms of renewal are subject to a number of factors beyond our control, including the prevalent regulatory and political environment at the time of renewal. Fees are typically established at the time of renewal. As a condition for renewal, we may be required to agree to new and stricter terms and service requirements. In some of the jurisdictions where we operate and under certain circumstances, mainly in connection with fixed services, we may be required to transfer certain assets covered by some of our concessions to the government pursuant to valuation methodologies that vary in each jurisdiction. It is uncertain whether reversion would ever be applied in many of the jurisdictions where we operate and how reversion provisions would be interpreted in practice. For further information, see “Regulation” under Part VI of this annual report and Note 17 to our audited consolidated financial statements included in this annual report.

In addition, the regulatory authorities in the jurisdictions in which we operate can revoke or seize our concessions or take over management of our networks under certain circumstances. In Mexico, for example, the Federal Telecommunications and Broadcasting Law (Ley en Materia de Telecomunicaciones y Radiodifusión) gives the government the right to temporarily seize our concessions or to take over the management of our networks, facilities and personnel in certain scenarios, such as failure to meet obligations under our concession agreements, imminent danger to national security, internal peace or the national economy, natural disasters and public unrest. See “Regulation” under Part VI of this annual report.

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

Failure to comply with anti-corruption, anti-bribery and anti-money laundering laws and economic and trade sanctions could harm our reputation, subject us to substantial fines and adversely affect our business

We operate in multiple jurisdictions and are subject to complex regulatory frameworks with increased enforcement activities worldwide. Our governance and compliance processes may not prevent future breaches of legal, accounting or governance standards and regulations. We may be subject to breaches of our code of ethics, anti-corruption policies and business conduct protocols and to instances of fraudulent behavior, corrupt practices and dishonesty by our employees, contractors or other agents. Our or our contractors’ failure to comply with applicable laws and other regulatory requirements, including those relating to Foreign Terrorist Organization designations, anti-corruption, anti-bribery and anti-money laundering laws and economic and trade sanctions, could harm our reputation, subject us to substantial fines, sanctions or penalties and adversely affect our business and ability to access financial markets.

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

Our financial condition and results of operations may be adversely affected by the occurrence of severe weather, natural or man-made disasters and other catastrophic events, including war, terrorism and other acts of violence, and disease

Our operations can be disrupted by unforeseen events, including war, terrorism, and other international, regional, or local instability or conflicts (including labor issues), embargos, public health issues (including tainted food, food-borne illnesses, food tampering, tampering with or failure of water supply or widespread or pandemic illness such as coronavirus (“COVID-19”), Ebola, the avian or H1N1 flu, MERS), and natural disasters such as earthquakes, tsunamis, hurricanes, or other adverse weather and climate conditions in the countries in which we operate. These events could disrupt or prevent our ability to perform functions and otherwise impede our ability to continue business operations in a continuous manner. They could also significantly increase risks associated with our supplier and vendor relationships, risks associated with employee health and productivity, risks of an economic slowdown, regulatory risks, and the costs and availability of financing, which in turn may materially and adversely impact our business and operating results.

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

Inflationary pressures on costs may impact our network construction, financial condition and results of operations

As a provider of telecommunications and technology services, we sell handsets, wireless data cards, wireless computing devices and customer premises equipment manufactured by various suppliers. We depend on suppliers to provide us, directly or through other suppliers, with items such as network equipment, customer premises equipment, and wireless-related equipment such as mobile hotspots, handsets, wirelessly enabled computers, wireless data cards and other connected devices for our customers. In 2025 and 2026 year to date, the costs of these inputs and the costs of labor necessary to develop and maintain our networks and our products and customer care services have increased. In addition, these inputs are subject to price fluctuations from a number of factors, including, but not limited to, imposition of tariffs, market conditions, demand and volatility in the prices for raw materials used in the production of these devices and network components, weather, climate change, energy costs (including as a result of ongoing geopolitical conflicts, which have resulted in historically high energy market prices), currency fluctuations, supplier capacities, governmental actions, import and export requirements (including tariffs), and other factors beyond our control. Although we are unable to predict the impact on our ability to source materials in the future, we expect these supply pressures to continue into 2026. We also expect the pressures of input cost inflation to continue into 2026.

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

If our churn rate increases, our business could be negatively affected

The cost of acquiring a new subscriber is much higher than the cost of maintaining an existing subscriber. Accordingly, subscriber deactivations, or “churn,” could have a material negative impact on our operating income, even if we are able to obtain one new subscriber for each lost subscriber. A substantial majority of our subscribers are prepaid, and we do not have long-term contracts with them. Our average churn rate on a consolidated basis was 2.9% for the year ended December 31, 2025, the same as for the year ended December 31, 2024. If we experience an increase in our churn rate, our ability to achieve revenue growth could be materially impacted. In addition, a decline in general economic conditions could lead to an increase in churn, particularly among our prepaid subscribers.

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

Changing expectations from stakeholders with respect to our environmental, social and governance practices may impose additional costs on us or expose us to new or additional risks

Customers, regulators, influential investors and other stakeholders are focused on the environmental, social and governance (“ESG”) practices of companies across all industries. Views and legal requirements around ESG are diverse and rapidly changing from region to region, and there is currently no market consensus on what precise attributes are required for a particular project to be defined as “green,” “social” or “sustainable.”  Therefore, no assurance can be provided that any projects considered by us as “green,” “social” or “sustainable” will meet all stakeholder expectations regarding social, environmental or sustainability performance. There can be no guarantee that our projects will deliver environmental, social and/or sustainability benefits as anticipated, or that adverse environmental, social and/or sustainability impacts will not occur during the operation of such projects. If we do not meet our stakeholders’ expectations or if our ESG approach is perceived as misaligned with regulatory or investor sentiment in different markets, trust in our brand may suffer and our business or our ability to access capital could be harmed.

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

Our management previously identified a material weakness in our internal control over financial reporting

Our management has identified material weaknesses in our internal control over financial reporting in connection with the preparation of our consolidated financial statements as of and for the years ended December 31, 2023, December 31, 2024 and December 31, 2025. In light of material weaknesses as of December 31, 2025 related to (i) ineffective information technology general controls (“ITGCs”) in the areas of user access and change management for IT systems that relate to the preparation of the financial statements, with a lack of user access controls resulting in inappropriate segregation of duties over the review and approval of journal entries, and (ii) controls to assess the completeness and accuracy of information produced by the relevant entity and used in the execution of controls, which were not designed nor operating effectively, our disclosure controls and procedures were not effective as of December 31, 2025. For more information, see “Governance––Controls and Procedures––Management’s Annual Report on Internal Control over Financial Reporting” under Part V of this annual report. We also identified material weaknesses as of December 31, 2024, and as of December 31, 2023, as previously disclosed in our 20-F for the year ended December 31, 2024, filed with the SEC on May 14, 2025, and in our 20-F/A for the year ended December 31, 2023, filed with the SEC on April 10, 2025, respectively.

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

Issues related to the development and use of AI could give rise to legal or regulatory action, damage our reputation or otherwise materially harm our business

We have incorporated and continue evaluating the incorporation of AI technology into our business in the future, and our commercial partners, supplier and contractor may utilize AI as well. AI presents risks, challenges and unintended consequences that could affect our business. AI algorithms and training methodologies may be flawed. Additionally, AI technologies are complex and rapidly evolving. We intend to use AI responsibly, trying to identify and mitigate ethical and legal issues presented by its use. AI-related issues, deficiencies or failures could give rise to legal or regulatory action, including with respect to proposed legislation regulating AI or as a result of new applications of existing data protection, privacy, intellectual property and other laws, and could damage our reputation or could have a material adverse effect on our business and results of operations.

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

We have significant transactions with affiliates

We engage in various transactions with Operadora de Sites Mexicanos, S.A.B. de C.V. (“Telesites”), Sitios Latinoamérica, S.A.B. de C.V. (“Sitios Latam”) and certain subsidiaries of Grupo Carso, S.A.B. de C.V. (“Grupo Carso”) and Grupo Financiero Inbursa, S.A.B. de C.V. (“Grupo Financiero Inbursa”), all which may be deemed for certain purposes to be under common control with América Móvil.

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

Our bylaws restrict transfers of shares in some circumstances

Our bylaws provide that any acquisition or transfer of 10.0% or more of our capital stock, or rights over such capital stock, by any person or group of persons acting together requires the approval of our Board of Directors. You may not acquire or transfer 10.0% or more of our capital stock, or rights over such capital stock, without the approval of our Board of Directors.

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

For example, in 2024, a new President and Congress assumed office in Mexico. This Congress has enacted constitutional reforms, some of which are in the process of being fully implemented, and some of which have resulted in new or amended legislation. We cannot predict the impact of such full implementation or of the application of recently enacted laws or amendments to preexisting laws on our business and operations, or whether the current administration will implement additional substantial changes in law, policy and regulations in Mexico, the timing thereof, or the effect such reforms could have on our business, results of operations, financial condition and prospects. As a result of the constitutional amendments of December 2024, our prior telecommunications and competition authorities were dissolved and their responsibilities were transferred to new centralized federal agencies, which have broad authority to impose additional regulations and sanctions. Due to the recent creation of such agencies, we cannot predict the full impact of their development on our operations or on our business. Additionally, we cannot predict the impact that other political developments in Mexico will have on the Mexican economy, nor can we provide any assurances that these events, over which we have no control, will not have an adverse effect on our business, financial condition and results of operations.

With respect to Brazil, changes in elected representatives and the perceptions of risks in connection with volatility related to elections in Brazil, ongoing corruption and other investigations and policies and potential changes to address these matters or otherwise, including economic and fiscal reforms, may impact our Brazilian operations.

Argentina has a hyperinflationary economy, and there can be no assurance that inflation rates will not increase further in the future. Although inflation has recently shown signs of moderation, such trend may not be sustained. Efforts by the Argentine government to contain and reduce inflation may not be effective, and macroeconomic conditions remain volatile. If the value of the Argentine peso cannot be stabilized through fiscal and monetary policies, inflationary pressures could intensify again.

Additionally, in Mexico, economic conditions are strongly impacted by those of the United States. In the context of the 2024 United States presidential election, there is continuing uncertainty regarding U.S. policies with respect to matters of importance to Mexico and its economy, particularly with respect to trade and migration. In November 2024, elections took place in the United States, resulting in a change to the nation’s leadership. The current U.S. administration has implemented or announced that it will implement certain policies, including the imposition of increased tariffs at various levels on imports from Mexico, Canada and China, among others, which may lead to economic slowdown, supply chain constraints, currency volatility and additional inflation, further increasing our operational costs and potentially affecting demand for our products. Although whether and to what extent these measures are adopted is uncertain, the imposition of new import tariffs and similar actions by the United States, as well as potential retaliatory tariffs by Mexico or other countries, could have a general impact on geopolitical conditions and, in turn, negatively affect our business, financial conditions and results of operations.

In addition, the United States-Mexico-Canada Agreement (USMCA) is subject to a formal review process in 2026, during which each country may seek modifications to the agreement across a broad range of issues, including rules of origin, labor commitments and tariff arrangements. The outcome of this review process is uncertain and could result in changes to the terms governing North American trade that may adversely affect our business, financial condition and results of operations.

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

In the context of an international transition to market-based reference rates, Mexico has migrated from the TIIE rate to a new reference rate, “Funding TIIE” (TIIE de Fondeo).

Changes in exchange rates could adversely affect our financial condition and results of operations

We are affected by fluctuations in the value of the currencies in which we conduct operations compared to the currencies in which our indebtedness is denominated. Such changes result in exchange losses or gains on our net indebtedness and accounts payable. In 2025, we reported net foreign exchange gains of Ps.19.8 billion.

In addition, currency fluctuations between the Mexican peso and the currencies of our non-Mexican subsidiaries affect our results as reported in Mexican pesos. Currency fluctuations are expected to continue to affect our financial income and expense.

Major depreciation of the currencies in which we conduct operations could cause governments to impose exchange controls that would limit our ability to transfer funds between us and our subsidiaries. Major depreciation of the currencies in which we conduct operations may result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert such currencies into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our indebtedness. The government of Argentina previously adopted exchange controls and restrictions on the movement of capital and took other measures in response to capital flight and the significant depreciation of the Argentine peso. In addition, although the Mexican government does not currently restrict, and for many years has not restricted, the right or ability of Mexican or foreign persons or entities to convert Mexican pesos into U.S. dollars or to transfer other currencies out of Mexico, it could institute restrictive exchange rate policies in the future. Similarly, the Brazilian government may impose temporary restrictions on the conversion of Brazilian reais into foreign currencies and on the remittance to foreign investors of proceeds from investments in Brazil whenever there is a serious imbalance in Brazil’s balance of payments or a reason to foresee a serious imbalance.

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

PART IV:
SHARE OWNERSHIP AND MAJOR SHAREHOLDERS

MAJOR SHAREHOLDERS

The following table sets forth our capital structure as of March 31, 2026.

SERIES	NUMBER OF SHARES (MILLIONS)	PERCENT OF CAPITAL
Outstanding B Shares (no par value)	60,195	100.0
Total	60,195	100.0

According to reports of beneficial ownership of our shares filed with the SEC, as of March 31, 2026, the Slim Family may be deemed to control us through their interests in a Mexican trust that holds B Shares for their benefit (the “Family Trust”), their interest in Control Empresarial de Capitales, S.A. de C.V. (formerly known as Inversora Carso, “Control Empresarial de Capitales”) and their direct ownership of our shares. See “Management—Directors” and “Management— Executive Committee” under Part V and “Related Party Transactions” under this Part IV of this annual report.

The following table identifies owners of more than 5.0% of our shares as of March 31, 2026. Except as described in the table below and the accompanying notes, we are not aware of any holder of more than 5.0% of our shares. See “Management—Share Ownership of Directors and Senior Management” under Part V of this annual report.

SHAREHOLDER	SHARES OWNED (MILLIONS)	PERCENT OF CLASS(1)
B SHARES:
Family Trust(2)	17,743	29.5
Control Empresarial de Capitales(3)	10,896	18.1
Carlos Slim Helú(4)	5,200	8.6

(1)	Percentage figures are based on the number of shares outstanding as of March 31, 2026.
(2)
The Family Trust is a Mexican trust that holds B Shares for the benefit of members of the Slim Family. According to beneficial ownership reports filed with the SEC as of March 31, 2026, in addition to shares held by the Family Trust, members of the Slim Family, including Carlos Slim Helú, directly own an aggregate of 13,790 million B Shares representing 22.9% of all outstanding B Shares. According to beneficial reports filed with the SEC, none of these members of the Slim Family, other than Carlos Slim Helú, individually directly own more than 5.0% of our shares.

(3)
Includes shares owned by subsidiaries of Control Empresarial de Capitales. Based on beneficial ownership reports filed with the SEC, Control Empresarial de Capitales is a Mexican sociedad anónima de capital variable and may be deemed to be controlled by the Slim Family.

(4)	Based on beneficial ownership reports filed with the SEC.

As of March 31, 2026, 7.3% of the outstanding B Shares were represented by B Share ADSs, each representing the right to receive 20 B Shares, and 99.9% of the B Share ADSs were held by 6,042 registered holders with addresses in the United States. We have no information concerning the number of holders with registered addresses in the United States that hold B Shares not represented by ADSs.

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

We and Telesites have entered into an agreement providing for site usage fees, annual price escalations and fixed annual charges that permit us to install a pre-determined amount of equipment at the Telesites towers and provide for incremental fee payments if capacity use is exceeded. The principal economic terms of the agreement conform to the reference terms published by Telesites and approved by the Federal Telecommunications Institute (Instituto Federal de Telecomunicaciones), which was succeeded by the Telecommunications Regulatory Commission (Comisión Reguladora de Telecomunicaciones).

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

PAYMENT DATE	PESOS PER SHARE	DOLLARS PER SHARE
November 10, 2025	Ps.0.26	U.S.$0.0140
July 14, 2025	Ps.0.26	U.S.$0.0140
November 11, 2024	Ps.0.24	U.S.$0.0135
July 15, 2024	Ps.0.24	U.S.$0.0121
November 13, 2023	Ps.0.23	U.S.$0.0131
July 17, 2023	Ps.0.23	U.S.$0.0136

On April 23, 2026, our shareholders approved a cash dividend of Ps.0.54 per share, payable in two installments of Ps.0.27 each on July 15, 2026 and November 11, 2026.

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

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In our 2024 annual shareholders’ meeting, our shareholders authorized the allocation of an amount equal to Ps.15 billion for the buyback program for the April 2024 to April 2025 period, adding to such amount the buyback program balance, if any, as of the date of the shareholders’ meeting.

On November 8, 2024, our shareholders approved an increase in the amount of Ps.15 billion for the buyback program for the April 2024 to April 2025 period. Such amount was added to the balance of the buyback program fund on that date. Additionally, on November 8, 2024, our shareholders approved (i) the cancellation of our treasury shares acquired by us as part of our buyback program and (ii) the amendment of our bylaws to reduce the capital stock in proportion to the cancelled shares.

On May 14, 2025, our shareholders authorized the allocation of an amount of up to Ps.10 billion for our buyback program for the April 2025 to April 2026 period, in addition to any unused balance under the existing buyback program, if any, as of the date of the shareholders’ meeting.

On April 23, 2026, our shareholders approved (i) the allocation of up to Ps.10 billion for our buyback program for the April 2026 to April 2027 period, in addition to any unused balance under the existing buyback program, if any, as of the date of the shareholders’ meeting; (ii) the cancellation of our treasury shares acquired by us as part of our buyback program and (iii) the amendment of our bylaws to reduce the capital stock in proportion to the cancelled shares. We expect to continue to periodically repurchase at our discretion our shares on the open market pursuant to guidelines approved by our Board of Directors, using funds up to an amount authorized by our shareholders.

The following table sets out information concerning purchases of our shares by us and our affiliated purchasers in 2025.

PERIOD	TOTAL NUMBER OF SHARES PURCHASED(1)	AVERAGE PRICE PER SHARE(2)		TOTAL NUMBER OF SHARES PURCHASED AS PART OF PUBLICLY ANNOUNCED PLANS OR PROGRAMS	APPROXIMATE MEXICAN PESO VALUE OF SHARES THAT MAY YET BE PURCHASED UNDER THE PLANS OR PROGRAMS(3)
January 2025	51,000,000	Ps.	14.56	51,000,000	Ps.	14,196,117,061.95
February 2025	84,000,000		15.13	84,000,000		12,932,453,988.56
March 2025	124,584,616		14.49	124,584,616		11,137,954,880.76
April 2025	33,311,055		15.90	33,311,055		10,611,365,225.67
May 2025	146,904,329		16.88	146,904,329		18,145,547,145.29
June 2025	114,700,000		16.36	114,700,000		16,280,303,167.64
July 2025	61,500,000		16.68	61,500,000		15,260,430,115.43
August 2025	28,000,000		18.06	28,000,000		14,757,684,686.06
September 2025	34,250,000		18.74	34,250,000		14,119,669,153.74
October 2025	14,250,000		19.85	14,250,000		13,838,399,782.74
November 2025	3,750,000		21.22	3,750,000		13,759,269,811.61
December 2025	40,250,000		19.22	40,250,000		12,990,090,518.28
Total Shares	736,500,000			736,500,000

(1)	This includes purchases by us and our affiliated purchasers in 2025.
(2)	Price includes value added tax and fees.
(3)	This is the approximate Mexican peso amount available at the end of the period for purchases of our shares pursuant to our share repurchase program (excludes value added taxes and fees).

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

Taxation of Dispositions

The tax rate on income realized by a nonresident holder from a disposition of shares through the Mexican Stock Exchange is generally 10.0%, which is applied to the net gain realized on the disposition. This tax is payable through withholding made by intermediaries. However, such withholding does not apply to a nonresident holder who certifies that the holder is resident in a country with which Mexico has entered into an income tax treaty and provides the holder’s tax identification number.

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

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax consequences to holders of the acquisition, ownership and disposition of B Shares or B Share ADSs. The summary does not purport to be a comprehensive description of all of the tax consequences of the acquisition, ownership or disposition of B shares or B Share ADSs. The summary applies only to holders that will hold their B Shares or B Share ADSs as capital assets and does not apply to special classes of holders, such as regulated investment companies, real estate investment trusts, brokers or dealers in securities or currencies, U.S. holders (defined below) with a functional currency other than the U.S. dollar, holders of 10.0% or more of our shares measured by vote or value (whether held directly or through ADSs or both), tax-exempt organizations, banks, insurance companies or other financial institutions, holders liable for any alternative minimum tax, securities traders electing to account for their investment in their B Shares or B Share ADSs on a mark-to-market basis, entities that are treated for U.S. federal income tax purposes as partnerships or other pass-through entities or equity holders therein and persons holding their B Shares or B Share ADSs in a hedging transaction or as part of a “straddle” or conversion transaction or as part of a “synthetic security” or other integrated financial transaction, certain U.S. expatriates and taxpayers using a taxable year other than the calendar year or U.S. holders that are engaged in a trade or business or have a permanent establishment in Mexico.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of B Shares or B Share ADSs that, for U.S. federal income tax purposes, is:

•	a citizen or resident of the United States of America,

•	a corporation (or other entity taxable as a corporation) organized under the laws of the United States of America or any state thereof or

•	otherwise subject to U.S. federal income taxation on a net income basis with respect to the B Shares or B Share ADSs.

Each holder should consult such holder’s own tax advisor concerning the overall tax consequences to it of the ownership or disposition of B Shares or B Share ADSs that may arise under foreign, state and local laws.

Treatment of B Share ADSs

In general, a holder of B Share ADSs will be treated as the owner of the B shares represented by those B Share ADSs for U.S. federal income tax purposes. Deposits or withdrawals of shares by holders in exchange for B Share ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes. U.S. holders that withdraw any shares should consult their own tax advisors regarding the treatment of any foreign currency gain or loss on any Mexican pesos received in respect of such shares.

U.S. TAX CONSEQUENCES FOR U.S. HOLDERS

Taxation of Distributions

In general, a U.S. holder will treat the gross amount of distributions we pay, without reduction for Mexican withholding tax, as dividend income for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits. Because we do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions paid to U.S. holders generally will be reported as dividends. In general, the gross amount of any dividends will be includible in the gross income of a U.S. holder as ordinary income on the day on which the dividends are received by the U.S. holder, in the case of shares, or by the depositary, in the case of B Share ADSs.

Dividends paid in Mexican pesos will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date that they are received by the U.S. holder, in the case of shares, or by the depositary, in the case of B Share ADSs (regardless of whether such Mexican pesos are in fact converted into U.S. dollars on such date). If such dividends are converted into U.S. dollars on the date of such receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividends. U.S. holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any Mexican pesos received by a U.S. holder or depositary that are converted into U.S. dollars on a date subsequent to receipt. Dividends paid by us will not be eligible for the dividends-received deduction allowed to corporations under the U.S. Internal Revenue Code of 1986, as amended (the “Code”).

The U.S. dollar amount of dividends received by an individual with respect to the B Shares and B Share ADSs will be subject to taxation at reduced rates if the dividends are “qualified dividends.” Subject to certain exceptions for short-term and hedged positions, dividends paid on the B Shares and B Share ADSs will be treated as qualified dividends if (i) (A) the B shares and B Share ADSs are readily tradable on an established securities market in the United States or (B) we are eligible for the benefits of a comprehensive tax treaty with the United States which the U.S. Treasury determines is satisfactory for purposes of this provision and which includes an exchange of information program, and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The B Share ADSs are listed on the NYSE, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. In addition, the U.S. Treasury has determined that the Tax Treaty meets the requirements for reduced rates of taxation, and we believe we are eligible for the benefits of the Tax Treaty. Based on our audited consolidated financial statements and relevant market data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to the 2024 and 2025 taxable years. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income and relevant market data, we do not anticipate becoming a PFIC for the 2026 taxable year. Holders of B Shares or B Share ADSs should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

Subject to generally applicable limitations and conditions (including a minimum holding period requirement), Mexican dividend withholding tax paid at the appropriate rate applicable to a U.S. holder may be eligible for a credit against such U.S. holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include requirements adopted by the U.S. Internal Revenue Service (“IRS”) in regulations promulgated in December 2021 and any Mexican tax generally will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. holder. In the case of a U.S. holder that either (i) is eligible for, and properly elects, the benefits of the Tax Treaty, or (ii) consistently elects to apply a modified version of these rules under temporary guidance and complies with specific requirements set forth in such guidance, the Mexican tax on dividends will be treated as meeting these requirements and therefore as a creditable tax. In the case of all other U.S. holders, the application of these requirements to the Mexican tax on dividends is uncertain and we have not determined whether these requirements have been met. If the Mexican dividend tax is not a creditable tax for a U.S. holder or the U.S. holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. holder may be able to deduct the Mexican tax in computing such U.S. holder’s taxable income for U.S. federal income tax purposes. Dividend distributions will constitute income from sources without the United States and, for U.S. holders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes.

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

Distributions of additional B Shares or B Share ADSs to U.S. holders with respect to their B Shares or B Share ADSs that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

Taxation of Dispositions

A U.S. holder generally will recognize capital gain or loss on the sale or other taxable disposition of the B Shares or B Share ADSs in an amount equal to the difference between the U.S. holder’s basis in such B Shares or B Share ADSs (in U.S. dollars) and the amount realized on the disposition (in U.S. dollars, determined at the spot rate on the date of disposition if the amount realized is denominated in a foreign currency). Gain or loss recognized by a U.S. holder on such sale or other taxable disposition generally will be long-term capital gain or loss if, at the time of disposition, the B Shares or B Share ADSs have been held for more than one year. Long-term capital gain recognized by a U.S. holder that is an individual is taxable at reduced rates. The deductibility of a capital loss is subject to limitations.

A U.S. holder generally will not be entitled to credit any Mexican tax imposed on the sale or other taxable disposition of the B Shares or B Share ADSs against such U.S. holder’s U.S. federal income tax liability, except in the case of a U.S. holder that consistently elects to apply a modified version of the U.S. foreign tax credit rules that is permitted under temporary guidance and complies with the specific requirements set forth in such guidance. Additionally, capital gain or loss recognized by a U.S. holder on the sale or other taxable disposition of the B Shares or B Share ADSs generally will be U.S. source gain or loss for U.S. foreign tax credit purposes. Consequently, even if the withholding tax qualifies as a creditable tax for U.S. foreign tax credit purposes, a U.S. holder may not be able to credit the tax against its U.S. federal income tax liability unless such credit can be applied (subject to generally applicable conditions and limitations) against tax due on other income treated as derived from foreign sources. If the Mexican tax is not a creditable tax, the tax would reduce the amount realized on the sale or other taxable disposition of the B Shares or B Share ADSs even if the U.S. holder has elected to claim a foreign tax credit for other taxes in the same year. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to a sale or other taxable disposition of, the B Shares or B Share ADSs and any Mexican tax imposed on such sale or disposition.

Information Reporting and Backup Withholding

Dividends on, and proceeds from the sale or other disposition of, the B Shares or B Share ADSs paid to a U.S. holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the holder:

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

U.S. Tax Consequences for Non-U.S. Holders

Taxation of Distributions

A holder of B Shares or B Share ADSs that is, with respect to the United States, a foreign corporation or a nonresident alien individual (a “non-U.S. holder”) will generally not be subject to U.S. federal income or withholding tax on dividends received on B Shares or B Share ADSs, unless such income is effectively connected with the conduct by the holder of a U.S. trade or business.

Taxation of Dispositions

A non-U.S. holder of B Shares or B Share ADSs will not be subject to U.S. federal income or withholding tax on gain realized on the sale of B Shares or B Share ADSs, unless:

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

At the annual shareholders’ meeting held on April 23, 2026, the current members of the Board of Directors, the Audit and Corporate Practices Committee and the Executive Committee were reelected, and the Corporate Secretary and the Corporate Pro-Secretary were reappointed. Ten (approximately 67.0%) of the members of the Board of Directors are independent, and four (approximately 27.0%) are women.

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

The names and positions of the members of the Board reelected or elected for the first time at the 2026 annual general shareholders’ meeting—their term expiring in 2027—their year of birth, and information concerning their committee membership and principal business activities outside América Móvil are set forth below:

CARLOS SLIM DOMIT Chairman of the Board and the Executive Committee	Born:	1967
	First elected:	2011
	Principal occupation:	Chairman of the Board of América Móvil
	Other directorships:	Chairman of the Board of Grupo Carso and its affiliates
	Business experience:	Chief Executive Officer of Sanborn Hermanos

PATRICK SLIM DOMIT Cochairman of the Board and Member of the Executive Committee	Born:	1969
	First elected:	2004
	Principal occupation:	Cochairman of the Board of América Móvil
	Other directorships:	Director of Grupo Carso and its affiliates
	Business experience:	Chief Executive Officer of Grupo Carso and Vice Chairman of Commercial Markets of Telmex

DANIEL HAJJ ABOUMRAD Director and Member of the Executive Committee	Born:	1966
	First elected:	2000
	Principal occupation:	Chief Executive Officer of América Móvil
	Other directorships:	Director of Grupo Carso and Telmex
	Business experience:	Chief Executive Officer of Compañía Hulera Euzkadi

LUIS ALEJANDRO SOBERÓN KURI Director	Born:	1960
	First elected:	2000
	Principal occupation:	Chief Executive Officer and Chairman of the Board of Corporación Interamericana de Entretenimiento (“CIE”)
	Other directorships:	Director of Banco Nacional de México
	Business experience:	Various positions at CIE and its affiliates

FRANCISCO JOSÉ MEDINA CHÁVEZ Director	Born:	1956
	First elected:	2018
	Principal occupation:	Chairman of Grupo Fame
	Other directorships:	Director of Banco Nacional de México and Grupo Comercial Chedraui
	Business experience:	Various positions at Aeroméxico and Mitsui Mexico

ERNESTO VEGA VELASCO Director and Chairman of the Audit and Corporate Practices Committee	Born:	1937
	First elected:	2007
	Principal occupation:	Independent member of the Board of Directors of certain companies.
	Other directorships:	Director of Grupo Kuo and its affiliates, Impulsora de Desarrollo y el Empleo en América Latina, Grupo Palacio de Hierro and affiliates
	Business experience:	Various positions in Desc Group, including Corporate Vice President and Nacional Financiera

RAFAEL MOISÉS KALACH MIZRAHI Director and Member of the Audit and Corporate Practices Committee

	Born:	1946
	First elected:	2012
	Principal occupation:	Chairman and Chief Executive Officer of Grupo Kaltex
	Other directorships:	Director of Grupo Carso and affiliates
	Business experience:	Various positions in Grupo Kaltex

ANTONIO COSÍO PANDO Director	Born:	1968
	First elected:	2015
	Principal occupation:	Vice President of Grupo Hotelero las Brisas, Compañía Industrial Tepeji del Río, and Bodegas de Santo Tomás
	Other directorships:	Director of Grupo Carso and its affiliates, Corporación Actinver, and Grupo Aeroméxico
	Business experience:	Various positions in Grupo Brisas and Compañía Industrial Tepeji del Río

ÓSCAR VON HAUSKE SOLÍS Director	Born:	1957
	First elected:	2011
	Principal occupation:	Chief Fixed-line Operations Officer of América Móvil
	Other directorships:	Member of the Supervisory Board of Telekom Austria and EuroTeleSites
	Business experience:	Chief Executive Officer of Telmex Internacional, Director of Systems and Telecommunications of Telmex and Board member of KPN

VANESSA HAJJ SLIM Director DAVID IBARRA MUÑOZ Director	Born:	1997
	First elected:	2018
	Principal occupation:	Director of América Móvil and Head of Business Development at Inmuebles Carso
	Other directorships:	Director of Grupo Carso

	Born:	1930
	First elected:	2000
	Principal occupation:	Retired.
	Other directorships:	Director of Grupo Carso and its affiliates, and Grupo Mexicano de Desarrollo
	Business experience:	Chief Executive Officer of Nacional Financiera and Secretary of Finance and Public Credit of Mexico

GISSELLE MORÁN JIMÉNEZ Director	Born: First elected:	1974 2021
	Principal occupation:	Chief Executive Officer of Real Estate, Market and Life-style
	Other directorships:	Director in Alignmex Real Estate Capital and Inmocemento, S.A.
	Business experience:	Corporate Commercial Director of Grupo Mundo Ejecutivo

PABLO ROBERTO GONZÁLEZ GUAJARDO Director and Member of the Audit and Corporate Practices Committee	Born:	1967
	First elected:	2007
	Principal occupation:	Chief Executive Officer of Kimberly Clark de México
	Other directorships:	Director of Kimberly Clark de México, Grupo Sanborns and Grupo Lala
	Business experience:	Various positions in the Kimberly Clark Corporation and Kimberly Clark de México

CLAUDIA JAÑEZ SÁNCHEZ Director and Member of the Audit and Corporate Practices Committee	Born:	1971
	First elected:	2021
	Principal occupation:	Chairwoman of Consejo Mexicano de la Industria de Productos de Consumo, A.C.
	Other directorships:	Director of Bolsa Mexicana de Valores, The Mexico Fund Inc., Grupo Industrial Saltillo, HSBC Mexico and Impulsora del Desarrollo y el Empleo en América Latina
	Business experience:	Chairwoman of DuPont Latin America and Chairwoman of the Executive Council of Global Companies

MIRIAM GUADALUPE DE LA VEGA ARIZPE Director	Born:	1960
	First elected:	2025
	Principal occupation:	Chief Executive Officer of Almacenes Distribuidores de la Frontera and Vicepresident of Maximus Inmobiliaria
	Other directorships:	Director of Sitios Latinoamérica and Fresnillo, PLC
	Business experience:	Various positions in Almacenes Distribuidores de la Frontera and Grupo Maximus

Our 2026 annual ordinary general shareholders’ meeting determined that the following directors are independent: Claudia Jañez Sánchez, Gisselle Morán Jiménez, Miriam Guadalupe de la Vega Arizpe, Ernesto Vega Velasco, Pablo Roberto González Guajardo, David Ibarra Muñoz, Antonio Cosío Pando, Rafael Moisés Kalach Mizrahi, Luis Alejandro Soberón Kuri and Francisco José Medina Chávez.

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

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

The aggregate compensation paid to our directors (including compensation paid to members of our Audit and Corporate Practices Committee) and senior management in 2025 was approximately Ps.7.2 million and Ps.111.4 million, respectively. None of our directors is a party to any contract with us or any of our subsidiaries that provides for benefits upon termination of employment. We do not provide pension, retirement or similar benefits to our directors in their capacity as directors. Our executive officers are eligible for retirement and severance benefits required by Mexican law on the same terms as all other employees, and we do not separately set aside, accrue or determine the amount of our costs that is attributable to executive officers because they are included in the overall accrual for all employees subject to such benefits.

SHARE OWNERSHIP OF DIRECTORS AND SENIOR MANAGEMENT

The following table presents information relating to the beneficial ownership of our B Shares as of the date of this annual report by certain of our named executive officers and directors according to the latest beneficial ownership reports available. The following information is based solely on public information filed with the SEC by the listed individuals and has not been provided by nor verified by the Company.

The number of B Shares beneficially owned by each executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. The percentage of ownership is based on 60,195 million B Shares outstanding as of March 31, 2026.

	Number of Shares	Percentage of
	Beneficially Owned	Outstanding Shares*
Directors and Executive Officers:
Carlos Slim Domit(1)	31,197,498,921	51.83%
Patrick Slim Domit(2)	30,114,503,474	50.03%
Vanessa Hajj Slim(3)	10,935,800,349	18.17%
Daniel Hajj Aboumrad	57,174,804	0.09%
Alejandro Cantú Jiménez	131,174	< 1.00%
Óscar Von Hauske Solís	13,600	< 1.00%
Rafael Couttolenc Urrea	13,300	< 1.00%
Carlos José García Moreno Elizondo(4)	-	-

*Sum of individual percentages may exceed 100% because certain directors and executive officers are deemed to share beneficial ownership of the same shares by virtue of their status as a participant in, or beneficiary of, one or more trusts or entities through which B Shares are held. For more information on such trusts and entities, see “Major Shareholders” under Part IV of this annual report.

(1)	Includes 2,325,617,791 B Shares owned directly by Carlos Slim Domit and B Shares owned by the Family Trust, Control Empresarial de Capitales and Grupo Financiero Inbursa.
(2)	Includes 1,242,622,344 B Shares owned directly by Patrick Slim Domit and B shares owned by the Family Trust, Control Empresarial de Capitales and Grupo Financiero Inbursa.
(3)	Includes 2,444,476 B Shares owned directly by Vanessa Hajj Slim and B Shares owned by Control Empresarial de Capitales.
(4)
Officer holds (i) 800,000 B Shares that may be sold upon exercise of an option over B Shares for an exercise price of $16 per American Depositary Receipt (“ADR”), which option expires on August 21, 2026, (ii) 800,000 B Shares that may be sold upon exercise of an option over B Shares for an exercise price of $17 per ADR, which option expires on August 21, 2026, (iii) 464,000 B Shares that may be acquired upon exercise of an option over B Shares for an exercise price of $21 per ADR, which option expires on August 21, 2026, (iv) 144,000 B Shares that may be acquired upon exercise of an option over B Shares for an exercise price of $22 per ADR, which option expires on August 21, 2026 and (v) 344,000 B Shares that may be acquired upon exercise of an option over B Shares for an exercise price of $23 per ADR, which option expires on August 21, 2026.

Except as described above, according to the information provided to us by our directors and members of senior management, none of our directors or executive officers is the beneficial owner of more than 1.0% of any class of our capital stock.

Additionally, none of the above shareholders have voting rights that differ from the voting rights of other shareholders.

CORPORATE GOVERNANCE

Our corporate governance practices are governed by our bylaws, the Mexican Securities Market Law and the regulations issued by the CNBV. We also comply with the Mexican Code of Principles and Best Corporate Practices (Código de Principios y Mejores Prácticas de Gobierno Corporativo). On an annual basis, we file a report with the Mexican Stock Exchange regarding our compliance with the Mexican Code of Principles and Best Corporate Practices.

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

EQUITY COMPENSATION PLANS
Equity compensation plans and all material revisions thereto require shareholder approval, subject to limited exemptions. §§303A.08 and 312.03.	Generally, a shareholders’ meeting approves the adoption or amendment of equity compensation plans.

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

Mexican law requires us to obtain shareholder approval for any issuance of equity securities, although this approval may be delegated by the shareholders meeting to our Board of Directors. Under certain circumstances, we may also sell treasury stock.

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

CONTROLS AND PROCEDURES

A) DISCLOSURE CONTROLS AND PROCEDURES

We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2025. Based upon that evaluation, our management has concluded that our disclosure controls and procedures were not effective as of December 31, 2025, because of the material weaknesses identified in the section below.

In light of the material weaknesses discussed below, we performed additional analysis and other post-closing procedures to ensure our consolidated financial statements are prepared in accordance with generally accepted accounting principles. Accordingly, our management, including our Chief Executive Officer and Chief Financial Officer, have concluded that the consolidated financial statements included in this Form 20-F present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with IFRS, and no adjustments are required to our financial statements as a result of such material weaknesses.

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

Based on our evaluation under the COSO criteria, management concluded that our internal control over financial reporting was not effective as of December 31, 2025. Management identified the following material weaknesses:

(i)
Ineffective ITGCs in the areas of user access and change management for IT systems that relate to the preparation of the financial statements. This material weakness impacts the reliability of the information coming out of the IT systems and the effectiveness of controls which are dependent on information derived from such systems. In addition, the lack of user access controls resulted in inappropriate segregation of duties over the review and approval of journal entries.

(ii)	Controls to assess the completeness and accuracy of information produced by the entity (“IPE”) and used in the execution of controls were not designed nor operating effectively.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. These material weaknesses did not result in a material misstatement in our consolidated financial statements as of and for the year ended December 31, 2025, and, accordingly, no adjustments are required to our consolidated financial statements as a result of such material weaknesses.

Galaz, Yamazaki, Ruiz Urquiza, S.C., an affiliate of a member firm of Deloitte Touche Tohmatsu Limited (“Deloitte”), and an independent registered public accounting firm, issued an attestation report on our internal control over financial reporting on April 28, 2026.

C) ATTESTATION REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of América Móvil S.A.B. de C.V.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of América Móvil S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weaknesses identified below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated April 28, 2026, expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Material Weaknesses

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment:

(i)          Ineffective ITGCs in the areas of user access and change management for IT systems that relate to the preparation of the financial statements. This material weakness impacts the reliability of the information coming out of the IT systems and the effectiveness of controls which are dependent on information derived from such systems. In addition, the lack of user access controls resulted in inappropriate segregation of duties over the review and approval of journal entries.

(ii)          Controls to assess the completeness and accuracy of information produced by the entity (“IPE”) and used in the execution of controls were not designed nor operating effectively.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2025, of the Company, and this report does not affect our report on such financial statements.

Galaz, Yamazaki, Ruiz Urquiza, S.C.
Affiliate of a Member of Deloitte Touche Tohmatsu Limited

/s/ Galaz, Yamazaki, Ruiz Urquiza, S.C.

Mexico City, Mexico
April 28, 2026

D) REMEDIATION PLAN FOR MATERIAL WEAKNESS AND CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is committed to the continued improvement of the Company’s internal control over financial reporting. Management is implementing measures designed to ensure that any control deficiencies are remediated, such that our controls are designed, implemented, and operating effectively.

As of the date of this annual report, management has made, and continues to make changes to remediate the control deficiencies giving rise to the material weaknesses disclosed in this annual report through remediation actions that include, but are not limited to: (i) maintaining sufficient user access controls over granting access to, and certification of, users, including determining user access to information systems and applications, as well as segregation of duties, at an individual user level; (ii) implementing complimentary controls to ensure segregation of duties in the approval and posting of journal entries; (iii) re-designing some of our controls by either automating them or replacing them with enhanced controls; and (iv) implementing controls to assess the accuracy and completeness of IPE where appropriate, including the details of the activities performed in connection with the execution of said controls.

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

Other than the remediation actions described above to address the material weaknesses, there has been no change in our internal control over financial reporting during 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

INSIDER TRADING

According to our insider trading policy, corporate insiders, defined by our policy to include employees, directors, secretary and pro-secretary of the board of directors, independent auditor, chief executive and other officers of AMX and its subsidiaries, must refrain from improper trading, and the appearance of improper trading, in AMX securities. For purposes of the insider trading policy, AMX securities include (i) shares of stock, equity interests, debentures, warrants, bonds, promissory notes, bills of exchange and any other credit instruments, issued by AMX, which are registered with the National Registry of Securities (Registro Nacional de Valores) kept by the CNBV; (ii) ADRs, and any other similar instrument issued outside of Mexico in respect of any of the securities identified in item (i) above; and (iii) financial derivative instruments whose underlying assets are any of the securities identified in item (i) above.

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

A core element of our efforts is our climate change strategy, which covers emissions and fuel and energy management, as well as value chain collaboration. Crafted at the corporate level and implemented by the Energy and Emissions Task Force, chaired by our Chief Mobile Operations Officer, this strategy, along with our broader sustainability initiatives, is regularly reviewed and communicated with both the Sustainability Committee and the Audit and Corporate Practices Committee.

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

PART VI:

REGULATION

REGULATION

MEXICO

Legal Framework

The legal framework for the regulation of telecommunications and broadcasting services is based on constitutional amendments passed in 2013 and 2024, as well as a new Telecommunications and Broadcasting Law (Ley en Materia de Telecomunicaciones y Radiodifusión) and Federal Economic Competition Law (Ley Federal de Competencia Económica) as amended, both of which were enacted in 2025.

In 2014, the now dissolved Federal Telecommunications Institute (Instituto Federal de Telecomunicaciones, or “IFT”) determined that an “economic interest group” consisting of us and our Mexican operating subsidiaries (Telcel, Telmex and Telnor) as well as Grupo Carso and Grupo Financiero Inbursa, constitutes the “preponderant economic agent” in the telecommunications sector, based on a finding that we serve more than half of the customers in Mexico, as measured by the IFT on a national basis. The IFT thus imposed a special regulatory regime known as the “asymmetric regulation” as it applies only to one of the sector’s participants.

In 2024, a constitutional amendment was enacted, under which our existing telecommunications and competition authorities were dissolved, and their current responsibilities were transferred to new centralized federal agencies, which are expected to be more aligned with the federal government’s agenda and to have broader authority to impose additional regulations and greater sanctions.

Due to these constitutional reforms, the IFT was extinguished in October 2025, and the Telecommunications Regulatory Commission (Comisión Reguladora de Telecomunicaciones or “CRT”) was created in its place as a federal executive branch agency with regulatory authority over the telecommunications and broadcasting sectors. The National Antitrust Commission (Comisión Nacional Antimonopolio or “CNA”) was likewise created pursuant to such constitutional reforms as an authority on economic competition, replacing the Federal Economic Competition Commission (Comisión Federal de Competencia Económica or “COFECE”), which was dissolved as part of the same reforms.

The CNA has authority to impose and modify the asymmetric regulation on any preponderant economic agent, subject to prior opinion from the CRT, and to determine when an agent no longer qualifies as a preponderant economic agent. All resolutions and regulations issued by the IFT remain valid, except where they conflict with the new legal framework. Therefore, pursuant to the now dissolved IFT’s 2014 determination, under the new framework we continue to be subject to extensive asymmetric regulations in the telecom sector, which impacts our Mexican fixed-line and wireless businesses. See “—Asymmetric Regulation of the Preponderant Economic Agent” and “— Creation of Red Nacional” under this Part VI. This legal framework has had a substantial impact on our business and operations in Mexico.

Principal Regulatory Authorities

The CRT is a decentralized administrative body of the Digital Transformation and Telecommunications Agency (Agencia de Transformación Digital y Telecomunicaciones or “ATDT”), serving as the regulatory authority for telecommunications and broadcasting services in Mexico. The CRT is led by five commissioners appointed by the head of the Federal Executive with ratification by the Senate and is empowered to implement regulation relating to the telecommunications and broadcasting sectors.

The CNA is a decentralized public body of the Federal Public Administration, operating within the administrative sector of the Ministry of Economy. Its governing body is made up of five commissioners appointed by the head of the federal executive with ratification by the Senate. The CNA serves as the sole authority on competition matters and has the power to determine the existence of “preponderant economic agents” in the telecommunications sector, whether measured by number of users, network traffic or network capacity utilized.

The Digital Transformation and Telecommunications Agency is responsible for designing and directing the federal government’s public policies in the areas of telecommunications, broadcasting and satellite services.

The Mexican government has certain powers in its relations with concessionaires, including the right to take over the management of an operator’s networks, facilities and personnel in cases of imminent danger to national security, public order or the national economy, natural disasters and public unrest, as well as to ensure continuity of public services.

Telecommunications operators are also subject to regulation by the Federal Consumer Bureau (Procuraduría Federal del Consumidor or “PROFECO”) under the Federal Consumer Protection Law (Ley Federal de Protección al Consumidor), which regulates publicity, quality of services and information required to be provided to consumers. Furthermore, PROFECO maintains a specialized office (the Subprocuraduría de Telecomunicaciones) dedicated to consumer protection in the telecommunications sector, with authority to oversee and initiate class action lawsuits on behalf of consumers in response to systemic complaints against telecommunications companies.

In addition, until March 19, 2025, telecommunications operators were subject to the supervision of the National Institute for Transparency, Access to Information and Protection of Personal Data (Instituto Nacional de Transparencia, Acceso a la Información y Protección de Datos Personales, or “INAI”) under the Federal Law for the Protection of Personal Data Held by Private Parties (Ley Federal de Protección de Datos Personales en Posesión de los Particulares), which regulated privacy and the protection of personal data. On March 20, 2025, the Federal Law for the Protection of Personal Data Held by Private Parties was amended and INAI’s supervision powers over personal data in private and public sectors were transferred to the Ministry of Anti-Corruption and Good Governance (Secretaría Anticorrupción y Buen Gobierno). Consequently, this Ministry is now empowered to conduct investigations and impose administrative fines on private parties found to be in violation of the Federal Law for the Protection of Personal Data Held by Private Parties.

Asymmetric Regulation of the Preponderant Economic Agent

We are currently subject to extensive specific asymmetric measures based on the determination by the now dissolved IFT that we and certain affiliates constitute the preponderant economic agent in the telecommunications sector. Below is a summary of the most important measures applicable to us.

Interconnection Rates. The CRT will continue to set the fixed and mobile rates that we charge other carriers for terminating calls to our networks. These rates are different from rates that carriers may charge us for termination services. Previously, the IFT set interconnection rates a for a three-year period, and it is expected that the CRT will set them for the same period. For year 2026, we will continue to charge carriers according to the fixed and mobile rates set by the now dissolved IFT.

Sharing Of Wireless Infrastructure and Services. We must (i) provide other carriers access to passive infrastructure, including towers, sites, ducts and rights of way, (ii) allow mobile virtual network operators (“MVNOs”) to resell those services we provide to our customers and (iii) provide other carriers access to domestic roaming services; in each case, pursuant to CRT pre-approved reference terms (ofertas públicas de referencia). If we cannot reach an agreement with other carriers or MVNOs, our rates will be determined by the regulatory authority using a long-run average incremental costs methodology, or, in the case of resale services provided by MVNOs, a “retail-minus” methodology.

For mobile services, the CRT has the right to verify, through a replicability test, that carriers using our regulated wholesale services can match our end user rates.

Sharing of Fixed Infrastructure and Services. We must provide other carriers access to (i) passive infrastructure, including towers, sites, telephone poles, ducts, manholes and rights of way, (ii) elements of our network that allow other carriers to use our network or resell those services we provide to our customers and (iii) our dedicated links (either local or long distance).

Access rates are subject to different pricing regimes depending on the service. For dedicated links, telephone poles, ducts, manholes and rights of way, rates are generally determined by the regulatory authority using a long-run average incremental cost methodology; however, rates for towers and sites are freely negotiated, as price regulations on those assets have been lifted by a regulatory resolution. In the event we cannot reach a rate agreement with another carrier, the regulatory authority may nonetheless determine the applicable rates using the long-run average incremental cost methodology. For wholesale resale services, rates are determined using a retail-minus pricing model.

For fixed services, the CRT has the right to verify, through a margin squeeze test, that carriers using our regulated wholesale services can match our end user rates.

Local Loop Unbundling. We must offer other carriers access to elements of our local loop network separately on terms and conditions (including rates) pre-approved by the CRT. The now dissolved IFT also ordered the legal and functional separation of the provision of wholesale regulated fixed services related to local loop unbundling, and also included the local dedicated links and shared access/use of passive infrastructure related to the local loop network. See “— Creation of Red Nacional” under this Part VI.

Certain Obligations Relating to Retail Services. Rates for the provision of telecommunications services to our customers are subject to the CRT’s prior authorization.

We are also subject to certain obligations and restrictions relating to the sale of our services and products; one such obligation includes unlocking mobile devices for our customers and regulations on the sale and financing of mobile devices.

Content. We are subject to specific limitations on acquisitions of exclusive transmission rights to “relevant” content (contenidos audiovisuales relevantes), as determined from time to time by the CNA, including the Mexican national team soccer matches, the opening and closing ceremonies and certain matches of the FIFA World Cup, the semifinal and final matches of the Liga MX soccer tournament and the Super Bowl.

Reference Terms. Every year we must submit, for CRT’s approval, a proposal of the reference terms for all wholesale services that are subject to asymmetric regulation for the following year. Once approved, we must publish and offer the regulated wholesale services, in the terms approved by CRT.

Biannual Review of Asymmetric Regulation

Every two years, the regulatory authority initiates a review process of the imposed asymmetric regulation, as a result of which it issues a new resolution modifying, adding to, or eliminating the terms of such regulation. In 2024, we received a resolution from the now dissolved IFT based on its third evaluation of the asymmetric regulations imposed. The resolution modifies and adds new asymmetric regulations for mobile and fixed services. Such regulations for mobile services relate to (i) national roaming, (ii) end users, (iii) distribution channels and (iv) public tenders. Such regulations for fixed measures relate to (i) services with characteristics that differ from those in reference terms, (ii) rates for sharing of passive infrastructure, (iii) dedicated-links, (iv) electronic management system and (v) public tenders. We have challenged the resolution issued by the IFT in accordance with applicable law and final determinations are pending.

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

The prices and terms of the services provided by Red Nacional are subject to CRT regulation, which could affect the viability and financial requirements of Red Nacional. In December 2025, the CRT issued a resolution lifting price regulations on access to certain local loop access services (servicios de desagregación indirecta del bucle local) in 107 municipalities.

On March 6, 2020, Red Nacional began providing wholesale services as an entity operationally independent from Telmex and Telnor. However, the implementation of the Separation Plan has been complex, and some features remain uncertain and may require further development. As a result, we are not yet able to identify all the possible consequences, but some of the consequences could have a material adverse impact on us.

We have challenged the resolution in the Mexican courts. However, legal challenges will not suspend the implementation of the Separation Plan and final determinations are pending.

Substantial Market Power Investigations

When IFT was established, it succeeded to several major proceedings begun by predecessor agencies. These legacy proceedings have never been finally resolved, but the substance of the investigations and the potential relief have been largely superseded by the asymmetric regulation and other subsequent actions of the now dissolved IFT. The CNA has succeeded the proceedings priorly managed by the IFT.

Our competitors have submitted multiple requests to the now dissolved IFT alleging anti-competitive practices or non-compliance with certain asymmetric regulations. We expect CNA to investigate these allegations and any other legal actions brought by our competitors, and it is possible that some of them could lead CNA to make findings adverse to us.

Concessions

Carriers of public telecommunications networks, such as Telcel, Telmex and Red Nacional, must operate under a concession. The telecommunications regulator grants new concessions and extends existing ones, which concessions may only be granted to a Mexican citizen or corporation that has agreed to the concession terms and may not be transferred or assigned without the approval of the CRT. Our Mexican operating subsidiaries hold three types of concessions:

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

Migration of Concessions and Additional Services

Mexico’s legislative framework allows for a unified concession (concesión única), which permits the holder to provide all types of telecommunications and broadcasting services, and a regime under which an existing concession can be migrated to the new unified concession at the end of its term or upon request by the concession holder. A unified concession has a term of up to 30 years, extendable for up to an equal term. Also, a current concession may be modified to add services not previously contemplated therein.

However, as a result of our preponderant economic agent status, Telcel, Telmex and Telnor require regulator approval to migrate to a unified concession or add services, such as Pay TV, to a current concession, subject to several conditions, including (i) payment of any new applicable concession fee to be determined by the regulator, (ii) compliance with current requirements under the network concession, the 2024 constitutional amendments, the 2025 legislation and any additional measures imposed by the regulator on the preponderant economic agent and (iii) such other requirements, terms and conditions as the regulator may establish in the concession itself. We expect the process of migration or additional services to be lengthy and complex. Consequently, Telcel, Telmex and Telnor may not be able to provide certain additional services, such as Pay TV and broadcasting, in the near term.

In 2018, we filed a request for a unified concession including Pay TV. In 2022, 2024 and 2026, we filed reminders for the IFT to address our request for a unified concession. However, as of the date of this annual report, the CRT has not resolved this request.

In March 2026, a new concession for Telmex entered into effect, and a new concession for Telnor will enter into effect in May 2026, both with a renewed term of 30 years. Such concessions do not include authorization to offer television or Pay TV services.

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

The 2026 Federal Fees Law establishes that concessionaires may credit coverage commitments against the corresponding fees for the use and exploitation of mobile spectrum bands. As of the date of this annual report, the CRT has not issued the specific terms and conditions necessary to implement this credit mechanism.

Telmex’s Concessions

Telmex has a concession that continues through 2056. In 2023, new terms for the concession were issued, effective 2026. The new terms are substantially similar to those in effect in prior periods. The new terms expressly exclude the authorization to provide television services.

Telmex’s subsidiary, Telnor, holds a separate concession, which covers one state and two municipalities in northwestern Mexico, which expires in 2026. The now dissolved IFT also granted Telnor a 30-year extension of its concession, which will become effective on May 27, 2026 and will remain valid until 2056. The material terms of Telnor’s concession are similar to those of Telmex’s concession.

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

In 2020, Telnor was notified of a resolution issued by the IFT imposing a fine of Ps.1.3 billion for Telnor’s alleged noncompliance with information availability rules regarding certain passive infrastructure (poles, ducts) in the electronic management system used for wholesale services. Telnor has exercised all legal remedies challenging the resolution. As of the date of this annual report, a final resolution is pending.

In 2023, Telmex and Telnor were notified of a resolution issued by the IFT imposing fines of Ps.$262.2 million and Ps.$9.3 million, respectively, for alleged relative monopolistic practices. Telmex and Telnor have exercised all legal remedies challenging the resolution. As of the date of this annual report, a final resolution is pending.

Telcel’s Fines

In 2024, our subsidiary Telcel was notified of a resolution issued by the IFT regarding an investigation initiated by a competitor in 2021 for the alleged commission of relative monopolistic practices in the market for the commercialization of telecommunications services and mobile terminals in Colima, Jalisco and Michoacán. Through this resolution, a fine was imposed to Telcel for an amount of Ps.90.6 million. Telcel has challenged this fine in accordance with applicable law.

On June 11, 2025, after an investigative process, the IFT issued a resolution imposing a fine on our subsidiary, Telcel, in an amount of Ps.1,782.6 million for the alleged commission of relative monopolistic practices in the distribution and commercialization of SIM cards through convenience store chains in the Mexican market. Telcel has challenged the investigation process and the corresponding fine.

Rates for Wireless Service

Wireless services concessionaires are generally free to establish the prices they charge customers for telecommunications services. Wireless rates are not subject to a price cap or any other form of price regulation. The interconnection rates concessionaires charge other operators are also generally established by agreement between the parties and, if the parties cannot agree, may be imposed by the CRT, subject to certain guidelines, cost models and criteria. The CRT publishes at the end of the year the rates they would impose in the event of a dispute, eliminating all incentives for a negotiation among the parties. The establishment of interconnection rates has resulted, and may in the future result, in disputes between carriers and with the CRT.

The CRT is also authorized to impose specific rate requirements on any carrier that is determined by the CRT to have substantial market power under the Federal Economic Competition Law and the 2025 legislation. For more information on litigation related to the Federal Antitrust Law and the 2014 legislation, see “—Substantial Market Power Investigations” under this Part.

Rates for Fixed Service

Telmex’s and Telnor’s concessions subject its rates for basic retail telephone services in any period, including installation, monthly rent, measured local-service and long-distance service, to a ceiling on the price of a “basket” of such services, weighted to reflect the volume of each service provided by Telmex during the preceding period. Telmex and Telnor are required to file a survey with the CRT every four years with its projections of units of operation for basic services, costs and prices. Telmex and Telnor are free to determine the structure of their own rates under their concessions. However, for residential fixed-line rates, a cap promulgated by the CRT based on the long-run average incremental cost applied to Telmex until March 2026, and will apply to Telnor until May 2026. Notwithstanding the elimination of this price cap, Telmex has not raised its nominal rates for many years, passing on the benefits of Telmex´s increased productivity to its customers.

Although the price ceiling methodology imposed by the regulator is no longer applicable to Telmex, the condition imposed by the now dissolved IFT in its First Biannual Review requiring Telmex to conduct margin squeeze tests before receiving regulatory authorization to commercialize any retail services remains in place. Such margin squeeze tests are intended to confirm whether revenues from commercial offerings of a vertically integrated operator are sufficient to cover wholesale payments and costs associated with downstream activities to provide the retail service. For more information on the asymmetric regulations, see “Biannual Review of Asymmetric Regulation.”

Prices for Telmex’s and Red Nacional’s wholesale services are established by the CRT. See “—Asymmetric Regulation of the Preponderant Economic Agent” and “— Creation of Red Nacional” under this Part VI.

Identification of Mobile Lines

The new Telecommunications and Broadcasting Law establishes that, in order for a provider or concessionaire to continue providing service to all of its active lines, as well as to activate new lines, a mobile telephone number must be bound to the subscriber’s National Identity Number (“CURP”) or to their the Federal Identity Number for Tax Purposes (“RFC”). To this end, in December 2025, the CRT issued the Guidelines for the Identification of Mobile Lines (Lineamientos para la Identificación de Líneas Telefónicas Móviles, the “Guidelines”), which regulate this new obligation. This obligation applies to all concessionaires and authorized providers that render mobile telephone services in Mexico.

Pursuant to the Guidelines, all new lines activated on or after January 9, 2026 must be bound to the subscriber’s CURP or RFC at the time of contracting.  For users who held an active line prior to January 9, 2026, concessionaires and providers are required to provide such users with the means to bind their mobile telephone lines to their CURP or RFC. Any line that has not been bound by June 30, 2026 will be suspended by the relevant provider or concessionaire until the user completes the binding process.

The Guidelines limit each individual subscriber to 10 mobile telephone lines. This limit does not apply to individuals with business activities, legal entities, or public entities.

As of January 9, 2026, Telcel made a publicly accessible platform available to its users in the form of a website, enabling them to bind and unbind their mobile telephone lines. On February 7, 2026, Telcel incorporated a public consultation website, allowing users to verify which mobile telephone lines are bound to their CURP or RFC.

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

SUBSIDIARY	LICENSE	TERMINATION DATE
Claro Brasil	Fixed Local Voice Services	Indefinite
	Domestic and International Long-Distance	Indefinite
	Voice Services	Indefinite
	Personal Communication Services	Indefinite
	Data Services	Indefinite
	Mobile Maritime Services	Indefinite
	Global Mobile Satellite Services	Indefinite
Claro TV	DTH TV Services	Indefinite
	Data Services	Indefinite
Americel S.A.	Data Services	Indefinite
Telmex do Brasil	Data Services	Indefinite
Claro NXT	Data Services	Indefinite
	Cable TV Services	Indefinite

In addition, Claro TV has various orbital position authorizations for our satellite operations, which are set to expire between 2027 and 2040. These grants were transferred from Claro Brasil to Claro TV in 2020, subsequent to Anatel’s approval. Requests for extensions for 15 more years have been requested from Anatel. Claro Brasil also has radio frequency licenses to provide PCS, which are set to expire between 2036 and 2041.

Nextel Brazil had radio frequency licenses to provide PCS, which were transferred to Claro Brasil on February 2021 and will expire between 2026 and 2031.

On June 30, 2021, all of Claro Brasil’s cable TV (SeAC) assets and its license were transferred to Nextel Brazil by means of a corporate restructuring.

On November 4 and 5 of 2021, during a 5G auction, Claro Brasil won 100 MHz of the 3.5 GHz frequency band. This band has national reach and is committed to taking 5G to municipalities with more than 30,000 inhabitants. In the same auction, the company also won the 2.3 GHz frequencies in the North, South, Midwest, São Paulo and Triângulo Mineiro regions and two blocks of 400 MHz National frequencies of 26 GHz. These licenses are valid until 2041 and are renewable.

Brasilia became the first city in Brazil to offer 5G connectivity in the 3.5 GHz band in July 2022. In 2022, Brazil’s 27 state capitals were approved for standalone 5G connectivity in 3.5 GHz. By the end of 2023, 3,079 cities were approved to offer 5G connectivity in the 3.5 GHz band, which represents more than 55.0% of the total cities in Brazil. By the end of 2024, all 5,570 cities in Brazil were approved to offer 5G connectivity in the 3.5 GHz band.

Concessions

On December 24, 2025, Authorization Term No. 5/2025 (the “Single Term”) was signed, formalizing the conversion of the contracts governing long-distance switched fixed telephony services from a concession system to an authorization regime. As a result of this process: (i) the assets used for the provision of such services are no longer classified as “reversible indispensable” assets and are therefore no longer liable to potential forfeiture by the government, being now free of any encumbrances or restrictions and remaining the property of Claro Brasil; (ii) the adaptation cost of approximately R$2.41 billion will be fully offset by investment commitments (with implementation periods of up to 10 years and operational periods of up to 20 years), commitments for the maintenance of public telephones (for a period of 3 years), and costs of contracting guarantees; and (iii) certain litigation related to the concession, in the amount of approximately R$414 million, has been extinguished. In addition, the biennial fee previously applicable to the concession is no longer due.

Concession Fees

Claro Brasil is required to pay a biennial fee after the first 15 year term of its PCS authorizations equal to 2.0% of net revenues from wireless services, except for the final year of the 15 year term of its PCS authorizations, in which the fee equals 1.0% of net revenues from wireless services.

Regulation of Rates

Anatel regulates rates (tariffs and prices) for all telecommunications services, except for fixed-line broadband services, Pay TV, mobile services and satellite capacity rates, which are not regulated. In general, PCS license holders and fixed local voice and long distance voice services license-holders are authorized to increase basic plan rates annually.

Regulation of Wholesale Market Competition

In 2012, Anatel approved the General Competition Plan (Plano Geral de Metas da Competição, or “PGMC”), a comprehensive regulatory framework aimed at increasing competition in the telecommunications sector. The PGMC imposes asymmetric measures upon economic groups determined by Anatel to have significant market power in any of the five (5) wholesale markets in the telecommunications sector, on the basis of several criteria, including having over 20.0% of market share in the applicable market.

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

In 2018, Anatel approved Claro Brasil’s most recent wholesale reference offers with respect to national roaming, telecommunications duct infrastructure, long-distance leased lines, high capacity transport above 34 Mbps, wireless networks interconnection, fixed network interconnection, internet network interconnection and internet links, which are reviewed and approved by Anatel on an annual basis. Anatel also reviews its determination of which operators have significant market power on a quadrennial basis. Anatel began its first review of all telecom operators in 2014 and published the most recent list of operators with significant market power for each of the relevant markets in 2018. In addition to the review, in 2018 Anatel changed some of the asymmetric measures applicable under the PGMC and added two new wholesale markets covering high capacity transport and fixed network interconnection. Anatel changed the rule again in 2025 through Resolution 783/2025, which eliminated the public offering obligation previously applicable to the markets for the industrial exploitation of dedicated lines and high-capacity transport. At the same time, Resolution 783/2025 maintained, with certain adjustments to the applicable rules, the obligations applicable to the remaining four wholesale markets in which Claro Brasil holds significant market power: fixed network interconnection, mobile network interconnection, national roaming, and passive infrastructure.

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

CADE Anti-Competition Proceeding

On September 13, 2023, the Administrative Council for Economic Defense (“CADE”)’s Tribunal issued its final ruling convicting and imposing the following fines against Claro Brasil (R$30.9 million), Oi Móvel S.A. (“Oi”) (R$53.6 million) and Telefônica Brasil S.A. (“Telefônica”, together with Claro Brasil and Oi, the “Defendants”) (R$28.3 million). The fines relate to a complaint filed by British Telecom do Brasil (“BT”) against the Defendants alleging, among other things, that, in connection with the formation of a consortia among them to participate in a public bid (Rede Correios Consortium), the Defendants (i) colluded to prevent competition between the leading players in the broadband internet services market in Brazil, which caused anti-competitive effects in the telecommunications sector and (ii) made it difficult for BT to participate in the bid through price discrimination tactics and by refusing to supply communication circuits (specifically, MPLS links) that were required for BT to participate in the bid. Claro Brasil is currently disputing the conviction and the final fine applied in judicial court, having elected to make the full payment thereof in order to avoid the accrual of interest and a potential monetary adjustment. On September 3, 2025, the Court of First Instance denied the claims and upheld the penalty applied to Claro Brasil. The appeal filed by Claro Brasil is currently pending adjudication.

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

In 2017, the ICT Ministry issued a decree approving a higher cap on spectrum acquisitions by operators in low and high frequency bands. This new cap allows Comcel to participate in future spectrum auctions. In June 2023, the ICT Ministry released a plan to conduct spectrum auctions in the 700 MHz, 1900 MHz, 2.5 GHz and 3.5 GHz bands (the “2023 Auctions”). The final resolution containing the 2023 Auctions’ terms and conditions was published by the ICT Ministry in October of 2023. The 2023 Auctions took place on December 20, 2023, with the following results: Comcel acquired 80 MHz in the 3.5 GHz frequency and 10 MHz in the 2500 MHz frequency; Telecall Colombia S.A.S., participating as a new competitor in the mobile market, was granted a 80 MHz license to operate in the 3.5 GHz frequency; and Partners Telecom Colombia SAS – PTC was granted a 80 MHz license to operate in the 3.5 GHz frequency. In October 2023, Comcel obtained a renewal of its 30 MHz in the 2.500 MHz spectrum in Colombia for an additional 20-year period for an amount of Ps.1,949 million.

In October 2023, the SIC approved the integration of Movistar’s and Tigo’s mobile networks and spectrum licenses, subject to certain conditions, including the reversion of spectrum exceeding the regulatory spectrum cap. The approved integration resulted in the creation of a new entity, called NetCo, that will manage the integrated mobile network and spectrum, and the creation of a temporary union (Unión Temporal or “Temporary Union”) to which Movistar and Tigo will transfer their assigned spectrum licenses. In January 2025, the SIC published the notice of economic integration between Movistar and Tigo. On February 5, 2024, Comcel filed a petition requesting the adoption of certain conditions as a prerequisite to approval of the transaction.  In November 2025, the SIC approved the business integration operation between Tigo and Movistar, subject to conditions to mitigate risks to competition. In February 2026, Tigo announced that its takeover bid for 67.5% of the shares of Movistar, until then held by Telefónica Hispanoamérica, had been accepted, and announced that as a result, as of February 4, 2026, Tigo would assume operational control of Movistar.

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

As a result of limitations established by the FNE during the approval process, Claro Chile, SpA was forced to divest from its Pay TV satellite service business, and the business was in turn transferred to Tu Ves SpA in December 2023.

In February 2025, the concession for the 3.5 GHz band was officially granted to Claro Chile, SpA. The first phase of network deployment was fully completed and formally accepted by SUBTEL.

In January 2026, Chile’s Antitrust Court (Tribunal de Defensa de la Libre Competencia or “TDLC”) accepted our request for the total lifting of the measures that had affected Claro Chile SpA, and previously VTR, since 2004. Such measures included, among others, restrictions on the ownership of satellite or microwave television companies, obligations to provide non-discriminatory wholesale broadband access, prohibitions on the abuse of market power over third-party programmers, and limitations on price increases and reductions in programming quality. The ruling in our favor was appealed to the Chilean Supreme Court (Corte Suprema de Justicia) by one television channel (TV Más, SpA).

Currently, our subsidiaries that provide services to customers in Chile are Claro Chile, SpA, Claro Comunicaciones SpA, and VTR Comunicaciones SpA.

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

AMX Argentina S.A. (“AMX Argentina”), has a license with national scope to provide information and communications technology (“ICT”) services. The license includes fixed and mobile telephone services, internet access, data transmission, pay cable television, and value-added services, among other services. At the end of 2023, ENACOM authorized fixed and mobile service providers to provide direct-to-home (“DTH”) technology for pay television services, which was previously prohibited. In 2024, pursuant to this newly granted authorization, AMX Argentina obtained a DTH license.

AMX Argentina holds licenses to operate an international mobile telecommunications (IMT) spectrum in the 700 MHz, 900 MHz, 1700/2100 MHz (AWS), 1900 MHz, 2600 MHz and 3.5 GHz frequency bands. Some of these authorizations expire in 15 or 20 years and others have no expiration date. Each license contains certain coverage parameters, reporting and service requirements.

All telecommunications providers in Argentina are required to contribute 1.0% of their monthly revenues to fund the provision of telecommunications services to underserved areas and underserved individuals (the “Universal Service Fund”). In January 2025, through Decree 6/2025, the executive branch of the Argentine government dissolved the Universal Service Fund while maintaining the contribution obligation aimed at ensuring equitable access to ICT services. ENACOM, through Resolution No. 3/2025, confirmed that ICT service licensees must continue making the 1.0% revenue contribution to achieve the public policy goal of the now defunct Universal Service Fund. Subsequently, Decree No. 312/2025 assigned ENACOM the responsibility of administrating the contribution process.

On January 29, 2024, pursuant to Executive Decree 89/2024, the executive branch of the Argentine government ordered a 180-day intervention of ENACOM, subject to extensions, to conduct an assessment and propose changes to the regulatory framework. Decree 938/2025 extended the intervention until January 2027.

PARAGUAY

The National Telecommunications Commission of Paraguay (Comisión Nacional de Telecomunicaciones de Paraguay, or “CONATEL”) is responsible for overseeing and regulating the telecommunications industry in Paraguay.

AMX Paraguay, S.A. (“AMX Paraguay”) holds licenses to operate in the 700 MHz and 1700/2100 MHz frequency bands. Additionally, AMX Paraguay possesses a nationwide internet access and data transmission license, which was renewed in November 2022 for a five-year term (valid until 2027). AMX Paraguay also holds licenses to provide DTH and cable TV services. The DTH License was renewed for an additional five-year term in 2025 and is currently valid until July 30, 2030. AMX Paraguay’s cable TV services license was renewed in July 2021 for a ten year term (until 2031). These licenses are renewable, subject to regulatory approval, and contain coverage, reporting and service requirements. CONATEL is vested with the authority to revoke licenses in the event of a material breach of the license terms.

Furthermore, AMX Paraguay participated in the auction of the 3.5 GHz band and was awarded 200 MHz of spectrum in the 3,500-3,700 MHz range for a five-year term expiring in September 2030. AMX Paraguay is the only local telecommunications operator that was awarded spectrum in this band and therefore, as of the date hereof, the only operator providing mobile services in Paraguay using 5G technology.

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

Telstar S.A. holds licenses to provide international and national data services that have no expiration date. On July 23, 2025, URSEC revoked our license to provide international long distance communications pursuant to Resolution No. 258/2025. The revocation was based on a licensing regulation that permits URSEC to revoke authorizations if services are not provided for a period of 60 days. The revocation resulted from a regulatory review conducted by URSEC of all entities under its jurisdiction. As we provide such long distance communications services through another Group company (AMWU), the revocation of Telstar S.A.’s licenses did not have any material adverse consequences.

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

In February 2026, Flimay initiated a lawsuit for damages against the government, seeking damages in excess of U.S.$55 million, representing lost profits or loss of opportunity arising from the 13-year period during which Flimay was unable to exploit the license .In July 2020, the Consideration Law (Ley de Urgente Consideración) No. 19,889 was enacted, and pursuant to articles 471 through 476, established a number portability regime for mobile services. In January 2021 Decree No. 26 approved the regulation of the portability system.

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

Consorcio Ecuatoriano de Telecomunicaciones, S.A. (“Conecel”) holds concessions to operate in the 850 MHz, 1900 MHz and AWS bands. Conecel’s PCS concession was renewed for 15 years following a renewal process of Conecel’s concessions, and is now set to expire in 2038. The PCS concession imposes certain quality-of-service obligations on Conecel, including requirements related to successful call completion, dropped calls, customer service, minimum signal service in the coverage area and other service conditions. Conecel obtained additional concessions of 170 MHz in the 3.5 GHz and 700 MHz bands, along with a spectrum extension in the AWS band, which remain valid until 2038. These renewed concessions include a contractual stability clause, which provides that the regulatory framework in effect in Ecuador at the time of signing will continue to govern the concessions for their duration, shielding Conecel from subsequent adverse regulatory changes. Additionally, Conecel’s annual concession payment was reduced from 2.93% to 1.5% of mobile service revenues, with no change to the taxable base on which the payment is calculated.

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

Recalculation of Concession Fees

Arcotel initiated several proceedings to recalculate the variable portion of the concession fees payable under Conecel’s concessions, which, as of 2024, was equivalent to 2.93% of Conecel’s annual revenues, for the periods from 2017 to 2024. These proceedings remain ongoing.

The recalculation proceedings for the periods from 2009 to 2016 were disputed with Arcotel in arbitration. On April 7, 2020, an arbitration court from the International Arbitration and Mediation Center (Centro Internacional de Arbitraje y Mediación, or “CIAM”) issued its resolution which was favorable for Conecel. Arcotel was ordered to pay Conecel U.S.$32.4 million plus interest for the periods between 2009 and 2016.

However, on February 1, 2021, the Provincial Court of Justice accepted Arcotel’s request to nullify the arbitral resolution. The annulment of the resolution did not end the dispute with Arcotel, as a new CIAM arbitration court reviewed the matter, and, on March 8, 2023, issued a second arbitration award in favor of Conecel, which Arcotel sought to annul in front of the Provincial Court of Justice. In addition, on April 14, 2021, Conecel pursued an Extraordinary Action for Protection before the Constitutional Court on the grounds that its constitutional rights had been violated. On January 15, 2025, the Constitutional Court issued a ruling in favor of Conecel.

Following the Constitutional Court’s ruling, the President of the Provincial Court of Pichincha was required to issue a new ruling on the annulment of the first arbitral award. On June 6, 2025, the President rejected Arcotel’s annulment action, upheld the first arbitral award, found Arcotel in breach, and ordered it to indemnify Conecel. Additionally, the court declared the separate annulment proceeding regarding the second arbitral award closed. Arcotel subsequently filed an Extraordinary Protection Action, which was declared inadmissible, exhausting all available appeals. As a next step, Conecel plans to enforce the judgment.

Decrease in Monthly Fees For Use of Spectrum

In December 2022, Arcotel released a new regulation aimed at decreasing the monthly fees for use of spectrum. This decrease became effective as of January 2023. According to this regulation, the monthly fees will start decreasing by up to 47.0% in 2023, 58.0% in 2024, 70.0% in 2025 and 82.0% in 2026.

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

In December 2025, Claro Perú obtained a license for 100 MHz of spectrum in the 3.5 GHz band through a public tender process. The spectrum license has a 20-year term.

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

EUROPE AND OTHER JURISDICTIONS

European Legal Framework and Principal Regulatory Authorities

The telecommunications regulatory framework in the EU is based on the European Electronic Communications Code (EECC) that is currently in the process of being reviewed. Austria, Bulgaria, Croatia and Slovenia are EU member states. North Macedonia and Serbia, candidates for accession to the EU, are expected to gradually harmonize their regulatory frameworks with the EU’s framework.

In each European country in which we operate, we are also subject to a domestic telecommunications regulatory framework and to oversight by one or more local regulators.

Licenses

COUNTRY	FREQUENCY	TERMINATION DATE
AUSTRIA	800 MHz	2029
	900 MHz	2034
	1500 MHz	2044
	1800 MHz	2034
	2100 MHz	2044
	2600 MHz	2026
	3500 MHz	2039
	26000 MHz	2046
BELARUS	900 MHz	Not applicable
	1800 MHz	Not applicable
	2100 MHz	Not applicable
BULGARIA	700 MHz	2038
	800 MHz	2038
	900 MHz	2034
	1800 MHz	2034
	2100 MHz	2035
	3500 MHz	2041
	26000 MHz	2042
CROATIA	700 MHz	2036
	800 MHz	2039
	900 MHz	2039
	1800 MHz	2039
	2100 MHz	2039
	2600 MHz	2039
	3500 MHz	2036
	26000 MHz	2036
NORTH MACEDONIA	700 MHz	2037
	800 MHz	2033
	900 MHz	2028
	1800 MHz	2033
	2100 MHz	2028
	3500 MHz	2037
SERBIA	700 MHz	2047
	800 MHz	2031
	900 MHz	2047
	1800 MHz	2047
	2100 MHz	2047
	2600 MHz	2047
	3500 MHz	2047
SLOVENIA	700 MHz	2036
	800 MHz	2029
	900 MHz	2031
	1500 MHz	2036
	1800 MHz	2031
	2100 MHz	2036
	2600 MHz	2029
	3500 MHz	2036
	26000 MHz	2036

COUNTRY	FREQUENCY	TERMINATION DATE
AUSTRIA	800 MHz	2029
	900 MHz	2034
	1500 MHz	2044
	1800 MHz	2034
	2100 MHz	2044
	2600 MHz	2026
	3500 MHz	2039
	26000 MHz	2046
BELARUS	900 MHz	Not applicable
	1800 MHz	Not applicable
	2100 MHz	Not applicable
BULGARIA	700 MHz	2038
	800 MHz	2038
	900 MHz	2034
	1800 MHz	2034
	2100 MHz	2025
	3500 MHz	2041
	26000 MHz	2042
CROATIA	700 MHz	2036
	800 MHz	2039
	900 MHz	2039
	1800 MHz	2039
	2100 MHz	2039
	2600 MHz	2039
	3500 MHz	2036
	26000 MHz	2036
NORTH MACEDONIA	700MHz	2037
	800 MHz	2033
	900 MHz	2028
	1800 MHz	2033
	2100 MHz	2028
	3500 MHz	2037
SERBIA	800 MHz	2026
	900 MHz	2026
	1800 MHz	2026
	2100 MHz	2026
SLOVENIA	700 MHz	2036
	800 MHz	2029
	900 MHz	2031
	1500 MHz	2036
	1800 MHz	2031
	2100 MHz	2036
	2600 MHz	2029
	3500 MHz	2036
	26000 MHz	2036

OTHER JURISDICTIONS

COUNTRY	PRINCIPAL REGULATORY AUTHORITIES	CONCESSION AND LICENSES
COSTA RICA
Superintendency of Telecommunications (Superintendencia de Telecomunicaciones) Ministry of Science, Innovation, Technology and Telecommunications (Ministerio de Ciencia, Innovación, Tecnología y Telecomunicaciones)

•      Concessions of 70 MHz in the 1800/2100 MHz bands that expire in 2036.
•      Concessions 30 MHz in the 1800/2100 MHz bands that expire in 2033
•      License to operate Pay TV services using DTH technology that will expire in 2026
•      Concessions of 20 MHz in the 700 MHz band that expire in 2040.
•      Concessions of 50 MHz in the 2300 MHz band that expire in 2040.
•      Concessions of 100 MHz in 3.5 Band that expire in 2040.
•      Concessions of 400 MHz in 26 GHz Band that expire in 2040

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
•      Rights of use of 40 MHz in the 700 MHz band to provide all types of services that expire in 2043.
•      Rights to use of 50 MHz in the 2.5 GHz band to provide all types of services, inside of the country, that expire in 2043.
•      License to provide Pay TV Services that expires in 2038.

COUNTRY	PRINCIPAL REGULATORY AUTHORITIES	CONCESSION AND LICENSES
NICARAGUA	Nicaraguan Telecommunications and Mailing Institute (Instituto Nicaragüense de Telecomunicaciones y Correos)
•      Concessions in the 700 MHz, 850 MHz, 1900 MHz and 1700/2100 MHz bands that all expire in 2042
•      Concession of 50 MHz in the 3.5 GHz band that will expire in 2042
•      Licenses to provide DTH technology and Pay TV services that expire in 2042.

HONDURAS	Honduran National Telecommunications Commission (Comisión Nacional de Telecomunicaciones)
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
•     Concessions to use the 850 MHz band that expire in 2026, 2028, 2030, 2031 and 2036*.
•     Concessions to use the AWS-1 band (1700/2100 MHz) that expire in 2037 and 2041*.
•      Concessions to use the AWS-3 band (1700/2100 MHz) that expire in 2028.
•      Concessions to use the 3.5 GHz band that expire in 2031.
•      Concessions to use the 2.5 GHz band that expire in 2032 and 2033.
•     Long-term transfer lease concessions to use 35.6 MHz of the 2.5 GHz band that expire in 2026, 2030, 2032, 2033, 2035 and 2036*.
•      Long-term transfer lease concessions to use BRS/Band 41 (2496–2690 MHz) that expire in 2036.

*A renewal application for this concession has been submitted and is pending approval as of the date of this annual report.

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

DECEMBER 31,
	2023	2024	2025
NUMBER OF EMPLOYEES	179,792	178,468	177,711
CATEGORY OF ACTIVITY:
Wireless	72,031	71,305	68,885
Fixed	83,940	83,317	84,241
Other businesses	23,821	23,846	24,585
GEOGRAPHIC LOCATION:
Mexico	86,999	85,748	84,767
South America	55,592	55,471	56,297
Central America	9,645	9,967	10,105
Caribbean	10,048	9,982	9,712
Europe	17,508	17,300	16,830
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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

AUDIT AND NON-AUDIT FEES

The following table sets forth the fees billed to us and our subsidiaries by our independent registered public accounting firms, Mancera, S.C. (“Mancera”), a member practice of Ernst & Young Global Limited (“EY”) and Galaz, Yamazaki, Ruiz Urquiza, S.C., an affiliate of a member firm of Deloitte Touche Tohmatsu Limited (“Deloitte”), during the fiscal years ended December 31, 2024 and 2025, respectively:

	YEAR ENDED DECEMBER 31,
	2024		2025
	(in millions of Mexican pesos)
Audit fees(1)	Ps.	225	281
Audit-related fees(2)		6	17
Tax fees(3)		22	10
Total fees	Ps.	253	308

(1)
Audit fees represent the aggregate fees billed by Mancera, a member practice of EY, and its Ernst & Young Global affiliated firms, and Galaz, Yamazaki, Ruiz Urquiza, S.C., an affiliate of a member firm of Deloitte Touche Tohmatsu Limited, in connection with the audit of our annual financial statements and statutory and regulatory audits.

(2)
Audit-related fees represent the aggregate fees billed by Mancera and its Ernst & Young Global affiliated firms and Galaz, Yamazaki, Ruiz Urquiza, S.C., an affiliate of a member firm of Deloitte Touche Tohmatsu Limited for the review of reports on our operations submitted to IFT and attestation services that are not required by statute or regulation.

(3)	Tax fees represent fees billed by Mancera and its Ernst & Young Global affiliated firms and Deloitte for tax compliance services and tax advice services.

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

The following documents have been filed with the SEC as exhibits to this annual report:

1.1	Amended and Restated Bylaws of América Móvil, S.A.B. de C.V., dated as of April 23, 2026.
2.1	Description of Securities Registered Under Section 12 of the Exchange Act.
4.2
Form of Deposit Agreement by and among América Móvil, S.A.B. de C.V., Citibank, N.A., as ADS depositary, and the holders and beneficial owners of American Depositary Shares thereunder (incorporated by reference to Exhibit (a) to the Registration Statement on Form F-6 ( File No. 333-270031) filed with the Commission on February 24, 2023).

8.1	List of certain subsidiaries of América Móvil, S.A.B. de C.V.
11	Insider Trading Policies of América Móvil, S.A.B. de C.V.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification pursuant to Section 906 of the Sarbanes- Oxley Act of 2002.
15.1	Code of Ethics.
15.2	Consent of Independent Registered Public Accounting Firm (Deloitte).
15.3	Consent of Independent Registered Public Accounting Firm (Mancera).
17.1	Subsidiary Guarantors.
97.1	Policy Relating to Recovery of Erroneously Awarded Compensation of América Móvil, S.A.B. de C.V.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Document.
104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the inline XBRL document)

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

FORM 20-F CROSS REFERENCE GUIDE

ITEM	FORM 20-F CAPTION	LOCATION IN THIS REPORT	PAGE
1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	Not applicable	—
2	OFFER STATISTICS AND EXPECTED TIMETABLE	Not applicable	—
3	KEY INFORMATION
	3A Selected financial data	Selected financial data	5
	3B Capitalization and indebtedness	Not applicable	—
	3C Reasons for the offer and use of proceeds	Not applicable	—
	3D Risk factors	Risk factors	31
4	INFORMATION ON THE COMPANY
	4A History and development of the Company	Information on the Company	7
		Note 10—Property, Plant and Equipment, net	F-39
		Liquidity and capital resources	26
		Additional Information	87
	4B Business overview	Information on the Company	7
		Regulation	69
	4C Organizational structure	Exhibit 8.1	—
	4D Property, plant and equipment	Information on the Company	7
		Note 10—Property Plant and Equipment, net	F-39
		Liquidity and capital resources	26
		Regulation	69
4A	Unresolved staff comments	None	—
5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
	5A Operating results	Services and Products	10
		Overview	17
		Results of operations	19
		Regulation	69
		Liquidity and capital resources	26
	5B Liquidity and capital resources	Note 14—Debt	F-55
	5C Research and development, patents and licenses, etc.	Not applicable	—
	5D Trend information	Overview	17
		Results of operations	19
	5E Critical Accounting Estimates	Not applicable	—
6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
	6A Directors and senior management	Management	55
	6B Compensation	Management	55
	6C Board practices	Management	55
	6D Employees	Employees	88
	6E Share ownership	Major shareholders	46
		Management	55
	6F Disclosure of a registrant’s action to recover erroneously awarded compensation	Not applicable	—
7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
	7A Major shareholders	Major shareholders	46
	7B Related party transactions	Related party transactions	46
	7C Interests of experts and counsel	Not applicable	—
8	FINANCIAL INFORMATION
	8A Consolidated statements and other financial information	Consolidated Financial Statements	94
		Dividends	47
		Note 17—Commitments and Contingencies	F-64
	8B Significant changes	Not applicable	—
9	THE OFFER AND LISTING
	9A Offer and listing details	Trading markets	47
	9B Plan of distribution	Not applicable	—
	9C Markets	Trading markets	47
	9D Selling shareholders	Not applicable	—
	9E Dilution	Not applicable	—
	9F Expenses of the issue	Not applicable	—

ITEM	FORM 20-F CAPTION	LOCATION IN THIS REPORT	PAGE
10	ADDITIONAL INFORMATION
	10A Share Capital	Not applicable	—
	10B Memorandum and articles of association	Bylaws	47
	10C Material contracts	Information on the Company	7
		Results of operations	19
		Related party transactions	46
		Regulation	69
	10D Exchange controls	Additional information	87
	10E Taxation	Taxation of shares and ADSs	48
	10F Dividends and paying agents	Not applicable	—
	10G Statement by experts	Not applicable	—
	10H Documents on display	Additional information	87
	10I Subsidiary information	Not applicable	—
	10J Annual report to security holders	Note applicable	—
11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	Risk management	30
		Note 2 a)—Basis of Preparation of the Consolidated Financial Statements and Summary of Significant Accounting Policies and Practices	F-9
12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
	12A Debt securities	Not applicable	—
	12B Warrants and rights	Not applicable	—
	12C Other securities	Not applicable	—
	12D American Depositary Shares	Bylaws	47
13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	Not applicable	—
14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	Not applicable	—
15	CONTROLS AND PROCEDURES	Controls and procedures	63
16A	AUDIT COMMITTEE FINANCIAL EXPERT	Management	55
16B	CODE OF ETHICS	Code of ethics	66
16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES	Principal accountant fees and services	88
16D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	Not applicable	—
16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	Purchases of equity securities by the issuer and affiliated purchasers	48
16F	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	Not applicable	—
16G	CORPORATE GOVERNANCE	Corporate governance	54
16H	MINE SAFETY DISCLOSURE	Not applicable	—
16I	DISCLOSURE REGARDING FOREIGN JURISDICATIONS THAT PREVENT INSPECTIONS	Not applicable	—
16J	INSIDER TRADING POLICIES	Corporate Governance	54
16K	CYBERSECURITY	Cybersecurity	65
17	FINANCIAL STATEMENTS	Not applicable	—
18	FINANCIAL STATEMENTS	Consolidated Financial statements	94
19	EXHIBITS	Additional Information	87

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated:  April 28, 2026

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Carlos José García Moreno Elizondo
Name:	Carlos José García Moreno Elizondo
Title:	Chief Financial Officer

By:	/s/ Alejandro Cantú Jiménez
Name:	Alejandro Cantú Jiménez
Title:	General Counsel

PART VIII:
CONSOLIDATED
FINANCIAL
STATEMENTS

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Financial Statements

Years Ended December 31, 2023, 2024 and 2025
with Report of Independent Registered Public Accounting Firm

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Financial Statements

Years Ended December 31, 2023, 2024 and 2025

Contents:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of América Móvil, S.A.B. de C.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of América Móvil, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2025, the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 28, 2026, expressed an adverse opinion on the Company’s internal control over financial reporting because of material weaknesses.

Our audit also comprehended the translation of Mexican pesos amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 Aa to the consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers outside Mexico.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Employee benefits – Telmex – Refer to Notes 2(q) and 18 to the consolidated financial statements

Critical Audit Matter Description

The Company measures the employee benefits liability using among other assumptions, a discount rate that is critical due to its impact on the present value of the liability. Changes in the discount rate of Telmex could significantly affect the measurement of the employee benefits liability.

Given the significant judgements made by management, performing audit procedures to evaluate the reasonableness of the discount rate required a high degree of auditor judgment and an increased extent of effort, including the need to involve our technical accounting and valuation specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the discount rate used by management to estimate the present value of the employee benefits liability of Telmex included the following, among others:

•	Evaluated with the assistance of our specialists the reasonableness of the determination of the discount rate by:

o	Testing the source information underlying the determination of the discount rate and the mathematical accuracy of the calculation.

o	Developing a range of independent estimates and comparing those to the discount rate selected by management.

Galaz, Yamazaki, Ruiz Urquiza, S.C.
Affiliate of a Member of Deloitte Touche Tohmatsu Limited

/s/ Galaz, Yamazaki, Ruiz Urquiza, S.C.

Mexico City, Mexico
April 28, 2026

We have served as the Company’s auditor since 2025.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of América Móvil, S.A.B. de C.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of América Móvil, S.A.B. de C.V. and subsidiaries (the Company) as of December 31, 2024, the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

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

/s/ MANCERA, S.C.
A member of Ernst & Young Global Limited

We served as the Company’s auditor from 1993 to 2025.

Mexico City, Mexico
May 14, 2025

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Financial Position

(In thousands of Mexican pesos)

		At December 31,
	Note	2024		2025		2025 Millions of U.S. dollars
Assets
Current assets:
Cash and cash equivalents	3	Ps.	36,652,098	Ps.	34,954,355	US$	1,946
Equity investments at fair value through other comprehensive income (OCI) and other short-term investments	4		46,683,687		42,430,014		2,362
Accounts receivable:
Subscribers, distributors, recoverable taxes, contract assets and other, net	5		221,122,253		241,381,386		13,435
Related parties	6		1,395,483		1,247,942		69
Derivative financial instruments	7		10,668,460		2,417,009		135
Inventories, net	8		23,751,457		28,306,625		1,576
Other current assets, net	9		13,424,395		14,383,083		801
Total current assets		Ps.	353,697,833	Ps.	365,120,414	US$	20,324
Non-current assets:
Property, plant and equipment, net	10	Ps.	713,784,429	Ps.	687,263,062	US$	38,252
Intangibles, net	11		141,736,581		139,248,894		7,750
Goodwill	11		156,836,369		157,453,175		8,764
Investments in associated companies			3,678,383		4,318,867		240
Deferred income taxes	13		153,217,164		159,387,970		8,871
Accounts receivable, subscribers, distributors and contract assets, net	5		9,394,158		13,379,712		745
Other assets, net	9		48,206,789		57,812,753		3,218
Debt instruments at fair value through OCI	4		13,908,873		18,086,886		1,007
Right-of-use assets, net	15		199,460,378		197,543,872		10,995
Total assets		Ps.	1,793,920,957	Ps.	1,799,615,605	US$	100,166
Liabilities and equity
Current liabilities:
Short-term debt and current portion of long-term debt	14	Ps.	104,210,738	Ps.	91,973,001	US$	5,119
Short-term liability related to right-of-use of assets	15		35,436,851		35,866,709		1,996
Accounts payable	16a		166,924,134		167,124,791		9,302
Accrued liabilities	16b		57,033,837		65,690,407		3,656
Income tax	13		24,151,790		19,785,151		1,101
Other taxes payable			51,735,433		62,010,352		3,451
Derivative financial instruments	7		22,185,709		16,132,182		898
Related parties	6		3,701,960		3,263,615		182
Deferred revenues			29,020,425		33,344,862		1,856
Total current liabilities		Ps.	494,400,877	Ps.	495,191,070	US$	27,561
Non-current liabilities:
Long-term debt	14	Ps.	463,374,893	Ps.	432,933,859	US$	24,096
Long-term liability related to right-of-use of assets	15		177,666,377		178,242,224		9,921
Deferred income taxes	13		27,731,694		27,480,494		1,530
Accounts payable	16a		17,224,845		19,071,252		1,061
Deferred revenues			2,672,730		3,851,733		214
Asset retirement obligations	16c		11,512,779		11,785,915		656
Employee benefits	18		167,152,441		203,386,684		11,320
Total non-current liabilities		Ps.	867,335,759	Ps.	876,752,161	US$	48,798
Total liabilities		Ps.	1,361,736,636	Ps.	1,371,943,231	US$	76,359
Equity:
Capital stock	20	Ps.	95,356,548	Ps.	95,353,767	US$	5,307
Retained earnings:
Prior years			494,346,642		474,663,431		26,419
Profit for the year			22,902,025		82,819,082		4,610
Total retained earnings			517,248,667		557,482,513		31,029
Other comprehensive loss items			(243,519,865)		(290,766,017)		(16,180)
Equity attributable to equity holders of the parent			369,085,350		362,070,263		20,156
Non-controlling interests			63,098,971		65,602,111		3,651
Total equity			432,184,321		427,672,374		23,807
Total liabilities and equity		Ps.	1,793,920,957	Ps.	1,799,615,605	US$	100,166

The accompanying notes are an integral part of these consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

(In thousands of Mexican pesos, except for earnings per share)

		For the years ended December 31
	Note	2023		2024		2025		2025 Millions of U.S. dollars, except for earnings per share
Operating revenues:
Service revenues		Ps.	689,154,325	Ps.	741,858,822	Ps.	803,655,320	US$	44,730
Sales of equipment			126,858,519		127,361,762		139,983,086		7,791
		Ps.	816,012,844	Ps.	869,220,584	Ps.	943,638,406	US$	52,521
Operating costs and expenses:
Cost of sales of equipment and services			316,476,140		331,177,822		357,637,156		19,906
Commercial, administrative and general expenses			173,001,297		186,515,841		207,011,427		11,522
Other expenses			6,965,828		7,298,470		6,781,152		377
Depreciation and amortization	9,10,11 &15		151,786,064		164,128,361		180,804,783		10,063
		Ps.	648,229,329	Ps.	689,120,494	Ps.	752,234,518	US$	41,868
Operating income		Ps.	167,783,515	Ps.	180,100,090	Ps.	191,403,888	US$	10,653
Interest income			9,628,340		9,008,220		9,127,487		508
Interest expense			(44,545,241)		(56,019,754)		(60,318,857)		(3,356)
Foreign currency exchange gain (loss), net			14,653,523		(70,698,375)		19,786,745		1,101
Valuation of derivatives, interest cost from labor obligations and other financial items, net	22		(26,814,668)		5,618,840		(18,306,262)		(1,019)
Equity interest in net result of associated companies	12b		(5,371,824)		(5,179,112)		294,235		16
Profit before income tax			115,333,645		62,829,909		141,987,236		7,903
Income tax	13		34,544,003		35,238,443		53,870,189		2,998
Net profit for the year		Ps.	80,789,642	Ps.	27,591,466	Ps.	88,117,047	US$	4,905
Net profit for the year attributable to:
Equity holders of the parent	20	Ps.	76,110,617	Ps.	22,902,025	Ps.	82,819,082	US$	4,610
Non-controlling interests			4,679,025		4,689,441		5,297,965		295
		Ps.	80,789,642	Ps.	27,591,466	Ps.	88,117,047	US$	4,905
Basic and diluted earnings per share attributable to equity holders of the parent	20	Ps.	1.21	Ps.	0.37	Ps.	1.37	US$	0.08
Other comprehensive income:
Other comprehensive (loss) income that may be reclassified to profit or loss in subsequent years (net of tax):
Effect of translation of foreign entities		Ps.	(41,548,455)	Ps.	62,171,364	Ps.	(19,341,106)	US$	(1,076)
Items that will not be reclassified to (loss) or profit in subsequent years (net of tax):
Re-measurement of defined benefit plan, net of deferred taxes			(3,769,565)		(27,872,099)		(26,394,653)		(1,468)
Unrealized (loss) gain on investments in equity and debt securities at fair value, net of deferred taxes	4		(967,609)		3,485,814		(1,639,179)		(91)
Revaluation surplus, net of deferred taxes			868,456		1,659,337		798,872		44
Total other comprehensive (loss) income items for the year, net of deferred taxes	21		(45,417,173)		39,444,416		(46,576,066)		(2,591)
Total comprehensive income for the year		Ps.	35,372,469	Ps.	67,035,882	Ps.	41,540,981	US$	2,314
Comprehensive income for the year attributable to:
Equity holders of the parent		Ps.	34,578,854	Ps.	54,502,177	Ps.	36,448,139	US$	2,031
Non-controlling interests			793,615		12,533,705		5,092,842		283
		Ps.	35,372,469	Ps.	67,035,882	Ps.	41,540,981	US$	2,314

The accompanying notes are an integral part of these consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2023, 2024 and 2025
(In thousands of Mexican pesos)

	Capital stock		Legal reserve (Note 20)		Retained earnings		Unrealized loss on equity investment at fair value		Remeasurement of defined benefit plans		Cumulative translation adjustment		Revaluation surplus		Total equity attributable to equity holders of the parent		Non- controlling interests		Total equity
As of January 1, 2023	Ps.	95,365,329	Ps.	358,440	Ps.	505,125,277	Ps.	(11,028,396)	Ps.	(107,106,514)	Ps.	(128,299,347)	Ps.	19,389,915	Ps.	373,804,704	Ps.	64,024,569	Ps.	437,829,273
Net profit for the year		—		—		76,110,617		—		—		—		—		76,110,617		4,679,025		80,789,642
Unrealized loss on equity and debt investments at fair value, net of deferred taxes (Note 21)		—		—		—		(967,609)		—		—		—		(967,609)		—		(967,609)
Remeasurement of defined benefit plan, net of deferred taxes (Note 21)		—		—		—		—		(3,662,102)		—		—		(3,662,102)		(107,463)		(3,769,565)
Effect of translation of foreign entities (Note 21)		—		—		—		—		—		(36,676,031)		(723,649)		(37,399,680)		(4,148,775)		(41,548,455)
Revaluation surplus, net deferred taxes (Note 21)		—		—		—		—		—		—		497,628		497,628		370,828		868,456
Transfer of assets’ revaluation surplus (Note 21)		—		—		815,693		—		—		—		(815,693)		—		—		—
Comprehensive income for the year		—		—		76,926,310		(967,609)		(3,662,102)		(36,676,031)		(1,041,714)		34,578,854		793,615		35,372,469
Dividends declared		—		—		(28,946,819)		—		—		—		—		(28,946,819)		(1,965,529)		(30,912,348)
Repurchase of shares		(3,305)		—		(14,319,762)		—		—		—		—		(14,323,067)		—		(14,323,067)
Recycling of assets revaluation surplus related to Peru and the Dominican Republic’s sale of towers, net of deferred taxes		—		—		4,911,409		—		—		—		(4,911,409)		—		—		—
Other acquisitions of non-controlling interests		—		—		1,598,873		—		—		—		—		1,598,873		(7,862,818)		(6,263,945)
Balance at December 31, 2023	Ps.	95,362,024	Ps.	358,440	Ps.	545,295,288	Ps.	(11,996,005)	Ps.	(110,768,616)	Ps.	(164,975,378)	Ps.	13,436,792	Ps.	366,712,545	Ps.	54,989,837	Ps.	421,702,382
Net profit for the year		—		—		22,902,025		—		—		—		—		22,902,025		4,689,441		27,591,466
Unrealized gain on equity and debt investments at fair value, net of deferred taxes (Note 21)		—		—		—		3,485,814		—		—		—		3,485,814		—		3,485,814
Remeasurement of defined benefit plan, net of deferred taxes (Note 21)		—		—		—		—		(27,929,881)		—		—		(27,929,881)		57,782		(27,872,099)
Effect of translation of foreign entities (Note 21)		—		—		—		—		—		52,680,323		2,418,074		55,098,397		7,072,967		62,171,364
Revaluation of assets, net of deferred taxes		—		—		—		—		—		—		945,822		945,822		713,515		1,659,337
Transfer of assets’ revaluation surplus (Note 21)		—		—		816,810		—		—		—		(816,810)		—		—		—
Comprehensive income for the year		—		—		23,718,835		3,485,814		(27,929,881)		52,680,323		2,547,086		54,502,177		12,533,705		67,035,882
Dividends declared		—		—		(29,482,507)		—		—		—		—		(29,482,507)		(2,021,059)		(31,503,566)
Repurchase of shares		(5,476)		—		(22,734,817)		—		—		—		—		(22,740,293)		—		(22,740,293)
Other acquisitions of non-controlling interests		—		—		93,428		—		—		—		—		93,428		(2,403,512)		(2,310,084)
Balance at December 31, 2024	Ps.	95,356,548	Ps.	358,440	Ps.	516,890,227	Ps.	(8,510,191)	Ps.	(138,698,497)	Ps.	(112,295,055)	Ps.	15,983,878	Ps.	369,085,350	Ps.	63,098,971	Ps.	432,184,321
Net profit for the year		—		—		82,819,082		—		—		—		—		82,819,082		5,297,965		88,117,047
Unrealized loss on equity and debt investments at fair value, net of deferred taxes (Note 21)		—		—		—		(1,639,179)		—		—		—		(1,639,179)		—		(1,639,179)
Remeasurement of defined benefit plan, net of deferred taxes (Note 21)		—		—		—		—		(26,414,854)		—		—		(26,414,854)		20,201		(26,394,653)
Effect of translation of foreign entities (Note 21)		—		—		—		—		—		(19,048,380)		276,113		(18,772,267)		(568,839)		(19,341,106)
Revaluation of assets, net of deferred taxes		—		—		—		—		—		—		455,357		455,357		343,515		798,872
Transfer of assets’ revaluation surplus (Note 21)		—		—		875,209		—		—		—		(875,209)		—		—		—
Comprehensive income for the year		—		—		83,694,291		(1,639,179)		(26,414,854)		(19,048,380)		(143,739)		36,448,139		5,092,842		41,540,981
Dividends declared		—		—		(31,388,472)		—		—		—		—		(31,388,472)		(2,196,223)		(33,584,695)
Repurchase of shares		(2,781)		—		(11,941,375)		—		—		—		—		(11,944,156)		—		(11,944,156)
Loss from transaction under common control (Note 12 a)		—		—		(83,228)		—		—		—		—		(83,228)		—		(83,228)
Other acquisitions of non-controlling interests		—		—		(47,370)		—		—		—		—		(47,370)		(393,479)		(440,849)
Balance at December 31, 2025	Ps.	95,353,767	Ps.	358,440	Ps.	557,124,073	Ps.	(10,149,370)		(165,113,351)	Ps.	(131,343,435)	Ps.	15,840,139	Ps.	362,070,263	Ps.	65,602,111	Ps.	427,672,374

The accompanying notes are an integral part of these consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(In thousands of Mexican pesos)
		For the years ended December 31
	Note	2023		2024		2025		2025 Millions of U.S. dollars
Operating activities
Profit before income tax		Ps.	115,333,645	Ps.	62,829,909	Ps.	141,987,236	US$	7,903
Items not requiring the use of cash:
Depreciation property, plant and equipment and right-of-use assets	10 & 15		133,818,176		143,697,887		158,889,309		8,843
Amortization of intangible and other assets	9 & 11		17,967,888		20,430,474		21,915,474		1,220
Equity interest in net result of associated companies			5,371,824		5,179,112		(294,235)		(16)
(Gain) loss on sale of property, plant and equipment			(5,055,264)		264,769		282,824		16
Net period cost of labor obligations	18		16,971,936		18,232,542		21,444,882		1,194
Foreign currency exchange (income) loss, net			(16,175,776)		69,721,961		(19,786,745)		(1,101)
Interest income			(9,628,340)		(9,008,220)		(9,127,487)		(508)
Interest expense			44,545,241		56,019,754		60,318,857		3,356
Employee profit sharing			3,938,274		3,721,782		4,016,423		224
Valuation of derivative financial instruments, capitalized interest expense and other, net			4,623,029		(3,672,093)		(3,887,863)		(216)
Gain on net monetary positions	22		(9,321,480)		(27,387,169)		(5,420,274)		(302)
Impairment to notes receivable from joint venture	22		12,184,562		4,594,792		—		—
Impairment of investment in joint venture	22		4,677,782		—		—		—
Working capital changes:
Subscribers, distributors, recoverable taxes, contract assets and other			(19,201,698)		(4,160,268)		(13,146,153)		(732)
Prepaid expenses			(6,154,082)		2,252,754		2,942,404		164
Related parties			758,301		(3,388,829)		(290,804)		(16)
Inventories			2,832,978		(3,055,411)		(5,190,448)		(289)
Other assets			(1,564,370)		(8,825,833)		(10,719,667)		(597)
Accounts payable and accrued liabilities			10,098,156		(15,450,565)		(2,814,001)		(157)
Deferred revenues			3,062,445		2,738,688		6,683,261		372
Employee benefits paid			(13,090,945)		(27,271,158)		(21,577,637)		(1,201)
Employee profit sharing paid			(3,316,540)		(3,524,357)		(3,131,168)		(174)
Interest received			4,882,509		3,489,600		2,504,220		139
Income taxes paid			(49,466,056)		(48,089,000)		(53,199,386)		(2,961)
Net cash flows provided by operating activities		Ps.	248,092,195	Ps.	239,341,121	Ps.	272,399,022	US$	15,161
Investing activities
Purchase of property, plant and equipment			(131,101,509)		(113,083,319)		(114,431,308)		(6,369)
Acquisition of intangibles			(25,237,297)		(17,751,708)		(16,386,132)		(912)
Dividends received	22		4,590,313		2,779,138		3,015,648		168
Proceeds from sale of property, plant and equipment			7,042,757		395,232		406,588		23
Acquisition of business, net of cash acquired	12		—		493,714		(276,841)		(15)
Contractual earn-out from business combination	4		3,468,655		893,754		—		—
Financial instruments, net			(9,420,419)		(2,111,926)		7,490,018		417
Investments in associated companies			(459,750)		(72,513)		—		—
Acquisition of investments			(10,061,353)		(10,983,052)		(4,162,135)		(232)
Sale of investments			10,482,150		15,702,126		1,443,893		80
Acquisition of notes from joint venture			(14,292,963)		(5,497,250)		—		—
Net cash flows used in investing activities		Ps.	(164,989,416)	Ps.	(129,235,804)	Ps.	(122,900,269)	US$	(6,840)
Financing activities
Loans obtained			249,380,436		262,041,021		238,903,497		13,297
Repayment of loans			(214,735,610)		(232,731,277)		(257,291,962)		(14,320)
Payment of liability related to right-of-use of assets	15		(39,498,197)		(45,285,610)		(51,585,889)		(2,871)
Interest paid			(29,031,855)		(31,082,117)		(32,325,287)		(1,799)
Repurchase of shares			(14,331,361)		(22,746,633)		(11,944,156)		(665)
Dividends paid			(30,466,636)		(31,007,121)		(33,159,586)		(1,846)
Acquisition of non-controlling interests	12		(6,263,945)		(2,310,084)		(440,849)		(25)
Payment of deferred consideration of equity interest	1, II d		—		—		(296,861)		(17)
Net cash flows used in financing activities		Ps.	(84,947,168)	Ps.	(103,121,821)	Ps.	(148,141,093)	US$	(8,246)
Net (decrease) increase in cash and cash equivalents		Ps.	(1,844,389)	Ps.	6,983,496	Ps.	1,357,660	US$	75
Adjustment to cash flows due to exchange rate fluctuations, net			(5,258,787)		3,070,829		(3,055,403)		(169)
Cash and cash equivalents at beginning of the year			33,700,949		26,597,773		36,652,098		2,040
Cash and cash equivalents at end of the year		Ps.	26,597,773	Ps.	36,652,098	Ps.	34,954,355	US$	1,946

The accompanying notes are an integral part of these consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years ended December 31, 2023, 2024 and 2025

(In thousands of Mexican pesos Ps. and thousands of
U.S. dollars US$, unless otherwise indicated)

Note 1. Description of the Business and Relevant Events

I.	Corporate Information

América Móvil, S.A.B. de C.V. and subsidiaries (hereinafter, the “Company”, “América Móvil” or “AMX”) was incorporated under the laws of Mexico on September 25, 2000. The Company provides its services in 23 countries or territories. These telecommunications services include mobile and fixed-line voice services, wireless and fixed data services, internet access, Pay TV, over the top (“OTT”) and other related services. The Company also sells equipment, accessories and computers.

•	Voice services provided by the Company, both wireless and fixed, mainly include the following: airtime, local, domestic and international long-distance services, and network interconnection services.

•	Data services include value added, corporate networks, data and Internet services.

•	Pay TV represents basic services, as well as pay per view, additional programming and advertising services.

•	AMX provides other related services to advertising in telephone directories, publishing and call center services.

•	The Company also provides video, audio and other media content that is delivered through the internet directly from the content provider to the end user.

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

The accompanying consolidated financial statements were approved for their issuance by the Company’s Board of Directors and the Chief Financial Officer on April 23, 2026 and subsequent events have been considered through that date.

II.	Relevant events in 2025

a) On May 14, 2025, the shareholders approved the payment of a dividend of Ps.0.52 (fifty-two cents of a peso) per share from the retained earnings account, payable in two equal installments, to each of the series “B” shares, subject to adjustments arising from the repurchase or placement of its own shares, or other corporate events; and the establishment of the Company’s shares buyback fund in the amount of Ps.10 billion, adding to such amount the buyback program fund’s balance as of such date, which may be used as of the date of this meeting and concluding on the date of the annual meeting that approves the Company´s operations for the fiscal year 2025.

b) On June 30, 2025, the Company issued a US$500 million bond maturing in January 2033 with a 5% coupon.

c) On July 8, 2025, the Company executed multiple reopenings of their Global Peso-Denominated Notes Program, through which the Company expects to develop a more liquid market for its bonds denominated in pesos. The reopening of the AMX29, AMX31, and AMX34 notes reached an aggregate amount of Ps.15.5 billion. Notes outstanding under the Global Peso Program now total Ps.70 billion.

d) On July 28, 2025, the Company acquired the totality of the shares held by LLA UK Holding Limited (“LLA UK”) in Claro Chile, SpA, through the exercise of its call option to purchase such shares under the transaction documents entered into by and among Claro Chile, SpA, the Company, LLA UK and certain of their affiliates. As a result, the Company now owns 100% of Claro Chile, SpA. The Company is also reorganizing the corporate structure, businesses and assets of its Chilean affiliates to enhance operational efficiencies. This restructuring does not affect the interests of debt holders (including noteholders) of Claro Chile, SpA and its subsidiaries.

e) On September 24, 2025, the Company returned to the euro market with a 5-year 650 million euro bond with a 3% coupon. The yield on the bond was 68 basis points above the mid-swaps reference point. The proceeds will be directed to the payment of short-term debt under the Company´s Euro commercial paper program.

Note 2. Basis of Preparation of the Consolidated Financial Statements and Summary of Significant Accounting Policies and Practices

a)	Basis of preparation

The accompanying consolidated financial statements have been prepared in conformity with IFRS Accounting Standards, as issued by the International Accounting Standards Board (“IASB”).

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

(i) Changes in Accounting Policies and Disclosures

The accounting policies applied in the preparation of the consolidated financial statements for the year ended December 31, 2025 are consistent with those used in the preparation of the Company´s consolidated annual financial statements for the years ended December 31, 2023 and 2024, with the exception of the following new amendments to existing standards issued by the IASB, which were mandatory for annual periods beginning on or after January 1, 2025:

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

(ii) Basis of consolidation

The consolidated financial statements include the accounts of América Móvil and those subsidiaries over which the Company exercises control. The consolidated financial statements for the subsidiaries were prepared for the same period as the Company´s and applying consistent accounting policies. All of the subsidiary companies operate in the telecommunications sector or related.

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

Changes in the Company’s ownership interests in a subsidiary that do not result in the Company losing control over the subsidiary are accounted for as equity transactions. The carrying amounts of the equity attributable to owners of the parent and non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the carrying amount of the non-controlling interests and the fair value of the consideration paid or received in the transaction is recognized directly in the equity attributable to the equity holders of the parent.

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

Equity method investments:

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

The investments in associates and joint venture are accounted for using the equity method.

Pursuant to such method, the associates and joint venture are initially recognized at cost, which includes transaction costs and includes goodwill identified on acquisition. Subsequent to initial recognition, the consolidated financial statements include the Company’s share of the profit or loss and OCI of equity-accounted investees, until the date on which significant influence or joint control ceases, and is presented net of any accumulated impairment losses.

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

The equity interest in the most significant subsidiaries is as follows:

		Equity interest at December 31
	Country	2024	2025
Subsidiaries:
América Móvil B.V. a)	Netherlands	100.0%	100.0%
Compañía Dominicana de Teléfonos, S.A. (“Codetel”) b)	Dominican Republic	100.0%	100.0%
Sercotel, S.A. de C.V. a)	Mexico	100.0%	100.0%
Radiomóvil Dipsa, S.A. de C.V. and subsidiaries (“Telcel”) b)	Mexico	100.0%	100.0%
Puerto Rico Telephone Company, Inc. b)	Puerto Rico	100.0%	100.0%
Servicios de Comunicaciones de Honduras, S.A. de C.V. (“Sercom Honduras”) b)	Honduras	100.0%	100.0%
Claro S.A. b)	Brazil	99.6%	99.6%
AMX International Mobile S.A. de C.V. a)	Mexico	100.0%	100.0%
Claro NXT Telecomunicações, S.A. b)	Brazil	100.0%	100.0%
Telecomunicaciones de Guatemala, S.A. (“Telgua”) b)	Guatemala	99.3%	99.3%
Claro Guatemala, S.A. b)	Guatemala	100.0%	100.0%
Empresa Nicaragüense de Telecomunicaciones, S.A. (“Enitel”) b)	Nicaragua	99.6%	99.6%
Compañía de Telecomunicaciones de El Salvador, S.A. de C.V. (“CTE”) b)	El Salvador	95.9%	97.9%
Comunicación Celular, S.A. (Comcel) b)	Colombia	99.4%	99.4%
Consorcio Ecuatoriano de Telecomunicaciones, S.A. (“Conecel”) b)	Ecuador	100.0%	100.0%
AMX Argentina, S.A. b)	Argentina	100.0%	100.0%
AMX Paraguay, S.A. b)	Paraguay	100.0%	100.0%
AM Wireless Uruguay, S.A. b)	Uruguay	100.0%	100.0%
América Móvil Perú, S.A.C b)	Peru	100.0%	100.0%
Teléfonos de México, S.A.B. de C.V. b)	Mexico	100.0%	100.0%
Claro Chile, SpA b)	Chile	94.9%	100.0%
Telekom Austria AG b)	Austria	60.6%	60.9%
EuroTeleSites AG and subsidiaries c)	Austria	57.0%	57.0%

a) Holding companies.
b) Operating companies of mobile and fixed services.
c) Operator of wireless telecommunications infrastructure.

(iii) Basis of translation of financial statements of foreign subsidiaries and associated companies

The operating revenues of foreign subsidiaries represent approximately 60%, 61% and 64% of consolidated operating revenues for the years ended December 31, 2023, 2024 and 2025, respectively, and their total assets represent approximately 65% and 65% of consolidated total assets at December 31, 2024 and 2025, respectively.

The financial statements of foreign subsidiaries have been prepared under or converted to IFRS in the respective local currency (which is their functional currency) and then translated into the Company´s reporting currency as follows:

•	all monetary assets and liabilities are translated at the closing exchange rate of the period;

•	all non-monetary assets and liabilities are translated at the closing exchange rate of the period;

•	equity accounts are translated at the exchange rate at the time the capital contributions were made and the profits were generated;

•
revenues, costs and expenses are translated at the average exchange rate of the period, except for the operations of the subsidiaries in Argentina, whose economy is considered hyperinflationary since 2018;

•
the consolidated statements of cash flows presented using the indirect method are translated using the weighted-average exchange rate for the applicable period (except for Argentina), and the resulting difference is shown in the consolidated statements of cash flows under the heading “Adjustment to cash flows due to exchange rate fluctuations, net”.

The difference resulting from the translation process is recognized in equity in the caption “Effect of translation of foreign entities”. At December 31, 2024 and 2025, the cumulative translation adjustment was Ps.(112,295,055) and Ps.(131,343,435), respectively.

The basis of translation for the operations of the subsidiaries in Argentina are described below:

In recent years, Argentina’s economy has shown high rates of inflation. Although inflation data has not been consistent in recent years and several indexes have coexisted, inflation in Argentina indicates that the three-year cumulative inflation rate exceeded 100% in 2018, which is one of the quantitative references established by IAS 29. As a result, Argentina was considered a hyperinflationary economy in 2018 and the Company applies hyperinflation accounting to its subsidiary whose functional currency is the Argentine peso for financial information for periods ending on or after July 1, 2018, however the calculation of the cumulative impact was measured as of January 1, 2018.

In order to restate, for hyperinflation, its financial statements, the subsidiary used the series of indices defined by resolution JG No. 539/18 issued by the “Federación Argentina de Consejos Profesionales de Ciencias Económicas” (“FACPCE”), based on the National Consumer Price Index (“IPC”) published by the Instituto Nacional de Estadística y Censos (“INDEC”) of the Argentine Republic and the Wholesale Internal Price Index (“IPIM”) published by FACPCE. The cumulative index as of December 31, 2025 is 10,087.3921, while the annual inflation for 2025 is 31.5%.

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

•
All items in the financial statements of the Argentine subsidiary are translated at the closing exchange rate, which at December 31, 2024 and 2025 were 0.0196 and 0.0123, respectively, per Argentine peso per Mexican peso.

b) Revenue recognition

The Company revenues are derived principally from providing the following telecommunications services and products: wireless voice, wireless data and value-added services, fixed voice, fixed data, broadband and IT services, Pay TV and OTT services.

The Company provides fixed and mobile services. These services are offered independently in contracts with customers or together with the sale of handsets (mobile phones) under the postpaid model. In accordance with IFRS 15 “Revenues from contracts with customers”, the transaction price should be assigned to the different performance obligations based on their relative standalone selling price.

The Company has market observable information to determine the standalone selling price of the services. On the other hand, in the case of bundled mobile phones sold (including service and handset), the allocation of the transaction price is done based on their relative standalone selling price of each individual component related to the total bundled price.

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

Under IFRS 15, for those contracts with customers in which generally the sale of equipment and other electronic equipment is the single performance obligation, the Company recognizes the revenue at the moment when it transfers control to the customer which generally occurs when such goods are delivered.

The commissions are considered incremental contract acquisition costs that are capitalized and are amortized over the expected period of benefit, during the average duration of customer contracts.

Some subsidiaries have loyalty programs where the Company awards credits to customers referred as “points”. The customer can redeem accrued “points” for awards such as devices, accessories or airtime. The Company provides all awards. The award credits give rise to a performance obligation for which consideration is allocated; the corresponding liability of the award credits is measured at its fair value. The consideration allocated to award credits amount is recognized as a contract liability until the points are redeemed. Revenue is recognized upon redemption of products and services by the customer.

c) Cost of sales of equipment

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

f) Cash and cash equivalents

Cash and cash equivalents represent bank deposits and liquid investments with maturities of less than three months. These amounts are stated at cost plus accrued interest, which is similar to their fair value.

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

i) Business combinations and goodwill

Business combinations are accounted for using the acquisition method, which in accordance with IFRS 3, “Business combinations”, consists in general terms as follows:

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

For the years ended December 31, 2023, 2024 and 2025, no impairment losses were recognized for goodwill.

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

Borrowing costs that are incurred for general financing for construction in progress for a substantial period of time are capitalized as part of the cost of the asset. During the years ended December 31, 2023, 2024 and 2025, borrowing costs that were capitalized amounted to Ps.1,442,077, Ps.1,622,958 and Ps.1,569,608, respectively. See Note 10.

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

During the years ended December 31, 2023, 2024 and 2025, no impairment losses were recognized.

(v) Spare parts for network operation are recognized at cost.

The inventory of spare parts for network operation is not depreciated since its useful life starts once brought into service. When the spare parts are considered obsolete, defective or slow-moving, an impairment loss is recognized based on their estimated net realizable value. The estimate of the recovery value of spare parts inventories is based on their age and turnover.

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

(iii) Irrevocable rights of use (“IRUs”), software licenses and content rights

Irrevocable rights of use, software licenses and content rights are recognized according to the amount paid for the right and are amortized over the period in which they are granted.

(iv) Customer relationships

The value of customer relations is determined and valued at the time that a new subsidiary is acquired, as determined by the Company with the assistance of independent appraisers and is amortized over a 5-year period.

During the years ended December 31, 2023, 2024 and 2025, no significant impairment losses were recognized for licenses, trademarks, irrevocable rights of use or customer relationships.

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

Key assumptions used in value in use calculations

The forecasts are made in real terms (net of inflation) and in the functional currency of the subsidiary as of December 31, 2025. Financial forecasts, premises and assumptions are similar to what any other market participant in similar conditions would consider.

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

The most significant forward-looking estimates used for the 2024 and 2025 impairment evaluations are shown below:

	Average margin on EBITDA	Average margin on CAPEX	Average pre-tax discount rate (WACC)
2024:
Europe (7 countries)	35.05% - 43.18%	2.83% - 18.57%	4.88% - 27.16%
Brazil (fixed line, wireless and TV)	44.75%	16.97%	8.11%
Puerto Rico	24.41%	8.67%	4.38%
Dominican Republic	53.64%	14.13%	9.51%
Mexico (fixed line and wireless)	37.31%	9.35%	8.36%
Ecuador	49.66%	13.95%	15.72%
Peru	39.33%	10.41%	8.28%
El Salvador	46.37%	13.42%	13.35%
Colombia	42.25%	17.31%	7.24%
Other countries	28.02% - 52.47%	11.48% - 22.35%	7.22% - 24.06%

2025:
Europe (7 countries)	35.52% - 43.18%	2.74% - 18.19%	5.43% - 28.18%
Brazil (fixed line, wireless and TV)	44.78%	16.33%	7.80%
Puerto Rico	24.12%	8.41%	5.53%
Dominican Republic	53.60%	13.28%	10.16%
Mexico (fixed line and wireless)	36.97%	9.21%	8.22%
Ecuador	49.90%	19.33%	16.99%
Peru	39.64%	10.25%	8.58%
El Salvador	47.51%	9.90%	13.26%
Colombia	42.17%	14.70%	7.47%
Other countries	28.42% - 52.75%	8.73% - 21.83%	8.27% - 15.51%

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

In calculating the present value of the lease payments, the Company generally uses an interest rate implicit at the lease commencement date. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of the lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed payments or change in the assessment to purchase the underlying asset.

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

n) Financial assets and liabilities

Financial assets

Initial recognition and measurement

Financial assets are classified, at initial recognition, as subsequently measured at amortized cost, fair value through OCI, and fair value through profit or loss.

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

Financial assets at amortized cost are subsequently measured using the effective interest (“EIR”) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

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

For debt instruments at fair value through OCI, interest income, foreign exchange revaluation and impairment losses or reversals are recognized in the statements of profit or loss and computed in the same manner as for financial assets measured at amortized cost. The remaining fair value changes are recognized in OCI. Upon derecognition, the cumulative fair value change recognized in OCI is recycled to cumulative profit or loss.

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

Impairment of financial assets

The Company recognizes an allowance for expected credit losses (“ECLs”) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

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

The exchange rates used for the translation of foreign currencies against the Mexican peso are as follows:

		Average exchange rate			Closing exchange rate at December 31,
Country or Zone	Currency	2023	2024	2025	2024	2025
Argentina (1)	Argentine Peso (AR$)	0.0680	0.0200	0.0158	0.0196	0.0123
Brazil	Real (R$)	3.5545	3.3963	3.4394	3.2731	3.2652
Colombia	Colombian Peso (COP$)	0.0041	0.0045	0.0047	0.0046	0.0048
Guatemala	Quetzal	2.2675	2.3597	2.5041	2.6301	2.3441
U.S.A. (2)	US Dollar	17.7617	18.3045	19.2337	20.2683	17.9667
Uruguay	Uruguay Peso	0.4574	0.4548	0.4679	0.4600	0.4602
Nicaragua	Cordoba	0.4875	0.4998	0.5252	0.5534	0.4906
Honduras	Lempira	0.7184	0.7341	0.7379	0.7948	0.6779
Chile	Chilean Peso (CLP$)	0.0212	0.0194	0.0202	0.0203	0.0198
Paraguay	Guaraní	0.0024	0.0024	0.0026	0.0026	0.0027
Peru	Sol (PEN$)	4.7394	4.8721	5.3814	5.3762	5.3345
Dominican Republic	Dominican Peso	0.3163	0.3069	0.3107	0.3301	0.2821
Costa Rica	Colon	0.0324	0.0353	0.0380	0.0395	0.0358
European Union	Euro	19.2047	19.8011	21.6940	20.9939	21.0929
Bulgaria	Lev	9.8189	10.1235	11.0907	10.7262	10.7817
Belarus	New Belarusian Ruble	6.4630	6.6606	6.4023	7.3751	6.1897
Croatia	Croatian Kuna	2.5487	2.6279	2.8791	2.7864	2.7996
Macedonia	Macedonian Denar	0.3119	0.3215	0.3522	0.3423	0.3427
Serbia	Serbian Denar	0.1638	0.1691	0.1851	0.1794	0.1798

(1)	Year-end rates are used for the translation of revenues and expenses if IAS 29 “Financial Reporting in Hyperinflationary Economies” is applied.

(2)	Currency also used in Ecuador, El Salvador and Puerto Rico.

In December 2023, a new Argentine administration took office and called for new economic framework calling for liberalization of economic policy. This caused a major devaluation of the country’s currency, with the Argentine peso losing nearly 60% of its value vis-á-vis the U.S. dollar in December alone.

In addition, as of December 31, 2024 and 2025, Argentina experienced an appreciation of its currency of 6.2% and 37.0% year-to-date against the Mexican peso, respectively, therefore, this matter is considered within the consolidated foreign currency exchange gain (loss) as of the date of the consolidated statement of comprehensive income.

Financial reporting in hyperinflationary economies

Financial statements of Argentina subsidiaries are restated before translation to the reporting currency of the Company and before consolidation in order to reflect the same value of money for all items. Items recognized in the statements of financial position which are not measured at the applicable year-end measuring unit are restated based on the general price index. All non-monetary items measured at cost or amortized cost is restated for the changes in the general price index from the date of transaction or the last hyperinflationary calculation to the reporting date. Monetary items are not restated. All items of shareholders’ equity are restated for the changes in the general price index since their addition or the last hyperinflationary calculation until the end of the reporting period. All items of comprehensive income are restated for the change in a general price index from the date of initial recognition to the reporting date. Gains and losses resulting from the net-position of monetary items are reported in the consolidated statements of operations in financial result in “Valuation of derivatives, interest cost from labor obligations and other financial items, net”. In accordance with IFRS, prior year financial statements were not restated.

As of April 23, 2026, the exchange rate between the U.S. dollar and the Mexican peso was Ps. 17.3323. The appreciation of the Mexican peso against the US dollar represent 3.50% with respect to the year-end value.

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

q) Employee benefits

The Company has defined benefit pension plans for its subsidiaries Puerto Rico Telephone Company, Telmex, Claro S.A., and Telekom Austria. Claro S.A. also has medical plans and defined contribution plans and Telekom Austria provides retirement benefits to its employees under a defined contribution plan. The Company recognizes the costs of these plans based upon independent actuarial computations and are determined using the projected unit credit method. The latest actuarial computations were prepared as of December 31, 2025.

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

r) Employee profit sharing (“PTU”, for its acronym in Spanish)

PTU is paid by certain subsidiaries of the Company to its eligible employees. The Company has employee profit sharing in Mexico, Ecuador and Peru. In Mexico, employee profit sharing is computed at the rate of 10% on the individual subsidiaries taxable base adjusted for employee profit sharing purposes as provided by law.

Employee profit sharing is presented as commercial, administrative and general expenses in the consolidated statements of comprehensive income.

The amendment to the Federal Labor Law in Mexico dated April 23, 2021 established a limit on the amount to be paid for profit sharing to employees, which indicates that the amount of PTU payable to each employee may not exceed the equivalent of three months of the employee’s current salary, or the average PTU received by the employee in the previous three years, whichever is greater. If the PTU determined is less than or equal to this limit, the PTU will be determined by applying 10% of the individual company taxable income. If the PTU determined exceeds this limit, the limit would apply and this should be considered the PTU for the period.

s) Taxes

Income taxes

Current income tax payable is presented as a current liability, net of prepayments made during the year.

Deferred income tax is determined using the liability method based on the temporary differences between the tax values of the assets and liabilities and their book values at the consolidated financial statements reporting date.

Deferred tax assets and liabilities are measured using the tax rates that are expected to be in effect in the period when the asset will materialize or the liability will be settled, based on the enacted tax rates (and tax legislation) that have been enacted or substantially enacted at the financial statements reporting date. The value of deferred tax assets is reviewed by the Company at each financial statement reporting date and is reduced to the extent that it is more likely that the Company will not have sufficient future tax profits to allow for the realization of all or a part of its deferred tax assets. Unrecognized deferred tax assets are reevaluated at each financial statement reporting date and are recognized when it is more likely that there will be sufficient future tax profits to allow for the realization of these assets.

Deferred taxes relating to items recognized in Other Comprehensive Income are recognized in the same component that originated those deferred taxes. Deferred taxes consequence on unremitted earnings from subsidiaries and associates are considered as temporary differences, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future. Taxes withheld on remitted foreign earnings are creditable against Mexican taxes, thus to the extent that a remittance is to be made, the deferred tax would be limited to the incremental difference between the Mexican tax rate and the rate of the remitting country. As of December 31, 2024 and 2025, the Company has not provided for any deferred taxes related to unremitted foreign earnings.

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

t) Advertising

Advertising expenses are recognized as incurred. For the years ended December 31, 2023, 2024 and 2025, advertising expenses were Ps.11,781,250, Ps.12,670,214 and Ps.14,789,656 respectively, and are presented in the consolidated statements of comprehensive income in the caption “Commercial, administrative and general expenses”.

u) Earnings per share

Basic and diluted earnings per share are determined by dividing net profit of the year attributable to equity holders of the parent by the weighted-average number of shares outstanding during the year. In determining the weighted average number of outstanding shares, shares repurchased by the Company have been excluded.

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

Additionally, the Company occasionally uses interest rate swaps to adjust its exposure to the variability of the interest rates or to reduce their financing costs. The Company’s practices vary from time to time depending on judgments about the level of risk, expectations of change in the movements of interest rates and the costs of using derivatives. The Company may terminate or modify a derivative financial instrument at any time. See Note 7 for disclosure of the fair value of derivatives as of December 31, 2024 and 2025.

(iii) Credit risk

Credit risk represents the loss that could be recognized in case the counterparties fail to comply with their contractual obligations.

The financial instruments that potentially represent concentrations of credit risk are cash and short-term deposits, accounts receivable from subscribers and distributors and financial instruments related to debt and derivatives. The Company’s policy is designed in order to limit its exposure to any one financial institution; therefore, the Company’s financial instruments are contracted with several different financial institutions located in different geographic regions.

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

(iv) Sensitivity analysis for market risks

The Company uses sensitivity analysis to measure the potential losses based on a theoretical increase of 100 basis points in interest rates and a 5% fluctuation in exchange rates:

Interest rate

In the event that the Company’s agreed-upon interest rates at December 31, 2024 and 2025 increase or decrease by 100 basis points, and assuming fluctuations of 6.9% and 8.4%, respectively, in the exchange rate between the Mexican Peso and US Dollar, the net interest expense would increase by Ps.3,115,447 and Ps.5,002,241, respectively, or (decrease) by Ps.(11,720,132) and Ps.(6,599,338), respectively.

Exchange rate fluctuations

If the Company’s debt at December 31, 2024 and 2025 of Ps.567,585,631 and Ps.524,906,860, respectively, were to be impacted by a 5% increase/(decrease) in exchange rates, the debt would increase/(decrease) to Ps.595,964,966 and Ps.551,152,203, respectively; or Ps.(539,206,398) and Ps.(498,661,517), respectively.

w) Derivative financial instruments

Derivative financial instruments are recognized in the consolidated statements of financial position at fair value. The fair value determined by the Company is compared against the fair value calculated by financial institutions with which the agreements are entered into. In addition, it is the Company’s policy to compare such fair values with a valuation provided by an independent pricing provider in case of discrepancies. Changes in the fair value of derivatives that do not qualify as hedging instruments are recognized immediately in the line “Valuation of derivatives, interest cost from labor obligations and other financial items, net”.

The Company is exposed to interest rate and foreign currency risks, which it tries to mitigate through a controlled risk management program that includes the use of derivative financial instruments. The Company principally uses to attempt to offset the risk of exchange rate and interest rate fluctuations. The effective portion of gains or losses on the cash flow derivatives is recognized in OCI under the heading “Unrealized (loss) gain on equity investment at fair value”, and the ineffective portion is charged to results of operations of the period.

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

The Chief Operating Decision Maker (“CODM”) is responsible for making decisions regarding the resources to be allocated to the Company’s different segments, as well as evaluating the performance of each segment. Intersegment revenues and costs, intercompany balances as well as investments in shares in consolidated entities are eliminated upon consolidation and reflected in the “eliminations” column in Note 23.

No individual segment generated revenue from transactions with a single external customer amounting to 10% or more of the revenues.

Aa) Convenience translation

The consolidated financial statements are stated in thousands of Mexican pesos (“Ps.”); however, solely for the convenience of the readers, the consolidated statement of financial position as of December 31, 2024 and the consolidated statement of comprehensive income and consolidated statement of cash flows for the year ended December 31, 2025 were converted into U.S. dollars at the exchange rate of Ps.17.9667 per U.S. dollar, which was the exchange rate at that date. This arithmetic conversion should not be construed as representations that the amounts expressed in Mexican pesos may be converted into U.S. dollars at that or any other exchange rate.

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

Revaluation of passive infrastructure of telecommunications towers

The Company recognizes the passive infrastructure of the telecommunication towers at fair value, recognizing the changes in OCI. The discounted cash flow model was used. The Company hired a valuation specialist with industry experience to measure fair values as of December 31, 2025.

Impairment of Long-Lived Assets

The Company has large amounts of long-lived assets, including property, plant and equipment, intangible assets, and goodwill on its consolidated statements of financial position. The Company is required to test long-lived assets for impairment when circumstances indicate a potential impairment or, in some cases, at least on an annual basis. The impairment analysis for long-lived assets requires the Company to estimate the recoverable amount of the asset, which is the higher of its fair value (minus any disposal costs) and its value in use. To estimate the fair value of a long-lived asset, the Company typically takes into account recent market transactions or, if no such transactions can be identified, the Company uses a valuation model that requires making certain assumptions and estimates. Similarly, to estimate the value in use of long-lived assets, the Company typically makes various assumptions about the future prospects for the business to which the asset relates, considers market factors specific to that business and estimates future cash flows to be generated by that business. Based on this impairment analysis, including all assumptions and estimates related thereto, as well as guidance provided by IFRS relating to the impairment of long-lived assets different assumptions and estimates could materially impact the Company’s reported financial results. More conservative assumptions of the anticipated future benefits from these businesses could result in impairment charges, which would decrease net income and result in lower asset values in the consolidated statements of financial position. Conversely, less conservative assumptions could result in smaller or no impairment charges, higher net income and higher asset values. The key assumptions used to determine the recoverable amount for the Company’s CGUs, are further explained in Note 2 l).

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

The Company is subject to various claims and contingencies related to tax, labor and legal proceedings as described in Note 17 b).

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

Note 4. Equity and debt investments at fair value through OCI and other short/long-term investments

As of December 31, 2024 and 2025, equity investments at fair value through OCI and other short-term investments includes an equity investment in Verizon for Ps. 46,683,687 and Ps. 42,148,211, respectively. As of December 31, 2025, includes an equity investment in BT Group for Ps. 281,803. As these investments are not held for trading, the Company has elected to designate them as equity instruments at fair value through OCI.

The investments in Verizon and others, are carried at fair value with changes in fair value being recognized through other comprehensive income. As of December 31, 2024 and 2025, the Company has recognized in equity changes in fair value of Ps. 3,485,814 and Ps. (1,639,179) respectively, net of deferred taxes. See Note 21.

During the years ended December 31, 2023 and 2024, the Company has recognized an income related to the earn-out stipulated in the Verizon’s contract, of Ps. 2,206,671 and Ps. 14,856, respectively, which are included within “Valuation of derivatives, interest cost from labor obligations, and other financial items, net” in the consolidated statements of comprehensive income. See Note 22.

During the years ended December 31, 2023, 2024 and 2025, the Company recognized dividend income from Verizon for an amount of Ps. 2,684,643, Ps. 2,895,815 and Ps. 3,015,648 respectively, and from Koninklijke KPN N.V. (hereinafter, KPN) for an amount of Ps.1,867,184 and Ps.(116,677) during the years ended December 31, 2023 and 2024, respectively. These amounts are included within “Valuation of derivatives, interest cost from labor obligations, and other financial items, net” in the consolidated statements of comprehensive income. See Note 22.

As of December 31, 2024 and 2025 long-term debt instruments at fair value through OCI for Ps. 13,908,873 and Ps. 18,086,886, respectively.

Note 5. Accounts receivable from subscribers, distributors, recoverable taxes contractual assets and other, net

a) An analysis of accounts receivable by component at December 31, 2024 and 2025 is as follows:

	At December 31,
	2024		2025
Subscribers and distributors	Ps.	170,242,307	Ps.	182,388,253
Telecommunications carriers for network interconnection and other services		3,837,362		3,370,949
Recoverable taxes		50,900,914		65,502,829
Sundry debtors		11,838,770		10,858,187
Contract assets		31,230,793		32,499,007
Allowance of expected credit losses		(37,533,735)		(39,858,127)
Total net	Ps.	230,516,411	Ps.	254,761,098
Non-current subscribers, distributors and contractual assets		9,394,158		13,379,712
Total current subscribers, distributors and contractual assets	Ps.	221,122,253	Ps.	241,381,386

b) Changes in the allowance of the expected credit losses is as follows:

	For the years ended December 31,
	2023		2024		2025
Balance at beginning of year	Ps.	(42,079,056)	Ps.	(38,194,997)	Ps.	(37,533,735)
Increases recorded in expenses		(12,021,598)		(11,927,258)		(12,611,219)
Write-offs		11,392,722		16,239,505		9,095,970
Business Combination		-		(148,359)		-
Spin-off (i)		(3,002)		-		-
Translation effect		4,515,937		(3,502,626)		1,190,857
Balance at year end	Ps.	(38,194,997)	Ps.	(37,533,735)	Ps.	(39,858,127)

(i)	This figure is related to the spin-off of Telekom Austria AG.

c) The following table shows the aging of accounts receivable at December 31, 2024 and 2025, for subscribers and distributors:

	Past due
	Total		Unbilled services provided		1-30 days		31-60 days		61-90 days		Greater than 90 days
December 31, 2024	Ps.	170,242,307	Ps.	105,263,369	Ps.	15,396,655	Ps.	4,182,294	Ps.	2,854,922	Ps.	42,545,067
December 31, 2025	Ps.	182,388,253	Ps.	120,355,292	Ps.	13,511,830	Ps.	4,700,102	Ps.	3,340,840	Ps.	40,480,189

d) The following table shows the accounts receivable from subscribers and distributors included in the allowance for expected credit losses:

	Total		1-90 days		Greater than 90 days
December 31, 2024	Ps.	37,533,735	Ps.	4,050,387	Ps.	33,483,348
December 31, 2025	Ps.	39,858,127	Ps.	4,082,617	Ps.	35,775,510

e) An analysis of contract assets at December 31, 2024 and 2025 is as follows:

	2024		2025

Balance at the beginning of the year	Ps.	25,062,219	Ps.	31,230,793
Additions		24,862,129		29,610,794
Business combination		2,347,803		-
Disposals		(4,195,512)		(4,556,746)
Amortization		(20,622,228)		(22,227,773)
Translation effect		3,776,382		(1,558,061)

Balance at the end of the year	Ps.	31,230,793	Ps.	32,499,007
Non-current contract assets	Ps.	1,558,104	Ps.	1,108,043

Current portion contracts assets	Ps.	29,672,689	Ps.	31,390,964

Note 6. Related parties

a) The following is an analysis of the balances with related parties as of December 31, 2024 and 2025. All of the companies were considered affiliates of América Móvil since the Company’s principal shareholders are either direct or indirect shareholders in the related parties.

	2024		2025
Accounts receivable:
Sears Roebuck de México, S.A. de C.V. and Subsidiaries	Ps.	374,745	Ps.	323,991
Sitios Latinoamérica, S.A.B. de C.V.		191,515		139,329
Sanborns Hermanos, S.A.		253,211		267,318
Patrimonial Inbursa, S.A.		184,549		234,596
Grupo Condumex, S.A. de C.V. and Subsidiaries		40,773		47,580
Telesites, S.A.B. de C.V. and Subsidiaries		117,204		106,392
Claroshop.com, S.A.P.I de C.V.		57,092		10,917
Carso Infraestructura y Construcción, S.A. de C.V.		9,763		9,565
Other		166,631		108,254
Total	Ps.	1,395,483	Ps.	1,247,942

Accounts payable:
Carso Infraestructura y Construcción, S.A. de C.V. and Subsidiaries	Ps.	1,361,945	Ps.	693,025
Grupo Condumex, S.A. de C.V. and Subsidiaries		148,996		138,405
Sitios Latinoamérica, S.A.B. de C.V.		601,438		664,496
Fianzas Guardiana Inbursa, S.A. de C.V.		444,085		459,188
Claroshop.com, S.A.P.I de C.V.		82,617		78,016
Grupo Financiero Inbursa, S.A.B. de C.V.		151,564		152,102
Seguros Inbursa, S.A. de C.V.		114,998		206,605
Industrial Afiliada, S.A. de C.V.		310,140		250,529
Banco Inbursa, S.A.		23,300		4,180
Promotora Inbursa, S.A. de C.V.		51,758		8,478
Cicsa Perú, S.A.C.		123,364		306,449
Sofom Inbursa, S.A. de C.V., Sofom, E.R		1,287		23,280
Other		286,468		278,862
Total	Ps.	3,701,960	Ps.	3,263,615

For the years ended December 31, 2023, 2024 and 2025, the Company has not recorded any impairment of receivables in connection with amounts owed by related parties.

b) For the years ended December 31, 2023, 2024 and 2025, the Company conducted the following transactions with related parties:

	2023		2024		2025
Capital expenditures and expenses:
Construction services, purchases of materials, inventories and property, plant and equipment (i)	Ps.	10,499,209	Ps.	13,621,729	Ps.	11,015,657
Insurance premiums, fees paid for administrative and operating services, brokerage services and others (ii)		4,911,513		5,012,046		5,178,174
Associated costs for towers sale (iii)		1,751,405		-		-
Rent of towers		937,763		864,912		605,281
Other services		1,903,476		1,586,583		1,756,554
	Ps.	20,003,366	Ps.	21,085,270	Ps.	18,555,666

Revenues:
Service revenues(iv)	Ps.	1,153,877	Ps.	1,270,286	Ps.	1,142,356
Sales of towers(v)		8,546,615		523,547		-
Sales of equipment		2,225,521		1,514,397		1,007,871
	Ps.	11,926,013	Ps.	3,308,230	Ps.	2,150,227

i)
In 2025, this amount includes Ps.8,163,525 (Ps.11,057,693 in 2024 and Ps.7,720,624 in 2023) for network construction services and construction materials purchased from subsidiaries of Grupo Carso, S.A.B. de C.V. (Grupo Carso).

ii)
In 2025, this amount mainly includes Ps.4,322,991 (Ps.4,170,478 in 2024 and Ps.3,460,518 in 2023) for insurance premiums with Seguros Inbursa S.A. and Fianzas Guardiana Inbursa, S.A., which, in turn, places most of such insurance with reinsurers; as well as Ps.19,969 in 2025 (Ps.117,939 in 2024 and Ps.69,248 in 2023) for network maintenance services performed by Grupo Carso subsidiaries.

iii)
In 2023, this amount includes Ps.855,427 of the cost related to the sales of towers by Compañía Dominicana de Teléfonos, S.A.; Ps.880,542 of the cost related to the sales of towers by América Móvil Perú, S.A.C.; and Ps.15,435 of the cost related to the sales of towers by Telmex.

iv)	In 2025, this amount includes Ps.1,042,628 (Ps.1,171,375 in 2024 and Ps.995,831 in 2023) of the total revenue, provided by Telmex.

v)
In 2024, this amount includes Ps.523,547 (Ps.1,010,500 in 2023) for sales of towers by Telmex. In 2023, includes Ps.2,695,790 for sales of towers by Compañía Dominicana de Teléfonos, S.A.; and Ps.4,840,325 for sales of towers by América Móvil Perú, S.A.C.

c) The aggregate compensation paid to the Company’s directors (including compensation paid to members of the Audit and Corporate Practices Committee) for 2023, 2024 and 2025 amounted to approximately Ps. 6,244, Ps.6,495 and Ps.7,192, respectively. Compensation paid to senior management for 2023, 2024 and 2025 amounted to approximately Ps.98,280, Ps.103,912 and Ps.111,457, respectively. None of the Company’s directors is a party to any contract with the Company or any of its subsidiaries that provides for benefits upon termination of employment. The Company does not provide pension, retirement or similar benefits to its directors in their capacity as directors. The Company’s executive officers are eligible for retirement and severance benefits required by Mexican law on the same terms as all other employees.

d) Österreichische Beteiligungs AG (ÖBAG) is considered a related party due to it is a significant non-controlling shareholder in Telekom Austria. Through Telekom Austria, América Móvil is related to the Republic of Austria and its subsidiaries, which are mainly ÖBB Group, ASFINAG Group and Post Group as well as Rundfunk und Telekom Reguliegungs-GmbH, all of which these are related parties. In 2023, 2024 and 2025, none of the individual transactions associated with government agencies or government-owned entities of Austria were considered significant to América Móvil.

Note 7. Derivative financial instruments

In an attempt to mitigate the risks of future increases in interest rates and foreign exchange rates for the servicing of its debt, the Company has entered into derivative contracts in over-the-counter transactions carried out with financial institutions. In 2025 the weighted-average interest rate of the total debt including the impact of interest rate derivatives held by the Company is 5.7% (5.8% and 5.6% in 2024 and 2023, respectively).

An analysis of the derivative financial instruments contracted by the Company at December 31, 2024 and 2025 is as follows:

	At December 31,
	2024				2025
Instrument	Notional amount in millions		Fair Value		Notional amount in millions		Fair Value
Assets:
XCS US Dollar – Mexican Peso	US$	2,700	Ps.	8,538,837	US$	1,700	Ps.	1,891,249
XCS Mexican Peso – US Dollar		-		-	MXN$	2,018		249,617
XCS US Dollar – Euro	US$	800		582,620		-		-
XCS US Dollar – Chilean Peso	US$	400		1,529,257		-		-
Interest Rate Swaps US Dollar – Chilean Peso	US$	392		5,373		-		-
Interest Rate Swaps Chilean Peso – US Dollar	CLP$	306,554		12,372		-		-
Forwards Brazilian Real – US Dollar		-		-	R$	5,843		159,834
Forwards Euro – US Dollar		-		-		€681		116,310
Total Assets			Ps.	10,668,460			Ps.	2,417,009

	At December 31,
	2024				2025
Instrument	Notional amount in millions		Fair Value		Notional amount in millions		Fair Value
Liabilities:
XCS US Dollar – Mexican Peso	US$	2,190	Ps.	(4,076,647)	US$	3,190	Ps.	(4,314,948)
XCS Mexican Peso – US Dollar	MXN$	8,094		(254,549)		-		-
XCS US Dollar – Euro	US$	150		(158,661)	US$	950		(1,038,355)
XCS Yen – US Dollar		¥13,000		(493,179)		¥13,000		(617,460)
XCS Pound Sterling – Euro		£640		(1,259,750)		£640		(1,685,044)
XCS Pound Sterling – US Dollar		£1,560		(11,184,561)		£1,560		(7,543,817)
XCS Euro – US Dollar		€802		(2,793,689)		€802		(858,748)
Interest Rate Swaps US Dollar – Chilean Peso	US$	385		(19,872)	US$	385		(27,862)
Interest Rate Swaps Chilean Peso – US Dollar	CLP$	384,948		(12,613)	CLP$	306,554		(26,305)
Forwards US Dollar – Mexican Peso		-		-	US$	100		(12,620)
Forwards Brazilian Real – US Dollar	R$	6,155		(1,401,460)		-		-
Forwards Euro – US Dollar		€1,036		(530,728)		€108		(7,023)
Total Liabilities			Ps.	(22,185,709)			Ps.	(16,132,182)

*Totals may not sum due to rounding
**XCS stands for Cross Currency Swaps

The changes in the fair value of these derivative financial instruments for the years ended December 31, 2023, 2024 and 2025  were equivalent to a loss of Ps.(10,268,520), Ps.(2,141,802) and Ps.(697,393), respectively. Such amounts are included in the consolidated statements of comprehensive income as part of the caption “Valuation of derivatives interest cost from labor obligations and other financial items, net”. See Note 22.

The maturities of the notional amount of the derivatives are as follows:

Instrument	Notional amount in millions	2026	2027	2028	2029	2030 Thereafter
Assets
XCS US Dollar – Mexican Peso	US$	-	-	-	1,000	700
XCS Mexican Peso – US Dollar	MXN$	-	-	-	2,018	-
Forwards Brazilian Real – US Dollar	R$	5,843	-	-	-	-
Forwards Euro – US Dollar	€	681	-	-	-	-

Liabilities
XCS US Dollar – Mexican Peso	US$	-	-	-	-	3,190
XCS US Dollar - Euro	US$	-	-	-	-	950
XCS Euro – US Dollar	€	-	402	400	-	-
XCS Yen – US Dollar	¥	-	-	-	-	13,000
XCS Sterling Pound – Euro	£	390	-	-	-	250
XCS Sterling Pound – US Dollar	£	110	-	-	-	1,450
Interest Rate Swaps US Dollar – Chilean Peso	US$	385	-	-	-	-
Interest Rate Swaps Chilean Peso – US Dollar	CLP$	306,554	-	-	-	-
Forwards Euro – US Dollar	€	108	-	-	-	-
Forwards US Dollar – Mexican Peso	US$	100	-	-	-	-

Note 8. Inventories, net

An analysis of inventories at December 31, 2024 and 2025 is as follows:

	2024		2025
Mobile phones, accessories, computers, TVs, cards and other materials	Ps.	26,361,417	Ps.	30,270,083
Reserve for obsolete and slow-moving inventories		(2,609,960)		(1,963,458)
Total	Ps.	23,751,457	Ps.	28,306,625

For the years ended December 31, 2023, 2024 and 2025, the cost of inventories recognized in cost of sales of equipment was Ps. 111,863,425, Ps. 111,659,973 and Ps. 122,895,496 respectively.

Note 9. Other assets, net

An analysis of other assets at December 31, 2024 and 2025 is as follows:

	2024		2025
Current portion:
Advances to suppliers (different from CAPEX and inventories)	Ps.	10,909,652	Ps.	11,836,747
Prepaid insurance		1,544,998		1,253,738
Frequency usage licenses to be amortized		595,861		795,829
Other		373,884		496,769
Total	Ps.	13,424,395	Ps.	14,383,083

Non-current portion:
Recoverable taxes	Ps.	19,489,256	Ps.	24,102,461
Prepayments for the use of fiber optics		2,920,851		1,887,279
Judicial deposits (1)		15,021,270		17,238,060
Prepaid expenses		10,775,412		14,584,953
Total	Ps.	48,206,789	Ps.	57,812,753

For the years ended December 31, 2023, 2024 and 2025, amortization expense for other assets was Ps. 848,569, Ps. 566,236 and Ps. 474,663, respectively.

(1) Judicial deposits represent cash and cash equivalents pledged in order to fulfill the collateral requirements for tax contingencies in Brazil. Based on its evaluation of the underlying contingencies, the Company believes that such amounts are recoverable. See Note 17 b).

Note 10. Property, Plant and Equipment, net

a) An analysis of activity in property, plant and equipment, net for the years ended December 31, 2023, 2024 and 2025 is as follows:

Cost:	At December 31, 2022		Additions		Retirements (2)(3)		Revaluation adjustments (4)		Transfer		Effect of translation of foreign subsidiaries and hyperinflation adjustment (5)		Depreciation for the year		At December 31, 2023
Network in operation and equipment	Ps.	1,026,018,942	Ps.	50,024,889	Ps.	(33,329,584)	Ps.	(6,302,540)	Ps.	70,929,358	Ps.	(147,930,373)	Ps.	—	Ps.	959,410,692
Land and buildings		43,754,276		460,406		(623,086)		—		912,321		(4,104,367)		—		40,399,550
Other assets		145,240,123		9,207,577		(4,659,627)		—		91,200		(9,019,160)		—		140,860,113
Construction in process and advances plant suppliers(1)		59,819,638		60,315,693		(3,541,460)		—		(52,383,308)		(3,391,855)		—		60,818,708
Spare parts for operation of the network		42,358,475		24,598,463		(4,512,380)		—		(23,748,569)		(6,821,235)		—		31,874,754
Total		1,317,191,454		144,607,028		(46,666,137)		(6,302,540)		(4,198,998)		(171,266,990)		—		1,233,363,817

Accumulated depreciation:
Network in operation and equipment	Ps.	(565,890,076)	Ps.	—	Ps.	32,420,796	Ps.	907,756	Ps.	(106,646)	Ps.	109,318,572	Ps.	(89,594,858)	Ps.	(512,944,456)
Buildings		(8,399,608)		—		503,192		—		63,923		2,739,797		(1,697,581)		(6,790,277)
Other assets		(85,574,405)		—		3,094,804		—		(139,191)		7,960,435		(10,516,865)		(85,175,222)
Spare parts for the operation of the network		(101,155)		—		55,866		—		12,152		400,001		(169,822)		197,042
Total	Ps.	(659,965,244)	Ps.	—	Ps.	36,074,658	Ps.	907,756	Ps.	(169,762)	Ps.	120,418,805	Ps.	(101,979,126)	Ps.	(604,712,913)
Net Cost	Ps.	657,226,210	Ps.	144,607,028	Ps.	(10,591,479)	Ps.	(5,394,784)	Ps.	(4,368,760)	Ps.	(50,848,185)	Ps.	(101,979,126)	Ps.	628,650,904

(1)	The construction in progress includes fixed and mobile network installations, as well as satellite developments and fiber optic which are in the process of being installed.
(2)	Includes retirements for the sale of 2,980 and 224 telecommunications towers on March 30 and July 31, 2023, respectively, owned by its subsidiary in Peru to Sitios Latam.
(3)	It includes disposals related to the sale of 1,388 telecommunications towers on February 3, 2023, owned by its subsidiary in the Dominican Republic to Sitios Latam.
(4)	Includes the surplus associated with the telecommunications towers that were transferred by the sale to Sitios Latam, described previously, for an amount of Ps.(6,957,275). In addition, includes the surplus associated with the valuation of the telecommunications towers of EuroTeleSites AG and subsidiaries, for an amount of Ps.1,562,491.
(5)	Includes a hyperinflation adjustment associated to Argentinean subsidiaries for an amount of Ps.(5,956,256).

Cost	At December 31 2023		Additions		Retirements		Business combinations (4)		Revaluation adjustments (2)		Transfer		Effect of translation of foreign subsidiaries and hyperinflation adjustment(3)		Depreciation for the year		At December 31,2024
Network in operation and equipment	Ps.	959,410,692	Ps.	42,823,075	Ps.	(29,154,250)	Ps.	22,800,844	Ps.	1,290,655	Ps.	64,489,657	Ps.	120,602,682	Ps.	—	Ps.	1,182,263,355
Land and buildings		40,399,550		161,317		(147,047)		396,315		—		3,074,956		3,771,664		—		47,656,755
Other assets		140,860,113		9,230,523		(9,270,502)		1,669,061		—		1,302,049		5,534,769		—		149,326,013
Construction in process and advances plant suppliers(1)		60,818,708		53,618,806		(4,040,469)		6,099,339		—		(51,567,114)		3,449,438		—		68,378,708
Spare parts for operation of the network		31,874,754		22,053,172		(5,990,202)		2,798,554		—		(21,635,003)		2,037,343		—		31,138,618
Total	Ps.	1,233,363,817	Ps.	127,886,893	Ps.	(48,602,470)	Ps.	33,764,113	Ps.	1,290,655	Ps.	(4,335,455)	Ps.	135,395,896	Ps.	—	Ps.	1,478,763,449

Accumulated depreciation
Network in operation and equipment	Ps.	(512,944,456)	Ps.	—	Ps.	24,555,371	Ps.	—	Ps.	869,822	Ps.	1,115,687	Ps.	(78,164,080)	Ps.	(99,606,465)	Ps.	(664,174,121)
Buildings		(6,790,277)		—		104,005		—		—		(1,564,790)		(2,695,078)		(1,907,221)		(12,853,361)
Other assets		(85,175,222)		—		8,868,467		—		—		542,377		(2,176,603)		(9,835,660)		(87,776,641)
Spare parts for the operation of the network		197,042		—		87,481		—		—		(316,998)		(195,647)		53,225		(174,897)
Total	Ps.	(604,712,913)	Ps.	—	Ps.	33,615,324	Ps.	—	Ps.	869,822	Ps.	(223,724)	Ps.	(83,231,408)	Ps.	(111,296,121)	Ps.	(764,979,020)
Net Cost	Ps.	628,650,904	Ps.	127,886,893	Ps.	(14,987,146)	Ps.	33,764,113	Ps.	2,160,477	Ps.	(4,559,179)	Ps.	52,164,488	Ps.	(111,296,121)	Ps.	713,784,429

(1)	Construction in progress includes fixed and mobile network installations as well as satellite developments and fiber optic which are in the process of being installed.
(2)	Includes the surplus associated with the valuation of the telecommunications towers of EuroTeleSites AG and subsidiaries, for an amount of Ps.2,160,477.
(3)	Includes a hyperinflation adjustment associated to Argentinean subsidiaries for an amount of Ps.25,160,101.
(4)	“Business combination” includes the acquisition of NTT Austria GmbH (now A1 ICT Austria), in Austria and Claro Chile, SpA, in Chile. See Note 12 a.

Cost	At December 31 2024		Additions		Retirements		Business combinations (4)		Revaluation adjustments (2)		Transfer		Effect of translation of foreign subsidiaries and hyperinflation adjustment(3)		Depreciation for the year		At December 31,2025
Network in operation and equipment	Ps.	1,182,263,355	Ps.	39,317,575	Ps.	(37,595,090)	Ps.	1,418,869	Ps.	153,074	Ps.	71,954,690	Ps.	(46,636,694)	Ps.	—	Ps.	1,210,875,779
Land and buildings		47,656,755		396,525		(580,203)		3,601		—		1,673,319		(1,303,379)		—		47,846,618
Other assets		149,326,013		8,815,573		(7,164,793)		304		—		4,317,596		(4,301,530)		—		150,993,163
Construction in process and advances plant suppliers(1)		68,378,708		60,094,094		(5,014,523)		195		—		(61,739,019)		(2,372,207)		—		59,347,248
Spare parts for operation of the network		31,138,618		20,116,239		(5,770,051)		—		—		(21,020,545)		(1,616,623)		—		22,847,638
Total	Ps.	1,478,763,449	Ps.	128,740,006	Ps.	(56,124,660)	Ps.	1,422,969	Ps.	153,074	Ps.	(4,813,959)	Ps.	(56,230,433)	Ps.	—	Ps.	1,491,910,446

Accumulated depreciation
Network in operation and equipment	Ps.	(664,174,121)	Ps.	—	Ps.	35,681,366	Ps.	—	Ps.	1,065,116	Ps.	—	Ps.	34,315,788	Ps.	(107,249,725)	Ps.	(700,361,576)
Buildings		(12,853,361)		—		436,567		—		—		—		697,234		(2,123,902)		(13,843,462)
Other assets		(87,776,641)		—		5,397,684		—		—		—		2,285,686		(10,344,002)		(90,437,273)
Spare parts for the operation of the network		(174,897)		—		112,841		—		—		—		2,596		54,387		(5,073)
Total	Ps.	(764,979,020)	Ps.	—	Ps.	41,628,458	Ps.	—	Ps.	1,065,116	Ps.	—	Ps.	37,301,304	Ps.	(119,663,242)	Ps.	(804,647,384)
Net Cost	Ps.	713,784,429	Ps.	128,740,006	Ps.	(14,496,202)	Ps.	1,422,969	Ps.	1,218,190	Ps.	(4,813,959)	Ps.	(18,929,129)	Ps.	(119,663,242)	Ps.	687,263,062

(1)	Construction in progress includes fixed and mobile network installations as well as satellite developments and fiber optic which are in the process of being installed.
(2)	Includes the surplus associated with the valuation of EuroTelesites AG and subsidiaries for an amount of Ps.1,218,190.
(3)	Includes a hyperinflation adjustment associated to Argentinean subsidiaries for an amount of Ps.3,933,514.
(4)	“Business combination” includes the acquisition of Connexio Metro in March 2025 and Peter-S-Teleurin in September 2025 in TAG and Sites Colombia in October 2025 in Comcel. See Note 12 a.

The completion period of construction in progress varies and depends upon the type of plant and equipment under construction.

b) Revaluation of telecommunications towers

The fair value of the passive infrastructure of telecommunications towers was determined using the “income approach” method through a discounted cash flow model (“DCF”) where, among others, inputs such as average rents per tower were used, contract term and discount rates considering market information.

c) Capitalized interest

Relevant information related to the computation of the capitalized borrowing costs is as follows:

	Year ended December 31,
	2023		2024		2025
Amount invested in the acquisition of qualifying assets	Ps.	25,489,098	Ps.	26,552,290	Ps.	25,197,431
Capitalized interest		1,442,077		1,622,958		1,569,608
Capitalization rate		5.7%		6.1%		6.2%

Capitalized interest is being amortized over a period of estimated useful life of the related assets.

d) Non-cash consideration.

For the year ended December 31, 2023, 2024 and 2025, non-cash transactions related to acquisitions of property, plant and equipment in accounts payable amounted to Ps.6,928,514, Ps.11,701,417 and Ps.15,225,542.

Additionally, for the year ended December 31, 2023, the non-cash transaction related to revaluation surplus amounted Ps.1,157,941.

Note 11. Intangible assets, net and goodwill

a) An analysis of intangible assets at December 31, 2023, 2024 and 2025 is as follows:

	At December 31, 2022		Acquisitions		Disposals and other		Amortization for the year		Incorporation (Merge, Spin off, Sale/other)		Effect of translation of foreign subsidiaries and hyperinflation adjustment		At December 31, 2023
Licenses and rights of use	Ps.	255,549,470	Ps.	18,814,933	Ps.	1,201,681	Ps.	—	Ps.	—	Ps.	(28,239,255)	Ps.	247,326,829
Accumulated amortization		(142,425,106)		—		(63,964)		(11,643,803)		—		11,328,430		(142,804,443)

Net		113,124,364		18,814,933		1,137,717		(11,643,803)		—		(16,910,825)		104,522,386

Trademarks		26,467,355		198,532		(11,554)		—		555		(1,313,470)		25,341,418
Accumulated amortization		(23,452,798)		—		571		(139,038)		—		1,017,013		(22,574,252)

Net		3,014,557		198,532		(10,983)		(139,038)		555		(296,457)		2,767,166

Customer relationships		24,189,692		5,550		—		—		—		(3,505,503)		20,689,739
Accumulated amortization		(19,332,019)		—		—		(987,971)		—		3,091,265		(17,228,725)

Net		4,857,673		5,550		—		(987,971)		—		(414,238)		3,461,014

Software licenses		16,217,975		5,846,212		313,446		—		—		(3,021,588)		19,356,045
Accumulated amortization		(9,515,383)		—		1,102,658		(3,675,747)		—		2,330,312		(9,758,160)

Net		6,702,592		5,846,212		1,416,104		(3,675,747)		—		(691,276)		9,597,885

Content rights		12,783,404		737,465		(50,175)		—		—		(1,854,001)		11,616,693
Accumulated amortization		(11,589,168)		—		—		(672,760)		—		1,795,303		(10,466,625)

Net		1,194,236		737,465		(50,175)		(672,760)		—		(58,698)		1,150,068

Total of intangibles, net	Ps.	128,893,422	Ps.	25,602,692	Ps.	2,492,663	Ps.	(17,119,319)	Ps.	555	Ps.	(18,371,494)	Ps.	121,498,519

Goodwill	Ps.	141,121,365	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	4,957,532	Ps.	146,078,897

	At December 31, 2023		Acquisitions		Business combinations		Disposals and other		Amortization for the year		Effect of translation of foreign subsidiaries and hyperinflation adjustment		At December 31, 2024
Licenses and rights of use	Ps.	247,326,829	Ps.	12,645,575	Ps.	763,101	Ps.	(872,238)	Ps.	—	Ps.	18,349,117	Ps.	278,212,384
Accumulated amortization		(142,804,443)		—		—		1,749,617		(13,140,279)		(1,872,988)		(156,068,093)

Net		104,522,386		12,645,575		763,101		877,379		(13,140,279)		16,476,129		122,144,291

Trademarks		25,341,418		—		—		(64,374)		—		1,209,149		26,486,193
Accumulated amortization		(22,574,252)		—		—		—		(143,406)		(888,574)		(23,606,232)

Net		2,767,166		—		—		(64,374)		(143,406)		320,575		2,879,961

Customer relationships		20,689,739		4,475		111,066		—		—		2,599,501		23,404,781
Accumulated amortization		(17,228,725)		—		—		—		(951,706)		(2,498,298)		(20,678,729)

Net		3,461,014		4,475		111,066		—		(951,706)		101,203		2,726,052

Software licenses		19,356,045		4,805,054		—		1,874,257		—		3,992,205		30,027,561
Accumulated amortization		(9,758,160)		—		—		595,636		(4,905,764)		(2,839,014)		(16,907,302)

Net		9,597,885		4,805,054		—		2,469,893		(4,905,764)		1,153,191		13,120,259

Content rights		11,616,693		866,001		—		(821,107)		—		2,630,934		14,292,521
Accumulated amortization		(10,466,625)		—		—		309,988		(723,083)		(2,546,783)		(13,426,503)

Net		1,150,068		866,001		—		(511,119)		(723,083)		84,151		866,018

Total of intangibles, net	Ps.	121,498,519	Ps.	18,321,105	Ps.	874,167	Ps.	2,771,779	Ps.	(19,864,238)	Ps.	18,135,249	Ps.	141,736,581

Goodwill	Ps.	146,078,897	Ps.	—	Ps.	4,735,752	Ps.	—	Ps.	—	Ps.	6,021,720	Ps.	156,836,369

	At December 31, 2024		Acquisitions		Business combinations		Disposals and other		Amortization for the year		Effect of translation of foreign subsidiaries and hyperinflation adjustment		At December 31, 2025
Licenses and rights of use	Ps.	278,212,384	Ps.	14,642,015	Ps.	—	Ps.	(1,888,754)	Ps.	—	Ps.	(7,838,748)	Ps.	283,126,897
Accumulated amortization		(156,068,093)		—		—		3,043,407		(13,556,356)		2,994,172		(163,586,870)

Net		122,144,291		14,642,015		—		1,154,653		(13,556,356)		(4,844,576)		119,540,027

Trademarks		26,486,193		19,090		—		—		—		70,604		26,575,887
Accumulated amortization		(23,606,232)		—		—		—		(153,486)		(32,895)		(23,792,613)

Net		2,879,961		19,090		—		—		(153,486)		37,709		2,783,274

Customer relationships		23,404,781		3,883		17,919		(14,275)		—		(94,358)		23,317,950
Accumulated amortization		(20,678,729)		—		—		7,425		(961,992)		1,954		(21,631,342)

Net		2,726,052		3,883		17,919		(6,850)		(961,992)		(92,404)		1,686,608

Software licenses		30,027,561		4,746,784		—		2,125,571		—		(123,531)		36,776,385
Accumulated amortization		(16,907,302)		—		—		609,931		(6,075,427)		(4,121)		(22,376,919)

Net		13,120,259		4,746,784		—		2,735,502		(6,075,427)		(127,652)		14,399,466

Content rights		14,292,521		647,023		—		152,501		—		(1,863,636)		13,228,409
Accumulated amortization		(13,426,503)		—		—		(83,188)		(693,550)		1,814,351		(12,388,890)

Net		866,018		647,023		—		69,313		(693,550)		(49,285)		839,519

Total of intangibles, net	Ps.	141,736,581	Ps.	20,058,795	Ps.	17,919	Ps.	3,952,618	Ps.	(21,440,811)	Ps.	(5,076,208)	Ps.	139,248,894

Goodwill	Ps.	156,836,369	Ps.	—	Ps.	53,866	Ps.	—	Ps.	—	Ps.	562,940	Ps.	157,453,175

b) The aggregate carrying amount of goodwill is allocated by segment as follows:

	2024		2025
Europe	Ps.	62,374,446	Ps.	62,735,472
Brazil		27,897,869		27,841,639
Puerto Rico		17,463,394		17,463,394
Dominican Republic		14,186,723		14,186,723
Colombia		9,677,519		10,068,045
Mexico		9,249,711		9,206,525
Chile		4,735,752		4,735,752
Peru		2,564,786		2,558,928
El Salvador		2,522,768		2,522,768
Ecuador		2,155,384		2,155,384
Guatemala		2,261,495		2,231,865
Other countries		1,746,522		1,746,680
	Ps.	156,836,369	Ps.	157,453,175

c) The following is a description of the major changes in the “Licenses and rights of use” caption during the years ended December 31, 2023, 2024 and 2025:

2023 Acquisitions

(i) In November 2023, the Company obtained in Argentina, pursuant to resolution 2023-1473 of Enacom, a concession of spectrum in the 2.6 GHz 5G band for a 15 year-year period for an amount of Ps.8,731,237.

(ii) In April 2023, the Company obtained in Croatia (via A1 Telekom Austria Group) a concession of secured spectrum in a public auction for a 15 year-period for an amount of Ps.2,220,558. Additionally, in December 2023, the Company acquired in Bulgaria a spectrum license in the 700 MHz and 800 MHz segments for a 15 year-period for an amount of Ps.422,502.

(iii) In October 2023, the Company obtained a concession of 30 MHz and 2.500 MHz spectrum in Colombia for a 20-year period for an amount of Ps.1,949,048. Additionally, during 2023, the Company acquires IRUs for an amount of Ps.214,792.

(iv) In June of 2023, the Company obtained a 2.5 MHz spectrum license in Guatemala for an amount of Ps.1,859,262.

(v) In February and December 2023, the Company obtained in Mexico, an extension of spectrum frequency band concession titles for mobile transmission in the 835-845/880-890 MHz, 2514-2530/2634-2650 MHz and 2517-2530/2637-2650 MHz segments, respectively, for 20-year period for an amount of Ps.1,239,373.

(vi) In July 2023, the Company obtained in Uruguay frequency band concession titles for mobile transmission in the 3300-3400 MHz segment for a 25-year period for an amount of Ps.464,828.

(vii) During 2023, the Company acquired IRUs in Puerto Rico for an amount of Ps.296,247 and in the United States for an amount of Ps.180,956.

(viii) During 2023, the Company renewed in Brazil the 5G license carried out by ANATEL for an amount of Ps.593,273.

(ix) In March 2023, the Company obtained two concessions of spectrum band in Peru, which expires in January 2030 and December 2029, respectively, for an amount of Ps.149,567. Additionally, during 2023 the Company acquired IRU for an amount of Ps.132,387.

Additionally, in 2023, the Company acquired other licenses in Peru, Ecuador, El Salvador and Paraguay for an amount of Ps.360,903.

2024 Acquisitions

(i) In February 2024, the Company obtained in Colombia through resolution 495 10 MHz in the 2,500 MHz band and 496 80 MHz in the 3,500 MHz band, respectively. This concession was granted with some obligations to make, mainly infrastructure construction, like educational institutions and maintain the fiber optic infrastructure available to other providers of telecommunications networks in exchange for the concession for a period of 20 years. Additionally, the Company acquired IRUs in the months of January, May and September, of 880 MBPS, 3150 MBPS and 500 MBPS, respectively, for a period of 10 years and a total consideration of Ps.10,593,689.

(ii) During 2024, the Austrian subsidiary obtained several spectrum frequencies in different regions to provide 5G services as well as for industrial applications, obtaining frequencies up to 180 MHz with a validity of up to December 2039 and December 2046, additionally acquires in Bulgaria spectrum band of 900MHz and 1800 MHz for a period of 10 years for an amount of Ps.847,724.

(iii) The Ecuadorian subsidiary nowadays it is in negotiations for the renewal of the concession with the local government, during this process of accreditation the Company made monthly payments during the 2024 fiscal year for rights for the spectrum band, as of December 31, 2024 the amount paid amounts to Ps.739,285.

(iv) In June 2024, the subsidiary in Uruguay renewal 1900 MHz spectrum with a validity of 20 years for an amount of Ps.325,259.

Additionally, in 2024, the Company acquired other licenses in Paraguay, El Salvador, Brazil, Nicaragua, Argentina, Guatemala and Perú for an amount of Ps.139,618.

2025 Acquisitions

(i) In October 2025, the Ecuadorian subsidiary renewed the concession to offer of mobile service frequency bands and international long-distance service by 15 years, as the initial date of this renewal August 2023 Additionally in December 2025, acquires IRU with a validity of 10 years, for an amount of Ps.6,656,936.

(ii) In March 2025, a 2100 MHz band was acquired in Bulgaria for 10 years as well as 900 MHz IRU´s in Belarus related to BCloud, Additionally, during November 2025, acquires some radio frequency bands in Serbia 2 x 10 MHz, 2 x 25 MHz, 2 x 15 MHz, 2 x 20 MHz, and 130 MHz, which can begin to be used in March 2027, with an expiration date of March 2047, for an amount of Ps.3,217,584.

(iii) In December, Peru acquires spectrum band concession for 3.5 GHz (100 MHz block) for 20 years for an amount of Ps.2,162,683, the concession includes obligations to do, related with invest in and implement 4G coverage in 341 locations and 540 km of roads within a period of 4 years.

(iv) In June 2025, Puerto Rico acquired spectrum for voice, data, video, and OTT services with a total capacity of 40 MHz, which is considered to have an indefinite life and renewed every 10 years for an amount of Ps.923,217.

The acquired spectrum payment will be made in four installments: 1st - May 2025; 2nd - May 2026; 3rd - May 2027; and 4th - May 2028.

(v) In February, the Company renewed two frequencies in Mexico. 2523-2530/2643-2650 MHZ and 835-845/880-890, MH. Both frequencies with a validity for 20 years, paying an amount of Ps.729,156.

(vi) In April, the Brazilian company renewed several frequencies with a validity of 2 years, frequency licenses from ANATEL for an amount of Ps.468,659.

(vii) The subsidiary in Costa Rica acquired spectrum blocks with capacity between 700, 2300 and 3500 GHz in August for an amount of Ps.314,187 with a validity of 20 years.

(viii) During the year in Colombia, various IRU´s were acquired from the suppliers Alianza, Azteca, Andired with validity periods of until 15 years for a combined amount of Ps.95,461.

(ix)Additionally, in 2025, the Company acquired other licenses in Paraguay, El Salvador, Guatemala and Argentina for an amount of Ps.74,132.

Amortization of intangibles for the years ended December 31, 2023, 2024 and 2025 amounted to Ps.17,119,319, Ps.19,864,238 and Ps.21,440,811, respectively.

Some of the jurisdictions in which the Company operates can revoke their concessions under certain circumstances such as imminent danger to national security, national economy and natural disasters.

Note 12. Business combinations, acquisitions, non-controlling interest and spin-off

a) The following is a description of the major acquisitions of investments in associates and subsidiaries during the years ended December 31, 2023, 2024 and 2025:

Acquisitions 2023

(i) On July 24, 2023, the Company acquired, through its subsidiary América Móvil, B.V., shares corresponding to 5.55% of the voting rights in Telekom Austria AG from a private investor. Subsequently, on November 29, 2023, through a series of open market transactions, América Móvil, B.V. acquired an additional 1.85% of the voting rights, for an overall ownership in Telekom Austria AG of 58.4% of its total outstanding shares. The disbursements paid in both transactions amounts to Ps.6,214,643.

(ii) The Company acquired an additional non-controlling interests in its entities for an amount of Ps.49,302.

Acquisitions 2024

(i) On October 3, 2024, the Company received approval from the National Economic Prosecutor’s Office of the Republic of Chile (Fiscalía Nacional Económica) to take control of Claro Chile, SpA, which until that date was a 50:50 joint venture with Liberty Latin America (“LLA”). The Company converted all of Claro Chile, SpA’s outstanding convertible notes into equity, obtaining a controlling interest of 91.62%, thereby consolidating Claro Chile, SpA in its operations as from October 31, 2024.

Consequently, LLA maintained an 8.38% equity interest as of that date. The shareholders’ agreement entered into between AMX and LLA reflects a governance structure and terms consistent with such equity interests in Claro Chile, SpA, as well as a Call/Put option for AMX to acquire LLA’s remaining equity interest for an aggregate consideration of US$16 million.

For Purchase Price Allocation, the Company determined the fair value of identifiable assets and liabilities based on fair values. Purchase accounting is complete as of the date of the consolidated financial statements. The net assets acquired are as follows:

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

In accordance with IFRS 3, the acquisition of Claro Chile, SpA was classified as an acquisition in stages. The Company recognized a net loss of Ps.781,355 in the results of the year, as well as a gain of Ps.4,674,598 derived from the recycling of the fair value valuation of the previously existing relationship.

(ii) During 2024, the Company has acquired through its subsidiaries other entities for which it has paid Ps.179,423, net of cash acquired.

(iii) During 2024, through a series of open market transactions, América Móvil, B.V. acquired an additional 2.22% of the voting rights, for an overall ownership in Telekom Austria AG of 60.6% of its total outstanding shares. The disbursements paid in both transactions amounts to Ps.2,306,271.

(iv) The Company acquired an additional non-controlling interests in its entities for an amount of Ps.3,813.

Acquisitions 2025

(i) During 2025, the Company has acquired through its subsidiaries other entities for which it paid Ps.276,841 (includes a transaction under common control of Ps.87,667), net of cash acquired.

(ii) During 2025, through a series of open market transactions, América Móvil, B.V. acquired an additional 0.3% of the voting rights, for an overall ownership in Telekom Austria AG of 60.9% of its total outstanding shares. The disbursements paid in these transactions amounted to Ps.440,849.

b) Joint venture

On December 26, 2023, the Company entered into a transaction agreement (the “Agreement”) with LLA, Claro Chile, SpA, and certain affiliates of the Company and LLA.  Pursuant to the transaction agreement, the Company and LLA agreed to, collectively in proportion to their respective shareholding percentage interest or individually, provided additional capital required by Claro Chile, SpA during the calendar year 2023 and through June 30, 2024 in an aggregate amount not to exceed CLP$972.4 billion (Ps.18,728,611). This commitment sought to support the execution of the business plan of Claro Chile, SpA, and CLP$289.3 billion of the commitment was aimed to permit the refinancing of certain bank debt guaranteed by the Company and existing at the formation of Claro Chile, SpA. Furthermore, the Agreement provided the Company and LLA with an exercisable catch-up right on or before August 1, 2024 to cure any failure to fund the Company’s or LLA’s respective portions of the Commitment in order to maintain Claro Chile, SpA as a 50:50 joint venture.

As of December 31, 2023, the Company had purchased convertible notes from Claro Chile, SpA with an aggregate principal amount of CLP$742.1 billion (including the amounts used for the refinancing of bank debt) convertible into shares of Claro Chile, SpA. Subject to the terms of the Agreement, upon the conversion of such convertible notes and any additional convertible notes the Company might have purchased prior to August 1, 2024, Claro Chile, SpA could have ceased to be a 50:50 joint venture if LLA had not exercise its catch-up right under the Agreement. As of the date of the consolidated financial statements, LLA had not performed any financing as per Agreement. Additionally, the Company recorded an impairment related to these operations totaling Ps.12,184,562 and Ps.4,594,792 on December 31, 2023 and 2024, respectively. This amount was presented in Note 22 to the accompanying consolidated financial statements.

For the years ended December 31, 2023 and 2024, the Company recognized a loss in the application of the equity method in the amount of Ps.5,374,969 and Ps.5,313,754, respectively.

In September 2023, the Company identified impairment indicators and assesses that there was objective evidence that its joint venture is impaired, hence, an amount of Ps.4,677,782 was recorded, as the difference between the recoverable amount of the JV and its carrying value, and it is recognized in the “Valuation of derivatives, interest cost from labor obligations and other financial items”, in the consolidated statements of comprehensive income. See Note 22.

c) Consolidated subsidiaries with non-controlling interests

The Company has control over Telekom Austria, which has a material non-controlling interest. Set out below is summarized information as of December 31, 2024 and 2025 and for the years ended at December 31, 2023, 2024 and 2025 of Telekom Austria’s consolidated financial statements.

The amounts disclosed for this subsidiary are before inter-company eliminations and using the same accounting policies of América Móvil.

Selected financial data from the consolidated statements of financial position

	December 31,
	2024		2025
Assets:
Current assets	Ps.	37,066,173	Ps.	39,759,351
Non-current assets		146,445,867		150,749,751

Total assets	Ps.	183,512,040	Ps.	190,509,102

Liabilities and equity:

Current liabilities	Ps.	39,655,029	Ps.	58,261,026
Non-current liabilities		59,851,427		41,310,047

Total liabilities		99,506,456		99,571,073
Equity attributable to equity holders of the parent		42,713,480		55,384,265
Non-controlling interest		41,292,104		35,553,764

Total equity	Ps.	84,005,584	Ps.	90,938,029

Total liabilities and equity	Ps.	183,512,040	Ps.	190,509,102

Summarized consolidated statements of comprehensive income

	For the year ended December 31,
	2023		2024		2025
Operating revenues	Ps.	100,762,884	Ps.	107,519,342	Ps.	120,957,188
Operating costs and expenses		85,320,071		92,510,372		104,167,213

Operating income	Ps.	15,442,813	Ps.	15,008,970	Ps.	16,789,975

Net income	Ps.	10,929,263	Ps.	11,027,066	Ps.	12,091,402

Total comprehensive income	Ps.	3,621,780	Ps.	12,426,457	Ps.	13,746,204

Net income attributable to:
Equity holders of the parent	Ps.	6,380,385	Ps.	6,682,402	Ps.	7,368,500
Non-controlling interest		4,548,878		4,344,664		4,722,902

	Ps.	10,929,263	Ps.	11,027,066	Ps.	12,091,402

Comprehensive income attributable to:
Equity holders of the parent	Ps.	2,114,356	Ps.	7,530,433	Ps.	8,376,937
Non-controlling interest		1,507,424		4,896,024		5,369,267

	Ps.	3,621,780	Ps.	12,426,457	Ps.	13,746,204

On September 2023 Telekom Austria was spun-off transferring all site operations to EuroTeleSites AG. The Company has control over EuroTeleSites AG, which has a material non-controlling interest. As of December 31, 2024 and 2025, EuroTeleSites AG has a consolidated net total assets of Ps.7,198,455 and Ps.8,731,211, respectively; a consolidated net income for the years ended December 31, 2023, 2024 and 2025 of Ps.126,103, Ps.589,135 and Ps.725,971, respectively, and a net income for non-controlling interest of Ps.52,485, Ps.253,328 and Ps.312,168, respectively.

d) Spin-off of telecommunication towers to EuroTeleSites

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

As part of the spin-off, Telekom Austria AG transferred to EuroTelesites AG assets of Ps.36,599 million (1,953 million euros) mainly in property, plant and equipment, right of use and other assets and accounts receivable, Ps.47,675 million (2,543 million euros) in debt, lease debt and other net liabilities, which resulted in net assets’ deficit of Ps.11,076 million (591 million euros).
Note 13. Income Taxes

The Company is a Mexican corporation which has numerous consolidated subsidiaries operating in different countries. Presented below is a discussion of income tax matters that relates to the Company’s consolidated operations, its Mexican operations and significant foreign operations.

(i)	Consolidated income tax matters

The composition of income tax expense for the years ended December 31, 2023, 2024 and 2025 is as follows:

	2023		2024		2025
Income Tax attributable
In Mexico:
Current year income tax	Ps.	32,327,958	Ps.	29,105,637	Ps.	27,186,836
Deferred income tax		(6,706,412)		(12,286,894)		3,543,636
Foreign:
Current year income tax		16,026,324		19,053,257		20,225,100
Deferred income tax		(7,103,867)		(633,557)		2,914,617
Total income tax	Ps.	34,544,003	Ps.	35,238,443	Ps.	53,870,189

Deferred tax income / (expense) related to items recognized in OCI during the year:

	For the years ended December 31,
	2023		2024		2025
Remeasurement of defined benefit plans	Ps.	(975,061)	Ps.	6,328,961	Ps.	9,246,387
Equity investments at fair value		2,836,366		(7,491,232)		1,989,858
Revaluation of Assets		—		(495,646)		(364,248)

Deferred tax income/ (expense) recognized in OCI	Ps.	1,861,305	Ps.	(1,657,917)	Ps.	10,871,997

In addition, deferred tax expense of Ps.308,551, Ps.289,460 and Ps.163,343 was transferred in 2023, 2024 and 2025, respectively, from revaluation surplus to retained earnings. This relates to the difference between the actual depreciation and equivalent depreciation based on cost. A reconciliation of the statutory income tax rate in Mexico to the consolidated effective income tax rate recognized by the Company is as follows:

	Year ended December 31,
	2023	2024	2025
Statutory income tax rate in Mexico	30.0%	30.0%	30.0%
Impact of non-deductible and non-taxable items:
Tax inflation effects	2.1%	4.9%	2.9%
Derivatives	0.3%	1.3%	0.0%
Employee benefits	1.5%	5.7%	2.0%
Other non-deductible items	—	8.6%	0.8%
Other	4.8%	1.4%	2.9%
Effective tax rate on Mexican operations	38.7%	51.9%	38.6%
Tax recoveries and NOL’s in Brazil	(3.5)%	(1.5)%	(2.3)%
Foreign subsidiaries and other non-deductible items, net	(2.2)%	8.8%	3.8%
Tax rates differences	(3.1)%	(3.1)%	(2.2)%
Effective tax rate	29.9%	56.1%	37.9%

The breakdown of net deferred tax assets is as follows:

	Consolidated statements of financial position			Consolidated statements of comprehensive income
	2024		2025	2023		2024		2025
Provisions	Ps.	39,976,016	42,249,203	Ps.	15,065,996	Ps.	(2,577,054)	Ps.	3,197,801
Deferred revenues		13,475,756	10,920,652		1,767		560,731		(567,417)
Tax losses carry forward		38,397,674	36,074,254		8,575,209		508,256		(838,294)
Property, plant and equipment (1)		(3,830,404)	(7,029,432)		2,157,776		(239,696)		(3,627,587)
Inventories		965,844	1,008,997		669,382		12,715		(81,788)
Licenses and rights of use (1)		(13,293,040)	(10,881,635)		141,060		372,803		1,125,217
Employee benefits		35,455,273	46,495,509		(3,224,333)		(3,431,627)		101,681
Other		14,338,351	13,069,928		(9,576,577)		17,714,323		(5,767,866)

Net deferred tax assets	Ps.	125,485,470	131,907,476

Deferred tax benefit (loss) in net profit for the year				Ps.	13,810,280	Ps.	12,920,451	Ps.	(6,458,253)

(1)	As of December 31, 2024 and 2025, the balance included the effects of hyperinflation and revaluation of telecommunications towers.

Reconciliation of deferred tax assets and liabilities, net:

	2024		2025
Opening balance as of January 1,	Ps.	116,614,520	Ps.	125,485,470
Deferred tax benefit		12,920,451		(6,458,253)
Translation effect		(4,202,773)		2,005,541
Deferred tax income recognized in OCI		(1,657,917)		10,871,997
Deferred taxes acquired in business combinations		1,811,189		2,721

Closing balance as of December 31,	Ps.	125,485,470	Ps.	131,907,476

Presented in the consolidated statements of financial position as follows:
Deferred income tax assets	Ps.	153,217,164	Ps.	159,387,970
Deferred income tax liabilities		(27,731,694)		(27,480,494)

	Ps.	125,485,470	Ps.	131,907,476

The deferred taxes are in tax jurisdictions in which the Company considers that based on financial projections of its cash flows, results of operations and synergies between subsidiaries, will generate sufficient taxable income in subsequent periods to utilize or realize such assets.

The Company does not recognize a deferred tax related to the undistributed earnings of its subsidiaries, because it currently does not expect these earnings to be taxable or to be repatriated in the near future. The Company’s policy has been to distribute the profits when it has paid the corresponding taxes in its home jurisdiction and the tax can be accredited in Mexico. The temporary differences associated with investments in the Company’s subsidiaries and associates, for which a deferred tax has not been recognized in the periods presented, aggregate to Ps.596,631,908 and Ps.60,990,905 as of December 31, 2024 and 2025, respectively.

At December 31, 2024 and 2025, the balance of the contributed capital account (“CUCA”) is Ps.698,574,990 and Ps.718,665,249, respectively. The balance of the Cuenta de Utilidad Fiscal Neta (“CUFIN”) amounted to Ps.925,309,212 and Ps.659,299,152 as of December 31, 2024 and 2025, respectively.

(ii)	Significant foreign income tax matters

Results of operations

The foreign subsidiaries determine their taxes on profits based on their individual taxable income, in accordance with the specific tax regimes of each country.

The effective income tax rate for the Company’s foreign jurisdictions was 13.9% in 2023, 36.0% in 2024 and 29.0% in 2025. The statutory tax rates in these jurisdictions vary, although many approximate 10% to 35%. The primary difference between the statutory rates and the effective rates in 2023, 2024 and 2025, was attributable to inflationary effects in Argentina, non-deductible items, and registry of benefits related to tax losses in Brazil and Chile.

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

(iii)	Tax losses

a) At December 31, 2025, the available tax loss carryforwards recorded in deferred tax assets are as follows on a country by country basis:

Country	Gross balance of available tax loss carryforwards at December 31, 2025		Tax-effected loss carryforward benefit
Brazil	Ps.	79,615,782	Ps.	27,069,366
Mexico		24,073,142		7,221,943
Chile		3,134,305		846,262
Others		3,946,235		936,683

Total	Ps.	110,769,464	Ps.	36,074,254

b) The tax loss carryforwards in the different countries in which the Company operates have the following terms and characteristics:

bi) The Company has accumulated Ps.79,615,782 in net operating loss carryforwards (“NOLs”) in Brazil as of December 31, 2025. In Brazil, there is no expiration of the NOL’s. The NOLs amount used against taxable income in each year may not exceed 30% of the taxable income for such year.

The Company believes that it is more likely than not that the accumulated balances of its net deferred tax assets are recoverable, based on the positive evidence of the Company to generate future taxable income related to the same taxation authority which will result in taxable amounts against which the available tax losses can be utilized before they expire.

bii) The Company has accumulated Ps.24,073,142 in tax losses in Mexico. The Company estimates that there is positive evidence that allows it to use these losses, these losses should be reduced to the extent that it is considered likely that there will not be sufficient taxable profits to allow them to recover in full or in part, the losses will only be compensated when there is a right legally required and are approved by the tax authorities in Mexico.

biii) The Company has accumulated Ps.3,134,305 in NOLs in Chile as of December 31, 2025. In Chile, tax losses do not expire.

(iv)	Limiting interest deductions

The Mexican Tax Law establishes since 2020 new rules related to the limit on interest deductions, in accordance with the action 4 of Base Erosion and Profit Shifting (“BEPS”) project issued by the OECD, from which Mexico is member.

In general terms, each Mexican companies should calculate an adjusted Tax EBITDA, whose amount times the corporate income tax, will be the interest limit allowed to be deducted in each tax year. It is important to mention that the amount that was not deductible could be carryforward in the following ten years.

(v)	Pillar Two rules

The Organization for Economic Co-operation and Development (OECD)/G20 Inclusive Framework on BEPS addresses the tax challenges arising from the digitalization of the global economy. The Global Anti-Base Erosion Model Rules (Pillar Two model rules) apply to multinational enterprises (MNEs) with annual revenue in excess of EUR 750 million per their consolidated financial statements.

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

On 23 May 2023, the International Accounting Standards Board issued International Tax Reform—Pillar Two Model Rules – Amendments to IAS 12 (the Amendments). The Amendments clarify that IAS 12 applies to income taxes arising from tax law enacted or substantively enacted to implement the Pillar Two model rules published by the OECD, including tax law that implements a QDMTT. The Company has adopted these amendments, which introduce:

• A mandatory temporary exception to the accounting for deferred taxes arising from the jurisdictional implementation of the Pillar Two model rules;

And

• Disclosure requirements for affected entities to help users of the financial statements better understand an entity’s exposure to Pillar Two income taxes arising from that legislation.

The Pillar Two model rules were adopted in the Company at the end of 2023 and are applicable starting from 1 January 2024. According to these rules, the Company is considered a multinational enterprise to which the Pillar Two rules shall be applied. At the same time, Pillar Two legislation has been enacted or substantively enacted in certain other jurisdictions in which the Company operates effective for the financial year beginning 1 January 2024.

The Company has performed an assessment of its potential exposure to Pillar Two income taxes. The Pillar Two effective tax rates in most of the jurisdictions in which the Company operates is above 15%. However, the Company has recognized a Pillar Two current tax expense of Ps.282 million (€13.3 million), this amount is integrated as follow:

• Bulgarian – Ps.252 million M (€11.9 million)

• Macedonia – Ps.. 29 million (€1.4 million)

 The Company continues to follow Pillar Two legislative developments, as further countries enact the Pillar Two model rules, to evaluate the potential future impact on its consolidated results of operations, financial position and cash flows beginning. Pillar II is applicable in Brazil as from January 1, 2025.

(vi)	Revaluation of telecommunications towers

Deferred taxes related to the revaluation of the passive infrastructure of the telecommunications towers have been calculated at the tax rate of the jurisdiction in which the subsidiaries are located.

Note 14. Debt

a) The Company’s short- and long-term debt consists of the following:

As of December 31, 2024					(Thousands of Mexican pesos)

Currency	Loan	Interest rate	Maturity	Total

Senior Notes
U.S. dollars

	Fixed-rate Senior notes (i)	5.125%	2028	Ps.	4,143,002
	Fixed-rate Senior notes (i)	6.375%	2028		4,676,086
	Fixed-rate Senior notes (i)	4.375%	2029		2,402,000
	Fixed-rate Senior notes (i)	3.625%	2029		20,268,300
	Fixed-rate Senior notes (i)	2.875%	2030		20,268,300
	Fixed-rate Senior notes (i)	4.700%	2032		15,201,225
	Fixed-rate Senior notes (i)	6.375%	2035		19,889,891
	Fixed-rate Senior notes (i)	6.125%	2037		7,483,563
	Fixed-rate Senior notes (i)	6.125%	2040		40,445,595
	Fixed-rate Senior notes (i)	4.375%	2042		23,308,545
	Fixed-rate Senior notes (i)	4.375%	2049		25,335,375
	Subtotal U.S. dollars			Ps.	183,421,882
Mexican pesos
	Commercial Paper (ii)	10.420% - 11.530%	2025	Ps.	6,500,597
	Domestic Senior notes (i)	0.000%	2025		6,201,365
	Domestic Senior notes (i)	TIIE + 0.050%	2025		3,000,000
	Domestic Senior notes (i)	TIIE + 0.300%	2025		409,418
	Domestic Senior notes (i)	9.350%	2028		11,016,086
	Fixed-rate Senior notes (i)	10.125%	2029		17,500,000
	Fixed-rate Senior notes (i)	9.500%	2031		17,000,000
	Domestic Senior notes (i)	9.520%	2032		14,679,166
	Fixed-rate Senior notes (i)	10.300%	2034		20,000,000
	Fixed-rate Senior notes (i)	8.460%	2036		7,871,700
	Domestic Senior notes (i)	8.360%	2037		4,964,352
	Domestic Senior notes (i)	4.840%	2037		11,062,112
	Subtotal Mexican pesos			Ps.	120,204,796
Euros

	Commercial Paper (ii)	2.870% - 3.840%	2025	Ps.	26,158,406
	Fixed-rate Senior notes (i)	1.500%	2026		15,745,429
	Fixed-rate Senior notes (i)	0.750%	2027		15,867,928
	Fixed-rate Senior notes (i)	2.125%	2028		12,520,975
	Fixed-rate Senior notes (i)	5.250%	2028		10,496,953
	Floating-rate Senior notes (i)	Euribor 3M + 1.050%	2028		3,778,901
	Subtotal euros			Ps.	84,568,592
Pound Sterling
	Fixed-rate Senior notes (i)	5.000%	2026	Ps.	12,687,956
	Fixed-rate Senior notes (i)	5.750%	2030		16,494,343
	Fixed-rate Senior notes (i)	4.948%	2033		7,612,773
	Fixed-rate Senior notes (i)	4.375%	2041		19,031,934
	Subtotal Pound Sterling			Ps.	55,827,006
Brazilian reais

	Debentures (i)	CDI + 1.37%	2025	Ps.	4,909,719
	Debentures (i)	CDI + 1.35%	2026		4,909,719
	Debentures (i)	CDI + 1.20%	2027		9,819,437
	Debentures (i)	CDI + 0.55%	2028		4,909,719
	Debentures (i)	IPCA + 5.7687%	2029		8,182,864
	Subtotal Brazilian reais			Ps.	32,731,458
Other currencies
Japanese yen
	Fixed-rate Senior notes (i)	2.950%	2039	Ps.	1,674,427
Chilean pesos
	Fixed-rate Senior notes (i)	4.000%	2035	Ps.	3,907,036
	Subtotal other currencies			Ps.	5,581,463
Lines of Credit and others

Euros
	Lines of credit (iii)	Euribor 3M + 1.300%	2028	Ps.	6,088,232
Mexican pesos
	Lines of credit (iii)	TIIE + 0.400% - 0.790%	2025		10,380,000
U.S. dollars
	Lines of credit (iii)	SOFR 1M + 0.400% - 0.550% & 6.750%	2025 - 2029		23,511,228
Peruvian Soles
	Lines of credit (iii)	5.080% - 6.150%	2025		21,298,150
Colombian pesos
	Lines of credit (iii)	IBR 1M + 0.560% - 2.550% & IBR 3M + 0.560%	2025 - 2026		17,008,428
Chilean pesos
	Lines of credit (iii)	TAB 30 + 3.350% & TAB 180 + 0.600% - 0.750%	2025 - 2026		6,526,415
	Financial leases	8.270% - 8.970%	2027		22,052
Dominican pesos
	Lines of credit (iii)	10.900% - 13.250%	2025 - 2026		415,929

	Subtotal Lines of Credit and others			Ps.	85,250,434
	Total debt			Ps.	567,585,631
	Less: Short-term debt and current portion of long-term debt			Ps.	104,210,738
	Long-term debt			Ps.	463,374,893

As of December 31, 2025 (Thousands of Mexican pesos)					(Thousands of Mexican pesos)

Currency	Loan	Interest rate	Maturity	Total

Senior Notes
U.S. dollars

	Fixed-rate Senior notes (i)	4.375%	2029	Ps.	2,123,847
	Fixed-rate Senior notes (i)	3.625%	2029		17,966,700
	Fixed-rate Senior notes (i)	2.875%	2030		17,966,700
	Fixed-rate Senior notes (i)	4.700%	2032		13,475,025
	Fixed-rate Senior notes (i)	5.000%	2033		8,983,350
	Fixed-rate Senior notes (i)	6.375%	2035		17,631,262
	Fixed-rate Senior notes (i)	6.125%	2037		6,633,755
	Fixed-rate Senior notes (i)	6.125%	2040		35,852,730
	Fixed-rate Senior notes (i)	4.375%	2042		20,661,705
	Fixed-rate Senior notes (i)	4.375%	2049		22,458,375
	Subtotal U.S. dollars			Ps.	163,753,449
Mexican pesos
	Commercial Paper (ii)	7.370% - 8.350%	2026	Ps.	6,030,073
	Domestic Senior notes (i)	9.350%	2028		11,016,086
	Fixed-rate Senior notes (i)	10.125%	2029		26,000,000
	Fixed-rate Senior notes (i)	9.500%	2031		22,000,000
	Domestic Senior notes (i)	9.520%	2032		14,679,166
	Fixed-rate Senior notes (i)	10.300%	2034		28,896,000
	Fixed-rate Senior notes (i)	8.460%	2036		7,871,700
	Domestic Senior notes (i)	8.360%	2037		4,996,435
	Domestic Senior notes (i)	4.840%	2037		11,492,450
	Subtotal Mexican pesos			Ps.	132,981,910
Euros

	Commercial Paper (ii)	2.220% - 2.260%	2026		9,555,086
	Fixed-rate Senior notes (i)	1.500%	2026		15,819,679
	Fixed-rate Senior notes (i)	0.750%	2027		15,942,756
	Fixed-rate Senior notes (i)	2.125%	2028		12,580,020
	Fixed-rate Senior notes (i)	5.250%	2028		10,546,452
	Floating-rate Senior notes (i)	Euribor 3M + 1.050%	2028		3,796,723
	Fixed-rate Senior notes (i)	3.000%	2030		13,710,389
	Subtotal euros			Ps.	81,951,105
Pound Sterling
	Fixed-rate Senior notes (i)	5.000%	2026	Ps.	12,087,097
	Fixed-rate Senior notes (i)	5.750%	2030		15,713,227
	Fixed-rate Senior notes (i)	4.948%	2033		7,252,258
	Fixed-rate Senior notes (i)	4.375%	2041		18,130,646
	Subtotal Pound Sterling			Ps.	53,183,228
Brazilian reais
	Debentures (i)	CDI + 1.35%	2026		4,897,872
	Debentures (i)	CDI + 1.20%	2027		9,795,744
	Debentures (i)	CDI + 0.55%	2028		4,897,872
	Debentures (i)	IPCA + 5.7687%	2029		8,163,120
	Subtotal Brazilian reais			Ps.	27,754,608
Other currencies
Japanese yen
	Fixed-rate Senior notes (i)	2.950%	2039	Ps.	1,490,156
Chilean pesos
	Fixed-rate Senior notes (i)	4.000%	2035	Ps.	3,934,278
	Subtotal other currencies			Ps.	5,424,434
Lines of Credit and others

Mexican pesos
	Lines of credit (iii)	TIIE Fondeo + 0.300%	2026		4,000,000
U.S. dollars
	Lines of credit (iii)	SOFR 1M + 0.400%	2026		4,940,843
Peruvian Soles
	Lines of credit (iii)	4.650% - 4.890%	2026		24,590,054
Colombian pesos
	Lines of credit (iii)	IBR 1M + 1.350% & IBR 3M + 0.850% - IBR 3M + 0.990%	2027		14,585,379
Chilean pesos
	Lines of credit (iii)	TAB 90 + 0.750% & TAB 180 + 0.650% - 0.800% & TAB 360 + 0.850% & 6.620%	2026 - 2027		11,727,384
	Financial leases	8.270% - 8.970%	2027		14,466
	Subtotal Lines of Credit and others			Ps.	59,858,126
	Total debt			Ps.	524,906,860
	Less: Short-term debt and current portion of long-term debt			Ps.	91,973,001
	Long-term debt			Ps.	432,933,859

EURIBOR = Euro Interbank Offered Rate
TIIE = Mexican Interbank Rate
CDI = Brazil Interbank Deposit Rate
TAB = Chilean weighted average funding rate
IBR = Colombia Reference Bank Indicator
IPCA = Brazil consumer price index
SOFR = Secured Overnight Financing Rate

Interest rates on the Company’s debt are subject to fluctuations in international and local rates. The Company’s weighted average cost of borrowed funds as of December 31, 2024, and 2025 was approximately 6.14% and 6.29%, respectively.

Such rates do not include commissions or the reimbursements for Mexican tax withholdings (typically a tax rate of 4.9%) that the Company must pay to international lenders.

An analysis of the Company’s short-term debt maturities as of December 31, 2024 and 2025, is as follows:

	2024		2025
Senior Notes	Ps.	47,179,504	Ps.	48,389,808
Lines of credit		57,023,548		43,574,762
Financial leases		7,686		8,431
Subtotal short term debt	Ps.	104,210,738	Ps.	91,973,001
Weighted average interest rate		6.42%		5.09%

The Company’s long-term debt maturities are as follows:

Years	Amount
2027	Ps.	42,013,431
2028		42,837,154
2029		54,253,667
2030		47,390,315
2031		22,000,000
2032 and thereafter		224,439,292
Total	Ps.	432,933,859

(i) Senior Notes

The outstanding Senior Notes as of December 31, 2024, and 2025, are as follows:

Currency*	2024		2025
U.S. dollars	Ps.	183,421,882	Ps.	163,753,449
Mexican pesos		120,204,796		132,981,910
Euros		84,568,592		81,951,105
Pound sterling		55,827,006		53,183,228
Brazilian reais		32,731,458		27,754,608
Japanese yens		1,674,427		1,490,156
Chilean pesos		3,907,036		3,934,278

*Thousands of Mexican pesos.
*Includes secured and unsecured senior notes.

On November 25, 2025, under our Mexican Global Note program, the Company reopened its Global Peso Notes for a total amount of Ps.10,000,000 million.

(ii) Commercial Paper

In August 2020, the Company established a Euro-Commercial Paper program for a total amount of €2,000 million. As of December 31, 2025, debt under this program aggregated to Ps. 9,555 million.

Additionally, under our Mexican Domestic Senior Notes program, the Company has an aggregated amount outstanding of Ps. 6,030 million in Commercial Paper in Mexican pesos as of December 31, 2025.

 (iii) Lines of credit

As of December 31, 2024, and 2025, debt under lines of credit aggregated to Ps. 85,228 million and Ps. 59,844 million respectively.

The Company has two undrawn revolving syndicated credit facilities, one for the Euro equivalent of US$ 1,500 million and the other for US$ 2,500 million maturing in 2030 and 2029, respectively. As long as the facilities are committed, a commitment fee is paid. Telekom Austria has an undrawn revolving syndicated credit facility in Euros for €1,000 million that matures in 2030.

Restrictions

A portion of the debt is subject to certain restrictions with respect to maintaining certain financial ratios, as well as restrictions on selling a significant portion of groups of assets, among others. As of December 31, 2025, the Company was in compliance with all these requirements.

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

Several of the Company’s financing instruments may be accelerated, at the option of the debt holder, upon the occurrence of events of default as specified in the applicable debt agreements.

As of December 31, 2025, the Company was in compliance with all the covenants.

Note 15. Right-of-use assets and liability related to right-of-use of assets

The Company has lease contracts for various items of towers & sites, property and other equipment used in its operations. Towers and sites, and property generally have lease terms between 2 and 24 years, while other equipment generally has lease terms between 2 and 20 years.

In 2023, 2024 and 2025 the movement of right-of-use assets and liability related to right-of-use of assets are as follows:

	Right-of-use assets
	Towers & Sites		Property		Other equipment		Total		Liability related to right-of-use of assets
As of December 31, 2022	Ps.	106,219,649	Ps.	9,222,438	Ps.	6,432,009	Ps.	121,874,096	Ps.	134,148,811
Additions and disposals		14,744,304		464,791		146,515		15,355,610		12,244,019
Modifications		25,773,865		1,430,795		(3,397,274)		23,807,386		39,109,007
Depreciation		(26,763,563)		(3,122,468)		(1,953,019)		(31,839,050)		—
Interest expense		—		—		—		—		10,648,584
Payments		—		—		—		—		(39,498,197)
Translation adjustment		(13,391,742)		(1,358,124)		(879,856)		(15,629,722)		(31,483,068)
Balance at December 31, 2023	Ps.	106,582,513	Ps.	6,637,432	Ps.	348,375	Ps.	113,568,320	Ps.	125,169,156

	Right-of-use assets
	Towers & Sites		Property		Other equipment		Total		Liability related to right-of-use of assets
As of December 31, 2023	Ps.	106,582,513	Ps.	6,637,432	Ps.	348,375	Ps.	113,568,320	Ps.	125,169,156
Additions and disposals		69,238,564		5,007,853		481,822		74,728,239		74,430,110
Business combination		4,166,641		401,760		943,145		5,511,546		5,285,522
Modifications		20,750,663		3,644,901		6,460,657		30,856,221		31,996,863
Depreciation		(26,991,438)		(3,151,532)		(2,258,796)		(32,401,766)		—
Interest expense		—		—		—		—		16,594,964
Payments		—		—		—		—		(45,285,610)
Translation adjustment		6,050,342		900,839		246,637		7,197,818		4,912,223
Balance at December 31, 2024	Ps.	179,797,285	Ps.	13,441,253	Ps.	6,221,840	Ps.	199,460,378	Ps.	213,103,228

	Right-of-use assets
	Towers & Sites		Property		Other equipment		Total		Liability related to right-of-use of assets
As of December 31, 2024	Ps.	179,797,285	Ps.	13,441,253	Ps.	6,221,840	Ps.	199,460,378	Ps.	213,103,228
Additions and disposals		13,015,928		1,680,494		1,152,199		15,848,621		14,847,515
Business combination		38,315		—		—		38,315		37,229
Modifications		22,171,326		1,534,748		3,020,184		26,726,258		28,873,668
Depreciation		(32,696,594)		(3,582,831)		(2,946,642)		(39,226,067)		—
Interest expense		—		—		—		—		16,156,752
Payments		—		—		—		—		(51,585,889)
Translation adjustment		(5,030,706)		(224,412)		(48,515)		(5,303,633)		(7,323,570)
Balance at December 31, 2025	Ps.	177,295,554	Ps.	12,849,252	Ps.	7,399,066	Ps.	197,543,872	Ps.	214,108,933

At December 31, 2024 and 2025, the total of the right-of-use assets include an amount of Ps.125,960,911 and Ps.119,146,817 corresponding to related parties, respectively, and the total of lease liabilities include an amount of Ps.131,170,623 and Ps.128,238,094 corresponding to related parties, respectively. For the years ended December 31, 2023, 2024 and 2025, non-cash  net additions to right-of-use assets and their related liabilities amounted to Ps.3,111,591, Ps.298,129, and Ps.1,001,106,  respectively.

The lease debt of the Company is integrated according to its maturities as follows:

	2024		2025
Short term	Ps.	35,436,851	Ps.	35,866,709
Long term		177,666,377		178,242,224
Total	Ps.	213,103,228	Ps.	214,108,933

The Company’s right of use long-term liability maturities as of December 31, 2025 are as follows:

Year ended December 31,

2027	Ps.	31,184,242
2028		31,120,912
2029		27,018,383
2030		23,771,735
2031		23,751,674
2032 and thereafter		41,395,278
Total	Ps.	178,242,224

During the years ended December 31, 2023, 2024 and 2025, the Company recognized expenses as follows:

	2023
	Others		Related parties		Total
Depreciation expense of right-of-use assets	Ps.	15,530,686	Ps.	16,308,364	Ps.	31,839,050
Interest expense on lease liabilities		5,316,141		5,332,443		10,648,584
Expense relating to short-term leases		23,295		—		23,295
Expense relating to leases of low-value assets		1,749		—		1,749
Variable lease payments		67,927		—		67,927
Total	Ps.	20,939,798	Ps.	21,640,807	Ps.	42,580,605

	2024
	Others		Related parties		Total
Depreciation expense of right-of-use assets	Ps.	16,046,897	Ps.	16,354,869	Ps.	32,401,766
Interest expense on lease liabilities		6,055,603		10,539,361		16,594,964
Expense relating to short-term leases		845		—		845
Expense relating to leases of low-value assets		2,288		—		2,288
Variable lease payments		94,352		—		94,352
Total	Ps.	22,199,985	Ps.	26,894,230	Ps.	49,094,215

	2025
	Others		Related parties		Total
Depreciation expense of right-of-use assets	Ps.	19,115,825	Ps.	20,110,242	Ps.	39,226,067
Interest expense on lease liabilities		6,475,350		9,681,402		16,156,752
Expense relating to short-term leases		3,570		—		3,570
Expense relating to leases of low-value assets		7,090		—		7,090
Variable lease payments		38,559		—		38,559
Total	Ps.	25,640,394	Ps.	29,791,644	Ps.	55,432,038
Note 16. Accounts payable, accrued liabilities and asset retirement obligations

a) The components of the accounts payable are as follows:

	At December 31,
	2024		2025
Suppliers	Ps.	61,741,976	Ps.	63,916,249
Sundry creditors		92,286,367		89,775,754
Interest payable		8,959,701		9,495,482
Guarantee deposits from customers		1,669,103		1,558,765
Dividends payable		2,266,987		2,378,541
Total current	Ps.	166,924,134	Ps.	167,124,791

As of December 31, 2024 and 2025, the Company has recognized non-current accounts payable of Ps.17,224,845 and Ps.19,071,252, respectively; primarily due for obligations related to the acquisition of operating licenses.

b) The balance of accrued liabilities at December 31, 2024 and 2025 are as follows:
	At December 31,
	2024		2025
Current liabilities
Direct employee benefits payable	Ps.	22,080,021	Ps.	22,511,360
Contingencies		34,953,816		43,179,047
Total	Ps.	57,033,837	Ps.	65,690,407

The movements in contingencies for the years ended December 31, 2024 and 2025 are as follows:
									Applications				Balance at December 31, 2024
	Balance at December 31, 2023		Business combination		Effect of translation		Increase of the year		Payments		Reversals
Contingencies	Ps.	34,355,359	Ps.	182,686	Ps.	437,201	Ps.	6,580,005	Ps.	(4,659,801)	Ps.	(1,941,634)	Ps.	34,953,816

									Applications				Balance at December 31, 2025
	Balance at December 31, 2024		Business combination		Effect of translation		Increase of the year		Payments		Reversals
Contingencies	Ps.	34,953,816	Ps.	–	Ps.	2,874,092	Ps.	14,049,657	Ps.	(4,837,234)	Ps.	(3,861,284)	Ps.	43,179,047

Provisions and contingencies include tax, labor, regulatory and other legal type contingencies. See Note 17 b) for detail of contingencies.

c) The movements in the asset retirement obligations for the years ended December 31, 2024 and 2025 are as follows:

									Applications				Balance at December 31, 2024
	Balance at December 31, 2023		Business combination		Effect of translation		Increase of the year		Payments		Reversals
Asset retirement obligations	Ps.	10,117,928	Ps.	101,101	Ps.	749,725	Ps.	989,544	Ps.	(76,166)	Ps.	(369,353)	Ps.	11,512,779

									Applications				Balance at December 31, 2025
	Balance at December 31, 2024		Business combination		Effect of translation		Increase of the year		Payments		Reversals
Asset retirement obligations	Ps.	11,512,779	Ps.	64,391	Ps.	25,314	Ps.	1,025,347	Ps.	(188,120)	Ps.	(653,796)	Ps.	11,785,915

The discount rates used for the asset retirement obligation are based on market rates that are expected to be undertaken by the dismantling or restoration of cell sites and may include labor costs.

Note 17. Commitments and Contingencies

a) Commitments

The Company and its subsidiaries have commitments that mature on different dates, related to committed capital expenditures, which were not recognized as liabilities in the consolidated statement of financial position.

As of December 31, 2025, the estimated total amounts equivalent to the capital expenditures commitments are detailed below:

Year ended December 31,
2026	Ps.	3,102,567
2027		10,894,098
2028		6,966,441
2029		5,087,931
2030 and 2031		11,654,246
2032 and thereafter		31,109,024
Total	Ps.	68,814,307

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

The mobile termination rates between Telcel and other network operators have been the subject of various legal proceedings. With respect to interconnection fees for each of the years 2018 - 2026, Telcel has challenged the applicable resolutions and final resolutions are pending.

Given that the “zero rate” that prevented Telcel from charging termination rates in its mobile network was held unconstitutional by the Supreme Court (Suprema Corte de Justicia de la Nación or “SCJN”), the IFT has determined asymmetric interconnection rates for the termination of traffic in Telcel’s and other operators’ networks from 2018 until 2026. The resolutions setting such rates have been challenged by Telcel, and final resolutions are pending.

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

(3)	IFT Fine Against Telcel for SIM Card Distribution

On June 17, 2025, Telcel was notified of a resolution issued by the then IFT in connection with an investigation initiated in 2021 at the request of AT&T Comunicaciones Digitales, S. de R.L. de C.V. and certain of its affiliates, for the alleged commission of relative monopolistic practices in the national market for the distribution and commercialization of SIM cards through convenience store chains. Pursuant to this resolution, a fine of Ps.1,782.6 million was imposed on Telcel.

Telcel filed an amparo against the resolution imposing the fine. Notwithstanding the foregoing, the fine was secured to prevent its enforcement, in accordance with applicable laws.

(4)	IRS Audits of TracFone for Tax Years 2013 through 2019

The U.S. Internal Revenue Service (the “IRS”) is conducting audits of certain transfer pricing issues related to transactions with TracFone Wireless, Inc. (a deconsolidated subsidiary since 2021) and has proposed adjustments for tax years 2013 through 2019. In September 2019, we have sought resolution of these adjustments through Mutual Agreement Procedure (“MAP”) requests, asking for consideration by the Competent Authorities of the United States and Mexico. In December 2025, the MAP proceeding was formally concluded with no resolution.

We will continue to strongly disagree with the positions taken by the IRS and intend to vigorously contest the proposed adjustments before the IRS Independent Office of Appeals and, if necessary, before the competent U.S. courts.

The proposed incremental liability for taxes and penalties associated with the adjustments is approximately USD$ 364 million, exclusive of interest.

We believe that adequate reserves have been established for any adjustments that may ultimately result from these audits.

(5)	Brazilian Tax Matters

As of December 31, 2025, certain Company’s Brazilian subsidiaries had aggregate tax contingencies of Ps. 130,738,939 (R$40,039,514) for which the Company has established provisions of Ps. 25,361,197 (R$7,767,005) in the accompanying consolidated financial statements for eventual losses arising from contingencies that the Company considers probable. The most significant matters for which provisions have been established are:

• Ps. 44,569,540 (R$13,649,665) aggregate contingencies and Ps. 3,546,637 (R$1,086,177) provisions related to value-added tax (Imposto sobre a Circulação de Mercadorias e Prestação de Serviços or “ICMS”) assessments;

• Ps. 6,407,200 (R$1,962,240) aggregate contingencies and Ps. 2,446,657 (R$749,302) provisions related to social contribution on net income (Contribuição Social sobre o Lucro Líquido or “CSLL”) and corporate income tax (Imposto de Renda sobre Pessoa Jurídica or “IRPJ”) assessments;

• Ps. 11,254,320 (R$3,446,697) aggregate contingencies and Ps. 5,172,205 (R$ 1,584,016) provisions related to the social integration program (Programa de Integração Social or “PIS”) and the contribution for social security financing (Contribuição para o Financiamento da Seguridade Social or “COFINS”) assessments;

• Ps. 7,774,033 (R$2,380,840) aggregate contingencies and Ps. 861,666 (R$263,890) provisions related to offset’s rejections of tax credits related to Income Tax (Imposto de Renda Pessoa Jurídica o “IRPJ”) and Social Contributions over Profits (Contribuição Social sobre o Lucro Líquido o “CSLL”), arising from non-appelable judicial resolutions, mainly;

• Ps. 16,415,740 (R$ 5,027,410) aggregate contingencies and Ps. 3,146,576 (R$963,656) provisions mainly related to an allegedly improper exclusion of interconnection revenues and costs from the basis used to calculate Fund for Universal Telecommunication Services (Fundo de Universalização dos Serviços de Telecomunicações or “FUST”) obligations, which are being contested;

• Ps. 7,212,410 (R$ 2,208,840) aggregate contingencies and Ps. 715,197 (R$219,033) provisions related to an alleged underpayment of obligations to the Telecommunications Technology Development Fund (Fundo para o Desenvolvimento Tecnológico das Telecomunicações or “FUNTTEL”), which are being challenged and for which a final resolution is pending;

• Ps. 1,869,377 (R$572,507) aggregate contingencies and Ps. 164,872 (R$ 50,493) provisions related to the alleged nonpayment of Services Tax (Imposto Sobre Serviços or “ISS”) over several communication services, including Pay TV services, considered taxable for ISS by the Municipal Revenue Services, which are being challenged and for which a final resolution is pending;

• Ps. 4,504,396 (R$1,379,496) aggregate contingencies and Ps. 3,049,986 (R$934,075) provisions arising from, among other things, the alleged underpayment of IRRF and CIDE taxes and on remittances made to foreign operators as remuneration for completing international calls abroad (outgoing traffic) as well as CIDE audiovisual; and

• Ps. 5,509,632 (R$1,687,355) aggregate contingencies and Ps. 5,476,702 (R$1,677,270) provisions related to the requirement to contribute to the Promotion of Public Radio Broadcasting (“EBC”).

In addition, the Company’s Brazilian subsidiaries are subject to a number of contingencies for which it has not established provisions in the accompanying consolidated financial statements because the Company does not consider the potential losses related to these contingencies to be probable. These include Ps. 23,537,575 (R$ 7,208,511) related to an unpaid installation inspection rate (Taxa de Fiscalização de Instalação or “TFI”) allegedly due to the renovation of radio base stations, which is being challenged on the basis that there was no new equipment installation that could have led to this charge, along with any unpaid functioning inspection rate (Taxa de Fiscalização de Funcionamento or “TFF”).

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

The amount of the alleged shortfall as well as the method used to calculate monetary corrections are in dispute. If other methods or assumptions are applied, the amount may increase. In 2025, Anatel calculated the monetary correction in a total amount of Ps. 16,236,337 (R$ 4,972,467). As of December 31, 2025, the Company has established a provision of Ps. 6,231,892 (R$ 1,908,551) in the accompanying consolidated financial statements for the losses arising from these contingencies, which the Company considers probable.

Note 18. Employee Benefits

An analysis of the net liability and net period cost for employee benefits is as follows:

	At December 31,
	2024		2025
Mexico	Ps.	145,277,743	Ps.	185,512,908
Puerto Rico		6,954,741		4,446,433
Brazil		5,411,258		4,586,624
Europe		8,578,927		7,921,323
Ecuador		654,465		646,490
El Salvador		165,653		167,556
Nicaragua		71,266		74,063
Honduras		38,388		31,287
Total	Ps.	167,152,441	Ps.	203,386,684

	For the year ended December 31,
	2023		2024		2025
Mexico	Ps.	14,601,940	Ps.	16,074,164	Ps.	18,469,482
Puerto Rico		170,389		535,051		508,862
Brazil		369,624		(228,547)		165,103
Europe		1,750,101		1,755,407		2,190,588
Ecuador		40,498		65,123		71,135
El Salvador		15,190		16,430		20,332
Nicaragua		10,937		13,387		13,092
Honduras		13,257		1,527		6,288
Total	Ps.	16,971,936	Ps.	18,232,542	Ps.	21,444,882

a) Defined Benefit Plans

The defined benefit obligation (DBO) and plan assets for the pension and other benefit obligation plans, by country, are as follows:

	At December 31
	2024								2025
					Effect of asset		Net employee						Effect of asset		Net employee
	DBO		Plan Assets		ceiling		benefit liability		DBO		Plan Assets		ceiling		benefit liability
Mexico	Ps.	303,027,238	Ps.	(159,328,024)	Ps.	—	Ps.	143,699,214	Ps.	343,620,613	Ps.	(160,323,036)	Ps.	—	Ps.	183,297,577
Puerto Rico		24,608,173		(17,653,432)		—		6,954,741		21,444,857		(16,998,424)		—		4,446,433
Brazil		12,113,660		(13,054,352)		4,481,044		3,540,352		12,498,399		(12,834,952)		3,980,671		3,644,118
Europe		3,379,389		—		—		3,379,389		3,065,854		—		—		3,065,854
Total	Ps.	343,128,460	Ps.	(190,035,808)	Ps.	4,481,044	Ps.	157,573,696	Ps.	380,629,723	Ps.	(190,156,412)	Ps.	3,980,671	Ps.	194,453,982

Below is a summary of the actuarial results generated for the pension and retirement plans as well as the medical services in Puerto Rico and Brazil; the pension plans and seniority premiums related to Telmex; the pension plan, the service awards plan and severance in Austria corresponding to the years ended December 31, 2023, 2024 and 2025:

	At December 31, 2023
	DBO		Plan Assets		Effect of asset ceiling		Net employee benefit liability
Balance at the beginning of the year	Ps.	330,862,941	Ps.	(208,526,619)	Ps.	6,064,069	Ps.	128,400,391
Current service cost		2,044,102		—		—		2,044,102
Interest cost on projected benefit obligation		33,203,706		—		—		33,203,706
Expected return on plan assets		—		(20,251,931)		—		(20,251,931)
Changes in the asset ceiling during the period and others		—		—		585,667		585,667
Past service costs and other		(322,700)		145,646		—		(177,054)
Actuarial gain for changes in experience		(20,645)		—		—		(20,645)
Actuarial gain from changes in demographic assumptions		134		—		—		134
Actuarial gain from changes in financial assumptions		30,958		—		—		30,958
Net period cost	Ps.	34,935,555	Ps.	(20,106,285)	Ps.	585,667	Ps.	15,414,937
Actuarial loss for changes in experience		10,632,144		—		—		10,632,144
Actuarial loss from changes in demographic assumptions		(430,315)		—		—		(430,315)
Actuarial gain from changes in financial assumptions		1,900,436		—		—		1,900,436
Changes in the asset ceiling during the period and others		—		—		(2,247,990)		(2,247,990)
Return on plan assets greater than discount rate (shortfall)		—		(6,210,593)		—		(6,210,593)
Recognized in other comprehensive income	Ps.	12,102,265	Ps.	(6,210,593)	Ps.	(2,247,990)	Ps.	3,643,682
Contributions made by plan participants		45,404		(45,404)		—		—
Contributions to the pension plan made by the Company		—		(10,853)		—		(10,853)
Benefits paid		(27,844,968)		27,547,809		—		(297,159)
Payments to employees		(10,868,600)		—		—		(10,868,600)
Plan changes		(29,383)		—		—		(29,383)
Effect of translation		(4,745,061)		3,259,358		(346,706)		(1,832,409)
Others	Ps.	(43,442,608)	Ps.	30,750,910	Ps.	(346,706)	Ps.	(13,038,404)
Balance at the end of the year		334,458,153		(204,092,587)		4,055,040		134,420,606
Less short-term portion		(232,102)		—		—		(232,102)
Non-current obligation	Ps.	334,226,051	Ps.	(204,092,587)	Ps.	4,055,040	Ps.	134,188,504

	At December 31, 2024
	DBO		Plan Assets		Effect of asset ceiling		Net employee benefit liability
Balance at the beginning of the year	Ps.	334,458,153	Ps.	(204,092,587)	Ps.	4,055,040	Ps.	134,420,606
Current service cost		1,889,699		—		—		1,889,699
Interest cost on projected benefit obligation		34,540,808		—		—		34,540,808
Expected return on plan assets		—		(20,306,050)		—		(20,306,050)
Changes in the asset ceiling during the period and others		—		—		357,182		357,182
Past service costs and other		(103,657)		139,115		—		35,458
Actuarial gain for changes in experience		(42,968)		—		—		(42,968)
Actuarial loss from changes in financial assumptions		(23,068)		—		—		(23,068)
Net period cost	Ps.	36,260,814	Ps.	(20,166,935)	Ps.	357,182	Ps.	16,451,061
Actuarial loss for changes in experience		13,338,950		—		—		13,338,950
Actuarial gain from changes in demographic assumptions		(3,654)		—		—		(3,654)
Actuarial loss from changes in financial assumptions		(3,018,488)		—		—		(3,018,488)
Changes in the asset ceiling during the period and others		—		—		345,672		345,672
Return on plan assets greater than discount rate (shortfall)		—		20,947,473		—		20,947,473
Recognized in other comprehensive income	Ps.	10,316,808	Ps.	20,947,473	Ps.	345,672	Ps.	31,609,953
Contributions made by plan participants		40,319		(40,319)		—		—
Contributions to the pension plan made by the Company		—		(548,872)		—		(548,872)
Benefits paid		(16,298,480)		15,970,322		—		(328,158)
Payments to employees		(24,325,925)		—		—		(24,325,925)
Plan changes		(847,269)		—				(847,269)
Effect of translation		3,816,947		(2,104,890)		(276,850)		1,435,207
Others	Ps.	(37,614,408)	Ps.	13,276,241	Ps.	(276,850)	Ps.	(24,615,017)
Balance at the end of the year		343,421,367		(190,035,808)		4,481,044		157,866,603
Less short-term portion		(292,907)		—		—		(292,907)
Non-current obligation	Ps.	343,128,460	Ps.	(190,035,808)	Ps.	4,481,044	Ps.	157,573,696

	At December 31, 2025
	DBO		Plan Assets		Effect of asset ceiling		Net employee benefit liability
Balance at the beginning of the year	Ps.	343,421,367	Ps.	(190,035,808)	Ps.	4,481,044	Ps.	157,866,603
Current service cost		1,734,007		—		—		1,734,007
Interest cost on projected benefit obligation		35,248,608		—		—		35,248,608
Expected return on plan assets		—		(18,507,640)		—		(18,507,640)
Changes in the asset ceiling during the period and others		—		—		537,729		537,729
Past service costs and other		(8,463)		144,253		—		135,790
Actuarial gain for changes in experience		(47,141)		—		—		(47,141)
Actuarial loss from changes in demographic assumptions		586		—		—		586
Actuarial gain from changes in financial assumptions		(21,087)		—		—		(21,087)
Net period cost	Ps.	36,906,510	Ps.	(18,363,387)	Ps.	537,729	Ps.	19,080,852
Actuarial loss for changes in experience		45,254,349		—		—		45,254,349
Actuarial gain from changes in demographic assumptions		(29,753)		—		—		(29,753)
Actuarial loss from changes in financial assumptions		426,187		—		—		426,187
Changes in the asset ceiling during the period and others		—		—		(1,053,402)		(1,053,402)
Return on plan assets greater than discount rate (shortfall)		—		(7,272,626)		—		(7,272,626)
Recognized in other comprehensive income	Ps.	45,650,783	Ps.	(7,272,626)	Ps.	(1,053,402)	Ps.	37,324,755
Contributions made by plan participants		40,961		(40,961)		—		—
Contributions to the pension plan made by the Company		—		(957,068)		—		(957,068)
Benefits paid		(24,728,015)		24,381,561		—		(346,454)
Payments to employees		(17,587,028)		10,558		—		(17,576,470)
Effect of translation		(2,792,758)		2,121,319		15,300		(656,139)
Others	Ps.	(45,066,840)	Ps.	25,515,409	Ps.	15,300	Ps.	(19,536,131)
Balance at the end of the year		380,911,820		(190,156,412)		3,980,671		194,736,079
Less short-term portion		(282,097)		—		—		(282,097)
Non-current obligation	Ps.	380,629,723	Ps.	(190,156,412)	Ps.	3,980,671	Ps.	194,453,982

In the case of other subsidiaries in Mexico, the net period cost of other employee benefits for the years ended December 31, 2023, 2024 and 2025 was Ps. 120,843, Ps.657,868 and Ps. 413,304 respectively. The balance of other employee benefits at December 31, 2024 and 2025 was Ps. 1,578,529 and Ps. 2,215,331 respectively.

In the case of Brazil, the net period cost of other benefits for the years ended December 31, 2023, 2024 and 2025 was Ps. 82,870, Ps. (685,287), and Ps.(232,618) respectively. The balance of employee benefits at December 31, 2024 and 2025 was Ps. 1,831,600 and Ps. 908,888, respectively.

In the case of Ecuador, the net period cost of other benefits for the years ended December 31, 2023, 2024 and 2025 was Ps. 40,498, Ps.  65,123 and Ps. 71,135 respectively. The balance of employee benefits at December 31, 2024 and 2025 was Ps. 654,465 and Ps. 646,490, respectively.

In the case of Central America, the net period cost of other benefits for the years ended December 31, 2023, 2024 and 2025 was Ps. 39,384, Ps. 31,344 and Ps. 39,712, respectively. The balance of employee benefits at December 31, 2024 and 2025 was Ps. 275,307 and Ps. 272,906, respectively.

Plan assets are invested in:

At December 31

	2024			2025
	Puerto Rico	Brazil	Mexico	Puerto Rico	Brazil	Mexico
Equity instruments	53%	—	76%	59%	—	72%
Debt instruments	12%	93%	24%	11%	94%	28%
Others	35%	7%	—	30%	6%	—
	100%	100%	100%	100%	100%	100%

Included in the Telmex’s net pension plan liability are plan assets of Ps. 159,328,024 and Ps. 160,323,036 as of December 31, 2024 and 2025, respectively, of which 45.8% and 45.3% during 2024 and 2025, respectively, were invested in equity and debt instruments of both América Movil and also of related parties, primarily entities that are under common control of the Company’s principal shareholder. The Telmex pension plan recorded a re-measurement of its defined pension plan of Ps. 33,858,384 and Ps. 38,637,097 during 2024 and 2025, respectively, attributable to a change in actuarial assumptions, and also a decrease in the fair value of plan investments from December 31, 2024 to December 31, 2025. The variation in fair value of the aforementioned related party pension plan investments approximated Ps. 21,428,270 and Ps. (6,039,397) during the years ended December 31, 2024 and 2025, respectively.

The assumptions used in determining the net period cost were as follows:

	2023				2024				2025
	Puerto Rico	Brazil	Mexico	Europe	Puerto Rico	Brazil	Mexico	Europe	Puerto Rico	Brazil	Mexico	Europe
Discount rate and long- term rate return	5.13%	9.050% & 9.20%	11.65%	3.25%	5.58%	11.4% & 11.07%	11.43%	2.75%	5.30%	11.05% & 11.44%	9.85%	2.75%
Rate of future salary increases	2.00%	3.50%	2.8%	6.0%, & 3.6%, - 5.4%	2.00%	3.5%	2.8%	3.8% - 4.4% & 2.9% - 3.8%	2.0%	3.50%	2.8%	3.2% & 2.60% - 2.80%
Percentage of increase in health care costs for the coming year	5.13%	9.71%			5.53%	9.71%			5.18%	9.71%
Year to which this level will be maintained	NA	2032			NA	2033			NA	2033
Rate of increase of pensions				2.50%				1.70%				1.60%
Employee turnover rate*				0.00%-0.91%				0.00%-0.90%				0.0%- 0.87%

*	Depending on years of service

Biometric

Puerto Rico:
Mortality:	RPI 2012, MSS 2024 Tables.

Brazil:
Mortality:	2000 Basic AT Table for gender
Disability for assets:	UP 84 modified table for gender
Disability retirement:	80 CSO Code Table
Rotation:	Probability of leaving the Company other than death, Disability and retirement is zero

Europe

Life expectancy in Austria is base on “AVÖ 2018-P – Rechnungsgrundlagen für die Pensionsversicherung – Pagler & Pagler”.

Telmex
Mortality:	Mexican 2000 (CNSF) adjusted
Disability:	Mexican Social Security adjusted by Telmex experience
Turnover:	Telmex experience
Retirement:	Telmex experience

For the year ended December 31, 2025, the Company conducted a sensitivity analysis on the most significant variables that affect the DBO liability, simulating independently, reasonable changes to roughly 100 basis points in each of these variables. The increase (decrease) in the DBO pension and other benefits liability at December 31, 2025 are as follows:

	-100 points		+100 points
Discount rate	Ps.	29,611,395	Ps.	(20,782,860)
Health care cost trend rate	Ps.	(254,950)	Ps.	287,048

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

Severance

Defined contribution plans

Employees who started work for A1 Telekom Austria Group in Austria on or after January 1, 2003 are covered by a defined contribution plan. As of December 31, 2024 and 2025, A1 Telekom Austria Group paid Ps. 87,323 and Ps. 106,626 respectively, 1.53% of the salary or wage, into this defined contribution plan (BAWAG Allianz Mitarbeitervorsorgekasse AG).

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

b) Defined Contribution Plans

Brazil

Claro, S.A. makes contributions to the DCP through Embratel Social Security Fund – Telos. Contributions are computed based on the salaries of the employees, who decide on the percentage of their contributions to the plan (participants enrolled before October 31st, 2014 is from 1% to 8% and, for those subscribed after that date, the contribution is from 1% to 7% of their salaries). Claro contributes the same percentage as the employee, capped at 8% of the participant’s balance for the employees that are eligible to participate in this plan.

At December 31, 2024 and 2025, the balance of the DCP liability was Ps. 39,306 and Ps. 33,616 respectively. For the years ended December 31, 2023, 2024 and 2025 the cost of labor were Ps. 3,846, Ps. 3,046 and Ps. 2,672, respectively.

Europe

In Austria, pension benefits are generally provided by the social security system for employees, and by the government for civil servants. The contributions of 12.55% of gross salaries that A1 Telekom Austria Group made in 2024 and 2025 to the social security system and the government in Austria amount to Ps. 1,169,174 and Ps. 1,263,523 respectively. In 2024 and 2025, contributions of the foreign subsidiaries into the respective systems range between 8.85% and 28% of gross salaries and amount to Ps. 651,574 and Ps. 795,866 respectively.

Additionally, A1 Telekom Austria Group offers a defined contribution plan for employees of some of its Austrian subsidiaries. A1 Telekom Austria Group’s contributions to this plan are based on a percentage of the compensation not exceeding 5%. In 2024 and 2025, the annual expenses for this plan amounted to Ps. 211,733 and Ps. 234,121 respectively.

As of December 31, 2024 and 2025, the liability related to this defined contribution plan amounted to Ps. 154,380 and Ps. 254,510, respectively.

Other countries

For the rest of the countries where the Company operates and that do not have defined benefit plans or defined contribution plans, the Company makes contributions to the respective governmental social security agencies which are recognized in results of operations as they are incurred.

c) Long-term direct employee benefits

	Balance at December 31, 2023		Effect of translation		Increase of the year		Payments		Balance at December 31, 2024
Direct employee benefits	Ps.	5,389,795	Ps.	619,696	Ps.	1,102,643	Ps.	(2,066,976)	Ps.	5,045,158

	Balance at December 31, 2024		Effect of translation		Increase of the year		Payments		Balance at December 31, 2025
Direct employee benefits	Ps.	5,045,158	Ps.	37,196	Ps.	1,910,231	Ps.	(2,391,624)	Ps.	4,600,961

In 2008, a comprehensive restructuring program was initiated in the Austria operation. The provision for restructuring includes future compensation of employees who will no longer provide services for A1 Telekom Austria Group but who cannot be laid off due to their status as civil servants. These employment contracts are onerous contracts under IAS 37, as the unavoidable cost related to the contractual obligation exceeds the future economic benefit. The restructuring program also includes social plans for employees whose employment will be terminated in a socially responsible way. In 2009 and every year from 2011 to 2020, new social plans were initiated that provide for early retirement, special severance packages and golden handshake options. Due to their nature as termination benefits, these social plans are accounted for according to IAS 19.

Note 19. Financial Assets and Liabilities

Set out below is the categorization of the financial instruments, excluding cash and cash equivalents, held by the Company as of December 31, 2024 and 2025:

	December 31, 2024
	Loans and Receivables		Fair value through profit or loss		Fair value through OCI
Financial Assets:
Equity investments at fair value through OCI and other short-term investments (Note 4)	Ps.	—	Ps.	—	Ps.	46,683,687
Accounts receivable from subscribers, distributors and other (Note 5)		179,615,497		—		—
Related parties (Note 6)		1,395,483		—		—
Derivative financial instruments (Note 7)		—		10,668,460		—
Debt instruments at fair value through OCI (Note 4)		—		—		13,908,873
Total	Ps.	181,010,980	Ps.	10,668,460	Ps.	60,592,560

Financial Liabilities:
Debt (Note 14)	Ps.	567,585,631	Ps.	—	Ps.	—
Liability related to right-of-use of assets (Note 15)		213,103,228		—		—
Accounts payable (Note 16)		184,148,979		—		—
Related parties (Note 6)		3,701,960		—		—
Derivative financial instruments (Note 7)		—		22,185,709		—
Total	Ps.	968,539,798	Ps.	22,185,709	Ps.	—

	December 31, 2025
	Loans and Receivables		Fair value through profit or loss		Fair value through OCI
Financial Assets:
Equity investments at fair value through OCI and other short-term investments (Note 4)	Ps.	—	Ps.	—	Ps.	42,430,014
Accounts receivable from subscribers, distributors and other (Note 5)		189,258,269		—		—
Related parties (Note 6)		1,247,942		—		—
Derivative financial instruments (Note 7)		—		2,417,009		—
Debt instruments at fair value through OCI (Note 4)		—		—		18,086,886

Total	Ps.	190,506,211	Ps.	2,417,009	Ps.	60,516,900

Financial Liabilities:
Debt (Note 14)	Ps.	524,906,860	Ps.	—	Ps.	—
Liability related to right-of-use of assets (Note 15)		214,108,933		—		—
Accounts payable (Note 16)		186,196,043		—		—
Related parties (Note 6)		3,263,615		—		—
Derivative financial instruments (Note 7)		—		16,132,182		—

Total	Ps.	928,475,451	Ps.	16,132,182	Ps.	—

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

The fair value for the assets (excluding cash and cash equivalents) and financial liabilities shown in the consolidated statements of financial position at December 31, 2024 and 2025 is as follows:

	Measurement of fair value at December 31, 2024
	Level 1		Level 2		Level 3		Total
Assets:
Equity investments at fair value through OCI and other short-term investments (Note 4)	Ps.	46,683,687	Ps.	—	Ps.	—	Ps.	46,683,687
Derivative financial instruments (Note 7)		—		10,668,460		—		10,668,460
Total current assets		46,683,687		10,668,460		—		57,352,147
Revalued assets (Note 10)		—		—		10,457,088		10,457,088
Pension plan assets (Note 18)		175,241,382		14,754,046		40,380		190,035,808
Debt instruments at fair value through OCI (Note 4)		—		13,908,873		—		13,908,873
Total non-current assets		175,241,382		28,662,919		10,497,468		214,401,769
Total	Ps.	221,925,069	Ps.	39,331,379	Ps.	10,497,468	Ps.	271,753,916

Liabilities:
Debt	Ps.	453,237,685	Ps.	90,095,061	Ps.	—	Ps.	543,332,746
Liability related to right-of-use of assets (Note 15)		213,103,228		—		—		213,103,228
Derivative financial instruments (Note 7)		—		22,185,709		—		22,185,709
Total	Ps.	666,340,913	Ps.	112,280,770	Ps.	—	Ps.	778,621,683

	Measurement of fair value at December 31, 2025
	Level 1		Level 2		Level 3		Total
Assets:
Equity investments at fair value through OCI and other short-term investments (Note 4)	Ps.	42,430,014	Ps.	—	Ps.	—	Ps.	42,430,014
Derivative financial instruments (Note 7)		—		2,417,009		—		2,417,009
Total current assets		42,430,014		2,417,009		—		44,847,023
Revalued of assets (Note 10)		—		—		10,151,050		10,151,050
Pension plan assets (Note 18)		176,263,162		13,856,942		36,308		190,156,412
Debt instruments at fair value through OCI (Note 4)		—		18,086,886		—		18,086,886
Total non-current assets		176,263,162		31,943,828		10,187,358		218,394,348
Total	Ps.	218,693,176	Ps.	34,360,837	Ps.	10,187,358	Ps.	263,241,371

Liabilities:
Debt	Ps.	431,359,900	Ps.	90,142,638	Ps.	—	Ps.	521,502,538
Liability related to right-of-use of assets (Note 15)		214,108,933		—		—		214,108,933
Derivative financial instruments (Note 7)		—		16,132,182		—		16,132,182
Total	Ps.	645,468,833	Ps.	106,274,820	Ps.	—	Ps.	751,743,653

Fair value of derivative financial instruments is valued using valuation techniques with market observable inputs. To determine its Level 2 fair value, the Company applies different valuation techniques including forward pricing and swaps models, using present value calculations. The models incorporate various inputs including credit quality of counterparties, foreign exchange spot and forward rates and interest rate curves. Fair value of debt Level 2 has been determined using a model based on present value calculation incorporating credit quality of AMX. Until September 2024 the fair value of the company VTR bonds in America Movil B.V. as debt instruments at fair value through OCI, were classified as Level 1 in order they are guaranteed with shares listed on the regulated market. The Company’s investment in equity investments at fair value, specifically the investment in Verizon in 2024 and 2025, and BT Group in 2025, are valued using the quoted prices (unadjusted) in active markets for identical assets. The net realized (loss) gain related to derivative financial instruments for the years ended December 31, 2024 and 2025 was Ps. (2,111,926) and Ps. 7,490,018 respectively.

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

During the end of the period ended December 31, 2024 and 2025, there were no transfers between the Level 1, Level 2 and Level 3 fair value measurement hierarchies.

Changes in liabilities arising from financing activities

	At December 31, 2023		Cash flow		Foreign currency exchange and other		At December 31, 2024

Debt	Ps.	500,677,052	Ps.	29,309,744	Ps.	37,598,835	Ps.	567,585,631
Liability related to right-of-use of assets		125,169,156		(45,285,610)		133,219,682		213,103,228
Total liabilities from financing activities	Ps.	625,846,208	Ps.	(15,975,866)	Ps.	170,818,517	Ps.	780,688,859

	At December 31, 2024		Cash flow		Foreign currency exchange and other		At December 31, 2025

Debt	Ps.	567,585,631	Ps.	(18,388,465)	Ps.	(24,290,306)	Ps.	524,906,860
Liability related to right-of-use of assets		213,103,228		(51,585,889)		52,591,594		214,108,933
Total liabilities from financing activities	Ps.	780,688,859	Ps.	(69,974,354)	Ps.	28,301,288	Ps.	739,015,793

Non-cash consideration

On March 2, 2024, the Company’s € 2.1 billion (Ps.37.9 billion) bond exchangeable into KPN shares matured. Prior to maturity, the Company received notification from all bondholders exercising their right to call the KPN shares at the strike price of € 3.1185. The Company delivered its KPN shares to the bondholders and has ceased to have an equity investment in KPN. In connection with this transaction, the Company recognized a loss in the consolidated statements of comprehensive income of Ps.2.6 billion. The non-cash transaction related to the derecognition of exchangeable bonds through the conversion of KPN shares amounted to Ps.34,569,415.
Note 20. Shareholders’ equity

a) Pursuant to the Company’s bylaws as of December 31, 2025 the capital stock of the Company consisted of a minimum fixed portion of Ps. 231,290 (nominal amount), represented as of December 31, 2025 by a total of 61,245,000,000 shares (including treasury shares available for placement in accordance with the provisions of the Mexican Securities Market Law (Ley del Mercado de Valores)), all of them “B” shares.

b) As of December 31, 2025 and 2024, the Company’s capital stock was represented by 60,263,500,000 outstanding “B” shares and 61,000,000,000 outstanding “B” shares, respectively.

c) As of December 31, 2025 and 2024, the Company’s treasury held for placement in accordance with the provisions of the Mexican Securities Market Regulations (Disposiciones de carácter general aplicables a las emisoras de valores y a otros participantes en el Mercado de valores) issued by the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores), a total amount of 981,500,000 series “B” shares and 245,000,000 series “B” shares, respectively, acquired pursuant to the Company’s share repurchase program.

d) Company’s “B” shares are registered common and no-par value shares with full voting rights.

Dividends

On May 14, 2025, the Company’s shareholders approved, among other resolutions, the payment of a dividend of Ps.0.52 (fifty-two peso cents) per share to each of the shares of its capital stock. It was approved, that such dividend would be paid in two installments of Ps.0.26 (twenty-six peso cents) each, on July 14 and November 10, 2025, respectively.

On April 29, 2024, the Company’s shareholders approved, among other resolutions, the payment of a dividend of Ps.0.48 (forty-eight peso cents) per share to each of the shares of its capital stock. It was approved, that such dividend would be paid in two installments of Ps.0.24 (twenty four peso cents) each, on July 15 and November 11, 2024, respectively.

Legal reserve

According to the Mexican Corporations General Law (Ley General de Sociedades Mercantiles), companies must allocate from the net profit of each year, at least 5% to increase the legal reserve until it reaches 20% of its capital stock (nominal amount). This reserve may not be distributed to shareholders during the existence of the Company, except as a stock dividend. As of December 31, 2025 and December 31, 2024, the legal reserve amounted to Ps. 358,440.

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

Repurchase of shares

On May 14, 2025, the Company’s annual shareholders meeting authorized an amount of Ps.10 billion to repurchase the Company’s own shares. During the fiscal year ended on December 31, 2025, the Company repurchased 736,500,000 series “B” shares. At the end of 2025, the Company had in treasury 981,500,000 series “B” shares.

Earnings per share

The following table shows the computation of the basic and diluted earnings per share:

	For the years ended December 31,
	2023		2024		2025
Net profit for the period attributable to equity holders of the parent	Ps.	76,110,617	Ps.	22,902,025	Ps.	82,819,082
Weighted average shares (in millions)		63,049		61,723		60,544

Earnings per share attributable to equity holders of the parent	Ps.	1.21	Ps.	0.37	Ps.	1.37

Note 21. Components of other comprehensive (loss) income

The movement on the components of the other comprehensive (loss) income for the years ended December 31, 2023, 2024 and 2025 is as follows:

	For the years ended December 31,
	2023		2024		2025
Controlling interest:
Unrealized (loss) gain on equity investments at fair value, net of deferred taxes	Ps.	(967,609)	Ps.	3,485,814	Ps.	(1,639,179)
Translation effect of foreign entities		(37,399,680)		55,098,397		(18,772,267)
Remeasurement of defined benefit plan, net of deferred taxes		(3,662,102)		(27,929,881)		(26,414,854)
Assets revaluation surplus net of deferred taxes		497,628		945,822		455,357
Non-controlling interest of the items above		(3,885,410)		7,844,264		(205,123)

Other comprehensive (loss) income	Ps.	(45,417,173)	Ps.	39,444,416	Ps.	(46,576,066)

Note 22. Valuation of derivatives, interest cost from labor obligations and other financial items, net

For the years ended December 31, 2023, 2024 and 2025, valuation of derivatives and other financial items are as follows:

	For the years ended December 31,
	2023		2024		2025

Loss in valuation of derivatives, net (Note 7)	Ps.	(10,268,520)	Ps.	(2,141,802)	Ps.	(697,393)
Capitalized interest expense (Note 10 c)		1,442,077		1,622,958		1,569,608
Commissions		(1,190,435)		(1,787,308)		(1,524,206)
Interest cost of labor obligations (Note 18)		(13,573,881)		(14,116,698)		(17,258,864)
Contractual earn-out from business combination (Note 4)		2,206,671		14,856		—
Interest expense on taxes		(220,983)		(938,834)		(354,218)
Recognized dividend income (1) (Note 4)		4,551,827		2,779,138		3,015,648
Loss on exchange of KPN shares (Note 4)		—		(2,566,239)		—
Contractual compensation from business combination		(647,013)		—		—
Loss from the acquisition of Claro Chile, SpA (Note 12 a)		—		(781,355)		—
Impairment to notes receivable from joint venture (Note 12 b)		(12,184,562)		(4,594,792)		—
Recycling valuation of VTR Bonds		—		4,674,598		—
Impairment of joint venture (Note 12 b)		(4,677,782)		—		—
Allowance of doubtful accounts (2)		(1,051,288)		(1,324,469)		(864,752)
Gain on net monetary positions		9,321,480		27,387,169		5,420,274
Payment of Tax Compensations		—		(293,365)		—
Contractual compensation from Verizon		—		—		(3,940,030)
Commissions and other interest		—		(1,258,907)		(2,007,106)
Other financial cost		(522,259)		(1,056,110)		(1,665,223)

Total	Ps.	(26,814,668)	Ps.	5,618,840	Ps.	(18,306,262)

(1)	Dividend received during 2023, 2024 and 2025 by, Ps.4,590,313, Ps.2,779,138, and Ps.3,015,648 respectively.
(2)	This figure is related to certain uncollectible balances.

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

The Chief Executive Officer, who is the CODM, analyzes the financial and operating information by operating segment. All operating segments that (i) represent more than 10% of consolidated revenues, (ii) more than the absolute amount of its reported 10% of net profit of the year or (iii) more than 10% of consolidated assets, are presented separately.

The Company presents the following reportable segments for the purposes of its consolidated financial statements: Mexico (includes Telcel and corporate operations and assets), Telmex (Mexico), Brazil, Southern Cone (includes Argentina separated from Paraguay, Uruguay and Chile), Colombia, Andean (includes Ecuador and Peru), Central America (includes Guatemala, El Salvador, Honduras, Nicaragua and Costa Rica), Caribbean (includes the Dominican Republic and Puerto Rico), and Europe (includes Austria, Bulgaria, Croatia, Belarus, Slovenia, Macedonia and Serbia).

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

The Company considers that the quantitative and qualitative aspects of any aggregated operating segments (that is, Central America and Caribbean) are similar in nature for all periods presented. In evaluating the appropriateness of aggregating operating segments, the key indicators considered included but were not limited to: (i) the similarity of key financial statements measures and trends, (ii) all entities provide telecommunications services, (iii) similarities of customer base and services, (iv) the methods to distribute services are the same, based on telephone plant in both cases, wireless and fixed lines, (v) similarities of governments and regulatory entities that oversee the activities and services of telecom companies, (vi) inflation trends, and (vii) currency trends.

				Southern Cone
	Mexico	Telmex	Brazil	Argentina	Uruguay and Paraguay	Colombia	Andean	Central America	Caribbean	Europe	Eliminations	Consolidated total
As of and for the year ended December 31, 2023 (in Ps.):
External revenues	248,890,778	84,821,370	162,224,734	18,884,623	3,995,812	62,342,147	52,903,716	43,964,411	37,148,876	100,836,377	—	816,012,844
Intersegment revenues	9,896,948	17,010,698	4,485,048	38,080	9,876	376,010	87,974	99,850	1,119,554	—	(33,124,038)	—

Total revenues	258,787,726	101,832,068	166,709,782	18,922,703	4,005,688	62,718,157	52,991,690	44,064,261	38,268,430	100,836,377	(33,124,038)	816,012,844
Depreciation and amortization	26,640,899	14,333,486	44,302,136	5,677,627	1,319,462	13,360,622	10,084,882	10,028,603	7,189,119	21,008,775	(2,159,547)	151,786,064
Operating income (loss)	84,816,739	12,063,692	25,618,154	515,233	(444,485)	9,958,999	10,638,985	6,956,209	7,723,115	15,751,978	(5,815,104)	167,783,515
Interest income	27,202,474	1,465,927	4,252,205	543,248	4,231	867,151	2,338,242	621,068	1,616,687	392,951	(29,675,844)	9,628,340
Interest expense	28,164,647	7,176,879	25,691,398	968,299	113,909	3,342,195	2,333,600	1,325,213	1,735,648	1,971,189	(28,277,736)	44,545,241
Income tax	30,378,228	(625,561)	(1,730,068)	(4,760,360)	(1,721)	1,427,740	4,141,240	1,728,005	1,674,363	2,785,214	(473,077)	34,544,003
Equity interest in net result of associated companies	(5,458,577)	41,642	32,776	(1,814)	—	—	—	(1,143)	—	15,292	—	(5,371,824)
Net profit (loss) attributable to equity holders of the parent	43,053,030	(5,278,857)	9,866,950	(8,101,032)	(294,922)	4,180,800	7,769,059	4,733,871	5,604,618	11,145,743	3,431,357	76,110,617
Assets by segment	1,029,618,098	238,216,814	383,653,519	53,570,541	9,187,465	115,103,155	98,293,206	91,976,207	101,862,049	167,594,129	(724,889,223)	1,564,185,960
Property, plant and equipment, net	46,695,107	150,219,598	150,226,089	21,087,810	4,089,689	53,038,210	30,416,383	42,790,489	35,214,165	86,706,171	(1,072,086)	619,411,625
Revalued of assets	—	—	—	—	—	8,040,753	—	—	—	1,198,526	—	9,239,279
Rights of use assets, net	5,169,432	220,565	40,606,564	7,983,658	2,374,873	3,965,376	13,509,229	17,107,790	6,669,681	16,115,920	(154,768)	113,568,320
Goodwill	26,434,428	215,381	29,437,800	—	201,912	9,304,613	4,603,998	6,279,966	14,186,723	55,414,076	—	146,078,897
Licenses and rights, net	10,555,645	92,065	32,446,402	10,603,388	1,017,772	10,227,439	3,180,343	4,660,729	8,593,842	18,520,001	—	99,897,626
Liabilities by segments	628,519,912	236,678,379	313,072,959	36,668,486	4,512,644	59,510,611	46,189,708	37,051,349	47,864,665	93,944,278	(361,529,413)	1,142,483,578

				Southern Cone (1)
	Mexico	Telmex	Brazil	Argentina	Uruguay, Paraguay and Chile	Colombia	Andean	Central America	Caribbean	Europe	Eliminations	Consolidated total
As of and for the year ended December 31, 2024 (in Ps.):
External revenues	252,179,477	90,710,597	165,401,035	39,574,605	8,025,389	71,436,983	51,284,298	48,136,010	35,181,218	107,290,972	-	869,220,584
Intersegment revenues	12,850,407	17,009,409	4,889,447	108,973	25,606	364,005	140,126	105,832	1,169,243	388,927	(37,051,975)	-

Total revenues	265,029,884	107,720,006	170,290,482	39,683,578	8,050,995	71,800,988	51,424,424	48,241,842	36,350,461	107,679,899	(37,051,975)	869,220,584
Depreciation and amortization	25,628,734	14,935,037	42,956,936	11,737,247	3,932,327	16,069,344	10,697,841	11,814,612	7,215,207	23,409,159	(4,268,083)	164,128,361
Operating income (loss)	89,445,892	14,745,648	30,925,701	1,557,289	(2,353,311)	9,644,694	8,112,560	7,536,522	5,876,774	16,346,663	(1,738,342)	180,100,090
Interest income	22,978,028	1,412,233	2,069,164	1,093,853	14,055	572,336	2,457,448	617,545	1,870,519	412,679	(24,489,640)	9,008,220
Interest expense	37,936,534	4,600,341	24,096,598	2,518,511	431,181	4,034,032	2,329,634	1,103,466	1,374,621	2,160,180	(24,565,344)	56,019,754
Income tax	16,661,724	2,496,264	(3,271,970)	9,953,687	(1,459,393)	1,481,320	2,680,751	2,058,918	2,665,185	2,145,866	(173,909)	35,238,443
Equity interest in net result of associated companies	(5,294,505)	49,924	44,122	-	-	-	-	(987)	-	22,334	-	(5,179,112)
Net profit (loss) attributable to equity holders of the parent	(26,212,930)	(5,237,369)	(4,412,015)	6,105,737	(1,365,108)	2,291,033	5,469,348	5,565,820	3,324,641	12,051,439	25,321,429	22,902,025
Assets by segment	1,022,191,247	257,019,909	350,641,199	92,425,415	67,214,434	136,037,736	109,408,583	115,513,670	110,510,952	197,030,441	(664,072,629)	1,793,920,957
Property, plant and equipment, net	45,781,814	154,257,837	139,860,917	44,007,209	36,280,537	53,548,458	35,887,323	55,113,984	41,501,202	99,353,054	(2,264,994)	703,327,341
Revalued of assets	-	-	-	-	-	7,954,569	-	-	-	2,502,519	-	10,457,088
Rights of use assets, net	81,713,962	193,632	35,137,224	8,941,870	7,973,991	4,771,008	15,072,246	20,238,997	6,900,369	18,561,879	(44,800)	199,460,378
Goodwill	26,497,724	215,381	27,897,869	201,940	4,735,752	9,677,519	4,720,170	6,328,845	14,186,723	62,374,446	-	156,836,369
Licenses and rights, net	9,331,883	73,248	26,611,997	20,464,792	1,938,693	20,291,075	4,057,611	5,164,105	9,936,893	19,155,291	-	117,025,588
Liabilities by segments	733,673,637	205,016,281	287,411,028	56,329,087	40,851,110	78,608,757	61,627,902	42,458,437	44,392,804	104,786,220	(293,418,627)	1,361,736,636

(1)	Includes the acquisitions of Claro Chile, SpA (see note 12 a)

				Southern Cone
	Mexico	Telmex	Brazil	Argentina	Uruguay, Paraguay and Chile	Colombia (1)	Andean	Central America	Caribbean	Europe (2)	Eliminations	Consolidated total
As of and for the year ended December 31, 2025 (in Ps.):
External revenues	260,860,901	91,809,477	177,524,392	36,571,343	26,934,980	78,606,339	57,156,506	56,291,546	36,719,643	121,163,279	-	943,638,406
Intersegment revenues	14,320,929	22,226,908	5,467,161	62,380	95,918	682,367	151,779	86,226	1,382,381	5,653	(44,481,702)	-

Total revenues	275,181,830	114,036,385	182,991,553	36,633,723	27,030,898	79,288,706	57,308,285	56,377,772	38,102,024	121,168,932	(44,481,702)	943,638,406
Depreciation and amortization	25,312,943	15,512,442	44,070,114	11,689,302	13,537,869	17,567,131	11,916,648	11,704,900	7,142,979	26,150,361	(3,799,906)	180,804,783
Operating income (loss)	92,212,394	16,183,387	36,210,520	1,037,106	(7,913,241)	10,696,481	9,842,247	12,768,911	6,337,793	18,209,048	(4,180,758)	191,403,888
Interest income	19,667,722	1,232,222	3,720,357	1,047,982	94,778	774,208	1,785,957	681,313	1,550,714	809,396	(22,237,162)	9,127,487
Interest expense	34,603,883	2,019,265	27,512,216	3,003,394	1,723,369	5,499,608	2,766,623	1,287,845	1,349,946	2,257,883	(21,705,175)	60,318,857
Income tax	33,642,415	2,076,209	3,117,003	1,452,391	488,910	1,421,924	3,132,366	2,690,797	2,782,338	3,252,661	(186,825)	53,870,189
Equity interest in net result of associated companies	182,429	55,247	29,185	-	-	-	-	-	-	27,374	-	294,235
Net profit (loss) attributable to equity holders of the parent	76,093,306	(5,006,075)	13,521,617	(3,982,796)	(8,953,594)	2,926,842	6,019,755	9,640,767	3,011,166	13,137,762	(23,589,668)	82,819,082
Assets by segment	1,064,507,161	258,033,577	363,859,328	73,341,282	64,235,131	145,026,232	111,706,262	104,956,303	99,559,791	202,756,122	(688,365,584)	1,799,615,605
Property, plant and equipment, net	43,037,006	155,243,545	139,217,911	34,080,176	31,802,192	55,122,223	34,030,562	49,676,505	36,081,116	99,045,603	(224,827)	677,112,012
Revalued of assets	-	-	-	-	-	7,850,714	-	-	-	2,300,336	-	10,151,050
Rights of use assets, net	77,637,360	175,509	41,921,450	5,454,963	7,296,802	6,188,596	13,832,765	19,081,616	5,984,143	20,007,551	(36,883)	197,543,872
Goodwill	26,454,538	215,381	27,841,639	202,098	4,735,752	10,068,045	4,714,312	6,299,215	14,186,723	62,735,472	-	157,453,175
Licenses and rights, net	8,792,731	59,211	23,237,214	15,970,461	3,333,702	19,898,599	11,071,330	4,486,005	9,462,030	19,145,479	-	115,456,762
Liabilities by segments	705,313,279	231,506,580	285,446,324	45,871,982	42,339,871	85,036,582	65,209,861	36,943,971	39,906,419	101,707,608	(267,339,246)	1,371,943,231

(1)	Includes the acquisitions of Sites Colombia (see note 12 a)
(2)	Includes the acquisitions of Connexio Metro and Peter-S-Teleurin (see note 12 a)

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

The standard requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses, and it also includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements (PFS) and the notes.

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

 IFRS 18, and the amendments to the other standards, are effective for reporting periods beginning on or after 1 January 2027, but earlier application is permitted and must be disclosed. IFRS 18 will apply retrospectively.

The Company is currently working to identify all impacts the amendments will have on the primary financial statements and notes to the financial statements. The initial expected material impacts on Company’s financial statements are, as follows:

▪ Equity interest in net result of associated companies, interest income and dividends received will be classified in the investing category within the statement of profit or loss.

▪ Foreign exchange difference will be classified in the category where the related income and expense form the item giving rising to the foreign exchange difference.

▪ New disclosures could be added: (a) management-defined performance measures; (b) specified expense by nature if expenses are presented by function in the operating category of the statement of profit or loss; and (c) a reconciliation for each line item in the statement of profit or loss between the restated amounts presented applying IFRS 18 and the amounts previously presented applying IAS 1.

▪ Interest received will be classified in the investing activities, on the statement of cash flows.

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

IFRS 19 will become effective for reporting periods beginning on or after 1 January 2027, with early application permitted.

As the Company’s equity instruments are publicly traded, it is not eligible to elect to apply IFRS 19.

Amendments to the Classification and Measurement of Financial Instruments—Amendments to IFRS 9 and IFRS 7

In May 2024, the IASB issued Amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financial Instruments (the Amendments). The Amendments include:

▪ A clarification that a financial liability is derecognised on the ‘settlement date’ and the introduction of an accounting policy choice (if specific conditions are met) to derecognise financial liabilities settled using an electronic payment system before the settlement date.

▪ Additional guidance on how the contractual cash flows for financial assets with environmental, social and corporate governance (ESG) and similar features should be assessed.

▪ Clarifications on what constitute ‘non-recourse features’ and what are the characteristics of contractually linked instruments.

▪ The introduction of disclosures for financial instruments with contingent features and additional disclosure requirements for equity instruments classified at fair value through other comprehensive income (OCI).

The Amendments are effective for annual periods starting on or after 1 January 2026 with early adoption permitted for classification of financial assets and related disclosures only.

The Company is currently in the process of evaluating the impact of the amendments and, at this stage, does not anticipate that the amendments will have a material effect on the Company’s financial statements.

Annual Improvements to IFRS Accounting Standards - Volume 11

In July 2024, the IASB issued nine narrow scope amendments as part of its periodic maintenance of IFRS accounting standards. The amendments include clarifications, simplifications, corrections or changes to improve consistency in IFRS 1 First-time Adoption of International Financial Reporting Standards, IFRS 7 Financial instruments: Disclosure and its accompanying Guidance on implementing IFRS 7, IFRS 9 Financial Instruments, IFRS 10 Consolidated Financial Statements and IAS 7 Statements of Cash Flows.

The amendments will be effective for reporting periods beginning on or after 1 January 2026. Earlier application is permitted and must be disclosed.

The amendments are not expected to have a material impact on the Company’s financial statements.

Contracts Referencing Nature-dependent Electricity – Amendments to IFRS 9 and IFRS 7

In December 2024, the IASB issued Amendments to IFRS 9 and IFRS 7 - Contracts Referencing Nature dependent Electricity. The amendments apply only to contracts that reference nature-dependent electricity; the amendments:

▪ Clarify the application of the ‘own-use’ requirements for in-scope contracts.

▪ Amend the designation requirements for a hedged item in a cash flow hedging relationship for in-scope contracts.

▪ Add new disclosure requirements to enable investors to understand the effect of these contracts on a company’s financial performance and cash flows.

The amendments will take effect for annual reporting periods starting on or after 1 January 2026. Early adoption is allowed, but it must be disclosed. The amendments concerning the own-use exception are to be applied retrospectively, while the hedge accounting amendments should be applied prospectively to new hedging relationships designated from the initial application date. Additionally, the IFRS 7 disclosure amendments must be implemented alongside the IFRS 9 amendments. If an entity does not restate comparative information, it cannot present comparative disclosures.

The Company does not expect that the amendments will have a material impact on its financial statements.

Note 25. Subsequent Events

a) On March 22, 2026, the Company announced that one of its subsidiaries in Brazil has entered into an agreement to acquire approximately 73% of Desktop, S.A.’s capital stock. Completion of the transaction is subject to certain customary closing conditions, including approvals by the Administrative Council for Economic Defense (CADE) and by the National Telecommunications Agency (ANATEL).

b) On April 23, 2026, the Company’s annual shareholders meeting authorized (i) an amount of Ps. 10 billion to repurchase the Company’s own shares and (ii) the payment of a Ps. 0.54 (fifty four peso cents) ordinary dividend per share to be paid in two installments of Ps.0.27 (twenty seven peso cents), each. The Company’s shareholders also agreed to the cancellation of the “B” shares acquired as part of the Company’s repurchase program, held in the Company’s treasury, and to modify the sixth article of the Company’s bylaws to reduce share capital proportionally to the cancellation of the shares.